As confidentially submitted to the Securities and Exchange Commission on February 12, 2026. The draft registration statement has not been filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Evernorth Holdings Inc.

(Exact name of registrant as specified in its charter)

Nevada	6199	39-4156999
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

For co-registrant, see “Table of Co-Registrant” on the following page.

600 Battery St.

San Francisco, California 94111

(415) 322-3046

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

The Corporation Trust Company

701 S Carson St., Ste 200,

Carson City, Nevada 89701

(888) 528-2677

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Daniel P. Gibbons Derek Dostal Evan Rosen Meaghan Kennedy Saagar Kaul Davis Polk & Wardwell LLP 450 Lexington Ave. New York, NY 10017 (212) 450-4000	Patrick Schultheis Jeana S. Kim Nathan Robinson Wilson Sonsini Goodrich & Rosati, P.C. 701 Fifth Ave., Suite 5100 Seattle, WA 98104 (206) 883-2500

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐

Exchange Act Rule 14d-l(d) (Cross-Border Third-Party Tender Offer) ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

TABLE OF CO-REGISTRANT

Exact Name of Co-Registrant as Specified in its Charter(1)(2)	State or Other Jurisdiction of Incorporation or Organization	Primary Standard Industrial Classification Code Number	I.R.S. Employer Identification Number
Pathfinder Digital Assets LLC	Delaware	6199	39-4202644

(1)	The co-registrant has the following principal executive offices: 600 Battery St., San Francisco, California 94111.
(2)	The agent for service for the co-registrant is: c/o The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801, (800) 677-3394.

PRELIMINARY PROXY STATEMENT/PROSPECTUS, SUBJECT TO COMPLETION, DATED    , 2026

PROXY STATEMENT FOR EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF ARMADA ACQUISITION CORP. II (A CAYMAN ISLANDS EXEMPTED COMPANY)

AND

PROSPECTUS FOR UP TO      SHARES OF CLASS A COMMON STOCK AND     WARRANTS OF EVERNORTH HOLDINGS INC. (IN CONNECTION WITH THE TRANSACTIONS DESCRIBED HEREIN)

The board of directors of Armada Acquisition Corp. II, a Cayman Islands exempted company (the “SPAC”), has unanimously approved that certain Business Combination Agreement, dated as of October 19, 2025 (as may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), by and among SPAC, Evernorth Holdings Inc., a Nevada corporation (“Pubco”), Evernorth Corporate Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Pubco (“SPAC Merger Sub”), Pathfinder Digital Assets LLC, a Delaware limited liability company (the “Company”), Evernorth Company Merger Sub LLC, a Delaware limited liability company and wholly owned subsidiary of Pubco (“Company Merger Sub”) and Ripple Labs Inc., a Delaware corporation (“Ripple”), a copy of which is attached to this proxy statement/prospectus as Annex A.

The Business Combination Agreement provides that, among other things, upon the consummation of the transactions contemplated thereby (the “Closing” and the date and time at which the Closing is actually held, the “Closing Date”) and upon the terms and subject to the conditions set forth therein, (a) Company Merger Sub will merge with and into the Company, with the Company continuing as the surviving company (the “Company Merger”), with holders of Company units (each, a “Company Unit”) receiving one share of Class A common stock, par value $0.001 per share, of Pubco (“Pubco Class A Common Stock”) for each Company Unit, subject to certain reductions and other limitations imposed on the Contributor Related Parties, as set forth in the Business Combination Agreement, and (b) simultaneously with the Company Merger, SPAC Merger Sub will merge with and into SPAC Delaware, with SPAC Delaware continuing as the surviving entity (the “SPAC Merger” and, together with the Company Merger, the “Mergers” and, together with the other transactions contemplated by the Business Combination Agreement and the other Ancillary Agreements, the “Transactions”), with (x) stockholders of SPAC Delaware receiving one share of Pubco Class A Common Stock for each SPAC Class A Share held by such shareholder, and (y) warrantholders of SPAC Delaware receiving one warrant to purchase one share of Pubco Class A Common Stock for each warrant to purchase one SPAC Class A Share held by such warrantholders. Upon consummation of the Mergers and the Transactions, Pubco will become a publicly traded company, in each case upon the terms and subject to the conditions set forth in the Business Combination Agreement and in accordance with applicable law. “SPAC Class A Shares” means, prior to the SPAC Domestication, the Class A ordinary shares, par value $0.0001 per share, of SPAC and after the SPAC Domestication, the shares of Class A common stock, par value $0.0001 per share, of SPAC Delaware.

Subject to obtaining the required shareholder approvals, at least one Business Day prior to the Closing Date, SPAC will transfer by way of continuation to and domesticate as a Delaware corporation (the “SPAC Domestication,” and SPAC immediately following the SPAC Domestication and prior to the Closing, “SPAC Delaware”). In connection with the SPAC Domestication, (i) each then issued and outstanding Class A ordinary share, par value $0.0001 per share, of SPAC shall convert automatically into one share of Class A common stock, par value $0.0001 per share, of SPAC Delaware having the rights, powers and preferences, and the obligations, set forth in the Proposed Certificate of Incorporation; (ii) each then issued and outstanding Class B ordinary share, par value $0.0001 per share, of SPAC shall convert automatically into one share of Class B common stock, par value $0.0001 per share, of SPAC Delaware having the rights, powers and preferences, and the obligations, set forth in the Proposed Certificate of Incorporation; (iii) each then issued and outstanding SPAC Warrant shall convert automatically into a warrant to acquire one share of Class A common stock, par value $0.0001 per share, of SPAC Delaware on the same terms as the SPAC Warrant pursuant to the Warrant Agreement; and (iv) each then issued and outstanding SPAC Unit shall convert automatically into one unit of SPAC Delaware that entitles the holder to one share of Class A common stock, par value $0.0001 per share, of SPAC Delaware and one-half of one warrant to acquire one share of Class A common stock, par value $0.0001 per share, of SPAC Delaware.

At the SPAC Merger Effective Time, Pubco will issue to warrantholders of SPAC Delaware one warrant to purchase one share of Pubco Class A Common Stock (each, a “Pubco Warrant”) for each warrant to purchase one SPAC Class A Share held by such warrantholders (“SPAC Public Warrants”).

Arrington XRP Capital Fund, LP, a Delaware limited partnership (solely in its capacity as sponsor of SPAC, the “Sponsor”), also agreed to forfeit for no consideration, immediately prior to the Company Merger Effective Time, 120,000 SPAC Class A Shares, 2,364,000 SPAC Class B Shares and 60,000 SPAC Private Warrants. The Sponsor will exchange its remaining SPAC Private Warrants for Pubco Warrants. The Pubco Warrants will have substantially the same terms as the SPAC Private Warrants. Additionally, on September 9, 2025, the representatives of the underwriters in the SPAC’s initial public offering (the “SPAC IPO”), on behalf of all such underwriters, agreed to, in connection with the closing of the Transactions, reimburse a portion of the SPAC’s bona fide documented fees and expenses incurred in connection with the SPAC IPO in an amount of $2,300,000, with such amount decreased by $0.10 for every SPAC Class A Share in respect of which a Public Shareholder exercises its redemption rights.

In connection with the Closing, Pubco may issue three classes of common stock with different voting and economic rights. The Pubco Class A Common Stock will be entitled to economic rights, including the right to receive distributions in proportion to the number of shares held, and will be listed for trading on Nasdaq or another national securities exchange. Each share of Pubco Class A Common Stock will be entitled to one vote per share. The Pubco Class B Common Stock will be entitled to one vote per share but will not have any economic rights and will not be listed for trading or transferable unless a corresponding number of units of the Company Surviving Subsidiary are transferred to the same person. However, no shares of Pubco Class B Common Stock are expected to be issued or outstanding immediately following the Closing. Shares of Pubco Class C Common Stock will be entitled to economic rights, including the right to receive distributions in proportion to the number of shares held, but will have no voting rights except as required by the Nevada Revised Statutes and except with respect to certain amendments of the Amended and Restated Pubco Charter (as defined below) and will not be listed for trading or transferable, and will be convertible into Pubco Class A Common Stock at the election of the holder from time to time.

Immediately following the Closing, the Pubco Class A Common Stock will be held by the former SPAC Delaware stockholders, the Advance Funding Subscribers (as defined below), the Delayed Funding Subscribers (as defined below), the Contributor Related Party Entity (as defined below), Ripple and the Sponsor (as defined below), while the Pubco Class C Common Stock will be held only by the Sponsor, and no shares of Pubco Class B Common Stock will be issued or outstanding. The Company Units will be exchangeable for Pubco Class A Common Stock or the cash equivalent, at Pubco’s election, on the terms and subject to the conditions of the Company A&R LLCA (as defined below).

Assuming the Closing SPAC Price is $10.00, the price per share of Pubco Class A Common Stock and the price per warrant of Pubco Warrants is $11.50. The value of the consideration that Public Shareholders will receive in connection with the Business Combination is $230,000,000, assuming the Closing SPAC Share Price is $10.00. Assuming no Redemptions by the Public Shareholders, immediately following the Closing, the Public Shareholders will hold 23,000,000 shares of Pubco Class A Common Stock, the Advanced Funding Subscribers will hold 21,546,963 shares of Pubco Class A Common Stock, the Delayed Funding Subscribers will hold 1,097,321 shares of Pubco Class A Common Stock, the Contributor Related Party Entity will hold 1,832,875 shares of Pubco Class A Common Stock, the Sponsor will hold 13,026,926 shares of Pubco Class A Common Stock and Ripple will hold 4,647,857 shares of Pubco Class A Common Stock, in each case excluding the impact of Pubco Warrants. For more information about the value and number of shares of Pubco Class A Common Stock and Pubco Warrants expected to be held by the Public Shareholders, the Advance Funding

Subscribers, the Delayed Funding Subscribers, the Contributor Related Party Entity, the Sponsor and Ripple immediately following the Closing, see the sections entitled “Summary of the proxy statement/prospectus—Ownership of Pubco After the Transactions,” “Questions and Answers About the Proposals—What equity stake will current Public Shareholders, the PIPE Investors, the Sponsor, Ripple, and their affiliates hold in Pubco immediately after the completion of the Transactions and the Private Placement Investments?” in this proxy statement/prospectus.

Material Financing Transactions

Contribution Agreement

Concurrently with the execution of the Business Combination Agreement, Ripple, Pubco and the Company entered into a contribution agreement (the “Contribution Agreement”), pursuant to which Ripple contributed to the Company 126,791,458 XRP tokens (the “Contributed XRP”), in a private placement (the “Initial Contribution”), in exchange for the Company issuing to Ripple a number of Company Units (the “Ripple Subscribed Units”) equal to the Ripple Initial Subscribed Units. At Closing, the Company may also issue to Ripple the Contributor Adjustment Units, if any.

For purposes of the Contribution Agreement:

•	“Ripple Initial Subscribed Units” means the quotient of (i) the Contributor Units Subscription Price and (ii) $10.00;

•	“Contributor Units Subscription Price” means such amount (in USD) equal to the product of (x) the Contributed XRP and (y) the Signing XRP Price; and

•

“Contributor Adjustment Units” means such number of shares of Company Units equal to the product of (i) the number of Ripple Initial Subscribed Units issuable to Ripple and (ii) the difference between (1) the quotient of the Closing XRP Price and the Signing XRP Price and (2) one.

Prior to and effective upon closing, Pubco, Ripple and the Contributor Related Party Entity will enter into the Company A&R LLCA.

The Contribution Agreement may be terminated prior to the Closing as follows: (a) by the mutual written consent of the parties thereto and SPAC; or (b) automatically with no further action required by the parties thereto if the Business Combination Agreement is terminated in accordance with its terms.

Advance Funding Subscription Agreements

Concurrently with the execution of the Business Combination Agreement, Pubco, the Company and SPAC entered into advance funding subscription agreements (collectively, the “Advance Funding Subscription Agreements”) with certain institutional investors and individual accredited investors (the “Advance Funding Subscribers”), pursuant to which the Advance Funding Subscribers agreed to purchase, and Pubco agreed to issue and sell, on the Closing Date, shares of Pubco Class A Common Stock (the “Advance Funding Shares”) for $214.05 million in cash and a contribution of 600,000 XRP tokens in a private placement (the “Advance Funding Subscription”), upon the terms and subject to the conditions set forth therein. Advance Funding Subscribers will receive a number of Advance Funding Shares at the closing of the Advance Funding equal to the sum of (a) the Advance Funding Initial Subscribed Shares and (b) the Advance Funding Adjustment Shares, if any. For purposes of the Advance Funding Subscription Agreements:

•	“Advance Funding Initial Subscribed Shares” means the quotient of (i) the Advance Funding Subscription Price and (ii) $10.00;

•

“Advance Funding Subscription Price” means (a) if the Advance Funding Subscriber elected to subscribe for the Advance Funding Shares with cash, the amount of cash contributed as set forth on the signature page to its Advance Funding Subscription Agreement or (b) if the Advance Funding Subscriber elected to subscribe for the Advance Funding Shares with XRP, such amount (in USD) equal to the product of (x) the amount of XRP contributed as set forth on the signature page to its Advance Funding Subscription Agreement and (y) the Signing XRP Price;

“Signing XRP Price” means the VWAP of XRP denominated in USD as quoted on the “CME CF XRP-Dollar Reference Rate - New York Variant” benchmark (with the reference ticker XRPUSD_NY) at 4:00 p.m. New York City time on the day immediately preceding the date on which the Business Combination Agreement is signed. The Signing XRP Price has been determined to be $2.36609;

•

“Advance Funding Adjustment Shares” means, in respect of any Advance Funding Subscriber whether such subscriber elected to subscribe with XRP or with cash that was subsequently used by Pubco and/or the Company to purchase XRP, such number of shares of Pubco Class A Common Stock equal to the product of (i) the number of Advance Funding Initial Subscribed Shares issuable to such Advance Funding Subscriber and (ii) the difference between (1) the quotient of the Closing XRP Price (as defined below) and the Signing XRP Price and (2) one; and

•

“Closing XRP Price” means the value of XRP denominated in USD as calculated using the “CME CF XRP-Dollar Reference Rate - New York Variant” benchmark (with the reference ticker XRPUSD_NY) by taking the arithmetic average of the quotes at 4:00 p.m. New York City time for each of the three days immediately preceding the Closing Date.

Capitalized terms used but not defined in this subsection shall have the meanings ascribed to such terms in the Advance Funding Subscription Agreements.

The closing of each Advance Funding Subscription is conditioned on the satisfaction or waiver by each such Advance Funding Subscriber of the additional condition that, on the date of each such agreement, no other Advance Funding Subscription Agreement (or other agreements or understandings (including side letters) entered into in connection therewith or in connection with the sale of the other Advance Funding Shares) shall have been amended, modified or waived in any manner that benefits any other Advance Funding Subscriber unless such Advance Funding Subscriber shall have been offered in writing the same benefits (other than terms particular to the legal or regulatory requirements of such other Advance Funding Subscriber or its affiliates or related persons).

Delayed Funding Subscription Agreements

Concurrently with the execution of the Business Combination Agreement, Pubco, the Company and SPAC entered into delayed funding subscription agreements (collectively, the “Delayed Funding Subscription Agreements”) with certain institutional investors and individual accredited investors (the “Delayed Funding Subscribers”), pursuant to which the Delayed Funding Subscribers agreed to subscribe for and purchase, and Pubco agreed to issue and sell, on the Closing Date, shares of Pubco Class A Common Stock (the “Delayed Funding Shares”) for $10.5 million in cash and a contribution of 200,000 XRP tokens, in a private placement (the “Delayed Funding Subscription”), upon the terms and subject to the conditions set forth therein. Delayed Funding Subscribers will receive a number of Delayed Funding Shares at the closing of the Delayed Funding equal to the quotient of (i) the Delayed Funding Subscription Price and (ii) $10.00.

For purposes of the Delayed Funding Subscription Agreements, “Delayed Funding Subscription Price” means (a) if the Delayed Funding Subscriber elected to subscribe for the Delayed Funding Shares with cash, the amount of cash contributed as set forth on the signature page to its Delayed Funding Subscription Agreement or (b) if the Delayed Funding Subscriber elected to subscribe for the Delayed Funding Shares with XRP, such amount (in USD) equal to the product of (x) the amount of XRP contributed as set forth on the signature page to its Delayed Funding Subscription Agreement and (y) the Closing XRP Price.

The closing of each Delayed Funding Subscription is conditioned on, among other things, the satisfaction or waiver of all closing conditions to the consummation of the Business Combination; and the Delayed Funding Subscribers’ consent to any amendments, modifications or waivers to the terms of the Business Combination Agreement that would reasonably be expected to materially and adversely affect the economic benefits to the Delayed Funding Subscribers.

Series C Subscription Agreement

Concurrently with the execution of the Business Combination Agreement, Pubco, the Company and SPAC entered into a subscription agreement (the “Series C Subscription Agreement”) with the Sponsor, pursuant to which the Sponsor agreed to purchase, and Pubco agreed to issue and sell, on the Closing Date, shares of Pubco Class A Common Stock and Pubco Class C Common Stock (together, the “Series C Subscribed Shares”) for 211,319,096.061435 XRP tokens (the “Series C Subscription”), in a private investment in public equity transaction (a “PIPE”), upon the terms and subject to the conditions set forth therein. The Sponsor will receive (i) a number of Pubco Class A Common Stock that would result in the Series C DQ Persons (as defined below) owning, immediately after the Transaction Closing and the other related transactions, a number of shares of Pubco Class A Common Stock that would cause Series C DQ Persons to be the beneficial owner (as defined in Rule 13d-3 or 13d-5 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or any successor statute or regulation) of capital stock of Pubco such that the Series C Attributed Ownership Percentage (as defined below) equals 19.9% and (ii) the number of shares of Pubco Class C Common Stock that is equal to the number of Series C Subscribed Shares minus the number of shares of Pubco Class A Common Stock issued to Sponsor pursuant to clause (i). The total Series C Subscribed Shares shall be equal to the sum of (a) the Series C Initial Subscribed Shares and (b) the Series C Adjustment Shares, if any.

For purposes of the Series C Subscription Agreement:

•

“Outstanding Voting Shares” means the aggregate number of shares of Pubco Class A Common Stock and Pubco Class B Common Stock to be outstanding as of immediately following the Completion Date (as defined in the Series C Subscription Agreement);

•	“RippleWorks” means RippleWorks Inc., a Delaware nonprofit nonstock corporation;

•

“Series C Adjustment Shares” means such number of shares of Pubco Class A Common Stock or Pubco Class C Common Stock equal to the product of (i) the number of Series C Initial Subscribed Shares issuable to Series C DQ Persons and (ii) the difference between (1) the quotient of the Closing XRP Price and the Signing XRP Price and (2) one;

•

“Series C Attributed Ownership Percentage” means the quotient of (x) the sum of (i) the number of shares of Pubco Class A Common Stock, Pubco Class B Common Stock and Pubco Voting Preferred Stock (as defined in the Series C Subscription Agreement), if applicable, held by Sponsor, RippleWorks and the Series C DQ Persons and (ii) the Series C Indirect Ownership Amount and (y) the Outstanding Voting Shares;

•

“Series C DQ Persons” means any holders of Pubco Stock, Pubco Voting Preferred Stock or Company Units who are “disqualified persons” with respect to RippleWorks within the meaning of Section 4946 of the Code for purposes of the excess business holdings rules set forth in Code Section 4943;

•

“Series C Indirect Ownership Amount” means, at any given time, the aggregate number of shares of Pubco Class A Common Stock, Pubco Class B Common Stock and Pubco Voting Preferred Stock that Sponsor and any Series C DQ Person are deemed to indirectly own under the excess business holdings rules set forth in Code Section 4943 as a result of Sponsor’s, RippleWorks’ or any other Series C DQ Person’s ownership of stock in a corporation, profits interest in a partnership, or beneficial interest in a trust, estate or unincorporated enterprise that, in each case, beneficially owns Pubco Class A Common Stock, and/or Pubco Class B Common Stock and/or Pubco Voting Preferred Stock;

•	“Series C Initial Subscribed Shares” means the quotient of (i) the Series C Subscription Price and (ii) $10.00; and

•

“Series C Subscription Price” means such amount (in USD) equal to the product of (x) the amount of XRP contributed as set forth on the signature page to its Series C Subscription Agreement and (y) the Signing XRP Price.

The closing of the Series C Subscription Agreement is conditioned on the satisfaction or waiver by the Sponsor of the additional condition that, on the date of such agreement, no other Series C Subscription

Agreement (or other agreements or understandings (including side letters) entered into in connection therewith or in connection with the sale of the other Private Placement Equity Interests) shall have been amended, modified or waived in any manner that benefits any other Private Placement Investors with respect to the economic terms governing the purchase and sale of such other Private Placement Equity Interests unless the Sponsor shall have been offered in writing the same economic benefits; provided, however, that such condition shall not apply to (i) any allocation of the Series C Subscribed Shares between Pubco Class A Common Stock and Pubco Class C Common Stock (including the ownership-limit mechanics and related calculations set forth in the Series C Subscription Agreement, so long as the aggregate Series C Subscription Price and the per share price thereof are identical, (ii) any differences between the rights of any shares of Pubco Class C Common Stock and the rights of shares of Pubco Class A Common Stock, (iii) any terms that are particular to the legal, regulatory, tax or policy requirements of any other Private Placement Investor or its affiliates or (iv) matters that do not impact the economic terms of the purchase and sale of the Series C Subscribed Shares.

Contributor Related Party Entity Subscription Agreement

Concurrently with the execution of the Business Combination Agreement, Pubco, the Company and SPAC entered into a subscription agreement (the “Contributor Related Party Entity Subscription Agreement”) with Larsen Lam Children’s Remainder Trust, an investor affiliated with Ripple (the “Contributor Related Party Entity”), pursuant to which the Contributor Related Party Entity agreed to purchase, and Pubco agreed to issue and sell, on the Closing Date, shares of Pubco Class A Common Stock (the “Contributor Related Party Entity Subscribed Shares”), and the Company agreed to issue and sell Company Units (the “Contributor Related Party Entity Subscribed Units” and together with the Contributor Related Party Entity Subscribed Shares, the “Contributor Related Party Entity Subscribed Equity Interests”) for an aggregate contribution of 50 million XRP tokens in a private placement (the “Contributor Related Party Entity Subscription”), upon the terms and subject to the conditions set forth therein. The Contributor Related Party Entity will not receive a number of Pubco Class A Common Stock that would result in the Contributor Group Holders collectively owning, immediately after the Transaction Closing and the other related transactions, a number of shares that would cause the Contributor Group Ownership Percentage (as defined below) to exceed 9.9% and, to the extent the number of shares issued to the Contributor Group Holders is reduced as a result of the foregoing, the Contributor Related Party Entity will receive a number of Company Units that is equal to the number of Contributor Related Party Entity Subscribed Equity Interests minus the number of Contributor Related Party Entity Subscribed Shares. The Contributor Related Party Entity Subscribed Equity Interests shall be equal to the sum of (a) the Contributor Related Party Entity Initial Subscribed Equity Interests and (b) the Contributor Related Party Entity Adjustment Equity Interests, if any.

For purposes of the Contributor Related Party Entity Subscription Agreement:

•

“Contributor Group Holders” means Ripple, the Contributor Related Party Entity and any other holders of Pubco Common Stock, Pubco Preferred Stock or Company Units who are collectively deemed to form a “group” as defined in Section 13(d) of the Exchange Act;

•

“Contributor Group Ownership Percentage” means the quotient of (x) the number of shares of Pubco Class A Common Stock and Pubco Class B Common Stock beneficially held by Contributor Group Holders and (y) the Outstanding Voting Shares;

•

“Contributor Related Party Entity Adjustment Equity Interests” means such number of Pubco Class A Common Stock or Company Units equal to the product of (i) the number of Contributor Related Party Entity Initial Subscribed Equity Interests issuable to the Contributor Related Party Entity and (ii) the difference between (1) the quotient of the Closing XRP Price and the Signing XRP Price and (2) one;

•	“Contributor Related Party Entity Initial Subscribed Equity Interests” means the quotient of (i) the Contributor Related Party Entity Subscription Price and (ii) $10.00; and

•

“Contributor Related Party Entity Subscription Price” means such amount (in USD) equal to the product of (i) the amount of XRP contributed as set forth on the signature page to the Contributor Related Party Entity Subscription Agreement and (ii) the Signing XRP Price.

The closing of the Contributor Related Party Entity Subscription is conditioned on the satisfaction or waiver by the Contributor Related Party Entity of the additional condition that, on the date of each such agreement, no other Contributor Related Party Entity Subscription Agreement (or other agreements or understandings (including side letters) entered into in connection therewith or in connection with the sale of the other Subscribed Equity Interests) shall have been amended, modified or waived in any manner that benefits any other Contributor Related Party Entity, if any, unless the Contributor Related Party Entity shall have been offered in writing the same benefits (other than terms particular to the legal or regulatory requirements of such other Contributor Related Party Entity, if any, or its affiliates or related persons).

No fractional shares of Pubco Class A Common Stock, Pubco Class B Common Stock, or Company Unit will be issued in connection with the Advance Funding Subscription Agreements, the Delayed Funding Subscription Agreements, the Series C Subscription Agreement and the Contributor Related Party Entity Subscription Agreement (collectively, the “Subscription Agreements”), and any fractional shares of Pubco will be rounded up to the nearest whole share and any fractional equity units otherwise issuable will be rounded down to the nearest whole equity unit.

Pursuant to the Subscription Agreements, Pubco has agreed to use commercially reasonable efforts to file a registration statement registering the resale of the shares purchased by the Subscribers pursuant to the Subscription Agreements (at Pubco’s sole cost and expense) within 30 calendar days following the Closing Date and to use commercially reasonable efforts to have such registration statement declared effective as soon as practicable, and in any event no later than 75 calendar days after the Closing Date, subject to an extension in the event of SEC review.

The net cash proceeds from the closing of the Subscription Agreements, along with funds from the trust account of the SPAC, will be used for working capital, general corporate purposes and the purchase of XRP.

Each Subscription Agreement will terminate and be void and of no further force or effect upon the earliest to occur of (i) the termination of the Business Combination Agreement in accordance with its terms, (ii) the date that is twelve months from the date of the Subscription Agreement or (iii) the mutual written agreement of the parties thereto.

Pubco, the Company and SPAC may seek to raise additional funds through private placement transactions, including PIPE transactions, or other forms of capital raising. There can be no assurance as to whether, when or on what terms any such future financings may be conducted.

Tax Receivable Agreement

Concurrently with the Closing, Pubco, the Company and the TRA Parties will enter into a tax receivable agreement (the “Tax Receivable Agreement”), which will provide for, among other things, payment by Pubco to the TRA Parties of 85% of the U.S. federal, state and local income tax savings realized or deemed to be realized by Pubco as a result of the increases in tax basis and certain other tax benefits and the exchange of units of the Company Surviving Subsidiary for shares of Pubco Class A Common Stock (as more fully described in the Tax Receivable Agreement).

Consideration Received by the Sponsor and its Affiliates

The compensation to be received by the Sponsor and its affiliates upon the consummation of the Business Combination (excluding any consideration from participation in the Private Placement Investments) is: (i) up to 5,796,000 shares of Pubco Class A Common Stock to be issued in exchange for the same number of Founder Shares and (ii) up to 140,000 Pubco Warrants to be issued in exchange for the same number of SPAC Private Warrants, each of which entitles the holder of such warrant to purchase one share of Pubco Class A Common Stock at a price of $11.50 per share as set forth in the Pubco Warrant Agreement. In addition to the exchanges described in the preceding sentence, the Sponsor agreed to, immediately prior to the Company Merger Effective Time, forfeit the interests it holds in SPAC that would otherwise remain after such exchanges, consisting of 120,000 SPAC Class A Shares, 2,364,000 SPAC Class B Shares and 60,000 SPAC Private Warrants.

The Sponsor purchased 7,880,000 Founder Shares, 400,000 SPAC Class A Shares and 200,000 SPAC Private Warrants from the Original Sponsor for an aggregate purchase price of $6,600,000. Assuming a trading price of $    per Founder Share and $    per SPAC Private Warrant (based upon the respective closing prices of the SPAC Class A Shares and the SPAC Public Warrants on Nasdaq on     , 2026, the most recent practicable date prior to the date of this proxy statement/prospectus), the 7,880,000 Founder Shares, 400,000 SPAC Class A Shares and 200,000 SPAC Private Warrants, in each case if unrestricted and freely tradable, would have an implied aggregate market value of $    million.

In addition to the compensation to be received by the Sponsor and its affiliates referred to above, RippleWorks made an investment in the Sponsor of $500,000 in cash and 211,319,096.061435 XRP tokens (the token portion of such investment, the “RippleWorks Token Investment” and together with the cash investment, the “RippleWorks Investment”), which is subject to the Sponsor’s obligation to invest all of the RippleWorks Token Investment in shares of Pubco pursuant to the Series C Subscription Agreement. RippleWorks may withdraw the RippleWorks Investment if the Business Combination is not consummated. The Sponsor will receive a customary annual management fee in connection with its management of the RippleWorks Investment. RippleWorks is a limited partner in the Sponsor and, prior to the RippleWorks Investment held, and after the execution of the Business Combination Agreement holds, a majority of the limited partner interests in the Sponsor. Prior to the RippleWorks Investment, RippleWorks was entitled to only customary limited partner information and approval rights in the Sponsor. In connection with the RippleWorks Investment, the Sponsor and RippleWorks entered into a letter agreement dated October 17, 2025 pursuant to which Sponsor agreed to consult with RippleWorks on any decisions directly related to the disposition or voting of Pubco Stock purchased under the Series C Subscription Agreement and to vote such shares as directed by RippleWorks. Chris Larsen, co-founder and Executive Chairman of Ripple, is also a co-founder and member of the board of directors of RippleWorks.

Upon the completion of the Transactions and the consummation of the Private Placement Investments, and assuming, among other things, that neither SPAC, nor Pubco nor the Company enter into any additional financing arrangements after the date hereof and prior to Closing, that no holder of SPAC Class A Shares sold as part of the SPAC Units in the SPAC IPO, whether purchased in the SPAC IPO or following the SPAC IPO in the open market (a “Public Shareholder,” and such shares, “Public Shares”) exercises redemption rights with respect to their Public Shares upon completion of the Transactions, that all Advance Funding Subscribers, Delayed Funding Subscribers, the Sponsor and the Contributor Related Party Entity (together, the “Private Placement Investors”) fund their commitments as and when required under their Private Placement Subscription Agreements, that Ripple contributes the Contributed XRP as and when required under the Contribution Agreement, that the Closing SPAC Share Price is $10.00, that the Closing XRP Price is $2.36609 (which would be the Closing XRP Price if the Business Combination closed on October 19, 2025), that no shares of Pubco Class A Common Stock are issued pursuant to the incentive plan expected to be adopted by Pubco in connection with the Closing and neither Ripple nor the Sponsor purchases SPAC Class A Shares in the open market, (i) the Public Shareholders, (ii) the Advance Funding Subscribers, (iii) the Delayed Funding Subscribers, (iv) the Contributor Related Party Entity, (v) the Sponsor and (vi) Ripple, in each case, will own approximately 35.6%, 32.9%, 1.7%, 2.8%, 19.9% and 7.1%, respectively, of the issued and outstanding shares of Pubco Class A Common Stock. These percentages exclude 11,655,002 shares of Pubco Class A Common Stock underlying Pubco Warrants that may later be issued.

If any of the Public Shareholders exercise their redemption rights, the percentage of the issued and outstanding shares of Pubco Class A Common Stock held by the Public Shareholders will decrease and the percentages of issued and outstanding shares of Pubco Class A Common Stock held by the Advance Funding Subscribers, the Delayed Funding Subscribers, the Contributor Related Party Entity, the Sponsor and Ripple will each increase, in each case relative to the percentage held if none of the Public Shares are redeemed.

If any of the Public Shareholders exercise their redemption rights, the percentage of the issued and outstanding shares of Pubco Class A Common Stock held by the Public Shareholders will decrease and the percentages of issued and outstanding shares of Pubco Class A Common Stock held by the Advance Funding Subscribers, the Delayed Funding Subscribers, the Contributor Related Party Entity, the Sponsor and Ripple will each increase, subject to the 9.9% ownership cap on the Contributor Group’s ownership of Pubco’s total voting power, in the case of Ripple, in each case relative to the percentage held if none of the Public Shares are redeemed.

This proxy statement/prospectus covers: (i)    shares of Pubco Class A Common Stock, which number is based on the assumptions set forth in the section of this proxy statement/prospectus entitled “Summary of the proxy statement/prospectus—Ownership of Pubco After the Transactions”; and (ii) 11,655,002 Pubco Warrants.

SPAC will hold the extraordinary general meeting (“Extraordinary General Meeting”) to consider matters relating to the Transactions at     , Eastern Time, on      , 2026. For the purposes of Cayman Islands law and the amended and restated memorandum and articles of association of SPAC (the “SPAC Charter”), the physical place of the meeting will be at     . However, in order to facilitate access for SPAC’s shareholders, the Extraordinary General Meeting will be held in virtual meeting format at     . There is no requirement to attend the Extraordinary General Meeting in person at the physical place of the meeting in order to vote, and SPAC encourages virtual participation. You or your proxyholder will be able to attend and vote at the Extraordinary General Meeting in-person or online by visiting     and using a control number assigned by Continental Stock Transfer & Trust Company, SPAC’s transfer agent. To register and receive access to the Extraordinary General Meeting, registered shareholders and beneficial owners (those holding SPAC shares through a stock brokerage account or by a bank or other holder of record) will need to follow the instructions applicable to them provided in this proxy statement/prospectus.

After careful consideration, the SPAC Board has unanimously approved the Business Combination Agreement, the Transactions and the other proposals described in this proxy statement/prospectus. The SPAC Board has also determined that it is advisable to consummate the Transactions and that the Transactions are in the best interests of SPAC and its shareholders. In making its determination, the SPAC Board considered, among other things, the Fairness Opinion that was provided by Cohen & Company Securities, LLC (acting through its Cohen & Company Capital Markets division) (“CCM”) for the information of, and directed to, the SPAC Board for its information and assistance in connection with the Business Combination. CCM is of the opinion that, as of October 19, 2025, the Exchange Ratio (as defined therein) is fair, from a financial point of view, to SPAC. The SPAC Board noted that CCM (i) is regularly engaged in valuing businesses and their securities and providing fairness opinions in connection with corporate transactions, and (ii) has experience with companies in sectors relevant to SPAC’s business. The SPAC Board unanimously recommends that shareholders vote “FOR” each proposal described in this proxy statement/prospectus.

This proxy statement/prospectus provides shareholders of SPAC with detailed information about the Transactions and other matters to be considered at the Extraordinary General Meeting. We encourage you to read this entire document, including the Annexes and other documents referred to in this proxy statement/prospectus, carefully and in their entirety. It also contains or references information about SPAC, Pubco and the Company and certain related matters. In particular, when you consider the recommendation regarding the proposals by the SPAC Board, you should keep in mind that the Sponsor and certain of SPAC’s directors and officers have interests in the Transactions that may be different from, or in addition to, your interests as a shareholder. For instance, the Sponsor and certain of SPAC’s officers and directors will benefit from the completion of an initial business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidating SPAC. See the section of this proxy statement/prospectus entitled “The Business Combination Proposal—Interests of the Sponsor and SPAC’s Directors and Officers in the Transactions” for a further discussion of these considerations. For a discussion of the potential dilutive impact of redemptions on non-redeeming shareholders, see “Questions and Answers about the Proposals—Q: What happens if a substantial number of Public Shareholders vote in favor of the Business Combination Proposal and exercise their redemption rights”. You should also carefully consider the risk factors described under the heading “Risk Factors” beginning on page 46 of this proxy statement/prospectus.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This proxy statement/prospectus is dated     , 2026, and is first being mailed to SPAC shareholders on or about     , 2026.

ARMADA ACQUISITION CORP. II

A Cayman Islands Exempted Company

382 NE 191st St., Suite 602

Miami, FL 33179-3899

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON    , 2026

NOTICE IS HEREBY GIVEN that an extraordinary general meeting (including any adjournments or postponements of the extraordinary general meeting, the “Extraordinary General Meeting”) of Armada Acquisition Corp. II, a Cayman Islands exempted company (“SPAC”), will be held on     , 2026, at     Eastern Time, virtually at https://www.cstproxy.com/armadaacqii/2026. For the purposes of Cayman Islands law and the amended and restated memorandum and articles of association of SPAC (the “SPAC Charter”), the physical place of the meeting will be at     . However, in order to facilitate access for SPAC’s shareholders, the Extraordinary General Meeting will be held in virtual meeting format at     . There is no requirement to attend the Extraordinary General Meeting in person at the physical place of the meeting in order to vote, and SPAC encourages virtual participation. You or your proxyholder will be able to attend and vote at the Extraordinary General Meeting in-person or online by visiting     and using a control number assigned by Continental Stock Transfer & Trust Company, SPAC’s transfer agent. To register and receive access to the Extraordinary General Meeting, registered shareholders and beneficial owners (those holding SPAC shares through a stock brokerage account or by a bank or other holder of record) will need to follow the instructions applicable to them provided in this proxy statement/prospectus.

The Extraordinary General Meeting will be held for the following purposes:

Proposal No. 1—The Business Combination Proposal: To consider and vote upon a proposal to adopt and approve, by ordinary resolution, the Business Combination Agreement, dated as of October 19, 2025, attached to the accompanying proxy statement/prospectus as Annex A (as it may be further amended, supplemented or otherwise modified from time to time in accordance with its terms, the “Business Combination Agreement”), by and among SPAC, Evernorth Holdings Inc., a Nevada corporation (“Pubco”), Evernorth Corporate Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Pubco (“SPAC Merger Sub”), Evernorth Company Merger Sub LLC, a Delaware limited liability company and a wholly owned subsidiary of Pubco (“Company Merger Sub”), Pathfinder Digital Assets LLC, a Delaware limited liability company (the “Company”), and Ripple Labs Inc., a Delaware corporation (the “Ripple”), pursuant to which, at the closing of the transactions contemplated by the Business Combination Agreement (the “Closing”), (a) Company Merger Sub will merge with and into the Company, with the Company continuing as the surviving company (the “Company Merger”), and with Ripple receiving one share of Class A common stock, par value $0.001 per share, of Pubco (“Pubco Class A Common Stock”) for each unit of the Company (each, a “Company Unit”) held by Ripple and exchanged subject to certain limitations on the initial holdings of Ripple and certain related entities included in the BCA, and (b) simultaneously with the Company Merger, SPAC Merger Sub will merge with and into SPAC, with SPAC continuing as the surviving entity (the “SPAC Merger” and, together with the Company Merger, the “Mergers” and, together with the other transactions contemplated by the BCA, the “Transactions”). We refer to this proposal as the “Business Combination Proposal.”

Proposal No. 2—The Merger Proposal: To consider and vote upon a proposal to authorize and approve, by special resolution, the SPAC Merger. We refer to this proposal as the “Merger Proposal.”

Proposal No. 3—The Domestication Proposal: To consider and vote upon a proposal to approve, by special resolution, a plan of domestication (as may be amended from time to time, the “Plan of Domestication”) attached to this proxy statement/prospectus as Annex B and a change in the corporate structure and domicile of SPAC, which will be accomplished by the transfer by way of continuation of SPAC from an exempted company incorporated in accordance with the laws of the Cayman Islands to a corporation incorporated under the laws of the State of Delaware in accordance with the Plan of Domestication (the “SPAC Domestication”). The SPAC Domestication will be effected in accordance with the Plan of Domestication at least one Business Day prior to the Closing Date by (i) duly approving and adopting a Plan of Domestication, (ii) filing with the Secretary of State of the State of Delaware a certificate of domestication with respect to the SPAC Domestication, together with the Proposed Certificate of Incorporation (the “Proposed Certificate of Incorporation”), (iii) completing, making and procuring all filings required to be made with the Cayman Registrar in connection with the SPAC Domestication and (iv) obtaining a certificate of de-registration from the Cayman Registrar. Upon the effectiveness of the SPAC Domestication, SPAC will continue as a Delaware corporation under the corporate name Arrington Capital SPAC I Inc., and each then issued and outstanding security of SPAC will convert into issued and outstanding securities of SPAC Delaware, as described in more detail in the accompanying proxy statement/prospectus. We refer to this proposal as the “Domestication Proposal.”

Proposal No. 4—The Advisory SPAC Delaware Documents Proposals: To consider and vote, on a non-binding, advisory basis, upon two separate proposals to approve, by ordinary resolution, certain material differences between the SPAC Charter and the proposed certificate of incorporation of SPAC (the “Proposed Certificate of Incorporation”) and the proposed bylaws of SPAC (the “Proposed SPAC Delaware Bylaws” and together with the Proposed Certificate of Incorporation, the “Proposed SPAC Delaware Documents”), substantially in the form attached to this proxy statement/prospectus as Annex H and Annex I respectively, presented separately in accordance with the U.S. Securities and Exchange Commission (“SEC”) requirements, specifically:

•

Advisory SPAC Delaware Documents Proposal 4A—The Proposed SPAC Delaware Documents will require the SPAC Board acting pursuant to a resolution adopted by a majority of the directors then serving on the SPAC Board and the affirmative vote of at least two-thirds of the voting power of the outstanding voting securities of SPAC entitled to vote thereon, voting together as a single class, to amend, repeal or modify any provision of the Proposed Certificate of Incorporation, other than to Article I (Name), Article II (Registered Agent and Address), Article III (Nature of Business) and Sections 1 (authorized shares) and 2 (votes per share) of Article IV, which requires the affirmative vote of at least a majority of the voting power of the outstanding SPAC capital stock entitled to vote thereon, voting together as a single class, in addition to any requirements for such amendments under the DGCL. The Proposed SPAC Delaware Documents will also require the affirmative vote of at least a majority of the total voting power of the outstanding voting securities of SPAC, voting together as a single class, for the stockholders to adopt, amend, alter or repeal the Proposed SPAC Delaware Bylaws, provided the affirmative vote of at least two-thirds of the total voting power of the outstanding voting securities of SPAC, voting together as a single class, will be required for SPAC stockholders to alter, amend or repeal, or adopt any bylaw inconsistent with, certain provisions of the Proposed SPAC Delaware Bylaws. The SPAC Board shall also have the power to adopt, amend or repeal the Proposed SPAC Delaware Bylaws.

•

Advisory SPAC Delaware Documents Proposal 4B — The Proposed SPAC Delaware Documents will adopt: (i) the Court of Chancery of Delaware as the exclusive forum for certain litigation; and (ii) the federal district courts of the United States as the exclusive forum for resolving actions arising under the Securities Act of 1933, as amended.

Proposal No. 5—The Advisory Organizational Documents Proposals: To consider and vote, on a non-binding, advisory basis, upon four separate proposals to approve, by ordinary resolution, certain material differences between the SPAC Charter and the proposed amended and restated articles of incorporation of Pubco (the “Amended and Restated Pubco Charter”) and the proposed amended and restated bylaws of Pubco (the “Amended and Restated Pubco Bylaws” and together with the Amended and Restated Pubco Charter, the “Proposed Organizational Documents”), substantially in the form attached to this proxy statement/prospectus as Annex C and Annex D respectively, presented separately in accordance with the SEC requirements, specifically:

•

Advisory Organizational Documents Proposal 5A — Under the Proposed Organizational Documents, Pubco will be authorized to issue      shares of capital stock consisting of (i)     shares of Class A common stock,     shares of Class B common stock, and     shares of Class C common stock, and (ii)     shares of Pubco Preferred Stock, each with a par value of $0.001 per share.

•

Advisory Organizational Documents Proposal 5B — The Proposed Organizational Documents will permit the removal of a director only with the affirmative vote of the holders of at least the minimum percentage of the voting power of all outstanding shares of stock of Pubco entitled to vote generally in the election of directors, voting together as a single class, then permitted under the Nevada Revised Statutes for such vote (currently two-thirds of the voting power) but no less than a simple majority.

•

Advisory Organizational Documents Proposal 5C — The Proposed Organizational Documents will require that any action taken by the stockholders of Pubco may only be taken at an annual or special meeting and may not be taken by written consent without a meeting.

•

Advisory Organizational Documents Proposal 5D —  The Proposed Organizational Documents will require that amendments to the Amended and Restated Pubco Charter will require the affirmative vote of a majority of the voting power of the outstanding shares of capital stock of Pubco, except: that, to the fullest extent permitted by applicable law, holders of common stock will not be entitled to vote on any amendment to the Amended and Restated Pubco Charter that relates solely to the terms of any outstanding preferred stock if the holders of such preferred stock are entitled to vote as a separate class thereon; that the affirmative vote of the holders of at least a majority of the outstanding voting power of Pubco, voting together as a single class, will be required for the stockholders to amend or repeal the Amended and Restated Pubco Bylaws, or adopt new bylaws; and that the Amended and Restated Pubco Charter and the Amended and Restated Pubco Bylaws will permit the Pubco Board to adopt, amend or repeal the Amended and Restated Pubco Bylaws without the consent or vote of the stockholders of Pubco.

•

Advisory Organizational Documents Proposal 5E — The Proposed Organizational Documents will adopt: (i) the Eighth Judicial District Court of Clark County, Nevada as the exclusive forum for certain litigation; and (ii) the federal district courts of the United States as the exclusive forum for resolving actions arising under the Securities Act of 1933, as amended.

Proposal No. 6—The Adjournment Proposal: To consider and vote upon a proposal to approve, by ordinary resolution, the adjournment of the Extraordinary General Meeting to a later date or dates, (i) if necessary to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of one or more proposals at the Extraordinary General Meeting; (ii) if necessary to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosure that SPAC has determined in good faith after consultation with outside legal counsel is required under applicable law and for such supplemental or amended disclosure to be disseminated and reviewed by its shareholders prior to the Extraordinary General Meeting; (iii) if necessary to engage with investors; or (iv) if necessary or desirable in the reasonable determination of SPAC. We refer to this proposal as the “Adjournment Proposal.”

These items of business are described in the accompanying proxy statement/prospectus, which we encourage you to read carefully and in its entirety before voting.

Approval of each of the Business Combination Proposal, the Merger Proposal and Domestication Proposal is a condition to consummating the Transactions. We refer to such proposals, collectively, as the “Condition Precedent Proposals.”

Only holders of record of Class A ordinary shares, par value $0.0001 per share, of SPAC and Class B ordinary shares, par value $0.0001 per share, of SPAC at the close of business on     , 2026 (the “Record Date”) are entitled to notice of and to vote at and to have their votes counted at the Extraordinary General Meeting and any adjournment or postponement thereof.

The approval of the Domestication Proposal requires a special resolution under the Companies Act (as amended) of the Cayman Islands (the “Cayman Companies Act”) and the SPAC Charter, being the affirmative vote of at least two-thirds of the votes cast by the holders of the issued SPAC Common Shares, voting together as a single class, who are present in person (including virtually) or represented by proxy and entitled to vote on the Domestication Proposal at the Extraordinary General Meeting.

The approval of the SPAC Merger by shareholders is not required under the SPAC Charter or Cayman Islands law, as the SPAC Merger will occur after SPAC ceases to be a Cayman Islands company. However, because the SPAC Merger will be effected after the effectiveness of the SPAC Domestication, the SPAC Merger must be approved pursuant to the applicable provisions of the Delaware General Corporation Law (the “DGCL”). Pursuant to Section 388 of the DGCL, the SPAC Merger will be deemed authorized, adopted, and approved by SPAC Delaware and the board of directors and stockholders thereof, and shall not require any further action by such board of directors or stockholders if the SPAC Merger is approved pursuant to the Plan of Domestication in accordance with Cayman Islands law and the SPAC Charter. Consequently, the SPAC Board is asking SPAC shareholders to approve the SPAC Merger by special resolution, being the affirmative vote of at least two-thirds of the votes cast by the holders of the issued SPAC Common Shares, voting together as a single class, who are present in person (including virtually) or represented by proxy and entitled to vote on the Merger Proposal and the Domestication Proposal at the Extraordinary General Meeting.

The approval of each of the Business Combination Proposal and the Adjournment Proposal requires an ordinary resolution under the SPAC Charter, being the affirmative vote of at least a simple majority of the votes cast by the holders of the issued SPAC Common Shares, voting together as a single class, who are present in person (including virtually) or represented by proxy and entitled to vote on the respective proposal at the Extraordinary General Meeting. SPAC shareholders are also being asked to approve, as an ordinary resolution on a non-binding advisory basis, each of the Advisory SPAC Delaware Documents Proposals and the Advisory Organizational Documents Proposals. Although the SPAC Board is asking SPAC shareholders to approve each of the Advisory SPAC Delaware Documents Proposals and the Advisory Organizational Documents Proposals on a non-binding advisory basis, regardless of the outcome of the non-binding advisory vote on each of the Advisory SPAC Delaware Documents Proposals and the Advisory Organizational Documents Proposals, the Transactions will be completed if the Business Combination Proposal, the Merger Proposal and the Domestication Proposal are approved.

Pursuant to the Cayman Companies Act and the SPAC Charter, only the holders of the SPAC Class B Shares are entitled to vote on the Domestication Proposal. All holders of SPAC Common Shares are entitled to vote on the Merger Proposal, the Business Combination Proposal, the Advisory SPAC Delaware Documents Proposals, the Advisory Organizational Documents Proposals and the Adjournment Proposal.

The accompanying proxy statement/prospectus and proxy card are being provided to SPAC shareholders in connection with the solicitation of proxies to be voted at the Extraordinary General Meeting. Whether or not you plan to attend the Extraordinary General Meeting, all SPAC shareholders are urged to read the accompanying proxy statement/prospectus, including the Annexes and the documents referred to in the accompanying proxy statement/prospectus, carefully and in their entirety. You should also carefully consider the risk factors described under the heading “Risk Factors” beginning on page 37 of the accompanying proxy statement/prospectus.

After careful consideration, the board of directors of SPAC (the “SPAC Board”) has unanimously approved the Transactions and unanimously recommends that shareholders vote “FOR” the adoption and approval of the Business Combination Proposal, and “FOR” all other proposals presented to SPAC shareholders in the accompanying proxy statement/prospectus. When you consider the recommendation of these proposals by the SPAC Board, you should keep in mind that the Sponsor and certain of SPAC’s directors and officers have interests in the Transactions that may be different from, or in addition to, your interests as a shareholder. For instance, the Sponsor and certain of SPAC’s officers and directors will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidating SPAC. See the section of the accompanying proxy statement/prospectus entitled “The Business Combination Proposal—Interests of the Sponsor and SPAC’s Directors and Officers in the Transactions” for a further discussion of these considerations.

In connection with the Transactions, certain related agreements have been or will be entered into at or prior to the Closing, including, but not limited to, the Sponsor Support Agreement, the Lock-Up Agreements and the A&R Registration Rights Agreement (as each such term is defined in the accompanying proxy statement/

prospectus). See “The Business Combination Proposal— Interests of the Sponsor and SPAC’s Directors and Officers in the Transactions” and “Certain Relationships and Related Party Transactions” in the accompanying proxy statement/prospectus for more information.

Pursuant to the SPAC Charter, a Public Shareholder that is not the Sponsor, a Founder, Officer or Director (as each such term is defined in the SPAC Charter) may request that SPAC redeems all or a portion of such holder’s Public Shares for cash if the Transactions are consummated. As a holder of Public Shares, you will be entitled to receive cash for any Public Shares to be redeemed only if you:

(i)

(A) hold Public Shares; or (B) hold Public Shares through SPAC Units (as defined in the accompanying proxy statement/prospectus) and elect to separate your SPAC Units into the underlying Public Shares and SPAC Public Warrants (as defined in the accompanying proxy statement/prospectus) prior to exercising your redemption rights with respect to the Public Shares;

(ii)

submit a written request to Continental Stock Transfer & Trust Company, SPAC’s transfer agent (the “Transfer Agent”), including the legal name, phone number and address of the beneficial owner of the Public Shares for which redemption is requested, that SPAC redeems all or a portion of your Public Shares for cash; and

(iii)

deliver your share certificates for Public Shares (if any) along with any other applicable redemption forms to the Transfer Agent, physically or electronically through The Depository Trust Company (“DTC”).

Holders must complete the procedures for electing to have their Public Shares redeemed in the manner described above and in accordance with the SPAC Charter prior to 5:00 p.m., Eastern Time, on     , 2026 (two Business Days prior to the initially scheduled date of the Extraordinary General Meeting) or any later time and/or date specified by the SPAC Board in accordance with the SPAC Charter (the “Redemption Deadline”) in order to properly exercise their redemption rights. If SPAC is not able to complete the Business Combination within the Combination Period, SPAC may seek to amend the provisions of the SPAC Charter to extend the time it has to complete a Business Combination, and SPAC will provide the Public Shareholders, other than the Sponsor, a Founder, Officer or Director (as each such term is defined in the SPAC Charter), with the opportunity to redeem their Public Shares upon the effectiveness of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the Trust Account (which interest shall be net of taxes payable), divided by the number of Public Shares then in issue, subject to applicable law.

Public Shareholders may elect to have their Public Shares redeemed, regardless of if or how they vote in respect of the Business Combination Proposal, and regardless of whether they hold Public Shares on the Record Date. If the Business Combination is not consummated, the Public Shares will be returned to the respective holder, broker or bank.

If the Transactions are consummated, and if a Public Shareholder properly exercises its redemption rights with respect to all or a portion of the Public Shares that it holds and timely delivers its share certificates (if any) and other redemption forms (as applicable) to the Transfer Agent, then at the SPAC Merger Effective Time, such Public Shares will automatically be canceled and cease to exist and will thereafter represent only the right to receive a per-share price, payable in cash, equal to the aggregate amount then on deposit in SPAC’s trust account maintained by Continental Stock Transfer & Trust Company acting as trustee (the “Trust Account”) calculated as of two Business Days prior to the consummation of the Business Combination, including interest earned on the Trust Account (which interest shall be net of taxes payable), divided by the number of then issued Public Shares (such redemption price being referred to herein as the “Redemption Price”).

Prior to exercising redemption rights, Public Shareholders should verify the market price of the Public Shares, as they may receive higher proceeds from the sale of their Public Shares in the public market than from exercising their redemption rights if the market price per share is higher than the Redemption Price. SPAC cannot assure its shareholders that they will be able to sell their Public Shares in the open market, even if the market price per share is higher than the Redemption Price stated above, as there may not be sufficient liquidity in its securities when our shareholders wish to sell their Public Shares. For illustrative purposes, based on funds in the Trust Account of approximately $   million as of    , the Record Date, the estimated per share redemption price would have been approximately $   , including additional interest earned on the funds held in the Trust Account and not previously released to SPAC.

Any request for redemption, once made by a Public Shareholder, may not be withdrawn following the Redemption Deadline, unless the SPAC Board determines (in its sole discretion) to permit such withdrawal of a redemption request (which it may do in whole or in part).

Any corrected or changed written exercise of redemption rights must be received by the Transfer Agent prior to the Redemption Deadline, and, following such deadline, with SPAC’s consent, prior to the Extraordinary General Meeting. No request for redemption will be honored unless the Public Shareholder’s shares have been delivered (either physically or electronically through DTC) to the Transfer Agent and in accordance with the SPAC Charter by 5:00 p.m., Eastern Time, on    , 2026 (two Business Days prior to the initially scheduled date of the Extraordinary General Meeting), or any later time and/or date specified by the SPAC Board in accordance with the SPAC Charter.

See the section of the accompanying proxy statement/prospectus entitled “Extraordinary General Meeting of SPAC Shareholders—Redemption Rights” for a detailed description of the procedures to be followed if you wish to have your Public Shares redeemed.

Notwithstanding the foregoing, a Public Shareholder, together with any affiliate of such Public Shareholder or any other person with whom such Public Shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended), will be restricted from having its Public Shares redeemed with respect to more than an aggregate of 20% of the Public Shares. Accordingly, if a Public Shareholder, alone or acting in concert or as a group, seeks redemption of more than 20% of the Public Shares, then any such shares in excess of that 20% limit would not be redeemed for cash.

Pursuant to the Warrant Agreement, dated as of May 20, 2025 (the “Warrant Agreement”), by and between SPAC and Continental Stock Transfer & Trust Company, as warrant agent, each holder of SPAC Public Warrants has the right to purchase one SPAC Class A Share at $11.50 per share for each SPAC Public Warrant held by such holder in connection with the completion of SPAC’s business combination (the “Warrant Call Right”).

Assuming the Closing SPAC Price is $10.00, the price per share of Pubco Class A Common Stock and the price per warrant of Pubco Warrants is $11.50. The value of the consideration that Public Shareholders will receive in connection with the Business Combination is $230,000,000, assuming the Closing SPAC Share Price is $10.00. Assuming no Redemptions by the Public Shareholders, immediately following the Closing, the Public Shareholders will hold 23,000,000 shares of Pubco Class A Common Stock, the Advanced Funding Subscribers will hold 21,546,963 shares of Pubco Class A Common Stock, the Delayed Funding Subscribers will hold 1,097,321 shares of Pubco Class A Common Stock, the Contributor Related Party Entity will hold 1,832,875 shares of Pubco Class A Common Stock, the Sponsor will hold 13,026,926 shares of Pubco Class A Common Stock and Ripple will hold 4,647,857 shares of Pubco Class A Common Stock, in each case excluding the impact of Pubco Warrants. For more information about the value and number of shares of Pubco Class A Common Stock and Pubco Warrants expected to be held by the Public Shareholders, the Advance Funding Subscribers, the Delayed Funding Subscribers, the Contributor Related Party Entity, the Sponsor and Ripple immediately following the Closing, see the sections entitled “Summary of the proxy statement/prospectus—Ownership of Pubco After the Transactions,” “Questions and Answers About the Proposals—What equity stake will current Public Shareholders, the PIPE Investors, the Sponsor, Ripple, and their affiliates hold in Pubco immediately after the completion of the Transactions and the Private Placement Investments?” in this proxy statement/prospectus.

For more information about the value and number of shares of Pubco Class A Common Stock and Pubco Warrants expected to be held by the Public Shareholders, the Advance Funding Subscribers, the Delayed

Funding Subscribers, the Contributor Related Party Entity, the Sponsor and Ripple immediately following the Closing, see the sections entitled “Summary of the proxy statement/prospectus—Ownership of Pubco After the Transactions,” “Questions and Answers About the Proposals—What equity stake will current Public Shareholders, the PIPE Investors, the Sponsor, Ripple, and their affiliates hold in Pubco immediately after the completion of the Transactions and the Private Placement Investments?” in this proxy statement/prospectus.

Concurrently with the execution of the Business Combination Agreement, the Sponsor entered into a Sponsor Support Agreement with SPAC and Pubco, dated as of October 19, 2025 (the “Sponsor Support Agreement”). Pursuant to the terms and conditions of the Sponsor Support Agreement, among other things, the Sponsor agreed to vote its shares in favor of the Business Combination Proposal and related proposals being presented at the Extraordinary General Meeting. The SPAC Class B Shares held by the Sponsor will be excluded from the pro rata calculation used to determine the per-share Redemption Price. As of the Record Date, the Sponsor owns approximately 26.2% of the issued and outstanding SPAC Common Shares.

The consummation of the Business Combination is conditioned upon the satisfaction or written waiver (where permissible) by the parties to the Business Combination Agreement of certain customary closing conditions. These conditions include, but are not limited to: (i) the approval by SPAC shareholders of the Condition Precedent Proposals; (ii) the expiration or termination of any applicable waiting period under the HSR Act and the consummation of the Transactions not being prohibited by applicable law; (iii) the effectiveness of a registration statement on Form S-4; (iv) the shares of Pubco Class A Common Stock and the Pubco Warrants having been approved for clearing through DTC and for listing on Nasdaq, the New York Stock Exchange or another national stock exchange, subject only to notice of issuance; and (v) the Advance Funding Subscribers and Delayed Funding Subscribers having contributed an amount of XRP at least equivalent to the amounts of XRP committed in the Advanced Funding (as defined in the Business Combination Agreement) and Delayed Funding, respectively. Additionally, at or prior to Closing, Pubco, SPAC and the warrant agent will enter into an Assignment, Assumption and Amendment Agreement to the Warrant Agreement in a form to be mutually agreed by Pubco, SPAC and the warrant agent thereunder (the “Warrant Assignment, Assumption and Amendment Agreement”). For more information, see “The Business Combination Proposal.”

Your vote is very important. Whether or not you plan to attend the Extraordinary General Meeting, please submit your proxy as soon as possible by following the instructions in the accompanying proxy statement/prospectus and on the enclosed proxy card to make sure that your shares are represented and voted at the Extraordinary General Meeting. If you hold your shares in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your shares are represented and voted at the Extraordinary General Meeting. The transactions contemplated by the Business Combination Agreement will be consummated only if the Condition Precedent Proposals are approved at the Extraordinary General Meeting, and if the other conditions to closing are satisfied or waived. Each of the Condition Precedent Proposals is cross-conditioned on the approval of each other Condition Precedent Proposal. Each of the Advisory SPAC Delaware Documents Proposals and the Advisory Organizational Documents Proposals are conditioned on the approval of each of the Condition Precedent Proposals. The Adjournment Proposal is not conditioned upon the approval of any other proposal set forth in the accompanying proxy statement/prospectus.

If you sign, date and return your proxy card without indicating how you wish to vote, your proxy will be voted “FOR” each of the proposals presented at the Extraordinary General Meeting. If you fail to return your proxy card or fail to instruct your bank, broker or other nominee how to vote, and do not attend the Extraordinary General Meeting in person (including virtually), the effect will be, among other things, that your shares will not be counted for purposes of determining whether a quorum is present at the Extraordinary General Meeting and will not be voted. If you are a shareholder of record and you attend the Extraordinary General Meeting and wish to vote in person (including virtually), you may withdraw your proxy and vote in person (including virtually).

TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST SUBMIT A WRITTEN REQUEST, INCLUDING THE LEGAL NAME, PHONE NUMBER AND ADDRESS OF THE BENEFICIAL OWNER OF THE SHARES FOR WHICH REDEMPTION IS REQUESTED, TO THE TRANSFER AGENT THAT

YOUR PUBLIC SHARES BE REDEEMED FOR CASH. YOU MUST ALSO DELIVER YOUR PUBLIC SHARES TO THE TRANSFER AGENT, PHYSICALLY OR ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT WITHDRAWAL AT CUSTODIAN) SYSTEM IN ACCORDANCE WITH THE PROCEDURES AND DEADLINES DESCRIBED IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS. IF THE BUSINESS COMBINATION IS NOT CONSUMMATED, THEN THE PUBLIC SHARES WILL NOT BE CANCELED IN EXCHANGE FOR THE RIGHT TO RECEIVE CASH. IF YOU HOLD THE SHARES IN STREET NAME, TO EXERCISE YOUR REDEMPTION RIGHTS YOU MUST INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT. SEE THE SECTION OF THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS ENTITLED “EXTRAORDINARY GENERAL MEETING OF SPAC SHAREHOLDERS—REDEMPTION RIGHTS” FOR MORE SPECIFIC INSTRUCTIONS.

On behalf of the SPAC Board, I want to express our sincere appreciation for your support, and we look forward to the successful completion of the Transactions.

Sincerely,

Taryn Naidu

Chief Executive Officer

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The accompanying proxy statement/prospectus is dated    , 2026 and is first being mailed to SPAC shareholders on or about    , 2026.

ADDITIONAL INFORMATION

This document incorporates important business and financial information about SPAC filed with the Securities and Exchange Commission (the “SEC”) that is not included in or delivered with this document. You can obtain any of the documents filed with the SEC by SPAC at no cost from the SEC’s website at www.sec.gov. You may also request copies of these documents, including documents incorporated by reference into this document, at no cost, by contacting SPAC. Please see “Where You Can Find More Information” for more details. In order to receive timely delivery of the documents in advance of the Extraordinary General Meeting, you should make your request to:

Armada Acquisition Corp. II

382 NE 191st St., Suite 602

Miami, FL 33179-3899

Email: finance@arringtoncapital.com

No person is authorized to give any information or to make any representation with respect to the matters that this proxy statement/prospectus describes other than those contained in this proxy statement/prospectus, and, if given or made, the information or representation must not be relied upon as having been authorized by SPAC, Pubco or the Company. This proxy statement/prospectus does not constitute an offer to sell or a solicitation of an offer to buy securities or a solicitation of a proxy in any jurisdiction where, or to any person to whom, it is unlawful to make such an offer or a solicitation. Neither the delivery of this proxy statement/prospectus nor any distribution of securities made under this proxy statement/prospectus will, under any circumstances, create an implication that there has been no change in the affairs of SPAC, Pubco or the Company since the date of this proxy statement/prospectus or that any information contained herein is correct as of any time subsequent to such date.

You will not be charged for any of these documents that you request. To obtain timely delivery of requested materials in advance of the Extraordinary General Meeting, you must request the documents no later than five business days prior to the date of the Extraordinary General Meeting.

ANNEXES

Annex A	Business Combination Agreement
Annex B	Form of Plan of Domestication
Annex C	Form of Amended and Restated Pubco Charter
Annex D	Form of Amended and Restated Pubco Bylaws

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ABOUT THIS PROXY STATEMENT/PROSPECTUS

This document, which forms part of a registration statement on Form S-4 filed with the SEC by Pubco (File No. 333-    ), constitutes a prospectus of Pubco under Section 5 of the U.S. Securities Act of 1933, as amended (the “Securities Act”), with respect to the shares of Pubco Class A Common Stock to be issued if the Transactions described herein are consummated. This document also constitutes a notice of meeting for purposes of the SPAC Charter and the Cayman Companies Act and a proxy statement under Section 14(a) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to the Extraordinary General Meeting of SPAC shareholders at which SPAC shareholders will be asked to consider and vote upon the approval of the Business Combination Proposal, among other matters, as described below:

1)	The Business Combination Proposal—to adopt and approve, by ordinary resolution, the Business Combination Agreement and the Transactions. See the section entitled “The Business Combination Proposal.”

2)	The Merger Proposal—to authorize and approve, by special resolution, the SPAC Merger. See the section entitled “The Merger Proposal.”

3)

The Domestication Proposal—to approve, by special resolution, the Plan of Domestication, and a change in the corporate structure and domicile of SPAC by transfer by way of continuation of SPAC from an exempted company incorporated in accordance with the laws of the Cayman Islands to a corporation incorporated under the laws of the State of Delaware. See the section entitled “The Domestication Proposal.”

4)

The Advisory SPAC Delaware Documents Proposals—to consider and vote, on a non-binding, advisory basis, upon separate proposals to approve, by ordinary resolution, the material differences between the SPAC Charter and the Proposed SPAC Delaware Documents. See the section entitled “The Advisory SPAC Delaware Documents Proposals.”

5)

The Advisory Organizational Documents Proposals—to consider and vote, on a non-binding, advisory basis, upon separate proposals to approve, by ordinary resolution, the material differences between the SPAC Charter and the Proposed Organizational Documents. See the section entitled “The Advisory Organizational Documents Proposals.”

6)	The Adjournment Proposal—to approve, by ordinary resolution, the adjournment of the Extraordinary General Meeting to a later date or dates. See the section entitled “The Adjournment Proposal.”

SPAC files reports, proxy statements/prospectuses and other information with the SEC as required by the Exchange Act. You can read SPAC’s SEC filings, including this proxy statement/prospectus, over the Internet at the SEC’s website at http://www.sec.gov.

This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is not lawful to make any such offer or solicitation in such jurisdiction.

You may request copies of this proxy statement/prospectus, without charge, by written or oral request to SPAC’s proxy solicitor at:

Georgeson LLC

51 West 52nd Street, 6th Floor

New York, NY 10019

Toll Free: +1 (866) 486-7058

Non-Toll Free: +1 (520) 534-0852

Email: Armada@Georgeson.com

To obtain timely delivery of requested materials, you must request the documents no later than five business days prior to the date of the Extraordinary General Meeting.

You may also obtain additional information about SPAC from documents filed with the SEC by following the instructions in the section entitled “Where You Can Find More Information.”

If you intend to seek redemption of your Public Shares, you will need to send a letter demanding redemption (which includes the name of the beneficial owner of the shares) and deliver your Public Shares electronically to SPAC’s transfer agent and in accordance with the SPAC Charter at least two Business Days prior to the Extraordinary General Meeting in accordance with the procedures detailed under the question “How do I exercise my redemption rights?” in the section entitled “Questions and Answers About the Proposals.” If you have questions regarding the certification of your position or delivery of your shares, please contact:

Email:

FINANCIAL STATEMENT PRESENTATION

Pubco

Pubco was incorporated in Nevada on August 29, 2025, for the purpose of effectuating the Transactions described herein. Pubco currently has not commenced material operations beyond initial formation activities and preparatory steps related to the Mergers and the Transactions and does not currently operate any businesses. Following the Transactions, Pubco will operate a business and the financial statements of Pubco included in this proxy statement/prospectus have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). The unaudited pro forma combined financial information presented in this proxy statement/prospectus have been prepared in accordance with U.S. GAAP and denominated in U.S. dollars. The fiscal year end of Pubco is December 31

SPAC

The financial statements of SPAC included in this proxy statement/prospectus have been prepared in accordance with U.S. GAAP. The fiscal year end of the SPAC is September 30.

The Company

The Company was formed in Delaware on July 18, 2025 as a Delaware limited liability company. The financial statements of the Company included in this proxy statement/prospectus have been prepared in accordance with U.S. GAAP. The fiscal year end of the Company is December 31.

This proxy statement/prospectus contains:

•	the audited financial statements of SPAC as of September 30, 2025, and for the period from October 3, 2024 (inception) to September 30, 2025;

•	the audited financial statements of Pubco as of September 30, 2025, and for the period from August 29, 2025 to September 30, 2025; and

•	the audited financial statements of the Company as of September 30, 2025, and for the period from July 18, 2025 to September 30, 2025.

Unless indicated otherwise, financial data presented in this proxy statement/prospectus has been taken from the audited and unaudited financial statements of SPAC, Pubco and the Company, as applicable, included in this proxy statement/prospectus.

In this proxy statement/prospectus, unless otherwise specified, all monetary amounts are in U.S. dollars, all references to “$,” “USD,” “dollar” and “U.S. dollar” each refer to the legal currency of the United States.

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INDUSTRY AND MARKET DATA

In this proxy statement/prospectus, Pubco, the Company and SPAC rely on and refer to industry data, information and statistics regarding the markets in which Pubco competes from publicly available information, industry and general publications and research and studies conducted by third parties. Each of Pubco, the Company and SPAC has taken such care as it considers reasonable in the extraction and reproduction of information from such data from third-party sources.

Industry publications, research, studies and forecasts generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. The industry in which Pubco will operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors.” Furthermore, such information and data cannot always be verified with complete certainty due to limits on the availability and reliability of data, the voluntary nature of the data gathering process and other limitations and uncertainties. Finally, while each of Pubco, the Company and SPAC believes its own internal estimates and research are reliable, and is not aware of any misstatements regarding such information and data presented in this proxy statement/prospectus, such research has not been verified by any independent source. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this proxy statement/prospectus. These forecasts and forward-looking information are subject to uncertainty and risk due to a variety of factors, including those described under the section of this proxy statement/prospectus entitled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in the forecasts or estimates from independent third parties and us.

Notwithstanding anything in this proxy statement/prospectus to the contrary, Pubco, the Company and SPAC are responsible for all disclosures in this proxy statement/prospectus.

TRADEMARKS, TRADE NAMES AND SERVICE MARKS

This proxy statement/prospectus contains references to trademarks, trade names and service marks belonging to other entities. Solely for convenience, trademarks, trade names and service marks referred to in this proxy statement/prospectus may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that the applicable licensor will not assert, to the fullest extent under applicable law, its rights to these trademarks and trade names. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

Pubco, the Company, SPAC and their respective affiliates own or have rights to trademarks, trade names and service marks that they use in connection with the operation of their businesses. In addition, their names, logos and website names and addresses are their trademarks or service marks. Other trademarks, trade names and service marks appearing in this proxy statement/prospectus are the property of their respective owners. Solely for convenience, in some cases, the trademarks, trade names and service marks referred to in this proxy statement/prospectus may appear without the applicable ®, ™ and SM symbols, but they will assert, to the fullest extent under applicable law, their rights to these trademarks, trade names and service marks.

DEFINED TERMS

In this document the following terms, when capitalized, have the following meanings.

“$,” “USD,” “dollar” and “U.S. dollar” each refer to the legal currency of the United States.

“2024 SPAC Rules” means the rules and regulations for special purpose acquisition companies (SPACs) adopted by the SEC on January 24, 2024, and which became effective on July 1, 2024.

“25% Redemptions” means a scenario in which 25%, or 5,750,000, of the Public Shares are redeemed for cash from the Trust Account.

“50% Redemptions” means a scenario in which 50%, or 11,500,000, of the Public Shares are redeemed for cash from the Trust Account.

“75% Redemptions” means a scenario in which 75%, or 17,250,000, of the Public Shares are redeemed for cash from the Trust Account.

“100% Redemptions” or “Maximum Redemptions” means a scenario in which 100%, or 23,000,000, of the Public Shares are redeemed for cash from the Trust Account.

“A&R Registration Rights Agreement” means the Amended and Restated Registration Agreement to be executed at Closing by and among Pubco, SPAC, the Sponsor, and certain other securityholders thereto at the time of the SPAC IPO, in the form attached hereto as Annex E.

“Acquisition Proposal” means any inquiry, proposal or offer, or any indication of interest in making an offer or proposal, from any person or group at any time relating to an Alternative Transaction.

“Additional Permitted Financing” means the subscription or purchase by an investor after the date of the Business Combination Agreement of securities to be issued or guaranteed by Pubco, the Company or SPAC, as applicable (or of securities exercisable, convertible or exchangeable into securities to be issued or guaranteed by Pubco, the Company or SPAC, as applicable), including ordinary shares, preferred shares, convertible or exchangeable bonds or notes (secured or unsecured), promissory notes, warrants or other securities, in each case, as and to the extent consented to in writing by SPAC, Pubco and the Company (which consent may be withheld in the sole and absolute discretion of the party asked to provide consent).

“Adjournment Proposal” means a proposal to approve, by ordinary resolution, the adjournment of the Extraordinary General Meeting to a later date or dates, if necessary, (i) to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of one or more proposals at the Extraordinary General Meeting; (ii) to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosure that SPAC has determined in good faith after consultation with outside legal counsel is required under applicable law and for such supplemental or amended disclosure to be disseminated and reviewed by its shareholders prior to the Extraordinary General Meeting; (iii) to engage with investors; or (iv) or desirable in the reasonable determination of SPAC.

“Advance Funding Adjustment Shares” means such number of shares of Pubco Class A Common Stock equal to the product of (i) the number of Advance Funding Initial Subscribed Shares issuable to such Advance Funding Subscriber and (ii) the difference between (1) the quotient of the Closing XRP Price (as defined below) and the Signing XRP Price and (2) one.

“Advance Funding Initial Subscribed Shares” means the quotient of (i) the Advance Funding Subscription Price and (ii) $10.00.

“Advance Funding Shares” means the Pubco Class A Common Stock that the Advance Funding Subscribers agreed to purchase, by paying the subscription price within four business days of the date of the Advance Funding Subscription Agreements, and Pubco agreed to issue and sell, on the Closing Date in a private placement upon the terms and subject to the conditions set forth in the Advance Funding Subscription Agreements.

“Advance Funding Subscribers” means investors who agreed to purchase the Advance Funding Shares on the Closing Date upon the terms and subject to the conditions set forth in the Advance Funding Subscription Agreements.

“Advance Funding Subscription” means the $214.05 million in cash and contribution of 600,000 XRP tokens in a private placement whereupon Advance Funding Subscribers will receive a number of Advance Funding Shares on the Closing Date equal to the sum of (a) the Advance Funding Initial Subscribed Shares and (b) the Advance Funding Adjustment Shares, if any.

“Advance Funding Subscription Agreements” means the subscription agreements entered into by Pubco, the Company and SPAC with Advance Funding Subscribers pursuant to which the Advance Funding Subscribers agreed to purchase, and the Pubco agreed to issue and sell, on the Closing Date, the Advance Funding Shares upon the terms and subject to the conditions set forth therein.

“Advance Funding Subscription Price” means (a) if the Advance Funding Subscriber elected to subscribe for the Advance Funding Shares with cash, the amount of cash contributed as set forth on the signature page to its Advance Funding Subscription Agreement or (b) if the Advance Funding Subscriber elected to subscribe for the Advance Funding Shares with XRP, such amount (in USD) equal to the product of (x) the amount of XRP contributed as set forth on the signature page to its Advance Funding Subscription Agreement and (y) the Signing XRP Price.

“Advisory Organizational Documents Proposals” means the four proposals to be considered at the Extraordinary General Meeting to approve, on a non-binding advisory basis and as required by applicable SEC guidance, certain material differences between the SPAC Charter and the Proposed Organizational Documents.

“Alternative Transaction” means (A) with respect to the Company, Pubco, Company Merger Sub, SPAC Merger Sub, Ripple and their respective affiliates, a transaction (other than the Transactions contemplated by the Business Combination Agreement and any Ancillary Agreement) concerning the sale of all or substantially all of the business or assets of Pubco and its subsidiaries, taken as a whole, whether such transaction takes the form of a sale of the shares or other equity interests in Pubco or the Company, assets, merger, consolidation, issuance of debt securities, joint venture or partnership, or otherwise and (B) with respect to SPAC and its affiliates, a transaction (other than the Transactions contemplated by the Business Combination Agreement) concerning a business combination of, by or involving SPAC.

“Amended and Restated Pubco Bylaws” means the amended and restated bylaws of Pubco to be adopted in connection with Closing.

“Amended and Restated Pubco Charter” means the amended and restated articles of incorporation of Pubco to be adopted in connection with Closing.

“Ancillary Agreement” means each agreement, instrument or document attached to the Business Combination Agreement as an exhibit, and the other agreements, certificates and instruments executed or delivered by any of the Parties in connection with or pursuant to the Business Combination Agreement or the Transactions, including the Advance Funding Subscription Agreements, Delayed Funding Subscription Agreements, Series C Subscription Agreement, Contributor Related Party Entity Subscription Agreement, Contribution Agreement, the Sponsor Support Agreement, the Lock-Up Agreements, the A&R Registration Rights Agreement, any agreements relating to or instruments governing any Additional Permitted Financing, the Pubco A&R Organizational Documents, the Warrant Assignment, Assumption and Amendment Agreement, and the Company A&R LLCA.

“Anniversary Release” means six months after the date of the Closing.

“ASU 2023-08” means the updated accounting standards issued by the Financial Accounting Standards Board to address accounting and disclosure of certain crypto assets.

“Available Transaction Cash” means an amount of cash equal to (a) the gross cash proceeds from the Advanced Funding (as defined in the Business Combination Agreement) and the Delayed Funding pursuant to the Advance Funding Subscription Agreements and the Delayed Funding Subscription Agreements, respectively, plus (b) the aggregate amount of cash contained in the Trust Account immediately prior to the Closing (not giving effect to any Redemptions) less the Redemption Amount.

“Beneficial Ownership” has the meaning set forth in Section 13d-3 of the Exchange Act, and the terms “Beneficially Owning,” “Beneficially Owned” or “Beneficial Owner” have correlative meanings.

“BGP hijacking” means border gateway protocol hijacking.

“Board of Governors of the Federal Reserve” means the Board of Governors of the Federal Reserve System of the United States (the “Federal Reserve”).

“BSA” means the Bank Secrecy Act of 1970.

“Business Combination” means, collectively, the Mergers and the other transactions contemplated by the Business Combination Agreement.

“Business Combination Agreement” means the Business Combination Agreement, dated as of October 19, 2025, by and among the Company, Ripple, Pubco, Company Merger Sub, SPAC Merger Sub and SPAC, a copy of which is attached hereto as Annex A.

“Business Combination Proposal” means a proposal to approve the Business Combination Agreement and the Transactions, as described in greater detail in the section entitled “The Business Combination Proposal.”

“Business Day” means, as the context dictates:

(i)

with respect to the terms and conditions of the Business Combination Agreement: any day other than a Saturday, Sunday or a legal holiday on which commercial banking institutions in New York, New York and the Cayman Islands are authorized to close for business;

(ii)

with respect to the SPAC Charter: any day other than a Saturday, a Sunday or a legal holiday or a day on which banking institutions or trust companies are authorized or obligated by law to close in New York City;

(iii)

with respect to the Company A&R LLCA: any day other than a Saturday, a Sunday, or a holiday on which national banking associations in the States of New York and Delaware are authorized or required by applicable Law to be closed;

(iv)

with respect to the Private Placement Subscription Agreements: a day, other than a Saturday, Sunday or other day on which commercial banks in New York City (New York) are not open for a full business day for the general transaction of business; and

(v)	with respect to the Warrant Agreement: any day other than a Saturday, Sunday or federal holiday, on which banks in New York City are generally open for normal business.

“Cash Fee” means a one-time cash fee equal to $9,200,000 payable by SPAC and its affiliates upon the Closing to the underwriters pursuant to the Underwriting Agreement in connection with the IPO.

x

“Cayman Companies Act” means the Companies Act (as amended) of the Cayman Islands.

“Cayman Registrar” means the Registrar of Companies of the Cayman Islands.

“CEA” means Commodities Exchange Act of 1936, as amended.

“CFTC” means the Commodity Futures Trading Commission.

“CLARITY Act” means the Digital Asset Market Clarity Act passed by the U.S. House of Representatives on July 17, 2025.

“Closing” means the closing of the transactions contemplated by the Business Combination Agreement.

“Closing Date” means the date of the Closing.

“Closing XRP Price” means the value of XRP denominated in USD as calculated using the “CME CF XRP-Dollar Reference Rate - New York Variant” benchmark (with the reference ticker XRPUSD_NY) by taking the arithmetic average of the quotes at 4:00 p.m. New York City time for each of the three days immediately preceding the Closing Date.

“Closing SPAC Share Price” means the VWAP of the SPAC Class A Shares for the 10 consecutive trading days ending on the trading date immediately preceding the Closing Date.

“CME” means CME Group Benchmark Administration Limited.

“Code” means the Internal Revenue Code of 1986, as amended.

“Coinbase” means Coinbase Global, Inc.

“Combination Period” means the period of time: (a) commencing on, and including, the closing date of the SPAC IPO (being May 22, 2025); and (b) ending on the date that is eighteen (18) months after the closing date of the SPAC IPO, or such earlier date as the SPAC Board may approve in accordance with the SPAC Charter or such later date as the SPAC shareholders may approve in accordance with the SPAC Charter.

“Commodity Exchange Act” means the Commodity Exchange Act of 1936.

“Company” means Pathfinder Digital Assets LLC, a Delaware limited liability company.

“Company A&R LLCA” means an amended and restated limited liability company agreement of the Company to be entered into by Pubco, Ripple and Contributor Related Party Entity prior to and effective upon Closing.

“Company Certificate of Merger” means the certificate to be filed with the Delaware Secretary of State to certify the Company Merger.

“Company Member” means each member of the Company at a given time.

“Company Merger” means the merger of Company Merger Sub with and into the Company, with the Company continuing as the surviving company.

“Company Merger Consideration Shares” means, with respect to each Company Unit outstanding immediately prior to the Company Merger Effective Time, one share of Pubco Class A Common Stock issued to the holder thereof in exchange for such Company Unit.

“Company Merger Effective Time” means the time on the Closing Date when the Company Certificate of Merger has been duly accepted for filing by the Delaware Secretary of State in accordance with the DLLCA (or such other time as specified in the Company Certificate of Merger).

“Company Merger Sub” means Evernorth Company Merger Sub LLC, a Delaware limited liability company and a wholly owned subsidiary of Pubco.

“Company Surviving Subsidiary” means the Company, as the surviving company after the Company Merger.

“Company Units” means the units of the Company.

“Company XRP” means the XRP owned by the Company.

“Condition Precedent Proposals” means, collectively, the Business Combination Proposal, the Merger Proposal and the Domestication Proposal, approval of which are conditions to consummation of the Business Combination.

“Contribution Agreement” means the subscription agreement entered into by Pubco, the Company and SPAC with Ripple pursuant to which Ripple agreed to purchase, and the Company agreed to issue and sell, on the Closing Date, the Ripple Subscribed Units upon the terms and subject to the conditions set forth therein.

“Contributor” or “Ripple” means Ripple Labs Inc., a Delaware corporation.

“Contributor Adjustment Units” means such number of shares of Company Units equal to the product of (i) the number of Contributor Initial Subscribed Units issuable to Contributor and (ii) the difference between (1) the quotient of the Closing XRP Price and the Signing XRP Price and (2) one.

“Contributor Group Holders” means Contributor, the Contributor Related Party Entity and any other holders of Pubco Common Stock, Pubco Preferred Stock or Company Units who are collectively deemed to form a “group” as defined in Section 13(d) of the Exchange Act;

“Contributor Group Ownership Percentage” means the quotient of (x) the number of shares of Pubco Class A Common Stock and Pubco Class B Common Stock beneficially held by Contributor Group Holders and (y) the Outstanding Voting Shares.

“Contributor Related Parties” means Contributor and any other Persons who will, immediately after the Closing, be holders of Pubco Stock or units of the Company Surviving Subsidiary and who will collectively be deemed to form a “group” as defined in Section 13(d) of the Exchange Act.

“Contributor Related Party Entity” means Larsen Lam Children’s Remainder Trust, the investor who agreed to purchase the Contributor Related Party Entity Subscribed Equity Interests on the Closing Date upon the terms and subject to the conditions set forth in the Contributor Related Party Entity Subscription Agreement.

“Contributor Related Party Entity Adjustment Equity Interests” means such number of Pubco Class A Common Stock or Company Units equal to the product of (i) the number of Contributor Related Party Entity Initial Subscribed Equity Interests issuable to the Contributor Related Party Entity and (ii) the difference between (1) the quotient of the Closing XRP Price and the Signing XRP Price and (2) one.

“Contributor Related Party Entity Initial Subscribed Equity Interests” means the quotient of (i) the Contributor Related Party Entity Subscription Price and (ii) $10.00.

“Contributor Related Party Entity Subscribed Equity Interests” means the Contributor Related Party Entity Subscribed Shares and the Contributor Related Party Entity Subscribed Units.

“Contributor Related Party Entity Subscribed Shares” means the shares of Pubco Class A Stock that the Contributor Related Party Entity agreed to purchase, by paying the subscription price within four business days of the date of the Contributor Related Party Entity Subscription Agreement, and Pubco agreed to issue and sell, on the Closing Date in a private placement upon the terms and subject to the conditions set forth in the Contributor Related Party Entity Subscription Agreement.

“Contributor Related Party Entity Subscribed Units” means the Company Units that the Contributor Related Party Entity agreed to purchase, and the Company agreed to issue and sell, on the Closing Date in a private placement upon the terms and subject to the conditions set forth in the Contributor Related Party Entity Subscription Agreement.

“Contributor Related Party Entity Subscription” means the contribution of 50 million XRP tokens in a private placement whereupon Contributor Related Party Entity will receive a number of Contributor Related Party Entity Subscribed Equity Interests on the Closing Date equal to the sum of (a) the Contributor Related Party Entity Initial Subscribed Equity Interests and (b) the Contributor Related Party Entity Adjustment Equity Interests, if any.

“Contributor Related Party Entity Subscription Agreement” means the subscription agreements entered into by Pubco, the Company and SPAC with the Contributor Related Party Entity pursuant to which the Contributor Related Party Entity agreed to purchase, and Pubco and the Company agreed to issue and sell, on the Closing Date, the Contributor Related Party Entity Subscribed Equity Interests upon the terms and subject to the conditions set forth therein.

“Contributor Related Party Entity Subscription Price” means such amount (in USD) equal to the product of (i) the amount of XRP contributed as set forth on the signature page to the Contributor Related Party Entity Subscription Agreement and (ii) the Signing XRP Price.

“Contributor Units Subscription Price” means such amount (in USD) equal to the product of (x) the Contributed XRP and (y) the Signing XRP Price.

“D&O Indemnified Person” means the current or former directors and officers of SPAC, the Company, Pubco or the Merger Subs.

“Delaware Secretary of State” means the Secretary of State of the State of Delaware.

“Delayed Funding” means the $10.5 million in cash and contribution of 200,000 XRP tokens in a private placement whereupon Delayed Funding Subscribers will receive a number of Delayed Funding Shares on the Closing Date equal to the quotient of (i) the Delayed Funding Subscription Price and (ii) $10.00.

“Delayed Funding Shares” means the shares of Pubco Class A Stock that the Delayed Funding Subscriber agreed to purchase by paying the subscription price prior to the Closing Date, and Pubco agreed to issue and sell, on the Closing Date in a private placement upon the terms and subject to the conditions set forth in the Delayed Funding Subscription Agreements.

“Delayed Funding Subscribers” means investors who agreed to purchase the Delayed Funding Shares on the Closing Date upon the terms and subject to the conditions set forth in the Delayed Funding Subscription Agreements.

“Delayed Funding Subscription Agreements” means the subscription agreements entered into by Pubco, the Company and SPAC with Delayed Funding Subscribers pursuant to which the Delayed Funding Subscribers agreed to purchase, and the Pubco agreed to issue and sell, on the Closing Date, the Delayed Funding Shares upon the terms and subject to the conditions set forth therein.

“Delayed Funding Subscription Price” means (a) if the Delayed Funding Subscriber elected to subscribe for the Delayed Funding Shares with cash, the amount of cash contributed as set forth on the signature page to its Delayed Funding Subscription Agreement or (b) if the Delayed Funding Subscriber elected to subscribe for the Delayed Funding Shares with XRP, such amount (in USD) equal to the product of (x) the amount of XRP contributed as set forth on the signature page to its Delayed Funding Subscription Agreement and (y) the Closing XRP Price.

“DGCL” means the General Corporation Law of the State of Delaware.

“digital asset” means an asset that exists on a blockchain network which includes assets commonly described as crypto assets or cryptocurrency, as well as tokens.

“DLLCA” means the Limited Liability Company Act of the State of Delaware.

“Domestication Proposal” means a proposal to approve, by special resolution, the SPAC Domestication.

“DTC” means The Depository Trust Company.

“DWAC” means DTC’s Deposit/Withdrawal at Custodian service.

“ESPP” means the Evernorth Holdings Inc. 2026 Employee Stock Purchase Plan.

“ETF” means exchange-traded fund.

“ETP” means exchange-traded product.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Extraordinary General Meeting” means the extraordinary general meeting of SPAC shareholders, to be held on     , 2026, at   a.m. Eastern Time, virtually at https://www.cstproxy.com/armadaacqii/2026 and physically at    (for the purposes of Cayman Islands law and the SPAC Charter), and any adjournments or postponements of such extraordinary general meeting.

“Fairness Opinion” means the written opinion of CCM, dated October 19, 2025, delivered to the SPAC Board, a copy of which is attached as Annex F hereto.

“FASB” means the Financial Accounting Standard Board.

“FCA” means the United Kingdom’s Financial Conduct Authority.

“FCPA” means the U.S. Foreign Corrupt Practices Act of 1977.

“FDIC” means Federal Deposit Insurance Corporation.

“FSMA 2023” means the Financial Services and Markets Act 2023 adopted and implemented by the United Kingdom in June 2023.

“GENIUS Act” means the Guiding and Establishing National Innovation for U.S. Stablecoins Act, enacted on July 18, 2025.

“Incentive Plan” means the Evernorth Holdings Inc. 2026 Omnibus Incentive Plan.

“Initial Contribution” means the contribution of 50 million XRP tokens in a private placement, whereupon Contributor will receive a number of Company Units on the Closing Date equal to the sum of (a) the Contributor Initial Subscribed Units and (b) the Contributor Adjustment Units, if any.

“Insider Letter” means the letter agreement, dated as of May 20, 2025, and as amended, by and among SPAC, the Sponsor and the officers and SPAC’s directors at the time of the IPO.

“Interim Period” means the period from the date of the Business Combination Agreement until the earlier of (a) the Closing or (b) the termination of the Business Combination Agreement in accordance with its terms.

“Investment Company Act” means the United States Investment Company Act of 1940, as amended.

“IRA” means United States Inflation Reduction Act of 2022, as amended.

“JOBS Act” means the Jumpstart Our Business Startups Act of 2012, as amended.

“Liabilities” means any and all liabilities, indebtedness, or obligations of any nature (whether absolute, accrued, contingent or otherwise, whether known or unknown, whether direct or indirect, whether matured or unmatured, whether due or to become due and whether or not required to be recorded or reflected on a balance sheet under GAAP or other applicable accounting standards), including tax liabilities due or to become due.

“Lock-Up Agreements” means the Lock-Up Agreements to be executed at Closing by Ripple, the Contributor Related Party Entity, the Sponsor and the SPAC Insiders pursuant to which such parties will agree that the Restricted Securities will be locked-up and subject to transfer restrictions subject to certain exceptions, the form of which is attached hereto as Annex G.

“Merger Proposal” means the proposal to approve and authorize the SPAC Merger, as described in greater detail in the section entitled “The Merger Proposal.”

“Mergers” means the SPAC Merger and the Company Merger.

“MiCA” means the European Union’s Markets in Crypto Assets Regulation.

“MLRs” means the Money Laundering, Terrorist Financing and Transfer of Funds (Information on the Payer) Regulations 2017.

“Modification in Recommendation” means the SPAC Board changes, withdraws, withholds, qualifies or modifies its recommendation to the SPAC shareholders that they vote in favor of (i) the approval of the Business Combination Agreement and the Transactions, (ii) the approval of the SPAC Merger, (iii) the approval of the SPAC Domestication, the Plan of Domestication and the Proposed Certificate of Incorporation and (iv) the adoption and approval of such other matters as the Company, Pubco and SPAC mutually determine to be necessary to effect the Transactions.

“Nasdaq” means The Nasdaq Stock Market LLC.

“Nasdaq Rules” means the Nasdaq Listing Rules.

“No Redemptions” means a scenario in which none of the Public Shares are redeemed for cash from the Trust Account.

“NRS” means the Nevada Revised Statutes, as amended from time to time and including any successor statutes.

“NTBV” means net tangible book value.

“OCC” means the Office of the Comptroller of the Currency of the United States.

“Outstanding Voting Shares” means the aggregate number of shares of Pubco Class A Common Stock and Pubco Class B Common Stock to be outstanding as of immediately following the Completion Date;

“Party” or collectively, “Parties,” shall refer to SPAC, Pubco, the Company, SPAC Merger Sub, Company Merger Sub and Ripple.

“Person” means an individual, corporation, company, partnership (including a general partnership, limited partnership or limited liability partnership), limited liability company, association, trust or other entity or organization, including a government, domestic or foreign, or political subdivision thereof, or an agency or instrumentality thereof.

“Plan of Domestication” means the plan of domestication attached to the proxy statement/prospectus as Annex B.

“Private Placement Investments” means the Advance Funding Subscription, the Delayed Funding Subscription, the Series C Subscription and the Contributor Related Party Entity Subscription.

“Private Placement Investors” means the Advance Funding Subscribers, the Delayed Funding Subscribers, the Sponsor and the Contributor Related Party Entity.

“Private Placement Subscription Agreements” means, collectively, the Advance Funding Subscription Agreements, the Delayed Funding Subscription Agreements, the Series C Subscription Agreement and the Contributor Related Party Entity Subscription Agreement.

“Proposals” means the Business Combination Proposal, the Merger Proposal, the Domestication Proposal, the Advisory SPAC Delaware Documents Proposals, the Advisory Organizational Documents Proposals and the Adjournment Proposal.

“Proposed Organizational Documents” means the Amended and Restated Pubco Charter and the Amended and Restated Pubco Bylaws.

“Pubco” means Evernorth Holdings Inc., a Nevada corporation.

“Pubco A&R Organizational Documents” means the amended and restated organizational documents of Pubco.

“Pubco Board” means the board of directors of Pubco.

“Pubco Class A Common Stock” means the shares of Class A common stock, par value $0.001 per share, of Pubco.

“Pubco Class B Common Stock” means the shares of Class B common stock, par value $0.001 per share, of Pubco.

“Pubco Class C Common Stock” means the shares of Class C common stock, par value $0.001 per share, of Pubco.

“Pubco Digital Wallets” means the digital wallet held or operated by or on behalf of the Company containing the Company XRP.

“Pubco Warrants” means each SPAC Warrant that, at the SPAC Merger Effective Time, is converted into a warrant to purchase one share of Pubco Class A Common Stock.

“Pubco Stock” means (i) before the Closing, the shares of common stock, par value $0.001 per share, of Pubco, and (ii) from and after the Closing, the Pubco Class A Common Stock, Pubco Class B Common Stock and Pubco Class C Common Stock.

“Pubco Voting Preferred Stock” means any shares of preferred stock, par value $0.001 per share, of Pubco that have voting rights.

“Public Shareholders” means the holders of Public Shares.

“Public Shares” means the SPAC Class A Shares issued as part of the SPAC Units in the SPAC IPO, whether purchased in the SPAC IPO or in the open market following the SPAC IPO.

“Record Date” means    , 2026, the record date for the Extraordinary General Meeting.

“Redemption Deadline” means, pursuant to the SPAC Charter, two Business Days prior to the initially scheduled date of the Extraordinary General Meeting, provided that the SPAC Board may, at any time and either before or after the initially scheduled vote on the Business Combination, in its sole discretion extend the Redemption Deadline to a later date and may extend a Redemption Deadline which has already been extended.

“Redemption Price” means a per-share price, payable in cash, equal to the aggregate amount then on deposit in SPAC’s Trust Account calculated as of two Business Days prior to the consummation of the Business Combination in accordance with the SPAC Charter, including interest earned on the Trust Account (which interest shall be net of taxes payable), divided by the number of then issued Public Shares.

“Registration Statement” means the Registration Statement on Form S-4 (Registration No. 333-    ) filed by Pubco with the SEC of which this proxy statement/prospectus forms a part.

“Regulation S-K” means Regulation S-K of the Securities Act.

“Required Shareholder Approval” means the approval of the SPAC Shareholder Approval Matters that are submitted to a vote of the SPAC shareholders at the Extraordinary General Meeting in accordance with this proxy statement/prospectus, by the requisite vote of the SPAC shareholders in accordance with the SPAC Charter, applicable law (including, without limitation, the Cayman Companies Act) and this proxy statement/prospectus.

“Restricted Securities” means the shares of Pubco Class A Common Stock and Pubco Warrants received by parties to the Lock-Up Agreements in connection with the Transactions, and any shares of Pubco Class A Common Stock issuable upon the exercise of Pubco Warrants or the conversion or exchange of Pubco Class C Common Stock or Company Units.

“RippleWorks” means RippleWorks Inc., a Delaware nonprofit nonstock corporation.

“RLUSD” means Ripple USD, Ripple’s stablecoin.

“SAB” means the Staff Accounting Bulletin issued by the SEC.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as may be amended.

“SBI” means SBI Holdings, Inc.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the United States Securities Act of 1933, as amended.

“Series C Adjustment Shares” means such number of shares of Pubco Class A Common Stock or Pubco Class C Common Stock equal to the product of (i) the number of Series C Initial Subscribed Shares issuable to the Sponsor and (ii) the difference between (1) the quotient of the Closing XRP Price and the Signing XRP Price and (2) one.

“Series C Attributed Ownership Percentage” means the quotient of (x) the sum of (i) the number of shares of Pubco Class A Common Stock, Pubco Class B Common Stock and Pubco Voting Preferred Stock, if applicable, held by Sponsor, RippleWorks and the Series C DQ Persons and (ii) the Series C Indirect Ownership Amount and (y) the Outstanding Voting Shares.

“Series C DQ Persons” means any holders of Pubco Common Stock, Pubco Voting Preferred Stock or Company Units who are “disqualified persons” with respect to RippleWorks within the meaning of Section 4946 of the Code for purposes of the excess business holdings rules set forth in Code Section 4943.

“Series C Indirect Ownership Amount” means, at any given time, the aggregate number of shares of Pubco Class A Common Stock, Pubco Class B Common Stock and Pubco Voting Preferred Stock that Sponsor, Rippleworks and any Series C DQ Person are deemed to indirectly own under the excess business holdings rules set forth in Code Section 4943 as a result of Sponsor’s, RippleWorks’ or any other Series C DQ Person’s ownership of stock in a corporation, profits interest in a partnership, or beneficial interest in a trust, estate or unincorporated enterprise that, in each case, beneficially owns Pubco Class A Common Stock, and/or Pubco Class B Common Stock and/or Pubco Voting Preferred Stock.

“Series C Initial Subscribed Shares” means the quotient of (i) the Series C Subscription Price and (ii) $10.00.

“Series C Subscribed Shares” means the shares of Pubco Class A Common Stock and Pubco Class C Common Stock that the Sponsor agreed to purchase, and Pubco agreed to issue and sell, on the Closing Date in a private placement upon the terms and subject to the conditions set forth in the Series C Subscription Agreement.

“Series C Subscription” means the contribution of 211,319,096.061435 XRP in a private placement whereupon the Sponsor will receive a number of Series C Subscribed Shares on the Closing Date equal to the sum of (a) the Series C Initial Subscribed Shares and (b) the Series C Adjustment Shares, if any.

“Series C Subscription Agreement” means the subscription agreement entered into by Pubco, the Company and SPAC with the Sponsor pursuant to which the Sponsor agreed to purchase, by paying the subscription price within four business days of the date of the Series C Subscription Agreement, and Pubco agreed to issue and sell, on the Closing Date, the Series C Subscribed Shares upon the terms and subject to the conditions set forth therein.

“Series C Subscription Price” means such amount (in USD) equal to the product of (x) the amount of XRP contributed as set forth on the signature page to its Series C Subscription Agreement and (y) the Signing XRP Price.

“Signing Date” means October 19, 2025, the date of execution of the Business Combination Agreement.

“Signing XRP Price” means the VWAP of XRP denominated in USD as quoted on the “CME CF XRP-Dollar Reference Rate - New York Variant” benchmark (with the reference ticker XRPUSD_NY) at 4:00 p.m. New York City time on the day immediately preceding the date on which the Business Combination Agreement is signed. The Signing XRP Price has been determined to be $2.36609.

“SPAC” means, prior to the SPAC Domestication, Armada Acquisition Corp. II, a Cayman Islands exempted company, and after the SPAC Domestication, Arrington Capital SPAC I Inc., a Delaware corporation.

“SPAC Board” means the board of directors of SPAC.

“SPAC Certificate of Merger” means the certificate to be filed with the Delaware Secretary of State to certify the SPAC Merger.

“SPAC Charter” means the amended and restated memorandum and articles of association of SPAC, as amended from time to time.

“SPAC Class A Shares” means, prior to the SPAC Domestication, the Class A ordinary shares, par value $0.0001 per share, of SPAC and after the SPAC Domestication, the shares of Class A common stock, par value $0.0001 per share, of SPAC Delaware.

“SPAC Class B Shares” or “Founder Shares” means, prior to the SPAC Domestication, the Class B ordinary shares, par value $0.0001 per share, of SPAC and after the SPAC Domestication, the shares of Class B common stock, par value $0.0001 per share, of SPAC Delaware.

“SPAC Common Shares” means, collectively, the SPAC Class A Shares and the SPAC Class B Shares.

“SPAC Delaware” means SPAC immediately following the SPAC Domestication and prior to the Closing.

“SPAC Domestication” means the change in corporate structure and domicile of SPAC by transfer by way of continuation of SPAC from an exempted company incorporated in accordance with the laws of the Cayman Islands to a corporation incorporated under the laws of the State of Delaware. The term “SPAC Domestication” includes all matters and necessary or ancillary changes in order to effect such domestication, including the adoption of the Proposed Certificate of Incorporation (a form of which is attached to this proxy statement/prospectus as Annex H) consistent with the DGCL and changing the name of the registered agent and the address of the registered office of SPAC.

“SPAC Guidance” means the guidance issued by the SEC to the 2024 SPAC Rules.

“SPAC Insiders” means, collectively, the officers and directors of SPAC.

“SPAC IPO” or “IPO” means the initial public offering of the SPAC Units, pursuant to the registration statement on Form S-1, which was declared effective by the SEC on May 20, 2025 (SEC File No. 333-286110), whereby SPAC completed the offer and sale of 23,000,000 SPAC Units on May 22, 2025.

“SPAC Material Contracts” means the contracts to which SPAC is a party or by which any of its properties or assets may be bound, subject or affected, other than the Business Combination Agreement and the Ancillary Agreements, which (i) creates or imposes a liability greater than $100,000, (ii) may not be canceled by SPAC on less than 60 days’ prior notice without payment of a material penalty or termination fee or (iii) prohibits, prevents, restricts or impairs in any material respect any business practice of SPAC as its business is currently conducted, any acquisition of material property by SPAC or restricts in any material respect any business practice of SPAC as its business is currently conducted, any acquisition of material property by SPAC, or restricts in any material respect the ability of SPAC from entering into the Business Combination Agreement or Ancillary Agreements or consummating the Transactions.

“SPAC Merger” means the merger of SPAC with and into SPAC Merger Sub, with SPAC continuing as the surviving company in accordance with the provisions of the DGCL.

“SPAC Merger Effective Time” means the time on the Closing Date when the SPAC Certificate of Merger has been duly accepted for filing by the Delaware Secretary of State in accordance with the DGCL (or such other time as specified in the SPAC Certificate of Merger).

“SPAC Merger Sub” means Evernorth Corporate Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Pubco.

“SPAC Public Warrants” means the redeemable warrants included in the SPAC Units, each exercisable for one SPAC Class A Share.

“SPAC Private Warrants” means the aggregate of 355,000 warrants, each exercisable for one SPAC Class A Share at $11.50 per share, purchased by the Sponsor and the underwriters in the SPAC IPO.

“SPAC Shareholder Approval Matters” means the Business Combination Proposal, the Merger Proposal and the Domestication Proposal.

“SPAC Surviving Subsidiary” means SPAC Delaware, as the surviving company after the SPAC Merger.

“SPAC Tangible Net Assets” means an amount equal to (a) the consolidated net book value of all assets of the SPAC (including the aggregate amount of cash contained in the Trust Account immediately prior to the Closing (not giving effect to any Redemptions) less the Redemption Amount) minus (b) the consolidated net book value of all intangible assets of SPAC.

“SPAC Units” means the units sold in the SPAC IPO, each comprising one SPAC Class A Share and one-half of a SPAC Public Warrant.

“SPAC Warrants” means the SPAC Public Warrants and the SPAC Private Warrants.

“Sponsor” means Arrington XRP Capital Fund, LP, a Delaware limited partnership.

“Sponsor Registration Rights Agreement” means that certain Registration Rights Agreement, dated as of May 20, 2025, by and among SPAC, Armada Sponsor II, LLC, Cohen and Company Capital Markets, a division of J.V.B. Financial Group, LLC, and Northland Securities, Inc. and the other parties thereto.

“Sponsor Support Agreement” means the Sponsor Support Agreement, dated October 19, 2025, by and among Pubco, SPAC and the Sponsor.

“Sponsor Class A Units” means the Class A units of the Sponsor, each of which represents an interest in one Founder Share.

“Sponsor Class B Units” means the Class B units of the Sponsor, each of which represents an interest in one SPAC Private Warrant.

“Subsidiary” means, with respect to any Person, any other Person of which (a) if a corporation or company, a majority of the total voting power of capital stock or share capital entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (b) if a partnership, association or other business entity, a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by any Person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons will be deemed to have a majority ownership interest in a partnership, association or other business entity if such Person or Persons will be allocated a majority of partnership, association or other business entity gains or losses or will be or control the managing director, managing member, general partner or other managing Person of such partnership, association or other business entity. A Subsidiary of a Person will also include any variable interest entity which is consolidated with such Person under applicable accounting rules.

“Tax Receivable Agreement” means the tax receivable agreement between Pubco, the Company and the TRA Parties.

“The Merger Subs” means Company Merger Sub and SPAC Merger Sub.

“TRA Parties” means Ripple, the Contributor Related Party Entity and each other person that becomes a party to the Tax Receivable Agreement.

“Transactions” means, collectively, the Mergers and the other transactions contemplated by the Business Combination Agreement and the Ancillary Agreements.

“Transfer Agent” means Continental Stock Transfer & Trust Company.

“Treasury Reserve Policy” means a policy, adopted by Pubco and the Company, on or prior to the Closing, under which Pubco’s and the Company’s treasury reserve assets will consist of primarily (i) Cash Assets that exceed working capital requirements and (ii) XRP, which will serve as the primary treasury reserve asset of Pubco and the Company on an ongoing basis, subject to market conditions and anticipated needs of the business for Cash Assets.

“Trust Account” means the trust account established by SPAC with the proceeds from the IPO and from certain private placements occurring simultaneously with the IPO pursuant to the Trust Agreement in accordance with the IPO Prospectus.

“Trust Agreement” means that certain Investment Management Trust Agreement, dated as of May 20, 2025, by and between SPAC and the Trustee, as it may be amended, including to add Pubco to accommodate the Mergers.

“Underwriting Agreement” means that certain Underwriting Agreement, dated as of May 20, 2025, by and among SPAC, CCM and Northland Securities, Inc.

“U.S.” means the United States of America.

“U.S. GAAP” or “GAAP” means generally accepted accounting principles in the United States of America.

“VWAP” means the volume-weighted average price.

“Warrant Agent” means Continental Stock Transfer & Trust Company.

“Warrant Agreement” means the Warrant Agreement, dated as of May 20, 2025, by and between SPAC and the Warrant Agent.

“Warrant Assignment, Assumption and Amendment Agreement” means an Assignment, Assumption and Amendment Agreement to the Warrant Agreement in a form to be mutually agreed by Pubco, SPAC and the warrant agent thereunder.

“Warrant Call Right” means the right of each holder to purchase one SPAC Class A Share at $11.50 per SPAC Public Warrant held by such holder in connection with the completion of SPAC’s business combination.

“Working Capital Loans” means the SPAC funds that the Sponsor or an affiliate of the Sponsor, or certain of SPAC’s officers and directors may, but are not obligated to, loan as may be required to cover the working capital requirements.

“XRP” means the digital asset, XRP.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this proxy statement/prospectus may constitute “forward-looking statements” for purposes of the federal securities laws. Forward-looking statements include, but are not limited to, statements regarding SPAC, Pubco and the Company and their respective management teams’ expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “strive,” “will,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this proxy statement/prospectus may include, for example, statements about:

•	future financial results or strategies regarding Pubco;

•	Pubco’s ability to execute its business strategy, develop operations, and achieve profitability, including as a newly formed company with limited operating history;

•	the outcome of the Transactions and statements regarding the anticipated benefits and timing of the completion of the Transactions;

•	the size and value of the XRP assets held by Pubco;

•	the price, liquidity and volatility of XRP;

•	market perception, adoption and long-term prospects of XRP and the XRP Ledger;

•	competitive conditions affecting Pubco’s business, including developments in the digital asset markets and the entry of new XRP-related investment products;

•	digital asset;

•	Pubco’s listing on any securities exchange;

•	macroeconomic, geopolitical, market, competitive and regulatory conditions affecting XRP and digital assets generally;

•	Pubco’s planned business strategy, including its management of XRP assets, treasury operations and participation in XRP yield-generation or related network activities;

•	Pubco’s ability to give its shareholders with exposure to XRP assets and to participate in Pubco’s capital markets plans, as well as the use of proceeds of any potential future capital raises;

•	objectives of management for future operations of Pubco;

•	the upside potential and opportunity for investors;

•	Pubco’s plan for value creation and strategic advantages, market size and growth opportunities, technological and market trends;

•	changes in laws, regulations or governmental policies applicable to digital assets, XRP, the XRP Ledger, or Pubco’s business, including tax and securities laws;

•	Pubco’s custodial arrangements, counterparty relationships, information-security framework and ability to safeguard its XRP holdings;

•	Pubco’s future financial condition and performance and the expected financial impacts of the Transactions; and

•	the satisfaction of closing conditions to the Transactions.

These forward-looking statements are based on information available as of the date of this proxy statement/prospectus, and current expectations, forecasts and assumptions and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing the views of SPAC, Pubco or the Company as of any subsequent date, and neither SPAC, the Company nor Pubco undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

You should not place undue reliance on these forward-looking statements in deciding how to grant your proxy or to instruct how your vote should be cast or how you should vote your shares on the Proposals. As a result of a number of known and unknown risks and uncertainties, the actual results or performance of Pubco may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include:

•	the risk that the Transactions may not be completed in a timely manner or at all, which may adversely affect the price of securities of SPAC or Pubco;

•	the risk that the Transactions may not be completed by the end of the Combination Period;

•	the failure by the parties to satisfy the conditions to the consummation of the Business Combination, including the approval of SPAC shareholders;

•	failure to realize the anticipated benefits of the Transactions;

•

the level of redemptions of the Public Shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing or trading of the Public Shares or the shares of Pubco Class A Common Stock;

•	the failure of Pubco to obtain or maintain the listing of its securities on any securities exchange after the Closing;

•	costs related to the Transactions and as a result of Pubco becoming a public company;

•	changes in business, market, financial, political and regulatory conditions;

•	risks relating to Pubco’s anticipated operations and business, including the highly volatile nature of the price of XRP;

•

the risk that Pubco’s stock price will be highly correlated to the price of XRP and the price of XRP may decrease between the signing of the Business Combination Agreement and the Closing or at any time after the Closing;

•	risks related to increased competition in the industries in which Pubco will operate;

•	risks relating to significant legal, commercial, regulatory and technical uncertainty regarding XRP and the industries in which Pubco will operate;

•	risks relating to the treatment of digital assets for U.S. and foreign tax purposes;

•	risks that after the Closing, Pubco experiences difficulties managing its growth and expanding operations;

•	challenges in implementing Pubco’s business plan, due to operational challenges, significant competition and regulation;

•

Pubco being considered to be a “shell company” by any securities exchange on which Pubco Class A Common Stock will be listed or by the SEC, which may impact Pubco’s ability to list Pubco Class A Common Stock and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities;

•	the outcome of any potential legal proceedings that may be instituted against Pubco, SPAC or others following the announcement of the Transactions; and

•	other risks and uncertainties described in this proxy statement/prospectus, including those under the section entitled “Risk Factors.”

While forward-looking statements reflect SPAC’s, Pubco’s and the Company’s good faith beliefs, as applicable, they are not guarantees of future performance. Except as otherwise required by applicable law, SPAC, Pubco and the Company disclaim any obligation to publicly update or revise any forward-looking statement to reflect changes in underlying assumptions or factors, new information, data or methods, future events or other changes after the date of this proxy statement/prospectus. For a further discussion of these and other factors that could cause SPAC’s, Pubco’s and the Company’s future results, performance or transactions to differ significantly from those expressed in any forward-looking statement, please see the section entitled “Risk Factors.” You should not place undue reliance on any forward-looking statements, which are based only on information currently available to SPAC, Pubco and the Company.

QUESTIONS AND ANSWERS ABOUT THE PROPOSALS

The questions and answers below highlight only selected information from this proxy statement/prospectus and only briefly address some commonly asked questions about the Extraordinary General Meeting and the Proposals. The following questions and answers do not include all the information that is important to SPAC shareholders. SPAC shareholders are urged to carefully read this entire proxy statement/prospectus, including the annexes and the other documents referred to herein, to fully understand the proposed Transactions and the voting procedures for the Extraordinary General Meeting.

Q:	Why am I receiving this proxy statement/prospectus?

A:

You are receiving this proxy statement/prospectus because you are a SPAC shareholder or holder of SPAC Public Warrants. As a SPAC shareholder you are entitled to vote at the Extraordinary General Meeting to approve the matters set forth herein. This document serves as:

•	a notice of meeting and a proxy statement of SPAC to solicit proxies for the Extraordinary General Meeting to vote on the proposals set forth herein; and

•	a prospectus of Pubco to offer Pubco Class A Common Stock to SPAC shareholders in connection with the Transactions.

SPAC shareholders are being asked to consider and vote upon, among other proposals, a proposal to approve and adopt the Business Combination Agreement and the Transactions. SPAC, Pubco, the Company, the Merger Subs and Ripple have entered into the Business Combination Agreement, the terms of which are described in this proxy statement/prospectus. A copy of the Business Combination Agreement is attached hereto as Annex A. SPAC urges its shareholders to read the Business Combination Agreement in its entirety.

THE VOTE OF SPAC SHAREHOLDERS IS IMPORTANT. SPAC SHAREHOLDERS ARE URGED TO SUBMIT THEIR PROXIES AS SOON AS POSSIBLE AFTER CAREFULLY REVIEWING THIS PROXY STATEMENT/PROSPECTUS AND CAREFULLY CONSIDERING EACH OF THE PROPOSALS BEING PRESENTED AT THE EXTRAORDINARY GENERAL MEETING.

See also “—What rights do I have as a holder of SPAC Public Warrants?”

Q:	What is being voted on at the Extraordinary General Meeting?

A:	At the Extraordinary General Meeting, SPAC is asking its shareholders to consider and vote upon:

•	The Business Combination Proposal—to adopt and approve, by ordinary resolution, the Business Combination Agreement and the Transactions. See the section entitled “The Business Combination Proposal.”

•	The Merger Proposal—to authorize and approve, by special resolution, the SPAC Merger. See the section entitled “The Merger Proposal.”

•

The Domestication Proposal—to approve, by special resolution, the Plan of Domestication and a change in the corporate structure and domicile of SPAC by transfer by way of continuation of SPAC from an exempted company incorporated in accordance with the laws of the Cayman Islands to a corporation incorporated under the laws of the State of Delaware. See the section entitled “The Domestication Proposal.”

•

The Advisory SPAC Delaware Documents Proposals—to consider and vote, on a non-binding, advisory basis, upon the following separate proposals to approve, by ordinary resolution, the material differences between the SPAC Charter and the Proposed SPAC Delaware Documents:

•	Advisory SPAC Delaware Documents Proposal 4A — The Proposed SPAC Delaware Documents will require the SPAC Board acting pursuant to a resolution adopted by a majority of the directors then serving on the SPAC Board and the affirmative vote of at least two-thirds of the voting power of the outstanding voting securities of SPAC entitled to vote thereon, voting together as a single class, to amend, repeal or modify any provision of the Proposed Certificate of Incorporation, other than to Article I (Name), Article II (Registered Agent and Address), Article III (Nature of Business) and Sections 1 (authorized shares) and 2 (votes per share) of Article IV, which requires the affirmative vote of at least a majority of the voting power of the outstanding SPAC capital stock entitled to vote thereon, voting together as a single class, in addition to any requirements for such amendments under the DGCL. The Proposed SPAC Delaware Documents will also require the affirmative vote of at least a majority of the total voting power of the outstanding voting securities of SPAC, voting together as a single class, for the stockholders to adopt, amend, alter or repeal the Proposed SPAC Delaware Bylaws, provided the affirmative vote of at least two-thirds of the total voting power of the outstanding voting securities of SPAC, voting together as a single class, will be required for SPAC stockholders to alter, amend or repeal, or adopt any bylaw inconsistent with, certain provisions of the Proposed SPAC Delaware Bylaws. The SPAC Board shall also have the power to adopt, amend or repeal the Proposed SPAC Delaware Bylaws.

•

Advisory SPAC Delaware Documents Proposal 4B — The Proposed SPAC Delaware Documents will adopt: (i) the Court of Chancery of Delaware as the exclusive forum for certain litigation; and (ii) the federal district courts of the United States as the exclusive forum for resolving actions arising under the Securities Act of 1933, as amended.

•

The Advisory Organizational Documents Proposals—to consider and vote, on a non-binding, advisory basis, upon the following separate proposals to approve, by ordinary resolution, the material differences between the SPAC Charter and the Proposed Organizational Documents:

•

Advisory Organizational Documents Proposal 5A — Under the Proposed Organizational Documents, Pubco will be authorized to issue      shares of capital stock consisting of (i)     shares of Class A common stock,     shares of Class B common stock, and     shares of Class C common stock, and (ii)      shares of Pubco Preferred Stock, each with a par value of $0.001 per share.

•

Advisory Organizational Documents Proposal 5B — The Proposed Organizational Documents will permit the removal of a director only with the affirmative vote of the holders of at least the minimum percentage of the voting power of all outstanding shares of stock of Pubco entitled to vote generally in the election of directors, voting together as a single class, then permitted under the Nevada Revised Statutes for such vote (currently two-thirds of the voting power) but no less than a simple majority.

•

Advisory Organizational Documents Proposal 5C — The Proposed Organizational Documents will require that any action taken by the stockholders of Pubco may only be taken at an annual or special meeting and may not be taken by written consent without a meeting.

•

Advisory Organizational Documents Proposal 5D —  The Proposed Organizational Documents will require that amendments to the Amended and Restated Pubco Charter will require that the affirmative vote of the majority of the voting power of the outstanding shares of capital stock of Pubco, except: that, to the fullest extent permitted by applicable law, holders of common stock will not be entitled to vote on any amendment to the Amended and Restated Pubco Charter that relates solely to the terms of any outstanding preferred stock if the holders of such preferred stock are entitled to vote as a separate class thereon; that the affirmative vote of the holders of at least a majority of the outstanding voting power of Pubco, voting together as a single class, will be required for the stockholders to amend or repeal the Amended and Restated Pubco Bylaws, or adopt new bylaws; and that the Amended and Restated Pubco Charter and the Amended and Restated Pubco Bylaws will permit the Pubco Board to adopt, amend or repeal the Amended and Restated Pubco Bylaws without the consent or vote of the stockholders of Pubco.

•

Advisory Organizational Documents Proposal 5E — The Proposed Organizational Documents will adopt: (i) the Eighth Judicial District Court of Clark County, Nevada as the exclusive forum for certain litigation; and (ii) the federal district courts of the United States as the exclusive forum for resolving actions arising under the Securities Act.

See the section entitled “The Advisory Organizational Documents Proposals.”

•	The Adjournment Proposal—to approve, by ordinary resolution, the adjournment of the Extraordinary General Meeting to a later date or dates. See the section entitled “The Adjournment Proposal.”

If SPAC shareholders do not approve each of the Condition Precedent Proposals, then we will not consummate the Transactions. See the sections of this proxy statement/prospectus entitled “The Business Combination Proposal,” “The Merger Proposal,” and “The Domestication Proposal.”

SPAC will hold the Extraordinary General Meeting to consider and vote upon these proposals. This proxy statement/prospectus contains important information about the Transactions and the other matters to be acted upon at the Extraordinary General Meeting. Shareholders of SPAC should read it carefully.

After careful consideration, the SPAC Board has unanimously determined that each of: (i) the Business Combination Proposal, (ii) the Merger Proposal, (iii) the Domestication Proposal, (iv) the Advisory SPAC Delaware Documents Proposals, (v) the Advisory Organizational Documents Proposals, and (vi) the Adjournment Proposal, if presented to the Extraordinary General Meeting, is in the best interests of SPAC. Accordingly, the SPAC Board unanimously recommends that you vote or give instruction to vote “FOR” each of those proposals.

The existence of financial and personal interests of one or more of SPAC’s directors may result in a conflict of interest on the part of such director(s) between what such director may believe is in the best interests of SPAC and its shareholders and what such director may believe is best for themselves in determining to recommend that shareholders vote for the proposals. Certain of SPAC’s directors and officers have interests in the Transactions that may be different from, or in addition to, your interests as a shareholder. See the section of this proxy statement/prospectus entitled “The Business Combination Proposal—Interests of the Sponsor and SPAC’s Directors and Officers in the Transactions” for a further discussion of these considerations.

Q:	What will happen to the SPAC Class A Shares in connection with the Closing?

A:

Pursuant to the Business Combination Agreement, following the SPAC Domestication, at the SPAC Merger Effective Time (as defined below), each issued and outstanding SPAC Class A Share (including SPAC Class A Shares held as a result of the separation of a SPAC Unit, but excluding certain treasury and properly redeemed shares) shall be converted automatically into one share of Pubco Class A Common Stock, following which, all such SPAC Class A Shares shall cease to be outstanding and shall automatically be canceled and shall cease to exist.

Q:	What equity stake will current Public Shareholders, the Private Placement Investors, the Sponsor, and Ripple hold in Pubco immediately after the completion of the Transactions?

A:

The following tables illustrate varying ownership levels in Pubco immediately after completion of the Transactions based on varying levels of redemptions by the Public Shareholders and based on the assumptions noted. The tables and associated discussion all assume that (a) neither SPAC, nor Pubco nor the Company enter into any additional financing arrangements after the date hereof and prior to Closing, (b) Ripple contributes the Contributed XRP as and when required under the Contribution Agreement, (c) all Private Placement Investors fund their commitments as and when required under their Private Placement Subscription Agreements, (d) the Closing SPAC Share Price is $10.00, (e) no shares of Pubco Class A Common Stock are issued pursuant to the Incentive Plan, and (f) neither Ripple nor the Sponsor purchases SPAC Class A Shares in the open market. Should one or more of the assumptions prove incorrect, actual ownership percentages may vary materially from those described in this proxy statement/prospectus as anticipated, believed, estimated, expected or intended.

The two tables below illustrate varying beneficial ownership levels in Pubco immediately upon the Closing, assuming no Redemptions by Public Shareholders, 25% Redemptions by Public Shareholders (5,750,000 Public Shares are redeemed), 50% Redemptions by Public Shareholders (11,500,000 Public Shares are redeemed), 75% Redemptions by Public Shareholders (17,250,000 Public Shares are redeemed) and 100% Redemptions by Public Shareholders (23,000,000 Public Shares are redeemed). In addition to the assumptions above, the two tables below assume a Closing XRP Price of $2.36609 (which would be the Closing XRP Price if the Business Combination closed on October 19, 2025). The first table below excludes the impact of Pubco Warrants, and the second table includes the impact of Pubco Warrants.

Potential ownership of issued and outstanding shares of Pubco Class A Common Stock upon the Closing, excluding the impact of the Pubco Warrants

Pro Forma Ownership	No Redemptions		25% Redemptions		50% Redemptions		75% Redemptions		Maximum Redemptions
	Shares	Percent	Shares	Percent	Shares	Percent	Shares	Percent	Shares	Percent
SPAC Public Shareholders	23,000,000	35.1%	17,250,000	30.1%	11,500,000	23.4%	5,750,000	14.1%	—	—
Sponsor(1)(2)	13,026,926	19.9%	11,396,941	19.9%	9,766,955	19.9%	8,136,969	19.9%	6,506,984	19.9%
Contributor	4,647,857	7.1%	4,066,297	7.1%	3,484,737	7.1%	2,903,177	7.1%	2,321,617	7.1%
Contributor Related Party Entity	1,832,875	2.8%	1,603,538	2.8%	1,374,200	2.8%	1,144,863	2.8%	915,526	2.8%
SBI	19,500,000	29.8%	19,500,000	34.0%	19,500,000	39.7%	19,500,000	47.7%	19,500,000	59.6%
Other Advance Funding Subscribers	2,046,963	3.1%	2,046,963	3.6%	2,046,963	4.2%	2,046,963	5.0%	2,046,963	6.3%
Delayed Funding Subscribers	1,097,321	1.7%	1,097,321	1.9%	1,097,321	2.2%	1,097,321	2.7%	1,097,321	3.4%
Other SPAC Shareholders	310,000	0.5%	310,000	0.5%	310,000	0.6%	310,000	0.8%	310,000	0.9%

Total(3)	65,461,942	100.0%	57,271,060	100.0%	49,080,176	100.0%	40,889,293	100.0%	32,698,411	100.0%

(1)

Includes (i) 50,000,000 shares of Pubco Stock that Sponsor is expected to receive in connection with the Series C Subscription Agreement, and (ii) the forfeiture of 120,000 SPAC Class A Shares, 2,364,000 SPAC Class B Shares and 60,000 SPAC Private Warrants.

(2)

Sponsor will share disposition and voting control of 11,673,710, 10,213,044, 8,752,379, 7,291,714 and 5,831,048 shares of Pubco Class A Common Stock with RippleWorks, a limited partner of the Sponsor, assuming No Redemptions, 25% Redemptions, 50% Redemptions, 75% Redemptions and Maximum Redemptions, respectively. Pursuant to that certain letter agreement dated October 17, 2025 by and between RippleWorks and the Sponsor, RippleWorks has the right to consult with the Sponsor regarding the disposition of shares of Pubco Stock purchased with the RippleWorks Investment and to direct the voting of such shares.

(3)

Share ownership percentages in each redemption scenario are calculated from unrounded share amounts and rounded for presentation; therefore, percentages in a scenario may not total 100.0% due to rounding.

Potential ownership of issued and outstanding shares of Pubco Class A Common Stock upon the Closing,

including the impact of the Pubco Warrants

Pro Forma Ownership	No Redemptions		25% Redemptions		50% Redemptions		75% Redemptions		Maximum Redemptions
	Shares	Percent	Shares	Percent	Shares	Percent	Shares	Percent	Shares	Percent
SPAC Public Shareholders	23,000,000	28.0%	17,250,000	23.4%	11,500,000	17.5%	5,750,000	10.0%	—	—
Sponsor(1)(2)	16,330,837	19.9%	14,700,852	19.9%	13,070,866	19.9%	11,440,880	19.9%	9,810,894	19.9%
Contributor	5,826,655	7.1%	5,245,095	7.1%	4,663,535	7.1%	4,081,974	7.1%	3,500,414	7.1%
Contributor Related Party Entity	2,297,731	2.8%	2,068,394	2.8%	1,839,057	2.8%	1,609,720	2.8%	1,380,383	2.8%
SBI	19,500,000	23.8%	19,500,000	26.4%	19,500,000	29.7%	19,500,000	33.9%	19,500,000	39.6%
Other Advance Funding Subscribers	2,046,963	2.5%	2,046,963	2.8%	2,046,963	3.1%	2,046,963	3.6%	2,046,963	4.2%
Delayed Funding Subscribers	1,097,321	1.3%	1,097,321	1.5%	1,097,321	1.7%	1,097,321	1.9%	1,097,321	2.2%
Other SPAC Shareholders	310,000	0.4%	310,000	0.4%	310,000	0.5%	310,000	0.5%	310,000	0.6%
Pubco Warrant Holders	11,655,002	14.2%	11,655,002	15.8%	11,655,002	17.7%	11,655,002	20.3%	11,655,002	23.6%

Total	82,064,509	100.0%	73,873,627	100.0%	65,682,744	100.0%	57,491,860	100.0%	49,300,977	100.0%

(1)

Includes (i) 50,000,000 shares of Pubco Stock that Sponsor is expected to receive in connection with the Series C Subscription Agreement, (ii) the forfeiture of 120,000 SPAC Class A Shares, 2,364,000 SPAC Class B Shares and 60,000 SPAC Private Warrants and (iii) 11,655,002 shares of Pubco Class A Common Stock issuable upon exercise of 11,655,002 Pubco Warrants.

(2)

Sponsor will share disposition and voting control of 14,597,788, 13,140,779, 11,683,769, 10,226,759 and 8,769,750 shares of Pubco Class A Common Stock with RippleWorks, a limited partner of the Sponsor, assuming No Redemptions, 25% Redemptions, 50% Redemptions, 75% Redemptions and Maximum Redemptions, respectively. Pursuant to that certain letter agreement dated October 17, 2025 by and between RippleWorks and the Sponsor, RippleWorks has the right to consult with the Sponsor regarding the disposition of shares of Pubco Stock purchased with the RippleWorks Investment and to direct the voting of such shares.

Q:	What conditions must be satisfied or waived to complete the Business Combination?

A:

The obligations of SPAC, the Company, Pubco, the Merger Subs and Ripple to consummate (and cause to be consummated) the Transactions are subject to the satisfaction or waiver of the following conditions: (i) the approval by SPAC shareholders of the Condition Precedent Proposals; (ii) the expiration or termination of any applicable waiting period under the HSR Act; (iii) the consummation of the Transactions not being prohibited by applicable law; (iv) the effectiveness of a registration statement on Form S-4; (v) the shares of Pubco Class A Common Stock and the Pubco Warrants having been approved for listing on Nasdaq, the New York Stock Exchange or another national stock exchange; and (vi) the SPAC Tangible Net Assets equaling or exceeding $5,000,001 as of the Closing Date.

The obligations of the Company, Pubco, the Merger Subs and Ripple to consummate (and cause to be consummated) the Transactions are also subject to the satisfaction or waiver of the following conditions: (i) the representations and warranties of SPAC being true and correct as of the date of the Business Combination Agreement and as of the Closing Date, subject to the applicable materiality standards contained in the Business Combination Agreement; (ii) material compliance by SPAC with its applicable pre-closing covenants; (iii) there having been no occurrence of a Material Adverse Effect since the date of the Business Combination Agreement which is continuing with respect to SPAC; (iv) the Sponsor having performed in all material respects its obligations required under the Sponsor Support Agreement; (v) SPAC having completed the SPAC Domestication at least one Business Day prior to the Closing Date; (vi) (a) the Advance Funding Subscribers having contributed an amount of XRP at least equivalent to the amounts of XRP committed in the Advanced Funding and (b) the Delayed Funding Subscribers having contributed an amount of XRP at least equivalent to the amounts of XRP committed in the Delayed Funding; (vii) Available Transaction Cash as of the Closing Date equaling or exceeding the amount of cash committed by the Advance Funding Subscribers and the Delayed Funding Subscribers pursuant to the Advance Funding Subscription Agreements and the Delayed Funding Subscription Agreements; and (viii) SPAC having delivered or caused to be delivered certain certificates and other Closing deliverables contemplated by the Business Combination Agreement.

The obligations of SPAC to consummate (or cause to be consummated) the Transactions are also subject to the satisfaction or waiver of the following conditions: (i) the representations and warranties of the Company, Pubco, the Merger Subs and Ripple being true and correct as of the date of the Business Combination Agreement and as of the Closing Date, subject to the applicable materiality standards contained in the Business Combination Agreement; (ii) material compliance by the Company, Pubco, the Merger Subs and Ripple with their respective pre-closing covenants; (iii) no occurrence of a Material Adverse Effect since the date of the Business Combination Agreement that is continuing with respect to Pubco or the Company; (iv) completion of the Contribution; and (v) each of Pubco (and, as applicable, the Merger Subs), the Company and Ripple having delivered or caused to be delivered certain certificates and other Closing deliverables contemplated by the Business Combination Agreement.

Q:	Why is SPAC proposing the Transactions?

A:

SPAC is a blank check company incorporated on October 3, 2024 as a Cayman Islands exempted company and incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities.

SPAC has identified several criteria and guidelines it believes are important for evaluating acquisition opportunities. SPAC has sought to acquire companies that have or reflect some of the following: favorable sector and market dynamics including large unmet demand, which may drive organic growth with additional opportunities for add-on acquisitions, defensible or disruptive niche, differentiated technology, competitive advantages, a track record of profitability, public-ready teams with proven track records driving revenue and value creation for shareholders, and mid-cap initial enterprise value with readiness to grow. In addition, SPAC (a) must complete an initial business combination with one or more target businesses that together have a fair market value equal to at least 80% of the net assets held in the Trust Account (excluding the deferred underwriting commissions and taxes payable on the interest earned on the Trust Account) at the time of the execution of a definitive agreement for an initial business combination and (b) is not permitted to effect an initial business combination solely with another blank check company or a similar company with nominal operations. Based on its due diligence investigations of Pubco and the Company, their strong management teams, the industry in which they operate, and the information provided by Pubco and the Company in the course of negotiations, the SPAC Board believes that a business combination with Pubco is in the best interests of SPAC and its shareholders and presents an opportunity to increase shareholder value. However, there is no assurance of this. See “The Business Combination Proposal—The SPAC Board’s Reasons for Approval of the Transactions.”

Although the SPAC Board believes that the Transactions present a unique business combination opportunity and is in the best interest of SPAC and its shareholders, the SPAC Board did consider certain potentially material negative factors in arriving at that conclusion. These factors are discussed in greater detail in the sections entitled “Summary of the Proxy Statement/Prospectus—The SPAC Board’s Reasons for Approval of the Transactions” and “Risk Factors—Risks Related to the Transactions.”

Q:	What are the reasons for the structure and timing of the Business Combination Proposal and the Private Placement Investments?

A:

SPAC is a blank check company incorporated on October 3, 2024 as a Cayman Islands exempted company and incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities. Since the SPAC IPO, SPAC’s activities have been limited to identifying and evaluating potential business combination opportunities, and SPAC has until the end of the Combination Period to consummate an initial Business Combination. SPAC’s management and its advisors surveyed the landscape of potential acquisition opportunities for acquisition targets and engaged in discussions with six potential targets (not including Pubco). SPAC’s management ultimately decided not to pursue such alternate targets and instead focused its efforts on Ripple. On October 19, 2025, after detailed negotiations, the parties thereto executed the Business Combination Agreement. For more information, see “The Business Combination Proposal—Background of the Transactions.”

The structure of the Business Combination Proposal involves, at the Closing and upon the terms and subject to the conditions set forth in the Business Combination Agreement, (a) Company Merger Sub merging with and into the Company, with the Company continuing as the surviving company (the “Company Merger”), with holders of Company Units receiving one share of Pubco Class A Common Stock for each Company Unit, subject to certain reductions and other limitations imposed on the Contributor Related Parties, as set forth in the Business Combination Agreement, and (b) simultaneously with the Company Merger, SPAC Merger Sub merging with and into SPAC Delaware, with SPAC Delaware continuing as the surviving entity, with (x) stockholders of SPAC Delaware receiving one share of Pubco Class A Common Stock for each SPAC Class A Share held by such shareholder, and (y) warrantholders of SPAC Delaware receiving one warrant to purchase one share of Pubco Class A Common Stock for each warrant to purchase one SPAC Class A Share held by such warrantholders. Upon consummation of the Mergers and the Transactions, Pubco will be a publicly traded digital asset treasury that will provide investors with regulated, liquid exposure to XRP and pursue strategies, including ecosystem participation and yield generation, intended to increase shareholder value over time. In public communications, Pubco is expected to be the largest public XRP treasury company and a first-of-its-kind institutional vehicle built to accelerate XRP adoption. The SPAC Board considered that this positioning would provide public investors direct exposure to the XRP ecosystem through a first-of-its-kind model, and that strategic alignment with ecosystem participants could present preferential opportunities, such as early participation in network initiatives and validator roles, which the SPAC Board believes may strengthen the combined company’s market presence and long-term growth prospects. As described under “The Transactions” and “U.S. Federal Income Tax Considerations Related to SPAC” in this proxy statement/prospectus, the Transactions are structured as an “Up-C,” pursuant to which Pubco will be a publicly traded corporation and the Company will be treated as a partnership for U.S. federal income tax purposes. In this structure, certain investors may satisfy their funding commitments with cash and/or XRP, with any XRP contributed in-kind to Pubco or the Company in exchange for equity interests. The SPAC Board believed that this structure may provide potential tax benefits and structuring efficiencies for certain investors and may offer a differentiated way to contribute XRP in-kind as compared to other potential XRP investment alternatives. The transaction structure also facilitated the Private Placement Investments and preserved the ability of investors to fund commitments in cash and/or XRP, including through advance funding and delayed funding mechanics, allowing for optimal funding commitment results.

Q:	How many votes do I have at the Extraordinary General Meeting?

A:

SPAC shareholders are entitled to one vote on each Proposal they are entitled to vote on at the Extraordinary General Meeting for each SPAC Common Share held of record as of the Record Date. Pursuant to the Cayman Companies Act and the SPAC Charter, only the holders of the SPAC Class B Shares are entitled to vote on the Domestication Proposal. All holders of SPAC Common Shares are entitled to vote on the Merger Proposal, the Business Combination Proposal, the Advisory SPAC Delaware Documents Proposals, the Advisory Organizational Documents Proposals and the Adjournment Proposal. As of the close of business on the Record Date for the Extraordinary General Meeting, there were    SPAC Common Shares issued and outstanding, of which    were issued and outstanding Public Shares.

Q:	What vote is required to approve the proposals presented at the Extraordinary General Meeting?

A:

To pass each of the Business Combination Proposal and the Adjournment Proposal requires an ordinary resolution, being the affirmative vote of at least a simple majority of the votes cast by the holders of the issued SPAC Common Shares, voting together as a single class, who are present in person (including virtually) or represented by proxy and entitled to vote on the respective proposal at the Extraordinary General Meeting. To pass the Merger Proposal and the Domestication Proposal requires a special resolution, being the affirmative vote of at least two-thirds of the votes cast by the holders of the issued SPAC Common Shares, voting together as a single class, who are present in person (including virtually) or represented by proxy and entitled to vote on the respective Proposal at the Extraordinary General Meeting. SPAC shareholders are also being asked to approve, as an ordinary resolution on a non-binding advisory basis, each of the Advisory SPAC Delaware Documents Proposals and the Advisory Organizational Documents Proposals. Although the SPAC Board is asking SPAC shareholders to approve each of the Advisory SPAC Delaware Documents Proposals and the Advisory Organizational Documents Proposals on a non-binding advisory basis, regardless of the outcome of the non-binding advisory vote on each of the Advisory SPAC Delaware Documents Proposals and the Advisory Organizational Documents Proposals, the Transactions will be completed if the Business Combination Proposal, the Merger Proposal and the Domestication Proposal are approved. Pursuant to the Cayman Companies Act and the SPAC Charter, only the holders of the SPAC Class B Shares are entitled to vote on the Domestication Proposal. All holders of SPAC Common Shares are entitled to vote on the Merger Proposal, the Business Combination Proposal, the Advisory SPAC Delaware Documents Proposals, the Advisory Organizational Documents Proposals and the Adjournment Proposal.

Q:	Are the Proposals conditioned on one another?

A:

Each of the Business Combination Proposal, the Merger Proposal and the Domestication Proposal are Condition Precedent Proposals and are cross-conditioned on the approval of the other. If SPAC shareholders do not approve each of the Condition Precedent Proposals, then we will not consummate the Transactions. See the sections of this proxy statement/prospectus entitled “The Business Combination Proposal,” “The Merger Proposal,” and “The Domestication Proposal.” Each of the Advisory SPAC Delaware Documents Proposals and the Advisory Organizational Documents Proposals include non-binding advisory proposals and are conditioned on the approval of each of the Condition Precedent Proposals. The Adjournment Proposal is not conditioned upon the approval of any other proposal.

Q:	What constitutes a quorum at the Extraordinary General Meeting?

A:

A quorum of SPAC’s shareholders is necessary to hold a valid meeting. The presence, in person or, in the case of a corporation or other non-natural person, by duly authorized representative (including virtually) or by proxy, of one or more shareholders holding at least one-third of the issued and outstanding SPAC Common Shares constitutes a quorum at the Extraordinary General Meeting. Abstentions will be considered present for the purposes of establishing a quorum. The Sponsor owns 26.2% of the issued and outstanding SPAC Common Shares as of the Record Date, which will count towards this quorum. As a result, as of the Record Date, in addition to the shares of the Sponsor, 2,250,000 SPAC Common Shares held by Public Shareholders would be required to be present at the Extraordinary General Meeting to achieve a quorum.

Q:	How will the Sponsor and SPAC’s directors and officers vote?

A:

The Sponsor, the Original Sponsor and SPAC’s former directors and officers have entered into letter agreements with SPAC, including the insider letter (“Insider Letter”), and the Sponsor has entered into the Sponsor Support Agreement with SPAC and Pubco, pursuant to which, among other things, they have agreed to vote all of their SPAC Common Shares in favor of any proposed business combination (except that it, he or she shall not vote any SPAC Class A Shares that it, he or she purchased after SPAC publicly announced its intention to engage in the Transactions for or against approving the Transactions). As of the date of this proxy statement/prospectus, the Sponsor owns approximately 26.2% of the issued and outstanding SPAC Common Shares. See section of this proxy statement/prospectus entitled “Risk Factors—The Sponsor and SPAC’s directors and officers and their respective affiliates may elect to purchase Public Shares from Public Shareholders, which may influence the vote on the Transactions and reduce the public “float” of SPAC Class A Shares.”

Q:	What interests do the Sponsor, SPAC’s directors and executive officers and their affiliates have in the Transactions?

A:

When you consider the recommendation of the SPAC Board in favor of approval of the Business Combination Proposal and the other proposals, you should keep in mind that the Sponsor and certain of SPAC’s directors and officers have interests in such proposals that are different from, or in addition to, those of SPAC’s shareholders and holders of SPAC Public Warrants generally. In particular:

•

The Sponsor purchased from the Original Sponsor 7,880,000 Founder Shares, 400,000 SPAC Class A Shares and 200,000 SPAC Private Warrants for an aggregate purchase price of $6,600,000. (the “SPAC Private Warrants” and, together with the SPAC Public Warrants, the “SPAC Warrants”).

•

SPAC’s officers and directors have an indirect economic interest in such shares and warrants through their membership interest in the Sponsor. Assuming a trading price of $     per Founder Share and $    per SPAC Private Warrant (based upon the respective closing prices of the SPAC Class A Shares and the SPAC Public Warrants on Nasdaq on     , 2026, the most recent practicable date prior to the date of this proxy statement/prospectus), the 7,880,000 Founder Shares, 400,000 SPAC Class A Shares and 200,000 SPAC Private Warrants, in each case if unrestricted and freely tradable, would have an implied aggregate market value of $     million. However, given the shares of Pubco Class A Common Stock that will be received in exchange for such Founder Shares or upon exercise of the Pubco Warrants will be subject to lockup restrictions, SPAC believes such shares have less value. Even if the trading price of the Public Shares were as low as $     per share, the aggregate market value of the Founder Shares alone (without taking into account the value of the SPAC Private Warrants) would be approximately equal to the initial investment in SPAC by the Sponsor.

•

In addition, the Sponsor agreed to, immediately prior to the Company Merger Effective Time, forfeit 120,000 SPAC Class A Shares, 2,364,000 SPAC Class B Shares and 60,000 SPAC Private Warrants. After the Sponsor’s remaining SPAC Class B Shares are automatically converted to SPAC Class A Shares immediately prior to the SPAC Merger Effective Time, the Sponsor’s remaining SPAC Class A Shares will automatically convert into Pubco Class A Common Stock and its remaining SPAC Private Warrants into Pubco Warrants at the SPAC Merger Effective Time. Accordingly, following the Closing, the Sponsor will hold no more than 5,796,000 shares of Pubco Class A Common Stock and 140,000 Pubco Warrants from the exchange of its equity interests in the SPAC. As a result, if the Transactions are completed and the Sponsor forfeits the minimum number of shares of Pubco Class A Common Stock, even if the trading price of the Pubco Class A Common Stock were as low as $     per share, the aggregate market value of the Pubco Class A Common Stock received in exchange for the Founder Shares and not forfeited, alone (without taking into account the value of the SPAC Private Warrants), would be approximately equal to the initial investment in SPAC by the Sponsor. If the trading price is greater than $    , the Sponsor is likely to be able to make a substantial profit on its investment in SPAC at a time when the SPAC Class A Shares and SPAC Public Warrants have lost significant value. On the other hand, if the Transactions are not approved and SPAC is unable to complete another business combination within 18 months from the consummation of the IPO or such later time as the holders of SPAC Common Shares may approve by special resolution in accordance with the SPAC Charter (the “Combination Period”), the 7,880,000 Founder Shares, 400,000 SPAC Class A Shares and 200,000 SPAC Private Warrants purchased by the Sponsor from the

Original Sponsor for an aggregate purchase price of $6,600,000 will be worthless, and Sponsor will lose its entire investment in SPAC. Accordingly, the economic interests of the Sponsor diverge from the economic interests of holders of the Public Shares.

•

As of the date hereof, the Sponsor is the record holder of 7,880,000 SPAC Class B Shares, 400,000 SPAC Class A Shares and 200,000 SPAC Private Warrants. J. Michael Arrington, a member of the SPAC Board, is the sole managing member of Arrington Capital Management, LLC, which is the general partner of the Sponsor. As of the date hereof, J. Michael Arrington is deemed to hold voting and dispositive control over the securities held directly by the Sponsor. J. Michael Arrington disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest he may have therein, directly or indirectly. Each of Mr. Arrington, Taryn Naidu, Chief Executive Officer of SPAC and member of the SPAC Board, Kyle Horton, Chief Financial Officer of SPAC, and Ronald Palmeri, a member of the SPAC Board, owns limited partner interests in the Sponsor and through them has an indirect interest in the Founder Shares, the SPAC Class A Shares and the SPAC Private Warrants and compensation the Sponsor receives in connection with the Transactions. In addition, the Sponsor is expected to transfer 10,000 SPAC Class B Shares to each of Richard Danis, Lindy Key, and Ronald Palmeri, each members of the SPAC Board, prior to the closing of the Business Combination

•

In addition to the compensation to be received by the Sponsor and its affiliates referred to above, RippleWorks made the RippleWorks Investment that is subject to the Sponsor’s obligation to invest all of the RippleWorks Token Investment in shares of Pubco pursuant to the Series C Subscription Agreement. RippleWorks may withdraw the RippleWorks Investment if the Business Combination is not consummated. The Sponsor will receive a customary annual management fee in connection with its management of the RippleWorks Investment. RippleWorks is a limited partner in the Sponsor and, prior to the RippleWorks Investment held, and after the execution of the Business Combination Agreement holds, a majority of the limited partner interests in the Sponsor. Prior to the RippleWorks Investment, RippleWorks was entitled to only customary limited partner information and approval rights in the Sponsor. In connection with the RippleWorks Investment, the Sponsor and RippleWorks entered into a letter agreement dated October 17, 2025 pursuant to which Sponsor agreed to consult with RippleWorks on any decisions directly related to the disposition or voting of Pubco Stock purchased under the Series C Subscription Agreement and to vote such shares as directed by RippleWorks. Chris Larsen, co-founder and Executive Chairman of Ripple, is also a co-founder and member of the board of directors of RippleWorks.

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The Sponsor and SPAC’s officers and directors have agreed to waive their rights to liquidating distributions from the Trust Account with respect to the SPAC Common Shares (other than Public Shares) held by them if SPAC fails to consummate an initial business combination within the Combination Period.

•	The Sponsor and SPAC’s officers and certain directors may lose their entire investment in SPAC if a business combination is not consummated within the Combination Period.

•

The Sponsor has agreed that it will be liable to SPAC if and to the extent any claims by a third party for services rendered or products sold to SPAC, or a prospective target business with which SPAC has entered into a written letter of intent, confidentiality or other similar agreement or business combination agreement (except for SPAC’s independent registered public accounting firm), reduce the amount of funds in the Trust Account to below (i) $10.05 per Public Share or (ii) such lesser amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the trust assets, in each case, net of the amount of interest earned on the property in the Trust Account which may be withdrawn to pay taxes, provided that such liability will not apply to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account nor will it apply to any claims under SPAC’s indemnity of the underwriters of the SPAC IPO against certain liabilities, including liabilities under the Securities Act.

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SPAC’s existing officers and directors will be eligible for continued indemnification and continued coverage under a tail directors’ and officers’ liability insurance policy for up to a six-year period from and after the Closing for events occurring prior to the Closing, which tail policy is to be paid for by Pubco at the Closing pursuant to the Business Combination Agreement. If the Transactions do not close, SPAC’s officers and directors may not receive this tail insurance coverage.

•

Pursuant to the A&R Registration Rights Agreement, the Sponsor will have customary registration rights, including demand and piggy-back rights, subject to cooperation and cut-back provisions with respect to the Pubco Class A Common Stock and Pubco Warrants held by it following the consummation of the Business Combination.

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The SPAC Charter provides that, to the fullest extent permitted by applicable law: (i) none of the Sponsor or any individual serving as a director or an officer shall have any duty, except and to the extent expressly assumed by contract, to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as SPAC; (ii) SPAC renounces any interest or expectancy in, or in being offered an opportunity to participate in, any potential transaction or matter which (a) may be a corporate opportunity for the Sponsor or any director or officer, on the one hand, and SPAC, on the other or (b) the presentation of which would breach an existing legal obligation of the Sponsor or any director or officer to any other entity; and (iii) except to the extent expressly assumed by contract, none of the Sponsor or any director or officer of sponsor will have any duty to communicate or offer any such corporate opportunity to SPAC and shall not be liable to SPAC or its shareholders for breach of any fiduciary duty as a shareholder, director or officer of sponsor solely by reason of the fact that such party pursues or acquires such corporate opportunity for itself, himself or herself, directs such corporate opportunity to another person, or does not communicate information regarding such corporate opportunity to SPAC. In the course of their other business activities, SPAC’s officers and directors may have, or may become aware of, other investment and business opportunities which may be appropriate for presentation to SPAC as well as the other entities with which they are affiliated. SPAC’s management has pre-existing fiduciary duties and contractual obligations and if there is a conflict of interest in determining to which entity a particular business combination opportunity should be presented, any pre-existing fiduciary obligation will be presented the business combination opportunity before SPAC is presented with it. SPAC does not believe that the pre-existing fiduciary duties or contractual obligations of its officers and directors materially impacted its search for an acquisition target.

•

The Sponsor agreed that the shares of Pubco Class A Common Stock and Pubco Warrants received by it in connection with the SPAC Merger, and any shares of Pubco Class A Common Stock issuable upon the exercise of Pubco Warrants, will be locked-up and subject to transfer restrictions, until the earlier of (i) the Anniversary Release and (ii) the date on which Pubco consummates a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all Pubco stockholders having the right to exchange their shares of Pubco common stock for cash, securities or other property. The Lock-Up Agreements include customary exceptions to the transfer restrictions, including transfers to affiliates, family members, charitable organizations, and in connection with certain tax or estate planning transactions, provided that the transferee agrees to be bound by the same restrictions for the remainder of the lock-up period.

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On October 19, 2025, concurrently with the execution of the Business Combination Agreement, the Sponsor entered into the Series C Subscription Agreements, as detailed in the section entitled “Certain Relationships and Related Party Transactions—SPAC’s Relationships and Related Party Transactions.” As a result, if the Transactions are completed, the Sponsor will receive Pubco Class C Common Stock in exchange for its investment, which may increase in value following the completion of the Transactions. On the other hand, if the Transactions are not approved or, notwithstanding approval, are not completed, the Series C Subscription Agreements will terminate in accordance with their terms, the cash or contributed XRP will be returned in the manner prescribed by the applicable

Series C Subscription Agreement, and the Sponsor will not receive Pubco Class A Common Stock or the potential upside benefits of ownership thereof.

Q:	When will the Sponsor be entitled to transfer its shares of Pubco Class A Common Stock?

A:

Concurrently with the Closing, the Sponsor will enter into a Lock-Up Agreement with Pubco, pursuant to which the Sponsor will agree that the shares of Pubco Class A Common Stock and Pubco Warrants received by it in connection with the SPAC Merger, and any shares of Pubco Class A Common Stock issuable upon the exercise of Pubco Warrants, will be locked-up and subject to transfer restrictions, until the earlier of (i) the Anniversary Release; and (ii) the date on which Pubco consummates a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all Pubco stockholders having the right to exchange their shares of Pubco common stock for cash, securities or other property. The Lock-Up Agreements include customary exceptions to the transfer restrictions, including transfers to affiliates, family members, charitable organizations, and in connection with certain tax or estate planning transactions, provided that the transferee agrees to be bound by the same restrictions for the remainder of the lock-up period.

Q:	Did the SPAC Board obtain a fairness opinion (or any similar report or appraisal) in determining whether or not to proceed with the Transactions?

A:

Yes. The SPAC Board received the Fairness Opinion, which concluded that, as of that date and subject to the assumptions, procedures, matters considered and limitations described therein, the Exchange Ratio (as defined in the Fairness Opinion) set forth in the Fairness Opinion is fair, from a financial point of view, to SPAC. The Fairness Opinion was provided for the use and benefit of the SPAC Board, does not constitute a recommendation to any shareholder as to how to vote or act, is described under “The Business Combination Proposal —Opinion of the SPAC Financial Advisor,” and is attached as Annex F. For information about the standards used by the SPAC Board in evaluating the Transactions, see the section of this proxy statement/prospectus entitled “Background of the Transactions.”

Q:	What factors did the SPAC Board consider in connection with its decision to recommend voting in favor of the Transactions?

A:

In evaluating the Transactions, the SPAC Board consulted with SPAC management and SPAC’s financial, legal, and other professional advisors. The SPAC Board considered a range of factors, including, but not limited to, the factors discussed below, in reaching its unanimous resolution (i) that the Business Combination Agreement, the Ancillary Agreements to which SPAC is a party, and the Transactions are advisable and in the best interests of SPAC and its shareholders and (ii) to recommend that the shareholders of SPAC adopt and approve the Business Combination Agreement, the Ancillary Agreements to which SPAC is a party, and the Transactions. The SPAC Board viewed its decision as being based on all of the information available and the factors presented to and considered by it. In addition, individual directors may have given different weight to different factors. This explanation of the SPAC Board’s reasons for the Business Combination and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Cautionary Note Regarding Forward-Looking Statements.”

Factors Supporting the Business Combination

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Size of the Potential Total Addressable Market. Pubco will provide investors with simple, liquid, and transparent exposure to XRP through a publicly listed vehicle. There is a significant and growing market for XRP as a productive, treasury reserve asset, with increasing institutional demand driven by XRP ETFs and corporate treasuries.

•	Consistency with SPAC’s Formation Purpose and Stated Criteria. SPAC was formed to pursue targets in the financial technology, software-as-a-service and artificial intelligence sectors. In evaluating the Business Combination, the SPAC Board considered that the Transactions are consistent with those published criteria and with SPAC’s emphasis on partnering with such companies, including through a transaction structure and capital commitments designed to support Pubco’s growth as a public company.

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Attractive Market Opportunity and Strategic Partnership. Pubco will be a publicly traded digital asset treasury that will provide investors with regulated, liquid exposure to XRP and pursue strategies, including ecosystem participation (such as projects that expand XRP’s utility across payments, capital markets and tokenized assets, determined on a case-by-case basis) and yield generation, intended to increase shareholder value over time. In public communications, Pubco is expected to be the largest public XRP treasury company and a first-of-its-kind institutional vehicle built to accelerate XRP adoption. The SPAC Board considered that this positioning would provide public investors direct exposure to the XRP ecosystem through a first-of-its-kind model, and that strategic alignment with ecosystem participants could present preferential opportunities, such as early participation in network initiatives and validator roles, which the SPAC Board believes may strengthen the combined company’s market presence and long-term growth prospects.

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Unique Opportunities for Growth. Unlike a passive ETF, Pubco seeks to grow shareholder value over time by participating in institutional lending, liquidity provisioning, and DeFi (decentralized finance) yield opportunities. In addition, XRP presents a compelling opportunity for investors as one of the few digital assets with a recognized regulatory framework in the United States and a proven use case in powering global payments.

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Roadmap for Long-Term Success. Pubco intends to build one of the largest institutional XRP treasuries in the world, and deploy resources towards advancing the XRP ecosystem, including through operating XRP validators to strengthen the resilience and decentralization of the XRP ledger, leveraging Ripple’s RLUSD stablecoin as an on-ramp into XRP-based decentralized (enabling yield opportunities and broader adoption of XRP as collateral) and providing liquidity and participating in projects that expand XRP’s real-world utility across payments, capital markets, and tokenized assets. This strategy ensures that Pubco is designed not only to accumulate XRP as a reserve asset but also to act as a long-term catalyst for the adoption and institutionalization of the XRP Ledger. These steps position Pubco for long-term success.

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NAV-Accretive Platform Architecture. The SPAC Board considered the market precedent of digital asset treasury vehicles that can trade at premiums to their net asset value (“NAV”). A premium-to-NAV trading profile could allow Pubco to raise capital above the underlying value of its digital assets, thereby making subsequent equity issuances accretive to existing shareholders. The SPAC Board believes that Pubco’s structure and exposure to XRP positions it to achieve similar NAV-accretive dynamics, enhancing capital formation flexibility.

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Up-C Structure and In-Kind XRP Funding. The SPAC Board considered that, as described under “The Transactions” and “U.S. Federal Income Tax Considerations Related to SPAC” in this proxy statement/prospectus, the Transactions are structured as an “Up-C,” pursuant to which Pubco will be a publicly traded corporation and the Company will be treated as a partnership for U.S. federal income tax purposes. In this structure, certain investors may satisfy their funding commitments with cash and/or XRP, with any XRP contributed in-kind to Pubco or the Company in exchange for equity interests. Investors that have purchased Company Units will be entitled to economic interests in the Company that are equivalent to the indirect economic interests that other shareholders will have in the Company via their ownership of shares of Pubco. However, any Company Units that are held without any corresponding shares of Class B Common Stock in Pubco will not entitle their holder to any voting rights in Pubco, and such holder will only be entitled to voting rights in Pubco to the extent any such Company Units have been converted to shares of Class A Common Stock in Pubco in accordance with the Company A&R LLCA. The SPAC Board believed that this structure may provide potential tax benefits and structuring efficiencies for certain investors and may offer a differentiated way to contribute XRP in-kind as compared to other potential XRP investment alternatives.

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Attractive Entry Valuation. The SPAC Board believes that Pubco provides an attractive entry valuation (calculated as a multiple to NAV) to XRP. The SPAC Board also considered that Pubco was able to secure over $1 billion of commitments from Private Placement Investors, from institutional, crypto-native, and strategic investors, to purchase common equity at $10.00 per share, in connection with the negotiation of the Business Combination Agreement.

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Redemption Option. The SPAC Board considered that SPAC’s public shareholders will be able to exercise redemption rights with respect to their Public Shares in connection with the Business Combination, allowing those who do not wish to remain invested in Pubco to exit their investment.

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Pubco’s Initial XRP Holdings. Pubco is expected to launch with corporate XRP holdings of at least 473,276,430 XRP at Closing, comprised of: (i) 600,000 XRP that the Advance Funding Subscribers have agreed to contribute to Pubco prior to Closing pursuant to the Advance Funding Subscription, (ii) 200,000 XRP that the Delayed Funding Subscribers have agreed to contribute to Pubco at Closing pursuant to the Delayed Funding Subscription, (iii) 211,319,096.061435 XRP that the Sponsor has agreed to contribute to Pubco prior to Closing pursuant to the Series C Subscription, (iv) 50,000,000 XRP that the Contributor Related Party Entity has agreed to contribute to Pubco prior to Closing pursuant to the Contributor Related Party Entity Subscription, (v) 126,791,458 XRP that Ripple contributed to the Company concurrently with the execution of the Business Combination Agreement pursuant to the Contribution Agreement and (vi) 84,365,876.3625 XRP purchased using $214 million in aggregate cash proceeds from the Advance Funding Subscription Agreements at an average price of $2.53657058 per XRP.

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Negotiated Transaction and Terms of the Business Combination and Ancillary Agreements. The SPAC Board considered that the financial and other terms and conditions of the Business Combination Agreement and the Ancillary Agreements are reasonable. The SPAC Board also evaluated each party’s representations, warranties, covenants, and agreements, as well as the conditions to each party’s obligations and the commitment of each party to complete the Business Combination.

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Highly Experienced Management Team. Pubco will be led by Asheesh Birla as Chief Executive Officer, and he will also serve on the Board of Directors of Pubco. Asheesh Birla is a seasoned entrepreneur and expert in the blockchain and fintech industries, with over 20 years of experience in Silicon Valley. He spent 9 years at Ripple, joining in 2013 shortly after the company launched, where he led the team bringing the first enterprise crypto product to market with hundreds of customers worldwide, and helped grow the company to over 1000 employees. After leaving Ripple, Mr. Birla focused his time on investing in and advising early-stage tech companies, and sat on the board of Ripple. He also previously served on the board of Bitso, the largest LATAM crypto exchange, as well as MoneyGram and several other fintech startups. Mr. Birla also guest lectures on entrepreneurship and blockchain at Wharton, the Haas School of Business at Berkely, and the University of Michigan. Stuart Alderoty has served as the Chief Legal Officer at Ripple since 2019, and the President of the National Cryptocurrency Association since 2025, and will serve as a member of the Board upon completion of the Business Combination. Mr. Alderoty brings more than 40 years of legal experience to the role with particular expertise in financial services and regulatory affairs. He’s been General Counsel and part of the executive leadership teams at CIT Group and HSBC North America Holdings. Mr. Alderoty was also Managing Counsel at American Express. As a member of Pubco’s Board of Directors, Mr. Alderoty will exercise fiduciary duties of care and loyalty to Pubco and its shareholders, participate in board committees as assigned, and otherwise support the Chief Executive Officer. Mr. Alderoty will receive compensation solely in his capacity as a member of the Board of Directors, consistent with the compensation provided to other non-employee directors.

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Renowned Strategic Advisors. Pubco will be supported by non-executive strategic advisors Brad Garlinghouse and David Schwartz. Mr. Garlinghouse will provide strategic advisory services on an informal basis. His advisory role will focus on industry relationships, market positioning and strategic opportunities within the digital asset ecosystem. Mr. Garlinghouse will not receive any compensation from Pubco for these services, and there is no written agreement governing this arrangement. Mr. Schwartz, a Ripple director, will provide technical advisory services on an informal basis. His advisory role will focus on technical matters related to the XRP Ledger and blockchain technology considerations relevant to Pubco’s treasury operations. Mr. Schwartz will not receive any compensation from Pubco for these services, and there is no written agreement governing this arrangement.

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Lock-up. Subject to certain limited and customary exceptions with respect to permitted transfers, certain Ripple affiliates, the Sponsor, and certain SPAC Insiders will be subject to a six-month lockup in respect of the Pubco Class A Common Stock (and any other securities convertible into or exercisable or exchangeable for Pubco Class A Common Stock) and/or Pubco Class C Common Stock issued to them as consideration in the Business Combination (and including shares of Pubco Class A Common Stock and/or Pubco Class C Common Stock received in connection with the Private Placement Investments), which will provide important stability to Pubco.

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Due Diligence and Fairness Opinion. SPAC management and its advisors conducted a due diligence review of the Company and its businesses and operations, including a review of relevant documentation and discussions with the Company’s management and the Company’s financial and legal advisors. The SPAC’s financial advisor, CCM, delivered an opinion that, as of the date rendered, the Exchange Ratio (as defined in the Fairness Opinion) is fair, from a financial point of view, to SPAC.

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Other Alternatives. The SPAC Board believes, after a thorough review of other business combination opportunities reasonably available to SPAC, that the proposed Business Combination represents the best potential business combination for SPAC and the most attractive opportunity for SPAC’s management to accelerate its business plan based upon its evaluation and assessment of other potential business combination targets.

In connection with its evaluation of the Business Combination, the SPAC Board also considered a variety of risks and uncertainties and other potentially negative factors concerning the Business Combination, including the following:

•	Benefits May Not Be Achieved. The risk that the potential benefits of the Business Combination may not be fully achieved or may not be achieved within the expected time frame.

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Minority Shareholder Position. The SPAC’s shareholders will hold a minority economic interest in Pubco after the Closing, which will limit their ability to influence governance, strategic decisions, or changes in control.

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Redemption Risk. The potential that a significant number of SPAC shareholders elect to redeem their Public Shares prior to the consummation of the Business Combination and pursuant to the SPAC Charter, thereby reducing the amount of cash available to (i) SPAC and potentially resulting in an inability to consummate the Business Combination if the available cash in the Trust Account is less than $5,000,001, unless such condition to closing is waived by all parties pursuant to the Business Combination Agreement and (ii) Pubco following the consummation of the Business Combination, which could adversely affect Pubco or reduce the benefits of the Business Combination to SPAC’s shareholders.

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Closing Conditions. The fact that completion of the Business Combination is conditioned on the satisfaction of certain closing conditions that are not within SPAC’s control, such as the Advance Funding Subscribers and Delayed Funding Subscribers having contributed an amount of XRP at least equivalent to the amounts of XRP committed in the Advanced Funding and Delayed Funding, respectively, and the shares of Pubco Class A Common Stock and Pubco Warrants having been approved for clearing through DTC (subject to DTC’s customary eligibility criteria) and approved for listing on Nasdaq, the New York Stock Exchange or another national exchange reasonably acceptable to Pubco, the SPAC and Ripple.

•	No Operating History. The risks associated with the Company and Pubco being newly formed entities with no operating histories or track records.

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XRP and the Volatility of the Price of XRP. XRP is a highly volatile asset. The XRP market has been characterized by significant volatility and unexpected price movements, and has previously experienced significant declines. Such volatility will impact the overall value of the combined company and could cause volatility in the price of its stock. See the risk factors entitled “Our XRP acquisition strategy exposes us to various risks associated with XRP” and “XRP price volatility and sustained declines could cause losses and adversely affect our business, financial condition and ability to execute our strategy.”

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Listing Risks. The challenges associated with preparing Pubco, a newly formed private company, for the applicable disclosure and requisite internal controls and listing requirements to which Pubco will be subject as a publicly traded company on a national stock exchange.

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Litigation. The possibility of litigation challenging the Business Combination or that an adverse judgment granting permanent injunctive relief could indefinitely enjoin consummation of the Business Combination.

•	Fees and Expenses. The fees and expenses incurred by the parties in connection with completing the Business Combination.

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Management and Key Personnel Risk. The performance of Pubco depends on the services of Pubco’s future management team and key personnel. Loss of key personnel could disrupt operations, execution of strategic plans, and overall governance.

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Limited Right of the SPAC Board to Change Its Recommendation. As part of the negotiation of the Business Combination Agreement, SPAC agreed that the SPAC Board would not be permitted to change its recommendation to SPAC shareholders that they vote in favor of the Proposals in certain circumstances, including as a result in the decrease in the price or trading volume of XRP, although the SPAC Board will be permitted to advise SPAC shareholders of their right to redeem their SPAC Class A Shares in such a situation. See the risk factor entitled “The Business Combination Agreement includes a requirement that the SPAC Board will not change its recommendation that SPAC Shareholders vote in favor of the SPAC Shareholder Approval Matters, except in limited situations.”

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Cybersecurity and Operational Risks. Validator and network participation on the XRP Ledger, and Pubco’s treasury, trading, and custody activities, is vulnerable to cybersecurity threats, unauthorized access, private key compromise, software defects, and third-party service outages. Such events could result in loss of assets, business interruption, and reputational harm.

•

Market and Macroeconomic Risks. Volatility in digital asset markets, including the market for XRP, and broader economic, geopolitical, or market conditions, such as interest rate changes, inflation, recessionary pressures, or instability in global financial markets, may adversely affect digital asset prices, liquidity, capital raising, and Pubco’s operating performance.

•

Competition Risk. The digital asset market is highly competitive. Alternative layer-1 and layer-2 networks, payment and settlement protocols, centralized and decentralized platforms, investment funds, and other companies with digital asset treasuries may reduce demand for XRP or for Pubco’s services, which could adversely affect growth prospects and results of operations. In addition, other XRP Digital Asset Treasuries could scale more quickly and become more valuable, potentially diverting users, capital, or developer attention.

•

Regulatory and Legal Uncertainty. Digital asset markets are subject to evolving and uncertain regulation in multiple jurisdictions. XRP and Pubco’s related activities, including holding, transferring, providing exposure to, or participating in the XRP ecosystem, could be subject to regulatory actions or restrictions by authorities, including the SEC and other U.S. and non-U.S. regulators. Changes in or interpretations of laws relating to securities, commodities, money transmission, sanctions, anti-money laundering (“AML”), consumer protection, or taxation could limit Pubco’s ability to operate, access markets, or execute its strategy.

•

Other Risks. Various other risks exist, including cybersecurity and operational, technological, regulatory, or financial risks associated with Pubco, XRP, and the broader digital asset ecosystem, as more fully described in the “Risk Factors” section elsewhere in this proxy statement/prospectus.

In addition to considering the factors described above, the SPAC Board also considered:

•

Interests of Certain Persons. The Sponsor, and certain executive officers and directors of the SPAC, as individuals, may have interests in the Business Combination that are in addition to, and that may be different from and may conflict with, the interests of SPAC shareholders (see sections entitled “The Business Combination Proposal—Interests of the Sponsor and SPAC’s Directors and Officers in the Transactions”). The SPAC Board, including the independent directors on the SPAC Board, reviewed and considered these interests, including RippleWorks’ limited partner interests in the Sponsor, the RippleWorks Investment and the customary annual management fee the Sponsor will receive in connection with its management of the RippleWorks Investment, during the negotiation of the Business Combination Agreement and in evaluating and unanimously approving, as members of the SPAC Board, the Business Combination Agreement and the Transactions and did not view such interests to constitute a disqualifying event to proceed with the Transactions.

•

Shareholder Flexibility. In connection with the Business Combination, SPAC’s public shareholders have the option to: (i) become stockholders of Pubco following the consummation of the Business Combination; (ii) sell their Public Shares; or (iii) redeem their Public Shares for the Redemption Price pursuant to the terms of the SPAC Charter.

•

Differing Returns. The Sponsor paid $2,600,000.00, or approximately $0.33 per share, for the Founder Shares, of which it currently holds 7,880,000. Based on the closing price of SPAC Class A Shares of $10.48 on October 17, 2025 (the business day before the SPAC Board approved the Business Combination), such Founder Shares, if unrestricted and freely tradable, would be valued at approximately $82,582,400.00. The Founder Shares will be worthless if a business combination is not consummated. The Sponsor and its affiliates can earn a positive rate of return on their investment even if Public Shareholders experience a negative return following the consummation of the Business Combination. In connection with the Business Combination, immediately prior to the Company Merger Effective Time, 2,364,000 Founder Shares held by the Sponsor will be forfeited pursuant to the Sponsor Support Agreement, and the remaining 5,516,000 Founder Shares will automatically convert into 5,516,000 SPAC Class A Shares in accordance with the SPAC’s organizational documents. The Sponsor will not receive any such additional shares if the Closing is not consummated.

The foregoing discussion of the information and factors considered by the SPAC Board is not meant to be exhaustive but includes the material information and factors considered by the SPAC Board as well as any other factors that the SPAC Board deemed relevant. The SPAC Board’s decision to approve the Transactions were based on factors existing as of the date of its approval on October 19, 2025.

The SPAC Board concluded that the potential benefits that it expected SPAC and its shareholders to achieve as a result of the Business Combination outweighed the potentially negative and other factors associated with the Business Combination. Accordingly, the SPAC Board unanimously determined that the Business Combination Agreement and the Transactions were advisable and in the best interests of SPAC and its shareholders.

For a more complete description of the SPAC Board’s reasons for approving the Business Combination Agreement, the Ancillary Agreements and the transactions contemplated by those agreements, see the section entitled “Business Combination Proposal—The SPAC Board’s Reasons for Approval of the Transactions” and “Risk Factors—Risks Related to the Transactions.”

Q:	What are the U.S. federal income tax consequences of the SPAC Domestication to me?

A:

As discussed more fully under “U.S. Federal Income Tax Considerations Related to SPAC” of this proxy statement/prospectus, SPAC intends for the SPAC Domestication to qualify as a reorganization within the meaning of Section 368(a)(1)(F) of the Code (an “F Reorganization”). Assuming that the SPAC Domestication so qualifies, and subject to the “passive foreign investment company” (“PFIC”) rules discussed below and under “U.S. Federal Income Tax Considerations Related to SPAC—B. PFIC Considerations,” U.S. Holders (as defined in “U.S. Federal Income Tax Considerations Related to SPAC—II. U.S. Holders”) will be subject to Section 367(b) of the Code in connection with the SPAC Domestication and, as a result:

•

a U.S. Holder who beneficially owns (directly, indirectly or constructively) 10% or more of the total combined voting power of all classes of SPAC Common Shares entitled to vote or 10% or more of the total value of all classes of SPAC Common Shares (a “10% U.S. Shareholder”) on the date of the SPAC Domestication generally will be required to include in income as a deemed dividend deemed paid by SPAC the “all earnings and profits amount” (as defined in the Treasury Regulations under Section 367(b) of the Code) attributable to the SPAC Common Shares held directly by such U.S. Holder;

•

a U.S. Holder who, on the date of the SPAC Domestication, is not a 10% U.S. Shareholder and whose SPAC Common Shares have a fair market value of $50,000 or more on the date of the SPAC Domestication generally will recognize gain (but not loss) with respect to its SPAC Class A ordinary shares as if such U.S. Holder exchanged its SPAC Class A ordinary shares for SPAC Class A Shares of SPAC Delaware in a taxable transaction unless such U.S. Holder elects in accordance with applicable Treasury Regulations to include in income as a deemed dividend deemed paid by SPAC the “all earnings and profits” amount attributable to such U.S. Holder’s SPAC Common Shares; and

•

a U.S. Holder who, on the date of the SPAC Domestication, is not a 10% U.S. Shareholder and whose SPAC Common Shares have a fair market value of less than $50,000 on the date of the SPAC Domestication generally will not recognize any gain or loss or include any part of the “all earnings and profits amount” in income under Section 367(b) of the Code in connection with the SPAC Domestication.

SPAC does not expect to have significant cumulative earnings and profits, if any, on the date of the SPAC Domestication. However, the determination of earnings and profits is complex and may be impacted by numerous factors (including matters discussed in this proxy statement/prospectus). It is possible that the amount of SPAC’s cumulative net earnings and profits could be positive through the date of the SPAC Domestication.

As discussed more fully under “U.S. Federal Income Tax Considerations Related to SPAC—II. U.S. Holders—B. PFIC Considerations,” SPAC believes that it is likely classified as a PFIC for U.S. federal income tax purposes. If SPAC were classified as a PFIC for U.S. federal income tax purposes, then notwithstanding the foregoing discussion of the U.S. federal income tax consequences of the SPAC Domestication, proposed Treasury Regulations under Section 1291(f) of the Code and certain other PFIC rules (which have retroactive proposed effective dates), if finalized in their current form, generally would require a U.S. Holder to recognize gain on the exchange of SPAC Securities of SPAC for SPAC Securities of SPAC Delaware pursuant to the SPAC Domestication. Any such gain would be taxable income with no corresponding receipt of cash in the SPAC Domestication. The tax on any such gain would be imposed at the rate applicable to ordinary income and an interest charge would apply based on a complex set of rules. The proposed Treasury Regulations provide coordinating rules with other sections of the Code, including Section 367(b), which affect the manner in which the rules under such other sections apply to transfers of PFIC stock. However, it is difficult to predict whether, in what form, and with what effective date, final Treasury Regulations under Section 1291(f) of the Code and such other PFIC rules may be adopted and how any such Treasury Regulations would apply. Importantly, however, U.S. Holders that make or have made certain elections discussed further under “U.S. Federal Income Tax Considerations Related to

SPAC—II. U.S. Holders—B. PFIC Considerations—4. QEF Election and Mark-to-Market Election” with respect to their SPAC Class A Shares are generally not subject to the same gain recognition rules under the currently proposed Treasury Regulations under Section 1291(f) of the Code. Under current law, no such elections may be made with respect to SPAC Public Warrants. For a more complete discussion of the potential application of the PFIC rules to U.S. Holders as a result of the SPAC Domestication, see “U.S. Federal Income Tax Considerations Related to SPAC—II. U.S. Holders—B. PFIC Considerations.”

Moreover, U.S. Holders of SPAC Class A Shares exercising redemption rights after the SPAC Domestication will be subject to the potential tax consequences of the SPAC Domestication.

The tax consequences of the SPAC Domestication are complex and will depend on a holder’s particular circumstances. All holders of SPAC Class A Shares, SPAC Units and/or SPAC Public Warrants are urged to consult their tax advisor regarding the tax consequences to them of the SPAC Domestication, including the applicability and effect of U.S. federal, state, local and non-U.S. tax laws. For a more complete discussion of the U.S. federal income tax considerations of the SPAC Domestication, see “U.S. Federal Income Tax Considerations Related to SPAC.”

Q:	What are the U.S. federal income tax consequences of the Business Combination to me?

A:

Subject to the limitations and qualifications described in “U.S. Federal Income Tax Considerations Related to SPAC—II. U.S. Holders—C. U.S. Federal Income Tax Consequences of the SPAC Merger” below, the exchange of SPAC Securities for Pubco Securities pursuant to the SPAC Merger, taken together with the Company Merger and certain other Transactions as part of the Business Combination, is intended to be treated as an exchange in which no gain or loss is recognized under Section 351(a) of the Code (except to the extent required by Section 351(b) of the Code in respect of a holder of SPAC Securities receiving Pubco Warrants in the SPAC Merger). No ruling has been, or will be, sought from the IRS by SPAC or Pubco with respect to the SPAC Merger, and there can be no assurance that the IRS will not challenge the qualification of the SPAC Merger as an exchange subject to Section 351(a) of the Code or that a court would not sustain such a challenge. Qualification as an exchange under Section 351(a) of the Code is subject to a number of requirements. If any requirement for qualification as an exchange under Section 351(a) of the Code is not met, then a U.S. Holder of SPAC Securities would recognize gain or loss in an amount equal to the difference, if any, between the fair market value (as of the Closing) of the Pubco Securities (as defined below) received by such U.S. Holder in the SPAC Merger and such U.S. Holder’s aggregate tax basis in the SPAC Securities surrendered in exchange therefor.

The tax consequences of the Business Combination are complex and will depend on a holder’s particular circumstances and whether such holder exchanges solely SPAC Class A Shares or SPAC Public Warrants or a combination of the two. U.S. Holders of SPAC Securities are urged to consult their own tax advisors to determine the tax consequences of the Business Combination based on their particular circumstances.

Q:	What happens if I sell my Public Shares before the Extraordinary General Meeting?

A:

The Record Date for the Extraordinary General Meeting is earlier than the date of the Extraordinary General Meeting and earlier than the date that the Transactions are expected to be completed. If you transfer your Public Shares after the applicable Record Date, but before the Extraordinary General Meeting, unless you grant a proxy to the transferee, you will retain your right to vote at the Extraordinary General Meeting. However, the transferee, and not you, will have the right to have such Public Shares redeemed.

Q:	What happens if SPAC shareholders vote against the Business Combination Proposal?

A:

If you vote against the Business Combination Proposal but the Business Combination Proposal still receives the requisite shareholder approval, then assuming the approval of each of the Condition Precedent Proposals and the satisfaction or waiver of the other conditions to the Closing, the Transactions will be consummated in accordance with the terms of the Business Combination Agreement.

If you vote against the Business Combination Proposal, the Merger Proposal or (for the holders of SPAC Class B Shares only) the Domestication Proposal, and the Business Combination Proposal, the Merger Proposal or the Domestication Proposal does not receive the requisite vote at the Extraordinary General Meeting, then the Business Combination Proposal, the Merger Proposal or the Domestication Proposal, as applicable, will fail, and we will not consummate the Transactions. If the Business Combination is not approved and we do not consummate the Transactions, we may continue to try to complete a business combination with a different target business during the Combination Period, or obtain an extension of the Combination Period. If we fail to complete a business combination within the Combination Period, or fail to obtain an extension of the Combination Period, we will be required to liquidate the Trust Account by returning then-remaining funds in the Trust Account to the Public Shareholders in accordance with the SPAC Charter.

Q:	Do I have redemption rights?

A:

Yes. If you are a holder of Public Shares and are not the Sponsor, a Founder, Officer or Director (as each such term is defined in the SPAC Charter), you have the right to request that SPAC redeems all or a portion of your Public Shares for cash provided that you follow the procedures and deadlines described in the SPAC Charter and elsewhere in this proxy statement/prospectus. If you wish to exercise your redemption rights, please see the answer to the question: “How do I exercise my redemption rights?”

Notwithstanding the foregoing, a Public Shareholder, together with any affiliate of such Public Shareholder or any other person with whom such Public Shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended), will be restricted from having its Public Shares redeemed with respect to more than an aggregate of 20% of the Public Shares. Accordingly, if a Public Shareholder, alone or acting in concert or as a group, seeks redemption of more than 20% of the Public Shares, then any such shares in excess of that 20% limit would not be redeemed for cash.

The Sponsor and each director and officer of SPAC have agreed to waive their redemption rights in connection with the Closing with respect to any SPAC Common Shares held by them. None of the Sponsor, directors or officers received separate consideration for their waiver of redemption rights.

Q:	Will how I vote affect my ability to exercise redemption rights?

A:

No. Public Shareholders may elect to have their Public Shares redeemed, regardless of if or how they vote in respect of the Business Combination Proposal, and regardless of whether they hold Public Shares on the Record Date. If the Business Combination is not consummated, the Public Shares will be returned to the respective holder, broker or bank.

Q:	How do I exercise my redemption rights?

A:

Pursuant to the SPAC Charter, Public Shareholders other than the Sponsor, a Founder, Officer or Director (as each such term is defined in the SPAC Charter) may request that SPAC redeems all or a portion of such holder’s Public Shares for cash if the Transactions are consummated. As a holder of Public Shares, you will be entitled to receive cash for any Public Shares to be redeemed only if you:

(i)

(A) hold Public Shares; or (B) hold Public Shares through SPAC Units and elect to separate your SPAC Units into the underlying Public Shares and SPAC Public Warrants prior to exercising your redemption rights with respect to the Public Shares;

(ii)

submit a written request to the Transfer Agent, including the legal name, phone number and address of the beneficial owner of the Public Shares for which redemption is requested, that SPAC redeems all or a portion of your Public Shares for cash; and

(iii)	deliver your share certificates for Public Shares (if any) along with any other applicable redemption forms to the Transfer Agent, physically or electronically through the DTC.

Holders must complete the procedures for electing to have their Public Shares redeemed in the manner described above and in accordance with the SPAC Charter prior to 5:00 p.m., Eastern Time, on    , 2026 (two Business Days prior to the initially scheduled date of the Extraordinary General Meeting), or any later time and/or date specified by the SPAC Board in accordance with the SPAC Charter, in order to properly exercise their redemption rights. If SPAC is not able to complete the Business Combination within the Combination Period, SPAC may seek to amend the provisions of the SPAC Charter to extend the time it has to complete a Business Combination, and SPAC will provide the Public Shareholders, other than the Sponsor, a Founder, Officer or Director (as each such term is defined in the SPAC Charter), with the opportunity to redeem their Public Shares upon the effectiveness of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the Trust Account (which interest shall be net of taxes payable), divided by the number of Public Shares then in issue, subject to applicable law.

If the Mergers are consummated, and if a Public Shareholder properly exercises its redemption rights with respect to all or a portion of the Public Shares that it holds and timely delivers its share certificates (if any) and other redemption forms (as applicable) to the Transfer Agent, then at the SPAC Merger Effective Time, such Public Shares will automatically be canceled and cease to exist and will thereafter represent only the right to receive the Redemption Price. For illustrative purposes, based on funds in the Trust Account of approximately $    million as of    , the Record Date, the estimated per share redemption price would have been approximately $    , including additional interest earned on the funds held in the Trust Account and not previously released to SPAC.

Prior to exercising redemption rights, Public Shareholders should verify the market price of the Public Shares, as they may receive higher proceeds from the sale of their Public Shares in the public market than from exercising their redemption rights if the market price per share is higher than the Redemption Price. SPAC cannot assure its shareholders that they will be able to sell their Public Shares in the open market, even if the market price per share is higher than the Redemption Price stated above, as there may not be sufficient liquidity in its securities when our shareholders wish to sell their Public Shares.

Any request for redemption, once made by a Public Shareholder, may not be withdrawn following the Redemption Deadline, unless the SPAC Board determines (in its sole discretion) to permit such withdrawal of a redemption request (which it may do in whole or in part).

Any corrected or changed written exercise of redemption rights must be received by the Transfer Agent prior to the Redemption Deadline, and, following such deadline, with SPAC’s consent, prior to the Extraordinary General Meeting. No request for redemption will be honored unless the Public Shareholder’s shares have been delivered (either physically or electronically through DTC) to the Transfer Agent and in accordance with the SPAC Charter by 5:00 p.m., Eastern Time, on    , 2026 (two Business Days prior to the initially scheduled date of the Extraordinary General Meeting), unless the SPAC Board extends this deadline in accordance with the SPAC Charter.

See the section of this proxy statement/prospectus entitled “Extraordinary General Meeting of SPAC Shareholders—Redemption Rights” for a detailed description of the procedures to be followed if you wish to have your Public Shares redeemed.

Q:	What are the U.S. federal income tax consequences of exercising my redemption rights?

A:

The U.S. federal income tax consequences of exercising your redemption rights with respect to your Public Shares depend on your particular facts and circumstances but will generally be a taxable transaction. The treatment of an exercise of redemption rights for U.S. federal income tax purposes depends on facts and circumstances particular to each holder of Public Shares and SPAC Public Warrants. Please see the section titled “U.S. Federal Income Tax Considerations Related to SPAC” for a more detailed discussion. We urge you to consult your tax advisors regarding the particular tax consequences to you of exercising your redemption rights.

Q:	What rights do I have as a holder of SPAC Public Warrants?

A:	Pursuant to the Business Combination Agreement, SPAC, as an affiliate of the Sponsor, has agreed to assume the Sponsor’s obligations under the Warrant Call Right.

Q:	Do I have appraisal rights or dissenters’ rights if I object to the Transactions?

A:

Neither holders of SPAC Common Shares nor holders of SPAC Warrants have appraisal rights or dissenters’ rights in respect of such securities with respect to the Transactions under the Cayman Companies Act or the DGCL. However, Public Shareholders are still entitled to exercise the redemption rights in respect of their Public Shares as detailed in this proxy statement/prospectus. See the section titled “The Merger Proposal—Appraisal Rights and Dissenters’ Rights” for additional information.

Q:	What happens to the funds deposited in the Trust Account after the consummation of the Business Combination?

A:

As of the Record Date, there was approximately $    million in the Trust Account. Upon consummation of the Business Combination, the funds in the Trust Account will be used to pay holders of the Public Shares who properly exercise redemption rights, to fund Pubco’s or its subsidiaries’ working capital, growth and general corporate purposes and to pay fees and expenses incurred in connection with the Transactions. For a discussion of the amount of cash expected to be in the Trust Account following the payment of estimated fees and expenses incurred in connection with the Transactions and in the event of no Redemptions by Public Shareholders, 25% Redemptions by Public Shareholders, 50% Redemptions by Public Shareholders, 75% Redemptions by Public Shareholders and 100% Redemptions, by Public Shareholders see the section of this proxy statement/prospectus entitled “Summary of the Proxy Statement/Prospectus—Sources and Use of Funds by Pubco for the Transactions”.

Q:	What happens if a substantial number of Public Shareholders vote in favor of the Business Combination Proposal and exercise their redemption rights?

A:

Public Shareholders are not required to vote in favor of the Business Combination Proposal and Merger Proposal in order to exercise their redemption rights. Accordingly, the Transactions may be consummated even though the funds available from the Trust Account and the number of Public Shareholders are reduced as a result of redemptions by Public Shareholders.

In the event of significant redemptions, with fewer Public Shares and Public Shareholders, the trading market for Pubco Class A Common Stock may be less liquid than the market for SPAC Class A Shares was prior to the Transactions, and Pubco may not be able to meet the listing standards for Nasdaq or another national securities exchange. If the net proceeds of the Transactions and the Private Placement Investments are less than Pubco anticipates, including as a result of redemptions of Public Shares, Pubco may need to make adjustments to its business plans in light of available capital resources and Pubco may need to seek additional funds earlier than Pubco anticipates.

Dilution per share to Public Shareholders is determined by SPAC’s NTBV per share, as adjusted, while excluding the Transactions, while giving effect to material probable or consummated transactions and other material effects on NTBV per share, from the Public Shareholders as set forth as follows under five redemption scenarios.

The following tables illustrate NTBV per share and the change in NTBV per share, as adjusted, following the Closing and giving effect to probable or consummated transactions that are material and other material effects on NTBV per share. These are presented in relation to the offering price per Public Share in the SPAC IPO as set forth as follows under the five redemption scenarios:

	Assuming No Redemptions	Assuming 25% Redemptions	Assuming 50% Redemptions	Assuming 75% Redemptions	Assuming Maximum Redemptions
Offering price of the SPAC Units in the IPO price per unit	$10.00	$10.00	$10.00	$10.00	$10.00
Net tangible book value as of September 30, 2025, as adjusted(1)(2)*	$221,166,632	$164,234,591	$107,302,549	$50,370,508	$(6,561,534)
Total Shares, as adjusted**	29,106,000	23,356,000	17,606,000	11,856,000	6,106,000
Net tangible book value per share, as adjusted	$7.60	$7.03	$6.09	$4.25	$(1.07)
Dilution per share to SPAC Public Shareholders(3)	$2.40	$2.97	$3.91	$5.75	$11.07

	No Redemptions	25% Redemptions	50% Redemptions	75% Redemptions	Maximum Redemptions
*Numerator adjustments
Net tangible assets SPAC	$(10,144,569)	$(10,144,569)	$(10,144,569)	$(10,144,569)	$(10,144,569)
Estimated transaction costs attributed to SPAC	(5,616,965)	(5,616,965)	(5,616,965)	(5,616,965)	(5,616,965)
Reduction in deferred underwriting fee liability and expense reimbursement from redemption(4)	2,300,000	4,025,000	5,750,000	7,475,000	9,200,000
Reclassification of shares subject to redemption to permanent equity(5)	234,628,166	175,971,125	117,314,083	58,657,042	—
As adjusted net tangible book value(1)	$221,166,632	$164,234,591	$107,302,549	$50,370,508	$(6,561,534)

**Denominator adjustments
SPAC Public Shareholders	23,000,000	17,250,000	11,500,000	5,750,000	—
SPAC Class A Shares (Sponsor)	400,000	400,000	400,000	400,000	400,000
SPAC Class A Shares (Others)	310,000	310,000	310,000	310,000	310,000
SPAC Class B Shares(6)	7,880,000	7,880,000	7,880,000	7,880,000	7,880,000
Shares to be surrendered by Sponsor(7)	(2,484,000)	(2,484,000)	(2,484,000)	(2,484,000)	(2,484,000)

As adjusted SPAC shares outstanding	29,106,000	23,356,000	17,606,000	11,856,000	6,106,000

(1)	NTBV is calculated as total assets minus total liabilities and SPAC Class A Shares subject to redemption as of September 30, 2025, as adjusted.
(2)

NTBV is adjusted for (i) reclassification of unredeemed shares to permanent equity at different levels of redemptions to Public Shareholders at the $10.20 per share redemption price as of September 30, 2025 and (ii) transaction costs that have not been recorded on SPAC’s financial statements as of September 30, 2025, which will have an impact on the calculation of NTBV upon the Closing.

(3)	Dilution is calculated by subtracting the NTBV per share as of September 30, 2025, as adjusted, from the $10.00 SPAC IPO per share price for the Public Shares.
(4)

Reflects the reduction of underwriting fee liability due to redemptions. Also includes the expense reimbursement from underwriters for up to $2,300,000, which such amount is decreased by $0.10 for every SPAC Common Share for which a SPAC public shareholder exercises its redemption right pursuant to the letter agreement SPAC entered into with CCM and Northland, as representatives of the underwriters from the IPO on September 9, 2025.

(5)

Based on the assets held in the Trust Account as of September 30, 2025 of $234,628,166 and assuming a redemption price of $10.20 per share, which was the approximate per share redemption price as of September 30, 2025.

(6)

Consists of SPAC Class B Shares held by Sponsor. Sponsor is expected to transfer 10,000 SPAC Class B Shares to each of Richard Danis, Lindy Key, and Ron Palmeri, each members of the SPAC Board, prior to the closing of the Business Combination.

(7)

Pursuant to the Sponsor Support Agreement, Sponsor agreed to forfeit for no consideration 120,000 SPAC Class A Shares and 2,364,000 SPAC Class B Shares immediately prior to the SPAC Merger Effective Time.

The Business Combination Agreement is conditioned upon the SPAC Tangible Net Assets equaling or exceeding $5,000,001 as of the Closing Date. For more information, see “Risk Factors—Risks Related to Being a Public Company—Our common stock may trade at prices which diverge from the net asset value of our XRP holdings.”

Q:	What happens if the Business Combination is not consummated?

A:

If SPAC does not complete the Business Combination for any reason, SPAC would search for another target business with which to complete an initial business combination. If SPAC does not complete an initial business combination within the Combination Period, SPAC will, in accordance with the SPAC Charter, (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than 10 Business Days thereafter, subject to lawfully available funds, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account (which interest shall be net of taxes payable and up to $100,000 of interest to pay dissolution expenses), divided by the number of then issued and outstanding Public Shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of SPAC’s remaining shareholders and directors, liquidate and dissolve, subject in each case to SPAC’s obligations under Cayman Islands law to provide for claims of creditors and subject to the other requirements of applicable law. There will be no liquidating distributions with respect to the SPAC Public Warrants, which will expire worthless in the event of SPAC’s winding up.

Q:	When do you expect the Transactions to be completed?

A:

It is currently expected that the Transactions will be consummated in the first quarter of 2026. This date depends, among other things, on the approval of the proposals to be put to SPAC shareholders at the Extraordinary General Meeting and on the timely completion of required regulatory and stock exchange processes (including SEC review and clearance of the proxy statement/prospectus and any related filings). A lapse in U.S. federal appropriations or similar government shutdowns, including at the SEC, could suspend or significantly slow the acceptance, review and/or clearance of filings, the issuance of SEC comments or the declaration of effectiveness, which could delay the Transactions beyond the expected time frame.

In addition, the Extraordinary General Meeting could be adjourned if the Adjournment Proposal is adopted by SPAC’s shareholders at the Extraordinary General Meeting and SPAC elects to adjourn the Extraordinary General Meeting to a later date or dates, if necessary or desirable. If the Adjournment Proposal is not approved, and a quorum is present, the SPAC Board will not have the ability to adjourn the Extraordinary General

Meeting to a later date in order to solicit further votes or take other steps to cause the conditions to the Transactions to be satisfied, for example. Pursuant to the SPAC Charter, the SPAC Board will have the ability to postpone the Extraordinary General Meeting if, after notice for the Extraordinary General Meeting is given and before the Extraordinary General Meeting is held, in their absolute discretion, the SPAC Board considers that it is impractical or undesirable for any reason to hold the Extraordinary General Meeting at the place, the day and the hour specified in the notice for the Extraordinary General Meeting. In such event, the SPAC Board may postpone the Extraordinary General Meeting to another place, day and/or hour provided that notice of the place, the day and the hour of the postponed Extraordinary General Meeting is promptly given to all SPAC shareholders. No business shall be transacted at any postponed meeting other than the business specified in the notice for the Extraordinary General Meeting. For a description of the conditions for the completion of the Transactions, see “The Business Combination Proposal.”

Q:	When and where is the Extraordinary General Meeting?

A:

The Extraordinary General Meeting will be held on    , 2026, at    Eastern Time, virtually at https://www.cstproxy.com/armadaacqii/2026. For the purposes of Cayman Islands law and the SPAC Charter, the physical place of the meeting will be at    . There is no requirement to attend the Extraordinary General Meeting in person at the physical place of the meeting in order to vote, and SPAC encourages virtual participation. Shareholders will be afforded the same rights and opportunities to vote, ask questions and participate as they would at an in-person Extraordinary General Meeting. In particular, shareholders may submit questions in advance of the Extraordinary General Meeting by following the instructions and rules of conduct on the Extraordinary General Meeting website. You can participate in the Extraordinary General Meeting and vote via live webcast by visiting    .

Q:	Can I attend the Extraordinary General Meeting in person at the physical place of the meeting?

A:

Yes. For the purposes of Cayman Islands law and the SPAC Charter, the physical place of the meeting will be at    . There is no requirement to attend the Extraordinary General Meeting in person at the physical place of the meeting in order to vote, and SPAC encourages virtual participation.

Q:	What else do I need to do now?

A:

We urge you to read this proxy statement/prospectus, including the Annexes and the documents referred to herein, carefully and in their entirety and to consider how the Transactions will affect you as a shareholder. Whether or not you plan to attend the Extraordinary General Meeting, please then submit your proxy as soon as possible in accordance with the instructions provided in this proxy statement/prospectus and on the enclosed proxy card to make sure that your shares are represented and voted at the Extraordinary General Meeting.

Q:	How do I vote?

A:

If you are a holder of record of SPAC Common Shares on the Record Date for the Extraordinary General Meeting, you may vote in person (including virtually) at the Extraordinary General Meeting or by submitting a proxy for the Extraordinary General Meeting, as described in further detail below. You may submit your proxy by completing, signing, dating and returning the enclosed proxy card in the accompanying pre-addressed postage-paid envelope. If you hold your shares in “street name,” which means your shares are held of record by a broker, bank or nominee, you should contact your broker, bank or nominee to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you must provide the broker, bank or nominee with instructions on how to vote your shares or, if you wish to attend the Extraordinary General Meeting and vote in person (including virtually), obtain a valid legal proxy from your broker, bank or nominee.

l

There are three ways to vote your SPAC Common Shares:

•

By submitting your proxy card before the Extraordinary General Meeting. If you vote by proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. You may submit your proxy card in any of the following ways:

•

Mail: SPAC shareholders of record may submit their proxy by properly completing, signing, dating and mailing their proxy card in the self-addressed, stamped envelope (if mailed in the United States) included with this proxy statement/prospectus. If you sign, date and return the proxy card without indicating how you wish to vote, your shares will be voted as recommended by the SPAC Board—“FOR” the Business Combination Proposal, “FOR” the Merger Proposal, (for holders of SPAC Class B Shares only) “FOR” the Domestication Proposal, “FOR” the Advisory SPAC Delaware Documents Proposals, “FOR” the Advisory Organizational Documents Proposals, and “FOR” the Adjournment Proposal, in each case, if presented at the Extraordinary General Meeting. Your proxy card must be received by SPAC not less than 48 hours before the scheduled time of the Extraordinary General Meeting or any adjournment thereof at which the person named in the proxy card proposes to vote. Proxy cards received after this time may not be counted.

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Internet: SPAC shareholders of record may submit their proxy over the internet at . Internet voting is available 24 hours a day and will be accessible until , on , 2026. SPAC shareholders will be given an opportunity to confirm that their voting instructions have been properly recorded. SPAC shareholders who submit a proxy this way need not send in their proxy card.

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You can attend the Extraordinary General Meeting at the physical meeting location and vote in person. You will receive a ballot when you arrive. However, if your SPAC Common Shares are held in the name of your broker, bank or another nominee, you must get a valid legal proxy from the broker, bank or other nominee. That is the only way SPAC can be certain that the broker, bank or nominee has not already voted your shares.

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You can attend the Extraordinary General Meeting online and vote electronically. You may attend, vote and examine the list of shareholders entitled to vote at the Extraordinary General Meeting by visiting    and entering the control number found on your proxy card.

Q:	If my shares are held in “street name,” will my broker, bank or nominee automatically vote my shares for me?

A:

If your shares are held in “street name” in a stock brokerage account or by a broker, bank or other nominee, you must provide the record holder of your shares with instructions on how to vote your shares. Please follow the voting instructions provided by your broker, bank or other nominee. Please note that you may not vote shares held in “street name” by returning a proxy card directly to SPAC or by voting online at the Extraordinary General Meeting unless you provide a “legal proxy,” which you must obtain from your broker, bank or other nominee.

Under the rules of Nasdaq, brokers who hold shares in “street name” for a beneficial owner of those shares typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, brokers are not permitted to exercise their voting discretion with respect to the approval of matters that the Nasdaq determines to be “non-routine” without specific instructions from the beneficial owner. It is expected that all proposals to be voted on at the Extraordinary General Meeting are “non-routine” proposals and therefore, SPAC does not expect there to be any broker non-votes at the Extraordinary General Meeting.

If you hold your SPAC shares in “street name” and you do not instruct your broker, bank or other nominee on how to vote your shares, your broker, bank or other nominee will not vote your shares on any proposal at the Extraordinary General Meeting. Accordingly, your bank, broker, or other nominee can vote your shares at the Extraordinary General Meeting only if you provide instructions on how to vote. You should instruct your broker to vote your shares as soon as possible in accordance with directions you provide.

Abstentions will be considered present for the purposes of establishing a quorum but, as a matter of Cayman Islands law, will not constitute votes cast at the Extraordinary General Meeting and therefore will have no effect on the approval of each of the proposals as a matter of Cayman Islands law.

Q:	May I change my vote after I have mailed my signed proxy card?

A:

Yes. Shareholders may send a later-dated, signed proxy card to SPAC at SPAC’s address set forth below so that it is received by SPAC no less than 48 hours prior to the vote at the Extraordinary General Meeting (which is scheduled to take place on    , 2026) or attend the Extraordinary General Meeting in person (including virtually) and vote. Shareholders also may revoke their proxy by sending a notice of revocation to SPAC, which must be received by SPAC no less than 48 hours prior to the vote at the Extraordinary General Meeting. However, if your shares are held in “street name” by your broker, bank or another nominee, you must contact your broker, bank or other nominee to change your voting instructions.

Q:	What will happen if I abstain from voting or fail to vote at the Extraordinary General Meeting?

A:

If a shareholder fails to return a proxy card and does not attend the Extraordinary General Meeting in person, then the shareholder’s shares will not be counted for purposes of determining whether a quorum is present at the Extraordinary General Meeting. If a valid quorum is established, any such failure to vote will have no effect on the outcome of any other proposal in this proxy statement. Abstentions will be counted in connection with the determination of whether a valid quorum is established but will not constitute votes cast at the Extraordinary General Meeting and therefore will have no effect on the approval of any of the proposals as a matter of Cayman Islands law.

Q:	What will happen if I sign and return my proxy card without indicating how I wish to vote?

A:

If you sign, date and return your proxy card without indicating how you wish to vote, your proxy will be voted “FOR” each of the proposals presented at the Extraordinary General Meeting. If you fail to return your proxy card or fail to instruct your bank, broker or other nominee how to vote, and do not attend the Extraordinary General Meeting in person (including virtually), the effect will be, among other things, that your shares will not be counted for purposes of determining whether a quorum is present at the Extraordinary General Meeting and will not be voted. If you are a shareholder of record and you attend the Extraordinary General Meeting and wish to vote in person (including virtually), you may withdraw your proxy and vote in person (including virtually).

Q:	What happens if I fail to take any action with respect to the Extraordinary General Meeting?

A:

If you fail to take any action with respect to the Extraordinary General Meeting and the Transactions are approved by shareholders and the Transactions are consummated, you will become a stockholder and warrant holder of Pubco. If you fail to take any action with respect to the Extraordinary General Meeting and the Transactions are not approved, you will remain a shareholder and warrant holder of SPAC. However, if you fail to vote with respect to the Extraordinary General Meeting but the Transactions are consummated, you will nonetheless be able to elect to have your Public Shares redeemed in connection with the Mergers, so long as you take the required steps in accordance with the SPAC Charter to elect to have your Public Shares redeemed at least two Business Days prior to the initially scheduled date of the Extraordinary General Meeting, unless the SPAC Board extends this deadline in accordance with the SPAC Charter.

Q:	What should I do if I receive more than one set of voting materials?

A:

Shareholders may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast a vote with respect to all of your SPAC Common Shares.

Q:	Who will solicit and pay the cost of soliciting proxies?

A:

SPAC will pay the cost of soliciting proxies for the Extraordinary General Meeting. SPAC has engaged   to assist in the solicitation of proxies for the Extraordinary General Meeting. SPAC has agreed to pay  a fee of $  , plus disbursements. SPAC will also reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of SPAC Class A Shares for their expenses in forwarding soliciting materials to beneficial owners of SPAC Class A Shares and in obtaining voting instructions from those owners. SPAC’s directors and officers may also solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies.

Q:	Who can help answer my questions?

A:	If you have questions about the Transactions or if you need additional copies of the proxy statement/prospectus or the enclosed proxy card, you should contact:

Email:

You also may obtain additional information about SPAC from documents filed with the SEC by following the instructions in the section of this proxy statement/prospectus entitled “Where You Can Find More Information.” If you are a holder of Public Shares and you intend to seek redemption, you will need to deliver the certificates for your Public Shares (if any) or SPAC Public Warrants (if any), as applicable, along with the redemption forms (either physically or electronically) to the Transfer Agent/Warrant Agent, at the address below prior to the Extraordinary General Meeting. Holders must complete the procedures for electing to have their Public Shares or SPAC Public Warrants redeemed in the manner described above and in accordance with the SPAC Charter or the Warrant Agreement, as applicable, prior to 5:00 p.m., Eastern Time, on    , 2026 (two Business Days prior to the initially scheduled date of the Extraordinary General Meeting), or any later time and/or date specified by the SPAC Board in accordance with the SPAC Charter in order to properly exercise their redemption rights. If you have questions regarding the certification of your position or delivery of your share or warrant certificates (if any) along with the redemption forms, please contact:

Email:

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS

This summary highlights selected information from this proxy statement/prospectus and does not contain all the information that is important to you. You should carefully read this entire proxy statement/prospectus, including the Business Combination Agreement attached as Annex A to this proxy statement/prospectus as well as the other Annexes attached to the proxy statement/prospectus.

The Parties

SPAC

SPAC is a blank check company incorporated in the Cayman Islands as an exempted company on October 3, 2024. SPAC was incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities. SPAC Class A Shares are currently listed on the Nasdaq Global Market under the symbol “XRPN.”

On May 22, 2025, SPAC completed its IPO of 23,000,000 SPAC Units, each comprising one SPAC Class A Share and one-half of one SPAC Public Warrant, generating gross proceeds to SPAC of $230,000,000. Simultaneously with the closing of the SPAC IPO, SPAC completed the private placement of 710,000 SPAC Units, generating gross proceeds to SPAC of $7,100,000. Following the closing of the SPAC IPO, a total of $231,150,000 of the net proceeds (including the underwriter’s deferred discount of up to $4,600,000) was placed in the Trust Account, composed of the net proceeds from the SPAC IPO and a portion of the proceeds from the private placement. As of      , 2026, the Trust Account balance was approximately $    million.

Since the SPAC IPO, SPAC’s activity has been limited to efforts toward locating and completing a suitable business combination. On August 12, 2025, SPAC entered into a Sponsor Securities Purchase Agreement (the “Purchase Agreement”) with the Sponsor and Armada Sponsor II, LLC (the “Original Sponsor”), pursuant to which the Original Sponsor agreed to sell to the Sponsor, and the Sponsor agreed to purchase from the Original Sponsor, an aggregate of 7,880,000 SPAC Class B Shares, 400,000 SPAC Class A Shares, and 200,000 SPAC Private Warrants for an aggregate purchase price of $6,600,000 (such transaction, the “New Sponsor Purchase”) and the Sponsor received a limited, revocable license to the Armada Acquisition Corp. II branding for a period of time that expires not later than November 22, 2026 (unless the termination date of the Company is extended to a later date). On August 28, 2025, the New Sponsor Purchase was completed pursuant to the terms of the Purchase Agreement, and the Sponsor owns all of the equity interests of SPAC held by the Original Sponsor.

Following the closing of this transaction, the Sponsor owns all of the equity interests of SPAC held by the Original Sponsor, including 100% of the SPAC Class B Shares, and has the power to appoint all members of the SPAC Board.

The mailing address of SPAC’s principal executive office is 382 NE 191st St., Suite 602, Miami, FL 33179-3899, and its telephone number is (212) 543-6886. In connection with the consummation of the Business Combination, SPAC Merger Sub will merge with and into SPAC. Upon completion of the SPAC Merger, SPAC will continue its existence as a wholly owned subsidiary of Pubco, and the separate existence of SPAC will cease.

Pubco

Pubco was incorporated under the laws of Nevada on August 29, 2025, solely for the purpose of effectuating the Transactions described herein. Upon incorporation, one share of common stock was issued to Ripple for nominal consideration. This share represents all shares in the capital of Pubco that are currently issued. Pubco currently owns no material assets and does not presently operate any business. Immediately following the Closing, Pubco will engage in the business of, through its ownership of the Company, holding a strategic treasury reserve comprising XRP and performing certain other activities within the XRP ecosystem.

Prior to the consummation of the Business Combination, the sole director of Pubco is Asheesh Birla and the sole shareholder of Pubco is Ripple. The mailing address of Pubco’s registered office is c/o The Corporation Trust Company, 701 S Carson St., Ste 200, Carson City, Nevada 89701 and its telephone number is (888) 528-2677. Immediately prior to the consummation of the Business Combination, Pubco’s mailing address will be 600 Battery St., San Francisco, California 94111.

Following the consummation of the Closing, the Pubco Class A Common Stock is expected to be listed on Nasdaq under the ticker symbol “XRPN.”

SPAC Merger Sub

SPAC Merger Sub was incorporated as a Delaware corporation on October 15, 2025, solely for the purpose of effectuating the Transactions described herein. SPAC Merger Sub has no material assets and does not operate any business. Prior to the consummation of the Business Combination, the sole director of SPAC Merger Sub is Asheesh Birla, and the sole shareholder of SPAC Merger Sub is Pubco. In connection with the consummation of the Business Combination, SPAC Merger Sub will merge with and into SPAC, with SPAC continuing as the SPAC Surviving Subsidiary, and with SPAC shareholders receiving shares of Pubco Class A Common Stock in accordance with the Business Combination Agreement.

Company Merger Sub

Company Merger Sub was incorporated in Delaware on October 15, 2025, solely for the purpose of effectuating the Transactions. Company Merger Sub is a wholly owned subsidiary of Pubco. Company Merger Sub owns no material assets and does not operate any business. The address and telephone number for Company Merger Sub are the same as those for the Company.

The Company

The Company is a newly formed company that will be engaged in the business of holding a strategic treasury reserve comprising XRP and performing certain other activities within the XRP ecosystem. The Company was formed on July 18, 2025, as a Delaware limited liability company. The Company’s sole material asset is XRP that was acquired in connection with the Transactions. As of the date hereof, the sole member of the Company is Ripple. In connection with the consummation of the Business Combination, Company Merger Sub will merge with and into the Company, with the Company continuing as the surviving company and with Ripple receiving shares of Pubco Stock, in each case in accordance with the Business Combination Agreement.

The registered office of the Company is c/o The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, City of Wilmington, County of New Castle, Delaware 19801 and its telephone number is (888) 528-2677.

The Transactions

The Business Combination Agreement

On October 19, 2025, SPAC, Pubco, the Company, the Merger Subs and Ripple entered into the Business Combination Agreement, pursuant to which, following the SPAC Domestication and upon Closing, (a) Company Merger Sub will merge with and into the Company, with the Company continuing as the surviving company, with holders of Company Units receiving one share of Pubco Class A Common Stock for each Company Unit, subject to certain reductions and other limitations imposed on the Contributor Related as set forth in the Business Combination Agreement, and (b) simultaneously with the Company Merger, SPAC Merger Sub will merge with and into SPAC Delaware, with SPAC Delaware continuing as the surviving entity, with (x) stockholders of SPAC Delaware receiving one share of Pubco Class A Common Stock for each SPAC Class A Share held by such stockholder and (y) warrantholders of SPAC Delaware receiving one warrant to purchase one share of Pubco Class A Common Stock for each warrant to purchase one SPAC Class A Share held by such warrantholders, in accordance with the terms and subject to the conditions set forth in the Business Combination Agreement. For more information about the Business Combination Agreement, please see the section entitled “The Transactions—The Business Combination Agreement.” A copy of the Business Combination Agreement is attached to this proxy statement/prospectus as Annex A.

The Sponsor Support Agreement

Concurrently with the execution of the Business Combination Agreement, SPAC entered into the Sponsor Support Agreement, pursuant to which, among other things, the Sponsor agreed to (a) vote its SPAC Common Shares in favor of the Business Combination Agreement and the Transactions and each of the proposals to be approved by SPAC shareholders at the Extraordinary General Meeting, (b) vote its SPAC Common Shares against (i) any Acquisition Proposal or Alternative Transaction, (ii) any merger, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by SPAC (other than the Transactions), (iii) any change in the business of SPAC, and (iv) any proposal, action or agreement involving SPAC that would or would reasonably be expected to impede, frustrate, prevent or nullify the Business Combination Agreement or any Ancillary Agreement, (c) during the Interim Period, comply with the restrictions imposed by the Insider Letter, including the restrictions on redeeming SPAC Common Shares in connection with the Transactions and complying with the transfer restrictions with respect to its SPAC Common Shares and SPAC Private Warrants, (d) subject to and conditioned upon the Closing, waive any anti-dilution rights in connection with the Transactions that would otherwise result in the SPAC Class B Shares converting into SPAC Class A Shares on a greater than one-for-one basis, (e) subject to and conditioned upon the Closing, effective as of the Closing, waive and forever discharge all Claims (as defined below) against the SPAC, Pubco, the Company and each of their respective and each of its and their past and present directors, officers, employees, agents, predecessors, successors, assigns, Affiliates and Subsidiaries, provided that nothing releases, waives or discharges any claim for fraud or the specific categories of claims expressly preserved in the Sponsor Support Agreement (including claims under the Sponsor Support Agreement or any other Ancillary Agreement, rights to receive Pubco securities thereunder, and indemnification rights) and (f) immediately prior to the Company Merger Effective Time, forfeit for no consideration 120,000 SPAC Class A Shares, 2,364,000 SPAC Class B Shares and 60,000 SPAC Private Warrants.

For the purposes of the preceding paragraph, “Claims” mean all past or present claims, demands, damages, debts, judgments, causes of action and liabilities of any nature whatsoever, whether or not known, suspected or claimed, arising directly or indirectly from any act, omission, event or transaction occurring (or any circumstances existing) at or prior to the Closing.

For more information about the Sponsor Support Agreement, please see the section entitled “The Transactions—Other Transaction Agreements—Sponsor Support Agreement.” A copy of the Sponsor Support Agreement is attached to this proxy statement/prospectus as Annex I.

Contribution Agreement

Concurrently with the execution of the Business Combination Agreement, Ripple, Pubco and the Company entered into the Contribution Agreement, pursuant to which Ripple contributed to the Company 126,791,458 XRP tokens in a private placement, in exchange for the Ripple Subscribed Units equal to the sum of (a) the Ripple Initial Subscribed Units and (b) the Contributor Adjustment Units, if any. For more information about the Contribution Agreement, please see the section entitled “The Transactions—Other Transaction Agreements—Contribution Agreement.” A copy of the Contribution Agreement is attached to this proxy statement/prospectus as Annex J.

Advance Funding Subscription Agreements

Concurrently with the execution of the Business Combination Agreement, Pubco, the Company and SPAC entered into the Advance Funding Subscription Agreements with the Advance Funding Subscribers, pursuant to which the Advance Funding Subscribers agreed to purchase, and Pubco agreed to issue and sell, on the Closing Date, the Advance Funding Shares for $214.05 million in cash and a contribution of 600,000 XRP tokens, in a private placement, upon the terms and subject to the conditions set forth therein. Advance Funding Subscribers will receive a number of Advance Funding Shares at the closing of the Advance Funding equal to the sum of (a) the Advance Funding Initial Subscribed Shares and (b) the Advance Funding Adjustment Shares, if any. The closing of each Advance Funding Subscription is conditioned on the satisfaction or waiver by each such Advance Funding Subscriber of the additional condition that, on the date of each such agreement, no other Advance Funding Subscription Agreement (or other agreements or understandings (including side letters) entered into in connection therewith or in connection with the sale of the other Advance Funding Shares) shall have been amended, modified or waived in any manner that benefits any other Advance Funding Subscriber unless such Advance Funding Subscriber shall have been offered in writing the same benefits (other than terms particular to the legal or regulatory requirements of such other Advance Funding Subscriber or its affiliates or related persons).

Prior to the execution of the Advance Funding Subscription Agreements, Pubco established the necessary custodial arrangements for both cash and XRP contributions, including entering into cash and digital asset custody agreements with third-party custodians and liquidity providers. Each Advance Funding Subscriber was required to fund its subscription amount either (i) in cash, by wire transfer of U.S. dollars to a segregated cash custody account maintained for the benefit of Pubco, or (ii) in XRP, by transfer to a designated digital wallet maintained with an independent XRP custodian. Following receipt of any cash Advance Funding Subscription proceeds, Pubco, on behalf of the Advance Funding Subscribers, instructed its cash custodian to transfer such proceeds (net of customary transaction and network fees) to its XRP custodian for use in purchasing XRP at then-prevailing market prices from one or more liquidity providers. In aggregate, the Company purchased 84,365,876.3625 XRP tokens with the cash proceeds from the Advance Funding Subscription Agreements. Such purchased XRP, together with any XRP originally contributed by the Private Placement Investors, are being held in escrow in an unencumbered digital custody wallet maintained in the name of Pubco but for the benefit of all such Private Placement Investors, pending completion of the Business Combination.

After giving effect to the Pubco Warrants, and assuming No Redemptions and, among other things, that neither SPAC, nor Pubco nor the Company enter into any additional financing arrangements after the date hereof and prior to Closing, that all Private Placement Investors fund their commitments as and when required under their Private Placement Subscription Agreements, that Ripple contributes the Contributed XRP as and when required under the Contribution Agreement, that the Closing SPAC Share Price is $10.00, that the Closing XRP Price is $2.36609 (which would be the Closing XRP Price if the Business Combination closed on October 19, 2025), that no shares of Pubco Class A Common Stock are issued pursuant to the Incentive Plan, and neither Ripple nor the Sponsor purchases SPAC Class A Shares in the open market, the Advance Funding Subscription Agreements are expected to result in dilution to Public Shareholders of approximately 16.8 percentage points with respect to their ownership of Pubco Class A Common Stock (28.0% as compared to 44.8% without giving effect to the Advance Funding Subscription Agreements), approximately 3.9 percentage points with respect to their ownership of total Pubco common stock (17.3% as compared to 21.2%), and approximately 2.5 percentage points with respect to their ownership of the total combined equity interests of Pubco and the Company on a fully diluted basis (9.2% as compared to 11.7%).

For more information about the Advance Funding Subscription Agreements, please see the section entitled “The Transactions—Advance Funding Subscription Agreements.” Copies of the forms of Advance Funding Subscription Agreements are attached to this proxy statement/prospectus as Annex L and Annex M.

Delayed Funding Subscription Agreements

Concurrently with the execution of the Business Combination Agreement, Pubco, the Company and SPAC entered into Delayed Funding Subscription Agreements with the Delayed Funding Subscribers, pursuant to which the Delayed Funding Subscribers agreed to purchase, and Pubco agreed to issue and sell, on the Closing Date, the Delayed Funding Shares for $10.5 million in cash and a contribution of 200,000 XRP tokens, in a private placement, upon the terms and subject to the conditions set forth therein. Delayed Funding Subscribers will receive a number of Delayed Funding Shares at the closing of the Delayed Funding equal to the quotient of (i) the Delayed Funding Subscription Price and (ii) $10.00. The closing of each Delayed Funding Subscription is conditioned on, among other things, the satisfaction or waiver of all closing conditions to the consummation of the Business Combination and; the Delayed Funding Subscribers’ consent to any amendments, modifications or waivers to the terms of the Business Combination Agreement that would reasonably be expected to materially and adversely affect the economic benefits to the Delayed Funding Subscribers.

After giving effect to the Pubco Warrants, and assuming No Redemptions and, among other things, that neither SPAC, nor Pubco nor the Company enter into any additional financing arrangements after the date hereof and prior to Closing, that all Private Placement Investors fund their commitments as and when required under their Private Placement Subscription Agreements, that Ripple contributes the Contributed XRP as and when required under the Contribution Agreement, that the Closing SPAC Share Price is $10.00, that the Closing XRP Price is $2.36609 (which would be the Closing XRP Price if the Business Combination closed on October 19, 2025), that no shares of Pubco Class A Common Stock are issued pursuant to the Incentive Plan, and neither Ripple nor the Sponsor purchases SPAC Class A Shares in the open market, the Delayed Funding Subscription Agreements are expected to result in dilution to Public Shareholders of approximately 0.6 percentage points with respect to their ownership of Pubco Class A Common Stock (28.0% as compared to 28.6% without giving effect to the Delayed Funding Subscription Agreements), approximately 0.1 percentage points with respect to their ownership of total Pubco common stock (17.3% as compared to 17.4%), and approximately 0.1 percentage points with respect to their ownership of the total combined equity interests of Pubco and the Company on a fully diluted basis (9.2% as compared to 9.3%).

For more information about the Delayed Funding Subscription Agreements, please see the section entitled “The Transactions—Delayed Funding Subscription Agreements.” Copies of the forms of Delayed Funding Subscription Agreements are attached to this proxy statement/prospectus as Annex N and Annex O.

Series C Subscription Agreement

Concurrently with the execution of the Business Combination Agreement, Pubco, the Company and SPAC entered into the Series C Subscription Agreement with the Sponsor, pursuant to which the Sponsor agreed to purchase, and Pubco agreed to issue and sell, on the Closing Date, Series C Subscribed Shares for 211,319,096.061435 XRP tokens, in a PIPE, upon the terms and subject to the conditions set forth therein. The Sponsor will receive (i) a number of Pubco Class A Common Stock that would result in Series C DQ Persons owning, immediately after the Transaction Closing and the other related transactions, a number of shares of Pubco Class A Common Stock that would cause Series C DQ Persons to be the beneficial owner (as defined in Rule 13d-3 or 13d-5 of the Exchange Act or any successor statute or regulation) of capital stock of Pubco such that the Series C Attributed Ownership Percentage (as defined below) equals 19.9% and (ii) the number of shares of Pubco Class C Common Stock that is equal to the number of Series C Subscribed Shares minus the number of shares of Pubco Class A Common Stock issued to Sponsor pursuant to clause (i). The total Series C Subscribed Shares shall be equal to the sum of (a) the Series C Initial Subscribed Shares and (b) the Series C Adjustment Shares, if any.

The Sponsor was required to transfer its subscription amount in XRP to a digital wallet designated by Pubco and maintained with an independent XRP custodian. Prior to executing the Series C Subscription Agreement, Pubco put in place the necessary custodial arrangements for the Sponsor’s XRP contribution, including entering into a digital asset custody agreement with a third-party custodian.

The closing of the Series C Subscription Agreement is conditioned on the satisfaction or waiver by Sponsor of the additional condition that, on the date of such agreement, no other Private Placement Subscription Agreement (or other agreements or understandings (including side letters) entered into in connection therewith or in connection with the sale of the other Private Placement Equity Interests) shall have been amended, modified or waived in any manner that benefits any other Private Placement Investors with respect to the economic terms governing the purchase and sale of such other Private Placement Equity Interests unless Sponsor shall have been offered in writing the same economic benefits; provided, however, that such condition shall not apply to (i) any allocation of the Series C Subscribed Shares between Pubco Class A Common Stock and Pubco Class C Common Stock (including the ownership-limit mechanics and related calculations set forth in the Series C Subscription Agreement, so long as the aggregate Series C Subscription Price and the per share price thereof are identical, (ii) any differences between the rights of any shares of Pubco Class C Common Stock and the rights of shares of Pubco Class A Common Stock, (iii) any terms that are particular to the legal, regulatory, tax or policy requirements of any other Private Placement Investor or its affiliates or (iv) matters that do not impact the economic terms of the purchase and sale of the Series C Subscribed Shares.

After giving effect to the Pubco Warrants, and assuming No Redemptions and, among other things, that neither SPAC, nor Pubco nor the Company enter into any additional financing arrangements after the date hereof and prior to Closing, that all Private Placement Investors fund their commitments as and when required under their Private Placement Subscription Agreements, that Ripple contributes the Contributed XRP as and when required under the Contribution Agreement, that the Closing SPAC Share Price is $10.00, that the Closing XRP Price is $2.36609 (which would be the Closing XRP Price if the Business Combination closed on October 19, 2025), that no shares of Pubco Class A Common Stock are issued pursuant to the Incentive Plan, and neither Ripple nor the Sponsor purchases SPAC Class A Shares in the open market, the Series C Subscription Agreement is expected to result in dilution to Public Shareholders of approximately 4.6 percentage points with respect to their ownership of Pubco Class A Common Stock (28.0% as compared to 32.6% without giving effect to the Series C Subscription Agreement), approximately 10.7 percentage points with respect to their ownership of total Pubco common stock (17.3% as compared to 28.0%), and approximately 3.1 percentage points with respect to their ownership of the total combined equity interests of Pubco and the Company on a fully diluted basis (9.2% as compared to 12.3%).

For more information about the Series C Subscription Agreement, please see the section entitled “The Transactions—Series C Subscription Agreement.” A copy of the Series C Subscription Agreement is attached to this proxy statement/prospectus as Annex K.

Contributor Related Party Entity Subscription Agreement

Concurrently with the execution of the Business Combination Agreement, Pubco, the Company and SPAC entered into the Contributor Related Party Entity Subscription Agreement with the Contributor Related Party Entity, pursuant to which the Contributor Related Party Entity purchased and Pubco agreed to issue and sell, on the Closing Date, the Contributor Related Party Entity Subscribed Equity Interests for 50 million XRP tokens in a private placement, upon the terms and subject to the conditions set forth therein. The Contributor Related Party Entity will not receive a number of Pubco Class A Common Stock that would result in the Contributor Group Holders collectively owning, immediately after the Transaction Closing and the other related transactions, a number of shares that would cause the Contributor Group Ownership Percentage (as defined below) to exceed 9.9% and, to the extent the number of shares issued to the Contributor Group Holders is reduced as a result of the foregoing, the Contributor Related Party Entity will receive a number of Company Units that is equal to the number of Contributor Related Party Entity Subscribed Equity Interests minus the number of Contributor Related Party Entity Subscribed Shares. The Contributor Related Party Entity Subscribed Equity Interests shall be equal to the sum of (a) the Contributor Related Party Entity Initial Subscribed Equity Interests and (b) the Contributor Related Party Entity Adjustment Equity Interests, if any. Prior to and effective upon closing, Pubco, Ripple and the Contributor Related Party Entity will enter into the Company A&R LLCA.

The Contributor Related Party Entity was required to transfer its subscription amount in XRP to a digital wallet designated by Pubco and maintained with an independent XRP custodian. Prior to executing the Contributor Related Party Entity Subscription Agreement, Pubco and the Company put in place the necessary custodial arrangements for the Contributor Related Party Entity’s XRP contribution, including entering into a digital asset custody agreement with a third-party custodian.

For more information about the Contributor Related Party Entity Subscription Agreement, please see the section entitled “The Transactions—Contributor Related Party Entity Subscription Agreement.” A copy of the form of Contributor Related Party Entity Subscription Agreement is attached to this proxy statement/prospectus as Annex P.

Pursuant to the Private Placement Subscription Agreements, Pubco has agreed to use commercially reasonable efforts to file a registration statement registering the resale of the shares purchase by the Subscribers pursuant to the Private Placement Subscription Agreements (at Pubco’s sole cost and expense) within 30 calendar days following the Closing Date and to use commercially reasonable efforts to have such registration statement declared effective as soon as practicable, and in any event no later than 75 calendar days after the Closing Date, subject to an extension in the event of SEC review.

Each Private Placement Subscription Agreement will terminate and be void and of no further force or effect upon the earliest to occur of (i) the termination of the Business Combination Agreement in accordance with its terms, (ii) the date that is twelve months from the date of each such Private Placement Subscription Agreement or (iii) the mutual written agreement of the parties thereto.

After giving effect to the Pubco Warrants, and assuming No Redemptions and, among other things, that neither SPAC, nor Pubco nor the Company enter into any additional financing arrangements after the date hereof and prior to Closing, that all Private Placement Investors fund their commitments as and when required under their Private Placement Subscription Agreements, that Ripple contributes the Contributed XRP as and when required under the Contribution Agreement, that the Closing SPAC Share Price is $10.00, that the Closing XRP Price is $2.36609 (which would be the Closing XRP Price if the Business Combination closed on October 19, 2025), that no shares of Pubco Class A Common Stock are issued pursuant to the Incentive Plan, and neither Ripple nor the Sponsor purchases SPAC Class A Shares in the open market, the Contributor Related Party Entity Subscription Agreement is expected to result in no dilution to Public Shareholders with respect to their ownership of Pubco Class A Common Stock or total Pubco common stock, but is expected to result in dilution of approximately 0.5 percentage points with respect to their ownership of the total combined equity interests of Pubco and the Company on a fully diluted basis (9.2% as compared to 9.7%).

Pubco, the Company and SPAC may seek to raise additional funds through private placement transactions, including “PIPE” transactions, or other forms of capital raising. There can be no assurance as to whether, when or on what terms any such future financings may be conducted.

Domestication

As a condition to Closing, the SPAC Board has unanimously approved a change of SPAC’s jurisdiction of incorporation by de-registering as an exempted company in the Cayman Islands and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware. In accordance with the Plan of Domestication, to effect the SPAC Domestication, SPAC will file an application to de-register with the Cayman Registrar, together with the necessary accompanying documents, and file the Proposed Certificate of Incorporation and a certificate of corporate domestication with the Secretary of State of the State of Delaware, under which SPAC will be domesticated and continue as a Delaware corporation. In connection with the SPAC Domestication and prior to the Business Combination, SPAC will be renamed Arrington Capital SPAC I Inc.

In connection with the SPAC Domestication: (i) each then issued and outstanding Class A ordinary share, par value $0.0001 per share, of SPAC shall convert automatically into one share of Class A common stock, par value $0.0001 per share, of SPAC Delaware; (ii) each then issued and outstanding Class B ordinary share, par value $0.0001 per share, of SPAC shall convert automatically into one share of Class B common stock, par value $0.0001 per share, of SPAC Delaware; (iii) each then issued and outstanding SPAC Warrant shall convert automatically into a warrant to acquire one share of Class A common stock, par value $0.0001 per share, of SPAC Delaware on the same terms as the SPAC Warrant; and (iv) each then issued and outstanding SPAC Unit shall convert automatically into one unit of SPAC Delaware that entitles the holder to one share of Class A common stock, par value $0.0001 per share, of SPAC Delaware and one-half of one SPAC Warrant of SPAC Delaware.

The Domestication Proposal, if approved, will authorize a change of SPAC’s jurisdiction of incorporation from the Cayman Islands to the State of Delaware. Accordingly, while SPAC is currently governed by the Cayman Companies Act, upon the SPAC Domestication, SPAC Delaware will be governed by the DGCL. SPAC encourages shareholders to carefully consult the information set out below under “—Comparison of Shareholder Rights under Applicable Corporate Law Before and After Domestication.”

Lock-Up Agreements

Concurrently with the Closing, Ripple, the Contributor Related Party Entity, the Sponsor, the SPAC and certain Ripple Affiliate Investors (as defined in the Business Combination Agreement) will enter into lock-up agreements (the “Lock-Up Agreements”) with Pubco, pursuant to which such parties will agree that shares of Pubco Class A Common Stock and Pubco Warrants received by them in connection with the Transactions, and any shares of Pubco Class A Common Stock issuable upon the exercise of Pubco Warrants or the conversion or exchange of Pubco Class C Common Stock or Company Units (the “Restricted Securities”), will be locked-up and subject to transfer restrictions, as described below, subject to certain exceptions. Excluding the impact of Pubco Warrants, 19,507,658 shares of Pubco Class A Common Stock (assuming no Redemptions by Public Shareholders), 17,066,776 shares of Pubco Class A Common Stock (assuming 25% Redemptions by Public Shareholders), 14,625,892 shares of Pubco Class A Common Stock (assuming 50% Redemptions by Public Shareholders), 12,185,009 shares of Pubco Class A Common Stock (assuming 75% Redemptions by Public Shareholders) or 9,744,127 shares of Pubco Class A Common Stock (assuming 100% Redemptions by Public Shareholders), will be subject to the lock-up and transfer restrictions described below, subject to certain exceptions. The Restricted Securities will be locked up until the earlier of (a) the Anniversary Release; and (b) the date on which Pubco consummates a liquidation, merger, capital stock exchange, reorganization or other similar transaction after the Closing which results in all of Pubco’s stockholders having the right to exchange their shares of Pubco common stock for cash, securities or other property. The Lock-Up Agreements include customary exceptions to the transfer restrictions, including transfers to affiliates, family members, charitable organizations, and in connection with certain tax or estate planning transactions, provided that the transferee agrees to be bound by the same restrictions for the remainder of the lock-up period. For more information about the Lock-Up Agreements, please see the section entitled “The Transactions—Other Transaction Agreements—Lock-Up Agreements.” A copy of the form of Lock-Up Agreement is attached to this proxy statement/prospectus as Annex G.

Amended and Restated Registration Rights Agreement

Concurrently with the Closing, SPAC, Pubco, the Sponsor and certain securityholders listed therein will enter into the Amended and Restated Registration Rights Agreement (“A&R Registration Rights Agreement”) that will amend and restate the registration rights agreement entered into by SPAC, the Sponsor and certain other securityholders thereto at the time of the SPAC IPO. For more information about the A&R Registration Rights Agreement, please see the section entitled “The Transactions—Other Transaction Agreements—Amended and Restated Registration Rights Agreement.” A copy of the form of A&R Registration Rights Agreement is attached to this proxy statement/prospectus as Annex E.

Pubco estimates that up to an aggregate of approximately 85,216,016 shares of Pubco Class A Common Stock, consisting of (i) 13,026,926 shares of Pubco Class A Common Stock outstanding, 42,769,074 shares of Pubco Class A Common Stock issuable upon conversion of Pubco Class C Common Stock, and 140,000 shares of Pubco Class A Common Stock issuable upon exercise of warrants, in each case held by Sponsor, (ii) 155,000 shares of Pubco Class A Common Stock issuable upon exercise of warrants held by certain SPAC shareholders, (iii) 4,647,857 shares of Pubco Class A Common Stock outstanding held by Contributor, (iv) 1,832,875 shares of Pubco Class A Common Stock outstanding held by the Contributor Related Party Entity, (v) 21,546,963 shares of Pubco Class A Common Stock outstanding held by the Advance Funding Subscribers, and (vi) 1,097,321 shares of Pubco Class A Common Stock outstanding held by the Delayed Funding Subscribers, will be subject to registration rights following the Transactions and the consummation of the Private Placement Investments, assuming, among other things, that neither SPAC, nor Pubco nor the Company enter into any additional financing arrangements after the date hereof and prior to Closing, that no Public Shareholders exercise redemption rights with respect to their Public Shares upon completion of the Transactions, that all Private Placement Investors fund their commitments as and when required under their Private Placement Subscription Agreements, that Ripple contributes the Contributed XRP as and when required under the Contribution Agreement, that the Closing SPAC Share Price is $10.00, that the Closing XRP Price is $2.36609 (which would be the Closing XRP Price if the Business Combination closed on October 19, 2025), that no shares of Pubco Class A Common Stock are issued pursuant to the Incentive Plan, and neither Ripple nor any Private Placement Investor purchases SPAC Class A Shares in the open market.

Tax Receivable Agreement

Concurrently with the Closing, Pubco, the Company and the TRA Parties will enter into a tax receivable agreement (the “Tax Receivable Agreement”), which will provide for, among other things, payment by Pubco to the TRA Parties of 85% of the U.S. federal, state and local income tax savings realized or deemed to be realized by Pubco as a result of the increases in tax basis and certain other tax benefits related to the exchange of units of the Company Surviving Subsidiary for shares of Pubco Class A Common Stock (as more fully described in the Tax Receivable Agreement). For more information about the Tax Receivable Agreement, please see the section entitled “The Transactions—Other Transaction Agreements—Tax Receivable Agreement.” A copy of the form of Tax Receivable Agreement is attached to this proxy statement/prospectus as Annex Q.

Evernorth Holdings Inc. 2025 Omnibus Incentive Plan

Prior to the consummation of the Mergers, Pubco will approve and adopt the Incentive Plan, subject to approval by Pubco’s stockholders prior to the Closing. For more information about the Incentive Plan, please see the section entitled “The Transactions—Other Transaction Agreements—Evernorth Holdings Inc. 2025 Omnibus Incentive Plan.” A copy of the Incentive Plan is attached to this proxy statement/prospectus as Annex R.

Evernorth Holdings Inc. 2025 Employee Stock Purchase Plan

Prior to the consummation of the Mergers, Pubco will approve and adopt the ESPP, subject to approval by Pubco’s stockholders prior to the Closing. For more information about the ESPP, please see the section entitled “The Transactions—Other Transaction Agreements—Evernorth Holdings Inc. 2025 Employee Stock Purchase Plan.” A copy of the ESPP is attached to this proxy statement/prospectus as Annex S.

Merger Consideration

As consideration for the Company Merger:

(1)

Ripple will be entitled to receive one share of Pubco Class A Common Stock for each Company Unit held by Ripple immediately prior to the Company Merger Effective Time, subject to certain limitations imposed on the Contributor Group Holders; and

(2)

All of the Company Merger Sub Units (as defined in the Business Combination Agreement) issued and outstanding immediately prior to the Company Merger Effective Time will be converted into a number of units of the Company Surviving Subsidiary equal to the number of shares of Pubco Class A Common Stock immediately following the Company Merger Effective Time.

By virtue of the SPAC Merger:

(1)

each issued and outstanding SPAC Class A Share (other than (x) treasury shares and (y) shares of holders of SPAC Class A Shares who have exercised their rights of redemption) will be automatically converted into one share of Pubco Class A Common Stock; and

(2)	each issued and outstanding SPAC Class B Share (other than treasury shares) will be automatically converted into one SPAC Class A Share in accordance with the Proposed Certificate of Incorporation.

Ownership of Pubco After the Transactions

The following tables illustrate varying ownership levels in Pubco immediately after completion of the Transactions based on varying levels of redemptions by the Public Shareholders and based on the assumptions noted. The tables and associated discussion all assume that (a) neither SPAC, nor Pubco nor the Company enter into any additional financing arrangements after the date hereof and prior to Closing, (b) Ripple contributes the Contributed XRP as and when required under the Contribution Agreement, (c) all Private Placement Investors fund their commitments as and when required under their Private Placement Subscription Agreements, (d) the Closing SPAC Share Price is $10.00, (e) no shares of Pubco Class A Common Stock are issued pursuant to the Incentive Plan, and (f) neither Ripple nor the Sponsor purchases SPAC Class A Shares in the open market. Should one or more of the assumptions prove incorrect, actual ownership percentages may vary materially from those described in this proxy statement/prospectus as anticipated, believed, estimated, expected or intended.

The two tables below illustrate varying beneficial ownership levels in Pubco immediately upon the Closing, assuming No Redemptions by Public Shareholders, 25% Redemptions by Public Shareholders (5,750,000 Public Shares are redeemed), 50% Redemptions by Public Shareholders (11,500,000 Public Shares are redeemed), 75% Redemptions by Public Shareholders (17,250,000 Public Shares are redeemed) and 100% Redemptions by Public Shareholders (23,000,000 Public Shares are redeemed). In addition to the assumptions above, the two tables below assume a Closing XRP Price of $2.36609 (which would be the Closing XRP Price if the Business Combination closed on October 19, 2025). The first table below excludes the impact of Pubco Warrants, and the second table includes the impact of Pubco Warrants.

Potential ownership of issued and outstanding shares of Pubco Class A Common Stock upon the Closing, excluding the impact of the Pubco Warrants

Pro Forma Ownership	No Redemptions		25% Redemptions		50% Redemptions		75% Redemptions		Maximum Redemptions
	Shares	Percent	Shares	Percent	Shares	Percent	Shares	Percent	Shares	Percent
SPAC Public Shareholders	23,000,000	35.1%	17,250,000	30.1%	11,500,000	23.4%	5,750,000	14.1%	—	—
Sponsor(1)(2)	13,026,926	19.9%	11,396,941	19.9%	9,766,955	19.9%	8,136,969	19.9%	6,506,984	19.9%
Contributor	4,647,857	7.1%	4,066,297	7.1%	3,484,737	7.1%	2,903,177	7.1%	2,321,617	7.1%
Contributor Related Party Entity	1,832,875	2.8%	1,603,538	2.8%	1,374,200	2.8%	1,144,863	2.8%	915,526	2.8%
SBI	19,500,000	29.8%	19,500,000	34.0%	19,500,000	39.7%	19,500,000	47.7%	19,500,000	59.6%
Other Advance Funding Subscribers	2,046,963	3.1%	2,046,963	3.6%	2,046,963	4.2%	2,046,963	5.0%	2,046,963	6.3%
Delayed Funding Subscribers	1,097,321	1.7%	1,097,321	1.9%	1,097,321	2.2%	1,097,321	2.7%	1,097,321	3.4%
Other SPAC Shareholders	310,000	0.5%	310,000	0.5%	310,000	0.6%	310,000	0.8%	310,000	0.9%

Total(3)	65,461,942	100.0%	57,271,060	100.0%	49,080,176	100.0%	40,889,293	100.0%	32,698,411	100.0%

(1)

Includes (i) 50,000,000 shares of Pubco Stock that Sponsor is expected to receive in connection with the Series C Subscription Agreement, and (ii) the forfeiture of 120,000 SPAC Class A Shares, 2,364,000 SPAC Class B Shares and 60,000 SPAC Private Warrants.

(2)

Sponsor will share disposition and voting control of 11,673,710, 10,213,044, 8,752,379, 7,291,714 and 5,831,048 shares of Pubco Class A Common Stock with RippleWorks, a limited partner of the Sponsor, assuming No Redemptions, 25% Redemptions, 50% Redemptions, 75% Redemptions and Maximum Redemptions, respectively. Pursuant to that certain letter agreement dated October 17, 2025 by and between RippleWorks and the Sponsor, RippleWorks has the right to consult with the Sponsor regarding the disposition of shares of Pubco Stock purchased with the RippleWorks Investment and to direct the voting of such shares.

(3)

Share ownership percentages in each redemption scenario are calculated from unrounded share amounts and rounded for presentation; therefore, percentages in a scenario may not total 100.0% due to rounding.

Potential ownership of issued and outstanding shares of Pubco Class A Common Stock upon the Closing, including the impact of the Pubco Warrants

Pro Forma Ownership	No Redemptions		25% Redemptions		50% Redemptions		75% Redemptions		Maximum Redemptions
	Shares	Percent	Shares	Percent	Shares	Percent	Shares	Percent	Shares	Percent
SPAC Public Shareholders	23,000,000	28.0%	17,250,000	23.4%	11,500,000	17.5%	5,750,000	10.0%	—	—
Sponsor(1)(2)	16,330,837	19.9%	14,700,852	19.9%	13,070,866	19.9%	11,440,880	19.9%	9,810,894	19.9%
Contributor	5,826,655	7.1%	5,245,095	7.1%	4,663,535	7.1%	4,081,974	7.1%	3,500,414	7.1%
Contributor Related Party Entity	2,297,731	2.8%	2,068,394	2.8%	1,839,057	2.8%	1,609,720	2.8%	1,380,383	2.8%
SBI	19,500,000	23.8%	19,500,000	26.4%	19,500,000	29.7%	19,500,000	33.9%	19,500,000	39.6%
Other Advance Funding Subscribers	2,046,963	2.5%	2,046,963	2.8%	2,046,963	3.1%	2,046,963	3.6%	2,046,963	4.2%
Delayed Funding Subscribers	1,097,321	1.3%	1,097,321	1.5%	1,097,321	1.7%	1,097,321	1.9%	1,097,321	2.2%
Other SPAC Shareholders	310,000	0.4%	310,000	0.4%	310,000	0.5%	310,000	0.5%	310,000	0.6%
Pubco Warrant Holders	11,655,002	14.2%	11,655,002	15.8%	11,655,002	17.7%	11,655,002	20.3%	11,655,002	23.6%

Total	82,064,509	100.0%	73,873,627	100.0%	65,682,744	100.0%	57,491,860	100.0%	49,300,977	100.0%

(1)

Includes (i) 50,000,000 shares of Pubco Stock that Sponsor is expected to receive in connection with the Series C Subscription Agreement, (ii) the forfeiture of 120,000 SPAC Class A Shares, 2,364,000 SPAC Class B Shares and 60,000 SPAC Private Warrants and (iii) 11,655,002 shares of Pubco Class A Common Stock issuable upon exercise of 11,655,002 Pubco Warrants.

(2)

Sponsor will share disposition and voting control of 14,597,788, 13,140,779, 11,683,769, 10,226,759 and 8,769,750 shares of Pubco Class A Common Stock with RippleWorks, a limited partner of the Sponsor, assuming No Redemptions, 25% Redemptions, 50% Redemptions, 75% Redemptions and Maximum Redemptions, respectively. Pursuant to that certain letter agreement dated October 17, 2025 by and between RippleWorks and the Sponsor, RippleWorks has the right to consult with the Sponsor regarding the disposition of shares of Pubco Stock purchased with the RippleWorks Investment and to direct the voting of such shares.

Dilution

Dilution per share to Public Shareholders is determined by SPAC’s NTBV per share, as adjusted, while excluding the Transactions, while giving effect to material probable or consummated transactions and other material effects on NTBV per share, from the Public Shareholders as set forth as follows under five redemption scenarios.

The following tables illustrate NTBV per share and the change in NTBV per share, as adjusted, following the Closing and giving effect to probable or consummated transactions that are material and other material effects on NTBV per share. These are presented in relation to the offering price per Public Share in the SPAC IPO as set forth as follows under the five redemption scenarios:

	Assuming No Redemptions	Assuming 25% Redemptions	Assuming 50% Redemptions	Assuming 75% Redemptions	Assuming Maximum Redemptions
Offering price of the SPAC Units in the IPO price per unit	$10.00	$10.00	$10.00	$10.00	$10.00
Net tangible book value as of September 30, 2025, as adjusted(1)(2)*	$221,166,632	$164,234,591	$107,302,549	$50,370,508	$(6,561,534)
Total Shares, as adjusted**	29,106,000	23,356,000	17,606,000	11,856,000	6,106,000
Net tangible book value per share, as adjusted	$7.60	$7.03	$6.09	$4.25	$(1.07)
Dilution per share to SPAC Public Shareholders(3)	$2.40	$2.97	$3.91	$5.75	$11.07

	No Redemptions	25% Redemptions	50% Redemptions	75% Redemptions	Maximum Redemptions
*Numerator adjustments
Net tangible assets SPAC	$(10,144,569)	$(10,144,569)	$(10,144,569)	$(10,144,569)	$(10,144,569)
Estimated transaction costs attributed to SPAC	(5,616,965)	(5,616,965)	(5,616,965)	(5,616,965)	(5,616,965)
Reduction in deferred underwriting fee liability and expense reimbursement from redemption(4)	2,300,000	4,025,000	5,750,000	7,475,000	9,200,000
Reclassification of shares subject to redemption to permanent equity(5)	234,628,166	175,971,125	117,314,083	58,657,042	—
As adjusted net tangible book value(1)	$221,166,632	$164,234,591	$107,302,549	$50,370,508	$(6,561,534)

**Denominator adjustments
SPAC Public Shareholders	23,000,000	17,250,000	11,500,000	5,750,000	—
SPAC Class A Shares (Sponsor)	400,000	400,000	400,000	400,000	400,000
SPAC Class A Shares (Others)	310,000	310,000	310,000	310,000	310,000
SPAC Class B Shares(6)	7,880,000	7,880,000	7,880,000	7,880,000	7,880,000
Shares to be surrendered by Sponsor(7)	(2,484,000)	(2,484,000)	(2,484,000)	(2,484,000)	(2,484,000)

As adjusted SPAC shares outstanding	29,106,000	23,356,000	17,606,000	11,856,000	6,106,000

(1)	NTBV is calculated as total assets minus total liabilities and SPAC Class A Shares subject to redemption as of September 30, 2025, as adjusted.
(2)

NTBV is adjusted for (i) reclassification of unredeemed shares to permanent equity at different levels of redemptions to Public Shareholders at the $10.20 per share redemption price as of September 30, 2025 and (ii) transaction costs that have not been recorded on SPAC’s financial statements as of September 30, 2025, which will have an impact on the calculation of NTBV upon the Closing.

(3)	Dilution is calculated by subtracting the NTBV per share as of September 30, 2025, as adjusted, from the $10.00 SPAC IPO per share price for the Public Shares.

(4)

Reflects the reduction of underwriting fee liability due to redemptions. Also includes the expense reimbursement from underwriters for up to $2,300,000, which such amount is decreased by $0.10 for every SPAC Common Share for which a SPAC public shareholder exercises its redemption right pursuant to the letter agreement SPAC entered into with CCM and Northland, as representatives of the underwriters from the IPO on September 9, 2025.

(5)

Based on the assets held in the Trust Account as of September 30, 2025 of $234,628,166 and assuming a redemption price of $10.20 per share, which was the approximate per share redemption price as of September 30, 2025.

(6)

Consists of SPAC Class B Shares held by the Sponsor. The Sponsor is expected to transfer 10,000 SPAC Class B Shares to each of Richard Danis, Lindy Key, and Ron Palmeri, each members of the SPAC Board, prior to the closing of the Business Combination.

(7)

Pursuant to the Sponsor Support Agreement, the Sponsor agreed to forfeit for no consideration 120,000 SPAC Class A Shares, 2,364,000 SPAC Class B Shares immediately prior to the SPAC Merger Effective Time.

SPAC issued SPAC Units in the SPAC IPO, each consisting of one Public Share and one-half of one SPAC Public Warrant, at $10.00 per share. After giving effect to the issuance of the SPAC Units in the SPAC IPO and the 7,880,000 SPAC Class B Shares issued to the Sponsor, there were 23,710,000 SPAC Common Shares issued and outstanding. In connection with the Transactions, assuming its consummation in accordance with the Business Combination Agreement, immediately after the Closing, Pubco is expected to have outstanding an additional 65,461,942 shares of Pubco Class A Common Stock. These shares outstanding also assume, among other things, that neither SPAC, nor Pubco nor the Company enter into any additional financing arrangements after the date hereof and prior to Closing, that no Public Shareholders exercise redemption rights with respect to their Public Shares upon completion of the Transactions, that all Private Placement Investors fund their commitments as and when required under their Private Placement Subscription Agreements, that Ripple contributes the Contributed XRP as and when required under the Contribution Agreement, that the Closing SPAC Share Price is $10.00, that the Closing XRP Price is $2.36609 (which would be the Closing XRP Price if the Business Combination closed on October 19, 2025), that no shares of Pubco Class A Common Stock are issued pursuant to the Incentive Plan, and neither Ripple nor the Sponsor purchases SPAC Class A Shares in the open market. The tabular disclosure includes presentations of information at various illustrative redemption levels consistent with the “No Redemptions,” “25% Redemptions,” “50% Redemptions,” “75% Redemptions” and “100% Redemptions” scenarios further described in the section of this proxy statement/prospectus entitled “Unaudited Pro Forma Condensed Combined Financial Information.”

For purposes of Item 1604(c)(1) of Regulation S-K, Pubco would have a total of 65,461,942 shares of Pubco Class A Common Stock outstanding immediately after giving effect to the Transactions under the No Redemptions scenario based on the assumptions set forth in the preceding paragraph and as further described above. Where there are no redemptions of Public Shares prior to the Closing, SPAC valuation is based on the $10.00 issuance price per Public Share in the SPAC IPO and is therefore calculated as: $10.00 (SPAC per share SPAC IPO price) multiplied by 31,590,000 shares, or $315,900,000. The following table illustrates the valuation at the $10.00 issuance price per share in the SPAC IPO for each redemption scenario:

	Assuming No Redemptions	Assuming 25% Redemptions	Assuming 50% Redemptions	Assuming 75% Redemptions	Assuming 100% Redemptions
Public Shares outstanding post Transactions	23,000,000	17,250,000	11,500,000	5,750,000	—
Advance Funding Subscribers shares outstanding post Transactions	21,546,963	21,546,963	21,546,963	21,546,963	21,546,963
Delayed Funding Subscribers shares outstanding post Transactions	1,097,321	1,097,321	1,097,321	1,097,321	1,097,321
Sponsor shares outstanding post Transactions	13,026,926	11,396,941	9,766,955	8,136,969	6,506,984
Contributor shares outstanding post Transactions	4,647,857	4,066,297	3,484,737	2,903,177	2,321,617
Contributor Related Party Entity shares outstanding post Transactions	1,832,875	1,603,538	1,374,200	1,144,863	915,526
Others shares outstanding post Transactions	310,000	310,000	310,000	310,000	310,000

Total shares of Pubco Class A Common Stock outstanding post Transactions	65,461,942	57,271,060	49,080,176	40,889,293	32,698,411

Total valuation of Pubco Class A Common Stock based on $10.00 issuance price per share	$654,619,420.00	$572,710,600.00	$490,801,760.00	$408,892,930.00	$326,984,110.00

The foregoing required disclosure is not a guarantee that the trading price of Pubco Class A Common Stock will not be below the offering price in the SPAC IPO, nor is the required disclosure a guarantee that Pubco will attain any of the levels of valuation presented.

The above discussion and table are based on 31,590,000 SPAC Common Shares outstanding on September 30, 2025.

The above discussion and table also exclude potential dilutive effects associated with instruments that are not automatically convertible and are expected to remain outstanding upon the consummation of the Transactions:

	No Redemptions	25% Redemptions	50% Redemptions	75% Redemptions	Maximum Redemptions
SPAC Public Warrants	11,500,002	11,500,002	11,500,002	11,500,002	11,500,002
SPAC Private Warrants (Sponsor)	140,000	140,000	140,000	140,000	140,000
SPAC Private Warrants (Others)	155,000	155,000	155,000	155,000	155,000
The Incentive Plan	—	—	—	—	—
Conversion of Working Capital Loan	—	—	—	—	—

The aforementioned equity issuances are not the only sources of potential dilution to the relative ownership percentage associated with shares of Pubco Class A Common Stock held by non-redeeming Public Shareholders after the Closing; any additional equity and equity-linked issuances by Pubco may result in additional dilution to

Public Shareholders’ percentage ownership in Pubco, potentially significantly, and may have other effects, as described above and as further described in the “Risk Factors” section of this proxy statement/prospectus.

All of the relative percentages above are for illustrative purposes only and are based upon certain assumptions as described above. Should one or more of the assumptions prove incorrect, actual ownership percentages may vary materially from those described in this proxy statement/prospectus as anticipated, believed, estimated, expected or intended. See “Unaudited Pro Forma Condensed Combined Financial Information.”

Organizational Structure

Prior to the Transactions

The following simplified diagrams illustrate the ownership structures of SPAC, Pubco and the Company before the consummation of the Business Combination:

SPAC

Public Shareholders
Sponsor
Other Shareholders
97.0% Class A Common Shares
1.7% Class A Common Shares
100% Class B Common Shares
1.3% Class A Common Shares
SPAC

Pubco and the Company

Contributor
100% Shares
100% Units
Company
Pubco
100% Shares
100% Units
SPAC Merger Sub
Company Merger Sub

Following the Transactions

The following simplified diagram illustrates the ownership structure of Pubco immediately following the consummation of the Business Combination, assuming no redemptions and including the impact of the Pubco Warrants:

Note: Each holder of Pubco Class A Common Stock and Pubco Class B Common Stock is entitled to one vote for each share held of record as of the record date on all matters voted on by stockholders, including the election of directors. Holders of Pubco Class C Common Stock will not be entitled to vote on any matters voted on by stockholders, except as required by the NRS, on any amendment to the Amended and Restated Pubco Charter that would change the powers, preferences or rights of the holders of shares of Pubco Class C Common Stock in a manner that is disproportionately adverse to the Pubco Class C Common Stock as compared to the Pubco

Class A Common Stock or the Pubco Class B Common Stock, and any change to the maximum ownership restriction applicable to the Pubco Class C Common Stock in the Amended and Restated Pubco Charter. For more information, see “Description of Pubco Securities—Pubco Stock—Voting Rights.”

The following simplified diagram illustrates the ownership structure of the Company immediately following the consummation of the Business Combination, assuming no redemptions and including the impact of the Pubco Warrants:

Note: As the sole managing member of the Company, Pubco will control all of the Company’s affairs and decision-making, and, through its officers and directors, Pubco will be responsible for the Company’s operational and administrative decisions and the day-to-day management of its business. Under the Company A&R LLCA, the other members and other holders of Company Units hold units that provide economic rights but, except as expressly provided in the Company A&R LLCA, do not have the power or authority to vote on, approve or consent to any matter or action taken by the Company (notwithstanding any provision of the DLLCA). For more information, see “Certain Relationships and Related Party Transactions—Pubco’s Relationships and Related Party Transactions—Company A&R LLCA.”

For additional information on the assumptions underlying our assessment of post-Closing ownership and voting percentages, please refer to “Beneficial Ownership of Securities.”

Board of Directors and Executive Officers of Pubco Following the Transactions

As of the date of this proxy statement/prospectus, the sole director of Pubco is Asheesh Birla. Following Closing, the current director of Pubco will remain on the Pubco Board as a director of Pubco and the Pubco Board will consist of five persons, with at least three of them qualifying as independent directors under applicable securities exchange rules.

The following individuals will be nominated for election to the Pubco Board immediately following Closing:

Name	Position
Asheesh Birla	Chief Executive Officer, Secretary and Director
Stuart Alderoty	Director
Director
Director
Director

Immediately following Closing, the executive officers of Pubco will be as follows:

Name	Position
Asheesh Birla	Chief Executive Officer
Matthew Frymier	Chief Financial Officer
Sagar Shah	Chief Business Officer
Jessica Jonas	Chief Legal Officer
Megumi Nakamura	Chief Operating Officer

For more information, see the section of this proxy statement/prospectus entitled “Management of Pubco Following the Transactions.”

Date, Time and Place of the Extraordinary General Meeting of SPAC shareholders

The Extraordinary General Meeting will be held on    , 2026 at    a.m., Eastern Time, at    and virtually via live webcast on the Internet at    , where you will be able to attend, vote your shares and submit questions during the Extraordinary General Meeting.

You or your proxyholder will be able to attend and vote at the Extraordinary General Meeting by visiting and using a control number assigned by Continental Stock Transfer & Trust Company. To register and receive access to the Extraordinary General Meeting, registered shareholders and beneficial owners (those holding shares through a stock brokerage account or by a bank or other holder of record) will need to follow the instructions applicable to them provided in this proxy statement/prospectus. You will need the voter control number included on your proxy card in order to be able to vote your shares or submit questions during the Extraordinary General Meeting. If you do not have a voter control number, you will be able to listen to the Extraordinary General Meeting only and you will not be able to vote or submit questions during the Extraordinary General Meeting.

Voting Power; Record Date

SPAC shareholders will be entitled to vote or direct votes to be cast at the Extraordinary General Meeting if they owned SPAC Common Shares at the close of business on    , 2026, which is the Record Date for the Extraordinary General Meeting. SPAC shareholders are entitled to one vote on each Proposal they are entitled to vote on at the Extraordinary General Meeting for each SPAC Common Share held as of the Record Date. Pursuant to the Cayman Companies Act and the SPAC Charter, only the holders of the SPAC Class B Shares are entitled to vote on the Domestication Proposal. All holders of SPAC Common Shares are entitled to vote on the Merger Proposal, the Business Combination Proposal, the Advisory SPAC Delaware Documents Proposals, the Advisory Organizational Documents Proposals and the Adjournment Proposal. If you hold your shares in “street name,” which means your shares are held of record by a broker, bank or nominee, you should contact your broker, bank or nominee to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you must provide the broker, bank or nominee with instructions on how to vote your shares or, if you wish to attend the Extraordinary General Meeting and vote, obtain a “legal proxy” from your broker, bank or nominee.

As of the close of business on the Record Date, there were 31,590,000 SPAC Common Shares issued and outstanding, consisting of 23,710,000 SPAC Class A Shares (including 23,000,000 Public Shares ) and 7,880,000 SPAC Class B Shares (all of which were held by the Sponsor).

Quorum and Vote of SPAC Shareholders

A quorum of SPAC’s shareholders is necessary to hold a valid meeting. The presence, in person or, in the case of a corporation or other non-natural person, by duly authorized representative (including virtually) or by proxy, of one or more shareholders holding at least one-third of the issued and outstanding SPAC Common Shares constitutes a quorum at the Extraordinary General Meeting.

The approval of each of the Business Combination Proposal and the Adjournment Proposal requires an ordinary resolution, being the affirmative vote of at least a simple majority of the votes cast by the holders of the issued SPAC Common Shares, voting together as a single class, who are present in person (including virtually) or represented by proxy and entitled to vote on the respective proposal at the Extraordinary General Meeting. The approval of each of the Merger Proposal and the Domestication Proposal requires a special resolution, being the affirmative vote of at least two-thirds of the votes cast by the holders of the issued SPAC Common Shares, voting together as a single class, who are present in person (including virtually) or represented by proxy and entitled to vote on the respective Proposal at the Extraordinary General Meeting. SPAC shareholders are also being asked to approve, as an ordinary resolution on a non-binding advisory basis, each of the Advisory SPAC Delaware Documents Proposals and the Advisory Organizational Documents Proposals. Although the SPAC Board is asking SPAC shareholders to approve each of the Advisory SPAC Delaware Documents Proposals and the Advisory Organizational Documents Proposals on a non-binding advisory basis, regardless of the outcome of the non-binding advisory vote on each of the Advisory SPAC Delaware Documents Proposals and the Advisory Organizational Documents Proposals, the Transactions will be completed if the Business Combination Proposal, the Merger Proposal and the Domestication Proposal are approved. Pursuant to the Cayman Companies Act and the SPAC Charter, only the holders of the SPAC Class B Shares are entitled to vote on the Domestication Proposal. All holders of SPAC Common Shares are entitled to vote on the Merger Proposal, the Business Combination Proposal, the Advisory SPAC Delaware Documents Proposals, the Advisory Organizational Documents Proposals and the Adjournment Proposal.

Redemption Rights

Pursuant to the SPAC Charter, a holder of Public Shares that is not the Sponsor, a Founder, Officer or Director (as each such term is defined in the SPAC Charter) may request that SPAC redeem all or a portion of such holder’s Public Shares for cash if the Transactions are consummated. As a holder of Public Shares, you will be entitled to receive cash for any Public Shares to be redeemed only if you:

(i)

(A) hold Public Shares; or (B) hold Public Shares through SPAC Units and elect to separate your SPAC Units into the underlying Public Shares and SPAC Public Warrants prior to exercising your redemption rights with respect to the Public Shares;

(ii)

submit a written request to the Transfer Agent, including the legal name, phone number and address of the beneficial owner of the Public Shares for which redemption is requested, that SPAC redeems all or a portion of your Public Shares for cash; and

(iii)	deliver your share certificates for Public Shares (if any) along with any other applicable redemption forms to the Transfer Agent, physically or electronically through DTC.

Holders must complete the procedures for electing to have their Public Shares redeemed in the manner described above and in accordance with the SPAC Charter prior to 5:00 p.m., Eastern Time, on    , 2026 (two Business Days prior to the initially scheduled date of the Extraordinary General Meeting), or any later time and/or date specified by the SPAC Board in accordance with the SPAC Charter, in order to properly exercise their redemption rights. If SPAC is not able to complete the Business Combination within the Combination Period, SPAC may seek to amend the provisions of the SPAC Charter to extend the time it has to complete a Business Combination, and SPAC will provide the Public Shareholders, other than the Sponsor, a Founder, Officer or Director (as each such term is defined in the SPAC Charter), with the opportunity to redeem their Public Shares upon the effectiveness of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the Trust Account (which interest shall be net of taxes payable), divided by the number of Public Shares then in issue, subject to applicable law.

Public Shareholders may elect to have their Public Shares redeemed, regardless of if or how they vote in respect of the Business Combination Proposal, and regardless of whether they hold Public Shares on the Record Date. If the Mergers are not consummated, the Public Shares will be returned to the respective holder, broker or bank. If the Mergers are consummated, and if a Public Shareholder properly exercises its redemption rights with respect to all or a portion of the Public Shares that it holds and timely delivers its share certificates (if any) and other redemption forms (as applicable) to the Transfer Agent, then at the SPAC Merger Effective Time, such Public Shares will automatically be canceled and cease to exist and will thereafter represent only the right to receive a per-share price, payable in cash, equal to the pro rata portion of the aggregate amount then on deposit in the Trust Account calculated in accordance with the SPAC Charter. For illustrative purposes, based on funds in the Trust Account of approximately $    million as of    , the Record Date, the estimated per share redemption price would have been approximately $    , including additional interest earned on the funds held in the Trust Account and not previously released to SPAC. If a Public Shareholder exercises its redemption rights in full, then it will be electing to exchange its Public Shares for cash and will no longer own Public Shares.

Any request for redemption, once made by a Public Shareholder, may not be withdrawn following the Redemption Deadline, unless the SPAC Board determines (in its sole discretion) to permit such withdrawal of a redemption request (which it may do in whole or in part).

Any corrected or changed written exercise of redemption rights must be received by the Transfer Agent prior to the Redemption Deadline, and, following such deadline, with SPAC’s consent, prior to the Extraordinary General Meeting. No request for redemption will be honored unless the Public Shareholder’s shares have been delivered (either physically or electronically through DTC) to the Transfer Agent by the Redemption Deadline.

See the section of the accompanying proxy statement/prospectus entitled “Extraordinary General Meeting of SPAC Shareholders—Redemption Rights” for a detailed description of the procedures to be followed if you wish to have your Public Shares redeemed. For a discussion of the potential dilutive impact of Redemptions on non-redeeming shareholders, see the section of the accompanying proxy statement/prospectus entitled “Questions and Answers about the Proposals—Q: What happens if a substantial number of Public Shareholders vote in favor of the Business Combination Proposal and exercise their redemption rights”.

Notwithstanding the foregoing, a Public Shareholder, together with any affiliate of such Public Shareholder or any other person with whom such Public Shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended), will be restricted from having its Public Shares redeemed with respect to more than an aggregate of 20% of the Public Shares. Accordingly, if a Public Shareholder, alone or acting in concert or as a group, seeks redemption of more than 20% of the Public Shares, then any such shares in excess of that 20% limit would not be redeemed for cash.

The Sponsor and each director and officer of SPAC have agreed to waive their redemption rights in connection with the Closing with respect to any SPAC Common Shares held by them. As of the Record Date, the Sponsor owns approximately 26.2% of the issued and outstanding SPAC Common Shares.

Appraisal Rights and Dissenters’ Rights

Under section 238 of the Cayman Companies Act, shareholders of a Cayman Islands company ordinarily have dissenters’ rights with respect to a statutory merger that occurs under that legislation. The Cayman Companies Act prescribes when shareholder dissenters’ rights will be available and sets the limitations on such rights. Where such rights are available, shareholders are entitled to receive fair value for their shares. However, as the SPAC Merger will occur after the SPAC Domestication has been completed and pursuant to the DGCL, those provisions of the Cayman Companies Act will not apply. Accordingly, neither holders of SPAC Common Shares nor holders of SPAC Warrants have appraisal rights or dissenters’ rights in respect of such securities with respect to the Transactions under the Cayman Companies Act. Additionally, as the SPAC Merger is being effected by SPAC Delaware and will be authorized pursuant to and in accordance with Section 388 of the DGCL, such holders will not have appraisal rights under the DGCL in respect of the SPAC Merger. Holders of record of Public Shares are still entitled to exercise the rights of redemption as detailed in this proxy statement/prospectus and the SPAC Board has determined that the redemption proceeds payable to holders of record of Public Shares who exercise such redemption rights represent the fair value of those shares. See the sections titled “The Domestication Proposal—Appraisal Rights and Dissenters’ Rights” and “The Merger Proposal—Appraisal Rights and Dissenters’ Rights” for additional information.

Proxy Solicitation

Proxies may be solicited by mail, telephone or in person. SPAC has engaged Georgeson LLC (“Georgeson”) as the proxy solicitor to assist in the solicitation of proxies. SPAC’s directors and officers may also solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. SPAC will ask banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of SPAC Class A Shares to forward soliciting materials to beneficial owners of SPAC Class A Shares and to obtain voting instructions from those owners.

If a SPAC shareholder grants a proxy, it may still vote its shares itself if it revokes its proxy before the Extraordinary General Meeting. A SPAC shareholder may also change its vote by submitting a later-dated proxy as described in the section of this proxy statement/prospectus entitled “Extraordinary General Meeting of SPAC Shareholders—Revoking Your Proxy.”

Interests of the Sponsor and SPAC’s Directors and Officers in the Transactions

When you consider the recommendation of the SPAC Board in favor of approval of the Business Combination Proposal and the other proposals, you should keep in mind that the Sponsor and certain of SPAC’s directors and officers have interests in such proposals that are different from, or in addition to, those of SPAC’s shareholders and holders of SPAC Public Warrants generally. In particular:

•

The Sponsor purchased from the Original Sponsor for an aggregate of $6,600,000 7,880,000 Founder Shares, 400,000 SPAC Class A Shares and 200,000 SPAC Private Warrants. Certain of SPAC’s officers and directors have an indirect economic interest in such shares and warrants through their membership interest in the Sponsor. Assuming a trading price of $     per Founder Share and $    per SPAC Private Warrant (based upon the respective closing prices of the SPAC Class A Shares and the SPAC Public Warrants on Nasdaq on     , 2026, the most recent practicable date prior to the date of this proxy statement/prospectus), the 7,880,000 Founder Shares, 400,000 SPAC Class A Shares and 200,000 SPAC Private Warrants, in each case if unrestricted and freely tradable, would have an implied aggregate market value of $     million. However, given the shares of Pubco Class A Common Stock that will be received in exchange for such Founder Shares or upon exercise of the Pubco Warrants will be subject to lockup restrictions, SPAC believes such shares have less value. Even if the trading price of the Public Shares were as low as $     per share, the aggregate market value of the Founder Shares alone (without taking into account the value of the SPAC Private Warrants) would be approximately equal to the initial investment in SPAC by the Sponsor.

•	In addition, the Sponsor agreed to, immediately prior to the Company Merger Effective Time, forfeit 120,000 SPAC Class A Shares, 2,364,000 SPAC Class B Shares and 60,000 SPAC Private Warrants.

After the Sponsor’s remaining SPAC Class B Shares are automatically converted to SPAC Class A Shares immediately prior to the SPAC Merger Effective Time, the Sponsor’s remaining SPAC Class A Shares will automatically convert into Pubco Class A Common Stock and its remaining SPAC Private Warrants into Pubco Warrants at the SPAC Merger Effective Time. Accordingly, following the Closing, the Sponsor will hold no more than 5,796,000 shares of Pubco Class A Common Stock and 140,000 Pubco Warrants from the exchange of its equity interests in the SPAC. Accordingly, following the Closing, the Sponsor will hold no more than 5,796,000 shares of Pubco Class A Common Stock and 140,000 Pubco Warrants from the exchange of its equity interests in the SPAC. As a result, if the Transactions are completed and the Sponsor forfeits the minimum number of shares of Pubco Class A Common Stock, even if the trading price of the Pubco Class A Common Stock were as low as $    per share, the aggregate market value of the Pubco Class A Common Stock received in exchange for the Founder Shares and not forfeited, alone (without taking into account the value of the SPAC Private Warrants), would be approximately equal to the initial investment in SPAC by the Sponsor. If the trading price is greater than $    , the Sponsor is likely to be able to make a substantial profit on its investment in SPAC at a time when the SPAC Class A Shares and SPAC Public Warrants have lost significant value. On the other hand, if the Transactions are not approved and SPAC is unable to complete another business combination within 18 months from the consummation of the IPO or such later time as the holders of SPAC Common Shares may approve by special resolution in accordance with the SPAC Charter (the “Combination Period”), the 7,880,000 Founder Shares, 400,000 SPAC Class A Shares and 200,000 SPAC Private Warrants purchased by the Sponsor from the Original Sponsor for an aggregate purchase price of $6,600,000 will be worthless, and Sponsor will lose its entire investment in SPAC. Accordingly, the economic interests of the Sponsor diverge from the economic interests of holders of the Public Shares.

•

As of the date hereof, the Sponsor is the record holder of 7,880,000 SPAC Class B Shares and 400,000 SPAC Class A Shares and 200,000 SPAC Private Warrants. J. Michael Arrington, a member of the SPAC Board, is the sole managing member of Arrington Capital Management, LLC, which is the general partner of the Sponsor. As of the date hereof, J. Michael Arrington is deemed to hold voting and dispositive control over the securities held directly by the Sponsor. J. Michael Arrington disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest he may have therein, directly or indirectly. Each of Mr. Arrington, Taryn Naidu, Chief Executive Officer of SPAC and member of the SPAC Board, Kyle Horton, Chief Financial Officer of SPAC, and Ronald Palmeri, a member of the SPAC Board, owns limited partner interests in the Sponsor and through them has an indirect interest in the Founder Shares, the SPAC Class A Shares and the SPAC Private Warrants and compensation the Sponsor receives in connection with the Transactions. In addition, the Sponsor is expected to transfer 10,000 SPAC Class B Shares to each of Richard Danis, Lindy Key, and Ronald Palmeri, each members of the SPAC Board, prior to the closing of the Business Combination.

•

In addition to the compensation to be received by the Sponsor and its affiliates referred to above, RippleWorks made the RippleWorks Investment that is subject to the Sponsor’s obligation to invest all of the RippleWorks Token Investment in shares of Pubco pursuant to the Series C Subscription Agreement. RippleWorks may withdraw the RippleWorks Investment if the Business Combination is not consummated. The Sponsor will receive a customary annual management fee in connection with its management of the RippleWorks Investment. RippleWorks is a limited partner in the Sponsor and, prior to the RippleWorks Investment held, and after the execution of the Business Combination Agreement holds, a majority of the limited partner interests in the Sponsor. Prior to the RippleWorks Investment, RippleWorks was entitled to only customary limited partner information and approval rights in the Sponsor. In connection with the RippleWorks Investment, the Sponsor and RippleWorks entered into a letter agreement dated October 17, 2025 pursuant to which Sponsor agreed to consult with RippleWorks on any decisions directly related to the disposition or voting of Pubco Stock purchased under the Series C Subscription Agreement and to vote such shares as directed by

RippleWorks. Chris Larsen, co-founder and Executive Chairman of Ripple, is also a co-founder and member of the board of directors of RippleWorks.

•	The Sponsor and SPAC’s directors and officers shall not redeem any of the SPAC Common Shares held by them pursuant to the SPAC Charter.

•

The Sponsor and SPAC’s officers and directors have agreed to waive their rights to liquidating distributions from the Trust Account with respect to the SPAC Common Shares (other than Public Shares) held by them if SPAC fails to consummate an initial business combination within the Combination Period.

•	The Sponsor and SPAC’s officers and certain directors may lose their entire investment in SPAC if a business combination is not consummated within the Combination Period.

•

The Sponsor has agreed that it will be liable to SPAC if and to the extent any claims by a third party for services rendered or products sold to SPAC, or a prospective target business with which SPAC has entered into a written letter of intent, confidentiality or other similar agreement or business combination agreement (except for SPAC’s independent registered public accounting firm), reduce the amount of funds in the Trust Account to below (i) $10.05 per Public Share or (ii) such lesser amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the trust assets, in each case, net of the amount of interest earned on the property in the Trust Account which may be withdrawn to pay taxes, provided that such liability will not apply to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account nor will it apply to any claims under SPAC’s indemnity of the underwriters of the SPAC IPO against certain liabilities, including liabilities under the Securities Act.

•

SPAC’s existing officers and directors will be eligible for continued indemnification and continued coverage under a tail directors’ and officers’ liability insurance policy for up to a six-year period from and after the Closing for events occurring prior to the Closing, which tail policy is to be paid for by Pubco at the Closing pursuant to the Business Combination Agreement. If the Transactions do not close, SPAC’s officers and directors may not receive this tail insurance coverage.

•

Pursuant to the A&R Registration Rights Agreement, the Sponsor will have customary registration rights, including demand and piggy-back rights, subject to cooperation and cut-back provisions with respect to the Pubco Class A Common Stock and Pubco Warrants held by it following the consummation of the Business Combination.

•

The SPAC Charter provides that, to the fullest extent permitted by applicable law: (i) none of the Sponsor or any individual serving as a director or an officer shall have any duty, except and to the extent expressly assumed by contract, to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as SPAC; and (ii) SPAC renounces any interest or expectancy in, or in being offered an opportunity to participate in, any potential transaction or matter which (a) may be a corporate opportunity for the Sponsor or any director or officer, on the one hand, and SPAC, on the other or (b) the presentation of which would breach an existing legal obligation of the Sponsor or any director or officer to any other entity; and (iii) except to the extent expressly assumed by contract, none of the Sponsor or any director or officer will have any duty to communicate or offer any such corporate opportunity to SPAC and shall not be liable to SPAC or its shareholders for breach of any fiduciary duty as a shareholder, director and/or officer solely by reason of the fact that such party pursues or acquires such corporate opportunity for itself, himself or herself, directs such corporate opportunity to another person, or does not communicate information regarding such corporate opportunity to SPAC. In the course of their other business activities, SPAC’s officers and directors may have, or may become aware of, other investment and business opportunities which may be appropriate for presentation to SPAC as well as the other entities with which they are affiliated.

SPAC’s management has pre-existing fiduciary duties and contractual obligations and if there is a conflict of interest in determining to which entity a particular business combination opportunity should be presented, any pre-existing fiduciary obligation will be presented the business combination opportunity before SPAC is presented with it. SPAC does not believe that the pre-existing fiduciary duties or contractual obligations of its officers and directors materially impacted its search for an acquisition target.

•

The Sponsor agreed that the shares of Pubco Class A Common Stock and Pubco Warrants received by it in connection with the SPAC Merger, and any shares of Pubco Class A Common Stock issuable upon the exercise of Pubco Warrants, will be locked-up and subject to transfer restrictions, until the earlier of (i) the Anniversary Release and (ii) the date on which Pubco consummates a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all Pubco stockholders having the right to exchange their shares of Pubco common stock for cash, securities or other property. The Lock-Up Agreements include customary exceptions to the transfer restrictions, including transfers to affiliates, family members, charitable organizations, and in connection with certain tax or estate planning transactions, provided that the transferee agrees to be bound by the same restrictions for the remainder of the lock-up period. Shares of Pubco Class A Common Stock received in connection with the Private Placement Investments will not be subject to the lock-up.

•

On October 19, 2025, concurrently with the execution of the Business Combination Agreement, the Sponsor entered into the Series C Subscription Agreements, as detailed in the section entitled “Certain Relationships and Related Party Transactions—SPAC’s Relationships and Related Party Transactions.” As a result, if the Transactions are completed, the Sponsor will receive Pubco Class A Common Stock in exchange for its investments, which may increase in value following the completion of the Transactions. On the other hand, if the Transactions are not approved or, notwithstanding approval, are not completed, the Series C Subscription Agreements will terminate in accordance with their terms, the cash or contributed XRP will be returned in the manner prescribed by the Series C Subscription Agreement, and the Sponsor will not receive Pubco Class A Common Stock or the potential upside benefits of ownership thereof.

•

The Sponsor is expected to transfer 10,000 SPAC Class B Shares to each of the independent members of the SPAC Board, Richard Danis, Lindy Key, and Ronald Palmeri, prior to the closing of the Business Combination.

Consideration Received by the Sponsor and its Affiliates

The compensation to be received by the Sponsor and its affiliates upon the consummation of the Business Combination (excluding any consideration from participation in the Private Placement Investments) is: (i) up to 5,796,000 shares of Pubco Class A Common Stock to be issued in exchange for the same number of Founder Shares and (ii) up to 140,000 Pubco Warrants to be issued in exchange for the same number of SPAC Private Warrants, each of which entitles the holder of such warrant to purchase one share of Pubco Class A Common Stock at a price of $11.50 per share as set forth in the Pubco Warrant Agreement. In addition to the exchanges described in the preceding sentence, the Sponsor agreed to, immediately prior to the Company Merger Effective Time, forfeit the interests it holds in SPAC that would otherwise remain after such exchanges, consisting of 120,000 SPAC Class A Shares, 2,364,000 SPAC Class B Shares and 60,000 SPAC Private Warrants.

The Sponsor purchased 7,880,000 Founder Shares, 400,000 SPAC Class A Shares and 200,000 SPAC Private Warrants from the Original Sponsor for an aggregate purchase price of $6,600,000. Assuming a trading price of $    per Founder Share and $    per SPAC Private Warrant (based upon the respective closing prices of the SPAC Class A Shares and the SPAC Public Warrants on Nasdaq on    , 2026, the most recent practicable date prior to the date of this proxy statement/prospectus), the 7,880,000 Founder Shares,

400,000 SPAC Class A Shares and 200,000 SPAC Private Warrants, in each case if unrestricted and freely tradable, would have an implied aggregate market value of $    million.

In addition to the compensation to be received by the Sponsor and its affiliates referred to above, RippleWorks made the RippleWorks Investment that is subject to the Sponsor’s obligation to invest all of the RippleWorks Token Investment in shares of Pubco pursuant to the Series C Subscription Agreement. RippleWorks may withdraw the RippleWorks Investment if the Business Combination is not consummated. The Sponsor will receive a customary annual management fee in connection with its management of the RippleWorks Investment. RippleWorks is a limited partner in the Sponsor and, prior to the RippleWorks Investment held, and after the execution of the Business Combination Agreement holds, a majority of the limited partner interests in the Sponsor. Prior to the RippleWorks Investment, RippleWorks was entitled to only customary limited partner information and approval rights in the Sponsor. In connection with the RippleWorks Investment, the Sponsor and RippleWorks entered into a letter agreement dated October 17, 2025 pursuant to which Sponsor agreed to consult with RippleWorks on any decisions directly related to the disposition or voting of Pubco Stock purchased under the Series C Subscription Agreement and to vote such shares as directed by RippleWorks. Chris Larsen, co-founder and Executive Chairman of Ripple, is also a co-founder and member of the board of directors of RippleWorks.

Set forth below is a summary of the price paid and the amount of compensation and securities received or to be received by the Sponsor and its affiliates in connection with the Business Combination and related transactions:

	Price Paid	Securities to Be Received	Other Compensation
Sponsor	The Sponsor purchased from the Original Sponsor for an aggregate of $6,600,000, 7,880,000 Founder Shares, 400,000 SPAC Class A Shares and 200,000 SPAC Private Warrants. (1)(2)	5,796,000 shares of Pubco Class A Common Stock, to be issued in exchange for the same number of Founder Shares. (3)	The Sponsor will receive a customary annual management fee in connection with its management of the RippleWorks Investment following the Closing.

140,000 Pubco Warrants, to be issued in exchange for 140,000 SPAC Private Warrants.

(1)

The Sponsor agreed to, immediately prior to the Company Merger Effective Time, forfeit the interests it holds in SPAC that would otherwise remain after the Company Merger Effective Time, consisting of 120,000 SPAC Class A Shares, 2,364,000 SPAC Class B Shares and 60,000 SPAC Private Warrants. Assuming a trading price of $    per Founder Share and $    per SPAC Private Warrant (based upon the respective closing prices of the SPAC Class A Shares and the SPAC Public Warrants on Nasdaq on    , 2025, the most recent practicable date prior to the date of this proxy statement/prospectus), the 7,880,000 Founder Shares, 400,000 SPAC Class A Shares and 200,000 SPAC Private Warrants, in each case if unrestricted and freely tradable, would have an implied aggregate market value of $     million.

(2)

The number of securities to be received by the Sponsor does not reflect the expected transfers by the Sponsor of 10,000 SPAC Class B Shares to each of Richard Danis, Lindy Key, and Ronald Palmeri, each members of the SPAC Board, prior to the closing of the Business Combination. Taking such transfers into account, the Sponsor would receive 5,766,000 shares of Pubco Class A Common Stock in exchange for Founder Shares in connection with the Business Combination and related transactions.

Non-redeeming shareholders will experience dilution from the issuance of Pubco Class A Common Stock upon the exchange of Founder Shares as presented in the table above. Further, to the extent that the Sponsor (or any of its affiliates) exercises the Pubco Warrants described above to acquire shares of Pubco Class A Common Stock, the resulting issuances of Pubco Class A Common Stock may result in dilution of the non-redeeming shareholders of the SPAC who become stockholders of Pubco. In addition, non-redeeming shareholders will experience dilution due to the issuance of shares of Pubco Class A Common Stock and securities exercisable for or convertible into shares of Pubco Class A Common Stock to others in the Business Combination and any related financing transactions.

Further detail regarding the price paid and the compensation received and to be received by the Sponsor and its affiliates and the dilution that may be caused thereby is provided in the sections of this proxy statement/prospectus entitled “Prospectus Summary—Interests of the Sponsor and SPAC’s Directors and Officers in the Transactions,” “The Business Combination Proposal—Interests of the Sponsor and SPAC’s Directors and Officers in the Transactions,” “Summary of the proxy statement/prospectus—Ownership of Pubco After the Transactions,” “Summary of the proxy statement/prospectus—Dilution,” “Questions and Answers About the Proposals—Q: What equity stake will current Public Shareholders, the PIPE Investors, the Sponsor, Ripple, and their affiliates hold in Pubco immediately after the completion of the Transactions and the Private Placement Investments?” and “Questions and Answers about the Proposals—Q: What happens if a substantial number of Public Shareholders vote in favor of the Business Combination Proposal and exercise their redemption rights.”

Background of the Transactions

Since the SPAC IPO, SPAC’s activities have been limited to identifying and evaluating potential business combination opportunities, and SPAC has until the end of the Combination Period to consummate an initial Business Combination. Leading up to this transaction, SPAC’s management and its advisors surveyed the landscape of potential acquisition opportunities for acquisition targets and engaged in discussions with six potential targets (not including Pubco). SPAC’s management ultimately decided not to pursue such alternate targets and instead focused its efforts on Ripple. On October 19, 2025, after detailed negotiations, the parties thereto executed the Business Combination Agreement. For more information, see “The Business Combination Proposal—Background of the Transactions.”

The SPAC Board’s Reasons for Approval of the Transactions

In evaluating the Transactions, the SPAC Board consulted with SPAC management and SPAC’s financial, legal, and other professional advisors. The SPAC Board considered a range of factors, including, but not limited to, the factors discussed below, in reaching its unanimous resolution (i) that the Business Combination Agreement, the Ancillary Agreements to which SPAC is a party, and the Transactions are advisable and in the best interests of SPAC and its shareholders and (ii) to recommend that the shareholders of SPAC adopt and approve the Business Combination Agreement, the Ancillary Agreements to which SPAC is a party, and the Transactions. The SPAC Board viewed its decision as being based on all of the information available and the factors presented to and considered by it. In addition, individual directors may have given different weight to different factors. This explanation of the SPAC Board’s reasons for the Business Combination and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Cautionary Note Regarding Forward-Looking Statements.”

Factors Supporting the Business Combination

•	Size of the Potential Total Addressable Market. Pubco will provide investors with simple, liquid, and transparent exposure to XRP through a publicly listed vehicle. There is a significant and growing market for XRP as a productive, treasury reserve asset, with increasing institutional demand driven by XRP ETFs and corporate treasuries.

•

Consistency with SPAC’s Formation Purpose and Stated Criteria. SPAC was formed to pursue targets in the financial technology, software-as-a-service and artificial intelligence sectors. In evaluating the Business Combination, the SPAC Board considered that the Transactions are consistent with those published criteria and with SPAC’s emphasis on partnering with such companies, including through a transaction structure and capital commitments designed to support Pubco’s growth as a public company.

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Attractive Market Opportunity and Strategic Partnership. Pubco will be a publicly traded digital asset treasury that will provide investors with regulated, liquid exposure to XRP and pursue strategies, including ecosystem participation (such as projects that expand XRP’s utility across payments, capital markets and tokenized assets, determined on a case-by-case basis) and yield generation, intended to increase shareholder value over time. In public communications, Pubco is expected to be the largest public XRP treasury company and a first-of-its-kind institutional vehicle built to accelerate XRP adoption. The SPAC Board considered that this positioning would provide public investors direct exposure to the XRP ecosystem through a first-of-its-kind model, and that strategic alignment with ecosystem participants could present preferential opportunities, such as early participation in network initiatives and validator roles, which the SPAC Board believes may strengthen the combined company’s market presence and long-term growth prospects.

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Unique Opportunities for Growth. Unlike a passive ETF, Pubco seeks to grow shareholder value over time by participating in institutional lending, liquidity provisioning, and DeFi (decentralized finance) yield opportunities. In addition, XRP presents a compelling opportunity for investors as one of the few digital assets with a recognized regulatory framework in the United States and a proven use case in powering global payments.

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Roadmap for Long-Term Success. Pubco intends to build one of the largest institutional XRP treasuries in the world, and deploy resources towards advancing the XRP ecosystem, including through operating XRP validators to strengthen the resilience and decentralization of the XRP ledger, leveraging Ripple’s RLUSD stablecoin as an on-ramp into XRP-based decentralized (enabling yield opportunities and broader adoption of XRP as collateral) and providing liquidity and participating in projects that expand XRP’s real-world utility across payments, capital markets, and tokenized assets. This strategy ensures that Pubco is designed not only to accumulate XRP as a reserve asset but also to act as a long-term catalyst for the adoption and institutionalization of the XRP Ledger. These steps position Pubco for long-term success.

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NAV-Accretive Platform Architecture. The SPAC Board considered the market precedent of digital asset treasury vehicles that can trade at premiums to their net asset value (“NAV”). A premium-to-NAV trading profile could allow Pubco to raise capital above the underlying value of its digital assets, thereby making subsequent equity issuances accretive to existing shareholders. The SPAC Board believes that Pubco’s structure and exposure to XRP positions it to achieve similar NAV-accretive dynamics, enhancing capital formation flexibility.

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Up-C Structure and In-Kind XRP Funding. The SPAC Board considered that, as described under “The Transactions” and “U.S. Federal Income Tax Considerations Related to SPAC” in this proxy statement/prospectus, the Transactions are structured as an “Up-C,” pursuant to which Pubco will be a publicly traded corporation and the Company will be treated as a partnership for U.S. federal income tax purposes. In this structure, certain investors may satisfy their funding commitments with cash and/or XRP, with any XRP contributed in-kind to Pubco or the Company in exchange for equity interests. Investors that have purchased Company Units will be entitled to economic interests in the Company that are equivalent to the indirect economic interests that other shareholders will have in the Company via their ownership of shares of Pubco. However, any Company Units that are held without any corresponding shares of Class B Common Stock in Pubco will not entitle their holder to any voting rights in Pubco, and such holder will only be entitled to voting rights in Pubco to the extent any such Company Units have been converted to shares of Class A Common Stock in Pubco in accordance with the Company A&R LLCA. The SPAC Board believed that this structure may provide potential tax benefits and structuring efficiencies for certain investors and may offer a differentiated way to contribute XRP in-kind as compared to other potential XRP investment alternatives.

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Attractive Entry Valuation. The SPAC Board believes that Pubco provides an attractive entry valuation (calculated as a multiple to NAV) to XRP. The SPAC Board also considered that Pubco was able to secure over $1 billion of commitments from Private Placement Investors, from institutional, crypto-native, and strategic investors, to purchase common equity at $10.00 per share, in connection with the negotiation of the Business Combination Agreement.

•

Redemption Option. The SPAC Board considered that SPAC’s public shareholders will be able to exercise redemption rights with respect to their Public Shares in connection with the Business Combination, allowing those who do not wish to remain invested in Pubco to exit their investment.

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Pubco’s Initial XRP Holdings. Pubco is expected to launch with corporate XRP holdings of at least 473,276,430 XRP at Closing, comprised of: (i) 600,000 XRP that the Advance Funding Subscribers have agreed to contribute to Pubco prior to Closing pursuant to the Advance Funding Subscription, (ii) 200,000 XRP that the Delayed Funding Subscribers have agreed to contribute to Pubco at Closing pursuant to the Delayed Funding Subscription, (iii) 211,319,096.061435 XRP that the Sponsor has agreed to contribute to Pubco prior to Closing pursuant to the Series C Subscription, (iv) 50,000,000 XRP that the Contributor Related Party Entity has agreed to contribute to Pubco prior to Closing pursuant to the Contributor Related Party Entity Subscription, (v) 126,791,458 XRP that Ripple contributed to the Company concurrently with the execution of the Business Combination Agreement pursuant to the Contribution Agreement and (vi) 84,365,876.3625 XRP purchased using $214 million in aggregate cash proceeds from the Advance Funding Subscription Agreements at an average price of $2.53657058 per XRP.

•

Negotiated Transaction and Terms of the Business Combination and Ancillary Agreements. The SPAC Board considered that the financial and other terms and conditions of the Business Combination Agreement and the Ancillary Agreements are reasonable. The SPAC Board also evaluated each party’s representations, warranties, covenants, and agreements, as well as the conditions to each party’s obligations and the commitment of each party to complete the Business Combination.

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Highly Experienced Management Team. Pubco will be led by Asheesh Birla as Chief Executive Officer, and he will also serve on the Board of Directors of Pubco. Asheesh Birla is a seasoned entrepreneur and expert in the blockchain and fintech industries, with over 20 years of experience in Silicon Valley. He spent 9 years at Ripple, joining in 2013 shortly after the company launched, where he led the team bringing the first enterprise crypto product to market with hundreds of customers worldwide, and helped grow the company to over 1000 employees. After leaving Ripple, Mr. Birla focused his time on investing in and advising early-stage tech companies, and sat on the board of Ripple. He also previously served on the board of Bitso, the largest LATAM crypto exchange, as well as MoneyGram and several other fintech startups. Mr. Birla also guest lectures on entrepreneurship and blockchain at Wharton, the Haas School of Business at Berkely, and the University of Michigan. Stuart Alderoty has served as the Chief Legal Officer at Ripple since 2019, and the President of the National Cryptocurrency Association since 2025, and will serve as a member of the Board upon completion of the Business Combination. Mr. Alderoty brings more than 40 years of legal experience to the role with particular expertise in financial services and regulatory affairs. He’s been General Counsel and part of the executive leadership teams at CIT Group and HSBC North America Holdings. Mr. Alderoty was also Managing Counsel at American Express. As a member of Pubco’s Board of Directors, Mr. Alderoty will exercise fiduciary duties of care and loyalty to Pubco and its shareholders, participate in board committees as assigned, and otherwise support the Chief Executive Officer. Mr. Alderoty will receive compensation solely in his capacity as a member of the Board of Directors, consistent with the compensation provided to other non-employee directors.

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Renowned Strategic Advisors. Pubco will be supported by non-executive strategic advisors Brad Garlinghouse and David Schwartz. Mr. Garlinghouse will provide strategic advisory services on an informal basis. His advisory role will focus on industry relationships, market positioning and strategic opportunities within the digital asset ecosystem. Mr. Garlinghouse will not receive any compensation from Pubco for these services, and there is no written agreement governing this arrangement. Mr. Schwartz, a Ripple director, will provide technical advisory services on an informal basis. His advisory role will focus on technical matters related to the XRP Ledger and blockchain technology considerations relevant to Pubco’s treasury operations. Mr. Schwartz will not receive any compensation from Pubco for these services, and there is no written agreement governing this arrangement.

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Lockup. Subject to certain limited and customary exceptions with respect to permitted transfers, certain Ripple affiliates, the Sponsor, and certain SPAC Insiders will be subject to a six-month lockup in respect of the Pubco Class A Common Stock (and any other securities convertible into or exercisable or exchangeable for Pubco Class A Common Stock) and/or Pubco Class C Common Stock issued to them as consideration in the Business Combination (and including shares of Pubco Class A Common Stock and/or Pubco Class C Common Stock received in connection with the Private Placement Investments), which will provide important stability to Pubco.

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Due Diligence and Fairness Opinion. SPAC management and its advisors conducted a due diligence review of the Company and its businesses and operations, including a review of relevant documentation and discussions with the Company’s management and the Company’s financial and legal advisors. The SPAC’s financial advisor, CCM, delivered an opinion that, as of the date rendered, the Exchange Ratio (as defined in the Fairness Opinion) is fair, from a financial point of view, to SPAC.

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Other Alternatives. The SPAC Board believes, after a thorough review of other business combination opportunities reasonably available to SPAC, that the proposed Business Combination represents the best potential business combination for SPAC and the most attractive opportunity for SPAC’s management to accelerate its business plan based upon its evaluation and assessment of other potential business combination targets.

In connection with its evaluation of the Business Combination, the SPAC Board also considered a variety of risks and uncertainties and other potentially negative factors concerning the Business Combination, including the following:

•	Benefits May Not Be Achieved. The risk that the potential benefits of the Business Combination may not be fully achieved or may not be achieved within the expected time frame.

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Minority Shareholder Position. The SPAC’s shareholders will hold a minority economic interest in Pubco after the Closing, which will limit their ability to influence governance, strategic decisions, or changes in control.

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Redemption Risk. The potential that a significant number of SPAC shareholders elect to redeem their Public Shares prior to the consummation of the Business Combination and pursuant to the SPAC Charter, thereby reducing the amount of cash available to (i) SPAC and potentially resulting in an inability to consummate the Business Combination if the available cash in the Trust Account is less than $5,000,001, unless such condition to closing is waived by all parties pursuant to the Business

Combination Agreement and (ii) Pubco following the consummation of the Business Combination, which could adversely affect Pubco or reduce the benefits of the Business Combination to SPAC’s shareholders.

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Closing Conditions. The fact that completion of the Business Combination is conditioned on the satisfaction of certain closing conditions that are not within SPAC’s control, such as the Advance Funding Subscribers and Delayed Funding Subscribers having contributed an amount of XRP at least equivalent to the amounts of XRP committed in the Advanced Funding and Delayed Funding, respectively, and the shares of Pubco Class A Common Stock and Pubco Warrants having been approved for clearing through DTC (subject to DTC’s customary eligibility criteria) and approved for listing on Nasdaq, the New York Stock Exchange or another national exchange reasonably acceptable to Pubco, the SPAC and Ripple.

•	No Operating History. The risks associated with the Company and Pubco being newly formed entities with no operating histories or track records.

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XRP and the Volatility of the Price of XRP. XRP is a highly volatile asset. The XRP market has been characterized by significant volatility and unexpected price movements, and has previously experienced significant declines. Such volatility will impact the overall value of the combined company and could cause volatility in the price of its stock. See the risk factors entitled “Our XRP acquisition strategy exposes us to various risks associated with XRP” and “XRP price volatility and sustained declines could cause losses and adversely affect our business, financial condition and ability to execute our strategy.”

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Listing Risks. The challenges associated with preparing Pubco, a newly formed private company, for the applicable disclosure and requisite internal controls and listing requirements to which Pubco will be subject as a publicly traded company on a national stock exchange.

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Litigation. The possibility of litigation challenging the Business Combination or that an adverse judgment granting permanent injunctive relief could indefinitely enjoin consummation of the Business Combination.

•	Fees and Expenses. The fees and expenses incurred by the parties in connection with completing the Business Combination.

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Management and Key Personnel Risk. The performance of Pubco depends on the services of Pubco’s future management team and key personnel. Loss of key personnel could disrupt operations, execution of strategic plans, and overall governance.

Limited Right of the SPAC Board to Change Its Recommendation. As part of the negotiation of the Business Combination Agreement, SPAC agreed that the SPAC Board would not be permitted to change its recommendation to SPAC shareholders that they vote in favor of the Proposals in certain circumstances, including as a result in the decrease in the price or trading volume of XRP, although the SPAC Board will be permitted to advise SPAC shareholders of their right to redeem their SPAC Class A Shares in such a situation. See the risk factor entitled “The Business Combination Agreement includes a requirement that the SPAC Board will not change its recommendation that SPAC Shareholders vote in favor of the SPAC Shareholder Approval Matters, except in limited situations.”

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Cybersecurity and Operational Risks. Validator and network participation on the XRP Ledger, and Pubco’s treasury, trading, and custody activities, is vulnerable to cybersecurity threats, unauthorized access, private key compromise, software defects, and third-party service outages. Such events could result in loss of assets, business interruption, and reputational harm.

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Market and Macroeconomic Risks. Volatility in digital asset markets, including the market for XRP, and broader economic, geopolitical, or market conditions, such as interest rate changes, inflation, recessionary pressures, or instability in global financial markets, may adversely affect digital asset prices, liquidity, capital raising, and Pubco’s operating performance.

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Competition Risk. The digital asset market is highly competitive. Alternative layer-1 and layer-2 networks, payment and settlement protocols, centralized and decentralized platforms, investment funds, and other companies with digital asset treasuries may reduce demand for XRP or for Pubco’s services, which could adversely affect growth prospects and results of operations. In addition, other XRP Digital Asset Treasuries could scale more quickly and become more valuable, potentially diverting users, capital, or developer attention.

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Regulatory and Legal Uncertainty. Digital asset markets are subject to evolving and uncertain regulation in multiple jurisdictions. XRP and Pubco’s related activities, including holding, transferring, providing exposure to, or participating in the XRP ecosystem, could be subject to regulatory actions or restrictions by authorities, including the SEC and other U.S. and non-U.S. regulators. Changes in or interpretations of laws relating to securities, commodities, money transmission, sanctions, AML, consumer protection, or taxation could limit Pubco’s ability to operate, access markets, or execute its strategy.

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Other Risks. Various other risks exist, including cybersecurity and operational, technological, regulatory, or financial risks associated with Pubco, XRP, and the broader digital asset ecosystem, as more fully described in the “Risk Factors” section elsewhere in this proxy statement/prospectus.

In addition to considering the factors described above, the SPAC Board also considered:

•

Interests of Certain Persons. The Sponsor, and certain executive officers and directors of the SPAC, as individuals, may have interests in the Business Combination that are in addition to, and that may be different from and may conflict with, the interests of SPAC shareholders (see sections entitled “The Business Combination Proposal—Interests of the Sponsor and SPAC’s Directors and Officers in the Transactions”). The SPAC Board, including the independent directors on the SPAC Board, reviewed and considered these interests, including RippleWorks’ limited partner interests in the Sponsor, the RippleWorks Investment and the customary annual management fee the Sponsor will receive in connection with its management of the RippleWorks Investment, during the negotiation of the Business Combination Agreement and in evaluating and unanimously approving, as members of the SPAC Board, the Business Combination Agreement and the Transactions and did not view such interests to constitute a disqualifying event to proceed with the Transactions.

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Shareholder Flexibility. In connection with the Business Combination, SPAC’s public shareholders have the option to: (i) become stockholders of Pubco following the consummation of the Business Combination; (ii) sell their Public Shares; or (iii) redeem their Public Shares for the Redemption Price pursuant to the terms of the SPAC Charter.

•

Differing Returns. The Sponsor paid $2,600,000.00, or approximately $0.33 per share, for the Founder Shares, of which it currently holds 7,880,000. Based on the closing price of SPAC Class A Shares of $10.48 on October 17, 2025 (the business day before the SPAC Board approved the Business Combination), such Founder Shares, if unrestricted and freely tradable, would be valued at approximately $82,582,400.00. The Founder Shares will be worthless if a business combination is not consummated. The Sponsor and its affiliates can earn a positive rate of return on their investment even if Public Shareholders experience a negative return following the consummation of the Business Combination. In connection with the Business Combination, immediately prior to the Company Merger Effective Time, 2,364,000 Founder Shares held by the Sponsor will be forfeited pursuant to the Sponsor Support Agreement, and the remaining 5,516,000 Founder Shares will automatically convert into 5,516,000 SPAC Class A Shares in accordance with the SPAC’s organizational documents. The Sponsor will not receive any such additional shares if the Closing is not consummated.

The foregoing discussion of the information and factors considered by the SPAC Board is not meant to be exhaustive but includes the material information and factors considered by the SPAC Board as well as any other factors that the SPAC Board deemed relevant. The SPAC Board’s decision to approve the Transactions were based on factors existing as of the date of its approval on October 19, 2025.

The SPAC Board concluded that the potential benefits that it expected SPAC and its shareholders to achieve as a result of the Business Combination outweighed the potentially negative and other factors associated with the Business Combination. Accordingly, the SPAC Board unanimously determined that the Business Combination Agreement and the Transactions were advisable and in the best interests of SPAC and its shareholders.

Recommendation to SPAC Shareholders

The SPAC Board believes that the Business Combination Proposal and the other proposals to be presented at the Extraordinary General Meeting are in the best interest of SPAC and its shareholders and recommends that its shareholders vote “FOR” the Business Combination Proposal, “FOR” the Merger Proposal, “FOR” the Domestication Proposal, “FOR” the Advisory SPAC Delaware Documents Proposals, “FOR” the Advisory Organizational Documents Proposals, and “FOR” the Adjournment Proposal, in each case, if presented to the Extraordinary General Meeting.

The existence of financial and personal interests of one or more of SPAC’s directors may result in a conflict of interest on the part of such director(s) between what such director may believe is in the best interests of SPAC and its shareholders and what such director may believe is best for themselves in determining to recommend that shareholders vote for the proposals. Certain of SPAC’s directors and officers have interests in the Transactions that may be different from, or in addition to, your interests as a Public Shareholder. See the section of this proxy statement/prospectus entitled “The Business Combination Proposal—Interests of the Sponsor and SPAC’s Directors and Officers in the Transactions” for a further discussion of these considerations.

Sources and Use of Funds by Pubco for the Transactions

The following table summarizes the anticipated sources and uses of funds by Pubco in the Transactions, in various redemptions scenarios. Such tables are for illustrative purposes only. Where actual amounts are not known or knowable, the figures below represent good faith estimates of such amounts.

The following table summarizes the sources and uses for funding the Transactions. The tables below reflect the “No Redemptions,” “25% Redemptions,” “50% Redemptions,” “75% Redemptions” and “100% Redemptions” scenarios described in the section entitled “Questions and Answers About the Proposals—Q. What equity stake will current Public Shareholders, the Private Placement Investors, the Sponsor and Ripple hold in Pubco immediately after the completion of the Transactions and the Private Placement Investments?”

Assuming No Redemptions

Sources (in millions)		Uses (in millions)
Private Placement Investments	$844.7	Contributed/Purchased XRP/Balance Sheet Cash	$1,339.4
Initial Contribution	300.0	Est. Transaction Fees and Expenses	40.0
SPAC Cash in Trust(1)(2)	234.6

Total Sources	$1,379.4	Total Uses	$1,379.4

Assuming 25% Redemptions

Sources (in millions)		Uses (in millions)
Private Placement Investments	$844.7	Contributed/Purchased XRP/Balance Sheet Cash	$1,280.7
Initial Contribution	300.0	Est. Transaction Fees and Expenses	40.0
SPAC Cash in Trust(1)(2)	176.0

Total Sources	$1,320.7	Total Uses	$1,320.7

Assuming 50% Redemptions

Sources (in millions)		Uses (in millions)
Private Placement Investments	$844.7	Contributed/Purchased XRP/Balance Sheet Cash	$1,222.1
Initial Contribution	300.0	Est. Transaction Fees and Expenses	40.0
SPAC Cash in Trust(1)(2)	117.3

Total Sources	$1,262.1	Total Uses	$1,262.1

Assuming 75% Redemptions

Sources (in millions)		Uses (in millions)
Private Placement Investments	$844.7	Contributed/Purchased XRP/Balance Sheet Cash	$1,163.4
Initial Contribution	300.0	Est. Transaction Fees and Expenses	40.0
SPAC Cash in Trust(1)(2)	58.7

Total Sources	$1,203.4	Total Uses	$1,203.4

Assuming 100% Redemptions

Sources (in millions)		Uses (in millions)
Private Placement Investments	$844.7	Contributed/Purchased XRP/Balance Sheet Cash	$1,104.7
Initial Contribution	300.0	Est. Transaction Fees and Expenses	40.0
SPAC Cash in Trust(1)(2)	—

Total Sources	$1,144.7	Total Uses	$1,144.7

(1)	Assumes that the Closing XRP Price is $2.36609 (which would be the Closing XRP Price if the Business Combination closed on October 19, 2025).
(2)	SPAC cash in trust value as of September 30, 2025. Does not account for additional accrued interest on cash in trust, which would increase trust value per share at closing.

U.S. Federal Income Tax Considerations Related to SPAC

For a summary description of U.S. federal income tax consequences of the Transactions, the exercise of redemption rights in respect of Public Shares and in respect of SPAC Public Warrants and the ownership and disposition of shares of Pubco Stock, see the section entitled “U.S. Federal Income Tax Considerations Related to SPAC.”

Anticipated Accounting Treatment

Company Merger

The Company Merger whereby Company Merger Sub (a subsidiary of Pubco) will merge with and into the Company, with the Company continuing as a surviving company as a subsidiary of Pubco, is anticipated to be accounted for as a transaction between entities under common control in accordance with U.S. GAAP. Under ASC 805-50, “Transactions Between Entities Under Common Control,” transfers of net assets or exchanges of equity interests between entities under common control are accounted for in a manner similar to a pooling of interests. Accordingly, the assets and liabilities transferred as part of the Company Merger will be recognized by Pubco at their historical carrying amounts as reflected in the accounts of the Company immediately prior to the transaction. No new goodwill or step-up in basis will be recognized as a result of the Company Merger.

SPAC Merger

The SPAC Merger whereby SPAC Merger Sub (a subsidiary of Pubco) will merge with and into SPAC Delaware, with SPAC Delaware continuing as the surviving entity as a subsidiary of Pubco, will be accounted for as a recapitalization in accordance with U.S. GAAP where Pubco issues shares in exchange for the net assets of the SPAC. It was determined that the SPAC, Pubco and the Company were not considered to be businesses in accordance with U.S. GAAP and therefore, the SPAC Merger, which is a combination of assets from the various parties, is akin to a recapitalization and the ultimate equity structure will be that of Pubco as the successor entity to the Company Merger and the SPAC Merger. Under this method of accounting, SPAC will be treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the Transactions would be treated as Pubco issuing shares for the net assets of the SPAC, accompanied by the common control recapitalization above. The net assets of SPAC would be stated at fair value, with no goodwill recorded. As a result, any transaction costs incurred to effect the recapitalization represent costs related to issuing equity and raising capital that are recognized as a reduction to the total amount of equity raised rather than an expense recorded as incurred. Any activities prior to the Transactions will be those of Pubco and its common control entity, the Company, with Pubco as the reporting legal entity.

Emerging Growth Company

We are an “emerging growth company” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. Upon consummation of the Business Combination, Pubco will be an “emerging growth company” as defined in the JOBS Act. Pubco will remain an “emerging growth company” until the earliest to occur of (i) the last day of the fiscal year (a) following the fifth anniversary of the Closing, (b) in which Pubco has total annual gross revenue of at least $1.235 billion or (c) in which Pubco is deemed to be a large accelerated filer, which means the market value of shares of Pubco Stock held by non-affiliates exceeds $700 million as of the last business day of Pubco’s prior second fiscal quarter, and (ii) the date on which Pubco issued more than $1.0 billion in non-convertible debt during the prior three-year period. Pubco intends to take advantage of exemptions from various reporting requirements that are applicable to most other public companies that are classified as “emerging growth companies,” including, but not limited to, an exemption from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that Pubco’s independent registered public accounting firm provide an attestation report on the effectiveness of its internal control over financial reporting and reduced disclosure obligations regarding executive compensation. Further, section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. Pubco has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, Pubco, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of Pubco’s financial statements with certain other public companies difficult or impossible because of the potential differences in accounting standards used. See “Risk Factors—Risks Related to Being a Public Company—Pubco will be an “emerging growth company,” and it cannot be certain if the reduced SEC reporting requirements applicable to emerging growth companies will make shares of Pubco Stock less attractive to investors, which could have a material and adverse effect on Pubco, including its growth prospects.”

Regulatory Matters

The Transactions and the transactions contemplated by the Business Combination Agreement are not subject to any additional federal or state regulatory requirement or approval, except for (i) filings with the Registrar of Companies of the Cayman Islands (the “Cayman Registrar”) and the Secretary of State of the State of Delaware (the “Delaware Secretary of State”) necessary to effectuate the SPAC Domestication, which will be filed on behalf of SPAC with the Cayman Registrar and the Delaware Secretary of State upon the approval of the Condition Precedent Proposals and in accordance with the Business Combination Agreement; (ii) filings with the Delaware Secretary of State necessary to effectuate the Company Merger and SPAC Merger, which will be filed on behalf of the Company and SPAC Delaware with the Delaware Secretary of State upon the approval of the Business Combination Proposal and satisfaction of all other conditions not waived by the applicable parties under the Business Combination Agreement.

Conditions to the Closing of the Transactions

Under the Business Combination Agreement, the obligations of the parties to consummate (or cause to be consummated) the Transactions are subject to a number of conditions, which may be waived in writing (where permissible), including:

Mutual Conditions to Obligations of All Parties

•	approval by the SPAC shareholders of the Condition Precedent Proposals (the “Required Shareholder Approval”);

•	any required waiting periods (including any extension thereof) applicable to the consummation of the Mergers under the HSR Act shall have terminated or expired;

•	the consummation of the Transactions not being prohibited by applicable law;

•	the effectiveness of the Registration Statement;

•

the shares of Pubco Class A Common Stock and Pubco Warrants having been approved for clearing through DTC (subject to DTC’s customary eligibility criteria) and approved for listing on Nasdaq, the New York Stock Exchange or another national securities exchange; and

•	SPAC having net tangible assets equal to or exceeding $5,000,001 as of the Closing Date.

Conditions to Obligations of the Company, Pubco, the Merger Subs and Ripple

•	the representations and warranties of SPAC being true and correct, subject to the applicable materiality standards contained in the Business Combination Agreement;

•	material compliance by SPAC and each SPAC Subsidiary with its applicable pre-closing covenants;

•	there having been no occurrence of a Material Adverse Effect (as defined below) with respect to SPAC since the date of the Business Combination Agreement which is continuing and uncured;

•	the Sponsor having performed in all material respects its obligations required under the Sponsor Support Agreement;

•	SPAC having completed the SPAC Domestication at least one Business Day prior to the Closing Date;

•

the Advance Funding Subscribers and Delayed Funding Subscribers having contributed an amount of XRP at least equivalent to the amounts of XRP committed in the Advance Funding and Delayed Funding, respectively; and

•

the Available Transaction Cash as of the Closing Date is equal to or exceeds the amount of cash committed by the Advance Funding Subscribers and Delayed Funding Subscribers pursuant to the Advance Funding Subscription Agreements and the Delayed Funding Subscription Agreements, respectively.

Conditions to Obligations of SPAC

•

the representations and warranties of the Company, Pubco, the Merger Subs and Ripple being true and correct, subject to the applicable materiality standards contained in the Business Combination Agreement;

•	material compliance by the Company, Pubco, the Merger Subs and Ripple with their respective pre-closing covenants;

•	no occurrence of a Material Adverse Effect with respect to the Company or Pubco; and

•	completion of the Contribution.

None of SPAC, Pubco, the Company, SPAC Merger Sub, Company Merger Sub or Ripple currently expects to waive any immaterial or material condition to the consummation of the Business Combination. If SPAC determines to waive any material condition to the consummation of the Business Combination and such waiver renders the disclosure in this proxy statement/prospectus materially misleading, or requires under applicable law the approval of Public shareholders, proxies will be resolicited from the Public shareholders.

The Business Combination Agreement contains customary representations and warranties of the parties, which will not survive the Closing. Many of the representations and warranties are qualified by materiality or Material Adverse Effect. “Material Adverse Effect” as used in the Business Combination Agreement means with respect to any specified person, any fact, event, occurrence, change or effect that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on (i) the business, assets, liabilities, results of operations, or condition (financial or otherwise) of such person and its subsidiaries, taken as a whole, or (ii) the ability of such person or any of its subsidiaries to consummate the Transactions contemplated by the Business Combination Agreement or the Ancillary Agreements to which it is a party or bound or to perform its obligations under the Business Combination Agreement or the Ancillary Agreements. Certain of the representations are subject to specified exceptions and qualifications contained in the Business Combination Agreement or in information provided pursuant to certain disclosure schedules to the Business Combination Agreement.

The following changes or effects (by themselves or when aggregated with others) are not considered a Material Adverse Effect:

•	General changes in financial or securities markets (including interest rates) or general economic or political conditions in the country or region where the party or its subsidiaries do business.

•	Changes, conditions, or effects that generally affect the industries or markets in which the party or its subsidiaries principally operate.

•	Changes in the price or trading volume of XRP.

•	Any proposal, enactment, or change in interpretation of, or any other change in, applicable laws, GAAP, or other applicable accounting principles.

•

Conditions caused by acts of God, natural disasters, terrorism (including cyber terrorism), war (whether or not declared and including cyber warfare), cyber attacks, escalation of hostilities, geopolitical conditions, local, national or international political conditions or an epidemic or pandemic, or the effects of governmental actions in response to them.

•	The taking of any action required by the terms of the Business Combination Agreement or any Ancillary Agreement.

•	Any failure by the party and its subsidiaries to meet internal or published budgets, projections, forecasts, or predictions of financial performance for any period.

The exceptions in the first, second, third, fourth, fifth, and seventh bullet points above will be taken into account in determining whether a Material Adverse Effect has occurred to the extent that such event has a disproportionate and adverse effect on the party or its subsidiaries compared to other similarly situated participants in the same industries.

Notwithstanding the foregoing, with respect to SPAC, the amount of the redemption or the failure to obtain the Required Shareholder Approval shall not in and of itself be deemed to be a Material Adverse Effect on or with respect to SPAC (provided that the underlying causes of any such redemption or failure to obtain the Required Shareholder Approval may be considered in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur to the extent not excluded by another exception herein.

No Solicitation

During the period from the date of the Business Combination Agreement until the earlier of (a) the Closing or (b) the termination of the Business Combination Agreement in accordance with its terms (the “Interim Period”), the parties agreed not to solicit, intentionally encourage or engage in discussions regarding any Acquisition Proposal outside the transactions contemplated by the Business Combination Agreement. The parties also agreed not to provide non-public information or enter into any agreements related to such proposals. If any party receives an Acquisition Proposal, such party is expected to promptly notify the other parties and keep them informed of any developments.

Representations and Warranties

The Business Combination Agreement contains customary representations and warranties of the Parties, which will not survive the Closing. Many of the representations and warranties are qualified by materiality or Material Adverse Effect.

SPAC made representations relating to, among other things, SPAC’s organization, good standing and qualification to do business, SPAC’s corporate authority, governmental and regulatory consents necessary in connection with the Transactions, absence of conflicts and certain changes, SPAC’s capitalization, proper filings with the SEC, no litigation, compliance with applicable laws, permits, taxes and returns, employees and employee benefit plans, properties, material contracts, transactions with affiliates, finders and brokers, certain business practices, insurance, Trust Account.

Pubco and the Merger Subs each made representations relating to, among other things, organization, good standing, qualification to do business, corporate authority, governmental and regulatory consents necessary in connection with the Transactions, absence of conflicts and certain changes, capitalization, finders and brokers, ownership of Pubco Stock and Pubco and Merger Subs’ activities.

The Company made representations relating to, among other things, organization, good standing and qualification to do business, the Company’s corporate authority, governmental and regulatory consents necessary in connection with the Transactions, capitalization, absence of certain conflicts and changes, title to assets, employee benefit plans, certain business practices, the Company’s activities and finders and brokers.

Ripple made representations relating to, among other things, organization, good standing, corporate authority, governmental and regulatory consents necessary in connection with the Transactions, absence of conflicts, no litigation, investment representations and finders and brokers.

Covenants

The Business Combination Agreement contains covenants, including, among others, providing for (i) the Company, Pubco and the Merger Subs to not to take certain corporate actions without the prior written consent of SPAC during the period between signing and the Closing, (ii) SPAC to conduct its business in the ordinary course consistent with past practice and refrain from specified actions without the prior written consent of Ripple, (iii) the parties not to solicit or engage in discussions regarding any Acquisition Proposal, (iv) Pubco and SPAC, with the assistance of the Company, to prepare and file the Registration Statement as soon as practicable following the Company’s completion of its audited financial statements, and (v) SPAC and Pubco to take all reasonable and necessary actions to satisfy the requirements of the SPAC Charter, the Securities Act, the Exchange Act and other applicable laws in connection with the Registration Statement and the Extraordinary General Meeting. See the section entitled “The Transactions—Covenants” for more information.

Termination Rights

The Business Combination Agreement contains certain termination rights, including, among others and subject to certain conditions and limitations, the following: (i) upon the mutual written consent of SPAC and Pubco, (ii) by either SPAC or Pubco, if any of the conditions to Closing set forth in the Business Combination Agreement have not been satisfied or waived by the one-year anniversary of the Business Combination Agreement, such date being October 19, 2026 (the “Outside Date”); provided that this right is not available to a party if its breach or violation of the Business Combination Agreement was the primary cause of, or directly resulted in, the failure of the Closing to occur by the Outside Date, (iii) by either SPAC or Pubco if a governmental authority issues a final, non-appealable order permanently restraining, enjoining or otherwise prohibiting the Transactions, provided that this right is not available to a party if its failure to comply with the Business Combination Agreement substantially caused such order, (iv) by Pubco if SPAC, or by SPAC if Pubco, the Company, the Merger Subs or Ripple, has materially breached the Business Combination Agreement or if any representation or warranty of SPAC given in the Business Combination Agreement has become materially untrue or materially inaccurate and such breach gives rise to a failure of a Closing condition and cannot or has not been cured within the earlier of (a) 30 days after written notice from the non-breaching party and (b) five business days prior to the Outside Date, (v) by Pubco if, prior to SPAC obtaining the SPAC Shareholder Approval, the SPAC board has made a Modification in Recommendation, and Pubco promptly delivers a written notice to SPAC within 30 days of such occurrence; and (vi) by SPAC or Pubco, if the Extraordinary General Meeting is held and has concluded, SPAC shareholders have duly voted, and the SPAC Shareholder Approval was not obtained, provided that SPAC may not terminate if the Sponsor (or any of its Permitted Transferees) is in material uncured breach of certain obligations under the Sponsor Support Agreement.

None of the Parties to the Business Combination Agreement is required to pay a termination fee or reimburse any other party for its expenses as a result of a termination of the Business Combination Agreement. However, each party will remain liable for willful breaches of the Business Combination Agreement or for fraud claims prior to termination. Notwithstanding the foregoing, each of the Company and SPAC will also equally bear all fees, costs and expenses incurred by any party or any of its affiliates in connection with the filing of the

Registration Statement with the SEC and submitting a listing application for Pubco Class A Common Stock to Nasdaq. Each of the Company and SPAC will also pay its respective 50% of such expenses when they arise.

Summary of Risk Factors

In evaluating the proposals to be presented at the Extraordinary General Meeting, SPAC shareholders should carefully read this proxy statement/prospectus and especially consider the factors discussed in the section entitled “Risk Factors.” These risks are summarized below.

Summary of Risks Related to the Business and Strategy of Pubco

•

Neither Pubco nor the Company has any operating history or has produced any revenues, which make it difficult to evaluate Pubco’s business, future prospects and ability to achieve or maintain profitability in any given period.

•	Pubco may not be able to successfully execute its business strategies.

•

Pubco’s operating results, revenues and expenses may significantly fluctuate, including due to the highly volatile nature of XRP, which could have an adverse effect on the market price of Pubco Class A Common Stock.

•	Our XRP acquisition strategy exposes us to various risks associated with XRP.

•

Many digital assets were only introduced within the past decade, and the medium-to-long-term value of the Pubco Class A Common Stock is subject to a number of factors relating to the capabilities and development of blockchain technologies and to the fundamental investment characteristics of digital assets.

•

Recent developments in the digital asset economy have led to extreme volatility and disruption in digital asset markets, a loss of confidence in participants of the digital asset ecosystem, significant negative publicity surrounding digital assets broadly and market-wide declines in liquidity.

•

Pubco will operate in a highly competitive environment and will compete against companies and other entities with similar strategies, including companies with significant XRP holdings and ETFs and ETPs for XRP and other digital assets, and Pubco’s business, operating results and financial condition may be adversely affected if Pubco is unable to compete effectively.

Summary of Risks Related to XRP and the XRP Ledger

•	XRP is a component of a new and rapidly evolving industry, and the value of the Pubco Class A Common Stock depends on the acceptance of XRP.

•	A decline in the adoption of XRP or the XRP Ledger could negatively impact our business and results of operations.

•	Competition from other digital assets, payment systems and private blockchains could negatively affect demand for XRP and adversely impact an investment in the Pubco Class A Common Stock.

•	The launch of central bank digital currencies could reduce demand for XRP and adversely affect the value of our XRP holdings.

•	The fixed supply of XRP may negatively impact the operation of the XRP Ledger.

•	Speculative or momentum-driven trading in XRP may cause extreme volatility and losses for investors.

•	The significant holdings of XRP by Ripple and other early stakeholders could have an adverse effect on the market price of XRP.

Summary of Risks Related to Being a Public Company

•

The market price of Pubco Class A Common Stock may be volatile and decline materially as a result of volatility in XRP or the digital asset markets generally, or for other reasons. You should be aware that you may lose some or all of your investment.

•	Because Pubco will be a holding company whose principal asset is its equity interests in the Company, Pubco will be dependent upon distributions from the Company to pay taxes and other expenses.

•

Pubco’s ability to timely raise capital in the future may be limited, or may be unavailable on acceptable terms, if at all. Pubco’s failure to raise capital when needed could harm its business, operating results and financial condition.

Summary of Risks Related to Governmental Regulation

•

Pubco is subject to laws, regulations and executive orders regarding economic and trade sanctions and anti-bribery that could impair our ability to compete in international markets or subject us to criminal or civil liability if we violate them.

•

XRP and other digital assets are novel assets, which will expose Pubco to significant legal, commercial and regulatory uncertainty, which could materially adversely affect Pubco’s financial position, operations and prospects.

Summary of Risks Related to the Transactions

•	The market price of shares of Pubco Class A Common Stock after the Transactions will be affected by factors different from those currently affecting the market price of SPAC Class A Shares.

•

The consummation of the Business Combination is subject to a number of conditions and if those conditions are not satisfied or waived, the Business Combination Agreement may be terminated in accordance with its terms and the Transactions may not be completed.

•

The Business Combination Agreement contains provisions that limit SPAC from seeking an alternative business combination. If the Transactions are not completed, those restrictions may make it harder for SPAC to complete an alternate business combination before the end of the Combination Period.

•

Neither SPAC nor the SPAC shareholders will have the protection of any indemnification, escrow, price adjustment or other provisions that allow for a post-closing adjustment to be made to the total consideration for the Mergers in the event that any of the representations and warranties in the Business Combination Agreement made by Pubco or the Company or any other party thereto ultimately proves to be inaccurate or incorrect.

Summary of Risks Related to Ownership of Pubco Stock Following the Transactions

•

Immediately after the Closing, a relatively small number of shareholders are expected to control a significant portion of Pubco’s voting power, and may be in a position to control or otherwise significantly influence actions that require shareholder approval and may make decisions that are adverse to other shareholders.

•	Securities of companies formed through mergers with SPACs such as Pubco may experience a material decline in price relative to the share price of the SPACs prior to such merger.

•	Currently, there is no public market for the shares of Pubco Class A Common Stock. Public Shareholders cannot be sure about whether the shares of Pubco Class A Common Stock will develop an active trading market or whether Pubco is able to maintain the listing of Pubco Class A Common Stock in the future even if Pubco is successful in listing Pubco Class A Common Stock on Nasdaq or any other national securities exchange, which could limit investors’ ability to make transactions in shares of Pubco Class A Common Stock and subject Pubco to additional trading restrictions.

Summary of Risks Related to Our Organizational Structure and the Pubco Class A Common Stock

•

In certain circumstances, the Company will be required to make distributions to us and the other holders of Company Units, and the tax distributions that the Company will be required to make may be substantial.

•

Because key holders of Pubco Stock are subject to voting ownership caps, other holders’ relative voting power will be enhanced and may produce governance outcomes that are not aligned with their economic ownership.

•

We will be required to pay the TRA Parties and any other persons that become parties to the Tax Receivable Agreement for certain tax benefits we may receive, and the amounts we may pay could be substantial.

•	We will not be reimbursed for any payments made under the Tax Receivable Agreement in the event that any tax benefits are subsequently disallowed.

•

In certain cases, payments under the Tax Receivable Agreement may be accelerated and/or significantly exceed the actual benefits, if any, we realize in respect of the tax attributes subject to the Tax Receivable Agreement.

Summary of Risks Related to Taxation

•	The SPAC Domestication and/or the SPAC Merger may result in adverse tax consequences for holders of SPAC Class A Shares and SPAC Public Warrants.

•	The 1% excise tax (discussed below) could adversely affect our business and our ability to make distributions.

•	The tax treatment of digital currency is uncertain.

SPAC SUMMARY FINANCIAL INFORMATION

The following table sets forth selected historical financial information derived from SPAC’s audited financial statements as of September 30, 2025, and for the period from October 3, 2024 (inception) through September 30, 2025. You should read the following selected financial data in conjunction with “SPAC’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and the related notes appearing elsewhere in this proxy statement.

Balance Sheets	September 30, 2025
Cash	$361,105
Total current assets	$548,532
Cash and marketable securities held in Trust Account	$234,628,166

Total assets	$235,199,591
Total liabilities	$10,715,994
Class A ordinary shares subject to possible redemption	$234,628,166
Total shareholders’ deficit	$(10,144,569)

Total liabilities, Class A ordinary shares subject to possible redemption and shareholders’ deficit	$235,199,591

Statements of Operations	For the period from October 3, 2024 (inception) through September 30, 2025
Loss from operations	$(1,706,183)
Interest earned on cash and marketable securities held in Trust Account	$3,478,166
Net income	$1,771,983
Basic weighted average shares outstanding, Class A ordinary shares subject to redemption	8,323,204
Basic net income per ordinary share, Class A ordinary shares subject to redemption	$0.11
Diluted weighted average shares outstanding, Class A ordinary shares subject to redemption	8,323,204
Diluted net income per ordinary share, Class A ordinary shares subject to redemption	$0.11
Basic weighted average shares outstanding, Class A & Class B ordinary shares not subject to redemption	7,481,056
Basic net income per ordinary share, Class A & Class B ordinary shares not subject to redemption	$0.11
Diluted weighted average shares outstanding, Class A & Class B ordinary shares not subject to redemption	8,136,934
Diluted net income per ordinary share, Class A & Class B ordinary shares not subject to redemption	$0.11

Statements of Changes in Shareholders’ Deficit

	Class A Ordinary Shares		Class B Ordinary Shares		Additional Paid-in Capital	Accumulated Deficit	Total Shareholders’ Deficit
	Shares	Amount	Shares	Amount
Balance – October 3, 2024 (Inception)	—	$—	—	$—	$—	$—	$—
Issuance of Class B ordinary shares	—	—	7,880,000	788	24,212	—	25,000
Accretion of Class A ordinary shares to redemption amount	—	—	—	—	(10,447,650)	(11,917,411)	(22,365,061)
Capital contribution made by Sponsor related to the interests in founders shares allocated to non-managing members	—	—	—	—	4,621,895	—	4,621,895
Cost of raising capital related to interests in founders shares allocated to non-managing members	—	—	—	—	(4,621,895)	—	(4,621,895)
Sale of Private Placement Units	710,000	71	—	—	7,099,929	—	7,100,000
Fair Value of Public Warrants at issuance	—	—	—	—	3,565,000	—	3,565,000
Allocated value of transaction costs to Class A Shares	—	—	—	—	(241,491)	—	(241,491)
Net income	—	—	—	—	—	1,771,983	1,771,983

Balance – September 30, 2025	710,000	$71	$7,880,000	$788	$—	$(10,145,428)	$(10,144,569)

Statements of Cash Flows	For the period from October 3, 2024 (inception) through September 30, 2025
Cash Flow Data
Net cash used in operating activities	$(349,425)
Net cash used in investing activities	$(231,150,000)
Net cash provided by financing activities	$231,860,530
Non-cash investing and financing activities:
Offering costs included in accrued offering costs	$75,000
Deferred offering costs paid through promissory note – related party	$9,840
Accretion of Class A ordinary shares to redemption value	$22,365,061
Deferred underwriting fee payable	$9,200,000
Deferred offering costs applied to prepaid expenses	$100,600

SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The unaudited pro forma condensed combined financial statements do not necessarily reflect what the combined company’s financial condition or results of operations would have been had the Transactions occurred on the dates indicated. The unaudited pro forma condensed combined financial statements also may not be useful in predicting the future financial condition and results of operations of the combined company. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors. The unaudited pro forma condensed combined financial statements are presented for illustrative purposes only. Please refer to “Unaudited Pro Forma Condensed Combined Financial Information” for more information.

The historical financial statements of each of the Pubco and the Company have been prepared in accordance with U.S. GAAP. The historical financial statements of SPAC have been prepared in accordance with U.S. GAAP. The unaudited pro forma condensed combined financial information reflects U.S. GAAP, the basis of accounting used by the Company.

The unaudited pro forma condensed combined financial information has been prepared using the assumptions below with respect to the potential redemption of Public Shares into cash:

•	Assuming No Redemptions: This presentation assumes that no Public Shareholders exercise redemption rights with respect to their Public Shares upon consummation of the Business Combination.

•

Assuming Maximum Redemptions: This presentation assumes that Public Shareholders holding Public Shares exercise their redemption rights for $     million in the aggregate upon consummation of the Business Combination at a redemption price of approximately $     per share as of December 31, 2025. The Maximum Redemptions scenario reflects the maximum number of Public Shares that can be redeemed and includes all adjustments contained in the No Redemptions scenario and presents additional adjustments to reflect the effect of the Maximum Redemptions scenario.

Both scenarios assume, among other things, that (a) neither SPAC, nor Pubco nor the Company enter into any additional financing arrangements after the date hereof and prior to Closing, (b) Ripple contributes the Contributed XRP as and when required under the Contribution Agreement, (c) all Private Placement Investors fund their commitments as and when required under their Private Placement Subscription Agreements, (d) the Closing SPAC Share Price is $10.00, (e) no shares of Pubco Class A Common Stock are issued pursuant to the Incentive Plan, and (f) neither Ripple nor the Sponsor purchases SPAC Class A Shares in the open market. In addition to the assumptions above, the two tables below assume a Closing XRP Price of $     (which would be the Closing XRP Price if the Business Combination closed on     , 2026).

The following table sets out share ownership of Pubco on a pro forma basis assuming the No Redemptions, 25% Redemptions, 50% Redemptions, 75% Redemptions and Maximum Redemptions scenarios:

Pro Forma Ownership	No Redemptions		25% Redemptions		50% Redemptions		75% Redemptions		Maximum Redemptions
	Shares	Percent	Shares	Percent	Shares	Percent	Shares	Percent	Shares	Percent
SPAC Public Shareholders
Sponsor(1)
Contributor
Contributor Related Party Entity
SBI
Other Advance Funding Subscribers

Total		100.0%		100.0%		100.0%		100.0%		100.0%

(1)

Includes (i) 50,000,000 shares of Pubco Stock that the Sponsor is expected to receive in connection with the Series C Subscription Agreement, and (ii) the forfeiture of 120,000 SPAC Class A Shares, 2,364,000 SPAC Class B Shares and 60,000 SPAC Private Warrants.

The following table sets out summary data derived from the unaudited pro forma condensed combined balance sheet and the unaudited pro forma condensed combined statement of operations. The summary unaudited pro forma condensed combined balance sheet as of December 31, 2025 gives effect to the Transactions as if they had occurred on December 31, 2025. The summary unaudited pro forma condensed combined statement of operations for the year ended December 31, 2025, gives effect to the Transactions as if they had occurred on January 1, 2025.

Pro Forma Combined
	No Redemptions Scenario	Maximum Redemptions Scenario
Summary Unaudited Pro Forma Condensed Combined Statement of Operations Data for Year Ended December 31, 2025
Net loss	$	$
Net loss per share of Class A and Class C common stock – basic and diluted	$	$
Weighted average Class A and Class C common stock outstanding – basic and diluted
Summary Unaudited Pro Forma Condensed Combined Balance Sheet Data as of December 31, 2025
Total assets	$	$
Total liabilities	$	$
Total equity	$	$

RISK FACTORS

The following risk factors may have a material adverse effect on the business, financial condition and results of operations of Pubco, the Company and SPAC following the completion of the Transactions. These risk factors are not exhaustive and investors are encouraged to perform their own investigation with respect to the business, prospects, financial condition and operating results of Pubco’s business, prospects, financial condition and operating results following the completion of the Transactions. You should carefully consider the following risk factors in addition to the other information included or incorporated by reference in this proxy statement/prospectus, including matters addressed in the section entitled “Cautionary Note Regarding Forward-Looking Statements,” before deciding how to vote your shares of SPAC Common Shares. Please see the section entitled “Where You Can Find More Information” in this proxy statement/prospectus. Pubco, the Company and SPAC may face additional risks and uncertainties that are not presently known to them or that they currently deem immaterial, which may also impair Pubco’s business, prospects, financial condition or operating results. The following discussion should be read in conjunction with the consolidated financial statements of Pubco and the Company and the financial statements of SPAC and notes thereto included elsewhere in this proxy statement/prospectus.

Throughout this section, unless otherwise indicated or the context otherwise requires, references to “Pubco,” “we,” “us,” “our,” and other similar terms refer to Pubco and its consolidated subsidiaries, including the Company, after giving effect to the Transactions.

Risks Related to the Business and Strategy of Pubco

Neither Pubco nor the Company has any operating history or has produced any revenues, which make it difficult to evaluate Pubco’s business, future prospects and ability to achieve or maintain profitability in any given period.

Neither Pubco nor the Company has any operating history. As a result, the volatile nature of the price of XRP, which will constitute a substantial part of our assets, makes it difficult to evaluate our future prospects. The Company’s lack of operating history will also make it difficult to accurately forecast the future results of operations, which is subject to a number of uncertainties, including Pubco’s ability to grow its XRP per share (i.e., the amount of XRP attributable to Pubco per fully diluted share) and its yield per token (i.e., the incremental XRP generated by our yield-generating strategies per token deployed over a given period). See “The Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Performance Indicators” for more information on our key performance indicators, or our KPIs.

Pubco’s ability to generate cash flow initially will largely be dependent on its ability to raise capital to acquire additional XRP, to secure participation and contribution from XRP holders through in-kind investments, to access and acquire XRP not held in digital asset trading platforms and to carry out activities aimed at catalyzing the fusion between XRP and traditional capital markets. Pubco’s business strategy may not be realized as quickly as hoped, or even at all. Further, even if we achieve growth, in future periods, that growth could slow or decline for a number of reasons, including, but not limited to, XRP volatility, increased competition, digital assets that compete with and may result in a decline in utilization of XRP or replace XRP, our inability to develop, improve or effectively scale XRP acquisition or to access and acquire XRP not held in digital asset trading platforms, government regulation or Pubco’s failure, for any reason, to continue to take advantage of growth opportunities.

XRP market opportunity estimates and growth forecasts are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. There is no assurance that any estimates driving XRP acquisition strategies will accurately reflect any particular level of revenue or growth prospects for Pubco.

We will encounter risks and difficulties as described in this section. If we do not manage these risks successfully, our business may be adversely impacted. If Pubco’s assumptions regarding these risks and uncertainties and its future growth are incorrect or change adversely, or if Pubco does not address these risks successfully, Pubco’s operating and financial results could differ materially from its expectations, and its business could suffer. If our revenue growth rate, when we are at a revenue generation stage, were to decline significantly or become negative, it could adversely affect our operating results and financial condition. If we are not able to achieve or maintain positive cash flow from operations, or if the price of XRP declines significantly, our business may be adversely impacted and we may require additional financing, which may not be available on favorable terms or at all, may restrict the distribution of dividends or other payments to shareholders, or may be dilutive to our shareholders.

Pubco may not be able to successfully execute its business strategies.

A significant part of Pubco’s strategy is XRP acquisition. However, our XRP acquisition strategy is susceptible to various risks associated with XRP, including the following, which could adversely affect our XRP acquisition strategy.

•	we may experience fluctuations in our results due to XRP price volatility and liquidity;

•	we may compete with others to acquire XRP, and as competition increases, decreased availability or increased prices for acquisition could result;

•	we may experience difficulty in anticipating the timing and availability of XRP acquisition;

•	we may not be able to secure participation and contribution from XRP holders or otherwise access and acquire XRP not held in digital asset trading platforms;

•	we may not be able to obtain further financing, on favorable terms or at all, to finance any of our potential XRP acquisitions; and

•	we may not be able to generate the cash necessary to execute our XRP acquisition strategy.

Moreover, the risks of engaging in an XRP acquisition strategy are relatively novel and have created, and could continue to create, complications due to the lack of experience that third parties have with companies engaging in such a strategy, such as increased costs of director and officer liability insurance or the potential inability to obtain such coverage on acceptable terms in the future. The novelty of acquiring XRP as a primary business model and XRP as an asset may increase the risk of employee or service provider misconduct or error, which may adversely impact the business of Pubco. Employee or service provider misconduct or error could subject us to legal liability, financial losses and regulatory sanctions and could seriously harm our reputation and negatively affect our business. Such misconduct could include engaging in improper or unauthorized transactions or activities, failing to supervise other employees or service providers, improperly using confidential information, as well as improper trading activity. Employee or service provider errors could expose us to the risk of material losses even if the errors are detected.

Moreover, the risk of employee or service provider error or misconduct may be even greater for novel XRP products and services which we may offer in the future. It is not always possible to deter misconduct, and the precautions we take to prevent and detect this activity may not be effective in all cases. If we were found to have not met our regulatory oversight and compliance and other obligations, we could be subject to regulatory sanctions, financial penalties, restrictions on our activities for failure to properly identify, monitor and respond to potentially problematic activity and seriously damage our reputation. Our employees, or any contractors and agents we may contract with, could also commit errors that subject us to financial claims for negligence, as well as regulatory actions, or result in financial liability. Further, allegations by regulatory or criminal authorities of improper trading activities could affect our brand and reputation.

Pubco’s operating results, revenues and expenses may significantly fluctuate, including due to the highly volatile nature of XRP, which could have an adverse effect on the market price of Pubco Class A Common Stock.

Our operating results will be dependent on the broader digital asset and XRP economy. Due to the rapidly evolving nature of digital assets and the volatile price of XRP, which has experienced and continues to experience significant volatility, we expect that our operating results will fluctuate significantly from quarter to quarter in accordance with market sentiments and movements in the broader XRP economy. Digital asset prices, including XRP, have experienced significant and sudden changes, including for example rising prices throughout 2021 followed by steep drawdowns in the fourth quarter of 2021, and throughout 2022, and digital asset prices have continued to fluctuate through 2023, 2024 and to date in 2025. Extreme volatility in the future, including further declines in the trading prices of XRP, could have a material adverse effect on the value of Pubco Class A Common Stock and Pubco Class A Common Stock could lose all or substantially all of its value. Furthermore, negative perception, a lack of stability and standardized regulation in the digital asset economy may reduce confidence in the digital asset economy and may result in greater volatility in the price of XRP and other digital assets, including a depreciation in value. See “—XRP price volatility and sustained declines could cause losses and adversely affect our business, financial condition and ability to execute our strategy.”

We expect that our operating results will continue to fluctuate significantly as a result of a variety of factors, many of which are unpredictable and in certain instances are outside of our control, including:

•	fluctuations in the price of XRP, of which we will have significant holdings, and in which we expect we will continue to make significant purchases and announcements about our transactions in XRP;

•	regulatory, commercial and technical developments related to XRP or the XRP blockchain;

•	investor perception of Pubco, including as compared to investment vehicles that are designed to track the price of XRP, such as spot XRP ETPs;

•	changes in the legislative or regulatory environment or actions by U.S. or non-U.S. governments or regulators, including fines, orders or consent decrees;

•	regulatory changes or scrutiny that impact our ability to offer certain products or services;

•	pricing for or temporary suspensions of products and services we expect to offer in the future in accordance with our strategy;

•	investments we may make in the development of products and services, and sales and marketing;

•

market conditions of, and overall sentiment towards, XRP, including negative publicity, media or social media coverage, or sentiment due to events in or relating to, or perception of, XRP or the broader digital assets industry, for example: (i) public perception that digital assets can be used as a vehicle to circumvent sanctions, including sanctions imposed on Russia or certain regions related to the ongoing conflict between Russia and Ukraine, or to fund criminal or terrorist activities, such as the purported use of digital assets by Hamas to fund its terrorist attack against Israel in October 2023; (ii) previous, pending or expected civil, criminal, regulatory enforcement or other high profile actions against major participants in the digital assets ecosystem, including the SEC’s dismissed enforcement actions against Coinbase, Inc., Payward Inc. and Payward Ventures Inc. (together known as “Kraken”), and Binance Holdings Ltd., BAM Trading Services and BAM Management US Holdings, Inc.; and (iii) additional filings for bankruptcy protection or bankruptcy proceedings of major digital asset industry participants, such as the bankruptcy proceeding of FTX Trading Ltd. and its affiliates.

•

investment and trading activities, such as (i) trading activities of highly active retail and institutional users, speculators, validators and investors; (ii) actual or expected significant dispositions of XRP by large holders, including the expected liquidation of digital assets associated with entities that have filed for bankruptcy protection, such as FTX Trading Ltd., which in late 2023 and early 2024 sold several billion dollars’ worth of digital assets, including Bitcoin, and the transfer and sale of Bitcoin associated with significant hacks, seizures or forfeitures, such as the transfers of Bitcoin to (a) creditors of the hacked digital asset trading platform Mt. Gox which began in July 2024, (b) claimants following restitution proceedings allocating $9 billion of recovered Bitcoin related to a 2016 hack of the Bitfinex digital asset trading platform, (c) the German government following the seizure of about 50,000 Bitcoin in January 2024 from the operator of the website Movie2k.to, or (d) the government of the United Kingdom after £5 billion worth of Bitcoin seizures from criminal defendants, (e) the United States government after the Southern District of New York seized 51,680 Bitcoin in late 2021 and early 2022 from a defendant convicted of wire fraud or (f) the U.S. Department of Justice which in January 2025 gained approval from the Northern District Court of California to liquidate 69,370 Bitcoin seized from the Silk Road marketplace; and (iii) actual or perceived manipulation of the spot or derivative markets for XRP or spot XRP ETPs;

•	macroeconomic conditions, including interest rates, inflation and central banking policies;

•

regulatory, legislative, enforcement and judicial actions that adversely affect the price, ownership, transferability, trading volumes, legality or public perception of XRP, or that adversely affect the operations of or otherwise prevent digital asset custodians, trading venues, lending platforms or other digital assets industry participants from operating in a manner that allows them to continue to deliver services to the digital assets industry;

•	the development and introduction of existing and new products and services by our competitors;

•

competition from other digital assets that exhibit better speed, security, scalability or energy efficiency, that feature other more favored characteristics, that are backed by governments, including the U.S. government, or reserves of fiat currencies, or that represent ownership or security interests in physical assets;

•

a decrease in the price of other digital assets, including stablecoins, or the crash or unavailability of stablecoins that are used as a medium of exchange for XRP purchase and sale transactions, such as the temporary or total loss of value of certain stablecoins in recent years, including to the extent the decrease in the price of such other digital assets or the unavailability of such stablecoins may cause a decrease in the price of XRP or adversely affect investor confidence in digital assets generally;

•

disruptions, failures, unavailability or interruptions in service of trading venues for digital assets, such as, for example, the announcement by the digital asset trading platform FTX Trading Ltd. that it would freeze withdrawals and transfers from its accounts and subsequent filing for bankruptcy protection and the SEC enforcement action brought against Binance Holdings Ltd., BAM Trading Services Inc. and BAM Management US Holdings, Inc., which initially sought to freeze all of its assets during the pendency of the enforcement action and has since resulted in the U.S. platform discontinuing all fiat deposits and withdrawals in the U.S.;

•	the development and introduction of new products and services by us;

•	our ability to control costs, including our operating expenses incurred to grow and expand our operations and to remain competitive;

•	system failure, outages or interruptions, including with respect to our XRP custodian and our platforms, including those due to third-party actions;

•

our lack of control over decentralized or third-party networks, distributed ledgers or third-party infrastructure (including the XRP Ledger and any related protocols), which may experience downtime, cyberattacks, critical failures, coding errors, bugs, corrupted data, network congestion, outages, breaches or other similar failures or losses;

•	breaches of security or privacy;

•	transaction congestion or throughput limitations on the XRP Ledger, or increases in network fees designed to deter spam or malicious activity;

•

developments in mathematics or technology, including in artificial intelligence, digital computing, algebraic geometry and quantum computing or new applications of current knowledge in these fields, that could comprise the cryptography underlying the XRP Ledger and other distributed networks on which we rely;

•

legal, commercial and regulatory uncertainty regarding XRP and other digital assets due to their novelty (see “—• XRP and other digital assets are novel assets, which will expose Pubco to significant legal, commercial and regulatory uncertainty, which could materially adversely affect Pubco’s financial position, operations and prospects”);

•

changes in national and international economic and political conditions, including, without limitation, federal government policies, trade tariffs and trade disputes, the adverse impacts attributable to the current conflict between Russia and Ukraine and the economic sanctions adopted in response to the conflict and the broadening of the Israel-Hamas conflict, and the ongoing conflicts in Israel, the Gaza Strip, Syria and Lebanon, to other countries in the Middle East;

•	our ability to establish and maintain any future partnerships, collaborations, joint ventures or strategic alliances with third parties; and

•	our ability to attract and retain talent.

As a result of these factors, it is difficult for us to forecast growth trends accurately and our business and future prospects are difficult to evaluate, particularly in the short term.

Further, we cannot predict what further action may be taken with respect to tariffs or trade relations between the U.S. and other governments. Any such changes could fundamentally alter the competitive and regulatory landscape in which we operate, and political tensions as a result of trade policies could reduce trade volume, investment, technological exchange and other economic activities between major international economies, resulting in a material adverse effect on global economic conditions and the stability of global financial markets, all of which could potentially having a material adverse effect on our business, financial condition and results of operation.

In addition, the stock market and the markets for both XRP-influenced and technology companies have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies in those markets. In particular, future trading prices in Pubco Class A Common Stock may reflect market dynamics that are not connected to valuation methods commonly associated with operating companies in similar industries or with companies engaged predominantly in passive investments in XRP or other commodities, such as ETFs. Equity market capitalizations of other such companies are often in excess of stockholders’ equity calculated in accordance with U.S. GAAP, and in excess of valuations that might traditionally be expected based on their operating performances, cash flows and net assets. Investors may therefore be unable to assess the value of the shares of Pubco Class A Common Stock or evaluate the risks of an investment in us using traditional or commonly used enterprise valuation methods. We cannot predict how these dynamics may evolve over time, or whether or how long they may last. These market and industry factors may significantly harm the market price of Pubco Class A Common Stock, regardless of our actual operating performance.

Our XRP acquisition strategy exposes us to various risks associated with XRP.

XRP is a highly volatile asset. For example, based on the CME CF XRPUSD_RR benchmark, XRP traded below $0.50 per XRP and above $3.60 per XRP over the 12 months ending on the Signing Date. The trading price of XRP also fluctuated significantly during 2024—monthly data show lows around $0.42 in July and highs around $2.71 in December. As of the Signing Date, XRP closed around $2.39 per XRP, up approximately 29,775% in U.S. dollar terms since August 7, 2015 (when XRP was about $0.008). Volatility may continue in the future and historical trends could reverse dramatically. See “—Pubco’s operating results, revenues and expenses may significantly fluctuate, including due to the highly volatile nature of XRP, which could have an adverse effect on the market price of Pubco Class A Common Stock.”

Our XRP holdings may significantly impact our financial results and in turn may impact the market price of Pubco Class A Common Stock. If we continue to increase our overall holdings of XRP relative to the other parts of our business in the future, our XRP holdings will have an even greater impact on our financial results and the market price of Pubco Class A Common Stock. We intend to purchase additional XRP and increase our overall holdings of XRP in the future. The concentration of our XRP holdings limits the risk mitigation that we could take advantage of by purchasing a more diversified portfolio of treasury assets, and the absence of diversification enhances the risks inherent in our XRP acquisition strategy. See “—Pubco’s operating results, revenues and expenses may significantly fluctuate, including due to the highly volatile nature of XRP, which could have an adverse effect on the market price of Pubco Class A Common Stock.” See also “—XRP price volatility and sustained declines could cause losses and adversely affect our business, financial condition and ability to execute our strategy.”

In addition, our XRP acquisition strategy has not been tested by us to date. While certain issuers have operating histories that involve a digital asset acquisition strategy that may be comparable to the XRP acquisition strategy Pubco intends to execute, these have not been tested over an extended period of time or under different market conditions. We will continuously examine the risks and rewards of our XRP acquisition strategy. For example, some investors and other market participants may disagree with our XRP acquisition strategy or actions we undertake to implement it. If XRP prices were to decrease or our XRP acquisition strategy otherwise proves unsuccessful, our financial condition, results of operations and the market price of Pubco Class A Common Stock may be materially adversely impacted. See also “—Our ability to meet our financial obligations depend in part on the market value and perception of XRP, which may fluctuate significantly.”

Moreover, our XRP acquisition strategy will expose us to the risk of non-performance by counterparties, whether contractual or otherwise. Risk of non-performance includes the inability or refusal of a counterparty to perform for any reason, including because of a deterioration in the counterparty’s financial condition and liquidity. Custodians, or other counterparties might fail to perform in accordance with the terms of future agreements with them, which could result in a loss of XRP, a loss of the opportunity to generate funds, or other losses. Although we expect to implement various measures that are designed to mitigate our counterparty risks, including by storing XRP in custody accounts at custodians that service institutions, applicable insolvency law is not fully developed with respect to the holding of digital assets in custodial accounts. While all of our custodians are expected to be subject to regulatory regimes intended to protect customers in the event of a custodial bankruptcy, receivership or similar insolvency proceeding, no assurance can be provided that our custodially held XRP will not become part of the custodian’s insolvency estate if one or more of our custodians enters bankruptcy, receivership or similar insolvency proceedings. If our custodially held XRP were nevertheless considered to be the property of our custodians’ estates in the event that any such custodians were to enter bankruptcy, receivership or similar insolvency proceedings, we could be treated as a general unsecured creditor of such custodians, inhibiting our ability to exercise ownership rights with respect to such XRP and this may ultimately result in the loss of the value related to some or all of such XRP. Even if we are able to prevent our XRP from being considered the property of a custodian’s bankruptcy estate as part of an insolvency proceeding, it is possible that we would still be delayed or may otherwise experience difficulty in accessing our XRP held by the affected custodian during the pendency of the insolvency proceedings. Any such outcome could have a material adverse effect on our financial condition and the market price of Pubco Class A Common Stock.

Our primary counterparty risk with respect to our XRP is expected to be custodian performance obligations under the custody arrangements we will enter into. Additionally, if we pursue any strategies to create income streams or otherwise generate funds using our XRP holdings, we would become subject to additional counterparty risks. Any significant non-performance by counterparties, including in particular the custodians with which we custody substantially all of our XRP, could have a material adverse effect on our business, prospects, financial condition and operating results. See “The Company will face risks relating to the custody of its XRP, including the loss or destruction of private keys required to access our XRP and cyberattacks or other data loss relating to our XRP. If the Company or its third-party service providers experience a security breach or cyberattack and unauthorized parties obtain access to the Company’s XRP, or if the Company’s private keys are lost or destroyed, or other similar circumstances or events occur, including the ability to reverse engineer private keys, The Company may lose some or all of its XRP and the Company’s financial condition and results of operations could be materially adversely affected.”

The broader digital assets industry is subject to counterparty risks, which could adversely impact the adoption rate, price and use of XRP. For example, a series of high-profile bankruptcies, closures, liquidations, regulatory enforcement actions and other events relating to companies operating in the digital asset industry, including the filings for bankruptcy protection by Three Arrows Capital, Celsius Network, Voyager Digital, BlockFi Lending, Core Scientific, FTX Trading, Alameda Research and Genesis Global Capital, the closure or liquidation of certain financial institutions that provided lending and other services to the digital assets industry, including Silicon Valley Bank, Signature Bank and Silvergate Bank, the potential of SEC enforcement actions, the placement of Prime Trust, LLC into receivership following a cease-and-desist order issued by Nevada’s Department of Business and Industry, and the filing and subsequent settlements of lawsuits by the New York Attorney General against Galaxy Digital Holdings, Genesis Global Capital, Genesis’ parent company Digital Currency Group, Inc., and former partner Gemini Trust Company, had highlighted the counterparty risks applicable to owning and transacting in digital assets. Bankruptcies, closures, liquidations and other events may impact our access to XRP and could negatively impact the adoption rate and use of XRP. Additional bankruptcies, closures, liquidations, regulatory enforcement actions or other events involving participants in the digital assets industry in the future may further negatively impact the adoption rate, price and use of XRP, limit the availability to us of financing collateralized by XRP or create or expose additional counterparty risks.

Many digital assets, including XRP, were only introduced relatively recently, and the medium-to-long-term value of the Pubco Class A Common Stock is subject to a number of factors relating to the capabilities and development of blockchain technologies and to the fundamental investment characteristics of digital assets.

Many digital assets, including XRP, were only introduced relatively recently, and the medium-to-long-term value of the Pubco Class A Common Stock is subject to a number of factors relating to the capabilities and development of blockchain technologies, such as the recentness of their development; their dependence on the internet and other technologies; their dependence on the role played by users, developers and validators; and the potential for malicious activity. For example, the realization of one or more of the following risks could materially adversely affect the value of the Pubco Class A Common Stock:

•

Digital asset networks, including networks and networks utilizing the XRP Ledger, and the software used to operate them are in the early stages of development. In particular, XRP and the XRP Ledger were only first launched in 2012. Given the recentness of the development of digital asset networks, digital assets may not function as intended and parties may be unwilling to use digital assets, which would dampen the growth, if any, of digital asset networks. Because XRP is a digital asset, the value of the Pubco Class A Common Stock is subject to a number of factors relating to the fundamental investment characteristics of digital assets, including the fact that digital assets are bearer instruments and loss, theft, compromise, or destruction of the associated private keys could result in permanent loss of the asset.

•

Digital asset networks are dependent upon the internet. A disruption of the internet or a digital asset network, such as the XRP Ledger, would affect the ability to transfer digital assets, including XRP, and, consequently, a disruption may impact their value.

•

The acceptance of software patches or upgrades by a significant, but not overwhelming, percentage of the users and validators in a digital asset network, such as the XRP Ledger, could theoretically result in a “fork” in such network’s blockchain, including the XRP Ledger, resulting in the operation of multiple separate networks.

•

Governance of the XRP Ledger is by voluntary consensus. As a result, there may be a lack of consensus or clarity on the governance of the XRP Ledger, which may stymie the XRP Ledger’s utility and ability to grow and face challenges. In particular, it may be difficult to find solutions or marshal sufficient effort to overcome any future problems on the XRP Ledger, especially long-term problems.

•

Unlike many other blockchain networks, validators on the XRP Ledger are not directly compensated for their participation in the consensus process. Running a validator on the XRP Ledger is generally considered a voluntary contribution to the health and decentralization of the network. Participants run validators for reasons other than direct financial gain, such as supporting the network’s decentralization, ensuring its security, or for reputational benefits within the XRP community. However, because there is no financial incentive for entities or individuals to maintain validators, there is no guarantee that such entities or individuals will continue to run validators. To the extent that a significant number of entities or individuals stop running validators, there would be serious negative consequences to the XRP Ledger’s functionality, security and overall existence.

•

Many digital asset networks, including the XRP Ledger, face significant scaling challenges and are being upgraded with various features designed to increase the speed of digital asset transactions and the number of transactions that can be processed in a given period (known as “throughput”). These attempts to increase the volume of transactions may not be effective, and such upgrades may fail, resulting in potentially irreparable damage to the XRP Ledger and the price of XRP.

•

In the past, flaws in the source code for digital assets have been exposed and exploited, including flaws that disabled some functionality for users, exposed users’ personal information and/or resulted in the theft of users’ digital assets. The cryptography underlying the XRP Ledger could prove to be flawed or ineffective, or developments in mathematics and/or technology, including advances in digital computing, algebraic geometry and quantum computing, could result in such cryptography becoming ineffective. In any of these circumstances, a malicious actor may be able to compromise the security of the XRP Ledger or take Pubco’s XRP, which would adversely affect the value of the Pubco Class A Common Stock. Moreover, functionality of the XRP Ledger may be negatively affected such that it is no longer attractive to users, thereby dampening demand for XRP. Even if another digital asset other than XRP were affected by similar circumstances, any reduction in confidence in the source code or cryptography underlying digital assets generally could negatively affect the demand for digital assets and therefore adversely affect the value of the Pubco Class A Common Stock

Moreover, because digital assets, including XRP, have been in existence for a relatively short period of time and are continuing to develop, there may be additional risks in the future that are impossible to predict as of the date of this prospectus. The broader digital assets industry, including the technology associated with digital assets, the rate of adoption and development of and use cases for, digital assets, market perception of digital assets and the legal, regulatory, and accounting treatment of digital assets are constantly developing and changing, and there may be additional risks in the future that are not possible to predict. See “—• XRP and other digital assets are novel assets, which will expose Pubco to significant legal, commercial and regulatory uncertainty, which could materially adversely affect Pubco’s financial position, operations and prospects.”

Recent developments in the digital asset economy have led to extreme volatility and disruption in digital asset markets, a loss of confidence in participants of the digital asset ecosystem, significant negative publicity surrounding digital assets broadly and market-wide declines in liquidity.

Beginning in the fourth quarter of 2021, and continuing throughout 2022 and 2023, digital asset prices fell precipitously. This has led to volatility and disruption in the digital asset markets and financial difficulties for several prominent industry participants, including digital asset trading platforms, hedge funds and lending platforms. For example, in the first half of 2022, digital asset lenders Celsius Network LLC and Voyager Digital Ltd. and digital asset hedge fund Three Arrows Capital each declared bankruptcy, and the stablecoin TerraUSD collapsed. These events caused a loss of confidence in participants in the digital asset ecosystem, negative publicity surrounding digital assets more broadly, and market-wide declines in digital asset trading prices and liquidity.

Thereafter, in November 2022, FTX, the third largest digital asset trading platform by volume at the time, halted customer withdrawals amid rumors of the company’s liquidity issues and likely insolvency. Shortly thereafter, FTX’s CEO resigned and FTX and numerous affiliates of FTX filed for bankruptcy. The U.S. Department of Justice subsequently brought criminal charges, including charges of fraud, violations of federal securities laws, money laundering, and campaign finance offenses, against FTX’s former CEO and others. Subsequently, in November 2023, FTX’s CEO was found guilty by a federal jury on all seven criminal counts against him, including fraud and conspiracy to commit wire fraud, conspiracy to commit securities fraud, conspiracy to commit commodities fraud, and conspiracy to commit money laundering. FTX is also under investigation by the SEC, the Justice Department, and the Commodity Futures Trading Commission, as well as by various regulatory authorities in the Bahamas, Europe and other jurisdictions. In response to these events, the digital asset markets have experienced extreme price volatility and declines in liquidity, and regulatory and enforcement scrutiny has increased, including from the DOJ, the SEC, the CFTC, the White House and Congress. Following FTX’s bankruptcy filing, several other entities in the digital asset industry filed for bankruptcy, such as BlockFi Inc. and Genesis Global Capital, LLC. Additionally, in November 2023, the DOJ, CFTC and U.S. Department of the Treasury settled charges against Binance for violations of U.S. AML and sanctions laws, among other alleged violations. The SEC also brought charges against Genesis Global Capital, LLC and Gemini Trust Company, LLC on January 12, 2023, for their alleged unregistered offer and sale of securities to retail investors.

The collapse of TerraUSD and the bankruptcy filings of FTX, Celsius, Voyager and BlockFi have resulted in calls for heightened scrutiny and regulation of the digital asset industry, with a specific focus on digital asset trading platforms, and custodians. Federal and state legislatures and regulatory agencies are expected to introduce and enact new laws and regulations to regulate digital asset intermediaries, such as digital asset trading platforms and custodians. The U.S. regulatory regime— Board of Governors of the Federal Reserve, the U.S. Congress and certain U.S. agencies (e.g., the SEC, the CFTC, the Financial Crimes Enforcement Network (“FinCEN”), the Office of the Comptroller of the Currency, the Federal Deposit Insurance Corporation and the Federal Bureau of Investigation) as well as the White House—have issued reports and releases concerning digital assets, including XRP and digital asset markets. However, the extent and content of any forthcoming laws and regulations are not yet ascertainable with certainty and may not be ascertainable in the near future. It is possible that new laws and increased regulation and regulatory scrutiny may require Pubco to comply with certain regulatory regimes or devote increased time and attention to regulatory matters, which could result in new costs for Pubco. New laws, regulations and regulatory actions could significantly restrict or eliminate the market for, or uses of, digital assets including XRP, which could have a negative effect on the price of XRP, which in turn would have a negative effect on the value of the Pubco Class A Common Stock. These events are continuing to develop at a rapid pace and it is not possible to predict at this time all of the risks that they may pose to Pubco or to the digital asset industry as a whole.

In addition, recent macroeconomic and political developments, including tariff-related and broader trade-policy uncertainty associated with President Donald Trump’s administration, have contributed to “risk-off” market conditions and increased volatility across financial markets, including digital asset markets, which has adversely affected the price of XRP. For example, XRP traded at approximately $2.85 in early September 2025 and was approximately $1.64 as of February 2, 2026 (and traded as low as approximately $1.58 on January 30, 2026), reflecting a material decline and significant volatility over that period. Continued uncertainty regarding tariffs, trade relations, geopolitical developments and other political events could further reduce market liquidity and investor risk appetite, and could cause additional declines in the price of XRP. In the short term, lower XRP pricing may result in decreased investor interest in the Company’s common stock, lower trading volumes, difficulty raising additional capital on favorable terms and challenges in borrowing against XRP holdings. Therefore, any sustained decline in the price of XRP could adversely affect our ability to execute our short- and long-term business plans (including by making it more difficult for us to raise capital on acceptable terms, pursue strategic opportunities or monetize XRP holdings without realizing losses), and could adversely affect the market price of Pubco Class A Common Stock.

Continued disruption and instability in the digital asset markets as these events develop, including further declines in the trading prices and liquidity of XRP, could have a material adverse effect on the value of the Pubco Class A Common Stock, and the Pubco Class A Common Stock could lose all or substantially all of their value.

Pubco will operate in a highly competitive environment and will compete against companies and other entities with similar strategies, including companies with significant holdings of XRP and/or other digital assets and ETFs and ETPs for XRP and other digital assets, and Pubco’s business, operating results and financial condition may be adversely affected if Pubco is unable to compete effectively.

The digital assets industry is highly innovative, rapidly evolving and characterized by healthy competition, experimentation, changing customer needs, frequent introductions of new products and services, and subject to uncertain and evolving industry and regulatory requirements. We expect competition to further intensify in the future. We compete against a number of companies operating both within the United States and abroad, and both those that focus on traditional financial services and those that focus on XRP-based services. Our main competition falls into the following categories:

•	traditional financial firms that have entered the XRP market in recent years and offer overlapping features targeted at our future customers;

•	financial technology providers that do not focus on XRP and may attempt to position themselves as a safer alternative to our future products and services;

•	companies with significant holdings of XRP and/or other digital assets;

•

companies focused on the XRP market, some of whom choose to operate outside of local rules and regulations or in jurisdictions with less stringent local rules and regulations and are potentially able to more quickly adapt to trends and to develop new XRP-based products and services due to a different standard of regulatory scrutiny;

•

newly launched or recently formed “digital asset treasury strategy” businesses (including publicly traded companies and SPAC vehicles) that raise capital and seek to acquire and hold XRP and/or other digital assets as a core part of their strategy; and

•

the emergence or growth of digital assets other than XRP may have a material adverse effect on our financial condition and the numerous alternative digital assets and many entities, including consortiums and financial institutions, which are researching and investing resources into private or permissioned blockchain platforms or digital assets that use proof-of-work mining like the Bitcoin network or utilize a “proof-of-stake” mechanism similar to Ethereum.

In particular, in recent periods, a growing number of companies and investment vehicles have adopted or announced “digital asset treasury strategy” business models under which they raise capital in the public markets and use proceeds to acquire and hold significant positions in particular digital assets, including VivoPower International PLC and Webus International Limited. The recent launch of, and increased investor interest in, such digital asset treasury strategy businesses—whether focused on XRP or other digital assets—may increase competition for investor capital and market attention and could adversely affect us. These competitors may be viewed by investors as more attractive vehicles for obtaining exposure to XRP (or digital assets generally), may have different fee structures, leverage profiles or liquidity characteristics, and may be able to raise capital on terms more favorable than we can. Moreover, new entrants with greater financial resources or different strategic approaches could impact the Company’s market position and ability to execute its strategy. As a result, we may face increased difficulty raising capital, acquiring XRP on attractive terms or maintaining investor demand for Pubco Class A Common Stock. Further, to the extent any of these treasury strategy businesses accumulate, hold or dispose of significant amounts of XRP, their activities could contribute to XRP price volatility and liquidity dislocations, which could, in turn, adversely affect the value of our XRP holdings and the market price of Pubco Class A Common Stock.

If we are unable to compete successfully, or if competing successfully requires us to take costly actions in response to the actions of our competitors, our business, operating results and financial condition could be adversely affected.

Moreover, the range of options to gain exposure to XRP may expand in the future. If investors choose to gain such exposure through ETPs, companies with significant XRP holdings or other similar strategies, rather than shares of Pubco Class A Common Stock, Pubco’s business, operating results and financial condition may be adversely affected. Investors may view Pubco Class A Common Stock as an alternative to an investment in an ETP, and choose to purchase shares of a spot XRP ETP instead of Pubco Class A Common Stock. They may do so for a variety of reasons, including if they believe that ETPs offer a “pure play” exposure to XRP that is generally not subject to federal income tax at the entity level as we may be, or the other risks that may affect other parts of our business. Additionally, unlike spot XRP ETPs:

•	we do not seek for our shares of Pubco Class A Common Stock to passively track the value of the underlying XRP we hold before payment of expenses and liabilities;

•

we do not benefit from various exemptions and relief under the Exchange Act, including Regulation M, and other securities laws, which enable ETPs to continuously align the value of their shares to the price of the underlying assets they hold through share creation and redemption;

•	we are a Nevada corporation rather than a statutory trust, and do not operate pursuant to a trust agreement that would require us to pursue one or more stated investment objectives; and

•

we are not required to provide daily transparency as to our XRP holdings or our daily net asset value. Furthermore, recommendations by broker-dealers to buy, hold or sell complex products and non-traditional ETPs, or an investment strategy involving such products, may be subject to additional or heightened scrutiny that would not be applicable to broker-dealers making recommendations with respect to Pubco Class A Common Stock.

Based on how we are viewed in the market relative to ETPs, and other vehicles which offer economic exposure to XRP, such as XRP futures ETFs, leveraged XRP futures ETFs and similar vehicles offered on international exchanges, any premium or discount in Pubco Class A Common Stock relative to the value of our XRP holdings may increase or decrease in different market conditions. As a result of the foregoing factors, availability of spot ETPs for XRP and other digital assets could have a material adverse effect on the market price of Pubco Class A Common Stock.

If the Company or its third-party service providers experience a security breach or cyberattack and unauthorized parties obtain access to the Company’s XRP, or if the Company’s private XRP keys are lost or destroyed, or other similar circumstances or events occur, including the ability to reverse engineer private keys, the Company may lose some or all of its XRP and the Company’s financial condition and results of operations could be materially adversely affected.

We will hold our XRP with a regulated custodian that has duties to safeguard our private keys. Generally, custodial services contracts do not restrict the ability to reallocate XRP among custodians. However, all of the XRP that we will own will initially be held in custody accounts at BitGo Trust Company, Inc. (“BitGo”), a digital asset custodian servicing institution. In light of the significant amount of XRP we will hold, we may seek to engage additional custodians to achieve a greater degree of diversification in the custody of our XRP as the extent of potential risk of loss is dependent, in part, on the degree of diversification. If there is a decrease in the availability of digital asset custodians that we believe can safely custody our XRP, for example, due to regulatory developments or enforcement actions that cause custodians to discontinue or limit their services in the United States, we may need to enter into agreements that are less favorable or take other measures to custody our XRP, and our ability to seek a greater degree of diversification in the use of custodial services could be materially adversely affected.

Insurance to cover losses of our future XRP holdings, if any, will be shared among all of BitGo’s clients and as such will likely only cover a small fraction of the value of the entirety of the XRP holdings, and there can be no guarantee that such insurance may be obtained or maintained as part of the custodial services we will have or that such coverage will cover losses with respect to our XRP. Moreover, our use of custodians exposes us to the risk that the XRP our custodians will hold on our behalf could be subject to insolvency proceedings and we could be treated as a general unsecured creditor of the custodian, inhibiting our ability to exercise ownership rights with respect to such XRP. Any loss associated with such insolvency proceedings is unlikely to be covered by any insurance coverage we will maintain related to our XRP.

XRP is controllable only by the possessor of both the unique public key and private key(s) relating to the local or online digital wallet in which the XRP is held. While the XRP Ledger requires the public address associated with a wallet to be visible once that wallet initiates a transaction, private keys must be safeguarded and kept private in order to prevent a third party from accessing the XRP held in such wallet. To the extent the private key(s) for a digital wallet are lost, destroyed or otherwise compromised and no backup of the private key(s) is accessible, neither we nor our custodians will be able to access the XRP held in the related digital wallet. Furthermore, we cannot provide assurance that our digital wallets, nor the digital wallets of our custodians held on our behalf, will not be compromised as a result of a cyberattack. The XRP Ledger, and blockchain networks more broadly, have been and may in the future be subject to cyberattacks, network disruptions or other malicious activities that could result in loss or theft of XRP or other digital assets.

Security breaches and cyberattacks are of particular concern with respect to our XRP. XRP and other blockchain-based digital assets and the entities that provide services to participants in the XRP ecosystem have been, and may in the future be, subject to security breaches, cyberattacks or other malicious activities. For example, in October 2021 it was reported that hackers exploited a flaw in the account recovery process and stole from the accounts of at least 6,000 customers of Coinbase , although the flaw was subsequently fixed and Coinbase reimbursed affected customers. Similarly, in November 2022, hackers exploited weaknesses in the security architecture of the FTX Trading Ltd. digital asset trading platform and reportedly stole over $400 million in digital assets from customers. In 2024, hackers stole an estimated total of $2.2 billion in digital assets from digital asset platforms. In February 2025, $1.5 billion of digital assets was stolen from a single digital asset trading platform, Bybit, operated by Bybit Fintech Limited. A successful security breach or cyberattack could result in:

•	a partial or total loss of our XRP in a manner that may not be covered by insurance or the liability provisions of the custody agreements with the custodians who hold our XRP;

•	harm to our reputation and brand;

•	improper disclosure of data and violations of applicable data privacy and other laws; or

•	significant regulatory scrutiny, investigations, fines, penalties and other legal, regulatory, contractual and financial exposure.

Further, any actual or perceived data security breach or cybersecurity attack directed at other companies with digital assets or companies that operate digital asset networks, regardless of whether we are directly impacted, could lead to a general loss of confidence in the broader XRP blockchain ecosystem or in the use of the XRP Ledger to conduct financial transactions, which could negatively impact us.

Attacks upon systems across a variety of industries, including industries related to XRP, are increasing in frequency, persistence and sophistication, and, in many cases, are being conducted by sophisticated, well-funded and organized groups and individuals, including state actors. The techniques used to obtain unauthorized, improper or illegal access to systems and information (including personal data and digital assets), disable or degrade services, or sabotage systems are constantly evolving, may be difficult to detect quickly, and often are not recognized or detected until after they have been launched against a target. These attacks may occur on our systems or those of our third-party service providers or partners. We may experience breaches of our security measures due to human error, malfeasance, insider threats, system errors or vulnerabilities or other irregularities. In particular, unauthorized parties may attempt to gain access to our systems and facilities, as well as those of our partners and third-party service providers, through various means, such as hacking, social engineering, phishing and fraud. Threats can come from a variety of sources, including criminal hackers, hacktivists, state-sponsored intrusions, industrial espionage and insiders. In addition, certain types of attacks could harm us even if our systems are left undisturbed. For example, certain threats are designed to remain dormant or undetectable, sometimes for extended periods of time or until launched against a target and we may not be able to implement adequate preventative measures. The risk of cyberattacks could also be increased by cyberwarfare in connection with the ongoing Russia-Ukraine and Israel-Hamas conflicts, or other future conflicts, including potential proliferation of malware into systems unrelated to such conflicts. Any future breach of our operations or those of others in the XRP industry, including third-party services on which we rely, could materially and adversely affect our business, results of operations and financial condition.

The price of XRP may be affected due to stablecoins (including Tether and USDC), the activities of stablecoin issuers and their regulatory treatment.

While Pubco does not intend to invest in stablecoins, it may nonetheless be exposed to risks that stablecoins pose for the XRP market and other digital asset markets. Stablecoins are digital assets designed to have a stable value over time as compared to typically volatile digital assets, and are typically marketed as being pegged to a fiat currency, such as the U.S. dollar, at a certain value. Although the prices of stablecoins are intended to be stable, their market value may fluctuate. This volatility has in the past apparently impacted the price of XRP. Stablecoins are a relatively new phenomenon and it is impossible to know all of the risks that they could pose to participants in the XRP market. In addition, some have argued that some stablecoins, particularly Tether, are improperly issued without sufficient backing in a way that, when the stablecoin is used to pay for XRP, could cause artificial rather than genuine demand for XRP, artificially inflating the price of XRP, and also argue that those associated with certain stablecoins may be involved in laundering money. On February 17, 2021, the New York Attorney General entered into an agreement with Tether’s operators, requiring them to cease any further trading activity with New York persons and pay $18.5 million in penalties for false and misleading statements made regarding the assets backing Tether. On October 15, 2021, the CFTC announced a settlement with Tether’s operators in which they agreed to pay $42.5 million in fines to settle charges that, among others, Tether’s claims that it maintained sufficient U.S. dollar reserves to back every Tether stablecoin in circulation with the “equivalent amount of corresponding fiat currency” held by Tether were untrue.

USDC is a reserve-backed stablecoin issued by Circle Internet Financial that is commonly used as a method of payment in digital asset markets, including the XRP market. While USDC is designed to maintain a stable value at US $1.00 at all times, on March 10, 2023, the value of USDC fell below US $1.00 for multiple days after Circle Internet Financial disclosed that US$3.3 billion of the USDC reserves were held at Silicon Valley Bank, which had entered FDIC receivership earlier that day. Stablecoins are reliant on the U.S. banking system and U.S. treasuries, and the failure of either to function normally could impede the function of stablecoins, and therefore could adversely affect the value of the Pubco Class A Common Stock.

Given the foundational role that stablecoins play in global digital asset markets, their fundamental liquidity can have a dramatic impact on the broader digital asset market, including the market for XRP. Because a large portion of the digital asset market still depends on stablecoins such as Tether and USDC, there is a risk that a disorderly de-pegging or a run on Tether or USDC could lead to dramatic market volatility in digital assets more broadly. Volatility in stablecoins, operational issues with stablecoins (for example, technical issues that prevent settlement), concerns about the sufficiency of any reserves that support stablecoins or potential manipulative activity when unbacked stablecoins are used to pay for other digital assets (including XRP), or regulatory concerns about stablecoin issuers or intermediaries, such as digital asset trading platforms, that support stablecoins, could impact individuals’ willingness to trade on trading venues that rely on stablecoins, reduce liquidity in the XRP market, and affect the price of XRP, and in turn impact an investment in the Pubco Class A Common Stock.

Our ability to meet our financial obligations depend in part on the market value and perception of XRP, which may fluctuate significantly.

As part of our XRP strategy, we may incur indebtedness and other fixed charges. On November 6, 2025, Pubco entered into the Evernorth Facility Agreement and the Company entered into the Company Facility Agreement (each as defined below), each of which were subsequently amended on February 11, 2026, under which we may borrow up to an aggregate of $8.0 million. See “Certain Relationships and Related Party Transactions—The Company’s Relationships and Related Party Transactions.” If our businesses do not generate cash flow in future periods sufficient to satisfy our financial obligations, including our debt and other financial obligations, we intend to fund our obligations using cash flow generated by equity or debt financings. Our ability to obtain equity or debt financing may in turn depend on, among other factors, the value of our XRP holdings, investor sentiment and the general public perception of XRP, our strategy and our value proposition. Accordingly, a significant decline in the market value of our XRP holdings or a negative shift in these other factors may create liquidity and credit risks, as such a decline or such shifts may adversely impact our ability to secure sufficient equity or debt financing to satisfy our financial obligations, including our debt and other financial obligations.

These risks could materialize at times when XRP is trading below its carrying value on our most recent balance sheet or below our cost basis. As XRP will constitute a substantial part of our balance sheet, if we are unable to generate revenue from our anticipated XRP-related activities and services or secure equity or debt financing in a timely manner, on favorable terms, or at all, we may be required to sell XRP to satisfy these obligations. Any such sale of XRP may have a material adverse effect on our operating results and financial condition, and could impair our ability to secure additional equity or debt financing in the future. Our inability to secure additional equity or debt financing in a timely manner, on favorable terms or at all, or to sell our XRP in amounts and at prices sufficient to satisfy our financial obligations, including our debt service obligations, could cause us to default under such obligations. Any default on our indebtedness may have a material adverse effect on our financial condition.

XRP price volatility and sustained declines could cause losses and adversely affect our business, financial condition and ability to execute our strategy.

The XRP market has been characterized by significant volatility and unexpected price movements, and has previously experienced significant declines. XRP may become more volatile and less liquid in a very short period of time. As previously discussed in this section, a series of recent high-profile bankruptcies, closures, liquidations, regulatory enforcement actions and other events relating to companies operating in the digital asset industry have highlighted the counterparty risks applicable to owning and transacting in digital assets. See “—Recent developments in the digital asset economy have led to extreme volatility and disruption in digital asset markets, a loss of confidence in participants of the digital asset ecosystem, significant negative publicity surrounding digital assets broadly and market-wide declines in liquidity.”

These bankruptcies, closures, liquidations and other events have created significant volatility in the markets for digital assets generally. Additional bankruptcies, closures, liquidations, regulatory enforcement actions or other events involving participants in the digital assets industry in the future could result in market prices being subject to erratic and abrupt market movement, which could harm our business. Centralized trading platforms allow users to deposit their digital assets to platforms that serve as intermediaries for buyers and sellers whereas decentralized trading platforms allow users to make peer-to-peer digital asset trades while maintaining control of their private keys. When some digital asset trading platforms are viewed as higher risk, that price differential can widen as traders attempt to exploit these differences. Volatility in the price of XRP, as well as the lack of a standard price, could lead consumers to see XRP as an unsafe asset. In addition, if we were to attempt to monetize the XRP we hold on our balance sheet, such price volatility could lead to trading losses, impacting our financial position.

For example, based on aggregate data from U.S. digital asset trading platform markets collected by CoinMarketCap, on January 1, 2024, the price of XRP was approximately $0.50. By November 1, 2024, the price of XRP had increased nearly fourfold to approximately $1.94, and by December 1, 2024, it closed at approximately $2.08. The upward trend continued into 2025, with XRP reaching approximately $2.09 on March 1, 2025, and climbing to approximately $3.03 by July 1, 2025 after hitting an intramonth high of $3.65. The price then declined to approximately $1.64 as of February 2, 2026 (and traded as low as approximately $1.58 on January 30, 2026). Overall, between early 2024 and January 2026, the price of XRP fluctuated from lows near $0.50 to highs exceeding $3.60, reflecting sharp price swings and significant volatility. Such volatility affects the overall value of our XRP holdings and, in turn, could cause volatility in the market price of the Pubco Class A Common Stock.

Because our strategy contemplates holding significant amounts of XRP and may depend on our ability to access capital markets to fund operations, pursue strategic initiatives and opportunistically acquire additional XRP (or make other investments), continued weakness in XRP’s price could reduce the value of our assets, increase the volatility of our financial results, and make it more difficult or more expensive for us to raise additional capital on acceptable terms (or at all), including due to reduced investor demand for our securities or increased dilution at lower valuation levels. In addition, sustained XRP price declines could cause our stock to trade at a significant discount to the value of our XRP holdings, limit our strategic flexibility, and require us to delay, scale back or abandon elements of our long-term business plan (including potential acquisitions, product development and other growth initiatives), any of which could adversely affect our business, financial condition and results of operations and the market price of Pubco Class A Common Stock.

The trading volume of XRP typically increases during periods of extreme volatility. For example, according to aggregate data from U.S. digital asset trading platform markets collected by CoinMarketCap, during November 2024, when the price of XRP rose sharply from approximately $0.51 on October 31, 2024 to approximately $1.94 by November 30, 2024, monthly trading volume surged from approximately $36 billion in October 2024 to more than $256 billion in November 2024. Similarly, during periods of heightened trading activity in 2025, monthly volume exceeded $330 billion in January 2025 and remained above $200 billion through mid-year, coinciding with XRP’s price climbing from approximately $2.08 at the start of the year to intramonth highs of $3.65 in July 2025. Such spikes in trading volume often accompany sharp price movements and can place extreme pressure on trading platforms and related infrastructure, occasionally resulting in temporary disruptions or outages. Outages can lead to increased service expense, reputational damage, regulatory inquiries or actions and other adverse effects, any of which could harm our business.

Pubco’s XRP holdings will be less liquid than its cash and cash equivalents and may not be able to serve as a source of liquidity for Pubco.

A substantial part of Pubco’s assets will be XRP. Historically, the XRP markets have been characterized by significant volatility in price, limited liquidity and trading volumes compared to sovereign currencies markets, relative anonymity, a developing regulatory landscape, potential susceptibility to market abuse and manipulation, compliance and internal control failures at digital asset trading platforms and various other risks inherent in its entirely electronic, virtual form and decentralized network. During times of market instability, we may not be able to sell our XRP at favorable prices or at all. For example, a number of digital assets trading venues temporarily halted deposits and withdrawals in 2022, although notably, others such as Coinbase , have, to date, not done so. As a result, our XRP holdings may not be able to serve as a source of liquidity for us to the same extent as cash and cash equivalents.

Further, XRP held by custodians, including our custodians, does not enjoy the same protections as are available to cash or securities deposited with or transacted by institutions subject to regulation by the Federal Deposit Insurance Corporation or the Securities Investor Protection Corporation. Additionally, we may be unable to enter into term loans, bonds or other capital raising transactions collateralized by our unencumbered XRP or otherwise generate funds using our XRP holdings, including in particular during times of market instability or when the price of XRP has declined significantly. If we are unable to sell our XRP, enter into additional capital raising transactions using unencumbered XRP as collateral, or otherwise generate funds using our XRP holdings, or if we are forced to sell our XRP at a significant loss, in order to meet our debt obligations, if any, or our working capital requirements, our business and financial condition could be negatively impacted.

In the ordinary course of business managing its XRP holding as an XRP treasury company, Pubco may purchase XRP through spot markets which may be exposed to fraud and market manipulation, including through front running and wash trading, which may adversely affect the value of the shares of Pubco Class A Common Stock.

In the ordinary course of business managing its XRP holding as an XRP treasury company, Pubco may purchase XRP through spot markets. Over the past several years, some digital asset trading platforms and spot markets have been closed or faced issues due to fraud and manipulative activity, business failure or security breaches. In many of these instances, the customers of such digital asset trading platforms and spot markets were not compensated or made whole for the partial or complete losses of their account balances in such digital asset trading platforms. In particular, the blockchain infrastructure could be used by certain market participants to exploit arbitrage opportunities through schemes such as front-running, spoofing, pump-and-dump and fraud across different systems, platforms or geographic locations. As a result of reduced oversight, these schemes may be more prevalent in digital asset markets than in the general market for financial products.

The SEC has identified possible sources of fraud and manipulation in the digital asset markets generally, including, among others (1) “wash trading”; (2) persons with a dominant position in a digital asset manipulating the digital asset’s pricing; (3) hacking of the digital asset’s network and trading platforms; (4) malicious control of the digital asset network; (5) trading based on material, non-public information (for example, plans of market participants to significantly increase or decrease their holdings in the digital assets, new sources of demand for the digital asset, etc.) or based on the dissemination of false and misleading information; (6) manipulative activity involving purported “stablecoins”; and (7) fraud and manipulation at digital asset trading platforms. The effect of potential market manipulation, front-running, wash-trading and other fraudulent or manipulative trading practices may inflate the volumes actually present in the digital asset markets and/or cause distortions in price, which could adversely affect Pubco or cause losses to its shareholders.

For instance, in 2022, there were reports claiming that more than half of Bitcoin trading volume on digital asset trading platforms was fake. Such reports alleged that certain overseas digital asset trading platforms have displayed suspicious trading activity suggestive of a variety of manipulative or fraudulent practices. Other academics and market observers have put forth evidence to support claims that manipulative trading activity has occurred on certain Bitcoin trading platforms. For example, in a 2017 paper titled “Price Manipulation in the Bitcoin Ecosystem” sponsored by the Interdisciplinary Cyber Research Center at Tel Aviv University, a group of researchers used publicly available trading data, as well as leaked transaction data from a 2014 Mt. Gox security breach, to identify and analyze the impact of “suspicious trading activity” on Mt. Gox between February and November 2013, which, according to the authors, caused the price of Bitcoin to increase from around $150 to more than $1,000 over a two-month period. In August 2017, it was reported that a trader or group of traders nicknamed “Spoofy” was placing large orders on Bitfinex without actually executing them, presumably in order to influence other investors into buying or selling by creating a false appearance that greater demand existed in the market. In December 2017, an anonymous blogger (publishing under the pseudonym Bitfinex’d) cited publicly available trading data to support his or her claim that a trading bot nicknamed “Picasso” was pursuing a paint-the-tape-style manipulation strategy by buying and selling Bitcoin and Bitcoin cash between affiliated accounts in order to create the appearance of substantial trading activity and thereby influence the price of such assets.

The potential consequences of a spot market’s failure or failure to prevent market manipulation could adversely affect the value of the shares of Pubco Class A Common Stock. Any market abuse, and a loss of investor confidence in XRP, may adversely impact pricing trends in XRP markets broadly, as well as an investment in shares of Pubco Class A Common Stock. For more information, see “Risks Related to XRP and the XRP Ledger—The price of XRP on available spot markets may be exposed to wash trading” and “—The price of XRP on available spot markets may be exposed to front-running.”

Pubco may be exposed to sanctions and illicit finance risks, which could subject Pubco to criminal and civil liabilities and impact the value of shares of Pubco Class A Common Stock in the event of a compliance failure.

Although transaction details of peer-to-peer transactions are recorded on the XRP Ledger, a buyer or seller of digital assets on a peer-to-peer basis directly on the XRP Ledger may never know to whom the public key belongs or the true identity of the party with whom it is transacting. Public key addresses are randomized sequences of alphanumeric characters that, standing alone, do not provide sufficient information to identify users. In addition, certain technologies may obscure the origin or chain of custody of digital assets. The opaque nature of the market poses asset verification challenges for market participants, regulators and auditors and gives rise to an increased risk of manipulation and fraud, including the potential for Ponzi schemes, bucket shops and pump-and-dump schemes. Digital assets have in the past been used to facilitate illicit activities. If a digital asset were used to facilitate illicit activities, businesses that facilitate transactions in such digital assets could be at increased risk of potential criminal or civil liability or lawsuits, or of having banking or other services cut off, and such digital asset could be removed from digital asset platforms. Any of the aforementioned occurrences could adversely affect the price of the relevant digital asset, the attractiveness of the respective blockchain network and an investment in the Pubco Class A Common Stock. If Pubco were to transact with a sanctioned entity or otherwise violate sanctions laws, Pubco would also be at risk of potential criminal or civil lawsuits or liability.

Pubco aims to take measures with the objective of reducing illicit financing risks in connection with our activities. However, illicit financing risks are present in the digital asset markets, including markets for XRP. There can be no assurance that the measures employed by Pubco will prove successful in reducing illicit financing risks, and Pubco will be subject to the complex illicit financing risks and vulnerabilities present in the digital asset markets. If such risks eventuate, Pubco could face civil or criminal liability, fines, penalties or other punishments, be subject to investigation, have our assets frozen, lose access to banking services or services provided by other service providers or suffer disruptions to their operations, any of which could negatively affect Pubco’s ability to operate or cause losses in value of the shares of Pubco Class A Common Stock.

At Closing, Pubco will maintain policies and procedures that are designed to ensure that Pubco does not violate applicable sanctions laws and regulations and to mitigate illicit finance risk. Pubco is not subject to the requirements of the Bank Secrecy Act of 1970 (“BSA”) and therefore is not legally required to adopt an AML compliance program under U.S. law; however, Pubco is voluntarily implementing AML and know-your-customer (“KYC”) controls to mitigate illicit finance risk exposure and prevent its business activities from being used for money laundering, terrorist financing or sanctions evasion. The Company has established the foundational elements of its AML compliance and sanctions framework, including the adoption of a policy architecture and governance structure, although prior to Closing, certain components will remain subject to ongoing implementation as the Company prepares to commence full-scale operations. Pubco’s compliance framework will be informed by its risk profile and will utilize blockchain analytics tools and other risk-based measures to assess wallet characteristics, transactional behavior, and exposure to sanctioned persons or jurisdictions, illicit activity, and typologies associated with money laundering, terrorist financing or sanctions evasion. Pubco’s compliance framework will also include, among other things, sanctions screening against OFAC and other relevant sanctions lists. Sanctions screening will be conducted prior to engaging with counterparties and periodically thereafter, based on risk.

There is no guarantee that such procedures will always be effective. If third parties that the Company and/or Pubco transact with or through have inadequate policies, procedures and controls for complying with applicable sanctions laws or Pubco’s diligence is ineffective, violations of such laws could result, which could result in regulatory liability for Pubco under such laws, including governmental fines, penalties, and other punishments, as well as potential liability to or cessation of services by BitGo. Any of the foregoing could impact the value of Pubco Class A Common Stock or negatively affect Pubco’s ability to operate.

Pubco’s compliance and risk management methods, including with respect to any lending or hypothecation of Pubco’s XRP, might not be effective and may result in outcomes that could adversely affect Pubco’s reputation, operating results and financial condition.

Our ability to comply with applicable complex and evolving laws, regulations and rules is largely dependent on the establishment, maintenance and scaling of our compliance, internal audit and reporting systems, as well as our ability to attract and retain qualified compliance and other risk management personnel. We cannot assure you that our policies and procedures will always be effective or that we have been and will always be successful in monitoring or evaluating the risks to which we are or may be exposed in all market environments or against all types of risks, including unidentified or unanticipated risks. Our risk management policies and procedures are expected to rely on a combination of technical and human controls and supervision that are subject to error and failure. Some of our methods for managing risk are discretionary by nature and are based on internally developed controls and observed historical market behavior, and also involve reliance on standard industry practices. Accordingly, in the future, we may identify gaps in such policies and procedures or existing gaps may become higher risk, and may require significant resources and management attention. Our risk management policies and procedures also may not adequately prevent losses due to technical errors if our testing and quality control practices are not effective in preventing failures. In addition, we may elect to adjust our risk management policies and procedures to allow for an increase in risk tolerance, which could expose us to the risk of greater losses.

Any potential regulators who may have jurisdiction over us, including in the future, may periodically review our compliance program, including our policies and procedures, and with applicable law. We may from time to time receive examination reports citing violations of applicable law and inadequacies in existing compliance programs requiring us to enhance certain practices with respect to our practices or compliance program, including due diligence, training, monitoring, reporting and recordkeeping. If we fail to comply with these, or do not adequately remediate certain findings, regulators and financial institution partners could take a variety of actions that could impair our ability to conduct our business, including, but not limited to, delaying, denying, withdrawing or conditioning approval of certain products and services. In addition, regulators have broad enforcement powers to censure, fine, issue cease and desist orders, that may prohibit us from engaging in some of our business activities, or revoke any licenses we may obtain in the future. We face significant intervention by regulatory authorities, including extensive auditing and surveillance activities, and will continue to face the risk of significant intervention by regulatory authorities and potential future financial institution partners in the future. In the case of noncompliance or alleged noncompliance, we could be subject to investigations and proceedings that may result in substantial penalties or civil lawsuits, including by customers, for damages, which can be a significant loss to us or our financial institution partner(s). Any of these outcomes would adversely affect our reputation and brand and our business, operating results and financial condition. Some of these outcomes could adversely affect our ability to conduct our business.

In the future, we may engage in other XRP-related activities and services that are subject to regulation. This could include XRP-related debt and equity structured products and XRP-related lending or hypothecation activities. We have not previously engaged in these business lines and we may be unable to implement our business plan, including, without limitation, due to operational challenges, significant competition and regulation. We could also incur indebtedness or enter into other financial instruments in the future that may be collateralized by our XRP holdings or pursue other strategies to create income streams or otherwise generate funds using our XRP holdings. These offerings are expected to be highly regulated, any failure to obtain or maintain necessary money transmission, banking services and/or virtual currency business activity registrations and licenses, or comply with any applicable laws, rules and regulations could adversely affect our ability to offer these services. See “—XRP’s status as a ‘security’ in any relevant jurisdiction, as well as the status of XRP-related products and services in general, is subject to a high degree of uncertainty, and if Pubco is unable to properly characterize such product or service offering, Pubco may be subject to regulatory scrutiny, inquiries, investigations, fines and other penalties, which may adversely affect Pubco’s business, operating results and financial condition.” Regulators and payment processors have historically taken actions relating to access to banking services. Heightened scrutiny by regulators could be detrimental to our long-term strategy and failure to comply with regulators during and after our engagement in such activities could damage our brand, reputation, business, operating results and financial condition.

Further, Pubco has not previously engaged in such XRP-related products or services, and may be unable to implement a business strategy to successfully deliver these additional services. We cannot guarantee our success to deliver these services. However, if we fail to keep pace with rapid industry changes to provide new and innovative products and services, and are unable to offer such financial services to generate revenue, this could adversely impact our business, operating results and financial condition. The further development and acceptance of blockchain networks and other digital asset related financial services, which represent a new and rapidly changing industry, are subject to a variety of factors that are difficult to predict and evaluate. Conversely, the slowing or stopping of the development or acceptance of digital asset systems may also adversely affect our ability to implement this business strategy.

Even if we are able to expand our future operations, we cannot guarantee that we will convince future customers to use these products or services. If our future customers decrease their level of engagement with our products, services and platform, our business, operating results and financial condition may be significantly harmed.

Pubco will not directly or indirectly participate in any staking program, and accordingly holders of Pubco Class A Common Stock will not receive any staking rewards or other income.

The XRP Ledger does not use proof-of-stake validation. Accordingly, neither Pubco, nor any other person associated with Pubco, will, directly or indirectly, engage in action where any portion of Pubco’s XRP becomes subject to proof-of-stake validation on the XRP Ledger that would cause it to earn additional XRP or generate rewards or other income. Although we intend to engage in certain other activities with a portion of its XRP holdings which could generate yield or income on such assets, there can be no guarantee that we will be successful in doing so. Accordingly, Pubco may underperform other pooled investment vehicles holding digital assets that exist on proof-of-stake networks and as such can participate in staking their treasury assets on that asset’s underlying blockchain network. Investors who seek to participate in staking rewards should consider other investment options.

Our limited insurance protection exposes us and our shareholders to the risk of loss of our XRP for which no person is liable.

We do not expect to maintain insurance coverage for our XRP holdings, which will be held in custody by our custodians. Our future custodians may maintain a certain insurance coverage of such types and amounts as they assert to be commercially reasonable for their custodial services provided under our custody agreements with them, including certain commercial crime insurance of limited aggregate principal amount which covers losses stemming from fraud, security breach, hack and asset theft. However, such insurance coverage may be insufficient to protect us against all losses of our XRP holdings held in custody with our custodians, whether or not stemming from security breaches, cyberattacks or other types of unlawful activity. Therefore, a loss may be suffered with respect to our XRP that is not covered by insurance and for which no person is liable in damages, which could adversely affect our operations and, consequently, an investment in us.

The accounting treatment of our XRP holdings is likely to have significant accounting impacts, including volatility of our results. If financial accounting standards undergo significant changes, our operating results could fluctuate.

In December 2023, the FASB issued ASU 2023-08, effective for fiscal years beginning after December 15, 2024. ASU 2023-08 would require us to measure in-scope crypto assets at fair value in our statement of financial position, and to recognize gains and losses from changes in the fair value of our in-scope crypto assets in net income each reporting period. ASU 2023-08 would also require us to provide certain interim and annual disclosures with respect to our in-scope crypto assets. Prior to the closing of the Transactions, we are out of scope of ASU 2023-08. We are still determining whether our XRP holdings will be within the scope of ASU 2023-08 as a result of the Transactions. Due in particular to the volatility in the price of XRP, if it is determined that our XRP holdings will be within scope of ASU 2023-08, we expect ASU 2023-08 to have a material impact on our financial results in reporting periods, including the volatility of our financial results, and affect the carrying value of our XRP on our balance sheet, and it could also have adverse tax consequences, which in turn could have a material adverse effect on our financial results and the market price of Pubco Class A Common Stock.

Additionally, on March 31, 2022, the staff of the SEC issued Staff Accounting Bulletin (“SAB”) No. 121 (“SAB 121”), which represented a significant change regarding how a company safeguarding crypto assets held for its platform users reports such crypto assets on its balance sheet and required retrospective application as of January 1, 2022. In January 2025, the staff of the SEC issued SAB No. 122, which rescinds the previously issued interpretive guidance included within SAB 121.

The broader digital assets industry, including the technology associated with digital assets, the rate of adoption and development of and use cases for, digital assets, market perception of digital assets and the legal, regulatory and accounting treatment of digital assets are constantly developing and changing, and there may be additional risks in the future that are not possible to predict. Uncertainties in or changes to regulatory or financial accounting standards could result in the need to change our accounting methods and may retroactively affect previously reported results and impair our ability to provide timely and accurate financial information, which could adversely affect our financial statements, result in a loss of investor confidence, and our business, operating results and financial condition.

Concerns about the environmental impacts of blockchain technology and rapidly evolving digital asset regulations could adversely affect usage and perceptions of our business.

Although the XRP Ledger does not rely on proof-of-work mining, public perception often associates all blockchain-based systems with high energy usage and adverse environmental effects. Increasing governmental, regulatory and media scrutiny of the environmental footprint of blockchain networks could lead to new or expanded regulations, restrictions, or taxes on digital asset activities, including those that do not rely on mining. Such measures could reduce adoption or use of XRP, negatively affect liquidity and trading volumes, and adversely impact the value of our XRP holdings.

We are unable to influence or predict future regulatory actions taken by federal, state, local or foreign governments, and may have little or no ability to respond to rapidly evolving or inconsistent regulatory positions. Regulatory environments across jurisdictions are highly fragmented and frequently contradictory, creating uncertainty and the potential for overlapping or conflicting compliance obligations. Extreme or adverse regulatory actions could restrict or prohibit the use, transfer, or custody of XRP, or require structural changes to the XRP Ledger or its ecosystem. Any such developments could materially and adversely affect the XRP market and, consequently, the value of our XRP holdings, financial condition and results of operations.

Negative publicity concerning the environmental or regulatory impact of blockchain technologies could also reduce confidence in the digital asset market more broadly, which could have a materially adverse effect on the XRP ecosystem and on our business and financial condition and on the market price of the Pubco Class A Common Stock.

Risks Related to XRP and the XRP Ledger

XRP is a component of a new and rapidly evolving industry, and the value of the Pubco Class A Common Stock depends on the acceptance of XRP.

The first digital asset, bitcoin, was launched in 2009. The XRP Ledger launched in 2012. Along with bitcoin, XRP was one of the first cryptographic digital assets to gain global adoption and critical mass. In general, digital asset networks, including the XRP Ledger and other cryptographic and algorithmic protocols governing the issuance of digital assets, represent a new and rapidly evolving industry that is subject to a variety of factors that are difficult to evaluate. Moreover, XRP has a relatively limited history of existence and operations compared to traditional commodities. There is a limited established performance record for the price of XRP and, in turn, a limited basis for evaluating an investment in XRP. Although past performance is not necessarily indicative of future result, if XRP had a more established history, such history might (or might not) provide investors with more information on which to evaluate an investment in Pubco

For instance, XRP is designed to be used to settle transactions between financial institutions and enterprises on the XRP Ledger and is not commonly accepted as a means of payment by retail and commercial outlets, and use of XRP by consumers to pay such retail and commercial outlets remains limited. Banks and other established financial institutions may refuse to process funds for XRP transactions; refuse to process wire transfers to or from digital asset trading platforms, XRP-related companies or service providers; or refuse to maintain accounts for persons or entities transacting in XRP. As a result, the price of XRP may be influenced to a significant extent by speculators, thus contributing to price volatility that makes retailers less likely to accept XRP in the future.

Moreover, banks may not provide banking services, or may cut off banking services, to businesses that provide digital asset-related services or that accept digital assets as payment, which could dampen liquidity in the market and damage the public perception of digital assets generally or any one digital asset in particular, such as XRP, and their or its utility as a payment system, which could decrease the price of digital assets generally or individually. Further, the lack of availability of banking services could prevent Pubco from being able to complete creations and redemptions of Baskets, the timely liquidation of XRP and withdrawal of assets from our XRP custodian even if Pubco determined that such liquidation was appropriate or suitable, or otherwise disrupt Pubco’s operations.

Certain privacy-preserving features have been or are expected to be introduced to digital asset networks. For example, some prominent contributors to other blockchain networks have proposed the concept of “privacy pools,” zero-knowledge proofs, and other privacy-preserving features. If any such features are introduced to the XRP Ledger, any digital asset trading platforms or businesses that facilitate transactions in XRP may be at an increased risk of criminal or civil lawsuits, or of having banking services cut off if there is a concern that these features interfere with the performance of anti-money laundering duties and economic sanctions checks or facilitate illicit financing or crime.

Finally, users, protocol and application developers and validators may otherwise switch to or adopt certain digital assets at the expense of their engagement with other digital asset networks, which may negatively impact those networks, including the XRP Ledger.

A decline in the adoption of XRP or the XRP Ledger could negatively impact our business and results of operations.

A lack of expansion in usage of XRP and the XRP Ledger could adversely affect an investment in the Pubco Class A Common Stock. The further development and acceptance of the XRP Ledger, which is part of a new and rapidly changing industry, is subject to a variety of factors that are difficult to evaluate. The slowing, stopping or reversing of the development or acceptance or usage of the XRP Ledger may adversely affect the price of XRP and therefore an investment in the Pubco Class A Common Stock. The further adoption of XRP will require growth of the XRP Ledger. Adoption of XRP will also require an accommodating regulatory environment.

The use of digital assets such as XRP to, among other things, buy and sell goods or services or facilitate cross-border payments is part of a new and rapidly evolving industry that employs digital assets based upon computer-generated mathematical and/or cryptographic protocols. The XRP Ledger is a prominent, but not unique, part of this industry. The growth of this industry is subject to a high degree of uncertainty, as new assets and technological innovations continue to develop and evolve.

Today, there is limited use of XRP in the retail, commercial, or payments spaces, and, on a relative basis, speculators make up a significant portion of users. Certain merchants and major retail and commercial businesses have only recently begun accepting XRP and the XRP Ledger as a means of payment for goods and services. This pattern may contribute to outsized price volatility, which in turn can make XRP less attractive to merchants and commercial parties as a means of payment. A lack of expansion by XRP into retail and commercial markets or a contraction of such use may result in a reduction in the price of XRP, which could adversely affect an investment in Pubco.

In addition, there is no assurance that XRP will maintain or increase its value over the long term. The price of XRP is subject to risks related to its usage. Even if growth in XRP Ledger adoption occurs in the near or medium term, there is no assurance that XRP usage will continue to grow over the long term, and growth in XRP Ledger adoption may not have the corresponding effect of increasing the price of XRP. A contraction in use of XRP may result in increased volatility or a reduction in the price of XRP, which would adversely impact the value of the Pubco Class A Common Stock.

Competition from other digital assets, payment systems and private blockchains could negatively affect demand for XRP and adversely impact an investment in the Pubco Class A Common Stock.

Many consortia and financial institutions that are potential XRP users are researching and investing resources into private or permissioned blockchain platforms that could compete with XRP to facilitate cross-currency transactions. Such initiatives, which include J.P. Morgan’s Kinexys and Consensys’ Quorum, offer financial payment networks and have partnered with many financial institutions. However, unlike the XRP Ledger, which is an open-source, permissionless network that uses XRP as its native digital asset, these platforms do not necessarily require a native digital currency like XRP. In evaluating competing distributed ledger technologies, financial institutions may prefer permissioned blockchains without digital currencies over the XRP Ledger and XRP in the future. If financial institutions choose to use permissioned blockchains without digital currencies, demand for the XRP Ledger and XRP could decrease, which could adversely affect the market price of XRP, which would, in turn, adversely affect an investment in the Pubco Class A Common Stock.

In addition, XRP and the XRP Ledger face significant competition from other digital assets and blockchain networks designed for payments and settlement, as well as from existing financial networks and payment systems such as SWIFT, ACH, remittance networks, credit-card networks and cash. These alternative technologies and systems may offer advantages in terms of scale, regulatory status or integration with existing financial infrastructure. There is no guarantee that XRP will achieve or maintain significant adoption as a means of cross-border payment, store of value, or medium of exchange, and any failure to do so could adversely affect the price of XRP and the value of the Pubco Class A Common Stock.

The launch of central bank digital currencies could reduce demand for XRP and adversely affect the value of our XRP holdings.

Central banks in various countries have introduced or are developing digital forms of legal tender (“CBDCs”). For example, China’s CBDC project, known as Digital Currency Electronic Payment, has reportedly been tested in a live pilot program in multiple cities in China, and central banks representing at least 130 countries have announced or published retail or wholesale CBDC work ranging from research to pilot projects. Whether or not they incorporate blockchain or similar technology, CBDCs, by virtue of being legal tender in their respective jurisdictions, could have significant competitive advantages over privately issued digital assets such as XRP. The introduction or expansion of CBDCs could reduce the demand for XRP as a medium of exchange or store of value, limit its utility in payment and settlement systems, and adversely affect its market price.

Central banks and other governmental entities have also announced cooperative initiatives and consortia with private sector entities, with the goal of leveraging blockchain and other technology to reduce friction in cross-border and interbank payments and settlement, and commercial banks and other financial institutions have also recently announced a number of initiatives of their own to incorporate new technologies, including blockchain and similar technologies, into their payments and settlement activities, which could compete with, or reduce the demand for, XRP. Any of these developments could materially and adversely affect the demand for XRP, its market value, and, consequently, the value of our XRP holdings, business, financial condition, results of operations and prospects.

Speculative or momentum-driven trading in XRP may cause extreme volatility and losses for investors.

The market price of XRP is not based on any underlying claim or backed by any physical asset. Its value depends in part on expectations that XRP will continue to be usable in future transactions and on continued investor interest. Because the market value of XRP is closely tied to such expectations rather than intrinsic value, its price is subject to significant volatility and may exhibit characteristics of momentum pricing.

Momentum pricing occurs when investors’ expectations of future price appreciation drive demand and further increases in market price, leading to speculative cycles that may be disconnected from fundamental utility or adoption. These dynamics, commonly observed in growth assets and other speculative instruments, can inflate prices and amplify market swings. As investor sentiment changes, XRP may experience rapid and substantial fluctuations in value, which could adversely affect the market price of XRP and, in turn, the value of the Pubco Class A Common Stock. Some market observers have predicted that the value of many digital assets will ultimately fall sharply or even become worthless. XRP has not existed long enough for market participants to assess these predictions with confidence. However, if such forecasts prove even partially correct, investors in the Pubco Class A Common Stock could experience substantial or total losses.

In addition, the market for XRP is highly sensitive to public perception, media attention and statements made by prominent individuals or organizations. Because XRP and other digital assets trade in markets that are still developing and highly speculative, public statements by government officials, regulators, political figures, market commentators, technology entrepreneurs or social media influencers can cause extreme price volatility, regardless of the accuracy or substance of those statements. Even informal remarks (such as posts on social media platforms, interviews, podcasts or other public communications) can trigger significant short-term fluctuations in XRP’s price and trading volume. Given the high-profile nature of the digital asset industry and of Ripple and its related ecosystem, XRP has been particularly affected by commentary and announcements from regulators, enforcement agencies, legislators, journalists, industry participants and well-known public personalities. Statements or rumors concerning regulatory actions, enforcement proceedings, technological developments, perceived security vulnerabilities, or market integrity (whether or not substantiated) may rapidly alter investor sentiment towards XRP. These factors could materially and adversely affect the market price of XRP and, consequently, the value of our XRP holdings, our business, financial condition, results of operations and prospects.

The significant holdings of XRP by Ripple and other early stakeholders could have an adverse effect on the market price of XRP.

Unlike other digital assets such as bitcoin or ether, XRP is not and was not mined gradually over time. Instead, all 100 billion XRP tokens were created at the time of the XRP Ledger’s launch in 2012. Unlike blockchains that utilize “proof-of-work” or “proof-of-stake” where miners or stakers are often rewarded with newly minted coins or tokens, XRP validators are not incentivized by block rewards since there is no new issuance of XRP. A small amount of XRP is burned with every transaction to prevent spam on the network. While the amount of XRP burned per transaction is minuscule, over time, the total supply of XRP will slowly decrease. This could lead to a deflationary environment where the decreasing supply drives up the price of XRP, making it less practical as a medium of exchange. Additionally, as the total supply of XRP slowly shrinks due to burning, liquidity could become an issue in the distant future, potentially making it harder for businesses and users to access sufficient XRP for their transactions or for the Trust to operate.

In 2017, to address concerns about the large portion of XRP held by Ripple Labs, the company introduced an escrow mechanism to lock up a significant portion of its XRP holdings. Under this mechanism, Ripple Labs placed 55 billion XRP (55% of the total initial supply) into a series of time-locked escrow accounts. The escrow releases 1 billion XRP per month over 55 months. This process adds a level of predictability and transparency about how much XRP can enter the market each month. If Ripple Labs does not sell all of the 1 billion XRP released in a given month to fund its operations or otherwise utilize it, the remaining amount is placed back into escrow for future release. The purpose of this escrow system is to avoid large amounts of XRP becoming available at once, which could potentially disrupt XRP’s price or market dynamics. As a result, Ripple holds a large portion of the XRP supply. Despite escrow mechanisms that gradually release XRP into the market, Ripple still retains control over a significant portion of XRP, which can impact market dynamics if large amounts are sold. The concentration of XRP in the hands of Ripple and early stakeholders could affect the market’s confidence in XRP as a decentralized asset. In addition, Ripple’s interests may differ from yours as a holder of Pubco Class A Common Stock, which could exacerbate any risks or impacts of XRP being perceived as a centralized asset.

In addition, once all of the escrowed XRP is released into the market, the fixed supply of XRP could begin to impact the price of XRP. If Ripple does not release the appropriate amount of XRP into the market at any given time, or if Ripple has already released all of its XRP into the market, the fixed supply of XRP could also contribute to price volatility, especially if demand fluctuates significantly. Since the supply of XRP is fixed in the long run, any significant surge in demand can result in large price spikes. For example, during periods of high market activity or speculation, the price of XRP could rapidly increase due to the inability to expand supply to match demand. This volatility could make XRP less predictable for businesses that rely on it for payments. Digital assets with a flexible supply, such as stablecoins, can adjust to maintain a stable value. XRP, however, could experience price swings that make it less attractive for everyday transactions or long-term financial planning.

The fixed supply of XRP may also not scale well with rapidly expanding use cases. As more businesses, financial institutions and payment providers adopt XRP for cross-border transactions and other use cases, there is a risk that the fixed supply may not meet the growing demand, leading to supply shortages and further price volatility. In the case of massive adoption, the scarcity of XRP could raise its value too much, making it less appealing for day-to-day transactions or use as a liquidity bridge in cross-border payments, as businesses might prefer a more stable and widely available currency.

Blockchains utilizing consensus-based algorithms, such as the XRP Ledger, are a relatively recent innovation, and have not been subject to as widespread use or adoption over as long of a period of time as traditional proof-of-work blockchains.

Certain digital assets, such as bitcoin, use a “proof-of-work” consensus algorithm. The genesis block on the Bitcoin blockchain was mined in 2009, and Bitcoin’s blockchain has been in operation since then. The XRP Ledger uses a different consensus-based algorithm. Such consensus mechanisms and their associated digital assets (such as XRP) have not been tested at scale over as long of a period or been subject to as widespread use or adoption as, for example, bitcoin’s proof-of-work consensus mechanism. This could lead to these blockchains, and their associated digital assets, having undetected vulnerabilities, structural design flaws, suboptimal incentive structures for validators, technical disruptions, or a wide variety of other problems, any of which could cause these blockchains not to function as intended, could lead to outright failure to function entirely causing a total outage or disruption of network activity, or could cause the blockchains to suffer other operational problems or reputational damage, leading to a loss of users or adoption or a loss in value of the associated digital assets, including our assets. Over the long term, there can be no assurance that the consensus-based public ledger on which Pubco’s assets rely will achieve widespread scale or adoption or perform successfully; any failure to do so could negatively impact the value of Pubco’s assets.

Any name changes or associated rebranding initiative with respect to XRP may not be favorably received by the digital asset community, which could negatively impact its market price and the value of the Pubco Class A Common Stock.

From time to time, digital assets may undergo name changes and associated rebranding initiatives. For example, Bitcoin Cash may sometimes be referred to as Bitcoin ABC in an effort to differentiate itself from any Bitcoin Cash hard forks, such as Bitcoin Satoshi’s Vision, and in the third quarter of 2018, the team behind ZEN rebranded and changed the name of ZenCash to “Horizen.” Pubco is not aware of any current or planned name change or rebranding initiative relating to XRP. However, Pubco would have no ability to control or influence any such change if undertaken by those involved in the XRP ecosystem. Pubco cannot predict the impact of any name change and any associated rebranding initiative on XRP. After a name change and an associated rebranding initiative, a digital asset may not be able to achieve or maintain brand-name recognition or status that is comparable to the recognition or status previously enjoyed by such digital asset. The failure of any name changes and any associated rebranding initiative by a digital asset may result in such digital asset not realizing some or all of the anticipated benefits contemplated by the name change and associated rebranding initiative, and could negatively impact the price of XRP and the value of the Pubco Class A Common Stock.

The loss or misappropriation of a private key required to access XRP may be irreversible. The XRP Custodian’s loss of access to a private key associated with Pubco’s XRP could adversely affect an investment in the Pubco Class A Common Stock.

Transfers of XRP among users are accomplished via XRP transactions (i.e., sending XRP from one user to another). The creation of an XRP transaction requires the use of a unique numerical code known as a “private key.” In the absence of the correct private key corresponding to a holder’s particular XRP, the XRP is inaccessible. If the XRP custodian’s internal procedures and controls are inadequate to safeguard Pubco’s XRP holdings, and Pubco’s private key(s) is(are) lost, misappropriated or otherwise compromised and no backup of the private key(s) is(are) accessible, Pubco will be unable to access its XRP, which could adversely affect an investment in the Pubco Class A Common Stock. In addition, if Pubco’s private key(s) is(are) misappropriated and Pubco’s XRP holdings are stolen, Pubco could lose some or all of its XRP holdings, which could adversely impact an investment in the Pubco Class A Common Stock.

Changes in the governance of a digital asset network may not receive sufficient support from users and validators, which may negatively affect that digital asset network’s ability to grow and respond to challenges.

The XRP Ledger operates on an open-source, decentralized basis and is governed through a voluntary consensus process among validators and node operators. Because participation and development are voluntary, the roles of core developers and validators are not centrally coordinated, and it may be difficult to achieve or maintain broad agreement on future network changes. If proposed amendments fail to gain sufficient support, or if adopted amendments introduce technical or security issues, the performance or perception of the XRP Ledger could be adversely affected. A loss of community consensus or validator participation could reduce the functionality or reliability of the XRP Ledger and, in turn, negatively affect the value of XRP and the market price of the Pubco Class A Common Stock.

Moreover, the XRP Ledger has no central decision-making body or clear manner in which participants can come to an agreement other than through overwhelming consensus. The lack of clarity on governance may adversely affect XRP’s utility and ability to grow and face challenges, both of which may require solutions and directed effort to overcome problems, especially long-term problems. To the extent lack of clarity in corporate governance of the XRP Ledger leads to ineffective decision making that slows development and growth, the value of the Pubco Class A Common Stock may be adversely affected.

The foregoing notwithstanding, amendments to the XRP Ledger protocol are typically proposed by core developers contributing to the open-source codebase and are adopted only if supported by a supermajority of validators. Core developers’ roles evolve over time, largely based on self-determined participation. If a significant majority of users and validators adopt amendments to a decentralized network based on the proposals of such core developers, such network will be subject to new protocols that may adversely affect the value of the relevant digital asset. As a result of the foregoing, it may be difficult to find solutions or marshal sufficient effort to overcome any future problems, especially long-term problems, on digital asset networks.

Disruptions or unanticipated difficulties affecting the XRP Ledger could negatively impact the value of XRP and Pubco’s operations or delay purchases or sales of XRP by Pubco.

The XRP Ledger is a decentralized, open-source, permissionless ledger that records and processes all transactions in XRP. If the XRP Ledger were disrupted or encountered operational or security issues, Pubco could be unable to deposit or withdraw XRP from its custodians or otherwise transact in XRP. Such disruptions could result from, among other things, extreme price volatility, insolvency or failure of custodians or other participants, security breaches, technical failures or forks in the network, or outages affecting the servers or validators supporting the XRP Ledger. In addition, although Pubco does not mine XRP, the operation of validator nodes and other infrastructure supporting the XRP Ledger depends on continuous electricity supply and internet connectivity. Power shortages or network outages could impair the ability of validators to operate and temporarily disrupt the processing of XRP transactions. Any such disruption could adversely affect the functionality of the XRP Ledger, the price of XRP, and the value of the Pubco Class A Common Stock.

Moreover, the throughput of the XRP Ledger is limited relative to centralized payment systems. If transaction volume were to increase substantially, the XRP Ledger could experience congestion, resulting in delays in the confirmation or recording of transactions. Moreover, unforeseen system failures, disruptions in operations, or poor connectivity may also result in delays in the recording of transactions on the XRP Ledger. Any delay in the XRP Ledger could affect Pubco’s ability to buy or sell XRP at an advantageous price resulting in decreased confidence in the XRP Ledger. Over time, recurring or severe delays in confirming transactions could also reduce the attractiveness of the XRP Ledger as a means of payment or settlement, which could negatively affect the price of XRP and, in turn, the value of the Pubco Class A Common Stock.

Potential amendments to the XRP Ledger’s protocols and software could, if accepted and authorized by the XRP Ledger community, adversely affect an investment in Pubco.

Development and maintenance of the source code for the XRP Ledger is largely driven by a community of developers and contributors. Ripple is influential, for example, as it employs a team of engineers and developers who contribute significantly to the core codebase of the XRP Ledger. The XRP Ledger Foundation is also influential as it relates to the development and governance of the XRP Ledger. The XRP Ledger Foundation is an independent organization established to support the development and adoption of the XRP Ledger. While Ripple Labs remains a key contributor, the XRP Ledger Foundation aims to ensure that the ledger remains open and decentralized, promoting transparency and inclusivity in its governance and development. Being an open-source project, the XRP Ledger also has contributions from independent developers and other entities interested in its success. These community contributors can propose changes, submit pull requests, and report issues on the XRP Ledger’s GitHub repository.

Any of these parties can propose amendments to the XRP Ledger’s source code that, if accepted by validators and users, could alter the protocols and software of the XRP Ledger and the properties of XRP. These alterations would occur through software upgrades and could potentially include changes to the irreversibility of transactions and limitations on the issuance of new XRP or changes to the XRP supply, which could undermine the appeal and market price of XRP. Alternatively, software upgrades and other changes to the protocols of the XRP Ledger could fail to work as intended or could introduce bugs, coding defects or flaws, or security risks, or they could otherwise adversely affect the speed, security, usability or value of the XRP Ledger or XRP. As a result, the XRP Ledger could be subject to changes to its protocols and software in the future that may adversely affect an investment in Pubco.

A disruption of the internet may affect XRP Ledger operations, which may adversely affect the XRP industry and an investment in Pubco.

The XRP Ledger relies on the internet. A significant disruption of internet connectivity could disrupt the XRP Ledger’s functionality until such disruption is resolved. A disruption in the internet could adversely affect an investment in Pubco or the ability of Pubco to operate. In particular, some variants of digital assets have experienced a number of denial-of-service attacks, which have led to temporary delays in block creation and digital asset transfers.

Digital assets are also susceptible to border gateway protocol hijacking (“BGP hijacking”). Such an attack can be a very effective way for an attacker to intercept traffic en route to a legitimate destination. BGP hijacking impacts the way different nodes and validators are connected to one another to isolate portions of them from the remainder of the network, which could lead to a risk of the network allowing double-spending and other security issues. If BGP hijacking occurs on the XRP Ledger, participants may lose faith in the security of XRP, which could affect XRP’s value and consequently the value of the Pubco Class A Common Stock. Any internet failures or internet connectivity-related attacks that impact the ability to transfer XRP could have a material adverse effect on the price of XRP and the value of an investment in the Pubco Class A Common Stock.

A temporary or permanent “fork” of the XRP Ledger could adversely affect the value of the Pubco Class A Common Stock.

A fork in the XRP Ledger could adversely affect the value of the Pubco Class A Common Stock or the ability of Pubco to operate. A hard fork could also adversely affect the price of XRP at the time of announcement or adoption, or subsequently. For example, the announcement of a hard fork could lead to increased demand for the pre-fork digital asset, in anticipation that ownership of the pre-fork digital asset would entitle holders to a new digital asset following the fork. The increased demand for the pre-fork digital asset may cause the price of the digital asset to rise. After the hard fork, it is possible the aggregate price of the two versions of the digital asset running in parallel would be less than the price of the digital asset immediately prior to the fork. If the hard fork caused operational problems for either post-fork network or blockchain, the digital assets associated with the affected network could lose some or all of their value. Any of these events could therefore adversely impact the value of the Pubco Class A Common Stock.

Forks may also occur as a network community’s response to a significant security breach. For example, in July 2016, Ethereum “forked” into Ethereum and a new digital asset, Ethereum Classic, as a result of the Ethereum community’s response to a significant security breach. In June 2016, an anonymous hacker exploited a smart contract running on the Ethereum blockchain to syphon approximately $60 million of ether held by The DAO, a distributed autonomous organization, into a segregated account. In response to the hack, most participants in the Ethereum community elected to adopt a “fork” that effectively reversed the hack. However, a minority of users continued to develop the original blockchain, referred to as “Ethereum Classic,” with the digital asset on that blockchain now referred to as “ETC.” ETC now trades on several digital asset trading platforms. A fork may also occur as a result of an unintentional or unanticipated software flaw in the various versions of otherwise compatible software that users run. Such a fork could lead to users and validators abandoning the digital asset and associated network with the flawed software. It is possible, however, that a substantial number of users and validators could adopt an incompatible version of the digital asset while resisting community-led efforts to merge the two chains. This could result in a permanent fork, as in the case of Ethereum and Ethereum Classic.

Furthermore, a hard fork can lead to new security concerns. For example, when the Ethereum and Ethereum Classic networks split in July 2016, replay attacks, in which transactions from one network were rebroadcast to nefarious effect on the other network, plagued Ethereum trading platforms through at least October 2016. An Ethereum trading platform announced in July 2016 that it had lost 40,000 Ethereum Classic, worth about $100,000 at that time, as a result of replay attacks. Similar replay attack concerns occurred in connection with the

Bitcoin Cash and Bitcoin Satoshi’s Vision networks split in November 2018. Another possible result of a hard fork is an inherent decrease in the level of security due to a fracturing of the network. After a hard fork, it may become easier for an individual validator or validating pool’s power to exceed 50% of the validating power of a digital asset network that retained or attracted less validating power, making it more susceptible to attack.

Protocols may also be cloned. Unlike a fork, which modifies an existing blockchain and results in two competing networks, each with the same genesis block, a “clone” is a copy of a protocol’s codebase but results in an entirely new blockchain and new genesis block. Tokens are created solely from the new “clone” network and, in contrast to forks, holders of tokens of the existing network that was cloned do not receive any tokens of the new network. A “clone” results in a competing network that has characteristics substantially similar to the network it was based on, subject to any changes as determined by the developer(s) that initiated the clone. A clone may also adversely affect the price of XRP at the time of announcement or adoption or subsequently. For example, on November 6, 2016, Rhett Creighton, a Zcash developer, cloned the Zcash Network to launch Zclassic, a substantially identical version of the Zcash Network that eliminated the Founders’ Reward. Following the date the first Zclassic block was mined, the price of ZEC fell from $504.57 on November 5, 2016 to $236.01 on November 7, 2016 in the midst of a broader sell-off of ZEC beginning immediately after the Zcash Network launch on October 28, 2016.

Shareholders may not receive the benefits of any “forks” or “airdrops.”

In addition to forks, a digital asset may become subject to a similar occurrence known as an “airdrop.” In an airdrop, the promoters of a new digital asset announce to holders of another digital asset that such holders will be entitled to claim a certain amount of the new digital asset for free, based on the fact that they hold such other digital asset. For example, in March 2017 the promoters of Stellar Lumens announced that anyone that owned bitcoin as of June 26, 2017, could claim, until August 27, 2017, a certain amount of Stellar Lumens.

Airdrops could create operational, security, legal or regulatory, or other risks for Pubco.

Such airdrops are not uncommon on the XRP Ledger. Airdrops may be conducted by sending a token to the holders of set amounts of XRP or to particular public addresses on the XRP Ledger. Airdrops may involve a user being entitled to claim tokens on a decentralized application, second-layer network or entirely separate digital asset network. A user entitled to receive airdrops may be required to take little or significant actions in order to receive such airdropped tokens. Shareholders may not receive the benefits of any forks; Pubco may not choose, or be able, to participate in an airdrop; and the timing of receiving any benefits from a fork, airdrop or similar event is uncertain.

Pubco does not currently intend to distribute to its shareholders any digital assets that may be created, received or made available as a result of any fork, airdrop or similar occurrence. Any such digital assets, if received or claimable by Pubco, would be retained by Pubco and used, disposed of or abandoned in accordance with its business judgment and applicable law. See “Information on the Company—Overview of XRP and the XRP Ledger—Forks and Aidrops.” As a result, shareholders should not expect to receive any direct economic benefit from any fork, airdrop or similar event, and the occurrence of such events could have tax, accounting, operational or other consequences for Pubco without a corresponding benefit to shareholders.

If a malicious actor obtains control of more than 80% of the validating nodes on the XRP Ledger, or otherwise obtains control over the XRP Ledger through its influence over trusted validators or otherwise, such actor could manipulate the XRP Ledger, which could adversely affect the value of the Pubco Class A Common Stock or the ability of Pubco to operate.

All networked systems are vulnerable to various kinds of attacks. As with any computer network, the XRP Ledger contains certain vulnerabilities. The XRP Ledger relies on a decentralized network of validator nodes that agree on the order and validity of transactions. These nodes form the backbone of the consensus process. Each validator node maintains a Unique Node List, which is a list of other validators it trusts. For a malicious actor to take over, they would need to control a significant portion of the validators on the majority of these UNLs. To successfully alter the ledger, the malicious actor would likely need to control more than 80% of the validator nodes or the voting power on the most widely used UNLs. If the malicious actor cannot control the validator nodes directly, they might attempt to compromise the validators that are already trusted by the network (i.e., those on the commonly used UNLs). This could involve hacking, bribery, deception or coercion.

Compared to other digital asset networks such as the Bitcoin network and Ethereum network, the XRP Ledger relies on a relatively small number of validators, and each validator maintains a UNL that is an even smaller subset of the validators. While this helps maintain a fast and efficient network, it could expose the XRP Ledger to additional vulnerabilities. For example, a malicious actor could attempt a “Sybil” attack whereby it would attempt to gain the trust of existing validators using a large number of fake identities. Such an attack would be difficult to execute because human intervention would be required for the malicious validators to become trusted, but the risk is made greater by the small number of validators included on each validator’s UNL.

A malicious actor could also conduct an “eclipse attack.” In an eclipse attack, a malicious actor could isolate parts of the network so that the malicious actor’s nodes can influence the consensus in isolated sections of the network, eventually leading to a split or takeover. Any successful attack or material disruption to the XRP Ledger could compromise the integrity, functionality, or perceived reliability of the network, resulting in loss of confidence among users and market participants, impairment of Pubco’s ability to safeguard or transact in its XRP holdings, and a material adverse effect on Pubco’s business, financial condition, and results of operations.

The digital asset trading platforms on which XRP trades are relatively new and largely unregulated or may not be complying with existing regulations.

Digital asset markets, including spot markets for XRP, are growing rapidly. The digital asset trading platforms through which XRP and other digital assets trade are new and largely unregulated or may not be complying with existing regulations. These markets are local, national and international and include a broadening range of digital assets and participants. Significant trading may occur on systems and platforms with minimum predictability. Spot markets may impose daily, weekly, monthly or customer-specific transaction or withdrawal limits or suspend withdrawals entirely, rendering the exchange of XRP for fiat currency difficult or impossible. Participation in spot markets requires users to take on credit risk by transferring XRP from a personal account to a third party’s account.

Digital asset trading platforms are not generally subject to, or may not comply with, regulation in a manner similar to other regulated trading platforms, such as national securities exchanges or designated contract markets. Many digital asset trading platforms are unlicensed, are unregulated, operate without extensive supervision by governmental authorities, and do not provide the public with significant information regarding their ownership structure, management team, corporate practices, cybersecurity, and regulatory compliance. In particular, those located outside the United States may be subject to significantly less stringent regulatory and compliance requirements in their local jurisdictions. Digital asset trading platforms may be out of compliance with existing regulations.

As a result, trading activity on or reported by these digital asset trading platforms is generally significantly less regulated than trading in regulated U.S. securities and commodities markets and may reflect behavior that would be prohibited in regulated U.S. trading venues. Furthermore, many digital asset trading platforms lack certain safeguards put in place by more traditional exchanges to enhance the stability of trading on the platform and prevent flash crashes, such as limit-down circuit breakers. As a result, the prices of digital assets such as XRP on digital asset trading platforms may be subject to larger and/or more frequent sudden declines than assets traded on more traditional exchanges. Tools to detect and deter fraudulent or manipulative trading activities (such as market manipulation, front-running of trades, and wash-trading) may not be available to or employed by digital asset trading platforms or may not exist at all. Consequently, the marketplace may lose confidence in, or may experience problems relating to, these venues.

Moreover, due to the unregulated nature and lack of transparency surrounding the operations of many XRP trading venues, XRP trading venues may experience greater fraud, security failures, or regulatory or operational problems than trading venues for more established asset classes, which may result in a loss of confidence in XRP trading venues and adversely affect the value of Pubco’s XRP holdings. In addition, if prominent XRP trading venues that handle significant trading volumes were to experience fraud, security failures, regulatory action, or prolonged suspension of XRP trading, confidence in the XRP ecosystem could decline materially. The SEC has also brought enforcement actions against digital asset market participants alleging that they artificially increased trading volumes in certain digital assets through “wash trading,” or repeated buying and selling of the same assets to manipulate prices. Any actual or perceived false trading in the XRP market, and any other fraudulent or manipulative acts and practices, could adversely affect the value of XRP.

No digital asset trading platform on which XRP trades is immune from these risks. The closure or temporary shutdown of digital asset trading platforms due to fraud, business failure, hackers or malware, or government-mandated regulation may reduce confidence in the XRP Ledger and can slow down the mass adoption of XRP. For example, following the 2022 bankruptcies of major digital asset platforms and counterparties, including Celsius Network, Voyager Digital, Three Arrows Capital, FTX Trading Ltd., and BlockFi, market prices of digital assets such as Bitcoin and XRP declined significantly. Further, digital asset trading platform failures or the failure of any other major component of the overall XRP ecosystem can have an adverse effect on XRP markets and the price of XRP, and could therefore have a negative impact on the performance of Pubco.

Negative perception, a lack of stability in the digital asset trading platforms, manipulation of XRP trading platforms by customers and/or the closure or temporary shutdown of such trading platforms due to fraud, business failure, hackers or malware, or government-mandated regulation may reduce confidence in XRP generally and result in greater volatility in the market price of XRP and the Pubco Class A Common Stock. Furthermore, the closure or temporary shutdown of an XRP trading platform may impact Pubco’s ability to determine the value of its XRP holdings. Finally, any significant enforcement action, fraud event, or operational disruption affecting a major XRP trading venue could materially and adversely affect the market price of XRP and, in turn, the value of the Pubco Class A Common Stock.

Digital asset trading platforms may be exposed to wash trading.

Digital asset trading platforms on which XRP trades may be susceptible to wash trading. Wash trading occurs when offsetting trades are entered into for other than bona fide reasons, such as the desire to inflate reported trading volumes. Wash trading may be motivated by non-economic reasons, such as a desire for increased visibility on popular websites that monitor markets for digital assets so as to improve their attractiveness to investors who look for maximum liquidity, or it may be motivated by the ability to attract listing fees from token issuers who seek the most liquid and high-volume digital asset trading platforms on which to list their coins. Results of wash trading may include unexpected obstacles to trade and erroneous investment decisions based on false information.

In the United States, there have been allegations of wash trading even on regulated trading venues. Any actual or perceived false trading in the digital asset trading venue market, and any other fraudulent or manipulative acts and practices, could adversely affect the price of XRP and/or negatively affect the market perception of XRP. To the extent that wash trading either occurs or appears to occur on trading platforms on which XRP trades, investors may develop negative perceptions about XRP and the digital assets industry more broadly, which could adversely impact the price XRP and, therefore, the price of Shares. Wash trading also may place more legitimate digital asset trading platforms at a relative competitive disadvantage.

Digital asset trading platforms may be exposed to front-running.

Digital asset trading platforms on which XRP trades may be susceptible to “front-running,” which refers to the process when someone uses technology or market advantage to get prior knowledge of upcoming transactions. Front-running is a frequent activity on centralized as well as decentralized digital asset trading platforms. By using bots functioning on a millisecond-scale time frame, bad actors are able to take advantage of the forthcoming price movement and make economic gains at the cost of those who had introduced these transactions. The objective of a front runner is to buy a chunk of tokens at a low price and later sell them at a higher price while simultaneously exiting the position. Front-running happens via manipulation of gas prices or timestamps, also known as slow matching. To the extent that front-running occurs, it may result in investor frustrations and concerns as to the price integrity of digital asset trading platforms and digital assets more generally.

Large-scale sales of XRP, either on nonmarket terms or in the ordinary course, could result in a reduction in the price of XRP and adversely affect an investment in the Pubco Class A Common Stock.

As an alternative to fiat currencies that are backed by central governments, XRP is subject to supply and demand forces based upon the desirability of an alternative, decentralized means of buying and selling goods and services, and it is unclear how such supply and demand will be impacted by geopolitical events. Nevertheless, political or economic crises may motivate large-scale acquisitions or sales of XRP, either globally or locally. Large-scale sales of XRP would result in a reduction in its price and adversely affect an investment in the Pubco Class A Common Stock.

Moreover, there is no registry showing which individuals or entities own XRP or the quantity of XRP that is owned by any particular person or entity. It is possible, and in fact, reasonably likely, that a small group of early XRP adopters hold a significant proportion of the XRP that has been created to date. There are no regulations in place that would prevent a large holder of XRP from selling XRP it holds. To the extent such large holders of XRP engage in large-scale sales or distributions, either on nonmarket terms or in the ordinary course, it could result in a reduction in the price of XRP and adversely affect an investment in the Pubco Class A Common Stock.

Errors or thefts involving XRP transactions may be irreversible and result in permanent loss.

XRP transactions recorded on the XRP Ledger are not, from an administrative perspective, reversible without the consent and active participation of the recipient of the transaction or, in theory, control or consent of a majority of the XRP Ledger’s aggregate hash rate. Once a transaction has been verified and recorded in a block that is added to the blockchain, an incorrect transfer of XRP or a theft of XRP generally will not be reversible, and Pubco may not be capable of seeking compensation for any such transfer or theft. It is possible that, through computer or human error, or through theft or criminal action, Pubco’s XRP could be transferred from custody accounts in incorrect quantities or to unauthorized third parties. To the extent that Pubco is unable to seek a corrective transaction with such third party or is incapable of identifying the third party that has received Pubco’s XRP through error or theft, Pubco will be unable to revert or otherwise recover incorrectly transferred XRP. To the extent that Pubco is unable to seek redress for such error or theft, such loss could adversely affect the value of the Pubco Class A Common Stock.

Failures or attacks on the XRP Ledger could enable double-spending or ledger inconsistencies.

The XRP Ledger is designed to be resistant to double-spending risks through its consensus algorithm. The consensus protocol ensures that once a transaction is confirmed by a supermajority of trusted validators, it is immutable and cannot be reversed. This immediate finality is a key defense against double-spending. Additionally, transactions on the XRP Ledger are atomic, meaning they are either fully executed or not executed at all. This prevents any partial completion that could lead to inconsistencies or double-spending. Nonetheless, if the consensus mechanism fails (e.g., due to a significant portion of validators being compromised), conflicting transactions could potentially be validated by different parts of the network. Additionally, if a malicious actor controlled or colluded with a supermajority of validators, they could attempt to manipulate the ledger to allow a double spend. However, this would require controlling or influencing over 80% of the trusted validators on the majority of UNLs (Unique Node Lists), which is considered highly improbable given the decentralized nature of the validators. A highly sophisticated network attack that isolates parts of the network could theoretically lead to inconsistent views of the ledger. However, this would require an advanced and coordinated effort, and even then, the network’s design aims to prevent such scenarios from resulting in double-spends.

Defects in the XRP Ledger’s source code or cryptography could compromise its integrity and reduce confidence in XRP.

In the past, flaws in the source code for digital asset networks have been exposed and exploited, including flaws that disabled some functionality for users, exposed users’ personal information and/or resulted in the theft of users’ digital assets. Discovery of flaws in or exploitations of the source code that allow malicious actors to take or create money in contravention of known network rules have occurred. The cryptography underlying XRP could prove to be flawed or ineffective, or developments in mathematics and/or technology, such as advances in digital computing, algebraic geometry and quantum computing, could make cryptography ineffective. Quantum computing technology is an emerging phenomenon and, given it remains in early stages of development, it can be difficult to predict its ultimate effect on the future value of XRP and other digital assets. However, if quantum computing technology is able to advance and significantly increase its capacity relative to the capacity of today’s leading quantum computers, it could potentially undermine the viability of many of the cryptographic algorithms used across the world’s information technology infrastructure, including those used for digital assets like XRP. In any of these circumstances, a malicious actor may be able to steal XRP held by others, which could adversely affect the demand for XRP and therefore adversely impact the price of XRP and the value of the Pubco Class A Common Stock. Even if a digital asset other than XRP were affected by similar circumstances, any reduction in confidence in the robustness of the source code or cryptography underlying digital assets generally could negatively affect the demand for all digital assets, including XRP, and therefore adversely affect the value of the Pubco Class A Common Stock.

Validators may cease participating in validating activities because they are provided no direct financial incentive to participate or because certain jurisdictions may limit or otherwise regulate validating activities, which could negatively impact the price of XRP and the value of the Pubco Class A Common Stock.

Unlike many other blockchain networks, validators on the XRP Ledger are not directly compensated for their participation in the consensus process. The XRP Ledger does not provide block rewards or distribute transaction fees to validators; instead, a small portion of each transaction fee is permanently destroyed as an anti-spam measure. Running a validator on the XRP Ledger is therefore a voluntary activity that contributes to the health and decentralization of the network. Participants typically operate validators for non-monetary reasons (such as supporting the ecosystem, maintaining network integrity, or enhancing their reputation within the XRP community) rather than for direct financial gain.

However, because there is no protocol-level financial incentive to maintain validators, there is no guarantee that existing validators will continue participating or that new validators will join. Sustained validator attrition could reduce the decentralization and resilience of the XRP Ledger, increase its susceptibility to disruption or coordinated attacks, and erode confidence among users and market participants. In addition, transaction fees on the XRP Ledger are typically very low but can rise dynamically during periods of heavy network usage. While such fee adjustments are intended to prevent spam and congestion, they do not compensate validators and could discourage participation if operating costs increase.

Additionally, entities or individuals running validators in certain jurisdictions may be limited or prohibited from continuing these activities as a result of regulation or governmental decree. Validators ceasing operations or participation in the consensus mechanism would make the XRP Ledger more vulnerable to malicious actors obtaining sufficient control to alter the ledger and hinder transactions. Any reduction in confidence in the confirmation process or security of the XRP Ledger could adversely affect Pubco’s XRP holdings and operations. To the extent that a significant number of entities or individuals stop running validators, there would be serious negative consequences to the XRP Ledger’s functionality, security and overall existence, any of which could have a material adverse effect on Pubco’s business, financial condition and results of operations.

Risks Related to Governmental Regulation

Pubco is subject to laws, regulations and executive orders regarding economic and trade sanctions and anti-bribery that could impair our ability to compete in international markets or subject us to criminal or civil liability if we violate them.

As Pubco expands and localizes its international activities, it has and will become increasingly obligated to comply with the laws, rules, regulations, policies and legal interpretations both of the jurisdictions in which it operates and those into which it offers services on a cross-border basis. Laws regulating financial services, the internet, mobile technologies, digital assets and related technologies outside the United States often impose different, more specific or even conflicting obligations on us, as well as broader liability.

Pubco is required to comply with applicable U.S. economic and trade sanctions administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”), as well as similar requirements in other jurisdictions. The OFAC regulations and requirements generally restrict dealings by persons subject to U.S. jurisdiction with certain countries, or subnational territories that are the target of comprehensive sanctions, which currently are Cuba, Iran and North Korea, as well as Crimea, the so-called Donetsk People’s Republic, and the so-called Luhansk People’s Republic regions of Ukraine. In addition, OFAC restricts dealings by persons subject to U.S. jurisdiction with specific individuals and entities that are the subject of targeted sanctions, including persons identified on blocked persons lists, in addition to other restrictions on investments and dealings.

In the United States, “financial institutions,” as defined under the Bank Secrecy Act of 1970 (“BSA”) and its implementing regulations, are required to comply with AML requirements, which include, among other things, the implementation of an AML compliance program and compliance with certain reporting and recordkeeping requirements. Pubco is not a “financial institution” within the meaning of the BSA; however, if any of our activities cause us to be deemed a BSA-regulated “financial institution” (e.g., a “money service business” within the meaning of the BSA), we would be required to comply with the BSA and its implementing regulations, which could require us to expand our compliance framework, increase compliance costs, or expose us to the risk of fines, penalties, inquiries, audits, investigations, enforcement actions, or criminal and civil liability in the event of a violation of regulatory requirements.

Despite our efforts to comply with applicable laws and regulations, there can be no guarantee that regulators and/or law enforcement will view our activities as compliant with the AML or applicable sanctions laws and regulations, including sanctions administered by OFAC. If regulators and/or law enforcement find that we have violated these sanctions laws and regulations, or we are otherwise the subject of government investigations for alleged violations of these laws and regulations, such investigations and alleged violations could result in negative consequences for us, including costs related to government investigations, financial penalties and harm to our reputation. The impact on us related to these matters could be substantial. In connection with Closing, Pubco intends to adopt and implement a risk-based compliance program designed to support compliance with applicable AML and U.S. sanctions requirements, which we expect will include, among other things, written policies and procedures, the assignment of compliance oversight responsibilities, due diligence and ongoing oversight of key third-party service providers, screening of relevant counterparties against applicable sanctions and restricted party lists, and monitoring and escalation processes intended to identify and address potentially suspicious or prohibited activity. However, there is no guarantee that these measures will be viewed as sufficient by regulators or that they will be effective in all circumstances, and we may inadvertently provide products or services to persons or jurisdictions in violation of applicable sanctions laws and regulations.

Regulators worldwide frequently study each other’s approaches to the regulation of the blockchain technology and digital assets. Consequently, developments in any jurisdiction may influence other jurisdictions. Further, new developments in one jurisdiction may be extended to additional services and other jurisdictions. As a result, the risks created by any new law or regulation in one jurisdiction are magnified by the potential that they may be replicated in another jurisdiction, which in turn would affect our business across multiple jurisdictions and/or across our services and products. Conversely, if regulations diverge worldwide, we may face difficulty adjusting our products, services and other aspects of our business with the same effect. These risks are heightened as we face increased competitive pressure from other similarly situated businesses that engage in regulatory arbitrage to avoid the compliance costs associated with regulatory changes.

We may operate our business in foreign countries where companies often engage in business practices that are prohibited by the U.S. and other jurisdictions’ regulations applicable to us. We are subject to anti-corruption laws and regulations, including the U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”) and other laws that prohibit the making or offering of improper payments to foreign government officials and political figures, including anti-bribery provisions enforced by the U.S. Department of Justice and the SEC. The FCPA, for example, prohibits U.S. persons and entities and certain non-U.S. entities from making improper payments or offers of payments to foreign governments and their officials and political parties for the purpose of obtaining or retaining business. We have implemented policies, procedures, systems and controls designed to identify and address potentially impermissible transactions under such laws and regulations. However, there can be no assurance that all of our employees, consultants and agents—including those that may be based in or from countries where practices that violate U.S. or other laws may be customary—will not take actions in violation of our policies, for which we may be ultimately responsible.

The complexity of U.S. federal and state and international regulatory and enforcement regimes, coupled with the global scope of our operations and the evolving global regulatory environment, could result in a single event prompting a large number of overlapping investigations and proceedings by multiple government authorities in different jurisdictions. Furthermore, due to the uncertain application of existing laws and regulations, it may be that, despite our regulatory and legal analysis concluding that certain products and services are currently unregulated or fit within a particular category of regulatory activities, such products or services may indeed be subject to financial regulation, licensing or authorization obligations that we have not obtained or with which we have not complied. As a result, we are at a heightened risk of enforcement action, litigation and regulatory and legal scrutiny, which could lead to sanctions, cease-and-desist orders or other penalties and censures. Any of the foregoing could, individually or in the aggregate, have a material adverse effect on our business, results of operations, financial condition and prospects.

XRP and other digital assets are novel assets, which will expose Pubco to significant legal, commercial and regulatory uncertainty, which could materially adversely affect Pubco’s financial position, operations and prospects.

XRP and other forms of digital assets are relatively novel and have been the source of significant regulatory uncertainty, resulting in differing definitional outcomes and the absence of a unifying framework, which may adversely affect their price. In addition, XRP has a relatively limited history of existence and operations, providing only a limited performance record and, therefore, a limited basis for evaluating an investment in XRP. Although past performance is not necessarily indicative of future results, a longer operating history might have offered investors additional information on which to base such an evaluation.

Moreover, XRP and other digital assets are viewed differently by different regulatory and standards setting organizations globally as well as in the United States on the federal and state levels. Certain governments have prohibited certain digital asset activities or have severely curtailed the use of digital assets by prohibiting the acceptance of payment in XRP and other digital assets for consumer transactions and barring banking institutions from accepting deposits of digital assets. Other nations, however, allow digital assets to be used and traded without restriction. In some jurisdictions, such as in the United States, digital assets are subject to extensive, and in some cases overlapping, unclear and evolving regulatory requirements. There is a risk that relevant authorities in any jurisdiction may impose more onerous regulation on XRP, for example banning its use, regulating its operation, or otherwise changing its regulatory treatment. The application of state and federal securities laws and other laws and regulations to digital assets is unclear in certain respects, and it is possible that regulators in the United States or foreign countries may interpret or apply existing laws and regulations in a manner that may introduce a cost of compliance, or have a material impact on our business model, and therefore our financial performance and shareholder returns, and/or adversely affects the price of XRP. The U.S. federal government, states, regulatory agencies and foreign countries have recently enacted and may also enact additional new laws, regulations and guidance, or pursue regulatory, legislative, enforcement or judicial actions, that could materially impact the price of XRP, the ability of individuals or institutions such as us to own or transfer XRP, and/or the competitive landscape for our products and services. For example:

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On January 23, 2025, President Trump signed an Executive Order to promote the growth and use of digital assets, blockchain technology and related technologies across all sectors of the economy. Among other things, the Executive Order established a working group comprised of representatives from key federal agencies, tasked with developing a federal regulatory framework for digital assets and evaluating measures that can be taken to provide regulatory clarity and certainty built on technology-neutral regulations for individuals and firms involved in digital assets, including through well-defined jurisdictional regulatory boundaries. The Executive Order also instructed the U.S. Department of Treasury, the SEC, and other relevant agencies to identify regulations, guidance, documents, orders and other items affecting the digital asset sector and submit recommendations for what should be rescinded, modified or, to the extent applicable, adopted into regulations. Additionally, it revoked President Biden’s prior Executive Order from March 9, 2022, relating to digital assets, and all policies, directives and guidance issued pursuant to that Executive Order, including the Department of the Treasury’s framework for international engagement on digital assets issued on July 7, 2022 and the White House framework for digital asset development released on September 16, 2022. The establishment of a new working group within the National Economic Council to propose a federal regulatory framework for digital assets could lead to significant changes in market structure, oversight, consumer protection and risk management. The evolving regulatory environment may pose challenges to our operations, particularly if new regulations introduce additional compliance costs or restrict certain activities.

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On March 6, 2025, President Trump signed an Executive Order to establish a Strategic Bitcoin Reserve and a United States Digital Asset Stockpile. Pursuant to this Executive Order, the Strategic Bitcoin Reserve will be capitalized with Bitcoin owned by the Department of Treasury that was forfeited as part of criminal or civil asset forfeiture proceedings, and the Secretaries of Treasury and Commerce are authorized to develop budget-neutral strategies for acquiring additional bitcoin, provided that those strategies impose no incremental costs on American taxpayers. Conversely, the Digital Asset Stockpile will consist of all digital assets other than Bitcoin owned by the Department of Treasury that were forfeited in criminal or civil asset forfeiture proceedings, but the U.S. government will not acquire additional assets for the U.S. Digital Asset Stockpile beyond those obtained through such proceedings. The anticipation of a U.S. government-funded strategic cryptocurrency reserve had motivated large-scale purchases of certain digital assets in the expectation of the U.S. government acquiring XRP to fund such reserve, and the market price of such digital assets decreased significantly as a result of the ultimate content of the Executive Order. Any similar action or omission by the U.S. federal administration or other government authorities with respect to XRP or other digital assets may negatively and significantly impact the price of XRP.

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There have also been several bills introduced in Congress that propose to establish additional regulation and oversight of the digital asset market. For example, with respect to stablecoins, on July 17, 2025, the U.S. Congress passed the Guiding and Establishing National Innovation for U.S. Stablecoins Act (“GENIUS Act”), which was signed into law by President Donald Trump on July 18, 2025. The GENIUS Act introduces the first federal regulatory framework for payment stablecoins, addressing consumer protection, financial stability, national security and AML compliance, and establishes prudential requirements for the issuance, reserve backing and supervision of U.S.-dollar-pegged stablecoins. However, it is not yet in effect and certain provisions depend on final implementing regulations, which are to be issued by the primary federal stablecoin regulators. Additionally, the regulatory treatment of fiat-backed stablecoins across other jurisdictions remains uncertain. Further, the U.S. House of Representatives passed the Digital Asset Market Clarity

Act (the “CLARITY Act”) in July 2025; the CLARITY Act, which is currently awaiting U.S. Senate approval, which would split jurisdiction of oversight on digital assets between the Commodity Futures Trading Commission (“CFTC”), overseeing “digital commodities,” and the SEC, overseeing “restricted digital assets”; the bill also seeks to resolve regulatory ambiguity regarding the meaning of “security” and “commodity.” Additionally, the CLARITY Act, if adopted, would amend the Commodity Exchange Act of 1936, as amended (the “CEA”) to grant the CFTC additional regulatory and supervisory powers with respect to spot digital assets as “digital commodities.” While it is not possible to predict if and in what form such proposals will be adopted, if any, changes to or expansion of the jurisdiction of the CFTC with respect to activities in spot digital assets could result in the imposition of additional regulatory obligations and burdens, which could include registration, disclosure, reporting, and business conduct requirements. For example, it is possible that if the CLARITY Act were to become law as currently proposed, our XRP treasury strategy could cause us to be deemed a “commodity pool” under the CEA such that our operators and advisors may need to register with the CFTC as commodity pool operators and comply with other CFTC regulations as well as the rules of the National Futures Association. Such additional regulatory burdens and oversight could materially increase the cost of our business, could adversely affect the market price of XRP, and in turn could adversely affect the market price of our listed securities.

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Increased regulation may also result in limitations on the use cases of XRP. In addition, regulatory developments may require us to comply with certain existing and new regulatory regimes, such as if any of our activities cause us to be deemed a “money service business” under the BSA, which would require us to, among other things, implement an AML program, submit certain reports to Financial Crimes Enforcement Network of the United States and maintain certain records.

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The U.S. federal banking agencies have revoked prior guidance that restricted the ability of financial institutions to engage in digital asset related activities. On March 7, 2025, the Office of the Comptroller of the Currency (“OCC”) issued a letter rescinding its previous guidance that required national banks and federal savings associations to receive prior written non-objection before engaging in crypto asset-related activities, and reaffirmed these institutions are permitted to provide crypto asset custody, hold stablecoin reserves and use distributed ledger and stablecoins to engage in payment activities. On March 28, 2025, the Federal Deposit Insurance Corporation (“FDIC”) issued a letter rescinding a previous letter from 2022 that required prior notification from FDIC-supervised institutions that wanted to engage in crypto-related activities, and confirmed that such institutions may engage in certain permissible digital assets-related activities, if they adequately manage the associated risks (including market and liquidity, operational and cybersecurity and AML risks). On April 24, 2025, the Board of Governors of the Federal Reserve System of the United States (“Board of Governors of the Federal Reserve”) announced that it had withdrawn previous guidance that required state member banks to provide advance notification and, in certain cases, obtain nonobjections to engage in certain crypto asset and dollar-token activities. In July 2025, the OCC, the Board of Governors of the Federal Reserve, and the FDIC issued a statement for banking organizations regarding the safekeeping of digital assets, which focused on how existing laws, regulations and risk management principles apply to such activities, and signaled additional progress in the increasing regulatory clarity for digital assets by key financial regulators in the United States. As a result of these regulatory changes, competition on the offering of certain of our products and services may increase, potentially impacting our revenue, as well as the market price of XRP and in turn may adversely affect the market price of Pubco Class A Common Stock. On May 7, 2025, the OCC issued a letter confirming that national banks and federal savings associations may provide and outsource digital asset custody and execution services on behalf of customers. See also “Pubco will operate in a highly competitive environment and will compete against companies and other entities with similar strategies, including companies with significant XRP holdings and ETFs and ETPs for XRP and other digital assets, and Pubco’s business, operating results and financial condition may be adversely affected if Pubco is unable to compete effectively.”

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The U.S. federal banking agencies have enhanced the supervision of novel activities conducted by banking organizations, especially following the failures of Silicon Valley Bank, Signature Bank and Silvergate Bank in March 2023, which were entities perceived as integral to the digital asset ecosystem, causing a number of digital asset industry participants to struggle in finding banks willing to work with them. Reports have also suggested that U.S. regulatory agencies, including the Department of the Treasury, may have advised financial institutions to approach crypto-related clients with caution. While some policymakers and industry participants have argued that this activity constituted a coordinated effort to limit banking access to crypto companies, regulators have not publicly confirmed such an initiative. Congressional hearings continue to explore the extent to which government influence may have contributed to banking challenges for crypto businesses. While recent regulatory developments suggest a more measured approach to crypto-related banking services, as discussed above, and shifts on risk management practices signaling that debanking of digital asset industry participants without individualized risk assessments would not be supported, there is no guarantee that similar measures will not be reintroduced in the future. If banking restrictions tighten due to a shift in U.S. regulatory priorities, the digital asset ecosystem could face challenges in securing banking relationships, which could impact digital asset liquidity, market stability, operational security and institutional adoption, all of which could negatively affect the digital assets market and therefore the value of digital assets.

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On September 8, 2022, under the previous administration, the White House Office of Science and Technology Policy issued a report in coordination with other federal agencies relating to the climate and energy implications of digital assets in the United States. Among its finding are that digital assets are energy intensive and drive significant environmental impacts, and the report recommends further study of the environmental impact of digital assets and the development of environmental performance regulations for digital asset miners, which may include limiting or eliminating digital assets that use high energy intensity consensus mechanisms. Although issued under the previous administration and not currently enforced by the current administration, this report could lay a framework for the policies a subsequent administration may choose to adopt with respect to digital assets. In addition to the United States, other governments or governmental bodies globally have introduced or are contemplating environmental and energy legislative and regulatory changes in response to the increasing focus on power consumption required to operate large-scale data centers. A changing legislative environment could create economic and regulatory uncertainty for our business because the industries in which we operate, with their high energy demand, could become targets for future environmental and energy regulations.

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On April 14, 2023, the SEC re-opened the comment period for its proposal to amend the definition of “exchange” under Exchange Act Rule 3b-16 to encompass trading and communication protocol systems for digital asset securities and trading systems that use distributed ledger or blockchain technology, including both so-called “centralized” and “decentralized” trading systems. On June 12, 2025, the SEC issued a notice to withdraw this proposal. If the SEC seeks to adopt a similar proposal in the future, the new definition would have a sweeping impact on digital asset trading venues and other digital asset industry participants.

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On January 21, 2025, the SEC announced that then-Acting SEC Chairman Mark Uyeda “launched a crypto task force dedicated to developing a comprehensive and clear regulatory framework for crypto assets.” The task force is focused on helping the SEC “draw clear regulatory lines, provide realistic paths to registration, craft sensible disclosure frameworks and deploy enforcement resources judiciously.” While the SEC has formed the crypto task force to provide clarity on the application of the federal securities laws to the digital asset market and to recommend practical policy measures that aim to foster innovation and protect investors, the task force has only recently begun.

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On April 8, 2025, CFTC Acting Chairman Caroline Pham directed CFTC Staff, pursuant to Executive Order 14219, to deprioritize actions involving violations of registration requirements under the Commodity Exchange Act unless there is evidence that the non-registrant knew of the registration requirement and violated it willfully. The CFTC’s deprioritization of such enforcement actions, including against unregistered intermediaries who offer derivatives trading on digital assets, could add risk to the digital asset ecosystem.

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In July 2025, supported by the current U.S. presidential administration, the SEC unveiled “Project Crypto,” an SEC initiative to develop a flexible regulatory framework to accommodate digital assets and blockchain-based trading. Key components of “Project Crypto” are to, among other things, (i) provide clarity on digital asset classification and offerings, (ii) facilitate tokenized securities, (iii) facilitate custody of digital assets for market intermediaries and multiple business lines, (iv) develop formal rules proposals under “Project Crypto” while using interpretative or exemptive relief where possible and (iv) consider a potential “innovation exemption” to allow firms to deploy novel business models and technologies without full compliance with existing regulations upon meeting certain conditions.

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In August 2025, the CFTC launched its Listed Spot Crypto Trading Initiative, which aims to establish a framework for retail trading of leveraged, margined, or financed spot digital asset contracts (“Retail Crypto Contracts”) on CFTC-registered designated contract markets (“DCMs”). The initiative would utilize existing authority under the CEA, which requires that retail trading of commodities with leverage, margin, or financing must be conducted on DCMs. The CFTC is exploring how to implement such a framework using current regulatory powers. While not final, the initiative may contribute to wider adoption of digital assets by clarifying how existing regulated venues could be used for Retail Crypto Contracts. On September 2, 2025, the staffs of the SEC and CFTC issued a joint statement regarding trading of certain spot digital asset products on regulated exchanges. In this statement, the SEC’s Division of Trading and Markets and the CFTC’s Divisions of Market Oversight and Clearing & Risk clarify their view that current law does not prohibit SEC-registered national securities exchanges or CFTC-registered exchanges from facilitating trading in these spot crypto commodity products. This cross-agency initiative-part of the SEC’s “Project Crypto” and the CFTC’s “Crypto Sprint”—is intended to promote trading venue choice for digital assets and encourage crypto market innovation within the U.S. regulatory framework.

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The European Union’s Markets in Crypto Assets Regulation (“MiCA”), a comprehensive digital asset regulatory framework for the issuance and provision of services in relation to digital assets, like XRP, became effective in June 2023, with various requirements phasing into effect through 2024. MiCA regulates the authorization requirement for and supervision of crypto asset service providers, as well as crypto asset issuers, offerors and persons seeking admission to trading of crypto assets in the European Union. In addition, MiCA also requires the European Commission (i) to provide a report on the environmental impact of crypto assets and (ii) based upon such report, introduce measures that might be warranted to mitigate the adverse impacts on the environment of technologies employed in markets in crypto assets like the consensus mechanisms such as mandatory minimum sustainability standards for consensus mechanisms.

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In November 2023, the SEC filed a complaint against Kraken, alleging, among other claims, that Kraken’s crypto trading platform was operating as an unregistered securities exchange, broker, dealer and clearing agency, which the SEC agreed to dismiss on March 3, 2025. Additionally, individual states have the ability to file similar lawsuits on the grounds of violations of state securities laws. For example, the Oregon state attorney general filed a lawsuit against Coinbase, Inc. in April 2025, for alleged violations of Oregon state securities law, and there have been similar claims against other digital asset industry participants at a state level.

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Firms engaging in crypto asset activities in the UK must currently be registered with the Financial Conduct Authority (the “FCA”) under the Money Laundering, Terrorist Financing and Transfer of Funds (Information on the Payer) Regulations 2017 (“MLRs”), and are subject to various requirements and obligations as a result. The marketing of crypto assets is also restricted and may only be conducted by firms that are authorized by the FCA or registered under the MLRs. The FCA has also introduced rules prohibiting the marketing and sale of derivatives and exchange-traded notes that reference certain types of crypto assets to retail customers in the UK, although it now plans to remove the ban on the marketing and sale of exchange-traded notes. The UK regulatory framework for crypto assets continues to evolve rapidly, and firms operating in this space face an increasingly complex and restrictive compliance landscape. The FSMA 2023 established a framework to bring certain crypto asset activities, including issuance and trading, within the UK’s financial regulatory perimeter. Detailed rules relating to the regime are still under consultation by His Majesty’s Treasury and the FCA. In April 2025, His Majesty’s Treasury published draft legislation to bring a wide range of crypto asset activities within the scope of the UK’s regulatory perimeter, including operating a crypto asset trading venue, providing custody services and dealing in crypto assets. The FCA is also consulting on various elements of its forthcoming crypto asset regime, including in respect of the issuance of stablecoins, the custody of crypto assets and prudential requirements for crypto asset businesses. The final rules are expected to come into force in phases from late 2025 into 2026.

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In June 2023, the SEC filed a complaint against Coinbase, Inc. charging it with operating as an unregistered securities exchange, broker and clearing agency, and for the unregistered offer and sale of securities in connection with its staking-as-a-service program. In February 2025, the SEC announced the filing of a joint stipulation with Coinbase, Inc and Coinbase to dismiss the civil enforcement action against their crypto platform.

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In November 2023, Binance Holdings Ltd. and its then chief executive officer (who was later pardoned on the criminal charges) reached a settlement with the U.S. Department of Justice, the CFTC, the U.S. Department of Treasury’s Office of Foreign Asset Control, and the Financial Crimes Enforcement Network to resolve a multi-year investigation by the agencies and a civil suit brought by the CFTC, pursuant to which Binance Holdings Ltd. agreed to, among other things, pay $4.3 billion in penalties across the four agencies and to discontinue its operations in the United States; and

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In China, the People’s Bank of China and the National Development and Reform Commission have outlawed digital asset mining and declared all digital asset transactions illegal within the country. Other jurisdictions, including Egypt, Morocco and the Dominican Republic have also made the use of certain digital assets illegal. If the use of XRP is made illegal in other jurisdictions, particularly where XRP is currently traded in heavy volumes, the available market for XRP may contract. Additionally, if another government with considerable economic power were to ban digital assets or related activities, this could have further impact on the price of XRP. As a result, the markets and opportunities discussed herein may not reflect the markets and opportunities available to us in the future.

While the current administration has expressed support regarding the development and use of digital assets and the U.S. recently enacted the GENIUS Act, the specific regulatory frameworks, including the potential adoption of the CLARITY Act or other legislation designed to address the market structure of digital assets, are still to be developed. The exact timeline and impact of these efforts on our business is uncertain, and there is uncertainty regarding enforcement actions by several U.S. agencies involving digital asset issuers and trading platforms. Additionally, it is not possible to predict whether, or when, any of these developments will lead to Congress granting additional authorities to the SEC or other regulators, or the impact of any such additional authorities, including the authority that Congress has already granted to the banking agencies under the GENIUS Act. It is also not possible to predict how additional legislation, regulation or other form of regulatory or supervisory oversight—such as the implementing regulations under the GENIUS Act or any Senate amendments to the CLARITY Act or other legislation—might impact the ability of digital asset markets to function or the willingness of financial and other institutions to continue to provide services to the digital assets industry, nor how any new regulations or changes to existing regulations might impact the value of digital assets generally and XRP specifically. We cannot be certain as to how future regulatory developments will impact the treatment of XRP under the law, and ongoing and future regulation and regulatory actions could significantly restrict or eliminate the market for or uses of XRP and materially and adversely impact our business. If we fail to comply with such additional regulatory and registration requirements, we may seek to cease certain of our operations or be subjected to fines, penalties and other governmental action. Such circumstances could have a material adverse effect on our ability to continue as a going concern or to pursue our business model at all, which could have a material adverse effect on our business, prospects or operations. The consequences of increased regulation of digital assets and digital asset activities could adversely affect the market price of XRP and any other digital assets we may hold or expect to hold at such time and in turn adversely affect the market price of Pubco Class A Common Stock.

Our XRP treasury strategy could create complications with third-party service providers, such as insurance companies, banking entities and auditors, which could have a materially adverse impact on our business.

Our XRP treasury strategy could create complications with third-party service providers that may perceive companies engaging in digital asset treasury activities as presenting elevated regulatory or operational risk. U.S. and other regulators, including the Office of the Comptroller of the Currency, the Federal Reserve and the FDIC, have issued supervisory statements identifying digital asset activities as “significant risks” to banking organizations. As a result, many third-party service providers (such as insurance companies, banking entities, auditors, payment processors, compliance vendors and public relations firms) have imposed heightened diligence, restrictions or outright prohibitions on companies with digital asset exposure.

If regulators or financial institutions impose additional limitations or restrictions on digital asset activities, our service providers may refuse to enter into, renew or maintain contracts with us, or may impose terms that are commercially unacceptable. This could have severe adverse consequences for our operations. For example, our insurance premiums could increase materially, our insurers may refuse to underwrite policies, or they may exclude digital asset-related liabilities from coverage. If we are unable to obtain directors’ and officers’ liability insurance on acceptable terms, our directors and officers could face increased personal exposure in connection with securities class actions, regulatory investigations or other proceedings, which could also affect our ability to retain or attract key personnel.

If we lose access to banking services, we could experience disruptions in maintaining liquidity, processing payroll, paying vendors or accessing fiat currency. These disruptions would have a materially adverse effect on our business, financial condition and results of operations. Auditors may also view digital asset-related activities (particularly those involving self-custody, fair-value measurement, impairment testing and transaction monitoring) as high risk. If our independent public accounting firm determines that it is unable to issue an unqualified opinion or declines to continue its engagement, we could fail to meet our reporting obligations under the Exchange Act, which would materially and adversely affect our business, financial condition and ability to access the capital markets.

The regulatory environment for digital assets in the United States and globally remains highly uncertain and is evolving rapidly. U.S. policymakers are only beginning to define a comprehensive regulatory framework for digital assets. As a result, Pubco may face challenges in adapting to proposed or newly enacted laws and regulations, which could materially and adversely affect its business, financial condition and operations.

As digital assets have grown in both popularity and market size, various U.S. federal, state and local and foreign governmental organizations, as well as consumer agencies and public advocacy groups, have increasingly scrutinized the operations of blockchain networks, and digital assets users and platforms, with a focus on how digital assets can be used to launder the proceeds of illegal activities and fund criminal or terrorist enterprises. In addition, the safety and soundness of platforms and other service providers that hold digital assets for users have drawn regulatory and public attention. These concerns have led to calls for heightened regulatory oversight, and new laws and regulations.

Unlike traditional financial institutions, which have cultivated long-standing relationships with policymakers and regulators, participants in the cryptoeconomy are relatively new to the U.S. legislative and regulatory landscape. While engagement with policymakers and regulators has begun, it is still at a relatively nascent stage and may be insufficient to influence future legislation and regulation. As a result, new laws and regulations may be proposed and adopted in the United States and internationally, or existing laws and regulations may be interpreted in new ways, that adversely affect the cryptoeconomy or digital asset platforms. Consequently, Pubco may be disproportionately impacted by such developments, potentially restricting its ability to operate or innovate. Additionally, any future political activities to further our mission may be perceived unfavorably by investors and the public and have an adverse impact on our brand and reputation.

As also noted above, there has been increasing focus on the extent to which digital assets can be used to launder the proceeds of illicit activities, fund criminal or terrorist activities, or circumvent sanctions regimes, including those sanctions imposed in response to ongoing war between Russia and Ukraine. If we are found to have purchased any of our XRP from bad actors that have used XRP to launder money or are sanctioned persons, we may be subject to regulatory proceedings and any further transactions or dealings in XRP by us may be restricted or prohibited.

Additional laws, guidance and policies may be issued by domestic and foreign regulators following the bankruptcy of FTX Trading Ltd., one of the world’s largest digital asset trading platforms, in November 2022, which has been widely cited as a catalyst for increased regulatory and enforcement focus on the digital assets industry and certain market participants and practices. Increased enforcement activity and changes in the regulatory environment, including changing interpretations and the implementation of new or varying regulatory requirements by the government or any new legislation affecting XRP, as well as enforcement actions involving or impacting our trading venues, counterparties and custodians, may impose significant compliance and other costs on Pubco, significantly limit our ability to hold and transact in XRP or materially reduce the value of Pubco’s XRP holdings.

XRP’s status as a product that may be offered and sold as a “security” in any relevant jurisdiction, as well as the status of XRP-related products and services in general, is subject to uncertainty, and if Pubco is unable to properly characterize such product or service offering, Pubco may be subject to regulatory scrutiny, inquiries, investigations, fines and other penalties, which may adversely affect Pubco’s business, operating results and financial condition.

Depending on its characteristics, a digital asset may be considered a “security” under U.S. federal securities laws. The test for determining whether a particular digital asset is a “security” is complex and difficult to apply, and the outcome is difficult to predict. Public, though non-binding, statements by senior officials at the SEC have indicated that the SEC does not currently consider bitcoin or ether to be a security and, in certain circumstances, memecoins or some stablecoins, to be securities. In addition, the SEC, by action through delegated authority approving the exchange rule filings to list shares of trusts holding bitcoin and ether as commodity-based ETPs, appears to have implicitly taken the view that each of bitcoin and ether is not a security. The SEC staff has also provided informal assurances via no-action letter to a handful of promoters that their digital assets are not securities. On the other hand, the SEC under prior administrations brought enforcement actions against the issuers and promoters of several other digital assets on the basis that the digital assets in question are securities, as well as against digital asset trading platforms for allegedly operating unregistered securities exchanges on the basis that certain of the digital assets traded on their platforms are securities. For example, in June 2023, the SEC brought suit against two of the largest operators of digital asset trading platforms in Securities and Exchange Commission v. Binance Holdings Ltd., et al (the “Binance Complaint”) and Securities and Exchange Commission v. Coinbase, Inc., and Coinbase Global, Inc. (the “Coinbase Complaint”), alleging that Binance and Coinbase had solicited U.S. investors to buy, sell, and trade “crypto asset securities” through their unregistered trading platforms and operated unregistered securities exchanges, brokerages and clearing agencies. In addition, in November 2023, the SEC brought similar charges against Kraken (the “Kraken Complaint”), alleging that it operated as an unregistered securities exchange, brokerage and clearing agency. The Binance Complaint, Coinbase Complaint and Kraken Complaint, although all have now been dismissed, have led, and may in the future lead, to further volatility in digital asset prices.

In January 2025, the SEC launched a crypto task force dedicated to developing a comprehensive and clear regulatory framework for digital assets led by Commissioner Hester Peirce. Subsequently, Commissioner Peirce announced a list of specific priorities to further that initiative, which included pursuing final rules related to a digital asset’s security status, a revised path to registered offerings and listings for digital assets-based investment vehicles and clarity regarding digital asset custody, lending and staking. Additionally, on July 31, 2025, Chairman Atkins announced “Project Crypto,” a Commission-wide initiative to modernize securities rules for digital assets, reshore innovation in the United States, and implement the recommendations of the report by the interagency working group tasked with “proposing a Federal regulatory framework governing the issuance and operation of digital assets.”

Whether a digital asset is a security under the U.S. federal securities laws depends on whether it is included in the lists of instruments making up the definition of “security” in the Securities Act, the Securities Exchange Act of 1934 (the “Exchange Act”) and the Investment Company Act. Digital assets do not appear in any of these lists, although each list includes the terms “investment contract” and “note,” and the SEC has typically analyzed whether a particular digital asset is a security by reference to whether it meets the tests developed by the federal courts interpreting these terms, known as the “Howey” and “Reves” tests, respectively. For many digital assets, whether or not the Howey or Reves tests are met is difficult to resolve definitively, and substantial legal arguments can often be made both in favor of and against a particular digital asset qualifying as a security under one or both of the Howey and Reves tests. Adding to the complexity, the SEC staff has indicated that the security status of a particular digital asset can change over time as the relevant facts evolve.

With respect to XRP, in December 2020, the SEC filed a complaint against Ripple (the “Ripple Complaint”) and two of its executives (the “Ripple Defendants”), in the United States District Court for the Southern District of New York (the “S.D.N.Y.”) alleging that the Ripple Defendants had conducted unregistered securities offerings by selling XRP in contravention of Section 5 of the Securities Act. Under Section 5 of the Securities Act, it is unlawful for any person, directly or indirectly to offer to sell, offer to buy or purchase or sell a “security” unless a registration statement is in effect or has been filed with the SEC as to the offer and sale of such security to the public. On July 13, 2023, the S.D.N.Y. issued several key rulings in the case. Most notably, the court found that XRP was not inherently a security. The court distinguished between the XRP token itself and the manner in which it was sold. This finding was contrary to the SEC’s argument, which was that XRP, by its nature, was a security under the definition provided by the Securities Act. The court then analyzed each distribution of XRP as a distinct analysis under the federal securities laws and found that the direct sale of XRP by the Ripple Defendants to certain sophisticated individuals and entities pursuant to written contracts did constitute the unregistered offer and sale of securities in violation of Section 5 of the Securities Act. However, the court found that the programmatic sale of XRP by the Ripple Defendants over digital asset trading platforms in the secondary market did not constitute an unregistered sale of securities. Similarly, the court found that other of Ripple Labs‘ distributions of XRP, including the XRP that Ripple Labs granted to Ripple Labs employees as compensation or to third-party companies to incentivize the development of new applications for XRP and the XRP Ledger also did not constitute an unregistered sale of securities. The S.D.N.Y. entered a final judgment in the case on August 7, 2024. The SEC filed a notice of appeal in October 2024, and Ripple subsequently filed a cross-appeal. Both appeals were later dismissed, and in August 2025, the SEC issued an order confirming the termination of the appellate proceedings and granting related waivers.

Moreover, also in July 2023, another judge in the S.D.N.Y., in litigation between the SEC and the issuer of the TerraUSD and LUNA digital assets, suggested that he disagreed with the approach underlying the XRP decision. The Binance Complaint, the Coinbase Complaint, and the SEC’s actions against XRP’s issuer and the issuer of the TerraUSD and LUNA digital assets, as well as seemingly inconsistent views of different district court judges, underscore the continuing uncertainty around which digital assets are securities, and demonstrate that such factors as how long a digital asset has been in existence, how widely held it is, how large its market capitalization is and that it has actual use in commercial transactions, ultimately may have no bearing on whether a court will find it to be a security. Because no federal appellate court has considered the question on the merits, both with respect to XRP and digital assets generally, as well as the fact that because each digital asset presents its own unique set of relevant facts, it is not always possible to directly analogize the analysis of one digital asset to another.

As a result, Pubco could be considered to be engaged in a distribution (i.e., a public offering) of unregistered securities in violation of Section 5 of the Securities Act, which could impose significant civil and criminal liability on Pubco. There is no guarantee that a court of regulatory body will agree with Pubco’s assessment of XRP as a non-security. In addition, even though a judge in the S.D.N.Y. found that XRP was not itself a security and that secondary market transactions over digital asset trading platforms are not securities transactions, as a district court opinion, other courts are not bound by that ruling. If a federal court were to disagree with that decision and determine that XRP is a security, it is likely that the value of Pubco Class A Common Stock would decline significantly.

If we were deemed to be an “investment company” under the Investment Company Act, applicable restrictions could make it impractical for us to continue our operations and could have a material adverse effect on our business.

Under the Investment Company Act, an entity is generally deemed to be an “investment company” if it is or holds itself out as being primarily engaged in the business of investing, reinvesting or trading in securities, or if it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. Entities deemed to be investment companies are subject to extensive registration, disclosure and operational requirements, including restrictions on transactions with affiliates, limitations on capital structure and leverage, prohibitions on certain compensatory arrangements, and specific governance and compliance obligations. These requirements could make it impractical for us to continue to operate as currently structured and could have a material adverse effect on our business, financial condition and results of operations.

If XRP were determined by a court or regulatory authority to constitute a security, our holdings of XRP could be considered “investment securities” for purposes of the Investment Company Act. In that event, we could be deemed to be an unregistered investment company, which would subject us to significant additional regulatory controls, including registration and compliance obligations inconsistent with our purpose and structure. Any such determination could require us to materially alter our operations, dispose of assets, restructure our ownership or terminate certain arrangements. These consequences could have a material adverse effect on our business, financial condition and results of operations.

If we were deemed to be an investment company and were unable to obtain an exemption or otherwise restructure to avoid such status, we could be forced to suspend or cease certain activities, terminate contractual relationships, or liquidate our assets. Compliance with, or attempts to avoid, the requirements of the Investment Company Act could impose substantial costs, create operational uncertainty and materially adversely affect our business, financial condition, results of operations and prospects.

Pubco will not be subject to the same legal and regulatory obligations, including certain compliance and reporting obligations intended to protect investors, that apply to investment companies such as mutual funds and ETFs, or to obligations applicable to investment advisers.

Mutual funds, ETFs and their directors and management are subject to extensive regulation as “investment companies” and “investment advisers” under U.S. federal and state law; this regulation is intended for the benefit and protection of investors. We believe we are currently not subject to, and subsequent to the Transactions, will not be subject to, and do not otherwise voluntarily comply with, these laws and regulations. Consequently, stockholders of Pubco do not have the regulatory protections provided to shareholders in registered and regulated investment companies, which, for example, require investment companies to have a certain percentage of disinterested directors and regulate the relationship between the investment company and certain of its affiliates.

Further, Pubco could hold or trade in commodity futures contracts in order to hedge its XRP holdings. A futures contract, which is a type of derivative, is subject to the risk of loss caused by unanticipated market movements, which are potentially unlimited. In addition, there may at times be an imperfect correlation between the movement in the prices of futures contracts and the value of their underlying instruments or indexes, and there may at times not be a liquid secondary market for certain futures contracts leading to the possible inability to sell or close out a futures contract at the desired time or price. Commodity futures are regulated by the Commodity Exchange Act, as administered by the CFTC. Additionally, under the CEA, the CFTC has broad enforcement authority to police market manipulation and fraud in spot digital assets markets in which we may transact. Beyond instances of fraud or manipulation, the CFTC generally does not oversee cash or spot market exchanges or transactions involving digital asset commodities that do not utilize margin, leverage, or financing, although the passage of the CLARITY Act or other legislation regarding digital asset market structure may provide the CFTC with primary regulatory oversight authority over spot digital commodities. We do not believe that we are a commodity pool for purposes of the Commodity Exchange Act. Consequently, shareholders will not have the regulatory protections provided to shareholders in Commodity Exchange Act-regulated instruments or commodity pools.

This means, among other things, that the execution of or changes to our XRP acquisition and management strategy, our use of leverage, the manner in which our XRP is custodied, our ability to engage in transactions with affiliated parties and our operating and investment activities generally are not subject to the extensive legal and regulatory requirements and prohibitions that apply to investment companies and investment advisers. For example, although a significant change to our XRP acquisition strategy would require the approval of the Pubco Board, no shareholder or regulatory approval would be necessary. Consequently, the Pubco Board has broad discretion over the investment, leverage and cash management policies it authorizes, whether in respect of our XRP holdings or other activities we may pursue, and has the power to change our current policies, including our strategy of acquiring and holding XRP.

Risks Related to Being a Public Company

The market price of Pubco Class A Common Stock may be volatile and decline materially as a result of volatility in XRP or the digital asset markets generally, or for other reasons. You should be aware that you may lose some or all of your investment.

The trading price of Pubco Class A Common Stock following completion of the Transactions are likely to be volatile. The stock market has recently experienced and in the future may experience extreme volatility. This volatility has often been unrelated or disproportionate to the operating performance of particular companies. You may not be able to resell your shares of Pubco Class A Common Stock at an attractive price due to a number of factors such as the following:

•	Pubco’s operating and financial performance and prospects;

•	risk of Pubco’s credit rating being downgraded;

•	Pubco’s quarterly or annual earnings or those of other companies in its industry compared to market expectations;

•	conditions that impact demand for Pubco’s future products and/or services;

•	future announcements concerning Pubco’s business, its customers’ businesses or its competitors’ businesses;

•	the public’s reaction to Pubco’s press releases or other public announcements and filings with the SEC;

•	the market’s reaction to Pubco’s reduced disclosure and other requirements as a result of being an “emerging growth company” under the JOBS Act;

•	the size of Pubco’s public float;

•	volatility in XRP, Pubco’s principal asset;

•	coverage by or changes in financial estimates by securities analysts or failure to meet their expectations;

•	market and industry perception of Pubco’s success, or lack thereof, in pursuing its strategy;

•	strategic actions by Pubco or its competitors, such as acquisitions or restructurings;

•	changes in laws or regulations which adversely affect Pubco’s industry or Pubco;

•	privacy and data protection laws, privacy or data breaches, or the loss of data;

•	changes in Pubco’s accounting standards, policies, guidance, interpretations or principles;

•	changes in Pubco’s senior management or key personnel;

•	issuances, exchanges or sales, or expected issuances, exchanges or sales of Pubco Class A Common Stock;

•	changes in Pubco’s dividend policy;

•

failure by Pubco to comply with regulatory requirements, including those related to governance and control requirements in particular jurisdictions, international sanctions or a change in regulations or enforcement policies that adversely affects our operations;

•	adverse resolution of new or pending investigation, regulatory action or litigation against Pubco; and

•

changes in general market, economic and political conditions in the United States and other global economies or financial markets, including those resulting from inflation and related monetary policy in response to inflation, natural disasters, terrorist attacks, acts of war and responses to such events.

Moreover, broad market and industry factors may materially reduce the market price of Pubco Class A Common Stock, regardless of Pubco’s operating performance. In addition, price volatility may be greater if the public float and trading volume of Pubco Class A Common Stock is low. As a result, you may suffer a loss on your investment.

Pubco’s share price may be exposed to additional risks because our business will become a public company through a “de-SPAC” transaction. There has been increased focus by government agencies on such transactions, and Pubco expects that increased focus to continue. Pubco may be subject to increased scrutiny by the SEC and other government agencies on holders of Pubco securities as a result, which could adversely affect the price of Pubco Class A Common Stock.

Our common stock may trade at prices which diverge from the net asset value of our XRP holdings.

The market price of Pubco Class A Common Stock may trade at a significant premium or discount to the net asset value (“NAV”) of our XRP holdings, and such premium or discount may fluctuate significantly. The trading price of Pubco Class A Common Stock will be influenced by factors beyond the value of our XRP holdings, including investor perceptions of our strategy and risk profile, liquidity and trading volume, the size of our public float, expectations regarding our operating expenses, indebtedness and other liabilities, concerns about dilution from future equity issuances, general market conditions, and speculation regarding digital assets and digital-asset treasury businesses.

If Pubco Class A Common Stock trades at a significant or persistent discount to NAV, our ability to raise additional capital on attractive terms could be adversely affected, as equity issuances at a discount to NAV may be more dilutive to existing shareholders and may increase our overall cost of capital. A sustained discount could also limit our ability to use our stock as acquisition currency and may make it more difficult to obtain debt or other financing on acceptable terms. Further, if we have current or future financing obligations, a sustained discount could increase the risk that we would need to monetize XRP holdings at unfavorable times or prices to fund operations or satisfy such obligations, which could adversely affect our financial condition and the market price of Pubco Class A Common Stock. Although we expect to have a significant capital base and no outstanding debt following the closing of the Business Combination, there can be no assurance that we will not face liquidity needs or financing requirements that could be exacerbated by a discount to NAV.

Because Pubco will be a holding company whose principal asset is its equity interests in the Company, Pubco will be dependent upon distributions from the Company to pay taxes and other expenses.

Pubco will be a holding company, and its principal asset is expected to be its indirect ownership in the Company. Pubco is not expected to have independent means of generating significant revenue and will have expenses as a public company. As the controller of the sole managing member of the Company, Pubco intends to cause the Company to make distributions to its members, including indirectly to Pubco, sufficient to cover Pubco’s tax obligations and other costs or expenses. However, there can be no assurance that the Company will generate sufficient excess cash flow to make distributions to its members sufficient to cover Pubco’s tax obligations, payments required under the Tax Receivable Agreement and other costs or expenses, or that laws and regulations or contractual provisions (especially if the Company later issues debt) will not restrict the Company’s ability to make distributions.

Upon consummation of the Business Combination, a substantial part of the Company’s assets will be its XRP holdings and cash and cash equivalents generated from revenues from activities and the proceeds of the Transactions and the Private Placement Investments not invested in XRP. Applicable law and contractual restrictions, including negative covenants under any debt instruments, if applicable, may restrict the Company’s ability to sell XRP in order to fund working capital needs. Pubco or the Company may default on contractual obligations or may need to borrow additional funds. In the event that Pubco or the Company is required to borrow additional funds, it could adversely affect Pubco’s liquidity and subject it to additional restrictions imposed by lenders. If Pubco enters into additional financing or other agreements in the future, Pubco cannot make assurances that these agreements will be on favorable terms or that they will not restrict the distribution of dividends or other payments to shareholders.

Pubco’s ability to timely raise capital in the future may be limited, or may be unavailable on acceptable terms, if at all, which failure could harm its business, operating results and financial condition.

Pubco cannot be certain if it will generate sufficient cash through the active management of its XRP holdings to fund future operations or growth of its business. Moreover, Pubco cannot guarantee its ability to raise additional capital, or to raise additional capital on favorable terms, as additional financing may not be available on favorable terms, if at all. If adequate funds are not available on acceptable terms, Pubco may be unable to invest in future growth opportunities, which could adversely affect Pubco’s business, operating results and financial condition.

Pubco may, from time to time, issue debt in order to further its XRP acquisition strategy. If Pubco incurs additional debt, the debt holders could also have rights senior to holders of Pubco Stock to make claims on Pubco’s assets. The terms of any debt could restrict Pubco’s operations, including its ability to pay dividends on Pubco Class A Common Stock. As a result, Pubco stockholders bear the risk of future issuances of debt securities reducing the value of Pubco Class A Common Stock.

The issuance of additional shares or convertible securities by Pubco could make it difficult for another company to acquire Pubco, may dilute the ownership of Pubco stockholders and could adversely affect the price of Pubco Class A Common Stock.

Pubco may obtain additional financing and may issue additional shares and/or offer debt or other equity securities, including senior or subordinated notes, debt securities convertible into equity and/or shares of preferred stock. Issuing additional shares of Pubco Stock, other equity securities, and/or securities convertible into equity may dilute the economic and voting rights of Pubco’s existing shareholders, reduce the market price of outstanding shares of Pubco Class A Common Stock, or both. Securities convertible into equity could be subject to adjustments in the conversion ratio, pursuant to which certain events may increase the number of equity securities issuable upon conversion. Shares of preferred stock could have a preference with respect to liquidating distributions or a preference with respect to dividend payments that could further limit Pubco’s ability to pay dividends to the holders of Pubco Class A Common Stock. The potential issuance of additional securities may delay or prevent a change in control of Pubco or the Company, discourage bids for our securities at a premium to the market price, and materially and adversely affect the market price and the voting and other rights of the holders of our securities, including Pubco Class A Common Stock. Pubco’s decision to issue securities in any future offering will depend on market conditions and other factors beyond its control, which may adversely affect the amount, timing or nature of its future offerings. As a result, holders of Pubco Class A Common Stock bear the risk that Pubco’s future offerings and exercise of any options under any stock option plans that Pubco may implement may reduce the market price of Pubco Class A Common Stock and dilute their percentage ownership. See the section entitled “Description of Pubco Securities.”

Future resales of Pubco Class A Common Stock after the consummation of the Business Combination may cause the market price of Pubco’s securities to drop significantly, even if Pubco’s business is doing well.

The Lock-Up Agreements and the Insider Letter (as will be amended at Closing in accordance with the Sponsor Support Agreement) provide that after the consummation of the Business Combination and subject to certain exceptions, the Pubco Class A Common Stock and Pubco Warrants received by the Sponsor, Contributor, the Contributor Related Party Entity and the SPAC Insiders will be locked-up and subject to transfer restrictions, as described below, subject to certain exceptions, as described in the section “The Transactions—Other Transaction Agreements—The Lock-Up Agreements” and “The Transactions—Other Transaction Agreements—The Sponsor Support Agreement.”

However, following the expiration of such lock-up, the Sponsor and Ripple will not be restricted from selling Pubco Stock held by them, other than by applicable securities laws. Upon completion of the Transactions and assuming that no SPAC Class A Shares are redeemed in connection with the Transactions and based on the other assumptions included elsewhere in this proxy statement/prospectus, Ripple and the Sponsor will collectively beneficially own approximately     % of the outstanding shares of Pubco Class A Common Stock at Closing. Assuming a maximum redemption of     SPAC Class A Shares in connection with the Transactions, and based on the other assumptions included elsewhere in this proxy statement/prospectus, in the aggregate, the ownership of the Sponsor and Ripple would rise to     % of the outstanding shares of Pubco Class A Common Stock at Closing. These scenarios assume that no shares of Pubco Class A Common Stock are issued and outstanding under the Incentive Plan.

In addition, pursuant to the A&R Registration Rights Agreement, the Contribution Agreement and the Private Placement Subscription Agreements, Pubco will agree to register for resale, pursuant to Rule 415 under the Securities Act, shares of Pubco Class A Common Stock (or convertible or exchangeable into of Pubco Class A Common Stock) that are held by the Sponsor, Contributor and the Private Placement Investors. Pursuant to the A&R Registration Rights Agreement, the Contribution Agreement and the Private Placement Subscription Agreements, such parties will have customary registration rights, including demand and piggy-back rights. Pubco estimates that up to an aggregate of approximately 85,216,016 shares of Pubco Class A Common Stock, consisting of (i) 13,026,926 shares of Pubco Class A Common Stock outstanding, 42,769,074 shares of Pubco Class A Common Stock issuable upon conversion of Pubco Class C Common Stock, and 140,000 shares of Pubco Class A Common Stock issuable upon exercise of warrants, in each case held by Sponsor, (ii) 155,000 shares of Pubco Class A Common Stock issuable upon exercise of warrants held by certain SPAC shareholders, (iii) 4,647,857 shares of Pubco Class A Common Stock outstanding held by Contributor, (iv) 1,832,875 shares of Pubco Class A Common Stock outstanding held by the Contributor Related Party Entity, (v) 21,546,963 shares of Pubco Class A Common Stock outstanding held by the Advance Funding Subscribers, and (vi) 1,097,321 shares of Pubco Class A Common Stock outstanding held by the Delayed Funding Subscribers, will be subject to registration rights following the Transactions and the consummation of the Private Placement Investments, assuming, among other things, that neither SPAC, nor Pubco nor the Company enter into any additional financing arrangements after the date hereof and prior to Closing, that no Public Shareholders exercise redemption rights with respect to their Public Shares upon completion of the Transactions, that all Private Placement Investors fund their commitments as and when required under their Private Placement Subscription Agreements, that Ripple contributes the Contributed XRP as and when required under the Contribution Agreement, that the Closing SPAC Share Price is $10.00, that the Closing XRP Price is $2.36609 (which would be the Closing XRP Price if the Business Combination closed on October 19, 2025), that no shares of Pubco Class A Common Stock are issued pursuant to the Incentive Plan, and neither Ripple nor any Private Placement Investor purchases SPAC Class A Shares in the open market.

As restrictions on resale end and registration statements (filed after the Closing to provide for the resale of such shares from time to time) are available for use, the sale or possibility of sale of these shares could have the effect of increasing the volatility in the market price of Pubco Class A Common Stock and the market price of Pubco Class A Common Stock could decline if the holders of currently restricted shares sell them or are perceived by the market as intending to sell them.

Pubco will incur significant costs post-Transactions as a result of being a public company, including additional legal, accounting, insurance and other expenses, as well as costs associated with public company reporting requirements.

Pubco will incur significant legal, accounting, insurance and other expenses, including costs associated with public company reporting requirements following completion of the Transactions. Pubco will incur significant costs associated with complying with the requirements of the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, and related rules implemented by the SEC and Nasdaq, or any other national securities exchange on which it may list its securities. Pubco expects these laws and regulations to increase its legal and financial compliance costs after the Transactions and to render some activities more time-consuming and costly, although Pubco is currently unable to estimate these costs with any degree of certainty. Pubco is expected to need to hire more employees post-Transactions or engage outside consultants to comply with these requirements, which will increase its post-Transactions costs and expenses. These laws and regulations could make it more difficult or costly for Pubco to obtain certain types of insurance, including directors’ and officers’ liability insurance, and Pubco may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for Pubco to attract and retain qualified persons to serve on the Pubco Board or board committees or as executive officers. Furthermore, if Pubco is unable to satisfy its obligations as a public company, it could be subject to delisting of its Pubco Class A Common Stock, fines, sanctions and other regulatory action and potentially civil litigation.

Pubco’s management team is expected to have limited experience managing and operating a U.S. public company.

Certain members of Pubco’s management team are expected to have limited experience managing and operating a U.S. publicly traded company, interacting with U.S. public company investors, and complying with the increasingly complex laws pertaining to U.S. public companies. Its transition to being a U.S. public company subjects Pubco to significant regulatory oversight and reporting obligations under the U.S. federal securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents will require significant attention from Pubco’s senior management and could divert their attention away from the day-to-day management of its business. Pubco may not have adequate personnel with the appropriate level of knowledge, experience and training in the accounting policies, practices or internal control over financial reporting required of U.S. public companies. The development and implementation of the standards and controls necessary for Pubco to achieve the level of accounting standards required of a public company may require costs greater than expected. To support its operations as a U.S. public company, Pubco plans to recruit additional qualified employees or external consultants with relevant experience, which will increase its operating costs in future periods. Should any of these factors materialize, Pubco’s business, financial condition and results of operations could be adversely affected.

If Pubco is unable to maintain an effective system of internal controls and compliance, its business and reputation could be adversely affected.

Pubco plans to manage regulatory compliance by monitoring and evaluating its internal controls to ensure that it is in compliance with all relevant statutory and regulatory requirements, there can be no assurance that deficiencies in its internal controls and compliances will not arise, or that it will be able to implement, and continue to maintain, adequate measures to rectify or mitigate any such deficiencies in its internal controls, in a timely manner or at all. Pubco cannot assure that there will be no instances of inadvertent noncompliances with statutory requirements, which may subject it to regulatory action, including monetary penalties, which may adversely affect its business and reputation. See also “Pubco’s compliance and risk management methods, including with respect to any lending or hypothecation of Pubco’s XRP might not be effective and may result in outcomes that could adversely affect Pubco’s reputation, operating results and financial condition.”

Pubco’s failure to timely and effectively implement controls and procedures required by Section 404(a) of the Sarbanes-Oxley Act that will be applicable to it following consummation of the Business Combination could have a material adverse effect on its business, financial condition, results of operations, cash flow and prospects.

Section 404 of the Sarbanes-Oxley Act will require Pubco to evaluate the effectiveness of its internal control over financial reporting as of the end of each fiscal year, including a management report assessing the effectiveness of its internal control over financial reporting beginning with its first Annual Report on Form 10-K for the year in which the Transactions are consummated. Additionally, once Pubco ceases to be an emerging growth company, its independent registered accounting firm will also be required to attest to the effectiveness of its internal control over financial reporting in each Annual Report on Form 10-K to be filed with the SEC. Pubco may in the future identify material weaknesses or significant deficiencies that it may be unable to remedy before the requisite deadline for those reports. Pubco’s ability to comply with the annual internal control reporting requirements will depend on the effectiveness of its financial reporting and data systems and controls across its company. Pubco expects these systems and controls to involve significant expenditures and to become increasingly complex as its business grows. To effectively manage this complexity, Pubco will need to continue to improve its operational, financial and management controls and its reporting systems and procedures. Any weaknesses or deficiencies or any failure to implement required new or improved controls, or difficulties encountered in the implementation or operation of these controls, could harm its operating results and cause it to fail to meet its financial reporting obligations or result in material misstatements in its financial statements, which could adversely affect our business and reduce the market price of Pubco Class A Common Stock.

Pubco will be an “emerging growth company.” The reduced public company reporting requirements applicable to emerging growth companies may make Pubco Class A Common Stock less attractive to investors.

Pubco will qualify as an “emerging growth company,” as defined in the JOBS Act. While Pubco remains an emerging growth company, it will be permitted to and plans to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These provisions include: (i) an exemption from compliance with the auditor attestation requirement in the assessment of Pubco’s internal control over financial reporting pursuant to Section 404 of Sarbanes-Oxley, (ii) not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements, (iii) reduced disclosure obligations regarding executive compensation arrangements in Pubco’s periodic reports, registration statements and proxy statements, and

(iv) exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. As a result, the information Pubco provides will be different than the information that is available with respect to other public companies that are not emerging growth companies.

In addition, Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the exemption from complying with new or revised accounting standards provided in Section 7(a)(2)(B) of the Securities Act as long as Pubco is an emerging growth company. An emerging growth company can therefore delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies, but any such election to opt out is irrevocable.

Pubco cannot predict whether investors will find Pubco Class A Common Stock less attractive if it relies on these exemptions. If some investors find Pubco Class A Common Stock less attractive as a result, there may be a less active trading market for Pubco Class A Common Stock. The market price of Pubco Class A Common Stock may be more volatile.

Pubco expects to remain an emerging growth company until the earlier of (i) the last day of the fiscal year (1) following the fifth anniversary of the Closing, (2) in which Pubco has total annual gross revenue of at least $1.235 billion, or (3) in which Pubco is deemed to be a large accelerated filer, which means the market value of Pubco Stock that is held by non-affiliates equaled or exceeded $700 million as of the end of that year’s second fiscal quarter, and (ii) the date on which Pubco has issued more than $1.00 billion in non-convertible debt securities during the prior three-year period.

If securities or industry analysts do not publish research or reports about Pubco’s business or publish negative reports, the market price of Pubco Class A Common Stock could decline.

The trading market for Pubco Class A Common Stock will be influenced by the research and reports that industry or securities analysts publish about Pubco, Pubco’s business. Pubco may be unable or slow to attract research coverage and if one or more analysts cease coverage of Pubco, the price and trading volume of Pubco’s securities would likely be negatively impacted. If any of the analysts that may cover Pubco change their recommendation regarding Pubco’s securities adversely, or provide more favorable relative recommendations about Pubco’s competitors, the price of Pubco’s securities would likely decline. If any analyst that may cover Pubco ceases covering Pubco or fails to regularly publish reports on Pubco, it could lose visibility in the financial markets, which could cause the price or trading volume of Pubco’s securities to decline. If one or more of the analysts who cover Pubco downgrades Pubco Class A Common Stock or if Pubco’s reporting results do not meet their expectations, the market price of Pubco Class A Common Stock could decline. Moreover, the market price of Pubco Class A Common Stock may decline after the Transactions if Pubco does not achieve the perceived benefits of the Transactions as rapidly or to the extent anticipated by financial analysts, or the effect of the Transactions on Pubco’s financial results is not consistent with the expectations of financial analysts. Accordingly, holders of Pubco Stock following the consummation of the Business Combination may experience a loss as a result of a decline in the market price of Pubco Class A Common Stock. In addition, a decline in the market price of Pubco Class A Common Stock following the consummation of the Business Combination could adversely affect Pubco’s ability to issue additional securities and to obtain additional financing in the future.

Pubco may be subject to material litigation, including individual and class action lawsuits, as well as investigations and enforcement actions by regulators and governmental authorities. These matters are often expensive and time consuming, and, if resolved adversely, could harm Pubco’s business, financial condition and operating results.

We may from time to time become subject to claims, arbitrations, individual and class action lawsuits with respect to a variety of matters, including employment, consumer protection, advertising and securities. In addition, we may from time to time become subject to, government and regulatory investigations, inquiries, actions or requests, other proceedings and enforcement actions alleging violations of laws, rules and regulations, both foreign and domestic. The scope, determination and impact of claims, lawsuits, government and regulatory investigations, enforcement actions, disputes and proceedings to which we are subject cannot be predicted with certainty, and may result in:

•	substantial payments to satisfy judgments, fines or penalties;

•	substantial outside counsel, advisor and consultant fees and costs;

•	substantial administrative costs, including arbitration fees;

•	additional compliance and licensure requirements;

•	loss or non-renewal of then-existing licenses or authorizations, or prohibition from or delays in obtaining additional licenses or authorizations, required for our business;

•	loss of productivity and high demands on employee time;

•	criminal sanctions or consent decrees;

•	termination of certain employees, including members of our executive team;

•	barring of certain employees from participating in our business in whole or in part;

•	orders that restrict our business or prevent us from offering certain products or services;

•	changes to our business model and practices;

•	an inability to deliver on our strategy;

•	delays to planned transactions, product launches or improvements; and

•	damage to our brand and reputation.

Regardless of the outcome, any such matters can have an adverse impact, which may be material, on our business, operating results or financial condition because of legal costs, diversion of management resources, reputational damage and other factors.

The Amended and Restated Pubco Bylaws include an exclusive forum provision, which could limit a stockholder’s ability to obtain a favorable judicial forum for disputes with Pubco or its directors, officers or other employees.

The Amended and Restated Pubco Bylaws provide that, to the fullest extent permitted by Nevada law and unless Pubco consents in writing to the selection of an alternative forum, the Eighth Judicial District Court of Clark County, Nevada will be the sole and exclusive forum for (i) any action brought in the name or right of Pubco or on its behalf, (ii) any action asserting a claim for breach of a fiduciary duty owed by any current or former director, officer, stockholder, employee, agent or fiduciary of Pubco to Pubco or its stockholders, (iii) any “internal action” (as defined in NRS 78.046), including any action asserting a claim against Pubco arising under NRS Chapters 78 or 92A, the Amended and Restated Pubco Charter or the Amended and Restated Pubco Bylaws, any voting trust agreement or related agreement or as to which the NRS confers jurisdiction on the district court of the State of Nevada, (iv) any action to interpret, apply, enforce or determine the validity of the Amended and Restated Pubco Charter or the Amended and Restated Pubco Bylaws, or (v) any action asserting a claim governed by the internal affairs doctrine; provided that such exclusive forum provisions will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. If the Eighth Judicial District Court of Clark County, Nevada lacks jurisdiction over any such action, the sole and exclusive forum will instead be another state district court located in Nevada, and if no state district court in Nevada has jurisdiction, then a federal court located within the State of Nevada will serve as the exclusive forum.

Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce a duty or liability created by the Securities Act or the rules and regulations thereunder. Accordingly, there is uncertainty as to whether a court would enforce such an exclusive forum provision as written in connection with claims arising under the Securities Act, and Pubco’s stockholders will not be deemed to have waived Pubco’s compliance with the federal securities laws and the rules and regulations thereunder. Any person or entity purchasing or otherwise acquiring any interest in any security of Pubco shall be deemed to have notice of and consented to the exclusive forum provision of the Amended and Restated Pubco Bylaws.

The exclusive forum provision in the Amended and Restated Pubco Bylaws may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, employees or agents, or could result in increased costs for a stockholder to bring a claim, particularly if they do not live in or near Nevada, both of which may discourage the filing of lawsuits with respect to such claims. Alternatively, if a court were to find the exclusive forum provision contained in the Amended and Restated Pubco Bylaws to be inapplicable or unenforceable in an action, Pubco may incur additional costs associated with resolving such actions in other jurisdictions, which could adversely affect Pubco’s business, operating results and financial condition.

The Amended and Restated Pubco Charter includes a waiver of the right to trial by jury for certain claims, which could limit our stockholders’ ability to obtain a jury trial and could discourage claims or affect outcomes.

Article 10 of the Amended and Restated Pubco Charter will provide that, to the fullest extent not inconsistent with any applicable U.S. federal laws (including the Securities Act and the Exchange Act), any and all “internal actions” (as defined in NRS 78.046) must be tried in a court of competent jurisdiction (subject to the exclusive forum provisions in the Amended and Restated Pubco Bylaws) before the presiding judge as the trier of fact and not before a jury. Pursuant to NRS 78.046 (as amended effective May 30, 2025, pursuant to Assembly Bill No. 239), such requirement will conclusively operate as a waiver of the right to trial by jury by each party to any such internal action, but not to the extent any such waiver would be inconsistent with or prohibited under the federal securities laws (including the Securities Act and the Exchange Act) and the rules and regulations thereunder.

To the fullest extent permitted by applicable law, any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and consented to the limited jury waiver provisions in the Amended and Restated Pubco Charter, except our stockholders will not be deemed to have waived (and cannot waive) compliance with the federal securities laws (including the Securities Act and the Exchange Act) and the rules and regulations thereunder. These jury waiver provisions, to the extent applicable and enforceable, may limit a stockholder’s ability to bring a claim in a judicial forum with a jury trial, even if such stockholder may believe such trial by jury to be favorable or convenient for disputes with us or any of our current or former directors, officers, other employees or stockholders. The lack of the ability to bring a claim in a judicial forum with a jury trial may discourage stockholders from bringing otherwise meritorious lawsuits or may put a stockholder at a disadvantage in any litigation that is brought. Alternatively, if a court were to find these provisions contained in the Amended and Restated Pubco Charter to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action before a jury, which could harm our business, results of operations and financial condition.

Immediately following the consummation of this offering, holders of Company Units may require us to issue additional shares of Pubco Class A Common Stock.

After this offering, we will have an aggregate of more than     shares of Pubco Class A Common Stock authorized but unissued, including approximately      shares of Pubco Class A Common Stock issuable upon the redemption or exchange of Company Units that will be held by the holders of Company Units. We, Ripple and the Contributor Related Party Entity will enter into the Company A&R LLCA, pursuant to which holders of Company Units (other than us) will have the right, from and after the completion of this offering to require the Company to redeem all or a portion of their Company Units for, at our election, newly issued shares of Pubco Class A Common Stock on a one-for-one basis or a cash payment equal to the volume-weighted average market price of one share of Pubco Class A Common Stock for each Company Unit redeemed or exchanged. Alternatively, we can elect to directly acquire Company Units in exchange for newly issued shares of Pubco Class A Common Stock on a one-for-one basis or a cash payment equal to the volume-weighted average market price of one share of Pubco Class A Common Stock for each Company Unit redeemed or exchanged.

If Pubco elects to satisfy redemption or exchange requests by issuing additional shares of Class A Common Stock, the issuance and any subsequent sales of those shares into the public market, it may cause the market price of Pubco Class A Common Stock to decline, and could result in substantial dilution to existing holders. Conversely, if Pubco elects to satisfy such redemptions in cash, it could reduce Pubco’s liquidity and limit funds available for other corporate purposes. Any of these developments could materially and adversely affect the market price of Pubco Class A Common Stock, our business, financial condition, results of operations and prospects.

Risks Related to the Transactions

The market price of shares of Pubco Class A Common Stock after the Transactions will be affected by factors different from those currently affecting the market price of SPAC Class A Shares.

The market price of shares of Pubco Class A Common Stock after the Transactions will be influenced by various factors, distinct from those affecting the market price of SPAC Class A Shares before the Transactions. These include the financial performance of Pubco, economic conditions, market trends, XRP price performance, investor psychology, relative governance rights and political and social factors.

The market price of Pubco Class A Common Stock may change significantly following the Transactions. The stock market recently has experienced extreme volatility. This volatility often has been unrelated or disproportionate to the operating performance of particular companies. Public Shareholders may not be able to resell their shares of Pubco Class A Common Stock at an attractive price due to a number of factors such as those listed in “Risks Related to the Business and Strategy of Pubco,” “Risks Related to Being a Public Company” and the following:

•	results of operations that vary from the expectations of securities analysts and investors;

•	results of operations that vary from those of Pubco’s competitors;

•	changes in the market price of XRP;

•	changes in expectations as to Pubco’s future financial performance, including financial estimates and investment recommendations by securities analysts and investors;

•	declines in the market prices of stocks generally;

•	strategic actions by Pubco or its competitors;

•	announcements by Pubco or its competitors of significant contracts, acquisitions, joint ventures, other strategic relationships or capital commitments;

•	any significant change in Pubco’s management;

•	changes in general economic or market conditions or trends in Pubco’s industry or markets;

•	changes in business or regulatory conditions, including new laws or regulations or new interpretations of existing laws or regulations applicable to Pubco’s business;

•	future sales by Pubco of Pubco Class A Common Stock or other securities;

•	investor perceptions of the investment opportunity associated with Pubco Class A Common Stock relative to other investment alternatives;

•	the public’s response to press releases or other public announcements by Pubco or third parties, including Pubco’s filings with the SEC;

•	litigation involving Pubco, Pubco’s industry, or both, or investigations by regulators into the Pubco Board, Pubco’s operations or those of Pubco’s competitors;

•	guidance, if any, that Pubco provides to the public, any changes in this guidance or Pubco’s failure to meet this guidance;

•	the development and sustainability of an active trading market for Pubco Class A Common Stock;

•	actions by institutional or activist stockholders;

•	changes in accounting standards, policies, guidelines, interpretations or principles; and

•	other events or factors, including those resulting from pandemics, natural disasters, war, acts of terrorism or responses to these events.

These broad market and industry fluctuations may adversely affect the market price of Pubco Class A Common Stock, regardless of Pubco’s actual operating performance. In addition, price volatility may be greater if the public float and trading volume of Pubco Class A Common Stock is low.

In the past, following periods of market volatility, stockholders have instituted securities class action litigation. If Pubco was involved in securities litigation, it could have a substantial cost and divert resources and the attention of executive management from Pubco’s business regardless of the outcome of such litigation.

The consummation of the Business Combination is subject to a number of conditions and if those conditions are not satisfied or waived, the Business Combination Agreement may be terminated in accordance with its terms and the Transactions may not be completed.

The consummation of the Business Combination is conditioned upon the satisfaction or written waiver (where permissible) by the parties to the Business Combination Agreement of certain customary closing conditions. These conditions include, but are not limited to: (i) the approval by SPAC shareholders of the Condition Precedent Proposals; (ii) the expiration or termination of any applicable waiting period under the HSR Act and the consummation of the Transactions not being prohibited by applicable law; (iii) the effectiveness of a registration statement on Form S-4; (iv) the shares of Pubco Class A Common Stock and Pubco Warrants having been approved for clearing through DTC and for listing on Nasdaq, the New York Stock Exchange or another national stock exchange, subject only to notice of issuance; and (v) the Advance Funding Subscribers and Delayed Funding Subscribers having contributed an amount of XRP at least equivalent to the amounts of XRP committed in the Advance Funding and Delayed Funding, respectively. Additionally, at or prior to Closing, Pubco, SPAC and the warrant agent will enter into an Assignment, Assumption and Amendment Agreement to the Warrant Agreement in a form to be mutually agreed by Pubco, SPAC and the warrant agent thereunder (the “Warrant Assignment, Assumption and Amendment Agreement”). These conditions to the Closing of the Transactions may not be fulfilled in a timely manner or at all, and, accordingly, the Transactions may not be completed.

None of SPAC, Pubco, the Company, SPAC Merger Sub, Company Merger Sub or Ripple currently expects to waive any immaterial or material condition to the consummation of the Business Combination. If SPAC determines to waive any material condition to the consummation of the Business Combination and such waiver renders the disclosure in this proxy statement/prospectus materially misleading, or requires under applicable law the approval of Public shareholders, proxies will be resolicited from the Public shareholders.

In addition, the parties can mutually decide to terminate the Business Combination Agreement at any time, before or after the approval of the SPAC Shareholder Approval Matters by the SPAC shareholders, or Pubco, the Company or SPAC may elect to terminate the Business Combination Agreement in certain other circumstances. For more information, see the section entitled “Questions and Answers About the Proposals—Q. What conditions must be satisfied or waived to complete the Business Combination?” and the section entitled “The Transactions—The Business Combination Agreement—Conditions to the Parties’ Obligations to the Closing.”

The Business Combination Agreement contains provisions that limit SPAC from seeking an alternative business combination. If the Transactions are not completed, those restrictions may make it harder for SPAC to complete an alternate business combination before the end of the Combination Period.

While the Business Combination Agreement is in effect, SPAC may not solicit, assist, facilitate the making, submission or announcement of, or intentionally encourage any Acquisition Proposal, such as a merger, material sale of assets or equity interests or other business combination, with any third party, even though any such Acquisition Proposal could be more favorable to SPAC shareholders than the Transactions. Further, if SPAC holds and concludes the Extraordinary General Meeting but the approval of the SPAC Shareholder Approval Matters are not obtained, either SPAC or Ripple may terminate the Business Combination Agreement. If the Business Combination Agreement is terminated and the SPAC Board seeks another business combination, these provisions will make it more difficult for SPAC to complete an alternative business combination by the end of the Combination Period following the termination of the Business Combination Agreement due to the passage of time during which these provisions have remained in effect. There can be no assurance that SPAC will be able to find another acquisition target that would consummate a business combination or that such other business combination will be completed prior to the end of the Combination Period. For more information, see the section entitled “The Transactions—Termination and Effects of Termination.”

The trading price of SPAC Class A Shares between the time of the Business Combination Agreement and Closing and the trading price of Pubco Class A Common Stock after Closing are likely to be highly correlated to the price of XRP which is volatile and can rise and fall rapidly and quickly and there is no guarantee that the price of XRP at signing the Business Combination Agreement will be greater than the Closing XRP Price or higher than the redemption price that Public Shareholders would have received if they redeemed their Public Shares.

As noted elsewhere in this proxy statement/prospectus, due to the initial assets of Pubco primarily comprising XRP, the trading price of SPAC Class A Shares between the execution of the Business Combination Agreement and the Closing and the trading price of shares of Pubco Class A Common Stock following Closing are likely to be highly correlated to the price of XRP. As a result, any increase or decrease in the price of XRP could result in a corresponding increase or decrease in share price of SPAC Class A Shares and shares of Pubco Class A Common Stock. While XRP has been a well performing asset over the long term in the last five years, the price of XRP is volatile and can rise and fall rapidly and quickly and there is no guarantee that the price of XRP will continue to rise or that the price of XRP at signing of the Business Combination Agreement will be greater than the Closing XRP Price. For example, based on the CME CF XRPUSD_RR benchmark, XRP traded below $0.50 per XRP and above $3.60 per XRP over the 12 months ending on the Signing Date. The trading price of XRP also fluctuated significantly during 2024—monthly data show lows around $0.42 in July and highs around $2.71 in December. For more information, see the risk factors titled “—Pubco’s operating results, revenues and expenses may significantly fluctuate, including due to the highly volatile nature of XRP, which could have an adverse effect on the market price of Pubco Class A Common Stock” and “—XRP price volatility and sustained declines could cause losses and adversely affect our business, financial condition and ability to execute our strategy” and in the section of this proxy statement/prospectus titled “The Business Combination Proposal—SPAC Board’s Reasons for Approval of the Transactions.”

For additional information, see the risk factors titled “Pubco’s operating results, revenues and expenses may significantly fluctuate, including due to the highly volatile nature of XRP, which could have an adverse effect on the market price of Pubco Class A Common Stock,” “XRP price volatility and sustained declines could cause losses and adversely affect our business, financial condition and ability to execute our strategy” and the section of this proxy statement/prospectus titled “SPAC Board’s Reasons for the Approval of the Transactions.”

Neither SPAC nor the SPAC shareholders will have the protection of any indemnification, escrow, price adjustment or other provisions that allow for a post-closing adjustment to be made to the total consideration for the Mergers in the event that any of the representations and warranties in the Business Combination Agreement made by Pubco or the Company or any other party thereto ultimately proves to be inaccurate or incorrect.

Most of the representations and warranties made by Pubco, SPAC, the SPAC Merger Subs, the Company and Ripple to each other in the Business Combination Agreement will not survive the Closing. As a result, SPAC and the SPAC shareholders will not have the protection of any indemnification, escrow, price adjustment or other provisions that allow for a post-closing adjustment to be made to the total consideration for the Mergers if any non-surviving representation or warranty in the Business Combination Agreement made by Pubco, the Company or Ripple proves to be inaccurate or incorrect. Accordingly, to the extent such non-surviving representations or warranties are incorrect, SPAC and the SPAC shareholders would have no indemnification claim with respect thereto and its financial condition or results of operations could be adversely affected.

The value of the Founder Shares following completion of the Transactions are likely to be substantially higher than the nominal price paid for them, even if the trading price of shares of Pubco Class A Common Stock at such time is substantially less than $10.00 per share, which may create an economic incentive for the SPAC management team to pursue and consummate the Transactions which differs from the Public Shareholders.

The Sponsor currently owns 400,000 SPAC Class A Shares and 7,880,000 Founder Shares. The Sponsor also currently owns 200,000 SPAC Private Warrants. The SPAC Class A Shares, Founder Shares and SPAC Private Warrants were purchased for $6,600,000.00 in the aggregate, composed of the $2,600,000.00 purchase price for the Founder Shares (or approximately $0.33 per share) and the $4,000,000.00 purchase price, collectively, for the SPAC Class A Shares and SPAC Private Warrants (or $10.00 per unit of one SPAC Class A Share and one-half SPAC Private Warrant). Assuming a trading price of $10.00 per share upon consummation of the Business Combination, the 7,880,000 Founder Shares would have an aggregate implied value of $78,800,000.00, the 400,000 SPAC Class A Shares would have an aggregate implied value of $4,000,000.00 and the 200,000 SPAC Private Warrants would be worthless. Even if the trading price after Closing of shares of Pubco Class A Common Stock were to be as low as approximately $0.08 per share, the value of the Founder Shares, SPAC Class A Shares and SPAC Private Warrants would be equal to the Sponsor’s initial investment in the SPAC of $6,600,000.00 (without accounting for the forfeiture of any SPAC Class A Shares, Founder Shares or SPAC Private Warrants pursuant to the Sponsor Support Agreement).

In addition, the Sponsor agreed to, immediately prior to the Company Merger Effective Time, forfeit 120,000 SPAC Class A Shares, 2,364,000 SPAC Class B Shares and 60,000 SPAC Private Warrants. After the Sponsor’s remaining SPAC Class B Shares are automatically converted to SPAC Class A Shares immediately prior to the SPAC Merger Effective Time, Sponsor’s remaining SPAC Class A Shares will automatically convert into Pubco Class A Common Stock and its remaining SPAC Private Warrants into Pubco Warrants at the SPAC Merger Effective Time. Accordingly, following the Closing, the Sponsor will hold no more than 5,796,000 shares of Pubco Class A Common Stock and 140,000 Pubco Warrants from the exchange of its equity interests in the SPAC. As a result, if the Transactions are completed and the Sponsor forfeits the minimum number of shares of Pubco Class A Common Stock, the Sponsor is likely to be able to recoup its investment in SPAC and make a substantial profit on that investment even if the Public Shares lose significant value. Accordingly, the Sponsor, and SPAC’s directors and officers who have an economic interest in the Sponsor, may have an economic incentive that differs from that of the Public Shareholders to pursue and consummate an initial business combination, including the Transactions, rather than to liquidate and to return all of the cash in the Trust Account to the Public Shareholders, even if that business combination were with a riskier or less-established target business. This may have influenced the SPAC management team’s motivation in identifying and selecting the Company as SPAC’s acquisition target and seeking to consummate the Transactions. For the foregoing reasons, Public Shareholders should consider the SPAC management team’s financial incentive to complete the Business Combination when evaluating whether to elect to have their Public Shares redeemed in connection with the consummation of the Business Combination.

In addition to the compensation to be received by the Sponsor and its affiliates referred to above, RippleWorks made the RippleWorks Investment that is subject to the Sponsor’s obligation to invest all of the RippleWorks Token Investment in shares of Pubco pursuant to the Series C Subscription Agreement. RippleWorks may withdraw the RippleWorks Investment if the Business Combination is not consummated. The Sponsor will receive a customary annual management fee in connection with its management of the RippleWorks Investment. RippleWorks is a limited partner in the Sponsor and, prior to the RippleWorks Investment held, and after the execution of the Business Combination Agreement holds, a majority of the limited partner interests in the Sponsor. Prior to the RippleWorks Investment, RippleWorks was entitled to only customary limited partner information and approval rights in the Sponsor. In connection with the RippleWorks Investment, the Sponsor and RippleWorks entered into a letter agreement dated October 17, 2025 pursuant to which Sponsor agreed to consult with RippleWorks on any decisions directly related to the disposition or voting of Pubco Stock purchased under the Series C Subscription Agreement and to vote such shares as directed by RippleWorks. Chris Larsen, co-founder and Executive Chairman of Ripple, is also a co-founder and member of the board of directors of RippleWorks.

See also “—Since the Sponsor and SPAC’s directors and officers have interests that are different from, or in addition to (and which may conflict with), the interests of Public Shareholders, a conflict of interest may have existed in determining whether the Transactions with Pubco and the Company are appropriate as SPAC’s initial business combination. Such interests include that the Sponsor will lose its entire investment in SPAC if the Transactions are not completed or any other business combination is not completed.”

The “net cash” per Public Share not being redeemed will be less than the redemption price.

Each Public Share not being redeemed will represent a “net cash” per share contribution equal to its pro rata share of the Trust Account by that Public Shareholder to Pubco (which, as of     , 2026, was approximately $     which is the approximate redemption amount per Public Share based on the Trust Account balance as of     2025). This represents a higher contribution of net cash per share to Pubco than (i) shares of Pubco Class A Common Stock issued to the applicable Private Placement Investors and the Class A Merger Consideration Shares, which are being issued at $10.00 per share (with respect to the Private Placement Investments) and (ii) the $25,000 that was contributed by the Original Sponsor to SPAC in exchange for 7,880,000 Founder Shares (equal to approximately $0.0032 per share). Accordingly, assuming that the “net cash” per Public Share being contributed to Pubco reflects the cash being contributed at Closing by SPAC to Pubco (i.e., the Trust Account balance net of redemptions and any cash balances of SPAC outside of the Trust Account), the redemption price is expected to be greater than the net cash per share contributed by SPAC to Pubco.

Public Shareholders who do not elect to have their Public Shares redeemed will experience substantial and immediate dilution upon Closing of the Transactions as a result of the SPAC Class A Shares and SPAC Class B Shares held by the Sponsor, since the value of the SPAC Class A Shares and SPAC Class B Shares is likely to be substantially higher than the nominal price paid for them, as well as a result of the issuance of the shares of Pubco Stock in the Transactions (including the Private Placement Investments).

The issuance of a significant number of shares of Pubco Stock in the Transactions and in connection with the Private Placement Investments will dilute the equity interests of Public Shareholders in Pubco following the Transactions and may adversely affect prevailing market prices for shares of Pubco Class A Common Stock.

In addition, the Sponsor acquired the Founder Shares at a nominal price, also significantly contributing to this dilution.

It is anticipated that, upon Closing, excluding the impact of the Pubco Warrants and assuming, among other things, that neither SPAC, nor Pubco nor the Company enter into any additional financing arrangements after the date hereof and prior to Closing, that all Private Placement Investors fund their commitments as and when required under their Private Placement Subscription Agreements, that Ripple contributes the Contributed XRP as and when required under the Contribution Agreement, that the Closing SPAC Share Price is $10.00, that the Closing XRP Price is $2.36609 (which would be the Closing XRP Price if the Business Combination closed on October 19, 2025), that no shares of Pubco Class A Common Stock are issued pursuant to the Incentive Plan, and neither Ripple nor the Sponsor purchases SPAC Class A Shares in the open market, (a) if no Public Shares are redeemed, (i) Public Shareholders, (ii) the Advance Funding Subscribers, (iii) the Delayed Funding Subscribers, (iv) the Sponsor, (v) the Contributor Related Party Entity, and (vi) Ripple, in each case, will own approximately 35.1%, 32.9%, 1.7%, 19.9%, 2.8% and 7.1% of the issued and outstanding shares of Pubco Class A Common Stock, respectively, and the Sponsor will own 100% of the issued and outstanding shares of Pubco Class C Common Stock; (b) if 25% of the Public Shares are redeemed, (i) Public Shareholders, (ii) the Advance Funding Subscribers, (iii) the Delayed Funding Subscribers, (iv) the Sponsor, (v) the Contributor Related Party Entity and (vi) Ripple, in each case, will own approximately 30.1%, 37.6%, 1.9%, 19.9%, 2.8% and 7.1% of the issued and outstanding shares of Pubco Class A Common Stock, respectively, and the Sponsor will own 100% of the issued and outstanding shares of Pubco Class C Common Stock; (c) if 50% of the Public Shares are redeemed, ((i) Public Shareholders, (ii) the Advance Funding Subscribers, (iii) the Delayed Funding Subscribers, (iv) the Sponsor, (v) the Contributor Related Party Entity and (vi) Ripple, in each case, will own approximately 23.4%, 43.9%, 2.2%, 19.9%, 2.8% and 7.1% of the issued and outstanding shares of Pubco Class A Common Stock, respectively, and the Sponsor will own 100% of the issued and outstanding shares of Pubco Class C Common Stock; (d) if 75% of the Public Shares are redeemed, (i) Public Shareholders, (ii) the Advance Funding Subscribers, (iii) the Delayed Funding Subscribers, (iv) the Sponsor, (v) the Contributor Related Party Entity and (vi) Ripple, in each case, will own approximately 14.1%, 52.7%, 2.7%, 19.9%, 2.8% and 7.1% of the issued and outstanding shares of Pubco Class A Common Stock, respectively, and the Sponsor will own 100% of the issued and outstanding shares of Pubco Class C Common Stock; and (e) if 100% of the Public Shares are redeemed, (i) Public Shareholders, (ii) the Advance Funding Subscribers, (iii) the Delayed Funding Subscribers, (iv) the Sponsor, (v) the Contributor Related Party Entity, and (vi) Ripple, in each case, will own approximately nil percent, 65.9%, 3.4%, 19.9%, 2.8% and 7.1% of the issued and outstanding shares of Pubco Class A Common Stock, respectively, and the Sponsor will own 100% of the issued and outstanding shares of Pubco Class C Common Stock.

These ownership percentage assume a $10.00 share price and other assumptions set forth in the section entitled “Summary of the proxy statement/prospectus—Ownership of Pubco After the Transactions,” “Questions and Answers About the Proposals—What equity stake will current Public Shareholders, the PIPE Investors, the Sponsor, Ripple, and their affiliates hold in Pubco immediately after the completion of the Transactions and the Private Placement Investments?” in this proxy statement/prospectus. As such, Public Shareholders who do not elect to have their Public Shares redeemed will experience substantial and immediate dilution upon Closing. For more information, see the section entitled “Summary of the Proxy Statement/Prospectus—Dilution.”

Additionally, future issuances of Pubco Class A Common Stock, including pursuant to the Incentive Plan, may significantly dilute the equity interests of Public Shareholders who do not exercise their redemption rights and may adversely affect prevailing market prices for Pubco Class A Common Stock.

Further, Pubco may also, from time to time in the future, issue additional shares of Pubco Class A Common Stock or securities convertible into Pubco Class A Common Stock pursuant to a variety of transactions, including acquisitions or other capital markets transactions. Issuing additional shares of its capital stock, other equity securities, or securities convertible into equity may dilute the economic and voting rights of Public Shareholders, reduce the market price of Pubco Class A Common Stock, or both. Pubco’s decision to issue securities in any future offering will depend on market conditions and other factors beyond its control, which may adversely affect the amount, timing or nature of its future offerings. As a result, holders of Pubco Stock upon the Closing, including Public Shareholders who do not exercise their redemption rights, will bear the risk that future offerings may reduce the market price of Pubco Class A Common Stock and dilute their percentage ownership further.

If Public Shareholders who wish to exercise their redemption rights in connection with the Transactions fail to properly demand such redemption rights, they will not be entitled to convert their Public Shares into a pro rata portion of the Trust Account and will instead become stockholders of Pubco.

In connection with the Transactions and pursuant to the SPAC Charter, Public Shareholders may exercise their redemption rights in return for a pro rata portion of the funds available in the Trust Account, calculated as of two Business Days prior to the Closing Date. Public Shareholders who seek to exercise this redemption right must deliver their Public Shares (either physically or electronically) to      prior to the vote at the Extraordinary General Meeting, or any later time and/or date specified by the SPAC Board in accordance with the SPAC Charter, in accordance with the SPAC Charter. Any Public Shareholder who fails to properly demand redemption rights will not be entitled to have their Public Shares redeemed and receive a pro rata portion of the funds available in the Trust Account and will instead exchange their Public Shares for shares of Pubco Class A Common Stock and become stockholders of Pubco. See the section of this proxy statement/prospectus entitled “Extraordinary General Meeting of SPAC shareholders—Redemption Rights” for the procedures to be followed.

Public Shareholders will not have any rights or interests in funds from the Trust Account except under certain limited circumstances, which includes in connection with the consummation of the Business Combination. Therefore, for a Public Shareholder to liquidate their investment in SPAC prior to such times, a Public Shareholder may be forced to sell their Public Shares in the open market, potentially at a loss.

Public Shareholders will be entitled to receive funds from the Trust Account only upon the earlier to occur of: (i) SPAC’s completion of the Transactions or another business combination if the Business Combination is not consummated, and then only in connection with those Public Shares that Public Shareholders have properly elected to exercise their redemption rights, subject to the limitations described herein, (ii) the redemption of any Public Shares properly submitted in connection with a shareholder vote to amend the SPAC Charter (A) to modify the substance or timing of SPAC’s obligation to allow redemption in connection with its initial business combination or to redeem 100% of our Public Shares if it does not complete its initial business combination within the Combination Period or (B) with respect to any other material provisions relating to the rights of Public Shareholders or pre-initial business combination activity, and (iii) the redemption of the Public Shares if SPAC is unable to complete an initial business combination within the Combination Period, subject to applicable law and as further described herein. In no other circumstances will a Public Shareholder have any right or interest of any kind in the Trust Account. Accordingly, for a Public Shareholder to liquidate their investment in SPAC prior to such times, a Public Shareholder may be forced to sell their Public Shares or Public Warrants in the open market, potentially at a loss.

The Business Combination Agreement contains a closing condition that SPAC have at least $5,000,0001 of net tangible assets; however, such condition may be waived by the parties. Accordingly, SPAC and Pubco may complete the Business Combination even if Pubco Stock would be a “penny stock” upon the Closing.

SPAC’s Charter does not provide a specified maximum redemption threshold. As a result, Public Shareholders may be able to redeem their Public Shares in an amount that would cause SPAC’s net tangible assets to be less than $5,000,001 upon the completion of the Business Combination, which may subject SPAC to the SEC’s “penny stock” rules for failure to comply with the exclusions from the application of such rules set forth in Rule 3a51-1(g)(1) (the “NTA Rule”). But because the NTA Rule is one of several exclusions from the “penny stock” rules of the SEC, SPAC could rely on another exclusion relating to SPAC being listed on Nasdaq (Rule 3a51-1(a)(2)) (the “Exchange Rule”). For so long as the Public Shares remain listed on Nasdaq, the Public

Shares would not be deemed to be a “penny stock” under the Exchange Rule. In addition, another exclusion from the “penny stock” rule that Pubco could potentially rely on after the Closing is the requirement that Pubco Stock have a price of $5.00 or more (the “$5.00 Price Rule”). However, we cannot assure you that Pubco Stock will be listed on Nasdaq at the Closing or that Pubco Stock would comply with the $5.00 Price Rule.

If (i) Pubco has less than $5,000,001 of net tangible assets upon the Closing, such that it does not meet the NTA Rule, (ii) Pubco Stock is not listed on Nasdaq or another national securities exchange, such that it does not satisfy the Exchange Rule, and (iii) the trading price of Pubco Stock is less than $5.00, such that it does not meet the $5.00 Price Rule, and if no other exclusions from the “penny stock” rules apply, then we expect that the Pubco Stock would be a “penny stock” upon Closing.

Pubco and SPAC may nevertheless waive the condition to Closing requiring SPAC to have at least $5,000,0001 of net tangible assets at Closing under the Business Combination Agreement. If the parties consummate the Business Combination at a time when shares of Pubco Stock are a “penny stock”, brokers trading in shares of Pubco Stock will be required to adhere to more stringent rules. For example, brokers trading in shares of Pubco Stock would be required to deliver a standardized risk disclosure document specifying information about penny stocks and the nature and significance of risks of the penny stock market. The broker dealer also must provide the customer with bid and offer quotations for the penny stock, the compensation of the broker dealer and any salesperson in the transaction, and monthly account statements indicating the market value of each penny stock held in the customer’s account. In addition, the penny stock rules require that, prior to effecting a transaction in a penny stock not otherwise exempt from those rules, the broker dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. If Pubco Stock is a “penny stock”, these disclosure requirements may have the effect of reducing the trading activity in the secondary market for Pubco Stock. The penny stock rules are burdensome and may reduce purchases of any offerings and reduce the trading activity for shares of Pubco Stock. If shares of Pubco Stock are subject to the penny stock rules, the holders of such shares may find it more difficult to sell their shares.

The ability of Public Shareholders to exercise redemption rights with respect to a large number of SPAC Class A Shares may reduce proceeds available to Pubco after Closing, reduce the public “float” of shares of Pubco Class A Common Stock after Closing, reduce the liquidity of the trading market for the shares of Pubco Class A Common Stock after Closing, or make it difficult to obtain or maintain the quotation, listing or trading shares of Pubco Class A Common Stock on Nasdaq or another national securities exchange, and consequently may not allow the parties to complete the Business Combination, or optimize Pubco’s capital structure following the Business Combination.

Public Shareholders may vote in favor of the Transactions and still elect to have their Public Shares redeemed. We do not know how many Public Shareholders may exercise their redemption rights in connection with the Transactions. If a larger number of Public Shares are submitted for redemption than we initially expected, we may need to arrange for additional debt or equity financing to provide working capital to Pubco following the Closing. There can be no assurance that such debt or equity financing will be available to us if we need it or, if available, the terms will be satisfactory to us. Raising additional third-party financing may involve dilutive equity issuances or the incurrence of indebtedness at higher than desirable levels and may increase the probability that the Transactions will be unsuccessful.

In such event, if adequate third-party financing is unavailable or only available on unreasonable terms, Pubco may not be able to maintain the listing of its securities on Nasdaq, New York Stock Exchange or another national securities exchange for lack of liquidity and may not have sufficient cash and liquidity to finance its operations as currently contemplated following the Transactions.

Since the Sponsor and SPAC’s directors and officers have interests that are different from, or in addition to (and which may conflict with), the interests of Public Shareholders, a conflict of interest may have existed in determining whether the Transactions with Pubco and the Company are appropriate as SPAC’s initial business combination. Such interests include that the Sponsor will lose its entire investment in SPAC if the Business Combination is not completed or any other business combination is not completed.

When Public Shareholders consider the recommendation of the SPAC Board to vote in favor of each of the Proposals, including the Business Combination Proposal, they should consider that the Sponsor and SPAC’s directors and officers have interests in the Proposals that are different from, or in addition to (and which may conflict with), the interests of Public Shareholders. The SPAC Board was aware of and considered these interests, among other matters, in evaluating and negotiating the Transactions and transaction agreements and in recommending to SPAC shareholders that they vote in favor of the Proposals presented at the Extraordinary General Meeting, including the Business Combination Proposal. SPAC shareholders should take these interests into account in deciding whether to approve the Proposals. These interests include, among other things, the following:

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The Sponsor purchased from the Original Sponsor for an aggregate of $6,600,000, 7,880,000 Founder Shares, 400,000 SPAC Class A Shares and 200,000 SPAC Private Warrants. Certain of SPAC’s officers and directors have an indirect economic interest in such shares and warrants through their limited partnership interest in the Sponsor. Assuming a trading price of $     per Founder Share and $     per SPAC (based upon the respective closing prices of the SPAC Class A Shares and the SPAC Public Warrants on Nasdaq on     , 2026, the most recent practicable date prior to the date of this proxy statement/prospectus), the 7,880,000 Founder Shares, 400,000 SPAC Class A Shares and 200,000 SPAC Private Warrants, in each case if unrestricted and freely tradable, would have an implied aggregate market value of $     million. However, given the shares of Pubco Class A Common Stock that will be received in exchange for such Founder Shares or upon exercise of the Pubco Warrants will be subject to lockup restrictions, SPAC believes such shares have less value. Even if the trading price of the Public Shares were as low as $     per share, the aggregate market value of the Founder Shares alone (without taking into account the value of the SPAC Private Warrants) would be approximately equal to the initial investment in SPAC by the Sponsor.

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In addition, the Sponsor agreed to, immediately prior to the Company Merger Effective Time, forfeit 120,000 SPAC Class A Shares, 2,364,000 SPAC Class B Shares and 60,000 SPAC Private Warrants. After the Sponsor’s remaining SPAC Class B Shares are automatically converted to SPAC Class A Shares immediately prior to the SPAC Merger Effective Time, the Sponsor’s remaining SPAC Class A Shares will automatically convert into Pubco Class A Common Stock and its remaining SPAC Private Warrants into Pubco Warrants at the SPAC Merger Effective Time. Accordingly, following the Closing, the Sponsor will hold no more than 5,796,000 shares of Pubco Class A Common Stock and 140,000 Pubco Warrants from the exchange of its equity interests in the SPAC. As a result, if the Transactions are completed and the Sponsor forfeits the minimum number of shares of Pubco Class A Common Stock, even if the trading price of the Pubco Class A Common Stock were as low as $     per share, the aggregate market value of the Pubco Class A Common Stock received in exchange for the Founder Shares and not forfeited, alone (without taking into account the value of the Private Placement Units), would be approximately equal to the initial investment in SPAC by the Sponsor. If the trading price is greater than $    , the Sponsor is likely to be able to make a substantial profit on its investment in SPAC at a time when the SPAC Class A Shares and SPAC Public Warrants have lost significant value. On the other hand, if the Transactions are not approved and SPAC is unable to complete another business combination within the Combination Period, the 7,880,000 Founder Shares, 400,000 SPAC Class A Shares and 200,000 SPAC Private Warrants purchased by the Sponsor for an aggregate amount of $6,600,000 will be worthless, and Sponsor will lose its entire investment in SPAC. Accordingly, the economic interests of the Sponsor diverge from the economic interests of holders of the Public Shares.

•

As of the date hereof, the Sponsor is the record holder of 7,880,000 SPAC Class B Shares and 400,000 SPAC Class A Shares and 200,000 SPAC Private Warrants. J. Michael Arrington, a member of the SPAC Board, is the sole managing member of Arrington Capital Management, LLC, which is the general partner of the Sponsor. As of the date hereof, J. Michael Arrington is deemed to hold voting and dispositive control over the securities held directly by the Sponsor. J. Michael Arrington disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest he may have therein, directly or indirectly. Each of Mr. Arrington, Taryn Naidu, Chief Executive Officer of SPAC and member of the SPAC Board, Kyle Horton, Chief Financial Officer of SPAC, and Ronald Palmeri, a member of the SPAC Board, owns limited partner interests in the Sponsor and through them has an indirect interest in the Founder Shares, the SPAC Class A Shares and the SPAC Private Warrants and compensation the Sponsor receives in connection with the Transactions. In addition, the Sponsor is expected to transfer 10,000 SPAC Class B Shares to each of Richard Danis, Lindy Key, and Ronald Palmeri, each members of the SPAC Board, prior to the closing of the Business Combination.

•

In addition to the compensation to be received by the Sponsor and its affiliates referred to above, RippleWorks made the RippleWorks Investment that is subject to the Sponsor’s obligation to invest all of the RippleWorks Token Investment in shares of Pubco pursuant to the Series C Subscription Agreement. RippleWorks may withdraw the RippleWorks Investment if the Business Combination is not consummated. The Sponsor will receive a customary annual management fee in connection with its management of the RippleWorks Investment. RippleWorks is a limited partner in the Sponsor and, prior to the RippleWorks Investment held, and after the execution of the Business Combination Agreement holds, a majority of the limited partner interests in the Sponsor. Prior to the RippleWorks Investment, RippleWorks was entitled to only customary limited partner information and approval rights in the Sponsor. In connection with the RippleWorks Investment, the Sponsor and RippleWorks entered into a letter agreement dated October 17, 2025 pursuant to which Sponsor agreed to consult with RippleWorks on any decisions directly related to the disposition or voting of Pubco Stock purchased under the Series C Subscription Agreement and to vote such shares as directed by RippleWorks. Chris Larsen, co-founder and Executive Chairman of Ripple, is also a co-founder and member of the board of directors of RippleWorks.

•	The Sponsor and SPAC’s directors and officers shall not redeem any of the SPAC Common Shares held by them pursuant to the SPAC Charter.

•

The Sponsor and SPAC’s officers and directors have agreed to waive their rights to liquidating distributions from the Trust Account with respect to the SPAC Common Shares (other than Public Shares) held by them if SPAC fails to consummate an initial business combination within the Combination Period.

•	The Sponsor and SPAC’s officers and certain directors may lose their entire investment in SPAC if a business combination is not consummated within the Combination Period.

•

The Sponsor has agreed that it will be liable to SPAC if and to the extent any claims by a third party for services rendered or products sold to SPAC, or a prospective target business with which SPAC has entered into a written letter of intent, confidentiality or other similar agreement or business combination agreement (except for SPAC’s independent registered public accounting firm), reduce the amount of funds in the Trust Account to below (i) $10.05 per Public Share or (ii) such lesser amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the trust assets, in each case, net of the amount of interest earned on the property in the Trust Account which may be withdrawn to pay taxes, provided that such liability will not apply to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account nor will it apply to any claims under SPAC’s indemnity of the underwriters of the SPAC IPO against certain liabilities, including liabilities under the Securities Act.

•

SPAC’s existing officers and directors will be eligible for continued indemnification and continued coverage under a tail directors’ and officers’ liability insurance policy for up to a six-year period from and after the Closing for events occurring prior to the Closing, which tail policy is to be paid for by Pubco at the Closing pursuant to the Business Combination Agreement. If the Transactions do not close, SPAC’s officers and directors may not receive this tail insurance coverage.

•

Pursuant to the A&R Registration Rights Agreement, the Sponsor will have customary registration rights, including demand and piggy-back rights, subject to cooperation and cut-back provisions with respect to the Pubco Class A Common Stock and Pubco Warrants held by it following the consummation of the Business Combination.

•

The SPAC Charter provides that, to the fullest extent permitted by applicable law: (i) none of the Sponsor or any individual serving as a director or an officer shall have any duty, except and to the extent expressly assumed by contract, to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as SPAC; (ii) SPAC renounces any interest or expectancy in, or in being offered an opportunity to participate in, any potential transaction or matter which (a) may be a corporate opportunity for the Sponsor or any director or officer, on the one hand, and SPAC, on the other (b) the presentation of which would breach an existing legal obligation of the Sponsor or any director or officer to any other entity; and (iii) except to the extent expressly assumed by contract, none of the Sponsor or any director or officer will have any duty to communicate or offer any such corporate opportunity to SPAC and shall not be liable to SPAC or its shareholders for breach of any fiduciary duty as a shareholder, director and/or officer solely by reason of the fact that such party pursues or acquires such corporate opportunity for itself, himself or herself, directs such corporate opportunity to another person, or does not communicate information regarding such corporate opportunity to SPAC. In the course of their other business activities, SPAC’s officers and directors may have, or may become aware of, other investment and business opportunities which may be appropriate for presentation to SPAC as well as the other entities with which they are affiliated. SPAC’s management has pre-existing fiduciary duties and contractual obligations and if there is a conflict of interest in determining to which entity a particular business combination opportunity should be presented, any pre-existing fiduciary obligation will be presented the business combination opportunity before SPAC is presented with it. SPAC does not believe that the pre-existing fiduciary duties or contractual obligations of its officers and directors materially impacted its search for an acquisition target.

•

The Sponsor agreed that the shares of Pubco Class A Common Stock and Pubco Warrants received by it in connection with the SPAC Merger, and any shares of Pubco Class A Common Stock issuable upon the exercise of Pubco Warrants, will be locked-up and subject to transfer restrictions, until the earlier of (i) the Anniversary Release and (ii) the date on which Pubco consummates a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all Pubco stockholders having the right to exchange their shares of Pubco common stock for cash, securities or other property. The Lock-Up Agreements include customary exceptions to the transfer restrictions, including transfers to affiliates, family members, charitable organizations, and in connection with certain tax or estate planning transactions, provided that the transferee agrees to be bound by the same restrictions for the remainder of the lock-up period.

•

On October 19, 2025, concurrently with the execution of the Business Combination Agreement, the Sponsor entered into the Series C Subscription Agreement, as detailed in the section entitled “Certain Relationships and Related Party Transactions—SPAC’s Relationships and Related Party Transactions—Investments by Directors and Officers in PIPE and Private Placement Agreements.” As a result, if the Transactions are completed, the Sponsor will receive Pubco Class A Common Stock in exchange for their investments, which may increase in value following the completion of the Transactions. On the other hand, if the Transactions are not approved or, notwithstanding approval, are not completed, the Series C Subscription Agreement will terminate in accordance with its terms, the cash or contributed XRP will be returned in the manner prescribed by the Series C Subscription Agreement, and the Sponsor will not receive Pubco Class A Common Stock or the potential upside benefits of ownership thereof.

•

In addition, the Sponsor agreed to, immediately prior to the Company Merger Effective Time, forfeit 120,000 SPAC Class A Shares, 2,364,000 SPAC Class B Shares and 60,000 SPAC Private Warrants. After the Sponsor’s remaining SPAC Class B Shares are automatically converted to SPAC Class A Shares immediately prior to the SPAC Merger Effective Time, the Sponsor’s remaining SPAC Class A Shares will automatically convert into Pubco Class A Common Stock and its remaining SPAC Private Warrants into Pubco Warrants at the SPAC Merger Effective Time. Accordingly, following the Closing, the Sponsor will hold no more than 5,796,000 shares of Pubco Class A Common Stock and 140,000 Pubco Warrants from the exchange of its equity interests in the SPAC. As a result, if the Transactions are completed and the Sponsor forfeits the minimum number of shares of Pubco Class A Common Stock, the Sponsor is likely to be able to make a substantial profit on its investment in SPAC at a time when the SPAC Class A Shares and SPAC Public Warrants have lost significant value. On the other hand, if the Transactions are not approved and SPAC is unable to complete another business combination within the Combination Period, the Sponsor may lose its entire investment in SPAC.

For additional information, see the section of this proxy statement/prospectus entitled “The Business Combination Proposal—Interests of the Sponsor and SPAC’s Directors and Officers in the Transactions.”

The existence of personal and financial interests of one or more of SPAC’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the commercial interests of SPAC and the Public Shareholders and what he or she may believe is best for himself, herself or themselves in determining to recommend that Public Shareholders vote for the Proposals. The personal and financial interests of the Sponsor and SPAC’s directors and officers may have influenced their motivation in identifying and selecting the Company as an acquisition target and completing the Transactions.

In considering the recommendations of the SPAC Board to vote for each of the Proposals, Public Shareholders should consider these interests. For additional information on the interests and relationships of the Sponsor and SPAC’s directors and officers in the Transactions, see “The Business Combination Proposal—Interests of the Sponsor and SPAC’s Directors and Officers in the Transactions.” See also “The value of the Founder Shares following completion of the Transactions is likely to be substantially higher than the nominal price paid for them, even if the trading price of shares of Pubco Class A Common Stock at such time is substantially less than $10.00 per share, which may create an economic incentive for the SPAC management team to pursue and consummate the Transaction which differs from the Public Shareholders.” For a discussion of the potential dilutive impact of Redemptions on non-redeeming shareholders, see “Questions and Answers about the Proposals—Q: What happens if a substantial number of Public Shareholders vote in favor of the Business Combination Proposal and exercise their redemption rights”.

The parties to the Business Combination Agreement may waive one or more of the conditions to the Transactions or certain of the other transactions contemplated by the Business Combination Agreement.

The parties to the Business Combination Agreement may agree to waive, in whole or in part, some of the conditions to the obligations to consummate the Transactions, to the extent permitted by the Business Combination Agreement, the SPAC Charter, the Private Placement Subscription Agreements and applicable laws. For example, it is a condition to SPAC’s obligations to consummate the Transactions that certain of Pubco’s, the Company’s and Ripple’s representations and warranties are true and correct in all respects as of the Closing, subject to the materiality exceptions set forth in the Business Combination Agreement. However, if the SPAC Board determines that it is in the best interest of SPAC to waive any such breach, then the SPAC Board may elect to waive that condition and consummate the Transactions; provided that no party is able to waive the condition that SPAC shareholders approve the Business Combination Proposal.

SPAC’s directors and officers will have discretion on whether to agree to changes or waivers in the terms of the Business Combination Agreement, and their interests in exercising that discretion may conflict with those of the SPAC shareholders.

In the period leading up to the Closing, events may occur that, pursuant to the Business Combination Agreement, would require SPAC to agree to amend the Business Combination Agreement, to consent to certain actions taken by Pubco or the Company or to waive or exercise rights that SPAC is entitled to under the Business Combination Agreement. Such events could arise because of a request by Pubco or the Company to undertake actions that would otherwise be prohibited by the terms of the Business Combination Agreement or the occurrence of other events that would have a material adverse effect on Pubco’s expected business strategy and would entitle SPAC to terminate the Business Combination Agreement. In any of such circumstances, it would be at SPAC’s discretion, acting through the SPAC Board, to grant its consent or waive those rights.

The existence of the financial and personal interests of one or more of the directors of SPAC described in the preceding risk factors (and as described elsewhere in this proxy statement/prospectus) may result in a conflict of interest on the part of one or more of the directors between such director’s potential beliefs in what is best for SPAC and such director’s potential beliefs in what is best for himself or herself in determining whether or not to take the requested action.

In the event that SPAC, Pubco, the Company and the other parties to the Business Combination Agreement authorize an amendment to the Business Combination Agreement that does not require further approval by SPAC shareholders, SPAC will inform SPAC shareholders of such amendment by press release and other public communication. In the event that SPAC, Pubco, the Company and the other parties to the Business Combination Agreement authorize an amendment to the Business Combination Agreement that requires further approval by SPAC shareholders, to the extent this proxy statement/prospectus has been mailed to SPAC shareholders, a proxy supplement or an amended proxy statement/prospectus would be delivered to SPAC shareholders, and proxies would be re-solicited for approval of such amendment.

SPAC shareholders who are not affiliated with the Sponsor may be exposed to greater risk as a result of becoming stockholders of Pubco through the Transactions rather than acquiring shares of Pubco Class A Common Stock directly in an underwritten public offering as a result of the differences between the two transaction structures, including that the Transactions did not involve an independent due diligence review by an underwriter and that the Sponsor has conflicts of interest in connection with the Transactions.

Because there is no independent third-party underwriter involved in the Transactions or the issuance of Pubco Stock in connection therewith, investors will not receive the benefit of any outside independent review of the respective finances and operations of SPAC and Pubco. Underwritten public offerings of securities conducted by a licensed broker-dealer are subjected to a due diligence review by the underwriter or dealer manager to satisfy statutory duties under the Securities Act, the rules of Financial Industry Regulatory Authority, Inc. and the national securities exchange where such securities are listed. Additionally, underwriters or dealer-managers conducting such public offerings are subject to liability for any material misstatements or omissions in a registration statement filed in connection with the public offering. As no such review will be conducted in connection with the Transactions, SPAC shareholders must rely on the information in this proxy statement/prospectus and will not have the benefit of an independent review and investigation of the type normally performed by an independent underwriter in a public security offering.

If Pubco became a public company through an underwritten public offering, the underwriters would be subject to liability under Section 11 of the Securities Act for material misstatements and omissions in the initial public offering registration statement. In general, an underwriter is able to avoid liability under Section 11 if it can prove that, it “had, after reasonable investigation, reasonable ground to believe and did believe, at the time the registration statement became effective, that the statements therein (other than the audited financial statements) were true and that there was no omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading.” In order to fulfill its duty to conduct a “reasonable investigation,” an underwriter will, in addition to conducting a significant amount of due diligence on its own, usually require that an issuer’s independent registered public accounting firm provide a comfort letter with respect to certain numbers included in the registration statement and will require the law firm for the issuer to include in its legal opinion to the underwriters a statement that such counsel is not aware of any material misstatements or omissions in the initial public offering registration statement.

In addition, the amount of due diligence conducted by SPAC and its advisors in connection with the Transactions may not be as great as would have been undertaken by an underwriter in connection with an initial public offering of Pubco. Accordingly, it is possible that defects in the Company’s business or problems with the Company’s management that would have been discovered if Pubco conducted an underwritten public offering will not be discovered in connection with the Transactions, which could adversely affect the market price of Pubco Class A Common Stock.

Unlike an underwritten initial public offering, the initial trading of Pubco Class A Common Stock will not benefit from the book-building process undertaken by underwriters that helps to inform efficient price discovery with respect to opening trades of newly listed shares and underwriter support to help stabilize, maintain or affect the public price of the new issue immediately after listing. The lack of such a process in connection with the listing of Pubco Class A Common Stock on applicable national securities exchange could result in diminished investor demand, inefficiencies in pricing and a more volatile public price for Pubco Class A Common Stock during the period immediately following the listing.

Furthermore, the Sponsor and SPAC’s directors and officers have interests in the Transactions that are different from, or in addition to (and which may conflict with), the interests of Public Shareholders. Such interests may have influenced the SPAC Board in making their recommendation that SPAC shareholders vote in favor of the Business Combination Proposal and the other Proposals. In addition, in the event the Transactions are completed, the value of the Founder Shares will be significantly greater than the amount the Sponsor paid to purchase such shares, even if after consummation of the Business Combination the trading price of Pubco Class A Common Stock materially declines. See “—Since the Sponsor and SPAC’s directors and officers have interests that are different from, or in addition to (and which may conflict with), the interests of Public Shareholders, a conflict of interest may have existed in determining whether the Transactions with Pubco and the Company is appropriate as SPAC’s initial business combination. Such interests include that the Sponsor will lose its entire investment in SPAC if the Transactions are not completed or any other business combination is not completed” and the section of this proxy statement/prospectus entitled “The Business Combination Proposal—Interests of the Sponsor and SPAC’s Directors and Officers in the Transactions.” See also “The value of the Founder Shares following completion of the Transactions are likely to be substantially higher than the nominal price paid for them, even if the trading price of shares of Pubco Class A Common Stock at such time is substantially less than $10.00 per share, which may create an economic incentive for the SPAC management team to pursue and consummate the Transactions which differs from the Public Shareholders.”

If SPAC is deemed to be an investment company under the Investment Company Act, SPAC may be required to institute burdensome compliance requirements and its activities may be restricted, which may make it difficult for SPAC to complete the Business Combination.

The SEC’s adopting release with respect to the 2024 SPAC Rules provided guidance relating to the potential status of SPACs as investment companies subject to regulation under the Investment Company Act and the regulations thereunder. Whether a SPAC is an investment company is dependent on specific facts and circumstances and SPAC can give no assurance that a claim will not be made that SPAC has been operating as an unregistered investment company. See also “Risks Related to Governmental Regulation—XRP’s status as a product that may be offered and sold as a “security” in any relevant jurisdiction, as well as the status of XRP-related products and services in general, is subject to uncertainty, and if Pubco is unable to properly characterize such product or service offering, Pubco may be subject to regulatory scrutiny, inquiries, investigations, fines and other penalties, which may adversely affect Pubco’s business, operating results and financial condition.”

If SPAC is deemed to be an investment company under the Investment Company Act, SPAC’s activities may be restricted, including (i) restrictions on the nature of its investments; and (ii) restrictions on the issuance of securities, each of which may make it difficult for SPAC to complete the Business Combination. In addition, SPAC may have to impose burdensome requirements, including: (i) registration as an investment company; (ii) adoption of a specific form of corporate structure; and (iii) reporting, record keeping, voting, proxy and disclosure requirements and other rules and regulations.

In order not to be regulated as an investment company under the Investment Company Act, unless SPAC can qualify for an exclusion, SPAC must ensure that it is engaged primarily in a business other than investing, reinvesting or trading in securities and that its activities do not include investing, reinvesting, owning, holding or trading “investment securities” constituting more than 40% of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. SPAC is mindful of the SEC’s investment company definition and guidance and does not intend to complete an initial business combination with an investment company, or to acquire minority interests in other businesses or “investment securities” exceeding the permitted threshold.

To mitigate the risk that its business activities will subject SPAC to the Investment Company Act, SPAC’s proceeds held in the Trust Account have only been invested in U.S. government treasury obligations with a maturity of 185 days or less or in any open-ended investment company that holds itself out as money market funds selected by SPAC meeting certain conditions of paragraphs (d)(2), (d)(3) and (d)(4) of Rule 2a-7 under the Investment Company Act, which invest only in direct U.S. government treasury obligations. The holding of the assets in the Trust Account in this form is intended to be temporary and for the sole purpose of facilitating the Transactions or another business combination. To mitigate the risk that SPAC might be deemed to be an investment company for purposes of the Investment Company Act, which risk increases the longer that SPAC holds investments in the Trust Account, SPAC may, at any time, instruct Continental Stock Transfer & Trust Company, as trustee of the Trust Account, to liquidate the investments held in the Trust Account and instead to hold the funds in the Trust Account in cash or in an interest bearing demand deposit account at a bank. SPAC’s cash if held in these accounts may exceed any applicable FDIC insurance limits. Should events, including limited liquidity, defaults, non-performance or other adverse developments occur with respect to the banks or other financial institutions that hold SPAC’s funds, or that affect financial institutions or the financial services industry generally, or concerns or rumors about any events of these kinds or other similar risks, the value of the assets in the Trust Account could be impaired, which could have a material impact on SPAC’s operating results, liquidity, financial condition and prospects. For example, on March 10, 2023, the FDIC announced that Silicon Valley Bank had been closed by the California Department of Financial Protection and Innovation. SPAC cannot guarantee that the banks or other financial institutions that will hold SPAC’s funds will not experience similar issues in the future.

Pursuant to the investment management trust agreement between SPAC and Continental Stock Transfer & Trust Company, Continental Stock Transfer & Trust Company is not permitted to invest in securities or assets other than as described above. By restricting the investment of the proceeds to these instruments, and by having a business plan targeted at acquiring and growing businesses for the long term (rather than on buying and selling businesses in the manner of a merchant bank or private equity fund), SPAC intends to avoid being deemed an “investment company” within the meaning of the Investment Company Act. The SPAC IPO was not intended for persons who were seeking a return on investments in government securities or investment securities. The Trust Account is intended solely as a temporary depository for funds pending the earliest to occur of: (i) the completion of the Transactions or another business combination; (ii) the redemption of any Public Shares properly submitted in connection with a shareholder vote to amend the SPAC Charter (x) to modify the substance or timing of SPAC’s obligation to redeem 100% of the Public Shares if SPAC does not complete the Business Combination or another business combination within of the Combination Period; or (y) with respect to any other material provision relating to the rights of Public Shareholders or pre-business combination activity; or (iii) absent the consummation of a business combination by the end of the Combination Period, return of the funds held in the Trust Account to Public Shareholders as part of SPAC’s redemption of the Public Shares.

SPAC is aware of litigation claiming that certain SPACs should be considered to be investment companies. Although SPAC believes that these claims are without merit, SPAC cannot guarantee that it will not be deemed to be an investment company and thus subject to the Investment Company Act. Notwithstanding SPAC’s investment activities or the mitigation measures included herein, SPAC could still be deemed to be or have been an investment company at any time since the IPO.

If SPAC were deemed to be subject to the Investment Company Act, compliance with these additional regulatory burdens would require additional expenses for which SPAC has not allotted funds and may hinder its ability to complete the Transactions or may result in its liquidation. If SPAC is unable to complete the Business Combination or any other business combination, Public Shareholders may only receive approximately $     per share on the liquidation of the Trust Account (which is the approximate amount per Public Share based on the Trust Account balance as of the date of this proxy statement/prospectus), and Public Shareholders would also lose the possibility of an investment opportunity in Pubco or another potential business combination.

Members of SPAC’s management team and the SPAC Board have significant experience as founders, board members, officers, executives or employees of other companies. Certain of those persons, as well as SPAC’s affiliates, have been, may be, or may become, involved in litigation, investigations or other proceedings, including related to those companies or otherwise. The defense or prosecution of these matters could be time-consuming and could divert SPAC management’s attention, and may have an adverse effect on SPAC, which may impede SPAC’s ability to consummate the Transactions.

During the course of their careers, members of SPAC’s management team and the SPAC Board have had significant experience as founders, board members, officers, executives or employees of other companies. As a result of their involvement and positions in these companies, certain of those persons, as well as certain of SPAC’s affiliates, have been, may be or may in the future become involved in litigation, investigations or other proceedings, including relating to the business affairs of such companies, transactions entered into by such companies, or otherwise. Individual members of SPAC’s management team and the SPAC Board also may become involved in litigation, investigations or other proceedings involving claims or allegations related to or as a result of their personal conduct, either in their capacity as a corporate officer or director or otherwise, and may be personally named in such actions and potentially subject to personal liability. Any liability from such proceedings may or may not be covered by insurance and/or indemnification, depending on the facts and circumstances. The defense or prosecution of these matters could be time-consuming. Any litigation, investigations or other proceedings and the potential outcomes of such actions may divert the attention and resources of SPAC’s management team and the SPAC Board away from the Transactions and may negatively affect SPAC’s reputation.

Changes in laws or regulations (including the adoption of policies by governing administrations), or a failure to comply with any laws and regulations, may adversely affect SPAC’s business, including SPAC’s ability to complete the Transactions.

SPAC is subject to laws and regulations enacted by national, regional and local governments. These governing bodies may seek to change laws and regulations, as well as adopt new policies, including tariffs and other economic policies, that could negatively impact SPAC or Pubco. SPAC is also required to comply with certain SEC and other legal requirements and numerous complex tax laws. Compliance with, and monitoring of, applicable laws and regulations may be difficult, time consuming and costly. Those laws and regulations and their interpretation and application may also change from time to time and those changes could have a material adverse effect on SPAC’s business, investments and results of operations. In addition, a failure to comply with applicable laws or regulations, as interpreted and applied, could have a material adverse effect on SPAC’s business.

On January 24, 2024, the SEC adopted the 2024 SPAC Rules which became effective on July 1, 2024, requiring, among other items, (i) additional disclosures relating to SPAC sponsors and related persons; (ii) additional disclosures relating to SPAC business combination transactions; (iii) additional disclosures relating to dilution and to conflicts of interest involving sponsors and their affiliates in both SPAC initial public offerings and business combination transactions; (iv) additional disclosures regarding projections included in SEC filings in connection with proposed business combination transactions; and (v) the requirement that both the SPAC and its acquisition target be co-registrants for business combination registration statements.

In addition, the SEC’s adopting release provided the SPAC Guidance describing circumstances in which a SPAC could become subject to regulation under the Investment Company Act, including its duration, asset composition, business purpose and the activities of the SPAC and its management team in furtherance of such goals.

Compliance with the 2024 SPAC Rules and the SPAC Guidance may increase the costs of, and the time needed to complete, the Transactions.

If the Transactions are not approved and SPAC does not consummate another initial business combination by the end of the Combination Period, then the Sponsor’s SPAC Common Shares will become worthless and the expenses it has incurred will not be reimbursed. These interests may have influenced its decision to approve the Transactions.

The Sponsor beneficially owns the SPAC Class A Shares, Founder Shares and SPAC Private Warrants that it purchased from the Original Sponsor for an aggregate of $6,600,000 and the Sponsor has no redemption rights with respect to these SPAC Common Shares. If the Transactions with Pubco or another business combination is not completed by the end of the Combination Period, these securities will be worthless, and SPAC would be unlikely to be able to repay any such borrowings. Certain directors and executive officers of SPAC have an indirect economic interests in the Sponsor and accordingly, they may have an incentive to pursue and consummate an initial business combination, even if that business combination were with an acquisition target or on terms less favorable to Public Shareholders than liquidation. See also “The value of the Founder Shares following completion of the Transactions is likely to be substantially higher than the nominal price paid for them, even if the trading price of shares of Pubco Class A Common Stock at such time is substantially less than $10.00 per share, which may create an economic incentive for the SPAC management team to pursue and consummate the Transactions which differs from the Public Shareholders.”

For additional information, see the section of this proxy statement/prospectus entitled “The Business Combination Proposal—Interests of the Sponsor and SPAC’s Directors and Officers in the Transactions.”

These financial interests may have influenced the decision of SPAC’s directors to approve the Transactions and to continue to pursue such Transactions. In considering the recommendations of the SPAC Board to vote for each of the Proposals, SPAC shareholders should consider these interests.

If third parties bring claims against SPAC, the proceeds held in the Trust Account could be reduced and the per-share redemption amount received by Public Shareholders could be less than $     per share.

SPAC’s placing of funds in the Trust Account may not protect those funds from third-party claims against us. Although SPAC will seek to have all vendors, service providers, prospective acquisition targets and other entities with which SPAC does business execute agreements waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of the Public Shareholders, such parties may not execute such agreements, or even if they execute such agreements they may not be prevented from bringing claims against the Trust Account, including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain advantage with respect to a claim against SPAC’s assets, including the funds held in the Trust

Account. If any third-party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, SPAC’s management will perform an analysis of the alternatives available to it and will only enter into an agreement with a third party that has not executed a waiver if management believes that such third party’s engagement would be significantly more beneficial to SPAC than any alternative. CBIZ CPAs PC, SPAC’s independent registered public accounting firm and the underwriters in the SPAC IPO have not executed and will not execute an agreement with SPAC waiving such claims to the monies held in the Trust Account.

Examples of possible instances where SPAC may engage a third party that refuses to execute a waiver include the engagement of a third-party consultant whose particular expertise or skills are believed by SPAC’s management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where SPAC’s management is unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with SPAC and will not seek recourse against the Trust Account for any reason. Upon redemption of the Public Shares, if SPAC is unable to complete the Business Combination or another business combination by the end of the Combination Period, or upon the exercise of a redemption right in connection with the Transactions or another business combination, SPAC will be required to provide for payment of claims of creditors that were not waived that may be brought against SPAC within the 10 years following redemption. Accordingly, the per-share redemption amount received by public shareholders could be less than the $    per Public Share redemption price as of the date of this proxy statement/prospectus, due to claims of such creditors.

Pursuant to the Insider Letter, the Sponsor has agreed that it will be liable to SPAC if and to the extent any claims by a third party for services rendered or products sold to SPAC, or a prospective target business with which SPAC has entered into a written letter of intent, confidentiality or other similar agreement or business combination agreement (except for SPAC’s independent registered public accounting firm), reduce the amount of funds in the Trust Account to below (i) $10.05 per Public Share or (ii) such lesser amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the trust assets, in each case, net of the amount of interest earned on the property in the Trust Account which may be withdrawn to pay taxes, provided that such liability will not apply to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account nor will it apply to any claims under SPAC’s indemnity of the underwriters of the SPAC IPO against certain liabilities, including liabilities under the Securities Act. However, SPAC has not asked the Sponsor to reserve for such indemnification obligations, nor has SPAC independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and believes that the Sponsor’s only assets are SPAC Common Shares. Therefore, SPAC cannot assure Public Shares that the Sponsor would be able to satisfy those obligations. None of SPAC’s officers or directors will indemnify SPAC for claims by third parties including, without limitation, claims by vendors and prospective acquisition targets.

Additionally, if SPAC is forced to file a bankruptcy case or an involuntary bankruptcy case is filed against it which is not dismissed, or if SPAC otherwise enters compulsory or court supervised liquidation, the proceeds held in the Trust Account could be subject to applicable bankruptcy law and may be included in its bankruptcy estate and subject to the claims of third parties with priority over the claims of the Public Shareholders. To the extent any bankruptcy claims deplete the Trust Account, SPAC may not be able to return to its Public Shareholders $    per share (which is the approximate amount per Public Share based on the Trust Account balance as of this proxy statement/prospectus).

SPAC shareholders may be held liable for claims by third parties against SPAC to the extent of distributions received by them.

If SPAC is unable to complete the Business Combination with the Company or another business combination by the end of the Combination Period, SPAC will, in accordance with the SPAC Charter, (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible, but not more than 10

Business Days thereafter, subject to lawfully available funds, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account (which interest shall be net of taxes payable and up to $100,000 of interest to pay dissolution expenses), divided by the number of then issued and outstanding Public Shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of SPAC’s remaining shareholders and directors, liquidate and dissolve, subject in each case to SPAC’s obligations under Cayman Islands law to provide for claims of creditors and subject to the other requirements of applicable law. SPAC cannot assure Public Shareholders that it will properly assess all claims that may be potentially brought against SPAC.

If SPAC is forced to enter into an insolvent liquidation, any distributions received by SPAC shareholders could be viewed as an unlawful payment under applicable corporate, debtor/creditor and/or bankruptcy/insolvency laws, for example as a “preferential transfer” or a “fraudulent conveyance, preference or disposition”, or if it was proved that immediately following the date on which the distribution was made, SPAC was unable to pay its debts as they fall due in the ordinary course of business. As a result, a liquidator or bankruptcy or other court could seek to recover all amounts received by SPAC shareholders. Furthermore, SPAC’s directors may be viewed as having breached their fiduciary duties to SPAC or SPAC’s creditors and/or may have acted in bad faith, thereby exposing themselves and SPAC to claims, by paying Public Shareholders from the Trust Account prior to addressing the claims of creditors. There is no assurance that claims will not be brought against SPAC for these reasons. SPAC and its directors and officers who knowingly and willfully authorized or permitted any distribution to be paid out of the Trust Account while SPAC was unable to pay its debts as they fall due in the ordinary course of business would be guilty of an offense and may be liable to a fine of $18,292.68 and to imprisonment for five years in the Cayman Islands.

SPAC’s directors may decide not to enforce the indemnification obligations of the Sponsor, resulting in a reduction in the amount of funds in the Trust Account available for distribution to the Public Shareholders.

In the event that the proceeds in the Trust Account are reduced below the lesser of (i) $     per share and (ii) the actual amount per share held in the Trust Account as of the date of the liquidation of the Trust Account if less than $     per share due to reductions in the value of the assets in the Trust Account, in each case net of the interest which may be withdrawn to pay taxes, and the Sponsor asserts that it is unable to satisfy its obligations or that it has no indemnification obligations related to a particular claim, SPAC’s independent directors would determine whether to take legal action against the Sponsor to enforce its indemnification obligations.

While SPAC currently expects that its independent directors would take legal action on SPAC’s behalf against the Sponsor to enforce its indemnification obligations to SPAC, it is possible that SPAC’s independent directors in exercising their business judgment and subject to their fiduciary duties may choose not to do so in any particular instance if, for example, the cost of such legal action is deemed by the independent directors to be too high relative to the amount recoverable or if the independent directors determine that a favorable outcome is not likely. If SPAC’s independent directors choose not to enforce these indemnification obligations, the amount of funds in the Trust Account may be reduced below $    per share (which is the approximate amount per Public Share based on the Trust Account balance as of the date of this proxy statement/prospectus).

SPAC may not have sufficient funds to satisfy indemnification claims of its directors and officers.

SPAC has agreed to indemnify its officers and directors to the fullest extent permitted by law. However, its officers and directors have agreed to waive any right, title, interest or claim of any kind in or to any monies in the Trust Account and to not seek recourse against the Trust Account for any reason whatsoever. Accordingly, any indemnification provided will be able to be satisfied by SPAC only if (i) SPAC has sufficient funds outside of the Trust Account or (ii) SPAC consummates the Transactions or another business combination. SPAC’s obligation to indemnify its officers and directors may discourage SPAC shareholders from bringing a lawsuit against its officers or directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against its officers and directors, even though such an action, if successful, might otherwise benefit SPAC and the SPAC shareholders. Furthermore, a SPAC shareholder’s investment may be adversely affected to the extent SPAC pays the costs of settlement and damage awards against its officers and directors pursuant to these indemnification provisions.

Following the Transactions, Pubco’s business activities may be subject to review or approval by regulatory authorities pursuant to certain U.S. or foreign laws or regulations.

Certain business activities are subject to review or approval by regulatory authorities pursuant to certain U.S. or foreign laws or regulations. In the event that such regulatory approval or clearance is not obtained, or such approval or clearance are subject to conditions that are not acceptable to us, we may not be able to engage in such activities.

Among other things, the offering of certain financial products may be subject to state, federal or foreign laws or regulations. U.S. or foreign laws or regulations may also affect our ability to acquire interests in other businesses. In the United States, certain mergers that may affect competition may require filings and review by the Department of Justice and the Federal Trade Commission, and investments or acquisitions that may affect national security are subject to review by the Committee on Foreign Investment in the United States (“CFIUS”). CFIUS is an interagency committee authorized to review certain transactions involving foreign investment in the United States by foreign persons in order to determine the effect of such transactions on the national security of the United States.

The Sponsor and SPAC’s directors and officers have entered into letter agreements with SPAC, and the Sponsor has entered into the Sponsor Support Agreement with SPAC and Pubco, in each case, which requires them to vote in favor of the Transactions, regardless of how the Public Shareholders vote.

The Sponsor and SPAC’s directors and officers have entered into letter agreements with SPAC, including the Insider Letter, and the Sponsor has entered into the Sponsor Support Agreement with SPAC and Pubco, pursuant to which, among other things, they have agreed to vote all of their SPAC Common Shares in favor of any proposed business combination (except that it, he or she shall not vote any SPAC Class A Shares that it, he or she purchased after SPAC publicly announced its intention to engage in the Transactions for or against approving the Transactions). As of the date of this proxy statement/prospectus, the Sponsor owns approximately 100% of the issued and outstanding SPAC Common Shares.

To pass each of the Business Combination Proposal and the Adjournment Proposal requires an ordinary resolution, being the affirmative vote of at least a simple majority of the votes cast by the holders of the issued SPAC Common Shares, voting together as a single class, who are present in person (including virtually) or represented by proxy and entitled to vote on the respective proposal at the Extraordinary General Meeting. To pass each of the Domestication Proposal and the Merger Proposal requires a special resolution, being the affirmative vote of at least two-thirds of the votes cast by the holders of the issued SPAC Common Shares, voting together as a single class, who are present in person (including virtually) or represented by proxy and entitled to vote on the respective Proposal at the Extraordinary General Meeting. SPAC shareholders are also being asked to approve, as an ordinary resolution on a non-binding advisory basis, each of the Advisory SPAC Delaware Documents Proposals and the Advisory Organizational Documents Proposals. Although the SPAC Board is asking SPAC shareholders to approve the Advisory SPAC Delaware Documents Proposals and the Advisory Organizational Documents Proposals on a non-binding advisory basis, regardless of the outcome of the non-binding advisory vote on each of the Advisory SPAC Delaware Documents Proposals and the Advisory Organizational Documents Proposals, the Transactions will be completed if the Business Combination Proposal, the Merger Proposal and the Domestication Proposal are approved. Pursuant to the Cayman Companies Act and the SPAC Charter, only the holders of the SPAC Class B Shares are entitled to vote on the Domestication

Proposal. All holders of SPAC Common Shares are entitled to vote on the Merger Proposal, the Business Combination Proposal, the Advisory SPAC Delaware Documents Proposals, the Advisory Organizational Documents Proposals and the Adjournment Proposal.

As a result, with respect to each Proposal that requires approval of SPAC shareholders by an ordinary resolution, in addition to the Sponsor’s, CCM’s, and Northland’s SPAC Common Shares, SPAC would need only 7,205,001, or 31.3%, of the 23,000,000 Public Shares (assuming all issued and outstanding SPAC Common Shares are voted at the Extraordinary General Meeting) and the Sponsor would be able to approve each such Proposal alone if only such shares as are required to establish a quorum are represented at the Extraordinary General Meeting and cast votes on the ordinary resolutions in order to have the Transactions approved.

With respect to the Merger Proposal, which requires approval of SPAC shareholders by a special resolution, in addition to the Sponsor’s, CCM’s and Northland’s SPAC Common Shares, SPAC would need only 12,470,000, or 54.2%, of the 23,000,000 Public Shares (assuming all issued and outstanding SPAC Common Shares are voted at the Extraordinary General Meeting) and the Sponsor would be able to approve each such Proposal alone if only such shares as are required to establish a quorum are represented at the Extraordinary General Meeting and cast votes on the special resolution in order to have the Transactions approved.

In addition, the Sponsor would be able to approve the Domestication Proposal alone and without the vote of any other SPAC shareholder, as only the holders of the SPAC Class B Shares are entitled to vote on that Proposal and the Sponsor holds 100% of the issued SPAC Class B Shares.

Accordingly, the agreement by the Sponsor to vote its SPAC Common Shares in favor of the Transactions increases the likelihood that SPAC will receive the requisite SPAC shareholder approval for the Transactions.

The Sponsor and SPAC’s directors and officers and their respective affiliates may elect to purchase Public Shares from Public Shareholders, which may influence the vote on the Transactions and reduce the public “float” of SPAC Class A Shares.

Subject to compliance with applicable securities laws, the Sponsor, SPAC’s directors and officers and their affiliates may purchase Public Shares in privately negotiated transactions or in the open market prior to the record date of the Extraordinary General Meeting, although they are under no obligation or duty to do so.

Any such purchases shall be effected at a price per share no higher than the amount per share a Public Shareholder would receive if it elected to have its Public Shares redeemed in connection with the Transactions. However, they have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions. None of the funds in the Trust Account will be used to purchase Public Shares in such transactions. Such a purchase may include a contractual acknowledgment that such shareholder, although still the record holder of Public Shares is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that the Sponsor, SPAC’s directors and officers or any of their affiliates purchase Public Shares in privately negotiated transactions from Public Shareholders who have already elected to exercise their redemption rights, such selling shareholders would be required to revoke their prior elections to have their Public Shares redeemed. It is intended that, if Rule 10b-18 under the Exchange Act would apply to such purchases, then such purchases will comply with Rule 10b-18 under the Exchange Act, to the extent it applies, which provides a safe harbor for purchases made under certain conditions, including with respect to timing, pricing and volume of purchases. Any such purchases, together with the SPAC Common Shares currently owned by the Sponsor, could influence the vote on the Transactions or otherwise result in the completion of the Transactions that may not otherwise have been possible.

Additionally, at any time at or prior to the consummation of the Business Combination, subject to applicable securities laws (including with respect to material non-public information), the Sponsor, SPAC’s directors and officers and their affiliates may enter into transactions with investors and others to provide them with incentives to acquire Public Shares or not to elect to have their Public Shares redeemed. However, they have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions. None of the funds in the Trust Account will be used to purchase Public Shares in such transactions.

If such purchases are made, the public “float” of SPAC Class A Shares may be reduced and the number of beneficial holders of SPAC Class A Shares may be reduced, which may make it difficult to maintain or obtain the quotation, listing or trading of Public Shares on Nasdaq or another securities exchange. Any such purchases will be reported pursuant to Section 13 and Section 16 of the Exchange Act to the extent such purchasers are subject to such reporting requirements.

Additionally, in the event the Sponsor, SPAC’s directors and officers or their affiliates were to purchase Public Shares from Public Shareholders, such purchases would be structured in compliance with the requirements of Rule 14e-5 under the Exchange Act to the extent such rule is applicable including, in pertinent part, through adherence to the following:

•

SPAC would disclose in this proxy statement/prospectus the possibility that the Sponsor, SPAC’s directors and officers or their affiliates may purchase Public Shares from Public Shareholders outside the redemption process, along with the purpose of such purchases;

•

if the Sponsor, SPAC’s directors and officers or their affiliates were to purchase Public Shares from Public Shareholders, they would do so at a price no higher than the price offered through the redemption process;

•

SPAC would include in this proxy statement/prospectus a representation that any of the Public Shares purchased by the Sponsor, SPAC’s directors and officers or their affiliates would not be voted in favor of approving the Transactions;

•	the Sponsor, SPAC’s directors and officers or their affiliates would either not possess any redemption rights with respect to such Public Shares or they would waive such rights; and

•	SPAC would disclose in a Form 8-K filed prior to the Extraordinary General Meeting, the following items, to the extent material:

•	the amount of Public Shares purchased outside of the redemption offer by the Sponsor, SPAC’s directors and officers or their affiliates, along with the average purchase price;

•	the purpose of the purchases by the Sponsor, SPAC’s directors and officers or their affiliates;

•	the impact, if any, of the purchases by the Sponsor, SPAC’s directors and officers or their affiliates on the likelihood that the Transactions will be approved at the Extraordinary General Meeting;

•

the identities of the SPAC shareholders who sold Public Shares to the Sponsor, SPAC’s directors and officers or their affiliates s (if not purchased in the open market) or the nature of the SPAC shareholders (e.g., 5% shareholders) who sold Public Shares to the Sponsor, SPAC’s directors and officers or their affiliates; and

•	the number of Public Shares for which SPAC has received redemption requests pursuant to its redemption offer as of a date shortly prior to the filing date of the Form 8-K.

SPAC, the Company, Ripple and other parties to the Business Combination Agreement will incur transaction costs in connection with the Transactions.

Each of the parties to the Business Combination Agreement has incurred and expects that it will incur significant, non-recurring costs in connection with the consummation of the Transactions. Pubco may also incur additional costs to retain key employees. SPAC and Pubco will also incur significant legal, financial advisor, accounting, banking and consulting fees, fees relating to regulatory filings and notices, SEC filing fees, printing

and mailing fees and other costs associated with the Transactions. SPAC and Pubco estimate that they will incur $     in aggregate transaction costs. As preliminary estimates, SPAC expects to incur $     in transaction costs (assuming no Public Shareholders exercise redemption rights with respect to their Public Shares upon completion of the Transactions); Pubco expects to incur $    of estimated transaction costs for placement agent, legal, accounting, and advisory fees incurred as part of the Transactions. Some of these costs are payable regardless of whether the Transactions are completed.

Government shutdowns or similar disruptions at U.S. federal agencies, including the SEC, may delay or prevent completion of the Transactions and adversely affect our business and the market for our securities.

A lapse in U.S. federal appropriations or other government shutdowns can furlough “non-essential” federal employees and curtail services at impacted agencies, including the SEC, the Federal Trade Commission, and other regulators whose actions are relevant to the Transactions. During a shutdown, the SEC may limit or suspend acceptance, review and/or clearance of filings, issuance of SEC staff comments, responses to registrant correspondence, declaration of effectiveness of registration statements, processing of no-action or interpretive requests, and other routine functions. Any such limitations could, among other things:

•	delay the mailing of the proxy statement/prospectus and the holding of the Extraordinary General Meeting;

•	delay or prevent the SEC from declaring effective the registration statement(s) relating to the Transactions, or slow our ability to respond to SEC staff comments;

•	delay or affect related regulatory processes, such as certain antitrust/Hart-Scott-Rodino timing mechanics; and

•

compress the timetable available to satisfy closing conditions, increasing the risk that milestones tied to outside dates, redemption deadlines, charter-imposed completion windows or financing commitments are missed.

These impacts could push completion of the Transactions beyond the currently expected time frame of the first quarter of 2026, require us to adjourn or postpone the Extraordinary General Meeting, necessitate additional extensions or amendments to the SPAC’s governing documents, or lead to the termination of the Business Combination Agreement if an outside date is not extended. They could also increase costs (including additional advisory, printing and mailing expenses), affect investor sentiment and market conditions at the time of any securities offering, and/or require changes to the structure or sequencing of the Transactions. Because the timing, duration and scope of any shutdown or related curtailment of agency operations are outside our control and inherently uncertain, we cannot predict the magnitude or duration of any resulting delay. Any of the foregoing could have a material adverse effect on the Transactions and on the market price of our securities.

The fairness opinion obtained by the SPAC from CCM will not reflect changes, circumstances, developments or events that may have occurred or may occur after the date of such opinion.

SPAC has not obtained, and will not obtain, an updated Fairness Opinion as of the date of this proxy statement/prospectus from CCM. CCM’s written opinion was addressed to the SPAC Board (in its capacity as such) in connection with and for the purposes of its evaluation of the proposed business combination, was directed only to fairness, from a financial point of view, of the Exchange Ratio (as defined in the Fairness Opinion) to SPAC in the proposed business combination and did not address any other aspect of the proposed business combination. Furthermore, CCM’s opinion was based on economic, monetary, regulatory, market and other conditions existing and which could have been evaluated as of the date of the Fairness Opinion. Changes in the operations and prospects of SPAC or the Company, regulatory or legal changes, general market and economic conditions, cost and other estimates with respect to revenues and margins and other factors that may be beyond the control of SPAC and the Company, and on which the Fairness Opinion was based, may change from the date of the Fairness Opinion and alter the values of the SPAC and Company or the prices of any securities relating to the SPAC or the Company prior to consummation of the Business Combination. The Fairness Opinion does not speak to the time the Business Combination will be completed or to any date other than the date of the Fairness Opinion. For a description of the Fairness Opinion that SPAC received from CCM, please see “The Business Combination Proposal—Opinion of the SPAC Financial Advisor.” For a copy of the Fairness Opinion, please see the attached Exhibit F.

Risks Related to Ownership of Pubco Stock Following the Transactions.

Immediately after the Closing, a relatively small number of stockholders are expected to control a significant portion of Pubco’s voting power, and may be in a position to control or otherwise significantly influence actions that require stockholder approval and may make decisions that are adverse to other stockholders.

Immediately after the Closing, the Contributor Group Holders and the Sponsor will collectively hold approximately 9.9% and 19.9% of Pubco’s voting power, respectively, regardless of the number of Public Shares redeemed. Moreover, immediately after closing, SBI will hold approximately 29.8% of Pubco’s voting power, assuming no Public Shares are redeemed (or 34.0%, 39.7%, 47.7% or 59.6% of Pubco’s voting power if 25%, 50%, 75% or 100% of the Public Shares are redeemed). As a result, this relatively small number of holders will have significant influence over, and may in certain circumstances have the ability to exercise control over, certain decisions requiring stockholder approval, including the election of directors, amendments to the Amended and Restated Pubco Charter and Amended and Restated Pubco Bylaws and approval of significant corporate transactions, such as a merger or other sale of Pubco or our assets. Accordingly, such holders will have significant influence over Pubco and Pubco’s decisions, including the appointment of management and any other action requiring a vote of the Pubco Board. In addition, this concentration of ownership may have the effect of delaying, preventing or deterring a change in control of us and may negatively affect the market price of Pubco Class A Common Stock

In addition, RippleWorks, which, as of the date of this proxy statement/prospectus, holds a majority of the limited partner interests in the Sponsor, was co-founded by Chris Larsen, who serves as a member of the board of directors of RippleWorks and who also serves as co-founder and executive chairman of Ripple. This structure may create potential conflicts of interest between Mr. Larsen’s duties to Ripple, his influence over RippleWorks’ investment in the Sponsor, and the interests of Pubco and its stockholders. Although Mr. Larsen does not have direct control over RippleWorks’ voting or investment decisions with respect to the Sponsor, his dual roles and affiliations could give rise to situations where his interests as an executive of Ripple differ from or conflict with the interests of Pubco and holder of Pubco Class A Common Stock.

Conflicts of interest could arise with respect to certain of our directors and/or strategic advisors, which could adversely affect Pubco’s business and decision-making.

Stuart Alderoty, Ripple’s chief legal officer, is expected to serve on Pubco’s board of directors, and Brad Garlinghouse and David Schwartz, the latter two Ripple’s chief executive officer and a Ripple director, respectively, are expected to provide strategic advisory services to Pubco while continuing in such roles at Ripple. As a result, these individuals will have fiduciary or other duties to Ripple and/or its stakeholders, and their ongoing responsibilities to Ripple may create actual or perceived conflicts of interest when matters affecting both Pubco and Ripple are presented to Pubco’s board or management, including with respect to business strategy, commercial relationships, competitive positioning, allocation of time and resources, and the pursuit of corporate opportunities.

These potential conflicts may be heightened to the extent Pubco seeks to pursue opportunities that could be complementary to, competitive with, or otherwise overlap with Ripple’s business, or to the extent Pubco enters into, or seeks to enter into, any commercial arrangements or collaborations involving Ripple or its affiliates. In such circumstances, Messrs. Alderoty, Garlinghouse and Schwartz could be inclined, or could be perceived as inclined, to act in a manner that advances Ripple’s interests, including by recommending strategies or decisions that favor Ripple or by limiting the scope of opportunities pursued by Pubco. In addition, because these individuals will continue to have significant professional obligations to Ripple, their ability to devote sufficient time, attention and resources to Pubco could be limited, including during periods when Pubco requires heightened strategic, operational or legal support.

If Pubco is unable to appropriately manage these actual or perceived conflicts of interest, Pubco’s decision-making could be adversely affected, Pubco may be unable to capitalize on certain business opportunities, and Pubco could become subject to reputational harm, litigation, regulatory scrutiny or other disputes, any of which could have a material adverse effect on Pubco’s business, financial condition and financial statements.

Securities of companies formed through mergers with SPACs such as Pubco may experience a material decline in price relative to the share price of the SPACs prior to such merger.

SPAC issued SPAC Class A Shares for $10.00 per share upon the closing of the SPAC IPO. As with other SPACs, each SPAC Unit issued in the SPAC IPO carries a right to have such share redeemed for a pro rata portion of the proceeds held in the Trust Account. As of September 30, 2025, the redemption price per Public Share was approximately $10.20, which is the approximate redemption amount per Public Share based on the Trust Account balance as of September 30, 2025. Following the Closing, the shares of Pubco Class A Common Stock outstanding will no longer have any such redemption right and may be dependent upon the fundamental value of Pubco, as well as other relevant factors such as market conditions and trading multiples, and the securities of other companies formed through mergers with SPACs in recent years, and may be significantly less than $10.00 per share.

Volatility in Pubco’s share price could subject Pubco to securities class action litigation.

The market price of the shares of Pubco Class A Common Stock may be volatile and, in the past, companies that have experienced volatility in the market price of their shares have been subject to securities class action litigation. Pubco may be the target of this type of litigation and investigations. Securities litigation against Pubco could result in substantial costs and divert management’s attention from other business concerns, which could seriously harm Pubco’s business.

Since the completion of the SPAC IPO, there has been a precipitous drop in the market values of companies formed through mergers involving SPACs. Accordingly, securities of companies such as Pubco may be more volatile than other securities and may involve special risks.

Since the completion of the SPAC IPO, there has been a precipitous drop in the market values of companies formed through mergers involving SPACs like ours. These include inflationary pressures, increases in interest rates and other adverse economic and market forces have contributed to these drops in market value for SPACs. As a result, the Public Shares are subject to potential downward pressures, which may result in high levels of exercises of redemptions rights, reducing the cash available from the Trust Account. If there are substantial redemptions by Public Shareholders in connection with the Transactions, there will be a lower public float of Pubco Class A Common Stock following the Closing, which may cause volatility in the price of our securities and adversely impact our ability to secure financing following the Closing.

Currently, there is no public market for the shares of Pubco Class A Common Stock. Public Shareholders cannot be sure about whether the shares of Pubco Class A Common Stock will develop an active trading market or whether Pubco is able to maintain the listing of Pubco Class A Common Stock in the future even if Pubco is successful in listing Pubco Class A Common Stock on Nasdaq or any other national securities exchange, which could limit investors’ ability to make transactions in shares of Pubco Class A Common Stock and subject Pubco to additional trading restrictions.

As part of the Transactions, following the SPAC Domestication, each outstanding SPAC Class A Share (including the SPAC Class A Shares issued upon conversion of the outstanding SPAC Class B Shares) will be converted automatically into one share of Pubco Class A Common Stock. Pubco is a newly formed entity and prior to this transaction it has not issued any securities in the U.S. markets or elsewhere nor has there been extensive information about it, its businesses or its operations publicly available. SPAC and Pubco have agreed to cause the shares of Pubco Class A Common Stock to be issued in the Transactions to be approved for listing on Nasdaq, or any other national securities exchange, prior to the effective time of the Transactions. SPAC cannot assure Public Shareholders that Pubco will be able to meet the initial listing requirements. However, Pubco may be unsuccessful in listing Pubco Class A Common Stock on Nasdaq, or any other national securities exchange, and even if successful, Pubco may be unable to maintain the listing of Pubco Class A Common Stock in the future. A successful listing also does not ensure that a market for the shares of Pubco Class A Common Stock will develop or the price at which the shares will trade. No assurance can be provided as to the demand for or trading price of the shares of Pubco Class A Common Stock following the Closing and the shares of Pubco Class A Common Stock may trade at a price less than the current market price of the SPAC Class A Shares.

If Pubco fails to meet the initial listing requirements and Nasdaq or another national securities exchange does not list its shares of Pubco Class A Common Stock on its exchange, none of the parties to the Business Combination Agreement would be required to consummate the Transactions. In the event that all such parties elected to waive this condition, and the Transactions were consummated without shares of Pubco Class A Common Stock being listed on Nasdaq or on another national securities exchange, Pubco could face significant material adverse consequences, including:

•	a limited availability of market quotations for shares of Pubco Class A Common Stock;

•	reduced liquidity for shares of Pubco Class A Common Stock;

•

to the extent that Pubco does not qualify for any of the other penny stock exemptions from under the applicable provisions of Rule 3a51-1 under the Exchange Act, a determination that shares of Pubco Class A Stock are “penny stocks” which will require brokers trading in shares of Pubco Class A Common Stock to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for shares of Pubco Class A Common Stock;

•	a limited amount of news and analyst coverage; and

•	a decreased ability to issue additional securities or obtain additional financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” If shares of Pubco Class A Common Stock are not listed on Nasdaq or another national securities exchange, such shares would not qualify as covered securities and Pubco would be subject to regulation in each state in which Pubco offers its shares of Pubco Class A Common Stock because states are not preempted from regulating the sale of securities that are not covered securities.

Even if Pubco is successful in listing Pubco Class A Common Stock and developing a public market, there may not be enough liquidity in such market to enable Pubco stockholders to sell their shares of Pubco Class A Common Stock. If a public market for the shares of Pubco Class A Common Stock does not develop, investors may not be able to re-sell their shares of Pubco Class A Common Stock, rendering their shares illiquid and possibly resulting in a complete loss of their investment. Pubco cannot predict the extent to which investor interest in Pubco will lead to the development of an active, liquid trading market. The trading price of and demand for the shares of Pubco Class A Common Stock following completion of the Transactions and the development and continued existence of a market and favorable price for the shares of Pubco Class A Common Stock will depend on a number of conditions, including the development of a market following, including by analysts and other investment professionals, the businesses, operations, results and prospects of Pubco, general market and economic conditions, governmental actions, regulatory considerations, legal proceedings and developments or other factors. These and other factors may impair the development of a liquid market and the ability of investors to sell shares at an attractive price. These factors also could cause the market price and demand for shares of Pubco Class A Common Stock to fluctuate substantially, which may limit or prevent investors from readily selling their shares and may otherwise affect negatively the price and liquidity of the shares of Pubco Class A Common Stock. Many of these factors and conditions are beyond the control of Pubco or stockholders of Pubco.

Reports published by analysts, including projections in those reports that differ from Pubco’s actual results, could adversely affect the price and trading volume of Pubco Stock.

Pubco’s management currently expects that securities research analysts will establish and publish their own periodic projections for its business. These projections may vary widely and may not accurately predict the results Pubco actually achieves. Pubco’s share price may decline if its actual results do not match the projections of these securities research analysts. Similarly, if one or more of the analysts who write reports on Pubco downgrades its stock or publishes inaccurate or unfavorable research about its business, its share price could decline. If one or more of these analysts ceases coverage of Pubco or fails to publish reports on it regularly, its share price or trading volume could decline. While Pubco’s management expects research analyst coverage, if no analysts commence coverage of Pubco, the trading price and volume for Pubco Stock could be adversely affected.

Pubco may or may not pay cash dividends or make other distributions in the foreseeable future.

Any decision to declare and pay dividends or other distributions in the future will be made at the discretion of the Pubco Board and will depend on, among other things, applicable law, regulations, statutory restrictions, Pubco’s and the Company’s respective results of operations, financial condition, cash requirements, contractual restrictions, the future projects and plans of Pubco and the Company and other factors that the Pubco Board may deem relevant. As a result, capital appreciation, if any, of Pubco Class A Common Stock will be an investor’s sole source of gain for the foreseeable future.

However, under the Company A&R LLCA, the Company will generally be required from time to time to make pro rata distributions in cash to us and the other holders of Company Units at certain assumed tax rates in amounts that could be significant. See “Risks Related to Taxation—In certain circumstances, the Company will be required to make distributions to us and the other holders of Company Units, and the distributions that the Company will be required to make may be substantial.”

Risks Related to Our Organizational Structure and the Pubco Class A Common Stock

Pubco is a holding company and its principal asset after completion of this offering will be its 70.9% ownership interest in the Company, and it is accordingly dependent upon distributions from the Company to pay dividends, if any, and taxes, make payments under the Tax Receivable Agreement and pay other expenses.

Pubco is a holding company and, upon completion of the Transactions, its principal asset will be its ownership of approximately 70.9% of the outstanding Company Units (including Company Units held through Pubco’s ownership of SPAC Surviving Subsidiary), assuming no redemptions and subject to the additional assumptions set forth in “Beneficial Ownership of Securities—Post-Transactions Beneficial Ownership of the Company.” Pubco has no independent means of generating revenue. The Company is, and will continue to be, treated as a partnership for U.S. federal income tax purposes and, as such, will not be subject to U.S. federal income tax. Instead, the taxable income of the Company will be allocated to holders of Company Units, including Pubco. Accordingly, Pubco will incur income taxes on its allocable share of any net taxable income of the Company. Pubco will also incur expenses related to its operations, and will have obligations to make payments under the Tax Receivable Agreement. As the sole managing member of the Company, Pubco intends to cause the Company to make distributions to the holders of Company Units (including Pubco) in amounts sufficient to (i) cover all applicable taxes payable by Pubco and the other holders of Company Units, (ii) allow Pubco to make any payments required under the Tax Receivable Agreement, (iii) fund dividends to Pubco’s stockholders in accordance with its dividend policy, to the extent that Pubco’s board of directors declares such dividends and (iv) pay its expenses.

Deterioration in the financial conditions, earnings or cash flow of the Company and its subsidiaries for any reason could limit or impair their ability to pay such distributions. Additionally, to the extent that Pubco need funds and the Company is restricted from making such distributions under applicable law or regulation, as a result of covenants in its debt agreements or otherwise, Pubco may not be able to obtain such funds on terms acceptable to it, or at all, and, as a result, could suffer a material adverse effect on its liquidity and financial condition. To the extent that Pubco is unable to make payments under the Tax Receivable Agreement for any reason, such payment will accrue interest until paid.

In certain circumstances, the Company will be required to make distributions to us and the other holders of Company Units, and the tax distributions that the Company will be required to make may be substantial.

Under the Company A&R LLCA (as defined herein), the Company will generally be required to make quarterly pro rata distributions in cash to Pubco and the other holders of Company Units at certain assumed tax rates in amounts that are intended to be sufficient to cover the taxes on Pubco’s and the other Company Unit holders’ respective allocable shares of the taxable income of the Company. As a result of (i) potential differences in the amount of net taxable income allocable to Pubco and the other Company Unit holders, (ii) the lower tax rate applicable to corporations than individuals, (iii) the use of an assumed tax rate (based on the tax rate applicable to individuals) in calculating the Company’s distribution obligations and (iv) the favorable tax benefits that Pubco anticipates receiving from (a) acquisitions of interests in the Company in connection with future taxable redemptions or exchanges of Company Units for shares of Pubco Class A Common Stock or cash and (b) payments under the Tax Receivable Agreement, Pubco may receive tax distributions significantly in excess of its tax liabilities and obligations to make payments under the Tax Receivable Agreement. Pubco’s board of directors will determine the appropriate uses for any excess cash so accumulated, which may include, among other uses, dividends, repurchases of Pubco Class A Common Stock, the payment of obligations under the Tax Receivable Agreement and the payment of other expenses. Pubco will have no obligation to distribute such cash (or other available cash other than any declared dividend) to its stockholders.

No adjustments to the redemption or exchange ratio of Company Units for shares of Pubco Class A Common Stock will be made as a result of either (i) any cash distribution by Pubco or (ii) any cash that Pubco retains and does not distribute to its stockholders. To the extent that Pubco does not distribute such excess cash as dividends on its Pubco Class A Common Stock and instead, for example, holds such cash balances or lends them to the Company, such cash, if retained, could cause other holders of Company Units to benefit from any value attributable to such cash balances as a result of their ownership of Pubco Class A Common Stock following a redemption or exchange of their Company Units. See “Certain Relationships and Related Party Transactions—Pubco’s Relationships and Related Party Transactions—Company A&R LLCA.”

The tax distributions to the Company unitholders may be substantial and may, in the aggregate, exceed the amount of taxes that the Company would have paid if it were a similarly situated corporate taxpayer. Funds used by the Company to satisfy its tax distribution obligations will generally not be available for reinvestment in its business.

Because key holders of Pubco Stock are subject to voting ownership caps, other holders’ relative voting power will be enhanced and may produce governance outcomes that are not aligned with their economic ownership.

In connection with the Transactions, the Sponsor has agreed to a voting ownership cap of 19.9% of Pubco’s total voting power, with any excess economic interest to be represented by non-voting Pubco Class C Common Stock (or other non-voting equity), and the Contributor Group Holders are collectively capped at 9.9% of Pubco’s total voting power, with any excess economic interest to be delivered in Company Units (or other non-voting/indirect interests), in each case as described under “The Transactions.” As a result of these caps, a substantial portion of the capital contributed to Pubco will not translate into commensurate voting power, and voting control over Pubco may be disproportionately concentrated in other stockholders whose aggregate economic stake is smaller than that of the capped investors. Any such concentration could influence the election of directors and the outcome of other matters submitted to a stockholder vote, including amendments to organizational documents and approval of significant transactions. Moreover, because the public float of voting shares may be relatively limited, even modest accumulations or transfers by other investors could further shift effective control, potentially in ways that non-voting or capped investors cannot counterbalance. These dynamics could adversely affect corporate decision-making and the market price of the Pubco Class A Common Stock. For more information, see also “Description of Capital Stock.”

In addition, the Sponsor and the Contributor Group Holders may be able to sell voting Pubco Class A Common Stock and thereafter convert or exchange non-voting instruments (e.g., Pubco Class C Common Stock or Company Units) into Pubco Class A Common Stock, subject to the caps and any applicable transfer, lock up, exchange or other restrictions—to reestablish their voting ownership up to the applicable cap. This dynamic could enable significant resales of Pubco Class A Common Stock while the capped investors maintain similar levels of voting influence, increase the public float of Pubco Class A Common Stock over time and place downward pressure on the trading price and increase volatility, particularly following the effectiveness of any resale registration statement or the expiration of applicable restrictions. There can be no assurance that the timing, volume or manner of any such resales will not adversely affect the market price of the Pubco Class A Common Stock.

We will be required to pay the TRA Parties and any other persons that become parties to the Tax Receivable Agreement for certain tax benefits we may receive, and the amounts we may pay could be substantial.

In connection with the Transactions, we intend to enter into the Tax Receivable Agreement with the TRA Parties that will provide for the payment by us to the TRA Parties of 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax or franchise tax that we actually realize as a result of (i) any increase in tax basis in the Company’s assets resulting from (a) the purchase of Company Units from any of the TRA Parties using the net proceeds from any future offering, (b) redemptions or exchanges by the TRA Parties of Company Units for shares of Pubco Class A Common Stock or cash or (c) payments under the Tax Receivable Agreement and (ii) tax benefits related to imputed interest resulting from payments made under the Tax Receivable Agreement. The payment obligations under the Tax Receivable Agreement are our obligations and not obligations of the Company. The term of the Tax Receivable Agreement will begin upon the completion of the Business Combination and will continue until all tax benefits that are subject to the Tax Receivable Agreement have been utilized or expired and all required payments are made, unless we exercise our right to terminate the Tax Receivable Agreement (or the Tax Receivable Agreement is terminated due to other circumstances) and we make the termination payment specified in the Tax Receivable Agreement.

We expect that, as a result of the increases in the tax basis of the assets of the Company attributable to the redeemed or exchanged Company Units, the payments that we may make to the existing TRA Parties could be substantial. The payments we will be required to make under the Tax Receivable Agreement, will depend on a number of factors, including the market value of Pubco Class A Common Stock at the time of redemption or exchange, the prevailing federal tax rates applicable to us over the life of the Tax Receivable Agreement (as well as the assumed combined state and local tax rate), the amount and timing of the taxable income that we generate in the future and the extent to which future redemptions, exchanges or purchases of Company Units are taxable transactions. Estimating the amount and timing of our realization of tax benefits subject to the Tax Receivable Agreement is by its nature imprecise. The actual increases in tax basis covered by the Tax Receivable Agreement, as well as the amount and timing of our ability to use any deductions (or decreases in gain or increases in loss) arising from such increases in tax basis, are dependent upon significant future events, including but not limited to the timing of the redemptions of Company Units, the price of Pubco Class A Common Stock at the time of each redemption, the extent to which such redemptions are taxable transactions, the amount of tax basis associated with the Company Units of the redeeming holder at the time of the relevant redemption, the depreciation and amortization periods that apply to the increase in tax basis, the amount, character, and timing of taxable income the Company generates in the future, the timing and amount of any earlier payments that we may have made under the Tax Receivable Agreement, the U.S. federal income tax rate then applicable to us, and the portion of our payments under the Tax Receivable Agreement that constitute imputed interest or give rise to depreciable or amortizable tax basis. For purposes of the Tax Receivable Agreement, net cash savings in tax generally will be calculated by comparing our actual tax liability (determined by using the actual applicable U.S. federal income tax rate and certain simplifying assumptions with respect to state and local income taxes) to the amount it would have been required to pay had it not been able to utilize any of the tax benefits subject to the Tax Receivable Agreement. The amount and timing of any payments under the Tax Receivable Agreement are dependent upon significant future events, including those noted above in respect of estimating the amount and timing of our realization of tax benefits.

We will not be reimbursed for any payments made under the Tax Receivable Agreement in the event that any tax benefits are subsequently disallowed.

Payments under the Tax Receivable Agreement will be based on certain tax reporting positions, and the IRS or another tax authority may challenge all or part of the tax basis increases upon which payment under the Tax Receivable Agreement are based, as well as other related tax positions we take, and a court could sustain such challenge. The TRA Parties will not reimburse us for any payments previously made if such tax basis increases or other tax benefits are subsequently disallowed by the IRS, except that any excess payments made to the TRA Parties will be netted against future payments otherwise to be made under the Tax Receivable Agreement, if any, after our determination of such excess (which determination may be made a number of years following the initial payment and after future payments have been made). As a result, in such circumstances, we could make payments to the TRA Parties under the Tax Receivable Agreement that are greater than our actual cash tax savings and we may not be able to recoup those payments, which could materially adversely affect our liquidity.

In certain cases, payments under the Tax Receivable Agreement may be accelerated and/or significantly exceed the actual benefits, if any, we realize in respect of the tax attributes subject to the Tax Receivable Agreement.

The Tax Receivable Agreement provides that (1) in the event that we breach any of our material obligations under the Tax Receivable Agreement, (2) upon certain changes of control, which includes certain mergers, asset sales, and other forms of business combinations and certain changes to the composition of our board, or (3) if, with the written approval of a majority of our independent directors, we elect an early termination of the Tax Receivable Agreement, our obligations under the Tax Receivable Agreement (with respect to all Company Units, whether or not Company Units have been exchanged or acquired before or after such transaction) would accelerate and become payable in a lump sum amount equal to the present value of the anticipated future tax benefits calculated based on certain assumptions, including that we would have sufficient taxable income to fully utilize the deductions arising from the tax deductions, tax basis and other tax attributes subject to the Tax Receivable Agreement. These provisions in the Tax Receivable Agreement may result in situations where the TRA Parties have interests that differ from or are in addition to those of our other stockholders. Any payments made under the Tax Receivable Agreement following an acceleration event may be made significantly in advance of, and may be substantial and materially in excess of our, or a potential acquirer’s, future cash tax savings to which such payment relates. If the Tax Receivable Agreement terminates early (in the situations described above), our obligations under the Tax Receivable Agreement could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring, or preventing certain mergers, asset sales, or other forms of business combinations or changes of control that could be in the best interests of holders of Pubco Class A Common Stock.

If our obligation to make payments under the Tax Receivable Agreement is accelerated in connection with a change of control, we generally expect the accelerated payments due under the Tax Receivable Agreement to be funded out of the proceeds of the change of control transaction giving rise to such acceleration. However, we may be required to fund such payment from other sources, and, as a result, any early termination of the Tax Receivable Agreement could have a substantial negative impact on our liquidity. Our obligations under the Tax Receivable Agreement will also apply with respect to any person that becomes a party to the Tax Receivable Agreement in the future.

Finally, because we are a holding company with no operations of our own, our ability to make payments under the Tax Receivable Agreement depends on the ability of the Company to make distributions to us. There can be no assurance that we will be able to meet our obligations under the Tax Receivable Agreement. To the extent that we are unable to make payments under the Tax Receivable Agreement for any reason, such payments will accrue interest until paid and nonpayment may constitute a breach of a material obligation under the Tax Receivable Agreement and therefore accelerate payments due under the Tax Receivable Agreement, which could negatively impact our results of operations.

If our payment obligations under the Tax Receivable Agreement are accelerated in connection with certain mergers, other forms of business combinations, or other changes of control, the consideration payable to holders of the Pubco Class A Common Stock for such merger or other form of business combination could be substantially reduced.

If Pubco experiences a change of control (as defined under the Tax Receivable Agreement, which includes certain mergers, asset sales, and other forms of business combinations and certain changes to the composition of the Pubco Board), then Pubco’s obligations under the Tax Receivable Agreement would be based upon certain assumptions and deemed events set forth in the Tax Receivable Agreement, and, in such situations, payments under the Tax Receivable Agreement may be made significantly in advance of, and may materially exceed, the actual realization, if any, of the future cash tax savings to which the payment relates. As a result of Pubco’s payment obligations under the Tax Receivable Agreement, holders of Pubco Class A Common Stock could receive substantially less consideration in connection with a change of control transaction than they would receive in the absence of such obligation. Further, Pubco’s payment obligations under the Tax Receivable Agreement will not be conditioned upon the TRA Parties having a continued interest in Pubco or the Company, and the rights of the TRA Parties (including the right to receive payments) under the Tax Receivable Agreement are generally transferable by the TRA Parties as long as the transferee of such rights has executed and delivered or in connection with such transfer executes and delivers, a joinder to the Tax Receivable Agreement. Accordingly, the TRA Parties’ interests may conflict with those of the holders of the Pubco Class A Common Stock.

Risks Related to Taxation

The SPAC Domestication and SPAC Merger may result in adverse tax consequences for holders of SPAC Class A Shares and SPAC Public Warrants.

As discussed in “U.S. Federal Income Tax Considerations Related to SPAC” below, the SPAC Domestication is intended to qualify as a tax-deferred reorganization within the meaning of Section 368(a)(1)(F) of the Code. However, due to the absence of direct guidance on the application of Section 368(a)(1)(F) of the Code to a corporation holding only investment-type assets, such as SPAC, this result is not entirely clear.

Additionally, subject to the limitations and qualifications described in “U.S. Federal Income Tax Considerations Related To SPAC—II. U.S. Holders—C. U.S. Federal Income Tax Consequences of the SPAC Merger” below, the SPAC Merger and the LLC Merger, taken together with the other Transactions that constitute the Business Combination, are intended qualify as an exchange subject to Section 351(a) and Section 351(b) of the Code, but qualification as such is not free from doubt.

If the SPAC Domestication fails to qualify a tax-deferred reorganization within the meaning of Section 368(a)(1)(F) of the Code, a U.S. Holder of SPAC Class A Shares or SPAC Public Warrants generally would recognize gain or loss with respect to its SPAC Class A Shares or SPAC Public Warrants in an amount equal to the difference, if any, between the fair market value of the corresponding Pubco Class A Common Stock or Pubco Warrants received following the SPAC Domestication and SPAC Merger and the U.S. Holder’s adjusted tax basis in its SPAC Class A Shares or SPAC Public Warrants surrendered in exchange therefor.

Even if the SPAC Domestication qualifies as a tax-deferred reorganization within the meaning of Section 368(a)(1)(F) of the Code and the SPAC Merger qualifies as an exchange subject to Section 351(a) and Section 351(b) of the Code, U.S. Holders may be required to recognize gain or include income pursuant to the PFIC rules and the rules under Section 367(b) of the Code. Additionally, regardless of the tax-treatment of the SPAC Domestication or the SPAC Merger, Non-U.S. Holders may become subject to withholding tax on any amounts treated as dividends paid on Pubco Class A Common Stock after the SPAC Domestication and SPAC Merger.

For a more complete discussion of the U.S. federal income tax considerations of the SPAC Domestication, see the section entitled “U.S. Federal Income Tax Considerations Related to SPAC.” If you are a holder exchanging SPAC Class A Shares or SPAC Public Warrants in the SPAC Merger, you are urged to consult your tax advisor to determine the tax consequences thereof.

The 1% excise tax included in the Inflation Reduction Act of 2022 may decrease the value of our securities following the Transactions, hinder our ability to consummate the Transactions, and decrease the amount of funds available for distribution.

On August 16, 2022, the Inflation Reduction Act of 2022 became law, which, among other things, imposes a 1% excise tax on certain repurchases (including certain redemptions) of stock by publicly traded U.S. corporations and certain U.S. subsidiaries of publicly traded non-U.S. corporations (each, a “covered corporation”). The excise tax applies only to stock repurchases occurring in 2023 and beyond. The excise tax is imposed on the repurchasing corporation itself, not its stockholders from whom the shares are repurchased (although it may reduce the amount of cash distributable in a current or subsequent redemption). The amount of the excise tax is generally 1% of the fair market value of the shares of stock repurchased by the repurchasing corporation during the same taxable year. However, for purposes of calculating the excise tax, repurchasing corporations are permitted to net the fair market value of certain new stock issuances against the fair market value of stock repurchases during the same taxable year (the “netting rule”). The U.S. Department of Treasury has authority to provide regulations and other guidance to carry out, and prevent the abuse or avoidance of, the excise tax.

It is possible that the excise tax will apply to any redemptions of SPAC Class A Shares, unless an exemption is available. Consequently, the value of your investment in our securities may decrease as a result of the excise tax.

The treatment of digital assets for U.S. federal income tax purposes is uncertain.

Due to the new and evolving nature of digital assets and the absence of comprehensive guidance with respect to digital currencies, many significant aspects of the U.S. federal income tax treatment of digital assets are uncertain.

In 2014, the Internal Revenue Service (“IRS”) released a notice (the “Notice”) discussing certain aspects of “convertible virtual currency” (that is, digital assets that have an equivalent value in fiat currency or that act as substitute for fiat currency) for U.S. federal income tax purposes and, in particular, stating that such digital assets (i) are “property,” (ii) are not “currency” for purposes of the rules relating to foreign currency gain or loss and (iii) may be held as a capital asset. In 2019, the IRS released a revenue ruling and a set of “Frequently Asked

Questions” (the “Ruling & FAQs”) that provide some additional guidance, including guidance to the effect that, under certain circumstances, hard forks of digital assets are taxable events giving rise to ordinary income and guidance with respect to the determination of the tax basis of digital currency. However, the Notice and the Ruling & FAQs do not address other significant aspects of the U.S. federal income tax treatment of digital assets. Moreover, although the Ruling & FAQs address the treatment of hard forks, there continues to be uncertainty with respect to the timing and amount of the income inclusions.

Future developments that may arise with respect to digital assets may increase the uncertainty with respect to the treatment of digital assets for U.S. federal income tax purposes. For example, the Notice addresses only digital currency that is “convertible virtual currency,” and it is conceivable that, as a result of a fork, airdrop or similar occurrence, the Company will hold certain types of digital currency that are not within the scope of the Notice.

There can be no assurance that the IRS will not alter its position with respect to digital assets in the future or that a court would uphold the treatment set forth in the Notice and the Ruling & FAQs. It is also unclear what additional legislation or guidance on the treatment of digital assets for U.S. federal income tax purposes may be issued in the future. For example, currently pending legislative proposals that have passed the House would disallow a capital-loss deduction where a taxpayer acquires substantially identical digital assets within 30 days of a sale. Should any such legislation be enacted, which legislation could apply retroactively, investors in XRP may receive a lower after-tax return on their investment of XRP, which may have an adverse effect on the market price of the shares of Pubco Class A Common Stock. Any future legislation or guidance on the treatment of digital assets for U.S. federal income tax purposes could increase the expenses of the Company and could have an adverse effect on the prices of digital assets, including on the price of XRP in the digital asset markets. As a result, any such future legislation or guidance could have an adverse effect on the value of the shares of Pubco Class A Common Stock.

To the extent that Pubco has tax liability on account of the Company’s ownership of XRP, Pubco may not have sufficient cash to pay such U.S. federal income taxes and may be required to find other sources of cash.

Future developments in the treatment of digital currency for tax purposes other than U.S. federal income tax purposes could adversely affect the value of the shares of Pubco Class A Common Stock.

The taxing authorities of certain states (i) have announced that they will follow the Notice with respect to the treatment of digital assets for state income tax purposes and/or (ii) have issued guidance exempting the purchase and/or sale of digital assets for fiat currency from state sales tax. Other states have not issued any guidance on these points, and could take different positions (e.g., imposing sales taxes on purchases and sales of digital assets for fiat currency), and states that have issued guidance on their tax treatment of digital assets could update or change their tax treatment of digital assets. In addition, several states have enacted or are actively considering gross receipts, franchise, consumption, or excise taxes that apply specifically to a wide range of digital asset activities, including the mere holding of a crypto-treasury. It is unclear what further guidance on the treatment of digital assets for state or local tax purposes may be issued in the future. A state or local government authority’s treatment of XRP may have negative consequences, including the imposition of a greater tax burden on investors in XRP or the imposition of a greater cost on the acquisition, holding and disposition of XRP generally.

The treatment of digital assets for tax purposes by non-U.S. jurisdictions may differ from the treatment of digital assets for U.S. federal, state or local tax purposes. It is possible, for example, that a non-U.S. jurisdiction would impose sales tax or value-added tax on purchases and sales of digital assets for fiat currency. If a foreign jurisdiction with a significant share of the market of XRP users imposes onerous tax burdens on digital currency users, or imposes sales or value-added tax on purchases and sales of digital currency for fiat currency, such actions could result in decreased demand for XRP in such jurisdiction.

Any future guidance on the treatment of digital assets for state, local or non-U.S. tax purposes could increase the expenses of the Company and could have an adverse effect on the prices of digital assets, including on the price of XRP in digital asset exchanges. As a result, any such future guidance could have an adverse effect on the value of the shares of Pubco Class A Common Stock.

Pubco could incur a tax liability as result of income derived from forks, airdrops and similar occurrences.

If a hard fork occurs in the XRP Ledger, the Company could hold both the original XRP and the alternative new XRP. In addition to hard forks, the XRP Ledger may become subject to a similar occurrence known as an “airdrop,” and, as a result, the Company could be entitled to claim another digital asset based on the fact that it holds XRP. Under the guidance provided in the Ruling & FAQs, hard forks, airdrops and similar occurrences with respect to digital assets will under certain circumstances be treated as taxable events giving rise to taxable income.

Pubco does not currently intend to distribute to its shareholders any digital assets that may be created, received or made available as a result of any fork, airdrop or similar occurrence. See “—Shareholders may not receive the benefits of any ‘forks’ or ‘airdrops’.” However, the distribution and/or sale of digital assets (or proceeds from the sale thereof) received by the Company as a result of a hard fork, airdrop or similar occurrence may cause Pubco to incur a United States federal, state, and/or local, or non-U.S., tax liability. Income taxes resulting from hard forks, air drops or similar occurrences or from the distribution or sale of the assets received as a result thereof could adversely impact an investment in the shares of Pubco Class A Common Stock.

In certain circumstances, the Company will be required to make distributions to us and the other holders of Company Units, and the distributions that the Company will be required to make may be substantial.

Under the Company A&R LLCA, the Company will generally be required from time to time to make pro rata distributions in cash to us and the other holders of Company Units at certain assumed tax rates in amounts that are intended to be sufficient to cover the taxes on our and the other Company Unit holders’ respective allocable shares of the taxable income of the Company. As a result of (i) potential differences in the amount of net taxable income allocable to us and the other Company Unit holders, (ii) the lower tax rate applicable to corporations than individuals and (iii) the use of an assumed tax rate (based on the tax rate applicable to individuals) in calculating the Company’s distribution obligations, we may receive tax distributions significantly in excess of our tax liabilities and obligations to make payments under the Tax Receivable Agreement. Our board of directors will determine the appropriate uses for any excess cash so accumulated, which may include, among other uses, dividends, repurchases of Pubco Class A Common Stock, the payment of obligations under the Tax Receivable Agreement and the payment of other expenses. We will have no obligation to distribute such cash (or other available cash other than any declared dividend) to our stockholders. No adjustments to the redemption or exchange ratio of Company Units for shares of Pubco Class A Common Stock will be made as a result of either (i) any cash distribution by us or (ii) any cash that we retain and do not distribute to our stockholders. To the extent that we do not distribute such excess cash as dividends on Pubco Class A Common Stock and instead, for example, hold such cash balances or lend them to the Company, holders of Company Units would benefit from any value attributable to such cash balances as a result of their ownership of Pubco Class A Common Stock following a redemption or exchange of their Company Units. See “Certain Relationships and Related Party Transactions—Pubco’s Relationships and Related Party Transactions—Company A&R LLCA.”

EXTRAORDINARY GENERAL MEETING OF SPAC SHAREHOLDERS

General

SPAC is furnishing this proxy statement/prospectus to SPAC shareholders as part of the solicitation of proxies by the SPAC Board for use at the Extraordinary General Meeting. This proxy statement/prospectus provides SPAC shareholders with information they need to know to be able to vote or direct their vote to be cast at the Extraordinary General Meeting.

Date, Time and Place

The Extraordinary General Meeting will be held on    , 2026, at    Eastern Time, virtually at https://www.cstproxy.com/armadaacqii/2026. For the purposes of Cayman Islands law and the SPAC Charter, the physical place of the meeting will be at    . There is no requirement to attend the Extraordinary General Meeting in person at the physical place of the meeting in order to vote, and SPAC encourages virtual participation. Shareholders will be afforded the same rights and opportunities to vote, ask questions and participate as they would at an in-person Extraordinary General Meeting. In particular, shareholders may submit questions in advance of the Extraordinary General Meeting by following the instructions and rules of conduct on the Extraordinary General Meeting website. You can participate in the Extraordinary General Meeting and vote via live webcast by visiting    .

Purpose of the Extraordinary General Meeting

At the Extraordinary General Meeting, SPAC will ask shareholders to consider and vote upon:

1)	The Business Combination Proposal—to adopt and approve, by ordinary resolution, the Business Combination Agreement and the Transactions. See the section entitled “The Business Combination Proposal.”

2)	The Merger Proposal—to authorize and approve, by special resolution, the SPAC Merger. See the section entitled “The Merger Proposal.”

3)

The Domestication Proposal— to approve, by special resolution, the Plan of Domestication and a change in the corporate structure and domicile of SPAC by transfer by way of continuation of SPAC from an exempted company incorporated in accordance with the laws of the Cayman Islands to a corporation incorporated under the laws of the State of Delaware. See the section entitled “The Domestication Proposal.”

4)

The Advisory SPAC Delaware Documents Proposals—to consider and vote, on a non-binding, advisory basis, upon separate proposals to approve, by ordinary resolution, the material differences between the SPAC Charter and the Proposed SPAC Delaware Documents. See the section entitled “The Advisory SPAC Delaware Documents Proposals.”

5)

The Advisory Organizational Documents Proposals—to consider and vote, on a non-binding, advisory basis, upon separate proposals to approve, by ordinary resolution, the material differences between the SPAC Charter and the Proposed Organizational Documents. See the section entitled “The Advisory Organizational Documents Proposals.”

6)	The Adjournment Proposal—to approve, by ordinary resolution, the adjournment of the Extraordinary General Meeting to a later date or dates. See the section entitled “The Adjournment Proposal.”

Each of the Condition Precedent Proposals are cross-conditioned on the approval of the other. If our shareholders do not approve each of the Condition Precedent Proposals, then we will not consummate the Transaction. See the sections of this proxy statement/prospectus entitled “The Business Combination Proposal,” “The Merger Proposal,” and “The Domestication Proposal.” Each of Proposal No. 4 and Proposal No. 5 is

conditioned on the approval of each of the Condition Precedent Proposals. Proposal No. 6 is not conditioned upon the approval of any other proposal set forth in this proxy statement/prospectus.

Recommendation of the SPAC Board

The SPAC Board believes that the Business Combination Proposal and the other proposals to be presented at the Extraordinary General Meeting are in the best interest of SPAC and its shareholders and recommends that its shareholders vote “FOR” the Business Combination Proposal, “FOR” the Merger Proposal, “FOR” the Domestication Proposal, “FOR” the Advisory SPAC Delaware Documents Proposals, “FOR” the Advisory Organizational Documents Proposals, and “FOR” the Adjournment Proposal, in each case, if presented to the Extraordinary General Meeting.

The existence of financial and personal interests of one or more of SPAC’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of SPAC and its shareholders and what he, she, or they may believe is best for himself, herself, or themselves in determining to recommend that shareholders vote for the proposals. In addition, SPAC’s officers have interests in the Transactions that may conflict with your interests as a Public Shareholder. See the section entitled “The Business Combination Proposal—Interests of the Sponsor and SPAC’s Directors and Officers in the Transactions” for a further discussion of these considerations.

Record Date; Issued and Outstanding Shares; SPAC shareholders Entitled to Vote

SPAC shareholders will be entitled to vote or direct votes to be cast at the Extraordinary General Meeting if they owned SPAC Common Shares at the close of business on     , 2026, which is the Record Date for the Extraordinary General Meeting. SPAC shareholders are entitled to one vote on each Proposal they are entitled to vote on at the Extraordinary General Meeting for each SPAC Common Share held as of the Record Date. Pursuant to the Cayman Companies Act and the SPAC Charter, only the holders of the SPAC Class B Shares are entitled to vote on the Domestication Proposal. All holders of SPAC Common Shares are entitled to vote on the Merger Proposal, the Business Combination Proposal, the Advisory SPAC Delaware Documents Proposals, the Advisory Organizational Documents Proposals and the Adjournment Proposal. If you hold your shares in “street name,” which means your shares are held of record by a broker, bank or nominee, you should contact your broker, bank or nominee to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you must provide the broker, bank or nominee with instructions on how to vote your shares or, if you wish to attend the Extraordinary General Meeting and vote, obtain a “legal proxy” from your broker, bank or nominee.

As of the close of business on the Record Date, there were 31,590,000    SPAC Common Shares issued and outstanding, consisting of 23,710,000 SPAC Class A Shares (including 23,000,000 Public Shares) and 7,880,000 SPAC Class B Shares (all of which were held by the Sponsor).

Quorum and Vote of SPAC shareholders

A quorum of SPAC’s shareholders is necessary to hold a valid meeting. The presence, in person or, in the case of a corporation or other non-natural person, by duly authorized representative (including virtually) or by proxy, of one or more shareholders holding at least one-third of the issued and outstanding SPAC Common Shares constitutes a quorum at the Extraordinary General Meeting. Abstentions will be considered present for the purposes of establishing a quorum. The Sponsor owns 26.2% of the issued and outstanding SPAC Common Shares as of the Record Date, which will count towards this quorum. As a result, as of the Record Date, in addition to the shares of the Sponsor, 2,250,000 SPAC Class A Shares held by Public Shareholders would be required to be present at the Extraordinary General Meeting to achieve a quorum.

The approval of each of the Merger Proposal and the Domestication Proposal requires a special resolution, being the affirmative vote of at least two-thirds of the votes cast by the holders of the issued SPAC Common Shares, voting together as a single class, who are present in person (including virtually) or represented by proxy and entitled to vote on the respective Proposal at the Extraordinary General Meeting. The approval of each of the Business Combination Proposal, the Advisory SPAC Delaware Documents Proposals, the Advisory Organizational Documents Proposals and the Adjournment Proposal requires an ordinary resolution, being the affirmative vote of at least a simple majority of the votes cast by the holders of the issued SPAC Common Shares, voting together as a single class, who are present in person (including virtually) or represented by proxy and entitled to vote on the respective proposal at the Extraordinary General Meeting.

Pursuant to the Cayman Companies Act and the SPAC Charter, only the holders of the SPAC Class B Shares are entitled to vote on the Domestication Proposal. All holders of SPAC Common Shares are entitled to vote on the Merger Proposal, the Business Combination Proposal, the Advisory SPAC Delaware Documents Proposals, the Advisory Organizational Documents Proposals and the Adjournment Proposal.

Voting Your SPAC Common Shares

Each SPAC Common Share that you own in your name entitles you to one vote on each Proposal you are entitled to vote on. Pursuant to the Cayman Companies Act and the SPAC Charter, only the holders of the SPAC Class B Shares are entitled to vote on the Domestication Proposal. All holders of SPAC Common Shares are entitled to vote on the Merger Proposal, the Business Combination Proposal, the Advisory SPAC Delaware Documents Proposals, the Advisory Organizational Documents Proposals and the Adjournment Proposal. Your proxy card shows the number of SPAC Common Shares that you own. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted.

Voting Your SPAC Common Shares—Shareholders of Record

There are three ways to vote your SPAC Common Shares:

•

You can vote by signing and returning the enclosed proxy card. If you vote by proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign, date and return the proxy card without indicating how you wish to vote, your shares will be voted as recommended by the SPAC Board “FOR” the Business Combination Proposal, “FOR” the Merger Proposal, (for the holders of SPAC Class B Shares only) “FOR” the Domestication Proposal, “FOR” the Advisory SPAC Delaware Documents Proposals, “FOR” the Advisory Organizational Documents Proposals, and “FOR” the Adjournment Proposal, in each case, if presented at the Extraordinary General Meeting. Your proxy card must be received by SPAC not less than 48 hours before the scheduled time of the Extraordinary General Meeting or any adjournment thereof at which the person named in the proxy card proposes to vote. Proxy cards received after this time will not be counted.

•

You can attend the Extraordinary General Meeting at the physical meeting location and vote in person. You will receive a ballot when you arrive. However, if your SPAC Common Shares are held in the name of your broker, bank or another nominee, you must get a valid legal proxy from the broker, bank or other nominee.

•

You can attend the Extraordinary General Meeting online and vote electronically. You may attend, vote and examine the list of shareholders entitled to vote at the General Meeting by visiting and entering the control number found on your proxy card. However, if your SPAC Common Shares are held in the name of your broker, bank or another nominee, you must get a valid legal proxy from the broker, bank or other nominee.

Voting Your Shares—Beneficial Owners

If your SPAC Common Shares, are held in “street name” by a bank, broker or other nominee, you have the right to direct your bank, broker or other nominee on how to vote the shares in your account. You are also invited to attend the Extraordinary General Meeting. However, since you are not the holder of record, you may not vote your shares in person (including virtually) at the Extraordinary General Meeting unless you request and obtain a valid proxy from your broker or other agent. Beneficial owners (those holding shares through a stock brokerage account or by a bank or other nominee) who wish to attend the Extraordinary General Meeting must obtain a legal proxy by contacting their account representative at the bank, broker, or other nominee that holds their shares and e-mail a copy (a legible photograph is sufficient) of their legal proxy to    . Beneficial owners who e-mail a valid legal proxy will be issued a 12-digit meeting control number that will allow them to register to attend and participate in the online Extraordinary General Meeting. After contacting the transfer agent, a beneficial owner will receive an e-mail prior to the Extraordinary General Meeting with a link and instructions for entering the Extraordinary General Meeting online. Beneficial owners should contact the transfer agent at least five business days prior to the date of the Extraordinary General Meeting in order to ensure access.

Share Ownership of and Voting by SPAC’s Sponsor, Directors and Officers

As of the date of this proxy statement/prospectus, the Sponsor has agreed, and SPAC’s officers and directors intend, to vote the SPAC Common Shares owned by them in favor of the Business Combination Proposal and the other proposals presented at the Extraordinary General Meeting. As of the Record Date, the Sponsor owns 26.2% of the issued and outstanding SPAC Common Shares. SPAC’s officers and directors do not hold any Public Shares, but may purchase Public Shares at any time, subject to compliance with law and SPAC’s trading policies. As a result, in addition to approval by the Sponsor, CCM and Northland, approval of the Business Combination Proposal will require the affirmative vote of at least 7,205,001 SPAC Common Shares held by Public Shareholders (or approximately 31.3% of the Public Shares) if all SPAC Common Shares are represented at the Extraordinary General Meeting and cast votes, and the Sponsor would be able to approve the Business Combination Proposal if only such shares as are required to establish a quorum are represented at the Extraordinary General Meeting and cast votes.

Attending the Extraordinary General Meeting

The Extraordinary General Meeting will be held on    , 2026 at    a.m. Eastern Time. The Extraordinary General Meeting will be held at    and virtually over the Internet. You will be able to attend, vote your shares and submit questions during the Extraordinary General Meeting via a live webcast available at https://www.cstproxy.com/armadaacqii/2026 and using a control number assigned by     . To register and receive access to the Extraordinary General Meeting, registered shareholders and beneficial owners (those holding shares through a stock brokerage account or by a bank or other holder of record) will need to follow the instructions applicable to them provided in this proxy statement/prospectus. You will need the voter control number included on your proxy card in order to be able to vote your shares or submit questions during the Extraordinary General Meeting. If you do not have a voter control number, you will be able to listen to the Extraordinary General Meeting only and you will not be able to vote or submit questions during the Extraordinary General Meeting.

Revoking Your Proxy

If you are a SPAC shareholder and you give a proxy, you may revoke it at any time before it is exercised by doing any one of the following:

•

you may send another proxy card with a later date provided that it is received by SPAC not less than 48 hours before the scheduled time of the Extraordinary General Meeting or any adjournment thereof at which the person named in the proxy card proposes to vote;

•	you may notify SPAC’s secretary in writing that you have revoked your proxy, which must be received by SPAC no less than 48 hours prior to the vote at the Extraordinary General Meeting; or

•	you may attend the Extraordinary General Meeting in person (including virtually), revoke your proxy, and vote in person (including virtually), as indicated above.

Who Can Answer Your Questions About Voting Your Shares

If you are a SPAC shareholder and have any questions about how to vote or direct a vote in respect of your SPAC Common Shares, you may call SPAC’s proxy solicitor, Georgeson, toll free at +1 (866) 486-7058 or non-toll free at +1 (520) 534-0852, or may contact them by email at Armada@Georgeson.com.

Redemption Rights

Pursuant to the SPAC Charter, a Public Shareholder that is not the Sponsor, a Founder, Officer or Director (as each such term is defined in the SPAC Charter) may request that SPAC redeem all or a portion of its Public Shares for cash if the Business Combination is consummated. You will be entitled to receive cash for any Public Shares to be redeemed only if you:

(i)

(A) hold Public Shares; or (B) hold Public Shares through SPAC Units and elect to separate your SPAC Units into the underlying Public Shares and SPAC Public Warrants prior to exercising your redemption rights with respect to the Public Shares;

(ii)

submit a written request to the Transfer Agent, including the legal name, phone number and address of the beneficial owner of the Public Shares for which redemption is requested, that SPAC redeems all or a portion of your Public Shares for cash; and

(iii)	deliver your share certificates for Public Shares (if any) along with any other applicable redemption forms to the Transfer Agent, physically or electronically through DTC.

Holders must complete the procedures for electing to have their Public Shares redeemed in the manner described above prior to the Redemption Deadline in order to properly exercise their redemption rights. If SPAC is not able to complete the Business Combination within the Combination Period, SPAC may seek to amend the provisions of the SPAC Charter to extend the time it has to complete a Business Combination, and SPAC will provide the Public Shareholders, other than the Sponsor, a Founder, Officer or Director (as each such term is defined in the SPAC Charter), with the opportunity to redeem their Public Shares upon the effectiveness of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the Trust Account (which interest shall be net of taxes payable), divided by the number of Public Shares then in issue, subject to applicable law.

Public Shareholders may elect to have all or a portion of their Public Shares redeemed, regardless of if or how they vote in respect of the Business Combination Proposal. If the Business Combination is not consummated, the Public Shares will be returned to the respective holder, broker or bank. If the Business Combination is consummated, and if a Public Shareholder properly exercises its redemption rights with respect to all or a portion of the Public Shares that it holds and timely delivers the certificates for its shares (if any) along with the redemption forms to the Transfer Agent, then at the SPAC Merger Effective Time, such Public Shares will automatically be canceled and cease to exist and will thereafter represent only the right to receive the Redemption Price. For illustrative purposes, based on funds in the Trust Account of approximately $    million as of    , the Record Date, the estimated per share redemption price would have been approximately $    , including additional interest earned on the funds held in the Trust Account and not previously released to SPAC. If a Public Shareholder exercises its redemption rights in full, then it will be electing to exchange its Public Shares for cash and will no longer own Public Shares.

If you hold the shares in “street name,” you will have to coordinate with your broker to have your shares certificated or delivered electronically. Shares that have not been tendered (either physically or electronically) in accordance with these procedures will not be redeemed for cash. There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering them through DTC’s DWAC (deposit withdrawal at custodian) system. The Transfer Agent will typically charge the tendering broker approximately $    and it would be up to the broker to decide whether to pass this cost on to the redeeming shareholder. In the event the Business Combination is not consummated this may result in an additional cost to shareholders for the return of their Public Shares.

Any request for redemption, once made by a Public Shareholder, may not be withdrawn following the Redemption Deadline, unless the SPAC Board determines (in its sole discretion) to permit such withdrawal of a redemption request (which it may do in whole or in part). The directors (in their sole discretion) shall determine the timing of such redemption of Public Shares in order to facilitate the consummation and/or closing of the Transactions.

Notwithstanding the foregoing, a Public Shareholder, acting together with any affiliate of their or any other person with whom they are acting in concert or as a partnership, limited partnership, syndicate, or other group (including, for the avoidance of doubt, a “group” (as defined under Section 13 of the Exchange Act) for the purposes of acquiring, holding, or disposing of shares may not exercise this redemption right with respect to more than 20% of the Public Shares in the aggregate without the prior consent of SPAC.

Our Sponsor, officers and directors have agreed to, among other things, waive their redemption rights in connection with the Closing with respect to any SPAC Common Shares held by them. The SPAC Class B Shares held by the Sponsor will be excluded from the pro rata calculation used to determine the per-share Redemption Price. As of the Record Date, the Sponsor owns 26.2% of the issued and outstanding SPAC Common Shares.

In the event SPAC does not consummate a business combination within the Combination Period, SPAC will, in accordance with the SPAC Charter, (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than 10 Business Days thereafter, subject to lawfully available funds redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account (which interest shall net of taxes payable and up to $100,000 of interest to pay dissolution expenses), divided by the number of then issued and outstanding Public Shares, which redemption will completely extinguish Public Holders’ rights as shareholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of SPAC’s remaining shareholders and directors, liquidate and dissolve, subject in each case to SPAC’s obligations under Cayman Islands law to provide for claims of creditors and subject to the other requirements of applicable law.

Non-redeeming Public Shareholders may experience material dilution of their interests as a result of redemptions. If a Public Shareholder exercises its redemption rights, such exercise will not result in the loss of any warrants that it may hold. Assuming that all Public Shares held by Public Shareholders were redeemed, the Public Shareholders will retain the 11,500,002 SPAC Public Warrants. If a substantial number of Public Shareholders exercise their redemption rights and certain holders of the SPAC Public Warrants choose to exercise their warrants, any non-redeeming shareholders would experience dilution to the extent such warrants are exercised.

Further detail regarding the potential dilutive impact of redemptions on non-redeeming shareholders is provided in the sections of this proxy statement/prospectus entitled “Prospectus Summary—Interests of the Sponsor and SPAC’s Directors and Officers in the Transactions,” “The Business Combination Proposal—Interests of the Sponsor and SPAC’s Directors and Officers in the Transactions,” “Summary of the proxy statement/prospectus—Ownership of Pubco After the Transactions,” “Summary of the proxy statement/prospectus—Dilution,” “Questions and Answers About the Proposals—What equity stake will current Public Shareholders, the PIPE Investors, the Sponsor, Ripple, and their affiliates hold in Pubco immediately after the completion of the Transactions and the Private Placement Investments?” and “Questions and Answers about the Proposals—Q: What happens if a substantial number of Public Shareholders vote in favor of the Business Combination Proposal and exercise their redemption rights.”

Appraisal Rights and Dissenters’ Rights

Under section 238 of the Cayman Companies Act, shareholders of a Cayman Islands company ordinarily have dissenters’ rights with respect to a statutory merger that occurs under the legislation. The Cayman Companies Act prescribes when shareholder dissenters’ rights will be available and sets the limitations on such rights. Where such rights are available, shareholders are entitled to receive fair value for their shares. However, as the SPAC Merger will occur after the SPAC Domestication has been completed and pursuant to the DGCL, those provisions of the Cayman Companies Act will not apply. Accordingly, neither holders of SPAC Common Shares nor holders of SPAC Warrants have appraisal rights or dissenters’ rights in respect of such securities with respect to the Transactions under the Cayman Companies Act. Additionally, as the SPAC Merger is being effected by SPAC Delaware and will be authorized pursuant to and in accordance with Section 388 of the DGCL, such holders will not have appraisal rights under the DGCL in respect of the SPAC Merger. Holders of record of Public Shares are still entitled to exercise the rights of redemption as detailed in this proxy statement/prospectus and the SPAC Board has determined that the redemption proceeds payable to holders of record of Public Shares who exercise such redemption rights represent the fair value of those shares. The certainty provided by the redemption process may be preferable for Public Shareholders wishing to exchange their SPAC Class A Shares for cash. See the sections titled “The Merger Proposal—Appraisal Rights and Dissenters’ Rights” and “The Domestication Proposal—Appraisal Rights and Dissenters’ Rights” for additional information.

Proxy Solicitation Costs

SPAC is soliciting proxies on behalf of the SPAC Board. This solicitation is being made by mail but also may be made by telephone or in person. SPAC and its directors, officers and employees may also solicit proxies in person, by telephone or by other electronic means. SPAC will bear the cost of the solicitation.

SPAC has engaged Georgeson to assist in the proxy solicitation process. SPAC will pay Georgeson a fee of $20,000 plus disbursements.

SPAC will ask banks, brokers and other institutions, nominees and fiduciaries to forward the proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. SPAC will reimburse them for their reasonable expenses.

THE BUSINESS COMBINATION PROPOSAL

General

We are asking our shareholders to adopt and approve the Business Combination Agreement and the Transactions, including the Mergers. SPAC shareholders should read this proxy statement/prospectus carefully and in its entirety for more detailed information concerning the Business Combination Agreement, which is attached as Annex A to this proxy statement/prospectus, and the Transactions. Please see “—The Business Combination Agreement” below for additional information and a summary of certain terms of the Business Combination Agreement. You are urged to read carefully the Business Combination Agreement in its entirety before voting on this proposal. Because we are holding a shareholder vote on the Transactions, we may consummate the Transactions only if the Business Combination Proposal is approved by an ordinary resolution, being the affirmative vote of at least a simple majority of the votes cast by the holders of the issued SPAC Common Shares, voting together as a single class, who are present in person (including virtually) or represented by proxy at the Extraordinary General Meeting and entitled to vote on such matter.

Organizational Structure

Prior to the Transactions

The following simplified diagrams illustrate the ownership structures of SPAC, Pubco and the Company before the consummation of the Business Combination:

SPAC

Public Shareholders
Sponsor
Other Shareholders
97.0% Class A Common Shares
1.7% Class A Common Shares
100% Class B Common Shares
1.3% Class A Common Shares
SPAC

Pubco and the Company

Contributor
100% Shares
100% Units
Company
Pubco
100% Shares
100% Units
SPAC Merger Sub
Company Merger Sub

Following the Transactions

The following simplified diagram illustrates the ownership structure of Pubco immediately following the consummation of the Business Combination, assuming no redemptions and including the impact of the Pubco Warrants:

Note:

Each holder of Pubco Class A Common Stock and Pubco Class B Common Stock is entitled to one vote for each share held of record as of the record date on all matters voted on by stockholders, including the election of directors. Holders of Pubco Class C Common Stock will not be entitled to vote on any matters voted on by stockholders, except as required by the NRS, on any amendment to the Amended and Restated Pubco Charter that would change the powers, preferences or rights of the holders of shares of Pubco Class C Common Stock in a manner that is disproportionately adverse to the Pubco Class C Common Stock as compared to the Pubco Class A Common Stock or the Pubco Class B Common Stock, and any change to the maximum ownership restriction applicable to the Pubco Class C Common Stock in the Amended and Restated Pubco Charter. For more information, see “Description of Pubco Securities—Pubco Stock—Voting Rights.”

The following simplified diagram illustrates the ownership structure of the Company immediately following the consummation of the Business Combination, assuming no redemptions and including the impact of the Pubco Warrants:

Note:

As the sole managing member of the Company, Pubco will control all of the Company’s affairs and decision-making, and, through its officers and directors, Pubco will be responsible for the Company’s operational and administrative decisions and the day-to-day management of its business. Under the Company A&R LLCA, the other members and other holders of Company Units hold units that provide economic rights but, except as expressly provided in the Company A&R LLCA, do not have the power or authority to vote on, approve or consent to any matter or action taken by the Company (notwithstanding any provision of the DLLCA). For more information, see “Certain Relationships and Related Party Transactions—Pubco’s Relationships and Related Party Transactions—Company A&R LLCA.”

For additional information on the assumptions underlying our assessment of post-Closing ownership and voting percentages, please refer to “Beneficial Ownership of Securities.”

Headquarters; Listing of Securities

After completion of the transactions contemplated by the Business Combination Agreement:

•	the corporate headquarters and principal executive offices of Pubco will be located at 600 Battery St., San Francisco, California 94111; and

•	if Pubco’s application for listing are approved, shares of Pubco Stock are expected to be traded on Nasdaq under the symbol “XRPN.”

Background of the Transactions

The following chronology summarizes the key meetings and events culminating in the execution of the Business Combination Agreement and the announcement thereof. This chronology does not purport to catalog every discussion and correspondence among representatives of SPAC, Pubco, and Ripple, and their respective advisors. Please also refer to “Questions and Answers and About the Proposal—What are the reasons for the structure and timing of the Business Combination Proposal and the Private Placement Investments?”

SPAC is a blank check company incorporated on October 3, 2024, as a Cayman Islands exempted company to effect a merger, share exchange, asset acquisition, share purchase, reorganization, or similar business combination with one or more businesses or entities. On May 22, 2025, SPAC consummated its initial public offering (the “SPAC IPO”) of 23,000,000 SPAC Units at $10.00 per unit, generating gross proceeds of $230,000,000. Each SPAC Unit consists of (i) one SPAC Class A Share and (ii) one-half of one SPAC Public Warrant. Simultaneously with the closing of the SPAC IPO, SPAC completed the private placement of 710,000

SPAC Units, generating gross proceeds of $7,100,000. Following the closing of the SPAC IPO and the concurrent private placement, $231,150,000 of net proceeds (including up to $4,600,000 of the underwriter’s deferred discount) were placed in the Trust Account.

Since the SPAC IPO, SPAC’s activities have been limited to identifying and evaluating potential business combination opportunities. In particular, SPAC sought to acquire and take public a target business in the financial technology, software-as-a-service and artificial intelligence sectors, prioritizing private companies that would benefit from a public listing and partnership with SPAC, with an emphasis on a business that: (i) featured innovative, leading-edge technology with breakthrough potential, (ii) presented a strong value proposition and significant potential for sustainable, profitable growth, (iii) had low minimum cash requirements with committed private placement support, and (iv) valued SPAC’s structure and the experience of its officers, directors, and advisors.

Prior to the consummation of the SPAC IPO, neither SPAC nor any of its representatives had any substantive discussions, formal or otherwise, with respect to a potential business combination transaction between SPAC and any third party.

Search for a Target Business

Following the SPAC IPO, SPAC’s management who had been appointed by Armada Sponsor II, LLC (the “Original Sponsor”) oversaw the target search process and provided updates to members of the SPAC Board who had been appointed by the Original Sponsor. The potential targets evaluated by the Original Sponsor included the following six potential counterparties:

•

Company A: On June 11, 2025, SPAC management held an introductory discussion with Company A, a company proposing to acquire all or a substantial portion of a leading foundry and casting company. Additional preliminary discussions were held with SPAC management and Company A on June 20 and 27, 2025. SPAC entered into a non-disclosure agreement with Company A on June 12, 2025. Following preliminary due diligence and these discussions, the parties terminated further discussions on or about July 18, 2025, as SPAC management did not believe that Company A had either the financial resources or the contractual arrangements in place in order to successfully acquire the operating company in the near future.

•

Company B: On July 1, 2025, SPAC management held an introductory call with Company B, an energy-innovation company providing wellbore diagnostics and integrity/flow-profiling technologies and services. SPAC subsequently entered into a non-disclosure agreement with Company B on the same date. Following preliminary due diligence and discussions, the parties terminated further discussions on July 30, 2025, as Company B indicated that it was terminating its process to merge with another special purpose acquisition company.

•

Company C: On July 8, 2025, SPAC management held an introductory discussion with Company C, a green-hydrogen company that develops, finances, designs, builds and operates water-electrolysis hydrogen production systems. SPAC entered into a non-disclosure agreement with Company C on the same date. Following preliminary due diligence and advisor feedback, the parties terminated further discussions in mid-July 2025 as Company C required additional capital resources which SPAC was not in a position to provide.

•

Company D: On July 17 and August 26, 2025, SPAC management held introductory discussions with Company D, an omni-channel payments company that focuses on unattended retail payment systems. Following advisor feedback, SPAC terminated further discussions as the Original Sponsor had determined to pursue the sponsor securities purchase transaction (as described below) with the Sponsor.

•	Company E: On July 24 and August 8, 2025, SPAC management held introductory discussions with Company E, an early-stage platform for the “machine economy,” enabling devices to trade services and data on their own. SPAC entered into a non-disclosure agreement with Company E as of July 24, 2025. Following advisor feedback, SPAC did not engage in further discussions as the Original Sponsor had determined to pursue the sponsor securities purchase transaction (as described below) with the Sponsor.

•

Company F: On August 5, 2025, SPAC management held an introductory discussion with Company F, an autonomous-vehicle technology company that develops and deploys self-driving shuttles/robotaxi services. SPAC entered into a non-disclosure agreement with Company F on the same date. SPAC did not pursue any further discussions as the Original Sponsor had determined to pursue the sponsor securities purchase transaction (as described below) with the Sponsor.

New SPAC Sponsor and History of Discussions with the Company

Ripple and the Sponsor have been acquainted since the Sponsor’s formation in late 2017. In January 2018, RippleWorks, a nonprofit foundation, first acquired limited partnership interests in the Sponsor.

In June 2025, representatives of the Sponsor and Ripple held several meetings to discuss XRP-funded opportunities for digital-asset treasury companies and discussed the formation of such a company through a “de-SPAC” transaction. In connection with these meetings, the Sponsor evaluated a number of prospective special purpose acquisition companies with characteristics appropriate to facilitate such a transaction and identified SPAC as one potential counterparty.

During June and July 2025, representatives of Ripple and the Sponsor held regular discussions regarding a potential business combination transaction. As part of these discussion, on July 1, 2025, the Sponsor shared a written transaction proposal identifying the targeted initial capital raise, key management roles and business model of a digital asset company formed through a “de-SPAC” transaction as well as key special purpose acquisition company characteristics.

In early July 2025, Ripple agreed to negotiate in good faith the Sponsor’s proposal involving a “de-SPAC” transaction, subject to further evaluation of potential business combination structures, tax, legal and other considerations.

On August 12, 2025, SPAC, the Original Sponsor and the Sponsor entered into a sponsor securities purchase agreement (the “Purchase Agreement”), pursuant to which the Sponsor agreed to purchase from the Original Sponsor an aggregate of 7,880,000 SPAC Class B Shares, 400,000 SPAC Class A Shares, and 200,000 SPAC Private Warrants, for an aggregate purchase price of $6.6 million, and receive a limited, revocable license to the “Armada Acquisition Corp. II” branding expiring no later than November 22, 2026.

On August 14, 2025, a representative of Pubco informed the Sponsor that Pubco planned to invite RippleWorks to participate in a potential “de-SPAC” transaction as an equity private placement investor. At that time, the Sponsor was not notified of, nor aware of, any details regarding RippleWorks’s prospective involvement in any transaction, including the expected size of RippleWorks’s investment, and at that time RippleWorks had not contacted the Sponsor to discuss investing through the Sponsor or any of its affiliates.

On August 21, 2025, representatives of the Sponsor received an initial non-binding letter of intent from representatives of Ripple (the “LOI”). The LOI contemplated that SPAC would complete a business combination with Pubco and the Company, resulting in Pubco becoming a publicly traded company and SPAC being delisted. Ripple would contribute XRP tokens with at least $300 million in value to the Company in connection with the signing of the Business Combination Agreement in exchange for units of the Company equal to the value of XRP contributed divided by $10.00. Additionally, the LOI provided an upside closing adjustment under which, if the price of XRP at Closing exceeded the price at signing (or if yield accrued on XRP held), Ripple would be entitled to receive additional shares of Pubco valued at $10.00 per share corresponding to the increased XRP price. The

LOI contemplated equity private placement investors participating in the transaction with the option to fund their commitments in cash or XRP, in exchange for shares of Pubco equal to the value of XRP or cash so contributed divided by $10.00. Such equity private placement investors also would have the option to “advance” fund their commitments upfront at the transaction announcement (with any such “advance” investors entitled to a similar upward adjustment mechanism as Ripple would be entitled to), or to “delay” funding their commitments until the closing of the Business Combination. The LOI also contemplated the post-Closing governance framework, including the size and composition of the Pubco Board, to be determined in accordance with the Business Combination Agreement. The proposed directors are described under “Management of Pubco Following the Transactions.” The LOI also contemplated a 30-day exclusivity period, during which period the Company, SPAC, or their respective representatives were prohibited from soliciting alternative transactions.

From August 21, 2025, through August 28, 2025, the Sponsor, the Company and their respective management and legal counsel continued to discuss a potential transaction and discuss the key commercial terms of the LOI including:

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Sponsor Economics: The Company initially proposed that the Sponsor (i) forfeit a number of Founder Shares and SPAC Units held by the Sponsor for no consideration immediately prior to the Closing, (ii) remove the vesting conditions applicable to certain Founder Shares and SPAC Units held by the Sponsor, and replace with new vesting conditions pursuant to which such Founder Shares and SPAC Units would only vest if the closing price of Pubco shares exceeded a fixed price for a fixed period of time, following which, if such equity did not vest, such equity would be forfeited, (iii) cancel a number of Founder Shares and SPAC Units held by the Sponsor if, at the Closing, SPAC’s unpaid or contingent liabilities were greater than a predetermined amount, and (iv) cancel a number of Founder Shares and SPAC Units held by the Sponsor if cash in SPAC’s trust account fell below a predetermined amount. The Sponsor countered with a proposal that, prior to the Closing, the Sponsor would forfeit 30% of its equity in SPAC, which was accepted by the Company.

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Lockup of Pubco Shares: The Company initially proposed that the equity securities of Pubco issued to Ripple affiliates in the private placement be subject to a six-month lockup and the shares of Pubco issued to the Sponsor in the private placement and merger be subject to a twelve-month lockup. The Sponsor countered with a proposal that the lockup be a mutual six-month period, which was accepted by the Company.

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Exclusivity: The Company initially proposed that, following the execution of the LOI, SPAC would not, and SPAC would cause its representatives not to, solicit or initiate or enter into discussions, negotiations or transactions with, or knowingly encourage, or provide any information to any other potential target company concerning any merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with such other potential target company. The Sponsor countered that SPAC would have the right to continue, and initiate, discussions with another target provided that SPAC would not enter into exclusive discussions with such other target during the term of the LOI, which was accepted by the Company.

On August 28, 2025, the Original Sponsor and the Sponsor consummated the closing of the Purchase Agreement. Later on August 28, 2025, the new SPAC Board gathered to discuss and approve, among other preliminary matters, the ratification and appointment of the new members of the SPAC Board, the SPAC officers, and the appointment of Wilson Sonsini Goodrich & Rosati, P.C. (“Wilson Sonsini”), and Mourant Ozannes (Cayman) LLP, to act as SPAC’s U.S. and Cayman legal counsel, respectively. At the same meeting, members of SPAC and Wilson Sonsini reviewed the terms of the LOI. No formal action was taken at this meeting. Also on the same date, in connection with the closing of Purchase Agreement, Stephen P. Herbert and Douglas M. Lurio, former directors and officers of SPAC resigned from their positions, executed Advisory Agreements and began serving as strategic advisors to Taryn Naidu, the incoming Chief Executive Officer of SPAC.

On August 29, 2025, representatives of Citigroup Global Markets Inc. (“Citigroup”), serving as sole private placement agent and capital markets advisor to the Company, with Skadden, Arps, Slate, Meagher & Flom LLP as Citigroup’s counsel, exchanged emails with representatives of the Company and SPAC regarding the initial investor presentation and information package regarding the private placement. Representatives of Citigroup then circulated the initial investor presentation and draft information package to prospective investors.

On September 1, 2025, the SPAC Board, acting by unanimous written consent, approved SPAC’s entry into the LOI. On the same day, representatives of SPAC and the Company also entered into a Mutual Confidentiality and Non-Disclosure Agreement to facilitate further discussions regarding a potential business combination. The agreement included customary provisions and a two-year term with certain obligations surviving for one year following termination of such agreement.

On September 2, 2025, representatives of SPAC and the Company executed the LOI.

On September 8, 2025, representatives of Davis Polk & Wardwell LLP (“DPW”), Pubco’s legal counsel, delivered a first draft of the Business Combination Agreement to SPAC’s representatives and its counsel. SPAC’s representatives then began reviewing the draft of the Business Combination Agreement with Wilson Sonsini.

On September 9, 2025, representatives of DPW and Wilson Sonsini engaged in preliminary discussions regarding the draft of the Business Combination Agreement and the timing and structuring of the private placement. The representatives of DPW explained to Wilson Sonsini that RippleWorks was expected to participate in the equity private placement and be subject to limitations on the quantity of voting stock it and certain of its affiliates could beneficially own or control. SPAC and the Company agreed that a separate class of non-voting shares of Pubco would be authorized and issuable to such impacted investors in order to adhere to the applicable voting limitations.

On September 9, 2025, SPAC and the underwriters of its IPO, CCM and Northland Securities, Inc., entered into a letter agreement pursuant to which the underwriters irrevocably waived a portion of the deferred underwriting commissions that otherwise would have become payable upon completion of the Business Combination.

On September 17, 2025, SPAC management and representatives of Wilson Sonsini discussed the Company’s initial draft of the Business Combination Agreement and on September 19, 2025, representatives of Wilson Sonsini delivered a revised draft of the Business Combination Agreement to DPW.

From September 18, 2025, through October 19, 2025, the parties and their advisors negotiated the Business Combination Agreement. Throughout this time, SPAC’s management had ongoing discussions with representatives of Wilson Sonsini about the transaction and the Business Combination Agreement. Significant areas of discussion and negotiation included: (i) overall deal structure and timing; (ii) closing conditions; (iii) interim covenants and the ability of the parties to conduct operations in the ordinary course; (iv) capital structure and post-Closing ownership parameters; (v) private placement financing terms and timing; (vi) representations, warranties and termination rights; and (vii) SPAC Board’s ability to change its recommendation to SPAC shareholders in response to an Intervening Event. The parties also coordinated on the private placement and upcoming roadshow process.

In parallel with the negotiation of the Business Combination Agreement, from September 8, 2025 to October 19, 2025, representatives of DPW and Wilson Sonsini exchanged successive drafts of key ancillary agreements, including: the Sponsor Support Agreement, the Subscription Agreements, the Contribution Agreement, the A&R Registration Rights Agreement, the Tax Receivable Agreement, the Lock-Up Agreements, the ESPP, the Incentive Plan, and the Plan of Domestication, and negotiated open items to reflect the parties’ agreed terms.

On September 29, 2025, representatives of SPAC and the Company executed a letter agreement amending the LOI to extend the exclusivity period through 5:00 p.m. Pacific Time on October 30, 2025. All other LOI terms remained in effect.

On October 8, 2025, representatives of Wilson Sonsini and DPW held discussions regarding the open issues in the Business Combination Agreement.

On October 11, 2025, representatives of Wilson Sonsini met with representatives of Davis Wright Tremaine LLP, counsel to RippleWorks, to discuss a potential investment whereby RippleWorks would invest in the Sponsor, and the Sponsor would then invest such amount in Pubco (rather than RippleWorks making its investment directly in Pubco).

On October 14, 2025, representatives of SPAC and RippleWorks, along with their respective legal counsel, continued to discuss a potential investment by RippleWorks in the Sponsor and the Sponsor’s subsequent investment in Pubco. The SPAC Board considered any actual or perceived conflicts that may arise from such an arrangement and determined to proceed with the Business Combination Agreement. Legal counsel for SPAC and RippleWorks discussed how this change would impact the transaction documents, following which legal counsel for SPAC, RippleWorks and Pubco implemented such changes.

On October 15, 2025, SPAC engaged CCM, a leading independent valuation firm, to assist the SPAC Board to prepare and deliver an opinion, in customary form, regarding the fairness, from a financial point of view, of the exchange ratio to SPAC of the proposed SPAC Merger.

Also, on October 15, 2025, representatives of Wilson Sonsini and DPW, along with representatives of SPAC and the Company, held further discussions to negotiate the remaining open issues in the Business Combination Agreement.

On October 16, 2025, the SPAC Board met with representatives of Wilson Sonsini and CCM to review the proposed final terms of the Business Combination Agreement and the transactions contemplated thereunder, including the contemplated investments to be made by third parties in cash and XRP, which would include contributions of XRP by RippleWorks into a fund held by the Sponsor, and the Sponsor’s obligation to reinvest such amount in exchange for shares of Pubco. The SPAC Board considered any actual or perceived conflicts that might arise from such an arrangement and determined to proceed with the Business Combination Agreement. The SPAC Board then reviewed its fiduciary duties in connection with the transaction, including obligations with respect to their duties of care and loyalty. Thereafter, representatives of CCM presented and discussed their preliminary financial analyses of the proposed SPAC Merger to the SPAC Board, which concluded that the Exchange Ratio (as defined in the Fairness Opinion) set forth in the Business Combination Agreement was fair, from a financial point of view to SPAC. The SPAC Board authorized SPAC’s management to progress the Business Combination Agreement and related ancillary documents to final form and to obtain an updated analysis from CCM for the fairness opinion prior to entering into the Business Combination Agreement.

On October 18, 2025, the SPAC Board met with representatives of Wilson Sonsini and CCM. Representatives from Wilson Sonsini confirmed that the Business Combination Agreement and ancillary documents were substantially final and reviewed updates to the Business Combination Agreement with the SPAC Board including the anticipated investment by RippleWorks into a fund held by the Sponsor, and the Sponsor’s obligation to reinvest such amount in exchange for shares of Pubco. The SPAC Board considered any actual or perceived conflicts that might arise from such an arrangement and determined to proceed with the Business Combination Agreement. Representatives from CCM presented a refreshed analysis with respect to its fairness opinion. A representative of CCM then rendered to the SPAC Board its preliminary oral opinion, which was subsequently confirmed by delivery of a written opinion dated October 19, 2025, and that is attached to this proxy statement/prospectus as Annex F, that, as of such date, based upon and subject to the assumptions, qualifications, limitations and other matters set forth in its opinion, that the Exchange Ratio (as defined therein) set forth in the Business Combination Agreement is fair, from a financial point of view to SPAC.

On October 19, 2025, the SPAC Board, acting by unanimous written consent, approved SPAC’s entry into the Business Combination Agreement, the related ancillary documents, and the transactions contemplated thereunder, including RippleWorks’ participation in the transaction through its investment in the Sponsor.

Later on October 19, 2025, SPAC, Pubco, SPAC Merger Sub, the Company, Company Merger Sub, and Ripple executed the Business Combination Agreement. Concurrently, the parties executed the applicable ancillary documents including: (i) the Sponsor Support Agreement, (ii) the Advance Funding Subscription Agreements, (iii) the Series C Subscription Agreement, (iv) the Contributor Related Party Entity Subscription Agreement, and (v) the Contribution Agreement. CCM then delivered its executed written fairness opinion to the SPAC Board.

On October 20, 2025, SPAC and Pubco publicly announced the execution of the Business Combination Agreement, and SPAC filed a Form 8-K that included, among other things, the Business Combination Agreement, an investor presentation, and a joint press release.

The SPAC Board’s Reasons for Approval of the Transactions

In evaluating the Transactions, the SPAC Board consulted with SPAC management and SPAC’s financial, legal, and other professional advisors. The SPAC Board considered a range of factors, including, but not limited to, the factors discussed below, in reaching its unanimous resolution (i) that the Business Combination Agreement, the Ancillary Agreements to which SPAC is a party, and the Transactions are advisable and in the best interests of SPAC and its shareholders and (ii) to recommend that the shareholders of SPAC adopt and approve the Business Combination Agreement, the Ancillary Agreements to which SPAC is a party, and the Transactions. The SPAC Board viewed its decision as being based on all of the information available and the factors presented to and considered by it. In addition, individual directors may have given different weight to different factors. This explanation of the SPAC Board’s reasons for the Business Combination and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Cautionary Note Regarding Forward-Looking Statements.”

Factors Supporting the Business Combination

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Size of the Potential Total Addressable Market. Pubco will provide investors with simple, liquid, and transparent exposure to XRP through a publicly listed vehicle. There is a significant and growing market for XRP as a productive, treasury reserve asset, with increasing institutional demand driven by XRP ETFs and corporate treasuries.

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Consistency with SPAC’s Formation Purpose and Stated Criteria. SPAC was formed to pursue targets in the financial technology, software-as-a-service and artificial intelligence sectors. In evaluating the Business Combination, the SPAC Board considered that the Transactions are consistent with those published criteria and with SPAC’s emphasis on partnering with such companies, including through a transaction structure and capital commitments designed to support Pubco’s growth as a public company.

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Attractive Market Opportunity and Strategic Partnership. Pubco will be a publicly traded digital asset treasury that will provide investors with regulated, liquid exposure to XRP and pursue strategies, including ecosystem participation (such as projects that expand XRP’s utility across payments, capital markets, and tokenized assets, determined on a case-by-case basis) and yield generation, intended to increase shareholder value over time. In public communications, Pubco is expected to be the largest public XRP treasury company and a first-of-its-kind institutional vehicle built to accelerate XRP adoption. The SPAC Board considered that this positioning would provide public investors direct exposure to the XRP ecosystem through a first-of-its-kind model, and that strategic alignment with ecosystem participants could present preferential opportunities, such as early participation in network initiatives and validator roles, which the SPAC Board believes may strengthen the combined company’s market presence and long-term growth prospects.

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Unique Opportunities for Growth. Unlike a passive ETF, Pubco seeks to grow shareholder value over time by participating in institutional lending, liquidity provisioning, and DeFi (decentralized finance) yield opportunities. In addition, XRP presents a compelling opportunity for investors as one of the few digital assets with a recognized regulatory framework in the United States and a proven use case in powering global payments.

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Roadmap for Long-Term Success. Pubco intends to build one of the largest institutional XRP treasuries in the world, and deploy resources towards advancing the XRP ecosystem, including through operating XRP validators to strengthen the resilience and decentralization of the XRP ledger, leveraging Ripple’s RLUSD stablecoin as an on-ramp into XRP-based decentralized (enabling yield opportunities and broader adoption of XRP as collateral) and providing liquidity and participating in projects that expand XRP’s real-world utility across payments, capital markets, and tokenized assets. This strategy ensures that Pubco is designed not only to accumulate XRP as a reserve asset but also to act as a long-term catalyst for the adoption and institutionalization of the XRP Ledger. These steps position Pubco for long-term success.

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NAV-Accretive Platform Architecture. The SPAC Board considered the market precedent of digital asset treasury vehicles that can trade at premiums to their net asset value (“NAV”). A premium-to-NAV trading profile could allow Pubco to raise capital above the underlying value of its digital assets, thereby making subsequent equity issuances accretive to existing shareholders. The SPAC Board believes that Pubco’s structure and exposure to XRP positions it to achieve similar NAV-accretive dynamics, enhancing capital formation flexibility.

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Up-C Structure and In-Kind XRP Funding. The SPAC Board considered that, as described under “The Transactions” and “U.S. Federal Income Tax Considerations Related to SPAC” in this proxy statement/prospectus, the Transactions are structured as an “Up-C,” pursuant to which Pubco will be a publicly traded corporation and the Company will be treated as a partnership for U.S. federal income tax purposes. In this structure, certain investors may satisfy their funding commitments with cash and/ or XRP, with any XRP contributed in-kind to Pubco or the Company in exchange for equity interests. Investors that have purchased Company Units will be entitled to economic interests in the Company that are equivalent to the indirect economic interests that other shareholders will have in the Company via their ownership of shares of Pubco. However, any Company Units that are held without any corresponding shares of Class B Common Stock in Pubco will not entitle their holder to any voting rights in Pubco, and such holder will only be entitled to voting rights in Pubco to the extent any such Company Units have been converted to shares of Class A Common Stock in Pubco in accordance with the Company A&R LLCA. The SPAC Board believed that this structure may provide potential tax benefits and structuring efficiencies for certain investors and may offer a differentiated way to contribute XRP in-kind as compared to other potential XRP investment alternatives.

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SPAC Board considered that, as described under “The Transactions” and “U.S. Federal Income Tax Considerations Related to SPAC” in this proxy statement/prospectus, the Transactions are structured as an “Up-C,” pursuant to which Pubco will be a publicly traded corporation and the Company will be treated as a partnership for U.S. federal income tax purposes. In this structure, certain investors may satisfy their funding commitments with cash and/or XRP, with any XRP contributed in-kind to Pubco or the Company in exchange for equity interests. Investors that have purchased Company Units will be entitled to economic interests in the Company that are equivalent to the indirect economic interests that other shareholders will have in the Company via their ownership of shares of Pubco, but will not be entitled to vote their interests in Pubco for as long as they hold Company Units (without corresponding shares of Class B Common Stock in Pubco) unless and until they exchange such Company Units for shares of Class A Common Stock in Pubco. The SPAC Board believed that this structure may provide potential tax benefits and structuring efficiencies for certain investors and may offer a differentiated way to contribute XRP in-kind as compared to other potential XRP investment alternatives.

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Attractive Entry Valuation. The SPAC Board believes that Pubco provides an attractive entry valuation (calculated as a multiple to NAV) to XRP. The SPAC Board also considered that Pubco was able to secure over $1 billion of commitments from Private Placement Investors, from institutional, crypto-native, and strategic investors, to purchase common equity at $10.00 per share, in connection with the negotiation of the Business Combination Agreement.

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Redemption Option. The SPAC Board considered that SPAC’s public shareholders will be able to exercise redemption rights with respect to their Public Shares in connection with the Business Combination, allowing those who do not wish to remain invested in Pubco to exit their investment.

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Pubco’s Initial XRP Holdings. Pubco is expected to launch with corporate XRP holdings of at least 473,276,430 XRP at Closing, comprised of: (i) 600,000 XRP that the Advance Funding Subscribers have agreed to contribute to Pubco prior to Closing pursuant to the Advance Funding Subscription, (ii) 200,000 XRP that the Delayed Funding Subscribers have agreed to contribute to Pubco at Closing pursuant to the Delayed Funding Subscription, (iii) 211,319,096.061435 XRP that the Sponsor has agreed to contribute to Pubco prior to Closing pursuant to the Series C Subscription, (iv) 50,000,000 XRP that the Contributor Related Party Entity has agreed to contribute to Pubco prior to Closing pursuant to the Contributor Related Party Entity Subscription, (v) 126,791,458 XRP that Ripple contributed to the Company concurrently with the execution of the Business Combination Agreement pursuant to the Contribution Agreement and (vi) 84,365,876.3625 XRP purchased using $214 million in aggregate cash proceeds from the Advance Funding Subscription Agreements at an average price of $2.53657058 per XRP.

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Negotiated Transaction and Terms of the Business Combination and Ancillary Agreements. The SPAC Board considered that the financial and other terms and conditions of the Business Combination Agreement and the Ancillary Agreements are reasonable. The SPAC Board also evaluated each party’s representations, warranties, covenants, and agreements, as well as the conditions to each party’s obligations and the commitment of each party to complete the Business Combination.

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Highly Experienced Management Team. Pubco will be led by Asheesh Birla as Chief Executive Officer, and he will also serve on the Board of Directors of Pubco. Asheesh Birla is a seasoned entrepreneur and expert in the blockchain and fintech industries, with over 20 years of experience in Silicon Valley. He spent 9 years at Ripple, joining in 2013 shortly after the company launched, where he led the team bringing the first enterprise crypto product to market with hundreds of customers worldwide, and helped grow the company to over 1000 employees. After leaving Ripple, Mr. Birla focused his time on investing in and advising early-stage tech companies, and sat on the board of Ripple. He also previously served on the board of Bitso, the largest LATAM crypto exchange, as well as MoneyGram and several other fintech startups. Mr. Birla also guest lectures on entrepreneurship and blockchain at Wharton, the Haas School of Business at Berkely, and the University of Michigan. Stuart Alderoty has served as the Chief Legal Officer at Ripple since 2019, and the President of the National Cryptocurrency Association since 2025, and will serve as a member of the Board upon completion of the Business Combination. Mr. Alderoty brings more than 40 years of legal experience to the role with particular expertise in financial services and regulatory affairs. He’s been General Counsel and part of the executive leadership teams at CIT Group and HSBC North America Holdings. Mr. Alderoty was also Managing Counsel at American Express. As a member of Pubco’s Board of Directors, Mr. Alderoty will exercise fiduciary duties of care and loyalty to Pubco and its shareholders, participate in board committees as assigned, and otherwise support the Chief Executive Officer. Mr. Alderoty will receive compensation solely in his capacity as a member of the Board of Directors, consistent with the compensation provided to other non-employee directors.

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Renowned Strategic Advisors. Pubco will be supported by non-executive strategic advisors Brad Garlinghouse and David Schwartz. Mr. Garlinghouse will provide strategic advisory services on an informal basis. His advisory role will focus on industry relationships, market positioning and strategic opportunities within the digital asset ecosystem. Mr. Garlinghouse will not receive any compensation from Pubco for these services, and there is no written agreement governing this arrangement. Mr. Schwartz, a Ripple director, will provide technical advisory services on an informal basis. His advisory role will focus on technical matters related to the XRP Ledger and blockchain technology considerations relevant to Pubco’s treasury operations. Mr. Schwartz will not receive any compensation from Pubco for these services, and there is no written agreement governing this arrangement.

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Lockup. Subject to certain limited and customary exceptions with respect to permitted transfers, certain Ripple affiliates, the Sponsor, and certain SPAC Insiders will be subject to a six-month lockup in respect of the Pubco Class A Common Stock (and any other securities convertible into or exercisable or exchangeable for Pubco Class A Common Stock) and/or Pubco Class C Common Stock issued to them as consideration in the Business Combination (and including shares of Pubco Class A Common Stock and/or Pubco Class C Common Stock received in connection with the Private Placement Investments), which will provide important stability to Pubco.

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Due Diligence and Fairness Opinion. SPAC management and its advisors conducted a due diligence review of the Company and its businesses and operations, including a review of relevant documentation and discussions with the Company’s management and the Company’s financial and legal advisors. The SPAC’s financial advisor, CCM, delivered an opinion that, as of the date rendered, the Exchange Ratio (as defined in the Fairness Opinion) is fair, from a financial point of view, to SPAC.

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Other Alternatives. The SPAC Board believes, after a thorough review of other business combination opportunities reasonably available to SPAC, that the proposed Business Combination represents the best potential business combination for SPAC and the most attractive opportunity for SPAC’s management to accelerate its business plan based upon its evaluation and assessment of other potential business combination targets.

In connection with its evaluation of the Business Combination, the SPAC Board also considered a variety of risks and uncertainties and other potentially negative factors concerning the Business Combination, including the following:

•	Benefits May Not Be Achieved. The risk that the potential benefits of the Business Combination may not be fully achieved or may not be achieved within the expected time frame.

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Minority Shareholder Position. The SPAC’s shareholders will hold a minority economic interest in Pubco after the Closing, which will limit their ability to influence governance, strategic decisions, or changes in control.

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Redemption Risk. The potential that a significant number of SPAC shareholders elect to redeem their Public Shares prior to the consummation of the Business Combination and pursuant to the SPAC Charter, thereby reducing the amount of cash available to (i) SPAC and potentially resulting in an inability to consummate the Business Combination if the available cash in the Trust Account is less than $5,000,001, unless such condition to closing is waived by all parties pursuant to the Business Combination Agreement and (ii) Pubco following the consummation of the Business Combination, which could adversely affect Pubco or reduce the benefits of the Business Combination to SPAC’s shareholders.

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Closing Conditions. The fact that completion of the Business Combination is conditioned on the satisfaction of certain closing conditions that are not within SPAC’s control, such as the Advance Funding Subscribers and Delayed Funding Subscribers having contributed an amount of XRP at least equivalent to the amounts of XRP committed in the Advanced Funding and Delayed Funding, respectively, and the shares of Pubco Class A Common Stock and Pubco Warrants having been approved for clearing through DTC (subject to DTC’s customary eligibility criteria) and approved for listing on Nasdaq, the New York Stock Exchange or another national exchange reasonably acceptable to Pubco, the SPAC and Ripple.

•	No Operating History. The risks associated with the Company and Pubco being newly formed entities with no operating histories or track records.

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XRP and the Volatility of the Price of XRP. XRP is a highly volatile asset. The XRP market has been characterized by significant volatility and unexpected price movements, and has previously experienced significant declines. Such volatility will impact the overall value of the combined company and could cause volatility in the price of its stock. See the risk factors entitled “Our XRP acquisition strategy exposes us to various risks associated with XRP” and “XRP price volatility and sustained declines could cause losses and adversely affect our business, financial condition and ability to execute our strategy.”

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Listing Risks. The challenges associated with preparing Pubco, a newly formed private company, for the applicable disclosure and requisite internal controls and listing requirements to which Pubco will be subject as a publicly traded company on a national stock exchange.

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Litigation. The possibility of litigation challenging the Business Combination or that an adverse judgment granting permanent injunctive relief could indefinitely enjoin consummation of the Business Combination.

•	Fees and Expenses. The fees and expenses incurred by the parties in connection with completing the Business Combination.

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Management and Key Personnel Risk. The performance of Pubco depends on the services of Pubco’s future management team and key personnel. Loss of key personnel could disrupt operations, execution of strategic plans, and overall governance.

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Limited Right of the SPAC Board to Change Its Recommendation. As part of the negotiation of the Business Combination Agreement, SPAC agreed that the SPAC Board would not be permitted to change its recommendation to SPAC shareholders that they vote in favor of the Proposals in certain circumstances, including as a result in the decrease in the price or trading volume of XRP, although the SPAC Board will be permitted to advise SPAC shareholders of their right to redeem their SPAC Class A Shares in such a situation. See the risk factor entitled “The Business Combination Agreement includes a requirement that the SPAC Board will not change its recommendation that SPAC Shareholders vote in favor of the SPAC Shareholder Approval Matters, except in limited situations.”

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Cybersecurity and Operational Risks. Validator and network participation on the XRP Ledger, and Pubco’s treasury, trading, and custody activities, is vulnerable to cybersecurity threats, unauthorized access, private key compromise, software defects, and third-party service outages. Such events could result in loss of assets, business interruption, and reputational harm.

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Market and Macroeconomic Risks. Volatility in digital asset markets, including the market for XRP, and broader economic, geopolitical, or market conditions, such as interest rate changes, inflation, recessionary pressures, or instability in global financial markets, may adversely affect digital asset prices, liquidity, capital raising, and Pubco’s operating performance.

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Competition Risk. The digital asset market is highly competitive. Alternative layer-1 and layer-2 networks, payment and settlement protocols, centralized and decentralized platforms, investment funds, and other companies with digital asset treasuries may reduce demand for XRP or for Pubco’s services, which could adversely affect growth prospects and results of operations. In addition, other XRP Digital Asset Treasuries could scale more quickly and become more valuable, potentially diverting users, capital, or developer attention.

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Regulatory and Legal Uncertainty. Digital asset markets are subject to evolving and uncertain regulation in multiple jurisdictions. XRP and Pubco’s related activities, including holding, transferring, providing exposure to, or participating in the XRP ecosystem, could be subject to regulatory actions or restrictions by authorities, including the SEC and other U.S. and non-U.S. regulators. Changes in or interpretations of laws relating to securities, commodities, money transmission, sanctions, AML, consumer protection, or taxation could limit Pubco’s ability to operate, access markets, or execute its strategy.

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Other Risks. Various other risks exist, including cybersecurity and operational, technological, regulatory, or financial risks associated with Pubco, XRP, and the broader digital asset ecosystem, as more fully described in the “Risk Factors” section elsewhere in this proxy statement/prospectus.

In addition to considering the factors described above, the SPAC Board also considered:

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Interests of Certain Persons. The Sponsor, and certain executive officers and directors of the SPAC, as individuals, may have interests in the Business Combination that are in addition to, and that may be different from and may conflict with, the interests of SPAC shareholders (see sections entitled “The Business Combination Proposal—Interests of the Sponsor and SPAC’s Directors and Officers in the Transactions”). The SPAC Board, including the independent directors on the SPAC Board, reviewed and considered these interests, including RippleWorks’ limited partner interests in the Sponsor, the RippleWorks Investment and the customary annual management fee the Sponsor will receive in connection with its management of the RippleWorks Investment, during the negotiation of the Business Combination Agreement and in evaluating and unanimously approving, as members of the SPAC Board, the Business Combination Agreement and the Transactions and did not view such interests to constitute a disqualifying event to proceed with the Transactions. The independent directors on the SPAC Board did not retain an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the Business Combination and/or preparing a report concerning the approval of the Business Combination.

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Shareholder Flexibility. In connection with the Business Combination, SPAC’s public shareholders have the option to: (i) become stockholders of Pubco following the consummation of the Business Combination; (ii) sell their Public Shares; or (iii) redeem their Public Shares for the Redemption Price pursuant to the terms of the SPAC Charter.

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Differing Returns. The Sponsor paid $2,600,000.00, or approximately $0.33 per share, for the Founder Shares, of which it currently holds 7,880,000. Based on the closing price of SPAC Class A Shares of $10.48 on October 17, 2025 (the business day before the SPAC Board approved the Business Combination), such Founder Shares, if unrestricted and freely tradable, would be valued at approximately $82,582,400.00. The Founder Shares will be worthless if a business combination is not consummated. The Sponsor and its affiliates can earn a positive rate of return on their investment even if Public Shareholders experience a negative return following the consummation of the Business Combination. In connection with the Business Combination, immediately prior to the Company Merger Effective Time, 2,364,000 Founder Shares held by the Sponsor will be forfeited pursuant to the Sponsor Support Agreement, and the remaining 5,516,000 Founder Shares will automatically convert into 5,516,000 SPAC Class A Shares in accordance with the SPAC’s organizational documents. The Sponsor will not receive any such additional shares if the Closing is not consummated.

The foregoing discussion of the information and factors considered by the SPAC Board is not meant to be exhaustive but includes the material information and factors considered by the SPAC Board as well as any other factors that the SPAC Board deemed relevant. The SPAC Board’s decision to approve the Transactions were based on factors existing as of the date of its approval on October 19, 2025.

The SPAC Board concluded that the potential benefits that it expected SPAC and its shareholders to achieve as a result of the Business Combination outweighed the potentially negative and other factors associated with the Business Combination. Accordingly, the SPAC Board unanimously determined that the Business Combination Agreement and the Transactions were advisable and in the best interests of SPAC and its shareholders.

Opinion of the SPAC Financial Advisor

Pursuant to an engagement letter, Armada Acquisition Corp. II (“SPAC”) retained Cohen & Company Securities, LLC acting through Cohen & Company Capital Markets division (“CCM”), as its financial advisor in connection with the proposed business combination.

At the meeting of the board of directors of SPAC (the “SPAC Board”) on October 18, 2025, CCM rendered its oral opinion to the SPAC Board that, as of such date and based upon and subject to the assumptions, qualifications, limitations and other matters set forth in CCM’s written opinion, the Exchange Ratio (as defined in the Fairness Opinion) set forth in the Business Combination Agreement was fair, from a financial point of view, to the holders of SPAC Class A Shares. CCM subsequently confirmed its oral opinion by delivering its written opinion, dated October 19, 2025, to the SPAC Board, that, as of such date, the Exchange Ratio (as defined in the Fairness Opinion) in the Business Combination Agreement was fair, from a financial point of view, to SPAC.

The full text of the written opinion of CCM, which sets forth the assumptions made, matters considered, and limits on the review undertaken, is attached as Annex F to this proxy statement/prospectus and is incorporated by reference herein. The summary of the opinion of CCM set forth in this proxy statement/prospectus is qualified in its entirety by reference to the full text of such opinion. SPAC shareholders are urged to read the opinion in its entirety.

CCM’s written opinion was addressed to the SPAC Board (in its capacity as such) in connection with and for the purposes of its evaluation of the proposed business combination, was directed only to fairness, from a financial point of view, of the Exchange Ratio (as defined in the Fairness Opinion) to SPAC in the proposed business combination and did not address any other aspect of the proposed business combination. CCM expressed no opinion as to the fairness of any consideration to be paid in connection with the proposed business combination to the holders of any other class of securities, creditors or other constituencies of SPAC or as to the underlying decision by SPAC to engage in the proposed business combination. The issuance of CCM’s opinion was approved by the Fairness Committee of Cohen & Company Securities, LLC. The opinion did not and does not constitute a recommendation to any SPAC shareholder as to how such shareholder should vote with respect to the proposed business combination or any other matter.

In arriving at its opinion, CCM, among other things:

•	reviewed the following documents and completed the following actions:

•	a draft dated October 12, 2025 of the business combination agreement;

•	certain publicly available business and financial information about SPAC;

•	certain non-public information furnished to CCM by SPAC management relating to the business, operations and prospects of SPAC and Pathfinder Digital Assets LLC (the “Company”);

•	held discussions with members of senior management of SPAC and the Company concerning the matters described in the bullets immediately above;

•	compared the proposed financial terms of the proposed business combination with the financial terms of certain other transactions that CCM deemed relevant; and

•	performed such other financial studies, analyses and investigations as CCM deemed appropriate.

In addition, CCM held discussions with certain members of the management of SPAC and the Company with respect to certain aspects of the proposed business combination, and the past and current business operations of SPAC and the Company, the financial condition and future prospects and operations of SPAC and the Company, the effects of the proposed business combination on the financial condition and future prospects of SPAC and the Company, and certain other matters CCM believed necessary or appropriate to its inquiry.

In giving its opinion, CCM relied upon and assumed, with the knowledge and permission of the SPAC Board, the accuracy and completeness of all information that was publicly available or was furnished to or discussed with CCM by SPAC and the Company or otherwise reviewed by or for CCM. CCM did not independently verify any such information or its accuracy or completeness and, pursuant to CCM’s engagement letter with SPAC, CCM did not assume any obligation to undertake any such independent verification. CCM did not conduct and was not provided with any independent evaluation or appraisal of any assets or liabilities, nor did

CCM conduct a physical inspection of any of the properties or facilities of SPAC. CCM was not furnished with any such evaluations or appraisals of such physical inspections, and CCM does not assume any responsibility to obtain any such evaluations or appraisals. In relying on financial analyses provided to CCM (or analyses derived therefrom) and examined by CCM, CCM assumed, with the knowledge and permission of the SPAC Board, that they were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments by management as to the expected future results of operations and financial condition of SPAC and the Company to which such analyses relate. CCM expressed no view as to such analyses or the assumptions on which they were based. CCM is not a legal, regulatory or tax expert and relied on the assessments made by advisors to SPAC and the SPAC Board with respect to such issues. CCM further assumed, with the knowledge and permission of the SPAC Board, that the proposed business combination would be consummated in accordance with the terms of the Business Combination Agreement, without any waiver, modification or amendment of any term, condition or agreement that would be material to CCM’s analysis. CCM also assumed, with the knowledge and permission of the SPAC Board, all material governmental, regulatory or other consents and approvals necessary for the consummation of the proposed business combination will be obtained without any adverse effect on SPAC or the Company or on the contemplated benefits of the proposed business combination. CCM also assumed that the representations and warranties made by SPAC, the Company and any of their respective affiliates in the Business Combination Agreement and the related agreements were and will be true and correct in all respects material to its analysis.

CCM’s opinion was necessarily based on economic, monetary, regulatory, market and other conditions as in effect on, and the information made available to CCM as of, the date of such opinion. CCM’s opinion noted that subsequent developments may affect its opinion, and that CCM does not have any obligation to update, revise, or reaffirm such opinion. CCM’s opinion was limited to the fairness, from a financial point of view, of the Exchange Ratio (as defined in the Fairness Opinion) in the proposed business combination to SPAC, and CCM has expressed no opinion as to the fairness of any consideration to be paid in connection with the proposed business combination to the holders of any other class of securities, creditors or other constituencies of SPAC or the relative merits of the transactions contemplated by the merger agreement as compared to any alternative transaction or opportunity that might be available to SPAC, or the underlying business decision by SPAC to engage in the proposed business combination or the terms of the merger agreement or the documents referred to therein. Furthermore, CCM expressed no view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable or to be received by any of SPAC’s officers, directors or employees, or any class of such persons, in connection with the proposed business combination relative to the Exchange Ratio (as defined in the Fairness Opinion) to be received by holders of SPAC Class A Shares (other than the Company and its affiliates). CCM expressed no opinion as to the price at which the SPAC Class A Shares will trade at any time or the price at which any shares of Pubco will trade at any time.

The terms of the Business Combination Agreement, including the Exchange Ratio (as defined in the Fairness Opinion), were determined through arm’s-length negotiations between SPAC and the Company, and the decision to enter into the Business Combination Agreement was solely that of the SPAC Board and the Company’s board of directors. CCM’s opinion and financial analyses were only one of the many factors considered by the SPAC Board in its evaluation of the proposed business combination and should not be viewed as determinative of the views of the SPAC Board or SPAC management with respect to the proposed business combination or the Exchange Ratio (as defined in the Fairness Opinion).

CCM was not authorized to and did not solicit any expressions of interest from any other parties with respect to the sale of all or any part of SPAC or any other alternative transaction.

Financial Analysis

In accordance with customary investment banking practice, CCM employed generally accepted valuation methods in rendering its opinion to the SPAC Board on October 19, 2025. The following is a summary of the material financial analyses undertaken by CCM in connection with the production and delivery of its opinion to the SPAC Board, and as contained in the presentation provided to the SPAC Board on October 18, 2025. The following does not purport to be a complete description of the analyses or data presented by CCM. Considering the data set forth below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of CCM’s analyses. The summary text set forth below does not represent and should not be viewed by anyone as constituting or purporting to constitute the complete conclusions reached by CCM with respect to any of the analyses performed by it in connection with the fairness opinion.

Analysis of Selected Publicly Traded Companies

As part of its financial analyses, CCM reviewed and compared certain publicly available financial data, ratios and implied enterprise value as a multiple of cryptocurrency net asset value (“mNAV”) for publicly traded companies that employ cryptocurrency treasury strategies as part of their businesses which CCM determined, based on its professional judgment, to be similar to the Company in one or more respects, including (but not limited to) cryptocurrency holdings, including XRP, business plans (including cryptocurrency treasury strategies), diversification, access to capital, growth prospects and balance sheet information deemed by CCM to be relevant, including the following companies (collectively, the “Selected Publicly Traded Companies”):

• Metaplanet Inc.	• Upexi, Inc.
• Strategy Inc.	• ETHZilla Corporation
• KULR Technology Group, Inc.	• Bitmine Immersion Technologies, Inc.
• Fold Holdings Inc.	• SharpLink Gaming, Inc.
• The Blockchain Group	• CEA Industries Inc.
• Empery Digital Inc.	• TON Strategy Company
• Kindly MD Inc.	• ALT5 Sigma Corporation
• DeFi Development Corp.

Financial data of the Selected Publicly Traded Companies was based on publicly available information, including information from public filings. CCM reviewed data, including mNAV.

The multiples for each of the above-mentioned financial metrics for each of the Selected Publicly Traded Companies were calculated using their respective closing prices on October 17, 2025. Public market data relating to the applicable cryptocurrencies was based on trading activity on October 17, 2025. CCM used certain information provided by SPAC management and its advisors for comparison to similar data for the Selected Publicly Traded Companies. Such information included commitments from investors participating in private placements of Pubco and Company securities, the amount of XRP expected to be held by Pubco following closing of the proposed business combination.

The following summarizes the results of these analyses with respect to the financial results and metrics of the Selected Publicly Traded Companies after applying the discounted multiples as set forth above, including:

•	mNAV multiples: The Selected Publicly Traded Companies had mNAV multiples ranging from a low of 0.37x to a high of 1.57x. The mean mNAV multiple was 0.99x and the median mNAV multiple was 0.93x.

No company used in the Selected Publicly Traded Companies analysis is identical to the Company. In evaluating the Selected Publicly Traded Companies, CCM made judgments and assumptions based on its experience and professional judgment concerning differences between the business, financial and operating characteristics of the Company and with respect to industry performance, general business, the value of XRP held, economic, market and financial conditions and other matters which are beyond SPAC’s and the Company’s control. These include, among other things, the impact of competition on the business of the Company or its industry generally, industry growth, the value of XRP held, and the absence of any adverse material change in the Company’s financial condition and prospects or those of the Company or its industry or the financial markets in general, which could affect the public trading value of the Selected Publicly Traded Companies to which the Company is being compared.

Analysis of Selected Precedent Transactions

As part of its financial analyses, CCM reviewed publicly available financial data, ratios and multiples for certain transactions that that have been publicly disclosed prior to October 17, 2025, involving companies within the cryptocurrency treasury strategy industry, where companies were deemed similar to the Company, in one or more respects, including (but not limited to) cryptocurrency holdings, including XRP, business plans (including cryptocurrency treasury strategies), diversification, access to capital, growth prospects and balance sheet information deemed by CCM to be relevant, including the following transactions (collectively, the “Selected Precedent Transactions”):

Transaction Announcement Date	Target	Buyer/Seller
October 1, 2025	Avalanche Treasury Co.	Mountain Lake Acquisition Corp.
July 21, 2025	The Ether Machine	Dynamix Corporation
July 17, 2025	BSTR Holdings, Inc.	Cantor Equity Partners I, Inc.
July 8, 2025	ReserveOne, Inc.	M3-Brigade Acquisition V Corp.
June 23, 2025	ProCap BTC, LLC	Columbus Circle Capital Corp. I
April 23, 2025	Twenty One Capital, Inc.	Cantor Equity Partners, Inc.

Financial data of the Selected Precedent Transactions was based on publicly available information, including information from public filings. CCM reviewed data, including mNAV. None of the Selected Precedent Transactions had been consummated as of the date of the delivery of the fairness opinion.

Using publicly available information, for each of the Selected Precedent Transactions, CCM calculated the ratio of the enterprise value implied for the target company in such transaction to the target company’s mNAV as of the time of the public announcement of such transaction.

•	mNAV multiples: The overall low to high mNAV multiples observed for the Selected Precedent Transactions were 0.89x to 1.33x (with a mean of 1.08x and a median of 1.06x).

No transaction used in the Selected Precedent Transactions analysis is identical to the proposed business combination. In evaluating the Selected Precedent Transactions, CCM made judgments and assumptions based on its experience and professional judgment concerning differences between the business, financial and operating characteristics of the Company and with respect to industry performance, general business, economic, market and financial conditions and other matters which are beyond SPAC’s and the Company’s control. These include, among other things, the impact of competition on the business of the Company or its industry generally, industry growth and the absence of any adverse material change in the Company’s financial condition and prospects or those of the Company or its industry or the financial markets in general, which could affect the aggregate value and enterprise value of the Selected Precedent Transactions to which the proposed business combination is being compared.

Miscellaneous

The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by CCM. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. CCM believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of the foregoing summary and these analyses, without considering all of its analyses as a whole, could create an incomplete view of the processes underlying the analyses and its opinion. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above were merely utilized to create points of reference for analytical purposes and should not be taken to be the view of CCM with respect to the actual value of any entities involved in the proposed business combination. The order of analyses described does not represent the relative importance or weight given to those analyses by CCM. In arriving at its opinion, CCM did not attribute any particular weight to any analyses or factors considered by it and did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. Rather, CCM considered the totality of the factors and analyses performed in determining its opinion.

Analyses based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, analyses used or made by CCM are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Moreover, CCM’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be acquired or sold.

As a part of its investment banking business, CCM and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for corporate and other purposes. CCM was selected to advise SPAC with respect to the proposed business combination on the basis of, among other things, such experience and its qualifications and reputation in connection with such matters and its familiarity with SPAC, the Company and the industries in which they operate.

CCM was retained by SPAC to provide an opinion to the SPAC Board as to the fairness of the Exchange Ratio (as defined in the Fairness opinion) in the proposed business combination, from a financial point of view, to SPAC. Pursuant to the terms of its engagement, CCM became entitled to a fee of $450,000 in consideration for the fairness opinion (the “Fairness Opinion Fee”). The Fairness Opinion Fee is due and payable to CCM as follows: (i) up to $100,000 became due to CCM upon informing the SPAC Board that it was prepared to render and deliver the fairness opinion; and (ii) the balance of the Fairness Opinion Fee is due upon the earlier of the closing of the proposed business combination or the termination of the Business Combination Agreement entered into by SPAC with respect to the proposed business combination. SPAC has also agreed to reimburse CCM’s reasonable expenses up to an aggregate amount of $125,000 and to indemnify CCM against liabilities arising out of or in connection with the services rendered and to be rendered by CCM under its engagement with SPAC. No portion of CCM’s Fairness Opinion Fee is contingent upon either the conclusion expressed in its opinion or whether the proposed business combination is successfully consummated. CCM served as an underwriter to SPAC in its initial public offering. In connection with services rendered as underwriter, CCM is entitled to receive up to $4,600,000 in deferred underwriting commissions that are conditioned on SPAC’s completion of an initial business combination and subject to reduction based on the amount of funds remaining in SPAC’s trust account after the redemption of any public shares in connection with the initial business combination.

During the two years preceding the date of its written opinion, other than services provided to SPAC under the Underwriting Agreement, and pursuant to which fees are payable to CCM as described above, CCM has not provided any other material financial advisory or other material financing services to SPAC, Pubco, the Company or their respective affiliates. CCM may, however, provide such services to such parties in the future and may receive, fees for the rendering of such services. CCM and its affiliates may trade or hold securities of SPAC or Pubco and/or their respective affiliates for its own account and for the accounts of its customers and, accordingly, may at any time hold long or short positions in those securities. In addition, CCM may seek to, in the future, provide financial advisory and financing services to SPAC, Pubco or entities that are affiliated with SPAC or Pubco, for which it would expect to receive compensation.

Satisfaction of 80% Test

It is a requirement under the Nasdaq listing requirements and the SPAC Charter that any business acquired by SPAC have a fair market value equal to at least 80% of the net assets held in the Trust Account (excluding the deferred underwriting commissions and taxes payable on the interest earned on the Trust Account) at the time of the execution of a definitive agreement for an initial business combination. As of October 17, 2025, the last business day prior to the execution of the Business Combination Agreement, the balance of funds held in the Trust Account was $235,076,208.70 and 80% of such funds represents approximately $188,060,967.

In determining whether the 80% test was satisfied, the SPAC Board considered, among other things, the value implied by the financial terms of the transaction as set forth in the Business Combination Agreement, including the aggregate consideration to be paid in the transaction and the exchange ratio negotiated between

Pubco and SPAC. The SPAC Board also considered the work performed by Cohen & Company Securities, LLC acting through Cohen & Company Capital Markets division (“CCM”), which SPAC engaged to act as financial advisor to the SPAC Board in connection with the transaction. In particular, the SPAC Board received and considered a written opinion from CCM, dated October 19, 2025, to the effect that, as of that date and subject to the assumptions, limitations and qualifications set forth therein, the exchange ratio of the transaction was fair, from a financial point of view, to SPAC. In connection with rendering its opinion, CCM (among other things) (i) reviewed a draft of the Business Combination Agreement, (ii) reviewed certain publicly available financial and other information about SPAC, (iii) reviewed certain non-public information furnished by SPAC’s management relating to the business, operations and prospects of SPAC and the target, (iv) held discussions with members of senior management regarding such matters, (v) compared the proposed financial terms of the transaction with the financial terms of certain other transactions deemed relevant, and (vi) performed such other financial studies, analyses and investigations as it deemed appropriate. See “The Business Combination Proposal—Opinion of the SPAC Financial Advisor” for more information. The SPAC Board reviewed and considered these materials and discussions as additional support for its determination that the fair market value of the business to be acquired satisfied the 80% test.

The SPAC Board considered all of the factors described above and the fact that the aggregate consideration for SPAC was the result of arm’s length negotiations with Pubco and the Company. As a result, the SPAC Board concluded that the fair market value of the business acquired was in excess of 80% of the net assets held in the Trust Account (excluding any deferred underwriting commissions and taxes payable on the interest earned on the Trust Account). In light of the financial background and experience of the members of SPAC’s management team and the SPAC Board, the SPAC Board believes that the members of the management team and the SPAC Board are qualified to determine whether the Transactions meet the 80% test.

Interests of the Sponsor and SPAC’s Directors and Officers in the Transactions

When you consider the recommendation of the SPAC Board in favor of approval of the Business Combination Proposal and the other proposals, you should keep in mind that the Sponsor and certain of SPAC’s directors and officers have interests in such proposals that are different from, or in addition to, those of SPAC’s shareholders and holders of SPAC Public Warrants generally. In particular:

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The Sponsor purchased from the Original Sponsor for an aggregate of $6,600,000 7,880,000 Founder Shares, 400,000 SPAC Class A Shares and 200,000 SPAC Private Warrants. Certain of SPAC’s officers and directors have an indirect economic interest in such shares and warrants through their membership interest in the Sponsor. Assuming a trading price of $     per Founder Share and $    per SPAC Private Warrant (based upon the respective closing prices of the SPAC Class A Shares and the SPAC Public Warrants on Nasdaq on     , 2026, the most recent practicable date prior to the date of this proxy statement/prospectus), the 7,880,000 Founder Shares, 400,000 SPAC Class A Shares and 200,000 SPAC Private Warrants, in each case if unrestricted and freely tradable, would have an implied aggregate market value of $     million. However, given the shares of Pubco Class A Common Stock that will be received in exchange for such Founder Shares or upon exercise of the Pubco Warrants will be subject to lockup restrictions, SPAC believes such shares have less value. Even if the trading price of the Public Shares were as low as $     per share, the aggregate market value of the Founder Shares alone (without taking into account the value of the SPAC Private Warrants) would be approximately equal to the initial investment in SPAC by the Sponsor.

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In addition, the Sponsor agreed to, immediately prior to the Company Merger Effective Time, forfeit 120,000 SPAC Class A Shares, 2,364,000 SPAC Class B Shares and 60,000 SPAC Private Warrants. After the Sponsor’s remaining SPAC Class B Shares are automatically converted to SPAC Class A Shares immediately prior to the SPAC Merger Effective Time, Sponsor’s remaining SPAC Class A Shares will automatically convert into Pubco Class A Common Stock and its remaining SPAC Private Warrants into Pubco Warrants at the SPAC Merger Effective Time. Accordingly, following the Closing, the Sponsor will hold no more than 5,796,000 shares of Pubco Class A Common Stock and

140,000 Pubco Warrants from the exchange of its equity interests in the SPAC. As a result, if the Transactions are completed and the Sponsor forfeits the minimum number of shares of Pubco Class A Common Stock, even if the trading price of the Pubco Class A Common Stock were as low as $    per share, the aggregate market value of the Pubco Class A Common Stock received in exchange for the Founder Shares and not forfeited, alone (without taking into account the value of the Private Placement Units), would be approximately equal to the initial investment in SPAC by the Sponsor. If the trading price is greater than $    , the Sponsor is likely to be able to make a substantial profit on its investment in SPAC at a time when the SPAC Class A Shares and SPAC Public Warrants have lost significant value. On the other hand, if the Transactions are not approved and SPAC is unable to complete another business combination within the Combination Period, the 7,880,000 Founder Shares, 400,000 SPAC Class A Shares and 200,000 SPAC Private Warrants purchased by the Sponsor for an aggregate amount of $6,600,000 will be worthless, and Sponsor will lose its entire investment in SPAC. Accordingly, the economic interests of the Sponsor diverge from the economic interests of holders of the Public Shares.

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As of the date hereof, the Sponsor is the record holder of 7,880,000 SPAC Class B Shares, 400,000 SPAC Class A Shares and 200,000 SPAC Private Warrants. J. Michael Arrington, a member of the SPAC Board, is the sole managing member of Arrington Capital Management, LLC, which is the general partner of the Sponsor. As of the date hereof, J. Michael Arrington is deemed to hold voting and dispositive control over the securities held directly by the Sponsor. J. Michael Arrington, who disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest he may have therein, directly or indirectly. Each of Mr. Arrington, Taryn Naidu, Chief Executive Officer of SPAC and member of the SPAC Board, Kyle Horton, Chief Financial Officer of SPAC, and Ronald Palmeri, a member of the SPAC Board, own limited partner interests in the Sponsor and through them has an indirect interest in the Founder Shares, the SPAC Class A Shares and the SPAC Private Warrants and compensation the Sponsor receives in connection with the Transactions. In addition, the Sponsor is expected to transfer 10,000 SPAC Class B Shares to each of Richard Danis, Lindy Key, and Ronald Palmeri, each members of the SPAC Board, prior to the closing of the Business Combination.

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In addition to the compensation to be received by the Sponsor and its affiliates referred to above, RippleWorks made the RippleWorks Investment that is subject to the Sponsor’s obligation to invest all of the RippleWorks Token Investment in shares of Pubco pursuant to the Series C Subscription Agreement. RippleWorks may withdraw the RippleWorks Investment if the Business Combination is not consummated. The Sponsor will receive a customary annual management fee in connection with its management of the RippleWorks Investment. RippleWorks is a limited partner in the Sponsor and, prior to the RippleWorks Investment held, and after the execution of the Business Combination Agreement holds, a majority of the limited partner interests in the Sponsor. Prior to the RippleWorks Investment, RippleWorks was entitled to only customary limited partner information and approval rights in the Sponsor. In connection with the RippleWorks Investment, the Sponsor and RippleWorks entered into a letter agreement dated October 17, 2025 pursuant to which Sponsor agreed to consult with RippleWorks on any decisions directly related to the disposition or voting of Pubco Stock purchased under the Series C Subscription Agreement and to vote such shares as directed by RippleWorks. Chris Larsen, co-founder and Executive Chairman of Ripple, is also a co-founder and member of the board of directors of RippleWorks.

•	The Sponsor and SPAC’s directors and officers shall not redeem any of the SPAC Common Shares held by them pursuant to the SPAC Charter.

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The Sponsor and SPAC’s officers and directors have agreed to waive their rights to liquidating distributions from the Trust Account with respect to the SPAC Common Shares (other than Public Shares) held by them if SPAC fails to consummate an initial business combination within the Combination Period.

•	The Sponsor and SPAC’s officers and certain directors may lose their entire investment in SPAC if a business combination is not consummated within the Combination Period.

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The Sponsor has agreed that it will be liable to SPAC if and to the extent any claims by a third party for services rendered or products sold to SPAC, or a prospective target business with which SPAC has entered into a written letter of intent, confidentiality or other similar agreement or business combination agreement (except for SPAC’s independent registered public accounting firm), reduce the amount of funds in the Trust Account to below (i) $     per Public Share or (ii) such lesser amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the trust assets, in each case, net of the amount of interest earned on the property in the Trust Account which may be withdrawn to pay taxes, provided that such liability will not apply to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account nor will it apply to any claims under SPAC’s indemnity of the underwriters of the SPAC IPO against certain liabilities, including liabilities under the Securities Act.

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SPAC’s existing officers and directors will be eligible for continued indemnification and continued coverage under a tail directors’ and officers’ liability insurance policy for up to a six-year period from and after the Closing for events occurring prior to the Closing, which tail policy is to be paid for by Pubco at the Closing pursuant to the Business Combination Agreement. If the Transactions do not close, SPAC’s officers and directors may not receive this tail insurance coverage.

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Pursuant to the A&R Registration Rights Agreement, the Sponsor will have customary registration rights, including demand and piggy-back rights, subject to cooperation and cut-back provisions with respect to the Pubco Class A Common Stock and Pubco Warrants held by it following the consummation of the Business Combination.

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The SPAC Charter provides that, to the fullest extent permitted by applicable law: (i) none of the Sponsor or any individual serving as a director or an officer shall have any duty, except and to the extent expressly assumed by contract, to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as SPAC; (ii) SPAC renounces any interest or expectancy in, or in being offered an opportunity to participate in, any potential transaction or matter which (a) may be a corporate opportunity for the Sponsor or any director or officer, on the one hand, and SPAC, on the other or (b) the presentation of which would breach an existing legal obligation of the Sponsor or any director or officer to any other entity; and (iii) except to the extent expressly assumed by contract, none of the Sponsor or any director or officer will have any duty to communicate or offer any such corporate opportunity to SPAC and shall not be liable to SPAC or its shareholders for breach of any fiduciary duty as a shareholder, director and/or officer solely by reason of the fact that such party pursues or acquires such corporate opportunity for itself, himself or herself, directs such corporate opportunity to another person, or does not communicate information regarding such corporate opportunity to SPAC. In the course of their other business activities, SPAC’s officers and directors may have, or may become aware of, other investment and business opportunities which may be appropriate for presentation to SPAC as well as the other entities with which they are affiliated. SPAC’s management has pre-existing fiduciary duties and contractual obligations and if there is a conflict of interest in determining to which entity a particular business combination opportunity should be presented, any pre-existing fiduciary obligation will be presented the business combination opportunity before SPAC is presented with it. SPAC does not believe that the pre-existing fiduciary duties or contractual obligations of its officers and directors materially impacted its search for an acquisition target.

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The Sponsor agreed that the shares of Pubco Class A Common Stock and Pubco Warrants received by it in connection with the SPAC Merger, and any shares of Pubco Class A Common Stock issuable upon the exercise of Pubco Warrants, will be locked-up and subject to transfer restrictions, until the earlier of (i) the Anniversary Release and (ii) the date on which Pubco consummates a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all Pubco stockholders having the right to exchange their shares of Pubco common stock for cash, securities or other property. The Lock-Up Agreements include customary exceptions to the transfer restrictions, including transfers to affiliates, family members, charitable organizations, and in connection with certain tax or estate planning transactions, provided that the transferee agrees to be bound by the same restrictions for the remainder of the lock-up period.

•

On October 19, 2025, concurrently with the execution of the Business Combination Agreement, the Sponsor entered into the Series C Subscription Agreements, as detailed in the section entitled “Certain Relationships and Related Party Transactions—SPAC’s Relationships and Related Party Transactions.” As a result, if the Transactions are completed, the Sponsor will receive Pubco Class C Common Stock in exchange for their investments, which may increase in value following the completion of the Transactions. On the other hand, if the Transactions are not approved or, notwithstanding approval, are not completed, the Series C Subscription Agreements will terminate in accordance with their terms, the cash or contributed XRP will be returned in the manner prescribed by the applicable Series C Subscription Agreement, and the Sponsor will not receive Pubco Class A Common Stock or the potential upside benefits of ownership thereof. In addition, the Sponsor who participated in the Company Unit Subscription (but not holders of SPAC Class A Shares) will receive additional shares of Pubco Class A Common Stock at the Closing if the Closing XRP Price is greater than the Signing XRP Price.

Consideration Received by the Sponsor and its Affiliates

The compensation to be received by the Sponsor and its affiliates upon the consummation of the Business Combination (excluding any consideration from participation in the Private Placement Investments) is: (i) up to 5,796,000 shares of Pubco Class A Common Stock to be issued in exchange for the same number of Founder Shares and (ii) up to 140,000 Pubco Warrants to be issued in exchange for the same number of SPAC Private Warrants, each of which entitles the holder of such warrant to purchase one share of Pubco Class A Common Stock at a price of $11.50 per share as set forth in the Pubco Warrant Agreement. In addition to the exchanges described in the preceding sentence, the Sponsor agreed to, immediately prior to the Company Merger Effective Time, forfeit the interests it holds in SPAC that would otherwise remain after such exchanges, consisting of 120,000 SPAC Class A Shares, 2,364,000 SPAC Class B Shares and 60,000 SPAC Private Warrants.

The Sponsor purchased 7,880,000 Founder Shares, 400,000 SPAC Class A Shares and 200,000 SPAC Private Warrants from the Original Sponsor for an aggregate purchase price of $6,600,000. Assuming a trading price of $    per Founder Share and $    per SPAC Private Warrant (based upon the respective closing prices of the SPAC Class A Shares and the SPAC Public Warrants on Nasdaq on    , 2025, the most recent practicable date prior to the date of this proxy statement/prospectus), the 7,880,000 Founder Shares, 400,000 SPAC Class A Shares and 200,000 SPAC Private Warrants, in each case if unrestricted and freely tradable, would have an implied aggregate market value of $    million.

In addition to the compensation to be received by the Sponsor and its affiliates referred to above, RippleWorks made the RippleWorks Investment that is subject to the Sponsor’s obligation to invest all of the RippleWorks Token Investment in shares of Pubco pursuant to the Series C Subscription Agreement. RippleWorks may withdraw the RippleWorks Investment if the Business Combination is not consummated. The Sponsor will receive a customary annual management fee in connection with its management of the RippleWorks Investment. RippleWorks is a limited partner in the Sponsor and, prior to the RippleWorks Investment held, and after the execution of the Business Combination Agreement holds, a majority of the limited partner interests in the Sponsor. Prior to the RippleWorks Investment, RippleWorks was entitled to only customary limited partner information and approval rights in the Sponsor. In connection with the RippleWorks Investment, the Sponsor and RippleWorks entered into a letter agreement dated October 17, 2025 pursuant to which Sponsor agreed to consult with RippleWorks on any decisions directly related to the disposition or voting of Pubco Stock purchased under the Series C Subscription Agreement and to vote such shares as directed by RippleWorks. Chris Larsen, co-founder and Executive Chairman of Ripple, is also a co-founder and member of the board of directors of RippleWorks.

Set forth below is a summary of the price paid and the amount of compensation and securities received or to be received by the Sponsor and its affiliates in connection with the Business Combination and related transactions:

	Price Paid	Securities to be Received	Other Compensation

Sponsor	The Sponsor purchased 7,880,000 Founder Shares, 400,000 SPAC Class A Shares and 200,000 SPAC Private Warrants from the Original Sponsor for an aggregate purchase price of $6,600,000.(1)(2)	5,796,000 shares of Pubco Class A Common Stock, to be issued in exchange for the same number of Founder Shares.(3)	The Sponsor will receive a customary annual management fee in connection with its management of the RippleWorks Investment following the Closing.

140,000 Pubco Warrants, to be issued in exchange for 140,000 SPAC Private Warrants.

(1)

The Sponsor agreed to, immediately prior to the Company Merger Effective Time, forfeit the interests it holds in SPAC that would otherwise remain after the Company Merger Effective Time, consisting of 120,000 SPAC Class A Shares, 2,364,000 SPAC Class B Shares and 60,000 SPAC Private Warrants.

(2)

Assuming a trading price of $    per Founder Share and $    per SPAC Private Warrant (based upon the respective closing prices of the SPAC Class A Shares and the SPAC Public Warrants on Nasdaq on    , 2025, the most recent practicable date prior to the date of this proxy statement/prospectus), the 7,880,000 Founder Shares, 400,000 SPAC Class A Shares and 200,000 SPAC Private Warrants, in each case if unrestricted and freely tradable, would have an implied aggregate market value of $    million.

(3)

The number of securities to be received by the Sponsor does not reflect the expected transfers by the Sponsor of 10,000 SPAC Class B Shares to each of Richard Danis, Lindy Key, and Ronald Palmeri, each members of the SPAC Board, prior to the closing of the Business Combination. Taking such transfers into account, the Sponsor would receive 5,766,000 shares of Pubco Class A Common Stock in exchange for Founder Shares in connection with the Business Combination and related transactions.

Non-redeeming shareholders will experience dilution from the issuance of Pubco Class A Common Stock upon the exchange of Founder Shares as presented in the table above. Further, to the extent that the Sponsor (or any of its affiliates) exercises the Pubco Warrants described above to acquire shares of Pubco Class A Common Stock, the resulting issuances of Pubco Class A Common Stock may result in dilution of the non-redeeming shareholders of the SPAC who become stockholders of Pubco. In addition, non-redeeming shareholders will experience dilution due to the issuance of shares of Pubco Class A Common Stock and securities exercisable for or convertible into shares of Pubco Class A Common Stock to others in the Business Combination and any related financing transactions.

Further detail regarding the price paid and the compensation received and to be received by the Sponsor and its affiliates and the dilution that may be caused thereby is provided in the sections of this proxy statement/prospectus entitled “Prospectus Summary— Interests of the Sponsor and SPAC’s Directors and Officers in the Transactions,” “The Business Combination Proposal—Interests of the Sponsor and SPAC’s Directors and Officers in the Transactions,” “Summary of the proxy statement/prospectus—Ownership of Pubco After the Transactions,” “Summary of the proxy statement/prospectus—Dilution,” “Questions and Answers About the Proposals—What equity stake will current Public Shareholders, the PIPE Investors, the Sponsor, Ripple, and their affiliates hold in Pubco immediately after the completion of the Transactions and the Private Placement Investments?” and “Questions and Answers about the Proposals—Q: What happens if a substantial number of Public Shareholders vote in favor of the Business Combination Proposal and exercise their redemption rights.”

Potential Purchases of Public Shares

At any time prior to the Extraordinary General Meeting, subject to applicable securities laws (including with respect to material non-public information), the Sponsor and the SPAC Insiders or their affiliates may enter into transactions with investors and others to provide them with incentives to acquire Public Shares, vote their Public Shares in favor of the Transactions or not redeem their Public Shares. However, the SPAC Insiders and their affiliates have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions. None of the funds in the Trust Account will be used to purchase Public Shares in such transactions.

The purpose of any such transactions could be to increase the likelihood of obtaining shareholder approval of the Transactions, where it appears that such requirement would otherwise not be met. Any such purchases of our securities may result in the consummation of the Business Combination, which may not otherwise have been possible.

In addition, if such purchases are made, the public “float” of our shares may be reduced and the number of beneficial holders of our shares may be reduced, which may make it difficult to maintain or obtain the quotation, listing or trading of our shares on a national securities exchange. Any such purchases will be reported pursuant to Section 13 and Section 16 of the Exchange Act to the extent such purchasers are subject to such reporting requirements. Additionally, in the event the SPAC Insiders or their affiliates were to purchase Public Shares from Public Shareholders, such purchases would be structured in compliance with the requirements of Rule 14e-5 under the Exchange Act to the extent such rule is applicable including, in pertinent part, through adherence to the following if required:

•	if the SPAC Insiders or their affiliates were to purchase Public Shares from Public Shareholders, they would do so at a price no higher than the Redemption Price;

•	if the SPAC Insiders or their affiliates were to purchase Public Shares from Public Shareholders, such shares would not be voted in favor of approving the Transactions;

•	the SPAC Insiders and their affiliates would not possess any redemption rights with respect to our Public Shares or, if they do acquire and possess redemption rights, they would waive such rights; and

•	we would disclose in a Form 8-K, before the Extraordinary General Meeting to approve the Transactions, the following material items:

•	the amount of our Public Shares purchased outside of the redemption offer by the SPAC Insiders or their affiliates, along with the purchase price;

•	the purpose of the purchases by the SPAC Insiders or their affiliates;

•	the impact, if any, of the purchases by the SPAC Insiders or their affiliates on the likelihood that the Transactions will be approved;

•

the identities of our security holders who sold to the SPAC Insiders or their affiliates (if not purchased on the open market) or the nature of our security holders (e.g., 5% security holders) who sold to the SPAC Insiders or their affiliates; and

•	the number of our Public Shares for which we have received redemption requests pursuant to our redemption offer.

The Amended and Restated Pubco Charter

At or prior to the consummation of the Business Combination, the Pubco Board and the stockholders of Pubco will amend and restate Pubco’s articles of incorporation in the form of the Amended and Restated Pubco Charter. The Amended and Restated Pubco Charter will reflect the following material differences from the SPAC Charter:

•	the name of the new public entity will be Evernorth Holdings Inc.;

•	Pubco will be incorporated under the laws of the State of Nevada, as opposed to the laws of the Cayman Islands;

•	Pubco’s corporate existence is perpetual as opposed to SPAC’s corporate existence terminating if a business combination is not consummated by SPAC within a specified period of time;

•	the Amended and Restated Pubco Charter will not include the various provisions applicable only to special purpose acquisition companies that the SPAC Charter contains; and

•

Pubco’s capital stock will be made up of Pubco Class A Common Stock, Pubco Class B Common Stock and Pubco Class C Common Stock, and unlike holders of SPAC’s ordinary shares, holders of Pubco Class C Common Stock will not be entitled to vote on any matters voted on by stockholders, except (a) as required by NRS Chapter 78, (b) for any matter that disproportionately adversely affects holders thereof relative to the Pubco Class A Common or Pubco Class B Common Stock and (c) relating to any change to the maximum ownership restriction applicable to the Pubco Class C Common Stock in the Amended and Restated Pubco Charter.

For more information regarding the Amended and Restated Pubco Charter, see the section entitled “Description of Pubco Securities.”

Comparison of Corporate Governance and Stockholder Rights

There are certain differences in the rights of Pubco’s stockholders and SPAC shareholders prior to the Transactions and following the consummation of the Business Combination. Please see the section of this proxy statement/prospectus entitled “Description of Pubco Securities.”

Regulatory Matters

The Transactions and the transactions contemplated by the Business Combination Agreement are not subject to any additional federal or state regulatory requirement or approval, except for (i) filings with the Cayman Registrar necessary to effectuate the SPAC Domestication, which will be filed on behalf of SPAC with the Cayman Registrar and (ii) filings with the Delaware Secretary of State necessary to effectuate the Company Merger and the SPAC Merger, which will be filed on behalf of SPAC, SPAC Merger Sub, the Company and Company Merger Sub, respectively, with the Delaware Secretary of State upon the approval of the Business Combination Proposal and satisfaction of all other conditions not waived by the applicable parties under the Business Combination Agreement.

Anticipated Accounting Treatment

Company Merger

The Company Merger whereby Company Merger Sub (a subsidiary of Pubco) will merge with and into the Company, with the Company continuing as a surviving company as a subsidiary of Pubco, is anticipated to be accounted for as a transaction between entities under common control in accordance with U.S. GAAP. Under ASC 805-50, “Transactions Between Entities Under Common Control,” transfers of net assets or exchanges of equity interests between entities under common control are accounted for in a manner similar to a pooling of interests. Accordingly, the assets and liabilities transferred as part of the Company Merger will be recognized by Pubco at their historical carrying amounts as reflected in the accounts of the Company immediately prior to the transaction. No new goodwill or step-up in basis will be recognized as a result of the Company Merger.

SPAC Merger

The SPAC Merger, whereby SPAC Merger Sub (a subsidiary of Pubco) will merge with and into SPAC Delaware, with SPAC Delaware continuing as the surviving entity as a subsidiary of Pubco, will be accounted for as a recapitalization in accordance with U.S. GAAP where Pubco issues shares in exchange for the net assets of the SPAC. It was determined that the SPAC, Pubco and the Company were not considered to be businesses in accordance with U.S. GAAP and therefore the SPAC Merger, which is a combination of assets from the various parties, is akin to a recapitalization and the ultimate equity structure will be that of Pubco as the successor entity to the Company Merger and the SPAC Merger. Under this method of accounting, SPAC will be treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the Transactions would be treated as Pubco issuing shares for the net assets of the SPAC, accompanied by the common control recapitalization above. The net assets of SPAC would be stated at fair value, with no goodwill recorded. As a result, any transaction costs incurred to effect the recapitalization represent costs related to issuing equity and raising capital that are recognized as a reduction to the total amount of equity raised rather than an expense recorded as incurred. Any activities prior to the Transactions will be those of Pubco and its common control entity, the Company, with Pubco with Pubco as the reporting legal entity.

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that the entry by Armada Acquisition Corp. II (“SPAC”) into the Business Combination Agreement, dated as of October 19, 2025, attached to the proxy statement/prospectus as Annex A (as may be amended or restated from time to time, the “Business Combination Agreement”), pursuant to which and among other things, on the terms and subject to the conditions set forth in the Business Combination Agreement, the parties will consummate the Transactions (as such term is defined in the proxy statement/prospectus) described in the proxy statement/prospectus, and the performance by SPAC of its obligations thereunder and the consummation of the Transactions, be approved, ratified and confirmed in all respects.”

Required Vote and Recommendation of the SPAC Board

The approval of the Business Combination Proposal requires an ordinary resolution, being the affirmative vote of at least a simple majority of the votes cast by the holders of the issued SPAC Common Shares, voting together as a single class, who are present in person (including virtually) or represented by proxy and entitled to vote on the Business Combination Proposal at the Extraordinary General Meeting. The Transactions are not structured so that the approval of at least a simple majority of the unaffiliated securityholders of SPAC is required. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the Extraordinary General Meeting and otherwise will have no effect on a particular proposal.

The Business Combination Proposal is conditioned on the approval of the Merger Proposal and the Domestication Proposal and vice versa. Therefore, if the Merger Proposal is not approved, the Business Combination Proposal will have no effect, even if approved by the requisite holders of SPAC Common Shares.

As of the date of this proxy statement/prospectus, the Sponsor has agreed to vote the SPAC Common Shares owned by them in favor of the Business Combination Proposal. As of the Record Date, the Sponsor owns 26.2% of the issued and outstanding SPAC Common Shares. SPAC’s officers and directors do not hold any Public Shares, but may purchase Public Shares at any time, subject to compliance with law and SPAC’s trading policies. As a result, in addition to approval by the Sponsor, CCM and Northland, approval of the Business Combination Proposal will require the affirmative vote of at least 7,205,001 SPAC Common Shares held by Public Shareholders (or approximately 31.3% of the Public Shares) if all SPAC Common Shares are represented at the Extraordinary General Meeting and cast votes, and the Sponsor would be able to approve the Business Combination Proposal alone if only such shares as are required to establish a quorum are represented at the Extraordinary General Meeting and cast votes.

The SPAC Board believes that the Business Combination Proposal to be presented at the Extraordinary General Meeting is in the best interests of SPAC and its shareholders.

THE SPAC BOARD UNANIMOUSLY RECOMMENDS THAT SPAC SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE BUSINESS COMBINATION PROPOSAL.

The existence of financial and personal interests of one or more of SPAC’s directors may result in a conflict of interest on such directors(s) between what such director may believe is in the best interests of SPAC and its shareholders and what such director may believe is best for themselves in determining to recommend that shareholders vote for the proposals. The Sponsor and SPAC’s officers also have interests in the Transactions that may be different from, or in addition to, your interests as a Public Shareholder. See the section of this proxy statement/prospectus entitled “The Business Combination Proposal—Interests of the Sponsor and SPAC’s Directors and Officers in the Transactions” for a further discussion of these considerations.

THE TRANSACTIONS

On October 19, 2025, SPAC, Pubco, the Company, SPAC Merger Sub, Company Merger Sub and Ripple entered into the Business Combination Agreement, pursuant to which, following the SPAC Domestication and upon Closing, (a) Company Merger Sub will merge with and into the Company, with the Company continuing as the surviving company, with holders of Company Units receiving one share of Pubco Class A Common Stock for each Company Unit, subject to certain reductions and other limitations imposed on the Contributor Related Parties, as set forth in the Business Combination Agreement, and (b) simultaneously with the Company Merger, SPAC Merger Sub will merge with and into SPAC Delaware, with SPAC Delaware continuing as the surviving entity, with (x) stockholders of SPAC Delaware receiving one share of Pubco Class A Common Stock for each SPAC Class A Share held by such stockholder, and (y) warrantholders of SPAC Delaware receiving one warrant to purchase one share of Pubco Class A Common Stock for each warrant to purchase one SPAC Class A Share held by such warrantholders. As a result of the Mergers and the Transactions, Pubco will become a publicly traded company, in each case upon the terms and subject to the conditions set forth in the Business Combination Agreement and in accordance with applicable law.

Prior to the signing of the Business Combination Agreement, Ripple, Pubco and the Company entered into the Contribution Agreement, pursuant to which, prior to the Closing, Ripple will contribute to the Company the Initial Contribution.

In addition, concurrently with the signing of the Business Combination Agreement, on October 19, 2025:

(i)

Pubco, the Company and SPAC entered into the Advance Funding Subscription Agreements with the Advance Funding Subscribers, pursuant to which the Advance Funding Subscribers agreed to purchase, and Pubco agreed to issue and sell, on the Closing Date, the Advance Funding Shares for $214.05 million in cash and a contribution of 600,000 XRP tokens, in the Advance Funding, upon the terms and subject to the conditions set forth therein. Advance Funding Subscribers will receive a number of Advance Funding Shares at the closing of the Advance Funding equal to the sum of (a) the Advance Funding Initial Subscribed Shares and (b) the Advance Funding Adjustment Shares, if any;

(ii)

Pubco, the Company and SPAC entered into the Delayed Funding Subscription Agreements with the Delayed Funding Subscribers, pursuant to which the Delayed Funding Subscribers agreed to purchase, and Pubco agreed to issue and sell, on the Closing Date, the Delayed Funding Shares for $10.5 million in cash and a contribution of 200,000 XRP, in the Delayed Funding, upon the terms and subject to the conditions set forth therein. Delayed Funding Subscribers will receive a number of Delayed Funding Shares at the closing of the Delayed Funding equal to the quotient of (i) the Delayed Funding Subscription Price and (ii) $10.00;

(iii)

Pubco, the Company and SPAC entered into the Series C Subscription Agreement with the Sponsor, pursuant to which the Sponsor agreed to purchase, and Pubco agreed to issue and sell, on the Closing Date, the Series C Subscribed Shares for 211,319,096.061435 XRP tokens, in the Series C Subscription, upon the terms and subject to the conditions set forth therein. The Sponsor will receive a number of Series C Subscribed Shares equal to the sum of (a) the Series C Initial Subscribed Shares and (b) the Series C Adjustment Shares, if any; and

(iv)

Pubco, the Company and SPAC entered into the Contributor Related Party Entity Subscription Agreement with the Contributor Related Party Entity, pursuant to which the Contributor Related Party Entity purchased, and Pubco agreed to issue and sell, on the Closing Date, shares of Pubco Class A Common Stock and the Company agreed to issue and sell the Subscribed Units for an aggregate contribution of 50 million XRP tokens, in the Contributor Related Party Entity Subscription, upon the terms and subject to the conditions set forth therein. Contributor Related Party Entity received a number of Contributor Related Party Entity Subscribed Equity Interests equal to the sum of (a) the Contributor Related Party Entity Initial Subscribed Equity Interests and (b) the Contributor Related Party Entity Adjustment Equity Interests, if any.

Concurrently with the execution of the Business Combination Agreement, SPAC entered into the Sponsor Support Agreement, pursuant to which, among other things, the Sponsor agreed to (a) vote its SPAC Common Shares in favor of the Business Combination Agreement and the Transactions and each of the proposals to be approved by SPAC shareholders at the Extraordinary General Meeting, (b) vote its SPAC Common Shares against (i) any Acquisition Proposal or Alternative Transaction, (ii) any merger, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by SPAC (other than the Transactions), (iii) any change in the business of SPAC, and (iv) any proposal, action or agreement involving SPAC that would or would reasonably be expected to jeopardize the Transactions, (c) comply with the restrictions imposed by the Insider Letter, including the restrictions on transferring and redeeming SPAC Common Shares in connection with the Transactions, (d) subject to and conditioned upon the Closing, waive any anti-dilution rights that would otherwise result in the SPAC Class B Shares converting into SPAC Class A Shares on a greater than one-for-one basis and (e) immediately prior to the Company Merger Effective Time, forfeit for no consideration 120,000 SPAC Class A Shares, 2,364,000 SPAC Class B Shares and 60,000 SPAC Private Warrants. Further, pursuant to the Sponsor Support Agreement, SPAC, Sponsor and Pubco agreed that prior to the Closing they would enter into an amendment to the Insider Letter to remove certain terms relating to transfer restrictions applicable to the shares held by the Sponsor.

At least one Business Day prior to the Closing Date, SPAC will de-register from the Register of Companies in the Cayman Islands by way of continuation out of the Cayman Islands and into the State of Delaware so as to migrate to and domesticate as a Delaware corporation (the “SPAC Domestication”) in accordance with the SPAC Charter, Section 388 of the DGCL and Part 12 of the Cayman Companies Act, upon the terms and subject to the conditions set forth in the Business Combination Agreement.

Concurrently with the Closing, Pubco, SPAC, the Sponsor and certain securityholders listed therein will enter into the A&R Registration Rights Agreement, pursuant to which Pubco will (i) assume the registration obligations of SPAC under such registration rights agreement, with such rights applying to the shares of Pubco Class A Common Stock and (ii) provide registration rights with respect to the resale of shares of Pubco Class A Common Stock held by the Sponsor and certain other parties identified therein. The A&R Registration Rights Agreement provides for customary demand registration rights, piggyback registration rights, and shelf registration rights for the benefit of the certain securityholders listed therein, subject to customary cutbacks and issuer suspension rights. It also includes customary provisions relating to underwriting participation, registration expenses, indemnification, and coordination of sales in underwritten offerings. The A&R Registration Rights Agreement will become effective upon the Closing and will supersede SPAC’s existing registration rights agreement in its entirety.

Pubco estimates that up to an aggregate of approximately 85,216,016 shares of Pubco Class A Common Stock, consisting of (i) 13,026,926 shares of Pubco Class A Common Stock outstanding, 42,769,074 shares of Pubco Class A Common Stock issuable upon conversion of Pubco Class C Common Stock, and 140,000 shares of Pubco Class A Common Stock issuable upon exercise of warrants, in each case held by Sponsor, (ii) 155,000 shares of Pubco Class A Common Stock issuable upon exercise of warrants held by certain SPAC shareholders, (iii) 4,647,857 shares of Pubco Class A Common Stock outstanding held by Contributor, (iv) 1,832,875 shares of Pubco Class A Common Stock outstanding held by the Contributor Related Party Entity, (v) 21,546,963 shares of Pubco Class A Common Stock outstanding held by the Advance Funding Subscribers, and (vi) 1,097,321 shares of Pubco Class A Common Stock outstanding held by the Delayed Funding Subscribers, will be subject to registration rights following the Transactions and the consummation of the Private Placement Investments, assuming, among other things, that neither SPAC, nor Pubco nor the Company enter into any additional financing arrangements after the date hereof and prior to Closing, that no Public Shareholders exercise redemption rights with respect to their Public Shares upon completion of the Transactions, that all Private Placement Investors fund their commitments as and when required under their Private Placement Subscription Agreements, that Ripple contributes the Contributed XRP as and when required under the Contribution Agreement, that the Closing SPAC Share Price is $10.00, that the Closing XRP Price is $2.36609 (which would be the Closing XRP Price if the Business Combination closed on October 19, 2025), that no shares of Pubco

Class A Common Stock are issued pursuant to the Incentive Plan, and neither Ripple nor any Private Placement Investor purchases SPAC Class A Shares in the open market.

Concurrently with the Closing, Ripple, the Contributor Related Party Entity, the Sponsor and the SPAC Insiders will enter into the Lock-Up Agreements, pursuant to which such parties agree that the shares of Pubco Class A Common Stock and Pubco Warrants received by them in connection with the Transactions, and any shares of Pubco Class A Common Stock issuable upon the exercise of Pubco Warrants or the conversion or exchange of Pubco Class C Common Stock or Company Units, will be locked-up and subject to transfer restrictions, subject to certain exceptions.

The Business Combination Agreement

Merger Consideration and the Mergers

Company Merger

On the Closing Date, when the Company Certificate of Merger has been duly accepted for filing by the Delaware Secretary of State in accordance with the DLLCA (or such other time as specified in the Company Certificate of Merger), by virtue of the Company Merger and without any further action on the part of any party to the Business Combination Agreement, each issued and outstanding Company Unit will automatically be cancelled and cease to exist in exchange for the right to receive from Pubco one share of Pubco Class A Common Stock; provided that (i) the aggregate number of shares of Pubco Class A Common Stock issued to Ripple will be reduced by (x) the 10 Company Units held by Ripple as of the date of the Business Combination Agreement (prior to giving effect to the Contribution) and (y) the number of shares of Pubco Stock held by Ripple immediately prior to the Company Merger Effective Time, subject to certain limitations on the initial holdings of Ripple and certain related entities as further set forth in the Business Combination Agreement, and (ii) thereafter, if the completion of the Company Merger and the other Transactions (including any substantially concurrent investments by the XRP Investors at Closing) would result in the Contributor Related Beneficially Owning Pubco Stock that has a combined voting power in Pubco in excess of 9.9% of the total voting power of Pubco, the Company Units held by Ripple will be converted, in the aggregate, to (x) the number of shares of Pubco Class A Common Stock that, when taken together with any shares of Pubco Class A Common Stock subscribed for by the other Contributor Related, would result in the Contributor Related Beneficially Owning Pubco Stock with a combined voting power in Pubco equal to 9.9% of the total voting power of Pubco and (y) the number of units of the Company Surviving Subsidiary that is equal to the number of shares of Pubco Class A Common Stock forgone by the Contributor Related pursuant to this proviso.

In addition, all of the Company Merger Sub Units issued and outstanding immediately prior to the Company Merger Effective Time will be converted into a number of units of the Company Surviving Subsidiary equal to the number of shares of Pubco Class A Common Stock outstanding immediately following the Company Merger Effective Time.

The Sponsor also agreed to forfeit, immediately prior to the Company Merger Effective Time, 120,000 SPAC Class A Shares, 2,364,000 SPAC Class B Shares and 60,000 SPAC Private Warrants. The Sponsor will exchange its remaining SPAC Private Warrants for Pubco Warrants, which will have substantially the same terms as the SPAC Private Warrants.

At the Company Merger Effective Time, all of the shares of Pubco Stock issued and outstanding immediately prior to the Company Merger Effective Time will remain outstanding as shares of Pubco Class A Common Stock.

SPAC Merger

By virtue of the SPAC Merger and without any action on the part of any Party or the holders of securities of SPAC, Pubco or SPAC Merger Sub:

(i)

immediately prior to the SPAC Merger Effective Time, each SPAC Unit issued and outstanding immediately prior to the SPAC Merger Effective Time will be automatically detached and the holder thereof shall be deemed to hold one SPAC Class A Share and one-half of one SPAC Public Warrant;

(ii)

each SPAC Warrant outstanding immediately prior to the SPAC Merger Effective Time will cease to be a warrant with respect to SPAC Class A Shares and will be assumed by Pubco and converted into a warrant to purchase one share of Pubco Class A Common Stock, which will be subject to substantially the same terms and conditions as were applicable to such SPAC Warrant immediately prior to the SPAC Merger Effective Time;

(iii)

at the SPAC Merger Effective Time, each SPAC Class A Share issued and outstanding immediately prior to the SPAC Merger Effective Time (excluding SPAC Class A Shares redeemed prior to the SPAC Domestication and SPAC Common Shares owned by SPAC as treasury shares immediately prior to the SPAC Merger Effective Time) will be converted automatically into one share of Pubco Class A Common Stock, following which, all such SPAC Class A Shares will cease to be outstanding and will be automatically cancelled and will cease to exist;

(iv)

immediately prior to the SPAC Merger Effective Time, all issued and outstanding SPAC Class B Shares (other than SPAC Common Shares owned by SPAC as treasury shares immediately prior to the SPAC Merger Effective Time) will be converted automatically into SPAC Class A Shares, following which, all SPAC Class B Shares will cease to be outstanding and will be canceled and will cease to exist;

(v)

at the SPAC Merger Effective Time, each issued and outstanding SPAC Class A Share that was issued in the SPAC Domestication to a holder that has validly exercised redemption rights with respect to each such SPAC Class A Share prior to the SPAC Domestication will automatically be cancelled and will cease to exist and thereafter represent only the right to receive a pro rata share of the aggregate amount payable with respect to all redemptions of SPAC Class A Shares;

(vi)

at the SPAC Merger Effective Time, if there are any SPAC Common Shares that are owned by SPAC as treasury shares immediately prior to the SPAC Merger Effective Time, such SPAC Common Shares will be automatically canceled and will cease to exist without any conversion thereof or payment therefor; and

(vii)

at the SPAC Merger Effective Time, all SPAC Merger Sub Common Shares (as defined in the Business Combination Agreement) issued and outstanding immediately prior to the SPAC Merger Effective Time will be converted into an equal number of shares of common stock, par value $0.0001, of the SPAC Surviving Subsidiary.

Representations and Warranties

The Business Combination Agreement contains customary representations and warranties of the parties, which will not survive the Closing other than certain specified representations set forth in the Business Combination Agreement. Many of the representations and warranties are qualified by materiality or Material Adverse Effect. “Material Adverse Effect” as used in the Business Combination Agreement means with respect to any specified Person, any fact, event, occurrence, change or effect that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on (i) the business, assets, Liabilities, results of operations or condition (financial or otherwise) of such Person and its Subsidiaries, taken as a whole, or (ii) the ability of such Person or any of its Subsidiaries to consummate the Transactions contemplated by the Business Combination Agreement or the Ancillary Agreements to which it is a party or bound or to perform its obligations under the Business Combination Agreement or the Ancillary Agreements. Certain of the

representations are subject to specified exceptions and qualifications contained in the Business Combination Agreement or in information provided pursuant to certain disclosure schedules to the Business Combination Agreement.

The following changes or effects (by themselves or when aggregated with others) are not considered a Material Adverse Effect:

•	General changes in financial or securities markets (including interest rates) or general economic or political conditions in the country or region where the party or its subsidiaries do business.

•	Changes, conditions, or effects that generally affect the industries or markets in which the party or its subsidiaries principally operate.

•	Changes in the price or trading volume of XRP.

•	Any proposal, enactment, or change in interpretation of, or any other change in, applicable laws, GAAP, or other applicable accounting principles.

•

Conditions caused by acts of God, natural disasters, terrorism (including cyberterrorism), war (whether or not declared and including cyber warfare), cyberattacks, escalation of hostilities, geopolitical conditions, local, national or international political conditions or an epidemic or pandemic, or the effects of governmental actions in response to them.

•	The taking of any action required by the terms of the Business Combination Agreement or any Ancillary Agreement.

•	Any failure by the party and its subsidiaries to meet internal or published budgets, projections, forecasts, or predictions of financial performance for any period.

The exceptions in the first, second, third, fourth, fifth, and seventh bullet points above will be taken into account in determining whether a Material Adverse Effect has occurred to the extent that such event has a disproportionate and adverse effect on the Party or its Subsidiaries compared to other similarly situated participants in the same industries.

Notwithstanding the foregoing, with respect to SPAC, the amount of the redemption or the failure to obtain the Required Shareholder Approval shall not in and of itself be deemed to be a Material Adverse Effect on or with respect to SPAC (provided that the underlying causes of any such redemption or failure to obtain the Required Shareholder Approval may be considered in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur to the extent not excluded by another exception herein.

Representations and Warranties of SPAC

The Business Combination Agreement contains representations and warranties made by SPAC to the Company, Pubco and Ripple, including representations and warranties relating to the following:

•	corporate organization, qualification to do business and good standing;

•	authorization to enter into the Business Combination Agreement and to complete the Transactions;

•	governmental and regulatory consents required in connection with the Transactions;

•	absence of conflicts with organizational documents, applicable laws and SPAC Material Contracts as a result of entering into the Business Combination Agreement or consummating the Transactions;

•	capitalization;

•	proper filing of documents with the SEC, accuracy of SPAC’s financial statements; and internal controls;

•	no litigation, orders or permits;

•	absence of certain conflicts and changes;

•	compliance with applicable laws;

•	taxes and returns;

•	employees and employee benefit plans;

•	properties;

•	material contracts;

•	transactions with Affiliates;

•	finders and brokers;

•	certain business practices;

•	insurance;

•	independent investigation;

•	accuracy of the information supplied;

•	the Trust Account;

•	the Underwriting Agreement;

•	the Specified Funding (as defined in the Business Combination Agreement); and

•	no additional representations and warranties, except as expressly set forth in any Ancillary Agreement.

Representations and Warranties of Pubco and the Merger Subs

The Business Combination Agreement contains representations and warranties made by Pubco and the Merger Subs, to SPAC, the Company and Ripple, including representations and warranties relating to the following:

•	corporate organization, qualification to do business and good standing;

•	authorization to enter into the Business Combination Agreement and to complete the Transactions;

•	governmental and regulatory consents necessary in connection with the Transactions;

•	absence of conflicts with organizational documents, applicable laws and certain material contracts as a result of entering into the Business Combination Agreement or consummating the Transactions;

•	capitalization;

•	Pubco’s and the Merger Subs’ activities;

•	finders and brokers;

•	ownership of Pubco Stock;

•	accuracy of the information supplied;

•	independent investigation;

•	no additional representations and warranties, except as expressly set forth in any Ancillary Agreement;

•	the Advance Funding;

•	the Delayed Funding;

•	the Series C Funding;

•	employees and benefit plans; and

•	the Ripple Affiliate Funding (as defined in the Business Combination Agreement).

Representations and Warranties of the Company

The Business Combination Agreement contains representations and warranties made by the Company to SPAC, including representations and warranties relating to the following:

•	corporate organization and good standing;

•	authorization to enter into the Business Combination Agreement and to complete the Transactions;

•	capitalization;

•	governmental and regulatory consents necessary in connection with the Transactions;

•	absence of conflicts with organizational documents, applicable laws and certain material contracts as a result of entering into the Business Combination Agreement or consummating the Transactions;

•	absence of certain conflicts and changes;

•	Company’s activities;

•	title to assets;

•	employees and benefit plans;

•	taxes and returns;

•	certain business practices;

•	finders and brokers;

•	accuracy of the information supplied;

•	independent investigation;

•	no additional representations and warranties, except as expressly set forth in any Ancillary Agreement; and

•	the Ripple Affiliate Funding.

Representations and Warranties of Ripple

The Business Combination Agreement contains representations and warranties made by Ripple to SPAC, Pubco, the Merger Subs and the Company, including representations and warranties relating to the following:

•	corporate organization and good standing;

•	authorization to enter into the Business Combination Agreement and to complete the Transactions;

•	governmental and regulatory consents necessary in connection with the Transactions;

•	absence of conflicts with organizational documents, applicable laws and certain contracts as a result of entering into the Business Combination Agreement or consummating the Transactions;

•	no litigation;

•	investment representations;

•	finders and brokers;

•	accuracy of the information supplied;

•	tax matters; and

•	no additional representations and warranties, except as expressly set forth in any Ancillary Agreement.

Covenants

As described in further detail below, the Business Combination Agreement also contains certain covenants of the Parties, which do not survive the Closing (other than those that are to be performed after the Closing). Certain of the covenants are subject to specified exceptions and qualifications contained in the Business Combination Agreement or in information provided pursuant to certain disclosure schedules to the Business Combination Agreement.

Conduct of Business Prior to Closing the Company, Pubco and the Merger Subs

During the Interim Period, the Company, Pubco and the Merger Subs agreed to (i) only engage in activities relating to the initial organization and commencement of their respective operations, and, in the case of the Company, the Contribution and holding or acquiring XRP, (ii) to comply in all material respects with all laws applicable to them and their respective businesses and assets and (iii) to take all commercially reasonable measures necessary or appropriate to preserve intact, in all material respects, their respective business organizations, and to preserve the possession, control and condition of their respective material assets.

In addition, during the Interim Period, the Company, Pubco and the Merger Subs agreed not to, without the prior written consent of SPAC:

•	amend, waive or otherwise change their respective organizational documents;

•	form any Subsidiary;

•

authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of its equity securities or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its equity securities, or other securities, including any securities convertible into or exchangeable for any of its shares or other equity securities or securities of any class and any other equity-based awards, or engage in any hedging transaction with a third Person with respect to such securities unless pursuant to an Additional Permitted Financing;

•

split, combine, recapitalize or reclassify any of its shares or other equity interests or issue any other securities in respect thereof or pay or set aside any dividend or other distribution (whether in cash, equity or property or any combination thereof) in respect of its equity interests, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any of its securities;

•

make or rescind any material election related to taxes, settle any action related to taxes, file any amended tax return or claim for refund, or make any material change in its accounting or tax policies or procedures, subject to certain exceptions;

•

incur, create, assume, guarantee, prepay or otherwise become liable for any indebtedness for borrowed money in excess of $250,000 individually or $500,000 in the aggregate, in each case, (a) except for any actions that are on commercially reasonable terms that were negotiated on an arm’s length basis or which do not adversely impact SPAC (or would reasonably be expected to adversely impact the Company Surviving Subsidiary and the SPAC Surviving Subsidiary) and (b) other than pursuant to any contract with Ripple or any of its Affiliates;

•

sell, lease, license (other than non-exclusive licenses granted in the ordinary course of business), transfer, exchange or swap, mortgage or otherwise pledge or encumber (including securitizations), or otherwise dispose of any material portion of its properties, assets or rights;

•	adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

•

enter into, materially amend, waive any material term of or terminate (other than terminations in accordance with their terms) any material transaction with Ripple or any of its Affiliates, other than offer compensation and benefits and advancement of expenses to any Person that is an Affiliate of Ripple, any such action that is on commercially reasonable terms and was negotiated on an arm’s length basis or any such action which does not adversely impact SPAC (or would reasonably be expected to adversely impact the Company Surviving Subsidiary and the SPAC Surviving Subsidiary) in any material respect;

•	amend, waive or terminate the Contribution Agreement, subject to certain exceptions;

•

take any action that would reasonably be expected to significantly delay or impair the obtaining of any consents of any governmental authority obtained in connection with the Business Combination Agreement;

•	pay cash compensation to employees or other individual service providers of Pubco, the Company or the Merger Subs in excess of $10,000,000 in the aggregate;

•	authorize or agree to do any of the foregoing actions; and

•

solely with respect to the Company, issue any Company Units (other than pursuant to the Business Combination Agreement or an Ancillary Agreement), and no Company Member shall sell, transfer or dispose of any Company Unit owned by such Company Member.

In addition, during the Interim Period, each Ripple agreed not to sell, transfer or dispose of any Company Units owned by such Ripple without the prior written consent of SPAC.

Conduct of Business Prior to Closing by SPAC

During the Interim Period, SPAC agreed to (i) conduct its business in all material respects in the ordinary course of business, (ii) comply with all applicable laws applicable to it and its businesses, assets and employees and (iii) take all commercially reasonable measures necessary or appropriate to preserve intact, in all material respects, its business organizations.

In addition, during the Interim Period, SPAC agreed not to and to cause its Subsidiaries not to, without the prior written consent of Pubco:

•	amend, waive or otherwise change its organizational documents;

•

authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of its equity securities or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its equity securities, or other securities, including any securities convertible into or exchangeable for any of its equity securities or other security interests of any class and any other equity-based awards, or engage in any hedging transaction with a third person with respect to such securities;

•

split, subdivide, combine, consolidate, recapitalize or reclassify any of its shares or other equity interests or issue any other securities in respect thereof or pay or set aside any dividend or other distribution (whether in cash, equity or property or any combination thereof) in respect of its shares or other equity interests, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any of its securities;

•

subject to certain exceptions, incur, create, assume, prepay, repay or otherwise become liable for any indebtedness (directly, contingently or otherwise), fees or expenses in excess of $250,000 individually or $500,000 in the aggregate, make a loan or advance to or investment in any third party, or guarantee or endorse any indebtedness, Liability or obligation of any person;

•

make or rescind any material election relating to taxes, settle any action relating to taxes, file any amended tax return or claim for refund, or make any material change in its tax accounting or tax policies or procedures, in each case except as required by applicable law or make any material change in its accounting policies, except as required to comply with GAAP;

•	amend, waive or otherwise change the Trust Agreement;

•

subject to certain exceptions, amend or otherwise modify, terminate, waive or assign or delegate (as applicable) any right or obligation under any SPAC Material Contract or enter into any new contract that would be a SPAC Material Contract;

•

unless otherwise required by the express terms of the Sponsor Support Agreement, enter into, renew, amend, waive or terminate (other than terminations in accordance with their terms) any contracts, arrangements or transactions with any related person, including any ancillary document to which SPAC or any related person is a party;

•	fail to maintain its books, accounts and records in all material respects in the ordinary course of business consistent with past practice;

•	establish any Subsidiary or enter into any new line of business;

•	revalue any of its material assets or make any change in accounting methods, principles or practices, except to the extent required to comply with GAAP, and after consulting SPAC’s outside auditors;

•

subject to certain exceptions, waive, release, assign, settle or compromise any action (including any action relating to the Business Combination Agreement or the Transactions) or otherwise pay, discharge or satisfy any actions, liabilities or obligations, unless such amount has been reserved in SPAC’s financial statements;

•

acquire, including by merger, consolidation, acquisition of equity interests or assets, or any other form of business combination, any corporation, company, partnership, limited liability company, other business organization or any division thereof, or any material amount of assets outside the ordinary course of business;

•

adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than with respect to the SPAC Domestication and/or the SPAC Merger);

•	subject to certain exceptions, voluntarily incur any liability or obligation (whether absolute, accrued, contingent or otherwise) in excess of $250,000 individually or $500,000 in the aggregate;

•

sell, lease, license, transfer, exchange or swap, mortgage or otherwise pledge or encumber (including securitizations), or otherwise dispose of any material portion of its properties, assets or rights;

•

take any action that would reasonably be expected to significantly delay or impair the obtaining of any consents of any governmental authority to be obtained in connection with the Business Combination Agreement; or

•	authorize or agree to do any of the foregoing actions.

Exclusivity

During the Interim Period, the Parties agreed not to, directly or indirectly, solicit, knowingly assist, initiate, continue or knowingly facilitate the making, submission or announcement of, or intentionally encourage, any Acquisition Proposal. Acquisition Proposals include any inquiry, proposal or offer, or any indication of interest in making an offer or proposal, from any Person or group at any time relating to (i) with respect to the Company, Pubco, the Merger Subs, Ripple and their respective Affiliates, a transaction (other than the Transactions contemplated by the Business Combination Agreement and any Ancillary Agreement) concerning the sale of all or substantially all of the business or assets of Pubco and its Subsidiaries, taken as a whole, whether such transaction takes the form of a sale of the shares or other equity interests in Pubco or the Company, assets, merger, consolidation, issuance of debt securities, joint venture or partnership, or otherwise and (ii) with respect to SPAC and its Affiliates, a transaction (other than the Transactions contemplated by the Business Combination Agreement) concerning a Business Combination of, by or involving SPAC. The Parties also agreed not to provide non-public information or enter into any negotiations or agreements that could lead to an Acquisition Proposal. If any Party receives an Acquisition Proposal, such Party is expected to promptly notify the other Parties and keep them informed of any developments.

Registration Statement

Pubco agreed to (i) prepare, with reasonable assistance from SPAC and other parties, and, as promptly as practicable after completion of the Company’s audited financial statements, file with SEC the Registration Statement which will also include a proxy statement for soliciting proxies from SPAC shareholders to vote on the Proposals at the Extraordinary General Meeting and (ii) take all reasonable and necessary actions to satisfy legal requirements in connection with this Registration Statement, the Extraordinary General Meeting, and the redemption process for eligible Public Shareholders.

Subject to the immediately following paragraph, SPAC agreed that the SPAC Board will not change, withdraw, withhold, qualify or modify its recommendation to the SPAC shareholders that they vote in favor of (i) the approval of the Business Combination Agreement and the Transactions, (ii) the approval of the SPAC Merger, (iii) the approval of the SPAC Domestication, the Plan of Domestication and the Proposed Certificate of Incorporation and (iv) the adoption and approval of such other matters as Ripple, the Company, Pubco and SPAC mutually determine to be necessary to effect the Transactions (“Modification in Recommendation”).

However, SPAC Board may, at any time prior to, but not after, obtaining the SPAC shareholder approval, make a Modification in Recommendation with respect to SPAC’s recommendation that SPAC shareholders vote in favor of the SPAC Shareholder Approval Matters in response to an Intervening Event (as defined below) if the SPAC Board determines in good faith, based on the advice of outside legal counsel, that the failure to take such action would be a breach of the fiduciary duties of the SPAC Board under applicable law, subject to certain notice requirements and other exceptions. An “Intervening Event” includes, among other things and without limitation, any material and negative event after the date of the Business Combination Agreement that was not known and was not reasonably foreseeable to the SPAC Board as of the date of the Business Combination Agreement and does not relate to and excludes, whether alone or in combination, any Acquisition Proposal or Alternative Transaction, the Transactions, the Business Combination Agreement, any Ancillary Agreement or any change in the price or trading volume of SPAC Class A Shares, any action filed or threated against SPAC or any member of the SPAC Board arising out of or related to the Transactions, and any change, event, circumstance, occurrence, effect, development or state of facts that is excluding in determining whether a Material Adverse Effect with respect to the Company has occurred or would reasonably be expected to occur pursuant to specified clauses of the definition thereof. Once this Registration Statement is effective, SPAC agreed, as soon as practicable to set a record date.

Once this Registration Statement is effective, SPAC agreed, as soon as practicable to set a record date and distribute the Registration Statement to SPAC shareholders and then call and convene the Extraordinary General Meeting for a date that is mutually acceptable to Pubco and SPAC and that complies with SPAC’s organizational documents. The Company and SPAC agreed to bear all fees, costs and expenses incurred by any Party in connection with the filing of the Registration Statement with the SEC and submitting a listing application for Pubco Class A Common Stock to Nasdaq or other applicable securities exchange.

Post-Closing Pubco Board of Directors and Executive Officers

The parties agreed to take all necessary actions so that effective as of the Closing, (i) Pubco’s board of directors (the “Pubco Board”) will consist of (x) one director designed by SPAC that is reasonably acceptable to

Pubco and (y) other persons who are designated by Ripple, at least two of whom will be required to qualify as an independent director under Nasdaq rules, and (ii) the persons listed in the disclosure schedules to the Business Combination Agreement or such other persons as are designated by Ripple, are elected or appointed, as applicable, to such positions of officers of Pubco, to serve in such positions, in each case until successors are duly appointed and qualified in accordance with the Pubco A&R Organizational Documents and applicable law.

Indemnification of Directors and Officers and Tail Insurance

The parties agreed that all rights to exculpation, indemnification and advancement of expenses existing in favor of the current or former directors and officers of SPAC, the Company, Pubco or the Merger Subs (the “D&O Indemnified Persons”) as provided in their respective organizational documents or under any indemnification, employment or other similar agreements between any D&O Indemnified Person and SPAC, the Company, Pubco or the Merger Subs, in each case as in effect on the date of the Business Combination Agreement, will survive the Closing and continue in full force and effect in accordance with their respective terms to the extent permitted by applicable law. Pubco further agreed that it will uphold all rights and obligations contained in the indemnification agreements of the former director and officers of SPAC. For a period of six years after the Company Merger Effective Time, Pubco will cause the organizational documents of Pubco, the Company Surviving Subsidiary and the SPAC Surviving Subsidiary to contain provisions no less favorable with respect to exculpation and indemnification of and advancement of expenses to D&O Indemnified Persons than are set forth as of the date of the Business Combination Agreement in the organizational documents of SPAC, the Company, Pubco and the Merger Subs, to the extent permitted by applicable law. This covenant survives the Closing.

In addition, from and after the Closing, Pubco has agreed to, to the fullest extent permitted by applicable law, indemnify and hold harmless, and provide advancement of expenses to, each of the D&O Indemnified Persons from, against and in respect of any and all costs, expenses (including reasonable expenses of investigation and court costs and attorneys’ fees and expenses), judgments, fines, losses, penalties, claims, amounts paid in settlement, damages or liabilities paid, suffered, incurred by, or imposed upon and such D&O indemnified Person that are based upon, arise out of, result from, or are in connection with, in whole or in part, directly or indirectly, any action, whether civil, criminal, administrative or investigative, arising out of or pertaining to (i) any action or omission in such D&O Indemnified Person’s capacity as a director or officer of SPAC, the Company, Pubco or the Merger Subs, occurring or alleged to have occurred at or prior to the Company Merger Effective Time, whether asserted or claimed prior to, at or after the Company Merger Effective Time, provided that, Pubco shall only be responsible for such amounts and liabilities from and after the Company Merger Effective Time and (ii) any shareholder action relating to the SPAC Board’s failure to make a Modification in Recommendation.

Prior to the SPAC Merger Effective Time, SPAC has agreed to obtain, and Pubco has agreed to fully pay the premium for, subject to certain limitations, a “tail” insurance policy under SPAC’s existing insurance policy for the benefit of SPAC’s directors and officers and the Sponsor (to the extent covered under SPAC’s existing insurance policy) that provides coverage for up to a six-year period from and after the SPAC Merger Effective Time for events occurring prior to the SPAC Merger Effective Time, on terms substantially equivalent to and in any event not less favorable in the aggregate than SPAC’s existing coverage, subject to certain limitations.

Other Covenants

The Business Combination Agreement contains other covenants and agreements, including covenants related to:

•

the Company, Pubco and the Merger Subs, subject to certain specified restrictions and conditions, providing SPAC and its representatives reasonable access to their offices, facilities, employees, contracts, books, records and other information as reasonably requested;

•

SPAC, subject to certain specified restrictions and conditions, providing Ripple, the Company and Pubco and their representatives reasonable access to SPAC’s offices, facilities, employees, contracts, books, records and other information as reasonably requested;

•	the Company and Pubco delivering annual and interim financial statements to SPAC and Ripple on the dates specified in the Business Combination Agreement;

•

SPAC keeping current and timely filing all reports required to be filed or furnished with the SEC and otherwise complying in all material respects with its reporting obligations under applicable securities laws;

•	the Company, Pubco, the Merger Subs and Ripple not trading SPAC securities while in possession of material non-public information;

•

to the extent the Company is a partnership for U.S. federal income tax purposes, the Company having an effective election under Section 754 of the Code in effect for the taxable year that includes the Closing Date;

•

each party giving prompt notice to the other parties of, among other matters, (i) any material breach of the Business Combination Agreement or any representation, warranty or covenant thereof, (ii) any event or development that would reasonably be expected to prevent or materially delay the Closing, and (iii) any material litigation, investigation or proceeding initiated or threatened against such party or its Affiliates with respect to the consummation of the Transactions;

•

each party using its reasonable best efforts and to cooperate fully with the other parties to take all actions and do all things necessary, proper or advisable to consummate the transactions contemplated by the Business Combination Agreement;

•	subject to the terms set forth therein, confidentiality and publicity relating to the Business Combination Agreement and the transactions contemplated thereby;

•	use of funds in the Trust Account;

•	the Company and Ripple using reasonable best efforts to complete the Contribution within four Business Days of the date of the Business Combination Agreement;

•

the Parties reasonably cooperating with Pubco to cause the shares of Pubco Class A Common Stock and Pubco Warrants to be issued in connection with the Mergers to be approved for listing on Nasdaq as of the Closing Date;

•

the parties taking all necessary actions to cause the SPAC Units, SPAC Class A Shares and SPAC Public Warrants to be delisted from Nasdaq as of the Closing Date and to terminate SPAC’s registration with the SEC as soon as possible following the Closing Date;

•

at or prior to the Closing, Pubco amending and restating its organizational documents so that the articles of incorporation of Pubco are substantially in form attached as Exhibit O to the Business Combination Agreement and the bylaws of Pubco are on terms that are satisfactory to the Company and SPAC, each acting reasonably;

•	effective as of Closing, SPAC, Pubco and Ripple amending and restating the Sponsor Registration Rights Agreement substantially in the form of the A&R Registration Rights Agreement;

•

within 10 Business Days after the funding of the Advance Funding, Pubco using its reasonable best efforts to purchase a number of XRP, placing the Purchased XRP into the Pubco Digital Wallets, not selling or transferring the Purchased XRP or the Pubco Digital Wallets and using its reasonable best efforts to maintain exclusive control over the Pubco Digital Wallets;

•	prior to the Closing, the Pubco Board will approve and adopt the Incentive Plan and ESPP, subject to the approval of Pubco stockholders as constituted prior to the Closing;

•	the Company, Pubco, Ripple and certain Ripple Affiliate Investors entering into a Tax Receivable Agreement effective as of the Closing; and

•	Immediately after the Closing, Pubco, the SPAC Surviving Subsidiary and the Company Surviving Subsidiary each contributing substantially all of its assets to the Company in exchange for Company Units.

Conditions to the Parties’ Obligations to the Closing

Conditions to Each Party’s Obligations (subject to written waiver by Ripple and SPAC where permissible)

The obligations of each party to consummate (or cause to be consummated) the Transactions are subject to the satisfaction or waiver of the following mutual conditions:

•	approval by the SPAC shareholders of the Condition Precedent Proposals (the “Required Shareholder Approval”);

•	any required waiting periods (including any extension thereof) applicable to the consummation of the Mergers under the HSR Act shall have terminated or expired;

•	the consummation of the Transactions not being prohibited by applicable law;

•	the effectiveness of the Registration Statement;

•

the shares of Pubco Class A Common Stock and Pubco Warrants having been approved for clearing through DTC (subject to DTC’s customary eligibility criteria) and approved for listing on Nasdaq, the New York Stock Exchange or another national securities exchange; and

•	SPAC having net tangible assets equal to or exceeding $5,000,001 as of the Closing Date.

Conditions to Obligations of the Company, Pubco, the Merger Subs and Ripple (subject to written waiver by Ripple)

The obligations of the Company, Pubco, the Merger Subs and Ripple to consummate (and cause to be consummated) the Transactions are subject to the satisfaction or waiver of the following conditions:

•	the representations and warranties of SPAC being true and correct, subject to the applicable materiality standards contained in the Business Combination Agreement;

•	material compliance by SPAC with its applicable pre-closing covenants;

•	there having been no occurrence of a Material Adverse Effect since the date of the Business Combination Agreement which is continuing with respect to SPAC;

•	the Sponsor having performed in all material respects its obligations required under the Sponsor Support Agreement;

•	SPAC having completed the SPAC Domestication at least one Business Day prior to the Closing Date;

•

the Advance Funding Subscribers and Delayed Funding Subscribers having contributed an amount of XRP at least equivalent to the amounts of XRP committed in the Advance Funding and Delayed Funding, respectively;

•

the Available Transaction Cash as of the Closing Date being equal to or exceeding the amount of cash committed by the Advance Funding Subscribers and Delayed Funding Subscribers pursuant to the Advance Funding Subscription Agreements and the Delayed Funding Subscription Agreements, respectively; and

•	SPAC having delivered its Closing deliverables.

Conditions to Obligations of SPAC (subject to written waiver by SPAC)

The obligations of SPAC to consummate (or cause to be consummated) the Transactions are subject to the satisfaction or waiver of the following conditions:

•

the representations and warranties of the Company, Pubco, the Merger Subs and Ripple being true and correct, subject to the applicable materiality standards contained in the Business Combination Agreement;

•	material compliance by the Company, Pubco, the Merger Subs and Ripple with their respective pre-closing covenants;

•	there having been no occurrence of a Material Adverse Effect since the date of the Business Combination Agreement which is continuing with respect to Pubco or the Company;

•	completion of the Contribution; and

•	each of Pubco (and, as applicable, the Merger Subs), the Company and Ripple having delivered their respective Closing deliverables.

None of SPAC, Pubco, the Company, SPAC Merger Sub, Company Merger Sub or Ripple currently expects to waive any immaterial or material condition to the consummation of the Business Combination. If SPAC determines to waive any material condition to the consummation of the Business Combination and such waiver renders the disclosure in this proxy statement/prospectus materially misleading, or requires under applicable law the approval of Public shareholders, proxies will be resolicited from the Public shareholders

Termination and Effects of Termination

The Business Combination Agreement contains certain termination rights for different parties. If the Business Combination Agreement is validly terminated pursuant to the following grounds, the Business Combination Agreement will become void, and there will be no liability on the part of any of the parties thereto or their respective representatives except in the case of willful breach of any representation, warranty, covenant or obligation under the Business Combination Agreement or fraud of a party thereto. However, confidentiality, waiver of claims against the Trust Account and certain other technical provisions will continue in effect notwithstanding termination if the Business Combination Agreement. No party is required to pay a termination fee or reimburse any other party for its expenses as a result of a termination of the Business Combination Agreement.

Mutual Termination Rights

The Business Combination Agreement may be terminated and the Transactions may be abandoned at any time prior to the Closing as follows:

•	by mutual written consent of SPAC and Pubco;

•

subject to certain limitations, by SPAC or Pubco if any of the conditions to the Closing under the Business Combination Agreement have not been satisfied or waived by the first anniversary of the Business Combination Agreement;

•

subject to certain limitations, by SPAC or Pubco, if a governmental authority has issued a final and non-appealable order or taken any other action permanently restraining, enjoining or otherwise prohibiting the Transactions;

•	by SPAC or Pubco, if the Extraordinary General Meeting is held and has concluded, SPAC shareholders have duly voted, and the Required Shareholder Approval was not obtained.

Pubco’s Termination Rights

The Business Combination Agreement may be terminated and the Transactions may be abandoned by Pubco:

•

if, subject to certain limitations, SPAC has materially breached any of its representations, warranties, covenants or agreements contained in the Business Combination Agreement or if any representation or warranty of SPAC has become materially untrue or materially inaccurate and such breach or inaccuracy is incapable of being cured or is not cured within the time frame described under the Business Combination Agreement; or

•	if there has been a Modification in Recommendation.

SPAC’s Termination Rights

The Business Combination Agreement may be terminated and the Transactions may be abandoned by SPAC if, subject to certain limitations, the Company, Pubco, the Merger Subs or Ripple has materially breached any of its representations, warranties, covenants or agreements contained in the Business Combination Agreement or if any representation or warranty of the Company, Pubco, the Merger Subs or Ripple has become materially untrue or materially inaccurate and such breach or inaccuracy is incapable of being cured or is not cured within the time frame described under the Business Combination Agreement.

Trust Account Waiver

Each of the Company, Pubco, the Merger Subs and Ripple agreed that it and its affiliates will not have any right, title, interest or claim of any kind in or to any monies in SPAC’s Trust Account held for its public shareholders, and agreed not to, and waived any right to, make any claim against the Trust Account (including any distributions therefrom).

Amendments

The Business Combination Agreement may be amended or modified only by execution of a written instrument signed by each of SPAC, Pubco, the Merger Subs, the Company and Ripple.

Specific Performance

The parties agreed that they will be entitled to seek an injunction or restraining order to prevent breaches of the Business Combination Agreement and to seek to enforce specifically the terms and provisions thereof, in each case, without posting a bond or other security and without proof of damages, which rights are in addition to any other remedy to which they are entitled at law or in equity.

Other Transaction Agreements

The Sponsor Support Agreement

Concurrently with the execution of the Business Combination Agreement, SPAC entered into the Sponsor Support Agreement, pursuant to which, among other things, the Sponsor agreed to (a) vote its SPAC Common Shares in favor of the Business Combination Agreement and the Transactions and each of the proposals to be approved by SPAC shareholders at the Extraordinary General Meeting, (b) vote its SPAC Common Shares against (i) any Acquisition Proposal or Alternative Transaction, (ii) any merger, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by SPAC (other than the Transactions), (iii) any change in the business of SPAC, and (iv) any proposal, action or agreement involving SPAC that would or would reasonably be expected to impede, frustrate, prevent or nullify the Business Combination Agreement or any Ancillary Agreement, (c) during the Interim Period, comply with the restrictions imposed by the Insider Letter, including the restrictions on redeeming SPAC Common Shares in connection with the Transactions and complying with the transfer restrictions with respect to its SPAC Common Shares and SPAC Private Warrants, (d) subject to and conditioned upon the Closing, waive any anti-dilution rights in connection with the Transactions that would otherwise result in the SPAC Class B Shares converting into SPAC Class A Shares on a greater than one-for-one basis, (e) subject to and conditioned upon the Closing, effective as of the Closing, waive and forever discharge all Claims (as defined below) against the SPAC, Pubco, the Company and each of their respective and each of its and their past and present directors, officers, employees, agents, predecessors, successors, assigns, Affiliates and Subsidiaries, provided that nothing releases, waives or discharges any claim for fraud or the specific categories of claims expressly preserved in the Sponsor Support Agreement (including claims under the Sponsor Support Agreement or any other Ancillary Agreement, rights to receive Pubco securities thereunder, and indemnification rights) and (f) immediately prior to the Company Merger Effective Time, forfeit for no consideration 120,000 SPAC Class A Shares, 2,364,000 SPAC Class B Shares and 60,000 SPAC Private Warrants.

For the purposes of the preceding paragraph, “Claims” mean all past or present claims, demands, damages, debts, judgments, causes of action and liabilities of any nature whatsoever, whether or not known, suspected or claimed, arising directly or indirectly from any act, omission, event or transaction occurring (or any circumstances existing) at or prior to the Closing.

For more information about the Sponsor Support Agreement, please see the section entitled “The Transactions—Other Transaction Agreements—Sponsor Support Agreement.” A copy of the Sponsor Support Agreement is attached to this proxy statement/prospectus as Annex I.

Joinder Agreement

On August 28, 2025, the Sponsor entered that certain joinder to insider letter agreement and registration rights agreement (the “Joinder”). Pursuant to the Joinder, the Sponsor agreed, with effect from the date of the Joinder, to join as a party a letter agreement, dated May 20, 2025, among SPAC, the Original Sponsor and each of the directors and officers of the Company (the “Insider Letter”), and to that certain Registration Rights Agreement, dated May 20, 2025, among SPAC, the Original Sponsor, CCM, Northland and the other Holders (as defined therein) signatory thereto (the “Registration Rights Agreement”). Pursuant to the Insider Letter, the Sponsor and each of the directors and officers of SPAC have agreed, in each case as set forth therein, to vote in favor of SPAC’s initial business combination; to facilitate the liquidation and winding up of SPAC if an initial business combination is not consummated within 18 months from the closing of the IPO or such later period approved by SPAC’s shareholders; to certain transfer restrictions with respect to SPAC’s securities; and, as to Sponsor, to certain indemnification obligations. The Registration Rights Agreement provides for customary demand and piggy-back registration rights for the Holders, as well as certain transfer restrictions applicable to the Holders with respect to the securities of SPAC that they hold.

Waiver to Insider Letter

On August 28, 2025, SPAC and certain other parties entered into a waiver agreement with respect to the Insider Letter pursuant to which the parties thereto irrevocably waived certain provisions of the Insider Letter to the extent, but only to the extent, necessary or desirable to facilitate the purchase of the New Sponsor Purchase by the Sponsor from the Original Sponsor.

Contribution Agreement

Concurrently with the execution of the Business Combination Agreement, Ripple, Pubco and the Company entered into the Contribution Agreement, pursuant to which Ripple contributed to the Company the “Contributed XRP” in the “Initial Contribution”, in exchange for the Company issuing to Ripple the Ripple Subscribed Units equal to the Ripple Initial Subscribed Units. At Closing, the Company may also issue to Ripple the Contributor Adjustment Units, if any.

Prior to and effective upon closing, Pubco, Ripple and the Contributor Related Party Entity will enter into the Company A&R LLCA.

The Contribution Agreement may be terminated prior to the Closing as follows: (a) by the mutual written consent of the parties thereto and SPAC; or (b) automatically with no further action required by the parties thereto if the Business Combination Agreement is terminated in accordance with its terms. A copy of the Contribution Agreement is attached to this proxy statement/prospectus as Annex J.

Advance Funding Subscription Agreements

Concurrently with the execution of the Business Combination Agreement, Pubco, the Company and SPAC entered into the Advance Funding Subscription Agreements with the Advance Funding Subscribers, pursuant to which the Advance Funding Subscribers agreed to purchase, and Pubco agreed to issue and sell, on the Closing Date, the Advance Funding Shares for $214.05 million in cash and a contribution of 600,000 XRP tokens, in a private placement, upon the terms and subject to the conditions set forth therein. Advance Funding Subscribers will receive a number of Advance Funding Shares at the closing of the Advance Funding equal to the sum of (a) the Advance Funding Initial Subscribed Shares and (b) the Advance Funding Adjustment Shares, if any.

Prior to the execution of the Advance Funding Subscription Agreements, Pubco established the necessary custodial arrangements for both cash and XRP contributions, including entering into cash and digital asset custody agreements with third-party custodians and liquidity providers. Each Advance Funding Subscriber was required to fund its subscription amount either (i) in cash, by wire transfer of U.S. dollars to a segregated cash custody account maintained for the benefit of Pubco, or (ii) in XRP, by transfer to a designated digital wallet maintained with an independent XRP custodian. Following receipt of any cash Advance Funding Subscription proceeds, Pubco, on behalf of the Advance Funding Subscribers, instructed its cash custodian to transfer such proceeds (net of customary transaction and network fees) to its XRP custodian for use in purchasing XRP at then-prevailing market prices from one or more liquidity providers. In aggregate, the Company purchased 84,365,876.3625 XRP tokens at an average price of $2.53657058 per XRP with the cash proceeds from the Advance Funding Subscription Agreements. Such purchased XRP, together with any XRP originally contributed by the Private Placement Investors, are being held in escrow in an unencumbered digital custody wallet maintained in the name of Pubco but for the benefit of all such Private Placement Investors, pending completion of the Business Combination.

Pursuant to the Advance Funding Subscription Agreements, Pubco has agreed to use commercially reasonable efforts to file a registration statement registering the resale of the Advance Funding Shares (at Pubco’s sole cost and expense) within 30 calendar days following the Closing Date and to use commercially reasonable efforts to have such registration statement declared effective as soon as practicable, and in any event no later than 75 calendar days after the Closing Date, subject to an extension in the event of SEC review.

Each Advance Funding Subscription Agreement will terminate and be void and of no further force or effect upon the earliest to occur of (i) the termination of the Business Combination Agreement in accordance with its terms, (ii) the date that is twelve months from the date of each such Advance Funding Subscription Agreement or (iii) the mutual written agreement of the parties thereto.

The description of the Advance Funding Subscription Agreements is qualified in its entirety by reference to the full and complete terms of the form of Advance Funding Subscription Agreements which is attached to this proxy statement/prospectus as Annex L and Annex M.

Delayed Funding Subscription Agreements

Concurrently with the execution of the Business Combination Agreement, Pubco, the Company and SPAC entered into Delayed Funding Subscription Agreements with the Delayed Funding Subscribers, pursuant to which the Delayed Funding Subscribers agreed to purchase, and Pubco agreed to issue and sell, on the Closing Date, the Delayed Funding Shares for $10.5 million in cash and a contribution of 200,000 XRP, in a private placement, upon the terms and subject to the conditions set forth therein. Delayed Funding Subscribers will receive a number of Delayed Funding Shares at the closing of the Delayed Funding equal to the quotient of (i) the Delayed Funding Subscription Price and (ii) $10.00.

Pursuant to the Delayed Funding Subscription Agreements, Pubco has agreed to use commercially reasonable efforts to file a registration statement registering the resale of the Delayed Funding Shares (at Pubco’s sole cost and expense) within 30 calendar days following the Closing Date and to use commercially reasonable efforts to have such registration statement declared effective as soon as practicable, and in any event no later than 75 calendar days after the Closing Date, subject to an extension in the event of SEC review.

Each Delayed Funding Subscription Agreement will terminate and be void and of no further force or effect upon the earliest to occur of (i) the termination of the Business Combination Agreement in accordance with its terms, (ii) the date that is twelve months from the date of each such Delayed Funding Subscription Agreement or (iii) the mutual written agreement of the parties thereto.

The net cash proceeds from the Delayed Funding, along with funds from the Trust Account, will be used to pay or reimburse expenses in accordance with the Business Combination Agreement. The remaining proceeds will be disbursed to the Company or Pubco and used for working capital, general corporate purposes and the purchase of XRP. As of the Record Date, there was approximately $    million in the Trust Account. For a discussion of the amount of cash expected to be in the Trust Account following the payment of estimated fees and expenses incurred in connection with the Transactions and in the event of no Redemptions by Public Shareholders, 25% Redemptions by Public Shareholders, 50% Redemptions by Public Shareholders, 75% Redemptions by Public Shareholders and 100% Redemptions, by Public Shareholders see the section of this proxy statement/prospectus entitled “Summary of the Proxy Statement/Prospectus—Sources and Use of Funds by Pubco for the Transactions”.

The description of the Delayed Funding Subscription Agreements is qualified in its entirety by reference to the full and complete terms of the form of Delayed Funding Subscription Agreements which is attached to this proxy statement/prospectus as Annex N and Annex O.

Series C Subscription Agreement

Concurrently with the execution of the Business Combination Agreement, Pubco, the Company and SPAC entered into the Series C Subscription Agreement with the Sponsor, pursuant to which the Sponsor agreed to purchase, and Pubco agreed to issue and sell, on the Closing Date, Series C Subscribed Shares for 211,319,096.061435 XRP tokens, in a PIPE, upon the terms and subject to the conditions set forth therein. The Sponsor will receive (i) a number of Pubco Class A Common Stock that would result in Series C DQ Persons owning, immediately after the Transaction Closing and the other related transactions, a number of shares of Pubco Class A Common Stock that would cause Series C DQ Persons to be the beneficial owner (as defined in Rule 13d-3 or 13d-5 of the Exchange Act or any successor statute or regulation) of capital stock of Pubco such that the Series C Attributed Ownership Percentage (as defined below) equals 19.9% and (ii) the number of shares of Pubco Class C Common Stock that is equal to the number of Series C Subscribed Shares minus the number of shares of Pubco Class A Common Stock issued to Sponsor pursuant to clause (i). The total Series C Subscribed Shares shall be equal to the sum of (a) the Series C Initial Subscribed Shares and (b) the Series C Adjustment Shares, if any.

The Sponsor was required to transfer its subscription amount in XRP to a digital wallet designated by Pubco and maintained with an independent XRP custodian. Prior to executing the Series C Subscription Agreement, Pubco put in place the necessary custodial arrangements for the Sponsor’s XRP contribution, including entering into a digital asset custody agreement with a third-party custodian.

Pursuant to the Series C Subscription Agreement, Pubco has agreed to use commercially reasonable efforts to file a registration statement registering the resale of the Series C Subscribed Shares (at Pubco’s sole cost and expense) within 30 calendar days following the Closing Date and to use commercially reasonable efforts to have such registration statement declared effective as soon as practicable, and in any event no later than 75 calendar days after the Closing Date, subject to an extension in the event of SEC review.

Each Series C Subscription Agreement will terminate and be void and of no further force or effect upon the earliest to occur of (i) the termination of the Business Combination Agreement in accordance with its terms, (ii) the date that is twelve months from the date of the Series C Subscription Agreement or (iii) the mutual written agreement of the parties thereto.

The description of the Series C Subscription Agreement is qualified in its entirety by reference to the full and complete terms of the form of the Series C Subscription Agreement which is attached to this proxy statement/prospectus as Annex K.

Contributor Related Party Entity Subscription Agreement

Concurrently with the execution of the Business Combination Agreement, Pubco, the Company and SPAC entered into the Contributor Related Party Entity Subscription Agreement with the Contributor Related Party Entity, pursuant to which the Contributor Related Party Entity purchased and Pubco agreed to issue and sell, on the Closing Date, the Contributor Related Party Entity Subscribed Equity Interests for an aggregate contribution of 50 million XRP tokens in a private placement, upon the terms and subject to the conditions set forth therein. The Contributor Related Party Entity will not receive a number of Pubco Class A Common Stock that would result in the Contributor Group Holders collectively owning, immediately after the Transaction Closing and the other related transactions, a number of shares that would cause the Contributor Group Ownership Percentage (as defined below) to exceed 9.9% and, to the extent the number of shares issued to the Contributor Group Holders is reduced as a result of the foregoing, the Contributor Related Party Entity will receive a number of Company Units that is equal to the number of Contributor Related Party Entity Subscribed Equity Interests minus the number of Contributor Related Party Entity Subscribed Shares. The Contributor Related Party Entity Subscribed Equity Interests shall be equal to the sum of (a) the Contributor Related Party Entity Initial Subscribed Equity Interests and (b) the Contributor Related Party Entity Adjustment Equity Interests, if any. Prior to and effective upon closing, Pubco, Ripple and the Contributor Related Party Entity will enter into the Company A&R LLCA.

The Contributor Related Party Entity was required to transfer its subscription amount in XRP to a digital wallet designated by Pubco and maintained with an independent XRP custodian. Prior to executing the Contributor Related Party Entity Subscription Agreement, Pubco and the Company put in place the necessary custodial arrangements for the Contributor Related Party Entity’s XRP contribution, including entering into a digital asset custody agreement with a third-party custodian.

Pursuant to the Contributor Related Party Entity Subscription Agreement, Pubco has agreed to use commercially reasonable efforts to file a registration statement registering the resale of the Contributor Related Party Entity Subscribed Equity Interests (at Pubco’s sole cost and expense) within 30 calendar days following the Closing Date and to use commercially reasonable efforts to have such registration statement declared effective as soon as practicable, and in any event no later than 75 calendar days after the Closing Date, subject to an extension in the event of SEC review.

Each Contributor Related Party Entity Subscription Agreement will terminate and be void and of no further force or effect upon the earliest to occur of (i) the termination of the Business Combination Agreement in accordance with its terms, (ii) the date that is twelve months from the date of each such Contributor Related Party Entity Subscription Agreement or (iii) the mutual written agreement of the parties thereto.

The description of the Contributor Related Party Entity Subscription Agreement is qualified in its entirety by reference to the full and complete terms of the form of Contributor Related Party Entity Subscription Agreement which is attached to this proxy statement/prospectus as Annex P.

Lock-Up Agreements

Concurrently with the Closing, Ripple, the Contributor Related Party Entity, the Sponsor, the SPAC Insiders and certain other parties will enter into the Lock-Up Agreements with Pubco, pursuant to which such parties will agree that the Restricted Securities, will be locked-up and subject to transfer restrictions, as described below, subject to certain exceptions. The Restricted Securities will be locked up until the earlier of (a) the Anniversary Release; and (b) the date on which Pubco consummates a liquidation, merger, capital stock exchange, reorganization or other similar transaction after the Closing which results in all of Pubco’s stockholders having the right to exchange their shares of Pubco common stock for cash, securities or other property.

The foregoing lock-up restrictions do not apply to the following permitted transfers so long as the transferee of such permitted transfer executes and delivers to Pubco an agreement stating that the transferee is receiving and holding the Restricted Securities subject to the provisions of the Lock-Up Agreements and that the Restricted Securities will not be further transferred (except in accordance with the Lock-Up Agreements):

(i)

in the case of an entity, transfers (A) to another entity that is an Affiliate of the holder, (B) as part of a distribution to members, partners or stockholders of the holder, (C) to officers or directors of the holder, any Affiliate or family member of any holder’s officers or directors, or to any members, officers, directors or employees of the holder or any of its Affiliates and (D) by virtue of the laws of the state of the entity’s organization and the entity’s organizational documents upon dissolution or liquidation of the entity;

(ii)

in the case of an individual, transfers (A) by gift to members of the individual’s immediate family or to a trust, the beneficiary of which is a member of one of the individual’s immediate family or an Affiliate of such person, (B) by virtue of laws of descent and distribution upon death of the individual or for bona fide estate planning purposes and (C) pursuant to a qualified domestic relations order;

(iii)	to a charitable organization;

(iv)	in connection with certain tax or estate planning transactions;

(v)

transfers to satisfy any U.S. federal, state, or local income tax obligations of the holder (or its direct or indirect owners) to the extent necessary to cover any tax liability as a direct result of the Transactions;

(vi)

transfers in the form of a pledge of Restricted Securities in a bona fide transaction as collateral to secure obligations pursuant to lending or other financing arrangements between the holder (or its Affiliates), on the one hand, and a third party, on the other hand, for the benefit of such holder and/or its Affiliates, provided, however, that during the period the Restricted Securities are locked-up, such third party shall not be permitted to foreclose upon such Restricted Securities or otherwise be entitled to enforce its rights or remedies with respect to the Restricted Securities, including, without limitation, the right to vote, transfer or take title to or ownership of such Restricted Securities; or

(vii)	transfers to Pubco

The description of the Lock-Up Agreements is qualified in its entirety by reference to the full and complete terms of the form of Lock-Up Agreements which is attached to this proxy statement/prospectus as Annex G.

Tax Receivable Agreement

Future taxable redemptions or exchanges by the TRA Parties of Company Units for shares of Pubco Class A Common Stock or cash, as well as other transactions described herein, are expected to result in tax basis adjustments to the assets of the Company and thus produce favorable tax attributes allocable to us. These tax attributes would not be available to us in the absence of those transactions. The anticipated tax basis adjustments are expected to reduce the amount of tax that we would otherwise be required to pay in the future.

Concurrently with the Closing of the Business Combination Agreement, we will enter into the Tax Receivable Agreement with the TRA Parties and the Company, which will provide for the payment by us to the TRA Parties of 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax or franchise tax that we actually realize as a result of (i) any increase in tax basis in the Company’s consolidated assets resulting from (a) the acquisition of Company Units from the TRA Parties using the net proceeds from any future offering, (b) redemptions or exchanges by the TRA Parties of Company Units for shares of Pubco Class A Common Stock or cash in the future or (c) payments under the Tax Receivable Agreement, and (ii) tax benefits related to imputed interest resulting from payments made under the Tax Receivable Agreement. The remaining 15% of any such cash savings will remain for Pubco’s own benefit.

We expect that, as a result of the increases in the tax basis of the assets of the Company attributable to the redeemed or exchanged Company Units, the payments that we may make to the existing Pre-IPO LLC Members could be substantial. The actual payments we will be required to make under the Tax Receivable Agreement, will depend on a number of factors, including the market value of Pubco Class A Common Stock at the time of redemption or exchange, the prevailing federal tax rates applicable to us over the life of the Tax Receivable Agreement (as well as the assumed combined state and local tax rate), the amount and timing of the taxable income that we generate in the future and the extent to which future redemptions, exchanges or purchases of Company Units are taxable transactions.

Payments under the Tax Receivable Agreement are not conditioned on the TRA Parties’ continued ownership of us. There may be a material negative effect on our liquidity if, as described below, the payments under the Tax Receivable Agreement exceed the actual benefits we receive in respect of the tax attributes subject to the Tax Receivable Agreement and/or distributions to us by the Company are not sufficient to permit us to make payments under the Tax Receivable Agreement.

In addition, the TRA Parties will not reimburse us for any payments previously made if such tax basis increases or other tax benefits are subsequently disallowed by the IRS, except that any excess payments made to the TRA Parties will be netted against future payments otherwise to be made under the Tax Receivable Agreement, if any, after our determination of such excess. As a result, in such circumstances we could make payments to the TRA Parties under the Tax Receivable Agreement that are greater than our actual cash tax savings and may not be able to recoup those payments, which could negatively impact our liquidity.

In addition, the Tax Receivable Agreement provides that (1) in the event that we breach any of our material obligations under the Tax Receivable Agreement, (2) upon certain changes of control or (3) if, with the written approval of a majority of our independent directors, we elect an early termination of the Tax Receivable Agreement, our obligations under the Tax Receivable Agreement (with respect to all Company Units, whether or not Company Units have been exchanged or acquired before or after such transaction) would accelerate and become payable in a lump sum amount equal to the present value of the anticipated future tax benefits calculated based on certain assumptions, including that we would have sufficient taxable income to fully utilize the deductions arising from the tax deductions, tax basis and other tax attributes subject to the Tax Receivable Agreement. These provisions in the Tax Receivable Agreement may result in situations where the TRA Parties have interests that differ from or are in addition to those of our other stockholders. In addition, we could be required to make payments under the Tax Receivable Agreement that are substantial and materially in excess of our, or a potential acquirer’s, actual cash savings in income tax.

Finally, because we are a holding company with no operations of our own, our ability to make payments under the Tax Receivable Agreement is dependent on the ability of the Company to make distributions to us. To the extent that we are unable to make payments under the Tax Receivable Agreement for any reason, such payments will be deferred and will accrue interest until paid at a rate of SOFR plus 500 basis points and nonpayment may constitute a breach of a material obligation under the Tax Receivable Agreement and therefore accelerate payments due under the Tax Receivable Agreement, which could negatively impact our results of operations.

Our obligations under the Tax Receivable Agreement will also apply with respect to any person that becomes a party to the Tax Receivable Agreement in the future.

Amended and Restated Registration Rights Agreement

Concurrently with the Closing, SPAC, Pubco, the Sponsor and certain securityholders listed therein will enter into the Amended and Restated Registration Rights Agreement (“A&R Registration Rights Agreement”) that will amend and restate the registration rights agreement entered into by SPAC, the Original Sponsor and certain other securityholders thereto at the time of the SPAC IPO. For more information about the A&R Registration Rights Agreement, please see the section entitled “The Transactions—Other Transaction Agreements—Amended and Restated Registration Rights Agreement.” A copy of the form of A&R Registration Rights Agreement is attached to this proxy statement/prospectus as Annex E.

Pubco estimates that up to an aggregate of approximately 85,216,016 shares of Pubco Class A Common Stock, consisting of (i) 13,026,926 shares of Pubco Class A Common Stock outstanding, 42,769,074 shares of Pubco Class A Common Stock issuable upon conversion of Pubco Class C Common Stock, and 140,000 shares of Pubco Class A Common Stock issuable upon exercise of warrants, in each case held by Sponsor, (ii) 155,000 shares of Pubco Class A Common Stock issuable upon exercise of warrants held by certain SPAC shareholders, (iii) 4,647,857 shares of Pubco Class A Common Stock outstanding held by Contributor, (iv) 1,832,875 shares of Pubco Class A Common Stock outstanding held by the Contributor Related Party Entity, (v) 21,546,963 shares of Pubco Class A Common Stock outstanding held by the Advance Funding Subscribers, and (vi) 1,097,321 shares of Pubco Class A Common Stock outstanding held by the Delayed Funding Subscribers, will be subject to registration rights following the Transactions and the consummation of the Private Placement Investments, assuming, among other things, that neither SPAC, nor Pubco nor the Company enter into any additional financing arrangements after the date hereof and prior to Closing, that no Public Shareholders exercise redemption rights with respect to their Public Shares upon completion of the Transactions, that all Private Placement Investors fund their commitments as and when required under their Private Placement Subscription Agreements, that Ripple contributes the Contributed XRP as and when required under the Contribution Agreement, that the Closing SPAC Share Price is $10.00, that the Closing XRP Price is $2.36609 (which would be the Closing XRP Price if the Business Combination closed on October 19, 2025), that no shares of Pubco Class A Common Stock are issued pursuant to the Incentive Plan, and neither Ripple nor any Private Placement Investor purchases SPAC Class A Shares in the open market.

Evernorth Holdings Inc. 2025 Omnibus Incentive Plan

Prior to the consummation of the Mergers, Pubco will approve and adopt the Incentive Plan, subject to approval by Pubco’s stockholders prior to the Closing. The Incentive Plan will be administered by the Pubco Board or the compensation committee of the Pubco Board. Employees, non-employee directors and individual consultants will be eligible to be selected by the administrator to receive awards under the Incentive Plan. Awards may comprise stock options, restricted stock units, restricted stock, and other cash- and stock-based awards.

The number of shares of Pubco Class A Common Stock initially reserved for issuance under the Incentive Plan will be equal to 10% of the total number of shares of Pubco Class A Common Stock outstanding as of the Closing (as determined on a fully-diluted basis) and the Incentive Plan will include an automatic annual increase to such share reserve, beginning with the first fiscal year of Pubco following the year in which the Closing occurs and ending with the fiscal year of Pubco that is nine (9) years thereafter, equal to the lesser of (x) 5% of the total number of shares of all classes of Pubco common stock outstanding on the last day of the immediately preceding fiscal year of Pubco or (y) a lesser number of shares of Pubco Class A Common Stock determined by the Pubco Board or a duly authorized committee of the Pubco Board in its discretion.

In the event of certain corporate transactions, the administrator will, as it deems equitable and proportionate, adjust any or all of the following so as to ensure no undue enrichment or harm:

•	the number and type of shares of common stock (or other securities) which thereafter may be the subject of awards;

•	the number and type of shares of common stock (or other securities) subject to outstanding awards (including the identity of the issuer);

•	the grant, purchase or hurdle price with respect to any award or, if deemed appropriate, make provision for a cash payment to the holder of an outstanding award; and

•	the terms and conditions of any outstanding award, including the performance criteria applicable to any performance awards.

The Incentive Plan will be effective at Closing, subject to approval by the Pubco stockholders as constituted prior to the Closing, and will automatically terminate after the earliest to occur of (i) the 10-year anniversary of the effective date, (ii) the maximum number of shares of Pubco Class A Common Stock available for issuance under the Incentive Plan have been issued, and (iii) the Pubco Board terminates the plan. The Pubco Board may amend, alter, suspend, discontinue or terminate the Incentive Plan or any portion thereof at any time; provided, however, that no such amendment, alteration, suspension, discontinuation or termination shall be made without (i) stockholder approval if such approval is required by applicable law or the rules of the stock market or exchange, if any, on which the Pubco Class A Common Shares are principally quoted or traded or (ii) subject to the terms of the Incentive Plan, the consent of the affected participant, if such action would materially adversely affect the rights of such participant under any outstanding award, except (x) to the extent any such amendment, alteration, suspension, discontinuance or termination is made to cause the Incentive Plan to comply with applicable law, stock market or exchange rules and regulations or accounting or tax rules and regulations or (y) to impose any “clawback” or recoupment provisions on any awards.

Pubco intends to file a registration statement on Form S-8 to register the number of shares of PubCo Class A Common Stock reserved for issuance under the Incentive Plan on or as soon as reasonably practicable following the Closing Date.

The above summary of the Incentive Plan is qualified in its entirety by the full text of the Incentive Plan, a copy of which is attached to this proxy statement/prospectus as Annex R.

Evernorth Holdings Inc. 2025 Employee Stock Purchase Plan

Prior to the consummation of the Mergers, Pubco will approve and adopt the ESPP, subject to approval by Pubco’s stockholders prior to the Closing. The ESPP will include both a component intended to qualify under Section 423 of the Code and a non-Section 423 component, which is not intended to qualify under Section 423 of the Code. Employees of Pubco and its eligible subsidiaries who are customarily employed for at least 20 hours per week and more than five months in any calendar year will be eligible to purchase shares of Pubco Class A Common Stock at a discount through payroll deductions during the designated offering periods. The ESPP will be administered by the Pubco Board or the compensation committee of the Pubco Board.

The number of Pubco Class A Common Stock initially reserved for issuance under the ESPP will be equal to 2% of the total number of shares of Pubco Class A Common Stock outstanding as of the Closing (as determined on a fully-diluted basis) and the ESPP will include an automatic annual increase to such share reserve, beginning with the first fiscal year of Pubco following the year in which the Closing occurs and ending with the fiscal year of Pubco that is nine (9) years thereafter, equal to the lesser of (x) 1% of the total number of shares of all classes of Pubco common stock outstanding on the last day of the immediately preceding fiscal year of Pubco or (y) a lesser number of shares of Pubco Class A Common Stock determined by the Pubco Board or a duly authorized committee of the Pubco Board in its discretion.

In the event of certain corporate transactions, the administrator shall, in such manner as it deems appropriate, equitably and proportionally adjust (i) the number and class of shares that may be delivered under the ESPP, the purchase price per share and the number of shares covered by each outstanding option under the ESPP, and the number of shares available for issuance under the ESPP and the maximum number of shares that any participant may purchase during an offering period.

The ESPP will be effective at Closing, subject to approval by Pubco stockholders as constituted prior to the Closing. The ESPP will automatically terminate on the earlier of the 10th anniversary of the effective date or the date that the administrator terminates the ESPP. The administrator may, in its sole discretion, amend, suspend or terminate the ESPP at any time and for any reason. If the ESPP is terminated, the administrator may elect to terminate all outstanding offering periods either immediately or once shares have been purchased on the next purchase date (which may, in the discretion of the administrator, be accelerated) or permit offering periods to expire in accordance with their terms. If any offering period is terminated before its scheduled expiration, all amounts that have not been used to purchase shares will be returned to participants (without interest, except as otherwise required by law) as soon as administratively practicable.

Pubco intends to file a registration statement on Form S-8 to register the number of shares of PubCo Class A Common Stock reserved for issuance under the ESPP on or as soon as reasonably practicable following the Closing Date.

The above summary of the ESPP is qualified in its entirety by the full text of the ESPP, a copy of which is attached to this proxy statement/prospectus as Annex S.

THE MERGER PROPOSAL

Overview

SPAC is asking that its shareholders vote to approve, by special resolution, a proposal to authorize and approve the SPAC Merger pursuant to the Business Combination Agreement. If approved by the SPAC shareholders, the SPAC Merger will be effected following the completion of the SPAC Domestication.

Reasons for the SPAC Merger

The approval of the SPAC Merger by shareholders is not required under the SPAC Charter or Cayman Islands law, as the SPAC Merger will occur after SPAC ceases to be a Cayman Islands company. However, because the SPAC Merger will be effected after the effectiveness of the SPAC Domestication, the SPAC Merger must be approved pursuant to the applicable provisions of the DGCL. Pursuant to Section 388 of the DGCL, the SPAC Merger will be deemed authorized, adopted, and approved by SPAC Delaware and the board of directors and stockholders thereof, and shall not require any further action by such board of directors or stockholders if the SPAC Merger is approved pursuant to the Plan of Domestication in accordance with Cayman Islands law and the SPAC Charter. Consequently, the SPAC Board is asking SPAC shareholders to approve the SPAC Merger by special resolution. Furthermore, the approval of the Merger Proposal is a condition to the adoption of the Business Combination Proposal and vice versa. Shareholders are being asked to adopt the Merger Proposal to facilitate the consummation of the Business Combination and to satisfy the requirements of Section 388 of the DGCL. Shareholders should note that the SPAC Merger will occur under the DGCL and not the Cayman Companies Act.

As further described in the Business Combination Proposal, as a result of the SPAC Merger, SPAC Delaware will no longer be a blank check company with public reporting obligations with the SEC. Shareholders of SPAC will become stockholders of Pubco in connection with the Transactions, upon the terms and subject to the conditions of the Business Combination Agreement.

Resolution to Be Voted Upon

The full text of the resolution to be passed is as follows:

“RESOLVED, as a special resolution,

a)

that, conditional upon and following its registration as a corporation under the laws of the State of Delaware and its change of name to “Arrington Capital SPAC I Inc.” in each case in accordance with the Plan of Domestication attached to the proxy statement/prospectus as Annex B, Armada Acquisition Corp. II (“SPAC”) be authorized to merge with Evernorth Corporate Merger Sub Inc. (“SPAC Merger Sub”), so that SPAC be the surviving company and all the undertaking, property and liabilities of the SPAC Merger Sub vest in SPAC as the surviving company by virtue of such merger, pursuant to Sections 251 and 388 of the Delaware General Corporation Law, as applicable.”

Required Vote and Recommendation of the SPAC Board

The approval of the Merger Proposal requires a special resolution, being the affirmative vote of at least two-thirds of the votes cast by the holders of the issued SPAC Common Shares, voting together as a single class, who are present in person (including virtually) or represented by proxy and entitled to vote on the Merger Proposal at the Extraordinary General Meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the Extraordinary General Meeting and otherwise will have no effect on a particular proposal.

Each of the Merger Proposal and the Domestication Proposal is conditioned on the approval of the Business Combination Proposal and vice versa. Therefore, if the Business Combination Proposal is not approved, the Merger Proposal and the Domestication Proposal will have no effect, even if approved by the requisite holders of SPAC Common Shares.

As of the date of this proxy statement/prospectus, the Sponsor has agreed to vote the SPAC Common Shares owned by them in favor of the Merger Proposal. As of the Record Date, the Sponsor owns 26.2% of the issued and outstanding SPAC Common Shares. SPAC’s officers and directors do not hold any Public Shares, but may purchase Public Shares at any time, subject to compliance with law and SPAC’s trading policies. As a result, in addition to approval by the Sponsor, CCM and Northland, approval of the Merger Proposal will require the affirmative vote of at least 12,470,000 SPAC Common Shares held by Public Shareholders (or approximately 54.2% of the Public Shares) if all SPAC Common Shares are represented at the Extraordinary General Meeting and cast votes, and the Sponsor would be able to approve the Merger Proposal alone if only such shares as are required to establish a quorum are represented at the Extraordinary General Meeting and cast votes.

The SPAC Board believes that the Merger Proposal to be presented at the Extraordinary General Meeting is in the best interests of SPAC and its shareholders.

THE SPAC BOARD UNANIMOUSLY RECOMMENDS THAT SPAC SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE MERGER PROPOSAL.

The existence of financial and personal interests of one or more of SPAC’s directors may result in a conflict of interest on the part of such directors(s) between what such director may believe is in the best interests of SPAC and its shareholders and what such director may believe is best for themselves in determining to recommend that shareholders vote for the proposals. The Sponsor and SPAC’s officers also have interests in the Transactions that may be different from, or in addition to, your interests as a Public Shareholder. See the section of this proxy statement/prospectus entitled “The Business Combination Proposal—Interests of the Sponsor and SPAC’s Directors and Officers in the Transactions” for a further discussion of these considerations.

Appraisal Rights and Dissenters’ Rights

Under section 238 of the Cayman Companies Act, shareholders of a Cayman Islands company ordinarily have dissenters’ rights with respect to a statutory merger that occurs under that legislation. The Cayman Companies Act prescribes when shareholder dissenters’ rights will be available and sets the limitations on such rights. Where such rights are available, shareholders are entitled to receive fair value for their shares. However, as the SPAC Merger will occur after the SPAC Domestication has been completed and pursuant to the DGCL, those provisions of the Cayman Companies Act will not apply. Accordingly, neither holders of SPAC Common Shares nor holders of SPAC Warrants have appraisal rights or dissenters’ rights in respect of such securities with respect to the Transactions under the Cayman Companies Act. Additionally, as the SPAC Merger is being effected by SPAC Delaware and will be authorized pursuant to and in accordance with Section 388 of the DGCL, such holders will not have appraisal rights under the DGCL in respect of the SPAC Merger. Holders of record of Public Shares are still entitled to exercise the rights of redemption as detailed in this proxy statement/prospectus and the SPAC Board has determined that the redemption proceeds payable to holders of record of Public Shares who exercise such redemption rights represent the fair value of those shares. See the sections titled “The Domestication Proposal—Appraisal Rights and Dissenters’ Rights” and “The Merger Proposal—Appraisal Rights and Dissenters’ Rights” for additional information.

THE DOMESTICATION PROPOSAL

Overview

Assuming each of the Condition Precedent Proposals, including the Business Combination Proposal, is approved, SPAC is seeking shareholder approval of the Domestication Proposal. The approval of the Domestication Proposal is a condition to the Closing under the Business Combination Agreement. If the Domestication Proposal is approved, but the Business Combination Proposal is not approved, then neither the SPAC Domestication nor the Business Combination will be consummated.

As a condition to Closing, the SPAC Board has unanimously approved a change of SPAC’s jurisdiction of incorporation by de-registering as an exempted company in the Cayman Islands and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware. In accordance with the Plan of Domestication, to effect the SPAC Domestication, SPAC will file an application to de-register with the Cayman Registrar, together with the necessary accompanying documents, and file the Proposed Certificate of Incorporation and a certificate of corporate domestication with the Secretary of State of the State of Delaware, under which SPAC will be domesticated and continue as a Delaware corporation. In connection with the SPAC Domestication and prior to the Business Combination, SPAC will be renamed Arrington Capital SPAC I Inc.

In connection with the SPAC Domestication: (i) each then issued and outstanding Class A ordinary share, par value $0.0001 per share, of SPAC shall convert automatically into one share of Class A common stock, par value $0.0001 per share, of SPAC Delaware; (ii) each then issued and outstanding Class B ordinary share, par value $0.0001 per share, of SPAC shall convert automatically into one share of Class B common stock, par value $0.0001 per share, of SPAC Delaware; (iii) each then issued and outstanding SPAC Warrant shall convert automatically into a warrant to acquire one share of Class A common stock, par value $0.0001 per share, of SPAC Delaware on the same terms as the SPAC Warrant; and (iv) each then issued and outstanding SPAC Unit shall convert automatically into one unit of SPAC Delaware that entitles the holder to one share of Class A common stock, par value $0.0001 per share, of SPAC Delaware and one-half of one SPAC Warrant of SPAC Delaware.

The Domestication Proposal, if approved, will authorize a change of SPAC’s jurisdiction of incorporation from the Cayman Islands to the State of Delaware. Accordingly, while SPAC is currently governed by the Cayman Companies Act, upon the SPAC Domestication, SPAC Delaware will be governed by the DGCL, the Proposed Certificate of Incorporation and the proposed bylaws of SPAC Delaware (“Proposed SPAC Delaware Bylaws” and together with the Proposed Certificate of Incorporation, the “Proposed SPAC Delaware Documents”). SPAC encourages shareholders to carefully consult the information set out below under “-Comparison of Shareholder Rights under Applicable Corporate Law Before and After Domestication.”

Reasons for the SPAC Domestication

The SPAC Board believes that there are significant advantages to SPAC that will arise as a result of a change of domicile to Delaware. Further, the SPAC Board believes that any direct benefit that SPAC will realize as a result of such change will benefit Pubco, the owner of SPAC following the Transactions, and the shareholders of SPAC, who will be stockholders of Pubco following the Transactions.

SPAC will function principally as a holding company following the Transactions that owns interests in the Company. The Company, in turn, will be a partnership for U.S. federal income tax purposes that operates a business in the United States. The SPAC Domestication will permit both Pubco to hold its interest in SPAC and SPAC to hold its interest in the Company in a materially more tax efficient manner. Specifically, the SPAC Domestication will permit the SPAC to avoid being subject to withholding taxes on the income of the Company, avoid additional income inclusions for Pubco, and materially simplify the tax reporting and compliance for the Company, SPAC and Pubco. The SPAC Domestication will also streamline the legal and regulatory compliance of Pubco by eliminating the need to maintain compliance functionality in the Cayman Islands, a jurisdiction that will have no connection to the operations of Pubco, SPAC or the Company following the Transactions. Accordingly, the Domestication is expected to result in material cost savings to Pubco, SPAC and the Company going forward.

Reasons for the Name Change

The SPAC Board believes that it would be in the best interests of SPAC to, in connection with the SPAC Domestication and the Business Combination, change its corporate name to Arrington Capital SPAC I Inc. in order to facilitate the Business Combination.

Regulatory Approvals; Third-Party Consents

SPAC is not required to make any filings or to obtain any approvals or clearances from any antitrust regulatory authorities in the United States or other countries in order to complete the SPAC Domestication. However, because the SPAC Domestication must occur in connection with the Business Combination, it will not occur unless the Business Combination can be completed, which will require the approvals as described under the section of this proxy statement/prospectus entitled “The Business Combination Proposal.” SPAC must comply with applicable U.S. federal and state securities laws in connection with the SPAC Domestication.

The SPAC Domestication will not breach any covenants or agreements binding upon SPAC and will not be subject to any additional federal or state regulatory requirements, except compliance with the laws of the Cayman Islands and Delaware necessary to effect the SPAC Domestication.

Proposed Certificate of Incorporation and Proposed SPAC Delaware Bylaws

Commencing with the effective time of the SPAC Domestication, the DGCL the Proposed Certificate of Incorporation and the proposed bylaws of SPAC Delaware (“Proposed SPAC Delaware Bylaws”) will govern the rights of stockholders in SPAC Delaware.

A chart comparing your rights as a holder of SPAC Common Shares as a Cayman Islands exempted company with your rights as a holder of SPAC Delaware’s Class A common stock, par value $0.0001 per share, or SPAC Delaware’s Class B common stock, par value $0.0001 per share, as applicable, can be found below.

	Pubco (Post-Closing)	SPAC
Incorporation	Pubco is incorporated under the laws of the State of Nevada.	SPAC is incorporated under the laws of the Cayman Islands. SPAC will be domesticated under the laws of the State of Delaware prior to Closing.

Authorized Shares	The Amended and Restated Pubco Charter provides that the total number of authorized shares of all classes of capital stock is , consisting of shares of Pubco Class A Common Stock, shares of Pubco Class B Common Stock, shares of Pubco Class C Common Stock and shares of preferred stock, par value $0.001 per share (“Pubco Preferred Stock”).	The SPAC Charter provides an authorized share capital of the company of $22,100 divided into 200,000,000 SPAC Class A Shares of a par value of $0.0001 each, 20,000,000 SPAC Class B Shares of a par value of $0.0001 each and 1,000,000 preference shares of a par value of $0.0001 each.

	Pubco (Post-Closing)	SPAC
Voting	(i) Each holder of Pubco Class A Common Stock will be entitled to one vote for each share of Pubco Class A Common Stock held of record by such holder on all matters on which stockholders generally are entitled to vote, (ii) each holder of Pubco Class B Common Stock will be entitled to one vote for each share of Pubco Class B Common Stock held of record by such holder on all matters on which stockholders generally are entitled to vote and (iii) each holder of Pubco Class C Common Stock will not be entitled to vote on and will not have any voting power with respect to any share of Pubco Class C Common Stock held of record by such holder on any matter on which stockholders of Pubco generally are entitled to vote, except as otherwise required by the NRS, or with respect to amendments to the Amended and Restated Pubco Charter that would adversely affect the Pubco Class C Common Stock in a disproportionately adverse manner when compared to Pubco Class A or Class B Common Stock, or that would modify the maximum ownership restriction applicable to Pubco Class C Common Stock. With certain limited exceptions, the holders of Pubco Class A Common Stock and Pubco Class B Common Stock will vote together as a single class on all matters submitted to a vote or for the consent of the stockholders of Pubco (or, if any holders of Preferred Stock are entitled to vote together with the holders of Pubco Common Stock, as a single class with such holders of Preferred Stock).

The SPAC Charter provides that the rights attaching to the SPAC Class A Shares and SPAC Class B Shares shall rank pari passu in all respects, and the SPAC Class A Shares and SPAC Class B Shares shall vote together as a single class on all matters (subject to the Variation of Rights of Shares Article, the Appointment and Removal of Directors Article and the Transfer By Way of Continuation Article thereof) with the exception that the holder of a SPAC Class B Share shall have the conversion rights referred to in the SPAC Charter. Subject to any rights or restrictions attached to any shares, including as set out at Articles 30.1 and 48 of the SPAC Charter, every holder present at a general meeting in any such manner shall have one vote for every share of which they are the holder.

Issuances of Preferred Stock Without Stockholder Consent	The Amended and Restated Pubco Charter provides that the Pubco Board is empowered to authorize by resolution(s) from time to time the issuance of one or more series of Pubco Preferred Stock and, by filing a certificate of designation pursuant to NRS 78.1955, to establish from time to time the number of shares to be included in each such series, and to fix	The SPAC Charter provides the issuance of 1,000,000 preference shares with such designations, rights and preferences as may be determined from time to time by the SPAC Board. Accordingly, the SPAC Board is empowered under the SPAC Charter, without shareholder approval, to issue preference shares with dividend, liquidation, redemption, voting or other

	Pubco (Post-Closing)	SPAC
	the designations, powers, preferences and relative, participating, optional or other rights, if any, and the qualifications, limitations or restrictions thereof, if any, with respect to each such series of Pubco Preferred Stock and the number of shares constituting each such series, and to increase or decrease the number of shares of any such series to the extent permitted by the NRS and the Amended and Restated Pubco Charter.	rights which could adversely affect the voting power or other rights of the holders of SPAC Common Shares.

Shareholder/Stockholder Written Consent in Lieu of a Meeting	The Amended and Restated Pubco Charter provides that action required or permitted to be taken at any annual or special meeting of stockholders may only be taken upon a vote of stockholders at an annual or special meeting of stockholders duly noticed and called in accordance with the corporation’s bylaws and the NRS and may not be taken by written consent of stockholders without a meeting.	The SPAC Charter provides that shareholder resolutions may be passed by a vote in person, or where proxies are allowed by proxy at a general meeting, or by unanimous written resolution.

Classified Board	The Amended and Restated Pubco Charter provides that except as otherwise provided in the terms of any series of Pubco Preferred Stock entitled to separately elect directors, the directors shall be divided into three classes, designated Class I, Class II and Class III with each director serving for a three-year term. The Amended and Restated Pubco Charter also provides that the Board, by resolution, shall determine the number of directors on the Board.	The SPAC Charter provides that SPAC’s board of directors will be divided into three classes with only one class of directors being appointed in each year and each class (except for those directors appointed prior to SPAC’s first annual general meeting) serving a three-year term. The SPAC Charter also provides that there shall be a board of directors consisting of not less than one person provided however that subject to the requirement to have at least one director, the directors may from time to time fix the maximum and minimum number of directors to be appointed by resolution of the board of directors.

Corporate Name	Pubco’s corporate name is Evernorth Holdings Inc.	The name of the company is Armada Acquisition Corp. II.

Perpetual Existence	The NRS provides that any Nevada corporation, unless otherwise provided in its articles of incorporation, has perpetual existence. The Amended and Restated Pubco Charter does not provide otherwise.	The SPAC Charter provides that, unless such time frame is extended by a special resolution of shareholders or the SPAC Board determines to wind up the SPAC earlier (in each case in accordance with the SPAC Charter), if SPAC does not consummate a business combination within 18 months from the consummation of the IPO, SPAC shall cease all operations except for the purpose of winding up and shall redeem the shares issued in the IPO and liquidate the Trust Account.

	Pubco (Post-Closing)	SPAC
Takeovers by Interested Stockholders

Pubco has elected in the Amended and Restated Pubco Charter not to be governed by Nevada’s Combinations with Interested Stockholders statutes (NRS 78.411 through 78.444, inclusive).

Pubco has also elected in the Amended and Restated Pubco Bylaws that Nevada’s Acquisitions of Controlling Interest statutes (NRS 78.348 through 78.3793, inclusive) shall not apply to Pubco or to any acquisition of its shares.

The SPAC Charter does not provide for any anti-takeover provisions however the SPAC Charter does (i) provide for a the issuance of up to 1,000,000 preference shares with such designations, rights and preferences as may be determined from time to time by the SPAC Board and (ii) provide that, unless such time frame is extended by a special resolution of shareholders or the SPAC Board determines to wind up the SPAC earlier (in each case in accordance with the SPAC Charter) if SPAC does not consummate a business combination within 18 months from the consummation of the IPO, SPAC shall cease all operations except for the purpose of winding up and shall redeem the shares issued in the IPO and liquidate the Trust Account.

Provisions Related to Status as Blank Check Company	Not applicable.	The SPAC Charter sets forth that the business combination must not be solely effectuated with another blank check company or similar company with nominal operations.

Comparison of Shareholder Rights under Applicable Corporate Law Before and After SPAC Domestication

When the SPAC Domestication is completed, the rights of stockholders of SPAC Delaware will be governed by Delaware law, including the DGCL, rather than by the laws of the Cayman Islands. Certain differences exist between the DGCL and the Cayman Companies Act that will alter certain of the rights of shareholders of SPAC and affect the powers of the SPAC Delaware Board and management following the SPAC Domestication.

Shareholders should consider the following summary comparison of the material differences between the rights of shareholders under the laws of the Cayman Islands, on the one hand, and the DGCL, on the other. This comparison is not intended to be complete and is qualified in its entirety by reference to the DGCL and the Cayman Companies Act.

The owners of a Delaware corporation’s shares are referred to as “stockholders.” For purposes of language consistency, in certain sections of this proxy statement/prospectus, we may continue to refer to the share owners of SPAC as “shareholders.”

Provision	Delaware	Cayman Islands
Applicable legislation	General Corporation Law of the State of Delaware	The Companies Act (as amended) of the Cayman Islands

Provision	Delaware	Cayman Islands

General Vote Required for Combinations with Interested Stockholders/Shareholders	Generally, a corporation may not engage in a business combination with an interested stockholder for a period of three years after the time of the transaction in which the person became an interested stockholder, unless the corporation opts out of the statutory provision or the other statutory exceptions are met.	No similar provision

Appraisal Rights	Generally, a stockholder of a publicly traded corporation does not have appraisal rights in connection with a merger. Stockholders of a publicly traded corporation do, however, generally have appraisal rights in connection with a merger if they are required by the terms of a merger agreement to accept for their shares anything except: (a) shares or depository receipts of the corporation surviving or resulting from such merger; (b) shares of stock or depository receipts that will be either listed on a national securities exchange or held of record by more than 2,000 holders; (c) cash in lieu of fractional shares or fractional depository receipts described in (a) and (b) above; or (d) any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in (a), (b) and (c) above.	Under certain circumstances, shareholders may dissent from a merger of a Cayman Islands company by following the procedure set out in the Cayman Companies Act. Shareholders that dissent from a merger are entitled to be paid the fair value of their shares, which, if necessary, may ultimately be determined by the courts of the Cayman Islands. These rights of are not available in certain circumstances, for example, to dissenters holding shares of any class in respect of which an open market exists on a recognized stock exchange or recognized interdealer quotation system at the relevant date or where the consideration for such shares to be contributed are shares of any company listed on a national securities exchange or shares of the surviving or consolidated company.

Requirements for Stockholder/Shareholder Approval	Subject to the certificate of incorporation, stockholder approval of mergers, a sale of all or substantially all the assets of the corporation, dissolution and amendments of constitutional documents require a majority of the voting power of the outstanding shares; unless otherwise specified in the corporation’s certificate of incorporation or bylaws, most other stockholder approvals require the affirmative vote of a majority of the voting power of the shares present and entitled to vote on the subject matter, provided a quorum is present. The Proposed SPAC Delaware Bylaws will provide that except as otherwise provided by law, SPAC Delaware’s certificate of incorporation, SPAC Delaware’s bylaws or the rules of any applicable stock exchange on which SPAC	Subject to the articles of association, matters which require shareholder approval, whether under the Cayman Companies Act or the company’s articles of association, are determined (subject to quorum requirements, the Cayman Companies Act, applicable law and the relevant articles of association) by “ordinary resolution”, being a resolution passed by a simple majority of such shareholders as, being entitled to do so, vote in person (including virtually) or, where proxies are allowed, by proxy at a general meeting of the company, or by “special

Provision	Delaware	Cayman Islands
	Delaware’s securities are listed, in all matters other than the election of directors, the affirmative vote of a majority of the voting power of the shares cast affirmatively or negatively will be the act of the stockholders.	resolution” (such as the amendment of the company’s constitutional documents), being a resolution passed by a majority of not less than two-thirds of such shareholders as, being entitled to do so, vote in person (including virtually) or, where proxies are allowed, by proxy at a general meeting of the company of which notice specifying the intention to propose the resolution as a special resolution has been duly given. However, a company may in its articles of association specify that the required majority shall be a number greater than two-thirds, and may additionally provide that any such majority (being not less than two-thirds) may differ as between matters required to be approved by a special resolution. For the purposes of the above, where a poll is taken, regard shall be had in computing a majority to the number of votes to which each shareholder is entitled. Under the SPAC Charter, the above two-thirds majority is increased to 90%, unless the amendment is proposed in respect of the consummation of an initial business combination, with respect to any amendment of the provisions that provide that only holders of the SPAC Class B Shares will be entitled to vote on the appointment and removal of directors or continuing SPAC to a jurisdiction outside the Cayman Islands (including any special resolution required to amend its constitutional documents or to adopt new constitutional documents, in each case, as a result of its approving a transfer by way of continuation to a jurisdiction outside the Cayman Islands).

Provision	Delaware	Cayman Islands

Requirement for Quorum	Quorum is a majority of shares entitled to vote and present at the meeting unless otherwise set in the constitutional documents, but cannot be less than one-third of shares entitled to vote at the meeting. The Proposed SPAC Delaware Bylaws will provide that the holders of a majority of the voting power of SPAC Delaware’s capital stock issued and outstanding and entitled to vote at a meeting of stockholders, present in person or represented by proxy, will constitute a quorum for the transaction of business at all meetings of the stockholders, unless otherwise required by law, SPAC Delaware’s certificate of incorporation, SPAC Delaware’s bylaws or the rules of any applicable stock exchange on which SPAC Delaware’s securities are listed.	Quorum is set in the company’s memorandum and articles of association.

Stockholder/Shareholder Consent to Action Without Meeting	Unless otherwise provided in the certificate of incorporation, stockholders may act by written consent.	Shareholder action by written resolutions (whether unanimous or otherwise) may be permitted by the articles of association, subject to the Cayman Companies Act. The articles of association may provide that shareholders may not act by written resolutions.

Inspection of Books and Records	Any stockholder may inspect the corporation’s books and records for a proper purpose during the usual hours for business.	Shareholders generally do not have any rights to inspect or obtain copies of the register of members or other corporate records of a company.

Stockholder/Shareholder Lawsuits	A stockholder may bring a derivative suit subject to procedural requirements.	In the Cayman Islands, the decision to institute proceedings on behalf of a company is generally taken by the company’s board of directors. A shareholder may be entitled to bring a derivative action on behalf of the company only in certain limited circumstances (e.g., where a company acts or proposes to act illegally or ultra vires (beyond the scope of its authority); the act complained of, although not ultra vires, could be effected if duly authorized by a special resolution that has not been obtained; and those who control the company are perpetrating a “fraud on the minority”).

Provision	Delaware	Cayman Islands

Removal of Directors	Any director or the entire board may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except as follows: (1) unless the certificate of incorporation otherwise provides, in the case of a corporation with a classified board, stockholders may effect such removal only for cause; or (2) in the case of a corporation having cumulative voting, if less than the entire board is to be removed, no director may be removed without cause if the votes cast against such director’s removal would be sufficient to elect such director if then cumulatively voted at an election of the entire board. For so long as the SPAC Delaware Board will be classified, pursuant to the Proposed Certificate of Incorporation, a director may be removed from office only for cause and only by the affirmative vote of at least a majority of the total voting power of the issued and outstanding shares of capital stock of the corporation entitled to vote on the election of directors, voting together as a single class.	A company’s memorandum and articles of association may provide that a director may be removed for any or no reason and that, in addition to shareholders, boards may be granted the power to remove a director.

Number of Directors	The number of directors is fixed by, or in the manner provided in, the bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number of directors shall be made only by amendment of the certificate of incorporation. The Proposed SPAC Delaware Bylaws provide that the number of directors shall be determined from time to time by resolution of a majority of the whole board of directors.	There must be at least one director. Subject to the memorandum and articles of association, the board may increase the size of the board and fill any vacancies.

Classified or Staggered Boards	Classified boards are permitted.	Classified boards are permitted.

Fiduciary Duties of Directors	Directors must exercise a duty of care and duty of loyalty, including good faith to the corporation and its stockholders.

Under Cayman Islands law, directors and officers owe the following fiduciary duties:

•

duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole;

Provision	Delaware	Cayman Islands

•

duty to not improperly fetter the exercise of future discretion;

•

duty to exercise authority for the purpose for which it is conferred;

•

duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interest; and

•

duty to exercise independent judgment.

In addition to fiduciary duties, directors owe a duty of care, diligence and skill. Such duties are owed to the company but may be owed to creditors or shareholders in certain limited circumstances.

Indemnification of Directors and Officers	A corporation is generally permitted to indemnify any person who was or is a party to any proceeding because such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another entity against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred if the person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal proceeding, had no reasonable cause to believe their conduct was unlawful. If the action was brought by or on behalf of the corporation, no indemnification is made for judgments, fines or amounts paid in settlement, and no indemnification shall be made in respect of expenses when a person is adjudged liable to the corporation unless a court determines such person is fairly and reasonably entitled to indemnity for expenses the court deems proper.	A Cayman Islands exempted company generally may indemnify its directors or officers, except to the extent any such indemnification may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against willful default, willful neglect, actual fraud or the consequences of committing a crime.

Provision	Delaware	Cayman Islands

Limited Liability of Directors and Officers	Permits the limiting or eliminating of the monetary liability of a director or officer to a corporation or its stockholders, except with regard to breaches of duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, or for any transaction involving an improper personal benefit, or for directors involving unlawful stock repurchases or dividends, or for officers involving any action by or in the right of the corporation. The Proposed Certificate of Incorporation limits the monetary liability of SPAC Delaware’s directors and officers for breach of fiduciary duty as a director or officer to the fullest extent permitted by the DGCL.	Liability of directors may be limited, except to the extent any such limitation may be held by the Cayman Islands court to be contrary to public policy, such as with regard to their own willful default, willful neglect, or actual fraud.

Accounting Treatment of the SPAC Domestication

The SPAC Domestication is being proposed solely for the purpose of changing the legal domicile of SPAC. There will be no accounting effect or change in the carrying amount of the assets and liabilities of SPAC as a result of the SPAC Domestication. The business, capitalization, assets and liabilities and financial statements of SPAC immediately following the SPAC Domestication will be the same as those immediately prior to the SPAC Domestication.

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“RESOLVED, as a special resolution, that Armada Acquisition Corp. II (“SPAC”) be transferred by way of continuation to the State of Delaware pursuant to Article 48 of the Amended and Restated Articles of Association of SPAC, Part 12 of the Companies Act (as amended) of the Cayman Islands and Section 388 of the Delaware General Corporation Law, as amended, and, immediately upon being de-registered in the Cayman Islands, be continued and domesticated as a corporation under the laws of the State of Delaware and that the Plan of Domestication, attached to the proxy statement/prospectus as Annex B, be approved and adopted pursuant to Section 388 of the Delaware General Corporation Law and conditional upon, and with effect from, the registration of SPAC as a corporation under the laws of the State of Delaware, the name of SPAC be changed from “Armada Acquisition Corp. II” to “Arrington Capital SPAC I Inc.”

Required Vote

The approval of the Domestication Proposal requires a special resolution under the Cayman Companies Act and the SPAC Charter, being the affirmative vote of at least two-thirds of the votes cast by the holders of the issued SPAC Common Shares, voting together as a single class, who are present in person (including virtually) or represented by proxy and entitled to vote on the Domestication Proposal at the Extraordinary General Meeting. Pursuant to the Cayman Companies Act and the SPAC Charter, only the holders of the SPAC Class B Shares are entitled to vote on the Domestication Proposal. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the Extraordinary General Meeting and otherwise will have no effect on a particular proposal.

The Domestication Proposal is conditioned on the approval of each of the Condition Precedent Proposals. Therefore, if any of the Condition Precedent Proposals is not approved, the Domestication Proposal will have no effect, even if approved by the requisite holders of SPAC Common Shares.

As of the date of this proxy statement/prospectus, the Sponsor has agreed to vote the SPAC Common Shares owned by them in favor of the Domestication Proposal. Only the holders of the SPAC Class B Shares are entitled to vote on the Domestication Proposal. As of the Record Date, the Sponsor owns 100% of the issued and outstanding SPAC Class B Shares. As a result, the Sponsor would be able to approve the Domestication Proposal alone and without the vote of any other SPAC shareholder.

Recommendation of the SPAC Board

The SPAC Board believes that the Domestication Proposal to be presented at the Extraordinary General Meeting is in the best interests of SPAC.

THE SPAC BOARD UNANIMOUSLY RECOMMEND THAT SPAC ELIGIBLE SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE DOMESTICATION PROPOSAL.

The existence of financial and personal interests of one or more of SPAC’s directors may result in a conflict of interest on the part of such director(s) between what such director may believe is in the best interests of SPAC and its shareholders and what such director may believe is best for themselves in determining to recommend that shareholders vote for the proposals. The Sponsor and SPAC’s officers also have interests in the Business Combination that may be different from, or in addition to, your interests as a shareholder. See the section of this proxy statement/prospectus entitled “The Business Combination Proposal—Interests of the Sponsor and SPAC’s Directors and Officers and in the Transactions” for a further discussion of these considerations.

THE ADVISORY SPAC DELAWARE DOCUMENTS PROPOSALS

Overview

SPAC is asking its shareholders to vote on the governance provisions referred to below, which are included in the Proposed SPAC Delaware Documents. In accordance with SEC guidance, this proposal is being presented as separate sub-proposals to give shareholders the opportunity to present their separate views on important corporate governance provisions, and each sub-proposal will be voted upon on a non-binding advisory basis. These separate votes are not otherwise required by Cayman Islands law or Delaware law. Accordingly, the SPAC shareholder vote regarding the Advisory SPAC Delaware Documents Proposals is an advisory vote and is not binding on SPAC or the SPAC Board. Furthermore, the Condition Precedent Proposals are not conditioned on the separate approval of the Advisory SPAC Delaware Documents Proposals.

In the judgment of the SPAC Board, these provisions are necessary to adequately address the needs of SPAC and its stockholders following the effectiveness of the SPAC Domestication and are a condition to the Closing under the Business Combination Agreement. Accordingly, regardless of the outcome of the non-binding advisory vote on these proposals, SPAC intends that the Proposed SPAC Delaware Documents will take effect at the effective time of the SPAC Domestication.

The Proposed SPAC Delaware Documents are not intended to differ significantly from the SPAC Charter and are only expected to govern the rights of stockholders for a brief time period between the SPAC Domestication, required under the Business Combination Agreement to occur at least one Business Day prior to the Closing Date, and the Closing. The following table sets forth a summary of the principal changes proposed between the SPAC Charter and the Proposed SPAC Delaware Documents. This summary is qualified by reference to the complete text of the SPAC Charter, a copy of which is attached to this proxy statement/prospectus as Annex T, the complete text of the Proposed Certificate of Incorporation, a copy of which is attached to this proxy statement/prospectus as Annex H, and the complete text of the Proposed SPAC Delaware Bylaws, a copy of which is attached to this proxy statement/prospectus as Annex I. All shareholders are encouraged to read such documents in their entirety. The Proposed Certificate of Incorporation and the Proposed SPAC Delaware Bylaws are not intended to differ significantly from the SPAC Charter and are only expected to govern the rights of stockholders for a brief time period between the SPAC Domestication, required under the Business Combination Agreement to occur at least one Business Day prior to the Closing Date, and the Closing. The following table sets forth a summary of the principal changes proposed between the SPAC Charter and the Proposed Certificate of Incorporation and the Proposed SPAC Delaware Bylaws. This summary is qualified by reference to the complete text of the SPAC Charter, a copy of which is attached to this proxy statement/prospectus as Annex T, the complete text of the Proposed Certificate of Incorporation, a copy of which is attached to this proxy statement/prospectus as Annex H, and the complete text of the Proposed SPAC Delaware Bylaws, a copy of which is attached to this proxy statement/prospectus as Annex I. All shareholders are encouraged to read such documents in their entirety.

	SPAC Charter	Proposed Certificate of Incorporation and Proposed SPAC Delaware Bylaws

Vote Requirement to Amend the Proposed SPAC Delaware Documents (Advisory SPAC Delaware Documents Proposal 4A)	The SPAC Charter provides that amendments may be made by a special resolution under the Cayman Companies Act and the SPAC Charter. For this purpose, a “special resolution” is a resolution passed by a majority of not less than two-thirds of such shareholders as, being entitled to do so, vote in person	The Proposed Certificate of Incorporation will require the SPAC Board acting pursuant to a resolution adopted by a majority of the directors then serving on the SPAC Board and the affirmative vote of at least two-thirds of the voting power of the outstanding voting securities of SPAC entitled to vote thereon,

SPAC Charter	Proposed Certificate of Incorporation and Proposed SPAC Delaware Bylaws

(including virtually) or, where proxies are allowed, by proxy at a general meeting of the company of which notice specifying the intention to propose the resolution as a special resolution has been duly given. Under the SPAC Charter, the above two-thirds majority is increased to 90%, unless the amendment is proposed in respect of the consummation of an initial business combination, with respect to any amendment of the provisions that provide that only holders of the SPAC Class B Shares will be entitled to vote on the appointment and removal of the directors or continuing SPAC to a jurisdiction outside the Cayman Islands.

See Article 18.3 of the SPAC Charter and the definition of “Special Resolution” set out therein.

voting together as a single class, to amend, repeal, or modify any provision of the Proposed Certificate of Incorporation, other than to Article I (Name), Article II (Registered Agent and Address), Article III (Nature of Business), and Sections 1 (authorized shares) and 2 (votes per share) of Article IV.

See Article XI, Section 1 of the Proposed Certificate of Incorporation.

The Proposed Certificate of Incorporation and the Proposed SPAC Delaware Bylaws permit the SPAC Board to adopt, alter, amend or repeal the Proposed SPAC Delaware Bylaws without the consent or vote of the stockholders of SPAC. The affirmative vote of at least a majority of all of the directors then serving on the SPAC Board or unanimous written consent shall be required in order for the SPAC Board to adopt, alter, amend or repeal the Proposed SPAC Delaware Bylaws.

The Proposed Certificate of Incorporation and the Proposed SPAC Delaware Bylaws require the affirmative vote of the holders of at least a majority of the outstanding voting power of SPAC, voting together as a single class, for the stockholders to alter, amend or repeal the Proposed SPAC Delaware Bylaws, or adopt new bylaws; provided, however, that the affirmative vote of the holders of at least two-thirds of the total voting power of outstanding voting securities of SPAC, voting together as a single class, shall be required for the stockholders of SPAC to alter, amend or repeal, or adopt any bylaw inconsistent with, the following provisions of the Proposed SPAC

	SPAC Charter	Proposed Certificate of Incorporation and Proposed SPAC Delaware Bylaws

Delaware Bylaws: Article II (stockholder meeting provisions), Sections 3.1 (powers of directors), 3.2 (number of directors), 3.4 (resignations and vacancies) and 3.11 (removal of directors) of Article III, Article VIII (indemnification of directors and officers), Section 9.5 (exclusive forum) of Article IX or Article X (amendments).

See Article VII, Section 3 of the Proposed Certificate of Incorporation and Article X of the Proposed SPAC Delaware Bylaws.

Exclusive Forum Provision (Advisory SPAC Delaware Documents Proposal 4B)

The SPAC Charter provides that, unless SPAC consents in writing to the selection of an alternative forum, the courts of the Cayman Islands have exclusive jurisdiction over any claim or dispute arising out of or in connection with the SPAC Charter or otherwise related in any way to each shareholder’s shareholding in SPAC.

These provisions are inapplicable to claims seeking to enforce any liability or duty created by the Securities Act, the Exchange Act, or any other claim for which the U.S. federal courts have exclusive jurisdiction.

See Article 53 of the SPAC Charter.

The Proposed SPAC Delaware Bylaws provide that, unless SPAC consents in writing to the selection of an alternative forum, the Court of Chancery of Delaware or, if such court does not have jurisdiction, then any other state or United States district court located in Delaware will be the exclusive forum for any litigation.

These provisions are inapplicable to claims seeking to enforce any liability or duty created by the Exchange Act; and any other claim for which the U.S. federal courts have exclusive jurisdiction.

See Section 9.5 of the Proposed SPAC Bylaws.

Reasons for the Amendments

Advisory SPAC Delaware Documents Proposal 4A — Vote Requirement to Amend the Proposed SPAC Delaware Documents

The SPAC Charter provides that amendments may be made by a special resolution under the Cayman Companies Act and the SPAC Charter. For this purpose, a “special resolution” is a resolution passed by a majority of not less than two-thirds of such shareholders entitled to vote in person (including virtually) or, where proxies are allowed, by proxy, at a general meeting of which notice specifying the intention to propose the resolution as a special resolution has been duly given. Under the SPAC Charter, the above two-thirds majority is increased to 90%, unless the amendment is proposed in respect of the consummation of an initial business combination, with respect to any amendment of the provisions that provide that only holders of the SPAC Class B Shares will be entitled to vote on the appointment and removal of directors or continuing SPAC to a jurisdiction outside the Cayman Islands.

The Proposed Certificate of Incorporation will require the SPAC Board acting pursuant to a resolution adopted by a majority of the directors then serving on the SPAC Board and the affirmative vote of at least two-thirds of the voting power of the outstanding voting securities of SPAC entitled to vote thereon, voting together as a single class, to amend, repeal, or modify any provision of the Proposed Certificate of Incorporation, other than to Article I (Name), Article II (Registered Agent and Address), Article III (Nature of Business), and Sections 1 (authorized shares) and 2 (votes per share) of Article IV.

The Proposed Certificate of Incorporation and the Proposed SPAC Delaware Bylaws will require the affirmative vote of the holders of at least a majority of the outstanding voting power of SPAC, voting together as a single class, for the stockholders to alter, amend or repeal the Proposed SPAC Delaware Bylaws, or adopt new bylaws; provided, however, that the affirmative vote of the holders of at least two-thirds of the total voting power of outstanding voting securities of SPAC, voting together as a single class, shall be required for the stockholders of SPAC to alter, amend or repeal, or adopt any bylaw inconsistent with, the following provisions of the Proposed SPAC Delaware Bylaws: Article II (stockholder meeting provisions), Sections 3.1 (powers of directors), 3.2 (number of directors), 3.4 (resignations and vacancies) and 3.11 (removal of directors) of Article III, Article VIII (indemnification of directors and officers), Section 9.5 (exclusive forum) of Article IX or Article X (amendments).

The Proposed Certificate of Incorporation and the Proposed SPAC Delaware Bylaws permit the SPAC Board to adopt, alter, amend or repeal the Proposed SPAC Delaware Bylaws without the consent or vote of the stockholders of SPAC. The affirmative vote of at least a majority of all of the directors present at a meeting at which a quorum is present or unanimous written consent shall be required in order for the SPAC Board to adopt, alter, amend or repeal the Proposed SPAC Delaware Bylaws.

The reduced approval threshold for certain amendments to the Proposed Certificate of Incorporation and stockholder amendments to the Proposed SPAC Delaware Bylaws or new bylaws are intended to reduce barriers to amendments that the SPAC Board, the majority of stockholders or two-thirds of stockholders, as applicable, approve of.

Advisory Organizational Documents Proposal 4B — Exclusive Forum Provision

Adopting Delaware as the exclusive forum for certain litigation is intended to assist SPAC in avoiding multiple lawsuits in multiple jurisdictions regarding the same matter, which is consistent with the approach under the SPAC Charter where Cayman law is the exclusive forum for certain litigation. The ability to require such claims to be brought in a single forum will help to assure consistent consideration of the issues and should promote efficiency and cost-savings in the resolutions of such claims. The SPAC Board believes that the Court of Chancery of Delaware is best suited to address disputes involving such matters given that SPAC is incorporated in Delaware and Delaware law generally applies to such matters. The SPAC Board further believes that providing that the federal district courts of the United States will be the exclusive forum for resolving actions arising under the Securities Act, provides the flexibility to file such suits in any federal district court while providing the benefits of eliminating duplicative litigation and having such cases heard by courts that are well-versed in the applicable law. Notwithstanding the foregoing, the Proposed SPAC Delaware Bylaws will provide that the exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts of the United States have exclusive jurisdiction.

The SPAC Board further believes that the Proposed SPAC Delaware Documents providing for such exclusive forum would promote judicial fairness and avoid conflicting results, as well as make SPAC’s defense of applicable claims less disruptive and more economically feasible, principally by avoiding duplicative discovery.

The foregoing summaries are qualified by reference to the complete text of the Proposed SPAC Delaware Documents, copies of which are attached to this proxy statement/prospectus as Annex V and Annex W. All shareholders are encouraged to read the Proposed SPAC Delaware Documents in their entirety for a more complete description of their terms.

Resolution to be Voted Upon

Advisory SPAC Delaware Documents Proposal 4A — “RESOLVED, as an ordinary resolution, on an advisory non-binding basis, that the Proposed SPAC Delaware Documents will require the SPAC Board acting pursuant to a resolution adopted by a majority of the directors then serving on the SPAC Board and the affirmative vote of at least two-thirds of the voting power of the outstanding voting securities of SPAC entitled to vote thereon, voting together as a single class, to amend, repeal, or modify any provision of the Proposed Certificate of Incorporation, other than to Article I (Name), Article II (Registered Agent and Address), Article III (Nature of Business), and Sections 1 (authorized shares) and 2 (votes per share) of Article IV, which requires the affirmative vote of at least a majority of the voting power of the outstanding SPAC capital stock entitled to vote thereon, voting together as a single class, in addition to any requirements for such amendments under the DGCL that the Proposed SPAC Delaware Documents will require the affirmative vote of at least a majority of the total voting power of the outstanding voting securities of SPAC, voting together as a single class, for the stockholders to adopt, amend, alter, or repeal the Proposed SPAC Delaware Bylaws, provided the affirmative vote of at least two-thirds of the total voting power of the outstanding voting securities of SPAC, voting together as a single class, will be required for SPAC stockholders to alter, amend or repeal, or adopt any bylaw inconsistent with, certain provisions of the Proposed SPAC Delaware Bylaws; and that the SPAC Board shall also have the power to adopt, amend or repeal the Proposed SPAC Delaware Bylaws.”

Advisory SPAC Delaware Documents Proposal 4B — “RESOLVED, as an ordinary resolution, on an advisory non-binding basis, that the Proposed Organizational Documents will adopt: (i) the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation; and (ii) the federal district courts of the United States as the exclusive forum for resolving actions arising under the Securities Act.”

Required Vote and Recommendation of the SPAC Board

The approval of the Advisory SPAC Delaware Documents Proposals does not require the passing of a resolution under the SPAC Charter or Cayman Islands law. Notwithstanding this, the SPAC Board is asking SPAC shareholders to approve the Advisory SPAC Delaware Documents Proposals on a non-binding advisory basis by ordinary resolution, being the affirmative vote of at least a simple majority of the votes cast by the holders of the issued SPAC Common Shares, voting together as a single class, who are present in person (including virtually) or represented by proxy and entitled to vote on the Advisory SPAC Delaware Documents Proposals at the Extraordinary General Meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the Extraordinary General Meeting and otherwise will have no effect on a particular proposal.

As discussed above, a vote to approve the Advisory SPAC Delaware Documents Proposals is an advisory vote, and therefore, is not binding on SPAC or the SPAC Board. Accordingly, regardless of the outcome of the non-binding advisory vote, SPAC intends that the Proposed Certificate of Incorporation, in the form set forth on Annex V, and the Proposed SPAC Delaware Bylaws, in the form set forth on Annex W, will take effect at SPAC Domestication, assuming adoption of the Condition Precedent Proposals.

The Advisory SPAC Delaware Documents Proposals are conditioned on the approval of each of the Condition Precedent Proposals. Therefore, if either of the Condition Precedent Proposals is not approved, the Advisory SPAC Delaware Documents Proposals will have no effect, even if approved by the requisite holders of SPAC Common Shares.

As of the date of this proxy statement/prospectus, the Sponsor has agreed to vote the SPAC Common Shares owned by them in favor of each of the Advisory SPAC Delaware Documents Proposals. As of the Record Date, the Sponsor owns 26.2% of the issued and outstanding SPAC Common Shares. SPAC’s officers and directors do not hold any Public Shares, but may purchase Public Shares at any time, subject to compliance with law and SPAC’s trading policies. As a result, in addition to approval by the Sponsor, CCM and Northland, approval of each of the Advisory SPAC Delaware Documents Proposals will require the affirmative vote of at least 7,205,001 SPAC Common Shares held by Public Shareholders (or approximately 31.3% of the Public Shares) if all SPAC Common Shares are represented at the Extraordinary General Meeting and cast votes, and the Sponsor would be able to approve the Advisory SPAC Delaware Documents Proposals alone if only such shares as are required to establish a quorum are represented at the Extraordinary General Meeting and cast votes.

The SPAC Board believes that each of the Advisory SPAC Delaware Documents Proposals to be presented at the Extraordinary General Meeting are in the best interests of SPAC and its shareholders.

THE SPAC BOARD UNANIMOUSLY RECOMMENDS THAT SPAC SHAREHOLDERS VOTE “FOR” THE APPROVAL OF EACH OF THE SPAC DELAWARE DOCUMENTS PROPOSALS.

The existence of financial and personal interests of one or more of SPAC’s directors may result in a conflict of interest on such director(s) between what such director may believe is in the best interests of SPAC and its shareholders and what such director may believe is best for themselves in determining to recommend that shareholders vote for the proposals. The Sponsor and SPAC’s officers also have interests in the Transactions that may be different from, or in addition to, your interests as a Public Shareholder. See the section of this proxy statement/prospectus entitled “The Business Combination Proposal—Interests of the Sponsor and SPAC’s Directors and Officers in the Transactions” for a further discussion of these considerations.

THE ADVISORY ORGANIZATIONAL DOCUMENTS PROPOSALS

Overview

SPAC is asking its shareholders to vote on the governance provisions referred to below, which are included in the Proposed Organizational Documents. In accordance with SEC guidance, this proposal is being presented as separate sub-proposals to give shareholders the opportunity to present their separate views on important corporate governance provisions, and each sub-proposal will be voted upon on a non-binding advisory basis. These separate votes are not otherwise required by Cayman Islands law or Nevada law. Accordingly, the SPAC shareholder vote regarding the Advisory Organizational Documents Proposals is an advisory vote and is not binding on SPAC or the SPAC Board, Pubco or Pubco Board. Furthermore, the Condition Precedent Proposals are not conditioned on the separate approval of the Advisory Organizational Documents Proposals.

In the judgment of the SPAC Board and Pubco Board, these provisions are necessary to adequately address the needs of Pubco and its stockholders following the consummation of the Business Combination. Accordingly, regardless of the outcome of the non-binding advisory vote on these proposals, SPAC intends that the Proposed Organizational Documents will take effect at consummation of the Business Combination, upon the terms and subject to the conditions of the Business Combination Agreement.

The Proposed Organizational Documents differ materially from the SPAC Charter. The following table sets forth a summary of the principal changes proposed between the SPAC Charter and the Proposed Organizational Documents. This summary is qualified by reference to the complete text of the SPAC Charter, a copy of which is attached to this proxy statement/prospectus as Annex T, the complete text of the Amended and Restated Pubco Charter, a copy of which is attached to this proxy statement/prospectus as Annex C, and the complete text of the Amended and Restated Pubco Bylaws, a copy of which is attached to this proxy statement/prospectus as Annex D. All shareholders are encouraged to read the Proposed Organizational Documents in their entirety.

	SPAC Charter	Proposed Organizational Documents
Authorized Shares (Advisory Organizational Documents Proposal 5A)

The SPAC Charter authorizes 200,000,000 SPAC Class A Shares, 20,000,000 SPAC Class B Shares and 1,000,000 preference shares, each with a par value of $0.0001 per share.

See paragraph 5 of the amended and restated memorandum of association forming part of the SPAC Charter.

The Amended and Restated Pubco Charter authorizes shares of capital stock consisting of (i) shares of Class A common stock, shares of Class B common stock, and shares of Class C common stock, and (ii) shares of Pubco Preferred Stock, each with a par value of $0.001 per share.

See Article 4, Section 1 of the Amended and Restated Pubco Charter.

Removal of Directors (Advisory Organizational Documents Proposal 5B)	The SPAC Charter provides that prior to the closing of a business combination, any director may only be removed by the shareholders by an ordinary resolution of the holders of SPAC Class B Shares, being a resolution passed by a simple majority of the votes cast by such holders of SPAC Class B Shares as vote in person (including virtually) or, where proxies are allowed, by

The Proposed Organizational Documents provide that no director may be removed from office by the stockholders except with the affirmative vote of the holders of at least the minimum percentage of the voting power of all outstanding shares of stock of Pubco entitled to vote generally in the election of directors, voting together as a single class, then permitted under the

	SPAC Charter	Proposed Organizational Documents

proxy at a general meeting of the company or approved in writing by holders of all of the SPAC Class B Shares. The SPAC Charter also provides that, after the consummation of a business combination, any director may only be removed by the shareholders by an ordinary resolution of the holders of the SPAC Common Shares, being a resolution passed by a simple majority of the votes cast by such of the holders of SPAC Common Shares as vote in person (including virtually) or, where proxies are allowed, by proxy at a general meeting of the company or approved in writing by holders of all of the SPAC Common Shares. See Article 30 of the SPAC Charter.

Nevada Revised Statutes for such vote but no less than a simple majority. The Nevada Revised Statutes currently requires two-thirds of the voting power for removal of directors from office.

See Article 5, Section 5 of the Amended and Restated Pubco Charter.

Action by Written Consent of Stockholders (Advisory Organizational Documents Proposal 5C)

The SPAC Charter permits shareholders to approve matters by unanimous written resolution signed by or on behalf of all of the shareholders entitled to receive notice of and to attend and vote at general meetings.

See Article 23.3 of the SPAC Charter.

The Proposed Organizational Documents require that any action to be taken by the stockholders may only be taken at an annual or special meeting and may not be taken by written consent without a meeting.

See Article 6, Section 1 of the Amended and Restated Pubco Charter.

Vote Requirement to Amend the Proposed Organizational Documents (Advisory Organizational Documents Proposal 5D)	The SPAC Charter provides that amendments may be made by a special resolution under the Cayman Companies Act and the SPAC Charter. For this purpose, a “special resolution” is a resolution passed by a majority of not less than two-thirds of such shareholders as, being entitled to do so, vote in person (including virtually) or, where proxies are allowed, by proxy at a general meeting of the company of which notice specifying the intention to propose the resolution as a special resolution has been duly given. Under the SPAC Charter, the above two-thirds majority is increased to 90%, unless the amendment is proposed in respect of the consummation of an initial business	Unless otherwise provided in the Amended and Restated Pubco Charter or the Amended and Restated Pubco Bylaws and subject to Nevada law, amendments to the Amended and Restated Pubco Charter will require the affirmative vote of a majority of the voting power of the outstanding shares of capital stock of Pubco, except that, to the fullest extent permitted by applicable law, holders of common stock will not be entitled to vote on any amendment to the Amended and Restated Pubco Charter that relates solely to the terms of any outstanding preferred stock if the holders of such preferred stock are entitled to vote as a separate class thereon.

	SPAC Charter	Proposed Organizational Documents

combination, with respect to any amendment of the provisions that provide that only holders of the SPAC Class B Shares will be entitled to vote on the appointment and removal of the directors or continuing SPAC to a jurisdiction outside the Cayman Islands.

See Article 18.3 of the SPAC Charter and the definition of “Special Resolution” set out therein.

See Section 2.06 of the Amended and Restated Pubco Bylaws and Article 4, Section 3 of the Amended and Restated Pubco Charter.

The Amended and Restated Pubco Charter and the Amended and Restated Pubco Bylaws permit the Pubco Board to adopt, amend or repeal the Amended and Restated Pubco Bylaws without the consent or vote of the stockholders of Pubco. The affirmative vote of at least a majority of all of the directors present at a meeting at which a quorum is present or unanimous written consent shall be required in order for the Pubco Board to adopt, alter, amend or repeal the Amended and Restated Pubco Bylaws. The Amended and Restated Pubco Charter and the Amended and Restated Pubco Bylaws require the affirmative vote of the holders of at least a majority of the outstanding voting power of Pubco, voting together as a single class, for the stockholders to amend or repeal the Amended and Restated Pubco Bylaws, or adopt new bylaws.

See Article 11(a) of the Amended and Restated Pubco Charter.

Exclusive Forum Provision (Advisory Organizational Documents Proposal 5E)

The SPAC Charter provides that, unless SPAC consents in writing to the selection of an alternative forum, the courts of the Cayman Islands have exclusive jurisdiction over any claim or dispute arising out of or in connection with the SPAC Charter or otherwise related in any way to each shareholder’s shareholding in SPAC.

These provisions are inapplicable to claims seeking to enforce any liability or duty created by the Securities Act, the Exchange Act, or any other claim for which the U.S. federal courts have exclusive jurisdiction.

The Amended and Restated Pubco Bylaws provides that, unless Pubco consents in writing to the selection of an alternative forum, the Eighth Judicial District Court of Clark County, Nevada is the exclusive forum for litigation and if the such court does not have jurisdiction, then any other state district court located in Nevada will be the exclusive forum, and if no state district court in Nevada has jurisdiction, then a federal district court of the United States located in Nevada will be the exclusive forum for any litigation.

These provisions are inapplicable to claims seeking to enforce any

SPAC Charter	Proposed Organizational Documents
See Article 53 of the SPAC Charter.	liability or duty created by the Exchange Act; and any other claim for which the U.S. federal courts have exclusive jurisdiction. See Article 6 of the Amended and Restated Pubco Bylaws.

Reasons for the Amendments

Advisory Organizational Documents Proposal 5A — Authorized Shares

The principal purpose of this proposal is to provide for an authorized capital structure of Pubco that will enable it to continue as an operating company governed by the Nevada Revised Statutes. The Pubco Board believes that it is important for Pubco to have available for issuance a number of authorized shares of Pubco Common Stock and Pubco Preferred Stock sufficient to support growth and to provide flexibility for future corporate needs.

The SPAC Board has approved, subject to the consummation of the Business Combination, that the Proposed Organizational Documents authorize      shares of capital stock consisting of (i)      shares of Pubco Class A Common Stock,      shares of Pubco Class B Common Stock, and      shares of Pubco Class C Common Stock, and (ii)      shares of Pubco Preferred Stock, each with a par value of $0.001 per share.

Advisory Organizational Documents Proposal 5B — Removal of Directors

The SPAC Charter provides that amendments may be made by a special resolution under the Companies Act, being the affirmative vote of holders of at least two-thirds of the SPAC Ordinary Shares represented in person or by proxy and entitled to vote at an extraordinary general meeting and who vote at the extraordinary general meeting. Under the Amended and Restated Pubco Charter, amendments thereto will require the affirmative vote of a majority of the voting power of the outstanding shares of capital stock of Pubco, except that, to the fullest extent permitted by applicable law, holders of common stock will not be entitled to vote on any amendment to the Amended and Restated Pubco Charter that relates solely to the terms of any outstanding preferred stock if the holders of such preferred stock are entitled to vote as a separate class thereon.

The Amended and Restated Pubco Charter and the Amended and Restated Pubco Bylaws require the affirmative vote of the holders of at least a majority of the outstanding voting power of Pubco, voting together as a single class, for the stockholders to amend or repeal the Amended and Restated Pubco Bylaws, or adopt new bylaws. The Amended and Restated Pubco Charter and the Amended and Restated Pubco Bylaws also permit the Pubco Board to adopt, amend or repeal the Amended and Restated Pubco Bylaws without the consent or vote of the stockholders of Pubco. The affirmative vote of at least a majority of all of the directors present at a meeting at which a quorum is present or unanimous written consent shall be required in order for the Pubco Board to adopt, alter, amend or repeal the Amended and Restated Pubco Bylaws. The SPAC Charter provides that prior to the closing of a business combination, any director may only be removed by the shareholders by an ordinary resolution of the holders of SPAC Class B Shares, being a resolution passed by a simple majority of the votes cast by such of the holders of SPAC Class B Shares as vote in person (including virtually) or, where proxies are allowed, by proxy at a general meeting of the company or approved in writing by holders of all of the SPAC Class B Shares. The SPAC Charter also provides that, after the consummation of a business combination, any director may only be removed by the shareholders by an ordinary resolution of the holders of the SPAC Common Shares, being a resolution passed by a simple majority of the votes cast by such of the holders of SPAC Common Shares as vote in person (including virtually) or, where proxies are allowed, by proxy at a general meeting of the company or approved in writing by holders of all of the SPAC Common Shares.

The Amended and Restated Pubco Charter provide that no director may be removed from office by the stockholders except with the affirmative vote of the holders of at least the minimum percentage of the voting power of all outstanding shares of stock of Pubco entitled to vote generally in the election of directors, voting together as a single class, then permitted under the Nevada Revised Statutes for such vote but no less than a simple majority. The Nevada Revised Statutes currently requires two-thirds of the voting power to approve the removal of directors from office.

The SPAC Board believes that the supermajority standard described in the preceding sentence will (i) increase board continuity and the likelihood that experienced board members with familiarity of Pubco’s business operations would serve on the board at any given time and (ii) make it more difficult for a potential acquirer or other person, group or entity to gain control of the Pubco Board.

Advisory Organizational Documents Proposal 5C — Action by Written Consent of Stockholders

Under the Proposed Organizational Documents, Pubco’s stockholders will have the ability to propose items of business and nominations of persons for election to the Pubco Board (subject to the restrictions set forth therein) at duly convened stockholder meetings. The Proposed Organizational Documents require that any action to be taken by the stockholders may only be taken at an annual or special meeting and may not be taken by written consent without a meeting.

The SPAC Board believes that eliminating the right of stockholders to act by written consent is appropriate to limit the circumstances under which stockholders can act on their own initiative to, among other things, alter or amend the Proposed Organizational Documents outside of a duly called special or annual meeting of the stockholders of Pubco.

The elimination of the stockholders’ ability to act by written consent may have certain anti-takeover effects by forcing a potential acquirer to take control of the Pubco Board only at duly called special or annual meetings. Inclusion of these provisions in the Proposed Organizational Documents might also increase the likelihood that a potential acquirer would negotiate the terms of any proposed transaction with the Pubco Board and help protect stockholders from the use of abusive and coercive takeover tactics.

Advisory Organizational Documents Proposal 5D — Vote Requirement to Amend the Proposed Organizational Documents

The SPAC Charter provides that amendments may be made by a special resolution under the Cayman Companies Act and the SPAC Charter. For this purpose, a “special resolution” is a resolution passed by a majority of not less than two-thirds of such shareholders entitled to vote in person (including virtually) or, where proxies are allowed, by proxy, at a general meeting of which notice specifying the intention to propose the resolution as a special resolution has been duly given. Under the SPAC Charter, the above two-thirds majority is increased to 90%, unless the amendment is proposed in respect of the consummation of an initial business combination, with respect to any amendment of the provisions that provide that only holders of the SPAC Class B Shares will be entitled to vote on the appointment and removal of directors or continuing SPAC to a jurisdiction outside the Cayman Islands.

The Amended and Restated Pubco Charter and the Amended and Restated Pubco Bylaws require the affirmative vote of the holders of at least a majority of the outstanding voting power of Pubco, voting together as a single class, for the stockholders to amend or repeal, or adopt new bylaws. The Amended and Restated Pubco Charter and the Amended and Restated Pubco Bylaws also permits the Pubco Board to adopt, amend or repeal the Amended and Restated Pubco Bylaws without the consent or vote of the stockholders of Pubco. The affirmative vote of at least a majority of all of the directors present at a meeting at which a quorum is present or unanimous written consent shall be required in order for the Pubco Board to adopt, alter, amend or repeal the Amended and Restated Pubco Bylaws.

The reduced approval threshold for amendments to the Amended and Restated Pubco Charter and stockholder amendments to the Amended and Restated Pubco Bylaws or new bylaws are intended to reduce barriers to amendments that the majority of stockholders approve of.

Advisory Organizational Documents Proposal 5E — Exclusive Forum Provision

Adopting Nevada as the exclusive forum for certain litigation is intended to assist Pubco in avoiding multiple lawsuits in multiple jurisdictions regarding the same matter. The ability to require such claims to be brought in a single forum will help to assure consistent consideration of the issues and should promote efficiency and cost-savings in the resolutions of such claims. The SPAC Board believes that the Nevada courts are best suited to address disputes involving such matters given that Pubco is incorporated in Nevada and Nevada law generally applies to such matters. The SPAC Board further believes that providing that the federal district courts of the United States will be the exclusive forum for resolving actions arising under the Securities Act, provides the flexibility to file such suits in any federal district court while providing the benefits of eliminating duplicative litigation and having such cases heard by courts that are well-versed in the applicable law. Notwithstanding the foregoing, the Amended and Restated Pubco Bylaws will provide that the exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts of the United States have exclusive jurisdiction.

The SPAC Board further believes that the Proposed Organizational Documents providing for such exclusive forum would promote judicial fairness and avoid conflicting results, as well as make Pubco’s defense of applicable claims less disruptive and more economically feasible, principally by avoiding duplicative discovery.

The foregoing summaries are qualified by reference to the complete text of the Proposed Organizational Documents of Pubco, copies of which are attached to this proxy statement/prospectus as Annex C and Annex D. All shareholders are encouraged to read the Proposed Organizational Documents in their entirety for a more complete description of their terms.

Resolution to be Voted Upon

The full text of the resolutions to be passed is as follows:

Advisory Organizational Documents Proposal 5A — “RESOLVED, as an ordinary resolution, on an advisory non-binding basis, that under the Proposed Organizational Documents, Pubco will be authorized to issue      shares of capital stock consisting of (i)      shares of Class A common stock,      shares of Class B common stock, and     ] shares of Class C common stock, and (ii)      shares of Pubco Preferred Stock, each with a par value of $0.001 per share.”

Advisory Organizational Documents Proposal 5B — “RESOLVED, as an ordinary resolution, on an advisory non-binding basis, that the Proposed Organizational Documents will permit the removal of a director only with the affirmative vote of the holders of at least the minimum percentage of the voting power of all outstanding shares of stock of Pubco entitled to vote generally in the election of directors, voting together as a single class, then permitted under the Nevada Revised Statutes for such vote (currently two-thirds of the voting power) but no less than a simple majority.”

Advisory Organizational Documents Proposal 5C — “RESOLVED, as an ordinary resolution, on an advisory non-binding basis, that under the Proposed Organizational Documents, any action taken by the stockholders of Pubco may only be taken at an annual or special meeting and may not be taken by written consent without a meeting.”

Advisory Organizational Documents Proposal 5D — “RESOLVED, as an ordinary resolution, on an advisory non-binding basis, that amendments to the Amended and Restated Pubco Charter will require the affirmative vote of a majority of the voting power of the outstanding shares of capital stock of Pubco, except: that, to the fullest extent permitted by applicable law, holders of common stock will not be entitled to vote on any amendment to the Amended and Restated Pubco Charter that relates solely to the terms of any outstanding preferred stock if the holders of such preferred stock are entitled to vote as a separate class thereon; that the Amended and Restated Pubco Charter and the Amended and Restated Pubco Bylaws will require the affirmative vote of the holders of at least a majority of the outstanding voting power of Pubco, voting together as a single class, for the stockholders to amend or repeal the Amended and Restated Pubco Bylaws, or adopt new bylaws; and that the Amended and Restated Pubco Charter and the Amended and Restated Pubco Bylaws will permit the Pubco Board to adopt, amend or repeal the Amended and Restated Pubco Bylaws without the consent or vote of the stockholders of Pubco.

Advisory Organizational Documents Proposal 5E — “RESOLVED, as an ordinary resolution, on an advisory non-binding basis, that the Proposed Organizational Documents will adopt: (i) the Eighth Judicial District Court of Clark County, Nevada as the exclusive forum for certain litigation; and (ii) the federal district courts of the United States as the exclusive forum for resolving actions arising under the Securities Act.”

Required Vote and Recommendation of the SPAC Board

The approval of the Advisory Organizational Documents Proposals does not require the passing of a resolution under the SPAC Charter or Cayman Islands law. Notwithstanding this, the SPAC Board is asking SPAC shareholders to approve the Advisory Organizational Documents Proposals on a non-binding advisory basis by ordinary resolution, being the affirmative vote of at least a simple majority of the votes cast by the holders of the issued SPAC Common Shares, voting together as a single class, who are present in person (including virtually) or represented by proxy and entitled to vote on the Advisory Organizational Documents Proposals at the Extraordinary General Meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the Extraordinary General Meeting and otherwise will have no effect on a particular proposal.

As discussed above, a vote to approve the Advisory Organizational Documents Proposals is an advisory vote, and therefore, is not binding on SPAC, Pubco or their respective boards of directors. Accordingly, regardless of the outcome of the non-binding advisory vote, SPAC and Pubco intend that the Amended and Restated Pubco Charter, in the form set forth on Annex C, and the Amended and Restated Pubco Bylaws, in the form set forth on Annex D, will take effect at consummation of the Business Combination, assuming adoption of the Condition Precedent Proposals.

The Advisory Organizational Documents Proposals are conditioned on the approval of each of the Condition Precedent Proposals. Therefore, if either of the Condition Precedent Proposals is not approved, the Advisory Organizational Documents Proposals will have no effect, even if approved by the requisite holders of SPAC Common Shares.

As of the date of this proxy statement/prospectus, the Sponsor has agreed to vote the SPAC Common Shares owned by them in favor of each of the Advisory Organizational Documents Proposals. As of the Record Date, the Sponsor owns 26.2% of the issued and outstanding SPAC Common Shares. SPAC’s officers and directors do not hold any Public Shares, but may purchase Public Shares at any time, subject to compliance with law and SPAC’s trading policies. As a result, in addition to approval by the Sponsor, CCM and Northland, approval of each of the Advisory Organizational Documents Proposals will require the affirmative vote of at least 7,205,001 SPAC Common Shares held by Public Shareholders (or approximately 31.3% of the Public Shares) if all SPAC Common Shares are represented at the Extraordinary General Meeting and cast votes, and the Sponsor would be able to approve the Advisory Organizational Documents Proposals alone if only such shares as are required to establish a quorum are represented at the Extraordinary General Meeting and cast votes.

The SPAC Board believes that each of the Advisory Organizational Documents Proposals to be presented at the Extraordinary General Meeting are in the best interests of SPAC and its shareholders.

THE SPAC BOARD UNANIMOUSLY RECOMMENDS THAT SPAC SHAREHOLDERS VOTE “FOR” THE APPROVAL OF EACH OF THE ADVISORY ORGANIZATIONAL DOCUMENTS PROPOSALS.

The existence of financial and personal interests of one or more of SPAC’s directors may result in a conflict of interest on such directors(s) between what such director may believe is in the best interests of SPAC and its shareholders and what such director may believe is best for themselves in determining to recommend that shareholders vote for the proposals. The Sponsor and SPAC’s officers also have interests in the Transactions that may be different from, or in addition to, your interests as a Public Shareholder. See the section of this proxy statement/prospectus entitled “The Business Combination Proposal—Interests of the Sponsor and SPAC’s Directors and Officers in the Transactions” for a further discussion of these considerations.

THE ADJOURNMENT PROPOSAL

Overview

The Adjournment Proposal allows the SPAC Board to submit a proposal to approve, by ordinary resolution, the adjournment of the Extraordinary General Meeting to a later date or dates, if necessary: (1) to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of one or more proposals at the Extraordinary General Meeting; (2) to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosure that SPAC has determined in good faith after consultation with outside legal counsel is required under applicable law and for such supplemental or amended disclosure to be disseminated and reviewed by its shareholders prior to the Extraordinary General Meeting; (3) in order to engage with investors; or (4) if necessary or desirable in the reasonable determination of SPAC.]

The purpose of the Adjournment Proposal is to permit further solicitation of proxies and votes and to provide additional time for the Sponsor, SPAC and their members and shareholders, respectively, to make purchases of SPAC Common Shares or other arrangements that would increase the likelihood of obtaining a favorable vote on the proposals to be put to the Extraordinary General Meeting, or otherwise increase the likelihood of closing the Transactions.

Consequences if the Adjournment Proposal is Not Approved

If the Adjournment Proposal is presented to the Extraordinary General Meeting and is not approved by the shareholders, the SPAC Board may not be able to adjourn the Extraordinary General Meeting to a later date (i) if based on the tabulated votes, there are not sufficient votes at the time of the Extraordinary General Meeting to approve the Condition Precedent Proposals, in which event, the Transactions would not be completed, or (ii) in the event that adjourning the Extraordinary General Meeting to a later date would allow for reasonable additional time for (A) the filing or mailing of any supplemental or amended disclosure that SPAC has determined in good faith after consultation with outside legal counsel is required under applicable law and for such supplemental or amended disclosure to be disseminated and reviewed by its shareholders prior to the Extraordinary General Meeting or (B) engaging with investors.

Required Vote and Recommendation of the SPAC Board

The approval of the Adjournment Proposal requires an ordinary resolution, being the affirmative vote of at least a simple majority of the votes cast by the holders of the issued SPAC Common Shares, voting together as a single class, who are present in person (including virtually) or represented by proxy and entitled to vote on the Adjournment Proposal at the Extraordinary General Meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the Extraordinary General Meeting and otherwise will have no effect on a particular proposal.

The Adjournment Proposal is not conditioned on the approval of any other proposal.

As of the date of this proxy statement/prospectus, the Sponsor has agreed to vote the SPAC Common Shares owned by them in favor of the Adjournment Proposal, if presented. As of the Record Date, the Sponsor owns 26.2% of the issued and outstanding SPAC Common Shares. SPAC’s officers and directors do not hold any Public Shares, but may purchase Public Shares at any time, subject to compliance with law and SPAC’s trading policies. As a result, in addition to approval by the Sponsor, CCM and Northland, approval of the Adjournment Proposal will require the affirmative vote of at least 7,205,001 SPAC Common Shares held by Public Shareholders (or approximately 31.3% of the Public Shares) if all SPAC Common Shares are represented at the Extraordinary General Meeting and cast votes, and the Sponsor would be able to approve the Business Combination Proposal alone if only such shares as are required to establish a quorum are represented at the Extraordinary General Meeting and cast votes.

The SPAC Board believes that the Adjournment Proposal, if presented at the Extraordinary General Meeting, is in the best interests of SPAC and its shareholders.

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that the adjournment of the Extraordinary General Meeting to a later date or dates to be determined by the Chairman of the Extraordinary General Meeting, if necessary or desirable: (1) to permit further solicitation and vote of proxies in the event that, based upon the tableted vote at the time of the Extraordinary General Meeting, there are insufficient votes for the approval of one or more proposals at the Extraordinary General Meeting; (2) to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosure that SPAC has determined in good faith after consultation with outside legal counsel is required under applicable law and for such supplemental or amended disclosure to be disseminated and reviewed by its shareholders prior to the Extraordinary General Meeting; or (3) in order to engage with investors, or (4) if necessary or desirable in the reasonable determination of the SPAC, be approved.”

THE SPAC BOARD UNANIMOUSLY RECOMMENDS THAT SPAC SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ADJOURNMENT PROPOSAL.

The existence of financial and personal interests of one or more of SPAC’s directors may result in a conflict of interest on such directors(s) between what such director may believe is in the best interests of SPAC and its shareholders and what such director may believe is best for themselves in determining to recommend that shareholders vote for the proposals. The Sponsor and SPAC’s officers also have interests in the Transactions that may be different from, or in addition to, your interests as a Public Shareholder. See the section of this proxy statement/prospectus entitled “The Business Combination Proposal—Interests of the Sponsor and SPAC’s Directors and Officers in the Transactions” for a further discussion of these considerations.

U.S. FEDERAL INCOME TAX CONSIDERATIONS RELATED TO SPAC

The following discussion is a summary of U.S. federal income tax considerations (i) for U.S. Holders and Non-U.S. Holders (each as defined below, and together, “Holders”) of the SPAC Class A Shares and SPAC Public Warrants (each such share and warrant, a “SPAC Security”) of the SPAC Merger, (ii) for Holders of the SPAC Class A Shares and SPAC Public Warrants that exercise their redemption rights, in connection with the Transactions, and (iii) for Holders of the ownership and disposition of Pubco Class A Common Stock and Pubco Warrants (each, a “Pubco Security”). With respect to the ownership and disposition of Pubco Securities, this discussion is limited to (x) Pubco Securities received in connection with the SPAC Merger, and (y) Pubco Class A Common Stock received upon the exercise of the Pubco Warrants received by a Holder in connection with the SPAC Merger. This section applies only to Holders that hold their SPAC Securities and Pubco Securities as “capital assets” for U.S. federal income tax purposes (generally, property held for investment).

This discussion does not address the U.S. federal income tax consequences (i) to the Sponsor (or any other sponsor), the Company, underwriters or their affiliates, representatives, employees or other stakeholders, or (ii) to any person of holding SPAC Class B Shares (or Founder Shares), SPAC Private Warrants or Company Units. This discussion is limited to U.S. federal income tax considerations and does not address any estate, gift or other U.S. federal non-income tax considerations or considerations arising under the tax laws of any U.S. state or local, non-U.S. or other jurisdiction. This discussion does not describe all of the U.S. federal income tax consequences that may be relevant to a particular investor in light of their particular circumstances, including the alternative minimum tax, the Medicare tax on certain investment income and the different consequences that may apply to investors subject to special rules under U.S. federal income tax law, such as:

(a)	banks, financial institutions or financial services entities;

(b)	broker-dealers;

(c)	taxpayers that are subject to, or who elect to apply, the mark-to-market accounting rules under Section 475 of the Code with respect to the SPAC Securities or Pubco Securities;

(d)	tax-exempt entities;

(e)	governments or agencies or instrumentalities of such governments or agencies;

(f)	insurance companies;

(g)	regulated investment companies or real estate investment trusts;

(h)

partnerships (including entities or arrangements treated as partnerships for U.S. federal income tax purposes) or other pass-through entities (including S Corporations), or persons that will hold the SPAC Securities or Pubco Securities through such a partnership or other pass-through entity;

(i)	U.S. expatriates or former long-term residents of the United States;

(j)	except as specifically provided below, persons that actually or constructively own five percent or more (by vote or value) of SPAC’s shares or Pubco’s shares;

(k)	persons that acquired their SPAC Securities or Pubco Securities pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation;

(l)

persons that hold or sell their SPAC Securities or Pubco Securities as part of a straddle, constructive sale, hedge, synthetic security, wash sale, conversion or other integrated or similar transaction or risk reduction strategy;

(m)	U.S. Holders (as defined below) whose functional currency is not the U.S. dollar;

(n)

persons subject to special tax accounting rules as a result of any item of gross income with respect to SPAC Securities or Pubco Securities being taken into account in an “applicable financial statement” (as defined in the Code); or

(o	“specified foreign corporations” (including “controlled foreign corporations”), “passive foreign investment companies” or corporations that accumulate earnings to avoid U.S. federal income tax.

If a partnership or other pass-through entity (or any entity or arrangement treated as a partnership or other pass-through entity for U.S. federal income tax purposes) holds SPAC Securities or Pubco Securities, the tax treatment of such partnership or other pass-through entity and a person treated as a partner of such partnership or owner of such other pass-through entity will generally depend on the status of the partner or owner, the activities of the partnership or other pass-through entity, and certain determinations made at the partner or owner level. Partnerships and other pass-through entities holding any SPAC Securities or Pubco Securities and persons that are treated as partners of such partnerships or owners of such other pass-through entities should consult their tax advisors as to the particular U.S. federal income tax consequences to them of the SPAC Domestication and Business Combination, the exercise of redemption rights with respect to SPAC Class A Shares or SPAC Public Warrants and the ownership and disposition of Pubco Securities.

This discussion is based on the Code, Treasury Regulations promulgated under the Code, and judicial and administrative interpretations of the Code, all as of the date of this proxy statement/prospectus. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax considerations described in this proxy statement/prospectus. SPAC has not sought, and does not intend to seek, any rulings from the IRS as to any U.S. federal income tax considerations described in this proxy statement/prospectus. Accordingly, there can be no assurance that the IRS will not take positions inconsistent with the considerations discussed below or that any such positions would not be sustained by a court.

THIS DISCUSSION IS ONLY A SUMMARY OF U.S. FEDERAL INCOME TAX CONSIDERATIONS ASSOCIATED WITH THE SPAC DOMESTICATION AND THE BUSINESS COMBINATION, THE EXERCISE OF REDEMPTION RIGHTS WITH RESPECT TO SPAC CLASS A SHARES OR SPAC PUBLIC WARRANTS AND THE OWNERSHIP AND DISPOSITION OF PUBCO SECURITIES RECEIVED IN THE SPAC MERGER OR PUBCO CLASS A STOCK ACQUIRED BY THE EXERCISE OF PUBCO WARRANTS RECEIVED IN THE SPAC MERGER. EACH HOLDER SHOULD CONSULT ITS OWN TAX ADVISORS WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH HOLDER OF THE SPAC DOMESTICATION, THE SPAC MERGER, THE BUSINESS COMBINATION, THE EXERCISE OF REDEMPTION RIGHTS WITH RESPECT TO SPAC CLASS A SHARES OR SPAC PUBLIC WARRANTS, THE OWNERSHIP AND DISPOSITION OF PUBCO SECURITIES AND THE EXERCISE OF PUBCO WARRANTS RECEIVED BY A HOLDER IN THE SPAC MERGER, INCLUDING THE APPLICABILITY AND EFFECTS OF U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX LAWS.

Because the components of a SPAC Unit are generally separable at the option of the holder, the holder of a SPAC Unit generally should be treated, for U.S. federal income tax purposes, as the owner of the underlying SPAC Class A Share and SPAC Public Warrant components of the SPAC Unit, and the discussion below with respect to actual Holders of SPAC Class A Shares and SPAC Public Warrants also should apply to holders of SPAC Units (as the deemed owners of the underlying SPAC Class A Shares and SPAC Public Warrants that constitute the SPAC Units). Accordingly, the separation of a SPAC Unit into one SPAC Class A Share and the one-half of one SPAC Public Warrant underlying the SPAC Unit generally should not be a taxable event for U.S. federal income tax purposes. This position is not free from doubt, and no assurance can be given that the IRS would not assert, or that a court would not sustain, a contrary position. Holders of SPAC Securities are urged to consult their tax advisors concerning the U.S. federal, state, local and any non-U.S. tax consequences of the transactions contemplated by the Transactions (including the exercise of any redemption rights) with respect to any SPAC Class A Shares and SPAC Public Warrants held through SPAC Units (including alternative characterizations of SPAC Units).

I. TAX TREATMENT OF THE SPAC DOMESTICATION

Subject to the limitations set forth herein under the section entitled “U.S. Federal Income Tax Considerations Related to SPAC,” and in the opinion included as Exhibit 8.1 of the registration statement of which this proxy statement/prospectus forms a part, it is the opinion of Wilson Sonsini Goodrich & Rosati, P.C., United States tax counsel to SPAC, that the SPAC Domestication should qualify as a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code. A transaction qualifies as a reorganization within the meaning of Section 368(a)(1)(F) of the Code if it is a “mere change in identity, form, or place of organization of one corporation, however effected” (an “F Reorganization”).

The U.S. federal income tax consequences of the SPAC Domestication to the Holders will depend primarily upon whether the SPAC Domestication qualifies as an F Reorganization. However, due to the absence of direct guidance to a corporation holding only investment-type assets, such as SPAC, these results are not entirely clear. The discussion below and the opinion neither bind the IRS nor preclude it from adopting a contrary position. Furthermore, there can be no assurance that the IRS will not assert, or that a court would not sustain, a position contrary to any position set forth herein or in the opinion. SPAC has not requested, and does not intend to request, a ruling from the IRS as to the U.S. federal income tax consequences of the SPAC Domestication. Accordingly, each Holder of SPAC Securities is urged to consult its tax advisors with respect to the particular tax consequences of the SPAC Domestication to such Holder.

Assuming the SPAC Domestication qualifies as an F Reorganization, the SPAC Domestication should be treated for U.S. federal income tax purposes as if SPAC (i) transferred all of its assets and liabilities to SPAC Delaware in exchange for all of the outstanding stock and securities of SPAC Delaware; and (ii) then distributed such stock and securities to the holders of SPAC Securities in liquidation of SPAC. The taxable year of SPAC will be deemed to end on the date of the SPAC Domestication.

If the SPAC Domestication fails to qualify as an F Reorganization (and does not otherwise qualify as a “reorganization” within the meaning of Section 368(a) of the Code), a Holder of SPAC Securities generally would be treated for U.S. federal income tax purposes as having exchanged its SPAC Securities in SPAC for SPAC Securities in SPAC Delaware in a taxable transaction.

II. U.S. HOLDERS

As used in this proxy statement/prospectus, a “U.S. Holder” is a beneficial owner of a SPAC Security or a Pubco Security, as applicable, that for U.S. federal income tax purposes is, or is treated as:

(a)	an individual who is a citizen or resident of the United States;

(b)	a corporation that is created or organized in or under the laws of the United States or any state in the United States or the District of Columbia;

(c)	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

(d)

a trust if (1) a U.S. court can exercise primary supervision over the administration of such trust and one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a United States person.

A. U.S. Federal Income Tax Effects of the SPAC Domestication to U.S. Holders

1. Generally

Assuming the SPAC Domestication qualifies as an F Reorganization, U.S. Holders of SPAC Securities in SPAC that are exchanged for SPAC Securities in SPAC Delaware generally should not recognize gain or loss for U.S. federal income tax purposes in connection with the SPAC Domestication, except as provided below under the sections entitled “—3. Effects of Section 367 to U.S. Holders of SPAC Class A Shares” and “—B. PFIC Considerations.”

Subject to the discussion below under the section entitled “—B. PFIC Considerations,” if the SPAC Domestication fails to qualify as an F Reorganization (and does not otherwise qualify as a “reorganization” within the meaning of Section 368(a) of the Code), a U.S. Holder of SPAC Securities generally would recognize gain or loss with respect to its SPAC Securities in an amount equal to the difference, if any, between the fair market value of the corresponding SPAC Securities in SPAC Delaware received in the SPAC Domestication and the U.S. Holder’s adjusted tax basis in its SPAC Securities in SPAC surrendered.

U.S. Holders exercising redemption rights will be subject to the potential tax consequences of the SPAC Domestication. All U.S. Holders considering exercising redemption rights with respect to SPAC Class A Shares or with respect to the SPAC Public Warrants are urged to consult with their tax advisors with respect to the potential tax consequences to them of the SPAC Domestication and exercise of redemption rights.

2. Basis and Holding Period Considerations

Assuming the SPAC Domestication qualifies as an F Reorganization, subject to the discussion below under the section entitled “—B. PFIC Considerations”: (i) the tax basis of a share of SPAC Class A Shares or a SPAC Warrant deemed received by a U.S. Holder in the SPAC Domestication in exchange for SPAC Class A Shares and a SPAC Public Warrant in SPAC will equal the U.S. Holder’s tax basis in the SPAC Class A Share or SPAC Public Warrant of SPAC surrendered in exchange therefor, increased by any amount included in the income of such U.S. Holder as a result of Section 367 of the Code (as discussed below) and (ii) the holding period for a SPAC Class A Share in SPAC Delaware or a SPAC Public Warrant in SPAC Delaware received by a U.S. Holder will include such U.S. Holder’s holding period for the SPAC Class A Share or SPAC Public Warrant surrendered in exchange therefor.

If the SPAC Domestication fails to qualify as an F Reorganization (and does not otherwise qualify as a “reorganization” within the meaning of Section 368(a) of the Code), the U.S. Holder’s basis in the SPAC Class A Shares and SPAC Warrants in SPAC Delaware would be equal to the sum of the fair market value of such Class A Shares and SPAC Warrants in SPAC Delaware on the date of the SPAC Domestication, and such U.S. Holder’s holding period for such Class A Shares and SPAC Warrants in SPAC Delaware would begin on the day following the date of the SPAC Domestication. Holders who hold different blocks of SPAC Securities (generally, SPAC Securities purchased or acquired on different dates or at different prices) should consult their tax advisors to determine how the above rules apply to them, and the discussion above is general in nature and does not specifically address all of the consequences to U.S. Holders who hold different blocks of SPAC Securities.

3. Effects of Section 367 to U.S. Holders of SPAC Class A Shares

Section 367 of the Code applies to certain transactions involving foreign corporations, including a domestication of a foreign corporation in a transaction that qualifies as an F Reorganization. Subject to the discussion below under the section entitled “—B. PFIC Considerations,” Section 367(b) of the Code and the Treasury Regulations promulgated thereunder impose U.S. federal income tax on certain U.S. persons (as defined under Section 7701(a)(30) of the Code) in connection with transactions that would otherwise be tax-deferred. Section 367(b) of the Code will generally apply to U.S. Holders on the date of the SPAC Domestication, including any such U.S. Holders exercising redemption rights.

a. U.S. Holders Who Own Ten Percent or More (By Vote or Value) of SPAC Common Shares

Subject to the discussion below under the section entitled “—B. PFIC Considerations,” a U.S. Holder who (actually or constructively) owns 10% or more of SPAC Common Shares by vote or value (“10% U.S. Shareholder”) on the date of the SPAC Domestication must include in income as a deemed dividend deemed paid by SPAC the “all earnings and profits amount” attributable to the SPAC Class A Shares such U.S. Holder directly owns within the meaning of Treasury Regulations under Section 367(b) of the Code. A U.S. Holder’s ownership of SPAC Warrants will be taken into account in determining whether such U.S. Holder is a 10% U.S. Shareholder. Complex attribution rules apply in determining whether a U.S. Holder is a 10% U.S. Shareholder and all U.S. Holders are urged to consult their tax advisors with respect to these attribution rules.

U.S. Shareholder’s “all earnings and profits amount” with respect to such Holder’s SPAC Class A Shares is the net positive earnings and profits of SPAC attributable to such SPAC Class A Shares (each as determined under Treasury Regulations under Section 367(b) of the Code) but without regard to any gain that would be realized on a sale or exchange of such SPAC Class A Shares. Treasury Regulations under Section 367(b) of the Code provide that the “all earnings and profits amount” attributable to a shareholder’s stock is determined according to the principles of Section 1248 of the Code. In general, Section 1248 of the Code and the Treasury Regulations under the Code provide that the amount of earnings and profits attributable to a block of stock (as defined in Treasury Regulations under Section 1248 of the Code) in a foreign corporation is the ratably allocated portion of the foreign corporation’s earnings and profits generated during the period the shareholder held the block of stock.

SPAC does not expect to have significant, if any, cumulative net earnings and profits on the date of the SPAC Domestication. If SPAC’s cumulative net earnings and profits through the date of the SPAC Domestication is less than or equal to zero, then a 10% U.S. Shareholder should not be required to include in gross income an “all earnings and profits amount” with respect to its SPAC Class A Shares. However, the determination of earnings and profits is complex and may be impacted by numerous factors (including matters discussed in this proxy statement/prospectus). It is possible that the amount of SPAC’s cumulative net earnings and profits could be positive through the date of the SPAC Domestication, in which case a 10% U.S. Shareholder would be required to include its “all earnings and profits amount” in income as a deemed dividend deemed paid by SPAC under Treasury Regulations under Section 367(b) of the Code as a result of the SPAC Domestication. Any such deemed dividend is expected to be treated as foreign-source income for U.S. federal income tax purposes, and is not expected to be eligible for preferential tax rates because SPAC is expected to be treated as a PFIC.

b. U.S. Holders Who Own Less Than Ten Percent (By Vote and Value) of SPAC Common Shares

Subject to the discussion below under the section entitled “—B. PFIC Considerations,” a U.S. Holder who, on the date of the SPAC Domestication, is not a 10% U.S. Shareholder and whose SPAC Class A Shares have a fair market value of $50,000 or more on the date of the SPAC Domestication will recognize gain (but not loss) with respect to the SPAC Class A Shares received in the SPAC Domestication or, in the alternative, may elect to recognize the “all earnings and profits” amount attributable to such U.S. Holder’s SPAC Class A Shares as described below.

Subject to the discussion below under the section entitled “—B. PFIC Considerations,” unless a U.S. Holder makes the “all earnings and profits election” as described below, such U.S. Holder generally must recognize gain (but not loss) with respect to SPAC Class A Shares received in the SPAC Domestication in an amount equal to the excess of the fair market value of such SPAC Class A Shares over the U.S. Holder’s adjusted tax basis in the SPAC Class A Shares of SPAC deemed surrendered in exchange therefor. U.S. Holders who hold different blocks of SPAC Class A Shares of SPAC (generally, SPAC Class A Shares of SPAC purchased or acquired on different dates or at different prices) should consult their tax advisors to determine how the above rules apply to them.

In lieu of recognizing any gain as described in the preceding paragraph, a U.S. Holder may elect to include in income as a deemed dividend deemed paid by SPAC the “all earnings and profits amount” attributable to its SPAC Class A Shares under Section 367(b) of the Code. There are, however, strict conditions for making this election. This election must comply with applicable Treasury Regulations and generally must include, among other things:

(i)	a statement that the SPAC Domestication is a Section 367(b) exchange (within the meaning of the applicable Treasury Regulations);

(ii)	a complete description of the SPAC Domestication;

(iii)	a description of any stock, securities or other consideration transferred or received in the SPAC Domestication;

(iv)	a statement describing the amounts required to be taken into account for U.S. federal income tax purposes;

(v)

a statement that the U.S. Holder is making the election described in Treasury Regulations Section 1.367(b)-3(c)(3), which must include (i) a copy of the information that the U.S. Holder received from SPAC establishing and substantiating the U.S. Holder’s “all earnings and profits amount” with respect to the U.S. Holder’s SPAC Class A Shares and (ii) a representation that the U.S. Holder has notified SPAC (or Pubco) that the U.S. Holder is making the election described in Treasury Regulations Section 1.367(b)-3(c)(3); and

(vi)	certain other information required to be furnished with the U.S. Holder’s tax return or otherwise furnished pursuant to the Code or the Treasury Regulations.

The election must be attached by an electing U.S. Holder to such U.S. Holder’s timely filed U.S. federal income tax return (including extensions, if any) for the taxable year in which the SPAC Domestication occurs, and the U.S. Holder must send notice of making the election to SPAC or Pubco no later than the date such tax return is filed. In connection with this election, Pubco will endeavor to make available to U.S. Holders of SPAC Class A Shares, upon written request, information regarding SPAC’s earnings and profits.

SPAC does not expect to have significant, if any, cumulative earnings and profits through the date of the SPAC Domestication and if that proves to be the case, U.S. Holders who make this election are not expected to have a significant income inclusion under Section 367(b) of the Code, provided that the U.S. Holder properly executes the election and complies with the applicable notice requirements. However, as noted above, if it were determined that SPAC had positive earnings and profits through the date of the SPAC Domestication, a U.S. Holder that makes the election described in this proxy statement/prospectus could have an “all earnings and profits amount” with respect to its SPAC Class A Shares, and thus could be required to include that amount in income as a deemed dividend deemed paid by SPAC under applicable Treasury Regulations as a result of the SPAC Domestication. Any such deemed dividend is expected to be treated as foreign-source income for U.S. federal income tax purposes, and is not expected to be eligible for preferential tax rates because SPAC is expected to be treated as a PFIC.

EACH U.S. HOLDER IS URGED TO CONSULT ITS OWN TAX ADVISORS REGARDING THE CONSEQUENCES TO IT OF MAKING AN ELECTION TO INCLUDE IN INCOME THE “ALL EARNINGS AND PROFITS AMOUNT” ATTRIBUTABLE TO ITS SPAC CLASS A SHARES OF SPAC UNDER SECTION 367(b) OF THE CODE AND THE APPROPRIATE FILING REQUIREMENTS WITH RESPECT TO SUCH AN ELECTION.

A U.S. Holder who, on the date of the SPAC Domestication, is not a 10% U.S. Shareholder and whose SPAC Class A Shares have a fair market value of less than $50,000 on the date of the SPAC Domestication generally should not be required by Section 367(b) of the Code and the Treasury Regulations promulgated thereunder to recognize any gain or loss or include any part of the “all earnings and profits amount” in income in connection with the SPAC Domestication. However, such U.S. Holder may be subject to taxation under the PFIC rules as discussed below under the section entitled “—B. PFIC Considerations” including on subsequent dispositions of its stock or warrants after the SPAC Domestication, if SPAC were a PFIC at any time during the period such U.S. Holder held the SPAC Class A Shares or SPAC Public Warrants and such U.S. Holder is a Non-Electing Shareholder (as defined below).

4. Tax Consequences for U.S. Holders of SPAC Public Warrants

Assuming the SPAC Domestication qualifies as an F Reorganization, subject to the considerations described above under the section entitled “—3. Effects of Section 367 to U.S. Holders of SPAC Class A Shares—a. U.S. Holders Who Own Ten Percent or More (By Vote or Value) of SPAC Common Shares” relating to a U.S. Holder’s ownership of SPAC Warrants being taken into account in determining whether such U.S. Holder is a 10% U.S. Shareholder for purposes of Section 367(b) of the Code and the considerations described below under the section entitled “—B. PFIC Considerations” relating to the PFIC rules, a U.S. Holder of SPAC Public Warrants should not be subject to U.S. federal income tax with respect to the exchange of SPAC Public Warrants of SPAC for SPAC Public Warrants of SPAC Delaware in the SPAC Domestication.

ALL U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE EFFECT OF SECTION 367 OF THE CODE TO THEIR PARTICULAR CIRCUMSTANCES.

B. PFIC Considerations

Regardless of whether the SPAC Domestication qualifies as an F Reorganization (and, if the SPAC Domestication qualifies as an F Reorganization, in addition to the discussion below under the section entitled “3. Effects of Section 367 to U.S. Holders of SPAC Class A Shares”) or the SPAC Merger qualifies under Section 351(a) and Section 351(b) of the Code, the SPAC Domestication or SPAC Merger could be a taxable event to U.S. Holders under the PFIC provisions of the Code if SPAC is considered a PFIC.

1. Definition of a PFIC

A foreign (i.e., non-United States) corporation will be classified as a PFIC for U.S. federal income tax purposes if either (i) at least 75% of its gross income in a taxable year, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income or (ii) at least 50% of its assets in a taxable year (generally determined based on fair market value and averaged quarterly over the year), including its pro rata share of the assets of any corporation in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business received from unrelated persons) and gains from the disposition of passive assets. The determination of whether a foreign corporation is a PFIC is made annually. Pursuant to a “startup exception,” a foreign corporation will not be a PFIC for the first taxable year the foreign corporation has gross income (the “startup year”) if (1) no predecessor of the foreign corporation was a PFIC; (2) the foreign corporation satisfies the IRS that it will not be a PFIC for either of the first two taxable years following the startup year; and (3) the foreign corporation is not in fact a PFIC for either of those years.

2. PFIC Status of SPAC

Based upon the composition of its income and assets, and upon a review of its financial statements, SPAC believes that it likely will not be eligible for the startup exception and therefore likely has been a PFIC since its first taxable year and will likely be considered a PFIC for each taxable year thereafter, including the taxable year which ends as a result of the SPAC Domestication.

3. Effects of PFIC Rules on the SPAC Domestication

Even if the SPAC Domestication qualifies as an F Reorganization, Section 1291(f) of the Code requires that, to the extent provided in Treasury Regulations, a U.S. person who disposes of stock of a PFIC (including for this purpose, under a proposed Treasury Regulation that generally treats an “option” (which would generally include a SPAC Public Warrant) to acquire the stock of a PFIC as stock of the PFIC, exchanging warrants of a PFIC for newly issued warrants in connection with the SPAC Domestication) recognizes gain notwithstanding any other provision of the Code. No final Treasury Regulations are currently in effect under Section 1291(f) of the Code. However, proposed Treasury Regulations under Section 1291(f) of the Code have been promulgated with a retroactive proposed effective date. If finalized in their current form, those proposed Treasury Regulations would require gain recognition to U.S. Holders of SPAC Class A Shares of SPAC and SPAC Public Warrants of SPAC as a result of the SPAC Domestication if:

(i)	SPAC were classified as a PFIC at any time during such U.S. Holder’s holding period in such SPAC Class A Shares or SPAC Public Warrants in SPAC; and

(ii)

the U.S. Holder had not timely made (i) a QEF Election (as defined below) for the first taxable year in which the U.S. Holder owned such SPAC Class A Shares or in which SPAC was a PFIC, whichever is later (or a QEF Election along with a purging election), or (ii) an MTM Election (as defined below) with respect to such SPAC Class A Shares. Under current law, neither a QEF Election nor an MTM Election can be made with respect to warrants (including SPAC Public Warrants).

The tax on any such recognized gain would be imposed based on a complex set of computational rules designed to offset the tax deferral with respect to the undistributed earnings of SPAC. Under these rules (the “excess distribution regime”):

(i)	the U.S. Holder’s gain will be allocated ratably over the U.S. Holder’s holding period for such U.S. Holder’s SPAC Class A Shares or SPAC Public Warrants in SPAC;

(ii)

the amount of gain allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain, or to the period in the U.S. Holder’s holding period before the first day of the first taxable year in which SPAC was a PFIC, will be taxed as ordinary income;

(iii)

the amount of gain allocated to other taxable years (or portions of such taxable years) of the U.S. Holder and included in such U.S. Holder’s holding period would be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

(iv)

an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the U.S. Holder in respect of the tax attributable to each such other taxable year (described in the third bullet above) of such U.S. Holder.

The proposed Treasury Regulations provide coordinating rules with Section 367(b) of the Code, whereby, if the gain recognition rule of the proposed Treasury Regulations applied to a disposition of PFIC stock that results from a transfer with respect to which Section 367(b) of the Code requires the U.S. Holder to recognize gain or include an amount in income as a deemed dividend deemed paid by SPAC, the gain realized on the transfer is taxable as an excess distribution under the excess distribution regime, and the excess, if any, of the amount to be included in income under Section 367(b) of the Code over the gain realized under the excess distribution regime is taxable as provided under Section 367(b) of the Code. See the discussion above under the section entitled “—3. Effects of Section 367 to U.S. Holders of SPAC Class A Shares.”

It is difficult to predict whether, in what form and with what effective date, final Treasury Regulations under Section 1291(f) of the Code may be adopted or how any such final Treasury Regulations would apply. Therefore, U.S. Holders of SPAC Class A Shares that have not made a timely and effective QEF Election (or a QEF

Election along with a purging election) or an MTM Election (each as defined below) may, pursuant to the proposed Treasury Regulations, be subject to taxation under the PFIC rules on the SPAC Domestication with respect to their SPAC Class A Shares and SPAC Public Warrants under the excess distribution regime in the manner set forth above. A U.S. Holder that made a timely and effective QEF Election (or a QEF Election along with a purging election) or an MTM Election with respect to its SPAC Class A Shares is referred to in this proxy statement/prospectus as an “Electing Shareholder” and a U.S. Holder that is not an Electing Shareholder is referred to in this proxy statement/prospectus as a “Non-Electing Shareholder.”

As discussed above, proposed Treasury Regulations issued under the PFIC rules generally treats an “option” (which would include a SPAC Public Warrant) to acquire the stock of a PFIC as stock of the PFIC, while final Treasury Regulations issued under the PFIC rules provide that neither a QEF Election nor an MTM Election (as defined below) may be made with respect to options. Therefore, it is possible that the proposed Treasury Regulations, if finalized in their current form, would apply to cause gain recognition on the exchange of SPAC Public Warrants in SPAC for SPAC Public Warrants in SPAC Delaware pursuant to the SPAC Domestication.

Any gain recognized by a Non-Electing Shareholder of SPAC Class A Shares or a U.S. Holder of SPAC Public Warrants in SPAC as a result of the SPAC Domestication pursuant to the PFIC rules may be subject to U.S. federal income taxation to the extent such U.S. Holder’s shares have a fair market value in excess of such U.S. Holder’s tax basis therein and taxed under the excess distribution regime in the manner set forth above, with no corresponding receipt of cash.

As noted above, if SPAC is considered a PFIC, the SPAC Domestication could be a taxable event under the PFIC rules regardless of whether the SPAC Domestication qualifies as an F Reorganization, and, absent a QEF Election (or a timely QEF Election along with a purging election) or an MTM Election, a U.S. Holder would be taxed under the excess distribution regime in the manner set forth above.

If a U.S. Holder (including a U.S. Holder of SPAC Public Warrants) that did not (or does not) make a timely QEF Election (or a timely QEF Election along with a timely purging election) or an MTM Election with respect to its SPAC Class A Shares and/or SPAC Public Warrants and does not recognize its gain in connection with the SPAC Shares or SPAC Public Warrants, such U.S. Holder may also be subject to Section 1291(f) of the Code (and any Treasury Regulations thereunder) on a subsequent sale or disposition of such stock after the SPAC Domestication in a taxable transaction (including in the redemption) or with respect to the SPAC Merger and therefore be required to recognize gain on the SPAC Merger that is subject to the special tax and interest charge rules treating the gain as an excess distribution, as described herein.

ALL U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE EFFECTS OF THE PFIC RULES ON THE SPAC DOMESTICATION, INCLUDING THE IMPACT OF ANY PROPOSED OR FINAL TREASURY REGULATIONS.

4. QEF Election and Mark-to-Market Election

The impact of the PFIC rules on a U.S. Holder of SPAC Class A Shares will depend on whether the U.S. Holder has made a timely and effective election to treat SPAC as a “qualified electing fund” under Section 1295 of the Code for the taxable year that is the first year in the U.S. Holder’s holding period of SPAC Class A Shares during which SPAC qualified as a PFIC (a “QEF Election”) or, if in a later taxable year, the U.S. Holder made a QEF Election along with a purging election. One type of purging election creates a deemed sale of the U.S. Holder’s SPAC Class A Shares at their then fair market value and requires the U.S. Holder to recognize gain pursuant to such purging election subject to the excess distribution regime described above. As a result of any such purging election, the U.S. Holder would increase the adjusted tax basis in its SPAC Class A Shares by the amount of the gain recognized and, solely for purposes of the PFIC rules, would have a new holding period in its SPAC Class A Shares. U.S. Holders are urged to consult their tax advisors as to the application of the rules governing purging elections to their particular circumstances.

A U.S. Holder’s ability to make a timely and effective QEF Election (or a QEF Election along with a purging election) with respect to its SPAC Class Common A Shares is contingent upon, among other things, the provision by SPAC of a “PFIC Annual Information Statement” to such U.S. Holder. SPAC or Pubco (as applicable) will endeavor to provide a requesting U.S. Holder such information the IRS may require, including a PFIC Annual Information Statement, for making or maintaining a QEF Election (or making a QEF Election along with a purging election) for SPAC’s taxable year that ends on the date of the SPAC Domestication (and prior taxable years) but there is no assurance that SPAC or Pubco will timely provide such required information.

As discussed above, a U.S. Holder is not able to make a QEF Election with respect to SPAC Public Warrants under current law. An Electing Shareholder generally would not be subject to the excess distribution regime discussed above with respect to their SPAC Class A Shares. As a result, an Electing Shareholder generally should not recognize gain or loss as a result of the SPAC Domestication or SPAC Merger except to the extent described under “—3. Effects of Section 367 to U.S. Holders of SPAC Class A Shares,” and “—C. U.S. Federal Income Tax Consequences of the SPAC Merger” and subject to the discussion above under “—A. U.S. Federal Income Tax Effects of the SPAC Domestication to U.S. Holders” and “—C. U.S. Federal Income Tax Consequences of the SPAC Merger”.

The impact of the PFIC rules on a U.S. Holder of SPAC Class A Shares may also depend on whether the U.S. Holder has made a mark-to-market election under Section 1296 of the Code (an “MTM Election”). U.S. Holders who hold (actually or constructively) stock of a foreign corporation that is classified as a PFIC may elect to mark such stock to its market value each taxable year if such stock is “marketable stock,” generally, stock that is regularly traded on a stock exchange that is registered with the SEC, including the NASDAQ. No assurance can be given that SPAC Class A Shares are considered to be marketable stock for purposes of the MTM Election for any taxable year or whether the other requirements of this election are satisfied. If such an election is available and has been made, such Electing Shareholder generally would not be subject to the excess distribution regime discussed above with respect to their SPAC Class A Shares in connection with the SPAC Domestication. Instead, in general, such Electing Shareholder would include as ordinary income each year the excess, if any, of the fair market value of its SPAC Class A Shares of SPAC at the end of its taxable year over its adjusted tax basis in its SPAC Class A Shares. The Electing Shareholder also will recognize an ordinary loss in respect of the excess, if any, of its adjusted tax basis in its SPAC Class A Shares over the fair market value of its SPAC Class A Shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the MTM Election). The Electing Shareholder’s tax basis in its SPAC Class A Shares will be adjusted to reflect any such income or loss amounts, and any further gain on a sale or other disposition of its SPAC Class A Shares (including in the redemption or if the SPAC Domestication does not qualify as an F Reorganization) or in the SPAC Merger will be treated as ordinary income (and any further loss recognized on such sale or disposition in excess of the net amount previously included in income as a result of the MTM Election would be capital loss). However, if the MTM Election is not made by a U.S. Holder with respect to the first taxable year of its holding period for the SPAC Class A Shares in which SPAC is a PFIC, then the excess distribution regime discussed above will apply to certain dispositions of, distributions on and other amounts taxable with respect to, SPAC Class A Shares, including in connection with the SPAC Domestication and SPAC Merger. Under current law, an MTM Election is not available with respect to warrants, including the SPAC Public Warrants.

THE RULES DEALING WITH PFICS ARE VERY COMPLEX AND ARE IMPACTED BY VARIOUS FACTORS IN ADDITION TO THOSE DESCRIBED ABOVE, INCLUDING THE APPLICATION OF THE RULES ADDRESSING OVERLAPS IN THE PFIC RULES AND THE SECTION 367(b) RULES AND THE RULES RELATING TO CONTROLLED FOREIGN CORPORATIONS. ALL U.S. HOLDERS OF SPAC SECURITIES ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE CONSEQUENCES TO THEM OF THE PFIC RULES, INCLUDING WHETHER A QEF ELECTION (OR A QEF ELECTION ALONG WITH A PURGING ELECTION), AN MTM ELECTION OR ANY OTHER ELECTION IS AVAILABLE AND WHETHER AND HOW ANY OVERLAP RULES APPLY, AND THE CONSEQUENCES TO THEM OF ANY SUCH ELECTION OR OVERLAP RULE AND THE IMPACT OF ANY PROPOSED OR FINAL PFIC TREASURY REGULATIONS.

C. U.S. Federal Income Tax Consequences of the SPAC Merger

1. Treatment of the SPAC Merger

The parties to the BCA intend that the exchange of SPAC Securities for Pubco Securities pursuant to the SPAC Merger, taken together with the Company Merger and certain other Transaction as part of the Business

Combination, is intended to be treated as an exchange in which no gain or loss is recognized under Section 351(a) of the Code (except in respect of the receipt of Pubco Warrants in the SPAC Merger pursuant to Section 351(b) of the Code, as described below). No ruling has been, or will be, sought from the IRS by SPAC or Pubco with respect to the SPAC Merger, and there can be no assurance that the IRS will not challenge the qualification of the SPAC Merger as an exchange subject to Section 351(a) and Section 351(b) of the Code or that a court would not sustain such a challenge. Qualification as an exchange under Section 351(a) and Section 351(b) of the Code is subject to a number of requirements. Additionally, Section 351(a) and Section 351(b) of the Code are generally inapplicable to transfers to an “investment company”, as defined for purposes of Section 351 of the Code. While the parties believe that Pubco should not be treated as an “investment company” for this purpose, there is no authority directly addressing the treatment of XRP tokens in this context. If any requirement for qualification as an exchange under Section 351(a) and Section 351(b) of the Code is not met, then a U.S. Holder of SPAC Securities would recognize gain or loss in the SPAC Merger in an amount equal to the difference, if any, between the fair market value (as of the Closing) of the Pubco Securities (as defined below) received by such U.S. Holder in the SPAC Merger and such U.S. Holder’s aggregate tax basis in the SPAC Securities surrendered in exchange therefor.

The remainder of this discussion assumes that the exchange of SPAC Securities for Pubco Securities pursuant to the SPAC Merger will qualify under Section 351(a) and Section 351(b) of the Code.

A U.S. Holder that receives only Pubco Class A Common Stock in exchange for SPAC Class A Shares in the SPAC Merger generally should not recognize any gain or loss on such exchange. In such case, the aggregate adjusted tax basis of the Pubco Class A Common Stock received in the SPAC Merger by a U.S. Holder will be equal to the adjusted tax basis of the SPAC Class A Shares exchanged therefor. The holding period of the Pubco Class A Common Stock will include the holding period during which the SPAC Class A Shares exchanged therefor were held by such U.S. Holder (which, as discussed above, will include the holding period of any SPAC Class A Shares of SPAC surrendered in the SPAC Domestication).

A U.S. Holder that surrenders both SPAC Class A Shares and SPAC Public Warrants in the Business Combination in exchange for both Pubco Class A Common Stock and Pubco Warrants will generally be required to recognize capital gain (but not loss) in an amount equal to the lesser of (i) the amount of gain realized by such U.S. Holder (generally, the excess of (x) the sum of the fair market value of the SPAC Class A Shares and SPAC Warrants exchanged over (y) such U.S. Holder’s aggregate adjusted tax basis in such SPAC Class A Shares and SPAC Warrants) and (ii) the fair market value of the Pubco Warrants received by such U.S. Holder in such exchange. As a result of such an exchange, such U.S. Holder will have a tax basis in the Pubco Class A Common Stock equal to the tax basis in the SPAC Class A Shares and SPAC Warrants surrendered, plus any gain recognized by such U.S. Holder in the exchange, less the fair market value of the Pubco Warrants received. In addition, such U.S. Holder’s tax basis in the Pubco Warrants will be equal to the fair market value of such Pubco Warrants, determined on the date of the Business Combination. In addition, the holding period for the Pubco Class A Common Stock will include the period during which the U.S. Holder held its SPAC Class A Shares, and the holding period for the Pubco Warrants will start on the day after the Business Combination.

Any capital gain recognized in the exchange generally will be long-term capital gain if the U.S. Holder’s holding period for the SPAC Securities disposed of in the SPAC Merger exceeds one year. Long-term capital gains recognized by non-corporate U.S. Holders generally will be eligible to be taxed at reduced rates. The deductibility of capital losses is subject to limitations.

U.S. Holders who actually or constructively own at least five percent by vote or value of the total outstanding Pubco Common Shares may be subject to special reporting requirements with respect to the SPAC Merger, and such holders should consult with their tax advisors with respect to their reporting requirements.

Each U.S. Holder receiving Pubco Class A Common Stock should consult with such holder’s own tax advisors as to the allocation of its tax basis among its shares of Pubco Class A Common Stock.

2. Holders receiving only PubCo Warrants in the SPAC Merger

Whether or not the exchange of SPAC Securities for Pubco Securities pursuant to the SPAC Merger qualifies under Section 351(a) of the Code, a U.S. Holder that holds only SPAC Public Warrants and exchanges such SPAC Public Warrants for Pubco Warrants pursuant to the SPAC Merger should generally recognize capital gain or loss equal to the difference between the fair market value of the Pubco Warrants received by the U.S. Holder in such exchange and the U.S. Holder’s tax basis in the SPAC Public Warrants surrendered.

Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period for the SPAC Public Warrants disposed of in the SPAC Merger exceeds one year. Long-term capital gains recognized by non-corporate U.S. Holders generally will be eligible to be taxed at reduced rates. The deductibility of capital losses is subject to limitations.

U.S. Holders of SPAC Public Warrants are urged to consult with their tax advisors regarding the treatment of their warrants in connection with the Business Combination.

D. U.S. Federal Income Tax Considerations to U.S. Holders of Exercising Redemption Rights

1. Generally

The U.S. federal income tax consequences to a U.S. Holder of SPAC Class A Shares of SPAC Delaware that exercises its redemption rights with respect to such SPAC Class A Shares will depend on whether the redemption qualifies as a sale of under Section 302 of the Code and is subject in its entirety to the discussion of the PFIC rules as discussed above under the section entitled “—B. PFIC Considerations”. If the redemption qualifies as a sale of shares by a U.S. Holder, the tax consequences to such U.S. Holder are as described below under the section entitled “—3. Taxation of Redemption Treated as a Sale.” If the redemption does not qualify as a sale of shares, a U.S. Holder will be treated as receiving a corporate distribution with the tax consequences to such U.S. Holder as described below under the section entitled “—2. Taxation of Redemption Treated as a Distribution.”

Whether a redemption of shares qualifies for sale treatment will depend largely on the total number of shares of SPAC Common Shares treated as held by the redeemed U.S. Holder before and after the redemption (including any shares treated as constructively owned by the U.S. Holder as a result of owning SPAC Warrants and any shares that a U.S. Holder would directly or indirectly acquire pursuant to the Transactions) relative to all of the SPAC Common Shares outstanding both before and after the redemption. For this purpose, it is expected that the disposition of SPAC Common Shares in the SPAC Merger will be taken into account for purposes of determining ownership of SPAC Common Shares after the redemption. The redemption generally will be treated as a sale of shares (rather than as a corporate distribution) if the redemption (1) is “substantially disproportionate” with respect to the U.S. Holder, (2) results in a “complete termination” of the U.S. Holder’s interest in SPAC or (3) is “not essentially equivalent to a dividend” with respect to the U.S. Holder. These tests are explained more fully below.

In determining whether any of the foregoing tests result in a redemption qualifying for sale treatment, a U.S. Holder takes into account not only shares actually owned by the U.S. Holder, but also shares that are constructively owned by it under certain attribution rules set forth in the Code. A U.S. Holder may constructively own, in addition to shares owned directly, shares owned by certain related individuals and entities in which the U.S. Holder has an interest or that have an interest in such U.S. Holder, as well as any shares that the holder has a right to acquire by exercise of an option, which would generally include shares which could be acquired pursuant to the exercise of SPAC Public Warrants. Moreover, any shares that a U.S. Holder directly or constructively acquires pursuant to the Transactions generally should be included in determining the U.S. federal income tax treatment of the redemption.

In order to meet the “substantially disproportionate” test, the percentage of SPAC’s outstanding voting stock actually and constructively owned by the U.S. Holder immediately following the redemption of shares must, among other requirements, be less than 80% of the percentage of SPAC’s outstanding voting stock actually and constructively owned by the U.S. Holder immediately before the redemption (determined based on reduction in voting power, and taking into account redemptions by other holders and possibly the Pubco stock to be issued pursuant to the Transactions). There will be a “complete termination” of a U.S. Holder’s interest in SPAC if either (1) all of the shares actually and constructively owned by the U.S. Holder are redeemed or (2) all of the shares actually owned by the U.S. Holder are redeemed and the U.S. Holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of stock owned by certain family members and the U.S. Holder does not constructively own any other shares (including any stock constructively owned by the U.S. Holder as a result of owning SPAC Warrants). The redemption will not be “essentially equivalent to a dividend” if the redemption results in a “meaningful reduction” of the U.S. Holder’s proportionate interest in SPAC. Whether the redemption will result in a meaningful reduction in a U.S. Holder’s proportionate interest in SPAC will depend on the particular facts and circumstances. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority stockholder in a publicly held corporation where such stockholder exercises no control over corporate affairs may constitute such a “meaningful reduction.”

If none of the foregoing tests is satisfied, then the redemption of shares generally will be treated as a corporate distribution to the redeemed U.S. Holder and the tax effects to such a U.S. Holder will be as described below under the section entitled “—2. Taxation of Redemption Treated as a Distribution.” After the application of those rules, any remaining tax basis of the U.S. Holder in the redeemed shares will be added to the U.S. Holder’s adjusted tax basis in its remaining SPAC Common Shares or, if it has none, to the U.S. Holder’s adjusted tax basis in its SPAC Public Warrants or possibly in other SPAC Common Shares constructively owned by it.

U.S. Holders exercising redemption rights will be subject to the potential tax consequences of the SPAC Domestication (discussed further above).

U.S. Holders who actually or constructively own at least five percent by vote or value of the total outstanding SPAC Common Shares may be subject to special reporting requirements with respect to a redemption of shares, and such holders should consult with their tax advisors with respect to their reporting requirements.

2. Taxation of Redemption Treated as a Distribution

If the redemption of a U.S. Holder’s shares is treated as a corporate distribution, as discussed above under the section entitled “—1. Generally,” the amount of cash received in the redemption generally will constitute a dividend for U.S. federal income tax purposes to the extent paid from SPAC’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles.

Distributions in excess of SPAC’s current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in its shares. Any remaining excess will be treated as gain realized on the sale of shares and will be treated as described below under the section entitled “—3. Taxation of Redemption Treated as a Sale.”

3. Taxation of Redemption Treated as a Sale

If the redemption of a U.S. Holder’s shares is treated as a sale, as discussed above under the section entitled “—1. Generally,” a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount of cash received in the redemption and the U.S. Holder’s adjusted tax basis in the shares redeemed. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period for the shares so disposed of exceeds one year. Long-term capital gains recognized by non-corporate U.S. Holders generally will be eligible to be taxed at reduced rates. The deductibility of capital losses is subject to limitations.

U.S. Holders who hold different blocks of shares (including as a result of holding different blocks of SPAC Class A Shares purchased or acquired on different dates or at different prices) should consult their tax advisors to determine how the above rules apply to them.

ALL U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS AS TO THE TAX CONSEQUENCES TO THEM OF AN EXERCISE OF REDEMPTION RIGHTS, INCLUDING ANY POTENTIAL APPLICATION OF THE PFIC RULES.

E. Tax Consequences of Ownership and Disposition of Pubco Securities

1. Taxation of Distributions

In general, distributions of cash or other property to U.S. Holders of Pubco Class A Common Stock (other than certain distributions of Pubco stock or rights to acquire Pubco stock) generally will constitute dividends for U.S. federal income tax purposes to the extent paid from Pubco’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of current and accumulated earnings and profits generally will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in its Pubco Class A Common Stock. Any remaining excess generally will be treated as gain realized on the sale or other disposition of the Pubco Class A Common Stock, as described below under the section entitled “—2. Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Pubco Securities.”

Dividends paid to a U.S. Holder that is classified as a taxable corporation for U.S. federal income tax purposes generally will qualify for the dividends received deduction if the requisite holding period is satisfied. With certain exceptions (including dividends treated as investment income for purposes of investment interest deduction limitations), and provided certain holding period requirements are met, dividends paid to a non-corporate U.S. Holder generally will constitute “qualified dividend income” subject to tax at reduced rates applicable to long-term capital gains.

2. Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Pubco Securities

Upon a sale or other taxable disposition of Pubco Securities (which, in general, would include a redemption of Pubco Warrants that is treated as a sale of such warrants as described below), a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in the Pubco Securities. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period for the Pubco Securities so disposed of exceeds one year. Long-term capital gains recognized by non-corporate U.S. Holders may be eligible to be taxed at reduced rates. The deductibility of capital losses is subject to limitations.

Generally, the amount of gain or loss recognized by a U.S. Holder is an amount equal to the difference between (i) the sum of the amount of cash and the fair market value of any property received in such disposition and (ii) the U.S. Holder’s adjusted tax basis in its Pubco Securities so disposed of. See the section entitled “—C. U.S. Federal Income Tax Consequences of the SPAC Merger” above for discussion of a U.S. Holder’s adjusted tax basis in its Pubco Securities following the SPAC Merger. See the section entitled “—3. Exercise, Lapse or Redemption of Pubco Warrants” below for a discussion regarding a U.S. Holder’s tax basis in Pubco Class A Common Stock acquired pursuant to the exercise of a Pubco Warrant.

3. Exercise, Lapse or Redemption of Pubco Warrants

A U.S. Holder generally will not recognize taxable gain or loss on the acquisition of Pubco Class A Common Stock upon exercise of Pubco Warrants for cash. The U.S. Holder’s tax basis in the shares of Pubco Class A Common Stock received upon exercise of the Pubco Warrants generally will be an amount equal to the sum of the U.S. Holder’s tax basis in the Pubco Warrants and the exercise price. It is unclear whether the

U.S. Holder’s holding period for the Pubco Class A Common Stock received upon exercise of the Pubco Warrants will begin on the date following the date of exercise or on the date of exercise of the Pubco Warrants; in either case, the holding period will not include the period during which the U.S. Holder held the Pubco Warrants. If any Pubco Warrants are allowed to lapse unexercised, a U.S. Holder generally will recognize a capital loss equal to such holder’s tax basis in the lapsed Pubco Warrants.

The tax consequences of a cashless exercise of Pubco Warrants are not clear under current tax law. A cashless exercise may not be taxable, either because the exercise is not a realization event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. If the cashless exercise is not taxable, a U.S. Holder’s basis in the Pubco Class A Common Stock received would equal the U.S. Holder’s basis in the Pubco Warrants exercised therefor. If the cashless exercise were treated as not being a realization event, it is unclear whether a U.S. Holder’s holding period in the Pubco Class A Common Stock would be treated as commencing on the date following the date of exercise or on the date of exercise of the Pubco Warrants; in either case, the holding period would not include the period during which the U.S. Holder held the Pubco Warrants. If the cashless exercise were treated as a recapitalization, the holding period of the Pubco Class A Common Stock would include the holding period of the Pubco Warrants exercised therefor.

It is also possible that a cashless exercise could be treated in part as a taxable exchange in which gain or loss would be recognized. In such event, a U.S. Holder could be deemed to have surrendered a number of Pubco Warrants equal to the number of shares of Pubco Class A Common Stock having a value equal to the exercise price for the total number of Pubco Warrants to be exercised. In such case, the U.S. Holder would recognize capital gain or loss with respect to the Pubco Warrants deemed surrendered in an amount equal to the difference between the fair market value of the Pubco Class A Common Stock that would have been received in a regular exercise of the Pubco Warrants deemed surrendered and the U.S. Holder’s tax basis in the Pubco Warrants deemed surrendered. In this case, a U.S. Holder’s aggregate tax basis in the Pubco Class A Common Stock received would equal the sum of the U.S. Holder’s tax basis in the Pubco Warrants deemed exercised and the aggregate exercise price of such Pubco Warrants. It is unclear whether a U.S. Holder’s holding period for the Pubco Class A Common Stock would commence on the date following the date of exercise or on the date of exercise of the Pubco Warrants; in either case, the holding period would not include the period during which the U.S. Holder held the Pubco Warrants.

Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise, including when a U.S. Holder’s holding period would commence with respect to the Pubco Class A Common Stock received, there can be no assurance regarding which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, U.S. Holders should consult their tax advisors regarding the tax consequences of a cashless exercise.

If Pubco redeems Pubco Warrants for cash or if it purchases Pubco Warrants in an open market transaction, such redemption or purchase generally will be treated as a taxable disposition to the U.S. Holder, taxed as described above under the section entitled “—2. Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Pubco Securities.”

4. Possible Constructive Distributions

Consistent with the SPAC Public Warrants, the terms of each Pubco Warrant will provide for an adjustment to the number of shares of Pubco Class A Common Stock for which the Pubco Warrant may be exercised or to the exercise price of the Pubco Warrant in certain events. An adjustment which has the effect of preventing dilution generally is not taxable. A U.S. Holder of the Pubco Warrants would, however, be treated as receiving a constructive distribution from Pubco if, for example, the adjustment increases the U.S. Holder’s proportionate interest in Pubco’s assets or earnings and profits (for example, through an increase in the number of shares of Pubco Class A Common Stock that would be obtained upon exercise or through a decrease in the exercise price of the Pubco Warrant), which adjustment may be made as a result of a distribution of cash or other property, such as other securities, to the holders of shares of Pubco stock, or as a result of the issuance of a stock dividend to holders of shares of Pubco stock, in each case, which is taxable to the holders of such shares as a distribution. Such constructive distributions generally would be subject to tax as described above under the section entitled “—1. Taxation of Distributions” in the same manner as if the U.S. Holders of the Pubco Warrants received a cash distribution from Pubco equal to the fair market value of such increased interest.

F. Information Reporting and Backup Withholding

Payments of dividends on and the proceeds from a sale or other disposition of Pubco Securities will be subject to information reporting to the IRS and U.S. backup withholding on such payments may be possible. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes other required certifications, or who is otherwise exempt from backup withholding and establishes such exempt status.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability, and the U.S. Holder generally may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.

III. NON-U.S. HOLDERS

As used in this proxy statement/prospectus, a “Non-U.S. Holder” is a beneficial owner of a SPAC Security or Pubco Security, as applicable, who or that for U.S. federal income tax purposes is, or is treated as:

(a)	a non-resident alien individual, other than certain former citizens and residents of the United States subject to U.S. tax as expatriates;

(b)	a foreign corporation; or

(c)	an estate or trust that is not a U.S. Holder.

A. U.S. Federal Income Tax Effects of the SPAC Domestication and the SPAC Merger to Non-U.S. Holders

A Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax in respect of gain recognized in the SPAC Domestication (i.e., if the SPAC Domestication fails to qualify as an F Reorganization) or the SPAC Merger (i.e., the SPAC Merger fails to qualify under Section 351(a) of the Code or the Non-U.S. Holder owns SPAC Public Warrants), unless:

(a)

the gain is effectively connected with the conduct by the Non-U.S. Holder of a trade or business within the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such Non-U.S. Holder maintains in the United States);

(b)

such Non-U.S. Holder is an individual who was present in the United States for 183 days or more in the taxable year of such disposition (as such days are calculated pursuant to Section 7701(b)(3) of the Code) and certain other requirements are met; or

(c)

in the case of the SPAC Merger, SPAC is or has been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the Non-U.S. Holder’s holding period for the applicable SPAC Security being disposed of.

Unless an applicable treaty provides otherwise, gain described in the first bullet point above will be subject to tax at generally applicable U.S. federal income tax rates as if the Non-U.S. Holder were a U.S. resident. Any gains described in the first bullet point above of a Non-U.S. Holder that is treated as a foreign corporation for U.S. federal income tax purposes may also be subject to an additional “branch profits tax” imposed at a 30% rate (or a lower applicable income tax treaty rate).

If the second bullet point applies to a Non-U.S. Holder, such Non-U.S. Holder generally will be subject to U.S. tax on such Non-U.S. Holder’s net capital gain for such year (including any gain realized in connection with the redemption) at a tax rate of 30% (or a lower applicable tax treaty rate).

If the third bullet point above applies to a Non-U.S. Holder, subject to certain exceptions in the case of interests that are regularly traded on an established market, gain recognized by such holder will be subject to tax at generally applicable U.S. federal income tax rates. Based on the nature of the business and activities of SPAC, it generally is not expected that SPAC would be a U.S. real property holding corporation after the SPAC Domestication.

Non-U.S. Holders will own stock and warrants of a U.S. corporation, i.e., SPAC Delaware, rather than a non-U.S. corporation, i.e., SPAC, after the SPAC Domestication.

Non-U.S. Holders exercising redemption rights after the SPAC Domestication will be subject to the potential tax consequences of the SPAC Domestication. All Non-U.S. Holders considering exercising redemption rights with respect to SPAC Class A Shares and SPAC Public Warrants are urged to consult with their tax advisors with respect to the potential tax consequences to them of the SPAC Domestication and exercise of redemption rights.

B. U.S. Federal Income Tax Effects to Non-U.S. Holders of Exercising Redemption Rights of SPAC Class A Shares and SPAC Public Warrants

The U.S. federal income tax consequences to a Non-U.S. Holder of SPAC Class A Shares that exercises its redemption rights will depend on whether the redemption qualifies as a sale of shares redeemed, as described above under “II. U.S. Holders— D. U.S. Federal Income Tax Considerations to U.S. Holders of Exercising Redemption Rights—1. Generally.” The U.S. federal income tax consequences to the Non-U.S. Holder will be as described below under “—C. Tax Consequences of Ownership and Disposition of Pubco Securities—2. Sale, Taxable Exchange or Other Taxable Disposition of Pubco Securities.” If the redemption does not qualify as a sale of Pubco Class A Common Stock, the Non-U.S. Holder will be treated as receiving a corporate distribution, the U.S. federal income tax consequences of which are described below under “—C. Tax Consequences of Ownership and Disposition of Pubco Securities—1. Taxation of Distributions.”

Because it may not be certain at the time a Non-U.S. Holder is redeemed whether such Non-U.S. Holder’s redemption will be treated as a sale of shares or a corporate distribution, and because such determination will depend in part on a Non-U.S. Holder’s particular circumstances, the applicable withholding agent may not be able to determine whether (or to what extent) a Non-U.S. Holder is treated as receiving a dividend for U.S. federal income tax purposes. Therefore, the applicable withholding agent may withhold tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on the gross amount of any consideration paid to a Non-U.S. Holder in redemption of such Non-U.S. Holder’s Pubco Class A Common Stock, unless (i) the applicable withholding agent has established special procedures allowing Non-U.S. Holders to certify that they are exempt from such withholding tax and (ii) such Non-U.S. Holders are able to certify that they meet the requirements of such exemption (e.g., because such Non-U.S. Holders are not treated as receiving a dividend under the Section 302 tests described above under the section entitled “II. U.S. Holders— D. U.S. Federal Income Tax Considerations to U.S. Holders of Exercising Redemption Rights —1. Generally”). However, there can be no assurance that any applicable withholding agent will establish such special certification procedures. If an applicable withholding agent withholds excess amounts from the amount payable to a Non-U.S. Holder, such Non-U.S. Holder generally may obtain a refund of any such excess amounts by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their own tax advisors regarding the application of the foregoing rules in light of their particular facts and circumstances and any applicable procedures or certification requirements.

The U.S. federal income tax consequences to the Non-U.S. Holder of a SPAC Public Warrant will be as described below under “—C. Tax Consequences of Ownership and Disposition of Pubco Securities—2. Sale, Taxable Exchange or Other Taxable Disposition of Pubco Securities.”

C. Tax Consequences of Ownership and Disposition of Pubco Securities

1. Taxation of Distributions

In general, any distributions (including constructive distributions, but not including certain distributions of Pubco stock or rights to acquire Pubco stock) made to a Non-U.S. Holder of shares of Pubco Class A Common Stock, to the extent paid out of Pubco’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles), will constitute dividends for U.S. federal income tax purposes and, provided such dividends are not effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such Non-U.S. Holder maintains in the United States), Pubco (or another applicable withholding agent) will be required to withhold tax from the gross amount of the dividend at a rate of 30%, unless such Non-U.S. Holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate (usually on an IRS Form W-8BEN or W-8BEN-E). In the case of any constructive dividend, it is possible that this tax would be withheld from any amount owed to a Non-U.S. Holder by the applicable withholding agent, including cash distributions on other property or sale proceeds from warrants or other property subsequently paid or credited to such Non-U.S. Holder. Any distribution not constituting a dividend will be treated first as reducing (but not below zero) the Non-U.S. Holder’s adjusted tax basis in its shares of Pubco Class A Common Stock and, to the extent such distribution exceeds the Non-U.S. Holder’s adjusted tax basis, as gain realized from the sale or other disposition of the Pubco Class A Common Stock, which will be treated as described below under the section entitled “—2. Sale, Taxable Exchange or Other Taxable Disposition of Pubco Securities.” If Pubco determines that it is likely to be classified as a “U.S. real property holding corporation” (see the section entitled “—2. Sale, Taxable Exchange or Other Taxable Disposition of Pubco Securities” below), the applicable withholding agent may be required to withhold 15% of any distribution that exceeds Pubco’s current and accumulated earnings and profits. The withholding tax generally does not apply to a Non-U.S. Holder who provides an IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States. Instead, the effectively connected dividends will be subject to regular U.S. federal income tax as if the Non-U.S. Holder were a U.S. resident, subject to an applicable income tax treaty providing otherwise. A Non-U.S. Holder that is treated as a foreign corporation for U.S. federal income tax purposes receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower rate provided in an applicable tax treaty).

2. Sale, Taxable Exchange or Other Taxable Disposition of Pubco Securities.

A non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax in respect of gain recognized on a sale, taxable exchange or other taxable disposition of its Pubco Securities, including an expiration or redemption of the Pubco Warrants as described below under the section entitled “—3. Exercise, Lapse or Redemption of Pubco Warrants,” or a redemption of Pubco Class A Common Stock that is treated as a sale of shares as described above under the section entitled “—B. U.S. Federal Income Tax Effects to Non-U.S. Holders of Exercising Redemption Rights of SPAC Class A Shares and SPAC Public Warrants,” unless:

(a)

the gain is effectively connected with the conduct by the Non-U.S. Holder of a trade or business within the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such Non-U.S. Holder maintains in the United States);

(b)

such Non-U.S. Holder is an individual who was present in the United States for 183 days or more in the taxable year of such disposition (as such days are calculated pursuant to Section 7701(b)(3) of the Code) and certain other requirements are met; or

(c)

Pubco is or has been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the Non-U.S. Holder’s holding period for the applicable Pubco Security being disposed of.

Unless an applicable treaty provides otherwise, gain described in the first bullet point above will be subject to tax at generally applicable U.S. federal income tax rates as if the Non-U.S. Holder were a U.S. resident. Any gains described in the first bullet point above of a Non-U.S. Holder that is treated as a foreign corporation for U.S. federal income tax purposes may also be subject to an additional “branch profits tax” imposed at a 30% rate (or a lower applicable income tax treaty rate).

If the second bullet point applies to a Non-U.S. Holder, such Non-U.S. Holder generally will be subject to U.S. tax on such Non-U.S. Holder’s net capital gain for such year (including any gain realized in connection with the redemption) at a tax rate of 30% (or a lower applicable tax treaty rate).

If the third bullet point above applies to a Non-U.S. Holder, subject to certain exceptions in the case of interests that are regularly traded on an established market, gain recognized by such holder will be subject to tax at generally applicable U.S. federal income tax rates, and a buyer of such Pubco Security or Pubco may be required to withhold U.S. federal income tax at a rate of 15% of the amount realized upon such disposition or redemption. Based on the nature of the business and activities of Pubco, it generally is not expected that Pubco would be a U.S. real property holding corporation after the SPAC Merger or immediately after the Transactions are completed. However, neither SPAC nor Pubco has undertaken a formal analysis of Pubco’s possible status as a U.S. real property holding corporation. Such determination is factual in nature and subject to change. Accordingly, no assurance can be provided as to whether Pubco would be treated as a U.S. real property holding corporation in any taxable year.

Non-U.S. Holders should consult their tax advisors regarding the U.S. federal income tax consequences to them in respect of any loss recognized on a sale, taxable exchange or other taxable disposition of its Pubco Securities.

3. Exercise, Lapse or Redemption of Pubco Warrants

A Non-U.S. Holder generally will not recognize taxable gain or loss on the acquisition of Pubco Class A Common Stock upon exercise of Pubco Warrants for cash. The Non-U.S. Holder’s tax basis in the share of Pubco Class A Common Stock received upon exercise of Pubco Warrants generally will be an amount equal to the sum of the Non-U.S. Holder’s tax basis in such Pubco Warrants and the exercise price. It is unclear whether the Non-U.S. Holder’s holding period for the Pubco Class A Common Stock received upon exercise of the Pubco Warrants will begin on the date following the date of exercise or on the date of exercise of the Pubco Warrants; in either case, the holding period will not include the period during which the Non-U.S. Holder held the Pubco Warrants. If any Pubco Warrants are allowed to lapse unexercised, a Non-U.S. Holder generally will recognize a capital loss equal to such holder’s tax basis in such lapsed Pubco Warrants and generally will be taxed as described above under “—2. Sale, Taxable Exchange or Other Taxable Disposition of Pubco Securities.”

Consistent with the SPAC Public Warrants, the Pubco Warrants may be exercised on a cashless basis in certain circumstances. The U.S. federal income tax characterization of a cashless exercise of Pubco Warrants are not clear under current tax law. A cashless exercise may not be a taxable exchange, either because the exercise is not a realization event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. If the cashless exercise is not taxable, a Non-U.S. Holder’s tax basis in the Pubco Class A Common Stock received would equal the Non-U.S. Holder’s tax basis in the Pubco Warrants exercised therefor. If the cashless exercise were treated as not being a realization event, it is unclear whether a Non-U.S. Holder’s holding period in the Pubco Class A Common Stock would be treated as commencing on the date following the date of exercise or on the date of exercise of the Pubco Warrants; in either case, the holding period would not include the Non-U.S. Holder’s holding period for the Pubco Warrants exercised therefor.

If the cashless exercise were treated as a recapitalization, the holding period of the Pubco Class A Common Stock would include the holding period of the Pubco Warrants exercised therefor.

It is also possible that a cashless exercise could be treated in part as a taxable exchange in which gain or loss would be recognized. In such event, a Non-U.S. Holder could be deemed to have surrendered a number of Pubco Warrants equal to the number of shares of Pubco Class A Common Stock having a value equal to the exercise price for the total number of Pubco Warrants to be exercised. In such case, the Non-U.S. Holder would recognize capital gain or loss with respect to the Pubco Warrants deemed surrendered in an amount equal to the difference between the fair market value of the Pubco Class A Common Stock that would have been received in a regular exercise of the Pubco Warrants deemed surrendered and the Non-U.S. Holder’s tax basis in the Pubco Warrants deemed surrendered. Any gain or loss recognized by a Non-U.S. Holder generally will be taxed as described above in “—2. Sale, Taxable Exchange or Other Taxable Disposition of Pubco Securities.” It is unclear whether a Non-U.S. Holder’s holding period for the Pubco Class A Common Stock would commence on the date following the date of exercise or on the date of exercise of the Pubco Warrants; in either case, the holding period would not include the Non-U.S. Holder’s holding period for the Pubco Warrants exercised therefor.

Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise, including when a Non-U.S. Holder’s holding period would commence with respect to the Pubco Class A Common Stock received, there can be no assurance regarding which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, Non-U.S. Holders should consult their tax advisors regarding the tax consequences of a cashless exercise.

If Pubco redeems Pubco Warrants for cash or if Pubco purchases Pubco Warrants in an open market transaction, such redemption or purchase generally will be treated as a taxable disposition to the Non-U.S. Holder, taxed as described above under “—2. Sale, Taxable Exchange or Other Taxable Disposition of Pubco Securities.”

Non-U.S. Holders should consult their tax advisors regarding the tax consequences of the exercise, lapse, or redemption of Pubco Warrants.

4. Possible Constructive Distributions

Similar with the SPAC Public Warrants, the terms of each Pubco Warrant will provide for an adjustment to the number of shares of Pubco Class A Common Stock for which the Pubco Warrant may be exercised or to the exercise price of the Pubco Warrant in certain events. An adjustment which has the effect of preventing dilution generally is not a taxable event. A Non-U.S. Holder of the Pubco Warrants would, however, be treated as receiving a constructive distribution from Pubco if, for example, the adjustment increases the Non-U.S. Holder’s proportionate interest in Pubco’s assets or earnings and profits (for example, through an increase in the number of shares of Pubco Class A Common Stock that would be obtained upon exercise or through a decrease in the exercise price of the Pubco Warrant), which adjustment may be made as a result of a distribution of cash or other property, such as other securities, to the holders of shares of Pubco stock, or as a result of the issuance of a stock dividend to holders of shares of Pubco stock, in each case, which is taxable to the holders of such stock as a distribution. Any constructive distribution treated as received by a Non-U.S. Holder generally would be subject to U.S. federal income tax (including any applicable withholding) in the same manner as if such Non-U.S. Holder received a corporate distribution from Pubco equal to the fair market value of such increased interest without any corresponding receipt of cash, the U.S. federal income tax consequences of which are described above under “—C. Tax Consequences of Ownership and Disposition of Pubco Securities—1. Taxation of Distributions.”

D. Information Reporting and Backup Withholding

Information returns will be filed with the IRS in connection with payments of distributions and the proceeds from a sale or other disposition of Pubco Securities. A Non-U.S. Holder may have to comply with certification procedures to establish that it is not a U.S. person in order to avoid information reporting and backup withholding requirements. The certification procedures required to claim a reduced rate of withholding under a treaty generally will satisfy the certification requirements necessary to avoid the backup withholding as well.

Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a Non-U.S. Holder generally will be allowed as a credit against such Non-U.S. Holder’s U.S. federal income tax liability and may entitle such Non-U.S. Holder to a refund, provided that the required information is timely furnished to the IRS.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Introduction

The following unaudited pro forma condensed combined financial statements present the combination of financial information of Pubco, SPAC and the Company, adjusted to give effect to the Transactions.

The following unaudited pro forma condensed combined balance sheet as of December 31, 2025 combines the historical unaudited balance sheet of Pubco as of December 31, 2025, the historical unaudited balance sheet of the Company as of December 31, 2025, the historical audited balance sheet of SPAC as of September 30, 2025, giving pro forma effect to the Transactions as if they had occurred as of December 31, 2025, and the historical unaudited balance sheet of Pubco as of December 31, 2025.

The following unaudited pro forma condensed combined statement of operations of Pubco presents the historical unaudited statement of operations of Pubco for the period from August 29, 2025 (inception) to December 31, 2025, the historical unaudited statement of operations of the Company for the period from July 18, 2025 (inception) to December 31, 2025, and the historical audited statement of operations of SPAC for the period from October 3, 2024 (inception) to September 30, 2025 on a pro forma basis as if the Transactions had occurred on January 1, 2025. The Company and Pubco were incorporated on July 18, 2025 and August 29, 2025, respectively.

The unaudited pro forma condensed combined balance sheet as of December 31, 2025 has been derived from:

•	the historical audited financial statements of SPAC as of September 30, 2025, and the related notes thereto included elsewhere in this proxy statement/prospectus; and

•	the historical unaudited financial statements of the Company as of December 31, 2025, and the related notes thereto included elsewhere in this proxy statement/prospectus.

•	the historical unaudited financial statements of Pubco as of December 31, 2025, and the related notes thereto included elsewhere in this proxy statement/prospectus.

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2025, has been derived from:

•

Pubco was incorporated on August 29, 2025, therefore, the historical statement of operations for the year ended December 31, 2025 included in the unaudited pro forma condensed combined statement of operations, is derived from Pubco’s historical unaudited financial statements for the period from August 29, 2025 through the year ended December 31, 2025.

•

The Company was incorporated on July 18, 2025, therefore, the historical statement of operations for the year ended December 31, 2025 included in the unaudited pro forma condensed combined statement of operations, is derived from the Company’s historical unaudited financial statements for the period from July 18, 2025 through the year ended December 31, 2025.

•	The historical audited financial statements of SPAC for the period from October 3, 2024 to September 30, 2025, and the related notes thereto included elsewhere in this proxy statement/prospectus.

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as in effect on the date of this proxy statement/prospectus which incorporates transaction accounting adjustments. Pubco, the Company and SPAC have elected not to present any estimates related to potential synergies and other transaction effects that are reasonably expected to occur or have already occurred and will only be presenting transaction accounting adjustments in the unaudited pro forma condensed combined financial information.

This information should be read together with the financial statements and related notes, as applicable, of each of the Company and SPAC included in this proxy statement/prospectus and the sections “The Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “SPAC’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information included elsewhere in this proxy statement/prospectus.

The following unaudited pro forma condensed combined statement of financial position as of December 31, 2025, and the unaudited pro forma condensed combined statements of operations for the period from January 1, 2025 through December 31, 2025, are based on the historical financial statements of Pubco, the Company, and SPAC. The unaudited pro forma adjustments are based on information currently available, assumptions, and estimates underlying the pro forma adjustments and are described in the accompanying notes. Actual results may differ materially from the assumptions used to present the accompanying unaudited pro forma condensed combined financial statements.

	Pubco (Historical) as of December 31, 2025	Company (Historical) as of December 31, 2025	Company Pro Forma Adjusted	SPAC (Historical) as of September 30, 2025	Scenario 1: No Redemptions Scenario		Scenario 2: Maximum Redemptions Scenario
					Transaction Accounting Adjustments	Pro Forma Combined	Transaction Accounting Adjustments	Pro Forma Combined
ASSETS
Current assets
Cash and cash equivalents
Restricted cash
Due from Sponsor
Deferred transaction Costs
Prepaid expenses

Total current asset
Non-current assets
Cash and cash equivalents held in Trust Account
Crypto assets
Long-term prepaid insurance

Total non-current assets

Total assets

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET—(Continued)

AS OF DECEMBER 31, 2025(1)

	Pubco (Historical) as of December 31, 2025	Company (Historical) as of December 31, 2025	Company Pro Forma Adjusted	SPAC (Historical) as of September 30, 2025	Scenario 1: No Redemptions Scenario		Scenario 2: Maximum Redemptions Scenario
					Transaction Accounting Adjustments	Pro Forma Combined	Transaction Accounting Adjustments	Pro Forma Combined
LIABILITIES
Current liabilities
Accounts payable and accrued expenses
Notes payable – related Party
Due to Members
Accrued offering costs

Total current liabilities
Non-current liabilities
Warrant liabilities
Deferred underwriting commissions
Contingent consideration liability

Total non-current liabilities

Total liabilities

Class A ordinary shares subject to possible redemption
Company Units

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET—(Continued)

AS OF DECEMBER 31, 2025(1)

	Pubco (Historical) as of December 31, 2025	Company (Historical) as of December 31, 2025	Company Pro Forma Adjusted	SPAC (Historical) as of September 30, 2025	Scenario 1: No Redemptions Scenario		Scenario 2: Maximum Redemption Scenario
					Transaction Accounting Adjustments	Pro Forma Combined	Transaction Accounting Adjustments	Pro Forma Combined
EQUITY
Pubco Class A Common Stock
Pubco Class B Common Stock
Company Units
Company Units
SPAC preference shares
SPAC Class A Shares
SPAC Class B Shares
Additional paid-in capital
Accumulated deficit

Total equity

Total equity and liabilities

(1)

The unaudited pro forma condensed combined balance sheet as of December 31, 2025, combines the historical unaudited balance sheet of the Company as of December 31, 2025, the historical unaudited balance sheet of Pubco as of December 31, 2025 and the historical audited balance sheet of SPAC as of September 30, 2025.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS—(Continued)

FOR THE YEAR ENDED DECEMBER 31, 2025(1)

	Pubco (Historical) as of December 31, 2025	Company (Historical) as of December 31, 2025	Company Pro Forma Adjusted	SPAC (Historical) as of September 30, 2025	Scenario 1: No Redemptions Scenario		Scenario 2: Maximum Redemptions Scenario
					Transaction Accounting Adjustments	Pro Forma Combined	Transaction Accounting Adjustments	Pro Forma Combined
General and administrative costs
Unrealized gain (loss) on crypto assets

Loss from operations
Other income (expense):
Dividends earned investment held in the Trust Account
Interest earned on cash account
Change in fair value – over-allotment liability
Change in the fair value of warrant liability

Other income, net

Net (loss) income

Basic and diluted net income per share

Pro forma weighted average number of shares outstanding – basic and diluted

Pro forma loss per share – basic and diluted

(1)	Please refer to Note 7—”Net Earnings (Loss) per Share” for details.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

Note 1—Description of the Proposed Transactions in the Business Combination Agreement

On October 19, 2025, SPAC, Pubco, SPAC Merger Sub, the Company, Company Merger Sub and Ripple entered into the Business Combination Agreement. Pursuant to the Business Combination Agreement, following the SPAC Domestication and upon Closing, (a) Company Merger Sub will merge with and into the Company, with the Company continuing as the surviving company, with Ripple receiving one share of Pubco Class A Common Stock for each Company Unit held by Ripple and exchanged subject to certain limitations on the initial holdings of Ripple and certain related entities included in the Business Combination Agreement, and (b) simultaneously with the Company Merger, SPAC Merger Sub will merge with and into SPAC Delaware, with SPAC Delaware continuing as the surviving entity, with (x) stockholders of SPAC Delaware receiving one share of Pubco Class A Common Stock for each SPAC Class A Share of SPAC Delaware held by such stockholder, and (y) warrant holders of SPAC Delaware receiving one warrant to purchase Pubco Class A Common Stock for each warrant to purchase SPAC Class A Shares held by such warrantholders.

The Sponsor Support Agreement

Concurrently with the execution of the Business Combination Agreement, SPAC entered into the Sponsor Support Agreement, pursuant to which, among other things, the Sponsor agreed to (a) vote its SPAC Common Shares in favor of the Business Combination Agreement and the Transactions and each of the proposals to be approved by SPAC shareholders at the Extraordinary General Meeting, (b) vote its SPAC Common Shares against (i) any Acquisition Proposal or Alternative Transaction, (ii) any merger, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by SPAC (other than the Transactions), (iii) any change in the business of SPAC, and (iv) any proposal, action or agreement involving SPAC that would or would reasonably be expected to impede, frustrate, prevent or nullify the Business Combination Agreement or any Ancillary Agreement, (c) during the Interim Period, comply with the restrictions imposed by the Insider Letter, including the restrictions on redeeming SPAC Common Shares in connection with the Transactions and complying with the transfer restrictions with respect to its SPAC Common Shares and SPAC Private Warrants, (d) subject to and conditioned upon the Closing, waive any anti-dilution rights in connection with the Transactions that would otherwise result in the SPAC Class B Shares converting into SPAC Class A Shares on a greater than one-for-one basis, (e) subject to and conditioned upon the Closing, effective as of the Closing, waive and forever discharge all Claims (as defined below) against the SPAC, Pubco, the Company and each of their respective and each of its and their past and present directors, officers, employees, agents, predecessors, successors, assigns, Affiliates and Subsidiaries, provided that nothing releases, waives or discharges any claim for fraud or the specific categories of claims expressly preserved in the Sponsor Support Agreement (including claims under the Sponsor Support Agreement or any other Ancillary Agreement, rights to receive Pubco securities thereunder, and indemnification rights) and (f) immediately prior to the Company Merger Effective Time, forfeit for no consideration 120,000 SPAC Class A Shares, 2,364,000 SPAC Class B Shares and 60,000 SPAC Private Warrants.

For the purposes of the preceding paragraph, “Claims” mean all past or present claims, demands, damages, debts, judgments, causes of action and liabilities of any nature whatsoever, whether or not known, suspected or claimed, arising directly or indirectly from any act, omission, event or transaction occurring (or any circumstances existing) at or prior to the Closing.

A copy of the Sponsor Support Agreement is attached to this proxy statement/prospectus as Annex I.

Contribution Agreement

Concurrently with the execution of the Business Combination Agreement, Ripple, Pubco and the Company entered into the Contribution Agreement, pursuant to which Ripple contributed to the Company 126,791,458

XRP tokens in a private placement, in exchange for the Ripple Subscribed Units equal to the sum of (a) the Ripple Initial Subscribed Units and (b) the Contributor Adjustment Units, if any. A copy of the Contribution Agreement is attached to this proxy statement/prospectus as Annex J.

Advance Funding Subscription Agreements

Concurrently with the execution of the Business Combination Agreement, Pubco, the Company and SPAC entered into the Advance Funding Subscription Agreements with the Advance Funding Subscribers, pursuant to which the Advance Funding Subscribers agreed to purchase, and Pubco agreed to issue and sell, on the Closing Date, the Advance Funding Shares for $214.05 million in cash and a contribution of 600,000 XRP tokens, in a private placement, upon the terms and subject to the conditions set forth therein. Advance Funding Subscribers will receive a number of Advance Funding Shares at the closing of the Advance Funding equal to the sum of (a) the Advance Funding Initial Subscribed Shares and (b) the Advance Funding Adjustment Shares, if any. The closing of each Advance Funding Subscription is conditioned on the satisfaction or waiver by each such Advance Funding Subscriber of the additional condition that, on the date of each such agreement, no other Advance Funding Subscription Agreement (or other agreements or understandings (including side letters) entered into in connection therewith or in connection with the sale of the other Advance Funding Shares) shall have been amended, modified or waived in any manner that benefits any other Advance Funding Subscriber unless such Advance Funding Subscriber shall have been offered in writing the same benefits (other than terms particular to the legal or regulatory requirements of such other Advance Funding Subscriber or its affiliates or related persons). For more information about the Advance Funding Subscription Agreements, please see the section entitled “The Transactions—Advance Funding Subscription Agreements.” Copies of the forms of Advance Funding Subscription Agreements are attached to this proxy statement/prospectus as Annex L and Annex M.

Delayed Funding Subscription Agreements

Concurrently with the execution of the Business Combination Agreement, Pubco, the Company and SPAC entered into Delayed Funding Subscription Agreements with the Delayed Funding Subscribers, pursuant to which the Delayed Funding Subscribers agreed to purchase, and Pubco agreed to issue and sell, on the Closing Date, the Delayed Funding Shares for $10.5 million in cash and a contribution of 200,000 XRP tokens, in a private placement, upon the terms and subject to the conditions set forth therein. Delayed Funding Subscribers will receive a number of Delayed Funding Shares at the closing of the Delayed Funding equal to the quotient of (i) the Delayed Funding Subscription Price and (ii) $10.00. The closing of each Delayed Funding Subscription is conditioned on, among other things, the satisfaction or waiver of all closing conditions to the consummation of the Business Combination; the Delayed Funding Subscribers’ consent to any amendments, modifications or waivers to the terms of the Business Combination Agreement that would reasonably be expected to materially and adversely affect the economic benefits to the Delayed Funding Subscribers; and the additional condition that, on the date of each such agreement, no other Delayed Funding Subscription Agreement (or other agreements or understandings (including side letters) entered into in connection therewith or in connection with the sale of the other Delayed Funding Shares) shall have been amended, modified or waived in any manner that benefits any other Delayed Funding Subscriber unless such Delayed Funding Subscriber shall have been offered in writing the same benefits (other than terms particular to the legal or regulatory requirements of such other Delayed Funding Subscriber or its affiliates or related persons). For more information about the Delayed Funding Subscription Agreements, please see the section entitled “The Transactions—Delayed Funding Subscription Agreements.” Copies of the forms of Delayed Funding Subscription Agreements are attached to this proxy statement/prospectus as Annex N and Annex O.

Series C Subscription Agreement

Concurrently with the execution of the Business Combination Agreement, Pubco, the Company and SPAC entered into the Series C Subscription Agreement with the Sponsor, pursuant to which the Sponsor agreed to purchase, and Pubco agreed to issue and sell, on the Closing Date, Series C Subscribed Shares for

211,319,096.061435 XRP tokens, in a private placement, upon the terms and subject to the conditions set forth therein. The Sponsor will receive (i) a number of Pubco Class A Common Stock that would result in the Sponsor owning, immediately after the Transaction Closing and the other related transactions, a number of shares of Pubco Class A Common Stock that would cause the Sponsor to be the beneficial owner (as defined in Rule 13d-3 or 13d-5 of the Exchange Act or any successor statute or regulation) of capital stock of Pubco such that the Series C Attributed Ownership Percentage (as defined below) equals 19.9% and (ii) the number of shares of Pubco Class C Common Stock that is equal to the number of Series C Subscribed Shares minus the number of shares of Pubco Class A Common Stock issued to Sponsor pursuant to clause (i). The total Series C Subscribed Shares shall be equal to the sum of (a) the Series C Initial Subscribed Shares and (b) the Series C Adjustment Shares, if any. For more information about the Series C Subscription Agreement, please see the section entitled “The Transactions—Series C Subscription Agreement.” A copy of the Series C Subscription Agreement is attached to this proxy statement/prospectus as Annex K.

Contributor Related Party Entity Subscription Agreement

Concurrently with the execution of the Business Combination Agreement, Pubco, the Company and SPAC entered into the Contributor Related Party Entity Subscription Agreement with the Contributor Related Party Entity, pursuant to which the Contributor Related Party Entity purchased and Pubco agreed to issue and sell, on the Closing Date, the Contributor Related Party Entity Subscribed Equity Interests for an aggregate contribution of 50 million XRP tokens in a private placement, upon the terms and subject to the conditions set forth therein. The Contributor Related Party Entity will not receive a number of Pubco Class A Common Stock that would result in the Contributor Group Holders collectively owning, immediately after the Transaction Closing and the other related transactions, a number of shares that would cause the Contributor Group Ownership Percentage (as defined below) to exceed 9.9% and, to the extent the number of shares issued to the Contributor Group Holders is reduced as a result of the foregoing, the Contributor Related Party Entity will receive a number of Company Units that is equal to the number of Contributor Related Party Entity Subscribed Equity Interests minus the number of Contributor Related Party Entity Subscribed Shares. The Contributor Related Party Entity Subscribed Equity Interests shall be equal to the sum of (a) the Contributor Related Party Entity Initial Subscribed Equity Interests and (b) the Contributor Related Party Entity Adjustment Equity Interests, if any. Prior to and effective upon closing, Pubco, Ripple and the Contributor Related Party Entity will enter into the Company A&R LLCA. For more information about the Contributor Related Party Entity Subscription Agreement, please see the section entitled “The Transactions—Contributor Related Party Entity Subscription Agreement.” A copy of the form of Contributor Related Party Entity Subscription Agreement is attached to this proxy statement/prospectus as Annex P.

Equity Interest Variability

The number of equity interests issuable by Pubco or the Company under the Private Placement Subscription Agreements varies based on the price of XRP. More specifically, Private Placement Investors that subscribed for Pubco Stock or Company Units pursuant to any of the Advance Funding Subscription Agreements, the Series C Subscription Agreement or the Contributor Related Party Entity Subscription Agreement, and Ripple, in connection with its contribution pursuant to the Contribution Agreement, will have their respective XRP contributions or investments valued at the greater of the Signing XRP Price or the Closing XRP Price. By contrast, Private Placement Investors that subscribed for Pubco Stock pursuant to the Delayed Funding Subscription Agreements will have their investments valued at the Closing XRP Price.

Tax Receivable Agreement

Concurrently with the TRA Parties will enter into a Tax Receivable Agreement, which will provide for, among other things, payment by Pubco to the TRA Parties of 85% of the U.S. federal, state and local income tax savings realized or deemed to be realized by Pubco as a result of the increases in tax basis and certain other tax benefits related to the transactions contemplated under the Business Combination Agreement and the exchange of units of the Company Surviving Subsidiary for shares of Pubco Class A Common Stock (as more fully described in the Tax Receivable Agreement).

Merger Consideration

As consideration for the Company Merger:

(1)

Ripple will be entitled to receive one share of Pubco Class A Common Stock for each Company Unit held by Ripple immediately prior to the Company Merger Effective Time, subject to certain limitations imposed on the Contributor Group Holders; and

(2)

All of the Company Merger Sub Units issued and outstanding immediately prior to the Company Merger Effective Time will be converted into a number of units of the Company Surviving Subsidiary equal to the number of shares of Pubco Class A Common Stock immediately following the Company Merger Effective Time.

By virtue of the SPAC Merger:

(1)

each issued and outstanding SPAC Class A Share (other than (x) treasury shares and (y) shares of holders of SPAC Class A Shares who have exercised their rights of redemption) will be automatically converted into one share of Pubco Class A Common Stock; and

(2)	each issued and outstanding SPAC Class B Share (other than treasury shares) will be automatically converted into one SPAC Class A Share in accordance with the Proposed Certificate of Incorporation.

The Sponsor also agreed to forfeit, immediately prior to the Company Merger Effective Time, 120,000 SPAC Class A Shares, 2,364,000 SPAC Class B Shares and 60,000 SPAC Private Warrants. The Sponsor will exchange its remaining SPAC Private Warrants for Pubco Warrants. The Pubco Warrants will have substantially the same terms as the SPAC Private Warrants.

Note 2—Basis of Presentation and Accounting Policies

The unaudited pro forma condensed combined financial information is for illustrative purposes only. The financial results may have been different had the companies always been combined. You should not rely on the unaudited pro forma condensed combined financial information as being indicative of the historical results that would have been achieved had the companies always been combined or the future results that Pubco will experience. The Company and SPAC did not have any historical relationship prior to the Business Combination. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” Release No. 33-10786 replaces the existing pro forma adjustment criteria with simplified transaction accounting adjustments and presents management’s adjustments. Pubco has elected not to present management’s adjustments and will only be presenting transaction accounting adjustments in the following unaudited pro forma condensed combined financial information.

SPAC does not meet the definition of a “business” pursuant to ASC 805-10-55 as it is an empty listed shell holding only cash raised as part of its original equity issuance. The Company and Pubco do not meet the definition of a “business” pursuant to ASC 805-10-55. As a result, the Business Combination does not qualify as a “business combination” within the meaning of ASC 805, Business Combinations; rather, the Business Combination will be accounted for as a recapitalization in accordance with U.S. GAAP. See Note 3—Accounting for the Business Combination for more details.

The historical financial statements of Pubco and the Company have been prepared in accordance with U.S. GAAP. The historical financial statements of SPAC have been prepared in accordance with U.S. GAAP. The unaudited pro forma condensed combined financial information reflects U.S. GAAP, the basis of accounting used by the Company.

Pubco has elected to provide the unaudited pro forma condensed combined financial information under two different redemption scenarios of Public Shares into cash as more fully described below:

•	Scenario 1—Assuming No Redemptions: This presentation assumes that no Public Shareholders exercise redemption rights with respect to their Public Shares upon consummation of the Business Combination.

•

Scenario 2—Assuming Maximum Redemptions: This presentation assumes that Public Shareholders holding 23,000,000 Public Shares exercise their redemption rights for $     million in the aggregate upon consummation of the Business Combination at a redemption price of approximately $     per share as of December 31, 2025. The Maximum Redemptions scenario reflects the maximum number of Public Shares that can be redeemed and includes all adjustments contained in the No Redemptions scenario and presents additional adjustments to reflect the effect of the Maximum Redemptions scenario.

Both scenarios assume, among other things, that (a) neither SPAC, nor Pubco nor the Company enter into any additional financing arrangements after the date hereof and prior to Closing, (b) Ripple contributes the Contributed XRP as and when required under the Contribution Agreement, (c) all Private Placement Investors fund their commitments as and when required under their Private Placement Subscription Agreements, (d) the Closing SPAC Share Price is $10.00, (e) no shares of Pubco Class A Common Stock are issued pursuant to the Incentive Plan, and (f) neither Ripple nor the Sponsor purchases SPAC Class A Shares in the open market. In addition to the assumptions above, the table below assumes a Closing XRP Price of $     (which would be the Closing XRP Price if the Business Combination closed on      , 2026).

The following table sets out share ownership of Pubco on a pro forma basis assuming the No Redemptions, 25% Redemptions, 50% Redemptions, 75% Redemptions and Maximum Redemptions scenarios:

Pro Forma Ownership	No Redemptions		25% Redemptions		50% Redemptions		75% Redemptions		Maximum Redemptions
	Shares	Percent	Shares	Percent	Shares	Percent	Shares	Percent	Shares	Percent
SPAC Public Shareholders
Sponsor(1)
Contributor
Contributor Related Party Entity
SBI
Other Advance Funding Subscribers

Total		100.0%		100.0%		100.0%		100.0%		100.0%

(1)

Includes (i) 50,000,000 shares of Pubco Stock that the Sponsor is expected to receive in connection with the Series C Subscription Agreement, and (ii) the forfeiture of 120,000 SPAC Class A Shares, 2,364,000 SPAC Class B Shares and 60,000 SPAC Private Warrants.

The pro forma adjustments do not have an income tax effect as they are either (i) incurred by legal entities that are not subject to a corporate income tax, or (ii) permanently non-deductible or non-taxable based on the laws of the relevant jurisdiction.

Upon consummation of the Business Combination, management will perform a comprehensive review of the three entities’ accounting policies. As a result of the review, management may identify differences between the accounting policies of the three entities which, when conformed, could have a material impact on the financial statements of Pubco. Management did not identify any differences that would have a material impact on the unaudited pro forma condensed combined financial information. As a result, the unaudited pro forma condensed combined financial information does not assume any differences in accounting policies.

Note 3—Accounting for the Business Combination

Company Merger

The Company Merger whereby Company Merger Sub (a subsidiary of Pubco) will merge with and into the Company, with the Company continuing as a surviving company as a subsidiary of Pubco, is anticipated to be accounted for as a transaction between entities under common control in accordance with U.S. GAAP. Under ASC 805-50, “Transactions Between Entities Under Common Control,” transfers of net assets or exchanges of equity interests between entities under common control are accounted for in a manner similar to a pooling of interests. Accordingly, the assets and liabilities transferred as part of the Company Merger will be recognized by Pubco at their historical carrying amounts as reflected in the accounts of the Company immediately prior to the transaction. No new goodwill or step-up in basis will be recognized as a result of the Company Merger.

SPAC Merger

The SPAC Merger, whereby SPAC Merger Sub (a subsidiary of Pubco) will merge with and into SPAC Delaware, with SPAC Delaware continuing as the surviving entity as a subsidiary of Pubco, will be accounted for as a recapitalization in accordance with U.S. GAAP where Pubco issues shares in exchange for net assets of the SPAC. It was determined that the SPAC, Pubco and the Company were not considered to be businesses in accordance with U.S. GAAP and therefore the SPAC Merger, which is a combination of assets from the various parties, is akin to a recapitalization and the ultimate equity structure will be that of Pubco as the successor entity to the Company Merger and the SPAC Merger. Under this method of accounting, SPAC will be treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the Transactions would be treated as Pubco issuing shares for the net assets of the SPAC, accompanied by the common control recapitalization above. The net assets of SPAC would be stated at fair value, with no goodwill recorded. As a result, any transaction costs incurred to effect the recapitalization represent costs related to issuing equity and raising capital that are recognized as a reduction to the total amount of equity raised rather than an expense recorded as incurred. Any activities prior to the Transactions will be those of Pubco and its common control entity, the Company, with Pubco as the reporting legal entity.

Note 4—Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet as of December 31, 2025. The pro forma adjustments to the unaudited pro forma condensed combined balance sheet as of December 31, 2025, are as follows:

A.

Note 5—Adjustments and Reclassifications to Unaudited Pro Forma Condensed Combined Statement of Operations for the Year Ended December 31, 2025

The pro forma adjustments included in the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2025, are as follows:

AA.	Reflects the elimination of interest income generated from the investments held in the Trust Account after giving effect to the Business Combination as if it had occurred on January 1, 2025.

BB.	Reflects the elimination of administrative service fees that will cease to be paid upon the Closing.

CC.	Reflects the amortization of the prepaid D&O tail insurance as described in Adjustment (C) above.

Note 6—Net Earnings per Share

Represents the earnings per share calculated using the historical weighted average shares outstanding and the issuance of additional shares in connection with the Transactions, assuming the shares were outstanding since January 1, 2025. As the Transactions are being reflected as if they had occurred at the beginning of the period presented, the calculation of weighted average shares outstanding for basic and diluted earnings per share assumes that the shares issued in connection with the Transactions have been outstanding for the entire period presented. If the number of public shares described under the “Assuming Maximum Redemptions” scenario described above are redeemed, this calculation is retroactively adjusted to eliminate such shares for the entire period.

The unaudited pro forma condensed combined financial information has been prepared assuming two alternative levels of redemption of Public Shares:

For the Year Ended December 31, 2025
	No Redemptions Scenario	Maximum Redemptions Scenario
Weighted average shares outstanding – basic and diluted
Public Shareholders
Sponsor(1)
Contributor
Contributor Related Party Entity

SBI
Other Advance Funding Subscribers
Delayed Funding Subscribers

Total – Class A basic and diluted

(1)

Includes (i) 50,000,000 shares of Pubco Stock that Sponsor is expected to receive in connection with the Series C Subscription Agreement, and (ii) the forfeiture of 120,000 SPAC Class A Shares, 2,364,000 SPAC Class B Shares and 60,000 SPAC Private Warrants.

Year Ended December 31, 2025
	Assuming No Redemptions	Assuming Maximum Redemptions
Pro forma net loss
Weighted average shares outstanding of Pubco Class A Common Stock – basic and diluted
Net loss per share – basic and diluted

The following potential shares of Pubco Stock were excluded from the computation of pro forma diluted net income per share for the year ended December 31, 2025.

Year Ended December 31, 2025
	Assuming No Redemptions	Assuming Maximum Redemptions
Pubco Warrants(1)
Pubco Warrants(1)

(1)	The Pubco Warrants are excluded as they are not assumed to be exercised based on the exercise price.

INFORMATION ABOUT SPAC

General

SPAC is a blank check company incorporated as an exempted company in the Cayman Islands on October 3, 2024, for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities. SPAC also has neither engaged in any operations nor generated any revenue to date. Based on its business activities, SPAC is a “shell company” as defined under the Exchange Act because it has no operations and nominal assets consisting almost entirely of cash except proceeds from the IPO that is held in the Trust Account and invested mainly in U.S. Treasury Bills.

SPAC’s IPO

On November 7, 2024, SPAC issued an aggregate of 7,880,000 Founder Shares to the Original Sponsor, for an aggregate purchase price of $25,000.

The registration statement on Form S-1 (File No. 333- 286110) for the IPO was declared effective by the SEC on May 20, 2025. On May 22, 2025, SPAC consummated the IPO of 23,000,000 SPAC Units, including 3,000,000 SPAC Units as a result of the underwriters’ full exercise of their overallotment option, at an offering price of $10.00 per Unit. The gross proceeds to SPAC from the IPO were $230,000,000 in the aggregate. Each SPAC Unit consists of one SPAC Class A Share and one-half of one SPAC Public Warrants at an exercise price of $11.50 per share, subject to adjustment.

In connection with the IPO and the issuance and sale of the Units, on May 22, 2025, SPAC completed the private placement of an aggregate of 710,000 private placement units (the “Private Placement Units”) at a price of $10.00 per Private Placement Unit, with the underwriter’s over-allotment option being fully exercised, generating gross proceeds of $7,100,000, as follows: (A) 400,000 Private Placement Units ($4,000,000 in the aggregate) with the Sponsor, (B) 155,000 Private Placement Units ($1,550,000 in the aggregate) with CCM and (C) 155,000 Private Placement Units ($1,550,000 in the aggregate) with Northland Securities, Inc. (“Northland”) (collectively, the “Private Placement”). The Private Placement Units, which were purchased by the Sponsor, CCM and Northland, are identical to the Units, except that, they (including the underlying securities) are (i) subject to certain limited exceptions, subject to transfer restrictions until 180 days following the consummation of the Company’s initial business combination and (ii) entitled to registration rights.

A total of $231,150,000 of the net proceeds (including the underwriter’s deferred discount of up to $4,600,000) of IPO and Private Placement, were placed in the Trust Account. Transaction costs amounted to approximately $14,413,386, consisting of $4,600,000 of cash underwriting fees, $9,200,000 of deferred underwriting fees and approximately $613,386 of other offering costs.

The balance of the funds held outside of the Trust Account was intended to be used primarily to identify and evaluate target businesses, perform business due diligence on prospective target businesses, travel to and from the offices, plants or similar locations of prospective target businesses or their representatives or owners, review corporate documents and material agreements of prospective target businesses, and structure, negotiate and complete a business combination. A portion of interest income on the funds held in the Trust Account have been, and may in the future be, released to SPAC as permitted withdrawals to fund its working capital requirements (subject to an annual limit of 10% of interest earned on funds held in the Trust Account), and to pay tax obligations. As of September 30, 2025, funds held in the Trust Account totaled $234.6 million.

The SPAC Units began trading on May 22, 2025 on Nasdaq under the symbol “AACIU.” On October 30, 2025, the SPAC Units trading symbol was changed to “XRPNU.” On June 17, 2025, SPAC announced that the holders of the SPAC Units may elect to separately trade the SPAC Class A Shares and SPAC Public Warrants included in the SPAC Units commencing on June 24, 2025. Each SPAC Unit consists of one SPAC Class A Share and one-half of a SPAC Public Warrant. Any SPAC Units not separated continued to trade on the Nasdaq under the symbol “XRPNU.” SPAC Class A Shares and SPAC Public Warrants that have been separated from a SPAC Unit traded on Nasdaq under the symbols “AACI” and “AACIW,” respectively. On October 30, 2025, the trading symbol for the SPAC Class A Shares and SPAC Public Warrants was changed to “XRPN” and “XRPNW,” respectively.

Sponsor Purchase

On August 12, 2025, SPAC entered into the Purchase Agreement with the Sponsor and the Original Sponsor, pursuant to which the Original Sponsor agreed to sell to the Sponsor, and the Sponsor agreed to purchase from the Original Sponsor, an aggregate of 7,880,000 SPAC Class B Shares, 400,000 SPAC Class A Shares, and 200,000 SPAC Private Warrants for an aggregate purchase price of $6,600,000 and the Sponsor received a limited, revocable license to the Original Sponsor branding for a period of time that expires not later than November 22, 2026 (unless the termination date of the Company is extended to a later date). On August 28, 2025, the New Sponsor Purchase was completed pursuant to the terms of the Purchase Agreement, and the Sponsor owns all of the equity interests of SPAC held by the Original Sponsor, including 100% of the SPAC Class B Shares, and has the power to appoint all members of the SPAC Board.

Experience with Other SPACs

The Sponsor and its affiliates have significant experience investing and operating companies through business combinations, spin-outs and public offerings:

•

Taryn Naidu, SPAC’s Chief Executive Officer and s Director of the SPAC, previously served as the chief operating officer of a target company that completed a business combination with a special purpose acquisition company.

•	Kyle Horton, SPAC’s Chief Financial Officer, has experience managing a target company through a business combination with a special purpose acquisition company.

Richard Danis, a director on the SPAC Board, served as general counsel of a target company through a business combination with a special purpose acquisition company.

Other than their involvement discussed above, none of SPAC’s officers or directors, the Sponsor, nor any of its affiliates, have had previous management experience with blank check companies or special purpose acquisition companies.

Transfer Restrictions

Concurrently with the execution of the Business Combination Agreement, the Sponsor, SPAC and Pubco, entered into the Sponsor Support Agreement, pursuant to which, among other things, the Sponsor (i) subject to and conditioned upon the Closing, waived its anti-dilution protections contained within SPAC Charter and any dissenters’ rights it has under Section 238 of the Cayman Companies Act (as amended) of the Cayman Islands, (ii) agreed to a waiver and release of certain claims against Pubco, the Company and SPAC, (iii) agreed to vote in favor of the Transactions and against any alterations to the business of SPAC or impediments to the Business Combination Agreement, (iv) agreed to (a) forfeit 120,000 SPAC Class A Shares, 2,364,000 SPAC Class B Shares and 60,000 SPAC Private Warrants, and (b) forfeit certain warrants of SPAC for issuance in SPAC Merger, and accept the issuance of certain warrants in Pubco as consideration therefor, and (v) to comply with the restrictions imposed by the Insider Letter, including the restrictions on transfer and redemption of SPAC Common Shares in connection with the Transactions.

Pursuant to the Insider Letter, the Sponsor is currently restricted in its ability to transfer, assign, or sell its securities, as summarized in the table below:

Subject Securities	Expiration Date	Natural Persons and Entities Subject to Restrictions	Exceptions to Transfer Restrictions
Founder Shares	The earlier of (A) 180 days after the completion of the Company’s initial Business Combination and (B) subsequent to the Business Combination, (x) if the last reported sale price of the Ordinary Shares equals or exceeds $11.50 per share (as adjusted for share sub-divisions, share capitalizations, rights issuances, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing after the Company’s initial Business Combination or (y) the date following the completion of the Company’s initial Business Combination on which the Company completes a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of the Company’s stockholders having the right to exchange their Ordinary Shares for cash, securities or other property.	Sponsor	Transfers permitted: (i) to (1) the Sponsors’ members, (2) the directors or officers of the Company, the Sponsors, the Sponsors’ members or the underwriters, (3) any affiliates or family members of the directors or officers of the Company, the Sponsors, the Sponsors’ members or the underwriters, (4) any members or partners of the Sponsors, the Sponsors’ members, The underwriters or their respective affiliates, or any affiliates of the Sponsors, the Sponsors’ members, the underwriters, or any employees of such affiliates; (ii) in the case of an individual, by gift to a member of the individual’s immediate family, or to a trust, the beneficiary of which is a member of the individual’s immediate family, an affiliate of such person, or to a charitable organization; (iii) in the case of an individual, by virtue of laws of descent and distribution upon death of the individual; (iv) in the case of an individual, pursuant to a qualified domestic relations order; (v) in the case of a trust by distribution to one or more permissible beneficiaries of such trust; (vi) by private sales or transfers made in connection with any forward purchase agreement or similar arrangement or in connection with the consummation of the Company’s Business Combination at prices no greater than the price at which the securities were originally purchased; (vii) to the Company for no value for cancellation in connection with the consummation of its initial Business Combination;

Subject Securities	Expiration Date	Natural Persons and Entities Subject to Restrictions	Exceptions to Transfer Restrictions
(viii) in the event of the Company’s liquidation prior to the Company’s completion of its initial Business Combination; (ix) by virtue of the laws of the State of Delaware, a Sponsor’s limited liability company agreement, upon dissolution of such Sponsor, or the organizational documents of the underwriters upon dissolution of the underwriters; and (x) in the event of the Company’s completion of a liquidation, merger, share exchange, reorganization or other similar transaction which results in all of the Company’s shareholders having the right to exchange their Ordinary Shares for cash, securities or other property subsequent to the completion of the Company’s initial Business Combination.

SPAC Private Warrants	30 days after the completion of a business combination.	Same as above	Same as above

If the Closing occurs, the transfer restrictions in the Insider Letter will be replaced with the transfer restrictions in the Lock-Up Agreements. Under the Lock-Up Agreements, the Restricted Securities will be locked up until the earlier of (a) the Anniversary Release; and (b) the date on which Pubco consummates a liquidation, merger, capital stock exchange, reorganization or other similar transaction after the Closing which results in all of Pubco’s stockholders having the right to exchange their shares of Pubco common stock for cash, securities or other property. The Lock-Up Agreements include customary exceptions to the transfer restrictions, including transfers to affiliates, family members, charitable organizations, and in connection with certain tax or estate planning transactions, provided that the transferee agrees to be bound by the same restrictions for the remainder of the lock-up period. For more information about the Lock-Up Agreements, please see the section entitled “The Transactions—Other Transaction Agreements—Lock-Up Agreements.”

Fair Market Value of Target Business

The target business or businesses that SPAC acquires must collectively have a fair market value equal to at least 80% of the net assets held in the Trust Account (excluding the deferred underwriting commissions, and taxes payable on, the interest earned on the Trust Account) at the time of the execution of a definitive agreement for SPAC’s initial business combination. The SPAC Board has determined that the proposed Transactions with the Company meets the 80% test.

Redemption Rights in Connection with Shareholder Approval of the Transactions

Under the SPAC Charter, if SPAC is required by law or elects to seek shareholder approval of its initial business combination, Public Shareholders must be given the opportunity to have their Public Shares redeemed in connection with the proxy solicitation for the applicable shareholder meeting, regardless of whether they vote for or against the Business Combination, subject to the limitations described in the prospectus for SPAC’s initial public offering. Accordingly, in connection with the Transactions, Public Shareholders may seek to have their Public Shares redeemed in accordance with the procedures set forth in this proxy statement/prospectus.

Voting Obligations in Connection with the Extraordinary General Meeting

Pursuant to the Sponsor Support Agreement, the Sponsor has agreed to vote all of SPAC securities held by it in favor of the Business Combination Proposal and the other shareholder proposals and not to seek to have any shares redeemed in connection with the Transactions.

Redemption of SPAC’s Public Shares and Liquidation if No Initial Transactions

The SPAC Charter provides that SPAC will have only the duration of the Combination Period to complete its initial business combination. If SPAC has not completed its initial business combination within the Combination Period, SPAC will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than 10 Business Days thereafter, subject to lawfully available funds, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account (which interest shall be net of taxes payable and up to $100,000 of interest to pay dissolution expenses), divided by the number of then issued and outstanding Public Shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of SPAC’s remaining shareholders and directors, liquidate and dissolve, subject in each case to SPAC’s obligations under Cayman Islands law to provide for claims of creditors and subject to the other requirements of applicable law. There will be no redemption rights or liquidating distributions with respect to its warrants, which will expire worthless if SPAC fails to complete its initial business combination within the Combination Period.

The Sponsor, SPAC’s officers and its directors have entered into a letter agreement with SPAC, pursuant to which they have waived their rights to liquidating distributions from the Trust Account with respect to any Founder Shares held by them if SPAC fails to complete its initial business combination within the Combination Period, although they will entitled to liquidating distributions from assets outside the Trust Account. However, if the Sponsor or management team acquired Public Shares in or after the SPAC IPO, they will be entitled to liquidating distributions from the Trust Account with respect to such Public Shares if SPAC fails to complete its initial business combination within the allotted Combination Period.

The Sponsor, SPAC’s officers and its directors have agreed, pursuant to a written agreement with SPAC, that they will not propose any amendment to the SPAC Charter (A) to modify the substance or timing of its obligation to allow redemption in connection with its initial business combination or to redeem 100% of its Public Shares if SPAC does not complete its initial business combination within the Combination Period or (B) with respect to any other material provisions relating to shareholders’ rights or pre-initial business combination activity, in each case unless SPAC provides its Public Shareholders with the opportunity to redeem their Public Shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account (net of taxes payable) and not previously released to SPAC pursuant to permitted withdrawals, divided by the number of then outstanding Public Shares.

SPAC expects that all costs and expenses associated with implementing its plan of dissolution, as well as payments to any creditors, will be funded from proceeds held outside the Trust Account, although SPAC cannot assure you that there will be sufficient funds for such purpose. However, if those funds are not sufficient to cover the costs and expenses associated with implementing its plan of dissolution, to the extent that there is any interest accrued in the Trust Account not required to pay income taxes on interest income earned on the Trust Account balance, SPAC may request the trustee to release to it an additional amount of up to $100,000 of such accrued interest to pay those costs and expenses.

If we were to expend all of the net proceeds of the IPO and the sale of the SPAC Private Warrants, other than the proceeds deposited in the Trust Account, and without taking into account interest, if any, earned on the Trust Account, the per-share redemption amount received by Public Shareholders upon SPAC’s dissolution would be approximately $   . The proceeds deposited in the Trust Account could, however, become subject to the claims of SPAC’s creditors who would have higher priority than the claims of public shareholders. SPAC cannot assure you that the actual per-share redemption amount received by Public Shareholders will not be substantially less than $   . While SPAC intends to pay such amounts, if any, SPAC cannot assure you that SPAC will have funds sufficient to pay or provide for all creditors’ claims.

Although SPAC will seek to have all vendors, service providers, prospective target businesses and other entities with which SPAC does business execute agreements with SPAC waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of the Public Shareholders, such parties may not execute such agreements, or even if they execute such agreements they may not be prevented from bringing claims against the Trust Account, including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain advantage with respect to a claim against its assets, including the funds held in the Trust Account. If any third party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, SPAC management will consider whether competitive alternatives are reasonably available to SPAC and will only enter into an agreement with such third party if management believes that such third party’s engagement would be in the best interests of SPAC under the circumstances. CBIZ CPAS P.C., SPAC’s independent registered public accounting firm, and the underwriters of the IPO will not execute agreements with SPAC waiving such claims to the monies held in the Trust Account.

Examples of possible instances where SPAC may engage a third party that refuses to execute a waiver include the engagement of a third-party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with SPAC and will not seek recourse against the Trust Account for any reason.

Upon redemption of its Public Shares, if SPAC is unable to complete an initial business combination within the Combination Period, or upon the exercise of a redemption right in connection with an initial business combination, including the Transactions, SPAC will be required to provide for payment of claims of creditors that were not waived that may be brought against SPAC within the 10 years following redemption. Accordingly, the per-share redemption amount received by Public Shareholders could be less than the $10.00 per Public Share initially held in the Trust Account, due to claims of such creditors. Pursuant to the Insider Letter, the Sponsor has agreed that it will be liable to SPAC if and to the extent any claims by a third party for services rendered or products sold to SPAC, or a prospective target business with which SPAC has entered into a written letter of intent, confidentiality or other similar agreement or business combination agreement (except for SPAC’s independent registered public accounting firm), reduce the amount of funds in the Trust Account to below (i) $   per Public Share or (ii) such lesser amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the trust assets, in each case, net of the amount of interest earned on the property in the Trust Account which may be withdrawn to pay taxes, provided that such liability will not apply to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account nor will it apply to any claims under SPAC’s indemnity of the underwriters of the SPAC IPO against certain liabilities, including liabilities under the Securities Act. This liability shall apply in the event that SPAC is unable to complete an initial business combination within the Combination Period. However, SPAC has not asked the Sponsor to reserve for such indemnification obligations, nor has SPAC independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and SPAC believes that the Sponsor’s only assets are securities of SPAC. Therefore, SPAC cannot assure that the Sponsor would be able to satisfy those obligations. As a result, if any such claims were successfully made against the Trust Account, the funds available for an initial business combination and redemptions could be reduced to less than $    per Public Share.

Notwithstanding the foregoing, a Public Shareholder, together with any affiliate of such Public Shareholder or any other person with whom such Public Shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended), will be restricted from having its Public Shares redeemed with respect to more than an aggregate of 20% of the Public Shares. Accordingly, if a Public Shareholder, alone or acting in concert or as a group, seeks redemption of more than 20% of the Public Shares, then any such shares in excess of that 20% limit would not be redeemed for cash.

Facilities

SPAC currently maintains its executive offices at 382 NE 191st St., Suite 602, Miami, FL 33179-3899. The Sponsor pays the cost for this space without reimbursement. SPAC considers its current office space adequate for its current operations.

Legal Proceedings

From time to time, SPAC, its executive officers, directors, the Sponsor and its respective affiliates and/or any of their respective principals and employees may be subject to legal proceedings, and as a result, may incur significant costs and expenses in connection with such legal proceedings.

Human Capital Resources

SPAC has two executive officers. The amount of time they will devote in any time period will vary based on whether a target business has been selected for the business combination and the stage of the business combination process the Company is in. Accordingly, once a suitable target business to acquire has been located, management will spend more time investigating such target business and negotiating and processing the business combination (and consequently spend more time on our affairs) than had been spent prior to locating a suitable target business. We presently expect our executive officers to devote such amount of time as they reasonably believe is necessary to our business. SPAC does not intend to have any full-time employees prior to the consummation of the Business Combination.

The Merger Subs

Company Merger Sub, a Delaware limited liability company, and SPAC Merger Sub, a Delaware corporation, and direct, wholly owned subsidiaries of Pubco, were both incorporated on October 15, 2025 solely for the purpose of effectuating the Transactions and do not own any material assets or operate any business.

Directors, Executive Officers and Corporate Governance

SPAC’s directors and officers are as follows:

Name	Age	Title
Taryn Naidu	47	Chief Executive Officer and Director
Kyle Horton	38	Chief Financial Officer
J. Michael Arrington	55	Director
Richard Danis	56	Director
Lindy Key	43	Director
Ronald Palmeri	61	Director

J. Michael Arrington has served as Chairman and a Director of the SPAC since August 2025. He was the founder of and has been a Managing Member at Arrington Capital Management, LLC, a web3 multi-strategy hedge fund, since December 2017 and at Arrington Capital Investment Management, LLC, an affiliate of SPAC, since August 2021. Mr. Arrington founded TechCrunch, a leading technology news site launched in 2005.

Mr. Arrington previously practiced corporate law, co-founded several startups, and later established the venture firm CrunchFund, prior to focusing on cryptocurrency and web3 investments. Mr. Arrington received a Bachelor of Arts in Economics from Claremont McKenna College and a Juris Doctor from Stanford Law School. The Company believes that Mr. Arrington is qualified to serve on the SPAC Board because of his senior management, business development, and industry experience (including web3 and venture experience).

Taryn Naidu has served as the Chief Executive Officer of SPAC and a Director of the SPAC since August 2025. He has served as a Partner and Chief Operating Officer at Arrington Capital Investment Management, LLC, an affiliate of SPAC, since June 2023. Mr. Naidu also serves as a director at System1, Inc. (Nasdaq: SST). From March 2019 to April 2022, Mr. Naidu served as the Chief Operating Officer at Rigetti Computing, Inc., where he was instrumental in the business operations and led multiple financing rounds for such company, including its public offering through a deSPAC merger. From August 2014 to August 2017, Mr. Naidu was the Chief Executive Officer and a member of the Board of Directors of Rightside Group Ltd. after its business separation from Leaf Group Ltd. in 2014, where he led one of the leading domain services companies, until its sale to Identity Digital in 2017. Mr. Naidu received a Bachelor of Computer Science from the University of Regina. The Company believes Mr. Naidu is qualified to serve on the SPAC Board because of his technical background, his experience with public company boards, and his strategic planning and industry experience.

Kyle Horton has served as the Chief Financial Officer of SPAC since August 2025. He started his career as an Engineering Officer in the United States Air Force serving in both the US and Afghanistan. Mr. Horton has worked in Finance and Operations at large public companies, Apple and Wayfair, as well as several early-stage technology startups. As Senior Vice President of Strategy, Finance and Operations at Rigetti Computing (Nasdaq: RGTI) from August 2020 to April 2023. Mr. Horton served as Vice President, Operations at Invisible AI from August 2023 to December 2023. Mr. Horton was instrumental in taking Rigetti Computing public through a SPAC transaction in 2022. Mr. Horton has served as the Vice President, Finance and Operations at Arrington Capital Investment Management, LLC, an affiliate of SPAC, since January 2024, a web3 multi-strategy hedge fund. Mr. Horton received a Bachelor of Science from the University of Virginia and a Master of Business Administration from Cornell University.

Richard Danis has served on the SPAC Board since August 2025. He served as the General Counsel for Bluetooth SIG, Inc. from December 2024 to April 2025, and as the General Counsel and Corporate Secretary at Rigetti Computing, Inc. (Nasdaq: from July 2019 to December 2024. From January 2020 to December 2022, Mr. Danis served as a Director on the board of F3 Nation, Inc. Mr. Danis received a Bachelor of Art in Accounting from Ohio University and a Juris Doctor from DePaul University College of Law. The Company believes that Mr. Danis is qualified to serve on the SPAC Board because of his senior management experience and his experience with risk assessment, international business, and board governance.

Ronald Palmeri has served on the SPAC Board since August 2025. He served as Chief Executive Officer and director at Trainspot, Inc. from August 2023 to July 2024. From June 2019 to February 2022, Mr. Palmeri served as a Partner at Arrington Capital Management, LLC, an affiliate of SPAC, where he worked with entrepreneurs creating new rails for data, finance, and ownership. Prior to joining Arrington Capital Management, LLC, Mr. Palmeri founded several startups and MkII Ventures. Mr. Palmeri received a Bachelor of Arts in History and French from Middlebury College and attended Sciences Po in Paris. He has written and spoken widely on user-driven product development and the craft of venture company-building. The Company believes that Mr. Palmeri is qualified to serve on the SPAC Board because of his senior management, business development, and industry experience (including web3 and venture experience) and his knowledge of and perspective on building and operating companies.

Lindy Key has served on the SPAC Board since August 2025. She was the founder and has been the Principal of WNC Consulting Group, LLC since February 2020, providing accounting and finance consulting services to companies. From October 2015 to February 2020, Ms. Key served as the Assistant Controller and later Controller at Porch Group Inc., and as Director of Accounting at Leaf Group Ltd. Ms. Key holds an undergraduate degree in

Business Administration from the University of Washington and a Certificate in Accounting from the University of Washington Foster School of Business. The Company believes Ms. Key is qualified to serve on the SPAC Board because of her technical background, her accounting and auditing experience, and her international business experience.

Corporate Governance

Number and Terms of Office of Officers and Directors

The SPAC Board consists of five members. Prior to the closing of SPAC’s initial business combination, only holders of the SPAC Class B Shares will be entitled to vote on the appointment and removal of directors or continuing SPAC to a jurisdiction outside the Cayman Islands (including any special resolution required to amend its constitutional documents or to adopt new constitutional documents, in each case, as a result of its approving a transfer by way of continuation to a jurisdiction outside the Cayman Islands). Holders of the Public Shares will not be entitled to vote on such matters during such time. These provisions of the SPAC Charter relating to these rights of holders of SPAC Class B Shares may be amended by a special resolution passed by the affirmative vote of at least 90% (or, where such amendment is proposed in respect of the consummation of SPAC’s initial business combination, two-thirds) of the votes cast by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at the applicable general meeting of SPAC. In accordance with Nasdaq corporate governance requirements, SPAC is not required to hold an annual general meeting until one year after its first fiscal year end following its listing on Nasdaq.

SPAC’s officers are appointed by the SPAC Board and serve at the discretion of the board, rather than for specific terms of office. The SPAC Board is authorized to appoint officers as it deems appropriate pursuant to the SPAC Charter.

Director Independence

Nasdaq listing standards require that a majority of the SPAC Board be independent. The SPAC Board has determined that Mr. Richard Danis, Ms. Lindy Key and Mr. Ronald Palmeri are “independent directors” as defined in the Nasdaq listing standards. SPAC’s independent directors have regularly scheduled meetings at which only independent directors are present.

Committees of the Board of Directors

The SPAC Board has three standing committees: an audit committee, a compensation committee and a nominating and corporate governance committee. The rules of Nasdaq and Rule 10A-3 of the Exchange Act require that the audit committee of a listed company be comprised solely of independent directors. Each committee operates under a charter that has been approved by the SPAC Board and has the composition and responsibilities described below. The charter of each committee is available on SPAC’s website.

Audit Committee

Mr. Richard Danis, Ms. Lindy Key and Mr. Ronald Palmeri serve as the members of SPAC’s audit committee. Under the Nasdaq listing standards and applicable SEC rules, SPAC is required to have three members of the audit committee, all of whom must be independent. Mr. Richard Danis, Ms. Lindy Key and Mr. Ronald Palmeri are each independent.

Ms. Lindy Key serves as the chairman of the audit committee. Each member of the audit committee is financially literate and the SPAC Board have determined that all members qualify as “audit committee financial experts” as defined in applicable SEC rules.

SPAC has adopted an audit committee charter, which details the principal functions of the audit committee, including:

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assisting board oversight of (1) the accounting and financial reporting processes of the SPAC and the audits of the financial statements of the SPAC, (2) the preparation and integrity of the financial statements of the SPAC, (3) the compliance by the SPAC with financial statement and regulatory requirements, (4) the performance of the SPAC’s internal finance and accounting personnel and its independent registered public accounting firms, and (5) the qualifications and independence of the SPAC’s independent registered public accounting firms;

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reviewing with each of the internal and independent registered public accounting firms the overall scope and plans for audits, including authority and organizational reporting lines and adequacy of staffing and compensation;

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reviewing and discussing with management and internal auditors the SPAC’s system of internal control and discussing with the independent registered public accounting firm any significant matters regarding internal controls over financial reporting that have come to its attention during the conduct of its audit;

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reviewing and discussing with management, internal auditors and the independent registered public accounting firm the SPAC’s financial and critical accounting practices, and policies relating to risk assessment and management;

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reviewing reports of the independent registered public accounting firm and discussing 1) all critical accounting policies and practices to be used in the firm’s audit of the SPAC’s financial statements, 2) all alternative treatments of financial information within GAAP that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent registered public accounting firm, and 3) other material written communications between the independent registered public accounting firm and management, such as any management letter or schedule of unadjusted differences;

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reviewing and discussing with management and the independent registered public accounting firm the annual and quarterly financial statements and section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of the SPAC prior to the filing of the SPAC’s Annual Report on Form 10-K and Quarterly Reports on Form 10-Q;

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reviewing, or establishing, standards for the type of information and the type of presentation of such information to be included in, earnings press releases and earnings guidance provided to analysts and rating agencies;

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discussing with management and the independent registered public accounting firm any changes in the SPAC’s critical accounting principles and the effects of alternative GAAP methods, off-balance sheet structures and regulatory and accounting initiatives;

•	reviewing material pending legal proceedings involving the Company and other contingent liabilities;

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meeting periodically with the Chief Executive Officer, Chief Financial Officer, the senior internal auditing executive and the independent registered public accounting firm in separate executive sessions to discuss results of examinations;

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reviewing and approving all transactions between the SPAC and related parties or affiliates of the officers of the SPAC requiring disclosure under Item 404 of Regulation S-K prior to the SPAC entering into such transactions;

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establishing procedures for the receipt, retention and treatment of complaints received by the SPAC regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submissions by employees or contractors of concerns regarding questionable accounting or accounting matters;

with the SPAC’s management, independent registered public accounting firm and outside legal counsel (i) legal and regulatory matters which may have a material effect on the financial statements, and (ii) corporate compliance policies or codes of conduct, including any correspondence with regulators or government agencies and any employee complaints or published reports that raise material issues regarding the Company’s financial statements or accounting policies and any significant changes in accounting standards or rules promulgated by the Financial Accounting Standards Board, the SEC or other regulatory authorities; and

•	establishing policies for the hiring of employees and former employees of the independent registered public accounting firm.

Compensation Committee

The members of SPAC’s compensation committee are Mr. Richard Danis, Ms. Lindy Key and Mr. Ronald Palmeri, who serves as chair of the compensation committee. Under the Nasdaq listing standards and applicable SEC rules, SPAC is required to have a compensation committee of at least two members, all of whom must be independent. Mr. Richard Danis, Ms. Lindy Key and Mr. Ronald Palmeri are each independent. SPAC has adopted a compensation committee charter, which details the principal functions of the compensation committee, including:

•	reviewing the performance of the Chief Executive Officer and executive management;

•	assisting the SPAC Board in developing and evaluating potential candidates for executive positions (including Chief Executive Officer);

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reviewing and approving goals and objectives relevant to the Chief Executive Officer and other executive officer compensation, evaluating the Chief Executive Officer’s and other executive officers’ performance in light of these corporate goals and objectives, and setting the Chief Executive Officer and other executive officer compensation levels consistent with its evaluation and the SPAC philosophy;

•	approving the salaries, bonus and other compensation for all executive officers;

•	reviewing and approving compensation packages for new corporate officers and termination packages for corporate officers as requested by management;

•	reviewing and discussing with the SPAC Board and senior officers plans for officer development and corporate succession plans for the Chief Executive Officer and other senior officers;

•	reviewing and making recommendations concerning executive compensation policies and plans;

•	reviewing and recommending to the SPAC Board the adoption of or changes to the compensation of the SPAC’s directors;

•	reviewing and approving the awards made under any executive officer bonus plan, and providing an appropriate report to the SPAC Board;

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reviewing and making recommendations concerning long-term incentive compensation plans, including the use of stock options and other equity-based plans, and, except as otherwise delegated by the SPAC Board, acting as the “Plan Administrator” for equity-based and employee benefit plans;

•	approving all special perquisites, special cash payments and other special compensation and benefit arrangements for the SPAC’s executive officers and employees;

•	reviewing periodic reports from management on matters relating to the SPAC’s personnel appointments and practices;

•	assisting management in complying with the SPAC’s proxy statement and annual report disclosure requirements;

•	annual Report of the Compensation Committee on Executive Compensation for the SPAC’s annual proxy statement in compliance with applicable SEC rules and regulations;

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annually evaluating the committee’s performance and the compensation committee’s charter and recommending to the SPAC Board any proposed changes to the compensation committee charter or the compensation committee; and

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undertaking all further actions and discharge all further responsibilities imposed upon the compensation committee from time to time by the SPAC Board, the federal securities laws or the rules and regulations of the SEC.

The charter also provides that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel or other adviser and will be directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the compensation committee will consider the independence of each such adviser, including the factors required by Nasdaq and the SEC.

Nominating and Corporate Governance Committee

The members of SPAC’s nominating and corporate governance committee are Ms. Lindy Key, Mr. Ronald Palmeri and Mr. Richard Danis, who serves as chair of the nominating and corporate governance committee. Under the Nasdaq listing standards and applicable SEC rules, all nominating and corporate governance committee members must be independent. Mr. Richard Danis, Ms. Lindy Key and Mr. Ronald Palmeri are each independent. SPAC has adopted a nominating and corporate governance committee charter, which details the principal functions of the nominating and corporate governance committee, including:

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identifying, screening and reviewing individuals qualified to serve as directors, consistent with criteria approved by the SPAC Board, and recommending to the SPAC Board candidates for nomination for election at the annual meeting of shareholders or to fill vacancies on the SPAC Board;

•	developing and recommending to the SPAC Board and overseeing implementation of SPAC’s corporate governance guidelines;

•	coordinating and overseeing the annual self-evaluation of the SPAC Board, its committees, individual directors and management in the governance of the company; and

•	reviewing on a regular basis SPAC’s overall corporate governance and recommending improvements as and when necessary.

The charter also provides that the nominating and corporate governance committee may, in its sole discretion, retain or obtain the advice of, and terminate, any search firm to be used to identify director candidates, and will be directly responsible for approving the search firm’s fees and other retention terms.

Code of Business Conduct

SPAC has adopted a Code of Business Conduct applicable to its directors, officers and employees. SPAC has filed a copy of its Code of Business Conduct as an exhibit to its registration statement on Form S-1/A, as filed with the Commission on May 14, 2025. If SPAC makes any amendments to its Code of Business Conduct, will disclose the nature of such amendment or waiver in a Current Report on Form 8-K.

Insider Trading Policy

SPAC has adopted an insider trading policy (the “Insider Trading Policy”) governing the purchase, sale and other dispositions of SPAC securities by SPAC directors, officers and employees that is designed to promote compliance with insider trading laws, rules and regulations. The Insider Trading Policy requires insiders to (1) refrain from purchasing securities during certain blackout periods and when they are in possession of any material non-public information and (2) clear certain trades prior to execution. SPAC cannot currently determine whether SPAC insiders will make such purchases pursuant to a Rule 10b5-1 plan, as it will be dependent upon several factors, including but not limited to, the timing and size of such purchases. In addition, with regard to SPAC’s trading in its own securities, it is SPAC’s policy to comply with all applicable insider trading laws, rules, and regulations. SPAC’s Insider Trading Policy was filed with its Annual Report on Form 10-K for the year ended September 30, 2025.

Conflicts of Interest

Under Cayman Islands law, directors and officers owe the following fiduciary duties:

•	duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole;

•	duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose;

•	directors should not improperly fetter the exercise of future discretion;

•	duty to exercise authority for the purpose for which it is conferred and a duty to exercise powers fairly as between different sections of shareholders;

•	duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests; and

•	duty to exercise independent judgment.

In addition to the above, directors also owe a duty of care which is not fiduciary in nature. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge, skill and experience of that director.

As set out above, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position at the expense of SPAC. However, in some instances what would otherwise be a breach of this duty can be forgiven and/or authorized in advance by the shareholders provided that there is full disclosure by the directors. This can be done by way of permission granted in the SPAC Charter or alternatively by shareholder approval at general meetings. Each of SPAC’s officers and directors presently has, and any of them in the future may have additional, fiduciary, contractual or other obligations or duties to one or more other entities pursuant to which such officer or director is or will be required to present a business combination opportunity to such entities. Accordingly, if any of its officers or directors becomes aware of a business combination opportunity which is suitable for an entity to which he or she has then current fiduciary or contractual obligations, he or she will honor his or her fiduciary or contractual obligations to present such business combination opportunity to such other entity, subject to their fiduciary duties under Cayman Islands law. The SPAC Charter provides that, to the fullest extent permitted by law: (i) none of the Sponsor or any individual serving as a director or an officer shall have any duty, except and to the extent expressly assumed by contract, to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as SPAC, (ii) SPAC renounces any interest or expectancy in, or in being offered an opportunity to participate in, any potential transaction or matter which (a) may be a corporate opportunity for the Sponsor or any director or officer, on the one hand, and SPAC, on the other or (b) the presentation of which would breach an existing legal obligation of the Sponsor or any director or officer to any other entity; and (iii) except to the extent expressly assumed by contract, none of the Sponsor or any director or officer will have any duty to communicate or offer any such corporate opportunity to SPAC and shall not be liable to SPAC or its shareholders for breach of any fiduciary duty as a shareholder, director and/or officer solely by reason of the fact that such party pursues or acquires such corporate opportunity for itself, himself or herself, directs such corporate opportunity to another person, or does not communicate information regarding such corporate opportunity to SPAC. SPAC does not believe, however, that the fiduciary duties or contractual obligations of its officers or directors will materially affect its ability to complete a business combination, because the entities to which its officers and directors owe fiduciary duties or contractual obligations (as described below) are not themselves in the business of engaging in business combinations.

Below is a table summarizing the entities to which SPAC’s officers and directors currently have fiduciary duties or contractual obligations:

Individual(1)	Entity	Entity’s Business	Affiliation
Taryn Naidu	Arrington Capital Investment Management, LLC	Asset Management, Digital Assets	Partner and Chief Operating Officer, Chief Financial Officer, Chief Compliance Officer

Kyle Horton	Arrington Capital Investment Management, LLC	Asset Management, Digital Assets	Vice President, Finance and Operations

J. Michael Arrington	Arrington Capital Investment Management, LLC; Arrington Capital Management, LLC	Asset Management, Digital Assets	Founder and Managing Member

Richard Danis	N/A	N/A	N/A

Lindy Key	WNC Consulting Group, LLC	Accounting Services	Owner; Accounting and Finance Consulting Services

Ronald Palmeri	N/A	N/A	N/A

(1)	Each individual listed has a fiduciary duty with respect to each of the listed entities opposite from his/her name.

Potential investors should also be aware of the following other potential conflicts of interest:

The Sponsor purchased from the Original Sponsor for an aggregate of $6,600,000, 7,880,000 Founder Shares, 400,000 SPAC Class A Shares and 200,000 SPAC Private Warrants. Certain of SPAC’s officers and directors have an indirect economic interest in such shares and warrants through their membership interest in the Sponsor. Assuming a trading price of $    per Founder Share and $   per SPAC Private Warrant (based upon the respective closing prices of the SPAC Class A Shares and the SPAC Public Warrants on Nasdaq on     , 2026, the most recent practicable date prior to the date of this proxy statement/prospectus), the 7,880,000 Founder Shares, 400,000 SPAC Class A Shares and 200,000 SPAC Private Warrants, in each case if unrestricted and freely tradable, would have an implied aggregate market value of $    million. However, given the shares of Pubco Class A Common Stock that will be received in exchange for such Founder Shares or upon exercise of the Pubco Warrants will be subject to lockup restrictions, SPAC believes such shares have less value. Even if the trading price of the Public Shares were as low as $    per share, the aggregate market value of the Founder Shares alone (without taking into account the value of the SPAC Private Warrants) would be approximately equal to the initial investment in SPAC by the Sponsor.

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In addition, the Sponsor agreed to, immediately prior to the Company Merger Effective Time, forfeit 120,000 SPAC Class A Shares, 2,364,000 SPAC Class B Shares and 60,000 SPAC Private Warrants. After the Sponsor’s remaining SPAC Class B Shares are automatically converted to SPAC Class A Shares immediately prior to the SPAC Merger Effective Time, the Sponsor’s remaining SPAC Class A Shares will automatically convert into Pubco Class A Common Stock and its remaining SPAC Private Warrants into Pubco Warrants at the SPAC Merger Effective Time. Accordingly, following the Closing, the Sponsor will hold no more than 5,796,000 shares of Pubco Class A Common Stock and 140,000 Pubco Warrants from the exchange of its equity interests in the SPAC. As a result, if the Transactions are completed and the Sponsor forfeits the minimum number of shares of Pubco Class A Common Stock, even if the trading price of the Pubco Class A Common Stock were as low as $   per share, the aggregate market value of the Pubco Class A Common Stock received in exchange for the Founder Shares and not forfeited, alone (without taking into account the value of the Private Placement Units), would be approximately equal to the initial investment in SPAC by the Sponsor. If the trading price is greater than $   , the Sponsor is likely to be able to make a substantial profit on its investment in SPAC at a time when the SPAC Class A Shares and SPAC Public Warrants have lost significant value. On the other hand, if the Transactions are not approved and SPAC is unable to complete another business combination within the Combination Period, the 7,880,000 Founder Shares, 400,000 SPAC Class A Shares and 200,000 SPAC Private Warrants purchased by the Sponsor for an aggregate amount of $6,600,000 will be worthless, and Sponsor will lose its entire investment in SPAC. Accordingly, the economic interests of the Sponsor diverge from the economic interests of holders of the Public Shares.

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As of the date hereof, the Sponsor is the record holder of 7,880,000 SPAC Class B Shares, 400,000 SPAC Class A Shares and 200,000 SPAC Private Warrants. J. Michael Arrington, a member of the SPAC Board, is the sole managing member of Arrington Capital Management, LLC, which is the general partner of the Sponsor. As of the date hereof, J. Michael Arrington is deemed to hold voting and dispositive control over the securities held directly by the Sponsor. J. Michael Arrington disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest he may have therein, directly or indirectly. Each of Mr. Arrington, Taryn Naidu, Chief Executive Officer of SPAC and member of the SPAC Board, Kyle Horton, Chief Financial Officer of SPAC, and Ronald Palmeri, a member of the SPAC Board, owns limited partner interests in the Sponsor and through them has an indirect interest in the Founder Shares, the SPAC Class A Shares and the SPAC Private Warrants and compensation the Sponsor receives in connection with the Transactions. In addition, the Sponsor is expected to transfer 10,000 SPAC Class B Shares to each of Richard Danis, Lindy Key, and Ronald Palmeri, each members of the SPAC Board, prior to the closing of the Business Combination.

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In addition to the compensation to be received by the Sponsor and its affiliates referred to above, RippleWorks made the RippleWorks Investment that is subject to the Sponsor’s obligation to invest all of the RippleWorks Token Investment in shares of Pubco pursuant to the Series C Subscription Agreement. RippleWorks may withdraw the RippleWorks Investment if the Business Combination is not consummated. The Sponsor will receive a customary annual management fee in connection with its management of the RippleWorks Investment. RippleWorks is a limited partner in the Sponsor and, prior to the RippleWorks Investment held, and after the execution of the Business Combination Agreement holds, a majority of the limited partner interests in the Sponsor. Prior to the RippleWorks Investment, RippleWorks was entitled to only customary limited partner information and approval rights in the Sponsor. In connection with the RippleWorks Investment, the Sponsor and RippleWorks entered into a letter agreement dated October 17, 2025 pursuant to which Sponsor agreed to consult with RippleWorks on any decisions directly related to the disposition or voting of Pubco Stock purchased under the Series C Subscription Agreement and to vote such shares as directed by RippleWorks. Chris Larsen, co-founder and Executive Chairman of Ripple, is also a co-founder and member of the board of directors of RippleWorks.

•	The Sponsor and SPAC’s directors and officers shall not redeem any of the SPAC Common Shares held by them pursuant to the SPAC Charter.

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The Sponsor and SPAC’s officers and directors have agreed to waive their rights to liquidating distributions from the Trust Account with respect to the SPAC Common Shares (other than Public Shares) held by them if SPAC fails to consummate an initial business combination within the Combination Period.

•	The Sponsor and SPAC’s officers and certain directors may lose their entire investment in SPAC if a business combination is not consummated within the Combination Period.

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The Sponsor has agreed that it will be liable to SPAC if and to the extent any claims by a third party for services rendered or products sold to SPAC, or a prospective target business with which SPAC has entered into a written letter of intent, confidentiality or other similar agreement or business combination agreement (except for SPAC’s independent registered public accounting firm), reduce the amount of funds in the Trust Account to below (i)     per Public Share or (ii) such lesser amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the trust assets, in each case, net of the amount of interest earned on the property in the Trust Account which may be withdrawn to pay taxes, provided that such liability will not apply to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account nor will it apply to any claims under SPAC’s indemnity of the underwriters of the SPAC IPO against certain liabilities, including liabilities under the Securities Act.

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SPAC’s existing officers and directors will be eligible for continued indemnification and continued coverage under a tail directors’ and officers’ liability insurance policy for up to a six-year period from and after the Closing for events occurring prior to the Closing, which tail policy is to be paid for by Pubco at the Closing pursuant to the Business Combination Agreement. If the Transactions do not close, SPAC’s officers and directors may not receive this tail insurance coverage.

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Pursuant to the A&R Registration Rights Agreement, the Sponsor will have customary registration rights, including demand and piggy-back rights, subject to cooperation and cut-back provisions with respect to the Pubco Class A Common Stock and Pubco Warrants held by it following the consummation of the Business Combination.

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The SPAC Charter provides that, to the fullest extent permitted by applicable law: (i) none of the Sponsor or any individual serving as a director or an officer shall have any duty, except and to the extent expressly assumed by contract, to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as SPAC; (ii) SPAC renounces any interest or expectancy in, or in being offered an opportunity to participate in, any potential transaction or matter which (a) may be a corporate opportunity for the Sponsor or any director or officer, on the one hand, and SPAC, on the other or (b) the presentation of which would breach an existing legal obligation of the Sponsor or any director or officer to any other entity; and (iii) except to the extent expressly assumed by contract, none of the Sponsor or any director or officer will have any duty to communicate or offer any such corporate opportunity to SPAC and shall not be liable to SPAC or its shareholders for breach of any fiduciary duty as a shareholder, director and/or officer solely by reason of the fact that such party pursues or acquires such corporate opportunity for itself, himself or herself, directs such corporate opportunity to another person, or does not communicate information regarding such corporate opportunity to SPAC. In the course of their other business activities, SPAC’s officers and directors may have, or may become aware of, other investment and business opportunities which may be appropriate for presentation to SPAC as well as the other entities with which they are affiliated. SPAC’s management has pre-existing fiduciary duties and contractual obligations and if there is a conflict of interest in determining to which entity a particular business combination opportunity should be presented, any pre-existing fiduciary obligation will be presented the business combination opportunity before SPAC is presented with it. SPAC does not believe that the pre-existing fiduciary duties or contractual obligations of its officers and directors materially impacted its search for an acquisition target.

The Sponsor agreed that the shares of Pubco Class A Common Stock and Pubco Warrants received by it in connection with the SPAC Merger, and any shares of Pubco Class A Common Stock issuable upon the exercise of Pubco Warrants, will be locked-up and subject to transfer restrictions, until the earlier of (i) the Anniversary Release and (ii) the date on which Pubco consummates a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all Pubco stockholders having the right to exchange their shares of Pubco common stock for cash, securities or other property. The Lock-Up Agreements include customary exceptions to the transfer restrictions, including transfers to affiliates, family members, charitable organizations, and in connection with certain tax or estate planning transactions, provided that the transferee agrees to be bound by the same restrictions for the remainder of the lock-up period.

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On October 19, 2025, concurrently with the execution of the Business Combination Agreement, the Sponsor entered into the Series C Subscription Agreements, as detailed in the section entitled “Certain Relationships and Related Party Transactions—SPAC’s Relationships and Related Party Transactions.” As a result, if the Transactions are completed, the Sponsor will receive Pubco Class A Common Stock in exchange for their investments, which may increase in value following the completion of the Transactions. On the other hand, if the Transactions are not approved or, notwithstanding approval, are not completed, the Series C Subscription Agreements will terminate in accordance with their terms, the cash or contributed XRP will be returned in the manner prescribed by the applicable Series C Subscription Agreement, and the Sponsor will not receive Pubco Class A Common Stock or the potential upside benefits of ownership thereof.

Prior to or in connection with the completion of its initial business combination, there may be other payments by SPAC to its officers, independent directors, advisors, or their respective affiliates, of a finder’s fee, advisory fee, consulting fee or success fee for any services they render in order to effectuate the completion of its initial business, which, if made prior to the completion of its initial business combination, will be paid from funds held outside the Trust Account, including permitted withdrawals from the Trust Account.

SPAC cannot assure you that any of the above-mentioned conflicts will be resolved in its favor.

Limitation on Liability and Indemnification of Officers and Directors

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against willful default, willful neglect, actual fraud or the consequences of committing a crime. The SPAC Charter provides that SPAC’s officers and directors will be indemnified by SPAC to the fullest extent permitted by law, as it now exists or may in the future be amended, including for any liability incurred in their capacities as such, except through their own actual fraud, willful default or willful neglect. SPAC has purchased a policy of directors’ and officers’ liability insurance that insures its officers and directors against the cost of defense, settlement or payment of a judgment in some circumstances and insures it against its obligations to indemnify its officers and directors, up to a limit of $5 million.

SPAC’s officers and directors have agreed, and any persons who may become officers or directors prior to the initial business combination will agree, to waive any right, title, interest or claim of any kind in or to any monies in the Trust Account, and to waive any right, title, interest or claim of any kind they may have in the future as a result of, or arising out of, any services provided to SPAC and will not seek recourse against the Trust Account for any reason whatsoever (except to the extent they are entitled to funds from the Trust Account due to their ownership of Public Shares). Accordingly, any indemnification provided will only be able to be satisfied by SPAC if (i) SPAC has sufficient funds outside of the Trust Account or (ii) SPAC consummates an initial business combination.

SPAC’s indemnification obligations may discourage shareholders from bringing a lawsuit against its officers or directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against its officers and directors, even though such an action, if successful, might otherwise benefit SPAC and its shareholders. Furthermore, a shareholder’s investment may be adversely affected to the extent SPAC pays the costs of settlement and damage awards against its officers and directors pursuant to these indemnification provisions.

SPAC believes that these provisions, the insurance and the indemnity agreements are necessary to attract and retain talented and experienced officers and directors.

SPAC’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

References in this section to “management” refer to SPAC’s officers and directors. The following discussion and analysis provides information which SPAC’s management believes is relevant to an assessment and understanding of its results of operations and financial condition. This discussion and analysis should be read together with the sections of the proxy statement/prospectus entitled “Information About SPAC,” and SPAC’s audited financial statements and related notes thereto that are included elsewhere in the proxy statement/prospectus. In addition to historical financial information, this discussion and analysis contains forward-looking statements based upon current expectations that involve risks, uncertainties and assumptions. See the section entitled “Cautionary Note Regarding Forward-Looking Statements.” Actual results and timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” or elsewhere in the proxy statement/prospectus. Unless otherwise indicated or the context otherwise requires, references in this section of the proxy statement/prospectus to the “SPAC,” “we,” “us” “our,” and other similar terms refer to Armada Acquisition Corp. II, a Cayman Islands exempted company.

Overview

SPAC is a blank check company incorporated on October 3, 2024 as a Cayman Islands exempted company for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, recapitalization, reorganization or similar business combination with one or more businesses that we have not yet selected. SPAC may pursue a Business Combination in any industry or sector. For the period from October 3, 2024 (date of inception) through August 28, 2025, SPAC’s sponsor was Armada Sponsor II LLC. On August 12, 2025, SPAC entered into the Purchase Agreement, pursuant to which the Original Sponsor agreed to sell to Sponsor, and Sponsor agreed to purchase from Original Sponsor, an aggregate of 7,880,000 SPAC Class B Shares, par value $0.0001 per share, 400,000 SPAC Class A Shares, par value $0.0001 per share, and 200,000 private placement warrants of SPAC for an aggregate purchase price of $6,600,000. Effective August 28, 2025, the purchase was completed and the Original Sponsor ceased to control SPAC. Following the completion, Sponsor owns all of SPAC’s equity interests held by the Original Sponsor, including 100% of SPAC’s Class B ordinary shares, has the power to appoint all members of the SPAC Board, and may therefore be deemed to control SPAC.

The registration statement for the SPAC IPO was declared effective on May 20, 2025. On May 22, 2025, SPAC consummated the SPAC IPO of 23,000,000 SPAC Units, including the issuance of 3,000,000 SPAC Units as a result of the underwriters’ exercise of their over-allotment option, at $10.00 per SPAC Unit, generating gross proceeds of $230,000,000.

Simultaneously with the closing of the SPAC IPO, SPAC consummated the private placement (the “Private Placement”) of an aggregate of 710,000 Private Placement Units, at a price of $10.00 per unit, in a private placement to Original Sponsor, CCM and Northland, generating gross proceeds to the SPAC of $7,100,000.

Transaction costs amounted to $14,413,386, consisting of $4,600,000 of cash underwriting fee, $9,200,000 of deferred underwriting fee, and $613,386 of other offering costs.

Upon the closing of the SPAC IPO and the Private Placement, $231,150,000 of the net proceeds of the SPAC IPO and the sale of the Private Placement Units were placed in the Trust Account, located in the United States, with Continental Stock Transfer & Trust Company acting as trustee, and invested in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act of 1940, as amended, or the Investment Company Act, having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations, as determined by SPAC, until the earlier of: (i) the completion of a Business Combination and (ii) the distribution of the Trust Account.

If SPAC is unable to complete a Business Combination within the Combination Period, SPAC will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than 10 business days thereafter, redeem the Public Shares, subject to lawfully available funds, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account (which interest shall be net of taxes payable and up to $100,000 of interest to pay dissolution expenses), divided by the number of then issued and outstanding Public Shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any), subject to applicable law; and (iii) as promptly as reasonably possible following such redemption, subject to the approval of SPAC’s remaining shareholders and the SPAC Board, liquidate and dissolve, subject in each case to our obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law.

Commencing on June 24, 2025, the holders of the SPAC Units may elect to trade ordinary shares and the warrants comprising the SPAC Units separately.

Proposed Transactions

On October 19, 2025, SPAC entered into the Business Combination Agreement with (a) Pubco, (b) SPAC Merger Sub, (c) the Company, (d) Company Merger Sub, and (e) Ripple.

The Business Combination Agreement provides that, among other things, following the SPAC Domestication and upon the Closing and upon the terms and subject to the conditions set forth therein, among other things, (i) SPAC Delaware will merge with and into SPAC Merger Sub, with SPAC Delaware continuing as the surviving company of the SPAC Merger, and (ii) at least two hours after the SPAC Merger, Company Merger Sub will merge with and into the Company, with the Company continuing as the surviving company of the Company Merger. As a result of the Mergers and the other transactions contemplated by the Business Combination Agreement, Pubco will become a publicly traded company, all upon the terms and subject to the conditions set forth in the Business Combination Agreement and in accordance with applicable law.

For more information about the Business Combination Agreement and the proposed Transactions, see the sections entitled “The Business Combination Proposal” and “The Transactions.”

Results of Operations

SPAC has neither engaged in any operations nor generated any revenues to date. SPAC’s activities from October 3, 2024 (inception) through September 30, 2025, and for the period from October 3, 2024 (inception) through September 30, 2025, were organizational activities, those necessary to prepare for the initial public offering, described below, and identifying a target company for an initial business combination. SPAC does not expect to generate any operating revenues until after the completion of its initial business combination. SPAC generates non-operating income in the form of dividends earned on investments held in the Trust Account. SPAC incur expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses.

For the period from October 3, 2024 (inception) through September 30, 2025, SPAC had a net income of $1,771,983, which consisted of interest earned on marketable securities held in the Trust Account of $3,478,166, offset by general and administrative costs of $1,706,183.

Liquidity, Going Concern and Capital Resources

On May 22, 2025, SPAC consummated the initial public offering of 23,000,000 SPAC Units, at $10.00 per SPAC Unit, which included the full exercise of the over-allotment option of 3,000,000 SPAC Units, by the underwriters, generating gross proceeds of $230,000,000. Simultaneously with the closing of the IPO, SPAC consummated the sale of 710,000 SPAC Units at a price of $10.00 per private placement warrant to the sponsor, generating gross proceeds of $7,100,000.

Following the SPAC IPO, including the full exercise of the over-allotment option, and the Private Placement, a total of $231,150,000 ($10.05 per Unit) was placed in the Trust Account.

We incurred transaction costs of $14,413,386, which consisted of $4,600,000 of a cash underwriting fee, $9,200,000 of deferred underwriting fees, and $613,386 of other offering costs.

For the period from October 3, 2024 (inception) through September 30, 2025, cash used in operating activities was $349,425. Net income of $1,771,983 was affected by interest earned on cash and marketable securities held in the Trust Account of $3,478,166 and an adjustment to accrued offering costs of $5,000, offset by the payment of operating costs through the issuance of Class B ordinary shares of $25,000, payment of formation and operating costs through promissory note – related party of $4,614 and $870, respectively. Changes in operating assets and liabilities provided $1,331,274 of cash for operating activities. As of September 30, 2025, SPAC had cash and marketable securities held in the Trust Account of $234,628,166 (including approximately $3,478,166 of interest income) consisting of U.S. Treasury Bills with a maturity of 185 days or less. SPAC may withdraw interest from the Trust Account to pay taxes, if any. SPAC intends to use substantially all of the funds held in the Trust Account, including any amounts representing interest earned on the Trust Account (less income taxes payable, if any), to complete our Business Combination. To the extent that the share capital or debt is used, in whole or in part, as consideration to complete our Business Combination, the remaining proceeds held in the Trust Account will be used as working capital to finance the operations of the target business or businesses, make other acquisitions and pursue our growth strategies.

As of September 30, 2025, SPAC had cash of $361,105. SPAC intends to use the funds held outside the Trust Account primarily to identify and evaluate target businesses, perform business due diligence on prospective target businesses, travel to and from the offices, plants or similar locations of prospective target businesses or their representatives or owners, review corporate documents and material agreements of prospective target businesses, structure, negotiate and complete a Business Combination.

In order to fund working capital deficiencies or finance transaction costs in connection with a Business Combination, the Sponsor, or certain of our officers and directors or their affiliates may, but are not obligated to, loan us funds as may be required. If we complete a Business Combination, SPAC would repay such loaned amounts. In the event that a Business Combination does not close, we may use a portion of the working capital held outside the Trust Account to repay such loaned amounts but no proceeds from our Trust Account would be used for such repayment. A portion of such Working Capital Loans may be convertible into private placement units of the post Business Combination entity at the option of the lender. The units would be identical to the private placement units.

SPAC may need to obtain additional financing either to complete the Business Combination or because SPAC becomes obligated to redeem a significant number of Public Shares upon completion of the Business Combination, in which case SPAC may issue additional securities or incur debt in connection with such Business Combination. If SPAC is unable to raise additional capital, SPAC may be required to take additional measures to conserve liquidity, which could include, but not necessarily be limited to, curtailing operations, suspending the pursuit of a potential transaction, and reducing overhead expenses. SPAC cannot provide any assurance that new financing will be available to it on commercially acceptable terms, if at all.

SPAC has until the end of the Combination Period to consummate an initial Business Combination. It is uncertain that SPAC will be able to consummate an initial business combination by November 22, 2026. If an initial Business Combination is not consummated within the Combination Period, there will be mandatory liquidation and subsequent dissolution. SPAC’s management has determined that the liquidity condition and mandatory liquidation, should an initial Business Combination not occur, and potential subsequent dissolution raises substantial doubt about SPAC’s ability to continue as a going concern. No adjustments have been made to the carrying amounts of assets or liabilities should SPAC be required to liquidate after November 22, 2026.

Off-Balance Sheet Arrangements

SPAC has no obligations, assets or liabilities, which would be considered off-balance sheet arrangements as of September 30, 2025.

Contractual Obligations

SPAC does not have any long-term debt obligations, capital lease obligations, operating lease obligations, purchase obligations or other long-term liabilities, other than an agreement to pay the Original Sponsor $12,000 per month for office space, administrative and support services, and an agreement to pay the Fairness Opinion Fee. These monthly fees will cease upon the completion of the initial Business Combination or the liquidation of the Company. The administrative services agreement with the Original Sponsor was terminated on August 28, 2025; all outstanding fees were paid through this date. No agreement for administrative service fees has been entered into with the Sponsor.

SPAC granted the underwriters a 45-day option to purchase up to 3,000,000 additional SPAC Units to cover any over-allotments, at the SPAC IPO price less the underwriting discounts. On May 22, 2025, simultaneously with the closing of the SPAC IPO, the underwriters elected to fully exercise the over-allotment option to purchase the additional 3,000,000 SPAC Units at a price of $10.00 per SPAC Unit.

Additionally, the underwriters are entitled to $0.40 per SPAC Unit sold in the offering, $9,200,000 in the aggregate, and is payable to the underwriters based on the percentage of funds remaining in the Trust Account after redemptions of public shares, for deferred underwriting commissions to be placed in a Trust Account located in the United States and released to the underwriters only upon the completion of an initial Business Combination. On September 9, 2025, SPAC entered into a letter agreement with the underwriters that the underwriters shall, severally and not jointly, on the terms and conditions set forth in the letter agreement, and contingent upon the occurrence of a specified event that relates to a digital asset treasury transaction, reimburse a portion of SPAC’s bona fide documented fees and expenses incurred in connection with the SPAC IPO in the amount of $2,300,000, with such amount decreased by $0.10 for every SPAC Common Share for which a SPAC public shareholder exercises its redemption rights in connection with or prior to the specified event. As of September 30, 2025, no reimbursements have been recorded under such agreement.

SPAC entered into an agreement with an advisor, Northland, a cash transaction fee equal to a cash transaction fee equal to 1.0% of the consideration in the event that this advisor introduces the Company to the target with which we complete an initial Business Combination which is payable only upon and subject to the closing of the initial Business Combination. SPAC has also agreed to pay Northland up to $20,000 in reimbursable out-of-pocket expenses. No amounts were incurred under this agreement from the period from October 3, 2024 (inception) through September 30, 2025.

SPAC entered into an agreement with an investor relations advisor, Bishop IR (“Bishop”) for the period from May 19, 2025 through May 18, 2026 with a monthly fee of $8,500, payable only upon and subject to the closing of the initial Business Combination. Upon completion of the initial Business Combination, Bishop will be entitled to a success fee of $100,000 payable only upon and subject to the closing of the initial Business Combination. Bishop shall also be reimbursed for all reasonable expenses and disbursements incurred on our behalf provided they do not exceed $300 without our prior consent. As of September 30, 2025, there were no expenses recognized in connection with this agreement. The agreement with Bishop was terminated effective September 3, 2025 by the Sponsor, and upon termination of the agreement, SPAC recognized $37,564 of expenses which are included in deferred professional fees in SPAC’s balance sheet as of September 30, 2025.

On October 19, 2025, SPAC retained CCM to provide an opinion to the SPAC Board as to the fairness of the Exchange Ratio (as defined in the Fairness Opinion) in connection with the proposed Business Combination Agreement. Pursuant to the terms of its engagement, CCM became entitled to a fee of $450,000 in consideration for the fairness opinion. The Fairness Opinion Fee is due and payable to CCM as follows: (i) up to $100,000 became due to CCM upon informing the SPAC Board that it was prepared to render and deliver the fairness opinion; and (ii) the balance of the Fairness Opinion Fee is due upon the earlier of the closing of the proposed Business Combination or the termination of the merger agreement entered into by SPAC with respect to the proposed Business Combination. SPAC has also agreed to reimburse CCM’s reasonable expenses up to an aggregate amount of $125,000 and to indemnify CCM against liabilities arising out of or in connection with the services rendered and to be rendered by CCM under its engagement with SPAC.

Critical Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the condensed financial statements, and income and expenses during the periods reported. Making estimates requires management to exercise significant judgement. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the condensed financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, actual results could materially differ from those estimates. As of September 30, 2025, we did not have any critical accounting estimates to be disclosed.

Recent Accounting Pronouncements

In November 2023, the FASB issued ASU 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures”. The amendments in this ASU require disclosures, on an annual and interim basis, of significant segment expenses that are regularly provided to the chief operating decision maker (“CODM”), as well as the aggregate amount of other segment items included in the reported measure of segment profit or loss. The ASU requires that a public entity disclose the title and position of the CODM and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources. Public entities will be required to provide all annual disclosures currently required by Topic 280 in interim periods, and entities with a single reportable segment are required to provide all the disclosures required by the amendments in this ASU and existing segment disclosures in Topic 280. This ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. We have adopted ASU 2023-07 on October 3, 2024, the date of our incorporation.

In December 2023, the FASB issued ASU 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures.” The amendments require enhanced annual disclosures related to income taxes, including the rate reconciliation and income taxes paid by jurisdiction. This ASU is effective for fiscal years beginning after December 15, 2024, with early adoption permitted. The adoption of this ASU is not expected to have a material impact on our condensed financial statements.

In November 2024, the FASB issued ASU 2024-03, “Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40).” This ASU requires public entities to provide additional disclosures about the disaggregation of certain expense categories within the income statement. The ASU is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. The adoption of this ASU is not expected to have a material impact on our condensed financial statements.

Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on our condensed financial statements.

INFORMATION RELATED TO THE COMPANY

Unless otherwise indicated or the context otherwise requires, references in this section of the proxy statement/prospectus to “Evernorth,” the “Company,” “we,” “us,” “our,” and other similar terms refer to the Company prior to the Transactions and Pubco and its consolidated subsidiaries, including the Company, after giving effect to the Transactions.

Overview

Evernorth is a purpose-built vehicle for investment into XRP through public equity markets and will provide pure play access to XRP for institutional investors through a scalable, liquid, and regulated vehicle. Evernorth will operate as an active manager of our XRP assets striving to maximize shareholder value through sophisticated asset management techniques, including efficient acquisition of XRP, active portfolio management, diversified yield generation strategies and strategic geographic expansion. Evernorth seeks to capitalize on the momentum of XRP and the XRP Ledger, which were purposely built to be an incredibly effective and efficient method to bring a broad swath of financial infrastructure onto a public blockchain, resulting in faster, cheaper and capital efficient transactions.

Evernorth will leverage its experienced management team to actively manage our XRP assets, raise additional capital, and generate yield on a portion of our XRP assets with the goal of effectively managing operational, reputational and market risks by partnering with top-tier providers, utilizing careful portfolio construction, and implementing risk management controls designed to be strong.

Our Business Strategies

Overview

Our business strategy consists of four key pillars:

•	Efficiently acquire XRP, utilizing innovative financial products with optimal capital structure to maximize shareholder value;

•	Actively manage XRP assets through sophisticated investment strategies and risk management techniques;

•	Earn diversified yield by deploying a portion of our XRP assets for risk-mitigated yield generation in both traditional and decentralized finance (“Defi”) opportunities; and

•	International expansion, including initial focus geographies of Japan and South Korea.

The overriding goal of our strategies will be to maximize shareholder value with respect to the XRP we hold. We will continuously monitor the value of our XRP holdings and intend to utilize the strategies below in order to optimize results over time.

Evernorth will own a portfolio of actively managed XRP assets. Although we will strive to align performance with the performance of XRP, from time to time we may use risk management strategies including derivative instruments in a manner that is intended to enhance performance and/or mitigate risk. The decision to deploy these types of strategies will vary based on treasury performance, market conditions, capital raising timing, geo-political factors and other applicable XRP performance drivers which may apply from time to time.

Efficiently Acquire XRP

Our core strategy begins with our efforts to acquire, hold, and actively manage a treasury focused on XRP, in addition to other XRP assets. We intend to do so by raising capital using a variety of structures determined by market conditions, and once completed, we will efficiently purchase XRP with the proceeds of any such capital raises through trading protocols to minimize slippage, with a goal of maximizing shareholder value. We believe the combination of our management team’s deep experience in both traditional finance and the digital assets industry, including extensive experience with XRP, the XRP Ledger, and RLUSD, uniquely positions us to excel at both of these endeavors.

Our initial treasury capital will be funded by the proceeds of the Private Placement Investments and the Contribution Agreement, as well as any cash remaining in the Trust Account of the SPAC following the consummation of the Business Combination. We will aim to raise additional capital from time to time, when we believe that it will be accretive to shareholders. Generally, those opportunities will arise if and when Pubco’s stock price is trading at a premium to the net asset value of its XRP assets. The form of capital raising we employ will vary depending upon market conditions. For example, in times of high XRP volatility, the embedded option in a convertible note becomes more valuable, which could allow the Company to secure more attractive debt terms from investors if it were to issue convertible debt. Additional capital raising strategies, including but not limited to issuing Pubco common stock, debt or preferred stock, may be employed if market conditions allow. Proceeds earned from our yield strategies (described below) will also be utilized to acquire additional XRP.

The Company will calculate the net asset value of its XRP holdings by reference to the closing price of XRP on each trading day as reported by a principal market pricing source. The Company anticipates using pricing data from recognized cryptocurrency data aggregators that calculate volume-weighted average prices across major trading venues. The net asset value calculation will reflect the fair market value of the Company’s XRP holdings, plus the value of other assets (including cash, stablecoins, and other digital assets), less any liabilities. The Company will provide periodic disclosure of its XRP holdings and net asset value to enable shareholders to evaluate the relationship between the Company’s stock price and the underlying value of its XRP assets.

Actively Manage XRP Assets

The Company does not anticipate engaging in material XRP ecosystem deployment activities before the fourth quarter of 2026, as the Company will prioritize establishing its core treasury operations and compliance infrastructure before expanding into ecosystem participation. However, in the long term, the Company intends to operate as an active manager of its portfolio focused on proprietary XRP-based investment strategies. This may include developing and managing private investment vehicles, implementing sophisticated trading and risk management strategies, and creating or investing in XRP-Ledger-based financial products and services. The Company may establish or support other investment vehicles to pursue specialized strategies; however, Evernorth will not manage assets on behalf of clients. The Company intends to implement these strategies promptly following the closing of the Business Combination, subject to market conditions and counterparty availability. The Company anticipates engaging with institutional digital asset trading firms and market makers. Counterparty selection will be based on creditworthiness, execution capabilities, and competitive pricing. The Company intends to employ the following yield-generating strategies:

•

Covered Calls: The Company may sell call options on a portion of its XRP holdings at strike prices above current market levels (e.g., 20-30% out-of-the-money). This strategy generates premium income while capping upside participation above the strike price and will allow the Company to enhance yield and manage risk on XRP holdings via structured derivative overlays implemented on a monthly tenor. If the call expires unexercised, the Company retains the premium and may roll into a new position. Positions will typically be rolled monthly to maintain exposure.

•

Cash-Secured Puts: The Company may sell put options secured by cash or stablecoin holdings, generating premium income while committing to purchase XRP at the strike price if exercised. Positions are fully collateralized in USD or stablecoins, allowing disciplined entry and yield generation. This strategy allows the Company to accumulate XRP at favorable prices while earning income as well as enhances average entry price and exploits elevated volatility in XRP options markets.

•

Premium Collars: The Company may implement collar strategies combining the purchase of protective put options with the sale of covered calls. This structure limits both downside risk and upside participation within a defined range.

•

Structured Products (e.g., TAURUS/SHIELD): The Company may participate in structured yield products offering fixed returns with variable upside or downside participation based on XRP price performance. These products typically offer a guaranteed minimum APY (e.g., 1%) with enhanced returns if XRP reaches specified price thresholds.

To engage in these strategies, the Company anticipates that it will: (i) execute trading agreements with qualified counterparties; (ii) establish credit lines or collateral arrangements as required; (iii) implement risk monitoring and position management procedures; and (iv) ensure appropriate accounting and disclosure treatment.

Moreover, the Company intends to be opportunistic and dynamic with respect to its XRP acquisition and monetization activities. The Company may acquire additional XRP when management believes market conditions are favorable and such acquisitions would be accretive to shareholders over the long term. The Company may monetize XRP holdings to fund operating expenses, pursue strategic opportunities, or manage liquidity requirements. Decisions regarding the timing and magnitude of XRP acquisitions and monetizations will be made by management in its discretion based on market conditions, the Company’s liquidity position, and the best interests of shareholders. The Company does not intend to adopt rigid policies that would constrain management’s ability to respond to dynamic market conditions or that could be exploited by market participants.

Earn Diversified Yield

We believe that there are scaled opportunities to earn yield from our XRP assets in the traditional finance space, including lending, basis trading, and derivatives. The percentage of our treasury utilized for yield generation will be dynamic and actively managed depending upon market conditions, available yield earning opportunities, and ongoing capital raising efforts.

Defi opportunities will initially be limited, but we believe that over time they will become a more important and larger part of our yield strategy. The XRP Ledger is a scalable blockchain purpose-built to provide a strong foundation for stablecoins and institutional-grade DeFi due to its proven reliability, efficiency, and security. Since 2012, the XRP Ledger has processed over 3.3 billion transactions without failure or security breach while supporting over five million active wallets with a network of over 200 validators.

The XRP Ledger’s native capabilities, such as a decentralized exchange and auto-bridging feature, leverage XRP as an essential bridge currency, facilitating efficient trading with RLUSD, USDC and other stablecoins. With low transaction costs and quick global settlements, the XRP Ledger is well-suited to support an abundance of use cases, making it an ideal blockchain for businesses and developers to leverage. We will evaluate performance on our yield strategies by monitoring our XRP generation per deployed token as our KPIs. See “The Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Performance Indicators” for more information on our KPIs. Yield strategies will not commence until after the closing of the Business Combination.

We intend to maintain a concentrated position in XRP for the foreseeable future, supplemented by holdings in high-quality liquid assets including U.S. dollar-denominated stablecoins.

•	Traditional Yield Opportunities: the Company intends to generate yield through traditional financial instruments and strategies, including:

•	lending XRP to qualified institutional counterparties in exchange for interest income; and

•	executing covered call strategies to generate premium income while maintaining XRP exposure, and basis trades to capture pricing differentials between spot and derivative markets.

•	Decentralized Yield Opportunities: the Company intends to generate yield through participation in decentralized finance protocols, including:

•	supplying XRP to decentralized lending protocols to earn interest; and

•	contributing liquidity to automated market maker pools to earn trading fees and liquidity provider rewards.

The Company’s risk mitigation approach focuses on counterparty selection, position sizing, and strategy selection rather than asset diversification. The Company acknowledges that its concentrated XRP holdings limit the risk mitigation benefits that could be achieved through a more diversified portfolio of treasury assets.

Moreover, to leverage Ripple’s RLUSD stablecoin, Pubco intends to utilize RLUSD as a stable-value asset within XRP-based decentralized finance activities, including providing liquidity to RLUSD/XRP AMM pools. This strategy ensures that Pubco is designed not only to accumulate XRP as a reserve asset but also to act as a long-term catalyst for the adoption and institutionalization of the XRP Ledger. Pubco does not anticipate engaging in material XRP ecosystem deployment activities before the fourth quarter of 2026. Pubco will prioritize establishing its core treasury operations and compliance infrastructure before expanding into ecosystem participation. Pubco does not currently plan to invest cash capital directly into XRP ecosystem projects. Rather, Pubco intends to deploy a portion of its existing XRP holdings within decentralized protocols to generate yield and support ecosystem liquidity. Pubco does not anticipate DeFi protocol participation will occur prior to the closing of the Transactions. Pubco may provide liquidity to and participate in projects that expand XRP’s utility across payments, capital markets, and tokenized assets. Pubco will evaluate such opportunities on a case-by-case basis and does not currently have commitments to specific projects.

International Expansion

With XRP as one of the most liquid cryptocurrencies globally, we believe there is significant opportunity to leverage Evernorth’s infrastructure, brand, and expertise for geographic expansion. Over time, the Evernorth platform will explore expanding into a variety of geographies, but initial focus jurisdictions will include Japan and South Korea. XRP is one of most highly traded cryptocurrencies in these regions, and a combination of local tax regulations and other structural considerations make an XRP digital asset treasury structure attractive to local investors in those regions. South Korea represents one of the largest markets for XRP trading globally, with XRP trading volume on Upbit (a leading Korean cryptocurrency exchange) exceeding Bitcoin trading volume at certain periods. South Korea has a higher per-capita trading volume than the United States and is third in the world in crypto trading volume. Korea also represents 18-22% of global XRP volume, making it the largest XRP market in the world, even though it is only 0.6% of the global population. However, Korean corporations face regulatory restrictions that prohibit direct holdings of cryptocurrency assets, while they are permitted to hold U.S.-listed equity securities. Additionally, Korea has proposed a 20% tax on cryptocurrency sales gains, compared to 0% tax on equity investments. These structural factors create demand among Korean institutional and retail investors for U.S.-listed equity securities that provide exposure to XRP without the regulatory and tax disadvantages of direct cryptocurrency ownership.

Japan is uniquely attractive for Pubco due to deep pools of capital, a clear and pragmatic regulatory framework for digital assets, and persistent yield scarcity across traditional assets. As institutional and corporate investors seek compliant ways to gain exposure to XRP and XRP-based treasury strategies, Pubco is positioned to scale in a market that is both structurally ready and strategically aligned. SBI Holdings, Pubco’s strategic investor, sits at the center of Japan’s digital-asset ecosystem, combining regulatory trust, mass-market distribution, and long-standing strategic alignment with Ripple and XRP. SBI and Ripple jointly operate SBI Ripple Asia and have publicly positioned XRP as a standard for cross-border payments. Japan has approximately 11.8 million crypto accounts and over 5 trillion yen (approximately $33 billion USD) in crypto holdings, with crypto ownership exceeding FX and corporate bond ownership among active investors. An FSA investor survey showed that 7.3% of Japanese individual investors with investment experience hold cryptoassets. In

August 2024, XRP was the most traded cryptocurrency in Japan by spot trading volume, with approximately 837 million units traded that month, significantly exceeding Bitcoin’s approximately 131 thousand units. The success of Metaplanet, a Japan-based company that has adopted a Bitcoin treasury strategy, demonstrates investor appetite for equity-based exposure to digital assets in the Japanese market.

Custody Arrangements

Overview

We currently hold all of our XRP through BitGo Trust Company, Inc. (“BitGo” or “BitGo Trust”), which serves as our primary custodian pursuant to (i) a custody services agreement between Pubco and BitGo Trust (the “Pubco Custody Agreement”) and (ii) a custody services agreement between the Company and BitGo Trust (the “Company Custody Agreement,” and together with the Pubco Custody Agreement, the “Custody Agreements”). BitGo Trust is a South Dakota chartered, non depository public trust company that provides custodial services on a fiduciary basis and is a “qualified custodian” for purposes of Rule 206(4)-2 under the U.S. Investment Advisers Act of 1940. BitGo Trust is an institutional grade custodian with a demonstrated record of regulatory compliance, financial soundness, and information security.

The Custody Agreements have been filed as exhibits to the registration statement of which this prospectus forms a part. The foregoing description of our custody arrangements is only a summary and is qualified in its entirety by reference to the Custody Agreements, which set forth the complete terms and conditions governing the parties’ respective rights and obligations.

Scope of Services

Each of the Custody Agreements authorizes BitGo Trust to establish and maintain one or more custody accounts on its books for the receipt, safekeeping and maintenance of our XRP. Under the Custody Agreements, we may deposit XRP to, and withdraw XRP from, our custody account(s) pursuant to instructions submitted through BitGo Trust’s user interface. The Custody Agreements provide that BitGo Trust may refuse to process or may cancel a pending custody transaction if required by applicable law, to enforce transaction thresholds and other limits or conditions, or if it reasonably believes the custody transaction may violate or facilitate the violation of applicable law. BitGo Trust generally cannot reverse a custody transaction once it has been broadcast to the applicable digital asset network and, to the extent permitted by applicable law, is required to promptly notify us of the reasons for any withholding, delay or refusal.

As of the date of this prospectus, 100% of our XRP is maintained in offline, or “cold,” storage. BitGo Trust’s custody system employs multi signature key management and hardware security modules, with client assets secured in bank grade vaults designed to provide physical and digital protection against unauthorized access. The custodian also offers limited operational wallets, which may be used to facilitate transfers and related activities, subject to defined internal approval processes, access controls, and withdrawal restrictions. BitGo Trust operates additional institutional grade services, including settlement and liquidity solutions, which we may consider using in the future if operational needs warrant.

Insurance

BitGo Trust maintains insurance coverage designed to mitigate certain losses directly related to its custody of private keys. According to BitGo, such insurance coverage is maintained at the custodian level and is shared among BitGo Trust’s clients, rather than being maintained on a client-by-client or account-specific basis. As a result, any recovery under such insurance policies would be subject to the terms, limits, deductibles and allocation mechanics of the applicable policies and may be affected by claims made by other clients of BitGo Trust.

According to BitGo, its cold storage wallets are supported by an aggregate insurance policy with coverage limits of approximately US$250 million, which is shared among all BitGo clients whose private keys are held entirely by BitGo, and is not dedicated exclusively to the Company’s assets. Based on an assumed Closing XRP Price of $2.36609, such aggregate coverage limits would represent approximately 19.7% of the value of our expected XRP holdings assuming no redemptions and approximately 24.1% of the value of our expected XRP holdings assuming full redemptions, in each case after giving effect to the Transactions. There can be no assurance that such insurance coverage would be sufficient to cover the full amount of our losses in the event of a theft, loss, or compromise of private keys, particularly if multiple claims are made under the policy at the same time or if losses exceed applicable coverage limits.

Security and Due Diligence

We intend to conduct and maintain a due diligence process to evaluate BitGo Trust’s operational resilience, information security, financial condition, and regulatory compliance. This process will include review of materials that BitGo makes available to clients upon request, including its Service Organization Controls (SOC 1 and SOC 2 Type II) reports, summaries of penetration testing, cybersecurity and incident response policies, disaster recovery and business continuity programs, and governance framework. On an annual basis, BitGo engages an independent third-party vendor to conduct external security assessments, including penetration testing, and addresses findings based on a risk-based approach. On an ongoing basis, we receive periodic attestations, incident notifications, and reconciliation reports and retain audit and inspection rights under the Custody Agreements. BitGo Trust is subject to examination and supervision by the South Dakota Division of Banking.

To mitigate counterparty, operational, and cybersecurity risks, we maintain multi-person approval workflows, strict role-based access controls, out-of-band confirmations, video authorizations and independent on chain reconciliations. We also require our custodian to employ segregated wallets and robust key management controls, including multi-signature authorization, geographically distributed key shards, and periodic key rotation. Our internal controls are designed to complement those of BitGo Trust, and in the event of an incident, we would follow an incident response plan that would involve the custodian and law enforcement. We have committed to not permitting BitGo Trust or its affiliates to pledge, lend, or otherwise use our XRP to the extent not expressly directed to do so as part of our yield generation strategies.

Our principal counterparty risk with respect to XRP is the obligation of BitGo Trust to safekeep and return our assets in accordance with the terms of the Custody Agreements. According to BitGo, under South Dakota law, a public trust company such as BitGo Trust provides custodial services on a fiduciary basis. The Custody Agreements specify that our XRP are held for our benefit in segregated accounts and are not the property of the custodian. Based on existing law and our contractual arrangements, we believe that the XRP held by BitGo Trust on our behalf would not be available to satisfy the custodian’s creditors in the event of its receivership or bankruptcy. Nevertheless, the legal framework governing digital asset custody is evolving, and judicial or regulatory developments could alter this analysis. See “Risk Factors—Risks Related to the Business and Strategy of Pubco—If the Company or its third-party service providers experience a security breach or cyberattack and unauthorized parties obtain access to the Company’s XRP, or if the Company’s private XRP keys are lost or destroyed, or other similar circumstances or events occur, including the ability to reverse engineer private keys, the Company may lose some or all of its XRP and the Company’s financial condition and results of operations could be materially adversely affected.” We plan, in the future, to engage one or more additional custodians to diversify counterparty and operational exposures or to support evolving business needs, provided that any such additional custodians will be subject to comparable due diligence, contractual, and regulatory standards.

Term and Termination

Each of the Custody Agreements commences on its effective date and continues until terminated in accordance with its terms. Under each of the Custody Agreements, we may terminate the applicable Custody Agreement at any time with 60 days’ prior written notice. BitGo Trust may terminate the applicable Custody

Agreement upon 60 days’ prior written notice. Either party may terminate the applicable Custody Agreement for the other party’s uncured material breach following written notice and a 30-day cure period. Following termination, we are generally required to withdraw the remaining assets from the applicable custody account within a specified wind-down period subject to applicable law, and to pay fees accrued through the date of withdrawal. The Custody Agreements generally provide for automatic termination upon the later of (i) cancellation of the applicable custody account and (ii) the withdrawal of all assets from such account.

BitGo Trust may suspend or restrict access to the custodial services, or deactivate, terminate or cancel a custody account, in specified circumstances, including to comply with applicable law or legal process or where it reasonably determines that doing so is necessary based on compliance, risk management or security considerations (including suspected prohibited activity or materially inaccurate or misleading information). Subject to applicable law and the terms of the Custody Agreements, BitGo Trust is generally required to provide notice of such actions, and, except in limited circumstances we generally retain the right to withdraw all assets from the custody account, and BitGo Trust will process withdrawal instructions during any notice period or wind-down period in accordance with the applicable Custody Agreement.

In addition, each of the Custody Agreements includes provisions intended to limit BitGo Trust’s ability to suspend, terminate or materially restrict access during the period beginning upon our public announcement of entry into a business combination and ending 90 days following the closing of such transaction, except in specified circumstances (including compliance with law or legal process, reasonably suspected illicit activity or security incidents, materially inaccurate or misleading information, or failure to remediate compliance deficiencies), and provides that BitGo Trust will implement the least restrictive measures reasonably necessary to address the identified risk and will promptly reinstate services once the basis for restriction is resolved.

Indemnification

Under each of the Custody Agreements, we and Pubco have agreed to defend, indemnify and hold harmless BitGo Trust and certain related parties from losses resulting from third-party claims arising out of or related to our use of the services, our material breach of the applicable Custody Agreement, or our violation of applicable law in connection with its use of the services, subject to the indemnification process and related limitations set forth in the applicable Custody Agreement.

Dispute Resolution and Governing Law

Each of the Custody Agreements provides that disputes arising out of or relating to the applicable Custody Agreement or the services are subject to binding arbitration under the Commercial Dispute Resolution Procedures of the American Arbitration Association, with the arbitration seated in Sioux Falls, South Dakota, before a single arbitrator meeting specified qualifications, and that proceedings are confidential subject to customary exceptions. Each of the Custody Agreements also permits either party to seek interim or provisional relief from a court of competent jurisdiction in appropriate circumstances. Each of the Custody Agreements is governed by South Dakota law (without regard to conflict of laws principles), except to the extent governed by federal law of the United States.

Overview of XRP and the XRP Ledger

Overview

XRP is a digital asset that is created and transmitted through the operations of the “XRP Ledger,” a decentralized ledger upon which XRP transactions are processed and settled.

XRP can be used to pay for goods and services or it can be exchanged for fiat currencies, such as the U.S. dollar. The XRP Ledger is based on a shared public ledger similar to the Bitcoin network and other distributed ledgers. However, the XRP Ledger differentiates itself from other digital asset networks in that its stated primary function is transactional utility, not as a store of value. The XRP Ledger is designed to be a global real-time payment and settlement system. As a result, the XRP Ledger and XRP aim to improve the speed at which parties on the network may transfer value while also reducing the fees and delays associated with the traditional methods of interbank payments.

Unlike a centralized system, no single entity controls the XRP Ledger. Instead, a network of independent nodes validates transactions pursuant to a consensus-based algorithm. It is this mechanism, as opposed to the proof-of-work mechanism utilized by the Bitcoin blockchain, that allows the XRP Ledger to be fast, energy-efficient and scalable, and therefore suitable for its most prominent use case, the facilitation of cross-border financial transactions. Unlike proof-of-work systems, which require massive computational power to secure the network, the consensus-based algorithm utilized by the XRP Ledger is extremely lightweight in terms of energy usage, as it relies on trusted validators rather than mining. The XRP Ledger can handle up to 1,500 transactions per second, far more than the Bitcoin or Ethereum blockchain. This makes the XRP Ledger suitable for high-volume use cases, such as cross-border payments. Lastly, because validators do not need to spend resources on mining, transaction fees are extremely low (typically a fraction of a cent per transaction).

Although launched in 2012, the concept for XRP and the XRP Ledger traces back to 2004 when a web developer started work on a decentralized payment system that would enable users to create and trade their own cryptocurrencies in a peer-to-peer manner. More of an alternative payment system than a cryptocurrency itself, it laid the conceptual foundation of what would become XRP and the XRP Ledger. The goal was to create a decentralized ledger that used a network of validators that would agree on transactions in a fast and secure manner, without relying upon mining. This led to the development of a consensus-based algorithm. It is this mechanism, as opposed to the proof-of-work mechanism utilized by the Bitcoin blockchain or the “proof-of-stake” mechanism utilized by the Ethereum network, that allows the XRP Ledger to be fast, energy-efficient and scalable, and therefore suitable for its most prominent use case, the facilitation of cross-border financial transactions. Proponents of the consensus-based algorithm often cite several key advantages it offers. The first is near-instantaneous settlement of transactions, which normally occurs within three to five seconds. The second is energy efficiency. Unlike proof-of-work systems, which require massive computational power to secure the network, the consensus-based algorithm is relatively light in terms of energy usage, as it relies on trusted validators rather than mining. A third advantage is scalability. The XRP Ledger can handle up to 1,500 transactions per second, far more than the Bitcoin or Ethereum blockchain. This makes the XRP Ledger an attractive option for high-volume use cases, such as cross-border payments. Lastly, because validators do not need to spend resources on mining, transaction fees are extremely low (typically a fraction of a cent per transaction).

Transactions are validated on the XRP Ledger by a network of independent validator nodes. These nodes do not mine new blocks but participate in a consensus process to ensure that transactions are valid and correctly ordered on the XRP Ledger. Any node can be a validator, but for practical purposes, the XRP Ledger depends on a list of trusted validators known as the Unique Node List or “UNL.” Validators are entities (which can be individuals, institutions, or other organizations) that run nodes to participate in the consensus process. These validators ensure the integrity and accuracy of the ledger. Each node in the network maintains a Unique Node List – a list of other validators that the node trusts to reliably validate transactions. The XRP Ledger’s decentralized architecture means that different nodes may maintain different UNLs, but there needs to be some overlap in the UNLs for the consensus mechanism to work effectively. Similar to the Bitcoin network, anyone can join and start using the XRP Ledger; however, unlike the Bitcoin network, which operates on a fully permissionless blockchain, the XRP Ledger is maintained by a network of trusted nodes that accept or reject transactions on the XRP Ledger.

A transaction on the XRP Ledger begins when a user submits a transaction to the XRP Ledger network. The submitted transaction is broadcast to all validator nodes. Validators do not immediately confirm transactions as final; instead, they go through a process of reaching consensus on which transactions should be included in the next ledger version. Each validator collects incoming transactions into a proposed ledger, called a candidate ledger, and then exchanges their proposed candidate ledgers (also known as proposals) with other validators. The actual consensus process happens over several rounds. In each round, validators attempt to come to an agreement on which transactions should be included in the next ledger version. In each round, validators examine the transactions in the proposed ledger from the previous round and compare it to the proposals from other validators in their UNL. If the validator sees that a supermajority (typically 80% of validators) of trusted validators have proposed the same set of transactions, the validator updates its proposal to align with the majority. After a few rounds of exchanging proposals, when a supermajority (typically 80%) of validators have agreed on the same set of transactions, that version of the ledger is considered valid. All participating validators then update their copy of the ledger with the new, agreed-upon transactions. The final ledger version is broadcast to all nodes, and it becomes the new “official” state of the ledger.

Prior to engaging in XRP transactions directly on the XRP Ledger, a user generally must first install on its computer or mobile device an XRP Ledger software program that will allow the user to generate a private and public key pair associated with a XRP address. The XRP Ledger software program and the XRP address also enable the user to connect to the XRP Ledger and transfer XRP to, and receive XRP from, other users.

Each XRP Ledger address, or wallet, is associated with a unique “public key” and “private key” pair. To receive XRP, the XRP recipient must provide its public key to the party initiating the transfer. This activity is analogous to a recipient for a transaction in U.S. dollars providing a routing address in wire instructions to the payor so that cash may be wired to the recipient’s account. The payor approves the transfer to the address provided by the recipient by “signing” a transaction that consists of the recipient’s public key with the private key of the address from where the payor is transferring the XRP. The recipient, however, does not make public or provide to the sender its related private key.

XRP can be held in different types of wallets, including hardware wallets, software wallets and custodial wallets provided by digital asset trading platforms. The wallet essentially holds the private keys that control the account on the XRP Ledger. The private key is crucial for signing transactions on the ledger. Whoever possesses the private key associated with an XRP Ledger account effectively controls the XRP held by that account. While XRP is the native asset, the XRP Ledger also supports the holding and transferring of other digital assets (such as stablecoins) through a system of trust lines. However, these other assets are not XRP itself; they are IOUs issued by institutions or individuals on the ledger.

Neither the recipient nor the sender reveal their private keys in a transaction, because the private key authorizes transfer of the funds in that address to other users. Therefore, if a user loses his or her private key, the user may permanently lose access to the XRP contained in the associated address. Likewise, XRP is irretrievably lost if the private key associated with them is deleted and no backup has been made. When sending XRP, a user’s XRP Ledger software program must validate the transaction with the associated private key. In addition, since every computation on the XRP Ledger requires processing power, there is a transaction fee involved with the transfer that is paid by the payor. The resulting digitally validated transaction is sent by the user’s XRP Ledger software program to the XRP Ledger validators to allow transaction confirmation.

Some XRP transactions are conducted “off-blockchain” (i.e., through centralized book-entries) and are therefore not recorded on the XRP Ledger. These “off-blockchain transactions” involve the transfer of control over, or ownership of, a specific digital wallet holding XRP or the reallocation of ownership of certain XRP in a pooled-ownership digital wallet, such as a digital wallet owned by a digital asset trading platforms. In contrast to on-blockchain transactions, which are publicly recorded on the XRP Ledger, information and data regarding off-blockchain transactions are generally not publicly available. Therefore, off-blockchain transactions are not truly XRP Ledger transactions in that they do not involve the transfer of transaction data on the XRP Ledger and do not reflect a movement of XRP between addresses recorded in the XRP Ledger. For these reasons, off-blockchain transactions are subject to risks as any such transfer of XRP ownership is not protected by the protocol behind the XRP Ledger or recorded in, and validated through, the ledger mechanism.

XRP can also be held in escrow on the XRP Ledger, meaning the XRP is locked up and released only when certain conditions are met (e.g., at a specific time or when a particular event occurs). This is a native feature of the ledger, providing flexibility for complex financial contracts. XRP can also be held in payment channels, which allow for off-ledger transactions to occur between two parties, with the final balance being settled on the ledger later. Each XRP Ledger account must also hold a minimum reserve of XRP (currently 10 XRP) which cannot be spent. This ensures that only legitimate accounts are created and maintained. The XRP Ledger supports multi-signature accounts, where multiple keys can be required to authorize transactions. This adds an extra layer of security for holding and transferring XRP.

Summary of an XRP Transaction

The following is a summary of a payment transaction of XRP on the XRP Ledger.

A transaction is initiated by a user who holds an XRP Ledger account. The user uses their wallet (software, hardware, or digital asset trading platform-based) to create a transaction. This transaction includes details such as the destination address, the amount of XRP to be transferred, and any additional flags or conditions (e.g., destination tag, which is used for transactions to exchanges or multi-user platforms).

To authenticate the transaction, the user’s wallet signs the transaction using the private key associated with their XRP Ledger account. The private key is critical, as it proves ownership of the account and authorizes the movement of funds. The signing process involves creating a cryptographic signature unique to the transaction details and the private key. This signature ensures that the transaction cannot be altered after it is signed.

Once signed, the transaction is submitted to the XRP Ledger network. This involves broadcasting the transaction to a network of decentralized validator nodes. The transaction is propagated across the network, where it is received by multiple validators. Validators are independent nodes that maintain a copy of the XRP Ledger and participate in the consensus process.

The XRP Ledger uses a unique consensus algorithm rather than proof-of-work or proof-of-stake. Validators participate in a consensus round, where they agree on the set of transactions to be included in the next ledger version. During this process, validators check the validity of each transaction (e.g., ensuring the sender has sufficient funds, the transaction is correctly signed, etc.). If 80% or more of the validators agree that the transaction is valid, it is included in the next block added to the XRP Ledger.

The XRP Ledger operates in “ledger versions,” where each version is a new snapshot of the ledger’s state, including all confirmed transactions since the last version. When a transaction is confirmed through consensus, it is included in the next ledger version. Once the ledger version is closed and published (which happens approximately every 3-5 seconds), the transaction is considered final and irreversible. The recipient’s balance is updated, and the sender’s balance is deducted accordingly. In addition, a small transaction fee of typically 10 drops (1 XRP = 1,000,000 drops) is deducted from the sender’s account, which is then irrevocably destroyed. Each block and each transaction included in a block is assigned a unique transaction hash, which can be used to track and verify the block and individual transactions on the XRP Ledger. Once recorded in the ledger, the transaction is immutable, providing a permanent record of the transfer.

XRP Markets and Exchanges

XRP can be transferred in direct peer-to-peer transactions through the direct sending of XRP over the XRP Ledger from one XRP address to another. While XRP was originally intended to be used primarily as a means to conduct cross-border payments, XRP can also be used to pay other users of the XRP Ledger for goods and services under what resembles a barter system. Consumers can also pay merchants and other commercial businesses for goods or services through direct peer-to-peer transactions on the XRP Ledger or through third-party service providers.

In addition to using XRP to engage in cross-border transactions or payment for goods and services, investors may purchase and sell XRP to speculate as to the price of XRP in the XRP market, or as a long-term investment to diversify their portfolio. The price of XRP within the market is determined, in part, by the supply of and demand for XRP in the global XRP market, market expectations for the adoption of XRP as a store of value or as a viable cross-border payments facilitator, the number of merchants that accept XRP as a form of payment, and the volume of peer-to-peer transactions, among other factors.

XRP spot markets typically permit investors to open accounts with the market and then purchase and sell XRP via digital asset trading platforms or through mobile applications. Prices for trades on XRP spot markets are typically reported publicly. An investor opening a trading account on a digital asset trading platform must deposit an accepted government-issued currency into its account with the trading platform, or a previously acquired digital asset, before they can purchase or sell assets on the trading platform, although certain platforms may permit limited trading activity on a post-funding or credit basis. The process of establishing an account with a digital asset trading platform and trading XRP is different from, and should not be confused with, the process of users sending XRP from one XRP address to another XRP address on the XRP Ledger. This latter process is an activity that occurs on the XRP Ledger, while the former is an activity that occurs entirely within the order book operated by the digital asset trading platform. The digital asset trading platform typically records the investor’s ownership of XRP in its internal books and records, rather than on the XRP Ledger. The digital asset trading platform ordinarily does not transfer XRP to the investor on the XRP Ledger unless the investor makes a request to the exchange to withdraw the XRP in its platform trading account to an off-platform XRP wallet.

Outside of the spot markets, XRP can be traded OTC. The OTC market is largely institutional in nature, and OTC market participants generally consist of institutional entities, such as firms that offer two-sided liquidity for XRP, investment managers, proprietary trading firms, high-net-worth individuals that trade XRP on a proprietary basis, entities with sizeable XRP holdings, and family offices. The OTC market provides a relatively flexible market in terms of quotes, price, quantity, and other factors, although it tends to involve large blocks of XRP. The OTC market has no formal structure and no open-outcry meeting place. Parties engaging in OTC transactions will agree upon a price—often via phone, text message or email—and then one of the two parties will then initiate the transaction. For example, a seller of XRP could initiate the transaction by sending the XRP to the buyer’s XRP address. The buyer would then wire U.S. dollars to the seller’s bank account. OTC trades are sometimes hedged and eventually settled with concomitant trades on digital asset trading platforms.

XRP Spot and Futures Markets

The CFTC has regulatory jurisdiction over the XRP futures markets because the CFTC believes that XRP is a non-security “commodity” under the CEA and the rules thereunder, and so takes the position that it has jurisdiction to prosecute fraud and manipulation in the cash, or spot, market for XRP. Beyond instances of fraud or manipulation, the CFTC generally does not oversee cash or spot market exchanges, spot Digital Asset Trading Platforms or retail transactions involving spot XRP that do not utilize collateral, leverage, or financing. Similar to SEC Chairman Atkins, CFTC then-Acting Chairman Caroline D. Pham announced on August 1, 2025 a “crypto sprint” to begin implementing the recommendations of the working group report and on December 4, 2025, announced that that listed spot crypto asset products will begin trading on a CFTC-registered designated contract market (DCM). The National Futures Association (“NFA”) is the self-regulatory agency for the U.S. futures industry, and as such has jurisdiction over XRP futures. However, the NFA does not have regulatory oversight authority for the cash or spot market for XRP trading or transactions.

Several registered DCMs, including the CME, have listed XRP futures products. DCMs are boards of trades (commonly referred to as exchanges) that operate under the regulatory oversight of the CFTC, pursuant to Section 5 of the CEA. To obtain and maintain designation as a DCM, an exchange must comply on an initial and ongoing basis with twenty-three Core Principles established under Section 5(d) of the CEA. Among other things, DCMs are required to establish self-regulatory programs designed to enforce the DCM’s rules, prevent market manipulation and customer and market abuses, and ensure the recording and safe storage of trade information.

Among others, the CME XRP futures contracts are cash-settled, based on the CME CF XRP-Dollar Reference Rate, calculated daily at 3:00 p.m. UTC. XRP futures contracts reportedly surpassed $25 billion in notional trading volume in 2025.

Limits on XRP Supply

Unlike other digital assets such as bitcoin or ether, XRP was not mined gradually over time. Instead, all 100 billion XRP tokens were created at the time of the XRP Ledger’s launch in 2012. This means that every XRP token that exists today was generated from the outset, without the need for a mining process. Of the 100 billion XRP generated by the XRP Ledger’s code, the founders of Ripple Labs retained 20 billion XRP and the rest, nearly 80 billion XRP, was provided to Ripple Labs or will be released to Ripple Labs at established intervals.

In 2017, to address concerns about the large portion of XRP held by Ripple Labs, the company introduced an on-chain escrow mechanism to lock up a significant portion of its XRP holdings. Under this mechanism, Ripple Labs placed 55 billion XRP (55% of the total supply) into a series of time-locked escrow accounts. The escrow releases 1 billion XRP per month. This process adds a level of predictability and transparency about how much XRP can enter the market each month. If Ripple Labs does not use all of the 1 billion XRP released in a given month, the remaining amount is placed back into escrow for future release. The purpose of this escrow system is to reassure the market that Ripple Labs will not release too much XRP at once, which could potentially disrupt XRP’s price or market dynamics.

Modifications to the XRP Ledger Protocol

Modifications to the XRP Ledger protocol involves a structured process. The first step is identifying a need or improvement that could benefit the XRP Ledger. This might be related to performance, security, new features or other enhancements. The proposer drafts a formal proposal outlining the suggested change. This proposal typically includes technical details, rationale, potential benefits and any drawbacks or risks.

The proposal is shared with the XRP Ledger community, typically through forums such as the XRP Ledger GitHub repository or community discussion platforms. This allows for initial feedback, questions, and suggestions from developers, validators and other stakeholders. During this phase, the proposer may refine the proposal based on community input. Open dialogue is crucial to ensure the proposal addresses the community’s needs and concerns.

If the proposal is generally well-received, the next step involves writing the necessary code to implement the change. This is often done by the proposer or a group of developers with expertise in the XRP Ledger’s codebase. The new code is rigorously tested in various environments. This might include test networks (such as the XRP Ledger Testnet) to ensure that the change does not introduce bugs or vulnerabilities and works as intended under different scenarios. The code is then reviewed by other developers, especially those with a deep understanding of the XRP Ledger. This peer review process is critical to maintain the integrity and security of the ledger.

Once the code is developed and tested, it is proposed as an “amendment” to the XRP Ledger. The amendment process is a governance mechanism that allows validators to vote on whether to adopt the proposed changes. Validators on the network signal their approval or disapproval of the amendment by updating their validator configuration. For the amendment to be activated, it must receive approval from at least 80% of the validators on the network for two weeks continuously. If the amendment meets the required threshold, it is automatically activated on the XRP Ledger, and the new functionality or modification becomes part of the ledger’s protocol.

Once activated, the changes are deployed across the XRP Ledger. All nodes running the XRP Ledger software must update to the latest version to remain compatible with the network. Even after deployment, the change is monitored to ensure it behaves as expected in the live environment. If any issues arise, the community may need to address them through additional updates or modifications.

After the change is implemented, the relevant documentation (such as the XRP Ledger technical documentation, API references, etc.) is updated to reflect the new features or modifications. The community is informed of the successful implementation through official channels, including developer blogs, forums, and updates to the GitHub repository.

Forms of Attack Against the XRP Ledger

All networked systems are vulnerable to various kinds of attacks. As with any computer network, the XRP Ledger contains certain vulnerabilities. The XRP Ledger relies on a decentralized network of validator nodes that agree on the order and validity of transactions. These nodes form the backbone of the consensus process. Each validator node maintains a Unique Node List, which is a list of other validators it trusts. For a malicious actor to take over, they would need to control a significant portion of the validators on the majority of these UNLs. To successfully alter the ledger, the malicious actor would likely need to control more than 80% of the validator nodes or the voting power on the most widely used UNLs.

If the malicious actor cannot control the validator nodes directly, they might attempt to compromise the validators that are already trusted by the network (i.e., those on the commonly used UNLs). This could involve hacking, bribery, deception or coercion.

A malicious actor could also conduct an “eclipse attack.” In an eclipse attack, a malicious actor could isolate parts of the network so that the malicious actor’s nodes can influence the consensus in isolated sections of the network, eventually leading to a split or takeover.

This is not intended as an exhaustive list of all forms of attack against the XRP Ledger. For additional information, see the “Risk Factors” section of this Prospectus.

Forks and Airdrops

A “fork” occurs when the XRP Ledger splits into two competing versions of the network—often because validators adopt incompatible software—while a “clone” is a copy of the protocol’s code that launches an entirely new blockchain with a new genesis block. An “airdrop” is when promoters of a new token distribute (or allow claims of) that token to holders of another digital asset (or to specified wallet addresses), typically for free and subject to whatever claim steps the promoters require. See “Risk Factors—Risks Related to XRP and the XRP Ledger—A temporary or permanent ‘fork’ of the XRP Ledger could adversely affect the value of the Pubco Class A Common Stock” and “—Shareholders may not receive the benefits of any ‘forks’ or ‘airdrops.’”

The XRP Ledger operates through a consensus process in which each server is configured with a Unique Node List (UNL)—a set of validators trusted not to collude. The XRP Ledger Foundation publishes a default UNL (dUNL) consisting of vetted, independent node operators distributed across diverse geographic locations and data centers. The Company intends to follow the XRP Ledger Foundation’s recommended dUNL for the foreseeable future and does not plan to participate in any forks of the XRP Ledger. In the event of a fork, the Company would evaluate the circumstances and determine the appropriate course of action in the best interests of shareholders, which may include following the chain supported by the dUNL or taking other actions as warranted.

Moreover, Pubco does not intend to conduct airdrops of XRP to third-party wallet holders.

Market Participants

Validators

Validators are crucial to the operation and security of the XRP Ledger. Validators participate in the consensus process by validating and agreeing on the order and validity of transactions. They ensure that transactions are consistent across the network, which helps prevent issues like double-spending. Validators also maintain a copy of the entire XRP Ledger and work together to decide which transactions are included in each new ledger version. They confirm transactions approximately every 3-5 seconds, making the ledger both fast and reliable. Validators vote on proposed changes to the XRP Ledger protocol through the amendment process. If 80% or more of the validators agree on a proposed amendment for two weeks continuously, the change is adopted and becomes part of the network’s code. Validators contribute to the overall health and stability of the network. By participating in the consensus process, they help secure the ledger against attacks and ensure that it remains decentralized and trustworthy.

Ripple Labs currently operates only one of the 35 validators in the default Trusted Nodes List. Some universities and research institutions operate validators as part of their research into blockchain technology and to support the decentralization of the network. Independent companies, developers, and other entities that support the XRP Ledger’s ecosystem also run validators. These could include blockchain-focused companies or other technology firms. Enthusiastic community members and developers who are committed to the success and decentralization of the XRP Ledger may also operate validators.

Unlike some other blockchain networks, validators on the XRP Ledger are not directly compensated for their participation in the consensus process. The XRP Ledger does not have a block reward system like that of the Bitcoin network’s mining rewards or Ethereum’s staking rewards. Since the XRP Ledger is pre-mined and the total supply of XRP was created at the outset, there is no ongoing issuance of XRP to distribute as rewards. While validators play a crucial role in the network, they do not receive the transaction fees that are charged as part of each confirmed transaction. Instead, these fees are destroyed to reduce the overall supply of XRP, which indirectly benefits all XRP holders by increasing the scarcity of the asset. Running a validator on the XRP Ledger is generally considered a voluntary contribution to the health and decentralization of the network. Participants run validators for reasons other than direct financial gain, such as supporting the network’s decentralization, ensuring its security, or for reputational benefits within the XRP community. Institutions like banks, financial entities, or tech companies might run validators because they use the XRP Ledger in their business operations. By running a validator, they can have more influence over the reliability and stability of the network they rely on.

Investment and Speculative Sector

This sector includes the investment and trading activities of both private and professional investors and speculators. Historically, larger financial services institutions are publicly reported to have limited involvement in investment and trading in digital assets, although the participation landscape is beginning to change. Currently, a significant portion of demand for digital assets is generated by speculators and investors seeking to profit from the short- or long-term holding of digital assets.

Retail Sector

The retail sector includes users transacting in direct peer-to-peer XRP activity through the direct sending of XRP over the XRP Ledger. The retail sector also includes transactions in which consumers pay for goods or services from commercial or service businesses through direct transactions or third-party service providers, although the use of XRP as a means of payment is still developing and has not been accepted in the same manner as bitcoin because XRP has a generally different purpose than bitcoin.

Service Sector

This sector includes companies that provide a variety of services including the buying, selling, payment processing and storing of XRP. For example, Coinbase, Kraken, Bitstamp, Gemini, and LMAX Digital are some of the largest digital asset trading platforms by volume traded. BitGo Trust, our XRP custodian, is a digital asset custodian that provides custodial accounts that store XRP for users. As the XRP Ledger continues to grow in acceptance, it is anticipated that service providers will expand the currently available range of services and that additional parties will enter the service sector for the XRP Ledger.

Our Competitive Strengths

We believe that we have competitive strengths in several key areas:

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We are the only scaled XRP focused digital asset treasury, and the only XRP digital treasury counting support from key ecosystem participant Ripple. We believe this creates a competitive “moat” that will be challenging for others to match, which could have the effect of limiting direct competition in the XRP digital asset treasury space.

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The Company was built “from the ground up” to execute on our strategy, with no risks, distractions or performance impact from ancillary/legacy operating businesses, allowing for our capital and focus to be 100% allocated to our XRP treasury operations.

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Our purpose-built management team was specifically constructed to execute on our outlined strategy, and includes extensive experience in the XRP ecosystem, the digital asset industry broadly, and the traditional capital markets industry. We believe that the combination of all of these skillsets uniquely positions us to effectively manage our XRP assets and related operations

•

We believe that the XRP and XRP Ledger ecosystem are uniquely positioned for extensive growth due to its inherent advantages of being faster, cheaper, and more reliable for executing transactions and payments than many other public blockchains. Recent additions and developments related to the ecosystem, including the development of RLUSD, porting of other stablecoins such as USDC, and cross-chain functionality effectively bringing smart contracts to the XRP Ledger add additional avenues for growth.

•	Relative to passively managed, XRP-focused ETFs, our structure allows for active management, yield generating strategies, accretive capital raising and other strategies to enhance performance.

Our Competition

The Company operates within a rapidly evolving digital asset ecosystem anchored on the XRP Ledger. Evernorth believes that it competes with a diverse range of market participants, including institutional investors, digital asset managers, exchanges, custodians and traditional financial institutions that are expanding into blockchain-based asset management. Spot XRP ETPs also create a new form of competition for the Company’s XRP-focused business model. The Company expects competition to intensify as institutional adoption of digital assets, including XRP, continues to grow and as the regulatory framework surrounding such assets becomes more clearly defined.

The Company faces competition from institutional participants that accumulate or manage XRP directly, including trading firms, corporate treasuries, and investment funds that seek to gain exposure to XRP’s liquidity, settlement functionality, or ecosystem. These participants may have greater financial resources, longer operating histories, or established relationships with liquidity providers. Evernorth believes that it competes effectively in this segment through its publicly listed structure, transparency standards, and ability to provide investors with institutional-grade access to XRP exposure through a regulated vehicle.

The Company also faces competition from managers of other digital assets and networks that offer functionality comparable to XRP, such as cross-border payment tokens, stablecoins, and layer-1 blockchains providing rapid settlement or interoperability. Examples include issuers of stablecoins such as USDC, payment-oriented networks such as Stellar, and emerging blockchain protocols offering cost-efficient transaction processing. Evernorth believes that its focus on building one of the largest institutional XRP treasuries, coupled with its intent to provide investors with liquid exposure to XRP via a listed vehicle, differentiates it from other digital asset investment alternatives. The Company further seeks to differentiate through disciplined treasury management, open-market purchasing strategies, and adherence to high standards of regulatory and governance oversight.

In addition, the Company faces competition from traditional financial institutions—including banks, broker-dealers, exchanges, and custodians—that are expanding their digital asset offerings. These organizations may possess significant brand recognition, balance-sheet capacity, and existing client relationships that could provide competitive advantages in attracting institutional capital. Evernorth believes that its competitive position depends on its ability to (i) maintain efficient access to XRP liquidity and trading venues, (ii) operate with robust security and compliance infrastructure, (iii) manage its cost of capital effectively, (iv) deploy XRP treasury for risk-mitigated yield generation and maximize yield creation, and (v) continue expanding partnerships within the broader XRP ecosystem. The Company believes that its transparent, regulated, and publicly traded structure provides a compelling alternative to private digital asset vehicles and may serve as a bridge between traditional finance and blockchain-based capital markets.

The XRP-based spot ETPs also create a new form of competition for the Company’s XRP-focused business model. They enable investors to gain price exposure to XRP through a regulated and easily tradable investment vehicle directly from the investors’ traditional brokerage accounts, without participating directly in the onchain ecosystem. This could divert institutional and retail demand away from transacting or holding XRP on crypto native exchanges or DeFi, thereby reducing ecosystem liquidity and utilization of XRP for payments and settlement use cases. The potential approval of the XRP spot ETFs in the U.S. may further increase the investor exposure and popularity in this product. However, unlike the passive ETPs structures, the Evernorth vehicle provides investors with both risk-mitigated yield generation and operational connectivity to the XRP ecosystem that ETPs cannot replicate. Evernorth also provides enhanced transparency and governance with no legacy liabilities.

As a result, we believe Evernorth delivers precise XRP exposure with investment return, institutional-grade governance and custody, liquidity and tax advantages, positioning it as a superior alternative to other market participants and products.

Government Regulation

As digital assets have grown in both popularity and market size, the U.S. Congress and a number of U.S. federal and state agencies (including FinCEN, OFAC, SEC, CFTC, IRS, FDIC, FINRA, CFPB, DOJ, DHS, FBI, OCC, the Federal Reserve and state financial institution and securities regulators) have been examining the operations of digital asset networks, users and markets, with particular focus on the extent to which digital assets can be used to launder the proceeds of illegal activities, evade sanctions, or fund criminal or terrorist enterprises and the safety and soundness of trading platforms and other service providers that hold or custody digital assets. Many of these state and federal agencies have issued consumer advisories regarding the risks posed by digital assets to investors. In addition, federal and state agencies, and other countries and international bodies have issued rules or guidance about the treatment of digital asset transactions or requirements for businesses engaged in digital asset activity. Moreover, the failure of FTX in November 2022 and the resulting market turmoil substantially increased regulatory scrutiny in the United States and globally and led to criminal investigations, SEC enforcement actions and other regulatory activity across the digital asset industry.

There have been several bills introduced in, and in the case of the GENIUS Act passed by, Congress that propose to establish additional regulation and oversight of the digital asset markets. It is difficult to predict whether, or when, any of these developments will lead to Congress granting additional authorities to the SEC or other regulators, what the nature of such additional authorities might be, how additional legislation and/or regulatory oversight might impact the ability of digital asset markets to function or how any new regulations or changes to existing regulations might impact the value of digital assets generally and XRP specifically. In addition, on January 23, 2025, President Trump issued an executive order titled “Strengthening American Leadership in Digital Financial Technology,” aimed at supporting “the responsible growth and use of digital assets, blockchain technology, and related technologies across all sectors of the economy.” The executive order established an interagency working group tasked with “proposing a Federal regulatory framework governing the issuance and operation of digital assets” in the United States. Pursuant to this executive order, the working group released a report in July 2025 outlining the administration’s recommendations to Congress and various agencies reflecting the administration’s “pro-innovation mindset toward digital assets and blockchain technologies.”

Various foreign jurisdictions have adopted and may continue in the near future to adopt laws, regulations or directives that affect a digital asset network, the digital asset markets, and their users, particularly digital asset trading platforms and service providers that fall within such jurisdictions’ regulatory scope. For example:

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China has made transacting in digital assets illegal for Chinese citizens in mainland China, and additional restrictions may follow. China has banned initial coin offerings and there have been reports that Chinese regulators have taken action to shut down a number of China-based digital asset trading platforms.

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South Korea determined to amend its Financial Information Act in March 2020 to require virtual asset service providers to register and comply with its AML and counter-terrorism funding framework. These measures also provide the government with the authority to close digital asset trading platforms that do not comply with specified processes. South Korea has also banned initial coin offerings.

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The Reserve Bank of India in April 2018 banned the entities it regulates from providing services to any individuals or business entities dealing with or selling digital assets. In March 2020, this ban was overturned in the Indian Supreme Court, although the Reserve Bank of India is currently challenging this ruling.

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The United Kingdom’s Financial Conduct Authority published final rules in October 2020 banning the sale of derivatives and exchange-traded notes that reference certain types of digital assets, contending that they are “ill-suited” to retail investors citing extreme volatility, valuation challenges and association with financial crime. A new bill, the Financial Services and Markets Bill (the “FSMB”), has made its way through the House of Commons and is expected to work through the House of Lords and become law in 2023. The FSMB would bring digital asset activities within the scope of existing laws governing financial institutions, markets and assets.

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The European Council of the European Union approved the text of the Markets in Crypto-Assets Regulation (“MiCA”) in October 2022, establishing a regulatory framework for digital asset services across the European Union. MiCA is intended to serve as a comprehensive regulation of digital asset markets and imposes various obligations on digital asset issuers and service providers. The main aims of MiCA are industry regulation, consumer protection, prevention of market abuse and upholding the integrity of digital asset markets. MiCA was ratified by the European Parliament on April 20, 2023, and came into effect in June 2024.

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There remains significant uncertainty regarding foreign governments’ future actions with respect to the regulation of digital assets and digital asset trading platforms. Such laws, regulations or directives may conflict with those of the United States and may negatively impact the acceptance of XRP by users, merchants and service providers outside the United States and may therefore impede the growth or sustainability of the XRP ecosystem in the United States and globally, or otherwise negatively affect the price of XRP held by us.

The effect of any future regulatory change on us or the XRP held by us is impossible to predict, but such change could be substantial and adverse to us and the value of Pubco Class A Common Stock.

In December 2020, the SEC filed a complaint against Ripple Labs (the “Ripple Complaint”) and two of its executives (the Ripple Defendants), in the United States District Court for the Southern District of New York (the S.D.N.Y.) alleging that the Ripple Defendants had conducted unregistered securities offerings by selling XRP in contravention of Section 5 of the Securities Act. Under Section 5 of the Securities Act, it is unlawful for any person, directly or indirectly to offer to sell, offer to buy or purchase or sell a “security” unless a registration statement is in effect or has been filed with the SEC as to the offer and sale of such security to the public. The Ripple Defendants did not dispute that they had offered to sell and sold XRP through interstate commerce and that they had not filed a registration statement with the SEC for any offer or sale of XRP. Accordingly, the question before the S.D.N.Y. was whether the Ripple Defendants offered to sell or sold XRP as a security.

On July 13, 2023, the S.D.N.Y. issued several key rulings in the case. Most notably, the court found that XRP was not inherently a security. The court distinguished between the XRP token itself and the manner in which it was sold. This finding was contrary to the SEC’s argument, which was that XRP, by its nature, was a security under the definition provided by the Securities Act. The court then analyzed each distribution of XRP as a distinct analysis under the federal securities laws and found that the direct sale of XRP by Ripple Labs to certain sophisticated individuals and entities pursuant to written contracts did constitute the unregistered offer and sale of securities in violation of Section 5 of the Securities Act. However, the court found that the programmatic sale of XRP by the Ripple Defendants over digital asset trading platforms in the secondary market did not constitute an unregistered sale of securities. Similarly, the court found that other distributions of XRP by Ripple, including XRP, granted to Ripple Labs employees as compensation or to third-party companies to incentivize the development of new applications for XRP and the XRP Ledger also did not constitute an unregistered sale of securities.

The S.D.N.Y. entered a final judgment in the case on August 7, 2024. On October 2, 2024, the SEC initially filed a notice of appeal to the Second Circuit seeking review of the district court’s rulings. However, on August 7, 2025, the SEC and Ripple jointly filed a stipulation of dismissal, formally terminating all outstanding appellate proceedings and leaving the district court’s judgment in force.

Moreover, also in July 2023, another judge in the S.D.N.Y., in litigation between the SEC and the issuer of the TerraUSD and LUNA digital assets, suggested that he disagreed with the approach underlying the XRP decision. The Binance Complaint, the Coinbase Complaint, and the SEC’s actions against XRP’s issuer and the issuer of the TerraUSD and LUNA digital assets, as well as seemingly inconsistent views of different district court judges, underscore the continuing uncertainty around which digital assets are securities, and demonstrate that such factors as how long a digital asset has been in existence, how widely held it is, how large its market capitalization is and that it has actual use in commercial transactions, ultimately may have no bearing on whether a court will find it to be a security. Because no federal appellate court has considered the question on the merits, both with respect to XRP and digital assets generally, as well as the fact that because each digital asset presents its own unique set of relevant facts, it is not always possible to directly analogize the analysis of one digital asset to another.

If XRP is found by a court or other regulatory body to be a security, Pubco could be considered an unregistered “investment company” under the Investment Company Act of 1940. Any such determination would subject us to significant additional regulatory controls that could have a material adverse effect on our business and operations and may also require us to substantially change the manner in which we conduct our business. Furthermore, Pubco could be considered to be engaged in a distribution (i.e., a public offering) of unregistered securities in violation of Section 5 of the Securities Act, which could impose significant civil and criminal liability on Trust. There is no guarantee that a court of regulatory body will agree with Pubco’s assessment of XRP as a non-security. In addition, even though a judge in the S.D.N.Y. found that XRP was not itself a security and that secondary market transactions over digital asset trading platforms are not securities transactions, as a district court opinion, other courts are not bound by that ruling.

To the extent that XRP is deemed to fall within the definition of a security under U.S. federal securities laws, Pubco may be subject to additional requirements under the Investment Company Act and the Advisers Act. The Sponsor or Pubco may be required to register as an investment adviser under the Advisers Act. Such additional registration may result in extraordinary, recurring and/or non-recurring expenses of Pubco, thereby materially and adversely impacting Pubco Class A Common Stock. If the Sponsor and/or Pubco determines not to comply with such additional regulatory and registration requirements, the Sponsor may terminate Pubco. Any such termination could result in the liquidation of Pubco’s XRP at a time that is disadvantageous to Shareholders.

Our Intellectual Property

The Company maintains and uses trade names, registered and unregistered trademarks, domain names, and logos, which it considers material to its brand identity. The Company may pursue registration of certain marks or content in additional jurisdictions as appropriate.

Our Human Capital

As of the Closing, we will have a total of      employees, all of whom will be based in the United States. None of our employees will be covered by a collective bargaining agreement. We may engage third-party contractors and consultants on an as-needed basis.

We are a remote-first company. We believe that allowing our employees to work in the location that best suits them provides us access to a larger talent pool and a sustained advantage in hiring and retaining employees and consultants in the United States and worldwide.

Human capital management is critical to our ongoing business success, which requires investing in our people. Our aim is to create a highly engaged and motivated workforce where employees are inspired by leadership, engaged in purpose-driven, meaningful work, and have opportunities for growth and development.

Facilities

We are a remote-first company and, as a result, we do not own any real property and do not rely on any single physical facility to conduct our operations. Our principal executive office address is located in San Francisco, California. However, given our remote-first model, we do not believe this arrangement is material to our business. If we require additional or alternative space in the future, we believe we will be able to obtain suitable space on commercially reasonable terms.

Legal Proceedings

From time to time, we may be party to or otherwise involved in legal proceedings arising in the ordinary course of business. Management does not believe that there is any pending or threatened proceeding against us, which, if determined adversely, would reasonably be expected to have a material adverse effect on our business, results of operations or financial condition.

THE COMPANY’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

References in this section to “we,” “us,” or “our” are to the Company and Pubco, in each case prior to the completion of the Transactions. The following discussion and analysis provides information which the Company’s and Pubco’s management believes is relevant to an assessment and understanding of its results of operations and financial condition. This discussion and analysis should be read together with the sections of the proxy statement/prospectus entitled “Information Related to the Company,” and the audited financial statements of the Company and Evernorth and related notes thereto that are included elsewhere in the proxy statement/prospectus. In addition to historical financial information, this discussion and analysis contains forward-looking statements based upon current expectations that involve risks, uncertainties and assumptions. See the section entitled “Cautionary Note Regarding Forward-Looking Statements.” Actual results and timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” or elsewhere in the proxy statement/prospectus.

Overview

Evernorth is a purpose-built vehicle for investment into XRP through public equity markets and will provide pure play access to XRP for institutional investors through a scalable, liquid, and regulated vehicle. Evernorth will operate as an active manager of our XRP assets striving to maximize shareholder value through sophisticated asset management techniques, including efficient acquisition of XRP, active portfolio management, diversified yield generation strategies and strategic geographic expansion. Evernorth seeks to capitalize on the momentum of XRP and the XRP Ledger, which were purpose built to be an incredibly effective and efficient method to bring a broad swath of financial infrastructure onto a public blockchain, resulting in faster, cheaper and capital efficient transactions.

Evernorth will leverage its experienced management team to actively manage our XRP assets, raise additional capital, and generate yield on a portion of our XRP assets with the goal of effectively managing operational, reputational and market risks by partnering with top-tier providers, utilizing careful portfolio construction, and implementing risk management controls designed to be strong.

Key Performance Indicators

We regularly review a number of metrics, including the following KPIs, to evaluate our business, measure our performance, identify trends in our business, prepare financial projections and make strategic decisions. We believe these operational measures are useful in evaluating our performance, in addition to our financial results prepared in accordance with GAAP.

XRP Per Share

XRP per share is our primary KPI by which we measure the performance of our business. XRP per share as of a given date is calculated as the number of XRP attributable to Pubco, divided by the aggregate number of shares of Pubco Class A Common Stock and Pubco Class C Common Stock outstanding. Management uses XRP per share (also referred to as “XRP reserves per share”) to measure our ability to grow our XRP holdings relative to the number of outstanding shares and to provide shareholders visibility into per-share XRP accumulation over time. We use this metric to evaluate the impact of capital structure actions, financings, and other transactions on existing holders, including whether such actions are expected to be accretive or dilutive to XRP per share, and to inform capital allocation decisions (including determinations regarding additional equity or debt financing) and internal performance targets.

Yield Per Token

Yield per token is the primary measure of financial performance of our yield-generating business. Yield per token is calculated as the number of XRP generated by our yield-generating strategies, divided by the number of tokens deployed in such strategies. Management uses yield per token to evaluate the effectiveness of our yield-generating strategies and, together with related per-share measures (including “XRP generation per share”), to assess the yield and income generated from our XRP holdings on a per-share basis. These metrics inform decisions regarding how much XRP to deploy, strategy selection, risk limits, and allocation among strategies, and serve as benchmarks for evaluating management’s execution of our treasury strategy over time, including whether to scale, modify, or discontinue particular strategies.

Principal Factors Affecting Our Results of Operations and Material Trends

The Company and Pubco’s future results are expected to be impacted by the highly volatile nature of XRP’s price on various trading platforms, as well as conditions and trends relating to demand for XRP or other digital assets, and other factors, including the degree of success we have in executing on our business strategies, including the XRP acquisition and management strategy, regulatory and technical developments surrounding XRP and other cryptocurrencies, and the effectiveness of our marketing and sales efforts to develop a robust and diverse investor base. The primary factors that are expected to impact our results and present significant opportunities, as well as pose risks and challenges, are described below. We believe that our performance and future success depend on the factors discussed below, and those mentioned in the section titled “Risk Factors” and elsewhere in this proxy statement/prospectus.

Price of XRP: Our business is expected to be heavily dependent on the price of XRP, which has historically experienced significant volatility. At Closing, and assuming No Redemptions, we expect to hold 536,876,955.340570 XRP (or 512,086,249.365734 XRP, 487,295,543.390897 XRP, 462,504,837.416061 XRP and 437,714,131.441225 XRP assuming 25% Redemptions, 50% Redemptions, 75% Redemptions and 100% Redemptions, respectively), assuming that the Closing XRP Price is $2.36609 (which would be the Closing XRP Price if the Business Combination closed on October 19, 2025) and accounting for the cash in the Trust Account as of September 30, 2025, and expect in the future to acquire additional XRP through at-market purchases to build our strategic reserve of XRP.

•

Awareness: The perception of XRP as a legitimate and secure asset class and technology by the general public plays a crucial role. The pace and effectiveness of continued education and awareness is expected to impact adoption rates. Due to the rapidly evolving nature of digital assets and the volatile price of XRP, which has experienced and continues to experience significant volatility, we expect that our operating results will fluctuate significantly from quarter to quarter in accordance with market sentiments and movements in the broader XRP economy.

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Regulation: The global regulatory landscape for XRP, including clarity around its legal status, accounting and tax treatment, and other compliance requirements, will significantly impact its growth. The legal and regulatory treatment of XRP, particularly in the United States where certain regulatory proceedings have occurred, remains subject to evolving interpretations. Favorable regulatory developments may encourage adoption, while restrictive measures or enforcement actions could hinder it.

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Institutional Adoption: Increased participation by institutional investors and financial institutions—including banks, payment processors, and corporations—can drive market confidence and liquidity, supporting continued growth of XRP use for cross-border settlement and treasury applications.

•

Political Environment: Digital assets have entered the political conversation in the United States and abroad. We cannot be certain as to how future regulatory developments will impact the treatment of XRP under the law, and ongoing and future regulation and regulatory actions could significantly restrict or eliminate the market for or uses of XRP and materially and adversely impact our business.

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Monetary Policy: Central bank monetary policies, especially those related to interest rates and monetary supply, can influence XRP adoption. Low-interest rates and expansive monetary policies that lead to currency debasement may lead to a search for alternative investments like XRP.

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Technological Innovation: Advances in blockchain and distributed-ledger technology—such as improvements to the XRP Ledger’s throughput, interoperability, and security—may enhance XRP adoption and integration into payment systems. At the same time, competition is expected to intensify from companies offering both traditional financial services and other digital-asset-based solutions.

Plan of Operations, Expected Revenue Sources

We anticipate revenue generation through the following business lines in the initial period following the Transactions:

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Our XRP accumulation and management strategy will involve (i) the acquisition of XRP (from the proceeds of any future debt and equity financings, and operating cash flows in excess of expenses) according to a discretionary, macro-driven investment thesis, (ii) the strategic management of its XRP holdings, subject to market conditions and other factors, and (iii) the undertaking of capital-raising transactions, from time to time and subject to market conditions, with the objective of generating proceeds to be used for general corporate purposes, including the purchase of XRP.

•

We may, from time to time and subject to market conditions, (i) sell XRP for general corporate purposes or to pursue strategies it believes are accretive to shareholders, (ii) consider secured financing transactions in which its XRP holdings could serve as collateral, where permissible, and (iii) explore strategies to monetize or otherwise utilize its XRP holdings (for example, through the development and commercialization of XRP-Ledger-based financial products and services).

•

We may, from time to time and subject to market conditions, participate in yield generating strategies with a portion of our XRP assets. The percentage of our treasury utilized for yield generation will be dynamic and actively managed depending upon market conditions, available yield earning opportunities, and ongoing capital raising efforts. Over time, decentralized finance strategies may be developed and employed, allowing for additional income generating opportunities.

Many factors may impact our future operations and our ability to execute on the activities listed above. Factors impacting both XRP directly, and the broader digital asset market, may have a direct or indirect impact upon our operations, either positively or negatively.

We expect that strong positive price movements in the general digital asset markets and/or XRP specifically will have a positive impact on our operations, allowing for more robust capital raising and yield earning opportunities, with the converse being true in times of strong negative price movements.

Results of Operations

From July 18, 2025 (inception) through September 30, 2025, the Company incurred $0.1 million of net loss, which consisted of general and administrative expenses. The Company has not commenced material operations beyond initial formation activities and preparatory steps related to the Mergers and the Transactions. The Company expects to continue to incur additional losses in future periods due to additional costs related to the Mergers and the Transaction, strategic investments in XRP, portfolio management activities, and expansion of operational infrastructure. The Company has not yet generated any revenue.

From August 29, 2025 (inception) through September 30, 2025, Evernorth incurred $0.5 million of net loss, which consisted of general and administrative expenses. Evernorth has not commenced material operations beyond initial formation activities and preparatory steps related to the Mergers and the Transactions. Evernorth expects to continue to incur additional losses in future periods due to additional cost related to the Mergers and the Transaction, strategic investments in XRP, portfolio management activities, and expansion of operational infrastructure. Evernorth has not yet generated any revenue, and its ability to generate revenue sufficient to achieve profitability will depend on our ability to successfully raise capital to acquire additional XRP.

Risks and Uncertainties Associated with Future Results of Operations

Our lack of operating history will also make it difficult to accurately forecast the future results of operations, which is subject to a number of uncertainties including Pubco’s ability to grow its XRP reserves per share and XRP generation per share, and the market size and growth opportunities in each of our anticipated lines of business.

Our ability to generate cash flow initially will largely be dependent on our ability to raise capital to acquire additional XRP. Our business strategy may not be realized as quickly as hoped, or even at all. Further, even if we achieve growth, in future periods, that growth could slow or decline for a number of reasons, including, but not limited to, XRP volatility, increased competition, digital coins that compete with and may result in a decline in utilization of XRP or replace XRP, our inability to develop, improve or effectively scale XRP acquisition or to access and acquire XRP not held in exchanges, government regulation or our failure, for any reason, to continue to take advantage of growth opportunities.

For additional information, see “Risk Factors—Risks Related to the Business and Strategy of Pubco.”

Liquidity and Capital Resources

Overview

The Company reported loss from operations of $0.1 million for the period from July 18, 2025 to September 30, 2025. As of September 30, 2025, the Company had an aggregate cash balance of $0, a net working capital deficit of $0.1 million and accumulated deficit of $0.1 million.

Evernorth’s reported loss from operations of $0.5 million for the period from August 29, 2025 to September 30, 2025. As of September 30, 2025, the Company had an aggregate cash balance of $0, a net working capital deficit of $0.5 million and accumulated deficit of $0.5 million.

The Company’s primary source of liquidity will be loans and XRP contributed from the Company Member. On October 19, 2025, the Company completed raising 126,791,458 in XRP relating to the private placement Contribution Agreement. On November 6, 2025, the Company entered into a master intercompany facility agreement with its member (as amended, the “Company Facility Agreement”) establishing a $7.0 million revolving credit facility (the “Company Facility”), and on February 11, 2026, the Company entered into an amendment to the Company Facility Agreement. Interest on amounts drawn under the Company Facility accrues at a rate of 3.81% p.a. from November 6, 2025. Amounts borrowed under the Company Facility will be repaid upon the earlier of (i) within five business days’ notice of demand by the member, (ii) within five business days after the BCA Closing Date and (iii) within five business days after the BCA Termination Date. See “Certain Relationships and Related Party Transactions—The Company’s Relationships and Related Party Transactions.” As of December 31, 2025, the Company had borrowed $1.2 million under the Company Facility.

Evernorth’s primary source of liquidity will be loans from its shareholder and XRP contributed to the Company which is also available to fund operating activities of Evernorth. On November 6, 2025, Evernorth entered into a master intercompany facility agreement with its shareholder (as amended, the “Evernorth Facility Agreement”) establishing a $1.0 million revolving credit facility (the “Evernorth Facility”), and on February 11, 2026, Evernorth entered into an amendment to the Evernorth Facility Agreement. Interest on amounts drawn under the Evernorth Facility accrues at a rate of 3.81% p.a. from November 6, 2025. Amounts borrowed under the Evernorth Facility will be repaid upon the earlier of (i) within five business days’ notice of demand by the shareholder (ii) within five business days after the BCA Closing Date and (iii) within five business days after the BCA Termination Date. See “Certain Relationships and Related Party Transactions—Pubco’s Relationships and Related Party Transactions—Evernorth Facility Agreement.” As of December 31, 2025, Evernorth had not borrowed under the Evernorth Facility. Since September 30, 2025, Pubco has raised $214.1 million in cash and 261,919,096 in XRP relating to the Advance Funding Subscription Agreements (“Pubco XRP”) dated on or about the Signing Date.

The Pubco XRP is subject to contractual restrictions associated with the pending Business Combination and may not be pledged, hypothecated, or otherwise used as collateral for any indebtedness or other obligation and must remain free and clear of all liens, charges, and other encumbrances. The Pubco XRP is held in a segregated custody account and may not be released until the earlier of (i) the closing of the Business Combination or (ii) the termination of the Business Combination in accordance with its terms.

We assess its liquidity in terms of its ability to generate adequate amounts of cash to meet current and future needs. Its expected primary uses of cash on a short and long-term basis are for working capital requirements and other liquidity needs. Our management expects that future operating losses and negative operating cash flows may increase from historical levels because of additional costs and expenses related to the business operations and the development of market and strategic relationships with other businesses. Our future capital requirements will depend on many factors, including the timing of the consummation of the Business Combination. We may seek to obtain additional financing to achieve its business plan through possible equity offerings or debt financing.

Contingent Transaction Fees

In connection with the proposed Transactions, the Company has entered into engagement letters with an investment bank that provide for certain fees payable only upon successful closing of the transaction. These include (i) an advisory fee of $4.0 million, (ii) a placement fee equal to 4% of eligible proceeds from PIPE or private placements and non-redemption arrangements entered into by the SPAC or the Company (together with the advisory fee, the “Contingent Fees”) and (iii) reimbursable expenses up to $0.5 million. These fees are expected to be paid from the proceeds of the Business Combination and would reduce the Company’s available liquidity upon closing. No liability has been recorded for the Contingent Fees as of September 30, 2025. We recorded an accrued liability of $0.3 million related to the reimbursable expenses as of September 30, 2025.

Cash Flows

For the Company, for the period from July 18, 2025 to September 30, 2025, net cash used in operating activities was $0. Net loss of $0.1 million was offset by changes in operating assets and liabilities that provided $0.1 million of cash from operating activities.

For Evernorth, for the period from August 29, 2025 to September 30, 2025, net cash used in operating activities was $0. Net loss of $0.5 million was offset by changes in operating assets and liabilities that provided $0.5 million of cash from operating activities.

For both the Company and Evernorth, from inception to September 30, 2025, net cash provided by financing and investing was $0.

Critical Accounting Estimates

The Company’s and Evernorth’s financial statements and the accompanying notes thereto included elsewhere in this proxy statement/prospectus are prepared in accordance with GAAP. The preparation of financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, costs and expenses, and related disclosures. We base our estimates on assumptions that we believe to be reasonable under the circumstances. Actual results could differ significantly from our estimates. To the extent that there are differences between our estimates and actual results, our future financial statement presentation, financial condition, results of operations, and cash flows will be affected.

Given the limited operating history, we currently do not have any critical accounting estimates. See Note 2 to the Company’s and Evernorth’s audited financial statements included elsewhere in this proxy statement/prospectus for a description of our significant accounting policies.

Off-Balance Sheet Arrangements

Other than as otherwise described in this proxy statement/prospectus, we do not have any off-balance sheet arrangements that have, or are reasonably likely to have, a material current or future effect on our financial condition, changes in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources.

Contractual Obligations

The Company and Evernorth do not have any long-term debt, capital lease obligations, operating lease obligations or long-term non-cancellable liabilities.

Recent Accounting Pronouncements

See “Recent Accounting Pronouncements” described in Note 3 to the Company’s and Evernorth’s audited financial statements included elsewhere in this proxy statement/prospectus.

Emerging Growth Company Status

Pubco is expected to be an emerging growth company, as defined in the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act, until such time as to those standards apply to private companies. The Company and Evernorth have elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that it (i) is no longer an emerging growth company or (ii) affirmatively and irrevocably opts out of the extended transition period provided in the JOBS Act. As a result, these financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates.

Quantitative and Qualitative Disclosures about Market Risk

The following discussion about our market risk exposures involves forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements.

XRP Market Price Risk

Market risk refers to the risk that the market price of XRP held by Pubco will rise or fall, sometimes rapidly or unpredictably.

Custody Risk

Following the Transactions, Pubco’s XRP will be held with third-party custodians, initially BitGo Trust, which we select based on various factors, including their financial strength and industry reputation. Custodian risk refers to the potential loss, theft, or misappropriation of our XRP assets due to operational failures, cybersecurity breaches, or financial difficulties experienced by these third parties. Although we monitor the financial health, insurance coverage, and security measures of our custodians, as well as obtaining service auditor reports, reliance on such third parties inherently exposes us to risks that we cannot fully mitigate. For more information, see “Information on the Company—Custody Arrangements.”

MANAGEMENT OF PUBCO FOLLOWING THE TRANSACTIONS

Management and the Pubco Board

The following sets forth certain information, concerning the persons who are expected to serve as executive officers and members of the Pubco Board following the consummation of the Business Combination.

Name	Age	Title
Executive Officers
Asheesh Birla	47	Chief Executive Officer, Secretary and Director
Matthew Frymier	57	Chief Financial Officer
Sagar Shah	39	Chief Business Officer
Jessica Jonas	41	Chief Legal Officer
Megumi Nakamura	42	Chief Operating Officer

Directors
Asheesh Birla	47	Chairman
Stuart Alderoty	66	Director
		Director
		Director
		Director

Biographical information on our directors and executive officers is set forth below.

Asheesh Birla is expected to serve as Chief Executive Officer, Secretary and Director of Pubco following the Closing. Mr. Birla previously served on Ripple’s board of directors and has been part of Ripple’s founding team since 2013. From 2013 to 2021, he served as General Manager of RippleNet, where he led the expansion of Ripple’s network and led the development of payments product utilizing XRP, at a time when XRP emerged as one of the world’s largest digital assets by market capitalization. Mr. Birla began his career in Silicon Valley as an entrepreneur, founding a content management company that was later acquired by Thomson Reuters, where he subsequently served as Vice President of Global Technology from 2005 to 2009. He has also been an active early-stage investor through Angel Track and has participated in or advised a number of fintech and blockchain ventures, including Nium, Azimo, MoneyGram, Thomson Reuters, Kno (acquired by Intel), and Bitso, a leading Latin American digital asset trading platform and Ripple partner. Mr. Birla holds a Master of Business Administration from the Wharton School of the University of Pennsylvania, where he also lectures on topics related to digital finance and venture innovation.

Stuart Alderoty is expected to serve as a Director of Pubco following the Closing. Mr. Alderoty has served as Chief Legal Officer of Ripple since 2019, where he oversees the company’s global legal, compliance, and regulatory functions, and has served as the President of the National Cryptocurrency Association since 2025. He brings more than 40 years of legal and regulatory experience in the financial services industry. Prior to joining Ripple, Mr. Alderoty served as General Counsel and a member of the executive leadership teams at CIT Group Inc. and HSBC North America Holdings Inc. Earlier in his career, he was Managing Counsel at American Express Company, and was a partner at the international law firm LeBoeuf, Lamb, Greene & MacRae LLP, where he specialized in complex litigation. Mr. Alderoty holds a Juris Doctor from Rutgers Law School.

Matthew Frymier is expected to serve as Chief Financial Officer of Pubco following the Closing. Mr. Frymier currently serves as a Director of Preformed Line Products Company, and as a Director of 1RT Acquisition Corp. Previously, he served as an Operating Executive at Financial Technology Partners, Chairman of the Chicago Stock Exchange, Chairman of FX Alliance, Inc., and was the Founder and Managing Partner of Corrum Capital Management LLC. Earlier in his career, Mr. Frymier led Bank of America Merrill Lynch’s Global Strategic Capital Division, where he was responsible for strategic investments, partnerships and mergers and acquisitions designed to drive innovation and create shareholder value for the Bank of America enterprise. Mr. Frymier holds a Bachelor of Arts degree from Colby College.

Sagar Shah is expected to serve as Chief Business Officer of Pubco following the Closing. Mr. Shah previously held several leadership positions at Ripple since 2020, including Chief of Staff for RippleNet, Head of Custody, and Senior Director of Stablecoins. Prior to joining Ripple, Mr. Shah held strategy and business operations roles at WeWork Inc., Salesforce, Inc., and Beepi, Inc. Mr. Shah began his career in financial services, including prior roles in investment banking, private equity and corporate development. Mr. Shah holds a Bachelor of Business Administration from the Stephen M. Ross School of Business at the University of Michigan, Ann Arbor, and a Master of Business Administration from the Wharton School at the University of Pennsylvania.

Jessica Jonas is expected to serve as Chief Legal Officer of Pubco following the Closing. Ms. Jonas previously served as Chief Legal Officer of the Bitcoin Legal Defense Fund (“BLDF”). Prior to joining the BLDF, she held senior in-house legal roles at Gemini Trust Company, LLC and American Express Company. Before moving in-house, Ms. Jonas spent nearly a decade in private practice in New York and served as a law clerk in the Eastern District of New York. Ms. Jonas holds a Bachelor of Arts in English from Wesleyan University and a Juris Doctor from the University of North Carolina School of Law.

Megumi Nakamura is expected to serve as Chief Operating Officer of Pubco following the Closing. From 2014 to 2023, she was the Co-Founder and Chief Executive Officer of Apto Payments, and earlier co-founded 3taps (2009–2015). She has also held investment and advisory roles, including Investment Partner at Hard Yaka Ventures (2011–2020), Entrepreneur/Consultant/Advisor (2023–present), LP Advisor to Nyca Partners and Entrepreneur-in-Residence at Green Visor Capital (both 2019–present), and Board Member at Runway Group (2024–present). Ms. Nakamura began her career at Promontory Financial Group (2005–2014). She received her bachelor’s degree from Princeton University.

Corporate Governance

Pubco will structure its corporate governance in a manner that SPAC and the Company believe will closely align its interests with those of its shareholders following the Transactions. Notable features of this corporate governance include:

•	Pubco will have three standing committees, including an audit committee, a compensation committee and a nominating and governance committee;

•

Pubco will have a classified board, with directors divided into three classes, designated Class I, Class II and Class III, and each class consisting, as nearly as may be possible, of one-third of the total number of directors constituting the entire board of directors;

•	Pubco’s audit committee will contain all “independent directors” under both the Nasdaq Rules and Rule 10A-3 under the Securities Act;

•	At least one of Pubco’s directors will qualify as an “audit committee financial expert” as defined by the SEC; and

•	Pubco will implement a range of other corporate governance best practices, including implementing a robust director education program.

Composition of the Pubco Board After the Transactions

Pubco’s business and affairs will be managed under the direction of the Pubco Board. The Pubco Board will initially consist of five persons designated prior to the Closing, with at least three of them qualifying as independent directors under Nasdaq Rules. For further information regarding the structure of the Pubco Board, see the sections entitled “Description of Pubco Securities.”

Director Independence

In connection with the Transactions, the Pubco Board undertook a review of the independence of its anticipated directors and considered whether any such anticipated, director has a material relationship with it that could compromise that director’s ability to exercise independent judgment in carrying out that director’s responsibilities. Pubco expects that each of     ,      and     will be an “independent director,” as defined under the rules of the Nasdaq.

Board Committees

The Pubco Board will direct the management of Pubco’s business and affairs, as provided by the NRS, and will conduct its business through meetings of the Pubco Board and standing committees. Following the Closing, Pubco will have three standing committees, including an audit committee, a compensation committee and a nominating and governance committee.

In addition, from time to time, special committees may be established under the direction of the Pubco Board when necessary to address specific issues.

Audit Committee

Pubco’s audit committee will be responsible for, among other things:

•	appointing, compensating, retaining, evaluating, terminating and overseeing its independent registered public accounting firm;

•	discussing with its independent registered public accounting firm their independence from management;

•	reviewing, with its independent registered public accounting firm, the scope and results of their audit;

•	approving all audit and permissible non-audit services to be performed by its independent registered public accounting firm;

•

overseeing the financial reporting process and discussing with management and its independent registered public accounting firm the quarterly and annual financial statements that its files with the SEC;

•	overseeing its financial and accounting controls and compliance with legal and regulatory requirements;

•	reviewing its policies on risk assessment and risk management;

•	reviewing related person transactions; and

•	establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters.

The audit committee shall review and approve the declaration and issuance/payments of dividends or buybacks, capital expenditures exceeding an aggregate value of $    and perquisites.

The audit committee shall consist solely of three independent directors.

Upon the Closing, Pubco’s audit committee will consist of     with     serving as chair. Rule 10A-3 of the Exchange Act and the Nasdaq Rules require that Pubco’s audit committee must be composed entirely of independent members. The Pubco Board has affirmatively determined that each of     meets the definition of “independent director” for purposes of serving on the audit committee under Rule 10A-3 of the Exchange Act and the Nasdaq Rules. Each member of Pubco’s audit committee also meets the financial literacy requirements of the Nasdaq listing standards. In addition, the Pubco Board has determined that     will qualify as an “audit committee financial expert,” as such term is defined in Item 407(d)(5) of Regulation S-K. The Pubco Board will adopt a written charter for the audit committee, which will be available on Pubco’s corporate website at https://www.evernorth.xyz/ upon the completion of the Transactions. The information on any of Pubco’s websites is deemed not to be incorporated in this proxy statement/prospectus or to be part of this proxy statement/prospectus.

Compensation Committee

Pubco’s compensation committee will be responsible for, among other things:

•	reviewing and approving the corporate goals and objectives, evaluating the performance of and reviewing and approving the compensation of its Chief Executive Officer and other executive officers;

•	administering any incentive compensation plans of Pubco approved by the Pubco Board;

•	reviewing and approving all employment agreement and severance arrangements for Pubco’s executive officers;

•	making recommendations to the Pubco Board regarding the compensation of Pubco’s directors; and

•	retaining and overseeing any compensation consultants.

The compensation committee shall consist of three independent directors. Upon the completion of the Transactions, Pubco’s compensation committee will consist of     with     serving as chair. The Pubco Board has affirmatively determined that each of     meets the definition of “independent director” for purposes of serving on the compensation committee under the Nasdaq Rules, and are “non-employee directors” as defined in Rule 16b-3 of the Exchange Act. The Pubco Board will adopt a written charter for the compensation committee, which will be available on Pubco’s corporate website at https://www.evernorth.xyz/ upon the completion of the Transactions. The information on any of Pubco’s websites is deemed not to be incorporated in this proxy statement/prospectus or to be part of this proxy statement/prospectus.

Nominating and Governance Committee

Pubco’s nominating and governance committee will be responsible for, among other things:

•	developing the criteria and qualifications for membership on the Pubco Board;

•	recruiting, reviewing, nominating and recommending candidates for election to the Pubco Board or to fill vacancies on the Pubco Board;

•	reviewing candidates proposed by shareholders and conducting appropriate inquiries into the background and qualifications of any such candidates; and

•	having such other powers and authority as the Board may provide by resolution.

The nominating and governance committee shall consist of three independent directors. Upon completion of the Transactions, Pubco’s nominating and governance committee will consist of     with     serving as chair. The Pubco Board has affirmatively determined that each     meets the definition of “independent director” under the Nasdaq Rules. The Pubco Board will adopt a written charter for the nominating and governance committee, which will be available on Pubco’s corporate website at https://www.evernorth.xyz/ upon the completion of the Transactions. The information on any of Pubco’s websites is deemed not to be incorporated in this proxy statement/prospectus or to be part of this proxy statement/prospectus.

Risk Oversight

Upon the Closing, one of the key functions of the Pubco Board will be informed oversight of Pubco’s risk management process. The Pubco Board does not anticipate having a standing risk management committee, but rather anticipates administering this oversight function directly through the Pubco Board as a whole, as well as through various standing committees of the Pubco Board that address risks inherent in their respective areas of oversight. In particular, the Pubco Board will be responsible for monitoring and assessing strategic risk exposure, and Pubco’s audit committee will have the responsibility to consider and discuss Pubco’s major financial risk exposures and the steps its management will take to monitor and control such exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. The audit committee will also monitor compliance with legal and regulatory requirements. Pubco’s compensation committee will also assess and monitor whether Pubco’s compensation plans, policies and programs comply with applicable legal and regulatory requirements.

Code of Business Conduct and Ethics

Pubco will adopt a written code of business conduct and ethics that applies to its directors, officers and employees, including its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions (the “Code of Conduct”). A copy of the Code of Conduct will be posted on Pubco’s corporate website at https://www.evernorth.xyz/ upon the completion of the Transactions. The nominating and corporate governance committee of Pubco will be responsible for overseeing the Code of Conduct and must approve any waivers of the Code of Conduct for employees, executive officers and directors. In addition, Pubco intends to post on Pubco’s website all disclosures that are required by law or the Nasdaq listing standards concerning any amendments to, or waivers from, any provision of the Code of Conduct. The information on any of Pubco’s websites is deemed not to be incorporated in this proxy statement/prospectus or to be part of this proxy statement/prospectus.

BENEFICIAL OWNERSHIP OF SECURITIES

The following table and accompanying footnotes set forth information regarding (i) the beneficial ownership of SPAC Common Shares, as of     , 2026, (ii) expected beneficial ownership of shares of Pubco Stock immediately following completion of the Transactions and (iii) expected beneficial ownership of Company Units immediately following completion of the Transactions, assuming both that the Public Shareholders elect to have no Public Shares redeemed and alternatively that the Public Shareholders elect to have all of the Public Shares redeemed. Prior to the Closing, the sole member of the Company is Ripple.

This ownership information is provided in respect of:

•	each person who is the beneficial owner of more than 5% of the issued and outstanding SPAC Common Shares;

•	each of SPAC’s current executive officers and directors;

•	all of SPAC’s current executive officers and directors as a group;

•

each person expected to be the beneficial owner of more than 5% of the issued and outstanding shares of Pubco Stock and each person expected to be the beneficial owner of Company Units after the completion of the Transactions;

•	each of Pubco’s and the Company’s current executive officers and directors;

•	each person who is expected to become an executive officer or a director of Pubco or the Company upon completion of the Transactions; and

•	all of Pubco’s and the Company’s expected executive officers and directors as a group.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days.

Pursuant to the SPAC Charter, each SPAC Common Share entitles the holder to one vote per share, except as otherwise described herein. Pursuant to the Amended and Restated Pubco Charter, each share of Pubco Class A Common Stock and Pubco Class B Common Stock will entitle the holder to one vote per share. Pursuant to the Company A&R LLCA, Pubco, as the sole managing member of the Company, will control the management and affairs of the Company, and the other holders of Company Units do not have the power or authority to vote on, approve or consent to any matter or action taken by the Company, except as expressly provided in the Company A&R LLCA (notwithstanding any provision of the DLLCA). will generally have no voting rights with respect to the Company’s day-to-day operations.

Beneficial ownership of SPAC Common Shares prior to the completion of the Transactions is based on     SPAC Common Shares issued and outstanding as of the date of this proxy statement/prospectus.

The expected beneficial ownership of shares of Pubco Stock and of Company Units immediately following completion of the Transactions assumes two scenarios:

(i)	No Redemptions: This scenario assumes no Public Shareholders exercise their redemption rights.

(ii)	100% Redemptions: This scenario assumes that all Public Shareholders choose to exercise their redemption rights in respect of the 23,000,000 Public Shares.

Both scenarios assume, among other things, that (a) neither SPAC, nor Pubco nor the Company enter into any additional financing arrangements after the date hereof and prior to Closing, (b) Ripple contributes the Contributed XRP as and when required under the Contribution Agreement, (c) all Private Placement Investors fund their commitments as and when required under their Private Placement Subscription Agreements, (d) the Closing SPAC Share Price is $10.00, (e) no shares of Pubco Class A Common Stock are issued pursuant to the Incentive Plan, and (f) neither Ripple nor the Sponsor purchases SPAC Class A Shares in the open market.

The beneficial ownership information below also assumes that the number of outstanding securities and securities convertible or exercisable within 60 days of     , 2026 of each of SPAC and Pubco are the same as the number of such securities outstanding and convertible or exercisable upon consummation of the Business Combination. Based on the foregoing assumptions, we estimate that there would be     shares of Pubco Class A Common Stock issued and outstanding immediately following the consummation of the Business Combination in the No Redemptions scenario, and     shares of Pubco Class A Common Stock issued and outstanding immediately following the consummation of the Business Combination in the “100% Redemptions” scenario. If the actual facts are different from the foregoing assumptions, ownership figures in Pubco and the columns under No Redemptions and 100% Redemptions in the table that follows will be different.

Unless otherwise noted in the footnotes to the following table, and subject to applicable community property laws, the persons and entities named in the table have sole voting and investment power with respect to their beneficially owned securities. Except as indicated in the footnotes to the table, each of the security holders listed below has sole voting and investment power with respect to SPAC Common Shares, shares of Pubco Stock or Company Units owned by such shareholders.

Pre-Transactions Beneficial Ownership Table of SPAC

The following table sets forth information regarding the beneficial ownership of SPAC Common Shares as of September 30, 2025, based on information obtained from the persons named below, with respect to the beneficial ownership of SPAC Common Shares, by:

•	each person known by SPAC to be the beneficial owner of more than 5% of outstanding SPAC Common Shares;

•	each of SPAC’s executive officers and directors that beneficially owns SPAC Common Shares; and

•	all of SPAC’s executive officers and directors as a group.

In the table below, percentage ownership is based on 31,590,000 SPAC Common Shares, consisting of (i) 23,710,000 SPAC Class A Shares and (ii) 7,880,000 SPAC Class B Shares, issued and outstanding as of September 30, 2025. On all matters to be voted upon, except for the election of directors of the SPAC Board or continuing SPAC outside of the Cayman Islands, holders of the SPAC Class A Shares and SPAC Class B Shares vote together as a single class, unless otherwise required by applicable law. Currently, all of the SPAC Class B Shares are convertible into SPAC Class A Shares on a one-for-one basis.

	SPAC Class A Shares		SPAC Class B Shares
Beneficial Owner (1)	Number of Shares Beneficially Owned	Approximate Percentage of Class	Number of Shares Beneficially Owned	Approximate Percentage of Class	Approximate Percentage of Outstanding SPAC Ordinary Shares
Prior Holders
Stephen P. Herbert(2)	400,000	1.7%	7,880,000	100%
Douglas M. Lurio(3)	400,000	1.7%	7,880,000	100%
Current Holders
Arrington XRP Capital Fund, LP(4)	400,000	1.7%	7,880,000	100%	—
J. Michael Arrington(5)	400,000	1.7%	7,880,000	100%	—
Taryn Naidu	—	—	—	—	—
Kyle Horton	—	—	—	—	—
Richard Danis(6)	—	—	—	—	—
Lindy Key(6)	—	—	—	—	—
Ronald Palmeri(6)	—	—	—	—	—
All directors and officers as a group (6 persons)	400,000	1.7%	7,880,000	100%	—

(1)	Unless otherwise noted, the business address of each of the following entities or individuals is 382 NE 191st St, Suite 52895, Miami, Florida 33179-3899.
(2)

Stephen P. Herbert previously served as the Chief Executive Officer of the SPAC. Stephen P. Herbert was a managing member of the Original Sponsor and had voting and investment discretion with respect to the securities held of record by the Original Sponsor. Accordingly, Stephen P. Herbert may be deemed to have had beneficial ownership of the securities held of record by the Original Sponsor. The business address at the time of his ownership was 1760 Market St., Suite 602, Philadelphia, Pennsylvania 19103.

(3)

Douglas M. Lurio previously served as the Chief Financial Officer of the SPAC. Douglas M. Lurio was a managing member of the Original Sponsor and had voting and investment discretion with respect to the securities held of record by the Original Sponsor. Accordingly, Douglas M. Lurio may be deemed to have had beneficial ownership of the securities held of record by the Original Sponsor. The business address at the time of his ownership was 1760 Market St., Suite 602, Philadelphia, Pennsylvania 19103.

(4)

Consists of (a)400,000 SPAC Class A Shares held of record by Arrington XRP Capital Fund, LP, and (b) 7,880,000 shares of SPAC Class B Shares held of record by Arrington XRP Capital Fund, LP. Arrington Capital Management, LLC, the general partner of Arrington XRP Capital Fund, LP. (the “GP”) and J. Michael Arrington, as managing member of the GP, have voting and dispositive control over the shares held by Arrington XRP Capital Fund, L.P.

(5)	Consists of (a) 400,000 SPAC Class A Shares held of record by Arrington XRP Capital Fund, LP, and (b) 7,880,000 shares of SPAC Class B Shares held of record by Arrington XRP Capital Fund, LP.
(6)

The Sponsor is expected to transfer 10,000 SPAC Class B Shares to each of the independent members of the SPAC Board, Richard Danis, Lindy Key, and Ronald Palmeri, prior to the closing of the Business Combination.

Post-Transactions Beneficial Ownership Table of Pubco

The following tables sets forth information regarding the expected beneficial ownership of Pubco Stock following the Closing, assuming No Redemptions and 100% Redemptions of Public Shareholders exercising their redemption rights in connection with the Transactions, based on information obtained from the persons named below, with respect to the beneficial ownership of Pubco Stock, by:

•	each person expected to be the beneficial owner of more than 5% of the issued and outstanding shares of Pubco Stock after the completion of the Transactions;

•	each of Pubco’s current executive officers and directors;

•	each person who is expected to become an executive officer or a director of Pubco upon completion of the Transactions; and

•	all of Pubco’s expected executive officers and directors as a group.

Where applicable, the percentage of beneficial ownership for each individual or entity also reflects Pubco Class A Common Stock issuable upon the exercise of Pubco Warrants which will be exercisable within 60 days after the consummation of the Business Combination. Such shares underlying Pubco Warrants are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

No Redemptions

In the table below, percentage ownership is respectively based on (i) 82,064,509 shares of Pubco Class A Common Stock expected to be issued immediately following Closing, consisting of (a) 70,409,508 shares of Pubco Class A Common Stock from existing shares and (b) 11,655,002 shares of Pubco Class A Common Stock potentially issuable upon the exercise of Pubco Warrants and (ii) 39,605,163 shares of Pubco Class C Common

Stock. All Pubco Warrants are exercisable within 60 days of the Transactions. Shares of Pubco Class C Common Stock will be entitled to economic rights, including the right to receive distributions in proportion to the number of shares held, but will have no voting rights except as required by the NRS and will not be listed for trading or transferable.

The following table is calculated on a fully diluted basis following completion of the Transactions, assuming no redemptions from Public Shareholders and other assumptions set forth elsewhere in this proxy statement/prospectus. Numbers may vary, including if the number of Public Shares redeemed is different.

	Pubco Class A Common Stock (voting)		Pubco Class C Common Stock (non-voting)
Beneficial Owner(1)(2)	Number of Shares Beneficially Owned	Approximate Percentage of Class	Number of Shares Beneficially Owned	Approximate Percentage of Class
5% Shareholders
Sponsor(3)(4)	16,330,837	19.9%	39,605,163	100%
Ripple(5)	5,826,655	7.1%	—	—
Chris Larsen(6)	8,124,386	9.9%	—	—
SBI(7)	19,500,000	23.8%	—	—

Pubco Executive Officers and Directors
Asheesh Birla	—	—	—	—
Matthew Frymier	—	—	—	—
Sagar Shah	—	—	—	—
Jessica Jonas	—	—	—	—
Megumi Nakamura	—	—	—	—
Stuart Alderoty	—	—	—	—
All officers and directors as a group ( individuals)

(1)	Unless otherwise noted, the business address of each of the following entities or individuals is 600 Battery St. San Francisco, California 94111.
(2)	Assumes that the Closing XRP Price is $2.36609 (which would be the Closing XRP Price if the Business Combination closed on October 19, 2025).
(3)

Includes (i) 50,000,000 shares of Pubco Stock that Sponsor is expected to receive in connection with the Series C Subscription Agreement, and (ii) the forfeiture of 120,000 SPAC Class A Shares, 2,364,000 SPAC Class B Shares and 60,000 SPAC Private Warrants.

(4)

Sponsor will share disposition and voting control of 14,597,788 shares of Pubco Class A Common Stock with RippleWorks, a limited partner of the Sponsor. Pursuant to that certain letter agreement dated October 17, 2025 by and between RippleWorks and the Sponsor, RippleWorks has the right to consult with the Sponsor regarding the disposition of shares of Pubco Stock purchased with the RippleWorks Investment and to direct the voting of such shares. Arrington Capital Management, LLC, the general partner of Arrington XRP Capital Fund, LP. (the “GP”) and J. Michael Arrington, as managing member of the GP, have voting and dispositive control over the shares held by Arrington XRP Capital Fund, L.P.

(5)

Ripple Labs Inc. has a management team that make decisions for the day-to-day operations of Ripple, and a board of directors that oversees the management team. Ultimately, as the controlling shareholder of Ripple, Chris Larsen has, in such capacity, voting and dispositive control over shares of Pubco held by Ripple.

(6)

Consists of 5,826,655 and 2,297,731 held by Ripple and the Contributor Related Party Entity, respectively. Mr. Larsen may be deemed to beneficially own the shares directly or indirectly controlled by such entities, but each disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest they may have therein, directly or indirectly.

(7)

Consists of shares of 19,500,000 shares of Pubco Class A Common Stock held by SBI Venture Fund 2023A Investment LPS, SBI Venture Fund 2023B Investment LPS, SBI PE Holdings Co., Ltd. and SBI Holdings USA, Inc. (the “SBI Stockholders”), collectively. Each such SBI Stockholder is either a subsidiary of or partnership directly or indirectly managed by SBI and, therefore, in such capacity, SBI may be deemed to have voting and investment power over the shares of Pubco Class A Common Stock held by the SBI Stockholders. SBI is a Japanese corporation listed on the Tokyo Stock Exchange, Prime Market. Voting and dispositive decisions regarding such shares are made by SBI’s board of directors upon a recommendation by management, acting by majority vote and, as a result, no individual member of SBI’s board of directors acting alone has the ability to exercise voting or dispositive power regarding such shares. The membership of SBI’s board of directors is subject to change from time to time. Each of the members of SBI’s board of directors disclaims beneficial ownership of such shares. SBI’s business address is 1-6-1 Roppongi Minato-ku, Tokyo, Japan 106-6019.

100% Redemptions

In the table below, percentage ownership is respectively based on (i) 49,300,977 shares of Pubco Class A Common Stock expected to be issued immediately following Closing, consisting of (a) 37,645,975 shares of Pubco Class A Common Stock from existing shares and (b) 11,655,002 shares of Pubco Class A Common Stock potentially issuable upon the exercise of Pubco Warrants and (ii) 46,125,106 shares of Pubco Class C Common Stock. All Pubco Warrants are exercisable within 60 days of the Transactions. Shares of Pubco Class C Common Stock will be entitled to economic rights, including the right to receive distributions in proportion to the number of shares held, but will have no voting rights except as required by the NRS and will not be listed for trading or transferable.

The following table is calculated on a fully diluted basis following completion of the Private Placement Investments, assuming all Public Shares are redeemed and other assumptions set forth elsewhere in this proxy statement/prospectus. Numbers may vary if not all Public Shares are redeemed.

	Pubco Class A Common Stock (voting)		Pubco Class C Common Stock (non-voting)
Beneficial Owner(1)(2)	Number of Shares Beneficially Owned	Approximate Percentage of Class	Number of Shares Beneficially Owned	Approximate Percentage of Class
5% Shareholders
Sponsor(3)(4)	9,810,894	19.9%	46,125,106	100%
Ripple(5)	3,500,414	7.1%	—	—
Chris Larsen(6)	4,880,797	9.9%	—	—
SBI(7)	19,500,000	39.6%	—	—

Pubco Executive Officers and Directors
Asheesh Birla	—	—	—	—
Matthew Frymier	—	—	—	—
Sagar Shah	—	—	—	—
Jessica Jonas	—	—	—	—
Megumi Nakamura	—	—	—	—
Stuart Alderoty	—	—	—	—
All officers and directors as a group ( individuals)

(1)	Unless otherwise noted, the business address of each of the following entities or individuals is 600 Battery St. San Francisco, California 94111.
(2)	Assumes that the Closing XRP Price is $2.36609 (which would be the Closing XRP Price if the Business Combination closed on October 19, 2025).
(3)

Includes (i) 50,000,000 shares of Pubco Stock that Sponsor is expected to receive in connection with the Series C Subscription Agreement, and (ii) the forfeiture of 120,000 SPAC Class A Shares, 2,364,000 SPAC Class B Shares and 60,000 SPAC Private Warrants.

(4)

Sponsor will share disposition and voting control of 8,769,750 shares of Pubco Class A Common Stock with RippleWorks, a limited partner of the Sponsor. Pursuant to that certain letter agreement dated October 17, 2025 by and between RippleWorks and the Sponsor, RippleWorks has the right to consult with the Sponsor regarding the disposition of shares of Pubco Stock purchased with the RippleWorks Investment and to direct the voting of such shares. Arrington Capital Management, LLC, the general partner of Arrington XRP Capital Fund, LP. (the “GP”) and J. Michael Arrington, as managing member of the GP, have voting and dispositive control over the shares held by Arrington XRP Capital Fund, L.P.

(5)

Ripple Labs Inc. has a management team that make decisions for the day-to-day operations of Ripple, and a board of directors that oversees the management team. Ultimately, as the controlling shareholder of Ripple, Chris Larsen has, in such capacity, voting and dispositive control over shares of Pubco held by Ripple.

(6)

Consists of 3,500,414 and 1,380,383 shares of Pubco Class A Common Stock held by Ripple and the Contributor Related Party Entity, respectively. Mr. Larsen may be deemed to beneficially own the shares directly or indirectly controlled by such entities, but each disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest they may have therein, directly or indirectly.

(7)

Consists of shares of 19,500,000 shares of Pubco Class A Common Stock held by SBI Venture Fund 2023A Investment LPS, SBI Venture Fund 2023B Investment LPS, SBI PE Holdings Co., Ltd. and SBI Holdings USA, Inc. (the “SBI Stockholders”), collectively. Each such SBI Stockholder is either a subsidiary of or partnership directly or indirectly managed by SBI and, therefore, in such capacity, SBI may be deemed to have voting and investment power over the shares of Pubco Class A Common Stock held by the SBI Stockholders. SBI is a Japanese corporation listed on the Tokyo Stock Exchange, Prime Market. Voting and dispositive decisions regarding such shares are made by SBI’s board of directors upon a recommendation by management, acting by majority vote and, as a result, no individual member of SBI’s board of directors acting alone has the ability to exercise voting or dispositive power regarding such shares. The membership of SBI’s board of directors is subject to change from time to time. Each of the members of SBI’s board of directors disclaims beneficial ownership of such shares. SBI’s business address is 1-6-1 Roppongi Minato-ku, Tokyo, Japan 106-6019.

Post-Transactions Beneficial Ownership Table of the Company

The following tables set forth information regarding the expected ownership of Company Units (and the corresponding percentage equity interests) of the Company immediately following the Closing, assuming (i) No Redemptions and (ii) 100% Redemptions of Public Shareholders exercising their redemption rights in connection with the Transactions, based on information obtained from the persons named below, with respect to ownership of Company Units, by:

•	each person expected to be the beneficial owner of Company Units after the completion of the Transactions;

•	each of Pubco’s current executive officers and directors to the extent such persons hold Company Units;

•	each person who is expected to become an executive officer or a director of Pubco upon completion of the Transactions to the extent such persons hold Company Units; and

•	all of Pubco’s expected executive officers and directors as a group to the extent such persons hold Company Units.

No Redemptions

In the table below, percentage ownership is based on 115,770,574 Company Units expected to be outstanding immediately following the Closing, consisting of (a) 82,064,510 Company Units expected to be held by Pubco, including through its ownership of SPAC Surviving Subsidiary (which is intended to equal the number of shares of Pubco Class A Common Stock expected to be outstanding immediately following the Closing, including shares potentially issuable upon the exercise of Pubco Warrants that are exercisable within 60 days of the Transactions) and (b) 33,706,064 Company Units expected to be held by the other members of the Company.

The following table is calculated on a fully diluted basis following completion of the Transactions, assuming no redemptions from Public Shareholders and other assumptions set forth elsewhere in this proxy statement/prospectus. Numbers may vary, including if the number of Public Shares redeemed is different.

Beneficial Owner(1)(2)	Number of Company Units Beneficially Owned	Approximate Percentage
Unitholders
Pubco(3)	82,064,510	70.9%
SPAC Surviving Subsidiary(3)(4)	23,310,000	20.1%
Ripple	24,173,345	20.9%
Chris Larsen(5)	33,706,064	29.1%

Executive Officers
Asheesh Birla	—	—
Matthew Frymier	—	—
Sagar Shah	—	—
Jessica Jonas	—	—
Megumi Nakamura	—	—
All officers as a group (five individuals)	—	—

(1)	Unless otherwise noted, the business address of each of the following entities or individuals is 600 Battery St. San Francisco, California 94111.
(2)	Assumes that the Closing XRP Price is $2.36609 (which would be the Closing XRP Price if the Business Combination closed on October 19, 2025).
(3)

Immediately following the Closing, Pubco will contribute substantially all of its assets (other than stock in SPAC Surviving Subsidiary and Company Units owned by it) and the SPAC Surviving Subsidiary will contribute substantially all of its respective assets to the Company in exchange for Company Units.

(4)

Consists of 58,754,510 and 23,310,000 Company Units held by Pubco and the SPAC Surviving Subsidiary, respectively, the latter of which Pubco may be deemed to beneficially own by virtue of being the sole stockholder of SPAC Surviving Subsidiary following the Closing.

(5)

Consists of 24,173,345 and 9,532,719 Company Units held by Ripple and the Contributor Related Party Entity, respectively. Mr. Larsen may be deemed to beneficially own the units directly or indirectly controlled by such entities, but each disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest they may have therein, directly or indirectly.

100% Redemptions

In the table below, percentage ownership is based on 86,250,630 Company Units expected to be outstanding immediately following the Closing, consisting of (a) 49,300,977 Company Units expected to be held by Pubco (which is intended to equal the number of shares of Pubco Class A Common Stock expected to be outstanding immediately following the Closing, including shares potentially issuable upon the exercise of Pubco Warrants that are exercisable within 60 days of the Transactions) and (b) 36,949,653 Company Units expected to be held by the other members of the Company.

The following table is calculated on a fully diluted basis following completion of the Transactions, assuming 100% redemptions from Public Shareholders and other assumptions set forth elsewhere in this proxy statement/prospectus. Numbers may vary, including if the number of Public Shares redeemed is different.

Beneficial Owner(1)(2)	Number of Company Units Beneficially Owned	Approximate Percentage
Unitholders
Pubco(3)	49,300,377	57.2%
SPAC Surviving Subsidiary(3)(4)	310,000	0.4%
Ripple	26,499,586	30.7%
Chris Larsen(5)	36,949,653	42.8%

Executive Officers
Asheesh Birla	—	—
Matthew Frymier	—	—
Sagar Shah	—	—
Jessica Jonas	—	—
Megumi Nakamura	—	—
All officers as a group (five individuals)	—	—

(1)	Unless otherwise noted, the business address of each of the following entities or individuals is 600 Battery St. San Francisco, California 94111.
(2)	Assumes that the Closing XRP Price is $2.36609 (which would be the Closing XRP Price if the Business Combination closed on October 19, 2025).
(3)

Immediately following the Closing, Pubco will contribute substantially all of its assets (other than stock in SPAC Surviving Subsidiary and Company Units owned by it) and the SPAC Surviving Subsidiary will contribute substantially all of its respective assets to the Company in exchange for Company Units.

(4)

Consists of 48,990,977 and 310,000 Company Units held by Pubco and the SPAC Surviving Subsidiary, respectively, the latter of which Pubco may be deemed to beneficially own by virtue of being the sole stockholder of SPAC Surviving Subsidiary following the Closing.

(5)

Consists of 26,499,586 and 10,450,067 Company Units held by Ripple and the Contributor Related Party Entity, respectively. Mr. Larsen may be deemed to beneficially own the units directly or indirectly controlled by such entities, but each disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest they may have therein, directly or indirectly.

EXECUTIVE AND DIRECTOR COMPENSATION

Pubco

Pubco is an “emerging growth company” within the meaning of the Securities Act and has elected to comply with the reduced compensation disclosure requirements available to such emerging growth companies.

As Pubco was incorporated on August 29, 2025, Pubco had no management or directors as of December 31, 2024. No compensation was paid by Pubco to its named executive officers during the fiscal years ended December 31, 2023, and December 31, 2024, and no compensation was paid by Pubco to its directors as of December 31, 2024. There are no outstanding equity awards held by Pubco’s named executive officers or directors as of December 31, 2024.

Pubco is in the process of negotiating employment agreements with its executive officers, including its Chief Executive Officer and Chief Financial Officer, and expects to enter into an employment agreement with its executive officers, including its Chief Executive Officer and Chief Financial Officer, prior to the Closing. Pubco also intends to grant equity awards, under the Incentive Plan, to Pubco’s executive officers, including its Chief Executive Officer and Chief Financial Officer, following the Closing. As party to the anticipated employment agreements and recipients of the anticipated equity awards, Pubco’s executive officers, including its Chief Executive Officer and Chief Financial Officer, may have interests in the Transactions that are different from, or in addition to, the stockholders of Pubco and SPAC.

Anticipated Employment Agreements

Pubco is in the process of negotiating employment agreements with its executive officers, including its Chief Executive Officer and Chief Financial Officer, and expects to enter into an employment agreement with its executive officers, including its Chief Executive Officer and Chief Financial Officer, prior to the Closing. The employment agreements will set forth terms and conditions (including compensation) of the executive officers’ employment with Pubco from and after the Closing.

Anticipated Incentive Plan and Equity Awards

Pubco intends to approve and adopt prior to the consummation of the Mergers, the Incentive Plan, subject to approval by the Pubco stockholders as constituted prior to the Closing, and grant equity awards under the Incentive Plan to Pubco’s executive officers, including its Chief Executive Officer and Chief Financial Officer, in accordance with the terms of their respective employment agreements and the Incentive Plan.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

SPAC’s Relationships and Related Party Transactions

Our Sponsor, officers and directors, or any of their respective affiliates, will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. SPAC audit committee will review on a quarterly basis all payments that were made to Sponsor, officers, directors or our or any of their affiliates and will determine which expenses and the amount of expenses that will be reimbursed. There is no cap or ceiling on the reimbursement of out-of-pocket expenses incurred by such persons in connection with activities on our behalf.

Sponsor Securities Purchase Agreement

On August 12, 2025, SPAC entered into a Sponsor Securities Purchase Agreement (the “Purchase Agreement”) with the Sponsor and Armada Sponsor II, LLC (the “Original Sponsor”), pursuant to which the Original Sponsor agreed to sell to the Sponsor, and the Sponsor agreed to purchase from the Original Sponsor, an aggregate of 7,880,000 SPAC Class B Shares, 400,000 SPAC Class A Shares, and 200,000 SPAC Private Warrants for an aggregate purchase price of $6,600,000 (such transaction, the “New Sponsor Purchase”) and the Sponsor received a limited, revocable license to the Armada Acquisition Corp. II branding for a period of time that expires not later than November 22, 2026 (unless the termination date of the Company is extended to a later date). On August 28, 2025, the New Sponsor Purchase was completed pursuant to the terms of the Purchase Agreement, and the Sponsor owns all of the equity interests of SPAC held by the Original Sponsor. Following the closing of this transaction, the Sponsor owns all of the equity interests of SPAC held by the Original Sponsor, including 100% of the SPAC Class B Shares, and has the power to appoint all members of the SPAC Board.

The Sponsor is expected to transfer 10,000 SPAC Class B Shares to each of the independent members of the SPAC Board, Richard Danis, Lindy Key, and Ronald Palmeri, prior to the closing of the Business Combination.

Joinder Agreement

On August 28, 2025, the Sponsor entered that certain joinder to insider letter agreement and registration rights agreement (the “Joinder”). Pursuant to the Joinder, the Sponsor agreed, with effect from the date of the Joinder, to join as a party a letter agreement, dated May 20, 2025, among SPAC, the Original Sponsor and each of the directors and officers of the Company (the “Insider Letter”), and to that certain Registration Rights Agreement, dated May 20, 2025, among SPAC, the Original Sponsor, CCM, Northland and the other Holders (as defined therein) signatory thereto (the “Registration Rights Agreement”). Pursuant to the Insider Letter, the Sponsor and each of the directors and officers of SPAC have agreed, in each case as set forth therein, to vote in favor of SPAC’s initial business combination; to facilitate the liquidation and winding up of SPAC if an initial business combination is not consummated within 18 months from the closing of the IPO or such later period approved by SPAC’s shareholders; to certain transfer restrictions with respect to SPAC’s securities; and, as to Sponsor, to certain indemnification obligations. The Registration Rights Agreement provides for customary demand and piggy-back registration rights for the Holders, as well as certain transfer restrictions applicable to the Holders with respect to the securities of SPAC that they hold.

Waiver to Insider Letter

On August 28, 2025, SPAC and certain other parties entered into a waiver agreement with respect to the Insider Letter, pursuant to which the parties thereto irrevocably waived certain provisions of the Insider Letter to the extent, but only to the extent, necessary or desirable to facilitate the purchase of the New Sponsor Purchase by the Sponsor from the Original Sponsor.

Sponsor Support Agreement

Concurrently with the execution of the Business Combination Agreement, SPAC entered into the Sponsor Support Agreement, pursuant to which, among other things, the Sponsor agreed to (a) vote its SPAC Common Shares in favor of the Business Combination Agreement and the Transactions and each of the proposals to be approved by SPAC shareholders at the Extraordinary General Meeting, (b) vote its SPAC Common Shares against (i) any Acquisition Proposal or Alternative Transaction, (ii) any merger, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by SPAC (other than the Transactions), (iii) any change in the business of SPAC, and (iv) any proposal, action or agreement involving SPAC that would or would reasonably be expected to impede, frustrate, prevent or nullify the Business Combination Agreement or any Ancillary Agreement, (c) during the Interim Period, comply with the restrictions imposed by the Insider Letter, including the restrictions on redeeming SPAC Common Shares in connection with the Transactions and complying with the transfer restrictions with respect to its SPAC Common Shares and SPAC Private Warrants, (d) subject to and conditioned upon the Closing, waive any anti-dilution rights in connection with the Transactions that would otherwise result in the SPAC Class B Shares converting into SPAC Class A Shares on a greater than one-for-one basis, (e) subject to and conditioned upon the Closing, effective as of the Closing, waive and forever discharge all Claims (as defined below) against the SPAC, Pubco, the Company and each of their respective and each of its and their past and present directors, officers, employees, agents, predecessors, successors, assigns, Affiliates and Subsidiaries, provided that nothing releases, waives or discharges any claim for fraud or the specific categories of claims expressly preserved in the Sponsor Support Agreement (including claims under the Sponsor Support Agreement or any other Ancillary Agreement, rights to receive Pubco securities thereunder, and indemnification rights) and (f) immediately prior to the Company Merger Effective Time, forfeit for no consideration 120,000 SPAC Class A Shares, 2,364,000 SPAC Class B Shares and 60,000 SPAC Private Warrants.

For the purposes of the preceding paragraph, “Claims” mean all past or present claims, demands, damages, debts, judgments, causes of action and liabilities of any nature whatsoever, whether or not known, suspected or claimed, arising directly or indirectly from any act, omission, event or transaction occurring (or any circumstances existing) at or prior to the Closing.

For additional information, see the section entitled “The Transactions—Other Transaction Agreements—The Sponsor Support Agreement.”

Series C Subscription Agreement

In connection with the execution of the Business Combination Agreement, Pubco, the Company and SPAC entered into a Series C Subscription Agreement with the Sponsor pursuant to which the Sponsor agreed to purchase, and Pubco agreed to issue and sell, on the Closing Date, shares of Pubco Class A Common Stock and Pubco Class C Common Stock for a contribution of 211,319,096.061435 XRP tokens, in a PIPE, upon the terms and subject to the conditions set forth in such agreement. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Series C Subscription Agreement. For more information about the Series C Subscription Agreement, please see the section entitled “The Transactions—Series C Subscription Agreement.”

Advance Funding Subscription Agreements

Concurrently with the execution of the Business Combination Agreement, Pubco, the Company and SPAC entered into the Advance Funding Subscription Agreements with the Advance Funding Subscribers, pursuant to which the Advance Funding Subscribers agreed to purchase, and Pubco agreed to issue and sell, on the Closing Date, the Advance Funding Shares for $214.05 million in cash and a contribution of 600,000 XRP tokens, in a private placement, upon the terms and subject to the conditions set forth therein. Advance Funding Subscribers will receive a number of Advance Funding Shares at the closing of the Advance Funding equal to the sum of

(a) the Advance Funding Initial Subscribed Shares and (b) the Advance Funding Adjustment Shares, if any. The closing of each Advance Funding Subscription is conditioned on the satisfaction or waiver by each such Advance Funding Subscriber of the additional condition that, on the date of each such agreement, no other Advance Funding Subscription Agreement (or other agreements or understandings (including side letters) entered into in connection therewith or in connection with the sale of the other Advance Funding Shares) shall have been amended, modified or waived in any manner that benefits any other Advance Funding Subscriber unless such Advance Funding Subscriber shall have been offered in writing the same benefits (other than terms particular to the legal or regulatory requirements of such other Advance Funding Subscriber or its affiliates or related persons).

Prior to the execution of the Advance Funding Subscription Agreements, Pubco established the necessary custodial arrangements for both cash and XRP contributions, including entering into cash and digital asset custody agreements with third-party custodians and liquidity providers. Each Advance Funding Subscriber was required to fund its subscription amount either (i) in cash, by wire transfer of U.S. dollars to a segregated cash custody account maintained for the benefit of Pubco, or (ii) in XRP, by transfer to a designated digital wallet maintained with an independent XRP custodian. Following receipt of any cash Advance Funding Subscription proceeds, Pubco, on behalf of the Advance Funding Subscribers, instructed its cash custodian to transfer such proceeds (net of customary transaction and network fees) to its XRP custodian for use in purchasing XRP at then-prevailing market prices from one or more liquidity providers. In aggregate, the Company purchased 84,365,876.3625 XRP tokens with the cash proceeds from the Advance Funding Subscription Agreements. Such purchased XRP, together with any XRP originally contributed by the Private Placement Investors, are being held in escrow in an unencumbered digital custody wallet maintained in the name of Pubco but for the benefit of all such Private Placement Investors, pending completion of the Business Combination.

For more information about the Advance Funding Subscription Agreements, please see the section entitled “The Transactions—Advance Funding Subscription Agreements.”

Delayed Funding Subscription Agreements

Concurrently with the execution of the Business Combination Agreement, Pubco, the Company and SPAC entered into Delayed Funding Subscription Agreements with the Delayed Funding Subscribers, pursuant to which the Delayed Funding Subscribers agreed to purchase, and Pubco agreed to issue and sell, on the Closing Date, the Delayed Funding Shares for $10.5 million in cash and a contribution of 200,000 XRP tokens, in a private placement, upon the terms and subject to the conditions set forth therein. Delayed Funding Subscribers will receive a number of Delayed Funding Shares at the closing of the Delayed Funding equal to the quotient of (i) the Delayed Funding Subscription Price and (ii) $10.00. The closing of each Delayed Funding Subscription is conditioned on, among other things, the satisfaction or waiver of all closing conditions to the consummation of the Business Combination and; the Delayed Funding Subscribers’ consent to any amendments, modifications or waivers to the terms of the Business Combination Agreement that would reasonably be expected to materially and adversely affect the economic benefits to the Delayed Funding Subscribers.

For more information about the Delayed Funding Subscription Agreements, please see the section entitled “The Transactions—Delayed Funding Subscription Agreements.”

Contributor Related Party Entity Subscription Agreement

Concurrently with the execution of the Business Combination Agreement, Pubco, the Company and SPAC entered into the Contributor Related Party Entity Subscription Agreement with the Contributor Related Party Entity, pursuant to which the Contributor Related Party Entity purchased and Pubco agreed to issue and sell, on the Closing Date, the Contributor Related Party Entity Subscribed Equity Interests for 50 million XRP tokens in a private placement, upon the terms and subject to the conditions set forth therein. The Contributor Related Party Entity will not receive a number of Pubco Class A Common Stock that would result in the Contributor Group

Holders collectively owning, immediately after the Transaction Closing and the other related transactions, a number of shares that would cause the Contributor Group Ownership Percentage (as defined below) to exceed 9.9% and, to the extent the number of shares issued to the Contributor Group Holders is reduced as a result of the foregoing, the Contributor Related Party Entity will receive a number of Company Units that is equal to the number of Contributor Related Party Entity Subscribed Equity Interests minus the number of Contributor Related Party Entity Subscribed Shares. The Contributor Related Party Entity Subscribed Equity Interests shall be equal to the sum of (a) the Contributor Related Party Entity Initial Subscribed Equity Interests and (b) the Contributor Related Party Entity Adjustment Equity Interests, if any. Prior to and effective upon closing, Pubco, Ripple and the Contributor Related Party Entity will enter into the Company A&R LLCA.

The Contributor Related Party Entity was required to transfer its subscription amount in XRP to a digital wallet designated by Pubco and maintained with an independent XRP custodian. Prior to executing the Contributor Related Party Entity Subscription Agreement, Pubco and the Company put in place the necessary custodial arrangements for the Contributor Related Party Entity’s XRP contribution, including entering into a digital asset custody agreement with a third-party custodian.

For more information about the Contributor Related Party Entity Subscription Agreement, please see the section entitled “The Transactions—Contributor Related Party Entity Subscription Agreement.”

Lock-Up Agreements

Concurrently with the Closing, the Sponsor, the SPAC Insiders and certain other parties will enter into Lock-Up Agreements with Pubco pursuant to which such parties will agree that the Restricted Securities will be locked-up and subject to transfer restrictions. For additional information, see the section entitled “The Transactions—Other Transaction Agreements—The Lock-Up Agreements”

Amended and Restated Registration Rights Agreement

Concurrently with the Closing of the Business Combination Agreement, Pubco, SPAC, the Sponsor and certain securityholders listed therein will enter into a registration rights agreement that will amend and restate the Registration Rights Agreement (the “A&R Registration Rights Agreement”), pursuant to which Pubco will assume the registration obligations of SPAC under such registration rights agreement, with such rights applying to the shares of Pubco Stock. For additional information, see the section entitled “Certain Relationships and Related Party Transactions—Pubco’s Relationships and Related Party Transactions—Amended and Restated Registration Rights Agreement.”

Indemnification Agreements

SPAC has entered into indemnification agreements with each of its directors and executive officers that may be broader than the specific indemnification provisions contained under the Cayman Islands law. These indemnification agreements require SPAC, among other things, to indemnify its directors and executive officers against liabilities that may arise by reason of their status or service to the fullest extent permitted by law. These indemnification agreements require SPAC to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit, or proceeding to the fullest extent permitted by law.

Sponsor Ownership

Our Sponsor is a Delaware limited partnership. The general partner of the Sponsor is Arrington Capital Management, LLC, a Delaware limited liability company. J. Michael Arrington, a member of the SPAC Board, is the sole managing member of Arrington Capital Management, LLC, which is the general partner of the Sponsor. As of the date hereof, J. Michael Arrington is deemed to hold voting and dispositive control over the securities held directly by the Sponsor. J. Michael Arrington disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest he may have therein, directly or indirectly. Each of Mr. Arrington, Taryn Naidu, Chief Executive Officer of SPAC and member of the SPAC Board, Kyle Horton, Chief Financial Officer of SPAC, and Ronald Palmeri, a member of the SPAC Board, owns limited partner interests in the Sponsor and through them has an indirect interest in the Founder Shares, the SPAC Class A Shares, the SPAC Private Warrants and compensation the Sponsor receives in connection with the Transactions. In addition, the Sponsor is expected to transfer 10,000 SPAC Class B Shares to each of Richard Danis, Lindy Key, and Ronald Palmeri, each members of the SPAC Board, prior to the closing of the Business Combination.

Original Sponsor Transaction

On November 7, 2024, Original Sponsor purchased 7,880,000 Class B Shares from us for an aggregate purchase price of $25,000, or $0.00317 per share, of which up to 1,027,826 founder shares remained subject to forfeiture depending on the extent to which the Underwriters’ over-allotment option is exercised during SPAC IPO. In connection with the Initial Public Offering, up to 1,027,826 founder shares were subject to forfeiture depending on the extent to which the Underwriters’ over-allotment option was exercised during this offering. The number of founder shares, and the forfeiture mechanism underlying the founder shares, was determined in order to ensure that the founder shares represented 25% of the outstanding shares (including any shares underlying private placement units) upon completion of the Initial Public Offering and the exercise of the Underwriters’ over-allotment option, if any.

In connection with SPAC IPO, the Original Sponsor purchased 400,000 private placement units at $10.00 per unit, and CCM and Northland, as representatives of the Underwriters in this offering, purchased an aggregate of 310,000 private placement units at a price of $10.00 per unit (the “Private Placement Units”). These purchases took place on a private placement basis simultaneously with the consummation of the Initial Public Offering and the over-allotment option, as applicable. A total of $231,150,000 out of the proceeds from the Initial Public Offering and the sales of the Private Placement Units was placed in a U. S.-based trust account maintained by Continental Stock Transfer & Trust Company, acting as trustee.

Cohen Agreement

In connection with SPAC IPO and the issuance and sale of Units, on May 20, 2025, we completed the private placement of Units at a price of $10.00 per Unit (the “Private Placement Units”), with the underwriter’s over-allotment option being fully exercised, generating gross proceeds of $7,100,000, as follows: (A) 400,000 Private Placement Units ($4,000,000 in the aggregate) with the Original Sponsor, (B) 155,000 Private Placement Units ($1,550,000 in the aggregate) with Cohen & Company Capital Markets (“CCM”) and (C) 155,000 Private Placement Units ($1,550,000 in the aggregate) with Northland Securities, Inc. (“Northland”) (collectively, the “Private Placement”). The Private Placement Units, which were purchased by the Sponsor, CCM and Northland, are identical to the Units, except that, they (including the underlying securities) are (i) subject to certain limited exceptions, subject to transfer restrictions until 180 days following the consummation of the Company’s initial business combination and (ii) entitled to registration rights.

In connection with the Business Combination, the Board took into account the financial analysis reviewed by CCM with the Board as well as the oral opinion of CCM rendered to the Board on October 19, 2025 as to the fairness, from a financial point of view, to our shareholders (other than New Sponsor and its affiliates) of equity value ascribed pursuant to the business combination. CCM subsequently confirmed its opinion by delivery of its fairness opinion. The Board also considered that the Board had received the fairness opinion from CCM.

Related Party Policy

SPAC’s Code of Business Conduct will require us to avoid, wherever possible, all related party transactions that could result in actual or potential conflicts of interests, except under guidelines approved by the SPAC Board (or the audit committee). Related party transactions are defined as transactions in which (1) the aggregate amount involved will or may be expected to exceed $120,000 in any calendar year, (2) we or any of our subsidiaries is a participant, and (3) any (a) executive officer, director or nominee for election as a director, (b) greater than 5% beneficial owner of our shares, or (c) immediate family member, of the persons referred to in clauses (a) and (b), has or will have a direct or indirect material interest (other than solely as a result of being a director or a less than 10% beneficial owner of another entity). A conflict of interest situation can arise when a person takes actions or has interests that may make it difficult to perform his or her work objectively and effectively. Conflicts of interest may also arise if a person, or a member of his or her family, receives improper personal benefits as a result of his or her position.

SPAC audit committee, pursuant to its written charter, will be responsible for reviewing and approving related party transactions to the extent we enter into such transactions. The audit committee will consider all relevant factors when determining whether to approve a related party transaction, including whether the related party transaction is on terms no less favorable to us than terms generally available from an unaffiliated third party under the same or similar circumstances and the extent of the related party’s interest in the transaction. No director may participate in the approval of any transaction in which he is a related party, and that director is required to provide the audit committee with all material information concerning the transaction. We also require each of our directors and executive officers to complete a directors’ and officers’ questionnaire that elicits information about related party transactions.

These procedures are intended to determine whether any such related party transaction impairs the independence of a director or presents a conflict of interest on the part of a director, employee or officer.

To further minimize conflicts of interest, we have agreed not to consummate an initial business combination with an entity that is affiliated with any of Sponsor, officers or directors, including (i) an entity that is either a portfolio company of, or has otherwise received a material financial investment from, any private equity fund or investment company (or an affiliate thereof) that is affiliated with any of the foregoing, (ii) an entity in which any of the foregoing or their affiliates are currently passive investors, (iii) an entity in which any of the foregoing or their affiliates are currently officers or directors, or (iv) an entity in which any of the foregoing or their affiliates are currently invested through an investment vehicle controlled by them, unless we have obtained an opinion from an independent investment banking firm, or another independent entity that commonly renders valuation opinions on the type of target business we are seeking to acquire, and the approval of a majority of SPAC disinterested independent directors that the business combination is fair to SPAC unaffiliated shareholders from a financial point of view.

The Company’s Relationships and Related Party Transactions

On November 6, 2025, the Company entered into the Company Facility Agreement with Ripple, which was subsequently amended on February 11, 2026, establishing a $7.0 million revolving credit facility in order to fund certain working capital needs, transaction expenses and other general corporate purposes. Interest on amounts drawn under the Company Facility accrues at a rate of 3.81% p.a. from November 6, 2025. Amounts borrowed under the Company Facility will be repaid upon the earlier of (i) within five business days’ notice of demand by Ripple, (ii) within five business days after the BCA Closing Date and (iii) within five business days after the BCA Termination Date (the “Company Facility Repayment Date”). The Company Facility Agreement contains customary representations and warranties, termination provisions and events of default. All principal and interest accrued is to be payable on the Company Facility Repayment Date. As of December 31, 2025, the Company had borrowed $1.2 million under the Company Facility, with all principal and interest accrued to be payable on the Company Facility Repayment Date. A copy of the Company Facility Agreement and the amendment thereto are filed as exhibits to the registration statement of which this prospectus forms a part.

From the Company’s inception through September 30, 2025, certain organizational and administrative activities were performed by Ripple exclusively in its capacity as sole member of the Company. These activities were undertaken without compensation or contractual arrangements and did not involve Ripple acting outside their ownership roles.

Pubco’s Relationships and Related Party Transactions

Policies and Procedures for Related Party Transactions

Effective upon the Closing, the Pubco Board expects to adopt a written conflicts policy that will set forth the following policies and procedures for the review and approval or ratification of related party transactions to which the Company, as subsidiary of Pubco, will be subject. A “related party transaction” is a transaction, arrangement or relationship in which Pubco or any of its subsidiaries (including the Company) was, is or will be a participant, the amount of which involved exceeds $120,000 (or, for so long as Pubco remains a “smaller reporting company” the lesser of (i) $120,000 and (ii) 1% of Pubco’s average total assets of the two completed fiscal years), and in which any related party had, has or will have a direct or indirect material interest. A “related party” means:

•	any person who is, or at any time during the applicable period was, one of Pubco’ executive officers or directors;

•	any person who is known by Pubco to be the beneficial owner of more than five percent (5%) of Pubco voting stock;

•

any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law of a director, executive officer or a beneficial owner of more than five percent (5%) of Pubco’s voting stock, and any person (other than a tenant or employee) sharing the household of such director, executive officer or beneficial owner of more than five percent (5%) of Pubco’s voting stock; and

•

any firm, corporation or other entity in which any of the foregoing persons is a partner or principal, or in a similar position, or in which such person has a five percent (5%) or greater beneficial ownership interest in Pubco Stock.

Pubco will have policies and procedures designed to minimize potential conflicts of interest arising from any dealings it may have with its affiliates and to provide appropriate procedures for the disclosure of any real or potential conflicts of interest that may exist from time to time. Specifically, pursuant to its audit committee charter, the audit committee will have the responsibility to review related party transactions.

Sponsor Support Agreement

Pubco is a party to the Sponsor Support Agreement, described in the section entitled “SPAC’s Relationships and Related Party Transactions.”

Amended and Restated Registration Rights Agreement

Concurrently with the Closing, SPAC, Pubco, the Sponsor and certain securityholders listed therein will enter into the A&R Registration Rights Agreement that will amend and restate the registration rights agreement entered into between SPAC, the Original Sponsor and certain other securityholders thereto at the time of the SPAC IPO, and pursuant to which Pubco will (i) assume the registration obligations of SPAC under such registration rights agreement, with such rights applying to the shares of Pubco Class A Common Stock and (ii) provide registration rights with respect to the resale of shares of Pubco Class A Common Stock held by the Sponsor and Ripple.

Pubco estimates that up to an aggregate of approximately 85,216,016 shares of Pubco Class A Common Stock, consisting of (i) 13,026,926 shares of Pubco Class A Common Stock outstanding, 42,769,074 shares of Pubco Class A Common Stock issuable upon conversion of Pubco Class C Common Stock, and 140,000 shares of Pubco Class A Common Stock issuable upon exercise of warrants, in each case held by Sponsor, (ii) 155,000 shares of Pubco Class A Common Stock issuable upon exercise of warrants held by certain SPAC shareholders,

(iii) 4,647,857 shares of Pubco Class A Common Stock outstanding held by Contributor, (iv) 1,832,875 shares of Pubco Class A Common Stock outstanding held by the Contributor Related Party Entity, (v) 21,546,963 shares of Pubco Class A Common Stock outstanding held by the Advance Funding Subscribers, and (vi) 1,097,321 shares of Pubco Class A Common Stock outstanding held by the Delayed Funding Subscribers, will be subject to registration rights following the Transactions and the consummation of the Private Placement Investments, assuming, among other things, that neither SPAC, nor Pubco nor the Company enter into any additional financing arrangements after the date hereof and prior to Closing, that no Public Shareholders exercise redemption rights with respect to their Public Shares upon completion of the Transactions, that all Private Placement Investors fund their commitments as and when required under their Private Placement Subscription Agreements, that Ripple contributes the Contributed XRP as and when required under the Contribution Agreement, that the Closing SPAC Share Price is $10.00, that the Closing XRP Price is $2.36609 (which would be the Closing XRP Price if the Business Combination closed on October 19, 2025), that no shares of Pubco Class A Common Stock are issued pursuant to the Incentive Plan, and neither Ripple nor any Private Placement Investor purchases SPAC Class A Shares in the open market.

Lock-Up Agreements

Concurrently with the Closing, Ripple, the Sponsor, the Contributor Related Party Entity and the SPAC Insiders will enter into Lock-Up Agreements with Pubco pursuant to which such parties will agree that the Restricted Securities will be locked-up and subject to transfer restrictions, as described below, subject to certain exceptions. Excluding the impact of Pubco Warrants, 19,507,658 shares of Pubco Class A Common Stock (assuming no Redemptions by Public Shareholders), 17,066,776 shares of Pubco Class A Common Stock (assuming 25% Redemptions by Public Shareholders), 14,625,892 shares of Pubco Class A Common Stock (assuming 50% Redemptions by Public Shareholders), 12,185,009 shares of Pubco Class A Common Stock (assuming 75% Redemptions by Public Shareholders) or 9,744,127 shares of Pubco Class A Common Stock (assuming 100% Redemptions by Public Shareholders), will be subject to the lock-up and transfer restrictions described below, subject to certain exceptions.

Shares of Pubco Class A Common Stock held by such parties will be locked up until the earlier of (a) the Anniversary Release; and (b) the date on which Pubco consummates a liquidation, merger, capital stock exchange, reorganization or other similar transaction after the Closing which results in all of Pubco’s stockholders having the right to exchange their shares of Pubco common stock for cash, securities or other property.

Company A&R LLCA

Overview

In connection with the Business Combination, Pubco, Ripple and the Contributor Related Party Entity will enter into the Company A&R LLCA. Following the Closing, and in accordance with the terms of the Company A&R LLCA, we will operate our business through the Company.

Management and Control

As the sole managing member of the Company, Pubco will control all of the Company’s affairs and decision making, and, through its officers and directors, Pubco will be responsible for the Company’s operational and administrative decisions and the day-to-day management of its business. Under the Company A&R LLCA, the other members and other holders of Company Units hold units that provide economic rights but, except as expressly provided in the Company A&R LLCA, do not have the power or authority to vote on, approve or consent to any matter or action taken by the Company (notwithstanding any provision of the DLLCA).

Distributions and Dividends

We will fund any dividends to our stockholders by causing the Company to make distributions to the holders of Company Units and us, subject to the limitations imposed by our debt agreements.

Tax Treatment of Company Units and Tax Distributions

The holders of Company Units will generally incur U.S. federal, state and local income taxes on their proportionate share of any net taxable income of the Company. Net profits and net losses of the Company will generally be allocated to its members pro rata in accordance with the percentages of their respective ownership of Company Units. The Company A&R LLCA will provide for pro rata cash distributions to the holders of Company Units for purposes of funding their tax obligations in respect of the taxable income of the Company that is allocated to them. Generally, these tax distributions will be computed based on the Company’s estimate of the net taxable income of the Company allocable to each holder of Company Units multiplied by an assumed tax rate equal to the highest effective marginal combined U.S. federal, state and local income tax rate prescribed for an individual or corporate resident of New York, New York (taking into account the non-deductibility of certain expenses and the character of our income). As a result of (i) potential differences in the amount of net taxable income allocable to us and the other Company Unit holders, (ii) the lower tax rate applicable to corporations than individuals and (iii) the use of an assumed tax rate in calculating the Company’s distribution obligations, we may receive tax distributions significantly in excess of our tax liabilities and obligations to make payments under the Tax Receivable Agreement.

Relationship Between Pubco Class A Shares and Company Units

Except as otherwise determined by us, if at any time we issue a share of Pubco Class A Common Stock, the net proceeds received by us with respect to such share, if any, shall be concurrently invested in the Company and the Company shall issue to us one Company Unit, unless such share was issued by us solely to fund the purchase of a Company Unit from a holder of Company Units (upon an election by us to exchange such Company Unit in lieu of redemption following a redemption request by such holder of Company Units), in which case such net proceeds shall instead be transferred to the selling holder of Company Units as consideration for such purchase, and the Company will not issue an additional Company Unit to us. Similarly, except as otherwise determined by us, (i) the Company will not issue any additional Company Units to us unless we issue or sell an equal number of shares of Pubco Class A Common Stock and (ii) should the Company issue any additional Company Units to any person, we will issue an equal number of shares of the Pubco Class B Common Stock to such person (unless otherwise waived by such person in accordance with the terms of the Company A&R LLCA). Conversely, if at any time any shares of Pubco Class A Common Stock are redeemed, purchased or otherwise acquired by us, the Company will redeem, purchase or otherwise acquire an equal number of Company Units held by us, upon the same terms and for the same price per security, as the shares of Pubco Class A common stock are redeemed, purchased or otherwise acquired. In addition, the Company will not effect any subdivision (by any unit split, unit distribution, reclassification, reorganization, recapitalization or otherwise) or combination (by reverse unit split, reclassification, reorganization, recapitalization or otherwise) of the Company Units unless it is accompanied by a substantively identical subdivision or combination, as applicable, of each class of our common stock, and we will not effect any subdivision or combination of any class of our common stock unless it is accompanied by a substantively identical subdivision or combination, as applicable, of the Company Units.

Redemption and Exchange Rights of Company Unit Holders

Under the Company A&R LLCA, the holders of Company Units (other than us) will have the right, from and after the completion of this offering (subject to the terms of the Company A&R LLCA), to require the Company to redeem all or a portion of their Company Units for, at our election, newly-issued shares of Pubco Class A Common Stock on a one-for-one basis or a cash payment equal to the volume weighted average market price of one share of Pubco Class A Common Stock for each Company Unit redeemed (subject to customary adjustments, including for stock splits, stock dividends and reclassifications). If we decide to make a cash payment, the holder of a Company Unit has the option to rescind its redemption request within a specified time period. Upon the exercise of the redemption right, the redeeming member will surrender its Company Units to the Company for cancellation. The Company A&R LLCA requires that we contribute cash or shares of Pubco Class A Common Stock to the Company in exchange for an amount of newly issued Company Units in the Company equal to the number of Company Units redeemed from the holders of Company Units. The Company will then distribute the cash or shares of Pubco Class A Common Stock to such holder of a Company Unit to complete the redemption. In the event of a redemption request by a holder of a Company Unit, we may, at our option, effect a direct exchange of cash or Pubco Class A Common Stock for Company Units in lieu of such a redemption. Whether by redemption or exchange, we are obligated to ensure that at all times the number of Company Units that we own equals the number of shares of Pubco Class A Common Stock issued by us (subject to certain exceptions for treasury shares and shares underlying certain convertible or exchangeable securities). Shares of Pubco Class B Common Stock will be canceled on a one-for-one basis if we, following a redemption request of a holder of a Company Unit, redeem or exchange Company Units of such holder of a Company Unit pursuant to the terms of the Company A&R LLCA.

Participation Rights in Tender Offers and Similar Transactions

The Company A&R LLCA will provide that, in the event that a tender offer, share exchange offer, issuer bid, take-over bid, recapitalization or similar transaction with respect to Pubco Class A Common Stock is proposed by us or our stockholders and approved by our board of directors or is otherwise consented to or approved by our board of directors, the holders of Company Units will be permitted to participate in such offer by delivery of a notice of redemption or exchange that is effective immediately prior to the consummation of such offer. In the case of any such offer proposed by us, we are obligated to use our reasonable best efforts to enable and permit the holders of Company Units to participate in such offer to the same extent or on an economically equivalent basis as the holders of shares of Pubco Class A Common Stock without discrimination. In addition, we are obligated to use our reasonable best efforts to ensure that the holders of Company Units may participate in each such offer without being required to redeem or exchange Company Units.

Transfer Restrictions

The Company A&R LLCA will provide that, except for transfers to us as provided above or to certain permitted transferees, the Company Units and shares of Pubco Class B Common Stock may not be sold, transferred or otherwise disposed of.

Indemnification

Subject to certain exceptions, the Company will indemnify all of its members and their officers and other related parties, against all losses or expenses arising from claims or other legal proceedings in which such person (in its capacity as such) may be involved or become subject to in connection with the Company’s business or affairs or the Company A&R LLCA or any related document.

Dissolution and Liquidation

The Company may be dissolved upon (i) the determination by us to dissolve the Company or (ii) any other event which would cause the dissolution of the Company under the DLLCA, unless the Company is continued in accordance with the DLLCA. Upon dissolution, the Company will be liquidated and the proceeds from any liquidation will be applied and distributed in the following manner: (a) first, to creditors (including creditors who are members or affiliates of members) in satisfaction of all of the Company’s liabilities (whether by payment or by making reasonable provision for payment of such liabilities, including the setting up of any reasonably necessary reserves) and (b) second, to the members in proportion to their vested Company Units.

Tax Receivable Agreement

Concurrently with the Closing, Pubco, the Company and the TRA Parties will enter into a tax receivable agreement (the “Tax Receivable Agreement”), which will provide for, among other things, payment by Pubco to the TRA Parties of 85% of the U.S. federal, state and local income tax savings realized or deemed to be realized by Pubco as a result of the increases in tax basis and certain other tax benefits and the exchange of units of the Company Surviving Subsidiary for shares of Pubco Class A Common Stock (as more fully described in the Tax Receivable Agreement). For more information about the Tax Receivable Agreement, please see the section entitled “The Transactions—Other Transaction Agreements—Tax Receivable Agreement.” A copy of the form of Tax Receivable Agreement is attached to this proxy statement/prospectus as Annex Q.

Evernorth Facility Agreement

On November 6, 2025, Evernorth entered into the Evernorth Facility Agreement with Ripple, which was subsequently amended on February 11, 2026, establishing a $1.0 million a revolving credit facility in order to fund certain working capital needs, transaction expenses and other general corporate purposes. Interest on amounts drawn under the Evernorth Facility accrues at a rate of 3.81% p.a. from November 6, 2025. Amounts borrowed under the Evernorth Facility will be repaid upon the earlier of (i) within five business days’ notice of demand by Ripple, (ii) within five business days after the BCA Closing Date and (iii) within five business days after the BCA Termination Date (the “Evernorth Facility Repayment Date”). The Evernorth Facility Agreement contains customary representations and warranties, termination provisions and events of default. As of December 31, 2025, Evernorth has not borrowed under the Evernorth Facility, with all principal and interest accrued to be payable on the Evernorth Facility Repayment Date. A copy of the Evernorth Facility Agreement and the amendment thereto are filed as exhibits to the registration statement of which this prospectus forms a part.

DESCRIPTION OF PUBCO SECURITIES

As a result of the SPAC Domestication and Mergers and pursuant to the Business Combination Agreement, (i) SPAC Delaware stockholders (including certain Private Placement Investors and the Sponsor) will receive shares of Pubco Class A Common Stock in the SPAC Merger and will become Pubco stockholders, (ii) Ripple will receive shares of Pubco Class A Common Stock in the Company Merger and (iii) the Sponsor will receive shares of Pubco Class A Common Stock and Pubco Class C Common Stock. The following description summarizes the terms of Pubco’s capital stock but does not purport to be complete, and it is qualified in its entirety by reference to the applicable provisions of NRS and the Proposed Organizational Documents. The Proposed Organizational Documents are filed as exhibits to the registration statement of which this joint proxy statement/prospectus forms a part. Unless otherwise indicated, this description applies to Pubco Securities following the Transactions.

Authorized Capital Stock

Pubco’s currently authorized capital stock consists of 1,000 shares of common stock, par value $0.001 per share. If the proposals comprising the Advisory Organizational Documents Proposals are approved, the authorized capital stock of Pubco will consist of      shares of Pubco Class A Common Stock,     shares of Pubco Class B Common Stock and     shares of Pubco Class C Common Stock, and     shares of preferred stock, par value $0.001 per share. As of the date of this proxy statement/prospectus, there was one share of Pubco common stock issued and outstanding. All outstanding shares of Pubco capital stock are fully paid and non-assessable.

Pubco Stock

Voting Rights. Each holder of Pubco Class A Common Stock and Pubco Class B Common Stock is entitled to one vote for each share held of record as of the record date on all matters voted on by stockholders, including the election of directors. Holders of Pubco Class C Common Stock will not be entitled to vote on any matters voted on by stockholders, except as required by the NRS, on any amendment to the Amended and Restated Pubco Charter that would change the powers, preferences or rights of the holders of shares of Pubco Class C Common Stock in a manner that is disproportionately adverse to the Pubco Class C Common Stock as compared to the Pubco Class A Common Stock or the Pubco Class B Common Stock, and any change to the maximum ownership restriction applicable to the Pubco Class C Common Stock in the Amended and Restated Pubco Charter. The Pubco Board is classified and each class shall serve for a term ending on the date of the third annual meeting next following the annual meeting at which such director was elected, and each director holds office for the term for which he or she is elected and until his or her successor is elected and qualified, except in the case of his or her death, resignation or removal, and pursuant to the terms and conditions set forth in the Proposed Organizational Documents.

Dividend Rights. Holders of shares of Pubco Class A Common Stock and Pubco Class C Common Stock are entitled to dividends and other distributions as may be declared by the Pubco Board out of funds legally available therefor, subject to any preferential or other rights of any outstanding Pubco preferred stock, if any. Holders of shares of Pubco Class B Common Stock are not entitled to dividends or other distributions.

Transferability. Shares of Pubco Class A Common Stock will be freely transferable, subject to any restrictions pursuant to the NRS and applicable federal securities laws. Transfers of shares of Pubco Class A Common Stock held by Ripple and the Sponsor will be subject to the lock-up restrictions pursuant the Lock-Up Agreement and the Insider Letter, respectively. Shares of Pubco Class B Common Stock and Pubco Class C Common Stock are subject to transfer restrictions. Shares of Pubco Class B Common Stock, if any, held by holders of Company Units may only be transferred together with an equal number of Company Units. If the Sponsor transfers any of their shares of Pubco Class C Common Stock to third parties other than their respective affiliates, then an equal number of shares of Pubco Class C Common Stock will be canceled and converted into an equal number of shares of Pubco Class A Common Stock.

Liquidation and Dissolution Rights. Subject to the preferential rights of any holders of shares of preferred stock then outstanding, if any, upon liquidation, dissolution or winding up of Pubco’s affairs, holders of shares of Pubco Class A Common Stock and Pubco Class C Common Stock will be entitled to receive pro rata on a share-for-share basis, the assets available for distribution after payment of liabilities. Holders of shares of Pubco Class B Common Stock are not entitled to liquidating distributions.

Other. Pubco Stock has no preemptive, subscriptive or conversion rights and is not entitled to the benefits of any redemption or sinking fund provision.

Pubco Class B Common Stock

Pubco Class B Common Stock is not entitled to economic interests in Pubco. Holders of Pubco Class B Common Stock do not have any right to receive dividends or other distributions or to receive a distribution upon a liquidation or winding up of Pubco. However, if the Company makes distributions to Pubco, the other holders of Company Units will be entitled to receive distributions pro rata in accordance with the percentages of their respective Company Units.

If at any time the ratio at which Company Units are redeemable or exchangeable for shares of Pubco Class A Common Stock changes from one for one as described under “Certain Relationships and Related Party Transactions—Pubco’s Relationships and Related Party Transactions—Company A&R LLCA,” the number of votes to which holders of Pubco Class B Common Stock are entitled will be adjusted accordingly.

At such time when no Company Units remain redeemable or exchangeable for shares of Pubco Class A Common Stock, the Pubco Class B Common Stock will be canceled and transferred to Pubco for no consideration and retired.

Pubco Preferred Stock

Upon authorization of the Pubco Board and without any action by the holders of Pubco Stock and in accordance with the terms and conditions set forth in the Amended and Restated Pubco Charter, Pubco may issue shares of one or more series of preferred stock from time to time. Upon establishing such a series of preferred stock, the Pubco Board will determine the number of shares of preferred stock of that series that may be issued and the rights and preferences of such series of preferred stock. The rights of any series of preferred stock may include, among others, relative, participation, optional or other special rights, if any, and such qualifications, limitations or restrictions on such shares including, without limitation, redemption rights, dividend rights, liquidation preferences, conversion or exchange rights, or any of the foregoing. As of the date of this proxy statement/prospectus, the Pubco Board has not designated or established any series of preferred stock.

Pubco Warrants

Each Pubco Warrant entitles the registered holder to purchase one share of Pubco Class A Common Stock at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing 12 months from the closing of the Business Combination. Pursuant to the Warrant Assignment, Assumption and Amendment, a warrant holder may exercise its warrants only for a whole number of shares of Pubco Class A Common Stock This means that only a whole warrant may be exercised at any given time by a warrant holder. The Pubco Warrants will expire at 5:00 p.m., New York City time, on the fifth anniversary of the closing of the Business Combination, or earlier upon redemption.

No Pubco Warrants will be exercisable for cash unless we have an effective and current registration statement covering the Pubco Warrant shares issuable upon exercise of the Pubco Warrants and a current prospectus relating to such Pubco Warrant shares. Notwithstanding the foregoing, if a registration statement covering the issuance of the Pubco Warrant shares issuable upon exercise of the Pubco Warrants is not effective within 90 days from the closing of the Business Combination, Pubco Warrant holders may, until such time as there is an effective registration statement and during any period when we shall have failed to maintain an effective registration statement, exercise Pubco Warrants on a cashless basis pursuant to an available exemption from registration under the Securities Act. If an exemption from registration is not available, holders will not be able to exercise their Pubco Warrants on a cashless basis. In the event of a cashless exercise, each holder would pay the exercise price by surrendering the Pubco Warrants for that number of Pubco Warrant shares equal to the quotient obtained by dividing (x) the product of the number of Pubco Warrant shares underlying the Pubco Warrants, multiplied by the difference between the exercise price of the Pubco Warrants and the “fair market value” by (y) the fair market value. The “fair market value” for this purpose will mean the average reported last sale price of the public shares for the five trading days ending on the trading day prior to the date of exercise.

Once the Pubco Warrants become exercisable, we may redeem the outstanding Pubco Warrants:

•	at a price of $0.01 per Pubco Warrant;

•	upon a minimum of 30 days’ prior written notice of redemption, which we refer to as the 30-day redemption period; and

if, and only if, the last reported sale price of the Pubco Class A Common Stock equals or exceeds $18.00 per share (as adjusted for share splits, dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which we send the notice of redemption to the Pubco Warrant holders.

We will not redeem the Pubco Warrants unless a registration statement under the Securities Act covering the issuance of the Pubco Warrant shares underlying the Pubco Warrants to be so redeemed is then effective and a current prospectus relating to those Pubco Warrant shares is available throughout the 30-day redemption period, except if the Pubco Warrants may be exercised on a cashless basis and such cashless exercise is exempt from registration under the Securities Act. If and when the Pubco Warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws.

If the foregoing conditions are satisfied and we issue a notice of redemption, each Pubco Warrant holder may exercise his, her or its Pubco Warrants prior to the scheduled redemption date. However, the price of the public shares may fall below the $18.00 trigger price (as adjusted) as well as the $11.50 exercise price (as adjusted) after the redemption notice is issued.

The redemption criteria for our Pubco Warrants have been conditioned on a share price which is intended to provide Pubco Warrant holders a reasonable premium to the initial exercise price and provide a sufficient differential between the then-prevailing share price and the exercise price so that if the share price declines as a result of our redemption call, the redemption will not cause the share price to drop below the exercise price of the Pubco Warrants.

If we call the Pubco Warrants for redemption as described above, our management will have the option to require all holders that wish to exercise Pubco Warrants to do so on a “cashless basis.” In making such determination, our management will consider, among other factors, our cash position, the number of Pubco Warrants that are outstanding and the dilutive effect on our shareholders of issuing the maximum number of Pubco Warrant shares issuable upon exercise of outstanding Pubco Warrants. In such event, the holder would pay the exercise price by surrendering the Pubco Warrants for that number of Class A ordinary shares equal to the quotient obtained by dividing (x) the product of the number of Pubco Warrant shares underlying the Pubco Warrants to be so exercised, and the difference between the exercise price of the Pubco Warrants and the fair market value by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the public shares for the five trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of Pubco Warrants. No fractional shares will be issued upon redemption. If, upon redemption, a holder would be entitled to receive a fractional interest in a share, we will round down to the nearest whole number of the number of Pubco Class A Common Stock to be issued to the holder.

A holder of a Pubco Warrant may notify us in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such Pubco Warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the Pubco Warrant agent’s actual knowledge, would beneficially own in excess of 9.8% (or such other amount as a holder may specify) of the shares outstanding immediately after giving effect to such exercise.

The Pubco Warrants will be issued in registered form under the Warrant Assignment, Assumption and Amendment between Continental Stock Transfer & Trust Company, as warrant agent, and us. You should review a copy of the Warrant Assignment, Assumption and Amendment for a complete description of the terms and conditions applicable to the Pubco Warrants. The Warrant Assignment, Assumption and Amendment provides that the terms of the Pubco Warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least 50% of the then outstanding Pubco Warrants to make any change that adversely affects the interests of the registered holders of Pubco Warrants.

The exercise price and number of Pubco Warrant shares issuable on exercise of the Pubco Warrants may be adjusted in certain circumstances including in the event of a dividend or our recapitalization, reorganization, merger or consolidation. However, except as described below, the Pubco Warrants will not be adjusted for issuances of Pubco Class A Common Stock at a price below their respective exercise prices.

If (x) we issue additional ordinary shares or equity-linked securities for capital raising purposes in connection with the closing of the Business Combination at an issue price or effective issue price of less than $9.20 per share (with such issue price or effective issue price to be determined in good faith by our board of directors, and in the case of any such issuance to our sponsor or its affiliates, without taking into account any founder shares held by them prior to such issuance), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of the Business Combination on the date of the consummation of the Business Combination (net of redemptions), and (z) the Market Value is below $9.20 per share, the exercise price of the Pubco Warrants will be adjusted (to the nearest cent) to be equal to 115% of the greater of (i) the Market Value or (ii) the price at which we issue the additional shares of Pubco Class A Common Stock or equity-linked securities.

The Pubco Warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to us, for the number of Pubco Warrants being exercised. The Pubco Warrant holders do not have the rights or privileges of holders of Pubco Class A Common Stock and any voting rights until they exercise their Pubco Warrants and receive Pubco Class A Common Stock. After the issuance of Pubco Class A Common Stock upon exercise of the Pubco Warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.

Under the terms of the Warrant Assignment, Assumption and Amendment, we have agreed that as soon as practicable, but in no event later than 15 business days after the closing of the Business Combination, we will use our best efforts to file with the SEC a registration statement for the registration under the Securities Act of the Pubco Warrant shares and thereafter use its best efforts to cause the registration statement to become effective and to maintain the effectiveness of such registration statement until the expiration of the Pubco Warrants. However, we may not be able to do so and, if we do not maintain a current prospectus relating to the Pubco Warrant shares issuable upon exercise of the Pubco Warrants, holders will be unable to exercise their Pubco Warrants for cash and we will not be required to net cash settle or cash settle the Pubco Warrant exercise.

No fractional shares will be issued upon exercise of the Pubco Warrants. If, upon exercise of the Pubco Warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round down to the nearest whole number of shares to be issued to the Pubco Warrant holder. As a result, Pubco Warrant holders not purchasing an even number of Pubco Warrants must sell any odd number of Pubco Warrants in order to obtain full value from the fractional interest that will not be issued.

We have agreed that, subject to applicable law, any action, proceeding or claim against us arising out of or relating in any way to the Warrant Assignment, Assumption and Amendment will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and we irrevocably submit to such jurisdiction, which jurisdiction will be the exclusive forum for any such action, proceeding or claim. This provision applies to claims under the Securities Act but does not apply to claims under the Exchange Act or any claim for which the federal district courts of the United States of America are the sole and exclusive forum. However, there is uncertainty as to whether a court would enforce such provision, and investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Limitation of Liability and Indemnification of Officers and Directors

NRS Chapter 78 provides that directors and officers are not individually liable to corporations or their stockholders or creditors for damages for acts or the failure to act as directors or officers, unless the presumption of the business judgment rule has been rebutted and it is proven that the directors’ or officers’ act or failure to act constituted a breach of fiduciary duties and such breach involved intentional misconduct, fraud or a knowing violation of law. The Amended and Restated Pubco Charter includes an exculpation provision that eliminates or limits the liability of directors and officers of Pubco to the fullest extent permitted by the NRS.

The Amended and Restated Pubco Charter includes provisions that require Pubco to indemnify, to the fullest extent allowable under applicable law (including NRS 78.7502 and NRS 78.751), its directors and officers for certain liability and loss suffered and expenses incurred in connection with actions taken as Pubco’s director or officer, or for serving at Pubco’s request as a director or officer or another position at another corporation, entity or enterprise, as the case may be. Pubco must also advance reasonable expenses to Pubco directors, officers or employees, subject to Pubco’s receipt of an undertaking from the indemnified party as required under the Amended and Restated Pubco Charter. The NRS and the Amended and Restated Pubco Charter permit Pubco to purchase and maintain directors’ and officers’ liability insurance to protect Pubco and Pubco’s directors, officers, employees and agents for some liabilities.

The limitation of liability and indemnification provisions in the Amended and Restated Pubco Charter and the NRS may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against Pubco’s directors and officers, even though such an action, if successful, might otherwise benefit Pubco and Pubco stockholders. The limitation of liability and indemnification provisions under the Amended and Restated Pubco Charter does not alter the liability of directors under the federal securities laws.

Governance of Pubco

Board Composition

The Pubco Board shall initially consist of five directors. Unless otherwise specified in the articles of incorporation, the directors shall be divided into three classes—Class I, Class II and Class III—with each class comprising approximately one-third of the total number of directors. Directors are elected at the annual meeting of stockholders on a staggered three-class basis, except in cases of vacancies. Each director elected serves until a successor is duly elected and qualified. Directors may be removed from office only for cause and only by the affirmative vote of the holders of at least the minimum percentage of the voting power of all outstanding shares of stock of Pubco entitled to vote generally in the election of directors, voting together as a single class, then permitted under the NRS for such vote but no less than a simple majority. The NRS currently requires two-thirds of the voting power for removal of directors from office.

The Pubco Board will select the chair of the Pubco Board from the independent directors on the Pubco Board, who will not have any special voting rights or casting vote in the event of a tie.

Board Meetings and Quorum

A majority of members of the Pubco Board will constitute a quorum for the transaction of any business. If a quorum shall not be present at any meeting of the Pubco Board or any committee thereof, the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting of the time and place of the adjourned meeting, until a quorum shall be present. The Pubco Board will hold regular quarterly meetings which may be held either in person or by teleconference.

Board Decisions

Decisions of the Pubco Board may be adopted either by a simple majority of directors in attendance and voting at a duly convened meeting at which a quorum is present, or by unanimous (other than any director(s) abstaining in writing pursuant to and in accordance with NRS 78.315(2)) written consent without a meeting.

Ownership Restrictions

Contributor Group Maximum Ownership Restriction.

Pursuant to the Amended and Restated Pubco Charter, at any time that the Contributor Group Holders collectively own a number of shares of Pubco Stock that would cause such holders to be the beneficial owners (as defined in Rule 13d-3 or 13d-5 of the Exchange Act or any successor statute or regulation) of capital stock of Pubco such that the Contributor Group Ownership Percentage exceeds 9.9% (the “Ripple Group Maximum Ownership Restriction”), then Pubco may (i) redeem from one or more of the Contributor Group Holders a sufficient number of shares of Pubco Stock to eliminate such violation of the Ripple Group Maximum Ownership Restriction by paying in cash therefor a sum equal to the Redemption Price (as defined below), (ii) suspend those rights of stock ownership the exercise of which causes or could cause such violation of the Ripple Group Maximum Ownership Restriction and/or (iii) require the sale of as many shares of Pubco Stock held by such Contributor Group Holder(s) as is necessary to eliminate such violation of the Ripple Group Maximum Ownership Restriction, and if Pubco so requires, such Contributor Group Holders shall promptly sell, and take all actions to sell, such shares such that, following such sale, such violation of the Ripple Group Maximum Ownership Restriction has been eliminated. To the extent applicable, Pubco shall take action with respect to multiple holders of Pubco Stock so affected on a pro rata basis to such holders’ respective holdings of shares of Pubco Stock. For purposes of the Amended and Restated Pubco Charter:

•

the “Redemption Price” shall equal such price as is mutually determined by the applicable holder and Pubco or, if no mutually acceptable agreement can be reached, shall equal the Common Stock Fair Market Value (as defined below) or Preferred Stock Fair Market Value (as defined below) , if applicable;

•	“Common Stock Fair Market Value” means:

if the Common Stock is listed on a U.S. national or regional securities exchange (an “Exchange”) on such date, the closing sale price per share (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on such day as reported in composite transactions for the Exchange (the “Last Reported Common Stock Sale Price”) (or, if such date is not a Trading Day, the Trading Day immediately preceding such date); or

if the Common Stock is not publicly traded at the time of determination, then the fair value of the Common Stock as determined in good faith by a majority of the Disinterested Directors or a committee thereof;

•	“Preferred Stock Fair Market Value” means:

if the Preferred Stock is listed on an Exchange on such date, the closing sale price per share (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on such day as reported in composite transactions for the Exchange (the “Last Reported Preferred Stock Sale Price” and together with the Last Reported Common Stock Sale Price, the “Last Reported Sale Price”) (or, if such date is not a Trading Day, the Trading Day immediately preceding such date); or

if the Preferred Stock is not publicly traded at the time of determination, then the fair value of the Preferred Stock as determined in good faith by a majority of the Disinterested Directors or a committee thereof;

•	“Trading Day” means a day on which (A) trading in the Pubco Stock generally occurs on an Exchange, and (B) a Last Reported Sale Price for the Pubco Stock is available on such Exchange.

At least 15 but no more than 30 days (or such shorter period as determined by the Board of Directors) prior to any date on which Pubco Stock is to be redeemed to avoid a Ripple Group Maximum Ownership Restriction (a “Redemption Date”), written notice shall be sent by mail, first class postage prepaid, overnight mail, or electronic mail to each holder of record (at the close of business on the business day next preceding the day on which notice is given) of the shares of Pubco Stock to be redeemed, at the address last shown on the records of Pubco for such holder, notifying such holder of the redemption to be effected, specifying the number of shares to be redeemed from such holder, the Redemption Date, the Redemption Price, the place at which payment may be obtained and calling upon such holder to surrender to Pubco, in the manner and at the place designated, his, her or its certificate(s) (if any) representing the shares to be redeemed (the “Redemption Notice”). Except as provided in the Amended and Restated Pubco Charter, on or after the Redemption Date, each holder of shares of Pubco Stock to be redeemed shall surrender to Pubco the certificate(s) (if any) representing such shares, in the manner and at the place designated in the Redemption Notice, and thereupon the Redemption Price of such shares shall be payable to the order of the person whose name appears on such certificate(s) or in the stock ledger of Pubco as the owner thereof and all surrendered certificate(s) shall be canceled. In the event less than all the shares represented by any such certificate(s) are redeemed, a new certificate shall be issued representing the unredeemed shares.

From and after the Redemption Date, unless there shall have been a default in payment of the Redemption Price, all rights of the holders of shares of Pubco Stock designated for redemption in the Redemption Notice as holders of such shares of Pubco Stock (except the right to receive the Redemption Price without interest upon surrender of their certificate or certificates) shall cease with respect to such shares, and such shares shall not thereafter be transferred on the books of Pubco or be deemed to be outstanding for any purpose whatsoever.

Series C Maximum Ownership Restriction.

Notwithstanding anything in the Amended and Restated Pubco Charter to the contrary, at any time that an attempted Transfer or issuance by the Company of Pubco Stock, if applicable (collectively, an “Applicable Transfer”), would cause the Series C Attributed Ownership Percentage to exceed 19.9% (the “Series C Maximum Ownership Restriction” and, together with the Ripple Group Maximum Ownership Restriction, the “Maximum Ownership Restrictions”), immediately prior to the Applicable Transfer being given effect, a number of shares of Pubco Class A Common Stock and/or Pubco Class B Common Stock equal to the Mandatory Conversion Number with respect to such Applicable Transfer shall, respectively, be converted into Pubco Class C Common Stock or the Applicable Transfer shall be void and of no force or effect such that, following such transactions and at the time the Applicable Transfer is given effect, the Series C Attributed Ownership Percentage shall not exceed the Series C Maximum Ownership Restriction (the “Applicable Transaction”); provided that (1) the conversion of shares as a result of an Applicable Transaction shall be applied on a pro rata basis with respect to the Pubco Class A Common Stock and/or Pubco Class B Common Stock taken into account in clause (x) of the definition of Series C Attributed Ownership Percentage and (2) for the avoidance of doubt, an Applicable Transfer shall include any redemption of Pubco Class A Common Stock, Pubco Class B Common Stock or Voting Preferred Stock, if applicable, by Pubco that would cause the Series C Attributed Ownership Percentage to exceed the Series C Maximum Ownership Restriction. This is intended to ensure that the Series C Attributed

Ownership Percentage does not exceed the Series C Maximum Ownership Restriction, and shall be interpreted in accordance therewith.

Each outstanding stock certificate that, immediately prior to an Applicable Transfer, represented one or more shares of Pubco Class A Common Stock, Pubco Class B Common Stock or Voting Preferred Stock, as applicable, subject to an Applicable Transaction shall, upon such Applicable Transaction, be deemed to represent an equal number of shares of Pubco Class C Common Stock, without the need for surrender or exchange thereof, except to the extent that the Applicable Transfer of such shares of Pubco Class A Common Stock, Pubco Class B Common Stock or Voting Preferred Stock, as applicable, is otherwise void. Pubco shall, upon the request of any holder whose shares of Pubco Class A Common Stock or Pubco Class B Common Stock, as applicable, have been converted into shares of Pubco Class C Common Stock as a result of an Applicable Transaction and upon surrender by such holder to Pubco of the outstanding certificate(s) formerly representing such holder’s shares of Pubco Class A Common Stock or Pubco Class B Common Stock, as applicable (if any), issue and deliver to such holder certificate(s) representing the shares of Pubco Class C Common Stock into which such holder’s shares of Pubco Class A Common Stock or Pubco Class B Common Stock, as applicable, were converted as a result of such Applicable Transfer (if such shares are certificated) or, if such shares are uncertificated, register such shares in book-entry form. Each share of Pubco Class A Common Stock or Pubco Class B Common Stock, as applicable, that is converted shall thereupon be canceled by Pubco and restored to the status of authorized but unissued shares.

The issuance of shares of Pubco Class A Common Stock upon the conversion of any Pubco Class C Common Stock or the exchange of any Company Units pursuant to Article 10 of the Amended and Restated LLC Agreement of Pathfinder will be made without charge to the holders of such securities for any transfer taxes, stamp taxes or duties or other similar tax in respect of the issuance; provided that if any such shares of Pubco Class A Common Stock are to be issued in a name other than that of the then record holder of the securities being exchanged (or The Depository Trust Company or its nominee for the account of a participant of The Depository Trust Company that will hold the shares for the account of such holder), then such holder and/or the Person in whose name such shares are to be delivered shall pay to Pubco the amount of any tax that may be payable in respect of any transfer involved in the issuance or shall establish to the reasonable satisfaction of Pubco that the tax has been paid or is not payable.

Transferability, Redemption and Exchange

Under the Company A&R LLCA, the holders of Company Units will have the right, from and after the completion of this offering (subject to the terms of the Company A&R LLCA), to require the Company to redeem all or a portion of their Company Units for, at Pubco’s election, newly issued shares of Pubco Class A Common Stock on a one-for-one basis or a cash payment equal to the volume weighted average market price of one share of Pubco Class A Common Stock for each Company Unit redeemed (subject to customary adjustments, including for stock splits, stock dividends and reclassifications) in accordance with the terms of the Company A&R LLCA. Additionally, in the event of a redemption request by a holder of Company Units, Pubco may, at Pubco’s election, effect a direct exchange of cash or Class A common stock for Company Units in lieu of such a redemption. Shares of Pubco Class B Common Stock will be canceled on a one-for-one basis if Pubco, following a redemption request of a holder of Company Units, redeems or exchanges Company Units of such holder of Company Units pursuant to the terms of the Company A&R LLCA. See “Certain Relationships and Related Party Transactions—Pubco’s Relationships and Related Party Transactions—Company A&R LLCA.”

Except for transfers to us pursuant to the Company A&R LLCA or to certain permitted transferees, the Company Units and corresponding shares of Pubco Class B Common Stock may not be sold, transferred or otherwise disposed of.

Exclusive Forum

The Amended and Restated Pubco Bylaws provide that, to the fullest extent permitted by Nevada law and unless Pubco consents in writing to the selection of an alternative forum, the Eighth Judicial District Court of Clark County, Nevada will be the sole and exclusive forum for: (i) any action brought in the name or right of Pubco or on its behalf, (ii) any action asserting a claim for breach of a fiduciary duty owed by any current or former director, officer, stockholder, employee, agent or fiduciary of Pubco to Pubco or its stockholders, (iii) any “internal action” (as defined in NRS 78.046), including any action asserting a claim against Pubco arising under NRS Chapters 78 or 92A, the Amended and Restated Pubco Charter or the Amended and Restated Pubco Bylaws, and any voting trust agreement or related agreement or as to which the NRS confers jurisdiction on the district court of the State of Nevada, (iv) any action to interpret, apply, enforce or determine the validity of the Amended and Restated Pubco Charter or the Amended and Restated Pubco Bylaws, or (v) any action asserting a claim governed by the internal affairs doctrine; provided that such exclusive forum provisions will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. If the Eighth Judicial District Court of Clark County, Nevada lacks jurisdiction over any such action, the sole and exclusive forum will instead be another state district court located in Nevada, and if no state district court in Nevada has jurisdiction, then a federal court located within the State of Nevada will serve as the exclusive forum.

Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce a duty or liability created by the Securities Act or the rules and regulations thereunder. Accordingly, there is uncertainty as to whether a court would enforce the exclusive forum provision as written in connection with claims arising under the Securities Act, and Pubco’s stockholders will not be deemed to have waived (and cannot waive) Pubco’s compliance with the federal securities laws and the rules and regulations thereunder.

To the fullest extent permitted by applicable law, any person or entity purchasing or otherwise acquiring any interest in any security of Pubco will be deemed to have notice of and consented to the exclusive forum provision in the Amended and Restated Pubco Bylaws.

Limited Waiver of Jury Trial

The Amended and Restated Pubco Charter provides that, to the fullest extent not inconsistent with any applicable U.S. federal laws (including the Securities Act and the Exchange Act), any and all “internal actions” (as defined in NRS 78.046) must be tried in a court of competent jurisdiction before the presiding judge as the trier of fact and not before a jury. Pursuant to NRS 78.046 (as amended effective May 30, 2025, pursuant to Assembly Bill No. 239), this requirement will conclusively operate as a waiver of the right to trial by jury by each party to any such internal action, but not to the extent any such waiver would be inconsistent with or prohibited under the federal securities laws (including the Securities Act and the Exchange Act) and the rules and regulations thereunder. To the fullest extent permitted by applicable law, any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and consented to the foregoing jury trial waiver provision; provided that our stockholders will not be deemed to have waived (and cannot waive) compliance with the federal securities laws (including the Securities Act and the Exchange Act) and the rules and regulations thereunder.

Transfer Agent and Registrar

The transfer agent and registrar for Pubco Stock will be Continental Stock Transfer & Trust Company.

Listing

Following the completion of the Mergers, the shares of Pubco Class A Common Stock will be listed and traded on the Nasdaq under the symbol “XRPN.”

COMPARISON OF SHAREHOLDERS’ RIGHTS

If the SPAC Domestication and SPAC Merger are completed, SPAC Delaware stockholders will receive shares of Pubco Class A Common Stock in the SPAC Merger and they will become Pubco stockholders. SPAC is incorporated under the laws of the Cayman Islands and will be domesticated under the laws of the State of Delaware at least one Business Day prior to the Closing Date, and Pubco is organized under the laws of the State of Nevada. Below is a summary of the material differences between (1) the current rights of SPAC shareholders under Cayman Islands law and the SPAC Charter, (2) the rights of SPAC Delaware stockholders under the DGCL and its Proposed Certificate of Incorporation following the SPAC Domestication and prior to Closing and (3) the rights of holders of Pubco Stock, post-Closing, under Nevada law (including the NRS) and Pubco’s Proposed Organizational Documents, as in effect immediately following the Transactions.

SPAC and Pubco believe that this summary describes the material differences between the rights of SPAC shareholders as of the date of this proxy statement/prospectus, the rights of SPAC Delaware stockholders following the SPAC Domestication and prior to Closing and the rights of holders of Pubco Stock after the Transactions; however, it does not purport to be a complete description of those differences. The summary is qualified in its entirety by reference to Pubco’s, SPAC’s and SPAC Delaware’s governing documents, which we urge you to read carefully and in their entirety. Attached as Annex C to this proxy statement/prospectus is a copy of the form of the Amended and Restated Pubco Charter, and attached as Annex D to this proxy statement/prospectus is a copy of the form of Amended and Restated Pubco Bylaws. Attached as Annex H to this proxy statement/prospectus is a copy of the Proposed Certificate of Incorporation, and attached as Annex T to this proxy statement/prospectus is a copy of the SPAC Charter. To find out where copies of these documents can be obtained, see the section entitled “Where You Can Find More Information” in this proxy statement/prospectus.

Comparison of Shareholder Rights Under Applicable Corporate Law

	Cayman Islands	Delaware	Nevada
Shareholder Votes for Routine Matters	Under Cayman Islands law and the SPAC Charter, routine corporate matters may be approved by an ordinary resolution (being a resolution passed by a simple majority of such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of the company (and, where a poll is taken, regard shall be had in computing a majority to the number of votes to which each shareholder is entitled) or by unanimous written resolution).	Unless otherwise provided in the certificate of incorporation or bylaws, approval of routine corporate matters other than director elections that are put to a stockholder vote requires the affirmative vote of the majority of shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter. Unless otherwise provided in the certificate of incorporation or bylaws, director elections require a plurality vote.	Generally, under the NRS, unless the articles of incorporation or bylaws provide for different proportions, approval of routine corporate matters other than director elections that are put to a stockholder vote requires that the votes cast in favor exceed the votes cast against the matter at a stockholders’ meeting at which a quorum is present. Directors are elected by a plurality of the votes cast at the election. The Amended and Restated Pubco Bylaws are consistent with these NRS provisions.

	Cayman Islands	Delaware	Nevada

Appraisal Rights and Dissenters’ Rights	Under certain circumstances, shareholders may dissent from a merger of a Cayman Islands company by following the procedure set out in the Cayman Companies Act. Shareholders that dissent from a merger are entitled to be paid the fair value of their shares, which, if necessary, may ultimately be determined by the courts of the Cayman Islands. These rights of are not available in certain circumstances, for example, to dissenters holding shares of any class in respect of which an open market exists on a recognized stock exchange or recognized interdealer quotation system at the relevant date or where the consideration for such shares to be contributed are shares of any company listed on a national securities exchange or shares of the surviving or consolidated company.	A stockholder of a publicly traded corporation generally has appraisal rights in connection with a merger unless the merger consideration is all stock in another publicly traded corporation or another exception applies.

Under the NRS, a stockholder is entitled to dissent from, and obtain payment for, the fair value of the stockholder’s shares in the event of certain corporate transactions, including but not limited to the consummation of a plan of merger, if approval by the stockholders is required for the merger, the consummation of a plan of conversion or exchange, or any corporate action to which the stockholder would be obligated to accept money or scrip rather than receive a fraction of a share in exchange for the cancellation of all the stockholder’s outstanding shares, except where the stockholder would not be entitled to receive such payment pursuant to NRS 78.205, 78.2055 or 78.207.

Holders of covered securities (generally those that are listed on a national securities exchange) or shares traded in an organized market and held by at least 2,000 stockholders of record with a market value of at least $20,000,000 are generally not entitled to dissenter’s rights. However, this exception is not available if (i) the articles of incorporation

	Cayman Islands	Delaware	Nevada
provide that such exception is not available, (ii) the resolution of the board of directors approving the plan of merger, conversion or exchange expressly provides otherwise or (iii) the holders of the class or series of stock are required to accept for the shares anything except cash, shares of stock or other securities as described in NRS 92A.390(3) or any combination thereof.

Inspection of Books and Records	Shareholders generally do not have any rights to inspect or obtain copies of the register of shareholders or other corporate records of a company. The directors may from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of SPAC or any of them will be open to the inspection of shareholders not being directors, and no shareholder (not being a director) will have any right of inspecting any account or book or document of SPAC except as conferred by law or authorized by the directors or by ordinary resolution of SPAC.	Any stockholder, upon written demand stating the purpose thereof, may inspect the corporation’s stock ledger and other books and records for a proper purpose during the usual hours for business.	Under the NRS, any person who has been a stockholder of record for at least the immediately preceding six months or any person holding, or authorized in writing by the holders of, at least 5% of the outstanding shares, upon at least five days’ written demand, has the right to inspect the articles of incorporation, the bylaws and a stock ledger revised annually. Nevada corporations are not required to keep a list of beneficial owners. The corporation may require a stockholder to furnish an affidavit that an inspection is not for any purpose other than the business of the corporation. In addition, the NRS grants certain stockholders the right to inspect, make copies of and audit the books of

	Cayman Islands	Delaware	Nevada
account and financial statements of a corporation for any purpose related to the requesting stockholders’ interest in the corporation as a stockholder. The right to inspect the books of account and financial statements of a corporation, to make copies of records and to conduct an audit of such records is granted only to a stockholder of record who owns at least 15% of the issued and outstanding shares, or who has been authorized in writing by the holders of at least 15% of such shares. However, this right does not apply with respect to any corporation that furnishes to its stockholders a detailed annual financial statement or that has filed during the preceding 12 months all reports required to be filed pursuant to Section 13 or Section 15(d) of the Exchange Act.

Derivative Actions	Derivative actions have been brought in the Cayman Islands courts, and the Cayman Islands courts have confirmed the availability for such actions. In most cases, the company will be the proper plaintiff in any claim based on a breach of duty owed to it, and a claim against (for	A stockholder may bring a derivative suit by or in the right of the corporation subject to statutory pleading requirements.	NRS 41.520 grants stockholders a derivative cause of action where the corporation refuses to enforce rights which may properly be asserted by it, where the plaintiff was a stockholder at the time of the transaction of which the plaintiff

Cayman Islands	Delaware	Nevada

example) SPAC management usually may not be brought by a shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority and be applied by a court in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

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a company is acting, or proposing to act, illegally or beyond the scope of its authority;

•

the act complained of, although not beyond the scope of the authority, could be effected if duly authorized by more than the number of votes which have actually been obtained; or

•

those who control the company are perpetrating a “fraud on the minority”.

A shareholder may have a direct right of action against SPAC where the individual rights of that shareholder have been infringed or are about to be infringed.

complains or that the plaintiff’s share thereafter devolved on the plaintiff by operation of law. The complaint must also set forth with particularity the efforts of the plaintiff to secure from the board of directors and, if necessary, from the stockholders such action as the plaintiff desires, and the reasons for the plaintiff’s failure to obtain such action or the reasons for not making such effort. In any such action, at any time within 30 days after service of summons upon the corporation or any defendant who is an officer or director of the corporation or held such office at the time of the acts complained of, the corporation or such defendant may move the court for an order, upon notice and hearing, requiring the plaintiff to furnish security as hereinafter provided. Such motion must be based upon one or more of the following grounds: (a) that there is no reasonable possibility that the prosecution of the cause of action alleged in the complaint against the moving party will benefit the corporation or its security holders or (b) that the moving party, if other than the corporation, did not

	Cayman Islands	Delaware	Nevada
participate in the transaction complained of in any capacity.

Fiduciary Duties of Directors and Officers

Under Cayman Islands law, directors and officers owe the following fiduciary duties:

•

duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole;

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duty to not improperly fetter the exercise of future discretion;

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duty to exercise authority for the purpose for which it is conferred;

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duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests; and

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duty to exercise independent judgment.

In addition to fiduciary duties, directors owe a duty of care, diligence and skill. Such duties are owed to the company but may be owed to creditors

		Directors owe fiduciary duties of care and loyalty to the company and its stockholders.	Fiduciary duties of directors and officers are codified in the NRS. The NRS requires that directors and officers of Nevada corporations exercise their powers in good faith, on an informed basis and with a view to the interests of the corporation. The NRS also provides as a matter of law that directors and officers are presumed to act in good faith, on an informed basis and with a view to the interests of the corporation in making business decisions. In performing such duties, directors and officers may exercise their business judgment through reliance on information, opinions, reports, financial statements and other financial data prepared or presented by corporate directors, officers or employees who are reasonably believed to be reliable and competent. Reliance may also be extended to legal counsel, public accountants, advisers, bankers or other persons reasonably believed to be competent, and to the work of a committee (on which the particular director or officer does

	Cayman Islands	Delaware	Nevada
	or shareholders in certain limited circumstances.		not serve) if the committee was established and empowered by the corporation’s board of directors, and if the committee’s work was within its designated authority and was about matters on which the committee was reasonably believed to merit confidence. However, directors and officers may not rely on such information, opinions, reports, books of account or similar statements if they have knowledge concerning the matter in question that would make such reliance unwarranted.

Indemnification of Directors and Officers	A Cayman Islands company generally may indemnify its directors or officers, except to the extent any such indemnification may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against willful default, willful neglect, actual fraud or the consequences of committing a crime. The SPAC Charter provides that SPAC’s officers and directors will be indemnified by SPAC to the fullest extent permitted by law, as it now exists or may in the future be amended, including for any liability incurred in their capacities as such, except through their own actual	A corporation is generally permitted to indemnify its directors and officers acting in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation.	Nevada law provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other

	Cayman Islands	Delaware	Nevada
	fraud, willful default or willful neglect.		enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with the action, suit or proceeding if the person: (a) is not liable pursuant to NRS 78.138; or (b) acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the conduct was unlawful.

Limited Liability of Directors	Liability of directors may be limited, except to the extent any such limitation may be held by the Cayman Islands courts to be contrary to public policy, such as with regard to their own willful default, willful neglect, or actual fraud. Under the SPAC Charter, every director and officer of SPAC, together with every former director and former officer (each a “D&O Indemnified Person”) shall to the fullest extent permitted by applicable law be indemnified out of the assets of SPAC against any liability, action, proceeding, claim, demand, costs, damages or expenses, including	Permits limiting or eliminating the monetary liability of a director to a corporation or its stockholders, except with regard to breaches of duty of loyalty, intentional misconduct, unlawful repurchases or dividends or improper personal benefit.	Under the NRS, unless the articles of incorporation provide for greater individual liability, a director or officer is not individually liable to the corporation, its stockholders or its creditors for any damages as a result of any act or failure to act in his or her capacity as a director or officer unless the presumption of the business judgment rule (which is codified in NRS 78.138) is rebutted and it is proven that: (1) the director’s or officer’s act or failure to act constituted a breach of his or her fiduciary duties as a director or

	Cayman Islands	Delaware	Nevada
	legal expenses, whatsoever which they or any of them may incur as a result of any act or failure to act in carrying out their functions other than such liability (if any) that they may incur by reason of their own actual fraud, willful neglect or willful default. No D&O Indemnified Person shall be liable to SPAC for any loss or damage incurred by SPAC as a result (whether direct or indirect) of the carrying out of their functions unless that liability arises through the actual fraud, willful neglect or willful default of such D&O Indemnified Person. No person shall be found to have committed actual fraud, willful neglect or willful default under the SPAC Charter unless or until a court of competent jurisdiction shall have made a finding to that effect.		officer; and (2) the breach of those duties involved intentional misconduct, fraud or a knowing violation of law. The NRS does not distinguish as to, or exclude, breaches of the duty of loyalty or instances where the director has received an improper personal benefit.

Combinations With Interested Shareholders	Not applicable.	A corporation generally cannot engage in a business combination with an interested stockholder (i.e., a stockholder owning 15% or more of the corporation’s voting stock) for three years after the stockholder becomes interested; except, (i) where the board approves the business combination before the stockholder becomes interested, (ii) when the interested stockholder owns at least	The Nevada combinations with interested stockholder statutes impose a two-year moratorium that extends to prohibit a business combination with an interested stockholder for up to four years, unless certain conditions are met. An interested stockholder is defined as a beneficial owner of 10% or more of the voting power. The two-year moratorium can be lifted only by

Cayman Islands	Delaware	Nevada
	85% of the voting stock immediately after becoming interested and (iii) where board and at least two-thirds of the voting stock not owned by the interested stockholder approve the business combination.	(i) advance approval of the combination, or the transaction by which such person first becomes an interested stockholder, by the corporation’s board of directors, (ii) approval of the combination by the board of directors and 60% of the corporation’s voting power not beneficially owned by the interested stockholder, its affiliates and associates, or (iii) the combination meeting specified fair value requirements. After the two-year period, a combination remains prohibited unless (i) the combination or the transaction by which the person first became an interested stockholder is approved in advance by the board of directors as described above, (ii) the combination is approved by a majority of the outstanding voting power not beneficially owned by the interested stockholder and its affiliates and associates or (iii) the combination meets specified fair value requirements. Note that these statutes do not apply to any combination of a corporation and an interested stockholder after the expiration of four years after the person first became an interested stockholder.

	Cayman Islands	Delaware	Nevada

The combinations statutes apply only to Nevada corporations with 200 or more stockholders of record.

Companies are entitled to opt out of the combination statutes in the original articles of incorporation, or an amendment to the articles of incorporation approved by a majority of the outstanding voting power not then beneficially owned by interested stockholders or their affiliates and associates, but the amendment would not be effective until 18 months after the vote of the stockholders to approve the amendment, and would not apply to any combination with a person who first became an interested stockholder on or before the effective date of the amendment.

Acquisitions of Controlling Interests	Not applicable.	Not applicable.	Pursuant to Nevada’s acquisition of controlling interest statutes, any person who acquires a controlling interest in a corporation may not exercise voting rights on any control shares unless such voting rights are conferred by a majority vote of the disinterested stockholders of the issuing corporation at a special meeting of stockholders. A “controlling interest”

Cayman Islands	Delaware	Nevada
means the ownership of outstanding voting shares of an issuing corporation sufficient to enable the acquiring person, individually or in association with others, directly or indirectly, to exercise (i) one-fifth or more but less than one-third, (ii) one third or more but less than a majority or (iii) a majority or more of the voting power of the issuing corporation in the election of directors, and once an acquirer crosses one of these thresholds, shares which it acquired in the transaction taking it over the threshold and within the 90 days immediately preceding the date when the acquiring person acquired or offered to acquire a controlling interest become “control shares” to which the voting restrictions apply. In the event that the control shares are accorded full voting rights and the acquiring person acquires control shares with a majority or more of all the voting power, any stockholder, other than the acquiring person, who does not vote in favor of authorizing voting rights for the control shares is entitled to exercise dissenter’s rights.

Cayman Islands	Delaware	Nevada

The controlling interest statutes do not apply to any acquisition of a controlling interest if the articles of incorporation or bylaws of the corporation in effect on the 10th day following the acquisition of a controlling interest by the acquiring person provide that the provisions do not apply to the corporation or to an acquisition of a controlling interest specifically by types of existing or future stockholders, whether or not identified. In addition, the controlling interest statutes apply as of a particular date only to a corporation that has 200 or more stockholders of record, at least 100 of whom have addresses in Nevada appearing on the corporation’s stock ledger at all times during the 90 days immediately preceding that date, and which does business directly or indirectly or through an affiliated corporation in Nevada.

Nevada corporations are entitled to opt out of the above controlling interest provisions of the NRS. In the Amended and Restated Pubco Bylaws, the Company opt outs of these provisions.

Comparison of Shareholder Rights Under the Applicable Organizational Documents

	Pubco (Post-Closing)	SPAC
Incorporation	Pubco is incorporated under the laws of the State of Nevada.	SPAC is incorporated under the laws of the Cayman Islands. SPAC will be domesticated under the laws of the State of Delaware prior to Closing.

Authorized Shares	The Amended and Restated Pubco Charter provides that the total number of authorized shares of all classes of capital stock is , consisting of shares of Pubco Class A Common Stock, shares of Pubco Class B Common Stock, shares of Pubco Class C Common Stock and shares of preferred stock, par value $0.001 per share (“Pubco Preferred Stock”).	The SPAC Charter provides an authorized share capital of the company of $22,100 divided into 200,000,000 SPAC Class A Shares of a par value of $0.0001 each, 20,000,000 SPAC Class B Shares of a par value of $0.0001 each and 1,000,000 preference shares of a par value of $0.0001 each.

Voting	(i) Each holder of Pubco Class A Common Stock will be entitled to one vote for each share of Pubco Class A Common Stock held of record by such holder on all matters on which stockholders generally are entitled to vote, (ii) each holder of Pubco Class B Common Stock will be entitled to one vote for each share of Pubco Class B Common Stock held of record by such holder on all matters on which stockholders generally are entitled to vote and (iii) each holder of Pubco Class C Common Stock will not be entitled to vote on and will not have any voting power with respect to any share of Pubco Class C Common Stock held of record by such holder on any matter on which stockholders of Pubco generally are entitled to vote, except as otherwise required by the NRS, or with respect to amendments to the Amended and Restated Pubco Charter that would adversely affect the Pubco Class C Common Stock in a disproportionately adverse manner when compared to Pubco Class A or Class B Common Stock, or that would modify the maximum	The SPAC Charter provides that the rights attaching to the SPAC Class A Shares and SPAC Class B Shares shall rank pari passu in all respects, and the SPAC Class A Shares and SPAC Class B Shares shall vote together as a single class on all matters (subject to the Variation of Rights of Shares Article, the Appointment and Removal of Directors Article and the Transfer By Way of Continuation Article thereof) with the exception that the holder of a SPAC Class B Share shall have the conversion rights referred to in the SPAC Charter. Subject to any rights or restrictions attached to any shares, including as set out at Articles 30.1 and 48 of the SPAC Charter, every holder present at a general meeting in any such manner shall have one vote for every share of which they are the holder.

	Pubco (Post-Closing)	SPAC
ownership restriction applicable to Pubco Class C Common Stock. With certain limited exceptions, the holders of Pubco Class A Common Stock and Pubco Class B Common Stock will vote together as a single class on all matters submitted to a vote or for the consent of the stockholders of Pubco (or, if any holders of Preferred Stock are entitled to vote together with the holders of Pubco Common Stock, as a single class with such holders of Preferred Stock).

Issuances of Preferred Stock Without Stockholder Consent	The Amended and Restated Pubco Charter provides that the Pubco Board is empowered to authorize by resolution(s) from time to time the issuance of one or more series of Pubco Preferred Stock and, by filing a certificate of designation pursuant to NRS 78.1955, to establish from time to time the number of shares to be included in each such series, and to fix the designations, powers, preferences and relative, participating, optional or other rights, if any, and the qualifications, limitations or restrictions thereof, if any, with respect to each such series of Pubco Preferred Stock and the number of shares constituting each such series, and to increase or decrease the number of shares of any such series to the extent permitted by the NRS and the Amended and Restated Pubco Charter.	The SPAC Charter provides the issuance of 1,000,000 preference shares with such designations, rights and preferences as may be determined from time to time by the SPAC Board. Accordingly, the SPAC Board is empowered under the SPAC Charter, without shareholder approval, to issue preference shares with dividend, liquidation, redemption, voting or other rights which could adversely affect the voting power or other rights of the holders of SPAC Common Shares.

Shareholder/Stockholder Written Consent in Lieu of a Meeting	The Amended and Restated Pubco Charter provides that action required or permitted to be taken at any annual or special meeting of stockholders may only be taken upon a vote of stockholders at an annual or special meeting of stockholders duly noticed and called in accordance with the corporation’s bylaws and the NRS and may not be taken by written consent of stockholders without a meeting.	The SPAC Charter provides that shareholder resolutions may be passed by a vote in person, or where proxies are allowed by proxy at a general meeting, or by unanimous written resolution.

	Pubco (Post-Closing)	SPAC
Classified Board	The Amended and Restated Pubco Charter provides that except as otherwise provided in the terms of any series of Pubco Preferred Stock entitled to separately elect directors, the directors shall be divided into three classes, designated Class I, Class II and Class III with each director serving for a three-year term. The Amended and Restated Pubco Charter also provides that the Board, by resolution, shall determine the number of directors on the Board.	The SPAC Charter provides that SPAC’s board of directors will be divided into three classes with only one class of directors being appointed in each year and each class (except for those directors appointed prior to SPAC’s first annual general meeting) serving a three-year term. The SPAC Charter also provides that there shall be a board of directors consisting of not less than one person provided however that subject to the requirement to have at least one director, the directors may from time to time fix the maximum and minimum number of directors to be appointed by resolution of the board of directors.

Corporate Name	Pubco’s corporate name is Evernorth Holdings Inc.	The name of the company is Armada Acquisition Corp. II.

Perpetual Existence	The NRS provides that any Nevada corporation, unless otherwise provided in its articles of incorporation, has perpetual existence. The Amended and Restated Pubco Charter does not provide otherwise.	The SPAC Charter provides that, unless such time frame is extended by a special resolution of shareholders or the SPAC Board determines to wind up the SPAC earlier (in each case in accordance with the SPAC Charter), if SPAC does not consummate a business combination within 18 months from the consummation of the IPO, SPAC shall cease all operations except for the purpose of winding up and shall redeem the shares issued in the IPO and liquidate the Trust Account.

Takeovers by Interested Stockholders

Pubco has elected in the Amended and Restated Pubco Charter not to be governed by Nevada’s Combinations with Interested Stockholders statutes (NRS 78.411 through 78.444, inclusive).

Pubco has also elected in the Amended and Restated Pubco Bylaws that Nevada’s Acquisitions of Controlling Interest statutes (NRS 78.348 through 78.3793, inclusive)

The SPAC Charter does not provide for any anti-takeover provisions however the SPAC Charter does (i) provide for a the issuance of up to 1,000,000 preference shares with such designations, rights and preferences as may be determined from time to time by the SPAC Board and (ii) provide that, unless such time frame is extended by a

	Pubco (Post-Closing)	SPAC
	shall not apply to Pubco or to any acquisition of its shares.	special resolution of shareholders or the SPAC Board determines to wind up the SPAC earlier (in each case in accordance with the SPAC Charter) if SPAC does not consummate a business combination within 18 months from the consummation of the IPO, SPAC shall cease all operations except for the purpose of winding up and shall redeem the shares issued in the IPO and liquidate the Trust Account.

Provisions Related to Status as Blank Check Company	Not applicable.	The SPAC Charter sets forth that the business combination must not be solely effectuated with another blank check company or similar company with nominal operations.

Fiscal Year End	Pubco’s fiscal year ends on December 31.	SPAC’s fiscal year ends on September 30.

TICKER SYMBOL, MARKET PRICE AND DIVIDENDS

Ticker Symbol and Market Price

SPAC Class A Shares are currently listed on The Nasdaq Global Market under the symbol “XRPN.” The closing price of the SPAC Class A Shares on October 17, 2025, the last trading day before the announcement of the execution of the Business Combination Agreement, was $10.48. As of     , 2026, there were     holders of record of SPAC Class A Shares and one holder of record of SPAC Class B Shares. As of     , 2026, the Record Date for the Extraordinary General Meeting, the closing price for SPAC Class A Shares was $     . Holders of SPAC Common Shares should obtain current market quotations for the securities. The market price of SPAC Class A Shares could vary at any time prior to the Closing. Market price information regarding SPAC Class B Shares is not provided here because there is no established public trading market for SPAC Class B Shares.

There is currently no public market for the equity securities of the Company or Pubco. We are applying to list shares of Pubco Class A Common Stock on The Nasdaq Capital Market upon the Closing under the ticker symbol currently used by SPAC of “XRPN.”

Dividends

SPAC, Pubco and the Company have not paid any cash dividends on their equity securities to date and do not intend to pay cash dividends prior to the completion of the Transactions. The payment of cash dividends by Pubco in the future will be dependent upon the revenues and earnings, if any, capital requirements and general financial condition subsequent to the completion of the Transactions. Following the completion of the Transactions, the Pubco Board will consider whether or not to institute a dividend policy. It is presently intended that Pubco will retain its earnings for use in business operations and, accordingly, it is not anticipated that the Pubco Board will declare dividends in the foreseeable future. Further, if Pubco incurs further indebtedness, its ability to declare dividends may be limited by restrictive covenants Pubco may agree to in connection therewith.

OTHER SHAREHOLDER COMMUNICATIONS

SPAC shareholders and interested parties may communicate with the SPAC Board, any committee chairperson or the non-management directors as a group by writing to the SPAC Board or committee chairperson in care of Armada Acquisition Corp. II at 382 NE 191st St., Suite 602, Miami, FL 33179-3899. Following the Transactions, such communications should be sent in care of Pubco at 600 Battery St. San Francisco, California 94111, and its telephone number is (415) 322-3046. Each communication will be forwarded, depending on the subject matter, to the SPAC Board, the appropriate committee chairperson or all non-management directors.

LEGAL MATTERS

The validity of the shares of Pubco Stock to be issued in connection with the Transactions will be passed upon, as to matters of Nevada law, by Brownstein Hyatt Farber Schreck, LLP. The U.S. federal income tax consequences of the Transactions will be passed upon by Wilson Sonsini Goodrich & Rosati, P.C.

EXPERTS

The financial statements of SPAC as of September 30, 2025, and for the period from October 3, 2024 (date of inception) through September 30, appearing in this proxy statement/prospectus have been audited by CBIZ CPAs P.C., an independent registered public accounting firm, as set forth in their report thereon, appearing elsewhere in this proxy statement/prospectus, and are included in reliance on such report given on the authority of such firm as experts in accounting and auditing.

The financial statements of Evernorth Holdings Inc. as of September 30, 2025, and for the period from August 29, 2025 (date of inception) through September 30, 2025, included in this Proxy Statement/Prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report. Such financial statements are included in reliance upon the report of such firm given their authority as experts in accounting and auditing.

The financial statements of Pathfinder Digital Assets LLC as of September 30, 2025, and for the period from July 18, 2025 (date of inception) through September 30, 2025, included in this Proxy Statement/Prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report. Such financial statements are included in reliance upon the report of such firm given their authority as experts in accounting and auditing.

HOUSEHOLDING INFORMATION

Unless SPAC has received contrary instructions, SPAC may send a single copy of this proxy statement/prospectus to any household at which two or more shareholders reside if SPAC believes the shareholders are members of the same family. This process, known as “householding,” reduces the volume of duplicate information received at any one household and helps to reduce SPAC’s expenses. However, if shareholders prefer to receive multiple sets of SPAC’s disclosure documents at the same address this year or in future years, the shareholders should follow the instructions described below. Similarly, if an address is shared with another shareholder and together both of the shareholders would like to receive only a single set of SPAC’s disclosure documents, the shareholders should follow these instructions:

•	if the shares are registered in the name of the shareholder, the shareholder should contact SPAC at the following address:

Armada Acquisition Corp. II

382 NE 191st St., Suite 602

Miami, FL 33179-3899

Email: finance@arringtoncapital.com

•	if a broker, bank or nominee holds the shares, the shareholder should contact the broker, bank or nominee directly.

SOLICITATION OF PROXIES

SPAC will bear the expenses incurred in connection with the printing and mailing of this proxy statement/prospectus. To assist in the solicitation of proxies, SPAC has retained Georgeson as its proxy solicitor, for a fee of $20,000 plus reimbursement of out-of-pocket expenses for their services. SPAC and its proxy solicitor may also request banks, brokers, trustees and other intermediaries holding SPAC Common Shares beneficially owned by others to send this proxy statement/prospectus to, and obtain proxies from, the beneficial owners and may reimburse such record holders for their reasonable out-of-pocket expenses in so doing. Solicitation of proxies by mail may be supplemented by telephone and other electronic means, advertisements and personal solicitation by the directors, officers or employees of SPAC. No additional compensation will be paid to SPAC’s directors, officers or employees for solicitation.

SHAREHOLDER PROPOSALS

The SPAC Board is aware of no matters other than the Business Combination Proposal, the Merger Proposal, the Domestication Proposal, the Advisory SPAC Delaware Documents Proposal, the Advisory Organizational Documents Proposals, and the Adjournment Proposal that may be brought before the Extraordinary General Meeting. However, if any other matter should properly come before the Extraordinary General Meeting, the persons named in the enclosed proxies will vote such proxies in accordance with their judgment on any such matters. Under Cayman Islands law, only the business that is specified in the notice of meeting to shareholders for the Extraordinary General Meeting may be transacted at the Extraordinary General Meeting.

If the Transactions are consummated, you will be entitled to attend and participate in Pubco’s annual meetings of stockholders. If Pubco holds an annual meeting of stockholders, it will provide notice of or otherwise publicly disclose the date on which the annual meeting will be held.

WHERE YOU CAN FIND MORE INFORMATION

SPAC files reports, proxy statements/prospectuses and other information with the SEC as required by the Exchange Act. You may read SPAC’s SEC filings, including this proxy statement/prospectus and any other reports, proxy statements/prospectuses and other information filed by SPAC with the SEC, on the SEC website at https://www.sec.gov.

This proxy statement/prospectus is available without charge to SPAC shareholders upon written or oral request. If you would like additional copies of this proxy statement/prospectus or need to obtain proxy cards, or if you have questions about the Transactions or the proposals to be presented at the Extraordinary General Meeting, you should contact SPAC or Georgeson, its proxy solicitor, at the information below.

Armada Acquisition Corp. II

382 NE 191st St., Suite 602

Miami, FL 33179-3899

Email: finance@arringtoncapital.com

or:

Georgeson LLC

51 West 52nd Street, 6th Floor

New York, NY 10019

Toll Free: +1 (866) 486-7058

Non-Toll Free: +1 (520) 534-0852

Email: Armada@Georgeson.com

If you are a shareholder of SPAC and would like to request documents, please do so no later than five business days before the Extraordinary General Meeting in order to receive them before the Extraordinary General Meeting.

Information and statements contained in this proxy statement/prospectus or any Annex to this proxy statement/prospectus are qualified in all respects by reference to the copy of the relevant contract or other Annex filed as an exhibit to this proxy statement/prospectus.

All information contained in this proxy statement/prospectus relating to SPAC has been supplied by SPAC, all information relating to Pubco has been supplied by Pubco. Information provided by one entity does not constitute any representation, estimate or projection of the other entity.

Neither of SPAC nor Pubco have authorized anyone to give any information or make any representation about the Transactions or their companies that is different from, or in addition to, that included in this proxy statement/prospectus or in any of the materials that have been incorporated in this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. The information included in this proxy statement/prospectus speaks only as of the date of this proxy statement/prospectus unless the information specifically indicates that another date applies.

TRANSFER AGENT AND REGISTRAR

The transfer agent for SPAC’s securities is Continental Stock Transfer & Trust Company. The transfer agent for Pubco’s securities will be Continental Stock Transfer & Trust Company.

INDEX TO FINANCIAL STATEMENTS

ARMADA ACQUISITION CORP. II

EVERNORTH HOLDINGS INC.

PATHFINDER DIGITAL ASSETS LLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Armada Acquisition Corp. II

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Armada Acquisition Corp. II (the “Company”) as of September 30, 2025, the related statements of operations, changes in shareholders’ deficit, and cash flows for the period from October 3, 2024 (inception) through September 30, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2025, and the results of its operations and its cash flows for the period from October 3, 2024 (inception) through September 30, 2025, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph – Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 1 to the financial statements, the Company is a Special Purpose Acquisition Corporation that was formed for the purpose of completing a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or other similar business combination with one or more businesses on or before November 22, 2026. The Company entered into a definitive merger/business combination agreement with a business combination target on October 19, 2025; however, the completion of this transaction is subject to the approval of the Company’s shareholders among other conditions. There is no assurance that the Company will obtain the necessary approvals, satisfy the required closing conditions, raise the additional capital it needs to fund its operations, and complete the transaction prior to November 22, 2026, if at all. The Company also has no approved plan in place to extend the business combination deadline and fund operations for any period of time after November 22, 2026, in the event that it is unable to complete a business combination by that date. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plan in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ CBIZ CPAs P.C.

CBIZ CPAs P.C.

We have served as the Company’s auditor since 2024.

Morristown, NJ

December 4, 2025

ARMADA ACQUISITION CORP. II

BALANCE SHEET

SEPTEMBER 30, 2025

ASSETS
Current assets
Cash	$361,105
Prepaid expenses	50,067
Prepaid insurance	137,360

Total current assets	548,532
Prepaid insurance – long-term	22,893
Cash and marketable securities held in Trust Account	234,628,166

TOTAL ASSETS	$235,199,591

LIABILITIES, CLASS A ORDINARY SHARES SUBJECT TO POSSIBLE REDEMPTION AND SHAREHOLDERS’ DEFICIT
Current Liabilities
Accrued offering costs	$75,000
Accrued expenses	1,403,430

Total current liabilities	1,478,430
Deferred professional fees	37,564
Deferred underwriting fee payable	9,200,000

TOTAL LIABILITIES	10,715,994

Commitments and Contingencies
Class A ordinary shares subject to possible redemption, 23,000,000 shares at a redemption value of $10.20 per share	234,628,166
Shareholders’ Deficit
Preference shares, $0.0001 par value; 1,000,000 shares authorized; no shares issued or outstanding	—
Class A ordinary shares, $0.0001 par value; 200,000,000 shares authorized; 710,000 shares issued and outstanding	71
Class B ordinary shares, $0.0001 par value; 20,000,000 shares authorized; 7,880,000 shares issued and outstanding	788
Additional paid-in capital	—
Accumulated deficit	(10,145,428)

Total Shareholders’ Deficit	(10,144,569)

TOTAL LIABILITIES, CLASS A ORDINARY SHARES SUBJECT TO POSSIBLE REDEMPTION AND SHAREHOLDERS’ DEFICIT	$235,199,591

The accompanying notes are an integral part of the financial statements.

ARMADA ACQUISITION CORP. II

STATEMENT OF OPERATIONS

FOR THE PERIOD FROM OCTOBER 3, 2024 (INCEPTION) THROUGH SEPTEMBER 30, 2025

General and administrative costs	$1,706,183

Loss from operations	(1,706,183)

Other income:
Interest earned on cash and marketable securities held in Trust Account	3,478,166

Other income, net	3,478,166

Net income	$1,771,983

Basic weighted average shares outstanding, Class A ordinary shares subject to redemption	8,323,204

Basic net income per ordinary share, Class A ordinary shares subject to redemption	$0.11

Diluted weighted average shares outstanding, Class A ordinary shares subject to redemption	8,323,204

Diluted net income per ordinary share, Class A ordinary shares subject to redemption	$0.11

Basic weighted average shares outstanding, Class A & Class B ordinary shares not subject to redemption	7,481,056

Basic net income per ordinary share, Class A & Class B ordinary shares not subject to redemption	$0.11

Diluted weighted average shares outstanding, Class A & Class B ordinary shares not subject to redemption	8,136,934

Diluted net income per ordinary share, Class A & Class B ordinary shares not subject to redemption	$0.11

The accompanying notes are an integral part of the financial statements.

ARMADA ACQUISITION CORP. II

STATEMENT OF CHANGES IN SHAREHOLDERS’ DEFICIT

FOR THE PERIOD FROM OCTOBER 4, 2024 (INCEPTION) THROUGH SEPTEMBER 30, 2025

	Class A Ordinary Shares		Class B Ordinary Shares		Additional Paid-in Capital	Accumulated Deficit	Total Shareholders’ Deficit
	Shares	Amount	Shares	Amount
Balance – October 3, 2024 (Inception)	—	$—	—	$—	$—	$—	$—
Issuance of Class B ordinary shares	—	—	7,880,000	788	24,212	—	25,000
Accretion of Class A ordinary shares to redemption amount	—	—	—	—	(10,447,650)	(11,917,411)	(22,365,061)
Capital contribution made by Sponsor related to the interests in founders shares allocated to non-managing members	—	—	—	—	4,621,895	—	4,621,895
Cost of raising capital related to interests in founders shares allocated to non-managing members	—	—	—	—	(4,621,895)	—	(4,621,895)
Sale of Private Placement Units	710,000	71	—	—	7,099,929	—	7,100,000
Fair Value of Public Warrants at issuance	—	—	—	—	3,565,000	—	3,565,000
Allocated value of transaction costs to Class A shares	—	—	—	—	(241,491)	—	(241,491)
Net income	—	—	—	—	—	1,771,983	1,771,983

Balance – September 30, 2025	710,000	$71	7,880,000	$788	$—	$(10,145,428)	$(10,144,569)

The accompanying notes are an integral part of the financial statements.

ARMADA ACQUISITION CORP. II

STATEMENT OF CASH FLOWS

FOR THE PERIOD FROM OCTOBER 4, 2024 (INCEPTION) THROUGH SEPTEMBER 30, 2025

Cash Flows from Operating Activities:
Net income	$1,771,983
Adjustments to reconcile net income to net cash used in operating activities:
Payment of formation costs through promissory note	4,614
Payment of operating costs through promissory note	870
Payment of operating costs through issuance of Class B ordinary shares	25,000
Interest earned on cash and marketable securities held in Trust Account	(3,478,166)
Adjustment to accrued offering costs	(5,000)
Changes in operating assets and liabilities:
Prepaid expenses	50,533
Prepaid insurance	(160,253)
Accrued expenses	1,403,430

Deferred professional fees	37,564

Net cash used in operating activities	(349,425)

Cash Flows from Investing Activities:
Investment of cash in Trust Account	(231,150,000)

Net cash used in investing activities	(231,150,000)

Cash Flows from Financing Activities:
Proceeds from sale of Units, net of underwriting discounts paid	225,400,000
Proceeds from sale of Private Placements Warrants	7,100,000
Proceeds from promissory note - related party	127,755
Repayment of promissory note - related party	(143,079)
Payment of offering costs	(624,146)

Net cash provided by financing activities	231,860,530

Net Change in Cash	361,105
Cash – Beginning of period	—

Cash – End of period	$361,105

Non-Cash Investing and Financing Activities:
Offering costs included in accrued offering costs	$75,000

Deferred offering costs paid through promissory note – related party	$9,840

Accretion of Class A ordinary shares to redemption value	$22,365,061

Deferred underwriting fee payable	$9,200,000

Deferred offering costs applied to prepaid expenses	$100,600

The accompanying notes are an integral part of the financial statements.

ARMADA ACQUISITION CORP. II

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2025

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Organization and General

Armada Acquisition Corp. II (hereinafter, the “Company” or the “SPAC”) was incorporated as a Cayman Islands exempted company on October 3, 2024. The Company is a newly organized blank check company or special purpose acquisition company, formed for the purpose of entering into a merger, share exchange, asset acquisition, share purchase, recapitalization, reorganization or similar business combination with one or more businesses (the “Business Combination”). The Company has not selected any specific business combination target. Its efforts to identify a prospective target business will not be limited to a particular industry or geographic region although it intends to focus on target businesses that provide technological services to the financial services industry (“FinTech”), Software-as-a-Service(“SaaS”), or artificial intelligence (“AI”). The Company became an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) upon the closing of the initial public offering (“Initial Public Offering”) described below.

As of September 30, 2025, the Company had not commenced any operations. All activity for the period from October 3, 2024 (date of inception) through September 30, 2025, relates to the Company’s formation and the Initial Public Offering. The Company will not generate any operating revenues until after completion of the Business Combination, at the earliest. The Company generates non-operating income in the form of interest income on investments held in the Trust Account described below. The Company has selected September 30 as its fiscal year end.

Sponsor, Founder and Proposed Financing

For the period from October 3, 2024 (date of inception) through August 28, 2025 the Company’s sponsor was Armada Sponsor II LLC, a Delaware limited liability company (the “Original Sponsor”). Effective August 28, 2025, upon completion of the Purchase Agreement (as defined below) Arrington XRP Capital Fund, LP, a Delaware limited partnership is the Company’s sponsor (the “New Sponsor”).The registration statement for the Company’s Initial Public Offering was declared effective on May 20, 2025. On May 22, 2025, the Company consummated the Initial Public Offering of 23,000,000 units at $10.00 per unit, which is discussed in Note 3, which includes the full exercise of the over-allotment option of 3,000,000 Units, by Cohen and Company Capital Markets a division of J.V.B. Financial Group, LLC (“CCM”) and Northland Securities, Inc. (“Northland”) (collectively, the “Underwriters”)— which is discussed in Note 4, generating gross proceeds of $230,000,000. Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of an aggregate of 710,000 private placement units, 400,000 of which were purchased by the Original Sponsor and 310,000 purchased by the underwriter at a price of $10.00 per private placement unit, generating gross proceeds of $7,100,000. The net proceeds from the Initial Public Offering and a portion of the proceeds from the Private Placement are held in the Trust Account (discussed below).

Transaction costs amounted to $14,413,386, consisting of $4,600,000 of cash underwriting fee, $9,200,000 of deferred underwriting fee, and $613,386 of other offering costs.

Changes in Control of Registrant

On August 12, 2025, the Company entered into a Sponsor Securities Purchase Agreement (the “Purchase Agreement”) with the Original Sponsor and the New Sponsor, pursuant to which the Original Sponsor agreed to sell to the New Sponsor, and the New Sponsor agreed to purchase from the Original Sponsor, an aggregate of 7,880,000 Class B ordinary shares, par value $0.0001 per share, 400,000 Class A ordinary shares, par value $0.0001 per share, and 200,000 private placement warrants of the Company for an aggregate purchase price of $6,600,000 (such transaction, the “New Sponsor Purchase”) and the New Sponsor received a limited, revocable license to the Armada Acquisition Corp. II branding for a period of time that expires not later than November 22, 2026 (unless the termination date of the Company is extended to a later date). On August 28, 2025, the New Sponsor Purchase was completed pursuant to the terms of the Purchase Agreement (the “Closing”), the appointments and resignations of directors of the Company described below and in the Schedule 14F and Item 5.02 of the company’s Current Report on Form 8-K as filed with the SEC on August 28, 2025 became effective, and the Original Sponsor ceased to control the Company. Following the Closing, the New Sponsor owns all of the equity interests of the Company held by the Original Sponsor, including 100% of the Company’s Class B ordinary shares, has the power to appoint all members of the board of directors of the Company (the “Board”), and may therefore be deemed to control the Company.

On August 28, 2025, Stephen P. Herbert, Douglas M. Lurio, Mohammad A. Khan, Thomas Decker and Celso L. White resigned as directors of the Company, Stephen P. Herbert resigned as Chief Executive Officer and principal executive officer of the Company, and Douglas M. Lurio resigned as President and Chief Financial Officer and principal financial and accounting officer of the Company. There was no known disagreement with any of the outgoing directors or officers on any matter relating to the Company’s operations, policies or practices.

On August 28, 2025, J. Michael Arrington, Taryn Naidu, Richard Danis, Lindy Key and Ronald Palmeri were appointed as directors of the Company, with Mr. Arrington being appointed as the Chairman of the Board. On August 28, 2025, Taryn Naidu was appointed as Chief Executive Officer and principal executive officer of the Company, and Kyle Horton was appointed as Chief Financial Officer and principal financial and accounting officer of the Company. Each such director and officer entered into an indemnification agreement with the Company in a form substantially consistent with the Company’s standard form in connection with their appointment.

ARMADA ACQUISITION CORP. II

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2025

Mr. Herbert, former Chief Executive Officer of the Company, and Mr. Lurio, former President and Chief Financial Officer of the Company, have entered into advisor agreements with the Company to serve as advisors to Taryn Naidu in his capacity as Chief Executive Officer (the “Advisor Agreements”). Other than pursuant to the Purchase Agreement and the Advisor Agreements, there are no arrangements or understandings among members of the former and new control groups and their associates with respect to election of directors or other matters. In addition, none of the new directors or officers of the Company has a direct or indirect material interest in any transaction required to be disclosed pursuant to Item 404(a) of Regulation S-K.

Waiver to Insider Letter

On August 28, 2025, the “Original Sponsor”, the Company, Stephen P. Herbert, Douglas M. Lurio, Thomas A. Decker, Mohammad A. Khan, Celso L. White and the other parties thereto entered into a waiver (the “Waiver”) with respect to that certain insider letter agreement, dated May 20, 2025, by and among the Company, the Original Sponsor and the other persons party thereto (the “Insider Letter”).

Joinder Agreement

On August 28, 2025, the New Sponsor entered that certain joinder to insider letter agreement and registration rights agreement (the “Joinder”). Pursuant to the Joinder, the New Sponsor agreed, with effect from the date of the Joinder, to join as a party to the Insider Letter and to that certain Registration Rights Agreement, dated May 20, 2025, by and among the Company, the Original Sponsor and the other persons party thereto. Entry into the Joinder was a condition to the consummation of the transactions contemplated by the Purchase Agreement (as defined above).

The Trust Account

Upon the closing of the Initial Public Offering on May 22, 2025, an amount of $231,150,000 ($10.05 per unit) from the net proceeds of the sale of the units, and a portion of the proceeds of the sale of the private placement units, are held in a Trust Account and will be invested or held only in either (i) U.S. government treasury obligations with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule2a-7under the Investment Company Act of 1940 which invest only in direct U.S. government treasury obligations, (ii) as uninvested cash, or (iii) an interest bearing bank demand deposit account or other accounts at a bank. Funds will remain in the Trust Account until the earlier of (i) the completion of the Business Combination or (ii) the distribution of the Trust Account as described below.

The Company’s amended and restated memorandum and articles of association provides that, except for (x) all interest income that may be released to the Company to pay taxes and (y) up to $100,000 to pay dissolution expenses, as discussed below, none of the funds held in the Trust Account will be released from the Trust Account until the earlier of: (1) the completion of the initial Business Combination within the required time period; (2) redemption of 100% of the outstanding public shares if the Company has not completed an initial Business Combination within 18 months from the closing of the Initial Public Offering; and (3) the redemption of any public shares properly tendered in connection with a shareholder vote to amend the amended and restated memorandum and articles of association (A) in a manner that would affect the substance or timing of the obligation to redeem 100% of public shares if the Company does not complete its initial Business Combination within the required time period or (B) with respect to any other provision relating to the pre-business combination activity and related shareholders’ rights.

Business Combination

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering, although substantially all of the net proceeds of the Initial Public Offering are intended to be generally applied toward consummating a Business Combination with (or acquisition of) a Target Business. As used herein, “Target Business” must be with one or more target businesses that together have a fair market value equal to at least 80% of the balance in the Trust Account (less the deferred underwriting commissions and the taxes payable on interest earned) at the time the Company signs a definitive agreement in connection with the Business Combination. There is no assurance that the Company will be able to successfully effect a Business Combination.

The Company, after signing a definitive agreement for a Business Combination, will either (i) seek shareholder approval of the Business Combination at a meeting called for such purpose in connection with which shareholders may seek to redeem their shares, regardless of whether they vote for or against the Business Combination, for cash equal to their pro rata share of the aggregate amount then on deposit in the Trust Account including interest (which interest shall be net of taxes payable) or (ii) provide shareholders with the opportunity to have their shares redeemed by the Company by means of a tender offer (and thereby avoid the need for a shareholder

ARMADA ACQUISITION CORP. II

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2025

vote) for an amount in cash equal to their pro rata share of the aggregate amount then on deposit in the Trust Account, net of taxes payable, if any. The decision as to whether the Company will seek shareholder approval of the Business Combination or will allow shareholders to redeem their shares in a tender offer will be made by the Company, solely in its discretion, and will be based on a variety of factors such as the timing of the transaction and whether the terms of the transaction would otherwise require the Company to seek shareholder approval unless a vote is required by the Nasdaq rules. If the Company seeks shareholder approval, it will complete its Business Combination only if a majority of the outstanding shares are voted in favor of the Business Combination.

If the Company holds a shareholder vote or there is a tender offer for shares in connection with the Business Combination, a public shareholder will have the right to redeem its shares for an amount in cash equal to its pro rata share of the aggregate amount then on deposit in the Trust Account as of two business days prior to the consummation of the initial Business Combination, including interest (which interest shall be net of taxes payable, if any). As a result, such shares are recorded at redemption amount and classified as temporary equity upon the completion of the Initial Public Offering. The amount in the Trust Account is $10.05 per public share ($231,150,000 held in the Trust Account divided by 23,000,000 public shares).

The Company has 18 months from the closing date of the Initial Public Offering to complete its initial Business Combination. If the Company does not complete a Business Combination within this period of time, it shall (i) cease all operations except for the purposes of winding up; (ii) as promptly as reasonably possible, but not more than ten business days thereafter, redeem the public shares for a per share pro rata portion of the Trust Account, including interest, but less taxes payable and up to $100,000 to pay dissolution expenses; and (iii) as promptly as possible following such redemption, dissolve and liquidate the balance of the Company’s net assets to its creditors and remaining shareholders, as part of its plan of dissolution and liquidation. The initial shareholders each entered into agreements with us, pursuant to which they agreed: (1) to waive their redemption rights with respect to their founder shares, private placement units and any Class A ordinary shares issuable upon conversion thereof in connection with the consummation of our initial Business Combination or a tender offer conducted prior to a Business Combination or in connection with it; and (2) to waive their rights to liquidating distributions from the Trust Account with respect to their founder shares and private placement units if the Company fails to complete its initial Business Combination within 18 months from the closing of the Initial Public Offering, although they will be entitled to liquidating distributions from the Trust Account with respect to any public shares they hold if we fail to complete our initial Business Combination within the prescribed time frame.

Business Combination Agreement

On October 19, 2025 (the “Signing Date”), the Company (which will domesticate as a Delaware corporation prior to the Closing), entered into a Business Combination Agreement (the “Business Combination Agreement”) with Evernorth Holdings Inc., a Nevada corporation (“Pubco”), Pathfinder Digital Assets LLC, a Delaware limited liability company (“Pathfinder”), Evernorth Corporate Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Pubco (“SPAC Merger Sub”), Evernorth Company Merger Sub LLC, a Delaware limited liability company and wholly owned subsidiary of Pubco (“Company Merger Sub”), and Ripple Labs Inc., a Delaware corporation (“Ripple”).

Pursuant to the Business Combination Agreement, and subject to the terms and conditions set forth therein, upon the consummation of the transactions contemplated thereby (the “Closing” and the date and time at which the Closing is actually held, the “Closing Date”), (a) Company Merger Sub will merge with and into Pathfinder, with Pathfinder continuing as the surviving company (the “Pathfinder Merger”), with holders of Pathfinder units (each, a “Pathfinder Unit”) receiving one share of Class A common stock, par value $0.001 per share, of Pubco (“Pubco Class A Common Stock”) for each Pathfinder Unit, subject to certain reductions and other limitations imposed on the Ripple Parties as set forth in the Business Combination Agreement, and (b) simultaneously with the Pathfinder Merger, SPAC Merger Sub will merge with and into the Company, with the Company continuing as the surviving entity (the “SPAC Merger” and, together with the Company Merger, the “Mergers” and, together with the other transactions contemplated by the Business Combination Agreement and the Ancillary Documents, the “Transactions”), with (x) shareholders of the Company receiving one share of Pubco Class A Common Stock for each Common Share held by such shareholders and (y) warrantholders of the Company receiving one warrant to purchase one share of Pubco Class A Common Stock for each warrant to purchase one SPAC Class A Share held by such warrant holders, in accordance with the terms and subject to the conditions set forth in the Business Combination Agreement.

Upon the consummation of the Mergers and the Transactions, Pubco will become a publicly traded company.

In connection with the Closing, Pubco will have authorized three classes of Pubco common stock with different voting and economic rights. The Pubco Class A Common Stock will be entitled to economic rights, including the right to receive distributions in proportion to the number of shares held, and will be listed for trading on Nasdaq or another national securities exchange. Each share of Pubco Class Common A Stock will be entitled to one vote per share. Shares of Class B common stock, par value $0.001 per share, of Pubco (the “Pubco Class B Common Stock”) will be entitled to one vote per share but will not have any economic rights and will not be

ARMADA ACQUISITION CORP. II

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2025

listed for trading or transferable unless a corresponding number of units of Pathfinder as the surviving Company after the Pathfinder Merger (the “Company Surviving Subsidiary”) are transferred to the same person. However, no shares of Pubco Class B Common Stock are expected to be issued or outstanding immediately following the Closing. Shares of Class C common stock, par value $0.001 per share, of Pubco (the “Pubco Class C Common Stock” and, together with the Pubco Class A Common Stock and the Pubco Class B Common Stock, the “Pubco Stock”) will be entitled to economic rights, including the right to receive distributions in proportion to the number of shares held, but will have no voting rights except as required by the Nevada Revised Statutes and will not be listed for trading or transferable, and will be convertible into Pubco Class A Common Stock at the election of the holder from time to time.

Amended and Restated Registration Rights Agreement

Concurrently with the Closing of the Business Combination Agreement, Pubco, the Company, the New Sponsor and certain securityholders listed therein will enter into a registration rights agreement that will amend and restate the registration rights agreement entered into at the time of the Company’s initial public offering between the Company, the New Sponsor and certain securityholders listed therein (as amended, the “Amended and Restated Registration Rights Agreement”), pursuant to which Pubco will assume the registration obligations of the Company under such registration rights agreement, with such rights applying to the shares of Pubco Class A Common Stock, Class B common stock (the “Pubco Class B Common Stock”) and Pubco Class C Common Stock.

The Amended and Restated Registration Rights Agreement provides for customary demand registration rights, piggyback registration rights, and shelf registration rights for the benefit of the holders, subject to customary cutbacks and issuer suspension rights. It also includes customary provisions relating to underwriting participation, registration expenses, indemnification, and coordination of sales in underwritten offerings. The Amended and Restated Registration Rights Agreement will become effective upon the Closing and will supersede the Company’s existing registration rights agreement in its entirety.

Sponsor Support Agreement

Concurrently with the execution of the Business Combination Agreement, the Company entered into a Sponsor Support Agreement with the New Sponsor and Pubco (the “Sponsor Support Agreement”), pursuant to which, among other things, the New Sponsor agreed (i) to vote its Class A Shares and Class B Shares (the “New Sponsor Shares”) in favor of the Business Combination Agreement and the Transactions and each of the proposal to approve the Business Combination Agreement, the proposal to authorize and approve the Pathfinder Merger, and the proposal to approve a plan of domestication, (ii) to vote its New Sponsor Shares against any alternative transactions, (iii) to comply with the restrictions imposed by the Insider Letter (as defined above), by and among the Company, Original Sponsor, and the officers and directors of the Company at the time of its initial public offering, pursuant to which the New Sponsor was later joined as a party by way of the Joinder (as defined above) to the Insider Letter, by and between New Sponsor and the Company, including the restrictions on transfer and redemption of the Class A Shares and Class B Shares in connection with the Transactions, and (iv) subject to and conditioned upon the Closing, to waive any anti-dilution rights that would otherwise result in the Class B Shares converting into Class A Shares on a greater than one-for-one basis.

In addition, the New Sponsor agreed to effect certain security cancellations and issuances in connection with the Closing. Specifically, immediately prior to the time on the Closing Date when the certificate to be filed with the Delaware Secretary of State to certify the Pathfinder Merger (the “Pathfinder Certificate of Merger”) has been duly accepted for filing by the Delaware Secretary of State in accordance with the Limited Liability Company Act of the State of Delaware (the “DLLCA”) (or such other time as specified in the Pathfinder Certificate of Merger) (the “Company Merger Effective Time”), the New Sponsor will forfeit for no consideration (a) 120,000 Class A Shares, (b) 2,364,000 Class B Shares and (c) 60,000 warrants, each exercisable for one Class A Share at $11.50 per share (the “Private Placement Warrants”).

Pursuant to the Sponsor Support Agreement, the New Sponsor also agreed, subject to and effective as of the Closing, to irrevocably and unconditionally release and waive any and all claims it may have against the Company, Pubco and Pathfinder or their respective affiliates arising on or prior to the Closing, subject to customary carve-outs.

Lock-Up Agreements

Concurrently with the Closing, each of the Company, the New Sponsor, Ripple and other Persons who will, immediately after the Closing, be holders of Pubco Stock or units of the Company Surviving Subsidiary and who, with Ripple, will collectively be deemed to form a “group” as defined in Section 13(d) of the Exchange Act (“Ripple Affiliate Investors”) will enter into a Lock-Up Agreement with Pubco (the “Lock-Up Agreements”), pursuant to which

ARMADA ACQUISITION CORP. II

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2025

such parties agree that any shares of Pubco Stock, one warrant to purchase one share of Pubco Class A Common Stock issued to warrant holders of SPAC Delaware by Pubco (the “Pubco Warrants”), any shares of Pubco Stock issuable upon the exercise or settlement, as applicable, of Warrants, Pathfinder Units, and any other securities convertible into or exercisable or exchangeable for Pubco Stock, in each case, held by such holder immediately after the Closing will be locked-up and subject to transfer restrictions, as described below, subject to certain exceptions.

Pursuant to the Lock-Up Agreements, the parties thereto agree, among other things, not to, without the prior written consent of Pubco, (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidation with respect to or decrease a call equivalent position with respect to Restricted Securities (as defined in the Lock-Up Agreements), (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Restricted Securities, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (iii) publicly announce the intention to effect any transaction specified in clause (i) or (ii), until the earlier of six months following the date of the Closing and the date on which Pubco consummates a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all Pubco shareholders having the right to exchange their shares of Pubco common stock for cash, securities or other property. The Lock-Up Agreements include customary exceptions to the transfer restrictions, including transfers to affiliates.

Subscription Agreements

Advance Funding Subscription Agreements

In connection with the execution of the Business Combination Agreement, Pubco, Pathfinder and the Company entered into advance funding subscription agreements (the “Advance Funding Subscription Agreements”) with certain institutional investors and individual accredited investors (“Advance Subscribers”) pursuant to which the Advance Subscribers agreed to purchase, and Pubco agreed to issue and sell, on the Closing Date, shares of Pubco Class A Common Stock for an aggregate of $214.05 million in cash and a contribution of 600,000 XRP tokens, in a private placement (the “PIPE”), upon the terms and subject to the conditions set forth in such agreements. Advance Subscribers will receive a number of shares of Pubco Class A Common Stock on the Closing Date equal to the quotient of (i) the Advance Subscriber Subscription Price and (ii) $10.00 (the “Initial Subscribed Shares”), plus the Adjustment Shares (as defined below). “Advance Subscriber Subscription Price” means (a) if the Advance Subscriber elected to subscribe for shares of Pubco Class A Common Stock with cash, the amount of cash contributed as set forth on the signature page to its Advance Funding Subscription Agreement or (b) if the Advance Subscriber elected to subscribe for shares of Pubco Class A Common Stock with XRP, such amount (in USD) equal to the product of (x) the amount of XRP contributed as set forth on the signature page to its Advance Funding Subscription Agreement and (y) the XRP Token VWAP on October 19, 2025.

Delayed Funding Subscription Agreements

In connection with the execution of the Business Combination Agreement, Pubco, Pathfinder and the Company entered into delayed funding subscription agreements (each, a “Delayed Funding Subscription Agreement” and collectively, the “Delayed Funding Subscription Agreements”) with certain institutional investors and individual accredited investors (“Delayed Subscribers”) pursuant to which the Delayed Subscribers agreed to purchase, and Pubco agreed to issue and sell, on the Closing Date, shares of Pubco Class A Common Stock for an aggregate of $10.5 million in cash and a contribution of 200,000 XRP tokens, in a PIPE, upon the terms and subject to the conditions set forth in such agreements. Delayed Subscribers will receive a number of shares of Pubco Class A Common Stock on the Closing Date equal to the quotient of (i) the Delayed Subscriber Subscription Price and (ii) $10.00. “Delayed Subscriber Subscription Price” means (a) if the Delayed Subscriber elected to subscribe for shares of Pubco Class A Common Stock with cash, the amount of cash contributed as set forth on the signature page to its Delayed Funding Subscription Agreement or (b) if the Delayed Subscriber elected to subscribe for shares of Pubco Class A Common Stock with XRP, such amount (in USD) equal to the product of (x) the amount of XRP contributed as set forth on the signature page to its Delayed Funding Subscription Agreement and (y) the Closing Date XRP Token VWAP.

Series C Subscription Agreements

In connection with the execution of the Business Combination Agreement, Pubco, Pathfinder and the Company entered into a Series C Subscription Agreement with the New Sponsor (the “Series C Subscription Agreement”) pursuant to which the Sponsor agreed to purchase, and Pubco agreed to issue and sell, on the Closing Date, shares of Pubco Class A Common Stock and Pubco Class C Common Stock for a contribution of 211,319,096.061435 XRP tokens, in a PIPE, upon the terms and subject to the conditions set forth in such agreement.

The New Sponsor will receive an aggregate number of shares of Pubco Class A Common Stock and Pubco Class C Common Stock on the Closing Date equal to the quotient of (i) the New Sponsor Subscription Price and (ii) Initial Subscribed Shares, plus Adjustment Shares. “New Sponsor Subscription Price” means (a) if the New Sponsor elected to subscribe for shares of Pubco Class A Common Stock and Pubco Class C Common Stock with cash, the amount of cash contributed as set forth on the signature page to the Series C Subscription Agreement or (b) if the New Sponsor elected to subscribe for such shares with XRP, such amount (in USD) equal to the product of (x) the amount of XRP contributed as set forth on the signature page to the Series C Subscription Agreement and (y) the Signing Date XRP Token VWAP.

The New Sponsor will receive a number of shares of Pubco Class A Common Stock on the Closing Date that would result in the Series C DQ Persons collectively owning, immediately after the Closing Date and the other related transactions, a number of Pubco Class A Common Stock that would cause such Series C DQ Persons to be the beneficial owners of capital stock of Pubco such that the Series C Attributed Ownership Percentage equals 19.9%. The New Sponsor will receive a number of shares of Pubco Class C Common Stock equal to the number of Subscribed Shares minus the number of shares of Pubco Class A Common Stock issued to the Sponsor pursuant to the preceding sentence.

The closing of the Series C Subscription Agreement is conditioned on, among other things, the satisfaction, or waiver by the New Sponsor, of the additional condition that, on the date hereof, no Other Subscription Agreement (or other agreements or understandings (including side letters) entered into in connection therewith or in connection with the sale of the Other Equity Interests) shall have been amended, modified or waived in any manner that benefits any Other Subscriber with respect to the economic terms governing the purchase and sale of such Other Equity Interests unless the New Sponsor shall have been offered in writing the same economic benefits, subject to certain exceptions.

Ripple Group Subscription Agreements

In connection with the execution of the Business Combination Agreement, Pubco, Pathfinder and the Company entered into a subscription agreement with certain affiliates of Ripple (each, a “Ripple Group Subscription Agreement,” and together, the “Ripple Group Subscription Agreements,”) and together with the Advance Funding Subscription Agreements, the Delayed Funding Subscription Agreement and the Series C Subscription Agreement, the “Subscription Agreements”) pursuant to which the affiliates of Ripple (the “Ripple Group Subscribers”) agreed to purchase, and Pubco agreed to issue and sell, on the Closing Date, shares of Pubco Class A Common Stock and Pathfinder Units for an aggregate contribution of 50 million XRP tokens, in a PIPE, upon the terms and subject to the conditions set forth in such agreement.

The Ripple Group Subscribers will receive an aggregate number of shares of Pubco Class A Common Stock and Pathfinder Units on the Closing Date equal to the quotient of (i) the Ripple Group Subscription Price and (ii) Initial Subscribed Equity Units, plus Adjustment Equity Units. “Ripple Group Subscription Price” means (a) if such Ripple Group Subscriber elected to subscribe for shares of Pubco Class A Common Stock and Pathfinder Units with cash, the amount of cash contributed as set forth on the signature page to the applicable Ripple Group Subscription Agreement or (b) if such Ripple Group Subscriber elected to subscribe for such equity units with XRP, such amount (in USD) equal to the product of (x) the amount of XRP contributed as set forth on the signature page to the Ripple Group Subscription Agreement and (y) the Signing Date XRP Token VWAP.

The Ripple Group Subscribers will receive a number of shares of Pubco Class A Common Stock on the Closing Date that would result in the Ripple Group Holders collectively owning, immediately after the Closing Date and the other related transactions, a number of Pubco Class A Common Stock that would cause such Ripple Group Holders to be the beneficial owners of capital stock of Pubco such that the Ripple Group Ownership Percentage equals 9.9%. The Ripple Group Subscriber will also receive a number of Pathinder Units equal to the number of Subscribed Equity Interests minus the number of Subscribed Shares.

The closing of each Ripple Group Subscription Agreement is conditioned on, among other things, the satisfaction or waiver by each Ripple Group Subscriber that no Other Ripple Group Subscription Agreement (or other agreements or understandings (including side letters) entered into in connection therewith or in connection with the sale of the Other Ripple Group Subscribed Equity Interests) shall have been amended, modified or waived in any manner that benefits any Other Ripple Group Subscriber unless the Ripple Group Subscriber shall have been offered in writing the same benefits.

No fractional shares of Pubco Class A Common Stock, Pubco Class B Common Stock, or Pathfinder Unit will be issued in connection with the Subscription Agreements, and any fractional equity units otherwise issuable will be rounded down to the nearest whole equity unit.

Pursuant to the Subscription Agreements, Pubco has agreed to use commercially reasonable efforts to file a registration statement registering the resale of the shares purchase by the Subscribers pursuant to the Subscription Agreements (at Pubco’s sole cost and expense) within 30 calendar days following the Closing Date and to use commercially reasonable efforts to have such registration statement declared effective as soon as practicable, and in any event no later than 75 calendar days after the Closing Date, subject to an extension in the event of SEC review.

The net cash proceeds from the closing of the Subscription Agreements, along with funds from the trust account of the SPAC, will be used for working capital, general corporate purposes and the purchase of XRP.

Each Subscription Agreement will terminate and be void and of no further force or effect upon the earliest to occur of (i) the termination of the Business Combination Agreement in accordance with its terms, (ii) the date that is twelve months from the date of the Subscription Agreement or (iii) the mutual written agreement of the parties thereto.

Pubco, Pathfinder and the Company may seek to raise additional funds through private placement transactions, including PIPE transactions, or other forms of capital raising. There can be no assurance as to whether, when or on what terms any such future financings may be conducted.

Liquidity and Going Concern

As of September 30, 2025, the Company had $361,105 in its operating bank accounts and working capital deficit of $929,898. The Company intends to use the funds held outside the Trust Account primarily to identify and evaluate target businesses, perform business due diligence on prospective target businesses, travel to and from the offices, plants or similar locations of prospective target businesses or their representatives or owners, review corporate documents and material agreements of prospective target businesses, structure, negotiate and complete a Business Combination.

In order to fund working capital deficiencies or finance transaction costs in connection with a Business Combination, the New Sponsor, or certain of the Company’s officers and directors or their affiliates may, but are not obligated to, loan us funds as may be required (see also Note 4 - “Related Party Loans”) either to complete our Business Combination or because the Company may become obligated to redeem a significant number of our public shares upon completion of our Business Combination, in which case the Company may issue additional securities or incur debt in connection with such Business Combination. If the Company is unable to raise additional capital, it may be required to take additional measures to conserve liquidity, which could include, but not necessarily be limited to, curtailing operations, suspending the pursuit of a potential transaction, and reducing overhead expenses. The Company cannot provide any assurance that new financing will be available to it on commercially acceptable terms, if at all

ARMADA ACQUISITION CORP. II

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2025

In connection with the Company’s assessment of going concern considerations in accordance with Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic ASC 205-40 (“ASC 205”), “Going Concern,” as of September 30, 2025, the Company has until November 22, 2026 (the “Liquidation Date”) to consummate an initial Business Combination. It is uncertain that we will be able to consummate an initial business combination by November 22, 2026. If an initial Business Combination is not consummated by the Liquidation Date, there will be mandatory liquidation and subsequent dissolution.

The Company’s Management has determined that the liquidity condition and mandatory liquidation should an initial Business Combination not occur, and potential subsequent dissolution raises substantial doubt about the Company’s ability to continue as a going concern. No adjustments have been made to the carrying amounts of assets or liabilities should the Company be required to liquidate after November 22, 2026.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements are presented in U.S. dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the accounting and disclosure rules and regulations of the Securities and Exchange Commission (the “SEC”).

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period, difficult or impossible because of the potential differences in accounting standards used.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had cash of $361,105 and did not have any cash equivalents as of September 30, 2025.

Cash and Marketable Securities Held in Trust Account

As of September 30, 2025, the assets held in the Trust Account, amounting to $234,628,166, were held primarily in U.S. Treasury bills which mature on December 11, 2025.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution, which at times may exceed federally insured limits. The Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC Topic 820 (“ASC 820”), “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the balance sheet, primarily due to its short-term nature, except for items as described in Note 8 – Fair Value Measurements below.

ARMADA ACQUISITION CORP. II

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2025

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Offering Costs Associated with the Initial Public Offering

The Company complies with the requirements of ASC Topic 340-10-S99 “Other Assets and Deferred Costs - SEC Materials” (“ASC 340”) and SEC Staff Accounting Bulletin (“SAB”) Topic 5A, “Expenses of Offering” (“SAB Topic 5A”). Offering costs consist principally of professional and registration fees that are related to the Initial Public Offering. FASB ASC470-20, “Debt with Conversion and Other Options,” addresses the allocation of proceeds from the issuance of convertible debt into its equity and debt components. The Company applies this guidance to allocate Initial Public Offering proceeds from the Units between Class A ordinary shares and warrants, using the residual method by allocating Initial Public Offering proceeds first to assigned value of the warrants and then to the Class A ordinary shares. Offering costs allocated to the Class A ordinary shares subject to possible redemption were charged to temporary equity and offering costs allocated to the Private Placement Units and the Public and Private Placement Warrants within the Unit, were charged to shareholders’ deficit as Public and Private Placement Warrants included in the Units, after management’s evaluation are accounted for under equity treatment.

Income Taxes

The Company follows the asset and liability method of accounting for income taxes under ASC Topic 740, “Income Taxes” (“ASC 740”). Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of September 30, 2025. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

The Company is considered to be an exempted Cayman Islands company with no connection to any other taxable jurisdiction and is presently not subject to income taxes or income tax filing requirements in the Cayman Islands, and the Company believes it is presently not subject to income taxes or income tax filing requirements in the United States. As such, the Company’s tax provision was zero for the period presented.

Class A Ordinary Shares Subject to Possible Redemption

The Public Shares contain a redemption feature which allows for the redemption of such Public Shares in connection with the Company’s liquidation, if there is a shareholder vote (A) to modify the substance or timing of the Company’s obligation to allow redemption in connection with a Business Combination or to redeem 100% of the Public Shares if the Company does not complete an initial business combination within the completion window or (B) with respect to any other material provisions relating to shareholders’ rights or pre-initial Business Combination activity, or if there is a shareholder vote or tender offer in connection with the Company’s initial Business Combination. In accordance with FASB ASC Topic 480, “Distinguishing Liabilities from Equity (“, the Company classifies Public Shares subject to redemption outside of permanent equity as the redemption provisions are not solely within the control of the Company. The Company recognizes changes in redemption value immediately as they occur and will adjust the carrying value of redeemable shares to equal the redemption value at the end of each reporting period. Immediately upon the closing of the Initial Public Offering, the Company recognized the accretion from initial book value to redemption value which is equivalent to the pro-rata amount held in the Trust per-share, less any permitted withdrawals. The change in the carrying value of redeemable shares will result in charges against additional paid-in capital (to the extent available) and accumulated deficit. Accordingly, as of September 30, 2025, Class A ordinary shares subject to possible redemption are presented at redemption value as temporary equity, outside of the shareholders’ deficit section of the Company’s balance sheet. As of September 30, 2025, the Class A ordinary shares subject to possible redemption reflected in the balance sheet are reconciled in the following table:

Gross proceeds	$230,000,000
Less:
Proceeds allocated to Public Warrants	(3,565,000)
Class A ordinary shares issuance cost	(14,171,895)
Accretion of carrying value to redemption value	22,365,061

Class A Ordinary Shares subject to possible redemption, September 30, 2025	$234,628,166

ARMADA ACQUISITION CORP. II

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2025

Warrant Instruments

The Company accounts for the Public and Private Placement Warrants issued in connection with the Initial Public Offering and the private placement in accordance with are based on an assessment of the warrant’s specific terms and the guidance contained in FASB ASC Topic 480 and FASB ASC Topic 815, “Derivatives and Hedging”. Accordingly, the Company evaluated and classified the warrant instruments under equity treatment at their assigned values.

Net Income per Ordinary Share

The Company complies with accounting and disclosure requirements of ASC Topic 260, “Earnings Per Share” (“ASC 260”). The Company has two classes of shares, which are referred to as Class A ordinary shares and Class B ordinary shares. Income and losses are shared pro rata between the two classes of shares. Net income (loss) per ordinary share is calculated by dividing the net income (loss) by the weighted average ordinary shares outstanding for the respective period. Diluted net income (loss) per share attributable to ordinary shareholders adjusts the basic net income (loss) per share attributable to ordinary shareholders and the weighted-average ordinary shares outstanding for the potentially dilutive impact of outstanding warrants. However, because the warrants are anti-dilutive, they have been excluded from the calculation of diluted income (loss) per ordinary share for the periods presented.

With respect to the accretion of Class A ordinary shares subject to possible redemption and consistent with ASC Topic 480-10-S99-3A, the Company treated accretion in the same manner as a dividend paid to the shareholders in the calculation of the net income (loss) per ordinary share.

The following table reflects the calculation of basic and diluted net income per ordinary share:

	For the period from October 3, 2024 (inception) through September 30, 2025
	Class A - Redeemable	Class A & B - Non-redeemable
Basic net income per ordinary share
Numerator:
Allocation of net income	$933,203	$838,780
Denominator:
Basic weighted average shares outstanding	8,323,204	7,481,056

Basic net income per ordinary share	$0.11	$0.11

	For the period from October 3, 2024 (inception) through September 30, 2025
	Redeemable Class A	Non-redeemable Class A & B
Diluted net income per ordinary share
Numerator:
Allocation of net income	$896,018	$875,965
Denominator:
Diluted weighted average shares outstanding	8,323,204	8,136,934

Diluted net income per ordinary share	$0.11	$0.11

Recent Accounting Pronouncements

In November 2023, the FASB issued ASU 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures”. The amendments in this ASU require disclosures, on an annual and interim basis, of significant segment expenses that are regularly provided to the chief operating decision maker (“CODM”), as well as the aggregate amount of other segment items included in the reported measure of segment profit or loss. The ASU requires that a public entity disclose the title and position of the CODM and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources. Public entities will be required to provide all annual disclosures currently required by Topic

ARMADA ACQUISITION CORP. II

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2025

280 in interim periods, and entities with a single reportable segment are required to provide all the disclosures required by the amendments in this ASU and existing segment disclosures in Topic 280. This ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The Company adopted ASU 2023-07on October 3, 2024, date of incorporation.

The Company does not believe that any other recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s financial statements.

NOTE 3. INITIAL PUBLIC OFFERING

Pursuant to the Initial Public Offering on May 22, 2025, the Company sold 23,000,000 units at a price of $10.00 per Unit for a total of $230,000,000, which includes the full exercise of the underwriters’ overallotment option in the amount of 3,000,000 Units. Each Unit consists of one share of the Company’s Class A ordinary shares, $0.0001 par value and one-half of one redeemable warrant to purchase one Class A ordinary share (the “Warrants”). The Warrants will only be exercisable for whole shares at $11.50 per share.

On August 28, 2025, the New Sponsor Purchase was completed, whereby the Original Sponsor agreed to sell to the New Sponsor, and the New Sponsor agreed to purchase from the Original Sponsor, an aggregate of 7,880,000 Class B ordinary shares, par value $0.0001 per share, 400,000 Class A ordinary shares, par value $0.0001 per share, and 200,000 private placement warrants of the Company for an aggregate purchase price of $6,600,000 (see Note 1 – Changes in control of Registrant).

Warrants —As of September 30, 2025, there were 11,500,000 Public Warrants and 355,000 Private Placement Warrants outstanding. Each whole warrant entitles the registered holder to purchase one Class A ordinary share at a price of $11.50 per share, at any time commencing on the later of 12 months from the closing of the Initial Public Offering and after the completion of the initial Business Combination. Pursuant to the warrant agreement, a warrant holder may exercise its warrants only for a whole number of Class A ordinary shares. This means that only a whole warrant may be exercised at any given time by a warrant holder. No fractional warrants will be issued upon separation of the Units and only whole warrants will trade. The warrants will expire at 5:00 p.m., New York City time, on the fifth anniversary of the completion of an initial Business Combination, or earlier upon redemption.

In addition, if (x) the Company issues additional Class A ordinary shares or equity-linked securities for capital raising purposes in connection with the closing of our initial business combination at an issue price or effective issue price of less than $9.20 per Class A ordinary share (with such issue price or effective issue price to be determined in good faith by our Board of Directors, and in the case of any such issuance to the Sponsor or its affiliates, without taking into account any founder shares held by them prior to such issuance), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of the initial Business Combination on the date of the consummation of the initial Business Combination (net of redemptions), and (z) the volume weighted average trading price of our Class A ordinary shares during the 20trading-dayperiod starting on the trading day prior to the day on which the Company consummates its initial Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the greater of (i) the Market Value or (ii) the price at which the Company issue the additional Class A ordinary shares or equity-linked securities. On the exercise of any warrant, the exercise price will be paid directly to the Company and not placed in the Trust Account.

The Company has agreed that as soon as practicable, but in no event later than 15 business days after the closing of the initial Business Combination, the Company will use its best efforts to file with the SEC a registration statement for the registration under the Securities Act of the warrant shares and thereafter use its best efforts to cause the registration statement to become effective and to maintain the effectiveness of such registration statement until the expiration of the warrants. No warrants will be exercisable for cash unless the Company has an effective and current registration statement covering the issuance of the warrant shares and a current prospectus relating thereto.

If a registration statement covering the issuance of the warrant shares is not effective within 90 days following the consummation of the initial Business Combination, warrant holders may nevertheless, until such time as there is such an effective registration statement and during any period when the Company shall have failed to maintain such an effective registration statement, exercise warrants on a cashless basis in accordance with Section 3(a)(9) of the Securities Act. In this circumstance, each holder would pay the exercise price by surrendering warrants exercisable for the number of Class A ordinary shares equal to the quotient obtained by dividing (x) the product of the number of Class A ordinary shares underlying such warrants and the difference between the exercise price of such warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” means the average reported last sale price of the Class A ordinary shares for the five trading days ending on the trading day prior to the date of exercise.

Redemption of Warrants: The Company may redeem the outstanding warrants:

•	in whole and not in part;

•	at a price of $0.01 per warrant;

ARMADA ACQUISITION CORP. II

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2025

•	upon a minimum of 30 days’ prior written notice of redemption (the “30-day redemption period”); and

•

if, and only if, the last reported sale price of the Class A ordinary shares equals or exceeds $18.00 per share (as adjusted for share splits, dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a30-tradingday period ending on the third trading day prior to the date on which the Company will send the notice of redemption to the warrant holders.

The Company will not redeem the warrants unless a registration statement under the Securities Act covering the issuance of the warrant shares underlying the warrants to be so redeemed is then effective and a current prospectus relating to those warrant shares is available throughout the30-dayredemption period, except if the warrants may be exercised on a cashless basis and such cashless exercise is exempt from registration under the Securities Act. If and when the warrants become redeemable by the Company, it may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws.

If the foregoing conditions are satisfied and the Company issues a notice of redemption, each warrant holder may exercise his, her or its warrants prior to the scheduled redemption date. However, the price of the Class A ordinary shares may fall below the $18.00 trigger price (as adjusted) as well as the $11.50 exercise price (as adjusted) after the redemption notice is issued. The redemption criteria for the warrants have been established at a price which is intended to provide warrant holders a reasonable premium to the initial exercise price and provide a sufficient differential between the then-prevailing share price and the exercise price so that if the share price declines as a result of the redemption call, the redemption will not cause the share price to drop below the exercise price of the warrants. If the Company calls the warrants for redemption as described above, the management will have the option to require all holders that wish to exercise warrants to do so on a “cashless basis.” In making such determination, management will consider, among other factors, our cash position, the number of warrants that are outstanding and the dilutive effect on our shareholders of issuing the maximum number of warrant shares issuable upon exercise of outstanding warrants. In such event, the holder would pay the exercise price by surrendering the warrants for that number of Class A ordinary shares equal to the quotient obtained by dividing (x) the product of the number of warrant shares underlying the warrants to be so exercised, and the difference between the exercise price of the warrants and the fair market value by (y) the fair market value.

No fractional Class A ordinary share will be issued upon redemption. If, upon redemption, a holder would be entitled to receive a fractional interest in a share, the Company will round down to the nearest whole number of the number of Class A ordinary shares to be issued to the holder.

NOTE 4. PRIVATE PLACEMENT

Founder Shares

On November 7, 2024, the Sponsor purchased 7,880,000 Class B ordinary shares from the Company for an aggregate purchase price of $25,000, or $0.00317 per share, of which up to 1,027,826 founder shares were subject to forfeiture depending on the extent to which the underwriters’ over-allotment option is exercised during the Initial Public Offering. On May 22, 2025, the underwriters exercised their over-allotment option in full as part of the closing of the Initial Public Offering. As such, the 1,027,826 founder shares are no longer subject to forfeiture.

Private Placement Units

Simultaneously with the closing of the Initial Public Offering, the Sponsor has purchased an aggregate of 400,000 private placement units at $10.00 per private placement unit in a private placement for an aggregate purchase price of $4,000,000. The underwriters purchased an aggregate of 310,000 private placement units at a price of $10.00 per private placement unit in a private placement for an aggregate purchase price of $3,100,000.

A portion of the purchase price of the private placement units was added to the proceeds of Initial Public Offering held in the Trust Account. If the initial business combination was not completed within 18 months from the closing of the Initial Public Offering, the proceeds from the sale of the private placement units held in the trust account will be used to fund the redemption of the public shares (subject to the requirements of applicable law).

Certain institutional investors (none of which are affiliated with any member of management, the Sponsor or any other investor), referred to as the “non-managing investors”, purchased, indirectly through the purchase of non-managing membership interests in the Sponsor, an aggregate of 300,000 Private Placement Units out of the 400,000 Private Placement Units purchased by the Sponsor. Subject to each non-managing sponsor investor purchasing the Private Placement Units allocated to it in connection with the closing of the Initial Public Offering, the Sponsor issued additional membership interests at a nominal purchase price to the non-managing investors reflecting interests in an aggregate of 2.4 million founder shares.

ARMADA ACQUISITION CORP. II

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2025

The agreement with the non-managing investors was entered into directly with the Sponsor entity and it makes reference to the Private Placement Units and founder shares of the Company. The interests and units associated in the agreement are supported on one for one basis with the Company’s underlying private placement units and founder shares. The fact that the Sponsor is providing the non-managing members with founder shares for their participation in the transaction is considered an inducement and falls under SAB Topic 5A. As such, the Company has obtained a valuation of the Founder Shares, as of the Initial Public Offering date to account for the charge of such transfer of interests to the non-managing members. The valuation has identified the fair value of the Founder Shares to be $1.93 per share as of the close of the Initial Public Offering, on May 22, 2025. Since the cost of these interest allocations to the non-managing members is considered an offering cost, the Company will record the fair value of this transaction into equity at the initial public offering date calculated as 2,400,000 interests in founder shares allocated to non-managing members at a fair value of $4,621,895 or approximately $1.93 per founder share.

The third-party valuation firm used a Monte Carlo simulation to value the Founder Shares. The likelihood of completing the Initial Public offering was assumed to be 100%; the common stock price was $9.845 based on implied stock price; likelihood of a business combination was determined to be 19.9%; and a discount for lack of marketability based on a Finnerty put model yielded 1.7%.

Promissory Note — Related Party

The Sponsor had agreed to loan the Company an aggregate of up to $300,000 to be used for a portion of the expenses of the Initial Public Offering. The loan was non-interest bearing, unsecured and on March 31, 2025, the loan was amended to extend maturity date at the earlier of June 30, 2025, or the closing of the Initial Public Offering. Proceeds received under the note were utilized as follows: $127,755 for working capital, $9,840 for payment of deferred offering costs, $4,614 for payment of formation costs and $870 for the payment of operating expenses. As of May 22, 2025, the Company repaid the outstanding balance of the note amounting to $143,079. Borrowings under the note are no longer available.

Administration Fee

Commencing on May 20, 2025, the Company has agreed to pay the Sponsor $12,000 per month for office space, administrative and support services. These monthly fees will cease upon the completion of the initial Business Combination or the liquidation of the Company. The Original Sponsor had agreed to defer payment of the administration fee until such time as new financing occurs to allow liquidity to pay the fee. The administrative services agreement with the Original Sponsor was terminated on August 28, 2025; all outstanding fees were paid through this date. For the period from October 3, 2024 (inception) through September 30, 2025, the Company has incurred and paid $39,000 in fees for these services. No agreement for administrative service fees has been entered into with the New Sponsor.

Related Party Loans

In order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (the “Working Capital Loans”). If the Company completes a Business Combination, the Company would repay the Working Capital Loans. In the event that a Business Combination does not close, the Company may use a portion of the working capital held outside the Trust Account to repay the Working Capital Loans but no proceeds from the Trust Account would be used to repay the Working Capital Loans. A portion of such Working Capital Loans may be convertible into private placement units of the post Business Combination entity at the option of the lender. The units would be identical to the private placement units. As of September 30, 2025, no such Working Capital Loans were outstanding.

NOTE 5. COMMITMENTS AND CONTINGENCIES

Registration Rights

The Company’s initial shareholders, the non-managing investors and their permitted transferees can demand that the Company register the Founder Shares, the Private Placement Shares, the Private Placement Warrants and underlying securities and any securities issued upon conversion of Working Capital Loans, pursuant to an agreement signed prior the date of the Initial Public Offering. The holders of a majority of these securities are entitled to make up to three demands that the Company register such securities. The holders of a majority of these securities or units issued in payment of working capital loans made to the Company (or underlying securities) can elect to exercise these registration rights at any time after the Company consummates a Business Combination. In addition, the holders have certain piggy-back registration rights on registration statements filed after the Company’s consummation of a Business Combination.

Underwriting Agreement

The Company granted the Underwriters a45-day option to purchase up to 3,000,000 additional Units to cover any over-allotments, at the Initial Public Offering price less the underwriting discounts. On May 22, 2025, simultaneously with the closing of the Initial Public Offering, the underwriters elected to fully exercise the over-allotment option to purchase the additional 3,000,000 Units at a price of $10.00 per Unit.

ARMADA ACQUISITION CORP. II

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2025

The Company paid an underwriting discount of $0.20 per Unit sold in the Initial Public Offering, or $4,600,000 in the aggregate, upon the closing of the Initial Public Offering. Additionally the underwriters are entitled to $0.40 per Unit sold in the offering, $9,200,000 in the aggregate, and is payable to the underwriters based on the percentage of funds remaining in the Trust Account after redemptions of public shares, for deferred underwriting commissions to be placed in a Trust Account located in the United States and released to the underwriters only upon the completion of an initial Business Combination.

On September 9, 2025, the Company entered into a letter agreement with its Underwriters that the Underwriters shall, severally and not jointly, on the terms and conditions set forth in the letter agreement, and contingent upon the occurrence of a specified event, which is the consummation of a business combination with Pubco, , will reimburse a portion of the Company’s bona fide documented fees and expenses incurred in connection with the Initial Public Offering in an amount of $2,300,000 (the “Reimbursement Amount”), with such amount decreased by $0.10 for every Ordinary Share for which a Public Shareholder exercises its redemption rights in connection with or prior to the specified event. As of September 30, 2025, no reimbursements have been recorded under this agreement.

Service Provider Agreements

The Company has agreed to pay Northland Securities, Inc. (“Northland”) a cash transaction fee (the “Finder Fee”) equal to 1.0% of the consideration (as defined in the agreement) in the event Northland introduces the Company to the target with which the Company completes an initial Business Combination or has substantive discussions with the target on behalf of and at the specific request of the Company with which the Company completes a Business Combination, payable only upon and subject to the closing of the initial Business Combination. At the closing of the initial Business Combination, the Company shall reimburse Northland up to $20,000 for all reasonable out-of-pocket accountable fees and disbursements incurred by Northland in connection with the performance of its services. As of September 30, 2025, no such expenses have been incurred under the agreement. If we have not consummated an initial Business Combination before December 31, 2026, we may terminate the agreement by providing written notice of such termination to Northland. No amounts were incurred under this agreement from the period from October 3, 2024 (inception) through September 30, 2025.

The Company has engaged Bishop IR (“Bishop”) as an investor relations advisor in connection with the initial Business Combination for the period from May 19, 2025 through May 18, 2026 with a monthly fee of $8,500, payable only upon and subject to the closing of the initial Business Combination. Either party can terminate the contract at any time upon thirty days prior notice to the other party. Upon completion of initial Business Combination, Bishop would be entitled to a success fee of $100,000 payable only upon and subject to the closing of the initial Business Combination. Bishop shall also be reimbursed for all reasonable expenses and disbursements incurred by Bishop on our behalf, provided that such expenses shall not exceed $300 without our prior consent. The agreement with Bishop was terminated effective September 3, 2025 by the New Sponsor. Upon termination of the agreement the Company recognized $37,564 of expenses which are included in deferred professional fees in the Company’s balance sheet as of September 30, 2025.

On October 19, 2025, CCM was retained by the Company to provide an opinion to the Company’s Board as to the fairness of the Exchange Ratio (as defined in the Fairness opinion) in connection with the proposed Initial Business Combination Agreement. Pursuant to the terms of its engagement, CCM became entitled to a fee of $450,000 in consideration for the fairness opinion (the “Fairness Opinion Fee”). The Fairness Opinion Fee is due and payable to CCM as follows: (i) up to $100,000 became due to CCM upon informing the SPAC Board that it was prepared render and deliver the fairness opinion; and (ii) the balance of the Fairness Opinion Fee is due upon the earlier of the closing of the proposed Initial Business Combination or the termination of the merger agreement entered into by the Company with respect to the proposed Initial Business Combination. The Company has also agreed to reimburse CCM’s reasonable expenses up to an aggregate amount of $125,000 and to indemnify CCM against liabilities arising out of or in connection with the services rendered and to be rendered by CCM under its engagement with the Company.

NOTE 6. SHAREHOLDERS’ DEFICIT

Preferred Shares

The Company is authorized to issue 1,000,000 shares of preferred shares with such designations, voting and other rights and preferences as may be determined from time to time by the Board of Directors. As of September 30, 2025, there were no preferred shares issued and outstanding.

Class A Ordinary Shares

The Company is authorized to issue 200,000,000 Class A ordinary shares with a par value of $0.0001 per share. As of September 30, 2025, there were 710,000 ordinary shares issued or outstanding, excluding 23,000,000 Class A ordinary shares subject to possible redemption, as described above in Note 2 – Class A Ordinary Shares Subject to Possible Redemption. All Class A shares are entitled to one vote per share.

Class B Ordinary Shares

The Company is authorized to issue 20,000,000 Class B ordinary shares with a par value of $0.0001 per share. At September 30, 2025, there were 7,880,000 Class B ordinary shares issued and outstanding. All Class B shares are entitled to one vote per share.

NOTE 7. SEGMENT INFORMATION

ASC Topic 280, “Segment Reporting,” establishes standards for companies to report in their financial statement information about operating segments, products, services, geographic areas, and major customers. Operating segments are defined as components of an enterprise that engage in business activities from which it may recognize revenues and incur expenses, and for which separate financial information is available that is regularly evaluated by the Company’s CODM, the Chief Financial Officer, in deciding how to allocate resources and assess performance.

ARMADA ACQUISITION CORP. II

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2025

The CODM assesses performance for the single segment and decides how to allocate resources. The measure of segment assets is reported on the balance sheet as total assets. When evaluating the Company’s performance and making key decisions regarding resource allocation the CODM reviews several key metrics, which include the following:

September 30, 2025
Cash	$361,105
Cash and marketable securities held in Trust Account	$234,628,166

For period from October 3, 2024 (Inception) through September 30, 2025
General administrative costs	$1,706,183
Interest earned on cash and marketable securities held in Trust Account	$3,478,166

NOTE 8. FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability in an orderly transaction between market participants at the measurement date. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers include:

•	Level 1, defined as observable inputs such as quoted prices (unadjusted) for identical instruments in active markets;

•

Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

•

Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable. In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.

The following table presents information about the Company’s assets that are measured at fair value as of September 30, 2025, and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

	Level	September 30, 2025
Assets:
Cash and marketable securities held in Trust Account	1	$234,628,166

The fair value of the Public Warrants is $3,565,000 or $0.31 per public warrant. The fair value of Public Warrants was determined using Monte Carlo Simulation Model. The Public Warrants have been classified within shareholders’ deficit and will not require remeasurement after issuance. The following table presents the quantitative information regarding market assumptions used in the valuation of the public warrants:

May 22, 2025
Volatility	6.4%
Risk free rate	3.99%
Stock price	$9.845
Weighted term (Yrs)	2.99

ARMADA ACQUISITION CORP. II

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2025

The fair value of the 2,400,000 of interests in founders shares allocated to the non-managing members was $4,621,895 or approximately $1.93 per Founder Share and was determined using Monte Carlo Simulation Model. These interest allocations have been classified within shareholders’ deficit and will not require remeasurement after issuance.

The following table presents the quantitative information regarding market assumptions used in the valuation of the interest allocations to the non-managing members:

May 22, 2025
Volatility	6.40%
Risk free rate	4.09%
Stock price	$9.845
Weighted term (Yrs)	1.34

NOTE 9. SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements were issued. Based upon this review, other than as described below or within these financial statements, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.

Entry into Business Combination Agreement

On October 19, 2025, the Company entered into a Business Combination Agreement with Pubco, Pathfinder, SPAC Merger Sub, Pubco, and Ripple (see Note 1 – Business Combination Agreement).

Change in Ticker Symbols

On October 29, 2025, the Company, issued a press release announcing that the ticker symbols for its Class A ordinary shares, units and public warrants will change from “AACI,” “AACIU” and “AACIW,” to “XRPN,” “XRPNU” and “XRPNW,” respectively. The changes are in connection with the previously announced Business Combination Agreement, entered into on October 19, 2025.

Determination of Signing XRP Price

As previously disclosed in Note 1 – Business Combination Agreement, Pubco, Pathfinder and the Company entered Advance Funding Subscription Agreements, (ii) a Series C Subscription Agreement with the Sponsor and such agreement, the “Series C Subscription Agreement”), pursuant to which the Sponsor agreed to purchase, and Pubco agreed to issue and sell, on the Closing Date, shares of Pubco Class A Common Stock and Pubco Class C Common Stock for a contribution of 211,319,096.061435 XRP tokens, and (iii) a subscription agreement with an affiliate of Ripple (the “Ripple Group Subscription Agreement”), pursuant to which such investor agreed to purchase, and Pubco agreed to issue and sell, on the Closing Date, shares of Pubco Class A Common Stock and Pathfinder Units for an aggregate contribution of 50 million XRP tokens, in each case in a private placement upon the terms and subject to the conditions set forth in the applicable agreements. Concurrently with the execution of the Business Combination Agreement, Ripple, Pathfinder and Pubco also entered into the Contribution Agreement and, together with the Advance Funding Subscription Agreements, the Series C Subscription Agreement and the Ripple Group Subscription Agreement, the “Signing XRP Agreements”), pursuant to which Ripple will contribute 126,791,458 XRP tokens to the Company in exchange for Company Units, which will be automatically cancelled and exchanged for shares of Pubco Class A Common Stock on a one-for-one basis at the Closing, subject to certain limitations described therein.

Pubco and the Company announced on November 4, 2025 that the Signing XRP Price under each of the Signing XRP Agreements, which was calculated as the volume-weighted average price of XRP denominated in USD as quoted on the “CME CF XRP-Dollar Reference Rate - New York Variant” benchmark (with the reference ticker XRPUSD_NY) at 4:00 p.m. New York City time on the day immediately preceding the date on which the Business Combination Agreement was signed, has been determined to be $2.36609.

Purchase of XRP by Pubco

On November 4, 2025, the Company and Pubco issued a joint press release announcing the purchase by Pubco of 84,365,876.3625 XRP using the aggregate cash proceeds from the Advance Funding Subscription Agreements at an average price of $2.53657058 per XRP.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholder of Evernorth Holdings Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Evernorth Holdings Inc. (the “Company”) as of September 30, 2025, the related statements of operations, changes in stockholder’s deficit, and cash flow, for the period from August 29, 2025 (inception) to September 30, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2025, and the results of its operations and its cash flows for the period from August 29, 2025 (inception) to September 30, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP

San Francisco, California

November 12, 2025

We have served as the Company’s auditor since 2025.

EVERNORTH HOLDINGS INC.

BALANCE SHEET

September 30, 2025 (in dollars)
Noncurrent assets:
Deferred offering costs	$1,761,419

Total Assets	1,761,419

Current liabilities:
Related party payable	$2,276,419

Total liabilities	2,276,419

Commitments and contingencies (Note 4)
Stockholder’s deficit
Common Stock $0.001 par value; 1,000 shares authorized; 1 share issued and outstanding	0
Accumulated deficit	(515,000)

Total stockholder’s deficit	(515,000)

Total liabilities and stockholder’s deficit	$1,761,419

The accompanying notes are an integral part of these financial statements.

EVERNORTH HOLDINGS INC.

STATEMENT OF OPERATIONS

For the period from August 29, through September 30, 2025 (in dollars)
Operating expenses:
General and administrative	$515,000

Total operating expenses	515,000

Loss from operations	(515,000)

Net loss	$(515,000)

Net loss per share
Basic and diluted	$(515,000)

Weighted-average common shares outstanding:
Basic and diluted	1

The accompanying notes are an integral part of these financial statements.

EVERNORTH HOLDINGS INC.

STATEMENT OF CHANGES IN STOCKHOLDER’S DEFICIT

(in dollars)

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholder’s Deficit
	Shares	Amount
Balance as of August 29, 2025	—	$—	$—	$—	$—
Issuance of common stock	1	0	—	—	—
Net loss	—	—	—	(515,000)	(515,000)

Balance as of September 30, 2025	1	0	—	(515,000)	(515,000)

The accompanying notes are an integral part of these financial statements.

EVERNORTH HOLDINGS INC.

STATEMENT OF CASH FLOW

For the period from August 29,
through September 30, 2025 (in dollars)
Cash flows from operating activities:
Net loss	$(515,000)
Adjustments to reconcile net loss to net cash used in operating activities:
Changes in assets and liabilities:
Related party payable	515,000

Net cash provided by operating activities	—

Net increase in cash and cash equivalents	—
Cash, cash equivalents, and restricted cash at beginning of period	—

Cash, cash equivalents, and restricted cash at end of period	$—

Reconciliation of cash, cash equivalents and restricted cash:
Cash and cash equivalents	$—
Restricted cash	—

Total cash, cash equivalents, and restricted cash	$—

Non-cash financing activities:
Unpaid deferred offering costs	$1,761,419

The accompanying notes are an integral part of these financial statements.

EVERNORTH HOLDINGS INC.

NOTES TO THE FINANCIAL STATEMENTS

1.	Organization

a)	Nature of Operations

Evernorth Holdings Inc. (“Evernorth”, or the “Company”), incorporated in Nevada on August 29, 2025 (“inception”) is a wholly-owned subsidiary of Ripple Labs, Inc. (“Ripple” or the “Parent”) and was formed as a purpose-built vehicle for investment in XRP through public equity markets. XRP is the digital asset native to the distributed XRP Ledger. Evernorth is structured to provide institutional investors with exposure to XRP via a regulated investment vehicle.

On October 15, 2025, Evernorth Company Merger Sub LLC (“Company Merger Sub”) and Evernorth Corporate Merger Sub Inc. (“SPAC Merger Sub”), wholly-owned subsidiaries of Evernorth, were formed to facilitate the consummation of the proposed business combination among Evernorth, Pathfinder Digital Assets LLC (“Pathfinder”), and Armada Acquisition Corp. II (“Armada”) (the “Proposed Business Combination.”). Refer to Note 7 Subsequent Events for further details.

As of September 30, 2025, the Company has not commenced material operations beyond initial formation activities and preparatory steps related to the Proposed Business Combination.

b)	Liquidity and Capital Resources

The Company has an accumulated deficit of $515,000, as of September 30, 2025, which represents costs incurred by the Company since inception. As of September 30, 2025, the Company has no cash holdings. The Company’s Parent will pay for the expenses incurred by the Company through the period from inception to September 30, 2025. Since inception, the Company has incurred operating losses. Management expects to continue to incur additional losses in future periods due to strategic investments in XRP, portfolio management activities, and expansion of operational infrastructure.

On October 19, 2025, the Company and Pathfinder entered into a contribution agreement with Ripple where Ripple contributed 126,791,458 XRP (see Note 7 Subsequent Events) to Pathfinder, which can be liquidated to fund operational costs for both the Company and Pathfinder.

2.	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The financial statements of the Company are presented in conformity with accounting principles generally accepted in the United States of America (“US GAAP”) and pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”). The Company’s fiscal year ends on December 31.

The statements of operations for the period from inception to September 30, 2025 reflect all expenses and activities directly attributable to the Company.

(b)	Use of Estimates

The preparation of the financial statements, in conformity with GAAP, requires management to make estimates and judgments that affect the amounts reported in the financial statements and accompanying notes. On an on-going basis, the Company evaluates its estimates, including, but not limited to, those related to its related party payable.

The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets, liabilities, and equity that are not readily apparent from other sources. Actual results and outcomes could differ from these estimates and assumptions.

(c)	Segment Reporting

The Company has determined that it operates in a single operating and reportable segment. The Chief Executive Officer serves as the Chief Operating Decision Maker (“CODM”), responsible for evaluating performance and allocating resources. For the period presented, the Company’s activities were limited to initial formation and preparatory steps related to the Proposed Business Combination. No material operations or revenue-generating activities had commenced.

General and administrative expenses incurred during the period totaled $515,000, primarily consisted of professional service fees and other start-up costs. The CODM assesses segment performance based on net loss, which is the measure of segment profit or loss reported in the statement of operations. Segment expense information provided to the CODM is based on the expense categories presented in the financial statements. The measure of segment assets are the total assets as reported on the balance sheet.

(d)	Deferred Offering Costs

The Company defers certain legal, professional, accounting and other third-party fees that are directly associated with proposed offerings of securities, including the Proposed Business Combination, as deferred offering costs until such financings are consummated. After consummation of the financing, these costs are recorded as a reduction of the proceeds received from the equity financing. If a planned equity financing is abandoned, the deferred offering costs are expensed immediately as a charge to operating expenses in the statement of operations.

The Company had $1,761,419 of deferred offering costs recorded as of September 30, 2025.

(e)	Income Tax

The Company is a U.S. C-Corporation and as such, is a regarded entity for U.S Federal and State taxation and subject to income taxes. The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets (“DTA”) and deferred tax liabilities (“DTL”), for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine DTAs and DTLs on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on DTAs and DTLs is recognized in income in the period that includes the enactment date. We recognize DTAs to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, carryback potential if permitted under the tax law, and results of recent operations. If we determine that we would be able to realize our DTAs in the future in excess of their net recorded amount, we would make an adjustment to the DTA valuation allowance, which would reduce the provision for income taxes. As of the date of the accompanying financial statements, the Company recorded a valuation allowance equal to 100% of the Company’s DTAs, as the Company concluded that the amounts are not realizable in the foreseeable future.

The Company records its income taxes receivable and payable based upon its estimated income tax position. Because the Company expects to be in a loss for the current year it has not recorded a current tax receivable or payable. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority

(f)	General and administrative expenses

General and administrative expenses primarily consist of professional service fees, including consulting and legal fees, as well as other start-up costs.

3.	Recent Accounting Pronouncements

In November 2023, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, (“ASU 2023-07”) which expands disclosures about a public business entity’s reportable segments and provides for more detailed information about a reportable segment’s expenses.

ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, and requires retrospective application to all prior periods presented in the financial statements. Early adoption is permitted. The Company adopted this standard at inception. Additional details regarding the enhanced disclosures for the Company’s single reportable segment are included in Note 2 to the financial statements.

In December 2023, the FASB issued ASU 2023-08, Accounting for and Disclosure of Crypto Assets (Topic 350), which provides new guidance for the accounting and disclosure of certain crypto assets. ASU 2023-08 requires entities to measure in-scope digital assets at fair value, with changes in fair value recognized in net income each reporting period. The standard also requires enhanced disclosures, including information about significant holdings, contractual sale restrictions, and changes in such holdings during the reporting period.

ASU 2023-08 is effective for fiscal years beginning after December 15, 2024, including interim periods within those fiscal years. The Company adopted this standard at inception and noted no impact on its financial statements upon adoption.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. This ASU requires entities to disclose, among others: (i) specific categories in the rate reconciliation table (ii) additional information for reconciling items that meet a quantitative threshold and (iii) the amount of income taxes paid on a disaggregated level. This ASU is required to be adopted on a prospective basis.

For public business entities, the amendments are effective for annual periods beginning after December 15, 2025. The Company is currently evaluating the impact of adopting ASU 2023-09 on its financial statement disclosures.

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. ASU 2024-03 requires public business entities to provide enhanced disclosures in the notes to the financial statements that disaggregate certain expense captions presented on the face of the income statement into specified natural expense categories, including purchases of inventory, employee compensation, depreciation, intangible asset amortization, and, for certain industries, depletion expenses. The new standard also requires a narrative disclosure of total selling expenses and a description of what is included in selling expenses.

ASU 2024-03 is effective for annual reporting periods beginning after December 15, 2026, and interim periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impact of adopting ASU 2024-03 on its financial statement disclosures.

4.	Commitments and Contingencies

Loss Contingencies

In the normal course of business, the Company may be involved in claims and legal proceedings. The Company records a liability for such matters when it is probable that a loss has been incurred and the amounts can be reasonably estimated. When only a range of possible loss can be established, the most probable amount in the range is accrued. If no amount within this range is a better estimate than any other amount within the range, the minimum amount in the range is accrued. Legal costs associated with these loss contingencies are expensed as incurred.

5.	Related Party Transactions

Related Party Transactions with the Parent

For the period from August 29, 2025 (inception) through September 30, 2025, the Company incurred approximately $515,000 of general and administrative expenses which will be paid for on behalf of the Company by its Parent. These costs are recorded as a related party payable on the balance sheet. Additionally, the Company incurred $1,761,419 of deferred offering costs, with an offsetting credit recorded in related party payable on the balance sheet as it will be paid for on behalf of the Company by its Parent.

Since inception and through the period ended September 30, 2025, the Company has not raised any capital and has no revenue-generating activities. There was no other funding arrangement in place regarding any future amounts and no guarantees have been provided by its Parent.

6.	Stockholder’s Equity

Evernorth is a corporation with authorized common stock of 1,000 shares, par value $0.001 per share, where 1 share is issued at par and outstanding and held by Ripple. As of September 30, 2025, no other classes of equity securities were issued or outstanding.

No dividends or distributions were declared or paid by the Company during the periods presented.

7.	Subsequent Events

a)	Proposed Business Combination

On October 19, 2025, the Company, Pathfinder, Ripple, Armada, Company Merger Sub, and SPAC Merger Sub entered into a definitive Business Combination Agreement (“BCA”). The BCA provides for a series of transactions whereby, among other things, Armada will domesticate from a Cayman Islands exempted company into a Delaware corporation prior to closing, and on closing, the two newly formed subsidiaries of the Company, Company Merger Sub and SPAC Merger Sub will merge with and into Pathfinder and Armada, respectively, resulting in Pathfinder and Armada each becoming wholly owned by Evernorth (collectively, the “Mergers”). Upon consummation of the Mergers, Evernorth will be the publicly traded parent company of the combined entities (“Pubco”).

b)	Contribution Agreement

Concurrent with the BCA, on October 19, 2025, the Company and Pathfinder entered into a contribution agreement with Ripple where Ripple contributed 126,791,458 XRP (“Contributed XRP”) to Pathfinder in exchange for additional units of Pathfinder. The number of units is calculated as the quotient of a) the product of the Contributed XRP and the volume-weighted average price of XRP denominated in USD on the day immediately preceding the date on which the BCA is signed and b) $10.00. The Contribution Agreement also includes an adjustment provision whereby the number of shares issued may be modified based on the actual XRP price at closing date of the BCA (“Closing Date”), subject to a pricing formula defined in the agreement. These units will be exchanged for Pubco Class A Common Shares at closing of the BCA, provided that conversions will only be made up to a 9.9% ownership threshold (including any ownerships held by affiliates of Ripple) in Pubco; any excess will remain as units in Pathfinder.

c)	Advance and Delayed Subscription Agreements

Concurrently, the Company, Pathfinder, and Armada entered into subscription agreements with various institutional and accredited investors on October 19, 2025 to secure additional funding for the Mergers (“Advance and Delayed Subscription Agreements”). The Advance and Delayed Subscription Agreements include the following capital commitments at closing:

Advance Funding: Certain investors contributed a total of $214,050,000 by October 23, 2025 in cash and 600,000 XRP by October 24, 2025 to the Company (“Advance Funding Agreement”.) The cash received from the Advanced Funding was used by Evernorth to purchase 84,365,876 XRP which was received partially on October 31, 2025 with the remainder by November 6, 2025. These investors agreed to purchase newly issued shares of Pubco Class A Common Stock at closing at $10.00 per share equity valuation. The Advance Funding Agreements include an adjustment provision whereby the number of shares issued may be modified based on the actual XRP price at Closing Date, subject to a pricing formula defined in the agreement. The XRP was placed into an escrow in an unencumbered digital custody wallet in the name of Pubco, but for the benefit of all such private placement investors, pending completion of the Proposed Business Combination.

Delayed Funding: Additional investors committed $10,500,000 in cash and 200,000 XRP, which will be delivered at the Closing Date. These investors also agreed to purchase Pubco Class A Common Stock at a $10.00 per share equity valuation.

d)	Series C Subscription Agreement

On October 19, 2025, the Company, Pathfinder, and Armada entered into a Series C subscription agreement with Arrington XRP Capital Fund, LP (“Sponsor”) (“Series C Subscription Agreement”.) RippleWorks, Inc. (“RippleWorks”), a nonprofit foundation, contributed 211,319,096 XRP to the Sponsor which is subject to the Sponsor’s obligation to invest all of the XRP received from RippleWorks for shares of Pubco pursuant to the Series C Subscription Agreement. Rippleworks is a limited partner of the Sponsor.

Under the Series C Subscription Agreement, the Sponsor contributed the subscription price of 211,319,096 XRP tokens on October 23, 2025 to an unencumbered digital custody wallet in the name of Pubco, and in return, will receive combination of Pubco Class A Common Stock and Class C Common Stock (collectively, the “Series C Subscribed Shares”) at closing. The Sponsor will receive a number of Class A shares such that, immediately after the closing of the Transaction and related transactions, the Sponsor will beneficially own 19.9% of the outstanding voting shares, with the remaining shares issued as Class C Common Stock in Pubco which are nonvoting shares.

e)	Ripple Party Entity Subscription

Concurrently, on October 19, 2025, the Company, Pathfinder, and Armada entered into a subscription agreement with an investor affiliated with Ripple (the “Ripple Party Entity”), to facilitate a private placement of equity interests in Pubco (“Ripple Party Entity Subscription Agreement”.) Under the agreement, Ripple Party Entity committed to purchase equity interests in Pubco in exchange for 50,000,000 XRP, subject to the terms and conditions of the agreement. The 50,000,000 XRP was transferred to the Company on October 20, 2025 and was placed into an escrow in an unencumbered digital custody wallet in the name of Pubco, but for the benefit of the Ripple Party Entity, pending completion of the Proposed Business Combination. The subscription will be settled on the Closing Date. The Ripple Party Entity will receive a combination of Pubco Class A Common Stock and units in Pathfinder (“Pathfinder Units”), structured to ensure that Ripple and the Ripple Party Entity combined do not exceed 9.9% ownership of Pubco immediately following the closing of the transaction. Any excess equity interests beyond this ownership threshold will be issued in the form of Pathfinder Units rather than Pubco Class A Common Stock.

Management has evaluated all subsequent events through November 12, 2025, the date on which the financial statements were available to be issued, and determined that no other events requiring disclosure have occurred.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the member of Pathfinder Digital Assets LLC

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Pathfinder Digital Assets LLC (the “Company”) as of September 30, 2025, the related statements of operations, changes in member’s deficit, and cash flow, for the period from July 18, 2025 (inception) to September 30, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2025, and the results of its operations and its cash flows for the period from July 18, 2025 (inception) to September 30, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP

San Francisco, California

November 12, 2025

We have served as the Company’s auditor since 2025.

PATHFINDER DIGITAL ASSETS LLC

BALANCE SHEETS

September 30, 2025
(in dollars)
Noncurrent assets:
Deferred offering costs	$277,485

Total Assets	277,485

Current liabilities:
Accured liabilities	$381,651

Total liabilities	381,651

Commitments and contingencies (Note 4)
Member’s deficit:
Accumulated deficit	$(104,166)

Total member’s deficit	(104,166)

Total liabilities and member’s deficit	$277,485

The accompanying notes are an integral part of these financial statements.

PATHFINDER DIGITAL ASSETS LLC

STATEMENT OF OPERATIONS

For the period from July 18,
through September 30, 2025 (in dollars)
Operating expenses:
General and administrative	$104,166

Total operating expenses	104,166

Loss from operations	(104,166)

Net loss	$(104,166)

The accompanying notes are an integral part of these financial statements.

PATHFINDER DIGITAL ASSETS LLC

STATEMENT OF CHANGES IN MEMBER’S DEFICIT

For the period from July 18,
through September 30, 2025
(in dollars)
Accumulated deficit
Member’s deficit, inception	$—
Net loss	(104,166)

Member’s deficit, September 30, 2025	(104,166)

The accompanying notes are an integral part of these financial statements.

PATHFINDER DIGITAL ASSETS LLC

STATEMENT OF CASH FLOW

For the period from July 18,
through September 30, 2025 (in dollars)
Cash flows from operating activities:
Net loss	$(104,166)
Adjustments to reconcile net loss to net cash used in operating activities:
Changes in assets and liabilities:
Accrued liabilities	104,166

Net cash provided by operating activities	—

Net increase in cash and cash equivalents	—
Cash, cash equivalents, and restricted cash at beginning of period	—

Cash, cash equivalents, and restricted cash at end of period	$—

Reconciliation of cash, cash equivalents and restricted cash:
Cash and cash equivalents	$—
Restricted cash	—

Total cash, cash equivalents, and restricted cash	$—

Non-cash financing activities:
Unpaid deferred offering costs	$277,485

The accompanying notes are an integral part of these financial statements.

PATHFINDER DIGITAL ASSETS LLC

NOTES TO FINANCIAL STATEMENTS

1.	Organization

a)	Nature of Operations

Pathfinder Digital Assets LLC (“Pathfinder” or the “Company”) was incorporated in Delaware on July 18, 2025 (“inception”), as a wholly owned subsidiary of Ripple Labs, Inc. (“Ripple” or the “Parent”). The Company is designed to function as an operational entity within Ripple’s ecosystem rather than as a public investment vehicle, supporting Ripple’s long-term vision for innovation and growth in digital finance.

As of the date of these financial statements, the Company has not commenced material operations beyond initial formation activities and preparatory steps related to the Proposed Business Combination (as defined and described in Note 7 Subsequent Events).

b)	Liquidity and Capital Resources

The Company has an accumulated deficit of $104,166, as of September 30, 2025, which represents costs incurred by the Company since inception. As of September 30, 2025, the Company has no cash holdings. Since inception, the Company has incurred operating losses. The Company’s Parent will pay for the expenses incurred by the Company through the period from inception to September 30, 2025. Management expects to continue to incur additional losses in future periods due to expansion of operational infrastructure.

On October 19, 2025, the Company and Evernorth Holdings Inc. (“Evernorth”) entered into a contribution agreement with Ripple where Ripple contributed 126,791,458 XRP to the Company (see Note 7 Subsequent Events), which can be liquidated to fund operational costs for the Company.

2.	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The financial statements of the Company are presented in conformity with accounting principles generally accepted in the United States of America (“US GAAP”) and pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”). The Company’s fiscal year ends on December 31.

The statement of operations for the period from inception to September 30, 2025 reflects all expenses and activities directly attributable to the Company.

(b)	Use of Estimates

The preparation of the financial statements, in conformity with GAAP, requires management to make estimates and judgments that affect the amounts reported in the financial statements and accompanying notes. On an on-going basis, the Company evaluates its estimates, including, but not limited to, those related to accrued liabilities.

The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets, liabilities, and equity that are not readily apparent from other sources. Actual results and outcomes could differ from these estimates and assumptions.

(c)	Segment Reporting

The Company has determined that it operates in a single operating and reportable segment. The Chief Executive Officer serves as the Chief Operating Decision Maker (“CODM”), responsible for evaluating performance and allocating resources. For the period presented, the Company’s activities were limited to initial formation and preparatory steps related to the Proposed Business Combination. No material operations or revenue-generating activities had commenced.

General and administrative expenses incurred during the period totaled $104,166 primarily consisted of consulting fees. The CODM assesses segment performance based on net loss, which is the measure of segment profit or loss reported in the statement of operations. Segment expense information provided to the CODM is based on the expense categories presented in the financial statements. The measure of segment assets are the total assets as reported on the balance sheets.

(d)	Deferred Offering Costs

The Company defers certain legal, professional, accounting and other third-party fees that are directly associated with proposed offerings of securities, including the Proposed Business Combination, as deferred offering costs until such financings are consummated. After consummation of the financing, these costs are recorded as a reduction of the proceeds received from the equity financing. If a planned equity financing is abandoned, the deferred offering costs are expensed immediately as a charge to operating expenses in the statement of operations.

The Company had $277,485 of deferred offering costs recorded as of September 30, 2025.

(e)	Income Tax

The Company is treated as a pass-through entity for income tax purposes. As such, the Company does not incur income taxes at the entity level. Instead, its taxable income or loss is included in the tax returns of its Parent. Accordingly, no provision for income taxes has been recorded in these financial statements. The Company evaluates uncertain tax positions in accordance with ASC 740, Income Taxes, and has determined that there are no material uncertain tax positions requiring recognition or disclosure.

(f)	General and administrative expenses

General and administrative expenses primarily consist of consulting fees.

3.	Recent Accounting Pronouncements

In November 2023, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, (“ASU 2023-07”) which expands disclosures about a public business entity’s reportable segments and provides for more detailed information about a reportable segment’s expenses.

ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, and requires retrospective application to all prior periods presented in the financial statements. Early adoption is permitted. The Company adopted this standard at inception. Additional details regarding the enhanced disclosures for the Company’s single reportable segment are included in Note 2 to the financial statements.

In December 2023, the FASB issued ASU 2023-08, Accounting for and Disclosure of Crypto Assets (Topic 350), which provides new guidance for the accounting and disclosure of certain crypto assets. ASU 2023-08 requires entities to measure in-scope digital assets at fair value, with changes in fair value recognized in net income each reporting period. The standard also requires enhanced disclosures, including information about significant holdings, contractual sale restrictions, and changes in such holdings during the reporting period.

ASU 2023-08 is effective for fiscal years beginning after December 15, 2024, including interim periods within those fiscal years. Early adoption is permitted. The Company adopted this standard at inception and noted no impact on its financial statements upon adoption..

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. ASU 2024-03 requires public business entities to provide enhanced disclosures in the notes to the financial statements that disaggregate certain expense captions presented on the face of the income statement into specified natural expense categories, including purchases of inventory, employee compensation, depreciation, intangible asset amortization, and, for certain industries, depletion expenses. The new standard also requires a narrative disclosure of total selling expenses and a description of what is included in selling expenses.

ASU 2024-03 is effective for annual reporting periods beginning after December 15, 2026, and interim periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impact of adopting ASU 2024-03 on its financial statement disclosures.

4.	Commitments and Contingencies

Loss Contingencies

In the normal course of business, the Company may be involved in claims and legal proceedings. The Company records a liability for such matters when it is probable that a loss has been incurred and the amounts can be reasonably estimated. When only a range of possible loss can be established, the most probable amount in the range is accrued. If no amount within this range is a better estimate than any other amount within the range, the minimum amount in the range is accrued. Legal costs associated with these loss contingencies are expensed as incurred.

Transaction Fees upon Business Combination

The Company has entered into two engagement letters with an investment bank in connection with the Proposed Business Combination. Under the terms of these agreements, the Company may be obligated to pay the investment bank the following fees:

•	An advisory fee of $4,000,000, payable upon consummation of the Proposed Business Combination.

•

A placement fee calculated as 4% of eligible proceeds from private investment in public equity transactions (“PIPE”) or private placements. The placement fee may increase for any amount remaining in the SPAC trust account at closing as a result of any non-redemption agreements entered into by the SPAC or the Company.

The Company will pay these contingent fees only upon successful closing of the Proposed Business Combination and therefore no accrual has been made as of September 30, 2025.

As part of this arrangement, the Company is responsible for reimbursing the investment bank for expenses incurred in an aggregate amount not to exceed $500,000. As of September 30, 2025, the Company recorded an accrued liability of $277,485 for its estimate of reimbursable expenses.

5.	Related Party Transactions

Related Party Transactions with the Parent

Since inception and through the period ended September 30, 2025, the Company has not raised any capital and has no revenue-generating activities. The Company’s Parent will pay for the expenses incurred by the Company through the period from inception to September 30, 2025. There was no other funding arrangement in place regarding any future amounts and no guarantees have been provided by its Parent.

On October 19, 2025, the Company entered into a contribution agreement with Ripple where Ripple contributed 126,791,458 XRP (“Contributed XRP”) to the Company in exchange for additional units of the Company (see Note 7 Subsequent Events).

6.	Member’s equity

Pathfinder is a single-member limited liability company. As of September 30, 2025, the Parent is the Company’s only member. No other membership interests were issued or outstanding.

7.	Subsequent Events

a)	Proposed Business Combination

On October 19, 2025, the Company, Evernorth, Ripple, Armada Acquisition Corp. II (“Armada”), Evernorth Company Merger Sub LLC (“Company Merger Sub”) and Evernorth Corporate Merger Sub Inc. (“SPAC Merger Sub”), wholly-owned subsidiaries of Evernorth entered into a definitive Business Combination Agreement (“BCA”). The BCA provides for a series of transactions whereby, among other things, Armada will domesticate from a Cayman Islands exempted company into a Delaware corporation prior to closing, and on closing, Company Merger Sub and SPAC Merger Sub will merge with and into the Company and Armada, respectively, resulting in the Company and Armada each becoming wholly owned by Evernorth (collectively, the “Mergers” or “Proposed Business Combination.”) Upon consummation of the Mergers, Evernorth will be the publicly traded parent company of the combined entities (“Pubco”).

b)	Contribution Agreement

Concurrent with the BCA, on October 19, 2025, the Company and Evernorth entered into a contribution agreement with Ripple where Ripple contributed 126,791,458 XRP to the Company in exchange for additional units of the Company. The number of units is calculated as the quotient of a) the product of the Contributed XRP and the volume-weighted average price of XRP denominated in USD on the day immediately preceding the date on which the BCA is signed and b) $10.00. The Contribution Agreement also includes an adjustment provision whereby the number of shares issued may be modified based on the actual XRP price at closing date of the BCA (“Closing Date”), subject to a pricing formula defined in the agreement.

These units will be exchanged for Pubco Class A Common Shares at closing of the BCA, provided that conversions will only be made up to a 9.9% ownership threshold (including any ownerships held by affiliates of Ripple) in Pubco; any excess will remain as units in the Company.

c)	Advance and Delayed Subscription Agreements

Concurrently, the Company, Evernorth, and Armada entered into subscription agreements with various institutional and accredited investors on October 19, 2025 to secure additional funding for the Mergers (“Advance and Delayed Subscription Agreements”.) The Advance and Delayed Subscription Agreements include the following capital commitments at closing:

Advance Funding: Certain investors contributed a total of $214,050,000 in cash by October 23, 2025 and 600,000 XRP by October 24, 2025 to Evernorth (“Advance Funding Agreements”). The cash received from the Advanced Funding was used by Evernorth to purchase 84,365,876 XRP which was received partially on October 31, 2025 with the remainder by November 6, 2025. These investors agreed to purchase newly issued shares of Pubco Class A Common Stock at closing at $10.00 per share equity valuation. The Advance Funding Agreements include an adjustment provision whereby the number of shares issued may be modified based on the actual XRP price at Closing Date, subject to a pricing formula defined in the agreement. The XRP was placed into an escrow in an unencumbered digital custody wallet in the name of Pubco, but for the benefit of all such private placement investors, pending completion of the Proposed Business Combination.

Delayed Funding: Additional investors committed $10,500,000 cash and 200,000 XRP, which will be delivered at the Closing Date. These investors will receive Pubco Class A Common Stock at a $10.00 per share equity valuation.

d)	Series C Subscription Agreement

On October 19, 2025, the Company, Evernorth, and Armada entered into a Series C subscription agreement with Arrington XRP Capital Fund, LP (“Sponsor”) (“Series C Subscription Agreement”.) RippleWorks, Inc. (“RippleWorks”) contributed 211,319,096 XRP to the Sponsor which is subject to the Sponsor’s obligation to invest all of the XRP received from RippleWorks for shares of Pubco pursuant to the Series C Subscription Agreement. Rippleworks is a limited partner of the Sponsor.

Under the Series C Subscription Agreement, the Sponsor contributed the subscription price of 211,319,096 XRP tokens on October 23, 2025 to an unencumbered digital custody wallet in the name of Pubco, and in return, will receive combination of Pubco Class A Common Stock and Class C Common Stock (collectively, the “Series C Subscribed Shares”) at closing. The Sponsor will receive a number of Class A shares such that, immediately after the closing of the Transaction and related transactions, the Sponsor will beneficially own 19.9% of the outstanding voting shares, with the remaining shares issued as Class C Common Stock in Pubco which are nonvoting shares.

e)	Ripple Party Entity Subscription

Concurrently, on October 19, 2025, the Company, Evernorth, and Armada entered into a subscription agreement with an investor affiliated with Ripple (the “Ripple Party Entity”), to facilitate a private placement of equity interests in Pubco (“Ripple Party Entity Subscription Agreement”.) Under the agreement, Ripple Party Entity committed to purchase equity interests in Pubco in exchange for 50,000,000 tokens of XRP, subject to the terms and conditions of the agreement. The 50,000,000 XRP was transferred on October 20, 2025 and was placed into an escrow in an unencumbered digital custody wallet in the name of Pubco, but for the benefit of the Ripple Party Entity, pending completion of the Proposed Business Combination. The subscription will be settled on the Closing Date. The Ripple Party Entity will receive a combination of Pubco Class A Common Stock and units in the Company (“Pathfinder Units”), structured to ensure that Ripple and the Ripple Party Entity combined do not exceed 9.9% ownership of Pubco immediately following the closing of the transaction. Any excess equity interests beyond this ownership threshold will be issued in the form of Pathfinder Units rather than Pubco Class A Common Stock.

Management has evaluated all subsequent events through November 12, 2025, the date the financial statements were available to be issued, and determined that no other events requiring disclosure have occurred.

Annex A

BUSINESS COMBINATION AGREEMENT

by and among

ARMADA ACQUISITION CORP. II,

as SPAC,

EVERNORTH HOLDINGS INC.,

as Pubco,

EVERNORTH CORPORATE MERGER SUB INC.,

as SPAC Merger Sub,

PATHFINDER DIGITAL ASSETS LLC,

as the Company,

EVERNORTH COMPANY MERGER SUB LLC,

as Company Merger Sub,

and

RIPPLE LABS INC.,

as Ripple

October 19, 2025

i

ii

iii

EXHIBITS

Exhibit A	Form of SPAC Certificate of Incorporation
Exhibit B	Form of SPAC Bylaws
Exhibit C	Form of Sponsor Support Agreement
Exhibit D	Form of Advanced Funding Subscription Agreement
Exhibit E	Form of Delayed Funding Subscription Agreement
Exhibit F	Form of Specified Funding Subscription Agreement
Exhibit G	Form of Ripple Affiliate Subscription Agreement
Exhibit H	Form of Amended and Restated Registration Rights Agreement
Exhibit I	Form of Tax Receivable Agreement
Exhibit J	Form of Lock-Up Agreement
Exhibit K	Form of ESPP
Exhibit L	Form of Equity Plan
Exhibit M	Form of Plan of Domestication
Exhibit N	Form of Certificate of Incorporation of the SPAC Surviving Subsidiary
Exhibit O	Form of Articles of Incorporation of Pubco

iv

BUSINESS COMBINATION AGREEMENT

This Business Combination Agreement (this “Agreement”) is made and entered into as of October 19, 2025, by and among (a) Armada Acquisition Corp. II, a Cayman Islands exempted company (“SPAC”), (b) Evernorth Holdings Inc., a Nevada corporation (“Pubco”), (c) Pathfinder Digital Assets LLC, a Delaware limited liability company (the “Company”), (d) Evernorth Corporate Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Pubco (“SPAC Merger Sub”), (e) Evernorth Company Merger Sub LLC, a Delaware limited liability company and wholly owned subsidiary of Pubco (“Company Merger Sub” and, together with SPAC Merger Sub, the “Merger Subs”), and (f) Ripple Labs Inc., a Delaware corporation (“Ripple”). SPAC, Pubco, the Company, SPAC Merger Sub, Company Merger Sub and Ripple are referred to herein individually as a “Party” and, collectively, as the “Parties”. Certain capitalized terms used in this Agreement are defined in Section 1.1.

RECITALS:

WHEREAS, the Parties desire and intend to effect a business combination transaction whereby (a) Company Merger Sub will merge with and into the Company, with the Company continuing as the surviving company (the “Company Merger”), with holders of Company units (each, a “Company Unit”) receiving one share of Class A common stock, par value $0.001 per share, of Pubco (“Pubco Class A Common Stock”) for each Company Unit, subject to certain limitations imposed on the Ripple Parties as set forth in Section 2.8(a), and (b) simultaneously with the Company Merger, SPAC Merger Sub will merge with and into SPAC, with SPAC continuing as the surviving entity (the “SPAC Merger” and, together with the Company Merger, the “Mergers” and, together with the other transactions contemplated by this Agreement and the Ancillary Documents, the “Transactions”), with (x) shareholders of SPAC receiving one share of Pubco Class A Common Stock for each SPAC Common Share held by such shareholders and (y) warrantholders of SPAC receiving one warrant to purchase one share of Pubco Class A Common Stock for each warrant to purchase one SPAC Class A Share held by such warrantholders, in accordance with the terms and subject to the conditions set forth in this Agreement and, upon the consummation of the Mergers and the Transactions, Pubco will become a publicly traded company, in each case upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, at least one Business Day prior to the Closing Date, SPAC will de-register from the Register of Companies in the Cayman Islands by way of continuation out of the Cayman Islands and into the State of Delaware so as to migrate to and domesticate as a Delaware corporation (the “SPAC Domestication”) in accordance with SPAC’s Organizational Documents, Section 388 of the Delaware General Corporation Law (the “DGCL”) and Part 12 of the Companies Act (as amended) of the Cayman Islands (the “Cayman Companies Act”), upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, simultaneously with the SPAC Domestication, SPAC will file a certificate of incorporation with the Secretary of State of the State of Delaware, substantially in the form attached as Exhibit A (the “SPAC Certificate of Incorporation”) and adopt bylaws substantially in the form set forth on Exhibit B, in each case with such changes as may be agreed in writing by SPAC and Ripple;

WHEREAS, on the date hereof, (a) SPAC Merger Sub is a wholly owned subsidiary of Pubco, and is treated as a corporation for U.S. federal income tax purposes, and (b) Company Merger Sub is a wholly owned subsidiary of Pubco, and is treated as an entity disregarded as separate from Pubco for U.S. federal income tax purposes;

WHEREAS, simultaneously with the execution and delivery of this Agreement, in connection with the Transactions, Arrington XRP Capital Fund, LP, a Delaware limited partnership (solely in its capacity as sponsor of the SPAC, “Sponsor”), is entering into a Sponsor Support Agreement substantially in the form set forth on Exhibit C (the “Sponsor Support Agreement”), providing that, among other things, Sponsor will vote its SPAC Common Shares in favor of the adoption and approval of this Agreement and the Transactions;

WHEREAS, on the date of this Agreement, the Advanced Funding Investors have agreed to make a private investment in Pubco by funding into a custody account, within four Business Days of the date hereof, cash and XRP, with such cash to be used to purchase XRP, and all such purchased and funded XRP to be contributed to the Company simultaneously with the Closing in exchange for the purchase and subscription of Pubco Class A Common Stock (the “Advanced Funding”) pursuant to subscription agreements entered into on the date hereof substantially in the form set forth on Exhibit D (the “Advanced Funding Subscription Agreements”);

WHEREAS, on the date of this Agreement, the Delayed Funding Investors have agreed to make a private investment in Pubco by agreeing to purchase and subscribe for, simultaneously with the Closing, a number of shares of Pubco Class A Common Stock equal to the aggregate value of the cash and XRP invested by the Delayed Funding Investors in Pubco (the “Delayed Funding”) pursuant to subscription agreements entered into on the date hereof substantially in the form set forth on Exhibit E (the “Delayed Funding Subscription Agreements”);

WHEREAS, on the date of this Agreement, the Specified Investor has agreed to make a private investment in Pubco (the “Specified Funding”) by agreeing to purchase and subscribe for Pubco Class A Common Stock and Pubco Class C Common Stock (the “Specified Funding Pubco Stock”) by (x) funding into a custody account, within four Business Days of the date hereof, XRP, and providing for the contribution of such XRP to the Company simultaneously with the Closing and such subscription or (y) making an XRP contribution to the Company simultaneously with the Closing, in each case pursuant to the subscription agreement entered into on the date hereof substantially in the form set forth on Exhibit F (the “Specified Funding Subscription Agreement”);

WHEREAS, on the date of this Agreement, certain of the Ripple Parties (the “Ripple Affiliate Investors”) have agreed to make a private investment in Pubco and the Company by funding into a custody account, within four Business Days of the date hereof, cash and XRP, with such cash to be used to purchase XRP, and all such purchased and funded XRP to be contributed to either (x) Pubco simultaneously with the Closing in exchange for the purchase and subscription of Pubco Class A Common Stock (the “Ripple Affiliate Pubco Funding”) or (y) the Company simultaneously with the Closing in exchange for the purchase and subscription of Company Units (the “Ripple Affiliate Funding”) pursuant to subscription agreements entered into on the date hereof substantially in the form set forth on Exhibit G (the “Ripple Affiliate Company Funding” and together with the Ripple Affiliate Pubco Funding, the “Ripple Affiliate Subscription Agreements”);

WHEREAS, on the date hereof, Ripple and the Company have entered into a Contribution Agreement (the “Contribution Agreement”), pursuant to which, within four Business Days of the date hereof, Ripple shall contribute XRP to the Company upon the terms and subject to the conditions set forth therein (the “Contribution”);

WHEREAS, at or prior to the Closing, Pubco, SPAC and the warrant agent thereunder shall have entered into an Assignment Assumption and Amendment Agreement to the SPAC Warrant Agreement in a form to be mutually agreed by the Parties (the “Warrant Assignment, Assumption and Amendment Agreement”) pursuant to which SPAC assigns to Pubco all of its rights, interests and obligations in and under the SPAC Warrant Agreement, which amends the SPAC Warrant Agreement to, among other things, change all references to Warrants (as such term is defined therein) to Pubco Warrants (and all references to Class A Ordinary Shares (as such term is defined therein) underlying such warrants to Pubco Class A Common Stock) and to cause each outstanding Pubco Warrant to represent the right to acquire, from the date on which such Pubco Warrant becomes exercisable, one whole share of Pubco Class A Common Stock;

WHEREAS, concurrently with the Closing, Sponsor, Pubco, Ripple and the other parties thereto shall enter into an amended and restated registration rights agreement of Pubco and cover the resale of the shares of Pubco Stock held from time to time by the parties thereto substantially in the form set forth on Exhibit H (the “Amended and Restated Registration Rights Agreement”);

2

WHEREAS, at or prior to the Closing, the Company, Pubco, Ripple, and certain Ripple Affiliate Investors shall enter into a tax receivable agreement substantially in the form set forth on Exhibit I (the “Tax Receivable Agreement”) providing for certain payments and making certain arrangements with respect to certain tax benefits derived by Pubco and other tax matters;

WHEREAS, concurrently with the Closing, Ripple, certain Ripple Affiliate Investors and Sponsor shall enter into a Lock-Up Agreement with Pubco substantially in the form set forth on Exhibit J (each, a “Lock-Up Agreement”), pursuant to which the parties thereto (and their respective assignees) shall agree not to sell, dispose of, or transfer its shares of Pubco Stock or Pubco Warrants for a period of six months after the Closing, or earlier based upon the occurrence of certain events described therein;

WHEREAS, concurrently with the Closing, the Company, Pubco, Ripple, and the other parties thereto, if any, shall enter into an amended and restated limited liability company agreement of the Company in a form to be mutually agreed by the Company and SPAC (the “A&R Company LLCA”);

WHEREAS, the board of directors of SPAC (the “SPAC Board”) has unanimously: (a) determined that this Agreement and the Ancillary Documents to which SPAC is a party and the Transactions are advisable and in the best interests of SPAC and SPAC’s shareholders; (b) authorized and approved the execution, delivery and performance by SPAC of this Agreement and the Ancillary Documents to which SPAC is a party and the Transactions; (c) approved the Transactions as a Business Combination; and (d) recommended the adoption and approval of this Agreement and the Ancillary Documents to which SPAC is a party and the Transactions by the SPAC’s shareholders;

WHEREAS, the board of directors of Pubco has unanimously: (a) determined that this Agreement and the Ancillary Documents to which Pubco is a party and the Transactions are advisable and in the best interests of Pubco and its stockholders; and (b) authorized and approved the execution, delivery and performance by Pubco of this Agreement and the Ancillary Documents to which Pubco is a party and the Transactions;

WHEREAS, the board of directors of SPAC Merger Sub has unanimously: (a) determined that this Agreement and the Ancillary Documents to which SPAC Merger Sub is a party and the Transactions are advisable and in the best interests of SPAC Merger Sub and its sole stockholder; (b) authorized and approved the execution, delivery and performance by SPAC Merger Sub of this Agreement and the Ancillary Documents to which SPAC Merger Sub is a party and the Transactions; and (c) recommended the adoption and approval of this Agreement and the Ancillary Documents to which SPAC Merger Sub is a party by SPAC Merger Sub’s sole stockholder;

WHEREAS, the board of directors of Ripple has unanimously: (a) determined that this Agreement and the Ancillary Documents to which Ripple is a party and the Transactions are advisable and in the best interests of Ripple and its stockholders; and (b) authorized and approved the execution, delivery and performance by Ripple of this Agreement and the Ancillary Documents to which Ripple is a party and the Transactions;

WHEREAS, Ripple and Pubco, in their respective capacities as the managing members of the Company and Company Merger Sub, respectively, have (a) determined that this Agreement and the Ancillary Documents to which the Company and Company Merger Sub, respectively, is a party and the Transactions are advisable and in the best interests of the Company and Company Merger Sub, respectively; and (b) authorized and approved the execution, delivery and performance by the Company and Company Merger Sub, respectively, of this Agreement and the Ancillary Documents to which the Company and Company Merger Sub, respectively, is a party and the Transactions; and

WHEREAS, immediately following the Closing, Pubco will contribute substantially all of its assets (other than stock in SPAC Surviving Subsidiary and Company Units owned by it) and the SPAC Surviving Subsidiary will contribute substantially all of its assets to the Company in exchange for Company Units (such contributions,

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together, the “Post-Closing Contribution”) and, concurrently with the Post-Closing Contribution, the SPAC Surviving Subsidiary shall be admitted as a member of the Company.

NOW, THEREFORE, in consideration of the premises set forth above, which are incorporated in this Agreement as if fully set forth below, and the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound hereby, the Parties agree as follows:

ARTICLE I

DEFINITIONS

1.1 Certain Definitions. For purpose of this Agreement, the following capitalized terms have the following meanings:

“Action” means any claim, demand, charge, action, suit, litigation, audit, settlement, complaint, stipulation, assessment or arbitration, or any request (including any subpoena or request for information) or inquiry, hearing, proceeding or investigation, by or before any Person, including any Governmental Authority.

“Additional Permitted Financing” means the subscription or purchase by an investor after the date of this Agreement of securities to be issued or guaranteed by Pubco, the Company or SPAC, as applicable (or of securities exercisable, convertible or exchangeable into securities to be issued or guaranteed by Pubco, the Company or SPAC, as applicable), including ordinary or common shares, preferred shares, convertible or exchangeable bonds or notes (secured or unsecured), promissory notes, warrants or other securities, in each case, as and to the extent consented to in writing by SPAC, Pubco and the Company (which consent may be withheld in the sole and absolute discretion of the party asked to provide consent).

“Advanced Funding Investors” means those Persons who are participating in the Advanced Funding pursuant to an Advanced Funding Subscription Agreement entered into with Pubco, the Company and SPAC as of the date of this Agreement.

“Affiliate” means, with respect to any specified Person, any other Person that directly or indirectly controls, is controlled by or is under common control with such specified Person as of the date on which, or at any time during the period for which, the determination of affiliation is being made. For the purposes of this definition, the term “control,” when used with respect to any specified Person, means the power to direct or cause the direction of the management or policies of such Person, directly or indirectly, whether through the ownership of voting securities, by Contract or otherwise; and the terms “controlling,” “controlled” or “under common control with” have correlative meanings; provided, that Ripple and the Ripple Parties and their respective Affiliates, on the one hand, shall not be considered Affiliates of Pubco, the Company or the Merger Subs or any of their respective controlled Affiliates, on the other hand (and vice versa), except for purposes of the definition of “Company Confidential Information”, Article XI and Section 12.13.

“Ancillary Documents” means each agreement, instrument or document attached hereto as an Exhibit, and the other agreements, certificates and instruments to be executed or delivered by any of the Parties in connection with or pursuant to this Agreement or the Transactions, including the Contribution Agreement, the Sponsor Support Agreement, the Lock-Up Agreements, the Amended and Restated Registration Rights Agreement, the Tax Receivable Agreement, the XRP Subscription Agreements, any agreements relating to or instruments governing any Additional Permitted Financing, the Pubco A&R Organizational Documents, the Warrant Assignment, Assumption and Amendment Agreement and the A&R Company LLCA.

“Available Transaction Cash” means an amount of cash equal to (a) the gross cash proceeds from the Advanced Funding and the Delayed Funding pursuant to the Advanced Funding Subscription Agreements and the Delayed Funding Subscription Agreements, respectively, plus (b) the aggregate amount of cash contained in

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the Trust Account immediately prior to the Closing (not giving effect to any Redemptions) less the Redemption Amount.

“Beneficial Ownership” has the meaning set forth in Section 13d-3 of the Exchange Act, and the terms “Beneficially Owning,” “Beneficially Owned” or “Beneficial Owner” have correlative meanings.

“Benefit Plans” of any Person means any and all deferred compensation, executive compensation, incentive compensation, equity purchase or other equity-based compensation plan, employment or consulting, severance or termination pay, holiday, vacation or other bonus plan or practice, hospitalization or other medical, life or other insurance, supplemental unemployment benefits, profit sharing, pension or retirement plan, program, agreement, commitment or arrangement, and each other employee benefit plan, program, agreement or arrangement, including each “employee benefit plan” as such term is defined under Section 3(3) of ERISA, maintained or contributed to or required to be contributed to by a Person for the benefit of any employee or terminated employee of such Person, or with respect to which such Person has any Liability, whether direct or indirect, actual or contingent, whether formal or informal, and whether legally binding or not.

“Business Combination” has the meaning set forth in the SPAC Memorandum and Articles as in effect on the date hereof.

“Business Day” means any day other than a Saturday, Sunday or a legal holiday on which commercial banking institutions in New York, New York or the Cayman Islands are authorized to close for business.

“Cayman Registrar” means the Registrar of Companies of the Cayman Islands.

“Code” means the Internal Revenue Code of 1986.

“Company Confidential Information” means all confidential or proprietary documents and information, whether written, oral, electronic, in visual form or in any other media, concerning Pubco, the Merger Subs, the Company or Ripple or any of their respective Affiliates or Representatives, furnished in connection with this Agreement or the Transactions; provided, however, that Company Confidential Information shall not include any information which, (a) at the time of disclosure by any Party, any Affiliates thereof or any of their respective Representatives, is generally available publicly and was not disclosed in breach of this Agreement or an applicable confidentiality agreement or (b) at the time of the disclosure by any Party, any Affiliates thereof or any of their respective Representatives, was previously known by such receiving party without violation of Law or any confidentiality obligation by the Person receiving such Company Confidential Information.

“Company Fundamental Representations” means the representations and warranties made by the Company pursuant to Section 6.1 (Organization and Standing), Section 6.2 (Authorization; Binding Agreement), Section 6.3 (Capitalization), Section 6.5(a) (Non-Contravention), and Section 6.12 (Finders and Brokers).

“Company Members” means, collectively, all Persons who hold membership interests in the Company immediately prior to the Company Merger.

“Company Merger Sub Units” means the membership interests of Company Merger Sub.

“Consent” means any consent, approval, waiver, authorization or Permit of, or notice to or declaration or filing with, any Governmental Authority or any other Person.

“Contracts” means all legally binding contracts, agreements, arrangements, bonds, notes, indentures, mortgages, debt instruments, purchase orders, licenses (and all other legally binding contracts, agreements or arrangements concerning Intellectual Property), franchises, leases and other instruments or obligations of any kind, written or oral.

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“Delayed Funding Investors” means those Persons who are participating in the Delayed Funding pursuant to a Delayed Funding Subscription Agreement entered into with Pubco, the Company and SPAC as of the date of this Agreement.

“DTC” means the Depository Trust Company.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ESPP” means the employee stock purchase plan in substantially the form attached as Exhibit K (with such changes prior to the Closing as may be agreed between SPAC and Ripple).

“Exchange Act” means the Securities Exchange Act of 1934.

“Expenses” means, collectively, the SPAC Expenses and the Ripple Expenses.

“Equity Plan” means the equity incentive plan in substantially the form attached as Exhibit L (with such changes prior to the Closing as may be agreed between SPAC and Ripple).

“Former Sponsor” means Armada Sponsor II, LLC, a Delaware limited liability company.

“Fraud” means actual and intentional fraud, with elements of scienter and reliance, under the Laws of the State of Delaware, in the making of any representations and warranties contained in this Agreement.

“Fraud Claim” means any Action to the extent based upon Fraud.

“GAAP” means generally accepted accounting principles as in effect in the United States of America.

“Governmental Authority” means any federal, state, local, foreign or other governmental, quasi-governmental or administrative body, instrumentality, department or agency or any court, tribunal, administrative hearing body, arbitration panel, commission or other similar dispute-resolving panel or body with competent jurisdiction (including Nasdaq).

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Indebtedness” of any Person means, without duplication, (a) all indebtedness of such Person for borrowed money (including the outstanding principal and accrued but unpaid interest), (b) all obligations for the deferred purchase price of property or services or capitalized leases, as determined in accordance with GAAP (other than trade payables incurred in the ordinary course of business), (c) any other indebtedness of such Person that is evidenced by a note, bond, debenture, credit agreement or similar instrument, (d) all obligations of such Person for the reimbursement of any obligor on any line or letter of credit, banker’s acceptance, guarantee or similar credit transaction, in each case, that has been drawn or claimed against, (e) all obligations of such Person in respect of acceptances issued or created, (f) all interest rate and currency swaps, caps, collars and similar agreements or hedging devices under which payments are obligated to be made by such Person, whether periodically or upon the happening of a contingency, (g) all obligations secured by a Lien on any property of such Person, (h) any premiums, prepayment fees or other penalties, fees, costs or expenses associated with payment of any Indebtedness of such Person, (i) accrued but unpaid severance costs or bonuses, or underfunded defined benefit pension obligations or non-qualified deferred compensation obligations (and, in each case, any employer portion of unemployment, social security, payroll or similar Tax payable in connection therewith) and (j) all obligation described in clauses (a) through (i) above of any other Person which is directly or indirectly guaranteed by such Person or which such Person has agreed (contingently or otherwise) to purchase or otherwise acquire or in respect of which it has otherwise assured a creditor against loss.

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“Intellectual Property” means trade marks, service marks, rights in trade names, business names, logos or get-up, goodwill and the right to sue for passing off, patents, supplementary protection certificates, rights in inventions, proprietary processes, formulae, models and methodologies, registered and unregistered design rights, copyrights (including rights in software), database rights, image rights, rights to publicity and rights to personality and moral rights and rights of attribution and integrity, rights in domain names and URLs and social media presence accounts, and all other similar intellectual property rights in any part of the world (including in confidential information and trade secrets) and whether registered or not, including, where such rights are obtained or enhanced by registration, any registration of such rights and applications and any rights to apply for and be granted, registrations, renewals, extensions, continuations or restorations of, and rights to claim priority from such registrations.

“Investment Company Act” means the United States Investment Company Act of 1940.

“IPO” means the initial public offering of SPAC Units pursuant to the IPO Prospectus.

“IPO Prospectus” means the final prospectus of SPAC, dated as of May 14, 2025, and filed with the SEC on May 15, 2025 (File No. 333-286110).

“Knowledge” means, with respect to any Party, the actual knowledge of its directors and executive officers, after reasonable inquiry.

“Law” means any federal, state, local, municipal, foreign or other law, statute, legislation, principle of common law, ordinance, code, edict, decree, proclamation, treaty, convention, rule, regulation, directive, requirement, writ, injunction, settlement, Order or Consent that is or has been issued, enacted, adopted, passed, approved, promulgated, made, implemented or otherwise put into effect by or under the authority of any Governmental Authority.

“Liabilities” means any and all liabilities, Indebtedness, or obligations of any nature (whether absolute, accrued, contingent or otherwise, whether known or unknown, whether direct or indirect, whether matured or unmatured, whether due or to become due and whether or not required to be recorded or reflected on a balance sheet under GAAP or other applicable accounting standards), including Tax liabilities due or to become due.

“Lien” means any mortgage, pledge, security interest (including any created by Law), attachment, option, proxy, voting trust, encumbrance, license, covenant not to sue, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof), restriction (whether on voting, sale, transfer, disposition or otherwise), any subordination arrangement in favor of another Person, or any filing or agreement to file a financing statement as debtor under the Uniform Commercial Code or any similar Law.

“Material Adverse Effect” means, with respect to any specified Person, any fact, event, occurrence, change or effect that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect upon (a) the business, assets, Liabilities, results of operations, or condition (financial or otherwise) of such Person and its Subsidiaries, taken as a whole, or (b) the ability of such Person or any of its Subsidiaries to consummate the Transactions contemplated by this Agreement or the Ancillary Documents to which it is a party or bound or to perform its obligations hereunder or thereunder; provided, however, any changes or effects directly or indirectly attributable to, resulting from, relating to or arising out of the following (by themselves or when aggregated with any other, changes or effects) shall not be deemed to be, constitute or be taken into account when determining whether there has or may, would or could have occurred a Material Adverse Effect: (i) general changes in the financial or securities markets (including changes in interest rates) or general economic or political conditions in the country or region in which such Person or any of its Subsidiaries do business; (ii) changes, conditions or effects that generally affect the industries or markets in which such Person or any of its Subsidiaries principally operate; (iii) changes in the price or trading volume of XRP (provided that the underlying cause of any such event, occurrence, change or effect in the price or trading volume may be

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considered in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur to the extent not excluded by another exception herein); (iv) any proposal, enactment or change in interpretation of, or any other change in, applicable Laws, GAAP or other applicable accounting principles or mandatory changes in the regulatory accounting requirements applicable to any industry in which such Person and its Subsidiaries principally operate; (v) conditions caused by acts of God, natural disasters, terrorism (including cyberterrorism), war (whether or not declared, and including cyber warfare), cyber attacks, escalation of hostilities, geopolitical conditions, local, national or international political conditions or any outbreak or continuation of an epidemic or pandemic or the effects of the actions of any Governmental Authority or Laws or other responses with respect thereto; (vi) the taking of any action required by the terms of this Agreement (but excluding compliance with, or the taking of any action or omission required to comply with, Section 8.2(a) or Section 8.3(a)) or any Ancillary Document; and (vii) any failure in and of itself by such Person and its Subsidiaries to meet any internal or published budgets, projections, forecasts or predictions of financial performance for any period (provided that the underlying cause of any such failure may be considered in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur to the extent not excluded by another exception herein); provided, further, however, that any event, occurrence, fact, condition or change referred to in clauses (i), (ii), (iii), (iv), (v) and (vii) immediately above shall be taken into account in determining whether a Material Adverse Effect has occurred or could reasonably be expected to occur to the extent that such event, occurrence, fact, condition or change has a disproportionate and adverse effect on such Person or any of its Subsidiaries compared to similarly situated participants in the industries in which such Person or any of its Subsidiaries primarily conducts its businesses. Notwithstanding the foregoing, with respect to SPAC, the amount of the Redemption or the failure to obtain the Required Shareholder Approval shall not in and of itself be deemed to be a Material Adverse Effect on or with respect to SPAC provided that the underlying causes of any such Redemption or failure to obtain the Required Shareholder Approval may be considered in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur to the extent not excluded by another exception herein.

“MNDA” means that certain Mutual Non-Disclosure Agreement, dated as of September 1, 2025, by and between the Company and SPAC.

“Nasdaq” means The Nasdaq Stock Market LLC.

“Order” means any order, decree, ruling, judgment, injunction, writ, determination, binding decision, verdict, judicial award or other action that is or has been made, entered, rendered or otherwise put into effect by or under the authority of any Governmental Authority.

“Organizational Documents” means, with respect to any Person, (a) that is a corporation or company, its certificate of incorporation and bylaws, and/or memorandum and articles of association or comparable documents, (b) that is a partnership, its certificate of partnership and partnership agreement, or comparable documents, (c) that is a limited liability company, its certificate of formation and limited liability company agreement, or comparable documents, (d) that is a trust, its declaration of trust, or comparable documents and (e) that is any other Person but that is not an individual, its comparable organizational documents.

“PCAOB” means the U.S. Public Company Accounting Oversight Board (or any successor thereto).

“Permits” means all federal, state, local or foreign or other third-party permits, grants, easements, consents, approvals, authorizations, exemptions, licenses, franchises, concessions, ratifications, permissions, clearances, confirmations, endorsements, waivers, certifications, designations, ratings, registrations, qualifications or orders of any Governmental Authority.

“Permitted Liens” means (a) Liens for Taxes or assessments and similar governmental charges or levies, which either are (i) not delinquent or (ii) being contested in good faith and by appropriate proceedings, and for which adequate reserves have been established with respect thereto in accordance with GAAP, (b) other Liens

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imposed by operation of Law arising in the ordinary course of business for amounts which are not due and payable and as would not in the aggregate materially adversely affect the value of, or materially adversely interfere with the use of, the property subject thereto, (c) Liens incurred or deposits made in the ordinary course of business in connection with social security, (d) Liens on goods in transit incurred pursuant to documentary letters of credit, in each case arising in the ordinary course of business, (e) non-exclusive licenses of Intellectual Property granted in the ordinary course of business or (f) Liens arising under this Agreement or any Ancillary Document.

“Person” means an individual, corporation, company, partnership (including a general partnership, limited partnership or limited liability partnership), limited liability company, association, trust or other entity or organization, including a government, domestic or foreign, or political subdivision thereof, or an agency or instrumentality thereof.

“Personal Property” means any machinery, equipment, tools, vehicles, furniture, leasehold improvements, office equipment, plant, parts and other tangible personal property.

“Pubco and the Merger Subs Fundamental Representations” means the representations and warranties made by Pubco and the Merger Subs pursuant to Section 5.1 (Organization and Standing), Section 5.2 (Authorization; Binding Agreement), Section 5.4(a) (Non-Contravention), Section 5.5 (Capitalization) and Section 5.7 (Finders and Brokers).

“Pubco Class B Common Stock” means the shares of class B common stock, par value $0.001 per share, of Pubco.

“Pubco Class C Common Stock” means the shares of class C common stock, par value $0.001 per share, of Pubco.

“Pubco Organizational Documents” means the articles of incorporation and bylaws of Pubco as of the date of this Agreement, as in effect under the Laws of the State of Nevada.

“Pubco Stock” means the shares of common stock, par value $0.001 per share, of Pubco; provided that from and after the Closing, Pubco Stock shall refer to, collectively, the Pubco Class A Common Stock, the Pubco Class B Common Stock and the Pubco Class C Common Stock.

“Redemption Amount” means the aggregate amount payable with respect to all Redemptions of the SPAC Class A Shares pursuant to and in accordance with the SPAC Memorandum and Articles.

“Related Persons” means, as to any Person, the Affiliates of such Person, the Representatives of such Person and such Person’s Affiliates, and the immediate family members of any of the foregoing.

“Representatives” means, as to any Person, the respective managers, directors, officers, employees, independent contractors, consultants, advisors (including financial advisors, counsel and accountants), agents and other legal representatives of such Person.

“Ripple Expenses” means the following out-of-pocket fees, costs and expenses paid or payable by or on behalf of Ripple, Pubco, the Company, the Merger Subs or any of their respective Affiliates in connection with (x) the preparation, negotiation, execution or performance of this Agreement or any Ancillary Document and the Transactions contemplated hereby and thereby or (y) establishing, maintaining or preparing for Pubco’s or the Company’s operations after the Closing: (a) fees and expenses of counsel, advisors, vendors, consultants, service providers, accountants, brokers, finders, investment bankers and financial advisors to Ripple, Pubco, the Company, the Merger Subs or any of their respective Affiliates and (b) any premiums, costs and expenses

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incurred under the D&O Tail Insurance as set forth on the Ripple Pre-Closing Statement to be delivered by Ripple to SPAC pursuant to Section 3.2(b).

“Ripple Fundamental Representations” means the representations and warranties made by Ripple pursuant to Section 7.1 (Organization and Standing), Section 7.2 (Authorization; Binding Agreement), Section 7.4(a) (Non-Contravention) and Section 7.7 (Finders and Brokers).

“Ripple Parties” means Ripple and any other Persons who will, immediately after the Closing, be holders of Pubco Stock or units of the Company Surviving Subsidiary and who will collectively be deemed to form a “group” as defined in Section 13(d) of the Exchange Act.

“SEC” means the U.S. Securities and Exchange Commission (or any successor Governmental Authority).

“Securities Act” means the Securities Act of 1933.

“SPAC Class A Shares” means, prior to the SPAC Domestication, the Class A ordinary shares, par value $0.0001 per share, of SPAC and after the SPAC Domestication, the shares of Class A common stock, par value $0.0001 per share, of SPAC.

“SPAC Class B Shares” means, prior to the SPAC Domestication, the Class B ordinary shares, par value $0.0001 per share, of SPAC and after the SPAC Domestication, the shares of Class B common stock, par value $0.0001 per share, of SPAC.

“SPAC Common Shares” means the SPAC Class A Shares and the SPAC Class B Shares.

“SPAC Confidential Information” means all confidential or proprietary documents and information, whether written, oral, electronic, in visual form or in any other media, concerning SPAC or any of its Subsidiaries; provided, however, that SPAC Confidential Information shall not include any information which, (a) at the time of disclosure by any Party, any Affiliates thereof or any of their respective Representatives, is generally available publicly and was not disclosed in breach of this Agreement or (b) at the time of the disclosure by any Party, any Affiliates thereof or any of their respective Representatives, was previously known by such receiving party without violation of Law or any confidentiality obligation by the Person receiving such SPAC Confidential Information.

“SPAC Expenses” means the following out-of-pocket fees, costs and expenses paid or payable by or on behalf of SPAC in connection with (a) the preparation, negotiation, execution or performance of this Agreement or any Ancillary Document and the Transactions contemplated hereby and thereby and (b) SPAC’s status as a public company, including fees and expenses of counsel, advisors, accountants, brokers, finders, vendors, consultants, service providers, investment bankers and financial advisors to SPAC.

“SPAC Fundamental Representations” means the representations and warranties made by SPAC pursuant to Section 4.1 (Organization and Standing), Section 4.2 (Authorization; Binding Agreement), Section 4.4(a) (Non-Contravention), Section 4.5 (Capitalization) and Section 4.15 (Finders and Brokers).

“SPAC Memorandum and Articles” means the amended and restated memorandum and articles of association of SPAC as of the date of this Agreement, as in effect under the Cayman Companies Act.

“SPAC Merger Sub Common Shares” means the shares of common stock, par value $0.0001 per share, of SPAC Merger Sub.

“SPAC Merger Sub Stockholder Approval” means the written consent of the sole stockholder of SPAC Merger Sub required to approve and adopt this Agreement and the SPAC Merger, as determined in accordance with the Organizational Documents of SPAC Merger Sub in accordance with the DGCL.

“SPAC Preferred Shares” means, prior to the SPAC Domestication, the preference shares, par value $0.0001 per share, of SPAC.

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“SPAC Private Warrant” means a warrant entitling Sponsor to purchase one SPAC Class A Share per warrant, issued pursuant to the terms of the Sponsor Warrant Purchase Agreement.

“SPAC Public Warrant” means a warrant entitling the holder to purchase one SPAC Class A Share per warrant, issued pursuant to the terms of the SPAC Warrant Agreement.

“SPAC Stockholders” means the stockholders of SPAC as of immediately prior to the SPAC Merger Effective Time.

“SPAC Tangible Net Assets” means an amount equal to (a) the consolidated net book value of all assets of the SPAC (including the aggregate amount of cash contained in the Trust Account immediately prior to the Closing (not giving effect to any Redemptions) less the Redemption Amount) minus (b) the consolidated net book value of all intangible assets of SPAC.

“SPAC Units” means the units issued by SPAC in the IPO, each consisting of one SPAC Class A Share and one-half of one SPAC Public Warrant.

“SPAC Warrant Agreement” means that certain Warrant Agreement, dated as of May 20, 2025, between SPAC and Continental Stock Transfer & Trust Company, as warrant agent.

“SPAC Warrants” means, collectively, the SPAC Public Warrants and the SPAC Private Warrants.

“Specified Investor” means Arrington XRP Capital Fund, LP, a Delaware limited partnership, solely in its capacity as the Person who is participating in the Specified Funding pursuant to the Specified Funding Subscription Agreement entered into with Pubco, the Company and SPAC as of the date of this Agreement.

“Sponsor Converted Pubco Stock” means the shares of Pubco Stock issued to Sponsor in connection with the SPAC Merger pursuant to Section 2.9(a), Section 2.9(c), and Section 2.9(d).

“Sponsor Converted Pubco Warrants” means the Pubco Warrants issued to Sponsor in connection with the SPAC Merger pursuant to Section 2.9(a) and Section 2.9(b).

“Sponsor Registration Rights Agreement” means that certain Registration Rights Agreement, dated as of May 20, 2025, by and among SPAC, Armada Sponsor II, LLC, Cohen and Company Capital Markets a division of J.V.B. Financial Group, LLC, and Northland Securities, Inc. and the other parties thereto.

“Sponsor Warrant Purchase Agreement” means that certain Private Placement Unit Subscription Agreement, dated as of May 20, 2025, by and among SPAC and Sponsor.

“Subsidiary” means, with respect to any Person, any other Person of which (a) if a corporation or company, a majority of the total voting power of capital stock or share capital entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (b) if a partnership, association or other business entity, a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by any Person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons will be deemed to have a majority ownership interest in a partnership, association or other business entity if such Person or Persons will be allocated a majority of partnership, association or other business entity gains or losses or will be or control the managing director, managing member, general partner or other managing Person of such partnership, association or other business entity. A Subsidiary of a Person will also include any variable interest entity which is consolidated with such Person under applicable accounting rules.

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“Tax Return” means any return, declaration, report, claim for refund, information return or other documents (including any related or supporting schedules, statements or information) filed or required to be filed with a Governmental Authority in connection with the determination, assessment or collection of any Taxes or the administration of any Laws or administrative requirements relating to any Taxes, including any amendments thereof.

“Taxes” means (a) all direct or indirect federal, state, local, foreign and other net income, gross income, gross receipts, sales, use, value-added, ad valorem, transfer, franchise, profits, license, lease, service, service use, withholding, payroll, employment, social security and related contributions due in relation to the payment of compensation to employees, excise, severance, stamp, occupation, premium, property, windfall profits, tariffs, alternative minimum, estimated, customs, duties or other taxes, fees, assessments or charges in the nature of a tax, together with any interest and any penalties, additions to tax or additional amounts with respect thereto imposed by a Governmental Authority, (b) any Liability for payment of amounts described in clause (a) whether as a result of being a member of an affiliated, consolidated, combined or unitary group for any period or otherwise through operation of law and (c) any Liability for the payment of amounts described in clauses (a) or (b) as a result of any tax sharing, tax group, tax indemnity or tax allocation agreement or arrangement with, or any other express or implied agreement or arrangement to indemnify, any other Person.

“Trust Account” means the trust account established by SPAC with the proceeds from the IPO and from certain private placements occurring simultaneously with the IPO pursuant to the Trust Agreement in accordance with the IPO Prospectus.

“Trust Agreement” means that certain Investment Management Trust Agreement, dated as of May 20, 2025, by and between SPAC and the Trustee, as it may be amended, including to add Pubco to accommodate the Mergers.

“Trustee” means Continental Stock Transfer & Trust Company, in its capacity as trustee under the Trust Agreement.

“U.S. Person” means a “United States Person,” as defined in Section 7701(a)(30) of the Code.

“Underwriting Agreement” means that certain Underwriting Agreement, dated as of May 20, 2025, among SPAC, Cohen & Company Capital Markets, a division of J.V.B. Financial Group, LLC, and Northland Securities, Inc. as representative of the several underwriters, as amended by the Letter Agreement to the Underwriting Agreement dated September 9, 2025, by and among SPAC, Cohen & Company Capital Markets, a division of J.V.B. Financial Group, LLC, and Northland Securities, Inc.

“XRP Investments” means the Advanced Funding, the Delayed Funding, the Specified Funding, the Ripple Affiliate Funding and any Additional Permitted Financing.

“XRP Investors” means the Advanced Funding Investors, the Delayed Funding Investors, the Specified Investor, the Ripple Affiliate Investors and the Persons who participate in any Additional Permitted Financing.

“XRP Subscription Agreements” means the Advanced Funding Subscription Agreements, the Delayed Funding Subscription Agreements, the Specified Funding Subscription Agreement, the Ripple Affiliate Subscription Agreements and any agreements relating to or instruments governing any Additional Permitted Financing.

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1.2 Section References. The following capitalized terms, as used in this Agreement, have the respective meanings given to them in the Section as set forth below adjacent to such terms:

$.	Section 1.3(b)
A&R Company LLCA	Recitals
Acquisition Proposal	Section 8.6(a)
Action	Section 1.1
Additional Permitted Financing	Section 1.1
Advanced Funding	Recitals
Advanced Funding Investors	Section 1.1
Advanced Funding Subscription Agreements	Recitals
Affiliate	Section 1.1
Agreement	Preamble
Alternative Transaction	Section 8.6(a)(ii)
Amended and Restated Registration Rights Agreement	Recitals
AML Law	Section 4.16(b)
Ancillary Documents	Section 1.1
Anti-Corruption Law	Section 4.16(a)
Antitrust Laws	Section 8.10(b)
Available Transaction Cash	Section 1.1
Beneficial Owner	Section 1.1
Beneficial Ownership	Section 1.1
Beneficially Owned	Section 1.1
Beneficially Owning	Section 1.1
Benefit Plans	Section 1.1
Business Combination	Section 1.1
Business Day	Section 1.1
Cayman Companies Act	Recitals
Cayman Registrar	Section 1.1
Closing	Section 3.1
Closing Date	Section 3.1
Closing Filing	Section 8.13(b)
Closing Press Release	Section 8.13(b)
Code	Section 1.1
Company	Preamble
Company Certificate of Merger	Section 2.4
Company Confidential Information	Section 1.1
Company Disclosure Schedules	Article VI
Company Fundamental Representations	Section 1.1
Company Members	Section 1.1
Company Merger	Recitals
Company Merger Effective Time	Section 2.4
Company Merger Sub	Preamble
Company Merger Sub Units	Section 1.1
Company Surviving Subsidiary	Section 2.2
Company Unit	Recitals

Consent	Section 1.1
Contracts	Section 1.1
Contribution	Recitals
Contribution Agreement	Recitals
D&O Indemnified Persons	Section 8.16(a)
D&O Tail Insurance	Section 8.16(b)
Davis Polk	Section 12.13(b)
Delaware Merger Certificates	Section 2.4
Delaware Secretary of State	Section 2.1
Delayed Funding	Recitals
Delayed Funding Investors	Section 1.1
Delayed Funding Subscription Agreements	Recitals
DGCL	Recitals
DLLCA	Section 2.2
Dollars	Section 1.3(b)
Domestication Certificate	Section 2.1
DTC	Section 1.1
Enforceability Exceptions	Section 4.2
Equity Plan	Section 1.1
ERISA	Section 1.1
ESPP	Section 1.1
Exchange Act	Section 1.1
Exchange Agent	Section 2.11(a)
Expenses	Section 1.1
Extraordinary General Meeting	Section 8.12(a)
Federal Securities Laws	Section 8.7
Form of Articles of Incorporation of Pubco	Section 8.21
Form of Certificate of Incorporation of the SPAC Surviving Subsidiary	Section 2.4
Former Sponsor	Section 1.1
Fraud	Section 1.1
Fraud Claim	Section 1.1
GAAP	Section 1.1
Governmental Authority	Section 1.1
HSR Act	Section 1.1
Indebtedness	Section 1.1
Intellectual Property	Section 1.1
Intended Tax Treatment	Section 2.12
Interim Period	Section 8.1(a)
Intervening Event	Section 8.12(d)(ii)
Intervening Event Change in Recommendation	Section 8.12(d)(ii)
Intervening Event Notice Period	Section 8.12(d)(ii)
Investment Company Act	Section 1.1
IPO	Section 1.1
IPO Prospectus	Section 1.1

13

Knowledge	Section 1.1
Law	Section 1.1
Liabilities	Section 1.1
Lien	Section 1.1
Lock-Up Agreement	Recitals
Material Adverse Effect	Section 1.1
Merger Consideration Securities	Section 5.8
Merger Subs	Preamble
Mergers	Recitals
MNDA	Section 1.1
Modification in Recommendation	Section 8.12(d)
Nasdaq	Section 1.1
Non-Recourse Parties	Section 12.14
Order	Section 1.1
Ordinary Resolution	Section 8.12(a)(i)
Organizational Documents	Section 1.1
Outside Date	Section 10.1(b)
Parties	Preamble
Party	Preamble
PCAOB	Section 1.1
Permits	Section 1.1
Permitted Liens	Section 1.1
Person	Section 1.1
Personal Property	Section 1.1
Plan of Domestication	Section 2.1
Post-Closing Contribution	Recitals
Post-Closing Pubco Board	Section 8.15(a)
Post-Closing Pubco Officers	Section 8.15(a)
Proxy Statement	Section 8.12(a)
Pubco	Preamble
Pubco A&R Organizational Documents	Section 8.21
Pubco and the Merger Subs Fundamental Representations	Section 1.1
Pubco Class A Common Stock	Recitals
Pubco Class B Common Stock	Section 1.1
Pubco Class C Common Stock	Section 1.1
Pubco Digital Wallets	Section 8.25(b)
Pubco Organizational Documents	Section 1.1
Pubco Stock	Section 1.1
Pubco Warrant	Section 2.9(b)
Public Shareholders	Section 11.1
Public Shares	Section 11.1
Purchased XRP	Section 8.25(a)
Redemption	Section 8.12(a)
Redemption Amount	Section 1.1
Registration Statement	Section 8.12(a)
Related Persons	Section 1.1
Released Claims	Section 11.1(d)
Releasing Persons	Section 11.2

Representatives	Section 1.1
Required Shareholder Approval	Section 9.1(a)
Ripple	Preamble
Ripple Affiliate Company Funding	Recitals
Ripple Affiliate Funding	Recitals
Ripple Affiliate Investors	Recitals
Ripple Affiliate Pubco Funding	Recitals
Ripple Affiliate Subscription Agreements	Recitals
Ripple Expenses	Section 1.1
Ripple Fundamental Representations	Section 1.1
Ripple Parties	Section 1.1
Ripple Pre-Closing Statement	Section 3.2(b)
Sanctions	Section 4.16(c)
SEC	Section 1.1
SEC Reports	Section 4.6(a)
Securities Act	Section 1.1
Signing Filing	Section 8.13(b)
Signing Press Release	Section 8.13(b)
SPAC	Preamble
SPAC Board	Recitals
SPAC Certificate of Incorporation	Recitals
SPAC Certificate of Merger	Section 2.4
SPAC Class A Shares	Section 1.1
SPAC Class B Shares	Section 1.1
SPAC Common Shares	Section 1.1
SPAC Confidential Information	Section 1.1
SPAC Disclosure Schedules	Article IV
SPAC Domestication	Recitals
SPAC Domestication Intended Tax Treatment	Section 2.12
SPAC Expenses	Section 1.1
SPAC Financials	Section 4.6(d)
SPAC Fundamental Representations	Section 1.1
SPAC Material Contract	Section 4.13(a)
SPAC Memorandum and Articles	Section 1.1
SPAC Merger	Recitals
SPAC Merger Effective Time	Section 2.4
SPAC Merger Sub	Preamble
SPAC Merger Sub Common Shares	Section 1.1
SPAC Merger Sub Stockholder Approval	Section 1.1
SPAC Pre-Closing Statement	Section 3.2(a)
SPAC Preferred Shares	Section 1.1
SPAC Private Warrant	Section 1.1
SPAC Public Warrant	Section 1.1

14

SPAC Shareholder Approval Matters	Section 8.12(a)(iv)
SPAC Stockholders	Section 1.1
SPAC Surviving Subsidiary	Section 2.3
SPAC Tangible Net Assets	Section 1.1
SPAC Units	Section 1.1
SPAC Warrant Agreement	Section 1.1
SPAC Warrants	Section 1.1
Special Resolution	Section 8.12(a)(ii)
Specified Funding	Recitals
Specified Funding Pubco Stock	Recitals
Specified Funding Subscription Agreement	Recitals
Specified Investor	Section 1.1
Sponsor	Recitals
Sponsor Converted Pubco Stock	Section 1.1
Sponsor Registration Rights Agreement	Section 1.1
Sponsor Support Agreement	Recitals

Sponsor Warrant Purchase Agreement	Section 1.1
Subsidiary	Section 1.1
Tax Return	Section 1.1
Taxes	Section 1.1
Transactions	Recitals
Trust Account	Section 1.1
Trust Agreement	Section 1.1
Trustee	Section 1.1
U.S. Person	Section 1.1
Underwriting Agreement	Section 1.1
Unit Separation	Section 2.9(a)
Warrant Assignment, Assumption and Amendment Agreement	Recitals
Warrant Exchange	Section 2.9(b)
Wilson Sonsini	Section 12.13(a)
XRP Investments	Section 1.1
XRP Investors	Section 1.1
XRP Subscription Agreements	Section 1.1

1.3 Interpretation.

(a) The table of contents and the Article and Section headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the Parties and shall not in any way affect the meaning or interpretation of this Agreement.

(b) In this Agreement, unless the context otherwise requires: (i) any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and words in the singular, including any defined terms, include the plural and vice versa; (ii) reference to any Person includes such Person’s successors and assigns but, if applicable, only if such successors and assigns are permitted by this Agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity; (iii) any accounting term used and not otherwise defined in this Agreement or any Ancillary Document has the meaning assigned to such term in accordance with GAAP; (iv) “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding or succeeding such term and shall be deemed in each case to be followed by the words “without limitation”; (v) the words “herein,” “hereto” and “hereby” and other words of similar import in this Agreement shall be deemed in each case to refer to this Agreement as a whole and not to any particular Section or other subdivision of this Agreement; (vi) the word “if” and other words of similar import when used herein shall be deemed in each case to be followed by the phrase “and only if”; (vii) the term “or” means “and/or” unless clearly indicated otherwise, including, by use of “either”; (viii) any Contract, agreement, instrument, insurance policy, Law defined or referred to herein or in any agreement or instrument that is referred to herein means such Contract, agreement, instrument, insurance policy, Law as from time to time amended, modified or supplemented as of the applicable date or during the applicable period of time, including (in the case of agreements or instruments) by waiver or consent (and in the case of agreements or instruments, in accordance with the term of the agreement or instrument, and in the case of any Ancillary Document, in accordance with the terms of this Agreement) and (in the case of statutes, regulations, rules or orders) by succession of comparable successor statutes, regulations, rules or orders and references to all attachments thereto and instruments incorporated therein; (ix) unless the context of this Agreement otherwise requires, references to statutes shall include all rules and regulations promulgated thereunder; (x) except as otherwise indicated, all references in this Agreement to the words “Section,” “Article”, “Schedule”, “Annex” and “Exhibit” are intended to refer to Sections, Articles, Schedules, Annexes and Exhibits to this Agreement; and (xi) the term “Dollars” or “$” means United States dollars.

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(c) Any reference in this Agreement to a Person’s directors shall include any member of such Person’s governing body and any reference in this Agreement to a Person’s officers shall include any Person filling a substantially similar position for such Person.

(d) Any reference in this Agreement to documents, materials and information are deemed to have been “made available” to the respective Party if such documents, materials or information were at least two Business Days prior to the date hereof (i) available for review by such Party and its Representatives through an electronic data room, (ii) disclosed in an SEC Report filed and publicly available or (iii) otherwise provided by or on behalf of the disclosing Party in writing to the other applicable Party or its respective Representatives.

(e) Any reference in this Agreement or any Ancillary Document to a Person’s shareholders or stockholders shall include any applicable owners of the equity interests of such Person, in whatever form.

(f) The Parties have participated jointly in the negotiation and drafting of this Agreement. Consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

(g) The Company Disclosure Schedules and the SPAC Disclosure Schedules (including, in each case, any section thereof) referenced herein are a part of this Agreement as if fully set forth herein. All references herein to the Company Disclosure Schedules or the SPAC Disclosure Schedules (including, in each case, any section thereof) shall be deemed references to such parts of this Agreement, unless the context shall otherwise require. Any disclosure made by a Party in the Company Disclosure Schedules or the SPAC Disclosure Schedules, as applicable, or any section thereof, with reference to any section of this Agreement or section of the Company Disclosure Schedules or the SPAC Disclosure Schedules, as applicable, shall be deemed to be a disclosure with respect to such other applicable sections of this Agreement or sections of the Company Disclosure Schedules or the SPAC Disclosure Schedules, as applicable, if it is reasonably apparent on the face of such disclosure that such disclosure is responsive to such other section of this Agreement or section of the Company Disclosure Schedules or the SPAC Disclosure Schedules, as applicable. Certain information set forth in the Company Disclosure Schedules or the SPAC Disclosure Schedules, as applicable, is included solely for informational purposes and may not be required to be disclosed pursuant to this Agreement. Unless expressly contemplated by this Agreement, the disclosure of any information shall not be deemed to constitute an acknowledgment that such information is required to be disclosed in connection with the representations and warranties made in this Agreement, nor shall such information be deemed to establish a standard of materiality.

ARTICLE II

MERGERS

2.1 SPAC Domestication. Subject to receipt of the Required Shareholder Approval, at least one Business Day prior to the Closing Date, SPAC shall cause the SPAC Domestication to become effective, including by (i) duly approving and adopting a plan of domestication in accordance with Section 388 of the DGCL and Part 12 of the Cayman Companies Act (the “Plan of Domestication”) substantially in the form attached as Exhibit M, (ii) filing with the Secretary of State of the State of Delaware (the “Delaware Secretary of State”) a certificate of domestication (the “Domestication Certificate”) with respect to the SPAC Domestication, together with the SPAC Certificate of Incorporation, in each case, in accordance with the provisions thereof and Section 388 of the DGCL and Part 12 of the Cayman Companies Act, with the Domestication Certificate and the SPAC Certificate of Incorporation filed together and, if not effective upon filing, to be effective at the same time, (iii) completing and making and procuring all those filings required to be made with the Cayman Registrar in connection with the SPAC Domestication and (iv) obtaining a certificate of de-registration from the Cayman Registrar in each case, in accordance with the provisions of the Domestication Certificate, the SPAC Certificate of Incorporation, the Plan of Domestication, Section 388 of the DGCL and Part 12 of the Cayman Companies Act.

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2.2 Company Merger. At the Company Merger Effective Time, subject to and upon the terms and conditions of this Agreement, and in accordance with the applicable provisions of the Limited Liability Company Act of the State of Delaware (the “DLLCA”), the Company and Company Merger Sub shall consummate the Company Merger, pursuant to which Company Merger Sub shall be merged with and into the Company, following which the separate corporate existence of Company Merger Sub shall cease and the Company shall continue as the surviving company. The Company, as the surviving company after the Company Merger, is hereinafter sometimes referred to as the “Company Surviving Subsidiary” (provided, that references to the Company for periods after the Company Merger Effective Time shall include the Company Surviving Subsidiary).

2.3 SPAC Merger. At the SPAC Merger Effective Time, subject to and upon the terms and conditions of this Agreement and in accordance with the applicable provisions of the DGCL, SPAC and SPAC Merger Sub shall consummate the SPAC Merger, pursuant to which SPAC Merger Sub shall be merged with and into SPAC, following which the separate corporate existence of SPAC Merger Sub shall cease and SPAC shall continue as the surviving company. SPAC, as the surviving company after the SPAC Merger, is hereinafter sometimes referred to as the “SPAC Surviving Subsidiary” (provided, that references to SPAC Merger Sub for periods after the SPAC Merger Effective Time shall include the SPAC Surviving Subsidiary).

2.4 Effective Time. On the Closing Date, (a) with respect to the Company Merger, the Company shall file a certificate of merger (the “Company Certificate of Merger”) with the Delaware Secretary of State in accordance with the DLLCA and concurrently therewith (b) with respect to the SPAC Merger, SPAC shall file a certificate of merger (the “SPAC Certificate of Merger” and, together with the Company Certificate of Merger, the “Delaware Merger Certificates”) with the Delaware Secretary of State in accordance with the DGCL. The Company Merger shall become effective at the time on the Closing Date when the Company Certificate of Merger has been duly accepted for filing by the Delaware Secretary of State in accordance with the DLLCA or such other time as specified in the Company Certificate of Merger (such time, the “Company Merger Effective Time”) and the SPAC Merger shall become effective when the SPAC Certificate of Merger has been duly accepted for filing by the Delaware Secretary of State in accordance with the DGCL or such other time as specified therein (the “SPAC Merger Effective Time”).

2.5 Effect of the Mergers.

(a) At the Company Merger Effective Time, the effect of the Company Merger shall be as provided in this Agreement and the applicable provisions of the DLLCA. Without limiting the generality of the foregoing, and subject thereto, at the Company Merger Effective Time, all the property, rights, privileges, agreements, powers and franchises, debts, Liabilities and obligations of Company Merger Sub and the Company shall become the property, rights, privileges, agreements, powers and franchises, debts, Liabilities and obligations of the Company Surviving Subsidiary which shall include the assumption by the Company Surviving Subsidiary of any and all agreements, covenants, duties and obligations of Company Merger Sub and the Company set forth in this Agreement to be performed after the Company Merger Effective Time, and the Company Surviving Subsidiary shall continue its existence as a Delaware limited liability company and Subsidiary of Pubco.

(b) At the SPAC Merger Effective Time, the effect of the SPAC Merger shall be as provided in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the SPAC Merger Effective Time, all the property, rights, privileges, agreements, powers and franchises, debts, Liabilities and obligations of SPAC Merger Sub and SPAC shall become the property, rights, privileges, agreements, powers and franchises, debts, Liabilities and obligations of the SPAC Surviving Subsidiary (including all rights and obligations with respect to the Trust Account), which shall include the assumption by the SPAC Surviving Subsidiary of any and all agreements, covenants, duties and obligations of SPAC Merger Sub and SPAC set forth in this Agreement to be performed after the SPAC Merger Effective Time, and the SPAC Surviving Subsidiary shall continue its existence as a Delaware corporation and wholly owned Subsidiary of Pubco.

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2.6 Organizational Documents.

(a) At the Company Merger Effective Time, the limited liability company agreement of the Company Surviving Subsidiary then in effect shall be amended and restated in the form of the A&R Company LLCA.

(b) At the SPAC Merger Effective Time, the certificate of incorporation substantially in the form attached hereto as Exhibit N (the “Form of Certificate of Incorporation of the SPAC Surviving Subsidiary”) and the bylaws of SPAC Merger Sub as in effect immediately prior to the SPAC Merger Effective Time shall be the certificate of incorporation and bylaws of SPAC Surviving Subsidiary.

2.7 Directors, Officers and Managing Members of the Surviving Subsidiaries.

(a) At the Company Merger Effective Time and pursuant to the A&R Company LLCA, Pubco shall be the managing member of the Company Surviving Subsidiary.

(b) Effective as of the SPAC Merger Effective Time, the board of directors and executive officers of the SPAC Surviving Subsidiary shall be the persons designated by the Company immediately prior to the SPAC Merger Effective Time.

2.8 Effect of Company Merger on Outstanding Securities of the Company and Company Merger Sub. At the Company Merger Effective Time, by virtue of the Company Merger and without any action on the part of any Party or the holders of securities of any Party:

(a) Company Units. Each issued and outstanding Company Unit will automatically be cancelled and cease to exist in exchange for the right to receive from Pubco one share of Pubco Class A Common Stock; provided, that notwithstanding any other provision contained in this Agreement, (i) the aggregate number of shares of Pubco Class A Common Stock issued to Ripple shall be reduced by (x) the 10 Company Units held by Ripple as of the date hereof (prior to giving effect to the Contribution) and (y) the number of shares of Pubco Stock held by Ripple immediately prior to the Company Merger Effective Time and (ii) thereafter, if the completion of the Company Merger and the other Transactions (including any substantially concurrent investments by the XRP Investors at Closing) would result in the Ripple Parties Beneficially Owning Pubco Stock that has a combined voting power in Pubco in excess of 9.9% of the total voting power of Pubco, the Company Units held by Ripple shall be converted, in the aggregate, to (x) the number of shares of Pubco Class A Common Stock that, when taken together with any shares of Pubco Class A Common Stock subscribed for by the other Ripple Parties, would result in the Ripple Parties Beneficially Owning Pubco Stock with a combined voting power in Pubco equal to 9.9% of the total voting power of Pubco and (y) the number of units of the Company Surviving Subsidiary that is equal to the number of shares of Pubco Class A Common Stock forgone by the Ripple Parties pursuant to this proviso. Any units of the Company Surviving Subsidiary received by the Ripple Parties pursuant to this Section 2.8(a) or the Ripple Affiliate Subscription Agreements may be exchanged for Pubco Class A Common Stock following the Company Merger Effective Time on the terms and subject to the conditions of the A&R Company LLCA and the Pubco A&R Organizational Documents.

(b) No Liability. Notwithstanding anything to the contrary in this Section 2.8, none of the Company Surviving Subsidiary, Pubco or any other Party shall be liable to any Person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(c) Company Merger Sub Units. All of the Company Merger Sub Units issued and outstanding immediately prior to the Company Merger Effective Time shall be converted into a number of units of the Company Surviving Subsidiary equal to the number of shares of Pubco Class A Common Stock outstanding immediately following the Company Merger Effective Time.

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2.9 Effect of SPAC Merger on Outstanding Securities of SPAC and SPAC Merger Sub. By virtue of the SPAC Merger and without any action on the part of any Party or the holders of securities of SPAC, Pubco or SPAC Merger Sub:

(a) SPAC Units. Immediately prior to the SPAC Merger Effective Time, each SPAC Unit issued and outstanding immediately prior to the SPAC Merger Effective Time shall be automatically detached and the holder thereof shall be deemed to hold one SPAC Class A Share and one-half of one SPAC Public Warrant in accordance with the terms of the applicable SPAC Unit (the “Unit Separation”); provided that no fractional SPAC Public Warrants will be issued in connection with the Unit Separation such that if a holder of SPAC Units would be entitled to receive a fractional SPAC Public Warrant upon the Unit Separation, the number of SPAC Public Warrants to be issued to such holder upon the Unit Separation shall be rounded up to the nearest whole number of SPAC Public Warrants. The underlying SPAC Class A Shares and SPAC Public Warrants held or deemed to be held following the Unit Separation shall be converted in accordance with the applicable terms of this Section 2.9.

(b) Exchange of SPAC Warrants. Each SPAC Warrant (which, for the avoidance of doubt, includes the SPAC Public Warrants held as a result of the Unit Separation) outstanding immediately prior to the SPAC Merger Effective Time shall cease to be a warrant with respect to SPAC Class A Shares and shall be assumed by Pubco and converted into a warrant to purchase one share of Pubco Class A Common Stock (each, a “Pubco Warrant” and such exchange, the “Warrant Exchange”). Each Pubco Warrant shall continue to have and be subject to substantially the same terms and conditions as were applicable to such SPAC Warrant immediately prior to the SPAC Merger Effective Time (including any repurchase rights and cashless exercise provisions) in accordance with the provisions of the Warrant Assignment, Assumption and Amendment Agreement.

(c) SPAC Class A Shares. Immediately following the Unit Separation and the Warrant Exchange, at the SPAC Merger Effective Time, each SPAC Class A Share issued and outstanding immediately prior to the SPAC Merger Effective Time (including SPAC Class A Shares held as a result of the Unit Separation and SPAC Class A Shares issued upon the conversion of SPAC Class B Shares pursuant to Section 2.9(d), but excluding those described in Section 2.9(e) and Section 2.9(f)) shall be converted automatically into one share of Pubco Class A Common Stock, following which, all such SPAC Class A Shares shall cease to be outstanding and shall automatically be canceled and shall cease to exist. The holders of SPAC Class A Shares outstanding immediately prior to the SPAC Merger Effective Time shall cease to have any rights with respect to such shares, except as provided herein or by Law. Each SPAC Class A Share (other than those described in Section 2.9(e) and Section 2.9(f)) shall thereafter represent only the right to receive the same number of shares of Pubco Class A Common Stock in book-entry form (and, if required by applicable Law, in certificated form) in accordance with Section 2.11(b) and Section 2.11(d).

(d) SPAC Class B Shares. Immediately prior to the SPAC Merger Effective Time, all issued and outstanding SPAC Class B Shares (other than those described in Section 2.9(f)) shall be converted automatically into SPAC Class A Shares in accordance with the SPAC Certificate of Incorporation and the other Organizational Documents as in effect as of the Closing Date, following which, all SPAC Class B Shares shall cease to be outstanding and shall automatically be canceled and shall cease to exist. The holders of SPAC Class B Shares outstanding immediately prior to the SPAC Merger Effective Time shall cease to have any rights with respect to such shares, except as provided herein or by Law. Each SPAC Class B Share (other than those described in Section 2.9(f)) shall thereafter represent only the right to receive the number of SPAC Class A Shares determined in accordance with this Section 2.9(d).

(e) Redeeming Shares. At the SPAC Merger Effective Time, each issued and outstanding SPAC Class A Share that was issued in the SPAC Domestication to a holder that validly exercised redemption rights with respect to each such SPAC Class A Share prior to the SPAC Domestication pursuant to and in accordance with the SPAC Memorandum and Articles and the other SPAC Organizational Documents as in effect as of the date that such redemption rights were exercised (and has not been waived, withdrawn or otherwise lost such

19

rights), shall automatically be canceled and shall cease to exist and shall thereafter represent only the right to receive a pro rata share of the Redemption Amount.

(f) Treasury Shares. Notwithstanding Sections 2.9(a), 2.9(c) and 2.9(d) or any other provision of this Agreement to the contrary, at the SPAC Merger Effective Time, if there are any SPAC Common Shares that are owned by the SPAC as treasury shares immediately prior to the SPAC Merger Effective Time, such SPAC Common Shares shall be automatically canceled and shall cease to exist without any conversion thereof or payment therefor.

(g) No Liability. Notwithstanding anything to the contrary in this Section 2.9, none of the SPAC Surviving Subsidiary, Pubco or any other Party shall be liable to any Person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(h) SPAC Merger Sub Common Shares. At the SPAC Merger Effective Time, all SPAC Merger Sub Common Shares issued and outstanding immediately prior to the SPAC Merger Effective Time shall be converted into an equal number of shares of common stock, par value $0.0001, of the SPAC Surviving Subsidiary, with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding equity interests of the SPAC Surviving Subsidiary.

(i) No Appraisal Rights. Without prejudice to the redemption rights of SPAC shareholders as referred to in Section 2.9(e), no dissenters’ or appraisal rights shall be available with respect to the SPAC Merger or the Transactions pursuant to Section 262 of the DGCL or any other applicable Law.

2.10 Effect of Mergers on Outstanding Securities of Pubco. At the Company Merger Effective Time, without any action on the part of any Party or the holders of securities of any Party, all of the shares of Pubco Stock issued and outstanding immediately prior to the Company Merger Effective Time shall remain outstanding as shares of Pubco Class A Common Stock.

2.11 Exchange Procedures.

(a) Prior to the SPAC Merger Effective Time, Pubco shall appoint an agent reasonably acceptable to SPAC (the “Exchange Agent”) as its agent for the purpose of exchanging the SPAC Common Shares and the Company Units for shares of Pubco Stock.

(b) At or prior to the SPAC Merger Effective Time, Pubco shall deliver to the Exchange Agent written instructions to issue, at the SPAC Merger Effective Time, in uncertificated book-entry form, one share of Pubco Class A Common Stock in exchange for, and upon cancellation of, each issued and outstanding SPAC Common Share (subject to Section 2.9).

(c) At or prior to the Company Merger Effective Time, Pubco shall deliver to the Exchange Agent written instructions to issue, at the Company Merger Effective Time, in uncertificated book-entry form, one share of Pubco Class A Common Stock in exchange for, and upon cancellation of, each issued and outstanding Company Unit (subject to Section 2.8).

(d) Pubco Stock to be delivered pursuant to Sections 2.9(c) and 2.8(a) shall be settled through DTC and issued in uncertificated book-entry form through the procedures of DTC, unless a physical share of Pubco Stock is required by applicable Law, in which case Pubco shall cause the Exchange Agent to promptly send certificates representing such shares of Pubco Stock to such holder.

(e) At the Company Merger Effective Time, the Company shall cause the Exchange Agent to update its member register to reflect the cancellation of the Company Units contemplated by Section 2.8.

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(f) Notwithstanding anything to the contrary contained herein, no fraction of a share of Pubco Stock will be issued by Pubco by virtue of this Agreement or the Transactions, and each Person who would otherwise be entitled to a fraction of a share of Pubco Stock (after aggregating all fractional shares of Pubco Stock that otherwise would be received by such holder) shall instead have the number of shares of Pubco Stock issued to such Person rounded up in the aggregate to the nearest whole share of Pubco Stock.

(g) No dividends or other distributions declared or made after the date of this Agreement with respect to shares of Pubco Stock with a record date after the SPAC Merger Effective Time or the Company Merger Effective Time, as applicable, will be paid to the holders of any SPAC Common Shares or Company Units that have not yet been surrendered to the Exchange Agent pursuant to this Section 2.11.

2.12 Intended Tax Treatment. The Parties hereby agree and acknowledge that, for U.S. federal and applicable state and local income tax purposes, (a) the SPAC Domestication is intended to be treated as a “reorganization” described in Section 368(a)(1)(F) of the Code (the “SPAC Domestication Intended Tax Treatment”), (b) (x) the exchange of cash and/or XRP for Pubco Class A Common Stock pursuant to the Ripple Affiliate Pubco Funding, the Specified Funding, the Delayed Funding and the Advanced Funding, (y) except as set forth in clause (c) of this Section 2.12, the exchange of an interest in the assets and liabilities of the Company for Pubco Class A Common Stock pursuant to the Company Merger and (z) the exchange of SPAC Class A Shares and SPAC Public Warrants for Pubco Class A Common Stock and Pubco Warrants pursuant to the SPAC Merger, taken together, are undertaken pursuant to an integrated plan and constitute a single, integrated transaction and are intended to be treated as exchanges in which no gain or loss is recognized under Section 351 of the Code (except to the extent required by Section 351(b) of the Code or Section 357(c) of the Code) and (c) the Post-Closing Contribution by each of Pubco and SPAC Surviving Subsidiary, together with, the Ripple Affiliate Company Funding, and, in the event (and to the extent) of the conversion of any Company Units owned by Ripple into units in the Company Surviving Subsidiary pursuant to Section 2.8(a) hereof in the Company Merger, the Company Merger is intended to be treated as a contribution of assets and liabilities to the Company Surviving Subsidiary by Pubco, the SPAC Surviving Subsidiary, the Ripple Affiliate Investors and Ripple, respectively, pursuant to Section 721 of the Code, in accordance with Situation 2 of Rev. Rul. 99-5, 1999-1 C.B. 434, resulting in the Company being treated as a partnership for U.S. federal income tax purposes (clause (a)-(c) collectively, “Intended Tax Treatment”). The Parties hereby agree to file all Tax Returns and take all positions before any taxing authority on a basis consistent with the Intended Tax Treatment, unless otherwise required pursuant to a determination within the meaning of Section 1313(a) of the Code. Each of the Parties acknowledge and agree that each (a) has had the opportunity to obtain independent legal and tax advice with respect to the Transactions contemplated by this Agreement, and (b) is responsible for paying its own Taxes, including any such Taxes that may be imposed if the SPAC Merger or the Company Merger do not qualify for the Intended Tax Treatment, respectively.

2.13 Taking of Necessary Action; Further Action. If, at any time after the SPAC Merger Effective Time and the Company Merger Effective Time, as applicable, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the SPAC Surviving Subsidiary or Company Surviving Subsidiary, as applicable, with full right, title and possession to all assets, property, rights, privileges, powers and franchises of SPAC and SPAC Merger Sub or the Company and Company Merger Sub, respectively, the officers and directors of SPAC, SPAC Merger Sub, the Company and Company Merger Sub, as applicable, are fully authorized in the name of their respective entities to take, and will take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.

2.14 Withholding. Each of Pubco, the SPAC Surviving Subsidiary, the Company Surviving Subsidiary, the Exchange Agent, and their respective employees, agents and Affiliates (without duplication) shall be entitled to deduct and withhold from payments otherwise payable to any Person pursuant to this Agreement such amounts as are required to be deducted and withheld with respect to the making of such payment under any applicable Law; provided, however, that the relevant payor will use reasonable best efforts to cooperate with the relevant payee prior to the making of such deductions and withholding payments to determine whether any such

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deductions or withholding payments (other than with respect to compensatory payments, if any) are required under applicable Law and in obtaining any available exemption or reduction of, or otherwise minimizing to the extent permitted by applicable Law, such deduction and withholding. To the extent any such amounts so deducted and withheld are paid over to the appropriate Governmental Authority, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.

ARTICLE III

CLOSING

3.1 Closing. Subject to the satisfaction or waiver of the conditions set forth in Article IX, the consummation of the Transactions contemplated by this Agreement (the “Closing”) shall take place by electronic exchange of signatures on the fifth Business Day after all the Closing conditions in Article IX have been satisfied or waived (other than any such conditions which by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at the Closing) at 10:00 a.m. New York City time, or at such other date, time or place as SPAC and Ripple may agree in writing (the date and time at which the Closing is actually held being the “Closing Date”).

3.2 Pre-Closing Statements.

(a) At least four Business Days prior to the Closing Date, SPAC shall prepare and deliver to Ripple a written statement setting forth SPAC’s good faith estimate and calculation of the SPAC Expenses as of the Closing Date (in each case, in reasonable detail and with reasonable supporting documentation, including corresponding invoices therefor) and the respective amounts and wire transfer instructions for the payment or reimbursement of all such SPAC Expenses in accordance with Section 12.5 (such statement or as updated pursuant to the second sentence of this Section 3.2(a), the “SPAC Pre-Closing Statement”). SPAC shall consider in good faith any reasonable comments made by Ripple at least two Business Days prior to the Closing Date with respect to the estimate and calculations included in the SPAC Pre-Closing Statement, and to the extent SPAC agrees, acting in good faith and reasonably, with any such comments, SPAC will deliver an updated SPAC Pre-Closing Statement incorporating such comments. In addition, at least two Business Days prior to the Closing Date, if not already delivered, SPAC shall deliver a supplement to the SPAC Pre-Closing Statement setting forth SPAC’s good faith estimate and calculation of the (i) Redemption Amount and (ii) total cash proceeds from the Trust Account remaining following the Redemption.

(b) At least four Business Days prior to the Closing Date, Ripple shall prepare and deliver to SPAC a written statement setting forth Ripple’s good faith estimate and calculation of Ripple Expenses as of the Closing Date (in each case, in reasonable detail and with reasonable supporting documentation, including corresponding invoices therefor) and the respective amounts and wire transfer instructions for the payment or reimbursement of all such Ripple Expenses in accordance with Section 12.5 (such statement or as updated pursuant to the second sentence of this Section 3.2(b), the “Ripple Pre-Closing Statement”). Ripple shall consider in good faith any reasonable comments made by SPAC at least two Business Days prior to the Closing Date with respect to the estimate and calculations included in the Ripple Pre-Closing Statement, and to the extent Ripple agrees, acting in good faith and reasonably, with any such comments, Ripple will deliver an updated Ripple Pre-Closing Statement incorporating such comments.

3.3 Closing Deliveries.

(a) At the Closing, SPAC shall deliver or cause to be delivered:

(i) to Ripple and Pubco, a certificate, dated the Closing Date, signed by an executive officer or director of SPAC in such capacity, certifying as to the satisfaction of the conditions specified in Sections 9.2(a), 9.2(b) and 9.2(c) with respect to SPAC;

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(ii) to Ripple and Pubco, a certificate from its secretary, assistant secretary, director or other executive officer certifying as to, and attaching, (A) copies of the SPAC Certificate of Incorporation and its other Organizational Documents as in effect as of the Closing Date (immediately prior to the SPAC Merger Effective Time), (B) the resolutions of the SPAC Board authorizing and approving the execution, delivery and performance of this Agreement and each of the Ancillary Documents to which it is a party or by which it is bound, and the consummation of the Transactions contemplated hereby and thereby, (C) evidence that the Required Shareholder Approval has been obtained and (D) the incumbency of directors and officers authorized to execute this Agreement or any Ancillary Document to which SPAC is or is required to be a party or otherwise bound;

(iii) to Ripple and Pubco, a certificate on behalf of SPAC, prepared in a manner consistent and in accordance with the requirements of Treasury Regulation Sections 1.897-2(g), (h) and 1.1445-2(c)(3), certifying that no interest in SPAC is, or has been during the relevant period specified in Section 897(c)(1)(A)(ii) of the Code, a “United States real property interest” within the meaning of Section 897(c) of the Code, and a form of notice to the IRS prepared in accordance with the provisions of Treasury Regulations Section 1.897-2(h)(2);

(iv) to Ripple and Pubco, a copy of the Amended and Restated Registration Rights Agreement duly executed by SPAC and Sponsor;

(v) to Ripple and Pubco, a copy of the Lock-Up Agreement duly executed by Sponsor; and

(vi) to Ripple and Pubco, a copy of the Warrant Assignment, Assumption and Amendment Agreement duly executed by SPAC.

(b) At the Closing, Pubco shall deliver or cause to be delivered:

(i) to SPAC, a certificate, dated the Closing Date, signed by an executive officer of Pubco, certifying as to the satisfaction of the conditions specified in Sections 9.3(a), 9.3(b) and 9.3(c) with respect to Pubco and the Merger Subs, as applicable;

(ii) to SPAC, a certificate from its secretary or other executive officer certifying as to the validity and effectiveness of, and attaching, (A) copies of its Organizational Documents as in effect as of the Closing Date (immediately prior to the SPAC Merger Effective Time), (B) the resolutions of its board of directors and shareholders authorizing and approving the execution, delivery and performance of this Agreement and each Ancillary Document to which it is a party or bound, and the consummation of the Transactions and (C) the incumbency of its officers authorized to execute this Agreement or any Ancillary Document to which it is or is required to be a party or otherwise bound;

(iii) to Ripple and SPAC, a copy of the Amended and Restated Registration Rights Agreement duly executed by Pubco;

(iv) to Ripple and SPAC, a copy of the Lock-Up Agreement duly executed by Pubco; and

(v) to Ripple and SPAC, a copy of the Warrant Assignment, Assumption and Amendment Agreement duly executed by Pubco.

(c) At the Closing the Company shall deliver or cause to be delivered:

(i) to SPAC, a certificate, dated as of the Closing Date, signed by an executive officer or director of the Company, certifying as to the satisfaction of the conditions specified in Sections 9.3(a), 9.3(b) and 9.3(c) with respect to the Company; and

(ii) to SPAC, a certificate from its secretary or other executive officer or managing member certifying as to the validity and effectiveness of, and attaching, (A) copies of its Organizational Documents as in effect as of the Closing Date (immediately prior to the Company Merger Effective Time), (B) the resolutions of its managing member authorizing and approving the execution, delivery

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and performance of this Agreement and each Ancillary Document to which it is a party or bound, and the consummation of the Transactions and (C) the incumbency of its managing member and officers authorized to execute this Agreement or any Ancillary Document to which it is or is required to be a party or otherwise bound.

(d) At the Closing Ripple shall deliver or cause to be delivered, as applicable:

(i) to SPAC, a certificate from Ripple, dated as the Closing Date, signed by an executive officer or director of Ripple, certifying as to the satisfaction of the conditions specified in Sections 9.3(a) and 9.3(b) with respect to Ripple;

(ii) to Pubco, a properly completed and duly executed Internal Revenue Service Form W-9 of Ripple;

(iii) to Pubco and SPAC, a copy of the Lock-Up Agreement duly executed by Ripple, and the Ripple Affiliate Investors; and

(iv) to Pubco and SPAC, a copy of the Amended and Restated Registration Rights Agreement duly executed by Ripple and the applicable Ripple Affiliate Investor(s).

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF SPAC

Except as set forth in (a) the disclosure schedules delivered by SPAC to Ripple, the Company and Pubco on the date of this Agreement (the “SPAC Disclosure Schedules”), the Section numbers of which are numbered to correspond to the Section numbers of this Agreement to which they refer, or (b) the SEC Reports that are available two Business Days prior to the date hereof on the SEC’s website through EDGAR (excluding any disclosures in such SEC Reports under the headings “Risk Factors,” “Forward-Looking Statements” or “Quantitative and Qualitative Disclosures About Market Risk” and other disclosures that are predictive, cautionary or forward looking in nature, and excluding, for the avoidance of doubt, any content of such SEC Reports that have been redacted or omitted pursuant to applicable Law) (it being acknowledged that nothing disclosed in such SEC Reports will be deemed to modify or qualify the SPAC Fundamental Representations), SPAC represents and warrants to the Company, Pubco, the Merger Subs and Ripple as of the date of this Agreement and as of the Closing, as follows:

4.1 Organization and Standing. SPAC is duly incorporated, validly existing and in good standing under the Laws (i) of the Cayman Islands as of the date hereof and (ii) of the State of Delaware, as of the Closing Date. SPAC has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. SPAC is duly qualified or licensed and in good standing to do business in each jurisdiction in which the character of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary. SPAC has made available to Ripple accurate and complete copies of its Organizational Documents each as currently in effect. SPAC is not in violation of any provision of its Organizational Documents.

4.2 Authorization; Binding Agreement. SPAC has all requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Document to which it is a party, to perform its obligations hereunder and thereunder and to consummate the Transactions contemplated hereby and thereby, subject to obtaining the Required Shareholder Approval. The execution and delivery of this Agreement and each Ancillary Document to which it is a party and the consummation of the Transactions contemplated hereby and thereby have been duly and validly authorized by the SPAC Board and, other than filing the SPAC Certificate of Incorporation and making the other filings contemplated by Section 2.1 and obtaining the Required Shareholder Approval, no other corporate proceedings, other than as set forth elsewhere in this Agreement, on the part of SPAC are necessary to authorize the execution and delivery of this Agreement and each Ancillary Document to which it is a party or to

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consummate the Transactions contemplated hereby and thereby. This Agreement has been, and each Ancillary Document to which SPAC is a party has been or shall be when delivered, duly and validly executed and delivered by SPAC and, assuming the due authorization, execution and delivery of this Agreement and such Ancillary Documents by the other Parties and other parties thereto, constitutes, or when delivered shall constitute, the valid and binding obligation of SPAC, enforceable against SPAC in accordance with its terms, except to the extent that enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization and moratorium laws and other laws of general application affecting the enforcement of creditors’ rights generally and subject to general principles of equity (collectively, the “Enforceability Exceptions”). The SPAC Board, either (A) at a duly called and held meeting or (B) by way of written resolution, has unanimously (i) determined that this Agreement and the SPAC Merger and the other Transactions contemplated hereby are advisable and in the best interests of, SPAC and its shareholders, (ii) approved this Agreement, the SPAC Merger and the other Transactions contemplated hereby and thereby in accordance with the Cayman Companies Act and the SPAC Memorandum and Articles, (iii) approved the Transactions as a Business Combination, (iv) directed that this Agreement and the SPAC Shareholder Approval Matters be submitted to SPAC’s shareholders for adoption and approval and (v) resolved to recommend that the SPAC’s shareholders adopt and approve this Agreement and the SPAC Shareholder Approval Matters.

4.3 Governmental Approvals. No Consent of any Governmental Authority on the part of SPAC is required to be obtained in connection with the execution, delivery or performance by SPAC of this Agreement and each Ancillary Document to which it is a party or the consummation by SPAC of the Transactions contemplated hereby and thereby, other than (a) such filings as expressly contemplated by this Agreement, (b) any filings required with Nasdaq or the SEC with respect to the Transactions, (c) applicable requirements, if any, of the Securities Act, the Exchange Act or any state “blue sky” securities Laws, (d) requirements under Delaware Law, Cayman Islands Law and pursuant to any other applicable Laws and (e) where the failure to obtain or make such Consents or to make such filings or notifications, would not reasonably be expected to have a Material Adverse Effect on SPAC.

4.4 Non-Contravention. The execution and delivery by SPAC of this Agreement and each Ancillary Document to which it is a party, the consummation by SPAC of the Transactions contemplated hereby and thereby, and compliance by SPAC with any of the provisions hereof and thereof, will not, subject to the filing of the Domestication Certificate and the SPAC Certificate of Incorporation, obtaining the Required Shareholder Approval and the making of required filings with the Cayman Registrar in connection with the SPAC Domestication (a) conflict with or violate any provision of the Organizational Documents of SPAC, (b) be subject to obtaining the Consents from Governmental Authorities referred to in Section 4.3, and the waiting periods referred to therein having expired, and any condition precedent to such Consent or waiver having been satisfied, conflict with or violate any Law applicable to SPAC, or any of its properties or assets or (c) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by SPAC under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) result in the creation of any Lien (other than a Permitted Lien) upon any of the properties or assets of SPAC under, (viii) give rise to any obligation to obtain any third-party Consent or provide any notice to any Person or (ix) give any Person the right to declare a default, exercise any remedy, claim a rebate, chargeback, penalty or change in delivery schedule, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of, any SPAC Material Contract, except for any deviations from any of the foregoing clauses (b) and (c) that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on SPAC.

4.5 Capitalization.

(a) As of the date of this Agreement, the authorized share capital of SPAC is (i) 220,000,000 SPAC Common Shares, consisting of (A) 200,000,000 SPAC Class A Shares and (B) 20,000,000 SPAC Class B Shares

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and (ii) 1,000,000 SPAC Preferred Shares. The issued and outstanding SPAC Common Shares as of the date of this Agreement consist of (A) 23,710,000 SPAC Class A Shares (assuming the separation of all outstanding SPAC Units into underlying SPAC Class A Shares and SPAC Warrants), with 23,000,000 SPAC Class A Shares subject to redemption (other than Public Shares held by the Sponsor or directors or officers of SPAC), and (B) 7,880,000 SPAC Class B Shares. There are no issued or outstanding SPAC Preferred Shares. After the SPAC Domestication, the authorized share capital of SPAC will be 220,000,000 SPAC Common Shares, consisting of (i) 200,000,000 SPAC Class A Shares and (ii) 20,000,000 SPAC Class B Shares. All outstanding SPAC Common Shares are duly authorized, validly issued, fully paid and non-assessable and are not subject to or issued in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under applicable Law, the SPAC Memorandum and Articles or any Contract to which SPAC is a party. None of the outstanding SPAC Common Shares has been issued in violation of any applicable securities Laws. SPAC does not have any Subsidiaries or own any equity interests in any other Person. SPAC does not own any SPAC Common Shares as treasury shares.

(b) As of the date of this Agreement, 11,855,000 SPAC Warrants are issued and outstanding (assuming the separation of all outstanding SPAC Units into underlying SPAC Class A Shares and SPAC Public Warrants), consisting of (i) 11,500,000 SPAC Public Warrants and (ii) 355,000 SPAC Private Warrants. All outstanding SPAC Warrants are duly authorized, validly issued, fully paid and non-assessable and are not subject to or issued in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under applicable Law, the SPAC Memorandum and Articles or any Contract to which SPAC is a party. None of the outstanding SPAC Warrants has been issued in violation of any applicable securities Laws.

(c) Except as set forth in this Section 4.5 or as contemplated by this Agreement, the SPAC Warrant Agreement or the Ancillary Documents, there are no (i) outstanding options, warrants, puts, calls, convertible securities, preemptive or similar rights, (ii) bonds, debentures, notes or other Indebtedness having general voting rights or that are convertible or exchangeable into securities having such rights or (iii) subscriptions or other rights, agreements, arrangements, Contracts or commitments of any character (other than this Agreement and the Ancillary Documents), (A) relating to the issued or unissued securities of SPAC, (B) obligating SPAC to issue, transfer, deliver or sell or cause to be issued, transferred, delivered, sold or repurchased any options or shares or securities convertible into or exchangeable for any securities of SPAC or (C) obligating SPAC to grant, extend or enter into any option, warrant, call, subscription or other right, agreement, arrangement or commitment for such securities of SPAC. Other than the Redemption or as expressly set forth in this Agreement, there are no outstanding obligations of SPAC to repurchase, redeem or otherwise acquire any securities of SPAC or to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in any Person. There are no shareholders agreements, voting trusts or other agreements or understandings to which SPAC is a party with respect to the voting of any securities of SPAC (other than, for the avoidance of doubt, the Sponsor Support Agreement).

(d) As of the date hereof (i) SPAC does not have any Indebtedness and (ii) no Indebtedness of SPAC contains any restriction upon (A) the prepayment of any of such Indebtedness, (B) the incurrence of Indebtedness by SPAC, (C) the ability of SPAC to grant any Lien on its properties or assets or (D) the consummation of the Transactions.

(e) Other than the repurchase on 15 November 2024 of the initial share issued upon incorporation of SPAC, since the date of incorporation of SPAC, and except as contemplated by this Agreement, SPAC has not declared or paid any distribution or dividend in respect of its shares and has not repurchased, redeemed or otherwise acquired any of its shares, and the SPAC Board has not authorized any of the foregoing.

(f) SPAC does not have any Subsidiaries or own any equity interests in any other Person.

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4.6 SEC Filings; SPAC Financials; Internal Controls.

(a) SPAC, since the IPO and through the date of this Agreement, has filed all forms, reports, schedules, statements, registration statements, prospectuses and other documents required to be filed or furnished by SPAC with the SEC under the Securities Act or the Exchange Act (collectively, and together with any amendments, restatements or supplements thereto, the “SEC Reports”), which SEC Reports are all available on the SEC’s website through EDGAR, and will file all such SEC Reports required to be filed or furnished subsequent to the date of this Agreement.

(b) The SEC Reports (x) were prepared in all material respects in accordance with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, and the rules and regulations promulgated thereunder, as applicable, and (y) did not, as of their respective effective dates (in the case of SEC Reports that are registration statements filed pursuant to the requirements of the Securities Act) and at the time they were filed with the SEC (in the case of all other SEC Reports) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. As used in this Section 4.6, the term “file” shall be broadly construed to include any manner permitted by SEC rules and regulations in which a document or information is furnished, supplied or otherwise made available to the SEC.

(c) As of the date of this Agreement, the SPAC Units, the SPAC Class A Shares and the SPAC Public Warrants are registered pursuant to Section 12(b) of the Exchange Act and are listed on Nasdaq under the symbols “AACIU”, “AACI” and “AACIW”, respectively. Since the IPO, SPAC has complied in all material respects with the applicable listing and corporate governance rules and regulations of Nasdaq. There is no action or proceeding pending or, to the Knowledge of SPAC, threatened against SPAC, by Nasdaq or the SEC with respect to any intention by such entity to deregister or terminate the listing of the SPAC Units, the SPAC Class A Shares or the SPAC Public Warrants. None of SPAC or its Affiliates has taken any action in an attempt to terminate the registration of the SPAC Units, the SPAC Class A Shares or the SPAC Public Warrants under the Exchange Act except as contemplated by this Agreement.

(d) The financial statements and notes of SPAC contained or incorporated by reference in the SEC Reports (the “SPAC Financials”), fairly present in all material respects the financial position and the results of operations, changes in shareholders’ equity and cash flows of SPAC at the respective dates of and for the periods referred to in such financial statements, all in accordance with (i) GAAP methodologies applied on a consistent basis throughout the periods involved and (ii) Regulation S-X or Regulation S-K, as applicable (except as may be indicated in the notes thereto and for the omission of notes and audit adjustments in the case of unaudited quarterly financial statements to the extent permitted by Regulation S-X or Regulation S-K, as applicable).

(e) Except as and to the extent reflected or reserved against in the SPAC Financials, SPAC has not incurred any Liabilities or obligations not adequately reflected or reserved on or provided for in the SPAC Financials, other than (i) Liabilities incurred since SPAC’s incorporation in the ordinary course of business or (ii) Liabilities or obligations incurred pursuant to this Agreement. SPAC has no off-balance sheet arrangements that are not disclosed in the SEC Reports.

(f) Since the IPO, (i) SPAC has not received any complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of SPAC or its internal accounting controls, including any such complaint, allegation, assertion or claim that SPAC has engaged in questionable accounting or auditing practices and (ii) there have been no internal unresolved, material investigations regarding accounting or revenue recognition discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer, the SPAC Board or any committee thereof.

(g) SPAC has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act) that are designed to ensure that material information relating to SPAC and other material information required to be disclosed by SPAC in the reports and other documents that it files

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or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to SPAC’s principal executive officer and its principal financial officer as appropriate to allow timely decisions regarding required disclosure. Such disclosure controls and procedures are effective in timely alerting SPAC’s principal executive officer and principal financial officer to material information required to be included in SPAC’s periodic reports required under the Exchange Act.

(h) SPAC maintains systems of internal accounting controls that are sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including policies and procedures that are sufficient to provide reasonable assurance: (i) that SPAC maintains records that in reasonable detail accurately and fairly reflect, in all material respects, its transactions and dispositions of assets; (ii) that transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP and to maintain accountability for assets; (iii) that transactions are executed, and access to assets is permitted, in accordance with management’s general or specific authorization; and (iv) that the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Neither SPAC nor SPAC’s independent auditors identified or have been made aware of any “significant deficiencies” or “material weaknesses” (as defined by the PCAOB) in the design or operation of SPAC’s internal controls over financial reporting which would reasonably be expected to adversely affect SPAC’s ability to record, process, summarize and report financial data, in each case which has not been subsequently remediated. SPAC has no knowledge of any fraud or whistle-blower allegations, whether or not material, that involve management or other employees or consultants who have or had a significant role in the internal control over financial reporting of SPAC. Since the IPO, there have been no material changes in SPAC’s internal control over financial reporting.

(i) There are no outstanding loans or other extensions of credit made by SPAC to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of SPAC, in their capacity as such, and SPAC has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

(j) As of the date hereof, there are no outstanding comments from the SEC with respect to the SEC Reports. To the Knowledge of SPAC, none of the SEC Reports filed on or prior to the date hereof is subject to ongoing SEC review or investigation as of the date hereof.

4.7 No Litigation; Orders; Permits. There is no Action pending, or, to the Knowledge of SPAC, threatened Action against SPAC, or, to the Knowledge of SPAC, any of its directors or officers (in their capacity as such) or otherwise affecting SPAC or its assets nor is any Order outstanding, against or involving SPAC, whether at law or in equity, before or by any Governmental Authority, which, in each case, would reasonably be expected to have a Material Adverse Effect on SPAC. There is no unsatisfied judgment or open injunction binding upon SPAC that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on SPAC. There is no Action that SPAC has pending against any other Person. SPAC holds all Permits necessary to lawfully conduct its business as presently conducted, and to own, lease and operate its assets and properties, all of which are in full force and effect.

4.8 Absence of Certain Changes. SPAC has, (a) since its incorporation, conducted no business other than its incorporation, the public offering of its SPAC Units (and the related private offering), public reporting and its search for an initial Business Combination as described in the IPO Prospectus (including the investigation of the Company and the negotiation and execution of this Agreement) and related activities and (b) since the IPO, not been subject to a Material Adverse Effect.

4.9 Compliance with Laws. SPAC (a) is, and since its incorporation has been, in compliance with all Laws applicable to it and the conduct of its business in all material respects, (b) has not received written notice alleging any violation of applicable Law in any material respect by SPAC and (c) is not under investigation with respect to any violation or alleged violation of any Law or judgement, Order or decree of any court or Governmental Authority.

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4.10 Taxes and Returns. SPAC has timely filed, or caused to be timely filed, and will timely file or cause to be timely filed all material Tax Returns required to be filed by it, which Tax Returns are true, accurate, correct and complete in all material respects, and has paid, collected or withheld, or caused to be paid, collected or withheld, all material Taxes required to be paid, collected or withheld, other than such Taxes being contested in good faith for which adequate reserves in the SPAC Financials have been established in accordance with GAAP. There are no audits, examinations, investigations, claims, assessments or other proceedings pending or threatened in writing against SPAC in respect of any Tax, and SPAC has not been notified in writing of any proposed Tax claims or assessments against SPAC (other than, in each case, claims or assessments for which adequate reserves in the SPAC Financials have been established in accordance with GAAP or are immaterial in amount). There are no Liens with respect to any Taxes upon any of SPAC’s assets, other than Permitted Liens. SPAC has no outstanding waivers or extensions of any applicable statute of limitations to assess any material amount of Taxes. There are no outstanding requests by SPAC for any extension of time within which to file any Tax Return (other than extensions automatically granted) or within which to pay any Taxes shown to be due on any Tax Return. SPAC does not have material liability for the Taxes of any Person (i) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law), (ii) as a transferee or successor or (iii) by contract (except, in each case, for liabilities pursuant to commercial contracts not primarily relating to Taxes). SPAC is treated as a corporation for U.S. federal income tax purposes. SPAC does not have Knowledge of any facts or circumstances that would reasonably be expected to prevent the Transactions from qualifying for the Intended Tax Treatment.

4.11 Employees and Employee Benefit Plans. SPAC has never (a) had any paid employees, (b) retained any contractors, other than consultants and advisors in the ordinary course or (c) maintained, sponsored, contributed to or otherwise had any Liability under, any Benefit Plans. Other than reimbursement of any reasonable out-of-pocket expenses incurred by SPAC’s officers and directors in connection with activities on SPAC’s behalf, neither SPAC nor its Affiliates have any material liability to any officer or director of SPAC (in their capacity as such).

4.12 Properties. SPAC does not own, license or otherwise have any right, title or interest in any material Intellectual Property. SPAC does not own or lease any material real property or Personal Property.

4.13 Material Contracts.

(a) Other than this Agreement and the Ancillary Documents to which SPAC is a party as of the date hereof or such other Ancillary Documents that SPAC shall execute after the date hereof and which are attached as exhibits hereto, Schedule 4.13(a) of the SPAC Disclosure Schedules set forth a true, correct and complete list of the Contracts to which SPAC is a party or by which any of its properties or assets may be bound, subject or affected, which (i) creates or imposes a Liability greater than $100,000, (ii) may not be cancelled by SPAC on less than sixty days’ prior notice without payment of a material penalty or termination fee or (iii) prohibits, prevents, restricts or impairs in any material respect any business practice of SPAC as its business is currently conducted, any acquisition of material property by SPAC, or restricts in any material respect the ability of SPAC from entering into this Agreement or Ancillary Documents or consummating the Transactions (each such Contract, a “SPAC Material Contract”). All SPAC Material Contracts have been made available to Ripple.

(b) With respect to each SPAC Material Contract: (i) the SPAC Material Contract was entered into at arms’ length and in the ordinary course of business; (ii) the SPAC Material Contract is legal, valid, binding and enforceable in all material respects against SPAC and, to the Knowledge of SPAC, the other parties thereto, and is in full force and effect (except, in each case, as such enforcement may be limited by the Enforceability Exceptions); (iii) SPAC is not in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute such a breach or default in any material respect by SPAC, or permit termination or acceleration by the other party, under such SPAC Material Contract; (iv) no party to a SPAC Material Contract has given written notice of or, to the Knowledge of SPAC, threatened any potential exercise of termination rights with respect to any SPAC Material Contract and (v) to the Knowledge of

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SPAC, no other party to any SPAC Material Contract is in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute such a breach or default by such other party, or permit termination or acceleration by SPAC under any SPAC Material Contract.

4.14 Transactions with Affiliates. Schedule 4.14 of the SPAC Disclosure Schedules sets forth a true, correct and complete list of the Contracts and arrangements that are in existence as of the date of this Agreement under which there are any existing or future Liabilities or obligations between SPAC and any (a) present or former director, officer, employee, direct equityholder or Affiliate of SPAC (including, for the avoidance of doubt, Former Sponsor) or (b) record owner or Beneficial Owner of more than 5% of outstanding SPAC Common Shares as of the date hereof.

4.15 Finders and Brokers. No broker, finder, investment banker or other Person is entitled to any brokerage, finder’s or other fee or commission from SPAC, Pubco or the Company, or any of their respective Affiliates, in connection with the Transactions based upon arrangements made by or on behalf of SPAC or any of its Affiliates, including Sponsor or Former Sponsor.

4.16 Certain Business Practices.

(a) Neither SPAC, nor any of its Representatives acting on its behalf, has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees, to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977, the UK Bribery Act of 2010 or any other local or foreign anti-corruption or bribery Law (“Anti-Corruption Law”), (iii) made any other unlawful payment or (iv) since the formation of SPAC, directly or indirectly, given or agreed to give any unlawful gift or similar benefit in any material amount to any customer, supplier, governmental employee or other Person who is or may be in a position to help or hinder SPAC or assist it in connection with any actual or proposed transaction.

(b) SPAC and each of its directors, officers and employees acting in such capacity are and, to the Knowledge of SPAC, each of its agents or Representatives acting on its behalf or at its direction, is and has been since the date of SPAC’s formation in compliance with applicable Laws concerning anti-money laundering, proceeds of crime, combatting terrorism financing, and related financial recordkeeping and reporting (“AML Law”).

(c) None of SPAC or any of its directors, officers or employees, or, to the Knowledge of SPAC, any other agents or Representative acting on behalf or at its direction is currently identified on the specially designated nationals or other blocked person list or otherwise currently subject to any sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department, the Bureau of Industry and Security, the United Nations Security Council, the European Union, any European Union member state, the United Kingdom, or any other relevant Governmental Authority (“Sanctions”), and SPAC has not, directly or indirectly, used any funds, or loaned, contributed or otherwise made available such funds to any joint venture partner or other Person, in connection with any sales or operations in any other country sanctioned by any such Governmental Authority or for the purpose of financing the activities of any Person currently subject to, or otherwise in violation of, any Sanctions in the last five fiscal years.

(d) Except as would not, individually or in the aggregate, be material and adverse to SPAC: (i) SPAC has not conducted or initiated any internal investigation, review or audit, or made a voluntary, directed, or involuntary disclosure to any Governmental Authority or third party with respect to any alleged or suspected act or omission arising under or relating to any potential noncompliance with any applicable Anti-Corruption Law, AML Law or Sanctions; (ii) none of SPAC or any of its directors, officers or employees acting in such capacity and, to the Knowledge of SPAC, any of its agents acting on its behalf or Representatives acting at its direction has (A) received any written notice, request or citation for any actual or potential noncompliance with any

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applicable Anti-Corruption Law, AML Law or Sanctions or (B) has knowledge of a pending investigation into actual or potential noncompliance with any applicable Anti-Corruption Law, AML Law or Sanctions; and (iii) SPAC (A) maintains an adequate system of internal controls reasonably designed to ensure compliance with the Anti-Corruption Laws and Sanctions and prevent and detect violations of the Anti-Corruption Laws, AML Laws and Sanctions, (B) has implemented and have at all times maintained an operational and effective anti-corruption compliance program that includes, at a minimum, policies, procedures and training intended to detect, prevent and deter violations of applicable Anti-Corruption Laws, AML Laws and Sanctions and (C) has at all times made and maintained accurate books and records in compliance with all applicable Anti-Corruption Laws and AML Laws.

4.17 Insurance. Schedule 4.17 of the SPAC Disclosure Schedules lists all insurance policies (by policy number, insurer, coverage period, coverage amount, annual premium and type of policy) held by SPAC relating to SPAC or its business, properties, assets, directors, officers and employees, copies of which have been provided to Ripple. All premiums due and payable under all such insurance policies have been timely paid and SPAC is otherwise in material compliance with the terms of such insurance policies. All such insurance policies are in full force and effect, and to the Knowledge of SPAC, there is no threatened termination of, or material premium increase with respect to, any of such insurance policies. There have been no insurance claims made by SPAC. SPAC has reported to its insurers all claims and pending circumstances that would reasonably be expected to result in a claim, except where such failure to report such a claim would not be reasonably likely to have a Material Adverse Effect on SPAC.

4.18 Independent Investigation. SPAC has conducted its own independent investigation, review and analysis of the business, results of operations, condition (financial or otherwise) or assets of Pubco and the Company and acknowledges that it has been provided adequate access to the personnel, properties, assets, premises, books and records and other documents and data of Pubco and the Company for such purpose. SPAC acknowledges and agrees that, in making its decision to enter into this Agreement and the Ancillary Documents and to consummate the Transactions contemplated hereby and thereby, it has relied solely upon its own investigation and the express representations and warranties of the Company, Ripple, Pubco and the Merger Subs set forth in this Agreement (including the related portions of the Company Disclosure Schedules) and in any certificate delivered to SPAC pursuant hereto, and the information provided by or on behalf of the Company, Ripple, Pubco or the Merger Subs for the Registration Statement.

4.19 No Other Representations. Except for the representations and warranties expressly made by SPAC in Article IV (as modified by the SPAC Disclosure Schedule) or as expressly set forth in any Ancillary Document, neither SPAC nor any other Person on its behalf makes any express or implied representation or warranty with respect to SPAC or its business, operations, assets or Liabilities, or the Transactions, and SPAC hereby expressly disclaims any other representations or warranties, whether implied or made by SPAC or any of its Representatives. SPAC acknowledges that, except for the representations and warranties expressly made by Pubco or the Merger Subs in Article V, the Company in Article VI and Ripple in Article VII, none of Pubco, the Merger Subs, the Company or Ripple is making or has made, communicated or furnished (orally or in writing) any representation, warranty, projection, forecast, statement or information to SPAC or its Representatives (including any opinion, information or advice that may have been or may be provided to SPAC or its Representatives by any Representative of Pubco, the Merger Subs, the Company or Ripple), including any representations or warranties regarding the probable success or profitability of the businesses of Pubco, the Merger Subs, the Company or Ripple. SPAC specifically disclaims that it is relying upon or has relied upon any such other representations and warranties that may have been made by any Person and acknowledges and agrees that Pubco, the Merger Subs, the Company and Ripple have specifically disclaimed any such other representations and warranties. Notwithstanding the foregoing provisions of this Section 4.19, nothing in this Section 4.19 shall limit Ripple’s remedies with respect to Fraud Claims in connection with, or arising out of this Agreement, the Ancillary Documents or the Transactions.

4.20 Information Supplied. None of the information supplied or to be supplied by or on behalf of SPAC or any of its Affiliates (including Sponsor) in writing expressly for inclusion or incorporation by reference: (a) in

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any Current Report on Form 8-K and any exhibits thereto or any other report, form, registration or other filing made with any Governmental Authority (including the SEC) with respect to the Transactions; (b) in the Registration Statement; or (c) in the mailings or other distributions to SPAC’s or Pubco’s shareholders with respect to the consummation of the Transactions or in any amendment to any of documents identified in (a) through (c), will, when filed, made available, mailed or distributed, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. None of the information supplied or to be supplied by or on behalf of SPAC or any of its Affiliates (including Sponsor) in writing expressly for inclusion or incorporation by reference in any of the Signing Press Release, the Signing Filing, the Closing Press Release and the Closing Filing will, when filed or distributed, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, SPAC makes no representation, warranty or covenant with respect to any information supplied by or on behalf of Pubco, the Company, the Merger Subs, Ripple or any of their respective Affiliates.

4.21 SPAC Trust Account. As of the date of this Agreement, there is at least $232,000,000 held in the Trust Account. Prior to the Closing, none of the funds held in the Trust Account may be released except in accordance with the Trust Agreement, the SPAC Memorandum and Articles and the IPO Prospectus. Amounts in the Trust Account are invested in United States Government securities or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act. SPAC has performed all obligations required to be performed by it to date under, and is not in default, breach or delinquent in performance or any other respect (claimed or actual) in connection with, the Trust Agreement. The Trust Agreement is in full force and effect and is a legal, valid and binding obligation of SPAC, enforceable in accordance with its terms, subject to the Enforceability Exceptions. The Trust Agreement has not been terminated, repudiated, rescinded, amended or supplemented or modified, in any respect, and to the Knowledge of SPAC, no such termination, repudiation, rescission, amendment, supplement or modification is contemplated. There are no separate Contracts, side letters or other arrangements (whether written or unwritten, express or implied) that would cause the description of the Trust Agreement in the SEC Reports filed, or furnished by SPAC to Ripple, to be inaccurate or that would entitle any Person (other than eligible Public Shareholders who shall have elected to redeem their SPAC Class A Shares pursuant to the SPAC Memorandum and Articles) to any portion of the proceeds in the Trust Account prior to the closing of a Business Combination. There are no Actions pending with respect to the Trust Account. SPAC has not released any money from the Trust Account other than as permitted by the Trust Agreement. Following the Closing, no shareholder of SPAC is or shall be entitled to receive any amount from the Trust Account except to the extent such Public Shareholder shall have elected to redeem its SPAC Class A Shares pursuant to the Redemption.

4.22 Underwriting Agreement. SPAC has delivered to Pubco a true, correct and complete copy of the Underwriting Agreement as of the date of this Agreement. As of the date of this Agreement, there are no agreements, side letters or arrangements between SPAC and any Person thereto that relate to any fees, consideration or other discounts that are payable to the underwriters that are party to the Underwriting Agreement (including any Deferred Underwriting Commission (as defined in the Underwriting Agreement)), or that have been agreed to by SPAC (including, from and after the Closing) to any party to the Underwriting Agreement, except as set forth in the Underwriting Agreement.

4.23 Specified Funding.

(a) SPAC has delivered to Pubco a true, correct and complete copy of the Specified Funding Subscription Agreement entered into by Pubco with the Specified Investor as of the date of this Agreement. As of the date of this Agreement, other than the Specified Funding Subscription Agreement, there are no other agreements, side letters or arrangements between Pubco and the Specified Investor relating to the Specified Funding Subscription Agreement that could materially and adversely affect the obligation of the Specified

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Investor to contribute to Pubco the Specified Funding. As of the date of this Agreement, assuming the due authorization, execution and delivery by each other party thereto, the Specified Funding Subscription Agreement is in full force and effect and is a legal, valid and binding obligation of the Specified Investor, enforceable in accordance with its terms, except as limited by the Enforceability Exceptions. As of the date of this Agreement, to the Knowledge of SPAC, the Specified Funding Subscription Agreement has not been withdrawn or terminated, amended or modified in writing in any respect. As of the date of this Agreement, the Specified Investor is not and, with the giving of notice, the lapse of time or both, would not be in default under the Specified Funding Subscription Agreement.

(b) No fees, consideration or other discounts are payable or have been agreed to by the Specified Investor (including, from and after the Closing) to Pubco in respect of the Specified Funding, except as set forth in the Specified Funding Subscription Agreement.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PUBCO AND THE MERGER SUBS

Except as set forth in the Company Disclosure Schedules, the Section numbers of which are numbered to correspond to the Section numbers of this Agreement to which they refer, Pubco and the Merger Subs severally and not jointly each represent and warrant to SPAC, the Company and Ripple, as of the date of this Agreement and as of the Closing, solely with respect to itself, as follows:

5.1 Organization and Standing. Pubco is duly incorporated, validly existing and in good standing under the Laws of the State of Nevada. The Merger Subs are duly organized, validly existing and in good standing under the Laws of the State of Delaware. Each of Pubco and the Merger Subs has all requisite organizational power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Each of Pubco and the Merger Subs is duly qualified or licensed and in good standing to do business in each jurisdiction in which the character of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary. Pubco has made available to SPAC accurate and complete copies of the Organizational Documents of Pubco and the Merger Subs, each as currently in effect. None of Pubco or the Merger Subs is in violation of any provision of its Organizational Documents.

5.2 Authorization; Binding Agreement. Except as set forth in Schedule 5.2 of the Company Disclosure Schedules, subject to filing the Pubco A&R Organizational Documents and obtaining the SPAC Merger Sub Stockholder Approval, each of Pubco and the Merger Subs has all requisite organizational power and authority to execute and deliver this Agreement and each Ancillary Document to which it is a party, to perform its obligations hereunder and thereunder and to consummate the Transactions contemplated hereby and thereby. The execution and delivery of this Agreement and each Ancillary Document to which it is a party and the consummation of the Transactions contemplated hereby and thereby have been duly and validly authorized by the board of directors of Pubco and SPAC Merger Sub and the managing member of Company Merger Sub and no other proceedings, other than as expressly set forth elsewhere in this Agreement (including the filing of the Pubco A&R Organizational Documents and obtaining the SPAC Merger Sub Stockholder Approval), on the part of Pubco or the Merger Subs are necessary to authorize the execution and delivery of this Agreement and each Ancillary Document to which it is a party or to consummate the Transactions contemplated hereby and thereby. This Agreement has been, and each Ancillary Document to which Pubco or the Merger Subs is a party has been or shall be when delivered, duly and validly executed and delivered by such Party and, assuming the due authorization, execution and delivery of this Agreement and any such Ancillary Documents by the other Parties and other parties thereto, constitutes, or when delivered shall constitute, the legal, valid and binding obligation of such Party, enforceable against such Party in accordance with its terms, subject to the Enforceability Exceptions.

5.3 Governmental Approvals. No Consent of any Governmental Authority on the part of Pubco or the Merger Subs is required to be obtained in connection with the execution, delivery or performance by such Party

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of this Agreement and each Ancillary Document to which it is a party or the consummation by such Party of the Transactions contemplated hereby and thereby, other than (a) such filings as contemplated by this Agreement (including the Pubco A&R Organizational Documents), (b) any filings required with Nasdaq or the SEC with respect to the Transactions, (c) applicable requirements, if any, of the Securities Act, the Exchange Act or any state “blue sky” securities Laws, (d) requirements under Delaware Law, Nevada Law, Cayman Islands Law and pursuant to any other applicable Laws and (e) where the failure to obtain or make such Consents or to make such filings or notifications, would not reasonably be expected to have a Material Adverse Effect on Pubco or the Merger Subs.

5.4 Non-Contravention. The execution and delivery by each of Pubco and the Merger Subs of this Agreement and each Ancillary Document to which it is a party, the consummation by such Party of the Transactions contemplated hereby and thereby, and compliance by such Party with any of the provisions hereof and thereof, will not, subject to the filing of the Pubco A&R Organizational Documents and obtaining the SPAC Merger Sub Stockholder Approval, (a) conflict with or violate any provision of such Party’s Organizational Documents, (b) subject to obtaining the Consents from Governmental Authorities referred to in Section 5.3, the waiting periods referred to therein having expired, and any condition precedent to such Consent or waiver having been satisfied, conflict with or violate any Law applicable to such Party or any of its properties or assets or (c) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by such Party under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of such Party under, (viii) give rise to any obligation to obtain any third-party Consent or provide any notice to any Person or (ix) give any Person the right to declare a default, exercise any remedy, claim a rebate, chargeback, penalty or change in delivery schedule, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of any material Contract of such Party, except for any deviations from any of the foregoing clauses (b) or (c) that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Pubco.

5.5 Capitalization. As of the date of this Agreement, (i) Pubco is authorized to issue 1,000 shares of Pubco Stock, of which one share of Pubco Stock is issued and outstanding, which is owned by Ripple; (ii) there are 1,000 issued and outstanding Company Merger Sub Units, all of which are owned by Pubco; and (iii) SPAC Merger Sub is authorized to issue 500,000,000 SPAC Merger Sub Common Shares, of which one SPAC Merger Sub Common Share is issued and outstanding, which is owned by Pubco. Except for the Merger Subs, Pubco does not have any Subsidiaries or own any equity interests in any other Person.

5.6 Pubco’s and the Merger Subs’ Activities. Since their formation, Pubco and the Merger Subs have not engaged in any business activities other than as contemplated by this Agreement, do not own, directly or indirectly, any ownership equity, profits or voting interest in any Person (other than Pubco’s 100% ownership of SPAC Merger Sub and Company Merger Sub) and have no assets or Liabilities except those incurred in connection with this Agreement and the Ancillary Documents to which they are a party and the Transactions, and, other than this Agreement and the Ancillary Documents to which they are a party, Pubco and the Merger Subs are not party to or bound by any Contract. The Merger Subs were formed solely for the purpose of effecting the Mergers. Company Merger Sub is an entity disregarded as separate from its owner, Pubco, for U.S. federal income tax purposes, and no election has been made to treat Company Merger Sub as anything other than an entity disregarded as separate from its owner for U.S. federal income Tax purposes. As of the date hereof, Pubco is the sole and only stockholder of SPAC Merger Sub and the sole member of Company Merger Sub. As of the date hereof, none of Pubco and the Merger Subs are required to register as an “investment company” as such term is defined in the Investment Company Act.

5.7 Finders and Brokers. No broker, finder or investment banker or other Person is entitled to any brokerage, finder’s or other fee or commission from SPAC, Pubco, the Company, Merger Subs or any of their respective

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Affiliates in connection with the Transactions contemplated hereby based upon arrangements made by or on behalf of Pubco or the Merger Subs or any of their Affiliates, except as set forth on Schedule 6.12 of the Company Disclosure Schedules.

5.8 Ownership of Pubco Stock. All shares of Pubco Stock and Pubco Warrants to be issued and delivered to Ripple as consideration pursuant to the Company Merger (the “Merger Consideration Securities”) and to the SPAC Stockholders in exchange for their SPAC Class A Shares and SPAC Warrants in accordance with this Agreement shall be, upon issuance and delivery of such shares of Pubco Stock or Pubco Warrants, duly authorized and validly issued and fully paid and non-assessable, free and clear of all Liens. The issuance of such shares of Pubco Stock and Pubco Warrants pursuant hereto will not be subject to or give rise to any preemptive rights or rights of first refusal.

5.9 Information Supplied. None of the information supplied or to be supplied by Pubco or the Merger Subs in writing expressly for inclusion or incorporation by reference: (a) in any Current Report on Form 8-K, and any exhibits thereto or any other report, form, registration or other filing made with any Governmental Authority (including the SEC) with respect to the Transactions; (b) in the Registration Statement; or (c) in the mailings or other distributions to SPAC’s or Pubco’s shareholders or prospective investors with respect to the consummation of the Transactions or in any amendment to any of documents identified in (a) through (c), will, when filed, made available, mailed or distributed, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. None of the information supplied or to be supplied by Pubco or the Merger Subs expressly for inclusion or incorporation by reference in any of the Signing Press Release, the Signing Filing, the Closing Filing and the Closing Press Release will, when filed or distributed, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, none of Pubco or the Merger Subs makes any representation, warranty or covenant with respect to any information supplied by or on behalf of SPAC, the Company, Ripple or any of their respective Affiliates.

5.10 Independent Investigation. Each of Pubco and the Merger Subs has conducted its own independent investigation, review and analysis of the business, results of operations, condition (financial or otherwise) or assets of the Company and SPAC and acknowledges that it has been provided adequate access to the personnel, properties, assets, premises, books and records and other documents and data of the Company and SPAC for such purpose. Each of Pubco and the Merger Subs acknowledges and agrees that, in making its decision to enter into this Agreement and the Ancillary Documents and to consummate the Transactions contemplated hereby and thereby, it has relied solely upon its own investigation and the express representations and warranties of the Company, Ripple and SPAC set forth in this Agreement (including the related portions of the Company Disclosure Schedules and the SPAC Disclosure Schedules) and in any certificate delivered to Pubco or the Merger Subs pursuant hereto, and the information provided by or on behalf of the Company, Ripple or SPAC for the Registration Statement.

5.11 No Other Representations. Except for the representations and warranties expressly made by Pubco or the Merger Subs in Article V or as expressly set forth in any Ancillary Document, none of Pubco or the Merger Subs nor any other Person on any of their behalves makes any express or implied representation or warranty with respect to any of Pubco or the Merger Subs or their respective business, operations, assets or Liabilities, or the Transactions, and Pubco and the Merger Subs each hereby expressly disclaims any other representations or warranties, whether implied or made by Pubco or the Merger Subs or any of their respective Representatives. Each of Pubco and the Merger Subs acknowledge that, except for the representations and warranties expressly made by SPAC in Article IV, the Company in Article VI and Ripple in Article VII, none of SPAC, the Company or Ripple is making or has made, communicated or furnished (orally or in writing) any representation, warranty, projection, forecast, statement or information, to Pubco and the Merger Subs or any of their respective Representatives (including any opinion, information or advice that may have been or may be provided to Pubco

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and the Merger Subs or any of their respective Representatives by any Representative of SPAC, the Company or Ripple), including any representations or warranties regarding the probable success or profitability of the business of SPAC, the Company and Ripple. Each of Pubco and the Merger Subs specifically disclaim that they are relying upon or have relied upon any such other representations and warranties that may have been made by any Person and acknowledges and agrees that SPAC, the Company and Ripple have specifically disclaimed any such other representations and warranties. Notwithstanding the foregoing provisions of this Section 5.11 nothing in this Section 5.11 shall limit SPAC’s remedies with respect to Fraud Claims in connection with, or arising out of this Agreement, the Ancillary Documents or the Transactions.

5.12 Advanced Funding.

(a) Pubco has delivered to SPAC true, correct and complete copies of each of the Advanced Funding Subscription Agreements entered into by Pubco with the Advanced Funding Investors named therein as of the date of this Agreement. As of the date of this Agreement, other than the Advanced Funding Subscription Agreements, there are no other agreements, side letters or arrangements between Pubco and any Advanced Funding Investor relating to any Advanced Funding Subscription Agreement that could materially and adversely affect the obligation of such Advanced Funding Investors to contribute to Pubco the applicable portion of the Advanced Funding amount set forth in the Advanced Funding Subscription Agreement of such Advanced Funding Investors. As of the date of this Agreement, assuming the due authorization, execution and delivery by each other party thereto, each Advanced Funding Subscription Agreement is in full force and effect and is a legal, valid and binding obligation of Pubco, enforceable in accordance with its terms, except as limited by the Enforceability Exceptions. As of the date of this Agreement, to the Knowledge of Pubco, no Advanced Funding Subscription Agreement has been withdrawn or terminated, amended or modified in writing in any respect. As of the date of this Agreement, Pubco is not and, with the giving of notice, the lapse of time or both, would not be in default under any Advanced Funding Subscription Agreements.

(b) No fees, consideration or other discounts are payable or have been agreed to by Pubco (including, from and after the Closing) to any Advanced Funding Investor in respect of the Advanced Funding, except as set forth in the Advanced Funding Subscription Agreements.

5.13 Delayed Funding.

(a) Pubco has delivered to SPAC true, correct and complete copies of each of the Delayed Funding Subscription Agreements entered into by Pubco with the Delayed Funding Investors named therein as of the date of this Agreement. As of the date of this Agreement, other than the Delayed Funding Subscription Agreements, there are no other agreements, side letters or arrangements between Pubco and any Delayed Funding Investor relating to any Delayed Funding Subscription Agreement that could materially and adversely affect the obligation of such Delayed Funding Investors to contribute to Pubco the applicable portion of the Delayed Funding amount set forth in the Delayed Funding Subscription Agreement of such Delayed Funding Investors. As of the date of this Agreement, assuming the due authorization, execution and delivery by each other party thereto, each Delayed Funding Subscription Agreement is in full force and effect and is a legal, valid and binding obligation of Pubco, enforceable in accordance with its terms, except as limited by the Enforceability Exceptions. As of the date of this Agreement, to the Knowledge of Pubco, no Delayed Funding Subscription Agreement has been withdrawn or terminated, amended or modified in writing in any respect. As of the date of this Agreement, Pubco is not and, with the giving of notice, the lapse of time or both, would not be in default under any Delayed Funding Subscription Agreements.

(b) No fees, consideration or other discounts are payable or have been agreed to by Pubco (including, from and after the Closing) to any Delayed Funding Investor in respect of the Delayed Funding, except as set forth in the Delayed Funding Subscription Agreements.

5.14 Employees and Benefit Plans. Each of the Pubco and the Merger Subs do not have any employees and do not have any Benefit Plan.

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5.15 Ripple Affiliate Funding.

(a) Pubco has delivered to SPAC and the Company true, correct and complete copies of each of the Ripple Affiliate Subscription Agreements entered into by Pubco with the Ripple Affiliate Investors named therein as of the date of this Agreement. As of the date of this Agreement, other than the Ripple Affiliate Subscription Agreements, there are no other agreements, side letters or arrangements between Pubco and any Ripple Affiliate Investor relating to any Ripple Affiliate Subscription Agreement that could materially and adversely affect the obligation of such Ripple Affiliate Investors to contribute to Pubco the applicable portion of the investment amount set forth in the Ripple Affiliate Subscription Agreement of such Ripple Affiliate Investors. As of the date of this Agreement, assuming the due authorization, execution and delivery by each other party thereto, all of the Ripple Affiliate Subscription Agreements are in full force and effect and are legal, valid and binding obligations of Pubco, enforceable in accordance with its terms, except as limited by the Enforceability Exceptions. As of the date of this Agreement, to the Knowledge of Pubco, no Ripple Affiliate Subscription Agreement has been withdrawn or terminated, amended or modified in writing in any respect. As of the date of this Agreement, Pubco is not and, with the giving of notice, the lapse of time or both, would not be in default under any Ripple Affiliate Subscription Agreements.

(b) No fees, consideration or other discounts are payable or have been agreed to by Pubco (including, from and after the Closing) to any Ripple Affiliate Investor in respect of the Ripple Affiliate Funding, except as set forth in the Ripple Affiliate Subscription Agreements.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the disclosure schedules delivered by the Company to SPAC on the date of this Agreement (the “Company Disclosure Schedules”), the Section numbers of which are numbered to correspond to the Section numbers of this Agreement to which they refer, the Company hereby represents and warrants to SPAC as of the date of this Agreement and as of the Closing, as follows:

6.1 Organization and Standing. The Company is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware, and has all requisite limited liability company power and authority to own, lease and operate its properties and to carry on its business as now being conducted. The Company is duly qualified or licensed and in good standing to do business in each jurisdiction in which the character of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary for the business as currently conducted. The Company has made available to SPAC accurate and complete copies of the Organizational Documents of the Company, as currently in effect. The Company is not in violation of any provision of its Organizational Documents.

6.2 Authorization; Binding Agreement. The Company has all requisite limited liability company power and authority to execute and deliver this Agreement and each Ancillary Document to which it is a party, to perform its obligations hereunder and thereunder and to consummate the Transactions contemplated hereby and thereby. The execution and delivery of this Agreement and each Ancillary Document to which it is a party and the consummation of the Transactions contemplated hereby and thereby have been duly and validly authorized by the managing member of the Company and no other proceedings on the part of the Company are necessary to authorize the execution and delivery of this Agreement and each Ancillary Document to which it is a party or to consummate the Transactions contemplated hereby and thereby. This Agreement has been, and each Ancillary Document to which it is a party has been or shall be when delivered, duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery of this Agreement and any such Ancillary Document by the other Parties and other parties thereto, constitutes, or when delivered shall constitute, the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the Enforceability Exceptions.

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6.3 Capitalization.

(a) As of the date of this Agreement Ripple is, and as of immediately prior to the Company Merger Effective Time Ripple shall be, the sole Company Member.

(b) The Company does not have any Subsidiaries or own any equity interests in any other Person.

(c) Except as set forth in this Section 6.3 or as contemplated by this Agreement, there are no (i) outstanding options, warrants, puts, calls, convertible securities, preemptive or similar rights, (ii) bonds, debentures, notes or other Indebtedness having general voting rights or that are convertible or exchangeable into securities having such rights or (iii) subscriptions or other rights, agreements, arrangements, Contracts or commitments of any character (other than this Agreement and the Ancillary Documents), (A) relating to the issued or unissued securities of the Company, (B) obligating the Company to issue, transfer, deliver or sell or cause to be issued, transferred, delivered, sold or repurchased any options or shares or securities convertible into or exchangeable for any securities of the Company or (C) obligating the Company to grant, extend or enter into any option, warrant, call, subscription or other right, agreement, arrangement or commitment for such securities of the Company. There are no outstanding obligations of the Company to repurchase, redeem or otherwise acquire any securities of the Company or to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in any Person. There are no shareholders agreements, voting trusts or other agreements or understandings to which the Company is a party with respect to the voting of any securities of the Company.

6.4 Governmental Approvals. No Consent of any Governmental Authority on the part of the Company is required to be obtained in connection with the execution, delivery or performance by the Company of this Agreement or any Ancillary Documents or the consummation by the Company of the Transactions contemplated hereby or thereby other than (a) such filings as expressly contemplated by this Agreement, (b) pursuant to requirements under Delaware Law or any other applicable Laws and (c) those Consents, the failure of which to obtain prior to the Closing, would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company.

6.5 Non-Contravention. The execution and delivery by the Company of this Agreement and each Ancillary Document to which it is a party, the consummation by the Company of the Transactions contemplated hereby and thereby, and compliance by the Company with any of the provisions hereof and thereof, will not (a) conflict with or violate any provision of the Company’s Organizational Documents, (b) subject to obtaining the Consents required from Governmental Authorities referred to in Section 6.4, the waiting periods referred to therein having expired, and any condition precedent to such Consent or waiver having been satisfied, conflict with or violate any Law applicable to the Company or any of its properties or assets or (c) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by the Company under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of any the Company under, (viii) give rise to any obligation to obtain any third-party Consent or provide any notice to any Person or (ix) give any Person the right to declare a default, exercise any remedy, claim a rebate, chargeback, penalty or change in delivery schedule, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of any material Contract of the Company, except for any deviations from any of the foregoing clauses (b) or (c) that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company.

6.6 Absence of Certain Changes. Except for actions expressly contemplated by this Agreement or any Ancillary Document, since its formation, the Company has not been subject to a Material Adverse Effect.

6.7 Company Activities. Since its formation, the Company has not engaged in any business activities other than as contemplated by this Agreement, does not own, directly or indirectly, any ownership equity, profits or

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voting interest in any Person and has no assets or Liabilities except the assets, if any, that may be received and the Liabilities that may be incurred in connection with this Agreement and the Ancillary Documents to which the Company is a party and the Transactions. Other than this Agreement and the Ancillary Documents to which the Company is a party, the Company is not party to or bound by any Contract. The Company does not lease or own any real property or any interest in real property.

6.8 Title to Assets. As of the Closing, and subject to the consummation of the transactions contemplated by the Contribution Agreement, the Company will have all rights, title and interest in and to the XRP contributed into the Company pursuant to the Contribution Agreement, subject to any Permitted Liens.

6.9 Employees and Benefit Plans. The Company does not have any employees and does not have any Benefit Plans.

6.10 Taxes and Returns. The Company has timely filed, or caused to be timely filed, and will timely file or cause to be timely filed all material Tax Returns required to be filed by it, which Tax Returns are true, accurate, correct and complete in all material respects, and has paid, collected or withheld, or caused to be paid, collected or withheld, all material Taxes required to be paid. There are no audits, examinations, investigations, claims, assessments or other proceedings pending or threatened against the Company in respect of any Tax, and the Company has not been notified in writing of any proposed Tax claims or assessments against the Company. There are no Liens with respect to any Taxes upon any of the Company’s assets, other than Permitted Liens. The Company has no outstanding waivers or extensions of any applicable statute of limitations to assess any material amount of Taxes. There are no outstanding requests by the Company for any extension of time within which to file any Tax Return or within which to pay any Taxes shown to be due on any Tax Return. Since formation, the Company has been properly classified as an entity disregarded as separate from Ripple or as a partnership, in each case for U.S. federal and applicable state and local income tax purposes, and no election has been made to treat the Company otherwise.

6.11 Certain Business Practices.

(a) Neither the Company, nor any of its Representatives acting on its behalf, has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees, to foreign or domestic political parties or campaigns or violated any provision of any Anti-Corruption Law, (iii) made any other unlawful payment or (iv) since the formation of the Company, directly or indirectly, given or agreed to give any unlawful gift or similar benefit in any material amount to any customer, supplier, governmental employee or other Person who is or may be in a position to help or hinder the Company or assist it in connection with any actual or proposed transaction.

(b) The Company and each of its directors, officers and employees acting in such capacity are and, to the Knowledge of the Company, each of its agents or Representatives acting on its behalf or at its direction, is and has been since the date of the Company’s formation in compliance with AML Laws.

(c) None of the Company or any of its directors, officers or employees, or, to the Knowledge of the Company, any other agents or Representative acting on behalf or at its direction is currently identified on the specially designated nationals or other blocked person list or otherwise currently subject to any Sanctions, and the Company has not, directly or indirectly, used any funds, or loaned, contributed or otherwise made available such funds to any joint venture partner or other Person, in connection with any sales or operations in any other country sanctioned by any such Governmental Authority or for the purpose of financing the activities of any Person currently subject to, or otherwise in violation of, any Sanctions in the last five fiscal years.

(d) Except as would not, individually or in the aggregate, be material and adverse to the Company: (i) the Company has not conducted or initiated any internal investigation, review or audit, or made a voluntary,

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directed, or involuntary disclosure to any Governmental Authority or third party with respect to any alleged or suspected act or omission arising under or relating to any potential noncompliance with any applicable Anti-Corruption Law, AML Law or Sanctions; (ii) none of the Company or any of its directors, officers or employees acting in such capacity and, to the Knowledge of the Company, any of its agents acting on its behalf or Representatives acting at its direction has (A) received any written notice, request or citation for any actual or potential noncompliance with any applicable Anti-Corruption Law, AML Law or Sanctions or (B) has knowledge of a pending investigation into actual or potential noncompliance with any applicable Anti-Corruption Law, AML Law or Sanctions; and (iii) the Company (A) maintains an adequate system of internal controls reasonably designed to ensure compliance with the Anti-Corruption Laws and Sanctions and prevent and detect violations of the Anti-Corruption Laws, AML Laws and Sanctions, (B) has implemented and have at all times maintained an operational and effective anti-corruption compliance program that includes, at a minimum, policies, procedures and training intended to detect, prevent and deter violations of applicable Anti-Corruption Laws, AML Laws and Sanctions and (C) has at all times made and maintained accurate books and records in compliance with all applicable Anti-Corruption Laws and AML Laws.

6.12 Finders and Brokers. No broker, finder or investment banker or other Person is entitled to any brokerage, finder’s or other fee or commission from SPAC, Pubco, the Company or any of their respective Affiliates in connection with the Transactions contemplated hereby based upon arrangements made by or on behalf of the Company or any of its Affiliates.

6.13 Information Supplied. None of the information supplied or to be supplied by the Company in writing expressly for inclusion or incorporation by reference: (a) in any Current Report on Form 8-K, and any exhibits thereto or any other report, form, registration or other filing made with any Governmental Authority (including the SEC) with respect to the Transactions; (b) in the Registration Statement; or (c) in the mailings or other distributions to SPAC’s or Pubco’s shareholders with respect to the consummation of the Transactions or in any amendment to any of documents identified in (a) through (c), will, when filed, made available, mailed or distributed, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. None of the information supplied or to be supplied by the Company in writing expressly for inclusion or incorporation by reference in any of the Signing Press Release, the Signing Filing, the Closing Press Release and the Closing Filing will, when filed or distributed, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, the Company makes no representation, warranty or covenant with respect to any information supplied by or on behalf of SPAC, Ripple, the Merger Subs, Pubco or any of their respective Affiliates.

6.14 Independent Investigation. The Company has conducted its own independent investigation, review and analysis of the business, results of operations, condition (financial or otherwise) or assets of SPAC and acknowledges that it has been provided adequate access to the personnel, properties, assets, premises, books and records and other documents and data of SPAC for such purpose. The Company acknowledges and agrees that in making its decision to enter into this Agreement and the Ancillary Documents and to consummate the Transactions contemplated hereby and thereby, it has relied solely upon its own investigation and the express representations and warranties of SPAC set forth in this Agreement (including the related portions of the SPAC Disclosure Schedules) and in any certificate delivered to the Company pursuant hereto, and the information provided by or on behalf of SPAC for the Registration Statement.

6.15 No Other Representations. Except for the representations and warranties expressly made by the Company in Article VI (as modified by the Company Disclosure Schedules) or as expressly set forth in any Ancillary Document, neither the Company nor any other Person on its behalf makes any express or implied representation or warranty with respect to the Company or its business, operations, assets or Liabilities, or the Transactions, and the Company hereby expressly disclaims any other representations or warranties, whether

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implied or made by the Company or any of its Representatives. The Company acknowledges that, except for the representations and warranties expressly made by SPAC in Article IV, Pubco and the Merger Subs in Article V and Ripple in Article VII, none of SPAC, Pubco, the Merger Subs or Ripple is making or has made, communicated or furnished (orally or in writing) any representation, warranty, projection, forecast, statement or information to the Company (including any opinion, information, projection or advice that may have been or may be provided to the Company or its Representatives by any Representative of SPAC, Pubco, the Merger Subs or Ripple), including any representations or warranties regarding the probable success or profitability of the businesses of SPAC, Pubco, the Merger Subs or Ripple. The Company specifically disclaims that it is relying upon or has relied upon any such other representations and warranties that may have been made by any Person and acknowledges and agrees that SPAC, Pubco, the Merger Subs and Ripple have specifically disclaimed any such other representations and warranties. Notwithstanding the foregoing provisions of this Section 6.15, nothing in this Section 6.15 shall limit SPAC’s remedies with respect to Fraud Claims in connection with, or arising out of, this Agreement, the Ancillary Documents or the Transactions.

6.16 Ripple Affiliate Funding.

(a) The Company has delivered to SPAC and Pubco true, correct and complete copies of each of the Ripple Affiliate Subscription Agreements entered into by the Company with the Ripple Affiliate Investors named therein as of the date of this Agreement. As of the date of this Agreement, other than the Ripple Affiliate Subscription Agreements, there are no other agreements, side letters or arrangements between the Company and any Ripple Affiliate Investor relating to any Ripple Affiliate Subscription Agreement that could materially and adversely affect the obligation of such Ripple Affiliate Investors to contribute to the Company the applicable portion of the investment amount set forth in the Ripple Affiliate Subscription Agreement of such Ripple Affiliate Investors. As of the date of this Agreement, assuming the due authorization, execution and delivery by each other party thereto, all of the Ripple Affiliate Subscription Agreements are in full force and effect and are legal, valid and binding obligations of the Company, enforceable in accordance with its terms, except as limited by the Enforceability Exceptions. As of the date of this Agreement, to the Knowledge of the Company, no Ripple Affiliate Subscription Agreement has been withdrawn or terminated, amended or modified in writing in any respect. As of the date of this Agreement, the Company is not and, with the giving of notice, the lapse of time or both, would not be in default under any Ripple Affiliate Subscription Agreements.

(b) No fees, consideration or other discounts are payable or have been agreed to by the Company (including, from and after the Closing) to any Ripple Affiliate Investor in respect of the Ripple Affiliate Subscription, except as set forth in the Ripple Affiliate Subscription Agreements.

ARTICLE VII

REPRESENTATIONS AND WARRANTIES OF RIPPLE

Except as set forth in the Company Disclosure Schedules, the Section numbers of which are numbered to correspond to the Section numbers of this Agreement to which they refer, with respect to each representation and warranty in this Article VII, Ripple hereby represents and warrants to SPAC, Pubco, the Merger Subs and the Company, as of the date of this Agreement and as of the Closing, as follows:

7.1 Organization and Standing. Ripple is duly incorporated, validly existing and in good standing under the Laws of the State of Delaware, and has all requisite corporate power and authority to carry on its business as now being conducted.

7.2 Authorization; Binding Agreement. Ripple has all requisite corporate power, authority and legal right and capacity to execute and deliver this Agreement and each Ancillary Document to which it is a party, to perform Ripple’s obligations hereunder and thereunder and to consummate the Transactions contemplated hereby and thereby. This Agreement has been, and each Ancillary Document to which Ripple is or is required to be a

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party has been or shall be when delivered, duly and validly executed and delivered by Ripple and assuming the due authorization, execution and delivery of this Agreement and any such Ancillary Document by the other Parties and other parties thereto, constitutes, or when delivered shall constitute, the legal, valid and binding obligation of Ripple, enforceable against Ripple in accordance with its terms, subject to the Enforceability Exceptions.

7.3 Government Approvals. No Consent of any Governmental Authority on the part of Ripple is required in connection with the execution, delivery or performance by Ripple of this Agreement or any Ancillary Documents or the consummation by Ripple of the Transactions contemplated hereby or thereby other than (a) such filings as expressly contemplated by this Agreement, (b) any filings required with Nasdaq or the SEC with respect to the Transactions and (c) applicable requirements, if any, of the Securities Act, the Exchange Act or other applicable securities Laws.

7.4 Non-Contravention. The execution and delivery by Ripple of this Agreement and each Ancillary Document to which it is a party or otherwise bound and the consummation by Ripple of the Transactions contemplated hereby and thereby, and compliance by Ripple with any of the provisions hereof and thereof, will not, (a) conflict with or violate any provision of Ripple’s Organizational Documents, (b) conflict with or violate any Law applicable to Ripple or any of its properties or assets or (c) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by Ripple under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of Ripple under, (viii) give rise to any obligation to obtain any third-party consent or provide any notice to any Person or (ix) give any Person the right to declare a default, exercise any remedy, claim a rebate, chargeback, penalty or change in delivery schedule, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of, any Contract to which Ripple is a party or its properties or assets are bound, except for any deviations from any of the foregoing clauses (a), (b) or (c) that has not had and would not reasonably be expected to materially impair or delay the ability of Ripple to consummate the Transactions.

7.5 No Litigation. There is no Action pending or, to the Knowledge of Ripple, threatened, nor any Order is outstanding, against or involving Ripple, whether at law or in equity, before or by any Governmental Authority, which would reasonably be expected to materially and adversely affect the ability of Ripple to consummate the Transactions contemplated by, and discharge its obligations under, this Agreement and the Ancillary Documents to which Ripple is or is required to be a party.

7.6 Investment Representations. Ripple: (a) is an “accredited investor” as such term is defined in Rule 501(a) of Regulation D under the Securities Act; (b) is acquiring its portion of the Merger Consideration Securities for itself for investment purposes only, and not with a view towards any resale or distribution of such Merger Consideration Securities; (c) has been advised and understands that the Merger Consideration Securities (i) are being issued in reliance upon one or more exemptions from the registration requirements of the Securities Act and any applicable U.S. state securities Laws, (ii) has not been and at Closing shall not be, registered under the Securities Act or any applicable U.S. state securities Laws and, therefore, must be held indefinitely and cannot be resold unless and until such Merger Consideration Securities are registered under the Securities Act and all applicable U.S. state securities Laws, unless exemptions from registration are available; and (iii) may be subject to additional restrictions on transfer pursuant to Ripple’s Lock-Up Agreement (if applicable); (d) is aware that an investment in Pubco is a speculative investment and is subject to the risk of complete loss; and (e) (other than the Company Units held by Ripple) acknowledges that, except as set forth in the Amended and Restated Registration Rights Agreement, Pubco is under no obligation hereunder to register the Merger Consideration Securities under the Securities Act. Ripple does not have any Contract with any Person to sell, transfer or grant participations to such Person, or to any third Person, with respect to the Merger Consideration Securities. By reason of Ripple’s business or financial experience, Ripple is capable of evaluating the risks and merits of an

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investment in Pubco and of protecting its interests in connection with this investment. Ripple has carefully read and understands all materials provided by or on behalf of SPAC or its Representatives to Ripple or Ripple’s Representatives pertaining to an investment in Pubco and has consulted, as Ripple has deemed advisable, with its own attorneys, accountants or investment advisors with respect to the investment contemplated hereby and its suitability for Ripple. Ripple acknowledges that the Merger Consideration Securities are subject to dilution for events not under the control of Ripple. Ripple has completed its independent inquiry and has relied fully upon the advice of its own legal counsel, accountant, financial and other Representatives in determining the legal, Tax, financial and other consequences of this Agreement and the Transactions contemplated hereby and the suitability of this Agreement and the Transactions contemplated hereby for Ripple and its particular circumstances, and, except as set forth herein, has not relied upon any representations or advice by Pubco or SPAC or their respective Representatives. Ripple: (A) has been represented by independent counsel (or has had the opportunity to consult with independent counsel and has declined to do so); (B) has had the full right and opportunity to consult with Ripple’s attorneys and other advisors and has availed itself of this right and opportunity; (C) has carefully read and fully understands this Agreement in its entirety and has had it fully explained to it or him by such counsel; (D) is fully aware of the contents hereof and the meaning, intent and legal effect thereof; and (E) is competent to execute this Agreement and any Ancillary Documents to which Ripple is or will be required to be a party and has executed this Agreement and such Ancillary Documents free from coercion, duress or undue influence.

7.7 Finders and Brokers. No broker, finder or investment banker or other Person is entitled to any brokerage, finder’s or other fee or commission from SPAC, Pubco, the Merger Subs, the Company or any of their respective Affiliates in connection with the Transactions contemplated hereby directly based upon arrangements made by Ripple or any of its Affiliates, except as set forth on Schedule 6.12 of the Company Disclosure Schedules.

7.8 Information Supplied. None of the information supplied or to be supplied by Ripple in writing expressly for inclusion or incorporation by reference: (a) in any Current Report on Form 8-K, and any exhibits thereto or any other report, form, registration or other filing made with any Governmental Authority (including the SEC) with respect to the Transactions; (b) in the Registration Statement; or (c) in the mailings or other distributions to SPAC’s or Pubco’s shareholders or prospective investors with respect to the consummation of the Transactions or in any amendment to any of documents identified in (a) through (c), will, when filed, made available, mailed or distributed, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. None of the information supplied or to be supplied by Ripple in writing expressly for inclusion or incorporation by reference in any of the Signing Press Release, the Signing Filing, the Closing Filing and the Closing Press Release will, when filed or distributed, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, Ripple makes no representation, warranty or covenant with respect to any information supplied by or on behalf of SPAC, the Merger Subs, Pubco or any of their respective Affiliates.

7.9 Tax Matters. Ripple does not have Knowledge of any facts or circumstances that would reasonably be expected to prevent the Transactions from qualifying for the Intended Tax Treatment.

7.10 No Other Representations. Except for the representations and warranties expressly made by Ripple in this Article VII (as modified by the Company Disclosure Schedules) or as expressly set forth in any Ancillary Document, none of Ripple or any other Person on Ripple’s behalf makes any express or implied representation or warranty with respect to Ripple or any of Ripple’s business, operations, assets or Liabilities, or the Transactions, and Ripple hereby expressly disclaims any other representations or warranties, whether implied or made by Ripple or any of its Representatives. The Parties hereto (other than Ripple) acknowledge that, except for the representations and warranties expressly made by Ripple in this Article VII, none of Ripple is making or has made, communicated or furnished (orally or in writing) any representation, warranty, projection, forecast, statement or information to any other Party (including any opinion, information, projection or advice that may have been or may be provided to any other Party or any Representatives thereof), including any representations

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or warranties regarding the probable success or profitability of the businesses of SPAC, Pubco, the Merger Subs or Ripple. Each Party, other than Ripple, specifically disclaims that it is relying upon or has relied upon any such other representations and warranties that may have been made by any Person and acknowledges and agrees that Ripple has specifically disclaimed any such other representations and warranties. Notwithstanding the foregoing provisions of this Section 7.10, nothing in this Section 7.10 shall limit SPAC’s remedies with respect to Fraud Claims in connection with, or arising out of, this Agreement, the Ancillary Documents or the Transactions.

ARTICLE VIII

COVENANTS

8.1 Access and Information.

(a) During the period from the date of this Agreement and continuing until the Closing (the “Interim Period”), subject to Section 8.14, each of the Company, Pubco and the Merger Subs shall give, and shall cause its Representatives to give, SPAC and its Representatives, at reasonable times during normal business hours and upon reasonable intervals and notice, reasonable access to all offices and other facilities and to all employees, properties, Contracts, agreements, commitments, books and records, financial and operating data and other information of or pertaining to Pubco, the Company or the Merger Subs, as SPAC or its Representatives may reasonably request regarding Pubco, the Company or the Merger Subs and their respective businesses, assets, Liabilities, financial condition, prospects, operations, management, employees and other aspects and cause each of the Representatives of the Company, Pubco and the Merger Subs to reasonably cooperate with SPAC and its Representatives in their investigation; provided, however, that SPAC and its Representatives, in each case, shall conduct any such activities in such a manner as not to unreasonably interfere with the business or operations of Pubco, the Company or the Merger Subs.

(b) During the Interim Period, subject to Section 8.14, SPAC shall give, and shall cause its Representatives to give, Ripple, the Company and Pubco and their respective Representatives, at reasonable times during normal business hours and upon reasonable intervals and notice, reasonable access to all offices and other facilities and to all employees, properties, Contracts, agreements, commitments, books and records, financial and operating data and other information of or pertaining to SPAC, as Ripple, the Company or Pubco or their respective Representatives may reasonably request regarding SPAC and its businesses, assets, Liabilities, financial condition, prospects, operations, management, employees and other aspects and cause each of its Representatives to reasonably cooperate with Ripple, the Company and Pubco and their respective Representatives in their investigation; provided, however, that Ripple, the Company and Pubco and their respective Representatives shall conduct any such activities in such a manner as not to unreasonably interfere with the business or operations of SPAC.

8.2 Conduct of Business of the Company, Pubco and the Merger Subs.

(a) Unless SPAC shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed), during the Interim Period, except as expressly contemplated, permitted or required by this Agreement or any Ancillary Document or as set forth on Schedule 8.2(a) of the Company Disclosure Schedules, or as required by the Transactions or applicable Law, Pubco, the Merger Subs and the Company shall use its reasonable best efforts to each (i) only engage in activities relating to the initial organization and commencement of their respective operations, including (in the case of the Company) receiving the Contribution and holding or acquiring XRP, (ii) comply in all material respects with all Laws applicable to them and their respective businesses and assets and (iii) take all commercially reasonable measures necessary or appropriate to preserve intact, in all material respects, their respective business organizations, and to preserve the possession, control and condition of their respective material assets.

(b) Without limiting the generality of Section 8.2(a) and except as expressly contemplated, permitted or required by the terms of this Agreement or any Ancillary Document or as set forth on Schedule 8.2(b) of the

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Company Disclosure Schedules, or as required in connection with the Transactions or by applicable Law, during the Interim Period, without the prior written consent of SPAC (such consent not to be unreasonably withheld, conditioned or delayed), none of the Company, Pubco or the Merger Subs shall:

(i) amend, waive or otherwise change, in any respect, its Organizational Documents;

(ii) form any Subsidiary;

(iii) authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of its equity securities or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its equity securities, or other securities, including any securities convertible into or exchangeable for any of its shares or other equity securities or securities of any class and any other equity-based awards, or engage in any hedging transaction with a third Person with respect to such securities unless pursuant to an Additional Permitted Financing; provided, that nothing herein shall limit the Company’s ability to promise to grant equity incentive awards under the Equity Plan to employees or other individual service providers of the Company and any Subsidiaries from and after the Closing, provided, further, that the number of shares of Pubco Class A Common Stock covered by such promised equity incentive awards may not exceed the number of shares of Pubco Class A Common Stock initially reserved for issuance under the Equity Plan pursuant to Section 8.26(a);

(iv) split, combine, recapitalize or reclassify any of its shares or other equity interests or issue any other securities in respect thereof or pay or set aside any dividend or other distribution (whether in cash, equity or property or any combination thereof) in respect of its equity interests, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any of its securities;

(v) make or rescind any material election relating to Taxes, settle any Action relating to Taxes, file any amended Tax Return or claim for refund, or make any material change in its accounting or Tax policies or procedures in each case except as required by applicable Law or in compliance with GAAP;

(vi) incur, create, assume, guarantee, prepay or otherwise become liable for any indebtedness for borrowed money in excess of $250,000 individually or $500,000 in the aggregate, in each case, subject to Section 8.2(b)(ix), other than pursuant to any Contract with Ripple or any of its Affiliates;

(vii) sell, lease, license (other than non-exclusive licenses granted in the ordinary course of business), transfer, exchange or swap, mortgage or otherwise pledge or encumber (including securitizations), or otherwise dispose of any material portion of its properties, assets or rights;

(viii) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(ix) enter into, materially amend, waive any material term of or terminate (other than terminations in accordance with their terms) any material transaction with Ripple or any of its Affiliates, other than: (A) offer compensation and benefits and advancement of expenses to any Person that is an Affiliate of Ripple, (B) any such action that is on commercially reasonable terms and was negotiated on an arms’-length basis or (C) any such action which does not adversely impact SPAC (or would be expected to adversely impact the Company Surviving Subsidiary and the SPAC Surviving Subsidiary) in any material respect;

(x) amend, waive (other than a waiver of any condition to closing set forth in Article 6 therein) or terminate (other than in accordance with its terms) the Contribution Agreement;

(xi) take any action that would reasonably be expected to significantly delay or impair the obtaining of any Consents of any Governmental Authority to be obtained in connection with this Agreement;

(xii) pay cash compensation to employees or other individual service providers of Pubco, the Company or the Merger Subs in excess of $10,000,000 in the aggregate; or

(xiii) authorize or agree to do any of the foregoing actions.

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(c) Without limiting Sections 8.2(a) and 8.2(b), without the prior written consent of SPAC (such consent not to be unreasonably withheld, conditioned or delayed), (i) the Company shall not issue any Company Units (other than pursuant to this Agreement or an Ancillary Document) and (ii) no Company Member shall sell, transfer or dispose of any Company Unit owned by such Company Member.

8.3 Conduct of Business of SPAC.

(a) Unless Pubco shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed), during the Interim Period, except as expressly contemplated, permitted or required by this Agreement or any Ancillary Document or as set forth on Schedule 8.3 of the SPAC Disclosure Schedules, or as required in connection with the Transactions or applicable Law, SPAC shall use its reasonable best efforts to (i) conduct its business, in all material respects, in the ordinary course of business, (ii) comply with all Laws applicable to it and its business, assets and employees and (iii) take all commercially reasonable measures necessary or appropriate to preserve intact, in all material respects, its business organizations.

(b) Without limiting the generality of Section 8.3(a) and except as expressly contemplated, permitted or required by the terms of this Agreement or any Ancillary Document or as set forth on Schedule 8.3 of the SPAC Disclosure Schedules, or as required by the Transactions, including the SPAC Domestication, or applicable Law, during the Interim Period, without the prior written consent of Pubco (such consent not to be unreasonably withheld, conditioned or delayed), SPAC shall not:

(i) amend, waive or otherwise change, in any respect, its Organizational Documents;

(ii) authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of its equity securities or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its equity securities, or other securities, including any securities convertible into or exchangeable for any of its equity securities or other security interests of any class and any other equity-based awards, or engage in any hedging transaction with a third Person with respect to such securities;

(iii) split, subdivide, combine, consolidate, recapitalize or reclassify any of its shares or other equity interests or issue any other securities in respect thereof or pay or set aside any dividend or other distribution (whether in cash, equity or property or any combination thereof) in respect of its shares or other equity interests, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any of its securities;

(iv) incur, create, assume, prepay, repay or otherwise become liable for any Indebtedness (directly, contingently or otherwise), fees or expenses in excess of $250,000 individually or $500,000 in the aggregate, make a loan or advance to or investment in any third party, or guarantee or endorse any Indebtedness, Liability or obligation of any Person (provided that this Section 8.3(b)(iv) shall not prevent SPAC from borrowing funds necessary to finance its ordinary course administrative costs and expenses and SPAC Expenses);

(v) make or rescind any material election relating to Taxes, settle any Action relating to Taxes, file any amended Tax Return or claim for refund, or make any material change in its Tax accounting or Tax policies or procedures, in each case except as required by applicable Law, or make any material change in its accounting policies, except as required to comply with GAAP;

(vi) amend, waive or otherwise change the Trust Agreement;

(vii) amend or otherwise modify, terminate, waive or assign or delegate (as applicable) any right or obligation under any SPAC Material Contract (other than amendments or other modifications, terminations, waivers, assignments or delegations of or with respect to Contracts with Related Persons otherwise governed by Section 8.3(b)(viii)) or enter into any new Contract that would be a SPAC Material Contract;

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(viii) unless otherwise required by the express terms of the Sponsor Support Agreement, enter into, renew, amend, waive or terminate (other than terminations in accordance with their terms) any Contracts, arrangements or transactions with any Related Person, including any Ancillary Document to which SPAC or any Related Person is a party;

(ix) fail to maintain its books, accounts and records in all material respects in the ordinary course of business consistent with past practice;

(x) establish any Subsidiary or enter into any new line of business;

(xi) revalue any of its material assets or make any change in accounting methods, principles or practices, except to the extent required to comply with GAAP, and after consulting SPAC’s outside auditors;

(xii) waive, release, assign, settle or compromise any Action (including any Action relating to this Agreement or the Transactions), other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages (and not the imposition of equitable relief on, or the admission of wrongdoing by, SPAC) not in excess of $250,000 (individually or in the aggregate), or otherwise pay, discharge or satisfy any Actions, Liabilities or obligations, unless such amount has been reserved in the SPAC Financials;

(xiii) acquire, including by merger, consolidation, acquisition of equity interests or assets, or any other form of business combination, any corporation, company, partnership, limited liability company, other business organization or any division thereof, or any material amount of assets outside the ordinary course of business;

(xiv) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than with respect to the SPAC Domestication and/or the SPAC Merger);

(xv) voluntarily incur any Liability or obligation (whether absolute, accrued, contingent or otherwise) in excess of $250,000 individually or $500,000 in the aggregate (excluding the incurrence of any SPAC Expenses) other than pursuant to the terms of a Contract (A) in existence as of the date of this Agreement and disclosed to Ripple (including in the SEC Reports) or (B) entered into in the ordinary course of business or in accordance with the terms of this Section 8.3 during the Interim Period;

(xvi) sell, lease, license, transfer, exchange or swap, mortgage or otherwise pledge or encumber (including securitizations), or otherwise dispose of any material portion of its properties, assets or rights;

(xvii) take any action that would reasonably be expected to significantly delay or impair the obtaining of any Consents of any Governmental Authority to be obtained in connection with this Agreement; or

(xviii) authorize or agree to do any of the foregoing actions.

8.4 Annual and Interim Financial Statements.

(a) As promptly as practicable after the date of this Agreement but in no event later than sixty days after the date of this Agreement, the Company shall deliver to SPAC and Ripple, the audited or reviewed financial statements of the Company and Pubco (including, in each case, any related notes thereto), that are required for the initial filing of the Registration Statement pursuant to the Securities Act and the rules and regulations promulgated thereunder. Such financial statements shall fairly present the financial position and results of operations of the Company and Pubco, as applicable, as of the dates or for the periods indicated, in accordance with GAAP. The financial statements, if required to be audited, shall be audited in accordance with PCAOB auditing standards by a PCAOB qualified auditor.

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(b) During the Interim Period, as soon as reasonably practicable following the end of each three-month quarterly period of each fiscal year (other than the last three-month period), and in any event no later than forty-five days thereafter, and to the extent required for the Registration Statement pursuant to the Securities Act and the rules and regulations promulgated thereunder, the Company and Pubco shall deliver to SPAC and Ripple the unaudited consolidated financial statements of the Company and Pubco, as applicable, consisting of the consolidated balance sheet of the Company and Pubco, as applicable as of the end of such three-month period (and most recent year end), and the related unaudited consolidated income statement, changes in shareholder equity and statement of cash flows for the year to date period of such fiscal year for such fiscal quarter (subject to normal and recurring year-end adjustments and the absence of footnotes).

(c) During the Interim Period, as soon as reasonably practicable following the end of each fiscal year, and in any event no later than ninety days thereafter, and to the extent required for the Registration Statement pursuant to the Securities Act and the rules and regulations promulgated thereunder, the Company and Pubco shall deliver to SPAC and Ripple the audited consolidated financial statements of the Company and Pubco, consisting of the consolidated audited balance sheet of the Company or Pubco, as applicable, as of the end of such fiscal year (and prior fiscal year), and the related audited consolidated income statement, changes in shareholder equity and statement of cash flows for the fiscal year then ended (and prior two fiscal years or such shorter period as the Company has been in existence). Such audited financial statements shall be audited in accordance with PCAOB auditing standards by a PCAOB qualified auditor and shall fairly present the financial position and results of operations of the Company and Pubco, as applicable, as of the dates and for the periods indicated, in accordance with GAAP.

8.5 SPAC Public Filings. During the Interim Period, SPAC will keep current and timely file all of the public filings required to be filed by it with the SEC under the Exchange Act and the Securities Act and otherwise comply in all material respects with applicable securities Laws and shall use its reasonable best efforts prior to the Closing to maintain the listing of the SPAC Units, SPAC Class A Shares and SPAC Public Warrants on Nasdaq; provided that the Parties acknowledge and agree that from and after the Closing, the Parties intend to list on Nasdaq only the shares of Pubco Class A Common Stock and Pubco Warrants.

8.6 Exclusivity.

(a) For purposes of this Agreement, (i) an “Acquisition Proposal” means any inquiry, proposal or offer, or any indication of interest in making an offer or proposal, from any Person or group at any time relating to an Alternative Transaction, and (ii) an “Alternative Transaction” means (A) with respect to the Company, Pubco, the Merger Subs, Ripple and their respective Affiliates, a transaction (other than the Transactions contemplated by this Agreement and any Ancillary Document) concerning the sale of all or substantially all of the business or assets of Pubco and its Subsidiaries, taken as a whole, whether such transaction takes the form of a sale of the shares or other equity interests in Pubco or the Company, assets, merger, consolidation, issuance of debt securities, joint venture or partnership, or otherwise, and (B) with respect to SPAC and its Affiliates, a transaction (other than the Transactions contemplated by this Agreement) concerning a Business Combination of, by or involving SPAC.

(b) During the Interim Period, in order to induce the other Parties to continue to commit to expend management time and financial resources in furtherance of the Transactions contemplated hereby, each Party shall not, and shall cause its Representatives to not, without the prior written consent of Pubco and SPAC, directly or indirectly, (i) solicit, knowingly assist, initiate, continue or knowingly facilitate the making, submission or announcement of, or intentionally encourage, any Acquisition Proposal, (ii) furnish any non-public information regarding such Party or its Affiliates or their respective businesses, operations, assets, Liabilities, financial condition, prospects or employees to any Person or group (other than a Party to this Agreement or their respective Representatives) in connection with or in response to an Acquisition Proposal, (iii) engage or participate in discussions or negotiations with any Person or group with respect to, or that is intended or could reasonably be expected to lead to, an Acquisition Proposal, (iv) approve, endorse or recommend, or publicly

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propose to approve, endorse or recommend, any Acquisition Proposal, (v) negotiate or enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement related to any Acquisition Proposal or (vi) release any third Person from, or waive any provision of, any confidentiality agreement to which such Party is a party.

(c) Each Party shall notify the others as promptly as practicable (and in any event within 24 hours) orally and in writing of the receipt by such Party or any of its Representatives (or with respect to the Company, Pubco) of (i) any bona fide inquiries, proposals or offers, requests for information or requests for discussions or negotiations regarding or constituting, or that could reasonably be expected to result in, any Acquisition Proposal and (ii) any request for non-public information relating to such Party or its Affiliates (or with respect to Ripple, Pubco), specifying in each case, the material terms and conditions thereof (including a copy thereof if in writing or a written summary thereof if oral) and the identity of the party making such inquiry, proposal, offer or request for information, subject to applicable confidentiality restrictions. Each Party shall keep the others promptly informed of the status of any such inquiries, proposals, offers or requests for information. During the Interim Period, each Party shall, and shall cause its Representatives to, immediately cease and cause to be terminated any solicitations, discussions or negotiations with any Person with respect to any Acquisition Proposal. Notwithstanding anything to the contrary, any Party may respond to any unsolicited proposal regarding an Acquisition Proposal by stating only that such Party has entered into a binding definitive agreement with respect to a business combination and is unable to provide any information related to such Party or any of its Subsidiaries or entertain any proposals or offers or engage in any negotiations or discussions concerning such Acquisition Proposal.

8.7 No Trading. Each of the Company, Pubco, the Merger Subs and Ripple acknowledge and agree that it is aware, and that their respective Affiliates are aware (and each of their respective Representatives is aware or, upon receipt of any material nonpublic information of SPAC, will be advised) of the restrictions imposed by U.S. federal securities laws and the rules and regulations of the SEC and Nasdaq promulgated thereunder or otherwise (the “Federal Securities Laws”) and other applicable foreign and domestic Laws on a Person possessing material nonpublic information about a publicly traded company. The Company, Pubco, the Merger Subs and Ripple each hereby agree that, while it is in possession of such material nonpublic information, it shall not purchase or sell any securities of SPAC (other than pursuant to the Transactions), communicate such information to any third party, take any other action with respect to SPAC in violation of such Laws, or cause or encourage any third party to do any of the foregoing.

8.8 Section 754 Election. To the extent the Company is a partnership for U.S. federal income tax purposes immediately after the Closing, the Company shall have an effective election under Section 754 of the Code in effect for the taxable year that includes the Closing Date.

8.9 Notification of Certain Matters. During the Interim Period, each Party shall give prompt notice to the other Parties if such Party or its Affiliates: (a) fails to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it or its Affiliates hereunder in any material respect to the extent such failure would result in the failure of a closing condition to be satisfied; (b) receives any notice or other communication in writing from any third party (including any Governmental Authority or Nasdaq) alleging (i) that the Consent of such third party is or may be required in connection with the Transactions contemplated by this Agreement or (ii) any non-compliance with any Law by such Party or its Affiliates; (c) receives any notice or other communication from any Governmental Authority or Nasdaq in connection with the Transactions contemplated by this Agreement; (d) discovers any fact or circumstance that, or becomes aware of the occurrence or non-occurrence of any event the occurrence or non-occurrence of which, would reasonably be expected to cause or result in any of the conditions set forth in Article IX not being satisfied or the satisfaction of those conditions being materially delayed; or (e) becomes aware of the commencement or threat, in writing, of any Action against such Party or any of its Affiliates, or any of their respective properties or assets, or, to the Knowledge of such Party, any officer, director, partner, member or manager, in his, her or its capacity as such, of such Party or of its Affiliates with respect to the consummation of the Transactions. No such notice shall

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constitute an acknowledgement or admission by the Party providing the notice regarding whether or not any of the conditions to the Closing have been satisfied or in determining whether or not any of the representations, warranties or covenants contained in this Agreement have been breached. Any Party’s good faith failure to comply with this Section 8.9 shall not be deemed to be a breach hereunder.

8.10 Efforts.

(a) Subject to the terms and conditions of this Agreement, each Party shall use its reasonable best efforts, and shall cooperate fully with the other Parties, to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable Laws and regulations to consummate the Transactions contemplated by this Agreement (including the receipt of all applicable Consents of, or termination of all applicable waiting periods by, Governmental Authorities) and to comply as promptly as practicable with all requirements or conditions of Governmental Authorities applicable to the Transactions contemplated by this Agreement.

(b) In furtherance and not in limitation of Section 8.10(a), to the extent required under any Laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade (“Antitrust Laws”), each Party agrees to make any required filing or application under Antitrust Laws, as applicable, with respect to the Transactions contemplated hereby as promptly as practicable, to supply as promptly as reasonably practicable any additional information and documentary material that may be reasonably requested pursuant to Antitrust Laws and to take all other actions reasonably necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods under Antitrust Laws as soon as practicable, including by requesting early termination of the waiting period provided for under the Antitrust Laws where applicable. The Parties agree to use their reasonable best efforts to make all required filings under Antitrust Laws no later than thirty Business Days after the date hereof. Each Party shall, in connection with its efforts to obtain all requisite approvals and authorizations for the Transactions contemplated by this Agreement under any Antitrust Law, use its reasonable best efforts to: (i) cooperate in all respects with each other Party or its Affiliates in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private Person; (ii) keep the other Parties reasonably informed of any communication received by such Party or its Representatives from, or given by such Party or its Representatives to, any Governmental Authority and of any communication received or given in connection with any proceeding by a private Person, in each case regarding any of the Transactions contemplated by this Agreement; (iii) permit a Representative of the other Parties and their respective outside counsel to review any communication given by it to, and consult with each other in advance of any meeting or conference with, any Governmental Authority or, in connection with any proceeding by a private Person, with any other Person, and to the extent permitted by such Governmental Authority or other Person, give a Representative or Representatives of the other Parties the opportunity to attend and participate in such meetings and conferences; (iv) in the event a Party’s Representative is prohibited from participating in or attending any meetings or conferences, the other Parties shall keep such Party promptly and reasonably apprised with respect thereto; and (v) use reasonable best efforts to cooperate in the filing of any memoranda, white papers, filings, correspondence or other written communications explaining or defending the Transactions contemplated hereby, articulating any regulatory or competitive argument, or responding to requests or objections made by any Governmental Authority.

(c) As soon as reasonably practicable following the date of this Agreement, the Parties shall reasonably cooperate with each other and use (and shall cause their respective Affiliates to use) their respective reasonable best efforts to prepare and file with Governmental Authorities requests for approval of the Transactions contemplated by this Agreement and shall use all reasonable best efforts to have such Governmental Authorities approve the Transactions contemplated by this Agreement. Each Party shall give prompt written notice to the other Parties if such Party or any of its Representatives (or, with respect to the Company, Ripple) receives any notice from such Governmental Authorities in connection with the Transactions contemplated by this Agreement, and shall promptly furnish the other Parties with a copy of such Governmental Authority notice. If any Governmental Authority requires that a hearing or meeting be held in connection with its approval of the

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Transactions contemplated hereby, whether prior to the Closing or after the Closing, each Party shall arrange for Representatives of such Party to be present for such hearing or meeting. If any objections are asserted with respect to the Transactions contemplated by this Agreement under any applicable Law or if any Action is instituted (or threatened to be instituted) by any applicable Governmental Authority or any private Person challenging any of the Transactions contemplated by this Agreement or any Ancillary Document as violative of any applicable Law or which would otherwise prevent, materially impede or materially delay the consummation of the Transactions contemplated hereby or thereby, the Parties shall use their reasonable best efforts to resolve any such objections or Actions so as to timely permit consummation of the Transactions contemplated by this Agreement and the Ancillary Documents, including in order to resolve such objections or Actions which, in any case if not resolved, could reasonably be expected to prevent, materially impede or materially delay the consummation of the Transactions contemplated hereby or thereby. In the event any Action is instituted (or threatened to be instituted) by a Governmental Authority or private Person challenging the Transactions contemplated by this Agreement, or any Ancillary Document, the Parties shall, and shall cause their respective Representatives to, reasonably cooperate with each other and use their respective reasonable best efforts to contest and resist any such Action and to have vacated, lifted, reversed or overturned any Order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Transactions contemplated by this Agreement or the Ancillary Documents.

(d) Prior to the Closing, each of SPAC, Pubco, the Company and the Merger Subs and their respective Affiliates shall use its reasonable best efforts to obtain any Consents of Governmental Authorities or other third Persons as may be necessary for the consummation by such Party or its Affiliates of the Transactions contemplated by this Agreement or required as a result of the execution or performance of, or consummation of the Transactions contemplated by, this Agreement by such Party or its Affiliates, and the other Parties shall provide reasonable cooperation in connection with such efforts.

(e) Notwithstanding the foregoing or any other provision of this Agreement, nothing in this Section 8.10 or any other provision of this Agreement shall require Ripple or any of its Affiliates to take or agree to take, or to refrain from taking, any action contemplated by this Section 8.10, other than with respect to its ownership of any of Pubco, the Company or the Merger Subs; provided, however, that nothing in this Section 8.10(e) shall qualify or limit in any respect the obligations of Ripple to (and to cause its Affiliates to) make any necessary filings with or submissions to, or supply information or documentation to, or engage in communications with, Governmental Authorities as otherwise required by Sections 8.10(b) or 8.10(c).

8.11 Further Assurances. The Parties shall further cooperate with each other and use their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable on their part under this Agreement and applicable Laws to consummate the Transactions contemplated by this Agreement as soon as reasonably practicable, including (a) executing and delivering any additional instruments and documents reasonably necessary, (b) obtaining all reasonably necessary internal approvals and (c) preparing and filing as soon as practicable all documentation to effect all necessary notices, reports and other filings.

8.12 The Registration Statement.

(a) Following the date of this Agreement, Pubco shall prepare with the reasonable assistance of SPAC and the other Parties and, as promptly as practicable after completion of the Company’s audited financial statements described in Section 8.4(a), file with the SEC a registration statement on Form S-4 (as amended or supplemented from time to time, and including the Proxy Statement contained therein as a prospectus, the “Registration Statement”) in connection with the registration under the Securities Act of the shares of Pubco Stock to be issued under this Agreement, which Registration Statement will also contain a notice of meeting and proxy statement of SPAC (as amended, the “Proxy Statement”) for the purpose of calling the Extraordinary General Meeting and soliciting proxies from SPAC’s shareholders for the matters to be acted upon and/or approved at the Extraordinary General Meeting and providing eligible Public Shareholders an opportunity in

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accordance with the SPAC Memorandum and Articles and the IPO Prospectus to have their SPAC Class A Shares redeemed (the “Redemption”) in conjunction with the shareholder vote on the SPAC Shareholder Approval Matters. The Proxy Statement shall include proxy materials for the purpose of soliciting proxies from SPAC’s shareholders to vote, at an extraordinary general meeting of SPAC’s shareholders to be called and held for such purpose (including any postponement or adjournment thereof, the “Extraordinary General Meeting”), in favor of resolutions approving (i) as an Ordinary Resolution (as defined in and passed in accordance with the SPAC Memorandum and Articles) (an “Ordinary Resolution”), the adoption and approval of this Agreement and the Transactions as a Business Combination, (ii) as a Special Resolution (as defined in and passed in accordance with the SPAC Memorandum and Articles) (a “Special Resolution”), the approval of the SPAC Merger and authorization of SPAC’s entry into the SPAC Plan of Merger, (iii) as a Special Resolution, the SPAC Domestication, the Plan of Domestication and the SPAC Certificate of Incorporation and (iv) as an Ordinary Resolution (or if required by applicable Law or the SPAC Memorandum and Articles, as a Special Resolution) the adoption and approval of such other matters as the Company, Pubco and SPAC shall hereafter mutually determine to be necessary or appropriate in order to effect the Transactions (the approvals described in foregoing clauses (i) through (iv), collectively, the “SPAC Shareholder Approval Matters”), and (v) as an Ordinary Resolution, the adjournment of the Extraordinary General Meeting, if necessary or desirable in the reasonable determination of SPAC, in each case in accordance with the SPAC Memorandum and Articles, the Cayman Companies Act and the rules and regulations of the SEC and Nasdaq. If, on the date for which the Extraordinary General Meeting is scheduled, SPAC has not received proxies representing a sufficient number of shares to obtain the Required Shareholder Approval, whether or not a quorum is present, SPAC may make no more than three successive postponements or adjournments of the Extraordinary General Meeting (for a period of up to ten Business Days each) only in accordance with Section 8.12(e). In connection with the Registration Statement, SPAC and Pubco will file with the SEC financial and other information about the Transactions in accordance with applicable Law and applicable proxy solicitation and registration statement rules set forth in the SPAC Memorandum and Articles, the Cayman Companies Act and the rules and regulations of the SEC and Nasdaq. SPAC and Pubco shall cooperate and provide Ripple (and its counsel) with a reasonable opportunity to review and comment on the Registration Statement and any amendment or supplement thereto prior to filing the same with the SEC. The Company and Ripple shall provide SPAC and Pubco with such information concerning the Company, Ripple and their respective shareholders, officers, directors, employees, assets, Liabilities, condition (financial or otherwise), business and operations that may be reasonably required or appropriate for inclusion in the Registration Statement, or in any amendments or supplements thereto, which information provided by the Company and Ripple shall be true and correct and not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not materially misleading.

(b) SPAC and Pubco shall take any and all reasonable and necessary actions required to satisfy the requirements of the SPAC Memorandum and Articles, the Securities Act, the Exchange Act and other applicable Laws in connection with the Registration Statement, the Extraordinary General Meeting and the Redemption. Each of SPAC, Pubco and the Company shall, and shall cause each of its Subsidiaries to, make their respective directors, officers and employees, upon reasonable advance notice, available to the Company, Pubco, SPAC and their respective Representatives in connection with the drafting of the public filings with respect to the Transactions, including the Registration Statement, and responding in a timely manner to comments from the SEC. Each Party shall promptly correct any information provided by it for use in the Registration Statement (and other related materials) if and to the extent that such information is determined to have become false or misleading in any material respect or as otherwise required by applicable Laws. SPAC and Pubco shall amend or supplement the Registration Statement and cause the Registration Statement, as so amended or supplemented, to be filed with the SEC and to be disseminated to SPAC’s shareholders, in each case as and to the extent required by applicable Laws and subject to the terms and conditions of this Agreement and the SPAC Memorandum and Articles; provided that Pubco shall not amend or supplement the Registration Statement without the prior written consent of SPAC, which consent shall not be unreasonably withheld, conditioned or delayed.

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(c) SPAC and Pubco, with the assistance of the other Parties, shall promptly respond to any SEC comments on the Registration Statement and shall otherwise use their reasonable efforts to cause the Registration Statement to “clear” comments from the SEC and its staff and become effective. SPAC and Pubco shall provide Ripple with copies of any written comments, and shall inform Ripple of any material oral comments, that SPAC, Pubco or their respective Representatives receive from the SEC or its staff with respect to the Registration Statement, the Extraordinary General Meeting and the Redemption promptly after the receipt of such comments and shall give Ripple and its Representatives a reasonable opportunity under the circumstances to review and comment on any proposed written or material oral responses to such comments, including to the extent possible, participation by Ripple or its counsel in discussions with the SEC or its staff.

(d) As soon as practicable following the Registration Statement “clearing” comments from the SEC or its staff and becoming effective, SPAC shall set a record date for the Extraordinary General Meeting and distribute the Registration Statement to SPAC’s shareholders and, pursuant thereto, shall call and convene the Extraordinary General Meeting for a date that is mutually acceptable to Pubco and SPAC and that complies with the SPAC Memorandum and Articles. SPAC shall, through the SPAC Board, subject to Section 8.12(d)(ii) recommend to SPAC’s shareholders the approval of the SPAC Shareholder Approval Matters and include such recommendation in the Proxy Statement, with such changes as may be mutually agreed by the Parties.

(i) Subject to Section 8.12(d)(ii), the SPAC Board shall not change, withdraw, withhold, qualify or modify its recommendation to SPAC’s shareholders that they vote in favor of the SPAC Shareholder Approval Matters (a “Modification in Recommendation”).

(ii) Notwithstanding anything to the contrary contained in this Agreement, the SPAC Board may, at any time prior to, but not after, obtaining the Required Shareholder Approval, make a Modification in Recommendation in response to an Intervening Event (an “Intervening Event Change in Recommendation”) if the SPAC Board determines in good faith, based on the advice of its outside legal counsel, that the failure to take such action would be a breach of the fiduciary duties of the SPAC Board under applicable Law; provided that: (A) Ripple shall have received written notice from SPAC of SPAC’s intention to make an Intervening Event Change in Recommendation at least five (5) Business Days prior to the taking of such action by SPAC (the “Intervening Event Notice Period”), which notice shall specify the applicable Intervening Event in reasonable detail (including the facts and circumstances providing the basis for the determination by the SPAC Board to effect such Intervening Event Change in Recommendation), (B) during the Intervening Event Notice Period and prior to making an Intervening Event Change in Recommendation, if requested by the Company, SPAC and its Representatives shall have negotiated in good faith with the Company and its Representatives regarding any revisions or adjustments proposed by the Company to the terms and conditions of this Agreement as would enable the SPAC Board to proceed with its recommendation in favor of the SPAC Shareholder Approval Matters and not make such Intervening Event Change in Recommendation, (C) SPAC and its Representatives shall have provided to the Company and its Representatives all applicable information with respect to such Intervening Event reasonably requested by the Company to permit the Company to propose revisions to the terms of this Agreement and (D) if the Company requested negotiations in accordance with the foregoing sub-clause (B), the SPAC Board may make an Intervening Event Change in Recommendation only if the SPAC Board, after considering in good faith any revisions or adjustments to the terms and conditions of this Agreement that the Company shall have, prior to the Intervening Event Notice Period, offered in writing in a manner that would form a binding contract if accepted by SPAC (and the other applicable Parties), continues to determine in good faith, based on the advice of outside counsel, that failure to make an Intervening Event Change in Recommendation would be a breach of the fiduciary duties of the SPAC Board under applicable Law. An “Intervening Event” shall mean any material and negative event after the date of this Agreement that (i) was not known and was not reasonably foreseeable to the SPAC Board as of the date of this Agreement (or the consequences or magnitude of which were not reasonably foreseeable to the SPAC Board as of the date of this Agreement), which becomes known to the SPAC Board prior to the Extraordinary General Meeting, and (ii) does not relate to and excludes, whether alone or in

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combination, (A) any Acquisition Proposal or Alternative Transaction (in each case, solely with respect to SPAC), (B) the Transactions or this Agreement or any Ancillary Document (or any actions taken pursuant to this Agreement or any Ancillary Document, including obtaining all Consents required to be obtained from any Governmental Authority or any other Person), (C) any change in the price or trading volume of SPAC Class A Ordinary Shares, (D) any Action filed or threatened against SPAC or any member of the SPAC Board arising out of or related to the Transactions by any Person and (E) any change, event, circumstance, occurrence, effect, development or state of facts that is excluded in determining whether a Material Adverse Effect with respect to the Company has occurred or would reasonably be expected to occur pursuant to clauses (i), (ii), (iii) and (iv) of the definition thereof. For the avoidance of doubt, (x) an Intervening Event Change in Recommendation shall constitute a Modification in Recommendation and (y) in the event that the SPAC Board does not make an Intervening Event Change in Recommendation, the SPAC Board, in furtherance of its fiduciary duties, shall still be permitted to advise SPAC Shareholders of their right to redeem in the Redemption.

(iii) Notwithstanding anything to the contrary contained in this Agreement, during an Intervening Event Notice Period, the obligations of SPAC and/or the SPAC Board to make filings with the SEC with respect to the proposals contemplated herein, to give notice for or to convene a meeting, or to make a recommendation, shall be tolled to the extent reasonably necessary until such time as SPAC has filed an update to the Registration Statement with the SEC (which SPAC shall file as promptly as practicable after the Intervening Event Change in Recommendation), and in the event a filing and/or notice for a meeting was made prior to the Intervening Event Notice Period, SPAC shall be permitted to postpone or adjourn such meeting and to amend such filing as necessary in order to provide sufficient time for the SPAC Shareholders to consider any revised recommendation.

(iv) To the fullest extent permitted by applicable Law, (x) SPAC’s obligations to establish a record date for, duly call, give notice of, convene and hold the Extraordinary General Meeting shall not be affected by any Modification in Recommendation, (y) SPAC agrees to establish a record date for, duly call, give notice of, convene and hold the Extraordinary General Meeting and submit the SPAC Shareholder Approval Matters for approval by the SPAC Shareholders and (z) SPAC agrees that if the Required Shareholder Approval shall not have been obtained at any such Extraordinary General Meeting, then SPAC shall promptly continue to take all such reasonably necessary actions, including the actions required by this Section 8.12, and hold additional Extraordinary General Meetings in order to obtain the Required Shareholder Approval.

(e) SPAC shall comply with all applicable Laws, any applicable rules and regulations of Nasdaq, the SPAC Memorandum and Articles and this Agreement in the preparation, filing and distribution of the Registration Statement, any solicitation of proxies thereunder, the setting of the record date for, and the calling and holding of, the Extraordinary General Meeting and the Redemption.

8.13 Public Announcements.

(a) The Parties agree that during the Interim Period, no public release, filing or announcement concerning this Agreement or the Ancillary Documents or the Transactions contemplated hereby or thereby shall be issued by any Party or any of their Affiliates without the prior written consent (not be unreasonably withheld, conditioned or delayed) of SPAC and Pubco, except as such release or announcement may be required by applicable Law or the rules or regulations of any securities exchange, in which case the applicable Party shall use reasonable efforts to allow the other Parties reasonable time to comment on, and arrange for any required filing with respect to, such release or announcement in advance of such issuance; provided that nothing shall prevent the Parties from issuing any press releases or making any public announcements about the Transactions containing information that has already been made public by the Parties.

(b) The Parties shall mutually agree upon and, as promptly as practicable after the execution of this Agreement (but in any event within four Business Days thereafter), issue a press release announcing the

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execution of this Agreement (the “Signing Press Release”). Promptly after the issuance of the Signing Press Release, SPAC shall file a Current Report on Form 8-K (the “Signing Filing”) with the Signing Press Release and a description of this Agreement as required by Federal Securities Laws, which Ripple shall review, comment upon and approve (which approval shall not be unreasonably withheld, conditioned or delayed) prior to filing (with Ripple reviewing, commenting upon and approving such Signing Filing in any event no later than the third Business Day after the execution of this Agreement); provided that SPAC provides Ripple with a reasonable period of time to complete such review, comment and approval prior thereto. The Parties shall mutually agree upon and, as promptly as practicable after the Closing (but in any event within four Business Days thereafter), issue a press release announcing the consummation of the Transactions (the “Closing Press Release”). Promptly after the issuance of the Closing Press Release, Pubco shall file a Current Report on Form 8-K (the “Closing Filing”) with the Closing Press Release and a description of the Closing as required by Federal Securities Laws which Sponsor and Ripple shall review, comment upon and approve (which approval shall not be unreasonably withheld, conditioned or delayed) prior to filing. In connection with the preparation of the Signing Press Release, the Signing Filing, the Closing Filing, the Closing Press Release, or any other report, statement, filing notice or application made by or on behalf of a Party to any Governmental Authority or other third party in connection with the Transactions contemplated hereby, each Party shall, upon request by any other Party, furnish the Parties with all information concerning themselves, their respective directors, officers and equity holders, and such other matters as may be reasonably necessary or advisable in connection with the Transactions contemplated hereby, or any other report, statement, filing, notice or application made by or on behalf of a Party to any third party or any Governmental Authority in connection with the Transactions contemplated hereby. Furthermore, nothing contained in this Section 8.13 shall prevent SPAC, Pubco, the Company or Ripple from furnishing customary or other reasonable information concerning the Transactions to their investors and prospective investors that is substantively consistent with public statements previously consented to by the other Parties in accordance with this Section 8.13.

8.14 Confidential Information.

(a) The Parties (other than SPAC) hereby agree that during the Interim Period and, in the event that this Agreement is terminated in accordance with Article X, they shall, and shall cause their respective Representatives to, treat and hold in strict confidence any SPAC Confidential Information pursuant to the terms of the MNDA, and will not use for any purpose (except in connection with the consummation of the Transactions contemplated by this Agreement or the Ancillary Documents, performing their obligations hereunder or thereunder or enforcing their rights hereunder or thereunder), nor directly or indirectly disclose, distribute, publish, disseminate or otherwise make available to any third party any of the SPAC Confidential Information without SPAC’s prior written consent or as permitted under the MNDA.

(b) SPAC hereby agrees that during the Interim Period and, in the event that this Agreement is terminated in accordance with Article X, it shall, and shall cause its Representatives to, treat and hold in strict confidence any Company Confidential Information pursuant to the terms of the MNDA, and will not use for any purpose (except in connection with the consummation of the Transactions contemplated by this Agreement or the Ancillary Documents, performing its obligations hereunder or thereunder or enforcing its rights hereunder or thereunder), nor directly or indirectly disclose, distribute, publish, disseminate or otherwise make available to any third party any of the Company Confidential Information without Pubco’s prior written consent or as permitted under the MNDA.

8.15 Post-Closing Pubco Board of Directors and Officers.

(a) The Parties shall take all necessary action so that, effective as of the Closing, (i) Pubco’s board of directors (the “Post-Closing Pubco Board”) will consist of (x) one director designated by SPAC that is reasonably acceptable to Pubco and (y) the persons listed in Schedule 8.15(a) of the Company Disclosure Schedules under the heading “Directors” or such other persons as are designated by Ripple, at least two of whom shall be required to qualify as an independent director under Nasdaq rules, and (ii) the persons listed in Schedule

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8.15(a) of the Company Disclosure Schedules under the heading “Officers” or such other persons as are designated by Ripple (the “Post-Closing Pubco Officers”), are elected or appointed, as applicable, to such positions of officers of Pubco, to serve in such positions, in each case until successors are duly appointed and qualified in accordance with the Pubco A&R Organizational Documents and applicable Law.

(b) At the Closing, Pubco will provide each member of the Post-Closing Pubco Board and each Post-Closing Pubco Officer with a customary indemnification agreement.

8.16 Indemnification of Directors and Officers; Tail Insurance.

(a) The Parties agree that all rights to exculpation, indemnification and advancement of expenses existing in favor of the current or former directors and officers of SPAC, the Company, Pubco or the Merger Subs (the “D&O Indemnified Persons”) as provided in their respective Organizational Documents or under any indemnification, employment or other similar agreements between any D&O Indemnified Person and SPAC, the Company, Pubco or the Merger Subs, in each case as in effect on the date of this Agreement, shall survive the Closing and continue in full force and effect in accordance with their respective terms to the extent permitted by applicable Law. Pubco further agrees that it shall uphold all rights and obligations contained in the indemnification agreements of the former director and officers of SPAC. For a period of six years after the Company Merger Effective Time, Pubco shall cause the Organizational Documents of Pubco, the Company Surviving Subsidiary and the SPAC Surviving Subsidiary to contain provisions no less favorable with respect to exculpation and indemnification of and advancement of expenses to D&O Indemnified Persons than are set forth as of the date of this Agreement in the Organizational Documents of SPAC, the Company, Pubco and the Merger Subs, to the extent permitted by applicable Law. In addition, from and after the Closing, Pubco shall, to the fullest extent permitted by applicable Law, indemnify, defend and hold harmless, and provide advancement of expenses to, each of the D&O Indemnified Persons from, against and in respect of any and all costs, expenses (including reasonable expenses of investigation and court costs and attorneys’ fees and expenses), judgments, fines, losses, penalties, claims, amounts paid in settlement, damages or Liabilities paid, suffered, incurred by, or imposed upon any such D&O Indemnified Person that are based upon, arise out of, result from, or are in connection with, in whole or in part, directly or indirectly any Action, whether civil, criminal, administrative or investigative, arising out of or pertaining to (i) any action or omission in such D&O Indemnified Person’s capacity as a director or officer of SPAC, the Company, Pubco or the Merger Subs, occurring or alleged to have occurred at or prior to the Company Merger Effective Time, whether asserted or claimed prior to, at or after the Company Merger Effective Time, provided, that, Pubco shall only be responsible for such amounts and liabilities from and after the Company Merger Effective Time and (ii) any shareholder Action relating to the SPAC Board’s failure to make a Modification in Recommendation. The provisions of this Section 8.16(a) shall survive the Closing indefinitely and are intended to be for the benefit of, and shall be enforceable by, each of the D&O Indemnified Persons and their respective heirs and representatives. The provisions of this Section 8.16(a) shall be binding, jointly and severally, on Pubco and all its successors and assigns. In the event that Pubco or any of its successors or assigns consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, Pubco shall ensure that proper provision shall be made so that the successors and assigns of Pubco shall succeed to the obligations set forth in this Section 8.16(a).

(b) Prior to the SPAC Merger Effective Time, SPAC shall obtain and Pubco shall fully pay the premium for a “tail” insurance policy under SPAC’s existing insurance policy for the benefit of SPAC’s directors and officers and the Sponsor (to the extent covered under SPAC’s existing insurance policy) that provides coverage for up to a six-year period from and after the SPAC Merger Effective Time for events occurring prior to the SPAC Merger Effective Time (the “D&O Tail Insurance”), on terms substantially equivalent to and in any event not less favorable in the aggregate than SPAC’s existing coverage (or, if substantially equivalent insurance coverage is unavailable, the best available coverage), except that in no event shall Pubco be required to pay an annual premium for such insurance in excess of 300% of the aggregate annual premium currently payable by

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SPAC with respect to such current policy; provided that if the annual premium of such insurance coverage exceeds such amount, SPAC shall be obligated to obtain a “tail” insurance policy with the greatest coverage available for a cost not exceeding such amount from insurance carriers with the same or better credit rating as SPAC’s current insurance provider; provided further that if Pubco can obtain a “tail” insurance policy on superior terms or on equivalent terms, but at a lower price, as compared to any such policy that may be procured by SPAC, then Pubco may obtain such policy effective as of the SPAC Merger Effective Time, in which case SPAC shall not obtain any such policy. Pubco and its Subsidiaries shall, for a period of six years after the SPAC Merger Effective Time, maintain the D&O Tail Insurance in effect and shall continue to honor the obligations thereunder and timely pay or cause to be paid all premiums with respect to the D&O Tail Insurance after the Closing.

8.17 Use of Proceeds.

(a) Upon satisfaction or waiver of the conditions set forth in Article IX and provision of notice thereof to the Trustee (which notice SPAC shall provide to the Trustee in accordance with the terms of the Trust Agreement), in accordance with and pursuant to the Trust Agreement, at the Closing, SPAC shall (i) cause any documents, opinions and notices required to be delivered to the Trustee pursuant to the Trust Agreement to be so delivered and (ii) cause the Trustee to, and the Trustee shall thereupon be obligated to, (x) pay as and when due all amounts payable to former SPAC shareholders pursuant to the Redemption and (y) pay all remaining amounts, less the fees and costs incurred by the Trustee in accordance with the Trust Agreement, then available in the Trust Account in accordance with Section 8.17(b).

(b) The Parties agree that, at the Closing, upon satisfaction or waiver of the conditions set forth in Article IX, the funds in the Trust Account (after taking into account payments for the Redemption) and the net cash proceeds of the Advanced Funding and the Delayed Funding shall be used to pay or reimburse (i) the Expenses pursuant to and in accordance with Section 12.5 and (ii) any premiums for the D&O Tail Insurance. Any remaining cash in the Trust Account and the net cash proceeds of the Advanced Funding and the Delayed Funding shall be disbursed to the Company or Pubco for use in Pubco’s operation of its business after the Closing Date, including working capital, holding or acquiring XRP and general corporate purposes.

8.18 Listing Cooperation. Each Party shall reasonably cooperate with Pubco to cause the shares of Pubco Class A Common Stock and Pubco Warrants to be issued in connection with the Mergers to be approved for listing on Nasdaq as of the Closing Date.

8.19 Contribution. Ripple and the Company shall complete the Contribution on the terms and subject to the conditions set forth in the Contribution Agreement and shall use their reasonable best efforts to complete the Contribution within four Business Days of the date hereof. The Company shall not amend or waive any of its rights under the Contribution Agreement without the written consent of SPAC.

8.20 Delisting and Deregistration. The Parties shall take all actions necessary to cause the SPAC Units, SPAC Class A Shares and SPAC Public Warrants to be delisted from Nasdaq as of the Closing Date and to terminate the SPAC’s registration with the SEC pursuant to Sections 12(b), 12(g) and 15(d) of the Exchange Act as soon as possible following the Closing Date.

8.21 Pubco A&R Organizational Documents. At or prior to the Closing, Pubco shall amend and restate the Pubco Organizational Documents (the “Pubco A&R Organizational Documents”) so that the articles of incorporation of Pubco are substantially in the form attached hereto as Exhibit O (the “Form of Articles of Incorporation of Pubco”) and the bylaws of Pubco are on such terms that are satisfactory to the Company and SPAC, each acting reasonably.

8.22 Amendment and Restatement of Sponsor Registration Rights Agreement. SPAC, Pubco and Ripple shall amend and restate the Sponsor Registration Rights Agreement, effective as of the Closing, substantially in the form of the Amended and Restated Registration Rights Agreement.

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8.23 XRP Investments. SPAC, Pubco and the Company shall use reasonable best efforts to take all actions and do all things necessary, proper or advisable to consummate the transactions contemplated by the XRP Subscription Agreements on the terms and conditions described therein, including maintaining in effect the XRP Subscription Agreements, and exercising its right to specifically enforce the XRP Subscription Agreements pursuant to the terms thereof.

8.24 Additional Permitted Financings.

(a) SPAC, the Company and Pubco shall be permitted to negotiate and enter into Additional Permitted Financings. Notwithstanding the foregoing, it is hereby understood and agreed that the decision to negotiate any Additional Permitted Financing from any potential alternative sources of financing and the terms of any such Additional Permitted Financing and the instruments governing such Additional Permitted Financings shall be subject to the prior written consent of each of SPAC, Pubco and the Company (which consent may be withheld in the sole and absolute discretion of the party asked to provide consent), and none of the foregoing actions shall be taken, and no Additional Permitted Financings shall be entered into, without such prior written consent.

(b) To the extent that any Additional Permitted Financings shall have been expressly consented to by SPAC, Pubco and the Company and entered into in accordance with the terms of Section 8.24(a):

(i) as of the date of entering into such Additional Permitted Financings, the Parties that are party to such Additional Permitted Financings will deliver to the other Parties to this Agreement true, correct and complete copies of each of the fully executed instruments governing such Additional Permitted Financings; and

(ii) no Party shall enter into any side letters or Contracts related to the provision or funding, as applicable, of the purchases contemplated by the instruments governing such Additional Permitted Financings or the Transactions other than as expressly set forth in this Agreement, the instruments governing such Additional Permitted Financings or any other agreement entered into (or to be entered into) in connection with the Transactions with the prior written consent of SPAC, Pubco and the Company.

8.25 Purchased XRP.

(a) Within ten Business Days after the funding of the Advanced Funding, Pubco shall use its reasonable best efforts to purchase, or cause to be purchased, a number of XRP (the “Purchased XRP”) equal to the gross cash proceeds from the Advanced Funding minus any and all reasonable and customary fees, commissions, or other charges (including network gas fees and exchange trading fees) incurred by Pubco or its designated agent in connection with the purchase of XRP on an arms’ length basis through a recognized digital asset exchange or broker.

(b) Upon each purchase of the Purchased XRP, such Purchased XRP shall be placed into a digital wallet held or operated by or on behalf of Pubco, or otherwise in the name of Pubco (the “Pubco Digital Wallets”), and (i) Pubco shall use its reasonable best efforts to ensure neither such Purchased XRP nor such Pubco Digital Wallet shall be subject to any Liens (other than Permitted Liens), (ii) Pubco shall take reasonable best steps to protect the Pubco Digital Wallet and the Purchased XRP, (iii) Pubco shall not sell or transfer the Purchased XRP or the Pubco Digital Wallets and (iv) subject to the other limitations in this Section 8.25(b) Pubco shall use its reasonable best efforts to have the exclusive ability to control the Pubco Digital Wallet, including by use of “private keys” or other equivalent means or through custody arrangements or other equivalent means. Following such purchase, SPAC shall file a Current Report on Form 8-K providing information about the purchase of the Purchased XRP.

8.26 Employee Matters. Prior to the consummation of the Mergers, Pubco shall approve and adopt (i) the Equity Plan and (ii) the ESPP, subject to the terms and conditions set forth in this Section 8.26.

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(a) The number of shares of Pubco Class A Common Stock initially reserved for issuance under the Equity Plan shall be equal to 10% of the total number of shares of Pubco Class A Common Stock outstanding as of the Closing (as determined on a fully-diluted basis) and the Equity Plan shall include an automatic annual increase to such share reserve, beginning with the first fiscal year of Pubco following the year in which the Closing occurs and ending with the fiscal year of Pubco that is nine (9) years thereafter, equal to the lesser of (x) 5% of the total number of shares of all classes of Pubco common stock outstanding on the last day of the immediately preceding fiscal year of Pubco or (y) a lesser number of shares of Pubco Class A Common Stock determined by the Post-Closing Pubco Board or a duly authorized committee of the Post-Closing Pubco Board in its discretion. The share limits set forth in this Section 8.26(a) shall be subject to adjustment in connection with changes in capitalization or similar events as set forth in Section 5(c) of the Equity Plan.

(b) The number of shares of Pubco Class A Common Stock initially reserved for issuance under the ESPP shall be equal to 2% of the total number of shares of Pubco Class A Common Stock outstanding as of the Closing (as determined on a fully-diluted basis) and the ESPP shall include an automatic annual increase to such share reserve, beginning with the first fiscal year of Pubco following the year in which the Closing occurs and ending with the fiscal year of Pubco that is nine (9) years thereafter, equal to the lesser of (x) 1% of the total number of shares of all classes of Pubco common stock outstanding on the last day of the immediately preceding fiscal year of Pubco or (y) a lesser number of shares of Pubco Class A Common Stock determined by the Post-Closing Pubco Board or a duly authorized committee of the Post-Closing Pubco Board in its discretion. The share limits set forth in this Section 8.26(b) shall be subject to adjustment in connection with changes in capitalization or similar events as set forth in Section 17 of the ESPP.

8.27 Tax Matters.

(a) Each Party hereto shall reasonably promptly notify the other Party, in each case if such Party becomes aware of any fact or circumstance that would reasonably be likely to prevent any Transaction from qualifying in whole or part for the Intended Tax Treatment. Without limiting or requiring any waiver of the rights and obligations of the Parties set forth in this Agreement and the Ancillary Documents, each Party shall use (and shall cause its Affiliates to use) its reasonable best efforts to cause the Transactions to qualify for the Intended Tax Treatment. Each Party shall not take (and shall cause its Affiliates not to take) any action (other than an action expressly contemplated or required under this Agreement), which such action would reasonably be expected to prevent or impede the Transactions from qualifying in whole or part for the Intended Tax Treatment. Without limiting the foregoing, Pubco shall not cause or permit the SPAC Surviving Subsidiary to be liquidated, dissolved or wound down (or deemed to be such for U.S. federal income tax purposes) in connection with the Transactions.

(b) Each Party shall use its reasonable best efforts to cause its officers to deliver to the relevant tax counsel of a Party customary tax representation letters with respect to the qualification of the Transactions as the Intended Tax Treatment and customary related matters, in form and substance reasonably satisfactory to such tax counsel, at such time (or times) as such tax counsel shall reasonably request, which may include (i) the date of the declaration of effectiveness of the Registration Statement by the SEC, (ii) on such other date (or dates) as determined reasonably necessary by such tax counsel in connection with the preparation and filing of the Registration Statement, (iii) at Closing and (iv) on such other dates as determined reasonably necessary or appropriate by such tax counsel. Each Party shall also use its reasonable best efforts to provide such other information as reasonably requested by the tax counsels for purposes of rendering any opinion with respect to the qualification of the Transactions as the Intended Tax Treatment and customary related matters.

(c) Following the Closing Date, Pubco shall reasonably cooperate with Persons that were stockholders or warrant holders of the SPAC prior to the Closing Date to use reasonable best efforts to make available to any such Person who so requests information reasonably necessary for such Person (or its direct or indirect owners) to compute any income or gain arising, and otherwise comply with Tax reporting obligations arising, to the extent such information is reasonable accessible to Pubco or its Subsidiaries: (i) as a result of the SPAC’s status as a “passive foreign investment company” within the meaning of Section 1297(a) of the Code or a “controlled

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foreign corporation” within the meaning of Section 957(a) of the Code at any time prior to the Closing or (ii) under Section 367(b) of the Code and the Treasury Regulations promulgated under Section 367(b) of the Code as a result of the Transactions. Without limiting the generality of the foregoing, such cooperation shall include timely: (A) publicly posting a PFIC Annual Information Statement to enable such Person to make a “Qualifying Electing Fund” election under Section 1295 of the Code; (B) at the written request of such a Person, providing information to enable the applicable Person to report its allocable share of income under Sections 951 and 951A of the Code; and (C) at the written request of such a Person, providing information to enable the applicable Person to make an election under Treasury Regulations Section 1.367(b)-3(c)(3).

8.28 Tax Receivable Agreement. The Company, Pubco, Ripple, and certain Ripple Affiliate Investors shall enter into the Tax Receivable Agreement effective as of the Closing.

8.29 Post-Closing Contribution. Immediately after the Closing, Pubco, the SPAC Surviving Subsidiary and the Company Surviving Subsidiary shall complete the Post-Closing Contribution.

ARTICLE IX

CLOSING CONDITIONS

9.1 Conditions to Each Party’s Obligations. The obligations of each Party to consummate the Transactions shall be subject to the satisfaction or written waiver (where permissible) by Ripple and SPAC of the following conditions:

(a) Required Shareholder Approval. The SPAC Shareholder Approval Matters that are submitted to the vote of the shareholders of SPAC at the Extraordinary General Meeting in accordance with the Proxy Statement shall have been approved by the requisite vote of the shareholders of SPAC at the Extraordinary General Meeting (the “Required Shareholder Approval”).

(b) HSR Act. Any required waiting periods (including any extension thereof) applicable to the consummation of the Mergers under the HSR Act shall have terminated or expired.

(c) No Law or Order. No Governmental Authority of competent authority shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) that is then in effect and which has the effect of making the transactions or agreements contemplated by this Agreement illegal or which otherwise prevents or prohibits consummation of the Transactions.

(d) Registration Statement. The Registration Statement shall have been declared effective by the SEC and no stop order suspending the effectiveness of the Registration Statement shall be in effect.

(e) Exchange Listing. The shares of Pubco Class A Common Stock and Pubco Warrants shall have been approved for clearing through DTC (subject to DTC’s customary eligibility criteria) and approved for listing on Nasdaq, the New York Stock Exchange or another national exchange reasonably acceptable to Pubco, SPAC and Ripple, subject only to notice of issuance.

(f) SPAC Assets. SPAC Tangible Net Assets shall equal or exceed $5,000,001 as of the Closing Date.

9.2 Conditions to Obligations of the Company, Pubco, the Merger Subs and Ripple. In addition to the conditions specified in Section 9.1, the obligations of the Company, Pubco, the Merger Subs and Ripple to consummate the Transactions are subject to the satisfaction or written waiver by Ripple of the following conditions:

(a) Representations and Warranties.

(i) The SPAC Fundamental Representations (other than Section 4.5(a) and Section 4.5(b)) shall be true and correct (without giving effect to any qualifications or limitations as to materiality or Material

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Adverse Effect) in all material respects on and as of the date of this Agreement and on and as of the Closing Date as if made on the Closing Date, except for those SPAC Fundamental Representations that address matters only as of a particular date (which SPAC Fundamental Representations shall have been true and correct in all material respects as of such date).

(ii) The representations and warranties of SPAC contained in Section 4.5(a) and Section 4.5(b) shall be true and correct in all but de minimis respects as of the Closing Date, except for those representations and warranties that address matters only as of a particular date (which representations and warranties shall have been true and correct in all but de minimis respects as of such date).

(iii) Each of the representations and warranties of SPAC contained in this Agreement (other than the SPAC Fundamental Representations) shall be true and correct on and as of the date of this Agreement and on and as of the Closing Date as if made on the Closing Date, except for (x) those representations and warranties that address matters only as of a particular date (which representations and warranties shall have been true and correct as of such date) and (y) any failures to be true and correct that (without giving effect to any qualifications or limitations as to materiality or Material Adverse Effect), individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on, or with respect to, SPAC, taken as a whole.

(b) Agreements and Covenants. SPAC shall have performed in all material respects all of its obligations and complied in all material respects with all of its agreements and covenants under this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c) No Material Adverse Effect. No Material Adverse Effect shall have occurred since the date of this Agreement and be continuing with respect to SPAC.

(d) Sponsor Support Agreement. Each of the covenants of Sponsor required under the Sponsor Support Agreement to be performed as of or prior to the Closing shall have been performed in all material respects.

(e) SPAC Domestication. SPAC shall have completed the SPAC Domestication at least one Business Day prior to the Closing Date.

(f) XRP Funding at Closing. As of the Closing Date (i) the Advanced Funding Investors shall have contributed an amount of XRP at least equivalent to the amounts of XRP committed in the Advanced Funding and (ii) the Delayed Funding Investors shall have contributed an amount of XRP at least equivalent to the amounts of XRP committed in the Delayed Funding.

(g) Available Transaction Cash. Available Transaction Cash as of the Closing Date shall equal or exceed the amount of cash committed by the Advanced Funding Investors and the Delayed Funding Investors pursuant to Advanced Funding Subscription Agreements and the Delayed Funding Subscription Agreements.

(h) Closing Deliverables. SPAC shall have delivered or caused to be delivered the certificates and other deliverables set forth in Section 3.3(a).

9.3 Conditions to Obligations of SPAC. In addition to the conditions specified in Section 9.1, the obligations of SPAC to consummate the Transactions are subject to the satisfaction or written waiver by SPAC of the following conditions:

(a) Representations and Warranties.

(i) The Company Fundamental Representations (other than Section 6.3(a)), Pubco and the Merger Subs Fundamental Representations (other than Section 5.5) and Ripple Fundamental Representations shall be true and correct (without giving effect to any qualifications or limitations as to materiality or

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Material Adverse Effect) in all material respects on and as of the date of this Agreement and on and as of the Closing Date as if made on the Closing Date, except for those Company Fundamental Representations, Pubco and the Merger Subs Fundamental Representations or Ripple Fundamental Representations that address matters only as of a particular date (which representations and warranties shall have been true and correct in all material respects as of such date).

(ii) The representations and warranties of the Company, Pubco and the Merger Subs contained in Section 6.3(a) and Section 5.5 shall be true and correct in all but de minimis respects as of the Closing Date, except for those representations and warranties that address matters only as of a particular date (which representations and warranties shall have been true and correct in all but de minimis respects as of such date).

(iii) Each of the representations and warranties of the Company, Pubco, the Merger Subs and Ripple (other than the Company Fundamental Representations, Pubco and the Merger Subs Fundamental Representations and Ripple Fundamental Representations) shall be true and correct on and as of the date of this Agreement and on and as of the Closing Date as if made on the Closing Date, except for (a) those representations and warranties that address matters only as of a particular date (which representations and warranties shall have been true and correct as of such date) and (b) any failures to be true and correct that (without giving effect to any qualifications or limitations as to materiality or Material Adverse Effect), individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on, or with respect to, the Company, Pubco or Ripple.

(b) Agreements and Covenants. Each of the Company, Pubco, the Merger Subs and Ripple shall have performed in all material respects all of its obligations and complied in all material respects with all of its agreements and covenants under this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c) Material Adverse Effect. No Material Adverse Effect shall have occurred since the date of this Agreement and be continuing with respect to Pubco or the Company.

(d) Completion of the Contribution. The Contribution shall have been completed in accordance with the terms of the Contribution Agreement.

(e) Closing Deliverables. Each of Pubco (and, as applicable, the Merger Subs), the Company and Ripple shall have delivered or caused to be delivered the certificates and other deliverables set forth in Sections 3.3(b), 3.3(c) and 3.3(d) respectively.

9.4 Frustration of Conditions. Notwithstanding anything contained herein to the contrary, no Party may rely on the failure of any condition set forth in this Article IX to be satisfied if such failure was caused by the failure of such Party or its Affiliates (or with respect to the Company, Ripple, Pubco or the Merger Subs) to comply with or perform any of its covenants or obligations set forth in this Agreement.

ARTICLE X

TERMINATION AND EXPENSES

10.1 Termination. This Agreement may be terminated and the Transactions contemplated hereby may be abandoned at any time prior to the Closing as follows:

(a) by mutual written consent of SPAC and Pubco;

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(b) by written notice by SPAC or Pubco if any of the conditions to the Closing set forth in Article IX have not been satisfied or waived by the date that is one year from the date of this Agreement (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 10.1(b) shall not be available to a Party if the breach or violation by such Party or its Affiliates (or with respect to Pubco, the Company, Ripple or the Merger Subs) of any representation, warranty, covenant or obligation under this Agreement was the primary cause of, or directly resulted in, the failure of the Closing to occur on or before the Outside Date;

(c) by written notice by either SPAC or Pubco if a Governmental Authority of competent jurisdiction shall have issued an Order or taken any other action permanently restraining, enjoining or otherwise prohibiting the Transactions contemplated by this Agreement, and such Order or other action has become final and non-appealable; provided, however, that the right to terminate this Agreement pursuant to this Section 10.1(c) shall not be available to a Party if the failure by such Party or its Affiliates (or with respect to Pubco, the Company, Ripple or the Merger Subs) to comply with any provision of this Agreement has been a substantial cause of, or substantially resulted in, such action by such Governmental Authority;

(d) by written notice by Pubco to SPAC, if (i) there has been a material breach by SPAC of any of its representations, warranties, covenants or agreements contained in this Agreement, or if any representation or warranty of SPAC shall have become materially untrue or materially inaccurate, in any case, which would result in a failure of a condition set forth in Section 9.2(a) or Section 9.2(b) to be satisfied, and (ii) the breach or inaccuracy is incapable of being cured or is not cured within the earlier of (A) thirty days after written notice of such breach or inaccuracy is provided to SPAC by Pubco or (B) five Business Days prior to the Outside Date; provided that Pubco shall not have the right to terminate this Agreement pursuant to this Section 10.1(d) if at such time the Company, Pubco, the Merger Subs or Ripple is in material uncured breach of this Agreement;

(e) by written notice by Pubco to SPAC if there has been a Modification in Recommendation, which notice shall be delivered promptly and no later than thirty (30) calendar days after the occurrence of such Modification in Recommendation;

(f) by written notice by SPAC to Pubco, if (i) there has been a material breach by the Company, Pubco, the Merger Subs or Ripple of any of their respective representations, warranties, covenants or agreements contained in this Agreement, or if any representation or warranty of such Parties shall have become materially untrue or materially inaccurate, in any case, which would result in a failure of a condition set forth in Section 9.3(a) or Section 9.3(b) to be satisfied, and (ii) the breach or inaccuracy is incapable of being cured or is not cured within the earlier of (A) thirty days after written notice of such breach or inaccuracy is provided to Pubco by SPAC or (B) five Business Days prior to the Outside Date; provided that SPAC shall not have the right to terminate this Agreement pursuant to this Section 10.1(f) if at such time SPAC is in material uncured breach of this Agreement; or

(g) without prejudice to the SPAC’s obligations under Section 8.12(d), by written notice by either SPAC or Pubco to the other if the Extraordinary General Meeting is held (including any adjournment or postponement thereof) and has concluded, SPAC shareholders have duly voted, and the Required Shareholder Approval was not obtained; provided that SPAC shall not have the right to terminate this Agreement pursuant to this Section 10.1(g) to the extent the Sponsor (or any of its Permitted Transferees (as defined therein)) is in material uncured breach of its obligations under Section 1 or Section 2 of the Sponsor Support Agreement.

10.2 Effect of Termination. This Agreement may only be terminated in the circumstances described in Section 10.1 and pursuant to a written notice delivered by the applicable Party to the other applicable Parties, which sets forth the basis for such termination, including the provision of Section 10.1 under which such termination is made. In the event of the valid termination of this Agreement pursuant to Section 10.1, this Agreement shall forthwith become void, and there shall be no Liability on the part of any Party or any of their respective Representatives, and all rights and obligations of each Party shall cease, except: (i) Sections 8.13,

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8.14, 11.1, Article XII and this Section 10.2 shall survive the termination of this Agreement, and (ii) nothing herein shall relieve any Party from Liability for any willful breach of any representation, warranty, covenant or obligation under this Agreement or any Fraud Claim against such Party, in either case, prior to termination of this Agreement (in each case of clauses (i) and (ii) above, subject to Section 11.1). Without limiting the foregoing, and except as provided in Section 12.5 and this Section 10.2 (but subject to Section 11.1, and subject to the right to seek injunctions, specific performance or other equitable relief in accordance with Section 12.7), the Parties’ sole right prior to the Closing with respect to any breach of any representation, warranty, covenant or other agreement contained in this Agreement by another Party or with respect to the Transactions contemplated by this Agreement shall be the right, if applicable, to terminate this Agreement pursuant to Section 10.1.

ARTICLE XI

WAIVERS AND RELEASES

11.1 Waiver of Claims Against Trust. The Company, Pubco, the Merger Subs and Ripple each hereby represents and warrants that it has read the IPO Prospectus and understands that SPAC has established the Trust Account containing the proceeds of the IPO and from certain private placements occurring simultaneously with the IPO (including interest accrued from time to time thereon) for the benefit of the holders of the SPAC Class A Shares issued and sold as part of the SPAC Units in the IPO (the “Public Shareholders” and the “Public Shares”) and that, except as otherwise described in the IPO Prospectus, SPAC may disburse monies from the Trust Account only: (a) to eligible Public Shareholders in the event they elect to redeem their SPAC Class A Shares (i) in connection with the consummation of its initial Business Combination or (ii) in connection with an amendment to the SPAC Memorandum and Articles to modify the substance or timing of SPAC’s obligation to allow redemption in connection with a Business Combination or to redeem 100% of the Public Shares if SPAC has not consummated a Business Combination within the Completion Window (as defined in the SPAC Memorandum and Articles) or with respect to any other material provisions relating to (x) the rights of holders of SPAC Class A Shares or (y) pre-initial Business Combination activity, (b) to the Public Shareholders if SPAC fails to consummate a Business Combination within the Completion Window (as defined in the SPAC Memorandum and Articles), subject to deduction of up to $100,000 of interest to pay dissolution expenses, (c) with respect to any interest earned on the amounts held in the Trust Account, as necessary to pay any income taxes, and (d) to SPAC after or concurrently with the consummation of a Business Combination. For and in consideration of SPAC entering into this Agreement and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Company, Pubco, the Merger Subs and Ripple hereby agree on behalf of themselves and their Affiliates, notwithstanding anything to the contrary in this Agreement, that none of the Company, Pubco, the Merger Subs, Ripple nor any of their respective Affiliates do now or shall at any time hereafter have any right, title, interest or claim of any kind in or to any monies in the Trust Account or distributions therefrom, or make any claim against the Trust Account (including any distributions therefrom), regardless of whether such claim arises as a result of, in connection with or relating in any way to, this Agreement or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (collectively, the “Released Claims”). The Company, Pubco, the Merger Subs and Ripple on behalf of themselves and their respective Affiliates hereby irrevocably waive any Released Claims that any such Party or any of its Affiliates may have against the Trust Account (including any distributions therefrom) now or in the future as a result of, or arising out of, any negotiations, contracts or agreements hereunder and will not seek recourse against the Trust Account (including any distributions therefrom) for any reason whatsoever (including for an alleged breach of this Agreement or any other agreement with SPAC or its Affiliates). The Company, Pubco, the Merger Subs and Ripple each agrees and acknowledges that such irrevocable waiver is material to this Agreement and specifically relied upon by SPAC to induce SPAC to enter in this Agreement, and the Company, Pubco, the Merger Subs and Ripple each further intends and understands such waiver to be valid, binding and enforceable against such Party and each of its Affiliates under applicable Law. To the extent the Company, Pubco, either Merger Sub, Ripple or any of their respective Affiliates commences any action or proceeding based upon, in connection with, relating to or arising out of any matter relating to this Agreement or the Transactions, which proceeding seeks, in whole or in part, monetary relief against the Trust Account, each

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such Party hereby acknowledge and agree that such Party’s and its Affiliates’ sole remedy with respect to monetary relief shall be against funds held outside of the Trust Account and that such claim shall not permit such Party or any of its Affiliates (or any Person claiming on any of their behalf or in lieu of them) to have any claim against the Trust Account (including any distributions therefrom) or any amounts contained therein. Nothing in this Section 11.1 shall amend, limit, alter, change, supersede or otherwise modify the right of the Company, Pubco, the Merger Subs and Ripple to (i) bring any action or actions for specific performance, injunctive or other equitable relief or (ii) bring or seek a claim for damages against SPAC, or any of its successors or assigns, for any breach of this Agreement (but such claim shall not be against the Trust Account or any funds distributed from the Trust Account). This Section 11.1 shall survive termination of this Agreement for any reason.

11.2 Release and Covenant Not to Sue. Effective as of the Closing, to the fullest extent permitted by applicable Law, Ripple, on behalf of itself and its Affiliates that owns any share or other equity interest in or of Ripple (the “Releasing Persons”), hereby releases and discharges the Company, SPAC, Pubco and the Merger Subs from and against any and all Actions, obligations, agreements, debts and Liabilities whatsoever, whether known or unknown, both at law and in equity, which such Releasing Person now has, has ever had or may hereafter have against such Parties arising on or prior to the Closing Date or on account of or arising out of any matter occurring on or prior to the Closing Date. From and after the Closing, each Releasing Person hereby irrevocably covenants to refrain from, directly or indirectly, asserting any Action, or commencing or causing to be commenced, any Action of any kind against any of the Parties or their respective Affiliates, based upon any matter purported to be released hereby. Notwithstanding anything herein to the contrary, the releases and restrictions set forth herein shall not apply to any claims a Releasing Person may have against any Party pursuant to this Agreement or any party to an Ancillary Document.

ARTICLE XII

MISCELLANEOUS

12.1 Survival. Except as otherwise contemplated by Section 10.2, (a) the representations and warranties of the Parties contained in this Agreement (other than those representations and warranties set forth in Sections 4.19, 5.11, 6.15 and 7.10 or in any certificate or instrument delivered by or on behalf of the Parties pursuant to this Agreement) shall not survive the Closing, and from and after the Closing, the Parties and their respective Representatives shall not have any further obligations, nor shall any claim be asserted or action be brought against any of the Parties or their respective Representatives with respect thereto and (b) the covenants and agreements made by the Parties in this Agreement or in any certificate or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such covenants or agreements, shall not survive the Closing, except for those covenants and agreements contained herein and therein that by their terms apply or are to be performed in whole or in part after the Closing (which such covenants shall survive the Closing and continue until fully performed in accordance with their terms), including, for the avoidance of doubt, Section 2.14, Section 8.16, Section 11.1 and this Article XII.

12.2 Notices. All notices, consents, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered (a) in person, (b) by email or other electronic means (to the extent no “bounce back” or similar message indicating non-delivery is received with respect thereto) if received prior to 5:00 p.m. local time in the place of receipt and such day is a Business Day in the place of receipt, or else on the following Business Day, (c) one Business Day after being sent, if sent by reputable, nationally recognized overnight courier service or (d) four Business Days after being mailed, if sent by registered

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or certified mail, pre-paid and return receipt requested, in each case to the applicable Party at the following addresses (or at such other address for a Party as shall be specified by like notice):

If to SPAC, at or prior to the Closing, to:

Armada Acquisition Corp. II

382 NE 191st St, Suite 52895

Miami, FL 33179-3899

Attn: Taryn Naidu, Chief Executive Officer

Email: taryn@arringtoncapital.com; finance@arringtoncapital.com with a copy (which will not constitute notice) to:

Wilson Sonsini Goodrich & Rosati, P.C.

701 Fifth Avenue, Suite 5100

Seattle, WA 98104-7036

Attn: Patrick Schultheis; Jeana S. Kim; Nathan Robinson; Ethan Lutske; Kenji Strait

Email: pschultheis@wsgr.com; jskim@wsgr.com; nrobinson@wsgr.com;

elutske@wsgr.com; kstrait@wsgr.com

If to Ripple, to:

Ripple Labs Inc.

600 Battery Street

San Francisco, CA 94111

Attn: Eric Jeck

Email: ejeck@ripple.com

with a copy (which will not constitute notice) to:

Davis Polk & Wardwell LLP

450 Lexington Avenue,

New York, NY 10017

Attn: Derek Dostal; Evan Rosen; Dan Gibbons

Email: derek.dostal@davispolk.com; evan.rosen@davispolk.com;

dan.gibbons@davispolk.com

If to Pubco, the Company or the Merger Subs at, prior to or after the Closing or to SPAC, after the Closing, to:

Evernorth Holdings Inc.

600 Battery Street

San Francisco, CA 94111

Attn: Asheesh Birla

Email: asheesh@evernorth.xyz

with a copy (which will not constitute notice) to:

Davis Polk & Wardwell LLP

450 Lexington Avenue,

New York, NY 10017

Attn: Derek Dostal; Evan Rosen; Dan Gibbons

Email: derek.dostal@davispolk.com; evan.rosen@davispolk.com;

dan.gibbons@davispolk.com

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12.3 Binding Effect; Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns. Other than with respect to the Mergers, this Agreement shall not be assigned by any Party by operation of Law or otherwise without the prior written consent of SPAC (in the case of Pubco, the Company, the Merger Subs or Ripple) or Pubco (in the case of SPAC), and any assignment without such consent shall be null and void; provided that no such assignment shall relieve the assigning Party of its obligations hereunder.

12.4 Third Parties. Nothing contained in this Agreement or in any Ancillary Document shall create any rights in, or be deemed to have been executed for the benefit of, any Person that is not a Party or party thereto or a successor or permitted assign of such a Party; provided, however, that (a) in the event that the Closing occurs, the D&O Indemnified Persons are intended third-party beneficiaries of Section 8.16(a) and (b) the past, present or future directors, officers, agents, employees, equityholders or other Representatives, Affiliates, successors or assignees of any Party, are intended third-party beneficiaries of, and may enforce, Section 12.1 and Section 12.14.

12.5 Fees and Expenses.

(a) Subject to Section 11.1, all Expenses incurred in connection with this Agreement and the Transactions contemplated hereby shall be paid by the Party incurring such Expenses; provided that, if the Closing shall occur, Pubco shall reimburse or pay or cause to be reimbursed or paid, at or promptly following Closing, by wire transfer of immediately available funds, all Expenses. For the avoidance of doubt, any payments to be made (or to cause to be made) by Pubco pursuant to this Section 12.5 shall be paid upon consummation of the Transactions and release of proceeds from the Trust Account. If Pubco does not have sufficient cash to pay all Expenses, Pubco will cause the Company to sell XRP to generate cash to pay the Expenses.

(b) Notwithstanding the terms of Section 12.5(a), regardless of whether the Closing occurs, each of the Company and SPAC shall equally bear any and all fees, costs and expenses paid or payable by any Party or any of its Affiliates as a result of or in connection with or arising from, (i) filing the Registration Statement with the SEC, (ii) submitting to Nasdaq a listing application for the shares of Pubco Class A Common Stock (including any filing fees arising therefrom) and (iii) any filings required under Section 8.10 (including any filing fees payable to any Governmental Authority in connection therewith). Each of the Company and SPAC shall pay its respective 50% of any such costs or fees as and when such costs or fees arise.

12.6 Governing Law; Jurisdiction; Waiver of Jury Trial.

(a) Subject to Section 12.6(a), this Agreement and all claims or causes of action based upon, arising out of, or related to this Agreement or the Transactions shall be governed by, construed and enforced in accordance with the Laws of the State of Delaware, without regard to the conflict of Laws principles or rules thereof to the extent such principles or rules would require or permit the application of Laws of another jurisdiction; provided that, for the avoidance of doubt, the statutory and fiduciary duties of the directors of SPAC and any matters relating to the internal affairs of SPAC prior to the SPAC Domestication, and the de-registration of the SPAC from the Register of Companies in the Cayman Islands by way of continuation out of the Cayman Islands pursuant to the SPAC Domestication, shall in each case be governed by the Laws of the Cayman Islands.

(b) Any Action based upon, arising out of or related to this Agreement or the Transactions must be brought in the Court of Chancery of the State of Delaware (or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware), or, if it has or can acquire jurisdiction, in the United States District Court for the District of Delaware, and each Party irrevocably (i) submits to the exclusive jurisdiction of each such court in any such Action, (ii) waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, (iii) agrees that all claims in respect of the Action shall be heard and determined only in any such court and (iv) agrees not to bring any Action arising out of or relating to this Agreement or the Transactions in any other court. Nothing herein contained shall be deemed to affect the

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right of any Party to serve process in any manner permitted by Law or to commence Actions or otherwise proceed against any other Party in any other jurisdiction, in each case, to enforce judgments obtained in any Action brought pursuant to this Section 12.6.

(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY, UNCONDITIONALLY AND VOLUNTARILY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION, SUIT OR PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY.

12.7 Specific Performance. Each Party acknowledges that the rights of each Party to consummate the Transactions contemplated hereby are unique, recognizes and affirms that in the event of a breach of this Agreement by any Party, money damages would be inadequate and the non-breaching Parties would not have an adequate remedy at law, and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by an applicable Party in accordance with their specific terms or were otherwise breached. Accordingly, each Party shall be entitled to seek an injunction or restraining order to prevent breaches of this Agreement and to seek to enforce specifically the terms and provisions hereof, without the requirement to post any bond or other security or to prove that money damages would be inadequate, this being in addition to any other right or remedy to which such Party may be entitled under this Agreement, at law or in equity.

12.8 Severability. In case any provision in this Agreement shall be held invalid, illegal or unenforceable by any court of competent jurisdiction, such provision shall be modified or deleted, as to the jurisdiction involved, only to the extent necessary to render the same valid, legal and enforceable, and the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby nor shall the validity, legality or enforceability of such provision be affected thereby in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties will substitute for any invalid, illegal or unenforceable provision a suitable and equitable provision that carries out, so far as may be valid, legal and enforceable, the intent and purpose of such invalid, illegal or unenforceable provision.

12.9 Amendment. Subject to the provisions of applicable Law, this Agreement may be amended, supplemented or modified only by execution of a written instrument signed by each of SPAC, Pubco, the Merger Subs, the Company and Ripple.

12.10 Waiver. Each Party may in its sole discretion (a) extend the time for the performance of any obligation or other act of any other non-Affiliated Party, (b) waive any inaccuracy in the representations and warranties by any other non-Affiliated Party contained herein or in any document delivered pursuant hereto and (c) waive compliance by such other non-Affiliated Party with any covenant or condition contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the Party or Parties to be bound thereby. Notwithstanding the foregoing, no failure or delay by a Party in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. For purposes of this Section 12.10, Pubco, the Company and Ripple shall be deemed to be Affiliated Parties.

12.11 Entire Agreement. This Agreement and the documents or instruments referred to herein, including any Exhibits, Annexes and Schedules, which Exhibits, Annexes and Schedules are incorporated herein by reference, together with the Ancillary Documents, embody the entire agreement and understanding of the Parties in respect of the subject matter contained herein. There are no restrictions, promises, representations, warranties, covenants or undertakings, other than those expressly set forth or referred to herein or the documents or instruments

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referred to herein, which collectively supersede all prior agreements and the understandings among the Parties with respect to the subject matter contained herein.

12.12 Counterparts. This Agreement may be executed and delivered (including by facsimile, email or other electronic means or transmission) in one or more counterparts, and by the different Parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Copies of executed counterparts of this Agreement transmitted by electronic transmission (including by email or in .pdf format) or facsimile as well as electronically or digitally executed counterparts (such as DocuSign) shall have the same legal effect as original signatures and shall be considered original executed counterparts of this Agreement.

12.13 Legal Representation.

(a) The Parties agree that, notwithstanding the fact that Wilson Sonsini Goodrich & Rosati (“Wilson Sonsini”) may have, prior to Closing, jointly represented SPAC and Sponsor in connection with this Agreement, the Ancillary Documents and the Transactions, and has also represented SPAC and its Affiliates in connection with matters other than the Transactions that are the subject of this Agreement, Wilson Sonsini will be permitted in the future, after Closing, to represent Sponsor or its Affiliates in connection with matters in which such Persons are adverse to Pubco, SPAC or any of their respective Affiliates, including any disputes arising out of, or related to, this Agreement. The Company, Pubco, the Merger Subs and Ripple, who are or have the right to be represented by independent counsel in connection with the Transactions contemplated by this Agreement, hereby agree, in advance, to waive (and to cause their Affiliates to waive) any actual or potential conflict of interest that may hereafter arise in connection with Wilson Sonsini’s future representation of one or more of Sponsor or its Affiliates in which the interests of such Person are adverse to the interests of Pubco, the Merger Subs, SPAC, the Company, Ripple or any of their respective Affiliates, including any matters that arise out of this Agreement or that are substantially related to this Agreement or to any prior representation by Wilson Sonsini of Sponsor, SPAC or any of their respective Affiliates. The Parties acknowledge and agree that, for the purposes of the attorney-client privilege, Sponsor shall be deemed the client of Wilson Sonsini with respect to the negotiation, execution and performance of this Agreement and the Ancillary Documents. All such communications shall remain privileged after the Closing and the privilege and the expectation of client confidence relating thereto shall belong solely to Sponsor, shall be controlled by Sponsor and shall not pass to or be claimed by Pubco or SPAC; provided, further, that nothing contained herein shall be deemed to be a waiver by Pubco, SPAC or any of their respective Affiliates of any applicable privileges or protections that can or may be asserted to prevent disclosure of any such communications to any third party.

(b) The Parties agree that, notwithstanding the fact that Davis Polk & Wardwell LLP (“Davis Polk”) may have, prior to Closing, jointly represented Pubco, the Merger Subs, the Company and Ripple in connection with this Agreement, the Ancillary Documents and the Transactions, and may have also represented Pubco, the Merger Subs, the Company, Ripple or their respective Affiliates in connection with matters other than the Transactions that are the subject of this Agreement, Davis Polk will be permitted in the future, after Closing, to represent Pubco, the Merger Subs, the Company and Ripple or their respective Affiliates in connection with matters in which such Persons are adverse to any other party to the Agreement, or any of their respective Affiliates, including any disputes arising out of, or related to, this Agreement. The Parties acknowledge and agree that, for the purposes of the attorney-client privilege, Ripple, Pubco, the Company and the Merger Subs shall be deemed the clients of Davis Polk with respect to the negotiation, execution and performance of this Agreement and the Ancillary Documents. All such communications shall remain privileged after the Closing and the privilege and the expectation of client confidence relating thereto shall belong to each such respective party, shall be controlled thereby and shall not pass to or be claimed by any other party; provided, further, that nothing contained herein shall be deemed to be a waiver by any party or any of their respective Affiliates of any applicable privileges or protections that can or may be asserted to prevent disclosure of any such communications to any third party.

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12.14 No Recourse. Notwithstanding anything that may be expressed or implied in this Agreement, the Parties acknowledge and agree that, no recourse under this Agreement or under any Ancillary Documents shall be had against any Person that is not a Party to this Agreement or such Ancillary Document, including any past, present or future director, officer, agent, employee, equityholder or other Representative or any Affiliate or successor or assignee thereof that is not a Party (collectively, the “Non-Recourse Parties”), as such, whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any statute, regulation or other applicable Law, it being expressly agreed and acknowledged that no liability whatsoever shall attach to, be imposed on or otherwise be incurred by any Non-Recourse Party, as such, for any obligation or liability of a Party under this Agreement or Person party to such Ancillary Document under any Ancillary Document for any claim based on, in respect of or by reason of such obligations or liabilities or their creation.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK;

SIGNATURE PAGE FOLLOWS]

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IN WITNESS WHEREOF, each Party has caused this Business Combination Agreement to be signed and delivered by its respective duly authorized signatory as of the date first written above.

SPAC:

ARMADA ACQUISITION CORP. II

By:	/s/ Taryn Naidu
Name: Taryn Naidu
Title: Chief Executive Officer

[Signature Page to Business Combination Agreement]

Pubco:

EVERNORTH HOLDINGS INC.

By:	/s/ Asheesh Birla
Name: Asheesh Birla
Title: President

The Company:

PATHFINDER DIGITAL ASSETS LLC

By:	/s/ Asheesh Birla
Name: Asheesh Birla
Title: Chief Executive Officer

SPAC Merger Sub:

EVERNORTH CORPORATE MERGER SUB INC.

By:	/s/ Asheesh Birla
Name: Asheesh Birla
Title: President

Company Merger Sub:

EVERNORTH COMPANY MERGER SUB LLC

By:	/s/ Asheesh Birla
Name: Asheesh Birla
Title: Chief Executive Officer

Ripple:

RIPPLE LABS INC.

By:	/s/ Eric Jeck
Name: Eric Jeck
Title: SVP, Business and Corporate Development

[Signature Page to Business Combination Agreement]

Exhibit A

Form of SPAC Certificate of Incorporation

Exhibit B

Form of SPAC Bylaws

Exhibit C

Form of Sponsor Support Agreement

Exhibit D

Form of Advanced Funding Subscription Agreement

Exhibit E

Form of Delayed Funding Subscription Agreement

Exhibit F

Form of Specified Funding Subscription Agreement

Exhibit G

Form of Ripple Affiliate Subscription Agreement

Exhibit H

Form of Amended and Restated Registration Rights Agreement

Exhibit I

Form of Tax Receivable Agreement

Exhibit J

Form of Lock-Up Agreement

Exhibit K

Form of ESPP

Exhibit L

Form of Equity Plan

Exhibit M

Form of Plan of Domestication

Exhibit N

Form of Certificate of Incorporation of the SPAC Surviving Subsidiary

Exhibit O

Form of Articles of Incorporation of Pubco

Annex B

PLAN OF DOMESTICATION

This PLAN OF DOMESTICATION (the “Plan of Domestication”) is made on [●], 2025 and sets forth the terms pursuant to which Armada Acquisition Corp. II, a Cayman Islands exempted company (the “Company”), shall effect a domestication and become a Delaware corporation (the “Domestication”) to be known as Arrington Capital SPAC I Inc. (the “Domesticated Corporation”), pursuant to Part 12 of the Companies Act (as amended) of the Cayman Islands (the “Companies Act”) and Section 388 of the General Corporation Law of the State of Delaware (the “DGCL”).

RECITALS

WHEREAS, the Company is a Cayman Islands exempted company, duly incorporated and registered and validly existing under the laws of the Cayman Islands;

WHEREAS, the Board of Directors of the Company (the “Board”) has authorized and approved the execution, delivery and performance by the Company of that certain Business Combination Agreement, dated as of October 19, 2025, by and among the Company, Evernorth Holdings Inc., a Nevada corporation (“Pubco”), Pathfinder Digital Assets LLC, a Delaware limited liability company, Evernorth Corporate Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Pubco, Evernorth Company Merger Sub LLC, a Delaware limited liability company and wholly owned subsidiary of Pubco, and Ripple Labs Inc., a Delaware corporation (the “Business Combination Agreement”) and the Ancillary Documents (as defined in the Business Combination Agreement) to which the Company is a party and the Transactions (as defined in the Business Combination Agreement);

WHEREAS, as contemplated by the Business Combination Agreement, the Board has determined that it is advisable and in the best interests of the Company that the Company be de-registered in the Cayman Islands and registered by way of continuation and domestication as a corporation under the laws of the State of Delaware and continue to exist as a Delaware corporation, in accordance with Part 12 of the Companies Act and Section 388 of the DGCL; and

WHEREAS, the Board has duly approved, authorized, adopted, ratified and confirmed the Domestication, this Plan of Domestication and each corporate action to be taken by the Company and the Domesticated Corporation in connection with the Domestication as set forth in this Plan of Domestication, all in accordance with the Companies Act and the Company’s Amended and Restated Memorandum and Articles of Association adopted by special resolution on May 20, 2025 (the “Articles”) and pursuant to Section 388 of the DGCL.

NOW, THEREFORE, in consideration of the covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the Company agrees as follows:

1. Domestication. In connection with the Domestication, the Company shall file an application for deregistration in the Cayman Islands to register by way of continuation and domestication as a corporation under the laws of the State of Delaware, together with all other documents required to be filed in connection therewith pursuant to the Companies Act, with the Registrar of Companies of the Cayman Islands and obtain a certificate of de-registration from the Registrar of Companies of the Cayman Islands. Upon effectiveness of the filing of a certificate of corporate domestication, in a form reasonably agreed by Pubco and SPAC, and a certificate of incorporation in the form attached hereto as Exhibit A (the “Certificate of Incorporation”) with the Secretary of State of the State of Delaware pursuant to Sections 103 and 388 of the DGCL (the “Effective Time”), the Company shall become domesticated as a Delaware corporation pursuant to Section 388 of the DGCL, under the name “Arrington Capital SPAC I Inc.” and will, for all purposes of the laws of the State of Delaware, be deemed to be the same entity as the Company. The Company will not be required to wind up its affairs or pay its liabilities and distribute its assets, and the Domestication will not be deemed to constitute a dissolution of the Company and will constitute a continuation of the existence of the Company in the form of a Delaware corporation. In connection with the foregoing, the officer or agent of the Company identified as the incorporator of the Domesticated Corporation in the Certificate of Incorporation is authorized to act as the incorporator of the Domesticated Corporation and, in such capacity, execute the Certificate of Incorporation and a consent of incorporator.

2. Conversion of Securities. As a result of and at the Effective Time, pursuant to the Domestication:

(a) each of the then issued and outstanding Class A ordinary shares, par value $0.0001 per share, of the Company (the “Class A Ordinary Shares”) shall convert automatically into one share of Class A Common Stock, par value $0.0001 per share, of the Domesticated Corporation (the “Class A Common Stock”) having the rights, powers and preferences, and the obligations, set forth in the Certificate of Incorporation;

(b) each of the then issued and outstanding Class B ordinary shares, par value $0.0001 per share, of the Company shall convert automatically into one share of Class B Common Stock, par value $0.0001 per share, of the Domesticated Corporation having the rights, powers and preferences, and the obligations, set forth in the Certificate of Incorporation;

(c) each of the then issued and outstanding warrants of the Company representing the right to purchase one Class A Ordinary Share (each, a “Company Warrant”) shall convert automatically into one warrant to acquire one share of Class A Common Stock on the same terms as the Company Warrant (each, a “Warrant”), pursuant to the Warrant Agreement, dated as of May 20, 2025, between the Company and Continental Stock Transfer & Trust Company, as warrant agent, as amended from time to time and the Private Placement Unit Subscription Agreement, dated as of May 20, 2025, by and among the Company and Arrington XRP Capital Fund, LP, a Delaware limited partnership, as applicable; and

(d) each then issued and outstanding units of the Company entitling the holders to one Class A Ordinary Share and one-half of one Company Warrant shall convert automatically into one unit of the Domesticated Corporation that entitles the holder to one share of Class A Common Stock and one-half of one Warrant.

3. Uncertificated Shares. The shares issued by Domesticated Corporation at the Effective Time shall be uncertificated and the Domesticated Corporation is authorized to issue any shares of any class or series of its capital stock in uncertificated form whether upon original issuance, re-issuance, or subsequent transfer.

4. Tax Matters. For United States federal income tax purposes, the Domestication is intended to qualify as a “reorganization” described in Section 368(a)(1)(F) of the Internal Revenue Code of 1986, as amended, and this Plan of Domestication is intended to constitute a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a).

5. Governing Documents. (a) At the Effective Time, the Articles shall be terminated and be of no further force or effect; and (b) from and after the Effective Time, the Certificate of Incorporation, in the form attached hereto as Exhibit A and the Bylaws of the Domesticated Corporation, in the form attached hereto as Exhibit B (the “Bylaws”), shall govern the affairs of the Domesticated Corporation and the conduct of its business and are, for the avoidance of doubt, hereby approved, effective as of the Effective Time as the certificate of incorporation and bylaws, respectively, of the Domesticated Corporation, until thereafter amended in accordance with the DGCL and their respective terms.

6. Board of Directors. Each member of the Board as of immediately prior to the Effective Time shall be and, effective as of the Effective Time, is hereby appointed as, a director of the Domesticated Corporation from and after the Effective Time, each of whom shall serve as directors of the Domesticated Corporation, having the same director classes and the same terms, until such time as their respective successors have been duly elected and qualified, or until such director’s earlier removal, resignation, or death, in each case, in accordance with the DGCL, the Certificate of Incorporation and the Bylaws.

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7. Officers. Each officer of the Company as of immediately prior to the Effective Time shall be and, effective as of the Effective Time, is hereby appointed as, an officer of the Domesticated Corporation from and after the Effective Time and shall retain the same title and authority with the Domesticated Corporation from and after the Effective Time as such officer had with the Company immediately prior to the Effective Time, each of whom shall serve until such time as their respective successors have been designated by the Board, or until such officer’s earlier removal, resignation, or death, in each case, in accordance with the DGCL, the Certificate of Incorporation and the Bylaws.

8. Effects of Domestication. Immediately upon the Effective Time, the Domestication shall have the effects set forth in Part 12 of the Companies Act and Section 388 of the DGCL.

9. Approval of Business Combination Agreement Transactions. By adopting this Plan of Domestication, the Board and shareholders of the Company are approving and authorizing each of the Transactions contemplated by the Business Combination Agreement, including, for the avoidance of doubt, the SPAC Merger (as defined in the Business Combination Agreement) and the payments to the holders of the Class A Ordinary Shares in respect of which the holder thereof has validly exercised redemption rights pursuant to and in accordance with the Articles as set forth in the Business Combination Agreement (the “Redemption Payments”). Upon adoption by the Board and the shareholders of the Company of this Plan of Domestication, each of the Transactions contemplated by the Business Combination Agreement, including, for the avoidance of doubt, the SPAC Merger and the Redemption Payments, will, pursuant to Sections 388(l) and 388(m) of the DGCL, be deemed to be authorized, adopted and approved by the Domesticated Corporation and its board of directors and stockholders and will not require any further action of the board of directors or stockholders of the Domesticated Corporation.

10. Further Assurances. If at any time the Domesticated Corporation, or its successors or assigns, shall consider or be advised that any further assignments or assurances in law or any other acts are necessary or desirable to carry out the purposes of this Plan of Domestication, the Company and its Board and authorized officers shall be deemed to have granted to the Domesticated Corporation an irrevocable power of attorney and authorization to execute and deliver all such proper deeds, assignments and assurances in law and to do all acts necessary or proper to vest, perfect or confirm title to and possession of such rights, properties or assets in the Domesticated Corporation and otherwise to carry out the purposes of this Plan of Domestication, and the directors and authorized officers of the Domesticated Corporation are fully authorized to take any and all such action.

11. Amendment or Termination. To the fullest extent permitted by law, this Plan of Domestication may be amended or terminated at any time before the Effective Time by action of the Board.

12. Miscellaneous. The provisions of this Plan of Domestication shall be binding upon and shall inure to the benefit of the Company and its respective successors and assigns. This Plan of Domestication shall be governed by and construed in accordance with the laws of the State of Delaware, including the DGCL, without giving effect to any choice of law or conflict of law provisions or rule (except to the extent that the laws of the Cayman Islands govern the Domestication and the adoption and approval of this Plan of Domestication and each corporate action to be taken by the Domesticated Corporation in connection with the Domestication as set forth in this Plan of Domestication) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

***

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IN WITNESS WHEREOF, this Plan of Domestication has been duly executed and delivered by a duly authorized officer of the Company as of the date first written above.

Executed as a deed

ARMADA ACQUISITION CORP. II

By:
Name: Taryn Naidu
Title: Chief Executive Officer

Exhibit A

Certificate of Incorporation

[see attached]

CERTIFICATE OF INCORPORATION OF

[____________]

ARTICLE I

The name of the corporation is [____________] (the “Company”).

ARTICLE II

The address of the Company’s registered office in the State of Delaware is [1209 Orange Street, City of Wilmington, County of New Castle, 19801]. The name of its registered agent at such address is [The Corporation Trust Company].

ARTICLE III

The nature of the business or purposes to be conducted or promoted by the Company is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law (the “DGCL”). The Company is being incorporated in connection with the domestication of Armada Acquisition Corp. II, a Cayman Islands exempted company (“Armada Cayman”), as a Delaware corporation (the “Domestication”). This Certificate of Incorporation is being filed simultaneously with the Certificate of Corporate Domestication of Armada Cayman (the “Certificate of Domestication”).

ARTICLE IV

Section 1. The Company is authorized to issue one class of stock, to be designated, Common Stock (the “Common Stock”). The total number of shares of Common Stock that the Company shall have authority to issue is 220,000,000 shares, of which 200,000,000 shares are hereby designated as a series of Common Stock denominated “Class A Common Stock”, $0.0001 par value per share (the “Class A Common Stock”), and of which 20,000,000 shares are hereby designated as a series of Common Stock denominated “Class B Common Stock”, $0.0001 par value per share (the “Class B Common Stock”).

Section 2. Each share of Common Stock outstanding as of the applicable record date shall entitle the holder thereof to one (1) vote on any matter submitted to a vote at a meeting of stockholders (and written actions in lieu of meetings), except that prior to the closing of a Business Combination (as defined below) the holders of Class A Common Stock shall not be entitled to vote on the election or removal of any director of the Company.

Section 3. The number of authorized shares of Common Stock or, for the avoidance of doubt, any series thereof may be increased or decreased (but not below (i) the number of shares of Common Stock or, in the case of a series of Common Stock, such series, then outstanding plus (ii) with respect to Class A Common Stock, the number of shares reserved for issuance pursuant to Section 3 of ARTICLE V) by the affirmative vote of the holders of a majority of the voting power of all the then-outstanding shares of capital stock of the Company entitled to vote thereon, irrespective of the provisions of Section 242(b)(2) of the DGCL; provided, for the avoidance of doubt, that the foregoing shall not limit the application of Section 242(d)(2) of the DGCL or any successor provision to the Company.

ARTICLE V

Section 1. The number of directors that constitutes the entire Board of Directors shall be fixed only by resolution of the Board of Directors acting pursuant to a resolution adopted by a majority of the Whole Board. For the purposes of this Certificate of Incorporation, the term “Whole Board” shall mean all of the directors then serving on the Board of Directors. At each annual meeting of stockholders, directors of the Company shall be elected to hold office until the expiration of the term for which they are elected and until their successors have been duly elected and qualified or until their earlier resignation or removal. If any such meeting shall not be so held, such election shall take place at a stockholders’ meeting called and held in accordance with the DGCL.

Section 2. The directors of the Company shall be divided into three classes as nearly equal in size as is practicable, designated Class I, Class II and Class III. Directors shall be assigned to each class at the time such classification becomes effective in accordance with the Company’s Plan of Domestication adopted in connection with the Domestication. At the first annual meeting of stockholders following the filing of this Certificate of Incorporation, the term of office of the Class I directors shall expire and Class I directors shall be elected for a full term of three years. At the second annual meeting of stockholders following the filing of this Certificate of Incorporation, the term of office of the Class II directors shall expire and Class II directors shall be elected for a full term of three years. At the third annual meeting of stockholders following the filing of this Certificate of Incorporation, the term of office of the Class III directors shall expire and Class III directors shall be elected for a full term of three years. At each succeeding annual meeting of stockholders, directors shall be elected for a full term of three years to succeed the directors of the class whose terms expire at such annual meeting. If the number of directors is changed, any newly created directorships or decrease in directorships shall be so apportioned among the classes as to make all classes as nearly equal in number as is practicable. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

Section 3. Immediately prior to the SPAC Merger Effective Time (as such term is defined in the Business Combination Agreement, dated as of [ ], 2025, by and among the Company, Evernorth Holdings Inc., a Nevada corporation (“Pubco”), Pathfinder Digital Assets LLC, a Delaware limited liability company, Evernorth Corporate Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Pubco, Evernorth Company Merger Sub LLC, a Delaware limited liability company and wholly owned subsidiary of Pubco, and Ripple Labs Inc., a Delaware corporation (the “Business Combination Agreement”), each one (1) outstanding share of Class B Common Stock shall automatically be converted into one (1) outstanding share of Class A Common Stock, and all outstanding shares of Class B Common Stock shall cease to be outstanding and shall automatically be cancelled and cease to exist. The Company will at all times reserve and keep available out of its authorized but unissued shares of Class A Common Stock, solely for the purpose of effecting the conversion of the shares of the Class B Common Stock, such number of its shares of Class A Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Class B Common Stock; and if at any time the number of authorized but unissued shares of Class A Common Stock will not be sufficient to effect the conversion of all then-outstanding shares of Class B Common Stock, the Company will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Class A Common Stock to such number of shares as will be sufficient for such purpose.

ARTICLE VI

Section 1. For so long as the Board of Directors is classified, any director or the entire Board of Directors may be removed from office at any time, but only for cause, and only by the affirmative vote of the holders of at least a majority of the voting power of the issued and outstanding capital stock of the Company entitled to vote in the election of directors, voting as a single class.

Section 2. Newly created directorships resulting from any increase in the number of directors, created in accordance with the Bylaws of the Company, and any vacancies on the Board of Directors resulting from death, resignation, disqualification, removal or other cause shall be filled only by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the Board of Directors, or by a sole remaining director, and not by the stockholders. A person so elected by the Board of Directors to fill a vacancy or newly created directorship shall hold office until the next election of the class for which such director shall have been chosen and until his or her successor shall have been duly elected and qualified, or until such director’s earlier death, resignation or removal.

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ARTICLE VII

Section 1. The Company is to have perpetual existence.

Section 2. The business and affairs of the Company shall be managed by or under the direction of the Board of Directors. In addition to the powers and authority expressly conferred upon them by statute or by this Certificate of Incorporation or the Bylaws of the Company, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Company.

Section 3. In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to adopt, alter, amend or repeal the Bylaws of the Company. The affirmative vote of at least a majority of the Whole Board shall be required in order for the Board of Directors to adopt, amend, alter or repeal the Company’s Bylaws. The Company’s Bylaws may also be adopted, amended, altered or repealed by the stockholders of the Company in accordance with the provisions of the Bylaws relating to amendments to the Bylaws. No Bylaw hereafter legally adopted, amended, altered or repealed shall invalidate any prior act of the directors or officers of the Company that would have been valid if such Bylaw had not been adopted, amended, altered or repealed.

Section 4. The election of directors need not be by written ballot unless the Bylaws of the Company shall so provide.

Section 5. No stockholder will be permitted to cumulate votes at any election of directors.

ARTICLE VIII

Section 1. Special meetings of stockholders of the Company may be called only by the Chairperson of the Board of Directors, the Chief Executive Officer, the President or the Board of Directors acting pursuant to a resolution adopted by a majority of the Whole Board. Notwithstanding the foregoing, a special meeting may not be called by any other person or persons and any power of stockholders to call a special meeting of stockholders is specifically denied. Only such business shall be considered at a special meeting of stockholders as shall have been stated in the notice for such meeting. Any such special meeting so called may be postponed, rescheduled or cancelled by the Board of Directors acting pursuant to a resolution adopted by a majority of the Whole Board.

Section 2. Advance notice of stockholder nominations for the election of directors and of business to be brought by stockholders before any meeting of the stockholders of the Company shall be given in the manner and to the extent provided in the Bylaws of the Company.

ARTICLE IX

Section 1. To the fullest extent permitted by the DGCL as the same exists or as may hereafter be amended from time to time, a director or officer of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director or officer. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors or officers, then the liability of a director or officer of the Company shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

Section 2. Neither any amendment, elimination nor repeal of any Section of this ARTICLE IX, nor the adoption of any provision of this Certificate of Incorporation or the Bylaws of the Company inconsistent with this ARTICLE IX, shall eliminate or reduce the effect of this ARTICLE IX in respect of any matter occurring, or any Proceeding accruing or arising or that, but for this ARTICLE IX, would accrue or arise, prior to such amendment, elimination, repeal or adoption of an inconsistent provision.

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ARTICLE X

Meetings of stockholders may be held within or outside of the State of Delaware, as the Bylaws of the Company may provide. The books of the Company may be kept (subject to any provision of applicable law) outside of the State of Delaware at such place or places or in such manner or manners as may be designated from time to time by the Board of Directors or in the Bylaws of the Company.

ARTICLE XI

Section 1. The Company reserves the right to amend or repeal any provision contained in this Certificate of Incorporation in the manner prescribed by the laws of the State of Delaware and all rights conferred upon stockholders are granted subject to this reservation. Notwithstanding any other provision of this Certificate of Incorporation or any provision of law that might otherwise permit a lesser vote, but in addition to the vote of any holders of any class or series of the stock of the Company required by law or by this Certificate of Incorporation, the Board of Directors acting pursuant to a resolution adopted by a majority of the Whole Board and the affirmative vote of 66 2/3% of the voting power of the then outstanding voting securities of the Company entitled to vote thereon, voting together as a single class, shall be required for the amendment, repeal or modification of the provisions of Section 3 of ARTICLE IV, ARTICLE V, ARTICLE VI, ARTICLE VII, ARTICLE VIII, this ARTICLE XI or ARTICLE XII of this Certificate of Incorporation.

Section 2. If any provision or provisions of this Certificate of Incorporation shall be held to be invalid, illegal or unenforceable as applied to any circumstance for any reason whatsoever: (i) the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Certificate of Incorporation (including, each portion of any sentence of this Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby and (ii) to the fullest extent possible and without limiting any other provisions of this Certificate of Incorporation (or any other provision of the Bylaws of the Company or any agreement entered into by the Company), the provisions of this Certificate of Incorporation (including, each such portion of any paragraph of this Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to permit the Company to protect its directors, officers, employees and agents from personal liability in respect of their good faith service to, or for the benefit of, the Company to the fullest extent permitted by law.

Section 3. To the fullest extent permitted by law, each and every individual, corporation, company, partnership, limited liability company, unincorporated association or other entity or organization (each, a “Person”) purchasing or otherwise acquiring any interest (of any nature whatsoever) in any shares of the capital stock of the Company shall be deemed, by reason of and from and after the time of such purchase or other acquisition, to have notice of and to have consented to all of the provisions of (a) this Certificate of Incorporation, (b) the Bylaws of the Company and (c) any amendment to this Certificate of Incorporation or the Bylaws of the Company enacted or adopted in accordance with this Certificate of Incorporation, the Bylaws of the Company and applicable law.

ARTICLE XII

Section 1. In recognition and anticipation that (i) certain directors, managers, principals, officers, employees and/or other representatives of Principal Stockholders and their Affiliates may serve as directors, officers or agents of the Company, (ii) the Principal Stockholders and their Affiliates may now engage and may continue to engage in the same or similar activities or related lines of business as those in which the Company, directly or indirectly, may engage and/or other business activities that overlap with or compete with those in which the Company, directly or indirectly, may engage, and (iii) members of the Board of Directors who are not employees

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of the Company or a majority owned subsidiary thereof (“Non-Employee Directors”) and their respective Affiliates may now engage and may continue to engage in the same or similar activities or related lines of business as those in which the Company, directly or indirectly, may engage and/or other business activities that overlap with or compete with those in which the Company, directly or indirectly, may engage, the provisions of this ARTICLE XII are set forth to regulate and define the conduct of certain affairs of the Company with respect to certain classes or categories of business opportunities as they may involve any of the Principal Stockholders, the Non-Employee Directors or their respective Affiliates and the powers, rights, duties and liabilities of the Company and its directors, officers and stockholders in connection therewith.

Section 2. To the fullest extent permitted by law, none of (i) the Principal Stockholders or any of their Affiliates or (ii) any Non-Employee Director (including any Non-Employee Director who serves as an officer of the Company in both such director’s director and officer capacities) or such Non-Employee Director’s Affiliates (the Persons identified in (i) and (ii) above being referred to, collectively, as “Identified Persons” and, individually, as an “Identified Person”) shall have any duty to refrain from directly or indirectly: (1) engaging in the same or similar business activities or lines of business in which the Company or any of its Affiliates now engages or proposes to engage; or (2) otherwise competing with the Company or any of its Affiliates. To the fullest extent permitted by law, no Identified Person shall be liable to the Company or its stockholders or to any Affiliate of the Company for breach of any fiduciary duty solely by reason of the fact that such Identified Person engages in any such activities. To the fullest extent permitted by law, the Company renounces any interest or expectancy in, or right to be offered an opportunity to participate in, any business opportunity which may be a corporate opportunity for an Identified Person and the Company or any of its Affiliates, except as provided in Section 3 of ARTICLE XII. Subject to Section 3 of ARTICLE XII. In addition and to the fullest extent permitted by law, in the event that any Identified Person acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for such Identified Person and the Company or any of its Affiliates, such Identified Person shall have no duty to communicate or offer such transaction or other business opportunity to the Company or any of its Affiliates and shall not be liable to the Company or its stockholders or to any Affiliate of the Company for breach of any fiduciary duty as a stockholder, director or officer of the Company solely by reason of the fact that such Identified Person pursues or acquires such corporate opportunity for such Identified Person, offers or directs such corporate opportunity to another Person, or does not communicate information regarding such corporate opportunity to the Company or any Affiliate of the Company.

Section 3. The Company does not renounce its interest in any corporate opportunity offered to any Non-Employee Director (including any Non-Employee Director who serves as an officer of the Company in both his or her director and officer capacities) if such opportunity is expressly offered to such Person solely in his or her capacity as a director or officer of the Company, and the provisions of Section 2 of ARTICLE XII shall not apply to any such corporate opportunity.

Section 4. In addition to and notwithstanding the foregoing provisions of this ARTICLE XII, a corporate opportunity shall not be deemed to be a potential corporate opportunity for the Company if it is a business opportunity that: (i) the Company is neither financially or legally able, nor contractually permitted, to undertake; (ii) from its nature, is not in the line of the Company’s business or is of no practical advantage to the Company; or (iii) is one in which the Company has no interest or reasonable expectancy.

Section 5. Solely for purposes of this ARTICLE XII, “Affiliate” shall mean in respect of any Principal Stockholder, any Person that, directly or indirectly, is controlled by such Principal Stockholder, controls such Principal Stockholder or is under common control with such Principal Stockholder. “Principal Stockholders” means investment funds affiliated with or advised by Arrington XRP Capital Fund, LP or any of its subsidiaries and their respective successors. Solely for the purposes of this ARTICLE XII, Affiliate shall include: (a) any principal, member, director, manager, partner, stockholder, officer, employee or other representative of any of the foregoing (other than the Company and any entity that is controlled by the Company); and (b) any funds or vehicles advised by Affiliates of such Principal Stockholder. Solely for purposes of this ARTICLE XII, (x) in respect of a Non-Employee Director, the term “Affiliate” shall include any Person that, directly or indirectly, is

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controlled by such Non-Employee Director (other than the Company and any entity that is controlled by the Company); and (y) in respect of the Company, the term “Affiliate” shall include any Person that, directly or indirectly, is controlled by the Company.

Section 6. To the fullest extent permitted by law, any Person purchasing or otherwise acquiring or holding any interest in any shares of capital stock of the Company shall be deemed to have notice of and to have consented to the provisions of this ARTICLE XII.

ARTICLE XIII

Section 1. Certain shareholders of Armada Cayman exercised redemption rights with respect to their Class A ordinary shares of a par value of USD$0.0001 each (the “Class A Shares”) of Armada Cayman (“Redemption Rights”) pursuant to the amended and restated memorandum and articles of association of Armada Cayman in, each case, as in effect immediately prior to the filing and effectiveness of the Certificate of Domestication and this Certificate of Incorporation (the “Cayman Charter”). At the SPAC Merger Effective Time, each issued and outstanding share of Class A Common Stock in respect of which the holder of the Class A Share of Armada Cayman from which such share of Class A Common Stock was converted in connection with the Domestication has validly exercised Redemption Rights (and not waived, withdrawn or otherwise lost the right), shall automatically be redeemed and shall be canceled and shall cease to exist and shall thereafter represent only the right to receive a pro rata share of the aggregate amount payable with respect to all redemptions of the shares of Class A Common Stock issued upon conversion of Class A Shares in connection with the Domestication pursuant to which Redemption Rights were validly exercised (and not waived, withdrawn or otherwise lost such rights) in accordance with the Cayman Charter.

Section 2. In the event that the SPAC Merger Effective Time or another Business Combination does not occur prior to or on the date that is 18 months after May 22, 2025, or such earlier date as the Board of Directors may approve or such later date as the stockholders of the Company may approve, the Company shall (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than ten (10) business days after ceasing such operations, subject to lawfully available funds, redeem the Class A Common Stock, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account (as defined in the Business Combination Agreement), including interest earned on the Trust Account (which interest shall be net of taxes payable and up to US$100,000 of interest to pay dissolution expenses), divided by the number of Class A Common Stock then in issue, which redemption will completely extinguish the rights of the holders of Class A Common Stock as stockholders (including the right to receive further liquidation distributions, if any) subject to applicable law; and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining stockholders and the Board of Directors, liquidate and dissolve, subject in each case to the Company’s obligations under Delaware law to provide for claims of creditors and in all cases subject to the other requirements of applicable law.

“Business Combination” means a merger, share exchange, asset acquisition, share purchase, recapitalisation, reorganisation or similar business combination involving the Company, with one or more businesses (the target business), which Business Combination: (a) as long as the securities of the Company are listed on any United States national securities exchange, must occur with one or more target businesses that together have an aggregate fair market value of at least eighty per cent (80%) of the net assets held in the Trust Account (excluding any deferred underwriting commissions and taxes payable on the interest earned on the Trust Account) at the time of the signing of the definitive agreement to enter into such Business Combination; and (b) must not be solely effectuated with another blank cheque company.

Section 3. Except in connection with the conversion of Class B Common Stock into Class A Common Stock as set forth herein, prior to the SPAC Merger Effective Time, the Company shall not issue additional shares of Common Stock or any other securities that would entitle the holders thereof to receive funds from the Trust Account.

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ARTICLE XIV

The name and mailing address of the incorporator of the Company are as follows:

[NAME]

[ADDRESS]

***

This Certificate of Incorporation shall become effective as of 12:01 a.m. (Eastern Time) on [●] day of [●], 2025.

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IN WITNESS WHEREOF, this Certificate of Incorporation has been executed by the incorporator of [____________] on this ____ day of _________ 2025.

By:	/s/ [insert name]
[insert name]
Incorporator

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Exhibit B

Bylaws

[see attached]

BYLAWS OF

[____________]

(initially adopted on [bylaw adoption date])

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ARTICLE VI - STOCK		33

6.1	STOCK CERTIFICATES; PARTLY PAID SHARES	33
6.2	SPECIAL DESIGNATION ON CERTIFICATES	33
6.3	LOST CERTIFICATES	34
6.4	DIVIDENDS	34
6.5	TRANSFER OF STOCK	34
6.6	STOCK TRANSFER AGREEMENTS	34
6.7	REGISTERED STOCKHOLDERS	34

ARTICLE VII - MANNER OF GIVING NOTICE AND WAIVER		35

7.1	NOTICE OF STOCKHOLDERS’ MEETINGS	35
7.2	NOTICE TO STOCKHOLDERS SHARING AN ADDRESS	35
7.3	NOTICE TO PERSON WITH WHOM COMMUNICATION IS UNLAWFUL	35
7.4	WAIVER OF NOTICE	35

ARTICLE VIII- INDEMNIFICATION		35

8.1	INDEMNIFICATION OF DIRECTORS AND OFFICERS IN THIRD PARTY PROCEEDINGS	35
8.2	INDEMNIFICATION OF DIRECTORS AND OFFICERS IN ACTIONS BY OR IN THE RIGHT OF THE COMPANY	36
8.3	SUCCESSFUL DEFENSE	36
8.4	INDEMNIFICATION OF OTHERS	36
8.5	ADVANCED PAYMENT OF EXPENSES	36
8.6	LIMITATION ON INDEMNIFICATION	37
8.7	DETERMINATION; CLAIM	38
8.8	NON-EXCLUSIVITY OF RIGHTS	38
8.9	INSURANCE	38
8.10	SURVIVAL	38
8.11	EFFECT OF REPEAL OR MODIFICATION	38
8.12	CERTAIN DEFINITIONS	38

ARTICLE IX - GENERAL MATTERS		39

9.1	EXECUTION OF CORPORATE CONTRACTS AND INSTRUMENTS	39
9.2	FISCAL YEAR	39
9.3	SEAL	39
9.4	CONSTRUCTION; DEFINITIONS	39
9.5	FORUM SELECTION	39

ARTICLE X - AMENDMENTS		40

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BYLAWS OF [____________]

ARTICLE I - CORPORATE OFFICES

1.1 REGISTERED OFFICE

The registered office of [____________] (the “Company”) shall be fixed in the Company’s certificate of incorporation, as the same may be amended from time to time (the “certificate of incorporation”).

1.2 OTHER OFFICES

The Company may at any time establish other offices.

ARTICLE II - MEETINGS OF STOCKHOLDERS

2.1 PLACE OF MEETINGS

Meetings of stockholders shall be held at a place, if any, within or outside the State of Delaware, determined by the board of directors of the Company (the “Board of Directors”). In its sole discretion, the Board of Directors may determine that a meeting of stockholders shall not be held at any place, but may instead be held solely by means of remote communication as authorized by Section 211(a)(2) of the Delaware General Corporation Law or any successor legislation (the “DGCL”). In the absence of any such designation or determination, stockholders’ meetings shall be held at the Company’s principal executive office.

2.2 ANNUAL MEETING

The annual meeting of stockholders shall be held each year. The Board of Directors shall designate the date and time of the annual meeting. At the annual meeting, directors shall be elected and any other proper business, brought in accordance with Section 2.4 of these bylaws, may be transacted. The Board of Directors acting pursuant to a resolution adopted by a majority of the Whole Board may cancel, postpone or reschedule any previously scheduled annual meeting at any time, before or after the notice for such meeting has been sent to the stockholders. For the purposes of these bylaws, the term “Whole Board” shall mean all of the directors then serving on the Board of Directors.

2.3 SPECIAL MEETING

(a) A special meeting of the stockholders, other than as required by statute, may be called at any time by: (i) the Board of Directors acting pursuant to a resolution adopted by a majority of the Whole Board; (ii) the chairperson of the Board of Directors; (iii) the chief executive officer; or (iv) the president. A special meeting of stockholders may not be called by any stockholder or any other person or persons and any power of stockholders to call a special meeting of stockholders is specifically denied. Acting pursuant to a resolution adopted by a majority of the Whole Board, the Board of Directors may cancel, postpone or reschedule any previously scheduled special meeting at any time, before or after the notice for such meeting has been sent to the stockholders.

(b) The notice of a special meeting shall include the purpose for which the meeting is called. Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting by or at the direction of a majority of the Whole Board, the chairperson of the Board of Directors, the chief executive officer or the president. Nothing contained in this Section 2.3(b) shall be construed as limiting, fixing or affecting the time when a meeting of stockholders called by action of the Board of Directors may be held.

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2.4 ADVANCE NOTICE PROCEDURES

(a) Annual Meetings of Stockholders.

(i) Nominations of persons for election to the Board of Directors or the proposal of other business to be transacted by the stockholders at an annual meeting of stockholders may be made only: (1) pursuant to the Company’s notice of meeting (or any supplement thereto); (2) by or at the direction of the Board of Directors, or any committee thereof that has been formally delegated authority to nominate such persons or propose such business pursuant to a resolution adopted by a majority of the Whole Board; or (3) by any stockholder of the Company who (A) is a stockholder of record at the time of giving of the notice contemplated by Section 2.4(a)(ii); (B) is a stockholder of record on the record date for the determination of stockholders entitled to notice of the annual meeting; (C) is a stockholder of record on the record date for the determination of stockholders entitled to vote at the annual meeting; (D) is a stockholder of record at the time of the annual meeting; and (E) complies with the procedures set forth in this Section 2.4(a).

(ii) For nominations or other business to be properly brought before an annual meeting of stockholders by a stockholder pursuant to clause (3) of Section 2.4(a)(i), the stockholder must have given timely notice in writing to the secretary of the Company (the “Secretary”). Any such nomination or proposed business must constitute a proper matter for stockholder action. To be timely, a stockholder’s notice must be received by the Secretary at the principal executive offices of the Company no earlier than 8:00 a.m., Pacific time, on the 120th day and no later than 5:00 p.m., Pacific time, on the 90th day prior to the day of the first anniversary of the preceding year’s annual meeting of stockholders. For purposes of the Company’s first annual meeting after the closing of the transactions contemplated by the Business Combination Agreement, dated as of [ ], 2025, by and among the Company, Evernorth Holdings Inc., a Nevada corporation (“Pubco”), Pathfinder Digital Assets LLC, a Delaware limited liability company, Evernorth Corporate Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Pubco, Evernorth Company Merger Sub LLC, a Delaware limited liability company and wholly owned subsidiary of Pubco, and Ripple Labs Inc., a Delaware corporation (such transactions, the “Business Combination Transactions”), the first anniversary date shall be deemed to be [________]) as specified in the Company’s notice of such annual meeting (without regard to any adjournment, rescheduling, postponement or other delay of such annual meeting occurring after such notice was first sent). However, other than in connection with the Company’s first annual meeting after the closing of the Business Combination Transactions, if no annual meeting of stockholders was held in the preceding year, or if the date of the annual meeting for the current year has been changed by more than 25 days from the first anniversary of the preceding year’s annual meeting, then, to be timely, such notice must be received by the Secretary at the principal executive offices of the Company no earlier than 8:00 a.m., Pacific time, on the 120th day prior to the day of the annual meeting and no later than 5:00 p.m., Pacific time, on the later of the 90th day prior to the day of the annual meeting. In the event the first public announcement of the date of such annual meeting is less than 100 days prior to the date of such annual meeting, then the Secretary must receive such notice no later than the 10th day following the day on which public announcement of the date of the annual meeting was first made by the Company, or such notice will not be considered timely. In no event will the adjournment, rescheduling, postponement or other delay of any annual meeting, or any announcement thereof, commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above. In no event may a stockholder provide notice with respect to a greater number of director candidates than there are director seats subject to election by stockholders at the annual meeting. If the number of directors to be elected to the Board of Directors at the annual meeting is increased and there is no public announcement naming all of the nominees for director or specifying the size of the increased Board of Directors at least 10 days before the last day that a stockholder may deliver a notice of nomination pursuant to the foregoing provisions, then a stockholder’s notice required by this Section 2.4(a)(ii) will also be considered timely, but only with respect to any nominees for any new positions created by such increase, if it is received by the Secretary at the principal executive offices of the Company no later than 5:00 p.m., Pacific time, on the 10th day following the day on which such public announcement is first made. “Public announcement” means disclosure in a press release reported by a national news service or in a document publicly filed by the Company with the Securities and Exchange Commission (the

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“SEC”) pursuant to Section 13, Section 14 or Section 15(d) of the Securities Exchange Act of 1934 (as amended and inclusive of rules and regulations thereunder, the “1934 Act”) or by such other means as is reasonably designed to inform the public or stockholders of the Company in general of such information, including, without limitation, posting on the Company’s investor relations website.

(iii) A stockholder’s notice to the Secretary must set forth:

(1) as to each person whom the stockholder proposes to nominate for election as a director:

(A) such person’s name, age, business address, residence address and principal occupation or employment;

(B) the class or series and number of shares of the Company that are held of record or are beneficially owned by such person and any (i) Derivative Instruments (as defined below) held or beneficially owned by such person, including the full notional amount of any securities that, directly or indirectly, underlie any Derivative Instrument; and (ii) other agreement, arrangement or understanding that has been made the effect or intent of which is to create or mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of such person with respect to the Company’s securities;

(C) all information relating to such person that is required to be disclosed in connection with solicitations of proxies for the contested election of directors, or is otherwise required, in each case pursuant to Section 14 of the 1934 Act;

(D) such person’s written consent (x) to being named as a nominee of such stockholder, (y) to being named in the Company’s form of proxy pursuant to Rule 14a-19 under the 1934 Act (“Rule 14a-19”) and (z) to serving as a director of the Company if elected;

(E) any direct or indirect compensatory, payment, indemnification or other financial agreement, arrangement or understanding that such person has, or has had within the past three years, with any person or entity other than the Company (including, without limitation, the amount of any payment or payments received or receivable thereunder), in each case in connection with candidacy or service as a director of the Company (such agreement, arrangement or understanding, a “Third-Party Compensation Arrangement”); and

(F) a description of any other material relationships between such person and such person’s respective affiliates and associates, or others with whom such person is acting in concert, on the one hand, and such stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination is made, and their respective affiliates and associates, or others acting in concert with them, on the other hand, including, without limitation, all information that would be required to be disclosed pursuant to Item 404 under Regulation S-K if such stockholder, beneficial owner, affiliate or associate were the “registrant” for purposes of such rule and such person were a director or executive officer of such registrant;

(2) as to any other business that the stockholder proposes to bring before the annual meeting:

(A) a brief description of the business desired to be brought before the annual meeting;

(B) the text of the proposal or business (including the text of any resolutions proposed for consideration and, if applicable, the text of any proposed amendment to these bylaws);

(C) the reasons for conducting such business at the annual meeting;

(D) any material interest in such business of such stockholder giving the notice and the beneficial owner, if any, on whose behalf the proposal is made, and their respective affiliates and associates, or others acting in concert with them; and

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(E) all agreements, arrangements and understandings between such stockholder, the beneficial owner, if any, on whose behalf the proposal is made, and their respective affiliates or associates or others acting in concert with them in connection with the proposal of such business by such stockholder; and

(3) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made:

(A) the name and address of such stockholder (as they appear on the Company’s books), of such beneficial owner, and of their respective affiliates or associates or others acting in concert with them;

(B) for each class or series, the number of shares of stock of the Company that are, directly or indirectly, held of record or are beneficially owned by such stockholder, such beneficial owner or their respective affiliates or associates or others acting in concert with them;

(C) any agreement, arrangement or understanding between such stockholder, such beneficial owner or their respective affiliates or associates or others acting in concert with them in connection with the proposal of such nomination or other business;

(D) any (i) agreement, arrangement or understanding (including, without limitation and regardless of the form of settlement, any derivative, long or short positions, profit interests, forwards, futures, swaps, options, warrants, convertible securities, stock appreciation or similar rights, hedging transactions and borrowed or loaned shares) that has been entered into by or on behalf of such stockholder, such beneficial owner or their respective affiliates or associates or others acting in concert with them with respect to the Company’s securities (any of the foregoing, a “Derivative Instrument”) including the full notional amount of any securities that, directly or indirectly, underlie any Derivative Instrument; and (ii) other agreement, arrangement or understanding that has been made the effect or intent of which is to create or mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of, such stockholder, such beneficial owner or their respective affiliates or associates or others acting in concert with them with respect to the Company’s securities;

(E) any proxy, contract, arrangement, understanding or relationship pursuant to which such stockholder, such beneficial owner or their respective affiliates or associates or others acting in concert with them has a right to vote any shares of any security of the Company;

(F) any rights to dividends on the Company’s securities owned beneficially by such stockholder, such beneficial owner or their respective affiliates or associates or others acting in concert with them that are separated or separable from the underlying security;

(G) any proportionate interest in the Company’s securities or Derivative Instruments held, directly or indirectly, by a general or limited partnership in which such stockholder, such beneficial owner or their respective affiliates or associates or others acting in concert with them is a general partner or, directly or indirectly, beneficially owns an interest in a general partner of such general or limited partnership;

(H) any performance-related fees (other than an asset-based fee) that such stockholder, such beneficial owner or their respective affiliates or associates or others acting in concert with them is entitled to based on any increase or decrease in the value of the Company’s securities or Derivative Instruments, including, without limitation, any such interests held by members of the immediate family of such persons sharing the same household;

(I) any significant equity interests or any significant Derivative Instruments in any principal competitor (as defined below) of the Company that are held by such stockholder, such beneficial owner or their respective affiliates or associates or others acting in concert with them;

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(J) any direct or indirect interest of such stockholder, such beneficial owner or their respective affiliates or associates or others acting in concert with them in any contract with the Company, any affiliate of the Company or any principal competitor of the Company (in each case, including, without limitation, any employment agreement, collective bargaining agreement or consulting agreement);

(K) any material pending or threatened legal proceeding in which such stockholder, such beneficial owner or their respective affiliates or associates or others acting in concert with them is a party or material participant involving the Company or any of its officers, directors or affiliates;

(L) any material relationship between such stockholder, such beneficial owner or their respective affiliates or associates or others acting in concert with them, on the one hand, and the Company or any of its officers, directors or affiliates, on the other hand;

(M) a representation and undertaking that the stockholder is a holder of record of stock of the Company as of the date of submission of the stockholder’s notice and intends to appear in person or by proxy at the annual meeting to bring such nomination or other business before the annual meeting;

(N) a representation and undertaking as to whether such stockholder, such beneficial owner or their respective affiliates or associates or others acting in concert with them intends, or is part of a group that intends, to (x) deliver a proxy statement or form of proxy to holders of at least the percentage of the voting power of the Company’s then-outstanding stock required to approve or adopt the proposal or to elect each such nominee (which representation and undertaking must include a statement as to whether such stockholder, such beneficial owner or their respective affiliates or associates or others acting in concert with them intends to solicit the requisite percentage of the voting power of the Company’s stock under Rule 14a-19); or (y) otherwise solicit proxies from stockholders in support of such proposal or nomination;

(O) any other information relating to such stockholder, such beneficial owner or their respective affiliates or associates or others acting in concert with them, or director nominee or proposed business, that, in each case, would be required to be disclosed in a proxy statement or other filing required to be made in connection with the solicitation of proxies in support of such nominee (in a contested election of directors) or proposal pursuant to Section 14 of the 1934 Act; and

(P) such other information relating to any proposed item of business as the Company may reasonably require to determine whether such proposed item of business is a proper matter for stockholder action.

For purposes of this Section 2.4, “principal competitor” shall mean any entity that develops or provides products or services that compete with or are alternatives to the principal products developed or produced or services provided by the Company or its affiliates.

(iv) In addition to the requirements of this Section 2.4, to be timely, a stockholder’s notice (and any additional information submitted to the Company in connection therewith) must further be updated and supplemented (1) if necessary, so that the information provided or required to be provided in such notice is true and correct as of the record date(s) for determining the stockholders entitled to notice of, and to vote at, the annual meeting and as of the date that is 10 business days prior to the annual meeting or any adjournment, rescheduling, postponement or other delay thereof; and (2) to provide any additional information that the Company may reasonably request. Any such update and supplement or additional information (including, if requested pursuant to Section 2.4(a)(iii)(3)(P)) must be received by the Secretary at the principal executive offices of the Company (A) in the case of a request for additional information, promptly following a request therefor, which response must be received by the Secretary not later than such reasonable time as is specified in any such request from the Company; or (B) in the case of any other update or supplement of any information, not later than five business days after the record date(s) for the annual meeting (in the case of any update and supplement required to be made as of the record date(s)), and not later than eight business days prior to the date for the annual meeting or any adjournment, rescheduling, postponement or other delay thereof (in the case of any

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update or supplement required to be made as of 10 business days prior to the annual meeting or any adjournment, rescheduling, postponement or other delay thereof). No later than five business days prior to the annual meeting or any adjournment, rescheduling, postponement or other delay thereof, a stockholder nominating individuals for election as a director will provide the Company with reasonable evidence that such stockholder has met the requirements of Rule 14a-19. The failure to timely provide such update, supplement, evidence or additional information shall result in the nomination or proposal no longer being eligible for consideration at the annual meeting. If the stockholder fails to comply with the requirements of Rule 14a-19 (including because the stockholder fails to provide the Company with all information or notices required by Rule 14a-19), then the director nominees proposed by such stockholder shall be ineligible for election at the annual meeting and any votes or proxies in respect of such nomination shall be disregarded, notwithstanding that such proxies may have been received by the Company and counted for the purposes of determining quorum. For the avoidance of doubt, the obligation to update and supplement, or provide additional information or evidence, as set forth in these bylaws shall not limit the Company’s rights with respect to any deficiencies in any notice provided by a stockholder, extend any applicable deadlines pursuant to these bylaws or enable or be deemed to permit a stockholder who has previously submitted notice pursuant to these bylaws to amend or update any nomination or to submit any new nomination. No disclosure pursuant to these bylaws will be required with respect to the ordinary course business activities of any broker, dealer, commercial bank, trust company or other nominee who is the stockholder submitting a notice pursuant to this Section 2.4 solely because such broker, dealer, commercial bank, trust company or other nominee has been directed to prepare and submit the notice required by these bylaws on behalf of a beneficial owner.

(b) Special Meetings of Stockholders. Except to the extent required by the DGCL, and subject to Section 2.3(a), special meetings of stockholders may be called only in accordance with the certificate of incorporation and these bylaws. Only such business will be conducted at a special meeting of stockholders as has been brought before the special meeting pursuant to the Company’s notice of meeting. If the election of directors is included as business to be brought before a special meeting in the Company’s notice of meeting, then nominations of persons for election to the Board of Directors at such special meeting may be made by any stockholder who (i) is a stockholder of record at the time of giving of the notice contemplated by this Section 2.4(b); (ii) is a stockholder of record on the record date for the determination of stockholders entitled to notice of the special meeting; (iii) is a stockholder of record on the record date for the determination of stockholders entitled to vote at the special meeting; (iv) is a stockholder of record at the time of the special meeting; and (v) complies with the procedures set forth in this Section 2.4(b). In no event may a stockholder provide notice with respect to a greater number of director candidates than there are director seats subject to election by stockholders at the special meeting. For nominations to be properly brought by a stockholder before a special meeting pursuant to this Section 2.4(b), the stockholder’s notice must be received by the Secretary at the principal executive offices of the Company no earlier than 8:00 a.m., Pacific time, on the 120th day prior to the day of the special meeting and no later than 5:00 p.m., Pacific time, on the 10th day following the day on which public announcement of the date of the special meeting was first made. In no event will any adjournment, rescheduling, postponement or other delay of a special meeting or any announcement thereof commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above. A stockholder’s notice to the Secretary must comply with the applicable notice requirements of Section 2.4(a)(iii), with references therein to “annual meeting” deemed to mean “special meeting” for the purposes of this final sentence of this Section 2.4(b).

(c) Other Requirements and Procedures.

(i) To be eligible to be a nominee of any stockholder for election as a director of the Company, the proposed nominee must provide to the Secretary, in accordance with the applicable time periods prescribed for delivery of notice under Section 2.4(a)(ii) or Section 2.4(b):

(1) a signed and completed written questionnaire (in the form provided by the Secretary at the written request of the nominating stockholder, which form will be provided by the Secretary within 5

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business days of receiving such request) containing information regarding such nominee’s background and qualifications and such other information as may reasonably be required by the Company to determine the eligibility of such nominee to serve as a director of the Company or to serve as an independent director of the Company;

(2) a written representation and undertaking that, unless disclosed to the Company, such nominee is not, and will not become, a party to any voting agreement, arrangement, commitment, assurance or understanding with any person or entity as to how such nominee, if elected as a director, will vote on any issue;

(3) a written representation and undertaking that, unless disclosed to the Company, such nominee is not, and will not become, a party to any Third-Party Compensation Arrangement;

(4) a written representation and undertaking that, if elected as a director, such nominee would be in compliance, and will continue to comply, with the Company’s corporate governance, conflict of interest, confidentiality, stock ownership and trading guidelines, and other policies and guidelines applicable to directors and in effect during such person’s term in office as a director (and, if requested by any candidate for nomination, the Secretary will provide to such proposed nominee all such policies and guidelines then in effect); and

(5) a written representation and undertaking that such nominee, if elected, intends to serve a full term on the Board of Directors.

(ii) At the request of the Board of Directors, any person nominated by the Board of Directors for election as a director must furnish to the Secretary the information that is required to be set forth in a stockholder’s notice of nomination pertaining to such nominee.

(iii) No person will be eligible to be nominated by a stockholder for election as a director of the Company, or to be seated as a director of the Company, unless nominated and elected in accordance with the procedures set forth in this Section 2.4. No business proposed by a stockholder will be conducted at a stockholder meeting except in accordance with this Section 2.4.

(iv) The chairperson of the applicable meeting of stockholders will, if the facts warrant, determine and declare to the meeting that a nomination was not made in accordance with the procedures prescribed by these bylaws or that other proposed business was not properly brought before the meeting. If the chairperson of the meeting should so determine, then the chairperson of the meeting will so declare to the meeting and the defective nomination will be disregarded or such business will not be transacted, as the case may be.

(v) Notwithstanding anything to the contrary in this Section 2.4, unless otherwise required by law, if the stockholder (or a qualified representative of the stockholder) does not appear in person at the meeting to present a nomination or other proposed business, such nomination will be disregarded or such business will not be transacted, as the case may be, notwithstanding that proxies in respect of such nomination or business may have been received by the Company and counted for purposes of determining a quorum. For purposes of this Section 2.4, to be considered a qualified representative of the stockholder, a person must be a duly authorized officer, manager or partner of such stockholder or must be authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting, and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting.

(vi) Without limiting this Section 2.4, a stockholder must also comply with all applicable requirements of the 1934 Act with respect to the matters set forth in this Section 2.4, it being understood that (1) any references in these bylaws to the 1934 Act are not intended to, and will not, limit any requirements applicable to nominations or proposals as to any other business to be considered pursuant to this Section 2.4; and

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(2) compliance with clause (3) of Section 2.4(a)(i) and with Section 2.4(b) are the exclusive means for a stockholder to make nominations or submit other business (other than as provided in Section 2.4(c)(vii)).

(vii) Notwithstanding anything to the contrary in this Section 2.4, the notice requirements set forth in these bylaws with respect to the proposal of any business pursuant to this Section 2.4 will be deemed to be satisfied by a stockholder if (1) such stockholder has submitted a proposal to the Company in compliance with Rule 14a-8 under the 1934 Act; and (2) such stockholder’s proposal has been included in a proxy statement that has been prepared by the Company to solicit proxies for the meeting of stockholders. Subject to Rule 14a-8 and other applicable rules and regulations under the 1934 Act, nothing in these bylaws will be construed to permit any stockholder, or give any stockholder the right, to include or have disseminated or described in the Company’s proxy statement any nomination of a director or any other business proposal.

2.5 NOTICE OF STOCKHOLDERS’ MEETINGS

Whenever stockholders are required or permitted to take any action at a meeting, a notice of the meeting shall be given in accordance with Section 232 of the DGCL. Any such notice shall state: (i) the place, if any, date and hour of the meeting; (ii) the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting; (iii) the record date for determining the stockholders entitled to vote at the meeting, if such date is different from the record date for determining stockholders entitled to notice of the meeting; and (iv) in the case of a special meeting, the purpose or purposes for which the meeting is called. Except as otherwise provided in the DGCL, the certificate of incorporation or these bylaws, the notice of any meeting of stockholders shall be given not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting as of the record date for determining the stockholders entitled to notice of the meeting.

2.6 QUORUM

The holders of a majority of the voting power of the capital stock of the Company issued and outstanding and entitled to vote at a meeting of stockholders, present in person or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of the stockholders, unless otherwise required by law, the certificate of incorporation, these bylaws or the rules of any applicable stock exchange on which the Company’s securities are listed. Where a separate vote by a class or series or classes or series is required, a majority of the voting power of the outstanding shares of such class or series or classes or series, present in person or represented by proxy, shall constitute a quorum entitled to take action with respect to that vote on that matter, except as otherwise required by law, the certificate of incorporation, these bylaws or the rules of any applicable stock exchange on which the Company’s securities are listed.

If, however, such quorum is not present or represented at any meeting of the stockholders, then either (a) the chairperson of the meeting, or (b) a majority of the voting power of the stockholders entitled to vote at the meeting, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present or represented. At such adjourned meeting at which a quorum is present or represented, any business may be transacted that might have been transacted at the original meeting.

2.7 ADJOURNED MEETING; NOTICE

Unless these bylaws otherwise require, when a meeting is adjourned to another time or place (including an adjournment taken to address a technical failure to convene or continue a meeting using remote communication), notice need not be given of the adjourned meeting if the time, place, if any, thereof, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting are: (i) announced at the meeting at which the adjournment is taken; (ii) displayed, during the time scheduled for the meeting, on the same electronic network used to enable

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stockholders and proxy holders to participate in the meeting by means of remote communication; or (iii) set forth in the notice of meeting given in accordance with Section 222(a) of the DGCL. At the adjourned meeting, the Company may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 30 days, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. If after the adjournment a new record date for stockholders entitled to vote is fixed for the adjourned meeting, the Board of Directors shall fix a new record date for notice of such adjourned meeting in accordance with Section 213(a) of the DGCL and Section 2.11 of these bylaws, and shall give notice of the adjourned meeting to each stockholder of record entitled to vote at such adjourned meeting as of the record date fixed for notice of such adjourned meeting.

2.8 CONDUCT OF BUSINESS

The chairperson of any meeting of stockholders shall determine the order of business and the procedure at the meeting, including such regulation of the manner of voting and the conduct of business and discussion as seem to the chairperson in order. The chairperson of any meeting of stockholders shall be designated by the Board of Directors. In the absence of such designation, the chairperson of the Board of Directors, if any, or the chief executive officer (in the absence of the chairperson of the Board of Directors) or the president (in the absence of the chairperson of the Board of Directors and the chief executive officer), or in their absence any other executive officer of the Company, shall serve as chairperson of the stockholder meeting. The chairperson of any meeting of stockholders shall have the power to adjourn the meeting to another place, if any, date or time, whether or not a quorum is present.

2.9 VOTING

The stockholders entitled to vote at any meeting of stockholders shall be determined in accordance with the provisions of Section 2.11 of these bylaws, subject to Section 217 (relating to voting rights of fiduciaries, pledgors and joint owners of stock) and Section 218 (relating to voting trusts and other voting agreements) of the DGCL.

Except as may be otherwise provided in the certificate of incorporation, each stockholder shall be entitled to one vote for each share of capital stock held by such stockholder as of the applicable record date that has voting power upon the matter in question. No holder of shares of capital stock shall have the right to cumulate votes.

Except as otherwise provided by law, the certificate of incorporation, these bylaws or the rules of any applicable stock exchange on which the Company’s securities are listed, in all matters other than the election of directors, the affirmative vote of a majority of the voting power of the shares cast affirmatively or negatively shall be the act of the stockholders. Broker non-votes and abstentions will be considered for purposes of establishing a quorum at the meeting but will not be considered as votes cast for or against a proposal. Except as otherwise required by law, the certificate of incorporation or these bylaws, directors shall be elected by a plurality of the voting power of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. Except as otherwise provided by law, the certificate of incorporation, these bylaws or the rules of any applicable stock exchange on which the Company’s securities are listed, where a separate vote by a class or series or classes or series is required, in all matters other than the election of directors, the affirmative vote of the majority of the voting power of the outstanding shares of such class or series or classes or series cast affirmatively or negatively at the meeting and entitled to vote on the subject matter shall be the act of such class or series or classes or series (it being understood that broker non-votes and abstentions will not be considered as votes cast for or against a proposal).

2.10 RECORD DATES

In order that the Company may determine the stockholders entitled to notice of any meeting of stockholders or any adjournment thereof, the Board of Directors may fix a record date. Any such record date shall not precede

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the date upon which the resolution fixing the record date is adopted by the Board of Directors and which record date shall not be more than 60 nor less than 10 days before the date of such meeting. If the Board of Directors so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board of Directors determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination.

If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of and to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given. If notice is waived, the record date shall be at the close of business on the day next preceding the day on which the meeting is held.

A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting. Notwithstanding the foregoing, the Board of Directors may fix a new record date for determination of stockholders entitled to vote at the adjourned meeting, and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote in accordance with the provisions of Section 213 of the DGCL and this Section 2.10 at the adjourned meeting.

In order that the Company may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix a record date. The record date for any such determination shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than 60 days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

2.11 PROXIES

Each stockholder entitled to vote at a meeting of stockholders, or such stockholder’s authorized officer, director, employee or agent, may authorize another person or persons to act for such stockholder by proxy authorized by a document or by a transmission permitted by law filed in accordance with the procedure established for the meeting. No such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. The authorization of a person to act as a proxy may be documented, signed and delivered in accordance with Section 116 of the DGCL. Any such authorization shall set forth, or be delivered with information enabling the Company to determine, the identity of the stockholder granting such authorization. The revocability of a proxy that states on its face that it is irrevocable shall be governed by the provisions of Section 212 of the DGCL.

2.12 LIST OF STOCKHOLDERS ENTITLED TO VOTE

No later than the tenth day before each meeting of stockholders, the Company shall prepare a complete list of the stockholders entitled to vote at the meeting. Notwithstanding the foregoing, if the record date for determining the stockholders entitled to vote is less than 10 days before the meeting date, the list shall reflect the stockholders entitled to vote as of the tenth day before the meeting date, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. The Company shall not be required to include electronic mail addresses or other electronic contact information on such list. Such list shall be open to the examination of any stockholder for any purpose germane to the meeting for a period of ten days ending on the day before the meeting date: (a) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting; or (b) during ordinary business hours, at the Company’s principal place of business. In the event that the Company determines to make the list available on an electronic network, the Company may take reasonable steps to ensure that such information is available only to stockholders of the Company.

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2.13 INSPECTORS OF ELECTION

Before any meeting of stockholders, the Company shall appoint an inspector or inspectors of election to act at the meeting or its adjournment. The Company may designate one or more persons as alternate inspectors to replace any inspector who fails to act.

Such inspectors shall:

(a) ascertain the number of shares outstanding and the voting power of each;

(b) determine the shares represented at the meeting and the validity of proxies and ballots;

(c) count all votes and ballots;

(d) determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspectors; and

(e) certify their determination of the number of shares represented at the meeting, and their count of all votes and ballots.

The inspectors of election shall perform their duties impartially, in good faith, to the best of their ability and as expeditiously as is practical. If there are multiple inspectors of election, the decision, act or certificate of a majority is effective in all respects as the decision, act or certificate of all. Any report or certificate made by the inspectors of election is prima facie evidence of the facts stated therein.

ARTICLE III - DIRECTORS

3.1 POWERS

The business and affairs of the Company shall be managed by or under the direction of the Board of Directors, except as may be otherwise provided in the DGCL or the certificate of incorporation.

3.2 NUMBER OF DIRECTORS

The Board of Directors shall consist of one or more members, each of whom shall be a natural person. Unless the certificate of incorporation fixes the number of directors, the number of directors shall be determined from time to time by resolution of a majority of the Whole Board. No reduction of the authorized number of directors shall have the effect of removing any director before that director’s term of office expires.

3.3 ELECTION, QUALIFICATION AND TERM OF OFFICE OF DIRECTORS

Except as provided in Section 3.4 of these bylaws, each director, including a director elected to fill a vacancy or newly created directorship, shall hold office until the expiration of the term for which elected and until such director’s successor is elected and qualified or until such director’s earlier death, resignation or removal. Directors need not be stockholders unless so required by the certificate of incorporation or these bylaws. The certificate of incorporation or these bylaws may prescribe other qualifications for directors.

If so provided in the certificate of incorporation, the directors of the Company shall be divided into three classes.

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3.4 RESIGNATION AND VACANCIES

Any director may resign at any time upon notice given in writing or by electronic transmission to the Company. A resignation is effective when the resignation is delivered unless the resignation specifies a later effective date or an effective date determined upon the happening of an event or events. Unless otherwise specified in the notice of resignation, acceptance of such resignation shall not be necessary to make it effective. A resignation which is conditioned upon the director failing to receive a specified vote for reelection as a director may provide that it is irrevocable. Unless otherwise provided in the certificate of incorporation or these bylaws, when one or more directors resign from the Board of Directors, effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective.

Unless otherwise provided in the certificate of incorporation or these bylaws, vacancies and newly created directorships resulting from any increase in the authorized number of directors elected by all of the stockholders having the right to vote as a single class may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director, and not by stockholders. If the directors are divided into classes, a person so chosen to fill a vacancy or newly created directorship shall hold office until the next election of the class for which such director shall have been chosen and until his or her successor shall have been duly elected and qualified, or until such director’s earlier death, resignation or removal.

3.5 PLACE OF MEETINGS; MEETINGS BY TELEPHONE

The Board of Directors may hold meetings, both regular and special, either within or outside the State of Delaware.

Unless otherwise restricted by the certificate of incorporation or these bylaws, members of the Board of Directors may participate in a meeting of the Board of Directors by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other. Such participation in a meeting shall constitute presence in person at the meeting.

3.6 REGULAR MEETINGS

Regular meetings of the Board of Directors may be held without notice at such time and at such place as shall from time to time be determined by the Board of Directors.

3.7 SPECIAL MEETINGS; NOTICE

Special meetings of the Board of Directors for any purpose or purposes may be called at any time by the chairperson of the Board of Directors, the chief executive officer, the president, or the Secretary or by a majority of the Whole Board; provided that the person(s) authorized to call a special meeting of the Board of Directors may authorize another person or persons to send notice of such meeting.

Notice of the time and place of special meetings shall be:

(a) delivered personally by hand, by courier or by telephone;

(b) sent by United States first-class mail, postage prepaid;

(c) sent by facsimile;

(d) sent by electronic mail; or

(e) otherwise given by electronic transmission (as defined in Section 232 of the DGCL),

directed to each director at that director’s address, telephone number, facsimile number, electronic mail address or other contact for notice by electronic transmission, as the case may be, as shown on the Company’s records.

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If the notice is (i) delivered personally by hand, by courier or by telephone, (ii) sent by facsimile, (iii) sent by electronic mail or (iv) otherwise given by electronic transmission, it shall be delivered, sent or otherwise given to each director, as applicable, at least 24 hours before the time of the holding of the meeting. If the notice is sent by United States mail, it shall be deposited in the United States mail at least four days before the time of the holding of the meeting. Any oral notice of the time and place of the meeting may be communicated to the director in lieu of written notice if such notice is communicated at least 24 hours before the time of the holding of the meeting. The notice need not specify the place of the meeting (if the meeting is to be held at the Company’s principal executive office) nor the purpose of the meeting, unless required by statute.

3.8 QUORUM; VOTING

At all meetings of the Board of Directors, a majority of the total authorized number of directors shall constitute a quorum for the transaction of business. If a quorum is not present at any meeting of the Board of Directors, then the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present.

The affirmative vote of a majority of the directors present at any meeting at which a quorum is present shall be the act of the Board of Directors, except as may be otherwise specifically provided by statute, the certificate of incorporation or these bylaws.

If the certificate of incorporation provides that one or more directors shall have more or less than one vote per director on any matter, except as may otherwise be expressly provided in these bylaws or in the certificate and denoted with the phrase “notwithstanding the final paragraph of Section 3.8 of the bylaws” or language to similar effect, every reference in these bylaws to a majority or other proportion of the directors shall refer to a majority or other proportion of the votes of the directors.

3.9 BOARD ACTION BY WRITTEN CONSENT WITHOUT A MEETING

Unless otherwise restricted by the certificate of incorporation or these bylaws, (i) any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting if all members of the Board of Directors or committee, as the case may be, consent thereto in writing or by electronic transmission and (ii) a consent may be documented, signed and delivered in any manner permitted by Section 116 of the DGCL. Any person (whether or not then a director) may provide, whether through instruction to an agent or otherwise, that a consent to action will be effective at a future time (including a time determined upon the happening of an event), no later than 60 days after such instruction is given or such provision is made and such consent shall be deemed to have been given for purposes of this Section 3.9 at such effective time so long as such person is then a director and did not revoke the consent prior to such time. Any such consent shall be revocable prior to its becoming effective. After an action is taken, the consent or consents relating thereto shall be filed with the minutes of the proceedings of the Board of Directors, or the committee thereof, in the same paper or electronic form as the minutes are maintained.

3.10 FEES AND COMPENSATION OF DIRECTORS

Unless otherwise restricted by the certificate of incorporation or these bylaws, the Board of Directors shall have the authority to fix the compensation of directors.

3.11 REMOVAL OF DIRECTORS

Any director or the entire Board of Directors may be removed from office by stockholders of the Company in the manner specified in the certificate of incorporation and applicable law. No reduction of the authorized number of directors shall have the effect of removing any director prior to the expiration of such director’s term of office.

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ARTICLE IV - COMMITTEES

4.1 COMMITTEES OF DIRECTORS

By resolution passed by a majority of the Whole Board, the Board of Directors may designate one or more committees, each committee to consist of one or more of the directors of the Company. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. To the extent provided in the resolution of the Board of Directors or in these bylaws, any such committee shall have and may: (i) exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Company; and (ii) authorize the seal of the Company to be affixed to all papers that may require it. No such committee shall have the power or authority, however, to (a) approve or adopt, or recommend to the stockholders, any action or matter (other than the election or removal of directors) expressly required by the DGCL to be submitted to stockholders for approval, or (b) adopt, amend or repeal any bylaw of the Company.

4.2 COMMITTEE MINUTES

Each committee and subcommittee shall keep regular minutes of its meetings.

4.3 MEETINGS AND ACTION OF COMMITTEES

Unless otherwise specified by the Board of Directors, meetings and actions of committees and subcommittees shall be governed by, and held and taken in accordance with, the provisions of:

(a) Section 3.5 (place of meetings and meetings by telephone);

(b) Section 3.6 (regular meetings);

(c) Section 3.7 (special meetings and notice);

(d) Section 3.8 (quorum; voting);

(e) Section 3.9 (action without a meeting); and

(f) Section 7.4 (waiver of notice)

with such changes in the context of those bylaws as are necessary to substitute the committee or subcommittee and its members for the Board of Directors and its members. However, (i) the time and place of regular meetings of committees or subcommittees may be determined either by resolution of the Board of Directors or by resolution of the committee or subcommittee; (ii) special meetings of committees or subcommittees may also be called by resolution of the Board of Directors or the committee or the subcommittee; and (iii) notice of special meetings of committees and subcommittees shall also be given to all alternate members who shall have the right to attend all meetings of the committee or subcommittee. The Board of Directors or a committee or subcommittee may also adopt other rules for the government of any committee or subcommittee.

Any provision in the certificate of incorporation providing that one or more directors shall have more or less than one vote per director on any matter shall apply to voting in any committee or subcommittee, unless otherwise provided in the certificate of incorporation or these bylaws.

4.4 SUBCOMMITTEES

Unless otherwise provided in the certificate of incorporation, these bylaws or the resolutions of the Board of Directors designating the committee, a committee may create one or more subcommittees, each subcommittee to

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consist of one or more members of the committee, and delegate to a subcommittee any or all of the powers and authority of the committee.

ARTICLE V - OFFICERS

5.1 OFFICERS

The officers of the Company shall be a president and a secretary. At the discretion of the Board of Directors, the Company may also have a chairperson of the Board of Directors, a vice chairperson of the Board of Directors, a chief executive officer, a chief financial officer or treasurer, one or more vice presidents, one or more assistant vice presidents, one or more assistant treasurers, one or more assistant secretaries and any such other officers as may be appointed in accordance with the provisions of these bylaws. Any number of offices may be held by the same person.

5.2 APPOINTMENT OF OFFICERS

The Board of Directors shall appoint the officers of the Company, except such officers as may be appointed in accordance with the provisions of Section 5.3 of these bylaws, subject to the rights, if any, of an officer under any contract of employment.

5.3 SUBORDINATE OFFICERS

The Board of Directors, or any duly authorized committee or subcommittee thereof, may appoint, or empower any officer to appoint, such other officers as the business of the Company may require. Each of such officers shall hold office for such period, have such authority, and perform such duties as are provided in these bylaws or as determined from time to time by the Board of Directors or, for the avoidance of doubt, any duly authorized committee or subcommittee thereof or by any officer who has been conferred such power of determination.

5.4 REMOVAL AND RESIGNATION OF OFFICERS

Subject to the rights, if any, of an officer under any contract of employment, any officer may be removed, either with or without cause, by the Board of Directors or, for the avoidance of doubt, any duly authorized committee or subcommittee thereof or by any officer who has been conferred such power of removal.

Any officer may resign at any time by giving notice, in writing or by electronic transmission, to the Company. Any resignation shall take effect at the date of the receipt of that notice or at any later time specified in that notice. Unless otherwise specified in the notice of resignation, the acceptance of the resignation shall not be necessary to make it effective. Any resignation is without prejudice to the rights, if any, of the Company under any contract to which the officer is a party.

5.5 VACANCIES IN OFFICES

Any vacancy occurring in any office of the Company shall be filled by the Board of Directors or as provided in Section 5.3.

5.6 REPRESENTATION OF SECURITIES OF OTHER ENTITIES

The chairperson of the Board of Directors, the chief executive officer, the president, any vice president, the treasurer, the secretary or assistant secretary of the Company or any other person authorized by the Board of Directors or the chief executive officer, the president or a vice president, is authorized to vote, represent and exercise on behalf of the Company all rights incident to any and all shares or other securities of, or interests in, or issued by, any other entity or entities, and all rights incident to any management authority conferred on the Company in accordance with the governing documents of any entity or entities, standing in the name of the

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Company, including the right to act by written consent. The authority granted herein may be exercised either by such person directly or by any other person authorized to do so by proxy or power of attorney duly executed by such person having the authority.

5.7 AUTHORITY AND DUTIES OF OFFICERS

Each officer of the Company shall have such authority and perform such duties in the management of the business of the Company as may be designated from time to time by the Board of Directors or, for the avoidance of doubt, any duly authorized committee or subcommittee thereof or by any officer who has been conferred such power of designation and, to the extent not so provided, as generally pertain to such office, subject to the control of the Board of Directors.

ARTICLE VI - STOCK

6.1 STOCK CERTIFICATES; PARTLY PAID SHARES

The shares of the Company shall be represented by certificates, provided that the Board of Directors may provide by resolution or resolutions that some or all of any or all classes or series of its stock shall uncertificated shares. Any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the Company. Unless otherwise provided by resolution of the Board of Directors, every holder of stock represented by certificates shall be entitled to have a certificate signed by, or in the name of, the Company by any two officers of the Company representing the number of shares registered in certificate form. Any or all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate has ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Company with the same effect as if such person were such officer, transfer agent or registrar at the date of issue. The Company shall not have power to issue a certificate in bearer form.

The Company may issue the whole or any part of its shares as partly paid and subject to call for the remainder of the consideration to be paid for such shares. Upon the face or back of each stock certificate issued to represent any such partly-paid shares, or upon the books and records of the Company in the case of uncertificated partly-paid shares, the total amount of the consideration to be paid for those shares and the amount paid to date for the shares shall be stated. Upon the declaration of any dividend on fully-paid shares, the Company shall declare a dividend upon partly-paid shares of the same class, but only upon the basis of the percentage of the consideration actually paid for those shares.

6.2 SPECIAL DESIGNATION ON CERTIFICATES

If the Company is authorized to issue more than one class of stock or more than one series of any class, then the powers, the designations, the preferences and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or back of the certificate that the Company shall issue to represent such class or series of stock. Notwithstanding the foregoing, except as otherwise provided in Section 202 of the DGCL, in lieu of the foregoing requirements, there may be set forth on the face or back of the certificate that the Company shall issue to represent such class or series of stock, a statement that the Company will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights. Within a reasonable time after the issuance or transfer of uncertificated stock, the registered owner thereof shall be given a notice, in writing or by electronic transmission, containing the information required to be set forth or stated on certificates pursuant to this Section 6.2 or Sections 151, 156, 202(a), 218(a) or 364 of the DGCL or with respect to this Section 6.2 a

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statement that the Company will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights. Except as otherwise expressly provided by law, the rights and obligations of the holders of uncertificated stock and the rights and obligations of the holders of certificates representing stock of the same class and series shall be identical.

6.3 LOST CERTIFICATES

Except as provided in this Section 6.3, no new certificates for shares shall be issued to replace a previously issued certificate unless the latter is surrendered to the Company and cancelled at the same time. The Company may issue a new certificate of stock or uncertificated shares in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed. As a condition to the issuance of any new certificates, the Company may require the owner of the lost, stolen or destroyed certificate, or such owner’s legal representative, to give the Company a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate or uncertificated shares.

6.4 DIVIDENDS

Subject to any restrictions contained in the certificate of incorporation or applicable law, the Board of Directors may declare and pay dividends upon the shares of the Company’s capital stock. Dividends may be paid in cash, in property, or in shares of the Company’s capital stock, subject to the provisions of the certificate of incorporation. The Board of Directors may set apart out of any of the funds of the Company available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve.

6.5 TRANSFER OF STOCK

Transfers of record of shares of stock of the Company shall be made only upon its books by the holders of those shares, in person or by an attorney duly authorized, and, subject to Section 6.3 and Section 6.8 of these bylaws, if such stock is certificated, upon the surrender of a certificate or certificates for a like number of shares, properly endorsed or accompanied by proper evidence of succession, assignation or authority to transfer.

6.6 STOCK TRANSFER AGREEMENTS

The Company shall have power to enter into and perform any agreement with any number of stockholders of any one or more classes or series of stock of the Company to restrict the transfer of shares of stock of the Company of any one or more classes or series owned by such stockholders in any manner not prohibited by the DGCL.

6.7 REGISTERED STOCKHOLDERS

The Company:

(a) shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends and notices and to vote as such owner; and

(b) shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of another person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Delaware.

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ARTICLE VII - MANNER OF GIVING NOTICE AND WAIVER

7.1 NOTICE OF STOCKHOLDERS’ MEETINGS

Notice of any meeting of stockholders shall be given in the manner set forth in the DGCL.

7.2 NOTICE TO STOCKHOLDERS SHARING AN ADDRESS

Except as otherwise prohibited under the DGCL, without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders given by the Company under the provisions of the DGCL, the certificate of incorporation or these bylaws shall be effective if given by a single written notice to stockholders who share an address if consented to by the stockholders at that address to whom such notice is given. Any such consent shall be revocable by the stockholder by written notice to the Company. Any stockholder who fails to object in writing to the Company, within 60 days of having been given written notice by the Company of its intention to send the single notice, shall be deemed to have consented to receiving such single written notice. This Section 7.2 shall not apply to Sections 164, 296, 311, 312 or 324 of the DGCL.

7.3 NOTICE TO PERSON WITH WHOM COMMUNICATION IS UNLAWFUL

Whenever notice is required to be given, under the DGCL, the certificate of incorporation or these bylaws, to any person with whom communication is unlawful, the giving of such notice to such person shall not be required and there shall be no duty to apply to any governmental authority or agency for a license or permit to give such notice to such person. Any action or meeting which shall be taken or held without notice to any such person with whom communication is unlawful shall have the same force and effect as if such notice had been duly given. In the event that the action taken by the Company is such as to require the filing of a certificate under the DGCL, the certificate shall state, if such is the fact and if notice is required, that notice was given to all persons entitled to receive notice except such persons with whom communication is unlawful.

7.4 WAIVER OF NOTICE

Whenever notice is required to be given under any provision of the DGCL, the certificate of incorporation or these bylaws, a written waiver, signed by the person entitled to notice, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time of the event for which notice is to be given, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders or the Board of Directors, as the case may be, need be specified in any written waiver of notice or any waiver by electronic transmission unless so required by the certificate of incorporation or these bylaws.

ARTICLE VIII - INDEMNIFICATION

8.1 INDEMNIFICATION OF DIRECTORS AND OFFICERS IN THIRD PARTY PROCEEDINGS

Subject to the other provisions of this Article VIII and to the fullest extent permitted by the DGCL, as now or hereinafter in effect, the Company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”) (other than an action by or in the right of the Company) by reason of the fact that such person is or was a director, or officer of the Company, or is or was a director or officer of the Company serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees),

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judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such Proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. The termination of any Proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had reasonable cause to believe that such person’s conduct was unlawful.

8.2 INDEMNIFICATION OF DIRECTORS AND OFFICERS IN ACTIONS BY OR IN THE RIGHT OF THE COMPANY

Subject to the other provisions of this Article VIII and to the fullest extent permitted by the DGCL, as now or hereinafter in effect, the Company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed Proceeding by or in the right of the Company to procure a judgment in its favor by reason of the fact that such person is or was a director or officer of the Company, or is or was a director or officer of the Company serving at the request of the Company as a director officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such Proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Company; except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Company unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

8.3 SUCCESSFUL DEFENSE

To the extent that a present or former director or officer (for purposes of this Section 8.3 only, as such term is defined in Section 145(c)(1) of the DGCL) of the Company has been successful on the merits or otherwise in defense of any Proceeding described in Section 8.1 or Section 8.2, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with that claim. The Company may indemnify any other person who is not a present or former director or officer of the Company against expenses (including attorneys’ fees) actually and reasonably incurred by such person to the extent such person has been successful on the merits or otherwise in defense of any Proceeding described in Section 8.1 or Section 8.2, or in defense of any claim, issue or matter therein.

8.4 INDEMNIFICATION OF OTHERS

Subject to the other provisions of this Article VIII, the Company shall have power to indemnify its employees and agents, or any other persons, to the extent not prohibited by the DGCL or other applicable law. The Board of Directors shall have the power to delegate to any person or persons identified in subsections (1) through (4) of Section 145(d) of the DGCL the determination of whether employees or agents shall be indemnified.

8.5 ADVANCED PAYMENT OF EXPENSES

Expenses (including attorneys’ fees) actually and reasonably incurred by an officer or director of the Company in defending any Proceeding shall be paid by the Company in advance of the final disposition of such Proceeding upon receipt of a written request therefor (together with documentation reasonably evidencing such

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expenses) and an undertaking by or on behalf of the person to repay such amounts advanced if it shall ultimately be determined that the person is not entitled to be indemnified under this Article VIII or the DGCL. Such expenses (including attorneys’ fees) actually and reasonably incurred by former directors and officers or other employees and agents of the Company or by persons serving at the request of the Company as directors, officers, employees or agents of another corporation, partnership, joint venture, trust or other enterprise may be so paid upon such terms and conditions, if any, as the Company deems appropriate. The right to advancement of expenses shall not apply to any Proceeding (or any part of any Proceeding) for which indemnity is excluded pursuant to these bylaws, but shall apply to any Proceeding (or any part of any Proceeding) referenced in Section 8.6(b) or 8.6(c) prior to a determination that the person is not entitled to be indemnified by the Company.

Notwithstanding the foregoing, unless otherwise determined pursuant to Section 8.8, no advance shall be made by the Company to an officer of the Company (except by reason of the fact that such officer is or was a director of the Company, in which event this paragraph shall not apply) in any Proceeding if a determination is reasonably and promptly made (a) by a vote of the directors who are not parties to such Proceeding, even though less than a quorum, or (b) by a committee of such directors designated by the vote of the majority of such directors, even though less than a quorum, or (c) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, that facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the Company.

8.6 LIMITATION ON INDEMNIFICATION

Subject to the requirements in Section 8.3 and the DGCL, the Company shall not be obligated to indemnify any person pursuant to this Article VIII in connection with any Proceeding (or any part of any Proceeding):

(a) for which payment has actually been made to or on behalf of such person under any statute, insurance policy, indemnity provision, vote or otherwise, except with respect to any excess beyond the amount paid;

(b) for an accounting or disgorgement of profits pursuant to Section 16(b) of the 1934 Act, or similar provisions of federal, state or local statutory law or common law, if such person is held liable therefor (including pursuant to any settlement arrangements);

(c) for any reimbursement of the Company by such person of any bonus or other incentive-based or equity-based compensation or of any profits realized by such person from the sale of securities of the Company, in either case as required under any clawback or compensation recovery policy adopted by the Company, applicable securities exchange and association listing requirements, including, without limitation, those adopted in accordance with Rule 10D-1 under the 1934 Act and/or the 1934 Act (including, without limitation, any such reimbursements that arise from an accounting restatement of the Company pursuant to Section 304 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), or the payment to the Company of profits arising from the purchase and sale by such person of securities in violation of Section 306 of the Sarbanes-Oxley Act), if such person is held liable therefor (including pursuant to any settlement arrangements);

(d) initiated by such person, including any Proceeding (or any part of any Proceeding) initiated by such person against the Company or its directors, officers, employees, agents or other indemnitees, unless: (i) the Board of Directors authorized the Proceeding (or the relevant part of the Proceeding) prior to its initiation; (ii) the Company provides the indemnification, in its sole discretion, pursuant to the powers vested in the Company under applicable law; (iii) otherwise required to be made under Section 8.7 or (iv) otherwise required by applicable law; or

(e) if prohibited by applicable law.

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8.7 DETERMINATION; CLAIM

If a claim for indemnification or advancement of expenses under this Article VIII is not paid in full within 90 days after receipt by the Company of the written request for such payment, the claimant shall be entitled to an adjudication by a court of competent jurisdiction of such person’s entitlement to such indemnification or advancement of expenses. The Company shall indemnify such person against any and all expenses that are actually and reasonably incurred by such person in connection with any action for indemnification or advancement of expenses from the Company under this Article VIII, to the extent such person is successful in such action, and to the extent not prohibited by law. In any such suit, the Company shall, to the fullest extent not prohibited by law, have the burden of proving that the claimant is not entitled to the requested indemnification or advancement of expenses.

8.8 NON-EXCLUSIVITY OF RIGHTS

The indemnification and advancement of expenses provided by, or granted pursuant to, this Article VIII shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under the certificate of incorporation or any statute, bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office. The Company is specifically authorized to enter into individual contracts with any or all of its directors, officers, employees or agents respecting indemnification and advancement of expenses, to the fullest extent not prohibited by the DGCL or other applicable law.

8.9 INSURANCE

The Company may purchase and maintain insurance to the fullest extent permitted by the DGCL on behalf of any person who is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the Company would have the power to indemnify such person against such liability under the provisions of the DGCL.

8.10 SURVIVAL

The rights to indemnification and advancement of expenses conferred by this Article VIII shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

8.11 EFFECT OF REPEAL OR MODIFICATION

A right to indemnification or to advancement of expenses arising under a provision of the certificate of incorporation or a bylaw shall not be eliminated or impaired by an amendment to or repeal or elimination of the certificate of incorporation or these bylaws after the occurrence of the act or omission that is the subject of the Proceeding for which indemnification or advancement of expenses is sought, unless the provision in effect at the time of such act or omission explicitly authorizes such elimination or impairment after such action or omission has occurred.

8.12 CERTAIN DEFINITIONS

For purposes of this Article VIII, references to the “Company” shall include, in addition to the resulting entity, any constituent entity (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, employees or agents, so that any person who is or was a director, officer, employee or agent of such

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constituent entity, or is or was serving at the request of such constituent entity as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Article VIII with respect to the resulting or surviving entity as such person would have with respect to such constituent entity if its separate existence had continued. For purposes of this Article VIII, references to “other enterprises” shall include employee benefit plans; references to “fines” shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to “serving at the request of the Company” shall include any service as a director, officer, employee or agent of the Company which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the Company” as referred to in this Article VIII.

ARTICLE IX - GENERAL MATTERS

9.1 EXECUTION OF CORPORATE CONTRACTS AND INSTRUMENTS

Except as otherwise provided by law, the certificate of incorporation or these bylaws, the Board of Directors may authorize any officer or officers, or agent or agents, or employee or employees, to enter into any contract or execute any document or instrument in the name of and on behalf of the Company; such authority may be general or confined to specific instances. Unless so authorized or ratified by the Board of Directors or within the agency power of an officer, agent or employee, no officer, agent or employee shall have any power or authority to bind the Company by any contract or engagement or to pledge its credit or to render it liable for any purpose or for any amount.

9.2 FISCAL YEAR

The fiscal year of the Company shall be fixed by resolution of the Board of Directors and may be changed by the Board of Directors.

9.3 SEAL

The Company may adopt a corporate seal, which shall be adopted and which may be altered by the Board of Directors. The Company may use the corporate seal by causing it or a facsimile thereof to be impressed or affixed or in any other manner reproduced.

9.4 CONSTRUCTION; DEFINITIONS

Unless the context requires otherwise, the general provisions, rules of construction, and definitions in the DGCL shall govern the construction of these bylaws. Without limiting the generality of this provision, the singular number includes the plural, the plural number includes the singular, and the term “person” includes a corporation, partnership, limited liability company, joint venture, trust or other enterprise, and a natural person. Any reference in these bylaws to a section of the DGCL shall be deemed to refer to such section as amended from time to time and any successor provisions thereto.

9.5 FORUM SELECTION

Unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware does not have jurisdiction, another state court in Delaware or the United States District Court for the District of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf

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of the Company, (b) any action asserting a claim of breach of a fiduciary duty owed by any director, stockholder, officer or other employee of the Company to the Company or the Company’s stockholders, (c) any action arising pursuant to any provision of the DGCL or the certificate of incorporation or these bylaws (as either may be amended from time to time) or (d) any action asserting a claim governed by the internal affairs doctrine, except for, as to each of (a) through (d) above, any claim as to which such court determines that there is an indispensable party not subject to the jurisdiction of such court (and the indispensable party does not consent to the personal jurisdiction of such court within 10 days following such determination). If any action the subject matter of which is within the scope of the immediately preceding sentence is filed in a court other than the Court of Chancery in the State of Delaware (a “Foreign Action”) in the name of any stockholder, such stockholder shall be deemed to have consented to (x) the personal jurisdiction of the state and federal courts in the State of Delaware in connection with any action brought in any such court to enforce the provisions of the immediately preceding sentence and (y) having service of process made upon such stockholder in any such action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder.

Subject to the preceding provisions of this Section 9.5, unless the Company consents in writing to the selection of an alternative form, the federal district courts of the United States of America shall be the sole and exclusive forum for the resolution of any complaint asserting a cause or causes of action arising under the Securities Act of 1933, as amended, against any person in connection with any offering of the Company’s securities, including, without limitation and for the avoidance of doubt, any auditor, underwriter, expert, control person or other defendant, including all causes of action asserted against any defendant to such complaint. Notwithstanding the foregoing, the provisions of this Section 9.5 shall not apply to suits brought to enforce any liability or duty created by the 1934 Act, or any other claim for which the federal courts of the United States have exclusive jurisdiction.

Any person or entity purchasing, holding or otherwise acquiring any interest in any security of the Company shall be deemed to have notice of and consented to the provisions of this Section 9.5. This provision shall be enforceable by any party to a complaint covered by the provisions of this Section 9.5. This Section 9.5 is intended to benefit and may be enforced by the Company, its officers and directors, the underwriters to any offering giving rise to such complaint, and any other professional or entity whose profession gives authority to a statement made by that person and who has prepared or certified any part of the documents underlying the offering.

ARTICLE X - AMENDMENTS

These bylaws may be adopted, altered, amended or repealed by the affirmative vote of the holders of at least a majority of the total voting power of the outstanding voting securities of the Company, voting together as a single class. Notwithstanding the foregoing, the affirmative vote of the holders of at least 66 2/3% of the total voting power of outstanding voting securities of the Company, voting together as a single class, shall be required for the stockholders of the Company to alter, amend or repeal, or adopt any bylaw inconsistent with, the following provisions of these bylaws: Article II, Sections 3.1, 3.2, 3.4 and 3.11 of Article III, Article VIII, Section 9.5 of Article IX or this Article X (including, without limitation, any such Article or Section as renumbered as a result of any amendment, alteration, change, repeal, or adoption of any other bylaw). The Board of Directors shall also have the power to adopt, amend or repeal bylaws. Notwithstanding the foregoing, a bylaw amendment adopted by stockholders which specifies the votes that shall be necessary for the election of directors shall not be further amended or repealed by the Board of Directors.

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Annex C

AMENDED AND RESTATED

ARTICLES OF INCORPORATION

OF

EVERNORTH HOLDINGS INC.

ARTICLE 1

NAME

The name of the corporation is Evernorth Holdings Inc. (the “Corporation”).

ARTICLE 2

REGISTERED OFFICE AND AGENT

The registered office of the Corporation shall be the street address of its registered agent in the State of Nevada. The Corporation may, from time to time, in the manner provided by applicable law, change the registered agent and registered office within the State of Nevada. The Corporation may also maintain an office or offices for the conduct of its business, either within or without the State of Nevada.

ARTICLE 3

PURPOSE

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Nevada Revised Statutes (as amended from time to time and including any successor statutes, the “NRS”).

ARTICLE 4

CAPITAL STOCK

Section 1. Capitalization. The total number of shares of stock which the Corporation shall have authority to issue is [●], consisting of [●] shares of Class A common stock, par value $0.001 per share (the “Class A Common Stock”), [●] shares of Class B common stock, par value $0.001 per share (the “Class B Common Stock”), [●] shares of Class C common stock, par value $0.001 per share (the “Class C Common Stock” and, collectively with the Class A Common Stock and the Class B Common Stock, the “Common Stock”), and [●] shares of preferred stock, par value $0.001 per share (the “Preferred Stock”).

Section 2. Number of Shares. Subject to the rights of the holders of any one or more series of Preferred Stock then outstanding, the number of authorized shares of any class of the Common Stock or the Preferred Stock may be increased or decreased, in each case by the affirmative vote of the stockholders of the Corporation entitled to vote thereon, voting together as a single class, and no vote of the holders of any class of the Common Stock or the Preferred Stock voting separately as a class will be required therefor, unless a vote of any holders of one or more series of Preferred Stock is required pursuant to the terms of these articles of incorporation (as amended from time to time, the “Articles of Incorporation”), including any certificate of designation relating to any series of Preferred Stock (and any separate class or series vote in this regard pursuant to NRS 78.2055(3), NRS 78.207(3) and NRS 78.390(2) is hereby specifically denied). Notwithstanding the foregoing, the number of authorized shares of any particular class may not be decreased below the number of shares of such class then outstanding, plus:

(a) in the case of Class A Common Stock, the number of shares of Class A Common Stock issuable in connection with (i) the exchange of all outstanding shares of Class C Common Stock, (ii) the exchange of all outstanding Pathfinder Units pursuant to Article 10 of the Amended and Restated LLC Agreement of Pathfinder (as defined below), and (iii) the exercise of outstanding options, warrants, exchange rights (without duplication of clause (i) or clause (ii)), conversion rights or similar rights for Class A Common Stock;

(b) in the case of Class B Common Stock, the number of shares of Class B Common Stock issuable in connection with the exercise of outstanding options, warrants, exchange rights, conversion rights or similar rights for Class B Common Stock; and

(c) in the case of Class C Common Stock, the number of shares of Class C Common Stock issuable in connection with the exercise of outstanding options, warrants, exchange rights, conversion rights or similar rights for Class C Common Stock.

Section 3. Rights of Common Stock.

(a) Voting Rights. (i) Each holder of Class A Common Stock will be entitled to one vote for each share of Class A Common Stock held of record by such holder on all matters on which stockholders generally are entitled to vote, (ii) each holder of Class B Common Stock will be entitled to one vote for each share of Class B Common Stock held of record by such holder on all matters on which stockholders generally are entitled to vote and (iii) each holder of Class C Common Stock will not be entitled to vote on and will not have any voting power with respect to any share of Class C Common Stock held of record by such holder on any matter on which stockholders of the Corporation generally are entitled to vote (including, for the avoidance of doubt, the election and removal of directors), except as otherwise set forth herein or as required by the NRS, except that, in each case, to the fullest extent permitted by applicable law and subject to the following sentence, holders of shares of each class of Common Stock, as such, will have no voting power with respect to, and will not be entitled to vote on, any amendment to these Articles of Incorporation (including any Preferred Stock Designation (as defined below)) that relates solely to the terms of any outstanding Preferred Stock if the holders of such Preferred Stock are entitled to vote as a separate class thereon under these Articles of Incorporation (including by merger, consolidation, reorganization or similar event or any certificate of designation relating to any series of Preferred Stock) or under the NRS (and any separate class or series vote of the Common Stock in this regard pursuant to NRS 78.2055(3), NRS 78.207(3) and NRS 78.390(2) is hereby specifically denied). Notwithstanding the foregoing, (A) the holders of the outstanding shares of Class A Common Stock shall be entitled to vote separately upon any amendment to these Articles of Incorporation (including by merger, consolidation, reorganization or similar event) that would alter or change the powers, preferences or special rights of such class of Common Stock in a manner that is disproportionately adverse to the Class A Common Stock as compared to the Class B Common Stock or to the Class C Common Stock, (B) the holders of the outstanding shares of Class B Common Stock shall be entitled to vote separately upon any amendment to these Articles of Incorporation (including by merger, consolidation, reorganization or similar event) that would alter or change the powers, preferences or special rights of such class of Common Stock in a manner that is disproportionately adverse to the Class B Common Stock as compared to the Class A Common Stock or to the Class C Common Stock and (C) the holders of the outstanding shares of Class C Common Stock shall be entitled to vote separately upon any amendment to these Articles of Incorporation (including by merger, consolidation, reorganization or similar event) that would alter or change the powers, preferences or special rights of such class of Common Stock in a manner that is disproportionately adverse to the Class C Common Stock as compared to the Class A Common Stock or the Class B Common Stock, it being understood that (i) any amendment to Section 11(b) of this Article 4 of these Articles of Incorporation or the definitions used therein shall require the approval of the holders of Class C Common Stock, voting separately, and (ii) any merger, consolidation or other business combination shall not be deemed an amendment that is adverse to the holders of Class B Common Stock solely to the extent that, as a

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result thereof such merger, consolidation or other business combination (x) constitutes a Disposition Event in which holders of Pathfinder Units are required to exchange such Pathfinder Units pursuant to Section 10.04(b) of the Amended and Restated LLC Agreement of Pathfinder in such Disposition Event and receive consideration in such Disposition Event in accordance with the terms of the Amended and Restated LLC Agreement of Pathfinder as in effect prior to such Disposition Event and (y) provides for payments under or in respect of the tax receivable or similar agreement entered by the Corporation from time to time with any holders of shares of the capital stock of the Corporation and/or securities of Pathfinder to be made in connection with any such merger, consolidation or other business combination in accordance with the terms of such tax receivable or similar agreement as in effect prior to such merger, consolidation or other business combination. Except as provided in these Articles of Incorporation or by applicable law, the holders of shares of Class A Common Stock and Class B Common Stock shall at all times vote together as a single class on all matters (including the election of directors) submitted to a vote or for the consent of the stockholders of the Corporation (or, if any holders of Preferred Stock are entitled to vote together with the holders of Common Stock, as a single class with such holders of Preferred Stock).

(b) Dividend and Distribution Rights.

(i) Subject to the following sentence, (i) shares of Class A Common Stock and Class C Common Stock shall be treated equally, identically and ratably, on a per share basis, with respect to any dividends or other distributions as may be declared and paid from time to time by the board of directors of the Corporation (the “Board of Directors”) out of any assets of the Corporation legally available therefor, and (ii) dividends and other distributions of cash or property may not be declared or paid on shares of Class B Common Stock. Stock dividends and distributions with respect to each class of Common Stock may only be paid with shares of stock of the same class of Common Stock, with holders of shares of each class of Common Stock receiving, on a per share basis, an identical number of shares of Class A Common Stock, Class B Common Stock or Class C Common Stock, as applicable.

(ii) Notwithstanding anything to the contrary in the Articles of Incorporation or the Bylaws, the Corporation is hereby specifically allowed to make any dividend or other distribution that otherwise would be prohibited by NRS 78.288(2)(b).

(c) Subdivisions, Combinations or Reclassifications. Shares of Class A Common Stock, Class B Common Stock or Class C Common Stock may not be subdivided, combined or reclassified (including any stock dividend, stock split or reverse stock split) unless (i) the shares of the other classes of Common Stock are concurrently therewith proportionately subdivided, combined or reclassified in a manner that maintains the same proportionate equity ownership and voting rights between the holders of the outstanding Class A Common Stock, Class B Common Stock and Class C Common Stock on the record date for such subdivision, combination or reclassification, and (ii) such subdivision, combination or reclassification has been reflected in the same economically equivalent manner on all Pathfinder Units. If at any time the ratio at which Pathfinder Units are redeemable or exchangeable for shares of Class A Common Stock pursuant to Article 10 of the Amended and Restated LLC Agreement of Pathfinder is amended, the number of votes per share of Class B Common Stock to which holders of shares of Class B Common Stock are entitled pursuant to Section 3(a)(ii) shall be adjusted accordingly.

(d) Liquidation, Dissolution or Winding Up. Subject to the preferential or other rights of any holders of Preferred Stock then outstanding, upon the dissolution, liquidation or winding up of the Corporation, whether voluntary or involuntary, holders of Class A Common Stock and Class C Common Stock will be entitled to receive ratably all assets of the Corporation available for distribution to its stockholders unless disparate or different treatment of the shares of each such class with respect to distributions upon any such liquidation, dissolution or winding up is approved in advance by the affirmative vote of the holders of a majority of the outstanding shares of Class A Common Stock and Class C Common Stock, each voting separately as a class. Without limiting the rights of the holders of Pathfinder Units to exchange their Pathfinder Units for shares of Class A Common Stock in accordance with Section 10.01 of the Amended and Restated LLC Agreement of

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Pathfinder (and, if required, forfeit up to a corresponding number of shares of Class B Common Stock in accordance with Section 5(b) of this Article 4) (or for the consideration payable in respect of shares of Class A Common Stock in such voluntary or involuntary liquidation, dissolution or winding-up), the holders of shares of Class B Common Stock, as such, will not be entitled to receive, with respect to such shares, any assets of the Corporation in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation.

(e) Merger or Consolidation. In the case of any distribution or payment in respect of the shares of Class A Common Stock or Class C Common Stock upon the consolidation or merger of the Corporation with or into any other entity, or in the case of any other transaction having an effect on stockholders substantially similar to that resulting from a consolidation or merger, such distribution or payment shall be made ratably on a per share basis among the holders of the Class A Common Stock and Class C Common Stock as a single class.

Section 4. Conversion of Class C Common Stock.

(a) Voluntary Conversion. Subject to compliance with Section 11 of this Article 4, each share of Class C Common Stock shall be convertible, at the option of the holder thereof at any time upon written notice to the Corporation, into one fully paid and nonassessable share of Class A Common Stock. Before any holder of Class C Common Stock shall be entitled to voluntarily convert any shares of such Class C Common Stock, such holder shall surrender the certificate(s) therefor (if any), duly endorsed, at the principal corporate office of the Corporation or of any transfer agent for the Class C Common Stock, and shall give written notice to the Corporation at its principal corporate office of the election to convert the same and shall state therein the name or names (i) in which the certificate(s) (if any) representing the shares of Class A Common Stock into which the shares of Class C Common Stock are so converted are to be issued if such shares are certificated or (ii) in which such shares are to be registered in book entry if such shares are uncertificated. The Corporation shall, as soon as practicable thereafter, issue and deliver at such office to such holder of Class C Common Stock, or to the nominee or nominees of such holder, certificate(s) representing the number of shares of Class A Common Stock to which such holder shall be entitled as aforesaid (if such shares are certificated) or, if such shares are uncertificated, register such shares in book-entry form. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the shares of Class C Common Stock to be converted following or contemporaneously with the written notice of such holder’s election to convert required by this Section 4(a), and the person or persons entitled to receive the shares of Class A Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Class A Common Stock as of such date. Each share of Class C Common Stock that is converted pursuant to this Section 4(a) shall thereupon, without further action of the Board, automatically be retired by the Corporation and restored to the status of an authorized but unissued share.

(b) Automatic Conversion. Each share of Class C Common Stock, automatically and without further action by the holder thereof, shall be converted into one fully paid and nonassessable share of Class A Common Stock, upon the occurrence of a Transfer of such share of Class C Common Stock (the occurrence of such an event, a “Conversion Event”), unless such Transfer would cause the Series C Attributed Ownership Percentage to exceed 19.9%, in which case the Conversion Event shall not occur by virtue of such Transfer. Each outstanding stock certificate that, immediately prior to a Conversion Event, represented one or more shares of Class C Common Stock subject to such Conversion Event shall, upon such Conversion Event, be deemed to represent an equal number of shares of Class A Common Stock, without the need for surrender or exchange thereof. The Corporation shall, upon the request of any holder whose shares of Class C Common Stock have been converted into shares of Class A Common Stock as a result of a Conversion Event and upon surrender by such holder to the Corporation of the outstanding certificate(s) formerly representing such holder’s shares of Class C Common Stock (if any), issue and deliver to such holder certificate(s) representing the shares of Class A Common Stock into which such holder’s shares of Class C Common Stock were converted as a result of such Conversion Event (if such shares are certificated) or, if such shares are uncertificated, register such shares in book-entry form. Each share of Class C Common Stock that is converted pursuant to this Section 4(b) shall thereupon, without further

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action of the Board, automatically be retired by the Corporation and restored to the status of an authorized but unissued share.

(c) Evidence of Conversion. If the Corporation has reason to believe that a Transfer giving rise to a conversion of shares of Class C Common Stock into Class A Common Stock has occurred but has not theretofore been reflected in the stock ledger of the Corporation, the Corporation may request that the holder of such shares furnish affidavits or other evidence to the Corporation as the Corporation deems necessary to determine whether such a Transfer has occurred, and if such holder does not within ten days after the date of such request furnish sufficient evidence to the Corporation (in the manner provided in the request) to enable the Corporation to determine that no such Transfer has occurred, all such shares of Class C Common Stock that are subject to such Transfer, to the extent not previously converted, shall be automatically converted, in accordance with Section 4(b) of this Article 4, into shares of Class A Common Stock.

Section 5. Exchange of Pathfinder Units.

(a) Retirement of Class B Common Stock. To the extent that a holder of Pathfinder Units holds shares of Class B Common Stock, such shares of Class B Common Stock may not be transferred to any person unless a corresponding number of Pathfinder Units are transferred to the same person in accordance with Article 8 of the Amended and Restated LLC Agreement of Pathfinder. If any outstanding share of Class B Common Stock ceases to be held by a holder of a Pathfinder Unit, such share shall automatically and without further action on the part of the Corporation or such holder be transferred to the Corporation for no consideration and retired. In addition, in the event that an exchange or transfer of Pathfinder Units would result in the holder thereof holding a number of shares of Class B Common Stock in excess of the number of Pathfinder Units then held by such holder, a number of shares of Class B Common Stock corresponding to such excess amount shall automatically and without further action on the part of the Corporation or such holder be transferred to the Corporation for no consideration and retired.

(b) Preemptive Rights. To the extent Pathfinder Units are issued pursuant to the Amended and Restated LLC Agreement of Pathfinder to anyone other than the Corporation or a wholly owned subsidiary of the Corporation (including pursuant to Section 9.02 (or any equivalent successor provision) of the Amended and Restated LLC Agreement of Pathfinder), an equivalent number of shares of Class B Common Stock (subject to adjustment as set forth herein) shall be issued to the same Person to which such Pathfinder Units are issued at par; provided, however, that no such shares of Class B Common Stock shall be issued to the extent (and only to the extent) that such issuance would result in a violation of any Maximum Ownership Restriction, and any such shares of Class B Common Stock not so issued shall be deemed waived by such Person.

Section 6. Reservation of Stock. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Class A Common Stock, solely for the purpose of effecting the conversion of the shares of Class C Common Stock, as described in Section 4 of this Article 4, and/or the issuance of shares upon the exchange of Pathfinder Units, as described in Section 5(a) of this Article 4, such number of shares of Class A Common Stock as shall from time to time be sufficient to effect (x) the conversion of all outstanding shares of Class C Common Stock into shares of Class A Common Stock and (y) the issuance of shares of Class A Common Stock upon the exchange of all outstanding Pathfinder Units, pursuant to Article 10 of the Amended and Restated LLC Agreement of Pathfinder.

Section 7. Preferred Stock. Shares of Preferred Stock may be issued from time to time in one or more series. The Board of Directors is hereby empowered to authorize by resolution(s) from time to time the issuance of one or more series of Preferred Stock and, by filing a certificate of designation pursuant to NRS 78.1955 (a “Preferred Stock Designation”), to establish from time to time the number of shares to be included in each such series, and to fix the designations, powers, preferences and relative, participating, optional or other rights, if any, and the qualifications, limitations or restrictions thereof, if any, with respect to each such series of Preferred Stock and the number of shares constituting each such series, and to increase or decrease the number of shares of

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any such series to the extent permitted by the NRS and these Articles of Incorporation. The authority of the Board of Directors with respect to each series shall include, but not be limited to, determination of the following:

(a) the designation of the series, which may be by distinguishing number, letter or title;

(b) the number of shares of the series, which number the Board of Directors may thereafter (except where otherwise provided in the Preferred Stock Designation) increase or decrease (but not below the number of shares thereof then outstanding);

(c) the amounts payable on, and the preferences, if any, of shares of the series in respect of dividends or other distributions, and whether such dividends or other distributions, if any, shall be cumulative or noncumulative;

(d) dates on which dividends or other distributions, if any, shall be payable in respect of shares of the series;

(e) the redemption rights and price or prices, if any, for shares of the series;

(f) the terms and amount of any sinking fund provided for the purchase or redemption of shares of the series;

(g) whether the shares of the series shall be convertible into or exchangeable for shares of any other class or series, or any other security, of the Corporation or any other corporation, and, if so, the specification of such other class or series of such other security, the conversion or exchange price or prices or rate or rates, any adjustments thereof, the date or dates at which such shares shall be convertible or exchangeable and all other terms and conditions upon which such conversion or exchange may be made;

(h) the rights of the holders of the shares of such series upon the dissolution or upon the subsequent distribution of assets of, the Corporation;

(i) restrictions on the issuance of shares of the same series or of any other class or series;

(j) the voting powers, full or limited, or no voting powers, of the holders of shares of the series; and

(k) the manner in which any facts ascertainable outside of these Articles of Incorporation or the resolution or resolutions providing for the issuance of such series shall operate upon the voting powers, designations, preferences, rights, and qualifications, limitations, or restrictions of such series.

Section 8. Subject to Terms of Preferred Stock. Notwithstanding anything to the contrary in these Articles of Incorporation, the shares of Common Stock shall be subject to the express terms of the shares of Preferred Stock and any series thereof.

Section 9. No Notice of Stockholder Meetings. Except as may otherwise be provided by applicable law, in these Articles of Incorporation or in a Preferred Stock Designation, the holders of shares of Class A Common Stock and Class B Common Stock shall have the exclusive right to vote for the election of directors and for all other purposes, and holders of shares of Class C Common Stock and Preferred Stock and any series thereof shall not be entitled to receive notice of any meeting of stockholders at which they are not entitled to vote.

Section 10. Stockholders Appearing on Stock Ledger. The Corporation shall be entitled to treat the person in whose name any share of its stock is registered as the owner thereof for all purposes and shall not be bound to recognize any equitable or other claim to, or interest in, such share on the part of any other person, whether or not the Corporation shall have notice thereof, except as expressly provided by applicable law. In connection with any action of stockholders taken at a meeting, the stock ledger of the Corporation shall be presumptive evidence as to

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who are the stockholders entitled to vote in person or by proxy at any meeting of stockholders and the class or classes or series of shares held by each such stockholder and the number of shares of each class or classes or series held by such stockholder.

Section 11. Ownership Restrictions.

(a) Ripple Group Maximum Ownership Restriction.

(i) At any time that the Ripple Group Holders collectively own a number of shares of Common Stock or Preferred Stock, if applicable, that would cause such holders to be the beneficial owners (as defined in Rule 13d-3 or 13d-5 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or any successor statute or regulation) of capital stock of the Corporation such that the Ripple Group Ownership Percentage exceeds 9.9% (the “Ripple Group Maximum Ownership Restriction”), then the Corporation may (i) redeem from one or more of the Ripple Group Holders a sufficient number of shares of Common Stock or Preferred Stock, if applicable, to eliminate such violation of the Ripple Group Maximum Ownership Restriction by paying in cash therefor a sum equal to the Redemption Price, (ii) suspend those rights of stock ownership the exercise of which causes or could cause such violation of the Ripple Group Maximum Ownership Restriction and/or (iii) require the sale of as many shares of Common Stock or Preferred Stock, if applicable, held by such Ripple Group Holder(s) as is necessary to eliminate such violation of the Ripple Group Maximum Ownership Restriction, and if the Corporation so requires, such Ripple Group Holder(s) shall promptly sell, and take all actions to sell, such shares such that, following such sale, such violation of the Ripple Group Maximum Ownership Restriction has been eliminated.

(ii) To the extent applicable, the Corporation shall take action with respect to multiple holders of Common Stock or Preferred Stock, if applicable, so affected pursuant to this Section 11(a) on a pro rata basis to such holders’ respective holdings of shares of Common Stock or Preferred Stock, if applicable. The “Redemption Price” shall equal such price as is mutually determined by the applicable holder and the Corporation or, if no mutually acceptable agreement can be reached, shall equal the Common Stock Fair Market Value or Preferred Stock Fair Market Value, if applicable.

(iii) As used in this Section 11(a):

(A) “Common Stock Fair Market Value” means:

(1) if the Common Stock is listed on a U.S. national or regional securities exchange (an “Exchange”) on such date, the closing sale price per share (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on such day as reported in composite transactions for the Exchange (the “Last Reported Common Stock Sale Price”) (or, if such date is not a Trading Day, the Trading Day immediately preceding such date); or

(2) if the Common Stock is not publicly traded at the time of determination, then the fair value of the Common Stock as determined in good faith by a majority of the Disinterested Directors or a committee thereof;

(B) “Preferred Stock Fair Market Value” means:

(1) if the Preferred Stock is listed on an Exchange on such date, the closing sale price per share (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on such day as reported in composite transactions for the Exchange (the “Last Reported Preferred Stock Sale Price” and together with the Last Reported Common Stock Sale Price, the “Last Reported Sale Price”) the Last Reported Sale Price (or, if such date is not a Trading Day, the Trading Day immediately preceding such date); or

(2) if the Preferred Stock is not publicly traded at the time of determination, then the fair value of the Preferred Stock as determined in good faith by a majority of the Disinterested Directors or a committee thereof;

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(C) “Trading Day” means a day on which (A) trading in the Common Stock or Preferred Stock, if applicable, generally occurs on an Exchange, and (B) a Last Reported Sale Price for the Common Stock or Preferred Stock, if applicable, is available on such Exchange.

(iv) At least 15 but no more than 30 days (or such shorter period as determined by the Board of Directors) prior to any date on which Common Stock or Preferred Stock, if applicable, is to be redeemed to avoid a Maximum Ownership Restriction (a “Redemption Date”), written notice shall be sent by mail, first class postage prepaid, overnight mail, or electronic mail to each holder of record (at the close of business on the business day next preceding the day on which notice is given) of the shares of Common Stock or Preferred Stock, if applicable, to be redeemed, at the address last shown on the records of the Corporation for such holder, notifying such holder of the redemption to be effected, specifying the number of shares to be redeemed from such holder, the Redemption Date, the Redemption Price, the place at which payment may be obtained and calling upon such holder to surrender to the Corporation, in the manner and at the place designated, his, her or its certificate(s) (if any) representing the shares to be redeemed (the “Redemption Notice”). Except as provided in Section 11(a)(v) of this Article 4, on or after the Redemption Date, each holder of shares of Common Stock or Preferred Stock, if applicable, to be redeemed shall surrender to the Corporation the certificate(s) (if any) representing such shares, in the manner and at the place designated in the Redemption Notice, and thereupon the Redemption Price of such shares shall be payable to the order of the person whose name appears on such certificate(s) or in the stock ledger of the Corporation as the owner thereof and all surrendered certificate(s) shall be canceled. In the event less than all the shares represented by any such certificate(s) are redeemed, a new certificate shall be issued representing the unredeemed shares.

(v) From and after the Redemption Date, unless there shall have been a default in payment of the Redemption Price, all rights of the holders of shares of Common Stock or Preferred Stock, if applicable, designated for redemption in the Redemption Notice as holders of such shares of Common Stock or Preferred Stock, if applicable, (except the right to receive the Redemption Price without interest upon surrender of their certificate or certificates) shall cease with respect to such shares, and such shares shall not thereafter be transferred on the books of the Corporation or be deemed to be outstanding for any purpose whatsoever.

(b) Series C Maximum Ownership Restriction.

(i) Notwithstanding anything in these Articles of Incorporation to the contrary, at any time that an attempted Transfer or issuance by the Company of Common Stock or Voting Preferred Stock, if applicable (collectively, an “Applicable Transfer”) would cause the Series C Attributed Ownership Percentage to exceed 19.9% (the “Series C Maximum Ownership Restriction” and, together with the Ripple Group Maximum Ownership Restriction, the “Maximum Ownership Restrictions”), immediately prior to the Applicable Transfer being given effect, a number of shares of Class A Common Stock and/or Class B Common Stock equal to the Mandatory Conversion Number with respect to such Applicable Transfer shall, respectively, be converted into Class C Common Stock or the Applicable Transfer shall be void and of no force or effect such that, following such transactions and at the time the Applicable Transfer is given effect, the Series C Attributed Ownership Percentage shall not exceed the Series C Maximum Ownership Restriction (the “Applicable Transaction”); provided that (1) the conversion of shares as a result of an Applicable Transaction shall be applied on a pro rata basis with respect to the Class A Common Stock and/or Class B Common Stock taken into account in clause (x) of the definition of Series C Attributed Ownership Percentage and (2) for the avoidance of doubt, an Applicable Transfer shall include any redemption of Class A Common Stock, Class B Common Stock or Voting Preferred Stock, if applicable, by the Corporation that would cause the Series C Attributed Ownership Percentage to exceed the Series C Maximum Ownership Restriction. This Section 11(b) is intended to ensure that the Series C Attributed Ownership Percentage does not exceed the Series C Maximum Ownership Restriction, and shall be interpreted in accordance therewith.

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(ii) Each outstanding stock certificate that, immediately prior to an Applicable Transfer, represented one or more shares of Class A Common Stock, Class B Common Stock or Voting Preferred Stock, as applicable, subject to an Applicable Transaction shall, upon such Applicable Transaction, be deemed to represent an equal number of shares of Class C Common Stock, without the need for surrender or exchange thereof, except to the extent that the Applicable Transfer of such shares of Class A Common Stock, Class B Common Stock or Voting Preferred Stock, as applicable, is otherwise void pursuant to Section 11(b)(i). The Corporation shall, upon the request of any holder whose shares of Class A Common Stock or Class B Common Stock, as applicable, have been converted into shares of Class C Common Stock as a result of an Applicable Transaction and upon surrender by such holder to the Corporation of the outstanding certificate(s) formerly representing such holder’s shares of Class A Common Stock or Class B Common Stock, as applicable (if any), issue and deliver to such holder certificate(s) representing the shares of Class C Common Stock into which such holder’s shares of Class A Common Stock or Class B Common Stock, as applicable, were converted as a result of such Applicable Transfer (if such shares are certificated) or, if such shares are uncertificated, register such shares in book-entry form. Each share of Class A Common Stock or Class B Common Stock, as applicable, that is converted pursuant to this Section 11(b)(ii) shall thereupon be canceled by Corporation and restored to the status of authorized but unissued shares.

Section 12. Taxes. The issuance of shares of Class A Common Stock upon the conversion of any Class C Common Stock or the exchange of any Pathfinder Units pursuant to Article 10 of the Amended and Restated LLC Agreement of Pathfinder will be made without charge to the holders of such securities for any transfer taxes, stamp taxes or duties or other similar tax in respect of the issuance; provided that if any such shares of Class A Common Stock are to be issued in a name other than that of the then record holder of the securities being exchanged (or The Depository Trust Company or its nominee for the account of a participant of The Depository Trust Company that will hold the shares for the account of such holder), then such holder and/or the Person in whose name such shares are to be delivered shall pay to the Corporation the amount of any tax that may be payable in respect of any transfer involved in the issuance or shall establish to the reasonable satisfaction of the Corporation that the tax has been paid or is not payable.

ARTICLE 5

BOARD OF DIRECTORS

Section 1. Management by Board. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors.

Section 2. Size of Board; Committees. Subject to the terms of any series of Preferred Stock entitled to separately elect directors, the Board of Directors shall initially consist of [five]1 directors and thereafter the number of directors on the Board of Directors shall be determined from time to time solely by resolution adopted by the affirmative vote of a majority of the Board of Directors.

Section 3. Classified Board; Term; No Cumulative Voting.

(a) Except as otherwise provided in the terms of any series of Preferred Stock entitled to separately elect directors, the directors shall be divided into three classes, designated Class I, Class II and Class III. Each class shall consist, as nearly as may be possible, of one-third of the total number of directors constituting the entire Board of Directors. Each director shall serve for a term ending on the date of the third annual meeting of stockholders next following the annual meeting at which such director was elected; provided that directors initially designated as Class I directors shall serve for a term ending on the date of the first annual meeting following the Business Combination Closing Date, directors initially designated as Class II directors shall serve for a term ending on the second annual meeting following the Business Combination Closing Date, and directors

[1]	NTD: Board composition to be confirmed.

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initially designated as Class III directors shall serve for a term ending on the date of the third annual meeting following the Business Combination Closing Date. In the event of any change in the number of directors, the Board of Directors shall apportion any newly created directorships among, or reduce the number of directorships in, such class or classes as shall equalize, as nearly as possible, the number of directors in each class. In no event will a decrease in the number of directors shorten the term of any incumbent director.

(b) Subject to these Articles of Incorporation, each director shall hold office until such director’s successor shall have been duly elected and qualified or until such director’s earlier death, resignation or removal and for a term that shall coincide with the term of the class to which such director shall have been elected.

(c) There shall be no cumulative voting in the election of directors.

Section 4. Vacancies. Vacancies on the Board of Directors resulting from death, resignation, removal or otherwise and newly created directorships resulting from any increase in the number of directors shall, except as otherwise required by applicable law, be filled solely by a majority of the directors then in office (although less than a quorum) or by the sole remaining director, and each director so elected shall hold office for a term that shall coincide with the term of the class to which such director shall have been elected.

Section 5. Removal. No director may be removed from office by the stockholders except with the affirmative vote of the holders of at least the minimum percentage of the voting power of all outstanding shares of stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, then permitted under the NRS for such vote (which at the effective time of these Articles of Incorporation is two-thirds of the voting power and in any event shall not be less than a simple majority thereof).

Section 6. Directors Elected by Holders of Preferred Stock. Notwithstanding the foregoing, whenever the holders of one or more series of Preferred Stock shall have the right, voting separately as a series, to elect directors, the election, term of office, filling of vacancies, removal and other features of such directorships shall be governed by the terms of the resolution or resolutions adopted by the Board of Directors pursuant to Article 4 applicable thereto and the applicable provisions of the NRS, and such directors so elected shall not be subject to the provisions of this Article 5 unless otherwise provided therein.

ARTICLE 6

STOCKHOLDERS

Section 1. Action by Stockholders. Any action required or permitted to be taken at any annual or special meeting of stockholders may only be taken upon a vote of stockholders at an annual or special meeting of stockholders duly noticed and called in accordance with the Corporation’s bylaws (as amended from time to time, the “Bylaws”) and the NRS and may not be taken by written consent of stockholders without a meeting.

Section 2. Special Meetings of Stockholders. Special meetings of stockholders may be called only by the affirmative vote of a majority of the entire Board of Directors.

ARTICLE 7

LIMITATIONS ON LIABILITY AND INDEMNIFICATION

Section 1. Limitation of Liability.

(a) The liability of directors and officers of the Corporation is hereby eliminated or limited to the fullest extent permitted by the NRS.

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(b) Neither the amendment or repeal of this Article 7, nor the adoption of any provision of these Articles of Incorporation or the Bylaws, nor, to the fullest extent permitted by the NRS, any modification of law, shall adversely affect any right or protection of a director or officer of the Corporation hereunder in respect of any act or omission occurring prior to the time of such amendment, repeal, adoption or modification. If the NRS is amended after the date of filing these Articles of Incorporation further eliminating or limiting the liability of directors or officers, then the liability of a director or officer of the Corporation shall be eliminated or limited to the fullest extent permitted by the NRS, as so amended.

Section 2. Right to Indemnification. The Corporation shall indemnify and hold harmless, to the fullest extent permitted by applicable law (including, without limitation, NRS 78.7502 and NRS 78.751) as it presently exists or may hereafter be amended, any Person (a “Covered Person”) who was or is a party or is threatened to be made a party to or otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”), by reason of the fact that he or she, or a Person for whom he or she is the legal representative, is or was a director, officer or employee of the Corporation or, while a director, officer or employee of the Corporation, is or was serving at the request of the Corporation as a director, officer, manager or managing member, employee, agent or trustee of another entity or enterprise, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including, without limitation, attorneys’ fees and expenses, judgments, fines, excise taxes or penalties under the Employee Retirement Income Security Act of 1974, as amended, and amounts paid or to be paid in settlement) reasonably incurred by such Covered Person. Notwithstanding the foregoing, except as otherwise provided in Section 4 of this Article 7 with respect to Proceedings to enforce rights to indemnification or advancement of expenses or with respect to any compulsory counterclaim brought by such indemnitee, the Corporation shall be required to indemnify a Covered Person in connection with a Proceeding (or part thereof) commenced by such Covered Person only if the commencement of such Proceeding (or part thereof) by the Covered Person was authorized by the Board of Directors.

Section 3. Advancement of Expenses. In addition to the right to indemnification conferred herein, an indemnitee shall also have the right, to the fullest extent not prohibited by applicable law, to be paid by the Corporation expenses (including attorneys’ fees) incurred by a Covered Person in appearing at, participating in or defending any Proceeding in advance of its final disposition or in connection with a Proceeding brought to establish or enforce a right to indemnification or advancement of expenses under this Article 7 (which shall be governed by Section 4 of this Article 7); provided that if and to the extent required by applicable law or in the case of advance made in a Proceeding brought to establish or enforce a right to indemnification or advancement, such payment of expenses in advance of the final disposition of the Proceeding shall be made solely upon receipt of an undertaking by the Covered Person to repay all amounts advanced if it should be ultimately determined that the Covered Person is not entitled to be indemnified or entitled to advancement of expenses under this Article 7 or otherwise.

Section 4. Claims. If a claim for indemnification or advancement of expenses under this Article 7 is not paid in full within 30 days after a written claim therefor by the Covered Person has been received by the Corporation, the Covered Person may file suit to recover the unpaid amount of such claim or to obtain an advancement of expenses, as applicable. To the fullest extent permitted by applicable law, if successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Covered Person shall be entitled to be paid the expense of prosecuting or defending such claim. In any such action the Corporation shall have the burden of proving that the Covered Person is not entitled to the requested indemnification or advancement of expenses under applicable law. In (i) any suit brought by a Covered Person to enforce a right to indemnification hereunder (but not in a suit brought by a Covered Person to enforce a right to an advancement of expenses) it shall be a defense that, and (ii) any suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Corporation shall be entitled to recover such expenses upon a final adjudication that, such Person has not met any applicable standard for indemnification imposed by the NRS under such circumstances. Neither the failure of the Corporation (including by its directors who are not parties to such action, a committee of such directors,

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independent legal counsel or its stockholders) to have made a determination prior to the commencement of such suit that indemnification of the Covered Person is proper in the circumstances because the Covered Person has met any applicable standard of conduct imposed by the NRS under such circumstances, nor an actual determination by the Corporation (including by its directors who are not parties to such action, a committee of such directors, independent legal counsel or its stockholders) that the Covered Person has not met any such applicable standard of conduct, shall create a presumption that such Person has not met such standard of conduct or, in the case of such a suit brought by the Covered Person, be a defense to such suit.

Section 5. Nonexclusivity of Rights. The rights conferred on any Covered Person by this Article 7 shall not be exclusive of any other rights that such Covered Person may have or hereafter acquire under any statute, provision of these Articles of Incorporation, the Bylaws, agreement, vote of stockholders or Disinterested Directors or otherwise.

Section 6. Other Sources. Subject to Section 7 of this Article 7, the Corporation’s obligation, if any, to indemnify or to advance expenses to any Covered Person who was or is serving at its request as a director, officer, employee or agent of another entity or enterprise shall be reduced by any amount such Covered Person has actually collected as indemnification or advancement of expenses from such other entity or enterprise.

Section 7. Indemnitor of First Resort. Given that certain jointly indemnifiable claims (as defined below) may arise due to the service of a Covered Person as a director, officer and/or employee of the Corporation at the request of the indemnitee-related entities (as defined below), the Corporation shall be fully and primarily responsible for the payment to the Covered Person in respect of indemnification or advancement of all expenses, judgments, penalties, fines and amounts paid in settlement to the extent legally permitted and as required by the terms of these Articles of Incorporation or the Bylaws (or any other agreement between the Corporation and such persons) in connection with any such jointly indemnifiable claims, pursuant to and in accordance with the terms of this Article 7, irrespective of any right of recovery the Covered Person may have from the indemnitee-related entities. Any obligation on the part of any indemnitee-related entities to indemnify or advance expenses to any Covered Person shall be secondary to the Corporation’s obligation and shall be reduced by any amount that the Covered Person has actually collected as indemnification or advancement from the Corporation. The Corporation irrevocably waives, relinquishes and releases the indemnitee-related entities from any and all claims it may have against the indemnitee-related entities for contribution, subrogation or any other recovery of any kind in respect thereof. Under no circumstance shall the Corporation be entitled to any right of subrogation or contribution by the indemnitee-related entities and no right of advancement or recovery a Covered Person may have from the indemnitee-related entities shall reduce or otherwise alter the rights of the Covered Person or the obligations of the Corporation hereunder. In the event that any of the indemnitee-related entities shall make any payment to a Covered Person in respect of indemnification or advancement of expenses with respect to any jointly indemnifiable claim, the indemnitee-related entity making such payment shall be subrogated to the extent of such payment to all of the rights of recovery of the Covered Person against the Corporation, and the Covered Person shall execute all instruments or other documents reasonably required and shall do all things that may be reasonably necessary to secure such rights, including the execution of such instruments or other documents as may be necessary to enable the indemnitee-related entities effectively to bring suit to enforce such rights. Each of the indemnitee-related entities shall be third-party beneficiaries with respect to, and be entitled to enforce, this Section 7. For purposes of this Section 7, the following terms shall have the following meanings:

(a) The term “indemnitee-related entities” means any corporation, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise (other than the Corporation or any other corporation, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise for which a Covered Person has agreed, on behalf of the Corporation or at the Corporation’s request, to serve as a director, officer, manager or managing member, employee or agent and which service is covered by the indemnity described herein) from whom a Covered Person may be entitled to indemnification or advancement of expenses with respect to which, in whole or in part, the Corporation may also have an indemnification or advancement obligation.

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(b) The term “jointly indemnifiable claims” shall be broadly construed and shall include, without limitation, any action, suit or proceeding for which a Covered Person shall be entitled to indemnification or advancement of expenses from both the indemnitee-related entities and the Corporation pursuant to the NRS, any agreement or articles of incorporation, bylaws, partnership agreement, operating agreement, certificate of formation, certificate of limited partnership or comparable organizational documents of the Corporation or the indemnitee-related entities, as applicable.

Section 8. Amendment or Repeal. Neither the amendment or repeal of the foregoing provisions of this Article 7, nor the adoption of any provision of these Articles of Incorporation, shall adversely affect any right or protection hereunder of any Covered Person in respect of any act or omission occurring prior to the time of such amendment, repeal or adoption.

Section 9. Other Indemnification and Advancement of Expenses. This Article 7 shall not limit the right of the Corporation, to the extent and in the manner permitted by applicable law, to indemnify and to advance expenses to Persons other than Covered Persons when and as authorized by appropriate corporate action.

Section 10. Reliance. Covered Persons who after the date of the adoption of this provision become or remain a Covered Person described in Article 7 will be conclusively presumed to have relied on the rights to indemnity, advance of expenses and other rights contained in this Article 7 in entering into or continuing the service. The rights to indemnification and to the advance of expenses conferred in this Article 7 will apply to claims made against any Covered Person described in this Article 7 arising out of acts or omissions in respect of the Corporation or one of its subsidiaries that occurred or occur both prior and subsequent to the adoption hereof. The rights conferred upon Covered Persons in this Article 7 shall be contract rights and such rights shall continue as to a Covered Person who has ceased to be a director, officer or employee and shall inure to the benefit of the Covered Person’s heirs, executors and administrators. Any amendment, alteration or repeal of this Article 7 that adversely affects any right of a Covered Person or its successors shall be prospective only and shall not limit, eliminate or impair any such right with respect to any proceeding involving any occurrence or alleged occurrence of any action or omission to act that took place prior to such amendment or repeal.

Section 11. Insurance. The Corporation may purchase and maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the NRS.

ARTICLE 8

CORPORATE OPPORTUNITIES

Section 1. Acknowledgement. In recognition and anticipation that members of the Board of Directors who are not employees of the Corporation (“Non-Employee Directors”) or its Affiliates may now engage and may continue to engage in the same or similar activities or related lines of business as those in which the Corporation, directly or indirectly, may engage and/or other business activities that overlap with or compete with those in which the Corporation, directly or indirectly, may engage, the provisions of this Article 8 are set forth to regulate and define the conduct of certain affairs of the Corporation with respect to certain classes or categories of business opportunities as they may involve any of the Non-Employee Directors or their respective Affiliates and the powers, rights, duties and liabilities of the Corporation and its directors, officers and stockholders in connection therewith.

Section 2. Competition and Corporate Opportunities; Renouncement. No Non- Employee Director (including any Non-Employee Director who serves as an officer of the Corporation in both his or her director and officer capacities) or his or her Affiliates (collectively, “Identified Persons” and, individually, as an “Identified Person”) shall, to the fullest extent permitted by applicable law, have any duty to refrain from directly or

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indirectly (1) engaging in the same or similar business activities or lines of business in which the Corporation or any of its Affiliates now engages or proposes to engage or (2) otherwise competing with the Corporation or any of its Affiliates, and, to the fullest extent permitted by applicable law, no Identified Person shall be liable to the Corporation or its stockholders or to any Affiliate of the Corporation for breach of any fiduciary duty solely by reason of the fact that such Identified Person engages in any such activities or did not offer such activities to the Corporation. To the fullest extent permitted by applicable law, the Corporation hereby renounces any interest or expectancy in, or right to be offered an opportunity to participate in, any business opportunity which may be a corporate opportunity for an Identified Person and the Corporation or any of its Affiliates, except as provided in Section 3 of this Article 8. Subject to Section 3 of this Article 8, in the event that any Identified Person acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself, herself or himself and the Corporation or any of its Affiliates, such Identified Person shall, to the fullest extent permitted by applicable law, have no duty to communicate or offer such transaction or other business opportunity to the Corporation or any of its Affiliates and, to the fullest extent permitted by applicable law, shall not be liable to the Corporation or its stockholders or to any Affiliate of the Corporation for breach of any fiduciary duty as a stockholder, director or officer of the Corporation solely by reason of the fact that such Identified Person pursues or acquires such corporate opportunity for itself, herself or himself, or offers or directs such corporate opportunity to another Person.

Section 3. Allocation of Corporate Opportunities. The Corporation does not renounce its interest in any corporate opportunity offered to any Non-Employee Director if such opportunity is expressly offered to such person solely in his or her capacity as a director or officer of the Corporation, and the provisions of Section 2 of this Article 8 hereof shall not apply to any such corporate opportunity.

Section 4. Certain Matters Deemed Not Corporate Opportunities. In addition to and notwithstanding the foregoing provisions of this Article 8, a corporate opportunity shall not be deemed to be a potential corporate opportunity for the Corporation if it is a business opportunity that (i) the Corporation is neither financially or legally able, nor contractually permitted to undertake, (ii) from its nature, is not in the line of the Corporation’s business or is of no practical advantage to the Corporation or (iii) is one in which the Corporation has no interest or reasonable expectancy.

ARTICLE 9

INAPPLICABILITY OF COMBINATIONS WITH INTERESTED STOCKHOLDERS STATUTES

The Corporation hereby expressly elects not to be governed by the provisions of NRS 78.411 through 78.444, inclusive.

ARTICLE 10

LIMITED WAIVER OF JURY TRIALS

To the fullest extent not inconsistent with any applicable U.S. federal laws, any and all “internal actions” (as defined in NRS 78.046) must be tried in a court of competent jurisdiction before the presiding judge as the trier of fact and not before a jury. This Article 10 shall conclusively operate as a waiver of the right to trial by jury by each party to any such internal action.

ARTICLE 11

MISCELLANEOUS

The following provisions are inserted for the management of the business and conduct of the affairs of the Corporation and for the further definition of the powers of the Corporation and its directors:

(a) Bylaws. The Board of Directors shall have the non-exclusive power, and is expressly authorized, to adopt, amend or repeal, in whole or in part, the Bylaws. In addition, the Bylaws may be amended or repealed in

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any respect, and new bylaws may be adopted, in each case by the affirmative vote of the holders of at least a majority of the outstanding voting power of the Corporation, voting together as a single class.

(b) Written Ballots. Elections of directors need not be by written ballot unless the Bylaws so provide.

(c) Severability. If any provision or provisions of these Articles of Incorporation shall be held to be invalid, illegal or unenforceable as applied to any circumstance for any reason whatsoever: (i) the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of these Articles of Incorporation (including, without limitation, each portion of any paragraph of these Articles of Incorporation containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) shall not, to the fullest extent permitted by applicable law, in any way be affected or impaired thereby and (ii) the provisions of these Articles of Incorporation (including, without limitation, each such portion of any paragraph of these Articles of Incorporation containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to permit the Corporation to protect its directors, officers, employees and agents from individual liability to the fullest extent under these Articles of Incorporation.

(d) Deemed Notice and Consent. To the fullest extent permitted by applicable law, each and every natural person, corporation, general or limited partnership, limited liability company, joint venture, trust, association or any other entity purchasing or otherwise acquiring any interest (of any nature whatsoever) in any shares of the capital stock of the Corporation shall be deemed, by reason of and from and after the time of such purchase or other acquisition, to have notice of and to have consented to all of the provisions of (i) these Articles of Incorporation, (ii) the Bylaws and (iii) any amendment to these Articles of Incorporation or the Bylaws enacted or adopted in accordance with these Articles of Incorporation, the Bylaws and applicable law.

(e) Definitions. As used herein, the following terms shall have the following meanings:

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by or under common control with such Person; provided that (i) neither the Corporation nor any of its subsidiaries will be deemed an Affiliate of any stockholder of the Corporation or any of such stockholders’ Affiliates, and (ii) no stockholder of the Corporation will be deemed an Affiliate of any other stockholder of the Corporation, in each case, solely by reason of any investment in the Corporation.

“Amended and Restated LLC Agreement of Pathfinder” means the Amended and Restated Limited Liability Company Agreement of Pathfinder, dated as of [●], 2025, by and among Ripple, the Corporation and the other Persons that may become parties thereto from time to time, as the same may be amended, restated, supplemented and/or otherwise modified, from time to time.

“Business Combination Agreement” means that certain business combination agreement, dated as of [●], 2025, by and among the Corporation, Pathfinder, Ripple, Evernorth Company Merger Sub LLC, a Delaware limited liability company, Evernorth Corporate Merger Sub Inc., a Delaware corporation, and Armada Acquisition Corp. II, a Cayman Islands exempted company with limited liability, as amended prior to the effectiveness of these Articles of Incorporation.

“Business Combination Closing Date” means the Closing Date (as defined in the Business Combination Agreement).

“Disinterested Director” means a director who satisfies the definition of “disinterested director” as set forth in Section 7.8240(6)(e) of the Nevada Revised Statutes, as amended from time to time.

“Disposition Event” means any merger, consolidation or other business combination of the Corporation, whether effectuated through one transaction or series of related transactions (including a tender offer followed by a merger in which holders of Class A Common Stock receive the same consideration per share paid in the tender

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offer), unless, following such transaction, all or substantially all of the holders of the voting power of all outstanding classes of Common Stock and series of Preferred Stock that are generally entitled to vote in the election of the Corporation’s directors prior to such transaction or series of transactions, continue to hold a majority of the voting power of the surviving entity (or its parent) resulting from such transaction or series of transactions in substantially the same proportions as immediately prior to such transaction or series of transactions.

“Initial Series C Stockholder” means Arrington XRP Capital Fund, LP.

“Mandatory Conversion Number” means, with respect to an Applicable Transfer, the number of Class A Common Stock and/or Class B Common Stock that, if converted to Class C Common Stock or voided, as the case may be, would result in the Series C Attributed Ownership Percentage being equal to 19.9% after giving effect to the Applicable Transfer.

“Outstanding Voting Shares” means, at any given time, the aggregate number of shares of Class A Common Stock, Class B Common Stock and Voting Preferred Stock, if applicable, then outstanding.

“Parent” of an entity means any entity that directly or indirectly owns or controls a majority of the voting power of the voting securities of such entity.

“Pathfinder” means Pathfinder Digital Assets LLC, a Delaware limited liability company.

“Pathfinder Unit” means a nonvoting interest unit of Pathfinder.

“Person” means any individual, partnership, firm, corporation, limited liability company, association, trust, unincorporated organization or other entity.

“Ripple” means Ripple Labs Inc., a Delaware corporation.

“RippleWorks” means RippleWorks Inc., a Delaware nonprofit nonstock corporation.

“Ripple Group Holders” means Ripple and any other holders of Common Stock, Preferred Stock or Pathfinder Units who are collectively deemed to form a “group” as defined in Section 13(d) of the Exchange Act.

“Ripple Group Ownership Percentage” means the quotient of (x) the number of shares of Class A Common Stock, Class B Common Stock and Voting Preferred Stock, if applicable, beneficially held by the Ripple Group Holders and (y) the Outstanding Voting Shares.

“Series C Attributed Ownership Percentage” means the quotient of (x) the sum of (i) the number of shares of Class A Common Stock, Class B Common Stock and Voting Preferred Stock, if applicable, held by the Initial Series C Stockholder, RippleWorks and the Series C DQ Persons and (ii) the Series C Indirect Ownership Amount and (y) the Outstanding Voting Shares.

“Series C DQ Persons” means any holders of Common Stock, Preferred Stock or Pathfinder Units who are “disqualified persons” with respect to RippleWorks within the meaning of Section 4946 of the Internal Revenue Code of 1986, as amended (the “Code”), for purposes of the excess business holdings rules set forth in Code Section 4943.

“Series C Indirect Ownership Amount” means, at any given time, the aggregate number of shares of Class A Common Stock, Class B Common Stock and Voting Preferred Stock (without duplication) that RippleWorks, the Initial Series C Stockholder and any Series C DQ Person are deemed to indirectly own under the excess business holdings rules set forth in Code Section 4943 as a result of Rippleworks’, the Initial Series C

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Stockholder’s or any other Series C DQ Persons’ ownership of stock in a corporation, profits interest in a partnership, or beneficial interest in a trust, estate or unincorporated enterprise that, in each case, beneficially owns Class A Common Stock, Class B Common Stock and/or Voting Preferred Stock.

“Transfer” of a share of Common Stock means, any sale, assignment, transfer, exchange, gift, bequest, pledge, hypothecation or other disposition or encumbrance of such share or any legal or beneficial interest in such share, in whole or in part, whether or not for value and whether voluntary or involuntary or by operation of law.

“Voting Preferred Stock” means any shares of Preferred Stock that have voting rights.

*   *   *   *

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Annex D

Amended and Restated Pubco Bylaws

AMENDED AND RESTATED BYLAWS

OF

EVERNORTH HOLDINGS INC.

ARTICLE 1

OFFICES

Section 1.01. Registered Office. The registered office of Evernorth Holdings Inc. (the “Corporation”) shall be the street address of the corporation’s registered agent in the State of Nevada, as determined by the Corporation’s board of directors (the “board of directors”) from time to time in accordance with the Corporation’s articles of incorporation (as amended from time to time, including by any certificate of designation establishing any class or series of preferred stock, the “articles of incorporation”), these bylaws (as amended from time to time, these “bylaws”), and the Nevada Revised Statutes (as amended from time to time, the “NRS” or “Nevada Law”).

Section 1.02. Other Offices. The Corporation may also have offices at other places both within and without the State of Nevada.

Section 1.03. Books. The books of the Corporation may be kept within or without the State of Nevada.

ARTICLE 2

MEETINGS OF STOCKHOLDERS

Section 2.01. Time and Place of Meetings. All meetings of stockholders shall be held at such physical location, if any, either within or without the State of Nevada, on such date and at such time as may be determined from time to time by the board of directors. The board of directors may, in its sole discretion, determine that any meeting of the stockholders shall be held exclusively, or simultaneously with the conduct of the meeting at a physical location, by means of remote communication (as described in NRS 78.320(4)) or other available technology permitted under the NRS.

Section 2.02. Annual Meetings. An annual meeting of stockholders shall be held for the election of directors and to transact such other business as may properly be brought before the meeting pursuant to these bylaws.

Section 2.03. Special Meetings.

(a) Special meetings of stockholders may be called at any time in accordance with the procedures set forth in the articles of incorporation and these bylaws. Such request shall state the purpose or purposes of the proposed meeting. Stockholders shall have no right to request or call a special meeting.

(b) A special meeting shall be held at such date, time and physical location, if any, and/or by such method of remote communication, if any, as may be fixed by the board of directors in accordance with these bylaws.

(c) Business conducted at a special meeting shall be limited to the matters described in the applicable notice for such special meeting.

Section 2.04. Notice of Meetings and Adjourned Meetings; Waivers of Notice.

(a) Whenever stockholders are required or permitted to take any action at a meeting, a written notice of the meeting shall be given which shall state the physical location, if any, date and hour of the meeting, the means of remote communications, if any, by which stockholders and proxies shall be deemed to be present in person and vote at such meeting, the record date for determining stockholders entitled to notice of, and to vote, at such meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called. The notice shall be delivered in accordance with, and shall contain or be accompanied by such additional information as may be required by Nevada Law, including, without limitation, NRS 78.379, 92A.120 or 92A.410. Any notice of a meeting of stockholders delivered pursuant to and in accordance with NRS 78.370(9) shall be deemed to have satisfied any and all requirements applicable to such notice under these bylaws.

(b) In the case of an annual meeting, any proper business may be presented for action, except that (i) if a proposed plan of merger, conversion or exchange is submitted to a vote, the notice of the meeting must state that the purpose, or one of the purposes, of the meeting is to consider the plan of merger, conversion or exchange and must contain or be accompanied by a copy or summary of the plan; and (ii) if a proposed action creating dissenter’s rights is to be submitted to a vote, the notice of the meeting must state that the stockholders are, are not or may be entitled to assert dissenter’s rights under NRS 92A.300 to 92A.500, inclusive, and be accompanied by a copy of those statutes.

(c) A copy of the notice shall be personally delivered or mailed postage prepaid to each stockholder of record at the address appearing on the records of the Corporation. Upon mailing, service of the notice is complete, and the time of the notice begins to run from the date upon which the notice is deposited in the mail. If the address of any stockholder does not appear upon the records of the Corporation or is incomplete, it will be sufficient to address any notice to such stockholder at the registered office of the Corporation. Notwithstanding the foregoing and in addition thereto, any notice to stockholders given by the Corporation pursuant to NRS Title 7 (including, without limitation, NRS Chapters 75, 78 and 92A), the articles of incorporation or these bylaws may be given pursuant to any form of electronic transmission permitted under the NRS. Notice shall be deemed given (i) by facsimile when directed to a number consented to by the stockholder to receive notice, (ii) by e-mail when directed to an e-mail address designated or used by the stockholder to receive notice, (iii) by posting on an electronic network together with a separate notice to the stockholder of the specific posting on the later of the specific posting or the giving of the separate notice or (iv) by any other electronic transmission as consented to by and when directed to the stockholder. The stockholder consent necessary to permit electronic transmission to such stockholder shall be deemed revoked and of no force and effect if (A) the Corporation is unable to deliver by electronic transmission two consecutive notices given by the Corporation in accordance with the stockholder’s consent and (B) the inability to deliver by electronic transmission becomes known to the secretary, assistant secretary, transfer agent or other agent of the Corporation responsible for the giving of notice.

(d) Unless otherwise provided by Nevada Law, such notice shall be given not less than 10 nor more than 60 days before the date of the meeting to each stockholder of record entitled to notice of such meeting. Unless these bylaws otherwise require, when a meeting is adjourned to another time or place (whether or not a quorum is present), notice need not be given of the adjourned meeting if the time, physical location, if any, and the means of remote communications, if any, by which stockholders and proxies shall be deemed to be present in person and vote at such adjourned meeting, are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 60 days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to notice of such adjourned meeting.

(e) Whenever notice is required to be given under any provision of Nevada Law or the articles of incorporation or these bylaws, a written waiver signed by the person entitled thereto, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Neither the business to be transacted at, nor the purpose of, any regular or special meetings of stockholders need be specified in any written waiver of notice or any waiver by electronic transmission unless

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so required by the articles of incorporation or these bylaws. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Business transacted at any special meeting of stockholders shall be limited to the purposes stated in the notice.

Section 2.05. Notice of Nominations and Stockholder Business.

(a) Annual Meetings of Stockholders.

(i) Except as otherwise provided in the articles of incorporation, nominations of persons for election to the board of directors or the proposal of other business to be transacted by the stockholders may be made at an annual meeting of stockholders only (A) pursuant to the Corporation’s notice of meeting (or any supplement thereto), (B) by or at the direction of the board of directors, (C) as may be provided in the certificate of designation establishing any class or series of preferred stock or (D) by any stockholder of the Corporation who is a stockholder of record at the time of giving of notice provided for in this Section 2.05(a), who shall be entitled to vote at the meeting, who is a stockholder of record at the time of the annual meeting and who complies with the notice procedures set forth in this Section 2.05(a).

(ii) Unless the board of directors determines otherwise, for nominations or other business to be properly brought before an annual meeting of stockholders by a stockholder pursuant to clause (D) of paragraph (a)(i) of this Section 2.05, the stockholder must have given timely notice thereof in writing to the secretary of the Corporation and any such proposed business (other than the nominations of persons for election to the board of directors) must constitute a proper matter for stockholder action. To be timely, a stockholder’s notice must be received by the secretary of the Corporation at the principal executive offices of the Corporation not later than 5:00 p.m., Pacific time, on the 90th day nor earlier than 8:00 a.m., Pacific time, on the 120th day prior to the first anniversary of the preceding year’s annual meeting of stockholders as first specified in the Corporation’s notice of such annual meeting (without regard to any adjournment, rescheduling, postponement or other delay of such annual meeting occurring after such notice was first sent); provided, however, that in the event that no annual meeting of stockholders was held in the preceding year or the date of the annual meeting is advanced more than 60 days prior to such anniversary date or delayed more than 30 days after such anniversary date then to be timely such notice must be received by the secretary of the Corporation at the principal executive offices of the Corporation no earlier than 8:00 a.m., Pacific time, on the 120th day prior to the day of such annual meeting and no later than the later of 5:00 p.m., Pacific time, on the 90th day prior to the date of the meeting or, if the first Public Announcement of the date of such annual meeting is less than 100 days prior to the date of such annual meeting, the 10th day following the day on which Public Announcement of the date of the meeting was first made by the Corporation. If the number of directors to be elected to the board of directors at the annual meeting is increased and there is no Public Announcement naming all of the nominees for director or specifying the size of the increased board of directors at least 10 days before the last day that a stockholder may deliver a notice of nomination pursuant to the foregoing provisions, then a stockholder’s notice required by this Section 2.05(a)(ii) will also be considered timely, but only with respect to any nominees for any new positions created by such increase, if it is received by the secretary of the Corporation at the principal executive offices of the Corporation no later than 5:00 p.m., Pacific time, the 10th day following the day on which such Public Announcement is first made. In no event shall the adjournment, rescheduling, postponement or other delay of an annual meeting, or any announcement thereof, commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above. In no event may a stockholder provide notice with respect to a greater number of director candidates than there are director seats subject to election by stockholders at the annual meeting. For purposes of Sections 2.05(a)(ii) and 2.05(b) of these bylaws, “Public Announcement” shall mean disclosure (x) in a press release reported by the Dow Jones News Service, the Associated Press, Business Wire, PR Newswire or any comparable national news service or (y) in a document publicly filed by the Corporation with the Securities and

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Exchange Commission pursuant to Section 13, 14 or 15(d) of the Securities Exchange Act of 1934, as amended (including the rules and regulations promulgated thereunder, the “Exchange Act”).

(iii) A stockholder’s notice to the secretary of the Corporation shall set forth (A) as to each person whom the stockholder proposes to nominate for election or reelection as a director all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act (including such person’s written consent to being named as a nominee of such stockholder, to being named in the Corporation’s proxy statement as a nominee and form of proxy pursuant to Rule 14a-19 under the Exchange Act (“Rule 14a-19”) and to serving as a director if elected), (B) as to any other business that the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend these bylaws, the text of the proposed amendment), the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made and (C) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made:

(1) the name and address of such stockholder (as they appear on the Corporation’s stock ledger) and of such beneficial owner and (i) any affiliate or associate (as such terms are defined for purposes of the Exchange Act) of the stockholder or beneficial owner and any other person acting in concert with any of the foregoing and (ii) any person controlling, controlled by or under common control with such stockholder or beneficial owner or their respective affiliates (collectively, “Stockholder Associated Persons”);

(2) the class or series and number of shares of capital stock of the Corporation which are held of record or are beneficially owned by such stockholder, the beneficial owner and by any Stockholder Associated Persons and a description of all purchases and sales of, or other transactions involving in any way, shares of capital stock of the Corporation by or on behalf of the stockholder and by or on behalf of any Stockholder Associated Person during the 24-month period prior to the date of the notice, including the date of the transactions, the class and number of shares and the consideration exchanged in each such transaction (without regard to whether such shares were or were not owned by the stockholder or any such person);

(3) a description of any agreement, arrangement or understanding between or among such stockholder, such beneficial owner and any Stockholder Associated Persons, and any other person or persons (including their names) in connection with the proposal of such nomination or other business;

(4) a description of any agreement, arrangement or understanding (including, regardless of the form of settlement, any derivative, long or short positions, profit interests, forwards, futures, swaps, options, warrants, convertible securities, stock appreciation or similar rights, hedging transactions and borrowed or loaned shares) that has been entered into by or on behalf of, or any other agreement, arrangement or understanding that has been made, the effect or intent of which is to create or mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of, such stockholder, such beneficial owner or any such Stockholder Associated Person or any proposed nominee identified in such stockholder’s notice with respect to the Corporation’s securities (a “Derivative Instrument”);

(5) to the extent not disclosed pursuant to clause (4) above, the principal amount of any indebtedness of the Corporation or any of its subsidiaries beneficially owned by such stockholder, such beneficial owner or by any Stockholder Associated Person, together with the title of the instrument under which such indebtedness was issued and a description of any Derivative Instrument entered into by or on behalf of such stockholder, such beneficial owner or such Stockholder Associated Person relating to the value or payment of any indebtedness of the Corporation or any such subsidiary;

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(6) a representation that the stockholder is a holder of record of stock of the Corporation as of the date of submission of such stockholder’s notice, is entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to bring such nomination or other business before the meeting; and

(7) a representation as to whether such stockholder, such beneficial owner or any such Stockholder Associated Person intends or is part of a group that intends to (i) deliver a proxy statement and/or form of proxy to holders of at least the percentage of the voting power of the Corporation’s outstanding capital stock required to approve or adopt the proposal (or, to extent relating to the nomination of a director, holders of at least 67% of the voting power of the Corporation’s outstanding capital stock), (ii) otherwise comply with Rule 14a-19, and/or (iii) otherwise to solicit proxies from stockholders in support of such proposal or nomination.

For a stockholder’s notice to be considered timely, the information required under clauses (C)(2), (3), (4) and (5) of the preceding sentence of this Section 2.05 shall be updated and supplemented by such stockholder and any such beneficial owner if necessary, so that the information provided or required to be provided in such notice is true and correct as of the record date for determining the stockholders entitled to notice of, and to vote at, the meeting and as of the date that is 10 business days prior to the meeting or any adjournment, rescheduling, postponement or other delay thereof. For purposes of these bylaws, the term “business day” shall mean any day other than a Saturday, Sunday or a legal holiday on which commercial banking institutions in Nevada are authorized to close for business. Any such update and supplement or additional information must be received by the secretary of the Corporation at the principal executive offices of the Corporation not later than five business days after the record date for the meeting (in the case of any update and supplement required to be made as of the record date), and not later than eight business days prior to the date for the meeting or any adjournment, rescheduling, postponement or other delay thereof (in the case of any update or supplement required to be made as of 10 business days prior to the meeting or any adjournment, rescheduling, postponement or other delay thereof). The failure to timely provide such update, supplement, evidence or additional information shall result in the nomination or proposal no longer being eligible for consideration at the meeting.

No later than five business days prior to the meeting or any adjournment, rescheduling, postponement or other delay thereof, a stockholder nominating individuals for election as a director will provide the Corporation with reasonable evidence that such stockholder has met the requirements of Rule 14a-19. If the nominating stockholder fails to comply with the requirements of Rule 14a-19 (including because the nominating stockholder fails to provide the Corporation with all information or notices required by Rule 14a-19), then the director nominees proposed by such stockholder shall be ineligible for election at the meeting and any votes or proxies in respect of such nomination shall be disregarded, notwithstanding that proxies may have been received by the Corporation and counted for the purposes of determining quorum.

For the avoidance of doubt, the obligation to update and supplement, or provide additional information or evidence, as set forth in these bylaws shall not limit the Corporation’s rights with respect to any deficiencies in any notice provided by a stockholder, extend any applicable deadlines pursuant to these bylaws or enable or be deemed to permit a stockholder who has previously submitted notice pursuant to these bylaws to amend or update any nomination or to submit any new nomination. No disclosure pursuant to these bylaws will be required with respect to the ordinary course business activities of any broker, dealer, commercial bank, trust company or other nominee who is the stockholder submitting a notice pursuant to this Section 2.05 solely because such broker, dealer, commercial bank, trust company or other nominee has been directed to prepare and submit the notice required by these bylaws on behalf of a beneficial owner.

In addition to the information required pursuant to Section 2.05(a)(iii)(A), to the extent that a stockholder proposes to nominate a person for election or reelection as a director, the stockholder’s notice shall also include (A) a completed questionnaire (in the form provided by the secretary of the Corporation upon request by the stockholder, which form will be provided by the secretary of the Corporation within 5 business days of receiving

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such request) signed by such nominee with respect to information of the type required by the Corporation’s questionnaires for directors and officers of the Corporation and which shall also include a representation and agreement that such nominee (1) is not and will not become a party to (x) any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any person or entity as to how such nominee, if elected as a director of the Corporation, will act or vote on any issue or question (a “Voting Commitment”) that has not been, or will not be within three business days thereafter, disclosed to the Corporation or (y) any Voting Commitment that could limit or interfere with the nominee’s ability to comply, if elected as a director of the Corporation, with such nominee’s fiduciary duties under Nevada Law, (2) is not and will not become a party to any agreement, arrangement or understanding with any person or entity other than the Corporation with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a director of the Corporation that has not been, or will not be within three business days thereafter, disclosed to the Corporation and (3) in such nominee’s individual capacity and on behalf of any person or entity on whose behalf the nomination is being made, would be in compliance, if elected as a director of the Corporation, and will comply, with Nevada Law and all applicable corporate governance, code of conduct and ethics, conflict of interest, corporate opportunities, confidentiality and stock ownership and trading policies and guidelines of the Corporation, (B) the classes or series of shares of stock of the Corporation that are owned (beneficially and of record) by or on behalf of such nominee as of the date of such notice, (C) a description of such nominee’s qualifications to be a director, (D) a statement as to whether such nominee would be an independent director, and the basis therefor, under the rules and listing standards of the securities exchange(s) upon which the stock of the Corporation is listed or traded, any applicable rules of the SEC or any publicly disclosed standards used by the board of directors (such as corporate governance guidelines), (E) a description of all direct and indirect compensation and other material monetary agreements, arrangements and understandings during the past three years, and any other material relationships, between or among the nominating stockholder and any Stockholder Associated Persons, on the one hand, and each nominee and any (i) any affiliate or associate (as such terms are defined for purposes of the Exchange Act) of the nominee and any other person acting in concert with any of the foregoing, (ii) any beneficial owner of shares of stock of the Corporation owned of record or beneficially by such nominee and (iii) any person controlling, controlled by or under common control with such person, on the other hand, including, without limitation, all information that would be required to be disclosed pursuant to Item 404 promulgated under Regulation S-K if the stockholder, any beneficial owner on whose behalf such nomination was made or any Stockholder Associated Person, were the “registrant” for purposes of such rule and the nominee were a director or executive officer of such registrant and (F) otherwise comply with Rule 14a-19.

Notwithstanding anything to the contrary, the notice requirements set forth herein with respect to the proposal of any business pursuant to this Section 2.05 other than a nomination shall be deemed satisfied by a stockholder if such stockholder has submitted a proposal to the Corporation in compliance with Rule 14a-8 promulgated under the Exchange Act and such stockholder’s proposal has been included in a proxy statement that has been prepared by the Corporation to solicit proxies for the meeting of stockholders.

(b) Special Meetings of Stockholders. Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the Corporation’s notice of meeting pursuant to Section 2.04. Nominations of persons for election to the board of directors of the Corporation at a special meeting of stockholders may be made by stockholders only if the election of directors is included as business to be brought before a special meeting in the Corporation’s notice of meeting and then only by any stockholder of the Corporation who is a stockholder of record at the time of giving of notice provided for in this Section 2.05(b) who shall be entitled to vote at the meeting and who complies with the notice procedures set forth in this Section 2.05(b). For nominations to be properly brought before a special meeting of stockholders by a stockholder pursuant to this Section 2.05(b), the stockholder must have given timely notice thereof in writing to the secretary of the Corporation. To be timely, a stockholder’s notice shall be delivered to or mailed and received by the secretary of the Corporation at the principal executive offices of the Corporation (A) not earlier than 8:00 a.m., Pacific time, on the 120th day prior to the date of the special meeting nor (B) later than the later of 5:00 p.m., Pacific time, on the 90th day prior to the date of the special meeting or, if the first Public Announcement of

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the date of such special meeting is less than 100 days prior to the date of such special meeting, the 10th day following the day on which Public Announcement of the date of the special meeting was first made. A stockholder’s notice to the secretary shall be properly brought only if it complies with the notice requirements of Section 2.05(a)(iii).

(c) General.

(i) At the request of the board of directors, any person nominated by the board of directors for election as a director shall furnish to the secretary of the Corporation the information that is required to be set forth in a stockholder’s notice of nomination that pertains to the nominee. No person shall be eligible to be nominated by a stockholder to serve as a director of the Corporation unless nominated in accordance with the procedures set forth in this Section 2.05. No business shall be conducted at a stockholder meeting except in accordance with the procedures set forth in Section 2.03 and this Section 2.05. The chair of the meeting shall, if the facts warrant, determine and declare to the meeting that a nomination was not made in accordance with the procedures prescribed by these bylaws or that business was not properly brought before the meeting, and if he or she should so determine and declare, the defective nomination shall be disregarded or such business shall not be transacted, as the case may be. Notwithstanding the foregoing provisions of this Section 2.05, unless otherwise required by law, if the stockholder (or a qualified representative of the stockholder) does not appear at the annual or special meeting of stockholders of the Corporation to present a nomination or other proposed business, such nomination shall be disregarded or such proposed business shall not be transacted, as the case may be, notwithstanding that proxies in respect of such vote may have been received by the Corporation and counted for purposes of determining a quorum. For purposes of this Section 2.05, to be considered a qualified representative of the stockholder, a person must be a duly authorized officer, manager or partner of such stockholder or must be authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of stockholders.

(ii) Without limiting the foregoing provisions of this Section 2.05, a stockholder shall also comply with all applicable requirements of the Exchange Act with respect to the matters set forth in this Section 2.05; provided, however, that any references in these bylaws to the Exchange Act are not intended to and shall not limit any requirements applicable to nominations or proposals as to any other business to be considered pursuant to this Section 2.05, and compliance with Section 2.05(a) or (b) shall be the exclusive means for a stockholder to make nominations or submit other business (other than as provided in the last paragraph of Section 2.05(a)).

Section 2.06. Quorum. Unless otherwise provided in Nevada Law, the articles of incorporation, these bylaws or the rules of any applicable stock exchange on which the Corporation’s securities are listed, the presence, in person or by proxy (regardless of whether the proxy has authority to vote on any matter), of the holders of a majority of the voting power of all outstanding capital stock of the Corporation entitled to vote at a meeting of stockholders shall constitute a quorum for the transaction of business. If, however, such quorum shall not be present at any meeting of the stockholders, either the chair of the meeting or holders of a majority in voting power of the shares of capital stock of the Corporation present in person or represented by proxy may adjourn the meeting, without notice other than announcement at the meeting, until a quorum shall be present. At such adjourned meeting at which a quorum shall be present any business may be transacted which might have been transacted at the meeting as originally notified.

Section 2.07. Voting. (a) Any share of capital stock of the Corporation held by the Corporation shall have no voting rights. If a quorum is present, unless the articles of incorporation, these bylaws, the rules of any applicable stock exchange on which the Corporation’s securities are listed, Nevada Law or other applicable law provide for a different proportion, action by the stockholders entitled to vote on a matter other than the election of directors, is approved by and is the act of the stockholders if the number of votes cast in favor of the action exceeds the votes cast in opposition to the action, unless voting by classes or series is required for any action of

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the stockholders by Nevada Law, the articles of incorporation, these bylaws or the rules of any applicable stock exchange on which the Corporation’s securities are listed, in which case the number of votes cast in favor of the action by the voting power of each such class or series must exceed the number of votes cast in opposition to the action by the voting power of each such class or series. If a quorum is present, and subject to the rights of the holders of any series of preferred stock to elect additional directors under specific circumstances, directors shall be elected by a plurality of the voting power of shares of capital stock of the Corporation present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

(b) Each stockholder entitled to vote at a meeting of stockholders may authorize another person or persons to act for such stockholder by proxy, appointed by an instrument in writing, subscribed by such stockholder or by his attorney thereunto authorized, or by proxy sent by cable, telegram or by any means of electronic communication permitted by law, which results in a writing from such stockholder or by his attorney, and delivered to the secretary of the meeting. If a stockholder designates two or more persons to act as proxies, then a majority of those persons present at a meeting has and may exercise all of the powers conferred by the stockholder or, if only one is present, then that one has and may exercise all of the powers conferred by the stockholder, unless the stockholder’s designation of proxy provides otherwise. No proxy shall be voted after six months from its date, unless said proxy provides for a longer period (which may not exceed seven years from the date of its creation, unless the proxy is deemed irrevocable in accordance with Nevada Law), subject to and in accordance with Nevada Law.

(c) Votes may be cast by any stockholder entitled to vote in person or by his or her proxy. In determining the number of votes cast for or against a proposal or nominee, shares abstaining from voting on a matter (including elections) and broker non-votes will not be treated as votes cast.

Section 2.08. Organization. At each meeting of stockholders, the director or officer designated by the board of directors prior to such meeting or, if one shall not have been designated, the chair of the board of directors, shall act as chair of the meeting. The secretary (or in the secretary’s absence or inability to act, the person whom the chair of the meeting shall appoint secretary of the meeting) shall act as secretary of the meeting and keep the minutes thereof.

Section 2.09. Order of Business. Except as otherwise provided pursuant to Section 2.10, the order of business at all meetings of stockholders shall be as determined by the chair of the meeting.

Section 2.10. Conduct of Meetings. The board of directors may adopt such rules and procedures for the conduct of stockholder meetings as it deems appropriate. At each meeting of stockholder, the chair of the meeting shall preside over the meeting. Except to the extent inconsistent with the rules and procedures as adopted by the board of directors, the person presiding over the meeting of stockholders shall have the right and authority to convene, adjourn and reconvene the meeting from time to time, to prescribe such additional rules and procedures and to do all such acts as, in the judgment of such person, are appropriate for the proper conduct of the meeting. Such rules and procedures, whether adopted by the board of directors or prescribed by the person presiding over the meeting, may include (a) the establishment of an agenda or order of business for the meeting, (b) rules and procedures for maintaining order at the meeting and the safety of those present, (c) limitations on attendance at or participation in the meeting to stockholders of record of the Corporation, their duly authorized and constituted proxies or such other persons as the person presiding over the meeting shall determine, (d) restrictions on entry to the meeting after the time fixed for the commencement thereof and (e) limitations on the time allotted to questions or comments by participants. The person presiding over any meeting of stockholders, in addition to making any other determinations that may be appropriate to the conduct of the meeting, may determine and declare to the meeting that a matter or business was not properly brought before the meeting and if such presiding person should so determine, he or she shall so declare to the meeting and any such matter or business not properly brought before the meeting shall not be transacted or considered.

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ARTICLE 3

BOARD OF DIRECTORS

Section 3.01. General Powers. Except as otherwise provided in Nevada Law or the articles of incorporation, the business and affairs of the Corporation shall be managed by or under the direction of the board of directors.

Section 3.02. Number, Election, Classes, Term of Office. (a) Subject to the terms of any series of Preferred Stock entitled to separately elect directors, the board of directors shall initially consist of [five] directors and thereafter shall be determined from time to time solely by resolution adopted by the board of directors.

(b) Except as otherwise provided in the articles of incorporation or in the terms of any series of Preferred Stock entitled to separately elect directors, the directors shall be divided into three classes, designated Class I, Class II and Class III. Each class shall consist, as nearly as may be possible, of one-third of the total number of directors constituting the entire board of directors. Except as otherwise provided in the articles of incorporation, each director shall serve for a term ending on the date of the third annual meeting of stockholders next following the annual meeting at which such director was elected; provided that directors initially designated as Class I directors shall serve for a term ending on the date of the first annual meeting following the Business Combination Closing Date (as such term is defined in the articles of incorporation), directors initially designated as Class II directors shall serve for a term ending on the second annual meeting following the Business Combination Closing Date, and directors initially designated as Class III directors shall serve for a term ending on the date of the third annual meeting following the Business Combination Closing Date.

(c) Except as otherwise provided in the articles of incorporation, each director shall hold office until such director’s successor shall have been duly elected and qualified or until such director’s earlier death, resignation or removal and for a term that shall coincide with the term of the class to which such director shall have been elected. Directors need not be stockholders.

Section 3.03. Quorum and Manner of Acting. Unless the articles of incorporation or these bylaws require a greater number, a majority of the total number of directors shall constitute a quorum for the transaction of business, and the affirmative vote of a majority of the directors present at a meeting at which a quorum is present shall be the act of the board of directors. When a meeting is adjourned to another time or place (whether or not a quorum is present), notice need not be given of the adjourned meeting if the time and physical location hereof, if any, and the means of remote communications, if any, are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the board of directors may transact any business which might have been transacted at the original meeting. If a quorum shall not be present at any meeting of the board of directors, the directors present thereat may adjourn the meeting, from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

Section 3.04. Time and Place of Meetings. The board of directors shall hold its meetings at such physical location, if any, either within or without the State of Nevada, or by means of remote communication, and at such time as may be determined from time to time by the board of directors (or the chair in the absence of a determination by the board of directors).

Section 3.05. Annual Meeting. The board of directors shall meet for the purpose of organization, the election of officers and the transaction of other business, as soon as practicable after each annual meeting of stockholders. Notice of such meeting need not be given. In the event such annual meeting is not held on the same day and at the same physical location, if any, as the annual meeting of stockholders, the annual meeting of the board of directors may be held at such physical location, if any, either within or without the State of Nevada, on such date and at such time as shall be specified in a notice thereof given as hereinafter provided in Section 3.07 or in a waiver of notice thereof signed by any director who chooses to waive the requirement of notice.

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Section 3.06. Regular Meetings. After the physical location, if any, and time of regular meetings of the board of directors shall have been determined and notice thereof shall have been once given to each member of the board of directors, regular meetings may be held without further notice being given.

Section 3.07. Special Meetings. Special meetings of the board of directors may be called by the chair of the board of directors or the chief executive officer and shall be called by the secretary on the written request of at least two directors. Notice of special meetings of the board of directors shall be given to each director at least 24 hours before the time of the holding of the meeting. Such notice shall be deemed given (i) by facsimile when directed to a number consented to by the director to receive notice, (ii) by e-mail when directed to an e-mail address designated or used by the director to receive notice, (iii) by posting on an electronic network together with a separate notice to the director of the specific posting on the later of the specific posting or the giving of the separate notice or (iv) by any other electronic transmission as consented to by and when directed to the director. The notice need not state the physical location, if any, of the special meeting (if the meeting is to be held at the Corporation’s principal executive offices) nor the purpose of the meeting, unless required by law.

Section 3.08. Committees. (a) The board of directors may designate one or more committees, each committee to consist of one or more of the directors of the Corporation. The board of directors will have at least three standing committees, including an audit committee, a compensation committee and a nominating and governance committee. The board of directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the board of directors to act at the meeting in the place of any such absent or disqualified member. Any committee of the board of directors, to the extent provided in the resolution of the board of directors, shall have and may exercise all the powers and authority of the board of directors in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it. Each committee shall keep regular minutes of its meetings and report the same to the board of directors when required.

(b) Unless otherwise provided in the articles of incorporation, these bylaws or the resolution of the board of directors designating the committee, a committee may create one or more subcommittees consisting of one or more members of such committee and delegate to such subcommittee any or all of the powers and authority of the committee.

(c) Unless the board of directors otherwise provides, each committee designated by the board of directors may make, alter and repeal rules for the conduct of its business. In the absence of such rules, each committee shall conduct its business in the same manner as the board of directors conducts its business pursuant to this Article 3.

Section 3.09. Action by Consent. Unless otherwise restricted by the articles of incorporation or these bylaws, any action required or permitted to be taken at any meeting of the board of directors or of any committee thereof may be taken without a meeting, if all members of the board of directors or committee, as the case may be (other than any director(s) abstaining in writing pursuant to and in accordance with NRS 78.315(2)), consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions, are filed with the minutes of proceedings of the board of directors or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

Section 3.10. Telephonic and Electronic Meetings. Unless otherwise restricted by the articles of incorporation or these bylaws, members of the board of directors, or any committee designated by the board of directors, may participate in a meeting of the board of directors, or such committee, as the case may be, by means of conference telephone or other communications equipment (including any means of remote communications

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permitted under Nevada Law) by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

Section 3.11. Resignation. Any director may resign at any time by giving notice in writing or by electronic transmission to the board of directors or to the secretary of the Corporation. The resignation of any director shall take effect upon receipt of notice thereof or at such later time as shall be specified in such notice; and unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

Section 3.12. Vacancies. Vacancies on the board of directors resulting from death, resignation, removal or otherwise and newly created directorships resulting from any increase in the number of directors shall, except as otherwise required by law or as set forth in the articles of incorporation, be filled solely by a majority of the directors then in office (although less than a quorum) or by the sole remaining director, and each director so elected shall hold office for a term that shall coincide with the term of the class to which such director shall have been elected. If there are no directors in office, then an election of directors may be held in accordance with Nevada Law.

Section 3.13. Removal. Directors may only be removed from office in the manner set forth in the articles of incorporation. Any vacancies created by any such removal may be filled in accordance with Section 3.12 herein.

Section 3.14. Compensation. Unless otherwise restricted by the articles of incorporation or these bylaws, the board of directors shall have authority to fix the compensation of directors, including fees and reimbursement of expenses.

Section 3.15. Organization. Meetings of the board of directors shall be presided over by the chair of the board of directors, or in the absence of the chair of the board of directors by the vice chair, or in his or her absence by a chair chosen at the meeting. The secretary, or in the absence of the secretary an assistant secretary, shall act as secretary of the meeting, but in the absence of the secretary and any assistant secretary, the chair of the meeting may appoint any person to act as secretary of the meeting. The order of business at each such meeting shall be as determined by the chair of the meeting.

ARTICLE 4

OFFICERS

Section 4.01. Principal Officers. The principal officers of the Corporation shall be a chief executive officer, a chief financial officer, one or more executive vice presidents, a secretary who shall have the duty, among other things, to record the proceedings of the meetings of stockholders and directors in a book kept for that purpose and any other officers as may be required under Nevada Law. Subject to Section 3.01, the chief executive officer shall conduct and direct generally all the day-to-day business and affairs of the Corporation. The Corporation may also have such other principal officers as the board of directors may in its discretion appoint. One person may hold the offices and perform the duties of any two or more of said offices, except that no one person shall hold the offices and perform the duties of chief executive officer and secretary.

Section 4.02. Election, Term of Office and Remuneration. The principal officers of the Corporation shall be elected annually by the board of directors at the annual meeting thereof. Each such officer shall hold office until his or her successor is elected and qualified, or until his or her earlier death, resignation or removal. The remuneration of all principal officers of the Corporation shall be fixed by the board of directors. Any vacancy in any office shall be filled in such manner as the board of directors shall determine.

Section 4.03. Subordinate Officers. In addition to the principal officers enumerated in Section 4.01, the Corporation may have one or more assistant secretaries and such other subordinate officers, agents and

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employees as the board of directors may deem necessary, each of whom shall hold office for such period as the board of directors may from time to time determine. The board of directors may delegate to any principal officer the power to appoint, fix the compensation of and remove any such subordinate officers, agents or employees.

Section 4.04. Removal. In addition to the authority granted pursuant to Section 4.03 with respect to subordinate officers, any officer may be removed, with or without cause, at any time, by resolution adopted by the board of directors.

Section 4.05. Resignations. Any officer may resign at any time by giving written notice to the Corporation. The resignation of any officer shall take effect upon receipt of notice thereof or at such later time as shall be specified in such notice; and unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

Section 4.06. Powers and Duties. The officers of the Corporation shall have such powers and perform such duties incident to each of their respective offices and such other duties as may from time to time be conferred upon or assigned to them by the board of directors.

ARTICLE 5

CAPITAL STOCK

Section 5.01. Certificates For Stock; Uncertificated Shares. The shares of the Corporation’s capital stock shall be uncertificated; provided that the board of directors of the Corporation may provide by resolution or resolutions that some or all of any or all classes or series of its stock shall be represented by one or more certificates. Except as otherwise provided by law, the rights and obligations of the holders of uncertificated shares and the rights and obligations of the holders of shares of the same class and series represented by certificates shall be identical. Every holder of stock represented by certificates shall be entitled to have a certificate signed by or in the name of the Corporation by any officers or agents so authorized by the board of directors representing the number of shares registered in certificate form. Any or all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if such person were such officer, transfer agent or registrar at the date of issue.

Section 5.02. Transfer of Shares. Shares of the stock of the Corporation may be transferred on the record of stockholders of the Corporation by the holder thereof or by such holder’s duly authorized attorney upon surrender of a certificate therefor properly endorsed or upon receipt of proper transfer instructions from the registered holder of uncertificated shares or by such holder’s duly authorized attorney and upon compliance with appropriate procedures for transferring shares in uncertificated form, unless waived by the Corporation.

Section 5.03. Authority for Additional Rules Regarding Transfer. The board of directors shall have the power and authority to make all such rules and regulations, not inconsistent with these bylaws, as they may deem expedient concerning the issue, transfer and registration of certificated or uncertificated shares of the stock of the Corporation, as well as for the issuance of new certificates in lieu of those which may be lost or destroyed, and may require of any stockholder requesting replacement of lost or destroyed certificates, bond in such amount and in such form as they may deem expedient to indemnify the Corporation and the transfer agents and registrars of its stock against any claims arising in connection therewith.

Section 5.04. Inapplicability of Controlling Interest Statutes. The provisions of NRS 78.378 to 78.3793, inclusive, or any successor statutes, relating to acquisitions of controlling interests in the Corporation shall not apply to the Corporation or to any acquisition of any shares of the Corporation’s capital stock.

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ARTICLE 6

EXCLUSIVE JURISDICTION

Section 6.01. To the fullest extent permitted by Nevada Law, and unless the Corporation consents in writing to the selection of an alternative forum, the Eighth Judicial District Court of Clark County, Nevada, shall be the sole and exclusive forum for any actions, suits or proceedings, whether civil, administrative or investigative, (a) brought in the name or right of the Corporation or on its behalf, (b) asserting a claim for or based upon any breach of any fiduciary duty owed by any current or former director, officer or controlling stockholder of the Corporation in such capacity, (c) for any other internal action (as defined in NRS 78.046), including any action asserting a claim against the Corporation arising pursuant to, or to interpret, apply, enforce or determine the validity of, any provision of NRS Title 7 (including NRS Chapters 78 and 92A), the articles of incorporation, these bylaws or any agreement entered into pursuant to NRS 78.365 to which the corporation is a party or a stated beneficiary thereof, or (d) asserting a claim governed by the internal affairs doctrine; provided that such exclusive forum provisions will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. In the event that the Eighth Judicial District Court of Clark County, Nevada does not have jurisdiction over any such action, suit or proceeding, then any other state district court located in the State of Nevada shall be the sole and exclusive forum therefor and in the event that no state district court in the State of Nevada has jurisdiction over any such action, suit or proceeding, then a federal court located within the State of Nevada shall be the sole and exclusive forum therefor. Unless the Corporation consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the sole and exclusive forum for the resolution of any claim asserting a cause of action arising under the Securities Act of 1933, as amended. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and, to the fullest extent permitted by law, to have consented to the provisions of this Article 6.

ARTICLE 7

GENERAL PROVISIONS

Section 7.01. Fixing the Record Date. (a) In order that the Corporation may determine the stockholders entitled to notice of any meeting of stockholders or any adjournment thereof, the board of directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the board of directors, and which record date shall not be more than 60 nor less than 10 days before the date of such meeting. If the board of directors so fixes a record date for notice of any meeting of stockholders, such date shall also be the record date for determining the stockholders entitled to vote at such meeting. If no record date is fixed by the board of directors, the record date for determining stockholders entitled to notice of and to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of and to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided that the board of directors may fix a new record date for determination of stockholders entitled to notice of, and to vote at, the adjourned meeting in accordance with the foregoing provisions of this Section 7.01(a).

(b) In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the board of directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than 60 days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the board of directors adopts the resolution relating thereto.

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Section 7.02. Dividends and Other Distributions. Subject to limitations contained in Nevada Law and the articles of incorporation, if any, the board of directors may declare and pay dividends and other distributions upon the shares of capital stock of the Corporation, which dividends or other distributions may be paid either in cash, in property or in shares of the capital stock of the Corporation.

Section 7.03. Year. The fiscal year of the Corporation shall be fixed by resolution of the board of directors.

Section 7.04. Representation of Securities Owned by the Corporation. The chair of the board, the chief executive officer or any other person authorized by the board of directors, the chair of the board or the chief executive officer may vote, represent and exercise on behalf of the Corporation all rights incident to any and all shares or other securities of, or interests in, or issued by, any other entity or entities, and all rights incident to any management authority conferred on the Corporation in accordance with the governing documents of any entity or entities, standing in the name of the Corporation, including the right to act by written consent. The authority granted herein may be exercised either by such person directly or by any other person authorized to do so by proxy or power of attorney duly executed by such person having the authority.

Section 7.05. Amendments. The board of directors shall have the non-exclusive power, and is expressly authorized, to adopt, amend or repeal, in whole or in part, these bylaws. In addition, these bylaws or any of them, may be altered, amended or repealed, or new bylaws may be made, by the affirmative vote of stockholders holding at least 66 2/3% of the outstanding voting power of the Corporation entitled to vote thereon, voting together as a single class, at any annual or special meeting.

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Annex E

FORM OF

AMENDED AND RESTATED

REGISTRATION RIGHTS AGREEMENT

THIS AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT (this “Agreement”), dated as of [●], 2025 (the “Effective Date”), is made and entered into by and among Evernorth Holdings Inc., a Nevada corporation (“Pubco”), Armada Acquisition Corp. II, a Delaware corporation (the “SPAC”), Arrington XRP Capital Fund, LP, a Delaware limited partnership (the “Sponsor”), Cohen and Company Capital Markets, a division of J.V.B. Financial Group, LLC (“CCM”), and Northland Securities, Inc. (“Northland”, and together with the SPAC, the Sponsor and CCM, the “Holders” and each, a “Holder”). Capitalized terms used but not defined herein shall have the meaning ascribed to such term in the Business Combination Agreement entered into by and among the SPAC, Pubco, Evernorth Corporate Merger Sub Inc., Pathfinder Digital Assets LLC, Evernorth Company Merger Sub LLC and Ripple Labs Inc., a Delaware corporation, on or about the date hereof (as may be amended from time to time, the “Business Combination Agreement”).

WHEREAS, the SPAC, Armada Sponsor II, LLC, a Delaware limited liability company (the “Original Sponsor”), Northland and CCM entered into the Registration Rights Agreement dated May 20, 2025 (as amended, the “Prior Agreement”).

WHEREAS, on August 12, 2025, the SPAC entered into a Sponsor Securities Purchase Agreement (the “Purchase Agreement”) with the Original Sponsor and the Sponsor, pursuant to which the Original Sponsor agreed to sell to the Sponsor, and the Sponsor agreed to purchase from the Original Sponsor, an aggregate of 7,880,000 SPAC Class B Shares, 400,000 SPAC Class A Shares, and 200,000 private placement warrants of the SPAC for an aggregate purchase price of $6,600,000 (such transaction, the “New Sponsor Purchase”).

WHEREAS, on August 28, 2025, the New Sponsor Purchase was completed pursuant to the terms of the Purchase Agreement, and the Sponsor entered into a joinder to the Prior Agreement pursuant to which the Sponsor agreed, among other things, to join as a party to the Prior Agreement.

WHEREAS, the SPAC, the Sponsor and Pubco are parties to the Business Combination Agreement pursuant to which the parties thereto undertook certain transactions described in the Business Combination Agreement and agreed to take certain other actions, including the execution and delivery of this Agreement by the undersigned parties.

WHEREAS, the written consent of the SPAC and the Holders of at least a majority in interest of the Registrable Securities (as defined in the Prior Agreement) at the time in question, including Northland and CCM, is required to amend the Prior Agreement (the “Requisite Parties”).

WHEREAS, the undersigned Holders, constituting the Requisite Parties, desire to amend and restate the Prior Agreement in it is entirety and to accept the rights set forth herein in lieu of the rights provided pursuant to the Prior Agreement.

NOW, THEREFORE, in consideration of the mutual representations, covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree that the Prior Agreement is hereby amended and restated in its entirety, as of and contingent upon the closing of the Business Combination as follows:

ARTICLE I

DEFINITIONS

1.1 Definitions. The terms defined in this Article I shall, for all purposes of this Agreement, have the respective meanings set forth below:

“Additional Holder” has the meaning given in Section 5.11.

“Additional Holder Common Stock” has the meaning given in Section 5.11.

“Adverse Disclosure” means any public disclosure of material non-public information, which disclosure, in the good faith judgment of the Chief Executive Officer or the Chief Financial Officer of Pubco or the Board, in each case, after consultation with counsel to Pubco, (i) would be required to be made in any Registration Statement or Prospectus in order for the applicable Registration Statement or Prospectus not to contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein (in the case of any Prospectus and any preliminary Prospectus, in the light of the circumstances under which they were made) not misleading, (ii) would not be required to be made at such time if the Registration Statement were not being filed, declared effective or used, as the case may be, and (iii) Pubco has a bona fide business purpose for not making such information public.

“Agreement” has the meaning given in the Preamble to this Agreement.

“Board” means the board of directors of Pubco.

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by Law to close.

“Closing” has the meaning given in the Business Combination Agreement.

“Closing Date” has the meaning given in the Business Combination Agreement.

“Commission” means the U.S. Securities and Exchange Commission.

“Common Stock” means the shares of common stock, par value $0.001 per share, of Pubco; provided that from and after the Closing Date, Common Stock shall refer to, collectively, the Pubco Class A Common Stock, the Pubco Class B Common Stock and the Pubco Class C Common Stock, which shall have the terms set forth in the Business Combination Agreement.

“Demanding Holder” has the meaning given in Section 2.1.4.

“DTC” means the Depository Trust Company.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as it may be amended from time to time.

“FINRA” means the Financial Industry Regulatory Authority, Inc.

“Form S-1 Shelf” has the meaning given in Section 2.1.1.

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“Form S-3 Shelf” has the meaning given in Section 2.1.1.

“Governmental Authority” means any federal, state, provincial, municipal, local, foreign or other governmental, quasi-governmental, regulatory or administrative body, instrumentality, department or agency or any court, tribunal, administrative hearing body, arbitral body, commission, or other similar dispute-resolving panel or body (public or private).

“Holder” and “Holders,” with respect to any Person, has the meaning given in the Preamble to this Agreement, in each case, for so long as such Person holds any Registrable Securities.

“Holder Information” has the meaning given in Section 4.1.2.

“In-Kind Distribution” has the meaning given in Section 5.14.

“Joinder” has the meaning given in Section 5.11.

“Law” means any federal, state, local, municipal, foreign or other constitution, law, statute, act, legislation, principle of common law, ordinance, code, edict, decree, proclamation, treaty, convention, rule, regulation, directive, requirement, writ, injunction, settlement, ordinance, regulation, order or consent, in each case, issued, enacted, adopted, passed, approved, promulgated, made, implemented or otherwise put into effect by or under the authority of any Governmental Authority.

“Lock-Up Agreement” has the meaning given in the Business Combination Agreement.

“Lock-Up Period” means the restricted period set forth in the applicable Lock-Up Agreement with respect to a Holder.

“LP Distribution” has the meaning given in Section 3.1.17.

“LP Distribution Notice” has the meaning given in Section 3.1.17.

“Maximum Number of Securities” has the meaning given in Section 2.1.5.

“Minimum Takedown Threshold” has the meaning given in Section 2.1.4.

“Misstatement” means an untrue statement of a material fact or an omission to state a material fact required to be stated in a Registration Statement or Prospectus, or necessary to make the statements in a Registration Statement or Prospectus (in the case of a Prospectus or any preliminary Prospectus, in the light of the circumstances under which they were made) not misleading.

“Other Coordinated Offering” has the meaning given in Section 2.4.1.

“Permitted Transferees” means persons to whom a holder of Registrable Securities is permitted to transfer such Registrable Securities prior to the expiration of the applicable Lock-Up Period pursuant to the Lock-Up Agreement.

“Person” an individual, corporation, company, exempted company, partnership (including a general partnership, exempted limited partnership, limited partnership or limited liability partnership), limited liability company, association, trust or other entity or organization, including a government, domestic or foreign, or political subdivision of any government, or an agency or instrumentality of any government.

“Piggyback Registration” has the meaning given in Section 2.2.1.

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“Prospectus” means the prospectus included in any Registration Statement, as supplemented by all prospectus supplements and as amended by all post-effective amendments and including all material incorporated by reference in such prospectus.

“Pubco” has the meaning given in the Preamble to this Agreement and includes Pubco’s successors by recapitalization, merger, consolidation, spin-off, reorganization or similar transaction.

“Pubco Warrant” has the meaning given in the Business Combination Agreement.

“Registrable Security” means (i) the Common Stock issued or issuable to a Holder as of the SPAC Merger Effective Time, (ii) the Common Stock issued or issuable upon exercise of any Pubco Warrant issued to a Holder as of the SPAC Merger Effective Time, (iii) any Common Stock issued or issuable upon the exercise of any other equity security of Pubco held by a Holder as of the date of the SPAC Merger Effective Time, and (iv) any other equity security of Pubco issued or issuable with respect to any securities referenced in clause (i), (ii), (iii), or (iv) above by way of a stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation, spin-off, reorganization or similar transaction. Notwithstanding the foregoing, any Registrable Securities shall cease to be Registrable Securities upon the earliest to occur of the following events: (a) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been sold, transferred, disposed of or exchanged to or with the public in accordance with such Registration Statement; (b) such securities shall have been otherwise transferred, new certificates for such securities not bearing (or book-entry positions not subject to) a legend restricting further transfer shall have been delivered by Pubco and subsequent public distribution of such securities shall not require registration under the Securities Act; (c) such securities shall have ceased to be outstanding; (d) such securities may be sold without registration pursuant to Rule 144 with no volume or manner of sale restrictions or limitations; (e) such securities have been sold to, or through, a broker, dealer or underwriter in a public distribution or other public securities transaction; or (f) such securities have otherwise ceased to be held by a Holder or such Holder’s successors and Permitted Transferees in accordance with Section 5.2. Notwithstanding the forgoing, if at any time Pubco fails to file any required reports under Section 13 or 15(d) of the Exchange Act with the Commission such that Pubco is not in compliance with Rule 144(c)(1) or Rule 144(i)(2), as applicable, and as a result a Holder is unable to sell Pubco securities that ceased to be Registrable Securities pursuant to clause (d) of the prior sentence without restriction under Rule 144, such Pubco securities shall continue to qualify as Registrable Securities.

“Registration” means a registration, including any related Shelf Takedown, effected by preparing and filing a Registration Statement, Prospectus or similar document in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and such registration statement becoming effective.

“Registration Expenses” means the documented, out-of-pocket expenses in connection with a Registration incurred by Pubco, including the following:

(A) all registration and filing fees (including fees with respect to filings required to be made with FINRA) and any national securities exchange on which the Common Stock or Warrants are then listed;

(B) fees and expenses in connection with compliance with securities or blue sky laws (including reasonable and documented out-of-pocket fees and disbursements of outside counsel for the Underwriters in connection with blue sky qualifications of Registrable Securities);

(C) printing, messenger, telephone and delivery expenses;

(D) reasonable fees and disbursements of counsel for Pubco;

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(E) reasonable fees and disbursements of all independent registered public accountants of Pubco incurred specifically in connection with such Registration; and

(F) reasonable and documented out-of-pocket fees and expenses of one (1) legal counsel selected by the majority in interest of Registrable Securities held by each of (i) the Demanding Holders in an Underwritten Offering or Other Coordinated Offering or (ii) the Holders participating in a Piggyback Registration, as applicable.

“Registration Statement” means any registration statement that covers Registrable Securities pursuant to the provisions of this Agreement, including any Shelf, and, in each case, including the Prospectus included in such registration statement, amendments (including post-effective amendments) and supplements to such registration statement and all exhibits to, and all material incorporated by reference in, such registration statement.

“Requesting Holders” has the meaning given in Section 2.1.5.

“Rule 144” means Rule 144 promulgated under the Securities Act, as amended from time to time, or any similar successor rule to Rule 144 that may be promulgated by the Commission.

“Securities Act” means the U.S. Securities Act of 1933, as amended from time to time.

“Shelf” means the Form S-1 Shelf, the Form S-3 Shelf or any Subsequent Shelf Registration, as the case may be.

“Shelf Registration” means a registration of securities pursuant to a registration statement filed with the Commission in accordance with and pursuant to Rule 415 promulgated under the Securities Act, as amended from time to time, or any similar successor rule to Rule 415 that may be promulgated by the Commission.

“Shelf Takedown” means an Underwritten Shelf Takedown or any proposed transfer or sale using a Registration Statement, including a Piggyback Registration.

“Sponsor” has the meaning given in the Recitals to this Agreement.

“SPAC Merger Effective Time” has the meaning given in the Business Combination Agreement.

“Subsequent Shelf Registration” has the meaning given in Section 2.1.2.

“Transfer” means the (i) sale or assignment of, offer to sell, contract or agreement to sell, hypothecation, loan, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act with respect to, any security, (ii) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (iii) public announcement of any intention to effect any transaction specified in clause (i) or (ii).

“Underwriter” means a securities dealer who purchases any Registrable Securities as principal in an Underwritten Offering and not as part of such dealer’s market-making activities.

“Underwritten Offering” means a Registration in which securities of Pubco are sold to an Underwriter in a firm commitment underwriting for distribution to the public.

“Underwritten Shelf Takedown” has the meaning given in Section 2.1.4.

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“Warrants” means the Pubco Warrants (as defined in the Business Combination Agreement).

“Withdrawal Notice” has the meaning given in Section 2.1.6.

“Yearly Limit” has the meaning given in Section 2.1.4.

ARTICLE II

REGISTRATIONS AND OFFERINGS

2.1 Shelf Registration.

2.1.1 Filing. Pubco shall, subject to Section 3.4, submit or file with the Commission (at Pubco’s sole cost and expense) within 30 days of the Closing Date a Registration Statement for a Shelf Registration on Form S-1 (the “Form S-1 Shelf”) or, if Pubco is eligible to use a Registration Statement on Form S-3, a Shelf Registration on Form S-3 (the “Form S-3 Shelf”), in each case, covering the resale of all Registrable Securities (determined as of two (2) Business Days prior to such submission or filing) requested to be included therein on a delayed or continuous basis and shall use its commercially reasonable efforts to have such Shelf declared effective as soon as reasonably practicable after such filing, but no later than the earlier of (a) the 150th calendar day following the filing date (the “Initial Shelf Effectiveness Deadline”) if the Commission notifies Pubco that it will “review” the Registration Statement and (b) the tenth business day after the date Pubco is notified (orally or in writing, whichever is earlier) by the Commission that the Registration Statement will not be “reviewed” or will not be subject to further review provided, further, that (i) if the Initial Shelf Effectiveness Deadline falls on a Saturday, Sunday or other day that the Commission is closed for business, the Initial Shelf Effectiveness Deadline shall be extended to the next Business Day on which the Commission is open for business and (ii) if the Commission is closed for operations due to a government shutdown, the Initial Shelf Effectiveness Deadline shall be extended by the same number of calendar days as the number of calendar days during which the Commission remains closed. Such Shelf shall provide for the resale of the Registrable Securities included in the Shelf pursuant to any method or combination of methods legally available to, and requested by, any Holder named in the Shelf. Notwithstanding the foregoing, Pubco’s obligations to include the Registrable Securities held by a Holder in such Shelf are contingent upon such Holder furnishing in writing to Pubco such information regarding the Holder, the securities of Pubco held by the Holder and the intended method of disposition of the Registrable Securities as shall be reasonably requested by Pubco to effect the registration of the Registrable Securities at least five (5) Business Days in advance of any filing. Subject to Sections 2.1.3 and 3.4, Pubco shall maintain a Shelf in accordance with the terms of this Agreement, and shall prepare and file with the Commission such amendments, including post-effective amendments, and supplements as may be necessary to keep a Shelf continuously effective, available for use to permit the Holders named in such Shelf to sell their Registrable Securities included in such Shelf and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities included thereon. If requested by a Holder, in the event Pubco files a Form S-1 Shelf, Pubco shall use its commercially reasonable efforts to convert the Form S-1 Shelf (and any Subsequent Shelf Registration) to a Form S-3 Shelf as soon as reasonably practicable after Pubco is eligible to use Form S-3; provided, however, that Pubco shall not be obligated to effect any such Registration if the Holders of Registrable Securities, together with the Holders of any other equity securities of Pubco entitled to inclusion in such Registration, propose to sell the Registrable Securities and such other equity securities (if any) at any aggregate price to the public expected by such Holders to be less than $10,000,000.

2.1.2 Subsequent Shelf Registration. If any Shelf ceases to be effective under the Securities Act for any reason at any time while Registrable Securities are still outstanding, Pubco shall, subject to Section 3.4, use its commercially reasonable efforts to, as promptly as reasonably practicable, cause such Shelf to again become effective under the Securities Act (including using its commercially reasonable efforts to obtain the prompt withdrawal of any order suspending the effectiveness of such Shelf), and shall use its commercially reasonable efforts to, as promptly as reasonably practicable, amend such Shelf in a manner reasonably expected to result in

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the withdrawal of any order suspending the effectiveness of such Shelf or file an additional registration statement as a Shelf Registration (a “Subsequent Shelf Registration”) registering the resale of all Registrable Securities under such Shelf (determined as of two (2) Business Days prior to such filing), and pursuant to any method or combination of methods legally available to, and requested by, any Holder named in such Subsequent Shelf Registration. Notwithstanding the foregoing, Pubco’s obligations to include the Registrable Securities held by a Holder in such Subsequent Shelf Registration are contingent upon such Holder furnishing in writing to Pubco such information regarding the Holder, the securities of Pubco held by the Holder and the intended method of disposition of the Registrable Securities as shall be reasonably requested by Pubco to effect the registration of the Registrable Securities at least three (3) Business Days in advance of any filing. If a Subsequent Shelf Registration is filed, Pubco shall use its commercially reasonable efforts to (i) cause such Subsequent Shelf Registration to become effective under the Securities Act as promptly as is reasonably practicable after the filing of the Subsequent Shelf Registration (it being agreed that the Subsequent Shelf Registration shall be an automatic shelf registration statement (as defined in Rule 405 promulgated under the Securities Act) if Pubco is a well-known seasoned issuer (as defined in Rule 405 promulgated under the Securities Act) at the most recent applicable eligibility determination date) and (ii) keep such Subsequent Shelf Registration continuously effective, available for use to permit the Holders named in such Subsequent Shelf Registration to sell their Registrable Securities included in such Subsequent Shelf Registration and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities outstanding. Any such Subsequent Shelf Registration shall be on Form S-3 to the extent that Pubco is eligible to use such form. Otherwise, such Subsequent Shelf Registration shall be on another appropriate form.

2.1.3 New Registrable Securities. Subject to Section 3.4, in the event that any Holder holds Registrable Securities that are not registered for resale on a delayed or continuous basis, Pubco shall, upon the written request of one or more Holders holding, individually or collectively, at least 10% of the Registrable Securities, promptly use its commercially reasonable efforts to (a) cause the resale of such Registrable Securities to be covered by either, at Pubco’s option, any then-available Shelf (including by means of a post-effective amendment) or a Subsequent Shelf Registration filed promptly after receipt of such request and (b) cause the same to become effective as soon as practicable after such filing, and such Shelf or Subsequent Shelf Registration shall be subject to the terms of this Agreement; provided, however, that Pubco shall only be required to cause such additional Registrable Securities to be so covered once per calendar year for the Sponsor.

2.1.4 Requests for Underwritten Shelf Takedowns. Subject to Section 3.4, at any time and from time to time when an effective Shelf is on file with the Commission, any Holder (“Demanding Holder”) may request to sell all or any portion of its Registrable Securities in an Underwritten Offering that is registered pursuant to the Shelf (each, an “Underwritten Shelf Takedown”). Notwithstanding the foregoing, Pubco shall only be obligated to effect an Underwritten Shelf Takedown if such offering shall include Registrable Securities proposed to be sold by the Demanding Holder, either individually or together with other Demanding Holders in the aggregate, with a total offering price reasonably expected to exceed, in the aggregate, $30,000,000 (the “Minimum Takedown Threshold”). All requests for Underwritten Shelf Takedowns shall be made by written notice to Pubco at least ten (10) days prior to the public announcement of such Underwritten Shelf Takedown, specifying the approximate number of Registrable Securities proposed to be sold in the Underwritten Shelf Takedown and the expected price range of such Underwritten Shelf Takedown. Pubco shall include in any Underwritten Shelf Takedown the securities requested to be included by any Holder at least 24 hours prior to the public announcement of such Underwritten Shelf Takedown pursuant to written contractual piggyback registration rights of such Holders (including to those set forth herein). Subject to Section 2.4.4, Pubco, shall have the right to select the Underwriters for such Underwritten Shelf Takedown (which shall consist of one or more reputable nationally recognized investment banks), subject to the prior approval (which approval shall not be unreasonably withheld, conditioned or delayed) of the Holders of at least a majority of the Registrable Securities to be sold in such Underwritten Shelf Takedown. Each Holder may demand Underwritten Shelf Takedowns pursuant to this Section 2.1.4 not more than two times in any 12-month period (the “Yearly Limit”). Notwithstanding anything to the contrary in this Agreement, Pubco may effect any Underwritten Offering pursuant to any then-effective Registration Statement, including a Form S-3, that is then available for such offering.

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2.1.5 Reduction of Underwritten Offering. If the managing Underwriter or Underwriters in an Underwritten Shelf Takedown, in good faith, advises Pubco, the Demanding Holders and the Holders requesting piggy back rights pursuant to this Agreement with respect to such Underwritten Shelf Takedown (the “Requesting Holders”) (if any) in writing that the dollar amount or number of Registrable Securities that the Demanding Holders and the Requesting Holders (if any) desire to sell, taken together with all other shares of Common Stock or other equity securities that Pubco desires to sell and all other shares of Common Stock or other equity securities, if any, that have been requested to be sold in such Underwritten Offering pursuant to separate written contractual piggy-back registration rights held by any other stockholders who desire to sell, exceeds the maximum dollar amount or maximum number of equity securities that can be sold in the Underwritten Offering without adversely affecting the proposed offering price, the timing, the distribution method or the probability of success of such offering (such maximum dollar amount or maximum number of such securities, as applicable, the “Maximum Number of Securities”), then Pubco shall include in such Underwritten Offering, as follows: (i) first, the Registrable Securities of the Demanding Holders and the Requesting Holders (if any) (pro rata, as nearly as practicable, based on the respective number of Registrable Securities that each Demanding Holder and Requesting Holder (if any) has requested be included in such Underwritten Shelf Takedown and the aggregate number of Registrable Securities that the Demanding Holders and Requesting Holders (if any) have requested be included in such Underwritten Shelf Takedown) that can be sold without exceeding the Maximum Number of Securities or in such other proportions as shall mutually be agreed to among the Demanding Holders and the Requesting Holders; (ii) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (i), the shares of Common Stock or other equity securities of Pubco that Pubco desires to sell and that can be sold without exceeding the Maximum Number of Securities; and (iii) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (i) and (ii), the shares of Common Stock or other equity securities of Pubco held by other persons or entities that Pubco is obligated to register in a Registration pursuant to separate written contractual piggy-back registration rights that can be sold without exceeding the Maximum Number of Securities. To facilitate the allocation of Registrable Securities in accordance with the above provisions, Pubco or the Underwriters may round the number of shares allocated to any Holder to the nearest 1,000 Registrable Securities.

2.1.6 Underwritten Shelf Takedown Withdrawal. Prior to the filing of the applicable “red herring” prospectus or prospectus supplement used for marketing such Underwritten Shelf Takedown, a majority in interest of the Demanding Holders initiating an Underwritten Shelf Takedown shall have the right to withdraw from such Underwritten Shelf Takedown for any or no reason whatsoever upon written notice (a “Withdrawal Notice”) to Pubco and the Underwriter or Underwriters (if any). Notwithstanding the foregoing, any Demanding Holder may elect to have Pubco continue an Underwritten Shelf Takedown if the Minimum Takedown Threshold would still be satisfied by the Registrable Securities proposed to be sold in the Underwritten Shelf Takedown by all such electing Holders. If withdrawn, a demand for an Underwritten Shelf Takedown shall constitute a demand for an Underwritten Shelf Takedown by the withdrawing Demanding Holder for purposes of Section 2.1.4 and shall count toward the Yearly Limit, unless either (i) the Demanding Holder(s) making the withdrawal has not previously withdrawn any Underwritten Shelf Takedown or (ii) the Demanding Holder(s) making the withdrawal reimburses Pubco for all Registration Expenses with respect to such Underwritten Shelf Takedown (or, if there is more than one Demanding Holder, a pro rata portion of such Registration Expenses based on the respective number of Registrable Securities that each Demanding Holder has requested be included in such Underwritten Shelf Takedown). Following the receipt of any Withdrawal Notice, Pubco shall promptly forward such Withdrawal Notice to any other Requesting Holders. Notwithstanding anything to the contrary in this Agreement, Pubco shall be responsible for the Registration Expenses incurred in connection with a Shelf Takedown prior to its withdrawal under this Section 2.1.6, other than if a Demanding Holder elects to pay such Registration Expenses pursuant to clause (ii) of the second sentence of this Section 2.1.6.

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2.2 Piggyback Registration.

2.2.1 Piggyback Rights. If Pubco or any Holder proposes to conduct a registered offering of, or if Pubco proposes to file a Registration Statement under the Securities Act with respect to the Registration of, equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into equity securities, for its own account or for the account of stockholders of Pubco (or by Pubco and by the stockholders of Pubco including, an Underwritten Shelf Takedown pursuant to Section 2.1), Pubco shall give written notice of such proposed offering to all of the Holders of Registrable Securities as soon as practicable but not less than five days before the anticipated filing date of such Registration Statement or, in the case of an Underwritten Offering pursuant to a Shelf Registration, the applicable “red herring” prospectus or prospectus supplement used for marketing such offering. Such notice shall (A) describe, to the extent known at the time of such notice, the amount and type of securities to be included in such offering, the intended method(s) of distribution, and the name of the proposed managing Underwriter or Underwriters, if any, in such offering, and (B) offer to all of the Holders of Registrable Securities the opportunity to include in such registered offering such number of Registrable Securities as such Holders may request in writing within five (5) Business Days after receipt of such written notice (such Registration, a “Piggyback Registration”). Subject to Section 2.2.2, Pubco shall, in good faith, cause such Registrable Securities to be included in such Piggyback Registration and, if applicable, shall use its commercially reasonable efforts to cause the managing Underwriter or Underwriters of such Piggyback Registration to permit the Registrable Securities requested by the Holders pursuant to this Section 2.2.1 to be included in such registered offering on the same terms and conditions as any similar securities of Pubco included in such registered offering and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution. The inclusion of any Holder’s Registrable Securities in a Piggyback Registration shall be subject to such Holder’s agreement to enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering by Pubco. Notwithstanding the foregoing, no Piggyback Registration shall be required with respect to a Registration Statement (or any registered offering with respect to such Registration Statement) (i) filed in connection with any employee stock option or other benefit plan, (ii) for an exchange offer or offering of securities solely to Pubco’s existing stockholders, (iii) pursuant to a Registration Statement on Form S-4 (or similar form that relates to a transaction subject to Rule 145 under the Securities Act or any successor rule to Rule 145 under the Securities Act), (iv) for an offering of securities other than or in addition to shares of Common Stock, (v) for a dividend reinvestment plan, or (vi) a Block Trade or an Other Coordinated Offering (which shall be subject to Section 2.4).

2.2.2 Reduction of Piggyback Registration. If the managing Underwriter or Underwriters in an Underwritten Offering that is to be a Piggyback Registration, in good faith, advises Pubco and the Holders of Registrable Securities participating in the Piggyback Registration in writing that the dollar amount or number of shares of Common Stock or other equity securities that Pubco or the Demanding Holders desire to sell, taken together with (i) the shares of Common Stock or other equity securities, if any, as to which Registration or a registered offering has been demanded pursuant to separate written contractual arrangements with Persons other than the Holders of Registrable Securities hereunder, (ii) the Registrable Securities as to which Registration has been requested pursuant to this Section 2.2 and (iii) the shares of Common Stock or other equity securities, if any, as to which Registration or a registered offering has been requested pursuant to separate written contractual piggy-back registration rights of Persons other than the Holders of Registrable Securities hereunder, exceeds the Maximum Number of Securities, then:

(a) if the Registration or registered offering is undertaken for Pubco’s account, Pubco shall include in any such Registration or registered offering (A) first, the shares of Common Stock or other equity securities that Pubco desires to sell, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to Section 2.2.1, pro rata, as nearly as practicable, based on the respective number of Registrable Securities that each Holder has requested be included in such Underwritten Offering and the aggregate number of Registrable Securities that the Holders have requested to be included in such Underwritten Offering, which can be sold

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without exceeding the Maximum Number of Securities or in such other proportions as shall mutually be agreed to among the requesting Holders; and (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the shares of Common Stock or other equity securities, if any, as to which Registration or a registered offering has been requested pursuant to separate written contractual piggy-back registration rights of Persons other than the Holders of Registrable Securities hereunder, which can be sold without exceeding the Maximum Number of Securities;

(b) if the Registration or registered offering is pursuant to a request by Persons other than the Holders of Registrable Securities, then Pubco shall include in any such Registration or registered offering (A) first, the shares of Common Stock or other equity securities, if any, of such requesting Persons, other than the Holders of Registrable Securities, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to Section 2.2.1, pro rata, as nearly as practicable, based on the respective number of Registrable Securities that each Holder has requested be included in such Underwritten Offering and the aggregate number of Registrable Securities that the Holders have requested to be included in such Underwritten Offering, which can be sold without exceeding the Maximum Number of Securities or in such other proportions as shall mutually be agreed to among the requesting Holders; (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the shares of Common Stock or other equity securities that Pubco desires to sell, which can be sold without exceeding the Maximum Number of Securities; and (D) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A), (B) and (C), the shares of Common Stock or other equity securities, if any, as to which Registration or a registered offering has been requested pursuant to separate written contractual piggy-back registration rights of such Persons other than the Holders of Registrable Securities hereunder, which can be sold without exceeding the Maximum Number of Securities; and

(c) if the Registration or registered offering is pursuant to a request by Holder(s) of Registrable Securities pursuant to Section 2.1, then Pubco shall include in any such Registration or registered offering securities in the priority set forth in Section 2.1.5.

2.2.3 Piggyback Registration Withdrawal. Any Holder of Registrable Securities (other than a Demanding Holder, whose right to withdraw from an Underwritten Shelf Takedown, and related obligations, shall be governed by Section 2.1.6) shall have the right to withdraw from a Piggyback Registration for any or no reason whatsoever upon written notice to Pubco and the Underwriter or Underwriters (if any) prior to the effectiveness of the Registration Statement filed with the Commission with respect to such Piggyback Registration or, in the case of a Piggyback Registration pursuant to a Shelf Registration, the filing of the applicable “red herring” prospectus or prospectus supplement with respect to such Piggyback Registration used for marketing such transaction. Pubco (whether on its own good faith determination or as the result of a request for withdrawal by Persons pursuant to separate written contractual obligations) may withdraw a Registration Statement filed with the Commission in connection with a Piggyback Registration at any time prior to the effectiveness of such Registration Statement. Notwithstanding anything to the contrary in this Agreement (other than Section 2.1.6), Pubco shall be responsible for the Registration Expenses incurred in connection with the Piggyback Registration prior to its withdrawal under this Section 2.2.3. For purposes of clarity, subject to Section 2.1.6, any Piggyback Registration effected pursuant to Section 2.2 shall not be counted as a demand for an Underwritten Shelf Takedown under Section 2.1.4 and shall not count toward the Yearly Limit.

2.3 Market Stand-off. In connection with any Underwritten Offering of equity securities of Pubco (other than a Block Trade or Other Coordinated Offering), if requested by the managing Underwriter, each Holder that participates in such Underwritten Offering agrees that it shall not Transfer any shares of Common Stock or other equity securities of Pubco (other than those included in such offering pursuant to this Agreement), without the prior written consent of Pubco, during the 90-day period (or such shorter time agreed to by the managing Underwriters) beginning on the date of pricing of such offering, except as expressly permitted by such lock-up

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agreement or in the event the Underwriters managing the offering otherwise consent in writing. Each Holder shall only be subject to the restriction set forth in this Section 2.3 if the directors and officers of Pubco are subject to a lock-up obligation to the Underwriters managing the offering and the length of such lock-up for such Holder shall be no longer than the shortest lock-up of any such directors and officers. Additionally, Pubco shall use commercially reasonable efforts to ensure that the lock-up agreements required under this Section 2.3 shall provide that, if Pubco or the underwriters of such Underwritten Offering waive or shorten the lock-up period for any of Pubco’s officers or directors, then (i) all Holders subject to such lock-up shall receive notice of such waiver or modification no later than two (2) Business Days following such waiver or modification, and (ii) such lock-up will be similarly waived or shortened for each such Holder to the extent that the lock-up period applicable to any such director or officer becomes shorter than that applicable to such Holder. Each Holder agrees to execute a customary lock-up agreement in favor of the Underwriters to such effect (in each case on substantially the same terms and conditions as all other Holders).

2.4 Block Trades; Other Coordinated Offerings.

2.4.1 Notwithstanding any other provision of this Article II, but subject to Section 3.4, at any time and from time to time when an effective Shelf is on file with the Commission, if a Demanding Holder wishes to engage in (a) an underwritten registered offering not involving a “roadshow,” an offer commonly known as a “block trade” (a “Block Trade”) or (b) an “at the market” or similar registered offering through a broker, sales agent or distribution agent, whether as agent or principal, (an “Other Coordinated Offering”), in each case, (x) with a reasonably anticipated aggregate offering price of at least $60,000,000 or (y) with respect to all remaining Registrable Securities held by the Demanding Holder, then such Demanding Holder shall notify Pubco of the Block Trade or Other Coordinated Offering at least five (5) Business Days prior to the day such offering is to commence and Pubco shall use its commercially reasonable efforts to facilitate such Block Trade or Other Coordinated Offering. Notwithstanding the foregoing, the Demanding Holders representing a majority of the Registrable Securities wishing to engage in the Block Trade or Other Coordinated Offering shall use commercially reasonable efforts to work with Pubco and any Underwriters, brokers, sales agents or placement agents prior to making such request in order to facilitate preparation of the registration statement, prospectus and other offering documentation related to the Block Trade or Other Coordinated Offering.

2.4.2 Prior to the filing of the applicable “red herring” prospectus or prospectus supplement used in connection with a Block Trade or Other Coordinated Offering, a majority-in-interest of the Demanding Holders initiating such Block Trade or Other Coordinated Offering shall have the right to submit a written withdrawal notice to Pubco, the Underwriter or Underwriters (if any) and any brokers, sale agents or placement agents (if any) of their intention to withdraw from such Block Trade or Other Coordinated Offering. Notwithstanding anything to the contrary in this Agreement, Pubco shall be responsible for the Registration Expenses incurred in connection with a Block Trade or Other Coordinated Offering prior to its withdrawal under this Section 2.4.2.

2.4.3 Notwithstanding anything to the contrary in this Agreement, Section 2.2 shall not apply to a Block Trade or Other Coordinated Offering initiated by a Demanding Holder pursuant to this Agreement or Pubco.

2.4.4 Pubco shall have the right to select the Underwriters and any brokers, sale agents or placement agents (if any) for any Block Trade or Other Coordinated Offering (in each case, which shall consist of one or more reputable nationally recognized investment bank) subject to the Demanding Holder’s prior approval (which approval shall not be unreasonably withheld, conditioned or delayed).

2.4.5 Subject to Section 2.4.6, each Holder may demand no more than two Block Trades and Other Coordinated Offerings pursuant to this Section 2.4 in any twelve-month period. Any Block Trade or Other Coordinated Offering effected pursuant to this Section 2.4 shall not be counted as a demand for an Underwritten Shelf Takedown pursuant to Section 2.1.4.

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2.4.6 Notwithstanding anything to the contrary in this Agreement, with respect to each Holder, in no event may the number of Block Trades or Other Coordinated Offerings demanded pursuant to this Section 2.4 plus the number of Underwritten Shelf Takedowns demanded pursuant to Section 2.1.4 exceed a total of two demands for such group in any twelve-month period.

2.5 Legends. In connection with any sale or other disposition of the Registrable Securities by a Holder pursuant to Rule 144 and upon compliance by the Holder with the requirements of this Section 2.5, if requested by the Holder, Pubco shall use commercially reasonable efforts to cause the transfer agent for the Registrable Securities (the “Transfer Agent”) to remove any restrictive legends related to the book entry account holding such Registrable Securities and make a new, unlegended entry for such book entry shares sold or disposed of without restrictive legends within one (1) trading day of any such request from the Holder; provided that Pubco and the Transfer Agent have timely received from the Holder customary representations and other documentation reasonably acceptable to Pubco and the Transfer Agent in connection therewith. Subject to receipt from the Holder by Pubco and the Transfer Agent of customary representations and other documentation reasonably acceptable to Pubco and the Transfer Agent in connection therewith, the Holder may request that Pubco remove any legend from the book entry position evidencing its Registrable Securities and Pubco will, if required by the Transfer Agent, use its commercially reasonable efforts cause an opinion of Pubco’s counsel be provided, in a form reasonably acceptable to the Transfer Agent, to the effect that the removal of such restrictive legends in such circumstances may be effected under the Securities Act, following the earliest of such time as such Registrable Securities (i) have been sold pursuant to an effective registration statement or (ii) have been sold pursuant to Rule 144. If restrictive legends are no longer required for such Registrable Securities pursuant to the foregoing, Pubco shall, in accordance with the provisions of this section and within one (1) trading day of any request therefor from the Holder accompanied by such customary and reasonably acceptable representations and other documentation referred to above establishing that restrictive legends are no longer required, deliver to the Transfer Agent irrevocable instructions that the Transfer Agent shall make a new, unlegended entry for such book entry shares. Pubco shall be responsible for the fees of its Transfer Agent, its legal counsel and all DTC fees associated with such issuance.

ARTICLE III

PUBCO PROCEDURES

3.1 General Procedures. In connection with any Shelf or Shelf Takedown, Pubco shall use its commercially reasonable efforts to effect such Registration to permit the sale of such Registrable Securities in accordance with the intended plan of distribution of such Shelf or Shelf Takedown (and including all manners of distribution in such Registration Statement as Holders may reasonably request in connection with the filing of such Registration Statement and as permitted by law, including distribution of Registrable Securities to a Holder’s members, securityholders or partners), and Pubco shall, as expeditiously as possible:

3.1.1 prepare and file with the Commission, as soon as reasonably practicable, a Registration Statement with respect to such Registrable Securities and use its commercially reasonable efforts to cause such Registration Statement to become effective and remain effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or have ceased to be Registrable Securities;

3.1.2 prepare and file with the Commission such amendments and post-effective amendments to the Registration Statement, and such supplements to the Prospectus, as may be reasonably requested by the majority in interest of the Holders with Registrable Securities registered on such Registration Statement or any Underwriter of Registrable Securities or as may be required by the rules, regulations or instructions applicable to the registration form used by Pubco or by the Securities Act or rules and regulations thereunder to keep the Registration Statement effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or supplement to the Prospectus or have ceased to be Registrable Securities;

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3.1.3 prior to filing a Registration Statement or Prospectus, or any amendment of or supplement to such Registration Statement or Prospectus, furnish without charge to the Underwriters, if any, and the Holders of Registrable Securities included in such Registration, and such Holders’ legal counsel, copies of such Registration Statement as proposed to be filed, each amendment and supplement to such Registration Statement (in each case including all exhibits to such Registration Statement and documents incorporated by reference in the Registration Statement), the Prospectus included in such Registration Statement (including each preliminary Prospectus) and such other documents as the Underwriters and the Holders of Registrable Securities included in such Registration or the legal counsel for any such Holders may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such Holders; provided that Pubco shall have no obligation to furnish any documents publicly filed or furnished with the Commission pursuant to the Electronic Data Gathering, Analysis and Retrieval System (“EDGAR”);

3.1.4 prior to any public offering of Registrable Securities, use its commercially reasonable efforts to (i) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” laws of such jurisdictions in the United States as the Holders of Registrable Securities included in such Registration Statement (in light of their intended plan of distribution) may request (or provide evidence satisfactory to such Holders that the Registrable Securities are exempt from such registration or qualification) and (ii) take such action necessary to cause such Registrable Securities covered by the Registration Statement to be registered with or approved by such other governmental authorities as may be necessary by virtue of the business and operations of Pubco and do all other acts and things that may be necessary or advisable to enable the Holders of Registrable Securities included in such Registration Statement to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that Pubco shall not be required to qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify or take any action to which it would be subject to general service of process or taxation in any such jurisdiction where it is not then otherwise so subject;

3.1.5 cause all such Registrable Securities to be listed on each national securities exchange or automated quotation system on which similar securities issued by Pubco are then listed;

3.1.6 provide a transfer agent or warrant agent, as applicable, and registrar for all such Registrable Securities no later than the effective date of such Registration Statement;

3.1.7 advise each seller of such Registrable Securities of the issuance of any stop order by the Commission suspending the effectiveness of such Registration Statement or the initiation or threatening of any proceeding for such purpose, in each case promptly after it receives notice or obtains knowledge of such order or proceeding, and promptly use its commercially reasonable efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued;

3.1.8 at least three (3) calendar days prior to the filing of any Registration Statement or Prospectus or any amendment or supplement to such Registration Statement or Prospectus (or such shorter period of time as may be (a) necessary in order to comply with the Securities Act, the Exchange Act and the rules and regulations promulgated under the Securities Act or Exchange Act, as applicable or (b) advisable in order to reduce the number of days that sales are suspended pursuant to Section 3.4), furnish a copy of such Registration Statement or Prospectus to each seller of such Registrable Securities and its counsel (excluding any exhibits to such Registration Statement or Prospectus and any filing made under the Exchange Act that is to be incorporated by reference in such Registration Statement or Prospectus);

3.1.9 notify the Holders at any time when a Prospectus relating to such Registration Statement is required to be delivered under the Securities Act, of the happening of any event as a result of which the Prospectus included in such Registration Statement, as then in effect, includes a Misstatement, and then to correct such Misstatement as set forth in Section 3.4;

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3.1.10 in the event of an Underwritten Offering, a Block Trade, an Other Coordinated Offering, or sale by a broker, placement agent or sales agent that is registered pursuant to a Registration Statement, permit a representative of the Holders (such representative to be selected by a majority of the participating Holders), the Underwriters or other financial institutions facilitating such Underwritten Offering, Block Trade, Other Coordinated Offering or other sale pursuant to such Registration, if any, and any attorney, consultant or accountant retained by such Holders or Underwriter to participate, at each such Person’s own expense, in the preparation of the Registration Statement or the Prospectus, and cause Pubco’s officers, directors and employees to supply all information reasonably requested by any such representative, Underwriter, financial institution, attorney, consultant or accountant in connection with the Registration; provided, however, that such representative, Underwriters or financial institutions agree to confidentiality arrangements, in form and substance reasonably satisfactory to Pubco, prior to the release or disclosure of any such information;

3.1.11 obtain a “comfort” letter (including a bring-down letter dated as of the date the Registrable Securities are delivered for sale pursuant to such Registration) from Pubco’s independent registered public accountants in the event of an Underwritten Offering, a Block Trade, an Other Coordinated Offering or a sale by a broker, placement agent or sales agent pursuant to a Registration Statement (subject to such Underwriter or other financial institution facilitating such offering providing such certification or representation as reasonably requested by Pubco’s independent registered public accountants and Pubco’s counsel), in customary form and covering such matters of the type customarily covered by “comfort” letters for a transaction of its type as the managing Underwriter or placement agent or sales agent may reasonably request;

3.1.12 in the event of an Underwritten Offering, a Block Trade, an Other Coordinated Offering or sale by a broker, placement agent or sales agent pursuant to a Registration Statement, on the date the Registrable Securities are delivered for sale pursuant to such Registration, to the extent customary for a transaction of its type, obtain an opinion and negative assurance letter, dated such date, of counsel representing Pubco for the purposes of such Registration, addressed to the participating Holders, the broker, placement agent or sales agent, if any, and the Underwriters, if any, covering such legal matters with respect to the Registration in respect of which such opinion is being given as the participating Holders, broker, placement agent, sales agent, or Underwriter may reasonably request and as are customarily included in such opinions and negative assurance letters, provided, in each case, that such participating Holders provide such information to such counsel as is customarily required for, or is reasonably requested by such counsel for purposes of, such opinion or negative assurance letter;

3.1.13 in the event of an Underwritten Offering, a Block Trade, or an Other Coordinated Offering, to the extent reasonably requested by the Underwriter, broker, placement agent or sales agent engaged for such offering, allow the Underwriter, broker, placement agent or sales agent to conduct customary “underwriter’s due diligence” with respect to Pubco;

3.1.14 in the event of any Underwritten Offering, a Block Trade, an Other Coordinated Offering or sale by a broker, placement agent or sales agent pursuant to a Registration Statement, enter into and perform its obligations under an underwriting agreement, purchase agreement, sales agreement or placement agreement, in usual and customary form, with the managing Underwriter or broker, sales agent or placement agent of such offering or sale;

3.1.15 make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve months beginning with the first day of Pubco’s first full calendar quarter after the effective date of the Registration Statement which satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder (or any successor rule promulgated thereafter by the Commission);

3.1.16 with respect to an Underwritten Offering pursuant to Section 2.1.4 involving gross proceeds in excess of $60,000,000, use its commercially reasonable efforts to make available senior executives of Pubco to participate in customary “road show” presentations that may be reasonably requested by the Underwriter in such Underwritten Offering; and

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3.1.17 if a Holder (and/or any of their affiliates) seek to effectuate an in-kind distribution of all or part of their Registrable Securities to the Holder’s respective direct or indirect equity holders, Pubco will, subject to any applicable lock-ups or the insider trading policy of Pubco, work with the foregoing Person(s) to facilitate such in-kind distribution in the manner reasonably requested and consistent with Pubco’s obligations under the Securities Act. If any Holder determines to effect an in-kind distribution of its Registrable Securities to its limited partners (an “LP Distribution”), such Holder shall give at least ten but not more than 30 Business Days advance written notice to Pubco (with a copy thereof contemporaneously to any other Holder) (an “LP Distribution Notice”). If a non-initiating Holder also elects to effect such an LP Distribution, it shall notify Pubco and the Demanding Holder thereof within five business days after receipt of such LP Distribution Notice, and it shall be entitled to effect an LP Distribution at the same time as the initiating Holder that will result in such electing Holder distributing to its limited partners a pro rata percentage of its Pubco shares relative to the percentage of Pubco shares distributed to limited partners by the Demanding Holder. For the avoidance of doubt, this Section 3.1.17 shall not apply to an In-Kind Distribution of the Sponsor.

3.1.18 otherwise, in good faith, cooperate reasonably with, and take such customary actions as may reasonably be requested by the Holders participating in such Registration, consistent with the terms of this Agreement, in connection with such Registration.

Notwithstanding the foregoing, Pubco shall not be required to provide any documents or information to an Underwriter or other sales agent or placement agent if such Underwriter or other sales agent or placement agent has not then been named with respect to the applicable Underwritten Offering or other offering involving a registration as an Underwriter or broker, sales agent or placement agent, as applicable.

3.2 Registration Expenses. The Registration Expenses of all Registrations shall be borne by Pubco. It is acknowledged by the Holders that the participating Holders in an offering shall bear all incremental selling expenses relating to the sale of Registrable Securities, such as Underwriters’ or agents’ commissions and discounts, brokerage fees, Underwriter marketing costs (pro rata, as nearly as practicable, based on the respective number of Registrable Securities that each Holder is including in the offering) and, other than as set forth in the definition of “Registration Expenses,” all reasonable fees and expenses of any legal counsel representing the Holders.

3.3 Requirements for Participation in Underwritten Offerings. The Holders of Registrable Securities shall provide such information as may reasonably be requested by Pubco, or the managing Underwriter or placement agent or sales agent, if any, in connection with the preparation of any Registration Statement or Prospectus, including amendments of and supplements to such Registration Statement or Prospectus, in order to effect the registration of any Registrable Securities under the Securities Act pursuant to Article II and in connection with Pubco’s obligation to comply with federal and applicable state securities Laws. Notwithstanding anything in this Agreement to the contrary, if any Holder does not timely provide Pubco with its requested Holder Information, Pubco may exclude such Holder’s Registrable Securities from the applicable Registration Statement or Prospectus if Pubco determines, based on the advice of counsel, that such information is necessary or advisable to effect the registration and such Holder continues thereafter to withhold such information. No Person may participate in any Underwritten Offering, Block Trade or Other Coordinated Offering for equity securities of Pubco pursuant to a Registration initiated by Pubco hereunder unless such Person (i) agrees to sell such Person’s securities on the basis provided in any arrangements approved by Pubco and (ii) timely completes and executes all customary questionnaires, powers of attorney, indemnities, lock-up agreements, underwriting or other agreements and other customary documents as may be reasonably required under the terms of such arrangements. The exclusion of a Holder’s Registrable Securities as a result of this Section 3.3 shall not affect the registration of the other Registrable Securities to be included in such Registration.

3.4 Suspension of Sales; Adverse Disclosure; Restrictions on Registration Rights.

3.4.1 Upon receipt of written notice from Pubco that a Registration Statement or Prospectus contains a Misstatement, each of the Holders shall forthwith discontinue disposition of Registrable Securities until he, she

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or it has received copies of a supplemented or amended Registration Statement or Prospectus correcting the Misstatement (it being understood that Pubco covenants to prepare and file such supplement or amendment as soon as reasonably practicable after the time of such notice), or until he, she or it is advised in writing by Pubco that the use of the Registration Statement or Prospectus may be resumed.

3.4.2 If (i) the filing, initial effectiveness or continued use of a Registration Statement in respect of any Registration at any time would (a) require Pubco to make an Adverse Disclosure, (b) require the inclusion in such Registration Statement of financial statements that are unavailable to Pubco for reasons beyond Pubco’s control or (c) in the good faith judgment of the majority of the Board, be seriously detrimental to Pubco, and the majority of the Board concludes as a result that it is essential to defer such filing, initial effectiveness or continued use at such time, or (ii) the majority of the Board determines to delay the filing or initial effectiveness of, or suspend use of, a Registration Statement and such delay or suspension arises out of, or is a result of, or is related to or is in connection with any statement or communication that relates to changes to historical accounting policies of Company or the SPAC in connection with any order, directive, guideline, comment or recommendation from the Commission with respect to securities issued in, or other matters related to, the SPAC’s initial public offering, then Pubco may, upon giving prompt written notice of such action to the Holders (which notice shall not specify the nature of the event giving rise to such delay or suspension), delay the filing or initial effectiveness of, or suspend use of, such Registration Statement for the shortest period of time determined in good faith by Pubco to be necessary for such purpose. In the event Pubco exercises its rights under this Section 3.4.2, the Holders agree to suspend, immediately upon their receipt of the notice referred to above, their use of the Registration Statement or Prospectus relating to any Registration in connection with any sale or offer to sell Registrable Securities until such Holder receives written notice from Pubco that such sales or offers of Registrable Securities may be resumed, and in each case maintain the confidentiality of such notice and its contents.

3.4.3 Subject to Section 3.4.4, if (i) during the period starting with the date 60 days prior to Pubco’s good faith estimate of the date of the filing of, and ending on a date 120 days after the effective date of, a Pubco-initiated Registration, and provided that Pubco continues to actively employ, in good faith, all commercially reasonable efforts to maintain the effectiveness of the applicable Shelf Registration, or (ii) if, pursuant to Section 2.1.4, Holders have requested an Underwritten Shelf Takedown and Pubco and such Holders are unable to obtain the commitment of underwriters to firmly underwrite such offering, then, in each case, Pubco may, upon giving prompt written notice of such action to the Holders, delay any other registered offering pursuant to Section 2.1.4.

3.4.4 The right to delay or suspend any filing, initial effectiveness or continued use of a Registration Statement pursuant to Section 3.4.2 or a registered offering pursuant to Section 3.4.3 shall be exercised by Pubco, in the aggregate, for not more than three (3) times in any 12-months period, and any delay or suspension shall last for no more than 90 consecutive calendar days or more than 120 total calendar days in each case, during any 12-month period.

3.5 Reporting Obligations. As long as any Holder shall own Registrable Securities, Pubco, at all times while it shall be a reporting company under the Exchange Act, covenants to use commercially reasonable efforts to file timely (or obtain extensions in respect of such filings and file within the applicable grace period) all reports required to be filed by Pubco after the Effective Date pursuant to Section 13(a) or 15(d) of the Exchange Act. Notwithstanding the foregoing, Pubco shall have no obligation to furnish any documents publicly filed or furnished with the Commission and publicly available on EDGAR, which shall be deemed to have been furnished or delivered to the Holders pursuant to this Section 3.5. Pubco further covenants that it shall, at all times while it shall be a reporting company under the Exchange Act, take such further action as any Holder may reasonably request, to the extent required from time to time to enable such Holder to sell Registrable Securities held by such Holder without registration under the Securities Act within the limitation of the exemptions provided by Rule 144, including making available at all time information necessary to enable such Holder to company with Rule 144. Upon the reasonable request of any Holder, Pubco shall deliver to such Holder a written certification of a duly authorized officer as to whether it has complied with such requirements.

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ARTICLE IV

INDEMNIFICATION AND CONTRIBUTION

4.1 Indemnification.

4.1.1 Pubco agrees to indemnify, to the extent permitted by law, each Holder of Registrable Securities, its officers and directors and each Person who controls such Holder (within the meaning of the Securities Act) against all losses, claims, damages, liabilities and reasonable and documented expenses (including, reasonable and documented out-of-pocket attorneys’ fees and disbursements) resulting from any untrue or alleged untrue statement of material fact contained in or incorporated by reference in any Registration Statement, Prospectus or preliminary Prospectus or any amendment of or supplement to such Registration Statement, Prospectus or preliminary Prospectus filed pursuant to this Agreement or any omission or alleged omission of a material fact required to be stated in such Registration Statement, Prospectus or preliminary Prospectus or necessary to make the statements in such Registration Statement, Prospectus or preliminary Prospectus not misleading, except insofar as the same are caused by or contained in any information or affidavit so furnished in writing to Pubco by such Holder expressly for use in such Registration Statement, Prospectus or preliminary Prospectus. Pubco shall agree to customary indemnification of the Underwriters, their officers and directors and each Person who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to the indemnification of the Holder.

4.1.2 In connection with any Registration Statement filed pursuant to this Agreement in which a Holder of Registrable Securities is participating, such Holder shall furnish (or cause to be furnished) to Pubco in writing such information and affidavits as Pubco reasonably requests for use in connection with any such Registration Statement or Prospectus (the “Holder Information”) and, to the extent permitted by law, shall indemnify Pubco, its directors and officers and each Person who controls Pubco (within the meaning of the Securities Act) against all losses, claims, damages, liabilities and reasonable and documented expenses (including, reasonable and documented out-of-pocket attorneys’ fees and disbursements) resulting from any untrue or alleged untrue statement of material fact contained in or incorporated by reference in any Registration Statement, Prospectus or preliminary Prospectus or any amendment of or supplement to such Registration Statement, Prospectus or preliminary Prospectus or any omission or alleged omission of a material fact required to be stated in such Registration Statement, Prospectus or preliminary Prospectus or necessary to make the statements in such Registration Statement, Prospectus or preliminary Prospectus not misleading, but only to the extent that such untrue statement is contained in (or not contained in, in the case of an omission) any information or affidavit so furnished in writing by or on behalf of such Holder expressly for use in such Registration Statement, Prospectus or preliminary Prospectus; provided, however, that the obligation to indemnify shall be several, not joint and several, among such Holders of Registrable Securities, and the liability of each such Holder of Registrable Securities shall be in proportion to and limited to the net proceeds received by such Holder from the sale of Registrable Securities pursuant to such Registration Statement. The Holders of Registrable Securities shall agree to customary indemnification of the Underwriters, their officers, directors and each person who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to indemnification of Pubco.

4.1.3 Any Person entitled to indemnification pursuant to this Agreement shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any Person’s right to indemnification hereunder to the extent such failure has not materially prejudiced the indemnifying party) and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties

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indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, not to be unreasonably withheld or delayed, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement includes a statement or admission of fault and culpability on the part of such indemnified party or which settlement does not include as an unconditional term of such settlement the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

4.1.4 The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling Person of such indemnified party and shall survive the transfer of securities. Pubco and each Holder of Registrable Securities participating in an offering also agrees to make such provisions as are reasonably requested by any indemnified party for contribution to such party in the event Pubco’s or such Holder’s indemnification is unavailable for any reason.

4.1.5 If the indemnification provided under Section 4.1 from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and out-of-pocket expenses referred to in this Agreement, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and out-of-pocket expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by (or not made by, in the case of an omission), or relates to information supplied by (or not supplied by in the case of an omission), such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action; provided, however, that the liability of any Holder under this Section 4.1.5 shall be limited to the amount of the net proceeds received by such Holder in such offering giving rise to such liability. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in Sections 4.1.1, 4.1.2 and 4.1.3, any reasonable and documented out-of-pocket legal or other fees, charges or out-of-pocket expenses reasonably incurred by such party in connection with any investigation or proceeding. The parties to this Agreement agree that it would not be just and equitable if contribution pursuant to this Section 4.1.5 were determined by pro rata allocation or by any other method of allocation, which does not take account of the equitable considerations referred to in this Section 4.1.5. No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 4.1.5 from any Person who was not guilty of such fraudulent misrepresentation.

ARTICLE V

MISCELLANEOUS

5.1 Notices. All notices, consents, waivers and other communications under this Agreement shall be in writing and shall be deemed to have been duly given: (i) when delivered, if delivered in person; (ii) when sent, if sent by electronic mail or other electronic means (provided that no “bounce back” or similar message is received), (iii) one (1) Business Day after being sent, if sent by reputable, nationally recognized overnight courier service; or (iv) three (3) Business Days after being mailed, if sent by registered or certified mail, pre-paid and return receipt requested, to the applicable party at the following addresses (or at such other address of a party as shall be specified by like notice). Any notice or communication under this Agreement must be addressed, if to

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the SPAC, to: 382 NE 191st Street, Suite 52895, Miami, FL 33179-3899; if to Pubco, to: 600 Battery Street, San Francisco, CA 94111, Attention: Asheesh Birla (asheesh@evernorth.xyz), with a copy (not to constitute notice) to Davis Polk & Wardwell LLP, 450 Lexington Ave, New York, NY 10017, Attention: Dan Gibbons (dan.gibbons@davispolk.com); Derek Dostal (derek.dostal@davispolk.com); and, if to any Holder, at such Holder’s address or contact information as set forth in Pubco’s books and records. Any party may change its address for notice at any time and from time to time by written notice to the other parties to this Agreement, and such change of address shall become effective thirty (30) days after delivery of such notice as provided in this Section 5.1.

5.2 Assignment; No Third-Party Beneficiaries.

5.2.1 This Agreement and the rights, duties and obligations of Pubco under this Agreement may not be assigned or delegated by Pubco in whole or in part.

5.2.2 This Agreement and the rights, duties and obligations of the Holders under this Agreement may not be assigned or delegated by the Holders in whole or in part; provided, however, that, subject to Section 5.2.5, a Holder may assign the rights and obligations of such Holder hereunder relating to particular Registrable Securities in connection with the transfer of such Registrable Securities to a Permitted Transferee of such Holder (it being understood that no such Transfer shall reduce any rights of the Holder with respect to Registrable Securities still held by such Holder).

5.2.3 This Agreement and the provisions of this Agreement shall be binding upon and shall inure to the benefit of each of the parties and its successors and the permitted assigns of the Holders, which shall include Permitted Transferees.

5.2.4 This Agreement shall not confer any rights or benefits on any Persons that are not parties to this Agreement, other than as expressly set forth in this Agreement and Section 5.2.

5.2.5 No assignment by any party to this Agreement of such party’s rights, duties and obligations hereunder shall be binding upon or obligate Pubco unless such assignment is permitted under Section 5.2.2 and unless and until Pubco shall have received (i) written notice of such assignment as provided in Section 5.1 and (ii) the written agreement of the assignee, in a form reasonably satisfactory to Pubco, to be bound by the terms and provisions of this Agreement (which may be accomplished by an addendum or certificate of joinder to this Agreement). Any transfer or assignment made other than as provided in this Section 5.2 shall be null and void.

5.3 Counterparts. This Agreement may be executed and delivered (including by electronic transmission) in one or more counterparts, each of which shall be deemed an original but all of which taken together shall constitute one and the same instrument.

5.4 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, without regard to the principles of conflicts of laws that would otherwise require the application of the law of any other state.

5.5 Jurisdiction. The parties agree that all disputes, legal actions, suits and proceedings arising out of or relating to this Agreement must be brought exclusively in the courts of the State of New York or the courts of the United States located in the Borough of Manhattan, New York City, New York (collectively, the “Designated Courts”). Each party hereby consents and submits to the exclusive jurisdiction of the Designated Courts. No legal action, suit or proceeding with respect to this Agreement may be brought in any other forum. Each party hereby irrevocably waives all claims of immunity from jurisdiction, and any objection which such party may now or hereafter have to the laying of venue of any suit, action or proceeding in any Designated Court, including any right to object on the basis that any dispute, action, suit or proceeding brought in the Designated Courts has been brought in an improper or inconvenient forum or venue. Each of the parties also agrees that delivery of any

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process, summons, notice or document to a party hereof in compliance with Section 5.1 of this Agreement shall be effective service of process for any action, suit or proceeding in a Designated Court with respect to any matters to which the parties have submitted to jurisdiction as set forth above. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, without regard to the principles of conflicts of laws that would otherwise require the application of the law of any other state.

5.6 Waiver of Jury Trial. EACH PARTY AND ANY PERSON ASSERTING RIGHTS AS A THIRD PARTY BENEFICIARY HEREBY WAIVES ITS RESPECTIVE RIGHTS TO A TRIAL BY JURY OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IN ANY ACTION, PROCEEDING OR OTHER LITIGATION OF ANY TYPE BROUGHT BY ANY PARTY AGAINST ANY OTHER PARTY OR ANY AFFILIATE OF ANY OTHER SUCH PARTY, WHETHER WITH RESPECT TO CONTRACT CLAIMS, TORT CLAIMS OR OTHERWISE. THE PARTIES AGREE THAT ANY SUCH CLAIM OR CAUSE OF ACTION SHALL BE TRIED BY A COURT TRIAL WITHOUT A JURY. WITHOUT LIMITING THE FOREGOING, THE PARTIES FURTHER AGREE THAT THEIR RESPECTIVE RIGHT TO A TRIAL BY JURY IS WAIVED BY OPERATION OF THIS SECTION AS TO ANY ACTION, COUNTERCLAIM OR OTHER PROCEEDING WHICH SEEKS, IN WHOLE OR IN PART, TO CHALLENGE THE VALIDITY OR ENFORCEABILITY OF THIS AGREEMENT OR ANY PROVISION HEREOF. THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS AGREEMENT.

5.7 Amendments and Modifications. Upon the written consent of Pubco and the Holders of at least a majority in interest of the aggregate Registrable Securities at the time in question, compliance with any of the provisions, covenants and conditions set forth in this Agreement may be waived, or any of such provisions, covenants or conditions may be amended or modified; provided, however, that notwithstanding the foregoing, any amendment to this Agreement or waiver of this Agreement that adversely affects a Holder, solely in its capacity as a holder of capital stock of Pubco, in a manner that is materially different from the other Holders (in such capacity) shall require the consent of the Holder so affected. No course of dealing between any Holder or Pubco and any other party to this Agreement or any failure or delay on the part of a Holder or Pubco in exercising any rights or remedies under this Agreement shall operate as a waiver of any rights or remedies of any Holder or Pubco. No single or partial exercise of any rights or remedies under this Agreement by a party shall operate as a waiver or preclude the exercise of any other rights or remedies hereunder or thereunder by such party.

5.8 Other Registration Rights. Pubco represents and warrants that no Person, other than a Holder of Registrable Securities, has any right to require Pubco to register any securities of Pubco for sale or to include such securities of Pubco in any Registration Statement filed by Pubco for the sale of securities for its own account or for the account of any other Person. Further, Pubco represents and warrants that this Agreement supersedes any other registration rights agreement or agreement with similar terms and conditions, and in the event of a conflict between any such agreement or agreements and this Agreement, the terms of this Agreement shall prevail.

5.9 Term. This Agreement shall terminate with respect to any Holder upon the date that such Holder no longer holds any Registrable Securities or, if earlier, upon the seventh anniversary of the date of this Agreement. The provisions of Article IV shall survive any termination.

5.10 Holder Information. Each Holder agrees, if requested in writing, to represent to Pubco within three (3) Business Days the total number of Registrable Securities held by such Holder in order for Pubco to make determinations hereunder.

5.11 Additional Holders; Joinder. Subject to the prior written consent of at least a majority in interest of the aggregate Registrable Securities at the time in question, Pubco may make any Person who becomes a Holder

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pursuant to Section 5.2 or otherwise acquires Common Stock or rights to acquire Common Stock after the Effective Date a party to this Agreement (each such Person, an “Additional Holder”) by obtaining an executed joinder to this Agreement from such Additional Holder in the form of Exhibit A attached to this Agreement (a “Joinder”). Such Joinder shall specify the rights and obligations of the applicable Additional Holder under this Agreement. Upon the execution and delivery and subject to the terms of a Joinder by such Additional Holder, the Common Stock of Pubco then owned, or underlying any rights or other securities of Pubco then owned, by such Additional Holder (the “Additional Holder Common Stock”) shall be Registrable Securities to the extent provided in this Agreement and such Joinder, and such Additional Holder shall be a Holder under this Agreement with respect to such Additional Holder Common Stock.

5.12 Severability. In case any provision in this Agreement shall be held invalid, illegal or unenforceable by any court of competent jurisdiction, such provision shall be modified or deleted, as to the jurisdiction involved, only to the extent necessary to render the same valid, legal and enforceable. The validity, legality and enforceability of the remaining provisions contained in this Agreement shall not in any way be affected or impaired nor shall the validity, legality or enforceability of such provision be affected in any other jurisdiction. Upon a determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties will substitute for any invalid, illegal or unenforceable provision a suitable and equitable provision that carries out, so far as may be valid, legal and enforceable, the intent and purpose of such invalid, illegal or unenforceable provision.

5.13 Entire Agreement; Restatement. This Agreement and the documents or instruments referred to in this Agreement, including any exhibits and schedules attached, which exhibits and schedules are incorporated by reference, embody the entire agreement and understanding of the parties in respect of the subject matter contained in this Agreement. There are no restrictions, promises, representations, warranties, covenants or undertakings, other than those expressly set forth or referred to in this Agreement or the documents or instruments referred to in this Agreement, which collectively supersede all prior agreements and the understandings among the parties with respect to the subject matter contained in this Agreement. Upon the Closing, the Prior Agreement shall no longer be of any force or effect.

5.14 In-Kind Distribution5.15 . If the Sponsor seeks to effectuate an in-kind distribution of all or part of its Registrable Securities to its direct or indirect equityholders (an “In-Kind Distribution”), Pubco will use commercially reasonable efforts to work with the Sponsor to facilitate such In-Kind Distribution in the manner reasonably requested. Prior to any In-Kind Distribution, each distributee shall deliver to Pubco a written acknowledgment and agreement in form and substance reasonably satisfactory to Pubco that the distributee will be bound by, and will be a party to, this Agreement; provided, however, that a failure by a distributee to deliver such acknowledgment and agreement shall not render such distribution to such distributee void, but such distributee shall not be entitled to the benefits of this Agreement until such time as such acknowledgment and agreement is delivered. Upon any In-Kind Distribution, in the event of a distribution of all of the Sponsor’s Registrable Securities, the distributees holding Registrable Securities equal to a majority-in-interest of the Registrable Securities then held by the Sponsor at the time of such distribution shall thereafter be entitled to exercise and enforce the rights specifically granted to the Sponsor hereunder.

[Signature Pages Follow]

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IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

PUBCO:

EVERNORTH HOLDINGS INC.

By:
Name:
Title:

HOLDERS:

ARMADA ACQUISITION CORP. II

By:
Name:
Title:

COHEN AND COMPANY CAPITAL MARKETS, A DIVISION OF J.V.B. FINANCIAL GROUP, LLC

By:
Name:
Title:

NORTHLAND SECURITIES, INC.

By:
Name:
Title:

ARRINGTON XRP CAPITAL FUND, LP

By:
Name:
Title:

[Signature Page to Amended & Restated Registration Rights Agreement]

Exhibit A

AMENDED AND RESTATED

REGISTRATION RIGHTS AGREEMENT

JOINDER

The undersigned is executing and delivering this joinder (this “Joinder”) pursuant to the Amended and Restated Registration Rights Agreement, dated as of [____] (as the same may hereafter be amended, the “Registration Rights Agreement”), by and among Armada Acquisition Corp. II, a Delaware corporation, Arrington XRP Capital Fund, LP, a Delaware limited partnership, Evernorth Holdings Inc., a Nevada corporation (“Pubco”), Cohen and Company Capital Markets a division of J.V.B. Financial Group, LLC, and Northland Securities, Inc.. Capitalized terms used but not otherwise defined in this Joinder shall have the meanings provided in the Registration Rights Agreement.

By executing and delivering this Joinder to Pubco, and upon acceptance of this Joinder by Pubco upon the execution of a counterpart of this Joinder, the undersigned agrees to become a party to, to be bound by and to comply with the Registration Rights Agreement as a Holder of Registrable Securities in the same manner as if the undersigned were an original signatory to the Registration Rights Agreement as a Holder, and the Common Stock of Pubco owned, or underlying any rights or other securities of Pubco owned, by the undersigned shall be included as Registrable Securities under the Registration Rights Agreement to the extent provided in the Registration Rights Agreement; provided, however, that the undersigned and its permitted assigns (if any) shall not have any rights as Holders, and the Common Stock of Pubco owned, or underlying any rights or other securities of Pubco owned, by the undersigned shall not be included as Registrable Securities, for purposes of the Excluded Sections.

For purposes of this Joinder, “Excluded Sections” means [       ].

Accordingly, the undersigned has executed and delivered this Joinder as of the __________ day of __________, 20__.

STOCKHOLDER:

By:
Name:
Title (if applicable):

Address:

Agreed and Accepted as of
____________, 20__

[ ⚫ ]
By:
Name:
Title:

ANNEX F

October 19th, 2025

The Board of Directors

Armada Acquisition Corp. II

1760 Market Street, Suite 602

Philadelphia, Pennsylvania 19103

Members of the Board:

We understand that Armada Acquisition Corp. II, a Cayman Islands exempted company (the “Company”), Evernorth Holdings Inc., a Nevada corporation (“Pubco”), Pathfinder Digital Assets LLC, a Delaware limited liability company (“Target”), [SPAC Merger Sub], a Delaware limited liability company (“SPAC Merger Sub”), [Company Merger Sub], a Delaware limited liability company (“Target Merger Sub”), and Ripple Labs Inc., a Delaware corporation (“Ripple”), propose to enter into a Business Combination Agreement (the “Agreement”), pursuant to which (a) Target will merge with and into Target Merger Sub (the “Target Merger”) with holders of Target Units receiving one share of Class A Common Stock of Pubco (“Pubco Common Shares”) for each unit of Target, subject to certain restrictions set forth in the BCA, and (b) SPAC Merger Sub will merge with and into the Company (the “SPAC Merger”, and together with the Target Merger and transactions contemplated by the Agreement, the “Transaction”) and (i) each outstanding Class A ordinary share (and after the domestication more fully described in the Agreement, class A common stock), par value $0.0001 per share, of the Company (the “Company Class A Shares”) and each outstanding Class B ordinary share (and after the domestication more fully described in the Agreement, class B common stock), par value $0.0001 per share, of the Company (the “Company Class B Shares”, and together with the Company Class A Shares, the “Company Common Shares”) that is converted into a Company Class A Share in accordance with the Company’s certificate of incorporation (as then in effect) immediately prior to the effectiveness of the SPAC Merger, other than Company Class A Shares that are redeemed or held in the treasury of the Company (or any subsidiaries thereof), will be converted into the right to receive one fully paid and nonassessable Pubco Common Share (the “Exchange Ratio”) and (ii) each warrantholder of the Company will receive a warrant to purchase one Pubco Common Share for each warrant to purchase one Company Class A Share. The terms and conditions of the Transaction are more fully set forth in the Agreement.

The Company has engaged Cohen & Company Securities, LLC acting through Cohen & Company Capital Markets division (“CCM” or “we”) to serve as financial advisor to the Board of Directors (the “Board of Directors”) of the Company to provide an opinion (the “Opinion”) as of the date hereof as to the fairness, from a financial point of view, to the Company, of the Exchange Ratio set forth in the Agreement.

In connection with this opinion, we have, among other things:

(i)	reviewed the following documents:

(a)	a draft dated October 12, 2025 of the Agreement;

(b)	certain publicly available financial and other information about the Company; and

(c)	certain non-public information furnished to us by the Company’s management relating to the business, operations and prospects of the Company and Target;

(ii)	held discussions with members of senior management of the Company and Target concerning the matters described in clauses (i) above;

(iii)	compared the proposed financial terms of the Transaction with the financial terms of certain other transactions that we deemed relevant; and

(iv)	performed such other financial studies, analyses and investigations as we deemed appropriate.

For purposes of CCM’s analysis and in rendering this opinion, we have assumed and relied upon, but have not assumed any responsibility to independently investigate or verify, the accuracy and completeness of all financial and other information that was supplied or otherwise made available by the Company or that was publicly available to us (including, without limitation, the information described above), or that was otherwise reviewed by us. We have relied on assurances of the management of the Company that it is not aware of any facts or circumstances that would make such information inaccurate or misleading. In CCM’s review, we did not obtain any independent evaluation or appraisal of any of the assets or liabilities of, nor did we conduct a physical inspection of any of the properties or facilities of, the Company, nor have we been furnished with any such evaluations or appraisals of such physical inspections, nor do we assume any responsibility to obtain any such evaluations or appraisals.

With respect to the financial forecasts provided to and examined by us, we note that projecting future results of any company is inherently subject to uncertainty. The Company has informed us, however, and we have assumed, that such financial forecasts were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of the Company as to the future financial performance of the Company. We express no opinion as to the Company’s or Target’s financial forecasts or the assumptions on which they are made.

CCM’s opinion is based on economic, monetary, regulatory, market and other conditions existing and which can be evaluated as of the date hereof. We expressly disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting CCM’s opinion of which we become aware after the date hereof.

We have made no independent investigation of any legal or accounting matters affecting the Company, and we have assumed the correctness in all respects material to CCM’s analysis of all legal and accounting advice given to the Company and its Board of Directors, including, without limitation, advice as to the legal, accounting and tax consequences of the terms of, and transactions contemplated by, the Agreement to the Company and its stockholders. In addition, in preparing this opinion, we have not taken into account any tax consequences of the transaction to any holder of Company Class A Shares or any other person. We have assumed that the final form of the Agreement will be substantially similar to the last draft reviewed by us. We have also assumed that in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Transaction, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company, Target or the contemplated benefits of the Transaction.

It is understood that CCM’s opinion is for the use and benefit of the Board of Directors of the Company in its consideration of the Transaction, and CCM’s opinion does not address the relative merits of the transactions contemplated by the Agreement as compared to any alternative transaction or opportunity that might be available to the Company, nor does it address the underlying business decision by the Company to engage in the Transaction or the terms of the Agreement or the documents referred to therein. CCM’s opinion does not constitute a recommendation as to how any holder of shares of Company Class A Common Stock or any other person should vote or act on the Transaction or any matter related thereto. In addition, you have not asked us to address, and this opinion does not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Company, other than the holders of Company Class A Common Shares (in their capacity as such), other than Target and its Affiliates. At your direction we assumed that the Company warrants were without value and that no holder of Company Class A Shares will exercise their redemption rights. This opinion also assumes no dilution to the holders of Company Class A Shares resulting from any additional shares, if any, issuable to any Advanced Funding Investors pursuant to the terms of any Advanced Funding Subscription Agreement. We express no opinion as to the price at which shares of Company Class A Shares will trade at any time or the price at which any shares of Pubco will trade at any time. Furthermore, we do not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable or to be received by any of the Company’s officers, directors or employees, or any class of such persons, in connection with the Transaction relative to the Exchange Ratio to be received by holders of Company Class A Shares. CCM’s opinion has been authorized by the Fairness Committee of Cohen & Company Securities, LLC.

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We will receive a fee for our services, a portion of which is payable upon delivery of this opinion and a significant portion of which is payable contingent upon consummation of the Transaction. The Company has agreed to reimburse CCM’s reasonable expenses up to an aggregate amount of $125,000 and to indemnify CCM against liabilities arising out of or in connection with the services rendered and to be rendered by CCM under such engagement. Please be advised that during the two years preceding the date of this opinion, other than services provided to the Company pursuant to that certain Underwriting Agreement, dated as of May 20, 2025, and pursuant to which fees are payable to CCM by the Company, we have not provided any other material financial advisory or other material financing services to the Company, Target or their respective affiliates. We may, however, provide such services in the future and may receive, fees for the rendering of such services. We and our affiliates may trade or hold securities of the Company, Pubco or Target and/or their respective affiliates for CCM’s own account and for the accounts of CCM’s customers and, accordingly, may at any time hold long or short positions in those securities. In addition, we may seek to, in the future, provide financial advisory and financing services to the Company, Pubco, Target or entities that are affiliated with the Company, Pubco or Target, for which we would expect to receive compensation. Except as otherwise expressly provided in CCM’s engagement letter with the Company, CCM’s opinion may not be used or referred to by the Company, or quoted or disclosed to any person by the Company in any matter, without CCM’s prior written consent.

Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Exchange Ratio set forth in the Agreement is fair, from a financial point of view, to the Company.

Respectfully submitted,

Cohen & Company Securities, LLC

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Annex G

FORM OF LOCK-UP AGREEMENT

THIS LOCK-UP AGREEMENT (this “Agreement”) is made and entered into as of [●], 2025 by and [between Evernorth Holdings Inc., a Nevada corporation (“Pubco”) and the undersigned (“Holder”)]1/[among Evernorth Holdings Inc., a Nevada corporation (“Pubco”), Arrington XRP Capital Fund, LP, a Delaware limited partnership (“Sponsor”), Armada Acquisition Corp. II, a Delaware corporation (“SPAC”), the insiders who are signatories hereto (each, an “Insider,” and collectively, the “Insiders”) and the undersigned (“Holder”)]2. Any capitalized term used but not defined in this Agreement will have the meaning ascribed to such term in the Business Combination Agreement (as defined below).

WHEREAS, on October 19, 2025, Pubco, SPAC, Pathfinder Digital Assets LLC, a Delaware limited liability company (the “Company”), Evernorth Corporate Merger Sub Inc., a Delaware corporation (“SPAC Merger Sub”), Evernorth Company Merger Sub LLC, a Delaware limited liability company (“Company Merger Sub”), and Ripple Labs Inc., a Delaware corporation (“Ripple”) entered into that certain Business Combination Agreement (as amended from time to time, the “Business Combination Agreement”);

WHEREAS, pursuant to the Business Combination Agreement, subject to the terms and conditions thereof, among other matters, pursuant to and in accordance with applicable Laws and upon the consummation of the transactions contemplated by the Business Combination Agreement (the “Closing”): (a) Company Merger Sub will merge with and into the Company, with the Company continuing as the surviving company (the “Company Merger”), and with Ripple receiving one share of Class A common stock, par value $0.001 per share, of Pubco (“Pubco Class A Common Stock”) for each unit of the Company (each, a “Company Unit”) held by Ripple and exchanged pursuant to the Company Merger, subject to certain limitations on the initial holdings of Ripple and certain related entities included in the Business Combination Agreement, (b) simultaneously with the Company Merger, SPAC Merger Sub will merge with and into SPAC, with SPAC continuing as the surviving entity (the “SPAC Merger” and, together with the Company Merger, the “Mergers” and, together with the other transactions contemplated by the Business Combination Agreement and the Ancillary Documents, the “Transactions”), with (x) shareholders of SPAC receiving one share of Pubco Class A Common Stock for each Class A ordinary share, par value $0.0001 per share, of SPAC (a “SPAC Class A Share”), and (y) warrantholders of SPAC receiving one warrant to purchase one share of Pubco Class A Common Stock for each warrant to purchase one SPAC Class A Share held by such warrantholders, and (c) Pubco will become a publicly traded company;

[WHEREAS, in connection with the Transactions, Holder entered into that certain Subscription Agreement, dated as of [●], 2025 (the “Subscription Agreement”), pursuant to which Holder agreed to subscribe for, and each of Pubco and the Company agreed to issue at the Closing, the number of shares of Pubco Class A Common Stock and Company Units set forth therein;]3

[WHEREAS, in connection with the Transactions, Holder entered into that certain Series C Subscription Agreement, dated as of [●], 2025 (the “Subscription Agreement”), pursuant to which Holder agreed to subscribe for, and the Company agreed to issue at the Closing, the number of shares of Pubco Class A Common Stock and Class C common stock, par value $0.001 per share, of Pubco (the “Pubco Class C Common Stock”) set forth therein;]4

WHEREAS, immediately following Closing, Holder will be a holder of shares of Pubco Class A Common Stock [and Pubco Class C Common Stock] (“Pubco Stock”)[, Company Units] and/or Pubco Warrants in such amount as set forth underneath Holder’s name on the signature page hereto; and

[1]	Note to Draft: To be included in the agreements with Ripple and Chris Larsen entities.
[2]	Note to Draft: To be included for Holders who are Insiders and Sponsor.
[3]	Note to Draft: To be included in the agreement with Chris Larsen entities.
[4]	Note to Draft: To be included in the agreement with Sponsor.

WHEREAS, pursuant to the Business Combination Agreement and the transactions contemplated thereby and the Ancillary Documents, and in view of the valuable consideration to be received by Holder thereunder, the receipt and sufficiency of which is hereby acknowledged, the parties hereto desire to set forth herein certain understandings between such parties with respect to restrictions on transfer of any shares of Pubco Stock held by Holder immediately after the Closing, any shares of Pubco Stock issuable upon the exercise or settlement, as applicable, of Pubco Warrants held by Holder immediately after the Closing and any other securities convertible into or exercisable or exchangeable for Pubco Stock [(including, for the avoidance of doubt, any shares of Pubco Class C Common Stock or any Company Units)] held by Holder immediately after the Closing (collectively, the “Restricted Securities”).

NOW, THEREFORE, in consideration of the premises set forth above, which are incorporated in this Agreement as if fully set forth below, and intending to be legally bound hereby, the parties hereby agree as follows:

1.	Lock-Up Provisions.

(a)

Holder hereby agrees not to, without the prior written consent of Pubco, during the period (the “Lock-Up Period”) commencing from the Closing Date and ending on the earlier of (A) the six (6) month anniversary of the Closing Date (the “Anniversary Release”) and (B) the date on which Pubco consummates a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of its stockholders having the right to exchange their shares of Pubco Stock for cash, securities or other property: (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidation with respect to or decrease a call equivalent position within the meaning of Section 16 of the Securities and Exchange Act of 1934, as amended, and the rules and regulations of the Securities and Exchange Commission promulgated thereunder with respect to, any Restricted Securities, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Restricted Securities, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (iii) publicly announce the intention to effect any transaction specified in clause (i) or (ii) (any of the foregoing described in clauses (i), (ii) or (iii), a “Prohibited Transfer”). The foregoing sentence shall not apply to the transfer of any or all of the Restricted Securities owned by Holder (each, a “Permitted Transferee”): (I) in the case of an entity, transfers (A) to another entity that is an Affiliate of the Holder, (B) as part of a distribution to members, partners or stockholders of Holder and (C) to officers or directors of Holder, any Affiliate or family member of any of Holder’s officers or directors, or to any members, officers, directors or employees of Holder or any of its Affiliates; (II) in the case of an individual, transfers by gift to members of the individual’s immediate family or to a trust, the beneficiary of which is a member of one of the individual’s immediate family or an Affiliate of such person; (III) to a charitable organization; (IV) in the case of an individual, transfers by virtue of laws of descent and distribution upon death of the individual or for bona fide estate planning purposes; (V) in the case of an individual, transfers pursuant to a qualified domestic relations order; (VI) in the case of an entity, transfers by virtue of the laws of the state of the entity’s organization and the entity’s organizational documents upon dissolution or liquidation of the entity; (VII) transfers to satisfy any U.S. federal, state, or local income tax obligations of Holder (or its direct or indirect owners) to the extent necessary to cover any tax liability as a direct result of the Transactions; (VIII) in the form of a pledge of Restricted Securities in a bona fide transaction as collateral to secure obligations pursuant to lending or other financing arrangements between a Holder (or its Affiliates), on the one hand, and a third party, on the other hand, for the benefit of such Holder and/or its Affiliates; or (IX) transfers to Pubco; provided, however, that during the Lock-Up Period such third party shall not be permitted to foreclose upon such Restricted Securities or otherwise be entitled to enforce its rights or remedies with respect to the Restricted Securities, including, without limitation, the right to vote, transfer or take title to or

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ownership of such Restricted Securities; provided, however, that it shall be a condition to any transfer pursuant to clauses (I) through (VIII) above that the Permitted Transferee executes and delivers to Pubco an agreement stating that the transferee is receiving and holding the Restricted Securities subject to the provisions of this Agreement applicable to Holder, and there shall be no further transfer of such Restricted Securities except in accordance with this Agreement. Holder further agrees to execute such agreements as may be reasonably requested by Pubco that are consistent with the foregoing or that are necessary to give further effect thereto. The restrictions set forth herein shall not restrict Holder from making a request for inclusion of its Restricted Securities in any registration statement pursuant to any registration rights agreement between Pubco and the Holder, provided that no public filing or public disclosure relating to such sale of securities is made during the Lock-Up Period.

[(b)

SPAC, Sponsor and the Insiders hereby agree that as of the Closing Date, Section 7 (Transfer Restrictions) of that certain letter agreement, dated as of May 20, 2025, by and among SPAC, Armada Sponsor II LLC, a Delaware limited liability company, and the Insiders (to which Sponsor joined as a party pursuant to that certain joinder dated August 28, 2025) (as amended, the “Insider Letter”), is to be of no further force and effect, and further confirm that by their signature hereto they are executing a written instrument that satisfies the requirements of Section 12 of the Insider Letter to change, amend, modify or waive a particular provision of the Insider Letter.][5]

(c)

If any Prohibited Transfer is made or attempted contrary to the provisions of this Agreement, such purported Prohibited Transfer shall be null and void ab initio, and Pubco shall refuse to recognize any such purported transferee of the Restricted Securities as one of its equity holders for any purpose. In order to enforce this Section 1, Pubco may impose stop-transfer instructions with respect to the Restricted Securities of Holder (and Permitted Transferees and assigns thereof) until the end of the Lock-Up Period.

(d)

During the Lock-Up Period, each certificate evidencing any Restricted Securities shall be stamped or otherwise imprinted with a legend in substantially the following form, in addition to any other applicable legends:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS ON TRANSFER SET FORTH IN A LOCK-UP AGREEMENT, DATED AS OF [●], 2025, BY AND BETWEEN THE ISSUER OF SUCH SECURITIES (THE “ISSUER”) AND THE ISSUER’S SECURITY HOLDER NAMED THEREIN, AS AMENDED. A COPY OF SUCH LOCK-UP AGREEMENT WILL BE FURNISHED WITHOUT CHARGE BY THE ISSUER TO THE HOLDER HEREOF UPON WRITTEN REQUEST.”

(e)	For the avoidance of any doubt, Holder shall retain all of its rights as a stockholder of Pubco during the Lock-Up Period, including the right to vote any Restricted Securities.

2.	Miscellaneous.

(a)

Binding Effect; Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns[; provided that Section 1(b) shall only be binding upon and inure to the benefit only of the Insiders].[6] This Agreement and all obligations of Holder are personal to Holder and may not be transferred or delegated by Holder at any time without the prior written consent of Pubco, except in accordance with the procedures set forth for transfers of Restricted Securities to Permitted Transferees in Section 1(a), and any such purported transfer shall be null and void. Pubco may freely assign any or all of its rights under this Agreement, in whole or in part, to any successor entity (whether by merger, consolidation, equity sale, asset sale or otherwise) without obtaining the consent or approval of Holder.

[5]	Note to Draft: To be included for Holders who are Insiders.
[6]	Note to Draft: To be included for Holders who are Insiders.

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(b)

Third Parties. Nothing contained in this Agreement or in any instrument or document executed by any party in connection with the transactions contemplated hereby shall create any rights in, or be deemed to have been executed for the benefit of, any person or entity that is not a party hereto or thereto or a successor or permitted assign of such a party.

(c)	Governing Law; Jurisdiction; Specific Performance. Sections 12.6 and 12.7 of the Business Combination Agreement shall apply to this Agreement mutatis mutandis.

(d)

Interpretation. The titles and subtitles used in this Agreement are for convenience only and are not to be considered in construing or interpreting this Agreement. In this Agreement, unless the context otherwise requires: (i) any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa; (ii) “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding or succeeding such term and shall be deemed in each case to be followed by the words “without limitation”; (iii) the words “herein,” “hereto,” and “hereby” and other words of similar import in this Agreement shall be deemed in each case to refer to this Agreement as a whole and not to any particular section or other subdivision of this Agreement; and (iv) the term “or” means “and/or”. The parties have participated jointly in the negotiation and drafting of this Agreement. Consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

(e)

Notices. All notices, consents, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered (i) in person, (ii) by electronic means (including email), with affirmative confirmation of receipt, (iii) one Business Day after being sent, if sent by reputable, nationally recognized overnight courier service or (iv) four (4) Business Days after being mailed, if sent by registered or certified mail, pre-paid and return receipt requested, in each case to the applicable party at the following addresses (or at such other address for a party as shall be specified by like notice):

If to Pubco, to:	With copies to (which shall not constitute notice):

Evernorth Holdings Inc. 600 Battery Street San Francisco, CA 94111 Attention: Asheesh Birla E-mail: asheesh@evernorth.xyz	Davis Polk & Wardwell LLP 450 Lexington Ave New York, NY 10017 Email: dan.gibbons@davispolk.com; derek.dostal@davispolk.com Attention: Dan Gibbons; Derek Dostal
If to Holder, to: the address set forth below Holder’s name on the signature page to this Agreement.

(f)

Amendments and Waivers. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance, and either retroactively or prospectively) only with the written consent of all parties hereto; provided, however, that if any waiver of any of the Lock-Up Agreements executed in connection with the Business Combination Agreement is granted by Pubco, Pubco will provide notice to Holder, and if Holder so elects, such waiver shall be deemed granted mutatis mutandis for this Agreement. No failure or delay by a party in exercising any right hereunder shall operate as a waiver thereof. No waivers of or exceptions to any term, condition, or provision of this Agreement, in any one or more instances, shall be deemed to be or construed as a further or continuing waiver of any such term, condition, or provision.

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(g)

Severability. In case any provision in this Agreement shall be held invalid, illegal or unenforceable in a court of competent jurisdiction, such provision shall be modified or deleted, as to the jurisdiction involved, only to the extent necessary to render the same valid, legal and enforceable, and the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby nor shall the validity, legality or enforceability of such provision be affected thereby in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties will substitute for any invalid, illegal or unenforceable provision a suitable and equitable provision that carries out, so far as may be valid, legal and enforceable, the intent and purpose of such invalid, illegal or unenforceable provision.

(h)

Entire Agreement. This Agreement, together with the Business Combination Agreement to the extent referred to herein, constitutes the full and entire understanding and agreement among the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties is expressly canceled; provided, that, for the avoidance of doubt, the foregoing shall not affect the rights and obligations of the parties under the Business Combination Agreement or any Ancillary Document. Notwithstanding the foregoing, nothing in this Agreement shall limit any of the rights or remedies of Pubco or any of the rights, remedies or obligations of Holder under any other agreement between Holder and Pubco or any certificate or instrument executed by Holder in favor of Pubco, and nothing in any other agreement, certificate or instrument shall limit any of the rights, remedies or obligations of Pubco or any of the rights, remedies or obligations of Holder under this Agreement.

(i)

Further Assurances. From time to time, at another party’s reasonable request and without further consideration (but at the requesting party’s reasonable cost and expense), each party shall execute and deliver such additional documents and take all such further action as may be reasonably necessary to consummate the transactions contemplated by this Agreement.

(j)

Counterparts. This Agreement may be executed and delivered (including by electronic signature or by email in portable document form) in two or more counterparts and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement.

[Remainder of Page Intentionally Left Blank; Signature Pages Follow]

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IN WITNESS WHEREOF, the parties have executed this Lock-Up Agreement as of the date first written above.

Pubco:

EVERNORTH HOLDINGS INC.

By:
Name:
Title:

[Sponsor:

ARRINGTON XRP CAPITAL FUND, LP

By:
Name:
Title:]

[SPAC:

ARMADA ACQUISITION CORP. II

By:
Name:
Title:]

[Insiders:

By:
Name:	[●]

By:
Name:	[●]

By:
Name:	[●]

By:
Name:	[●]

By:
Name:	[●]

By:
Name:	[●]][7]

{Additional Signature on the Following Page}

[7]	Note to Draft: To be included for Holders who are Insiders.

IN WITNESS WHEREOF, the parties have executed this Lock-Up Agreement as of the date first written above.

Holder:

Name of Holder:

By:
Name:
Title:

Number and Type of Pubco Stock [or Company Units] Owned:

Pubco Class A Common Stock:

[Pubco Class C Common Stock:]

Pubco Warrants:

[Company Units:]

Address for Notice:

Address:

Facsimile No.:

Telephone No.:

Email:

Annex H

CERTIFICATE OF INCORPORATION OF

[      ]

ARTICLE I

The name of the corporation is [      ] (the “Company”).

ARTICLE II

The address of the Company’s registered office in the State of Delaware is [1209 Orange Street, City of Wilmington, County of New Castle, 19801]. The name of its registered agent at such address is [The Corporation Trust Company].

ARTICLE III

The nature of the business or purposes to be conducted or promoted by the Company is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law (the “DGCL”). The Company is being incorporated in connection with the domestication of Armada Acquisition Corp. II, a Cayman Islands exempted company (“Armada Cayman”), as a Delaware corporation (the “Domestication”). This Certificate of Incorporation is being filed simultaneously with the Certificate of Corporate Domestication of Armada Cayman (the “Certificate of Domestication”).

ARTICLE IV

Section 1. The Company is authorized to issue one class of stock, to be designated, Common Stock (the “Common Stock”). The total number of shares of Common Stock that the Company shall have authority to issue is 220,000,000 shares, of which 200,000,000 shares are hereby designated as a series of Common Stock denominated “Class A Common Stock”, $0.0001 par value per share (the “Class A Common Stock”), and of which 20,000,000 shares are hereby designated as a series of Common Stock denominated “Class B Common Stock”, $0.0001 par value per share (the “Class B Common Stock”).

Section 2. Each share of Common Stock outstanding as of the applicable record date shall entitle the holder thereof to one (1) vote on any matter submitted to a vote at a meeting of stockholders (and written actions in lieu of meetings), except that prior to the closing of a Business Combination (as defined below) the holders of Class A Common Stock shall not be entitled to vote on the election or removal of any director of the Company.

Section 3. The number of authorized shares of Common Stock or, for the avoidance of doubt, any series thereof may be increased or decreased (but not below (i) the number of shares of Common Stock or, in the case of a series of Common Stock, such series, then outstanding plus (ii) with respect to Class A Common Stock, the number of shares reserved for issuance pursuant to Section 3 of ARTICLE V) by the affirmative vote of the holders of a majority of the voting power of all the then-outstanding shares of capital stock of the Company entitled to vote thereon, irrespective of the provisions of Section 242(b)(2) of the DGCL; provided, for the avoidance of doubt, that the foregoing shall not limit the application of Section 242(d)(2) of the DGCL or any successor provision to the Company.

ARTICLE V

Section 1. The number of directors that constitutes the entire Board of Directors shall be fixed only by resolution of the Board of Directors acting pursuant to a resolution adopted by a majority of the Whole Board. For the purposes of this Certificate of Incorporation, the term “Whole Board” shall mean all of the directors then serving on the Board of Directors. At each annual meeting of stockholders, directors of the Company shall be elected to hold office until the expiration of the term for which they are elected and until their successors have been duly elected and qualified or until their earlier resignation or removal. If any such meeting shall not be so held, such election shall take place at a stockholders’ meeting called and held in accordance with the DGCL.

Section 2. The directors of the Company shall be divided into three classes as nearly equal in size as is practicable, designated Class I, Class II and Class III. Directors shall be assigned to each class at the time such classification becomes effective in accordance with the Company’s Plan of Domestication adopted in connection with the Domestication. At the first annual meeting of stockholders following the filing of this Certificate of Incorporation, the term of office of the Class I directors shall expire and Class I directors shall be elected for a full term of three years. At the second annual meeting of stockholders following the filing of this Certificate of Incorporation, the term of office of the Class II directors shall expire and Class II directors shall be elected for a full term of three years. At the third annual meeting of stockholders following the filing of this Certificate of Incorporation, the term of office of the Class III directors shall expire and Class III directors shall be elected for a full term of three years. At each succeeding annual meeting of stockholders, directors shall be elected for a full term of three years to succeed the directors of the class whose terms expire at such annual meeting. If the number of directors is changed, any newly created directorships or decrease in directorships shall be so apportioned among the classes as to make all classes as nearly equal in number as is practicable. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

Section 3. Immediately prior to the SPAC Merger Effective Time (as such term is defined in the Business Combination Agreement, dated as of [ ], 2025, by and among the Company, Evernorth Holdings Inc., a Nevada corporation (“Pubco”), Pathfinder Digital Assets LLC, a Delaware limited liability company, Evernorth Corporate Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Pubco, Evernorth Company Merger Sub LLC, a Delaware limited liability company and wholly owned subsidiary of Pubco, and Ripple Labs Inc., a Delaware corporation (the “Business Combination Agreement”), each one (1) outstanding share of Class B Common Stock shall automatically be converted into one (1) outstanding share of Class A Common Stock, and all outstanding shares of Class B Common Stock shall cease to be outstanding and shall automatically be cancelled and cease to exist. The Company will at all times reserve and keep available out of its authorized but unissued shares of Class A Common Stock, solely for the purpose of effecting the conversion of the shares of the Class B Common Stock, such number of its shares of Class A Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Class B Common Stock; and if at any time the number of authorized but unissued shares of Class A Common Stock will not be sufficient to effect the conversion of all then-outstanding shares of Class B Common Stock, the Company will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Class A Common Stock to such number of shares as will be sufficient for such purpose.

ARTICLE VI

Section 1. For so long as the Board of Directors is classified, any director or the entire Board of Directors may be removed from office at any time, but only for cause, and only by the affirmative vote of the holders of at least a majority of the voting power of the issued and outstanding capital stock of the Company entitled to vote in the election of directors, voting as a single class.

Section 2. Newly created directorships resulting from any increase in the number of directors, created in accordance with the Bylaws of the Company, and any vacancies on the Board of Directors resulting from death,

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resignation, disqualification, removal or other cause shall be filled only by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the Board of Directors, or by a sole remaining director, and not by the stockholders. A person so elected by the Board of Directors to fill a vacancy or newly created directorship shall hold office until the next election of the class for which such director shall have been chosen and until his or her successor shall have been duly elected and qualified, or until such director’s earlier death, resignation or removal.

ARTICLE VII

Section 1. The Company is to have perpetual existence.

Section 2. The business and affairs of the Company shall be managed by or under the direction of the Board of Directors. In addition to the powers and authority expressly conferred upon them by statute or by this Certificate of Incorporation or the Bylaws of the Company, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Company.

Section 3. In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to adopt, alter, amend or repeal the Bylaws of the Company. The affirmative vote of at least a majority of the Whole Board shall be required in order for the Board of Directors to adopt, amend, alter or repeal the Company’s Bylaws. The Company’s Bylaws may also be adopted, amended, altered or repealed by the stockholders of the Company in accordance with the provisions of the Bylaws relating to amendments to the Bylaws. No Bylaw hereafter legally adopted, amended, altered or repealed shall invalidate any prior act of the directors or officers of the Company that would have been valid if such Bylaw had not been adopted, amended, altered or repealed.

Section 4. The election of directors need not be by written ballot unless the Bylaws of the Company shall so provide.

Section 5. No stockholder will be permitted to cumulate votes at any election of directors.

ARTICLE VIII

Section 1. Special meetings of stockholders of the Company may be called only by the Chairperson of the Board of Directors, the Chief Executive Officer, the President or the Board of Directors acting pursuant to a resolution adopted by a majority of the Whole Board. Notwithstanding the foregoing, a special meeting may not be called by any other person or persons and any power of stockholders to call a special meeting of stockholders is specifically denied. Only such business shall be considered at a special meeting of stockholders as shall have been stated in the notice for such meeting. Any such special meeting so called may be postponed, rescheduled or cancelled by the Board of Directors acting pursuant to a resolution adopted by a majority of the Whole Board.

Section 2. Advance notice of stockholder nominations for the election of directors and of business to be brought by stockholders before any meeting of the stockholders of the Company shall be given in the manner and to the extent provided in the Bylaws of the Company.

ARTICLE IX

Section 1. To the fullest extent permitted by the DGCL as the same exists or as may hereafter be amended from time to time, a director or officer of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director or officer. If the DGCL is amended

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to authorize corporate action further eliminating or limiting the personal liability of directors or officers, then the liability of a director or officer of the Company shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

Section 2. Neither any amendment, elimination nor repeal of any Section of this ARTICLE IX, nor the adoption of any provision of this Certificate of Incorporation or the Bylaws of the Company inconsistent with this ARTICLE IX, shall eliminate or reduce the effect of this ARTICLE IX in respect of any matter occurring, or any Proceeding accruing or arising or that, but for this ARTICLE IX, would accrue or arise, prior to such amendment, elimination, repeal or adoption of an inconsistent provision.

ARTICLE X

Meetings of stockholders may be held within or outside of the State of Delaware, as the Bylaws of the Company may provide. The books of the Company may be kept (subject to any provision of applicable law) outside of the State of Delaware at such place or places or in such manner or manners as may be designated from time to time by the Board of Directors or in the Bylaws of the Company.

ARTICLE XI

Section 1. The Company reserves the right to amend or repeal any provision contained in this Certificate of Incorporation in the manner prescribed by the laws of the State of Delaware and all rights conferred upon stockholders are granted subject to this reservation. Notwithstanding any other provision of this Certificate of Incorporation or any provision of law that might otherwise permit a lesser vote, but in addition to the vote of any holders of any class or series of the stock of the Company required by law or by this Certificate of Incorporation, the Board of Directors acting pursuant to a resolution adopted by a majority of the Whole Board and the affirmative vote of 66 2/3% of the voting power of the then outstanding voting securities of the Company entitled to vote thereon, voting together as a single class, shall be required for the amendment, repeal or modification of the provisions of Section 3 of ARTICLE IV, ARTICLE V, ARTICLE VI, ARTICLE VII, ARTICLE VIII, this ARTICLE XI or ARTICLE XII of this Certificate of Incorporation.

Section 2. If any provision or provisions of this Certificate of Incorporation shall be held to be invalid, illegal or unenforceable as applied to any circumstance for any reason whatsoever: (i) the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Certificate of Incorporation (including, each portion of any sentence of this Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby and (ii) to the fullest extent possible and without limiting any other provisions of this Certificate of Incorporation (or any other provision of the Bylaws of the Company or any agreement entered into by the Company), the provisions of this Certificate of Incorporation (including, each such portion of any paragraph of this Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to permit the Company to protect its directors, officers, employees and agents from personal liability in respect of their good faith service to, or for the benefit of, the Company to the fullest extent permitted by law.

Section 3. To the fullest extent permitted by law, each and every individual, corporation, company, partnership, limited liability company, unincorporated association or other entity or organization (each, a “Person”) purchasing or otherwise acquiring any interest (of any nature whatsoever) in any shares of the capital stock of the Company shall be deemed, by reason of and from and after the time of such purchase or other acquisition, to have notice of and to have consented to all of the provisions of (a) this Certificate of Incorporation, (b) the Bylaws of the Company and (c) any amendment to this Certificate of Incorporation or the Bylaws of the Company enacted or adopted in accordance with this Certificate of Incorporation, the Bylaws of the Company and applicable law.

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ARTICLE XII

Section 1. In recognition and anticipation that (i) certain directors, managers, principals, officers, employees and/or other representatives of Principal Stockholders and their Affiliates may serve as directors, officers or agents of the Company, (ii) the Principal Stockholders and their Affiliates may now engage and may continue to engage in the same or similar activities or related lines of business as those in which the Company, directly or indirectly, may engage and/or other business activities that overlap with or compete with those in which the Company, directly or indirectly, may engage, and (iii) members of the Board of Directors who are not employees of the Company or a majority owned subsidiary thereof (“Non-Employee Directors”) and their respective Affiliates may now engage and may continue to engage in the same or similar activities or related lines of business as those in which the Company, directly or indirectly, may engage and/or other business activities that overlap with or compete with those in which the Company, directly or indirectly, may engage, the provisions of this ARTICLE XII are set forth to regulate and define the conduct of certain affairs of the Company with respect to certain classes or categories of business opportunities as they may involve any of the Principal Stockholders, the Non-Employee Directors or their respective Affiliates and the powers, rights, duties and liabilities of the Company and its directors, officers and stockholders in connection therewith.

Section 2. To the fullest extent permitted by law, none of (i) the Principal Stockholders or any of their Affiliates or (ii) any Non-Employee Director (including any Non-Employee Director who serves as an officer of the Company in both such director’s director and officer capacities) or such Non-Employee Director’s Affiliates (the Persons identified in (i) and (ii) above being referred to, collectively, as “Identified Persons” and, individually, as an “Identified Person”) shall have any duty to refrain from directly or indirectly: (1) engaging in the same or similar business activities or lines of business in which the Company or any of its Affiliates now engages or proposes to engage; or (2) otherwise competing with the Company or any of its Affiliates. To the fullest extent permitted by law, no Identified Person shall be liable to the Company or its stockholders or to any Affiliate of the Company for breach of any fiduciary duty solely by reason of the fact that such Identified Person engages in any such activities. To the fullest extent permitted by law, the Company renounces any interest or expectancy in, or right to be offered an opportunity to participate in, any business opportunity which may be a corporate opportunity for an Identified Person and the Company or any of its Affiliates, except as provided in Section 3 of ARTICLE XII. Subject to Section 3 of ARTICLE XII. In addition and to the fullest extent permitted by law, in the event that any Identified Person acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for such Identified Person and the Company or any of its Affiliates, such Identified Person shall have no duty to communicate or offer such transaction or other business opportunity to the Company or any of its Affiliates and shall not be liable to the Company or its stockholders or to any Affiliate of the Company for breach of any fiduciary duty as a stockholder, director or officer of the Company solely by reason of the fact that such Identified Person pursues or acquires such corporate opportunity for such Identified Person, offers or directs such corporate opportunity to another Person, or does not communicate information regarding such corporate opportunity to the Company or any Affiliate of the Company.

Section 3. The Company does not renounce its interest in any corporate opportunity offered to any Non-Employee Director (including any Non-Employee Director who serves as an officer of the Company in both his or her director and officer capacities) if such opportunity is expressly offered to such Person solely in his or her capacity as a director or officer of the Company, and the provisions of Section 2 of ARTICLE XII shall not apply to any such corporate opportunity.

Section 4. In addition to and notwithstanding the foregoing provisions of this ARTICLE XII, a corporate opportunity shall not be deemed to be a potential corporate opportunity for the Company if it is a business opportunity that: (i) the Company is neither financially or legally able, nor contractually permitted, to undertake; (ii) from its nature, is not in the line of the Company’s business or is of no practical advantage to the Company; or (iii) is one in which the Company has no interest or reasonable expectancy.

Section 5. Solely for purposes of this ARTICLE XII, “Affiliate” shall mean in respect of any Principal Stockholder, any Person that, directly or indirectly, is controlled by such Principal Stockholder, controls such

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Principal Stockholder or is under common control with such Principal Stockholder. “Principal Stockholders” means investment funds affiliated with or advised by Arrington XRP Capital Fund, LP or any of its subsidiaries and their respective successors. Solely for the purposes of this ARTICLE XII, Affiliate shall include: (a) any principal, member, director, manager, partner, stockholder, officer, employee or other representative of any of the foregoing (other than the Company and any entity that is controlled by the Company); and (b) any funds or vehicles advised by Affiliates of such Principal Stockholder. Solely for purposes of this ARTICLE XII, (x) in respect of a Non-Employee Director, the term “Affiliate” shall include any Person that, directly or indirectly, is controlled by such Non-Employee Director (other than the Company and any entity that is controlled by the Company); and (y) in respect of the Company, the term “Affiliate” shall include any Person that, directly or indirectly, is controlled by the Company.

Section 6. To the fullest extent permitted by law, any Person purchasing or otherwise acquiring or holding any interest in any shares of capital stock of the Company shall be deemed to have notice of and to have consented to the provisions of this ARTICLE XII.

ARTICLE XIII

Section 1. Certain shareholders of Armada Cayman exercised redemption rights with respect to their Class A ordinary shares of a par value of USD$0.0001 each (the “Class A Shares”) of Armada Cayman (“Redemption Rights”) pursuant to the amended and restated memorandum and articles of association of Armada Cayman in, each case, as in effect immediately prior to the filing and effectiveness of the Certificate of Domestication and this Certificate of Incorporation (the “Cayman Charter”). At the SPAC Merger Effective Time, each issued and outstanding share of Class A Common Stock in respect of which the holder of the Class A Share of Armada Cayman from which such share of Class A Common Stock was converted in connection with the Domestication has validly exercised Redemption Rights (and not waived, withdrawn or otherwise lost the right), shall automatically be redeemed and shall be canceled and shall cease to exist and shall thereafter represent only the right to receive a pro rata share of the aggregate amount payable with respect to all redemptions of the shares of Class A Common Stock issued upon conversion of Class A Shares in connection with the Domestication pursuant to which Redemption Rights were validly exercised (and not waived, withdrawn or otherwise lost such rights) in accordance with the Cayman Charter.

Section 2. In the event that the SPAC Merger Effective Time or another Business Combination does not occur prior to or on the date that is 18 months after May 22, 2025, or such earlier date as the Board of Directors may approve or such later date as the stockholders of the Company may approve, the Company shall (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than ten (10) business days after ceasing such operations, subject to lawfully available funds, redeem the Class A Common Stock, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account (as defined in the Business Combination Agreement), including interest earned on the Trust Account (which interest shall be net of taxes payable and up to US$100,000 of interest to pay dissolution expenses), divided by the number of Class A Common Stock then in issue, which redemption will completely extinguish the rights of the holders of Class A Common Stock as stockholders (including the right to receive further liquidation distributions, if any) subject to applicable law; and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining stockholders and the Board of Directors, liquidate and dissolve, subject in each case to the Company’s obligations under Delaware law to provide for claims of creditors and in all cases subject to the other requirements of applicable law.

“Business Combination” means a merger, share exchange, asset acquisition, share purchase, recapitalisation, reorganisation or similar business combination involving the Company, with one or more businesses (the target business), which Business Combination: (a) as long as the securities of the Company are listed on any United States national securities exchange, must occur with one or more target businesses that together have an aggregate fair market value of at least eighty per cent (80%) of the net assets held in the Trust Account

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(excluding any deferred underwriting commissions and taxes payable on the interest earned on the Trust Account) at the time of the signing of the definitive agreement to enter into such Business Combination; and (b) must not be solely effectuated with another blank cheque company.

Section 3. Except in connection with the conversion of Class B Common Stock into Class A Common Stock as set forth herein, prior to the SPAC Merger Effective Time, the Company shall not issue additional shares of Common Stock or any other securities that would entitle the holders thereof to receive funds from the Trust Account.

ARTICLE XIV

The name and mailing address of the incorporator of the Company are as follows:

[NAME]

[ADDRESS]

***

This Certificate of Incorporation shall become effective as of 12:01 a.m. (Eastern Time) on [●] day of [●], 2025.

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IN WITNESS WHEREOF, this Certificate of Incorporation has been executed by the incorporator of [     ] on this    day of      2025.

By:	/s/ [insert name]
[insert name]
Incorporator

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Annex I

SPONSOR SUPPORT AGREEMENT

This SPONSOR SUPPORT AGREEMENT (this “Agreement”) is made and entered into as of October 19, 2025, by and among Arrington XRP Capital Fund, LP, a Delaware limited partnership (“Sponsor”), Armada Acquisition Corp. II, a Cayman Islands exempted company (“SPAC”) and Evernorth Holdings Inc., a Nevada corporation (“Pubco”). Capitalized terms used but not defined herein have the meanings assigned to them in the Business Combination Agreement by and among SPAC, Pubco, Pathfinder Digital Assets LLC, a Delaware limited liability company (the “Company”), and the other parties thereto, dated as of the date hereof (as may be amended from time to time in accordance with its terms, the “BCA”).

WHEREAS, as of the date hereof, Sponsor owns 7,880,000 SPAC Class B Shares and 400,000 SPAC Class A Shares (collectively, the “Founder Shares” and, together with any New Securities (as defined below) of which ownership of record or the power to vote is hereafter acquired by Sponsor prior to the termination of this Agreement, the “Sponsor Shares”) and 200,000 SPAC Private Warrants (the “Private Placement Warrants”);

WHEREAS, in connection with SPAC’s initial public offering (the “IPO”), SPAC, Armada Sponsor II LLC, a Delaware limited liability company (“Former Sponsor”), and the then current officers and directors of SPAC entered into a letter agreement, dated as of May 20, 2025 (as amended, the “Insider Letter”), pursuant to which Former Sponsor agreed to certain voting requirements, transfer restrictions and waiver of redemption rights with respect to the SPAC Common Shares owned by it;

WHEREAS, on August 12, 2025, SPAC, Former Sponsor and Sponsor entered into a Sponsor Securities Purchase Agreement (the “Sponsor Securities Purchase Agreement”), pursuant to which the Former Sponsor agreed to sell to Sponsor, and Sponsor agreed to purchase from Former Sponsor, the Founder Shares and the Private Placement Warrants (the “New Sponsor Purchase”);

WHEREAS, the parties to the Sponsor Securities Purchase Agreement consummated the New Sponsor Purchase on August 28, 2025, pursuant to which, among other things, Former Sponsor ceased to control SPAC and Sponsor acquired all of the equity interests of SPAC previously held by Former Sponsor, including 100% of the issued and outstanding SPAC Class B Shares;

WHEREAS, on August 28, 2025, SPAC, Former Sponsor and the then current officers and directors of SPAC entered into (i) a waiver with respect to the Insider Letter, pursuant to which the parties thereto waived the provisions of Section 7 of the Insider Letter to facilitate Sponsor’s purchase of the Founder Shares and the Private Placement Warrants, and (ii) a joinder to the Insider Letter, pursuant to which Sponsor joined as a party to the Insider Letter;

WHEREAS, Article 17 of the SPAC Memorandum and Articles provides, among other matters, that the SPAC Class B Shares will automatically convert into SPAC Class A Shares concurrently with or immediately following the consummation of a Business Combination (as defined in the SPAC Memorandum and Articles), subject to adjustment if additional SPAC Class A Shares or Equity-linked Securities (as defined in the SPAC Memorandum and Articles) are issued or deemed issued in excess of the amounts sold in the IPO and related to or in connection with the closing of a Business Combination (the “Anti-Dilution Right”), excluding certain exempted issuances;

WHEREAS, concurrently with the execution and delivery of this Agreement, SPAC, Pubco, the Company and the other parties thereto are entering into the BCA, pursuant to which, upon the consummation of the transactions contemplated thereby (the “Closing”), among other matters, (a) Company Merger Sub will merge with and into the Company (with the Company surviving such merger as a direct wholly owned subsidiary of Pubco) (the “Company Merger”), and (b) SPAC Merger Sub will merge with and into SPAC (with SPAC surviving such merger as a direct wholly owned subsidiary of Pubco) (the “SPAC Merger” and, together with the Company Merger and the other transactions contemplated by the BCA and the Ancillary Documents, the “Transactions”); and

WHEREAS, as a condition and inducement to Pubco’s willingness to enter into the BCA, Pubco has required that Sponsor enter into this Agreement.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained herein and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and subject to the conditions set forth herein, the parties hereto agree as follows:

1. Sponsor Voting Requirements. At any meeting of SPAC’s shareholders, however called, or at any adjournment or postponement thereof, or in any other circumstance in which the vote, consent or other approval of SPAC’s shareholders is sought, Sponsor shall (i) if a meeting is held, appear at each such meeting (in person or by proxy) or otherwise cause all of the Sponsor Shares to be counted as present thereat for purposes of calculating a quorum and (ii) vote (or cause to be voted), or execute and deliver resolutions in writing (or cause resolutions in writing to be executed and delivered) covering, all of the Sponsor Shares:

(a) in favor of each SPAC Shareholder Approval Matter;

(b) against any Acquisition Proposal or Alternative Transaction;

(c) against any merger, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by SPAC (other than the Transactions);

(d) against any change in the business of SPAC; and

(e) against any proposal, action or agreement involving SPAC that would or would reasonably be expected to (i) impede, frustrate, prevent or nullify any provision of this Agreement, the BCA or any Ancillary Document, (ii) result in a breach in any material respect of any covenant, representation, warranty or any other obligation or agreement of SPAC under the BCA or any Ancillary Document, (iii) result in any of the conditions in respect of obligations of SPAC or the Parties set forth in Article IX of the BCA not being fulfilled or (iv) change in any manner the capitalization of, including the voting rights of any class of share capital of, SPAC (other than in connection with the SPAC Shareholder Approval Matters).

2. Enforcement of Insider Letter. During the Interim Period, for the benefit of Pubco, (a) Sponsor agrees that it shall fully comply with, and perform all of its obligations, covenants and agreements set forth in, the Insider Letter, including not redeeming its Sponsor Shares in connection with the Transactions and complying with the transfer restrictions with respect to the Sponsor Shares and Private Placement Warrants, (b) SPAC agrees to enforce the Insider Letter in accordance with its terms, and (c) each of Sponsor and SPAC agree not to amend, modify or waive any provision of the Insider Letter without the prior written consent of Pubco (such consent not to be unreasonably withheld, delayed or conditioned).

3. New Shares. In the event that, during the Interim Period, (a) any SPAC Common Shares or other equity securities of SPAC are issued to Sponsor in respect of the Sponsor Shares or the Private Placement Warrants pursuant to the Anti-Dilution Right or any share dividend, share split, recapitalization, reclassification, combination or exchange of SPAC Common Shares owned by Sponsor or otherwise, then such SPAC Common Shares or other equity securities acquired or purchased by Sponsor shall be subject to the terms of this Agreement to the same extent as if they constituted Founder Shares or Private Placement Warrants, as applicable, or (b) Sponsor (i) purchases or otherwise acquires beneficial ownership of any SPAC Common Shares or other equity securities of SPAC, or (ii) acquires the right to vote any SPAC Common Shares or other equity securities of SPAC (such SPAC Common Shares or other equity securities of SPAC referred to in clauses (b)(i) and (ii), collectively the “New Securities”), then such New Securities acquired or purchased by Sponsor shall be subject to the terms set forth in Sections 1 and 2 to the same extent as if they constituted the Sponsor Shares.

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4. Waiver of Anti-Dilution Protection. Subject to the consummation of the SPAC Merger, Sponsor waives (for itself and for its successors, heirs and assigns), to the fullest extent permitted by Law and the SPAC Memorandum and Articles and the SPAC Certificate of Incorporation and the SPAC Bylaws, all anti-dilution rights that would otherwise result in SPAC Class B Shares held by Sponsor converting into SPAC Class A Shares on a greater than one-for-one basis in connection with the Transactions (including, for the avoidance of doubt, pursuant to Article 17.4 of the SPAC Memorandum and Articles). The waiver specified in this Section 4 shall be applicable only in connection with the Transactions. If the BCA is terminated for any reason, the foregoing waiver shall be void and of no further force and effect.

5. Waiver and Release of Claims. Sponsor covenants and agrees as follows:

(a) Subject to and conditioned upon the Closing, effective as of the Closing (and subject to the limitations set forth in paragraph (c) below), Sponsor, on behalf of itself and its Affiliates and its and their respective successors, assigns, representatives, administrators, executors and agents, and any other person or entity claiming by, through or under any of the foregoing (each a “Releasing Party” and, collectively, the “Releasing Parties,” provided, for the avoidance of doubt, that SPAC shall not be deemed a Releasing Party hereunder), does hereby unconditionally and irrevocably release, waive and forever discharge SPAC, Pubco, the Company and each of its and their past and present directors, officers, employees, agents, predecessors, successors, assigns, Affiliates and Subsidiaries, from any and all past or present claims, demands, damages, debts, judgments, causes of action and liabilities of any nature whatsoever, whether or not known, suspected or claimed, arising directly or indirectly from any act, omission, event or transaction occurring (or any circumstances existing) at or prior to the Closing (each a “Claim” and, collectively, the “Claims”); provided, however, that nothing in this Section 5(a) shall release, waive or discharge any claim for fraud.

(b) Sponsor acknowledges that it may hereafter discover facts in addition to or different from those which it now knows or believes to be true with respect to the subject matter of this Agreement, and that it may hereafter come to have a different understanding of the Law that may apply to potential Claims which it is releasing hereunder, but it affirms that it is Sponsor’s intention to waive and fully, finally and forever settle and release any and all Claims. Sponsor agrees that the releases contained herein shall be and remain in effect as full and complete general releases notwithstanding the discovery or existence of any such additional facts or different understandings of Law.

(c) Notwithstanding the foregoing provisions of this Section 5 or anything to the contrary set forth herein, the Releasing Parties do not release or discharge, and each Releasing Party expressly does not release or discharge, any Claims that arise under or are based upon the terms of (i) this Agreement, (ii) any Ancillary Document to which Sponsor is a party, (iii) any letter of transmittal to which Sponsor is a party or any right to receive Pubco Class A Common Stock or Pubco Warrants pursuant to the BCA, (iv) any other document, certificate or Contract executed or delivered in connection with the BCA to which Sponsor is a party, (v) any rights a Releasing Party has to indemnification from SPAC or Pubco arising out of the Transactions, (vi) the Underwriting Agreement or (vii) the SPAC Memorandum and Articles, the SPAC Certificate of Incorporation and the SPAC Bylaws or any indemnity agreement of any director or office of SPAC with SPAC with or for the benefit of a Releasing Party with respect to any Claims for indemnification, contribution, set-off, reimbursement or similar rights.

(d) Notwithstanding the foregoing provisions of this Section 5, nothing contained in this Agreement shall be construed as an admission by any party hereto of any liability of any kind to any other party hereto. Notwithstanding anything to the contrary contained herein, Sponsor (and each of its Affiliates other than SPAC) and SPAC shall be deemed not to be Affiliates of each other for purposes of this Section 5.

(e) For the avoidance of doubt, notwithstanding anything to the contrary herein, solely as between Sponsor and SPAC, Sponsor shall not be responsible for the actions or omissions of SPAC, any member of the SPAC Board of Directors (or any committee thereof), or any of SPAC’s Representatives (acting in such

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capacity), and Sponsor makes no representation or warranty in respect of the actions or omissions of any such Person.

6. Forfeiture of Shares and Warrants. Immediately prior to the Company Merger Effective Time, Sponsor shall deliver and forfeit to SPAC for cancellation and for no consideration (a) 120,000 SPAC Class A Shares, (b) 2,364,000 SPAC Class B Shares and (c) 60,000 Private Placement Warrants. Sponsor hereby authorizes and directs SPAC and its transfer agent (and, with respect to the warrants, the warrant agent or trustee) to take all actions necessary to effect the foregoing cancellations and reflect them on SPAC’s books and records.

7. Closing Deliveries of Sponsor. At the Closing, Sponsor shall deliver or cause to be delivered:

(a) to Ripple and Pubco, a copy of the Amended and Restated Registration Rights Agreement duly executed by SPAC and Sponsor; and

(b) to Ripple and Pubco, a copy of the Lock-Up Agreement duly executed by Sponsor.

8. Representations and Warranties of Sponsor. Except as set forth in the SEC Reports that are available two Business Days prior to the date hereof on the SEC’s website through EDGAR (excluding any disclosures in such SEC Reports under the headings “Risk Factors,” “Forward-Looking Statements” or “Quantitative and Qualitative Disclosures About Market Risk” and other disclosures that are predictive, cautionary or forward looking in nature, and excluding, for the avoidance of doubt, any content of such SEC Reports that have been redacted or omitted pursuant to applicable Law), Sponsor represents and warrants to Pubco, as follows:

(a) Authorization. Sponsor is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware, has all requisite power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby, and the execution, delivery and performance of this Agreement by Sponsor and the consummation by Sponsor of the transactions contemplated hereby have been duly and validly authorized by all necessary action on the part of Sponsor and no other proceedings on the part of Sponsor or Sponsor’s equityholders are necessary to authorize the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby except as have been obtained prior to the date of this Agreement. This Agreement has been duly and validly executed and delivered by Sponsor, and assuming the due execution and delivery by Pubco and SPAC, constitutes the legal, valid and binding obligation of Sponsor, enforceable against Sponsor in accordance with its terms, subject to the Enforceability Exceptions.

(b) Consents and Approvals; No Violations.

(i) The execution, delivery and performance of this Agreement by Sponsor and the consummation by Sponsor of the transactions contemplated hereby do not and will not require any filing or registration with, notification to, or authorization, permit, license, declaration, Order, consent or approval of, or other action by or in respect of, any Governmental Authority or Nasdaq on the part of Sponsor.

(ii) The execution, delivery and performance by Sponsor of this Agreement and the consummation by Sponsor of the transactions contemplated by this Agreement do not and will not (A) conflict with or violate any provision of the Organizational Documents of Sponsor in any material respect, (B) conflict with or violate any Law applicable to Sponsor or by which any property or asset of Sponsor is bound, (C) require any material consent or notice, or result in any material violation or breach of, or materially conflict with, or constitute (with or without notice or lapse of time or both) a material default (or give rise to any right of purchase, termination, amendment, acceleration or cancellation) under, result in the loss of any material benefit under, or result in the triggering of any material payments pursuant to, any of the terms, conditions or provisions of any Contract to which Sponsor is a party or by which any of Sponsor’s properties or assets are bound or any Law applicable to Sponsor or Sponsor’s properties or assets, or (D) result in the creation of any Lien on any property or asset of

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Sponsor, except in the case of clauses (B) and (D) above as would not reasonably be expected, either individually or in the aggregate, to impair in any material respect the ability of Sponsor to timely perform its obligations hereunder or consummate the transactions contemplated hereby.

(c) Ownership of Founder Shares and Private Placement Warrants. As of the date hereof, (i) Sponsor is the sole record and beneficial owner of the Founder Shares and the Private Placement Warrants, free and clear of all Liens (other than Liens arising under applicable securities Laws, the SPAC Memorandum and Articles, this Agreement and the Insider Letter), (ii) Sponsor has the sole voting power with respect to the Sponsor Shares and the Private Placement Warrants, (iii) Sponsor has not entered into any voting agreement (other than this Agreement and the Insider Letter) with or granted any Person any proxy (revocable or irrevocable) with respect to the Founder Shares and the Private Placement Warrants, (iv) there is no limitation on Sponsor’s ability to sell or otherwise dispose of the Founder Shares and the Private Placement Warrants other than restrictions arising under applicable securities Laws, the SPAC Memorandum and Articles, this Agreement and the Insider Letter, (v) the Founder Shares and the Private Placement Warrants are the only equity securities in SPAC owned of record by Sponsor, (vi) there are no issued or outstanding SPAC Class B Shares which are not Founder Shares and (vii) Sponsor does not hold or own any rights to acquire (directly or indirectly) any equity securities of SPAC or any equity securities convertible into, or which can be exchanged for, equity securities of SPAC, other than as set forth in this Agreement.

(d) Affiliates. As of the date hereof, none of the directors or officers of SPAC nor any director, officer or Affiliate of Sponsor (other than Sponsor) owns any SPAC Common Shares.

(e) Contracts with SPAC. Except for (i) the Contracts disclosed in Schedule 4.14 of the SPAC Disclosure Schedules and (ii) any Contract filed as an exhibit to a form, report, schedule, statement or other document that is publicly filed with the SEC at least two Business Days prior to the date hereof, none of Sponsor, any of the Affiliates of Sponsor nor, to the Knowledge of Sponsor, any Person in which Sponsor has a direct or indirect legal, contractual or beneficial ownership of five percent (5%) or greater, is a party to, or has any rights with respect to or arising from, any Contract with SPAC.

(f) Litigation. There is no Action pending, or, to the Knowledge of Sponsor, threatened Action against Sponsor, or, to the Knowledge of Sponsor, any of its directors, managers, officers or employees (in their capacity as such) or otherwise affecting Sponsor or its assets, including any condemnation or similar proceeding, nor is any Order outstanding against or involving Sponsor, whether at law or in equity, before or by any Governmental Authority, which would reasonably be expected to have a Material Adverse Effect on Sponsor. There is no unsatisfied judgment or open injunction binding upon Sponsor that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Sponsor. There is no Action that Sponsor has pending against any other Person. Sponsor is not subject to any Orders of any Governmental Authority, nor are any such Orders pending.

(g) Finders and Brokers. Except as set forth on Schedule 4.15 of the SPAC Disclosure Schedules, no broker, finder, investment banker or other Person is entitled to any brokerage, finder’s or other fee or commission from Sponsor, SPAC or Pubco, or any of their respective Affiliates, in connection with the Transactions based upon arrangements made by or on behalf of Sponsor or any of its Affiliates.

(h) Acknowledgment. Sponsor understands and acknowledges that each of SPAC and Pubco is entering into the BCA in reliance upon Sponsor’s execution and delivery of this Agreement.

9. Further Assurances. Sponsor hereby agrees that it shall (a) execute and deliver, or cause to be executed and delivered, such Ancillary Documents as may be necessary to satisfy any condition to the Closing under the BCA, in substantially the form previously provided to Sponsor as of the date of this Agreement, (b) undertake commercially reasonable efforts to (i) execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments and (ii) take, or cause to be taken, such actions, and do, or cause to be done, and assist and cooperate with the other parties in doing such things, in each case, as are reasonably necessary for the purpose of effectively carrying out the Transactions.

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10. Other Covenants.

(a) Binding Effect of the BCA. Sponsor hereby agrees to be bound by and comply with Sections 8.6 (Exclusivity), 8.13 (Public Announcements) and 8.14 (Confidential Information) of the BCA (and any relevant definitions contained in any such Sections of the BCA) as if Sponsor was an original signatory to the BCA with respect to such provisions to the same extent as such provisions apply to SPAC.

(b) Disclosure. Sponsor hereby authorizes Pubco and SPAC to publish and disclose in any announcement or disclosure, in each case, required by the SEC or Nasdaq (including all documents and schedules filed with the SEC in connection with the foregoing, including the Registration Statement), Sponsor’s identity and ownership of the SPAC Common Shares and the nature of Sponsor’s commitments and agreements under this Agreement, the BCA, the Ancillary Documents and any other agreements to the extent such disclosure is required by applicable securities Laws, the SEC or Nasdaq; provided that the content of any such disclosure shall require the prior written consent of Sponsor (not to be unreasonably withheld, delayed or conditioned).

11. General.

(a) Termination. This Agreement shall terminate on the earlier to occur of (i) the Closing or (ii) at such time, if any, as the BCA is terminated in accordance with its terms prior to the Closing (the earliest of (i) and (ii), the “Expiration Time”), and upon such termination this Agreement shall be null and void and of no effect whatsoever, and the parties hereto shall have no obligations under this Agreement; provided, however, that no termination of this Agreement shall relieve or release a party from any obligations or liabilities for any willful breach of any representation, warranty, covenant or obligation under this Agreement or any Fraud Claim against such party, in either case, prior to termination of this Agreement. Notwithstanding the foregoing, Sections 4, 5, 6, 8, 9, 10 and 11 shall survive any termination of this Agreement pursuant to clause (i) of the immediately preceding sentence in accordance with their terms.

(b) Notices. All notices, consents, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered (a) in person, (b) by email or other electronic means (to the extent no “bounce back” or similar message indicating non-delivery is received with respect thereto) if received prior to 5:00 p.m. local time in the place of receipt and such day is a Business Day in the place of receipt, or else on the following Business Day, (c) one Business Day after being sent, if sent by reputable, nationally recognized overnight courier service or (d) four Business Days after being mailed, if sent by registered or certified mail, pre-paid and return receipt requested, in each case to the applicable Party at the following addresses (or at such other address for a party as shall be specified by like notice):

if to SPAC (prior to Closing), to it at:

Armada Acquisition Corp. II

382 NE 191st St, Suite 52895

Miami, FL 33179-3899

Attn: Taryn Naidu, Chief Executive Officer

Email: taryn@arringtoncapital.com; finance@arringtoncapital.com with a copy (which will not constitute notice) to:

Wilson Sonsini Goodrich & Rosati, P.C.

701 Fifth Avenue, Suite 5100

Seattle, WA 98104-7036

Attn: Patrick Schultheis; Jeana S. Kim; Nathan Robinson; Ethan Lutske; Kenji Strait

Email: pschultheis@wsgr.com; jskim@wsgr.com; nrobinson@wsgr.com; elutske@wsgr.com; kstrait@wsgr.com

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if to Sponsor, to it at:

Arrington XRP Capital Fund, LP

382 NE 191st St, Suite 52895

Miami, FL 33179-3899

Attn: Taryn Naidu, Chief Executive Officer

Email: taryn@arringtoncapital.com; finance@arringtoncapital.com with a copy (which will not constitute notice) to:

Wilson Sonsini Goodrich & Rosati, P.C.

701 Fifth Avenue, Suite 5100

Seattle, WA 98104-7036

Attn: Patrick Schultheis; Jeana S. Kim; Nathan Robinson; Ethan Lutske; Kenji Strait

Email: pschultheis@wsgr.com; jskim@wsgr.com; nrobinson@wsgr.com; elutske@wsgr.com; kstrait@wsgr.com if to Pubco or, after Closing, SPAC, to it at:

Evernorth Holdings Inc.

600 Battery Street

San Francisco, CA 94111

Attention: Asheesh Birla

E-mail: asheesh@evernorth.xyz

with a copy (which will not constitute notice) to:

Davis Polk & Wardwell LLP

450 Lexington Avenue,

New York, NY 10017

Attn: Dan Gibbons; Evan Rosen; Derek Dostal

Email: dan.gibbons@davispolk.com; evan.rosen@davispolk.com; derek.dostal@davispolk.com

(c) Entire Agreement. This Agreement (together with the other Ancillary Documents, the BCA and each of the other documents and the instruments referred to herein, to the extent incorporated herein) constitutes the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and thereof and supersedes all prior understandings, agreements, or representations by or among the parties hereto, written or oral, to the extent they relate in any way to the subject matter hereof or thereof.

(d) Governing Law; Jurisdiction; Specific Performance. Sections 12.6 and 12.7 of the BCA shall apply to this Agreement mutatis mutandis.

(e) Remedies. All rights and remedies existing under this Agreement are cumulative to, and not exclusive of any rights or remedies otherwise available.

(f) Amendments and Waivers. This Agreement may be amended or modified only with the written consent of SPAC, Pubco and Sponsor. The observance of any term of this Agreement may be waived (either generally or in a particular instance, and either retroactively or prospectively) only with the written consent of the party against whom enforcement of such waiver is sought. No failure or delay by a party in exercising any right hereunder shall operate as a waiver thereof. No waivers of or exceptions to any term, condition, or provision of this Agreement, in any one or more instances, shall be deemed to be or construed as a further or continuing waiver of any such term, condition, or provision.

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(g) Severability. In case any provision in this Agreement shall be held invalid, illegal or unenforceable by any court of competent jurisdiction, such provision shall be modified or deleted, as to the jurisdiction involved, only to the extent necessary to render the same valid, legal and enforceable, and the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby, nor shall the validity, legality or enforceability of such provision be affected thereby in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall substitute for any invalid, illegal or unenforceable provision a suitable and equitable provision that carries out, so far as may be valid, legal and enforceable, the intent and purpose of such invalid, illegal or unenforceable provision.

(h) Assignment. No party hereto may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written consent of the other parties; provided, that Sponsor may transfer any of the Founder Shares or the Private Placement Warrants to any permitted transferee in accordance with paragraph 7 or paragraph 13 of the Insider Letter (a “Permitted Transferee”), but only if (1) Sponsor provides written notice to SPAC and Pubco prior to such transfer, and (2) Sponsor transfers and the Permitted Transferee agrees, in a written instrument in form and substance reasonably acceptable to Pubco, to (A) assume and comply with all of Sponsor’s rights and obligations under this Agreement with respect to any such transferred Founder Shares or Private Placement Warrants, including (w) the voting obligations set forth in Section 1, (x) the restrictions relating to transfer and otherwise set forth in Section 2, (y) the treatment of New Securities set forth in Section 3 and (z) the waiver of anti-dilution protections set forth in Section 4, and (B) be bound by the terms and conditions of this Agreement. Any purported assignment in violation of this Section 11(h) shall be void and ineffectual and shall not operate to transfer or assign any interest or title to the purported assignee. This Agreement shall be binding on the undersigned and their respective successors and permitted assigns.

(i) Costs and Expenses. Subject to Section 12.5 of the BCA, each party hereto will pay its own costs and expenses (including legal, accounting and other fees) relating to the negotiation, execution, delivery and performance of this Agreement.

(j) No Joint Venture. Nothing contained in this Agreement shall be deemed or construed as creating a joint venture or partnership between any of the parties hereto. No party is by virtue of this Agreement authorized as an agent, employee or legal representative of any other party. Without in any way limiting the rights or obligations of any party hereto under this Agreement, prior to the Closing, (i) no party shall have the power by virtue of this Agreement to control the activities and operations of any other and (ii) no party shall have any power or authority by virtue of this Agreement to bind or commit any other party. No party shall hold itself out as having any authority or relationship in contravention of this Section 11(j).

(k) Capacity as Shareholder. Sponsor signs this Agreement solely in its capacity as a shareholder of SPAC, and not in its capacity as a director (including “director by deputization”), officer or employee of SPAC, if applicable. Nothing herein shall be construed to (i) restrict, limit, prohibit or affect any actions or inactions by Sponsor or any representative of Sponsor, as applicable, serving in the capacity of a director or officer of SPAC or any Subsidiary of SPAC, acting in such person’s capacity as a director or officer of SPAC or any Subsidiary of SPAC (it being understood and agreed that the BCA contains provisions that govern the actions or inactions by the directors and officers of SPAC with respect to the Transactions) or (ii) prohibit, limit or restrict the exercise of any fiduciary duties as director or officer of SPAC that is otherwise permitted by, and done in compliance with, the terms of the BCA (and in each case of clauses (i) and (ii), without limiting Sponsor’s obligations hereunder in its capacity as a shareholder of SPAC).

(l) Affiliates. In this Agreement, the term “Affiliates”, when used with respect to a specified Person, means any other Person directly or indirectly controlling, controlled by or under common control with such Person as of the date on which, or at any time during the period for which, the determination of affiliation is being made, whether through one or more intermediaries or otherwise, and the term “control” (including the terms “controlling”, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether

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through the ownership of voting securities, by Contract or otherwise. Notwithstanding the foregoing, (i) Sponsor and SPAC (and each of their respective Affiliates) shall be deemed not to be Affiliates of each other for purposes of this Agreement and (ii) no private investment fund (or similar vehicle) or business development company, or any other investment account, fund, vehicle or other client advised or sub-advised by Sponsor or by Sponsor’s Affiliates or any portfolio companies thereof shall be deemed to be an Affiliate of Sponsor, except to the extent any such Person is expressly requested or directed by Sponsor to take any action which would constitute a breach of this Agreement if taken by Sponsor, and such Person actually takes such prohibited action (it being understood and agreed that this Agreement shall not otherwise apply to, or be binding on, any Persons described in this clause (ii)).

(m) No Recourse. Neither SPAC nor any of its Subsidiaries, nor any of the past, present or future SPAC shareholders, nor any director, officer, employee, member, partner, shareholder or other owner (whether direct or indirect), Affiliate, agent, attorney or representative of Sponsor (in each case, other than Sponsor or any other Permitted Transferee of Sponsor), shall have any obligation or liability for the obligations or liabilities of Sponsor under this Agreement. Without limiting the foregoing, this Agreement may only be enforced against the persons or entities that have executed and delivered a counterpart to this Agreement.

(n) Headings; Interpretation. The headings and subheadings in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. In this Agreement, unless the context otherwise requires: (i) any pronoun used shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa; (ii) the term “including” (and with correlative meaning “include”) shall be deemed in each case to be followed by the words “without limitation”; (iii) the words “hereof,” “herein,” “hereto,” and “hereby” and other words of similar import shall be deemed in each case to refer to this Agreement as a whole and not to any particular section or other subdivision of this Agreement; (iv) the term “or” means “and/or”; (v) the word “extent” in the phrase “to the extent” means the degree to which a subject or thing extends, and such phrase shall not simply mean “if”; and (vi) references to “written” or “in writing” include in electronic form. The parties have participated jointly in the negotiation and drafting of this Agreement. Consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

(o) Counterparts. This Agreement may be executed and delivered (including by facsimile, email or other electronic means or transmission) in one or more counterparts, and by the different Parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Copies of executed counterparts of this Agreement transmitted by electronic transmission (including by email or in .pdf format) or facsimile as well as electronically or digitally executed counterparts (such as DocuSign) shall have the same legal effect as original signatures and shall be considered original executed counterparts of this Agreement.

[Signature Page Follows]

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IN WITNESS WHEREOF, the parties hereto have executed this Sponsor Support Agreement as of the date first written above.

SPAC:

ARMADA ACQUISITION CORP. II

By:	/s/ Taryn Naidu
Name:	Taryn Naidu
Title:	Chief Executive Officer

SPONSOR:

ARRINGTON XRP CAPITAL FUND, LP

By:	/s/ J. Michael Arrington
Name:	J. Michael Arrington
Title:	Managing Member

PUBCO:

EVERNORTH HOLDINGS INC.

By:	/s/ Asheesh Birla
Name:	Asheesh Birla
Title:	President

[Signature Page to Sponsor Support Agreement]

Annex J

CONTRIBUTION AGREEMENT

October 19, 2025

This CONTRIBUTION AGREEMENT (this “Agreement”) is made as of the date first written above by and among Ripple Labs Inc., a Delaware corporation (“Contributor”), Pathfinder Digital Assets LLC, a Delaware limited liability company (the “Company”), and Evernorth Holdings Inc., a Nevada corporation (“Pubco” and, together with Contributor and the Company, the “Parties”). Capitalized terms used but not defined herein shall have the meaning ascribed to such terms in the BCA (as defined below).

WHEREAS, concurrently with the entry into this Agreement, the Company is entering into that certain Business Combination Agreement, by and among the Company, Contributor and the other parties thereto (as may be amended from time to time, the “BCA”);

WHEREAS, pursuant to Section 9.3(d) of the BCA, completion of the Contribution (as defined below) is a condition in favor of Armada Acquisition Corp. II, a Cayman Islands exempted company (“SPAC”), to the closing of the transactions contemplated by the BCA (the “BCA Closing”); and

WHEREAS, Contributor desires to contribute, transfer, and assign to the Company, and the Company desires to receive, acquire, and accept from Contributor, 126,791,458 XRP (such number of XRP, the “Contributed XRP”), in exchange for additional units of the Company (the “Units”), and each such Unit shall, at the BCA Closing and subject to the terms and conditions of the BCA, be automatically cancelled and cease to exist in exchange for the right to receive from Pubco one share of Pubco Class A Common Stock in each case, subject to the terms and conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements set forth herein, and intending to be legally bound, the Parties hereby agree as follows:

1. Contribution. Subject to the terms and conditions of this Agreement, at the Contribution Closing (as defined below), Contributor shall sell, convey, assign, transfer, and deliver, and the Company shall purchase and assume from Contributor the Contributed XRP free and clear of all liens, claims, encumbrances, charges, security interests, or any restrictions of any kind but, for the avoidance of doubt, not including the Excluded Assets (the “Contribution”).

2. Excluded Assets. Notwithstanding anything to the contrary in this Agreement, in no event shall Contributor be deemed to transfer, assign, convey or deliver, and Contributor shall retain all right, title and interest in and to all other properties, rights, interests and other assets of Contributor that are not Contributed XRP, including the following (collectively, the “Excluded Assets”):

(a) all cash and cash equivalents, all bank accounts, and all deposits or prepaid or deferred charges and expenses that have been prepaid by Contributor, and any retainers or similar amounts paid to advisors or other professional service providers, in each case in respect of the Contributed XRP;

(b) Contributor’s claims or other rights under this Agreement; and

(c) any claims of Contributor for any Tax refunds accrued prior to the Contribution Closing Date (as defined below) or any recoveries under any insurance policies that are paid out prior to the Contribution Closing Date.

3. Consideration. Subject to the terms and conditions of this Agreement, at the Contribution Closing, in consideration for the Contribution, the Company shall issue to Contributor the Initial Subscribed Units (as defined below), such that Contributor owns 100% of the issued and outstanding Units, which, together with any Adjustment Units (as defined below) issuable to Contributor as set forth herein, shall collectively represent the

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right to receive a number of shares of Pubco Class A Common Stock (the “Shares”) in connection with the BCA Closing as set forth in the BCA. For purposes of this Agreement:

(a)	“Contribution Price” means such amount (in USD) equal to the product of (x) the Contributed XRP and (y) the Signing Date XRP Token VWAP.

(b)	“Initial Subscribed Units” means such number of Units equal to the quotient of (i) the Contribution Price and (ii) the Per Unit Price.

(c)	“Per Unit Price” means $10.00 per Unit.

(d)

“Signing Date XRP Token VWAP” means the volume-weighted average price (“VWAP”) of XRP denominated in USD as quoted on the “CME CF XRP-Dollar Reference Rate—New York Variant” benchmark (with the reference ticker XRPUSD_NY) at 4:00 p.m. New York City time on the day immediately preceding the date on which the BCA is signed (such signing date, the “BCA Signing Date”).

(e)	“Subscribed Units” means such number of Units equal to (i) the Initial Subscribed Units plus (ii) any Adjustment Units issuable to Contributor.

4. Closing Date. The closing of the transactions contemplated by this Agreement (the “Contribution Closing”) shall occur on or within four (4) Business Days following the date of this Agreement, remotely by and upon the electronic exchange and release of signature pages to this Agreement, or at such other place that the parties may mutually agree. The date on which the Contribution Closing occurs is referred to as the “Contribution Closing Date.”

5. Closing Deliverables. At the Contribution Closing:

(a) the Company shall deliver to Contributor evidence of the issuance of the Initial Subscribed Units in accordance with Section 3;

(b) Contributor shall effectuate the Contribution by delivering the Contributed XRP to a wallet address to be specified by the Company, with evidence of such transfer provided to SPAC in a manner reasonably satisfactory to SPAC.

6. Conditions to Closing. The obligation of each Party to consummate the transactions contemplated by this Agreement is subject to the fulfillment, on or prior to the Contribution Closing Date, of the condition (which may be waived by the Parties in whole or in part to the extent permitted by applicable Law) that no Law will have been enacted and no Order will have been issued by a Governmental Authority after the date hereof that enjoins, restrains, prevents or prohibits the consummation of the Contribution Closing or makes the consummation of the Contribution Closing illegal.

7. Closing Adjustment.

(a)

Immediately prior to the BCA Closing, for purposes of determining the number of Subscribed Units, the Company shall calculate the number of Adjustment Units issuable to Contributor. For purposes of this Agreement, if the Closing Date XRP Token VWAP (as defined below) is greater than the Signing Date XRP Token VWAP, Contributor shall be entitled to receive from the Company such number of Units (the “Adjustment Units”) equal to the product of (i) the number of Initial Subscribed Units issuable to Contributor and (ii) the difference between (1) the quotient of the Closing Date XRP Token VWAP and the Signing Date XRP Token VWAP and (2) one. For the avoidance of doubt, if the Closing Date XRP Token VWAP is less than or equal to the Signing Date XRP Token VWAP, the number of Adjustment Units shall equal zero. For purposes of this Agreement, “Closing Date XRP Token VWAP” means the value of XRP denominated in USD as calculated using the “CME CF XRP-Dollar Reference Rate—New York Variant” benchmark (with the reference ticker XRPUSD_NY) by taking the arithmetic average of the quotes at 4:00 p.m. New York City time for each of the three days

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immediately preceding the closing date of the transactions (the “BCA Closing Date”). For the avoidance of doubt, no fractional Adjustment Units shall be issued, and any fractional Adjustment Units otherwise issuable shall be rounded down to the nearest whole share.

(b)

Notwithstanding any other provision contained in this Agreement, if the consummation of the BCA Closing and any substantially concurrent transactions (including any investments by the other Ripple Parties) would result in the Ripple Parties Beneficially Owning Shares that have a combined voting power in Pubco in excess of 9.9% of the total voting power of Pubco, the Subscribed Units held by the Contributor shall be converted to (x) the number of Shares that, when taken together with any Shares subscribed for by the other Ripple Parties, would result in the Ripple Parties Beneficially Owning Shares with a combined voting power in Pubco equal to 9.9% of the total voting power of Pubco (such number of Shares, the “Issued Shares”) and (y) the number of Units that is equal to (i) the number of Subscribed Units less (ii) the number of Issued Shares (the “Retained Units”). Any Retained Units shall be exchangeable for Shares in the manner set forth in the amended and restated limited liability company agreement of the Company.

8. Registration of Shares.

(a) Subject to Section 8(b), Pubco agrees that, as soon as practicable but in no event later than thirty (30) calendar days following the BCA Closing Date, Pubco will file with the Commission (at Pubco’s sole cost and expense) a registration statement registering the resale of any shares of Pubco Class A Common Stock issuable in respect of the Subscribed Units, whether such shares are to be issued in connection with the BCA Closing or upon a later exchange of Subscribed Units retained by Contributor following the BCA Closing (the “Registrable Securities” and such registration statement, the “Registration Statement”), and Pubco shall use its commercially reasonable efforts to have the Registration Statement declared effective as soon as practicable after the filing thereof, but in any event no later than seventy five (75) calendar days after the BCA Closing Date (the “Effectiveness Deadline”); provided that the Effectiveness Deadline shall be extended by a maximum of ninety (90) calendar days after the BCA Closing Date if the Registration Statement is reviewed by, and comments thereto are provided from, the Commission; provided, further, that Pubco shall request the Registration Statement declared effective promptly after the date Pubco is notified (orally or in writing, whichever is earlier) by the staff of the Commission that the Registration Statement will not be “reviewed” or will not be subject to further review; provided, further, that (i) if the Effectiveness Deadline falls on a Saturday, Sunday or other day that the Commission is closed for business, the Effectiveness Deadline shall be extended to the next Business Day on which the Commission is open for business and (ii) if the Commission is closed for operations due to a government shutdown, the Effectiveness Deadline shall be extended by the same number of calendar days as the number of calendar days during which the Commission remains closed. Pubco will provide a draft of the Registration Statement to Contributor at least five (5) Business Days in advance of the date of filing the Registration Statement with the Commission. Unless otherwise agreed to in writing by Contributor prior to the filing of the Registration Statement, Contributor shall not be identified as a statutory underwriter in the Registration Statement unless the Commission requests that Contributor be identified as a statutory underwriter; provided that if the Commission requests that Contributor be identified as a statutory underwriter in the Registration Statement, Contributor will have the opportunity to withdraw from the Registration Statement upon its prompt written request to Pubco. Notwithstanding the foregoing, if the Commission or its regulations prevent Pubco from including any or all of the Registrable Securities proposed to be registered under the Registration Statement due to limitations on the use of Rule 415 of the Securities Act for the resale of the Registrable Securities by the applicable stockholders or otherwise, such Registration Statement shall register for resale such number of Registrable Securities which is equal to the maximum number of Registrable Securities as is permitted by the Commission. In such event, the number of Registrable Securities shall be reduced pro rata among all such selling stockholders and as promptly as practicable after being permitted to register

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additional Registrable Securities under Rule 415 under the Securities Act, Pubco shall amend the Registration Statement or file one or more new Registration Statement(s) (with such amendment or new Registration Statement also being deemed to be a “Registration Statement” hereunder) to register such additional Registrable Securities and use commercially reasonable efforts to cause such amendment or Registration Statement(s) to become effective as promptly as practicable after the filing thereof, but in any event no later than thirty (30) calendar days after the filing of such Registration Statement (the “Additional Effectiveness Deadline”); provided that the Additional Effectiveness Deadline shall be extended to seventy five (75) calendar days after the filing of such Registration Statement, including any new Registration Statement or amended Registration Statement, if such Registration Statement is reviewed by, and comments thereto are provided from, the Commission; provided, further, that Pubco shall request that such Registration Statement be declared effective promptly after the date Pubco is notified (orally or in writing, whichever is earlier) by the staff of the Commission that such Registration Statement will not be “reviewed” or will not be subject to further review; provided, further, that (i) if such day falls on a Saturday, Sunday or other day that the Commission is closed for business, the Additional Effectiveness Deadline shall be extended to the next Business Day on which the Commission is open for business and (ii) if the Commission is closed for operations due to a government shutdown, the Effectiveness Deadline shall be extended by the same number of calendar days as the number of calendar days during which the Commission remains closed. Any failure by Pubco to file a Registration Statement by the Effectiveness Deadline or Additional Effectiveness Deadline shall not otherwise relieve Pubco of its obligations to file or effect a Registration Statement as set forth in this Section 8.

(b) Pubco agrees that, except for such times as Pubco is permitted hereunder to suspend the use of the prospectus forming part of a Registration Statement, Pubco will use its commercially reasonable efforts to cause such Registration Statement to remain effective with respect to Contributor, including to prepare and file any post effective amendment to such Registration Statement or a supplement to the related prospectus such that the prospectus will not include any untrue statement or a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, until the earliest to occur of (i) the date on which Contributor ceases to hold any Registrable Securities issued pursuant to this Subscription Agreement, (ii) the first date on which Contributor can sell all of its Registrable Securities issued pursuant to this Subscription Agreement (or shares received in exchange therefor) under Rule 144 of the Securities Act without limitation as to the manner of sale or the amount of such securities that may be sold and without the requirement for Pubco to be in compliance with the current public information required under Rule 144(c)(1) (or Rule 144(i)(2), if applicable), and (iii) three years from the date of effectiveness of the Registration Statement (the earliest of clauses (i) through (iii), the “End Date”). Prior to the End Date, Pubco (i) will use commercially reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of any Registration Statement as soon as reasonably practicable; (ii) file all reports, and provide all customary and reasonable cooperation, necessary to enable Contributor to resell Registrable Securities pursuant to the Registration Statement; and (iii) qualify the Registrable Securities for listing on the Stock Exchange and update or amend the Registration Statement as necessary to include Registrable Securities. Pubco will use its commercially reasonable efforts to (A) for so long as Contributor holds Registrable Securities, make and keep public information available (as those terms are understood and defined in Rule 144) and file with the Commission in a timely manner all reports and other documents required of Pubco under the Exchange Act so long as Pubco remains subject to such requirements to enable Contributor to resell the Registrable Securities pursuant to Rule 144, (B) at the reasonable request of Contributor, deliver all the necessary documentation to cause Pubco’s transfer agent to remove all restrictive legends from any Registrable Securities being sold under the Registration Statement or pursuant to Rule 144 at the time of sale of the Registrable Securities, and (C) cause its legal counsel to deliver to the transfer agent the necessary legal opinions required by the transfer agent, if any, in connection with the instruction under clause (B) upon the receipt of Contributor representation letters and such other customary supporting

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documentation as requested by (and in a form reasonably acceptable to) such counsel. Contributor agrees to disclose its beneficial ownership, as determined in accordance with Rule 13d-3 of the Exchange Act, of Registrable Securities to Pubco (or its successor) as may be reasonably required to enable Pubco to make the determination described above.

(c) Pubco’s obligations to include the Registrable Securities in the Registration Statement are contingent upon Contributor furnishing in writing to Pubco a completed selling stockholder questionnaire in customary form that contains such information regarding Contributor, the securities of Pubco held by Contributor and the intended method of disposition of the Registrable Securities as shall be reasonably requested by Pubco to effect the registration of the Registrable Securities, and Contributor shall execute such documents in connection with such registration as Pubco may reasonably request that are customary of a selling stockholder in similar situations, including providing that Pubco shall be entitled to postpone and suspend the effectiveness or use of the Registration Statement (i) during any customary blackout or similar period or as permitted hereunder and (ii) as may be necessary in connection with the preparation and filing of a post-effective amendment to the Registration Statement following the filing of Pubco’s Annual Report on Form 10-K for its first completed fiscal year following the effective date of the Registration Statement; provided that Pubco shall request such information from Contributor, including the selling stockholder questionnaire, at least two (2) Business Days prior to the anticipated date of filing the Registration Statement with the Commission. In the case of the registration effected by Pubco pursuant to this Subscription Agreement, Pubco shall, upon reasonable request, inform Contributor as to the status of such registration. Contributor shall not be entitled to use the Registration Statement for an underwritten offering of Registrable Securities.

(d) Notwithstanding anything to the contrary contained herein, Pubco shall be entitled to delay or postpone the effectiveness of the Registration Statement, and from time to time require Contributor not to sell under the Registration Statement or suspend the use or effectiveness of any such Registration Statement if (A) it determines in good faith that in order for the registration statement to not contain a material misstatement or omission, an amendment thereto would be needed, including as a result of any request by the Commission for any amendment or supplement to such Registration Statement or any prospectus relating thereto or for additional information, (B) such filing or use would materially affect a bona fide business or financing transaction of Pubco or would require premature disclosure of information that would materially adversely affect Pubco, (C) in the good faith judgment of the majority of the members of Pubco’s board of directors, such filing or effectiveness or use of such Registration Statement would be seriously detrimental to Pubco, (D) the majority of the members of Pubco’s board of directors determines to delay the filing or initial effectiveness of, or suspend use of, a Registration Statement and such delay or suspension arises out of, or is a result of, or is related to or is in connection with the SEC Guidance or future Commission guidance directed at special purpose acquisition companies or companies that have consummated a business combination with a special purpose acquisition company, or any related disclosure or related matters, (E) as may be necessary in connection with the preparation and filing of a post-effective amendment to the Registration Statement following the filing of Pubco’s Annual Report on Form 10-K for its first completed fiscal year following the effective date of the Registration Statement, or (F) Contributor agrees that (1) it will immediately discontinue offers and sales of the Registrable Securities under the Registration Statement until Contributor receives copies of a supplemental or amended prospectus (which Pubco agrees to use commercially reasonable efforts to promptly prepare) that corrects the misstatement(s) or omission(s) referred to in Section 8(d)(A) and receives notice that any post-effective amendment has become effective or unless otherwise notified by Pubco that it may resume such offers and sales and (2) it will maintain the confidentiality of any information included in such written notice delivered by Pubco unless otherwise required by law, subpoena or regulatory request or requirement (each such circumstance, a “Suspension Event”); provided that (w) Pubco shall not so delay filing or so suspend the use of the Registration Statement for a period of more than ninety (90) consecutive days or more than one hundred and twenty (120) total calendar days in any consecutive three hundred sixty (360) day period, or more than two (2) times in any consecutive three hundred sixty (360) day period

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and (x) Pubco shall use commercially reasonable efforts to make such registration statement available for the sale by Contributor of such securities as soon as practicable thereafter.

(e) Upon receipt of any written notice from Pubco of the happening of (i) an issuance by the Commission of any stop order suspending the effectiveness of any Registration Statement or the initiation of any proceedings for such purpose, which notice shall be given no later than three (3) Business Days from the date of such event, (ii) any Suspension Event during the period that the Registration Statement is effective, or (iii) if as a result of a Suspension Event the Registration Statement or related prospectus contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made (in the case of the prospectus) not misleading, Contributor agrees that (1) it will immediately discontinue offers and sales of the Registrable Securities under the Registration Statement until Contributor receives copies of a supplemental or amended prospectus (which Pubco agrees to use commercially reasonable efforts to promptly prepare) that corrects the misstatement(s) or omission(s) referred to above and receives notice that any post-effective amendment has become effective or unless otherwise notified by Pubco that it may resume such offers and sales and (2) it will maintain the confidentiality of any information included in such written notice delivered by Pubco unless otherwise required by law, subpoena or regulatory request or requirement. If so directed by Pubco, Contributor will deliver to Pubco or, in Contributor’s sole discretion destroy, all copies of the prospectus covering the Registrable Securities in Contributor’s possession; provided, however, that this obligation to deliver or destroy all copies of the prospectus covering the Registrable Securities shall not apply (w) to the extent Contributor is required to retain a copy of such prospectus (A) in order to comply with applicable legal, regulatory, self-regulatory or professional requirements or (B) in accordance with a bona fide pre-existing document retention policy or (x) to copies stored electronically on archival servers as a result of automatic data back-up.

(f) For purposes of this Section 8, (i) “Registrable Securities” shall mean, as of any date of determination, the Registrable Securities (whether held by the Contributor in the form of shares of Pubco Class A Common Stock, or Subscribed Units that are exchangeable into shares of Pubco Class A Common Stock) and any other equity security issued or issuable with respect to the Registrable Securities by way of share split, dividend, distribution, recapitalization, merger, exchange, or replacement, and (ii) “Contributor” shall include any person to which the rights under this Section 8 shall have been duly assigned.

(g) Pubco shall indemnify, defend and hold harmless Contributor (to the extent Contributor is a seller under the Registration Statement), the officers, directors, members, managers, partners, agents and employees of Contributor, each person who controls Contributor (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) and the officers, directors, members, managers, partners, agents and employees of each such controlling person, to the fullest extent permitted by applicable law, from and against any and all out-of-pocket and reasonably documented losses, claims, damages, liabilities, costs (including reasonable and documented external attorneys’ fees) and expenses (collectively, “Losses”) arising out of or caused by or based upon any untrue or alleged untrue statement of a material fact contained in the Registration Statement, any prospectus included in the Registration Statement or any form of prospectus or in any amendment or supplement thereto or in any preliminary prospectus, or any omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus or form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading, except to the extent that such untrue statements, alleged untrue statements, omissions or alleged omissions (1) are based upon information regarding Contributor furnished in writing to Pubco by or on behalf of Contributor expressly for use therein or Contributor has omitted a material fact from such information or (2) result from or are in connection with any offers or sales effected by or on behalf of Contributor in violation of Section 8(c). Notwithstanding the foregoing, Pubco’s indemnification obligations shall not apply to amounts paid in settlement of any Losses or action if such settlement is effected without the prior

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written consent of Pubco. Pubco shall provide Contributor with an update on any threatened or asserted proceedings arising from or in connection with the transactions contemplated by this Section 8 of which Pubco receives notice whether oral or in writing.

(h) Contributor shall, severally and not jointly with any other subscriber in the offering contemplated by this Subscription Agreement, indemnify, defend and hold harmless Pubco, its directors, officers, members, managers, partners, agents and employees, each person who controls Pubco (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), and the directors, officers, members, managers, partners, agents or employees of such controlling persons, to the fullest extent permitted by applicable law, from and against all Losses arising out of or based upon any untrue or alleged untrue statement of a material fact contained in any Registration Statement any prospectus included in the Registration Statement, or any form of prospectus, or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus, or any form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading to the extent, but only to the extent, that such untrue statements, alleged untrue statements, omissions or alleged omissions are based upon information regarding Contributor furnished in writing to Pubco by or on behalf of Contributor expressly for use therein. In no event shall the liability of Contributor be greater in amount than the United States dollars amount of the net proceeds received by Contributor upon the sale of the Registrable Securities giving rise to such indemnification obligation. Notwithstanding the forgoing, Contributor’s indemnification obligation shall not apply to amounts paid in settlement of any Losses or action if such settlement is effected without the prior written consent of Contributor (which consent shall not be unreasonably withheld or delayed).

(i) Any person or entity entitled to indemnification herein shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s or entity’s right to indemnification hereunder to the extent such failure has not prejudiced the indemnifying party) and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld, conditioned or delayed). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement), which settlement shall not include a statement or admission of fault and culpability on the part of such indemnified party, and which settlement shall include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

(j) The indemnification provided for under this Subscription Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling person or entity of such indemnified party and shall survive the transfer of the Registrable Securities pursuant to this Subscription Agreement.

(k) If the indemnification provided under this Section 8 from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any Losses, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid

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or payable by the indemnified party as a result of such Losses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations; provided, however, that the liability of Contributor shall be limited to the net proceeds received by such Contributor from the sale of Registrable Securities giving rise to such indemnification obligation. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by (or not made by, in the case of an omission), or relates to information supplied by (or not supplied by, in the case of an omission), or on behalf of such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action. The amount paid or payable by a party as a result of the Losses shall be deemed to include, subject to the limitations set forth in this Section 8, any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 8(k) from any person or entity who was not guilty of such fraudulent misrepresentation. Notwithstanding anything to the contrary herein, in no event will any party be liable for punitive damages in connection with this Subscription Agreement or the transactions contemplated hereby.

(l) At any time and from time to time in connection with a bona-fide sale of Registrable Securities effected in compliance with the requirements of Rule 144 under the Securities Act or through any broker-dealer sale transactions described in the plan of distribution set forth within any prospectus and pursuant to the Registration Statement, Pubco shall use its commercially reasonable efforts, subject to the receipt of customary documentation required from the holder of the applicable Registrable Securities and broker in connection therewith and compliance with applicable laws, (i) promptly instruct its transfer agent to remove any restrictive legends applicable to the Registrable Securities being sold and (ii) in connection with any sale made pursuant to Rule 144, cause its legal counsel to deliver reasonably requested legal opinions, if any, to the transfer agent in connection with the instruction under subclause (i). Contributor may request that Pubco remove any legend from the book entry position evidencing its Registrable Securities following the earliest of such time as such Registrable Securities (i) (x) are subject to or (y) have been or are about to be sold or transferred pursuant to an effective registration statement (including the Registration Statement), or (ii) have been sold pursuant to Rule 144. Pubco shall be responsible for the fees of its transfer agent, its legal counsel (including for purposes of giving the opinion referenced herein) and all DTC fees associated with such issuance and Contributor shall be responsible for its fees or costs associated with such removal of the legend (including its legal fees or costs of its legal counsel); provided, that, notwithstanding the foregoing, Pubco will not be required to deliver any such opinion, authorization, certificate or direction if it reasonably believes that removal of the legend could result in or facilitate transfers of securities in violation of applicable law.

(m) With a view to making available to Contributor the benefits of Rule 144 that permit Contributor to sell securities of Pubco to the public without registration, Pubco agrees, for so long as Contributor holds Registrable Securities, to:

i. make and keep current public information available, as those terms are understood and defined in Rule 144; and

ii. use commercially reasonable efforts to file with the Commission in a timely manner all reports and other documents required of Pubco under the Exchange Act so long as Pubco remains subject to such requirements and the filing of such reports and other documents as may be required pursuant to the applicable provisions of Rule 144.

(n) Upon request, Pubco shall provide Contributor with contact information for the person responsible for Pubco’s account at the transfer agent to facilitate transfers made pursuant to this Section 8 and provide reasonable assistance to facilitate transfers. Pubco shall be responsible for the fees of its transfer agent and its legal counsel (including for purposes of giving the opinion referenced

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herein) associated with such issuance and Contributor shall be responsible for its fees or costs associated with such removal of the legend (including its legal fees or costs of its legal counsel).

9. Termination. This Agreement may be terminated prior to the Closing as follows: (a) by the mutual written consent of the Parties and SPAC; or (b) automatically with no further action required by the Parties if the BCA is terminated in accordance with its terms. If this Agreement is terminated in accordance with this Section 9, this Agreement shall become void and of no further force and effect.

10. Further Assurances. Each Party hereto shall execute and deliver, or cause to be executed and delivered, such other instruments as may be reasonably requested by the other Party or reasonably required to effectuate the transactions contemplated hereby and to otherwise carry out the purposes of the Contributions and this Agreement.

11. Representations and Warranties. Contributor hereby represents and warrants to the Company as follows:

(a) Contributor has all rights, title and interest in and to the Contributed XRP;

(b) the Contributed XRP is held in a digital wallet or digital wallets, held or operated by or on behalf of Contributor at or by an appropriately regulated custodian and/or in accordance with industry-standard security practices (the “Contributor Digital Wallets”), and neither the Contributed XRP nor such Contributor Digital Wallets are subject to any liens, encumbrances or other restrictions;

(c) Contributor has taken commercially reasonable steps to protect its Contributor Digital Wallets and the Contributed XRP;

(d) Contributor has taken commercially reasonable steps to protect its Contributor Digital Wallets and the Contributed XRP; and

(e) Contributor has the exclusive ability to control such Contributor Digital Wallets, including by use of “private keys” or other equivalent means or through custody arrangements or other equivalent means.

12. Successors and Assigns. This Agreement shall be binding upon, and inure to the benefit of, the Parties and their respective successors and permitted assigns.

13. Amendments, Supplements, etc. This Agreement may be amended or supplemented only with the prior written consent of each Party and SPAC. No term of this Agreement, nor performance hereof or compliance herewith, may be waived except by a writing signed by the Party giving such waiver.

14. Third-Party Beneficiary. The Parties agree and acknowledge that SPAC is an intended third-party beneficiary of Sections 1, 5(b), 9 and 13 and shall have the right to enforce Sections 1, 5(b), 9 and 13 as if an original party hereto.

15. Governing Law; Jurisdiction.

(a) This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, without regard to the principles of conflicts of laws that would otherwise require the application of the law of any other state.

(b) EACH PARTY AND ANY PERSON ASSERTING RIGHTS AS A THIRD PARTY BENEFICIARY HEREBY WAIVES ITS RESPECTIVE RIGHTS TO A TRIAL BY JURY OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IN ANY ACTION, PROCEEDING OR OTHER LITIGATION OF ANY TYPE BROUGHT BY ANY PARTY AGAINST ANY OTHER PARTY OR ANY AFFILIATE OF ANY OTHER SUCH PARTY,

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WHETHER WITH RESPECT TO CONTRACT CLAIMS, TORT CLAIMS OR OTHERWISE. THE PARTIES AGREE THAT ANY SUCH CLAIM OR CAUSE OF ACTION SHALL BE TRIED BY A COURT TRIAL WITHOUT A JURY. WITHOUT LIMITING THE FOREGOING, THE PARTIES FURTHER AGREE THAT THEIR RESPECTIVE RIGHT TO A TRIAL BY JURY IS WAIVED BY OPERATION OF THIS SECTION AS TO ANY ACTION, COUNTERCLAIM OR OTHER PROCEEDING WHICH SEEKS, IN WHOLE OR IN PART, TO CHALLENGE THE VALIDITY OR ENFORCEABILITY OF THIS AGREEMENT OR ANY PROVISION HEREOF. THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS AGREEMENT.

(c) The parties agree that all disputes, legal actions, suits and proceedings arising out of or relating to this Agreement must be brought exclusively in the courts of the State of New York or the courts of the United States located in the Borough of Manhattan, New York City, New York (collectively, the “Designated Courts”). Each party hereby consents and submits to the exclusive jurisdiction of the Designated Courts. No legal action, suit or proceeding with respect to this Agreement may be brought in any other forum. Each party hereby irrevocably waives all claims of immunity from jurisdiction, and any objection which such party may now or hereafter have to the laying of venue of any suit, action or proceeding in any Designated Court, including any right to object on the basis that any dispute, action, suit or proceeding brought in the Designated Courts has been brought in an improper or inconvenient forum or venue. Each of the parties also agrees that delivery of any process, summons, notice or document to a party hereof in compliance with Section 15(d) of this Agreement shall be effective service of process for any action, suit or proceeding in a Designated Court with respect to any matters to which the parties have submitted to jurisdiction as set forth above.

(d) All notices, requests, demands, claims, and other communications hereunder shall be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given (i) when delivered personally to the recipient, (ii) when sent by electronic mail, with no mail undeliverable or other rejection notice, on the date of transmission to such recipient, if sent on a Business Day prior to 5:00 p.m. New York City time, or on the Business Day following the date of transmission, if sent on a day that is not a Business Day or after 5:00 p.m. New York City time on a Business Day, (iii) one (1) Business Day after being sent to the recipient via overnight mail by reputable overnight courier service (charges prepaid), or (iv) four (4) Business Days after being mailed to the recipient by certified or registered mail, return receipt requested and postage prepaid, and, in each case, addressed to the intended recipient at its address specified on the signature page hereof or to such electronic mail address or address as subsequently modified by written notice given in accordance with this Section 15(d). A courtesy electronic copy of any notice sent by methods (i), (iii), or (iv) above shall also be sent to the recipient via electronic mail if an electronic mail address is provided in the applicable signature page hereof or to an electronic mail address as subsequently modified by written notice given in accordance with this Section 15(d).

16. Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

17. Entire Agreement. This Agreement embodies the complete agreement and understanding among the Parties and supersedes and preempts any prior understandings or agreements by or among the Parties, written or oral, that may relate to the subject matter hereof.

18. Severability. If any provision of this Agreement or the application of any such provision to any person or circumstance shall be held invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision hereof.

[SIGNATURE PAGE FOLLOWS]

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IN WITNESS WHEREOF, the Parties have executed and delivered this Contribution Agreement as of the date first written above.

RIPPLE LABS INC.

By:	/s/ Eric Jeck
Name: Eric Jeck
Title: SVP, Business and Corporate Development

PATHFINDER DIGITAL ASSETS LLC

By:	/s/ Asheesh Birla
Name: Asheesh Birla
Title: Chief Executive Officer

EVERNORTH HOLDINGS INC.

By:	/s/ Asheesh Birla
Name: Asheesh Birla
Title: President

[Signature Page to Contribution Agreement]

Annex K

SERIES C SUBSCRIPTION AGREEMENT

This SERIES C SUBSCRIPTION AGREEMENT (this “Subscription Agreement”) is entered into on October 19, 2025, by and among Evernorth Holdings Inc., a Nevada corporation (“Pubco”), Pathfinder Digital Assets LLC, a Delaware limited liability company (the “Company”), Armada Acquisition Corp. II, a Cayman Islands exempted company (“SPAC”), and Arrington XRP Capital Fund, LP, a Delaware limited partnership (“Subscriber”).

WHEREAS, on or about the date hereof, (a) SPAC, (b) Pubco, (c) Evernorth Corporate Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Pubco (“SPAC Merger Sub”), (d) Evernorth Company Merger Sub LLC, a Delaware limited liability company and a wholly owned subsidiary of Pubco (“Company Merger Sub”), (e) the Company, and (f) Ripple Labs Inc., a Delaware corporation (“Ripple”), entered into a business combination agreement (as amended, modified, supplemented or waived from time to time, the “BCA”);

WHEREAS, prior to the date of the Transaction Closing (as defined below) (the “Completion Date”), on the terms and subject to the conditions set forth in the BCA, SPAC will change its jurisdiction of incorporation such that it becomes a corporation organized under the laws of the State of Delaware (the “SPAC Domestication”);

WHEREAS, pursuant to and in accordance with the BCA, (a) Company Merger Sub will merge with and into the Company, with the Company continuing as the surviving company (the “Company Merger”), and with Ripple receiving one share of Class A common stock, par value $0.001 per share, of Pubco (“Pubco Class A Common Stock”) for each unit of the Company (each, a “Company Unit”) held by Ripple and exchanged subject to certain limitations on the initial holdings of Ripple and certain related entities included in the BCA, and (b) simultaneously with the Company Merger, SPAC Merger Sub will merge with and into SPAC, with SPAC continuing as the surviving entity (the “SPAC Merger” and, together with the Company Merger, the “Mergers” and, together with the other transactions contemplated by the BCA, the “Transactions”), with (x) shareholders of SPAC receiving one share of Pubco Class A Common Stock for each Class A ordinary share, par value $0.0001 per share, of SPAC (the “SPAC Class A Common Shares”) held by such shareholder, and (y) warrantholders of SPAC receiving one warrant to purchase Pubco Class A Common Stock for each warrant to purchase SPAC Class A Common Shares, par value $0.0001, of SPAC held by such warrantholders, and upon the Transaction Closing, Pubco will become a publicly traded company, all upon the terms and subject to the conditions set forth in the BCA;

WHEREAS, in connection with the Transactions, Subscriber desires to subscribe for and purchase from Pubco, on the date hereof, a number of shares (the “Shares”) of (i) Pubco Class A Common Stock at a price of $10.00 per Share (the “Per Share Price”) and (ii) Class C common stock, par value $0.0001 per share, of Pubco (the “Pubco Class C Common Stock” and, together with the Pubco Class A Common Stock and the Pubco Class B Common Stock, the “Pubco Common Stock”), each having the rights, privileges and preferences set out in the Pubco Organizational Documents (as defined below), at the Per Share Price, in each case payable in cash or by contribution of XRP in accordance with the terms of this Agreement, and Pubco desires to issue to Subscriber such Shares at the Transaction Closing (as defined below) in consideration of the payment or contribution of the Subscription Price (as defined below) by or on behalf of Subscriber to Pubco;

WHEREAS, on or about the date of this Subscription Agreement, SPAC, the Company and Pubco are entering into advance funding subscription agreements (the “Advance Funding Subscription Agreements”) with certain other investors (the “Advance Funding Subscribers”), pursuant to which the Advance Funding Subscribers have agreed to subscribe for and purchase shares of Pubco Class A Common Stock (the “Advance Funding Shares”) in accordance with such Advance Funding Subscription Agreements;

WHEREAS, on or about the date of this Subscription Agreement, SPAC, the Company and Pubco are entering into delayed funding subscription agreements (the “Delayed Funding Subscription Agreements”) with certain other investors (the “Delayed Funding Subscribers”), pursuant to which the Delayed Funding Subscribers have agreed to subscribe for and purchase Pubco Class A Common Stock (the “Delayed Funding Shares”) in accordance with such Delayed Funding Subscription Agreements;

WHEREAS, on or about the date of this Subscription Agreement, SPAC, the Company and Pubco are entering into subscription agreements (the “Ripple Party Subscription Agreements” and, together with the Advance Funding Subscription Agreements and the Delayed Funding Subscription Agreements, the “Other Subscription Agreements”) with certain other investors that are affiliates of Ripple (the “Ripple Party Subscribers” and, together with the Advance Funding Subscribers and the Delayed Funding Subscribers, the “Other Subscribers”), pursuant to which the Ripple Party Subscribers have agreed to subscribe for and purchase a number of shares of Pubco Class A Common Stock and Company Units (the “Ripple Party Equity Interests” and, together with the Advance Funding Shares and the Delayed Funding Shares, the “Other Subscribed Equity Interests”) in accordance with such Ripple Party Subscription Agreements;

WHEREAS, as a condition to the Subscription (as defined below), Subscriber has agreed that it shall be restricted from offering, selling, contracting to sell, pledging or otherwise disposing of any of the Subscribed Shares (as defined below) issued to it in connection with the Subscription pursuant to an agreement entered into concurrently with the Transaction Closing between Pubco and Subscriber in substantially the form set forth in Exhibit A hereto (the “Lock-Up Agreement”);

WHEREAS, the parties hereto intend that the contributions of cash or XRP to Pubco (including through the release of any custody account or wallet holding cash or XRP as provided herein) in accordance with the terms of this Agreement in exchange for the subscription and purchase of the Shares by the Subscriber, taken together with (i) the contributions of cash or XRP to Pubco in exchange for the subscription of the Shares by any Other Subscribers, pursuant to the terms of the applicable Subscription Agreements and each such subscriber and (ii) the Mergers, collectively, are undertaken pursuant to an integrated plan and constitute a single integrated transaction and will be treated for U.S. federal and applicable state and local income tax purposes as exchanges to which Section 351(a) of the Internal Revenue Code of 1986, as amended (the “Code”) (and, as applicable, Section 351(b) or Section 357(c) of the Code) apply.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants, and subject to the conditions herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

Section 1. Subscription and Subscription Funding. Subject to the terms and conditions hereof, Subscriber hereby irrevocably agrees to subscribe for and purchase from Pubco, and Pubco hereby agrees to issue to Subscriber on the Completion Date, upon release of the Custody XRP (as defined below) from the XRP Custody Wallet (as defined below) as prior payment or contribution of the Subscription Price (as defined below) by or on behalf of Subscriber to Pubco, the Subscribed Shares at the Transaction Closing (such subscription, the “Subscription”).

(a) Upon execution of this Subscription Agreement, Subscriber shall become obligated to pay or cause to be paid the Subscription Price to Pubco in accordance with Section 1(b) and Section 1(c) below (the “Subscription Funding”), and Pubco shall become obligated to issue the Subscribed Shares to Subscriber at the Transaction Closing, it being understood that the Subscribed Shares shall be allocated as between Pubco Class A Common Stock and Pubco Class C Common Stock as follows:

(i) Pubco will issue to Subscriber (A) the number of shares of Pubco Class A Common Stock that would result in the Subscriber and the Series C DQ Persons (as defined below) collectively owning, immediately after the Transaction Closing and the other related transactions (including the issuance of any shares of Pubco Class A Common Stock to the Other Subscribers), a number of shares of Pubco Class A Common Stock that would cause Subscriber and such Series C DQ Persons to be the beneficial owners (as defined in Rule 13d-3 or 13d-5 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)

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or any successor statute or regulation) of capital stock of Pubco such that the Series C Attributed Ownership Percentage (as defined below) equals 19.9%, with such shares of Pubco Class A Common Stock allocated among Subscriber and the Series C DQ Persons on a pro rata basis based on the number of Subscribed Shares purchased by, or that would otherwise be issuable in the Transactions to, Subscriber and each Series C DQ Person relative to the aggregate number of Subscribed Shares purchased by, or that would otherwise be issuable in the Transactions to, Subscriber and the Series C DQ Persons, and (B) the number of shares of Pubco Class C Common Stock that is equal to the number of Subscribed Shares minus the number of shares of Pubco Class A Common Stock issued to Subscriber pursuant to clause (A) above. The aggregate number of Subscribed Shares issued to Subscriber and the aggregate Subscription Price shall not change as a result of such allocation, and the Per Share Price shall be identical for the shares of Pubco Class A Common Stock and shares of Pubco Class C Common Stock.

(ii) For purposes of Section 1(a)(i):

(1) “Outstanding Voting Shares” means the aggregate number of shares of Pubco Class A Common Stock and Pubco Class B Common Stock to be outstanding as of immediately following the Completion Date;

(2) “Pubco Class B Common Stock” means the Class B common stock, par value $0.001 per share, of Pubco;

(3) “Pubco Preferred Stock” means the preferred stock, par value $0.001 per share, of Pubco;

(4) “Pubco Voting Preferred Stock” means any shares of Pubco Preferred Stock that have voting rights;

(5) “Ripple Group Holders” means Ripple and any other holders of Pubco Common Stock, Pubco Preferred Stock, Company Units or other equity interests in Pubco or the Company who are collectively deemed to form a “group” as defined in Section 13(d) of the Exchange Act;

(6) “RippleWorks” means RippleWorks Inc., a Delaware nonprofit nonstock corporation.

(7) “Series C Attributed Ownership Percentage” means the quotient of (x) the sum of (i) the number of shares of Pubco Class A Common Stock, Pubco Class B Common Stock and Pubco Voting Preferred Stock, if applicable, held by Subscriber, RippleWorks and the Series C DQ Persons and (ii) the Series C Indirect Ownership Amount and (y) the Outstanding Voting Shares;

(8) “Series C DQ Persons” means any holders of Pubco Common Stock, Pubco Voting Preferred Stock or Company Units who are “disqualified persons” with respect to RippleWorks within the meaning of Section 4946 of the Code for purposes of the excess business holdings rules set forth in Code Section 4943.

(9) “Series C Indirect Ownership Amount” means, at any given time, the aggregate number of shares of Pubco Class A Common Stock, Pubco Class B Common Stock and Pubco Voting Preferred Stock (without duplication) that Subscriber, RippleWorks and any Series C DQ Person are deemed to indirectly own under the excess business holdings rules set forth in Code Section 4943 as a result of Subscriber’s, RippleWorks’ or any other Series C DQ Person’s ownership of stock in a corporation, profits interest in a partnership, or beneficial interest in a trust, estate or unincorporated enterprise that, in each case, beneficially owns Pubco Class A Common Stock, and/or Pubco Class B Common Stock and/or Pubco Voting Preferred Stock.

(b) The Subscription Price shall be paid in either cash or XRP, at the Subscriber’s sole election, in such amounts as indicated in Subscriber’s signature page of this Subscription Agreement. For purposes of this Agreement:

(i) “Initial Subscribed Shares” means such number of Shares equal to the quotient of (i) the Subscription Price and (ii) the Per Share Price.

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(ii) “Signing Date XRP Token VWAP” means the volume-weighted average price (“VWAP”) of XRP denominated in USD as quoted on the “CME CF XRP-Dollar Reference Rate—New York Variant” benchmark (with the reference ticker XRPUSD_NY) at 4:00 p.m. New York City time on the day immediately preceding the date on which the BCA is signed (such signing date, the “BCA Signing Date”).

(iii) “Subscribed Shares” means such number of Shares equal to (i) the Initial Subscribed Shares plus (ii) any Adjustment Shares (as defined below) issuable to the Subscriber in accordance with Section 3 hereof.

(iv) “Subscription Price” means (A) if Subscriber elects to subscribe for the Shares with cash, the amount of cash as is set forth on the signature page hereto or (B) if Subscriber elects to subscribe for the Shares with XRP, such amount (in USD) equal to the product of (x) the amount of XRP as is set forth on the signature page hereto (the “XRP Amount”) and (y) the Signing Date XRP Token VWAP.

(c) On or within four (4) Business Days following the date of this Agreement, Subscriber shall deliver:

(i) if Subscriber is delivering the Subscription Price in cash, an amount equal to the total Subscription Price, in such amount as indicated in Subscriber’s signature page to this Subscription Agreement (the “Transferred Funds”) by wire transfer of immediately available funds in U.S. dollars to the bank account specified on Annex A hereto (the “Cash Custody Account”) maintained pursuant to an account arrangement between Pubco and Silicon Valley Bank (“Cash Custodian”); and

(ii) if Subscriber is delivering the Subscription Price in XRP, the XRP Amount, free and clear of any liens, encumbrances or other restrictions, via transfer of the XRP Amount to an unencumbered XRP custody wallet maintained by BitGo Trust Company, Inc. (the “XRP Custodian”) or one of its affiliates at the address specified in Annex B hereto (the “XRP Custody Wallet”).

For the purposes of this Subscription Agreement, “Business Day” means a day, other than a Saturday, Sunday or other day on which commercial banks in New York City (New York) are not open for a full business day for the general transaction of business.

(d) On or following the date of this Agreement, Subscriber shall deliver to Pubco:

(i) a duly completed and executed Internal Revenue Service Form W-9 or appropriate Form W-8; and

(ii) such information as is reasonably requested by Pubco in order for Pubco to issue the Subscribed Shares to Subscriber.

(e) On or prior to the date hereof, Pubco and/or the Company shall enter into agreements with the Cash Custodian and the XRP Custodian or, in each case, agreements with one of their respective affiliates or other third-party liquidity providers and prime brokers (the “Liquidity Providers”) as necessary, for providing for the custody and purchase of XRP. Within ten (10) Business Days of the date hereof (the “Funding Period”), Pubco will instruct, on behalf of Subscriber, the Advance Funding Subscribers and the Ripple Party Subscribers, the Cash Custodian to transfer all of the Transferred Funds (and any interest accrued thereon) from the Cash Custody Account to the XRP Custodian, to be held in escrow for the benefit of Subscriber, the Advance Funding Subscribers and the Ripple Party Subscribers through the Completion Date (the “XRP Funds”). For the avoidance of doubt, Pubco may instruct, on behalf of Subscriber, the Advance Funding Subscribers and the Ripple Party Subscribers, such Transferred Funds (and any interest accrued thereon) to be transferred to the XRP Custodian or any such Liquidity Provider immediately upon receipt of any amount of such funds from Subscribers at any time during the Funding Period. Promptly upon receipt of any amount of such XRP Funds and within the Funding Period, Pubco and/or the Company shall instruct, on behalf of Subscriber, the Advance Funding Subscribers and the Ripple Party Subscribers, the XRP Custodian or the Liquidity Providers as the case may require, to use the XRP Funds to purchase XRP on behalf of Subscriber, the Advance Funding Subscribers

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and the Ripple Party Subscribers (the “Purchased XRP”, together with the aggregate XRP Amount paid by all Subscribers subscribing in XRP, the “Custody XRP”) at the then-prevailing spot market price of XRP at the time of execution of the trade(s), which shall be disclosed to Pubco in advance. The Custody XRP shall be held in escrow in the XRP Custody Wallet in the name of Pubco but for the benefit of the Advance Funding Subscribers, for which the XRP Custodian or one of its affiliates serves as the XRP Custodian. Pubco and/or the Company shall cause the XRP Custodian and the Liquidity Providers to provide prompt written confirmation to Pubco and/or the Company upon completion of all XRP purchases, including details of the amount of the Purchased XRP, the execution price(s), and any fees incurred. Pubco shall notify Subscriber of the VWAP of all Purchased XRP as promptly as reasonably practicable following execution of the applicable trades.

(f) The obligations of Subscriber to consummate, or cause to be consummated, the transactions contemplated by this Subscription Agreement (including the Subscription Funding) are subject to the satisfaction, or waiver by Subscriber, of the additional condition that, on the date hereof, no Other Subscription Agreement (or other agreements or understandings (including side letters) entered into in connection therewith or in connection with the sale of the Other Equity Interests) shall have been amended, modified or waived in any manner that benefits any Other Subscriber with respect to the economic terms governing the purchase and sale of such Other Equity Interests unless the Subscriber shall have been offered in writing the same economic benefits; provided, however, that this Section 1(f) shall not apply to (i) any allocation of the Subscribed Shares between Pubco Class A Common Stock and Pubco Class C Common Stock (subject to the ownership-limit mechanics and related calculations set forth in Section 1(a), so long as the aggregate Subscription Price and Per Share Price are identical, (ii) any differences between the non-economic rights of any shares of Pubco Class C Common Stock and the non-economic rights of shares of Pubco Class A Common Stock, (iii) any terms that are particular to the legal, regulatory, tax or policy requirements of any Other Subscriber or its affiliates or (iv) matters that do not impact the economic terms of the purchase and sale of the Subscribed Shares; provided further, that Pubco and/or the Company shall notify the Subscriber promptly if any Other Subscription Agreement (or other agreements or understandings (including side letters) entered into in connection therewith or in connection with the sale of the Other Equity Interests) shall have been amended, modified or waived in any manner that materially benefits any Other Subscriber with respect to non-economic terms governing the purchase and sale of the Other Equity Interests.

Section 2. Transaction Closing and Release of Custody XRP.

(a) If the Transaction Closing occurs then, on the Completion Date, (i) Pubco shall deliver a written instruction to the XRP Custodian noting the requirement for the release of the Custody XRP and shall provide the XRP Custodian with the names of the Authorized Persons; (ii) upon receipt by the XRP Custodian of the required authorization by the Authorized Persons, the Custody XRP will be released from the XRP Custody Wallet and transferred to a digital asset wallet account designated in writing by Pubco; and (iii) upon such release of Custody XRP, Pubco shall deliver to Subscriber the Subscribed Shares in book-entry form, free and clear of any liens, encumbrances or other restrictions (other than those arising under state or federal securities laws), in the name of Subscriber. As promptly as practicable after the closing of the Transactions (the “Transaction Closing”), Pubco shall deliver to each Subscriber evidence from Pubco’s transfer agent of the issuance to Subscriber of the Subscribed Shares (in book entry form) on and as of the Completion Date.

(b) No fractional Shares will be issued. In determining such number of Subscribed Shares to be issued, such number shall be rounded down to the nearest whole share in the case of any resulting fractional number of Shares.

(c) The Subscribed Shares shall contain a legend in substantially the following form:

“THIS SECURITY HAS BEEN ACQUIRED FOR INVESTMENT AND WITHOUT A VIEW TO DISTRIBUTION AND HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR UNDER STATE SECURITIES LAWS. NO TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION OR OTHER DISPOSITION OF THIS SECURITY OR ANY INTEREST OR PARTICIPATION THEREIN MAY BE MADE EXCEPT (A) PURSUANT TO AN

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EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR (B) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS AND, IN THE CASE OF CLAUSE (B), UNLESS THE ISSUER RECEIVES AN OPINION OF COUNSEL IN FORM AND SUBSTANCE SATISFACTORY TO THE ISSUER TO THE EFFECT THAT REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS. IN ADDITION, ANY SUCH TRANSFER OR OTHER DISPOSITION IS SUBJECT TO THE CONDITIONS CONTAINED IN A SERIES C SUBSCRIPTION AGREEMENT, DATED OCTOBER 19, 2025. A COPY OF SUCH CONDITIONS WILL BE PROVIDED TO THE HOLDER HEREOF UPON REQUEST.”

(d) In the event that the Transaction Closing does not occur on or prior to the Outside Date (as defined in the BCA), unless otherwise agreed to in writing by Pubco, the Company, SPAC and Subscriber, Pubco (or Pubco’s designee) shall promptly (but in no event later than three (3) Business Days after the Outside Date) cause to be returned Subscriber’s pro rata portion (taking into account the Subscription Price paid by Subscriber and the corresponding subscription price paid by all Advance Funding Subscribers and Ripple Party Subscribers) of (i) the Custody XRP (the “Liquidation XRP Portion”) and (ii) any Transferred Funds in the Cash Custody Account to Subscriber. Subscriber shall have the option to elect to receive the Liquidation XRP Portion either in cash or in XRP. To the extent Subscriber elects to receive the Liquidation XRP Portion in cash, Pubco, acting as agent of the Subscriber, will sell (or cause to be sold) Subscriber’s Liquidation XRP Portion at then-prevailing market prices and remit (i) the proceeds of such sale and (ii) any Transferred Funds in the Cash Custody Account to Subscriber by wire transfer in immediately available funds to the account specified by Subscriber. To the extent Subscriber elects to receive the Liquidation XRP Portion in XRP, Pubco will cause to be delivered Subscriber’s Liquidation XRP Portion to Subscriber at the wallet address specified by Subscriber in the signature page hereto. For the avoidance of doubt, the parties intend that the cash held in the Cash Custody Account (to the extent Subscriber, the Advance Funding Subscribers and the Ripple Party Subscribers fund their subscriptions in cash) and all XRP held in the XRP Custody Wallet be beneficially owned by Subscriber, the Advance Funding Subscribers and the Ripple Party Subscribers until such time as any such XRP is released to Pubco upon the Transaction Closing or returned to Subscriber, the Advance Funding Subscribers and the Ripple Party Subscribers.

(e) Subject to Section 2(d):

(i) until the Completion Date, the Company and Pubco covenant that the Custody XRP shall not be sold, transferred, pledged, hypothecated, or otherwise used as collateral to secure any indebtedness or obligation, and shall remain free and clear of all liens, charges, and encumbrances; and

(ii) the Custody XRP may not be released from the XRP Custody Wallet until (i) the earlier of either the (A) Completion Date or (B) termination of the BCA in accordance with its terms and (ii) such release has been authorized by the Authorized Persons (as defined below) designated by Pubco and SPAC to the XRP Custodian.

(f) The Company and SPAC must jointly authorize the release of the Custody XRP from the XRP Custody Wallet in accordance with this Section 2(f) through any of their respective authorized representatives (such representatives, the “Authorized Persons”). Any individual designated as an Authorized Person who is convicted of, or admits to, a “bad actor” disqualifying event described in Rule 506(d)(1)(i)-(viii) of the Securities Act (a “Disqualification Event”) shall be automatically removed and shall no longer serve as an Authorized Person. Upon becoming aware of any Disqualification Event affecting one its Authorized Persons, the applicable party shall promptly deliver written notice to the other party and to the XRP Custodian, which notice shall identify the Authorized Person to be removed and the name and contact information of the replacement Authorized Person.

(g) Pubco, the Company, SPAC and Subscriber acknowledge and agree that, for U.S. federal and applicable state, local and non-U.S. income tax purposes: (i)(A) the Subscription (in the event Subscriber’s Liquidation XRP Portion is not returned pursuant to Section 2(d) and Subscriber participates in the Transaction Closing), (B) any other subscriptions of Shares effected pursuant to the Other Subscription Agreements and

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(C) the Mergers, taken together, are undertaken pursuant to an integrated plan and constitute a single, integrated transaction among the parties and are intended to be treated for U.S. federal and applicable state and local income tax purposes as exchanges to which Section 351(a) (and, as applicable, Section 351(b) or Section 357(c) of the Code) apply; (ii) the Subscriber is intended to be treated as the owner of Subscriber’s portion of any cash in the Cash Custody Account and/or Custody XRP in the Custody XRP Wallet until the occurrence of either (A) the Transaction Closing (in which case such portion is intended to be treated at such time as transferred from the Subscriber to Pubco, with the Subscription being treated as set forth in Section 2(g)(i)(A)) or (B) the return to the Subscriber of the Liquidation XRP Portion (in which case Subscriber is intended to be treated as continuing to own such portion); and (iii) any income (or gain or loss) with respect to or resulting from the cash or XRP (or conversion of XRP into cash) treated as owned by the Subscriber pursuant to the foregoing clause (ii) shall be allocated (and reported to), and taken into account by, the Subscriber (clauses (i)-(iii), the “Intended Tax Treatment”). Pubco, the Company, SPAC and Subscriber agree to file, or cause to be filed, all income and withholding tax returns in a manner consistent with, and not to take any income or withholding tax position that is inconsistent with, the Intended Tax Treatment unless required by a determination within the meaning of Section 1313(a) of the Code.

Section 3. Closing Adjustment. Immediately prior to the Transaction Closing, for purposes of determining the number of Subscribed Shares, Pubco shall calculate the number of Adjustment Shares issuable to the Subscriber. For purposes of this Agreement, if the Closing Date XRP Token VWAP (as defined below) is greater than the Signing Date XRP Token VWAP, “Adjustment Shares” shall mean such number of Shares equal to the product of (i) the number of Initial Subscribed Shares issuable to such Subscriber and (ii) the difference between (1) the quotient of the Closing Date XRP Token VWAP and the Signing Date XRP Token VWAP and (2) one. For the avoidance of doubt, if the Closing Date XRP Token VWAP is less than or equal to the Signing Date XRP Token VWAP, the number of Adjustment Shares shall equal zero. For purposes of this Agreement, “Closing Date XRP Token VWAP” means the value of XRP denominated in USD as calculated using the “CME CF XRP-Dollar Reference Rate—New York Variant” benchmark (with the reference ticker XRPUSD_NY) by taking the arithmetic average of the quotes at 4:00 p.m. New York City time for each of the three days immediately preceding the Completion Date.

Section 4. SPAC and Pubco Representations and Warranties. Each of SPAC, solely with respect to the representations and warranties set forth below relating to SPAC, and Pubco, solely with respect to the representations and warranties set forth below relating to Pubco, represents and warrants to Subscriber as of the date hereof, that:

(a) SPAC (i) is validly existing and in good standing under the laws of its jurisdiction of incorporation, (ii) has the requisite corporate power and authority to own, lease and operate its properties, to carry on its business as it is now being conducted and to enter into and perform its obligations under this Subscription Agreement, and (iii) is duly licensed or qualified to conduct its business and, if applicable, is in good standing under the laws of each jurisdiction (other than its jurisdiction of incorporation) in which the conduct of its business or the ownership of its properties or assets requires such license or qualification, except, with respect to the foregoing clause (iii), where the failure to be in good standing would not reasonably be expected to have a SPAC Material Adverse Effect. For purposes of this Subscription Agreement, a “SPAC Material Adverse Effect” means an event, change, development, occurrence, condition or effect with respect to SPAC that, individually or in the aggregate, would reasonably be expected to have a material adverse effect on SPAC’s ability to consummate the transactions contemplated by this Subscription Agreement.

(b) Pubco (i) is validly existing under the laws of the State of Nevada, (ii) has the requisite corporate power and authority to own, lease and operate its properties and to conduct its business as it is now being conducted, and (iii) is duly licensed or qualified and in good standing (to the extent applicable) in all jurisdictions in which its ownership of property or character of its activities is such as to require it to be so licensed or qualified, except, with respect to the foregoing clause (iii), where the failure to be so licensed or qualified has not and would not, individually or in the aggregate, reasonably be expected to have a Pubco

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Material Adverse Effect. For purposes of this Subscription Agreement, a “Pubco Material Adverse Effect” means an event, change, development, occurrence, condition or effect with respect to Pubco that, individually or in the aggregate, would reasonably be expected to have a material adverse effect on Pubco’s ability to consummate the transactions contemplated by this Subscription Agreement.

(c) The issuance and sale of the Subscribed Shares, when issued pursuant to this Subscription Agreement (subject to the receipt of the Subscription Price in accordance with the terms of this Subscription Agreement and registration with Pubco’s transfer agent), will have been duly authorized by Pubco and, when issued and delivered to Subscriber (or its nominee in accordance with the Subscriber’s delivery instructions), will be validly issued, fully paid and free and clear of all liens or other restrictions (other than those arising under this Subscription Agreement or the BCA, Pubco’s amended and restated articles of incorporation, bylaws or other similar organizational documents (the “Pubco Organizational Documents”) or applicable securities laws), and will not have been issued in violation of, or subject to, any preemptive or similar rights created under the Pubco Organizational Documents (as in effect at such time of issuance) or under Chapter 78 of the Nevada Revised Statutes.

(d) This Subscription Agreement has been duly authorized, validly executed and delivered by SPAC and Pubco, and assuming the due authorization, execution and delivery of the same by the Company and Subscriber, this Subscription Agreement shall constitute the valid and legally binding obligation of SPAC and Pubco, enforceable against each of SPAC and Pubco in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors generally and by the availability of equitable remedies (collectively, the “Enforceability Exceptions”).

(e) Assuming the accuracy of the representations and warranties of Subscriber set forth in Section 5, the execution and delivery of this Subscription Agreement by SPAC, the compliance by SPAC with all of the provisions of this Subscription Agreement applicable to SPAC and the consummation of the transactions contemplated herein will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of SPAC pursuant to the terms of any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which SPAC is a party or by which SPAC is bound or to which any of the property or assets of SPAC is subject, (ii) conflict with or violate any provision of, or result in the breach of, SPAC’s amended and restated memorandum and articles of association (the “SPAC Organizational Documents”), or (iii) conflict with or result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental authority with competent jurisdiction over SPAC or any of its properties except, in the case of clauses (i) and (iii), for such violations, conflicts, breaches, defaults or liens, charges or encumbrances which would not, individually or in the aggregate, reasonably be expected to have a SPAC Material Adverse Effect.

(f) Assuming the accuracy of the representations and warranties of Subscriber set forth in Section 5, the execution and delivery of this Subscription Agreement, the issuance of the Subscribed Shares hereunder, the compliance by Pubco with all of the provisions of this Subscription Agreement applicable to Pubco and the consummation of the transactions contemplated herein will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of Pubco pursuant to the terms of any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which Pubco is a party or by which Pubco is bound or to which any of the property or assets of Pubco is subject, (ii) conflict with or violate any provision of, or result in the breach of, the Pubco Organizational Documents, or (iii) conflict with or result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental authority with competent jurisdiction over Pubco or any of its properties except, in the case of clauses (i) and (iii), for such violations, conflicts, breaches, defaults or liens, charges or encumbrances which would not, individually or in the aggregate, reasonably be expected to have a Pubco Material Adverse Effect.

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(g) Assuming the accuracy of the representations and warranties of Subscriber set forth in Section 5, neither SPAC nor Pubco is required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or governmental authority with competent jurisdiction, self-regulatory organization (including any stock exchange on which the Pubco Class A Common Stock will be listed (the “Stock Exchange”)) or other person in connection with the execution, delivery and performance of this Subscription Agreement, other than (i) filings required by applicable state securities laws, (ii) the filing of the Registration Statement (as defined below) pursuant to Section 7, (iii) filings required by the Securities Act of 1933, as amended (the “Securities Act”), the Exchange Act, and the rules of the United States Securities and Exchange Commission (the “Commission”), including the registration statement on Form S-4 with respect to the Transactions and the proxy statement/prospectus included therein, (iv) filings required by the Stock Exchange, including with respect to obtaining SPAC shareholder approval of the Transactions and the listing of Pubco Class A Common Stock, (v) filings required to consummate the Transactions as provided under the BCA, (vi) filings in connection with or as a result of any publicly available written guidance, comments, requirements or requests of the SEC staff under the Securities Act (the “SEC Guidance”), (vii) filings in connection with the SPAC Domestication, and (viii) those the failure of which to obtain would not reasonably be expected to have a SPAC Material Adverse Effect or a Pubco Material Adverse Effect, as applicable.

(h) Except for such matters as have not had and would not reasonably be expected to have a Pubco Material Adverse Effect, there is no (i) suit, action, proceeding or arbitration before a governmental authority or arbitrator with competent jurisdiction pending, or, to the knowledge of Pubco, threatened in writing against Pubco or (ii) judgment, decree, injunction, ruling or order of any governmental authority or arbitrator with competent jurisdiction outstanding against Pubco.

(i) Assuming the accuracy of Subscriber’s representations and warranties set forth in Section 5, no registration under the Securities Act or any state securities (or Blue Sky) laws is required for the offer and sale of the Subscribed Shares by Pubco to Subscriber.

(j) Neither Pubco nor any person acting on its behalf has engaged or will engage in any form of general solicitation or general advertising (within the meaning of Regulation D) in connection with any offer or sale of the Subscribed Shares. The Subscribed Shares are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act or any state securities laws. Neither Pubco nor any person acting on its behalf (other than the Company and its persons acting on its behalf in such capacity, as to whom neither SPAC nor Pubco make any representations) has, directly or indirectly, at any time within the past thirty (30) calendar days, (i) made any offer or sale of any security or solicitation of any offer to buy any security under circumstances that would eliminate the availability of the exemption from registration under Section 4(a)(2) of the Securities Act in connection with the offer and sale by Pubco of the Subscribed Shares as contemplated hereby or the Other Subscribed Equity Interests as contemplated by the Other Subscription Agreements, or (ii) offered or sold any securities that would reasonably be expected to subject the offer, issuance or sale of the Subscribed Shares or the Other Subscribed Equity Interests, as contemplated hereby, to the registration provisions of the Securities Act.

(k) SPAC is in compliance in all material respects with, and has not received any written communication from, a governmental authority with competent jurisdiction that alleges that SPAC is not in compliance in all material respects with, or is in default or violation of, the applicable provisions of (i) the Securities Act and the Exchange Act, (ii) the rules and regulations of the Commission, and (iii) the rules of the Stock Exchange, except, in each case, where such non-compliance, default, or violation would not, individually or in the aggregate, reasonably be expected to have a SPAC Material Adverse Effect. For the avoidance of doubt, this representation and warranty shall not apply to the extent any of the foregoing matters arise from or relate to the SEC Guidance.

(l) Pubco is in compliance in all material respects with, and has not received any written communication from, a governmental authority with competent jurisdiction that alleges that Pubco is not in

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compliance in all material respects with, or is in default or violation of, the applicable provisions of (i) the Securities Act and the Exchange Act, (ii) the rules and regulations of the Commission, and (iii) the rules of the Stock Exchange, except, in each case, where such non-compliance, default, or violation would not, individually or in the aggregate, reasonably be expected to have a Pubco Material Adverse Effect. For the avoidance of doubt, this representation and warranty shall not apply to the extent any of the foregoing matters arise from or relate to the SEC Guidance.

(m) Upon the Transaction Closing, the Pubco Class A Common Stock will be registered pursuant to Section 12(b) of the Exchange Act and will be listed for trading on the Stock Exchange, and the Pubco Class A Common Stock will be approved for listing on the Stock Exchange or another national securities exchange, subject to official notice of issuance.

(n) No broker or finder is entitled to any brokerage or finder’s fee or commission solely in connection with the sale of the Subscribed Shares to Subscriber.

(o) When issued, all issued and outstanding Pubco Class A Common Stock and Pubco Class C Common Stock will have been duly authorized and validly issued, will be fully paid and non-assessable and will not be subject to preemptive or similar rights, and the Pubco Class C Common Stock will be convertible into Pubco Class A Common Stock pursuant to and in the manner set forth in the Pubco Organizational Documents. Other than the subsidiaries of Pubco to be formed after the date hereof pursuant to the BCA, Pubco has no subsidiaries and does not own, directly or indirectly, interests or investments (whether equity or debt) in any person, whether incorporated or unincorporated. There are no shareholder agreements, voting trusts or other agreements or understandings to which Pubco is a party or by which it is bound relating to the voting of any Pubco Class A Common Stock or Pubco Class B Common Stock or other equity interests in Pubco, other than as contemplated by the BCA or as described in the forms, reports, schedules, statements, registration statements, prospectuses, and other documents filed or furnished as of the date hereof by SPAC with the Commission under the Securities Act and/or the Exchange Act (collectively, and together with any amendments, restatements or supplements thereto, the “SEC Documents”). There are no securities or instruments issued by or to which SPAC is a party containing anti-dilution or similar provisions that will be triggered, and not fully waived by the holder of such securities or instruments pursuant to a written agreement or consent, by the issuance of the Subscribed Shares, in each case, that have not been or will not be validly waived on or prior to the Completion Date.

(p) Except as provided or permitted pursuant by Section 1(f), all Other Subscription Agreements in respect of the Subscribed Shares reflect the same Per Share Price and substantially the same other material terms and conditions with respect to the purchase of Shares that are no more favorable in the aggregate to the Other Subscribers than the material terms of this Subscription Agreement are to the Subscriber (other than any terms particular to the regulatory requirements of such investor or its affiliates or related funds that are mutual funds or are otherwise subject to regulations related to the timing of funding and the issuance of the related Shares).

(q) Pubco is not, and immediately after receipt of payment for the Subscribed Shares and the Transaction Closing, will not be, subject to registration as an “investment company” under the meaning of the Investment Company Act.

(r) Neither Pubco nor any of its controlled affiliates (i) is, or will be at or immediately after the Transaction Closing, a person of a country of concern, as such term is defined in 31 C.F.R. § 850.221 (a “Covered Person”), (ii) directly or indirectly hold, or will hold at or immediately after the Transaction Closing, a board seat on, a voting or equity interest in, or any contractual power to direct or cause the direction of the management or policies of, any Covered Person, or (iii) is engaged, or has plans to engage, or will be engaged at or immediately after the Transaction Closing, directly or indirectly, in a “covered activity,” as such term is defined in 31 C.F.R. § 850.208.

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Section 5. Subscriber Representations and Warranties. Subscriber represents and warrants to Pubco, the Company and SPAC, as of the date hereof and as of the Transaction Closing, that:

(a) Subscriber (i) has been duly formed and is validly existing and in good standing under the laws of its jurisdiction of formation or incorporation and (ii) has the requisite power and authority to enter into, and perform its obligations under, this Subscription Agreement.

(b) This Subscription Agreement has been duly authorized, validly executed and delivered by Subscriber. Assuming the due authorization, execution and delivery of the same by Pubco, the Company and SPAC, this Subscription Agreement shall constitute the valid and legally binding obligation of Subscriber, enforceable against Subscriber in accordance with its terms, subject to the Enforceability Exceptions.

(c) If Subscriber is paying the Subscription Price in XRP, (i) Subscriber has all rights, title and interest in and to the XRP to be contributed by it to Pubco pursuant to this Subscription Agreement, (ii) such XRP is held in a digital wallet held or operated by or on behalf of Subscriber at or by an appropriately regulated custodian and/or in accordance with industry-standard security practices (the “Subscriber Digital Wallet”) and neither such XRP nor such Subscriber Digital Wallet is subject to any liens, encumbrances or other restrictions, other than under the user agreement and/or terms and conditions associated with such Subscriber Digital Wallet, (iii) Subscriber has taken commercially reasonable steps to protect its Subscriber Digital Wallet and such XRP and (iv) Subscriber has the exclusive ability to control such Subscriber Digital Wallet, including by use of “private keys” or other equivalent means or through custody arrangements or other equivalent means.

(d) The execution, delivery and performance of this Subscription Agreement, the purchase of the Subscribed Shares hereunder, the compliance by Subscriber with all of the provisions of this Subscription Agreement and the consummation of the transactions contemplated herein do not and will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of Subscriber (or any of its subsidiaries) pursuant to the terms of (i) any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which Subscriber or any of its subsidiaries is a party or by which Subscriber (or any of its subsidiaries) is bound or to which any of the property or assets of Subscriber (or any of its subsidiaries) is subject; (ii) conflict with or violate any provision of, or result in the breach of, the articles of association, bylaws or other similar organizational documents of Subscriber (or any of its subsidiaries); or (iii) conflict with or result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental authority, agency or body, domestic or foreign, having jurisdiction over Subscriber (or any of its subsidiaries) or any of its properties (or the properties of any of its subsidiaries) that, in the case of clauses (i) and (iii), would reasonably be expected, individually or in the aggregate, to have a Subscriber Material Adverse Effect. For purposes of this Subscription Agreement, a “Subscriber Material Adverse Effect” means an event, change, development, occurrence, condition or effect with respect to the Subscriber that, individually or in the aggregate, would reasonably be expected to materially impair or materially delay Subscriber’s ability or legal authority to perform its obligations under this Subscription Agreement, including the purchase of the Subscribed Shares.

(e) Subscriber (i) is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act), an “accredited investor” (within the meaning of Rule 501(a)(1), (2), (3), or (7) under the Securities Act) satisfying the applicable requirements set forth on Annex C or Annex D hereto, or an institutional account as defined in FINRA Rule 4512(c), (ii) is an “institutional investor” (as defined in FINRA Rule 2111), (iii) if located or resident in a member state of the European Economic Area, is a “qualified investor” within the meaning of Article 2 of Regulation (EU) 2017/1129 (as amended, the “EU Prospectus Regulation”), (iv) if located or resident in the United Kingdom, is a “qualified investor” within the meaning of Article 2 of Regulation (EU) 2017/1129 as it forms part of domestic law in the United Kingdom by virtue of the European Union (Withdrawal) Act 2018 (the “UK Prospectus Regulation”) who is also (x) an investment professional falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as

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amended, the “Order”); (y) a high net worth entity falling within Article 49(2)(a) to (d) of the Order; or (z) a person to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (as amended, the “FSMA”)) in connection with the issue or sale of the Subscribed Shares may be lawfully communicated or caused to be communicated, (v) is acquiring the Subscribed Shares only for its own account and not for the account of others, or if Subscriber is subscribing for the Subscribed Shares as a fiduciary or agent for one or more investor accounts, each owner of such account is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) or an institutional “accredited investor” (within the meaning of Rule 501(a) under the Securities Act) and Subscriber has sole investment discretion with respect to each such account, and the full power and authority to make the acknowledgements, representations, warranties and agreements herein on behalf of each owner of each such account, and (vi) is not acquiring the Subscribed Shares with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act or other applicable securities laws; and shall provide or has provided Pubco with the requested information on Annex C or Annex D following the signature page hereto. Subscriber is not an entity formed for the specific purpose of acquiring the Subscribed Shares.

(f) Subscriber (i) is an institutional account as defined in FINRA Rule 4512(c), (ii) is a sophisticated investor, experienced in investing in business transactions and capable of evaluating investment risks independently, both in general and with regard to all transactions and investment strategies involving a security or securities and (iii) has exercised independent judgment in evaluating its participation in the purchase of the Subscribed Shares. Accordingly, Subscriber acknowledges that the offering meets (i) the exemptions from filing under FINRA Rule 5123(b)(1)(A), (C) or (J) and (ii) the institutional customer exemption under FINRA Rule 2111(b).

(g) Subscriber acknowledges and agrees that the Subscribed Shares are being offered in a transaction not involving any public offering within the meaning of the Securities Act and that the Subscribed Shares have not been registered under the Securities Act and that Pubco, the Company and SPAC are not required to register the Subscribed Shares except as set forth in Section 7. Subscriber acknowledges and agrees that the Subscribed Shares may not be offered, resold, transferred, pledged or otherwise disposed of by Subscriber absent an effective registration statement under the Securities Act, except (i) to Pubco or a subsidiary thereof, (ii) pursuant to an applicable exemption from the registration requirements of the Securities Act, and, in each of clauses (i)-(ii), in accordance with any applicable securities laws of the states and other jurisdictions of the United States, and that any certificates or account entries representing the Subscribed Shares shall contain a restrictive legend to such effect. Subscriber acknowledges and agrees that the Subscribed Shares will be subject to these securities law transfer restrictions, and as a result of these transfer restrictions, Subscriber may not be able to readily offer, resell, transfer, pledge or otherwise dispose of the Subscribed Shares and may be required to bear the financial risk of an investment in the Subscribed Shares for an indefinite period of time. Subscriber acknowledges and agrees that, unless the Subscribed Shares are earlier registered on a Registration Statement, the Subscribed Shares will not be eligible for offer, resale, transfer, pledge or disposition pursuant to Rule 144 promulgated under the Securities Act (“Rule 144”) until at least one year from the date Pubco is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, among other requirements. Subscriber acknowledges and agrees that it has been advised to consult legal counsel prior to making any offer, resale, pledge or transfer of any of the Subscribed Shares.

(h) Subscriber understands and agrees that Subscriber is purchasing the Subscribed Shares directly from Pubco. Subscriber further acknowledges that there have not been, and Subscriber hereby agrees that it is not relying on, any representations, warranties, covenants or agreements made to Subscriber by Pubco, the Company or SPAC or any of their respective affiliates or any of such person’s or its or their respective affiliates’ control persons, officers, directors, partners, members, managing members, managers, agents, employees or other representatives, legal counsel, financial or tax advisors, accountants or agents (collectively, “Representatives”), any other party to the Transactions or any other person or entity, expressly or by implication, other than those representations, warranties, covenants and agreements of Pubco expressly set forth in this Subscription

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Agreement, and Subscriber is not relying on any other purported representations, warranties, covenants, agreements or statements (including by omission), which are hereby disclaimed by Subscriber.

(i) In making its decision to purchase the Subscribed Shares, Subscriber represents that it has relied solely upon an independent investigation made by Subscriber and Pubco’s and SPAC’s respective representations in this Subscription Agreement. Subscriber has not relied on any statements or other information provided by or on behalf of Pubco concerning the Company, SPAC, Pubco, the Subscribed Shares or the Subscription, and has been offered the opportunity to ask questions of Pubco and has received answers thereto, including on the financial information, as Subscriber deemed necessary in connection with its decision to purchase the Subscribed Shares. Subscriber acknowledges and agrees that Subscriber has had access to, has received, and has had an adequate opportunity to review, such financial and other information as Subscriber deems necessary in order to make an investment decision with respect to the Subscribed Shares, including with respect to the Company, SPAC, Pubco and the Transactions, and Subscriber has made its own assessment and is satisfied concerning the relevant financial, tax and other economic considerations relevant to Subscriber’s investment in the Subscribed Shares. Without limiting the generality of the foregoing, Subscriber acknowledges that it has reviewed SPAC’s filings with the Commission. Subscriber represents and agrees that Subscriber and Subscriber’s professional advisor(s), if any, have had the full opportunity to ask such questions, receive such answers and obtain such information as Subscriber and Subscriber’s professional advisor(s), if any, have deemed necessary to make an investment decision with respect to the Subscribed Shares, including but not limited to information concerning the Company, SPAC, Pubco, the BCA, and the Subscription. Subscriber acknowledges that certain information provided to it by the Company and Pubco was based on projections, and such projections were prepared based on assumptions and estimates that are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. Subscriber also acknowledges that the information provided to Subscriber was preliminary and subject to change, including in the registration statement and the proxy statement and/or prospectus that will be filed with the Commission in connection with the Transactions.

(j) Subscriber acknowledges and agrees that none of the Company, SPAC, Pubco, nor their respective affiliates or any of such person’s or its or their respective affiliates’ Representatives has provided Subscriber with any advice with respect to the Subscribed Shares. Other than as set forth herein, none of SPAC, Pubco or any of their respective affiliates or Representatives has made or makes any representation or warranty, whether express or implied, of any kind or character as to the Company, SPAC, Pubco or the quality or value of the Subscribed Shares.

(k) Subscriber acknowledges that (i) Citigroup Global Markets Inc. (“Citi”) is not acting as placement agent, as underwriter or in any other capacity in connection with the sale of Subscribed Shares pursuant to this Subscription Agreement; nor is Citi making any recommendation to the Subscriber in respect of the purchase of the Subscribed Shares and (ii) Citi shall not deem the Subscriber to be a “retail investor” or “retail customer” of Citi for purposes of either Securities and Exchange Commission Form CRS or Regulation Best Interest.

(l) Subscriber became aware of this offering of the Subscribed Shares solely by means of direct contact between Subscriber, on the one hand, and Pubco (and its Representatives), on the other, and the Subscribed Shares were offered to Subscriber solely by direct contact between Subscriber, on the one hand, and Pubco (and its Representatives), on the other, or their respective affiliates. Subscriber did not become aware of this offering of the Subscribed Shares, nor were the Subscribed Shares offered to Subscriber, by any other means, and none of the Company, SPAC or Pubco or their respective Representatives acted as investment advisor, broker or dealer to Subscriber. Subscriber acknowledges that the Subscribed Shares (i) were not offered by any form of general solicitation or general advertising (within the meaning of Regulation D of the Securities Act) and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws.

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(m) Subscriber acknowledges that it is aware that there are substantial risks incident to the purchase and ownership of the Subscribed Shares, including those set forth in the SEC Documents and other material to be provided by or on behalf of Pubco to Subscriber. Subscriber is able to fend for itself in the transactions contemplated herein and has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Subscribed Shares, and Subscriber has had an opportunity to seek, and has sought, such accounting, legal, business and tax advice as Subscriber has considered necessary to make an informed investment decision.

(n) Without limiting the representations, warranties and covenants set forth in this Agreement, alone, or together with any professional advisor(s), Subscriber represents and acknowledges that Subscriber has adequately analyzed and fully considered the risks of an investment in the Subscribed Shares and determined that the Subscribed Shares are a suitable investment for Subscriber and that Subscriber is able at this time and in the foreseeable future to bear the economic risk of a total loss of Subscriber’s investment in Pubco. Subscriber acknowledges specifically that a possibility of total loss exists.

(o) Subscriber understands and agrees that no federal or state agency has passed upon or endorsed the merits of the offering of the Subscribed Shares or made any findings or determination as to the fairness of an investment in Subscribed Shares.

(p) Neither the Subscriber nor any of its affiliates, officers, directors, managers, managing members, general partners or any other person acting in a similar capacity or carrying out a similar function is (i) a person (including individual or entity) that is the target or the subject of economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by relevant governmental authorities with competent jurisdiction, including, but not limited to those administered by the U.S. government through the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”) and the U.S. Department of State, the United Nations Security Council, the European Union or any EU member state, or the United Kingdom (including His Majesty’s Treasury of the United Kingdom) (collectively, “Sanctions”), (ii) a person or entity listed on the List of Specially Designated Nationals and Blocked Persons administered by OFAC, or in any Executive Order issued by the President of the United States and administered by OFAC, or any other any Sanctions-related list of sanctioned persons maintained by OFAC, the Department of Commerce or the U.S. Department of State, the United Nations Security Council, the European Union, any EU member state, or the United Kingdom; (iii) a “designated national,” as defined in the Cuban Assets Control Regulations, 31 C.F.R. Part 515, (iv) organized, incorporated, established, located, resident or the government, including any political subdivision, agency, or instrumentality thereof, of, Cuba, Iran, North Korea, Syria, the Crimea region of Ukraine, the so-called Donetsk People’s Republic, or the so-called Luhansk People’s Republic regions of Ukraine, as well as the non-controlled regions of the oblasts of Zaporizhzhia and Kherson or any other country or territory embargoed or subject to substantial trade restrictions by the United States, the European Union or any individual European Union member state, or the United Kingdom; (v) directly or indirectly owned or controlled (as ownership and control are defined and interpreted under applicable sanctions), or acting on behalf or at the direction of, any such person or persons described in any of the foregoing clauses (i) through (v), except in each case as permitted under Sanctions laws; or (vi) a non-U.S. institution that accepts currency for deposit and that has no physical presence in the jurisdiction in which it is incorporated or in which it is operating, as the case may be, and is unaffiliated with a regulated financial group that is subject to consolidated supervision (a “non-U.S. shell bank”) or providing banking services indirectly to a non-U.S. shell bank (collectively, clauses (i) through (vi), a “Prohibited Investor”). Subscriber agrees to provide law enforcement agencies, if requested thereby, such records as required by applicable law; provided that Subscriber is permitted to do so under applicable law. Subscriber represents that (i) if it is a financial institution subject to the Bank Secrecy Act (31 U.S.C. Section 5311 et seq.), as amended by the USA PATRIOT Act of 2001, and its implementing regulations (collectively, the “BSA/PATRIOT Act”), that Subscriber, directly or indirectly through a third-party administrator, maintains policies and procedures to ensure compliance with its obligations under the BSA/PATRIOT Act, and (ii) to the extent required, directly or indirectly through a third-party administrator, it maintains policies and procedures reasonably designed to ensure compliance with the anti-corruption and anti-money laundering-related laws administered and enforced by other governmental authorities with competent jurisdiction.

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Subscriber also represents and warrants that it maintains policies and procedures reasonably designed to ensure compliance with Sanctions. Subscriber further represents and warrants that (i) none of the funds held by Subscriber and used to purchase the Shares are or will be derived from transactions directly or indirectly with or for the benefit of any Prohibited Investor, (ii) such funds are from legitimate sources and do not constitute the proceeds of criminal conduct or criminal property, (iii) such funds do not originate from and have not been routed through an account maintained at a non-U.S. shell bank and (iv) it maintains policies and procedures reasonably designed to ensure the funds held by Subscriber and used to purchase the Shares were legally derived and were not obtained, directly or indirectly, from a Prohibited Investor or from or through a non-U.S. shell bank.

(q) No foreign person (as defined in 31 C.F.R. Part 800.224) in which the national or subnational governments of a single foreign state have a substantial interest (as defined in 31 C.F.R. Part 800.244) will acquire a substantial interest in Pubco as a result of the purchase and sale of Subscribed Shares hereunder, and no foreign person will have control (as defined in 31 C.F.R. Part 800.208) over Pubco from and after the date hereof as a result of the purchase and sale of Subscribed Shares hereunder.

(r) If Subscriber is an employee benefit plan that is subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), a plan, an individual retirement account or other arrangement that is subject to section 4975 of the Code or an employee benefit plan that is a governmental plan (as defined in section 3(32) of ERISA), a church plan (as defined in section 3(33) of ERISA), a non-U.S. plan (as described in section 4(b)(4) of ERISA) or other plan that is not subject to the foregoing but may be subject to provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code, or an entity whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement (each, a “Plan”) subject to the fiduciary or prohibited transaction provisions of ERISA or section 4975 of the Code, Subscriber represents and warrants that (i) it has not relied on SPAC, the Company, Pubco or any of their respective affiliates (the “Transaction Parties”) for investment advice or as the Plan’s fiduciary with respect to its decision to acquire and hold the Subscribed Shares, and none of the Transaction Parties shall at any time be relied upon as the Plan’s fiduciary with respect to any decision to acquire, continue to hold or transfer the Subscribed Shares and (ii) the acquisition and holding of the Subscribed Shares will not constitute or result in a non-exempt prohibited transaction under ERISA, section 4975 of the Code or any applicable similar law.

(s) Subscriber has or has commitments to have and, when required to deliver payment pursuant to Section 1, Subscriber will have sufficient immediately available funds or XRP (as applicable) to pay the Subscription Price pursuant to Section 1. Subscriber is an entity having total liquid assets and net assets in excess of the Subscription Price as of the date hereof and as of each date the Subscription Price would be required to be funded to Pubco pursuant to Section 1.

(t) Subscriber acknowledges that it is not relying upon, and has not relied upon, any statement, representation or warranty made by any person, firm or corporation (including, without limitation, Pubco or SPAC, or any of their respective affiliates or Representatives), other than the representations and warranties of Pubco and SPAC contained in Section 4, in making its investment or decision to invest in Pubco. Subscriber agrees that no Other Subscriber pursuant to an Other Subscription Agreement or any other agreement related to the private placement of Shares (including the controlling persons, officers, directors, partners, agents or employees of any such Subscriber) shall be liable (including, without limitation, for or with respect to any losses, claims, damages, obligations, penalties, judgments, awards, liabilities, costs, expenses or disbursements incurred by such person or entity), whether in contract, tort or otherwise, or have any liability or obligation to Subscriber or any Other Subscriber, or any person claiming through Subscriber or any Other Subscriber, pursuant to this Subscription Agreement or related to the private placement of the Subscribed Shares, the negotiation hereof or the subject matter hereof, or the transactions contemplated hereby, for any action heretofore or hereafter taken or omitted to be taken by any of the foregoing in connection with the purchase of the Subscribed Shares.

(u) No broker, finder or other financial consultant is entitled to any brokerage or finder’s fee or commission to be paid by Subscriber solely in connection with the sale of the Subscribed Shares to Subscriber or

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has acted on behalf of Subscriber in connection with this Subscription Agreement or the transactions contemplated hereby in such a way as to create any liability on Pubco, the Company or SPAC.

(v) Subscriber acknowledges that (i) Pubco, the Company and SPAC currently may have, and later may come into possession of, information regarding Pubco, the Company or Ripple that is not known to the Subscriber and that may be material to a decision to enter into this transaction to purchase the Subscribed Shares (“Excluded Information”), (ii) the Subscriber has determined to enter into this transaction to purchase the Subscribed Shares notwithstanding its lack of knowledge of the Excluded Information, and (iii) none of Pubco, the Company or SPAC shall have liability to the Subscriber, and Subscriber hereby, to the extent permitted by law, waives and releases any claims it may have against Pubco, the Company and SPAC with respect to the non-disclosure of the Excluded Information.

(w) At all times on or prior to the Completion Date, Subscriber has no binding commitment to dispose of, or otherwise transfer (directly or indirectly), any of the Subscribed Shares, other than binding commitments it may have to transfer and/or pledge such Subscribed Shares upon the Transaction Closing to a prime broker under and in accordance with its prime brokerage agreement with such broker.

(x) Subscriber hereby agrees that neither it, nor any person or entity acting on its behalf or pursuant to any understanding with Subscriber, shall, directly or indirectly, engage in any hedging activities or execute any Short Sales with respect to the securities of SPAC or Pubco from the date of this Subscription Agreement until the Transaction Closing or the earlier termination of this Subscription Agreement in accordance with its terms. “Short Sales” shall mean all “short sales” as defined in Rule 200 of Regulation SHO under the Exchange Act and all short positions effected through any direct or indirect stock pledges (other than pledges in the ordinary course of business as part of prime brokerage arrangements), forward sale contracts, options, puts, calls, swaps and similar arrangements (including on a total return basis), short sales or other short transactions through non-U.S. broker dealers or foreign regulated brokers. Notwithstanding the foregoing, (i) nothing herein shall prohibit other entities under common management with Subscriber from entering into any Short Sales and (ii) in the case of a Subscriber that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of such Subscriber’s assets, the covenant set forth above shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to enter into the Subscription, subject in each of clauses (i) and (ii), to the obligations of Subscriber and such other entities under applicable law.

(y) Subscriber is not currently (and at all times through the Transaction Closing will refrain from being or becoming) a member of a “group” (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision), including any group acting for the purpose of acquiring, holding or disposing of equity securities of SPAC or Pubco (within the meaning of Rule 13d-5(b)(1) under the Exchange Act).

(z) Subscriber will not acquire a substantial interest (as defined in 31 C.F.R. Part 800.244) in Pubco as a result of the purchase and sale of the Subscribed Shares.

(aa) Subscriber acknowledges its obligations under applicable securities laws with respect to the treatment of non-public information relating to SPAC and Pubco.

(bb) Subscriber covenants that neither it, nor any affiliate acting on its behalf or pursuant to any understanding with it, has executed or will execute any purchases or sales of any of securities of SPAC during the period that commenced at the time that Subscriber first learned of the transactions contemplated hereunder and ending at such time that the transactions contemplated by this Subscription Agreement are first publicly announced pursuant to the initial press release as described in Section 11(u). Subscriber covenants that until such time as the transactions contemplated by this Subscription Agreement are publicly disclosed by SPAC pursuant to the initial press release as described in Section 11(u), Subscriber will maintain the confidentiality of the

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existence and terms of the Subscription and the Transactions and the transactions contemplated hereby. Notwithstanding the foregoing and notwithstanding anything contained in this Subscription Agreement to the contrary, SPAC and Pubco expressly acknowledge and agree that Subscriber shall have no duty of confidentiality as set forth in this Section 5(bb) to Pubco after the issuance of the initial press release as described in Section 11(u). Notwithstanding the foregoing, in the case that Subscriber is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of Subscriber’s assets and the portfolio managers have no direct knowledge of the investment decisions made by the portfolio managers managing other portions of Subscriber’s assets, the covenant set forth above shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Subscribed Shares covered by this Subscription Agreement.

(cc) Subscriber acknowledges and understands that XRP is a volatile asset and the value of the Custody XRP that may be returned to Subscriber hereunder may be less than the value of the Subscription Price initially transferred to the Cash Custody Account.

(dd) Subscriber covenants that it will enter into a Lock-Up Agreement concurrently with the Transaction Closing in substantially the form attached as Exhibit A hereto.

Section 6. Right of First Refusal.

(a) In the event that, on or after the date hereof and up to and including the Completion Date, Pubco proposes to issue any shares of Pubco Common Stock or securities convertible into or exercisable or exchangeable for Pubco Common Stock (collectively, “Equity Securities”) by way of a private placement for cash or XRP consideration (an “Equity Financing”), Pubco shall use commercially reasonable efforts to notify Subscriber in advance of such Equity Financing. Subscriber shall then have the right (the “Right of First Refusal”) to subscribe for and purchase such number of Equity Securities as would result in Subscriber and its affiliates collectively beneficially owning a number of shares of Pubco Common Stock that, when taken together with the Subscribed Shares, would result in a total ownership percentage in Pubco Common Stock immediately following the Equity Financing equal to the Subscriber’s Percentage, for the consideration and on the same terms and conditions as offered to the other potential investors under the Equity Financing; provided that to the extent any Pubco Common Stock is issuable to Subscriber pursuant to the exercise of the Right of First Refusal (whether at the closing of the Equity Financing or upon the subsequent conversion, exercise or exchange of any Equity Securities acquired by Subscriber thereunder), the allocation of such Pubco Common Stock as between Pubco Class A Common Stock and Pubco Class C Common Stock shall be determined subject to and in accordance with Section 1(a)(i).

(b) Notwithstanding anything to the contrary contained in this Subscription Agreement, the Right of First Refusal will not apply to:

(i) securities issued by Pubco upon conversion, exchange or exercise of currently outstanding convertible securities or options (including, for the avoidance of doubt, as a result of the exchange of any Company Units existing as of the date of this Agreement into shares of Pubco Class A Common Stock),

(ii) securities issued by Pubco to employees, consultants, or directors pursuant to an equity incentive plan approved by the board of directors of Pubco;

(iii) securities issued by Pubco in connection with a strategic partnership, merger or acquisition; and

(iv) securities offered pursuant to a registration statement under the Securities Act.

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(c) For purposes of this Section 6:

(i) “Outstanding Equity Securities” means the number of issued and outstanding shares of Pubco Common Stock immediately after the Transaction Closing (including any shares issuable pursuant to the Other Subscription Agreements); and

(ii) “Subscriber’s Percentage” means the percentage of the Outstanding Equity Securities to be owned beneficially by Subscriber immediately after the Transaction Closing and is calculated by multiplying 100 by a fraction, the numerator of which is the number of Subscribed Shares and the denominator of which is the number of Outstanding Equity Securities.

Section 7. Registration of Subscribed Shares.

(a) Subject to Section 7(b), Pubco agrees that, as soon as practicable but in no event later than thirty (30) calendar days following the Completion Date, Pubco will file with the Commission (at Pubco’s sole cost and expense) a registration statement registering the resale of the Subscribed Shares that constitute Pubco Class A Common Stock and a number of shares of Pubco Class A Common issuable upon conversion of shares of Pubco Class C Common Stock in accordance with the Pubco Organizational Documents and that are eligible for registration (determined as of two Business Days prior to such filing) (the “Registrable Securities” and such registration statement, the “Registration Statement”), and Pubco shall use its commercially reasonable efforts to have the Registration Statement declared effective as soon as practicable after the filing thereof, but in any event no later than seventy five (75) calendar days after the Completion Date (the “Effectiveness Deadline”); provided that the Effectiveness Deadline shall be extended by a maximum of ninety (90) calendar days after the Completion Date if the Registration Statement is reviewed by, and comments thereto are provided from, the Commission; provided, further, that Pubco shall request the Registration Statement declared effective promptly after the date Pubco is notified (orally or in writing, whichever is earlier) by the staff of the Commission that the Registration Statement will not be “reviewed” or will not be subject to further review; provided, further, that (i) if the Effectiveness Deadline falls on a Saturday, Sunday or other day that the Commission is closed for business, the Effectiveness Deadline shall be extended to the next Business Day on which the Commission is open for business and (ii) if the Commission is closed for operations due to a government shutdown, the Effectiveness Deadline shall be extended by the same number of calendar days as the number of calendar days during which the Commission remains closed. Pubco will provide a draft of the Registration Statement to Subscriber as promptly as reasonably practicable after the Completion Date, and in any event at least five (5) Business Days in advance of the date of filing the Registration Statement with the Commission. Unless otherwise agreed to in writing by Subscriber prior to the filing of the Registration Statement, Subscriber shall not be identified as a statutory underwriter in the Registration Statement unless the Commission requests that Subscriber be identified as a statutory underwriter; provided that if the Commission requests that Subscriber be identified as a statutory underwriter in the Registration Statement, Subscriber will have the opportunity to withdraw from the Registration Statement upon its prompt written request to Pubco. Notwithstanding the foregoing, if the Commission or its regulations prevent Pubco from including any or all of the Registrable Securities proposed to be registered under the Registration Statement due to limitations on the use of Rule 415 of the Securities Act for the resale of the Registrable Securities by the applicable stockholders or otherwise, such Registration Statement shall register for resale such number of Registrable Securities which is equal to the maximum number of Registrable Securities as is permitted by the Commission. In such event, the number of Registrable Securities shall be reduced pro rata among all such selling stockholders and as promptly as practicable after being permitted to register additional Registrable Securities under Rule 415 under the Securities Act, Pubco shall amend the Registration Statement or file one or more new Registration Statement(s) (with such amendment or new Registration Statement also being deemed to be a “Registration Statement” hereunder) to register such additional Registrable Securities and use commercially reasonable efforts to cause such amendment or Registration Statement(s) to become effective as promptly as practicable after the filing thereof, but in any event no later than thirty (30) calendar days after the filing of such Registration Statement (the “Additional Effectiveness Deadline”); provided that the Additional Effectiveness Deadline shall be extended to seventy five (75) calendar days after the filing of such Registration Statement, including any new Registration Statement or amended

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Registration Statement, if such Registration Statement is reviewed by, and comments thereto are provided from, the Commission; provided, further, that Pubco shall request that such Registration Statement be declared effective promptly after the date Pubco is notified (orally or in writing, whichever is earlier) by the staff of the Commission that such Registration Statement will not be “reviewed” or will not be subject to further review; provided, further, that (i) if such day falls on a Saturday, Sunday or other day that the Commission is closed for business, the Additional Effectiveness Deadline shall be extended to the next Business Day on which the Commission is open for business and (ii) if the Commission is closed for operations due to a government shutdown, the Effectiveness Deadline shall be extended by the same number of calendar days as the number of calendar days during which the Commission remains closed. Any failure by Pubco to file a Registration Statement by the Effectiveness Deadline or Additional Effectiveness Deadline shall not otherwise relieve Pubco of its obligations to file or effect a Registration Statement as set forth in this Section 7.

(b) Pubco agrees that, except for such times as Pubco is permitted hereunder to suspend the use of the prospectus forming part of a Registration Statement, Pubco will use its commercially reasonable efforts to cause such Registration Statement to remain effective with respect to Subscriber, including to prepare and file any post-effective amendment to such Registration Statement or a supplement to the related prospectus such that the prospectus will not include any untrue statement or a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, until the earliest to occur of (i) the date on which Subscriber ceases to hold any Registrable Securities issued pursuant to this Subscription Agreement, (ii) the first date on which Subscriber can sell all of its Registrable Securities issued pursuant to this Subscription Agreement (or shares received in exchange therefor) under Rule 144 of the Securities Act without limitation as to the manner of sale or the amount of such securities that may be sold and without the requirement for Pubco to be in compliance with the current public information required under Rule 144(c)(1) (or Rule 144(i)(2), if applicable), and (iii) three years from the date of effectiveness of the Registration Statement (the earliest of clauses (i) through (iii), the “End Date”). Prior to the End Date, Pubco (i) will use commercially reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of any Registration Statement as soon as reasonably practicable; (ii) file all reports, and provide all customary and reasonable cooperation, necessary to enable Subscriber to resell Registrable Securities pursuant to the Registration Statement; and (iii) qualify the Registrable Securities for listing on the Stock Exchange and update or amend the Registration Statement as necessary to include Registrable Securities. Pubco will use its commercially reasonable efforts to (A) for so long as Subscriber holds Registrable Securities, make and keep public information available (as those terms are understood and defined in Rule 144) and file with the Commission in a timely manner all reports and other documents required of Pubco under the Exchange Act so long as Pubco remains subject to such requirements to enable Subscriber to resell the Registrable Securities pursuant to Rule 144, (B) at the reasonable request of Subscriber, deliver all the necessary documentation to cause Pubco’s transfer agent to remove all restrictive legends from any Registrable Securities being sold under the Registration Statement or pursuant to Rule 144 at the time of sale of the Registrable Securities, and (C) cause its legal counsel to deliver to the transfer agent the necessary legal opinions required by the transfer agent, if any, in connection with the instruction under clause (B) upon the receipt of Subscriber representation letters and such other customary supporting documentation as requested by (and in a form reasonably acceptable to) such counsel. Subscriber agrees to disclose its beneficial ownership, as determined in accordance with Rule 13d-3 of the Exchange Act, of Registrable Securities to Pubco (or its successor) as may be reasonably required to enable Pubco to make the determination described above.

(c) Pubco’s obligations to include the Registrable Securities in the Registration Statement are contingent upon Subscriber furnishing in writing to Pubco a completed selling stockholder questionnaire in customary form that contains such information regarding Subscriber, the securities of Pubco held by Subscriber and the intended method of disposition of the Registrable Securities as shall be reasonably requested by Pubco to effect the registration of the Registrable Securities, and Subscriber shall execute such documents in connection with such registration as Pubco may reasonably request that are customary of a selling stockholder in similar situations, including providing that Pubco shall be entitled to postpone and suspend the effectiveness or use of the Registration Statement (i) during any customary blackout or similar period or as permitted hereunder and (ii) as may be necessary in connection with the preparation and filing of a post-effective amendment to the

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Registration Statement following the filing of Pubco’s Annual Report on Form 10-K for its first completed fiscal year following the effective date of the Registration Statement; provided that Pubco shall request such information from Subscriber, including the selling stockholder questionnaire, at least five (5) Business Days prior to the anticipated date of filing the Registration Statement with the Commission. In the case of the registration effected by Pubco pursuant to this Subscription Agreement, Pubco shall, upon reasonable request, inform Subscriber as to the status of such registration. Subscriber shall not be entitled to use the Registration Statement for an underwritten offering of Registrable Securities.

(d) Notwithstanding anything to the contrary contained herein, Pubco shall be entitled to delay or postpone the effectiveness of the Registration Statement, and from time to time require Subscriber not to sell under the Registration Statement or suspend the use or effectiveness of any such Registration Statement if (A) it determines in good faith that in order for the registration statement to not contain a material misstatement or omission, an amendment thereto would be needed, including as a result of any request by the Commission for any amendment or supplement to such Registration Statement or any prospectus relating thereto or for additional information, (B) such filing or use would materially affect a bona fide business or financing transaction of Pubco or would require premature disclosure of information that would materially adversely affect Pubco, (C) in the good faith judgment of the majority of the members of Pubco’s board of directors, such filing or effectiveness or use of such Registration Statement would be seriously detrimental to Pubco, (D) the majority of the members of Pubco’s board of directors determines to delay the filing or initial effectiveness of, or suspend use of, a Registration Statement and such delay or suspension arises out of, or is a result of, or is related to or is in connection with the SEC Guidance or future Commission guidance directed at special purpose acquisition companies or companies that have consummated a business combination with a special purpose acquisition company, or any related disclosure or related matters, (E) as may be necessary in connection with the preparation and filing of a post-effective amendment to the Registration Statement following the filing of Pubco’s Annual Report on Form 10-K for its first completed fiscal year following the effective date of the Registration Statement, or (F) Subscriber agrees that (1) it will immediately discontinue offers and sales of the Registrable Securities under the Registration Statement until Subscriber receives copies of a supplemental or amended prospectus (which Pubco agrees to use commercially reasonable efforts to promptly prepare) that corrects the misstatement(s) or omission(s) referred to in Section 6(d)(A) and receives notice that any post-effective amendment has become effective or unless otherwise notified by Pubco that it may resume such offers and sales and (2) it will maintain the confidentiality of any information included in such written notice delivered by Pubco unless otherwise required by law, subpoena or regulatory request or requirement (each such circumstance, a “Suspension Event”); provided that (w) Pubco shall not so delay filing or so suspend the use of the Registration Statement for a period of more than ninety (90) consecutive days or more than one hundred and twenty (120) total calendar days in any consecutive three hundred sixty (360) day period, or more than two (2) times in any consecutive three hundred sixty (360) day period and (x) Pubco shall use commercially reasonable efforts to make such registration statement available for the sale by Subscriber of such securities as soon as practicable thereafter.

(e) Upon receipt of any written notice from Pubco of the happening of (i) an issuance by the Commission of any stop order suspending the effectiveness of any Registration Statement or the initiation of any proceedings for such purpose, which notice shall be given no later than three (3) Business Days from the date of such event, (ii) any Suspension Event during the period that the Registration Statement is effective, or (iii) if as a result of a Suspension Event the Registration Statement or related prospectus contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made (in the case of the prospectus) not misleading, Subscriber agrees that (1) it will immediately discontinue offers and sales of the Registrable Securities under the Registration Statement until Subscriber receives copies of a supplemental or amended prospectus (which Pubco agrees to use commercially reasonable efforts to promptly prepare) that corrects the misstatement(s) or omission(s) referred to above and receives notice that any post-effective amendment has become effective or unless otherwise notified by Pubco that it may resume such offers and sales and (2) it will maintain the confidentiality of any information included in such written notice delivered by Pubco unless otherwise required by law, subpoena or regulatory request or requirement. If so directed by Pubco, Subscriber will deliver to Pubco

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or, in Subscriber’s sole discretion destroy, all copies of the prospectus covering the Registrable Securities in Subscriber’s possession; provided, however, that this obligation to deliver or destroy all copies of the prospectus covering the Registrable Securities shall not apply (w) to the extent Subscriber is required to retain a copy of such prospectus (A) in order to comply with applicable legal, regulatory, self-regulatory or professional requirements or (B) in accordance with a bona fide pre-existing document retention policy or (x) to copies stored electronically on archival servers as a result of automatic data back-up.

(f) For purposes of this Section 7, (i) “Registrable Securities” shall mean, as of any date of determination, the Registrable Securities and any other equity security issued or issuable with respect to the Registrable Securities by way of share split, dividend, distribution, recapitalization, merger, exchange, or replacement, and (ii) “Subscriber” shall include any person to which the rights under this Section 7 shall have been duly assigned.

(g) Pubco shall indemnify, defend and hold harmless Subscriber (to the extent Subscriber is a seller under the Registration Statement), the officers, directors, members, managers, partners, agents and employees of Subscriber, each person who controls Subscriber (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) and the officers, directors, members, managers, partners, agents and employees of each such controlling person, to the fullest extent permitted by applicable law, from and against any and all out-of-pocket and reasonably documented losses, claims, damages, liabilities, costs (including reasonable and documented external attorneys’ fees) and expenses (collectively, “Losses”) arising out of or caused by or based upon any untrue or alleged untrue statement of a material fact contained in the Registration Statement, any prospectus included in the Registration Statement or any form of prospectus or in any amendment or supplement thereto or in any preliminary prospectus, or any omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus or form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading, except to the extent that such untrue statements, alleged untrue statements, omissions or alleged omissions (1) are based upon information regarding Subscriber furnished in writing to Pubco by or on behalf of Subscriber expressly for use therein or Subscriber has omitted a material fact from such information or (2) result from or are in connection with any offers or sales effected by or on behalf of Subscriber in violation of Section 7(c). Notwithstanding the foregoing, Pubco’s indemnification obligations shall not apply to amounts paid in settlement of any Losses or action if such settlement is effected without the prior written consent of Pubco. Pubco shall provide Subscriber with an update on any threatened or asserted proceedings arising from or in connection with the transactions contemplated by this Section 7 of which Pubco receives notice whether oral or in writing.

(h) Subscriber shall, severally and not jointly with any other subscriber in the offering contemplated by this Subscription Agreement, indemnify, defend and hold harmless Pubco, its directors, officers, members, managers, partners, agents and employees, each person who controls Pubco (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), and the directors, officers, members, managers, partners, agents or employees of such controlling persons, to the fullest extent permitted by applicable law, from and against all Losses arising out of or based upon any untrue or alleged untrue statement of a material fact contained in any Registration Statement any prospectus included in the Registration Statement, or any form of prospectus, or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus, or any form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading to the extent, but only to the extent, that such untrue statements, alleged untrue statements, omissions or alleged omissions are based upon information regarding Subscriber furnished in writing to Pubco by or on behalf of Subscriber expressly for use therein. In no event shall the liability of Subscriber be greater in amount than the United States dollars amount of the net proceeds received by Subscriber upon the sale of the Registrable Securities giving rise to such indemnification obligation. Notwithstanding the forgoing, Subscriber’s indemnification obligation shall not apply to amounts paid in settlement of any Losses or action if such settlement is effected without the prior written consent of Subscriber (which consent shall not be unreasonably withheld or delayed).

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(i) Any person or entity entitled to indemnification herein shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s or entity’s right to indemnification hereunder to the extent such failure has not prejudiced the indemnifying party) and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld, conditioned or delayed). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement), which settlement shall not include a statement or admission of fault and culpability on the part of such indemnified party, and which settlement shall include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

(j) The indemnification provided for under this Subscription Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling person or entity of such indemnified party and shall survive the transfer of the Registrable Securities pursuant to this Subscription Agreement.

(k) If the indemnification provided under this Section 7 from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any Losses, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such Losses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations; provided, however, that the liability of Subscriber shall be limited to the net proceeds received by such Subscriber from the sale of Registrable Securities giving rise to such indemnification obligation. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by (or not made by, in the case of an omission), or relates to information supplied by (or not supplied by, in the case of an omission), or on behalf of such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action. The amount paid or payable by a party as a result of the Losses shall be deemed to include, subject to the limitations set forth in this Section 7, any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 7(k) from any person or entity who was not guilty of such fraudulent misrepresentation. Notwithstanding anything to the contrary herein, in no event will any party be liable for punitive damages in connection with this Subscription Agreement or the transactions contemplated hereby.

(l) At any time and from time to time in connection with a bona-fide sale of Subscribed Shares effected in compliance with the requirements of Rule 144 under the Securities Act or through any broker-dealer sale transactions described in the plan of distribution set forth within any prospectus and pursuant to the Registration Statement, Pubco shall use its commercially reasonable efforts, subject to the receipt of customary documentation required from the holder of the applicable Subscribed Shares and broker in connection therewith and compliance with applicable laws, (i) promptly instruct its transfer agent to remove any restrictive legends applicable to the Subscribed Shares being sold and (ii) in connection with any sale made pursuant to Rule 144,

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cause its legal counsel to deliver reasonably requested legal opinions, if any, to the transfer agent in connection with the instruction under subclause (i). Subscriber may request that Pubco remove any legend from the book entry position evidencing its Subscribed Shares following the earliest of such time as such Subscribed Shares (i) (x) are subject to or (y) have been or are about to be sold or transferred pursuant to an effective registration statement (including the Registration Statement), or (ii) have been sold pursuant to Rule 144. Pubco shall be responsible for the fees of its transfer agent, its legal counsel (including for purposes of giving the opinion referenced herein) and all DTC fees associated with such issuance and the Subscriber shall be responsible for its fees or costs associated with such removal of the legend (including its legal fees or costs of its legal counsel); provided, that, notwithstanding the foregoing, Pubco will not be required to deliver any such opinion, authorization, certificate or direction if it reasonably believes that removal of the legend could result in or facilitate transfers of securities in violation of applicable law.

(m) With a view to making available to Subscriber the benefits of Rule 144 that permit Subscriber to sell securities of Pubco to the public without registration, Pubco agrees, for so long as Subscriber holds Subscribed Shares, to:

(i) make and keep current public information available, as those terms are understood and defined in Rule 144; and

(ii) use commercially reasonable efforts to file with the Commission in a timely manner all reports and other documents required of Pubco under the Exchange Act so long as Pubco remains subject to such requirements and the filing of such reports and other documents as may be required pursuant to the applicable provisions of Rule 144.

(n) Upon request, Pubco shall provide the Subscriber with contact information for the person responsible for Pubco’s account at the transfer agent to facilitate transfers made pursuant to this Section 7 and provide reasonable assistance to facilitate transfers. Pubco shall be responsible for the fees of its transfer agent and its legal counsel (including for purposes of giving the opinion referenced herein) associated with such issuance and the Subscriber shall be responsible for its fees or costs associated with such removal of the legend (including its legal fees or costs of its legal counsel).

Section 8. Termination. The obligations and restrictions of Section 7 and Section 11(u) of this Subscription Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereunder other than the rights and obligations set forth in Section 10 hereof shall terminate without any further liability on the part of any party in respect thereof, upon the earliest to occur of (a) such date and time as the BCA is terminated in accordance with its terms; (b) the mutual written agreement of the parties hereto to terminate this Subscription Agreement; or (c) twelve months from the date of this Subscription Agreement; provided that nothing herein will relieve any party from liability for any willful breach hereof prior to the time of termination, and each party will be entitled to any remedies at law or in equity to recover losses, liabilities or damages arising from such breach. Pubco shall notify Subscriber of the termination of the BCA promptly after the termination thereof. Upon the termination hereof in accordance with this Section 8, any cash or XRP held on behalf of Subscriber in connection herewith shall be returned in full to Subscriber in accordance with Section 2(d), without any deduction for or on account of any tax withholding except as required by law, charges or set-off.

Section 9. Trust Account Waiver. Subscriber hereby acknowledges that SPAC is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Subscriber further acknowledges that, as described in the final prospectus relating to SPAC’s initial public offering (“IPO”) filed with the SEC (File No. 333-286110) on May 21, 2025 (the “Prospectus”), substantially all of SPAC’s assets consist of the cash proceeds of SPAC’s IPO and a private placement of its securities and substantially all of those proceeds (including interest accrued from time to time thereon) have been deposited into a trust account (the “Trust Account”) for the benefit of SPAC and its public shareholders. As described in the Prospectus, the funds held from time to time in the Trust

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Account may only be released upon certain conditions. For good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Subscriber hereby agrees (on its own behalf and on behalf of its related parties) that it does not now and shall not at any time hereafter have any right, title, interest or claim of any kind (“Claim”) to, or to any monies or other assets in, the Trust Account, and hereby irrevocably waives (on its own behalf and on behalf of its related parties) any Claim to, or to any monies or other assets in, the Trust Account that it may have now or in the future as a result of, or arising out of, this Subscription Agreement, the transactions contemplated hereby or the Subscribed Shares, in or to any monies held in the Trust Account (or any distributions therefrom directly or indirectly to SPAC’s public shareholders). In the event that Subscriber has any Claim against SPAC as a result of, or arising out of, this Subscription Agreement, the transactions contemplated hereby or the Subscribed Shares, Subscriber agrees not to seek recourse against the Trust Account or any funds distributed therefrom (it being clarified that such waiver shall not apply following the Transaction Closing to the Trust Account funds that are released from the Trust Account to SPAC or Pubco in connection with the Transactions). Subscriber acknowledges and agrees that such irrevocable waiver is a material inducement to SPAC to enter into this Subscription Agreement, and further intends and understands such waiver to be valid, binding, and enforceable against Subscriber in accordance with applicable law. To the extent Subscriber commences any action or proceeding based upon, in connection with, relating to or arising out of any matter relating to SPAC or its Representatives, which proceeding seeks, in whole or in part, monetary relief against SPAC or its Representatives, Subscriber hereby acknowledges and agrees that its sole remedy shall be against funds held outside of the Trust Account and that such claim shall not permit Subscriber (or any person claiming on Subscriber’s behalf or in lieu of Subscriber) to have any claim against the Trust Account (including any distributions therefrom) or any amounts contained therein. Nothing in this Section 9 shall be deemed to limit Subscriber’s right to distributions from the Trust Account in accordance with the SPAC Organizational Documents in respect of any redemptions by Subscriber in respect of SPAC Class A Common Shares acquired by any means. Notwithstanding anything in this Subscription Agreement to the contrary, the provisions of this Section 9 shall survive termination of this Subscription Agreement.

Section 10. Covenants. Pubco hereby covenants and agrees as follows:

(a) At any time when Subscriber, RippleWorks or any other Series C DQ Person is a shareholder of Pubco, Pubco shall ensure that the Series C Attributed Ownership Percentage does not exceed twenty percent (20%). In furtherance thereof, Pubco will not seek to amend, or otherwise approve or support the amendment of, and will seek to maintain in all respects, Section 11(b) of Article 4 of Pubco’s amended and restated articles of incorporation as set forth on Exhibit B hereto (the “Articles”) without the prior written consent of Subscriber.

(b) At any time when Subscriber, RippleWorks or any other Series C DQ Person is a shareholder of Pubco and at least 95% of Pubco’s gross income is derived from “passive sources” within the meaning of Code Section 4943(d)(3), either on an annual basis or on average over the ten (10) preceding tax years, or such shorter period of its existence, Pubco shall not hold ownership interests in any company that would cause Subscriber, RippleWorks and/or any other Series C DQ Persons to own collectively, directly or indirectly (as determined under Code Section 4943(d)(1)), twenty percent (20%) or more of the voting stock or profits interest of any such company, unless at least 95% of such company’s gross income is derived from “passive sources” within the meaning of Code Section 4943(d)(3). For these purposes, income from “passive sources” includes dividends, interest, and annuities within the meaning of Code Section 512(b)(1), royalties within the meaning of Code Section 512(b)(2), rental income from real property within the meaning of Code Section 512(b)(3), and gains on the sale or other disposition of property other than stock in trade of a kind that would be properly includible in inventory at the end of the year, or property held primarily for sale to customers in the ordinary course of business within the meaning of Code Section 512(b)(5). Pubco expressly acknowledges that the definition of “passive” under Code Section 469 does not apply in this context.

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Section 11. Miscellaneous.

(a) Subscriber hereby acknowledges that it shall be solely responsible for and bear the cost of all transfer, stamp, issue, registration, documentary or other similar taxes, duties, fees or charges arising in any jurisdiction in connection with the Subscription contemplated in this Subscription Agreement as well as the execution of this Subscription Agreement.

(b) Notwithstanding any other provision of this Subscription Agreement, Pubco and any of its Representatives shall be entitled to deduct and withhold from the Registrable Securities and any other amount payable pursuant to this Subscription Agreement (in connection with a future share split, dividend, distribution, recapitalization, merger, exchange, or replacement) any such taxes, duties, fees or other similar charges as may be required to be deducted and withheld from such amounts (and any other amounts treated as paid for applicable tax law) under the Code, or any other applicable tax law (as determined in good faith by the party so deducting or withholding in its sole discretion). To the extent that any amounts are so deducted and withheld, such deducted and withheld amounts shall be treated for all purposes of this Subscription Agreement as having been paid to the person in respect of which such deduction and withholding was made.

(c) All notices, requests, demands, claims, and other communications hereunder shall be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given (i) when delivered personally to the recipient, (ii) when sent by electronic mail, with no mail undeliverable or other rejection notice, on the date of transmission to such recipient, if sent on a Business Day prior to 5:00 p.m. New York City time, or on the Business Day following the date of transmission, if sent on a day that is not a Business Day or after 5:00 p.m. New York City time on a Business Day, (iii) one (1) Business Day after being sent to the recipient via overnight mail by reputable overnight courier service (charges prepaid), or (iv) four (4) Business Days after being mailed to the recipient by certified or registered mail, return receipt requested and postage prepaid, and, in each case, addressed to the intended recipient at its address specified on the signature page hereof or to such electronic mail address or address as subsequently modified by written notice given in accordance with this Section 11(c). A courtesy electronic copy of any notice sent by methods (i), (iii), or (iv) above shall also be sent to the recipient via electronic mail if an electronic mail address is provided in the applicable signature page hereof or to an electronic mail address as subsequently modified by written notice given in accordance with this Section 11(c).

(d) Subscriber acknowledges that Pubco and others, including SPAC and the Company, will rely on the acknowledgments, understandings, agreements, representations and warranties of Subscriber contained in this Subscription Agreement. Prior to the Transaction Closing, Subscriber agrees to promptly notify the Company, Pubco and SPAC if it becomes aware that any of the acknowledgments, understandings, agreements, representations and warranties of Subscriber set forth herein are no longer accurate in all material respects. Pubco acknowledges that Subscriber will rely on the acknowledgments, understandings, agreements, representations and warranties contained in this Subscription Agreement. Prior to the Transaction Closing, Pubco agrees to promptly notify Subscriber, if it becomes aware that any of the acknowledgments, understandings, agreements, representations and warranties of Pubco set forth herein are no longer accurate in all material respects.

(e) Each of the Company, Pubco, SPAC and Subscriber is irrevocably authorized to produce this Subscription Agreement or a copy hereof to any interested party as required by applicable law in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

(f) Each party hereto shall pay all of its own expenses in connection with this Subscription Agreement and the transactions contemplated herein.

(g) Neither this Subscription Agreement nor any rights that may accrue to Subscriber hereunder may be transferred or assigned by Subscriber. Neither this Subscription Agreement nor any rights that may accrue to the Company, Pubco or SPAC hereunder may be transferred or assigned by the Company, Pubco or

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SPAC without the prior written consent of Subscriber, other than in connection with the Transactions. Notwithstanding the foregoing, Subscriber may assign all or a portion of its rights and obligations under this Subscription Agreement to one or more of its affiliates (including other investment funds or accounts managed or advised by Subscriber or an investment manager who acts on behalf of Subscriber) upon written notice to the Company, Pubco and SPAC or, with the Company, Pubco and SPAC’s prior written consent, to another person; provided that in the case of any such assignment, the assignee(s) shall become a Subscriber hereunder and have the rights and obligations and be deemed to make the representations and warranties of Subscriber provided for herein to the extent of such assignment; and provided, further, that no such assignment shall relieve the assigning Subscriber of its obligations hereunder if any such assignee fails to perform such obligations, unless the Company, Pubco and SPAC have given their prior written consent to such relief. Any purported assignment or transfer in violation of this Section 11(g) shall be null and void. In the event of such a transfer or assignment, Subscriber shall complete the form of assignment attached as Annex E hereto.

(h) All the agreements, representations and warranties made by each party hereto in this Subscription Agreement shall survive the Subscription Funding.

(i) Pubco and SPAC may request from Subscriber such additional information as Pubco or SPAC may reasonably determine to be necessary to evaluate the eligibility of Subscriber to acquire the Subscribed Shares and to register the Subscribed Shares for resale, and Subscriber shall promptly provide such information as may be reasonably requested, to the extent readily available and to the extent consistent with its internal policies and procedures; provided that Pubco and SPAC agree to keep any such information provided by Subscriber confidential, except (A) as required by the federal securities laws, rules or regulations, (B) to the extent such disclosure is required by other laws, rules or regulations, at the request of the staff of the Commission or regulatory agency or under the regulations of the Stock Exchange, and (C) to the extent disclosed to SPAC’s or Pubco’s lawyers, independent accountants and to other advisors and service providers who reasonably require such information in connection with the provision of services to such person, are advised of the confidential nature of such information and are obligated to keep such information confidential. Subscriber acknowledges that SPAC or Pubco may file a form of this Subscription Agreement with the Commission as an exhibit to a current or periodic report of SPAC or Pubco, an annex to a proxy statement of SPAC or Pubco or as an exhibit to a registration statement of Pubco.

(j) This Subscription Agreement may not be amended, modified or waived except by an instrument in writing, signed by each of the parties hereto.

(k) This Subscription Agreement constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof.

(l) Except as otherwise provided herein, this Subscription Agreement is intended for the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives, and permitted assigns and, except as provided herein, is not for the benefit of, nor may any provision hereof be enforced by, any other person.

(m) The parties hereto acknowledge and agree that irreparable damage may occur in the event that any of the provisions of this Subscription Agreement were not performed in accordance with their specific terms or were otherwise breached and that money or other legal remedies may not be an adequate remedy for such damage. It is accordingly agreed that the parties shall be entitled to seek equitable relief, including in the form of an injunction or injunctions to prevent breaches or threatened breaches of this Subscription Agreement and to enforce specifically the terms and provisions of this Subscription Agreement, this being in addition to any other remedy to which such party is entitled at law, in equity, in contract, in tort or otherwise. The parties hereto acknowledge and agree that Pubco and SPAC shall be entitled to specifically enforce Subscriber’s obligations to fund the Subscription and the provisions of the Subscription Agreement, in each case, on the terms and subject to

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the conditions set forth herein. The parties hereto further acknowledge and agree: (x) to waive any requirement for the security or posting of any bond in connection with any such equitable remedy; (y) not to assert that a remedy of specific enforcement pursuant to this Section 11(m) is unenforceable, invalid, contrary to applicable law or inequitable for any reason; and (z) to waive any defenses in any action for specific performance, including the defense that a remedy at law would be adequate.

(n) If any provision of this Subscription Agreement shall be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Subscription Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect.

(o) No failure or delay by a party hereto in exercising any right, power or remedy under this Subscription Agreement, and no course of dealing between the parties hereto, shall operate as a waiver of any such right, power or remedy of such party. No single or partial exercise of any right, power or remedy under this Subscription Agreement by a party hereto, nor any abandonment or discontinuance of steps to enforce any such right, power or remedy, shall preclude such party from any other or further exercise thereof or the exercise of any other right, power or remedy hereunder. The election of any remedy by a party hereto shall not constitute a waiver of the right of such party to pursue other available remedies. No notice to or demand on a party not expressly required under this Subscription Agreement shall entitle the party receiving such notice or demand to any other or further notice or demand in similar or other circumstances or constitute a waiver of the rights of the party giving such notice or demand to any other or further action in any circumstances without such notice or demand.

(p) This Subscription Agreement may be executed and delivered in one or more counterparts (including by electronic mail, in .pdf or other electronic submission) and by different parties in separate counterparts, with the same effect as if all parties hereto had signed the same document. All counterparts so executed and delivered shall be construed together and shall constitute one and the same agreement.

(q) This Subscription Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, without regard to the principles of conflicts of laws that would otherwise require the application of the law of any other state.

(r) EACH PARTY AND ANY PERSON ASSERTING RIGHTS AS A THIRD PARTY BENEFICIARY HEREBY WAIVES ITS RESPECTIVE RIGHTS TO A TRIAL BY JURY OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OR RELATED TO THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IN ANY ACTION, PROCEEDING OR OTHER LITIGATION OF ANY TYPE BROUGHT BY ANY PARTY AGAINST ANY OTHER PARTY OR ANY AFFILIATE OF ANY OTHER SUCH PARTY, WHETHER WITH RESPECT TO CONTRACT CLAIMS, TORT CLAIMS OR OTHERWISE. THE PARTIES AGREE THAT ANY SUCH CLAIM OR CAUSE OF ACTION SHALL BE TRIED BY A COURT TRIAL WITHOUT A JURY. WITHOUT LIMITING THE FOREGOING, THE PARTIES FURTHER AGREE THAT THEIR RESPECTIVE RIGHT TO A TRIAL BY JURY IS WAIVED BY OPERATION OF THIS SECTION AS TO ANY ACTION, COUNTERCLAIM OR OTHER PROCEEDING WHICH SEEKS, IN WHOLE OR IN PART, TO CHALLENGE THE VALIDITY OR ENFORCEABILITY OF THIS SUBSCRIPTION AGREEMENT OR ANY PROVISION HEREOF. THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT.

(s) The parties agree that all disputes, legal actions, suits and proceedings arising out of or relating to this Subscription Agreement must be brought exclusively in the courts of the State of New York or the courts of the United States located in the Borough of Manhattan, New York City, New York (collectively, the “Designated Courts”). Each party hereby consents and submits to the exclusive jurisdiction of the Designated Courts. No legal action, suit or proceeding with respect to this Subscription Agreement may be brought in any

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other forum. Each party hereby irrevocably waives all claims of immunity from jurisdiction, and any objection which such party may now or hereafter have to the laying of venue of any suit, action or proceeding in any Designated Court, including any right to object on the basis that any dispute, action, suit or proceeding brought in the Designated Courts has been brought in an improper or inconvenient forum or venue. Each of the parties also agrees that delivery of any process, summons, notice or document to a party hereof in compliance with Section 11(c) of this Subscription Agreement shall be effective service of process for any action, suit or proceeding in a Designated Court with respect to any matters to which the parties have submitted to jurisdiction as set forth above.

(t) This Subscription Agreement may only be enforced against, and any claim, action, suit or other legal proceeding based upon, arising out of, or related to this Subscription Agreement, or the negotiation, execution or performance of this Subscription Agreement, may only be brought against the entities that are expressly named as parties hereto.

(u) SPAC shall (i) on the first (1st) Business Day immediately following the BCA Signing Date, issue a press release disclosing the material terms of the transactions contemplated hereby, and (ii) following the execution of the BCA, file with the Commission a Current Report on Form 8-K disclosing all material terms of this Subscription Agreement, the Other Subscription Agreements and the transactions contemplated hereby and thereby, and the Transactions, and including as exhibits thereto, the form of this Subscription Agreement and the Other Subscription Agreements, within the time required by the Exchange Act. From and after the issuance of such press release, SPAC represents to the Subscriber that it shall have publicly disclosed all material, non-public information regarding SPAC delivered to the Subscriber by or on behalf of SPAC or any of its officers, directors, employees or agents in connection with the transactions contemplated by this Subscription Agreement. Prior to the Transaction Closing, Subscriber shall not issue any press release or make any other similar public statement with respect to the transactions contemplated hereby without the prior written consent of SPAC and Pubco (such consent not to be unreasonably withheld or delayed). Notwithstanding anything in this Subscription Agreement to the contrary, each of SPAC and Pubco (i) shall not publicly disclose the name of Subscriber or any of its affiliates or advisers, or include the name of Subscriber or any of its affiliates or advisers in any press release, without the prior written consent of Subscriber and (ii) shall not publicly disclose the name of Subscriber or any of its affiliates or advisers, or include the name of Subscriber or any of its affiliates or advisers in any filing with the Commission or any regulatory agency or trading market, without the prior written consent of Subscriber, except (A) as required by the federal securities laws, rules or regulations, including in connection with the filing of a Registration Statement pursuant to Section 7(a), (B) to the extent such disclosure is required by other laws, rules or regulations, at the request of the staff of the Commission or regulatory agency or under the regulations of the Stock Exchange, or (C) to SPAC’s or Pubco’s lawyers, independent accountants and to other advisors and service providers who reasonably require such information in connection with the provision of services to such person, are advised of the confidential nature of such information and are obligated to keep such information confidential in which case of clauses (A) through (B), SPAC or Pubco, as applicable, shall provide Subscriber with prior written notice (including by e-mail) of such permitted disclosure, and shall reasonably consult with Subscriber regarding such disclosure. Subscriber will promptly provide any information reasonably requested by SPAC or Pubco for any regulatory application or filing made or approval sought in connection with the Transactions (including filings with the Commission). To the extent that any such information is publicly disclosed pursuant to the provisions hereunder, the parties agree that no further notice or consent is required for SPAC or Pubco to further disclose such information.

(v) The obligations of Subscriber under this Subscription Agreement are several and not joint with the obligations of any Other Subscriber or any other investor under the Other Subscription Agreements, and Subscriber shall not be responsible in any way for the performance of the obligations of any Other Subscriber under this Subscription Agreement or any Other Subscription Agreements. The decision of Subscriber to purchase Subscribed Shares pursuant to this Subscription Agreement has been made by Subscriber independently of any Other Subscriber or any other investor and independently of any information, materials, statements or opinions as to the business, affairs, operations, assets, properties, liabilities, results of operations, condition

28

(financial or otherwise) or prospects of SPAC, Pubco or any of their respective affiliates or subsidiaries which may have been made or given by any Other Subscriber or investor or by any agent or employee of any Other Subscriber or investor, and neither Subscriber nor any of its agents or employees shall have any liability to any Other Subscriber or investor (or any other person) relating to or arising from any such information, materials, statements or opinions. Nothing contained herein or in any Other Subscription Agreement, and no action taken by Subscriber or Other Subscriber or other investor pursuant hereto or thereto, shall be deemed to constitute Subscriber and any Other Subscribers or other investors as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that Subscriber and any Other Subscribers or other investors are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by this Subscription Agreement and the Other Subscription Agreements. Subscriber acknowledges that no Other Subscriber has acted as agent for Subscriber in connection with making its investment hereunder and no Other Subscriber will be acting as agent of Subscriber in connection with monitoring its investment in the Subscribed Shares or enforcing its rights under this Subscription Agreement. Subscriber shall be entitled to independently protect and enforce its rights, including without limitation the rights arising out of this Subscription Agreement, and it shall not be necessary for any Other Subscriber or investor to be joined as an additional party in any proceeding for such purpose.

(w) The headings herein are for convenience only, do not constitute a part of this Subscription Agreement and shall not be deemed to limit or affect any of the provisions hereof. The language used in this Subscription Agreement will be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rules of strict construction will be applied against any party. Unless the context otherwise requires, (i) all references to Sections or Annexes are to Sections or Annexes contained in or attached to this Subscription Agreement, (ii) each accounting term not otherwise defined in this Subscription Agreement has the meaning assigned to it in accordance with United States generally accepted accounting principles, (iii) words in the singular or plural include the singular and plural and pronouns stated in either the masculine, the feminine or neuter gender shall include the masculine, feminine and neuter, (iv) the use of the word “including” in this Subscription Agreement shall be by way of example rather than limitation, and (v) the word “or” shall not be exclusive (i.e., unless context requires otherwise “or” shall be interpreted to mean “and/or” rather than “either/or”).

[Signature pages follow]

29

IN WITNESS WHEREOF, Pubco has accepted this Subscription Agreement as of the date first set forth above.

EVERNORTH HOLDINGS INC.

By:	/s/ Asheesh Birla
Name:	Asheesh Birla
Title:	President

Address for Notices:

Evernorth Holdings Inc.

600 Battery Street

San Francisco, CA 94111

Attention: Asheesh Birla

E-mail: asheesh@evernorth.xyz

with a copy (not to constitute notice) to:

Davis Polk & Wardwell LLP

450 Lexington Ave

New York, NY 10017

Email: dan.gibbons@davispolk.com; derek.dostal@davispolk.com

Attention: Dan Gibbons; Derek Dostal

[Signature Page to Series C Subscription Agreement]

IN WITNESS WHEREOF, the Company has accepted this Subscription Agreement as of the date first set forth above.

PATHFINDER DIGITAL ASSETS LLC

By:	/s/ Asheesh Birla
Name:	Asheesh Birla
Title:	Chief Executive Officer

Address for Notices:

Pathfinder Digital Assets LLC

600 Battery Street

San Francisco, CA 94111

Attention: Asheesh Birla

E-mail: asheesh@evernorth.xyz

with a copy (not to constitute notice) to:

Davis Polk & Wardwell LLP

450 Lexington Ave

New York, NY 10017

Email: dan.gibbons@davispolk.com; derek.dostal@davispolk.com

Attention: Dan Gibbons; Derek Dostal

[Signature Page to Series C Subscription Agreement]

IN WITNESS WHEREOF, SPAC has accepted this Subscription Agreement as of the date first set forth above.

ARMADA ACQUISITION CORP. II

By:	/s/ Taryn Naidu
Name:	Taryn Naidu
Title:	Chief Executive Officer

Address for Notices:

Armada Acquisition Corp. II

382 NE 191st St, Suite 52895

Miami, FL 33179-3899

Attn: Taryn Naidu, Chief Executive Officer

Email: taryn@arringtoncapital.com; finance@arringtoncapital.com with a copy (not to constitute notice) to:

Wilson Sonsini Goodrich & Rosati, P.C.

701 Fifth Avenue, Suite 5100

Seattle, WA 98104-7036

Attn: Patrick Schultheis; Jeana S. Kim; Nathan Robinson; Ethan Lutske; Kenji Strait

Email: pschultheis@wsgr.com; jskim@wsgr.com; nrobinson@wsgr.com; elutske@wsgr.com; kstrait@wsgr.com

[Signature Page to Series C Subscription Agreement]

IN WITNESS WHEREOF, Subscriber has executed or caused this Subscription Agreement to be executed by its duly authorized representative as of the date first set forth above.

ARRINGTON XRP CAPITAL FUND, LP

By:	/s/ J. Michael Arrington
Name:	J. Michael Arrington
Title:	Managing Member

Address for Notices:

Arrington XRP Capital Fund, LP

382 NE 191st St, Suite 52895

Miami, FL 33179-3899

Attn: Taryn Naidu, Chief Executive Officer

Email: taryn@arringtoncapital.com; finance@arringtoncapital.com with a copy (not to constitute notice) to:

Wilson Sonsini Goodrich & Rosati, P.C.

701 Fifth Avenue, Suite 5100

Seattle, WA 98104-7036

Attn: Patrick Schultheis; Jeana S. Kim; Nathan Robinson; Ethan Lutske; Kenji Strait

Email: pschultheis@wsgr.com; jskim@wsgr.com; nrobinson@wsgr.com; elutske@wsgr.com; kstrait@wsgr.com

Subscription Information:

Number of Shares subscribed for:

Wallet address for return of XRP:

Subscription Information:

☐	Cash: $

☒	XRP:

[Signature Page to Series C Subscription Agreement]

EXHIBIT A

FORM OF LOCK-UP AGREEMENT

EXHIBIT B

SECTION 11(b) OF ARTICLE 4 OF PUBCO AMENDED AND RESTATED ARTICLES OF INCORPORATION

(b) Series C Maximum Ownership Restriction.

(i) Notwithstanding anything in these Articles of Incorporation to the contrary, at any time that an attempted Transfer or issuance by the Company of Common Stock or Voting Preferred Stock, if applicable (collectively, an “Applicable Transfer”) would cause the Series C Attributed Ownership Percentage to exceed 19.9% (the “Series C Maximum Ownership Restriction” and, together with the Ripple Group Maximum Ownership Restriction, the “Maximum Ownership Restrictions”), immediately prior to the Applicable Transfer being given effect, a number of shares of Class A Common Stock and/or Class B Common Stock equal to the Mandatory Conversion Number with respect to such Applicable Transfer shall, respectively, be converted into Class C Common Stock or the Applicable Transfer shall be void and of no force or effect such that, following such transactions and at the time the Applicable Transfer is given effect, the Series C Attributed Ownership Percentage shall not exceed the Series C Maximum Ownership Restriction (the “Applicable Transaction”); provided that (1) the conversion of shares as a result of an Applicable Transaction shall be applied on a pro rata basis with respect to the Class A Common Stock and/or Class B Common Stock taken into account in clause (x) of the definition of Series C Attributed Ownership Percentage and (2) for the avoidance of doubt, an Applicable Transfer shall include any redemption of Class A Common Stock, Class B Common Stock or Voting Preferred Stock, if applicable, by the Corporation that would cause the Series C Attributed Ownership Percentage to exceed the Series C Maximum Ownership Restriction. This Section 11(b) is intended to ensure that the Series C Attributed Ownership Percentage does not exceed the Series C Maximum Ownership Restriction, and shall be interpreted in accordance therewith.

(ii) Each outstanding stock certificate that, immediately prior to an Applicable Transfer, represented one or more shares of Class A Common Stock, Class B Common Stock or Voting Preferred Stock, as applicable, subject to an Applicable Transaction shall, upon such Applicable Transaction, be deemed to represent an equal number of shares of Class C Common Stock, without the need for surrender or exchange thereof, except to the extent that the Applicable Transfer of such shares of Class A Common Stock, Class B Common Stock or Voting Preferred Stock, as applicable, is otherwise void pursuant to Section 11(b)(i). The Corporation shall, upon the request of any holder whose shares of Class A Common Stock or Class B Common Stock, as applicable, have been converted into shares of Class C Common Stock as a result of an Applicable Transaction and upon surrender by such holder to the Corporation of the outstanding certificate(s) formerly representing such holder’s shares of Class A Common Stock or Class B Common Stock, as applicable (if any), issue and deliver to such holder certificate(s) representing the shares of Class C Common Stock into which such holder’s shares of Class A Common Stock or Class B Common Stock, as applicable, were converted as a result of such Applicable Transfer (if such shares are certificated) or, if such shares are uncertificated, register such shares in book-entry form. Each share of Class A Common Stock or Class B Common Stock, as applicable, that is converted pursuant to this Section 11(b)(ii) shall thereupon be canceled by Corporation and restored to the status of authorized but unissued shares.

ANNEX A

CASH CUSTODY ACCOUNT WIRE INSTRUCTIONS

[Omitted.]

ANNEX B

XRP CUSTODY WALLET ADDRESS

[Omitted.]

ANNEX C

ELIGIBILITY REPRESENTATIONS OF SUBSCRIBER

This Annex C should be completed and signed by Subscriber and constitutes a part of the Subscription Agreement.

1.	QUALIFIED INSTITUTIONAL BUYER STATUS (Please check the box, if applicable)

☐	Subscriber is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) (a “QIB”)

☐	We are subscribing for the Subscribed Shares as a fiduciary or agent for one or more investor accounts, and each owner of such account is a QIB.

**OR**

2.	INSTITUTIONAL ACCREDITED INVESTOR STATUS (Please check the box, if applicable)

☐

Subscriber is an institutional “accredited investor” (within the meaning of Rule 501(a) under the Securities Act) or an entity in which all of the equity holders are accredited investors within the meaning of Rule 501(a) under the Securities Act, and has marked and initialed the appropriate box below indicating the provision under which it qualifies as an institutional “accredited investor.”

**AND**

3.	FINRA INSTITUTIONAL INVESTOR STATUS (Please check the box)

☐	Subscriber is a “institutional investor” (as defined in FINRA Rule 2111).

**AND**

4.	AFFILIATE STATUS

(Please check the applicable box)

SUBSCRIBER

☐	is:

☐	is not:

an “affiliate” (as defined in Rule 144 under the Securities Act) of SPAC, the Company or Pubco or acting on behalf of an affiliate of SPAC, the Company or Pubco.

Rule 501(a), in relevant part, states that an “accredited investor” shall mean any person who comes within any of the below listed categories, or who the issuer reasonably believes comes within any of the below listed categories, at the time of the sale of the securities to that person. Subscriber has indicated, by marking and initialing the appropriate box(es) below, the provision(s) below which apply to Subscriber and under which Subscriber accordingly qualifies as an “accredited investor.”

☐

Any bank, registered broker or dealer, insurance company, registered investment company, business development company, small business investment company, private business development company, or rural business investment company;

☐	Any investment adviser registered pursuant to section 203 of the Investment Advisers Act or registered pursuant to the laws of a state;

☐	Any investment adviser relying on the exemption from registering with the Commission under section 203(l) or (m) of the Investment Advisers Act;

☐

Any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000;

☐

Any employee benefit plan within the meaning of Title I of the Employee Retirement Income Security Act of 1974 (“ERISA”), if (i) the investment decision is made by a plan fiduciary, as defined in section 3(21) of ERISA, which is either a bank, a savings and loan association, an insurance company, or a registered investment adviser, (ii) the employee benefit plan has total assets in excess of $5,000,000 or, (iii) such plan is a self-directed plan, with investment decisions made solely by persons that are “accredited investors”;

☐

Any (i) corporation, limited liability company or partnership, (ii) Massachusetts or similar business trust, or (iii) organization described in section 501(c)(3) of the Internal Revenue Code, in each case that was not formed for the specific purpose of acquiring the securities offered and that has total assets in excess of $5,000,000;

☐

Any trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Section 230.506(b)(2)(ii) of Regulation D under the Securities Act;

☐

Any entity, other than an entity described in the categories of “accredited investors” above, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000;

☐

Any “family office,” as defined under the Investment Advisers Act that satisfies all of the following conditions: (i) with assets under management in excess of $5,000,000, (ii) that is not formed for the specific purpose of acquiring the securities offered, and (iii) whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment;

☐

Any “family client,” as defined under the Investment Advisers Act, of a family office meeting the requirements in the previous paragraph and whose prospective investment in the issuer is directed by such family office pursuant to the previous paragraph; or

☐	Any entity in which all of the equity owners are “accredited investors”.

Specify which tests:

☐	Any director, executive officer, or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

☐

Any natural person whose individual net worth, or joint net worth with that person’s spouse or spousal equivalent, exceeds $1,000,000. For purposes of calculating a natural person’s net worth: (a) the person’s primary residence shall not be included as an asset; (b) indebtedness that is secured by the person’s primary residence, up to the estimated fair market value of the primary residence at the time of the sale of securities, shall not be included as a liability (except that if the amount of such indebtedness outstanding at the time of sale of securities exceeds the amount outstanding 60 days before such time, other than as a result of the acquisition of the primary residence, the amount of such excess shall be included as a liability); and (c) indebtedness that is secured by the person’s primary residence in excess of the estimated fair market value of the primary residence at the time of the sale of securities shall be included as a liability;

☐

Any natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person’s spouse or spousal equivalent in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;

☐

Any natural person holding in good standing one or more professional certifications or designations or credentials from an accredited educational institution that the Commission has designated as qualifying an individual for accredited investor status; or

☐

Any natural person who is a “knowledgeable employee,” as defined in the Investment Company Act, of the issuer of the securities being offered or sold where the issuer would be an investment company, as defined in section 3 of such act, but for the exclusion provided by either section 3(c)(1) or section 3(c)(7) of such act.

**AND**

5.	FINRA INSTITUTIONAL ACCOUNT STATUS (Please check the box)

☐	Subscriber is an “institutional account” under FINRA Rule 4512(c).

**AND**

6.	EEA QUALIFIED INVESTOR (Please check the applicable box)

☐	Subscriber is a “qualified investor” (within the meaning of Article 2 of the EU Prospectus Regulation).

☐	Subscriber is not a resident in a member state of the European Economic Area.

**AND**

7.	UK QUALIFIED INVESTOR (Please check the applicable box)

☐

Subscriber is a “qualified investor” (within the meaning of Article 2 of the UK Prospectus Regulation) who is also (i) an investment professional falling within Article the Order; (ii) a high net worth entity falling within Article 49(2)(a) to (d) of the Order; or (iii) a person to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) in connection with the issue or sale of the Subscribed Shares may be lawfully communicated or caused to be communicated.

☐	Subscriber is not resident in the United Kingdom.

This page should be completed by Subscriber and constitutes a part of the Subscription Agreement.

SUBSCRIBER:

Print Name:

By:
Name:
Title:

ANNEX D

ACCREDITED INVESTOR QUESTIONNAIRE

Investor:

State of Residence:

Residency Address:

The following are “accredited investors” for purposes of the offering of the Subscribed Shares. Please place a checkmark in the box next to any categories that apply to you1:

☐	(a)	a natural person whose individual net worth,[2] or joint net worth with that person’s spouse, at the time of purchase exceeds $1,000,000;

☐	(b)	a natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person’s spouse in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;

☐	(c)	a trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a person who either alone or with his purchaser representative has such knowledge and experience in financial and business matters that he or she is capable of evaluating the merits and risks of the prospective investment, or the issuer reasonably believes immediately prior to making any sale that such purchaser comes within this definition;

☐	(d)	an entity in which all of the equity owners are accredited investors meeting one or more of the tests under subparagraphs (a) - (c); or

☐	(e)	none of the above.

[1]	Certain other categories included within the definition of “accredited investor” which are not likely to apply have been omitted.
[2]

The term “net worth” means a person’s assets minus liabilities, provided that the value of such person’s primary residence, as well as the amount of any indebtedness secured by the primary residence up to the fair market value of the primary residence, shall be excluded from the calculation of net worth. Indebtedness secured by the primary residence in excess of the value of the primary residence shall be considered a liability for purposes of determining net worth.

ANNEX E

FORM OF ASSIGNMENT

ASSIGNMENT, ASSUMPTION & JOINDER

TO

SUBSCRIPTION AGREEMENT

[●], 2025

This Assignment, Assumption & Joinder Agreement (this “Agreement”) is made as of the date written above by [●] (“Assignor”) and [●] (“Assignee”). Reference is made to that certain subscription agreement (the “Subscription Agreement”), dated as of [●], 2025, by and among, inter alios, Evernorth Holdings Inc. (“Pubco”) and Assignor. Capitalized terms used, but not defined, herein shall have the meaning ascribed to such terms in the Subscription Agreement.

1. Each of Assignee and Assignor, by their execution and delivery of this Agreement, agrees to the assignment to and assumption by Assignee of all of Assignor’s rights and benefits as the “Subscriber” or equivalent term under the Subscription Agreement and any other related documents as they apply to the “Subscriber” or equivalent term, including, for the avoidance of doubt, the right to purchase from Pubco at the Transaction Closing [all of the Shares][a portion of the shares] initially subscribed for by Assignor.

2. Assignee hereby acknowledges, agrees and confirms that, by its execution of this Agreement, Assignee shall be bound by all of the terms, obligations, provisions and conditions contained in the Subscription Agreement as they apply to the “Subscriber” thereunder and as if an original signatory thereto in such capacity.

3. Assignee hereby acknowledges, agrees and confirms that, by its execution of this Agreement, Assignee makes all of the representations and warranties of the Subscriber set forth in the Subscription Agreement as of the date hereof.

4. Assignor hereby acknowledges, agrees and confirms that, in accordance with Section 9(g) of the Subscription Agreement, Assignor shall remain liable for its obligations under the Subscription Agreement unless and until the Company, Pubco, and SPAC provide their prior written consent to relieve Assignor of such obligations, in which case Assignor shall be fully released from any and all obligations and liabilities under the Subscription Agreement, including liability for any breach by Assignee occurring after the date hereof.

5. This Agreement shall be governed by the governing law applicable to the Subscription Agreement.

6. This Agreement may be executed in two or more counterparts, each of which will be deemed an original but all of which together will constitute one and the same instrument.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the undersigned has executed this Agreement as of the date written above.

[●]

[By: [●]]

By:

Name:

Title:

ASSIGNEE:

Name of Assignee:	State/Country of Formation or Domicile: [●]

[●]

[By: [●]]

By:

Name:

Title:

Name in which Transferred Interest is to be registered (if different):	Date: [●], 2025

Assignee’s EIN: [●]

Business Address	Mailing Address (if different):

[●]
[●]
Attn: [●]	Attn:

Telephone No.: [●]	Telephone No.:
Facsimile No.: [●]	Facsimile No.:

Number of Shares in Transferred Interest: [●]

Price Per Share: $[10.00]

Annex L

ADVANCE FUNDING SUBSCRIPTION AGREEMENT

This ADVANCE FUNDING SUBSCRIPTION AGREEMENT (this “Subscription Agreement”) is entered into on [●], 2025, by and among Evernorth Holdings Inc., a Nevada corporation (“Pubco”), Pathfinder Digital Assets LLC, a Delaware limited liability company (the “Company”), Armada Acquisition Corp. II, a Cayman Islands exempted company (“SPAC”), and the undersigned subscriber (“Subscriber”).

WHEREAS, on or about the date hereof, (a) SPAC, (b) Pubco, (c) Evernorth Corporate Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Pubco (“SPAC Merger Sub”), (d) Evernorth Company Merger Sub LLC, a Delaware limited liability company and a wholly owned subsidiary of Pubco (“Company Merger Sub”), (e) the Company, and (f) Ripple Labs Inc., a Delaware corporation (“Ripple”), entered into a business combination agreement (as amended, modified, supplemented or waived from time to time, the “BCA”);

WHEREAS, prior to the date of the Transaction Closing (as defined below) (the “Completion Date”), on the terms and subject to the conditions set forth in the BCA, SPAC will change its jurisdiction of incorporation such that it becomes a corporation organized under the laws of the State of Delaware (the “SPAC Domestication”);

WHEREAS, pursuant to and in accordance with the BCA, (a) Company Merger Sub will merge with and into the Company, with the Company continuing as the surviving company (the “Company Merger”), and with Ripple receiving one share of Class A common stock, par value $0.001 per share, of Pubco (“Pubco Class A Common Stock”) for each unit of the Company (each, a “Company Unit”) held by Ripple and exchanged subject to certain limitations on the initial holdings of Ripple and certain related entities included in the BCA, and (b) simultaneously with the Company Merger, SPAC Merger Sub will merge with and into SPAC, with SPAC continuing as the surviving entity (the “SPAC Merger” and, together with the Company Merger, the “Mergers” and, together with the other transactions contemplated by the BCA, the “Transactions”), with (x) shareholders of SPAC receiving one share of Pubco Class A Common Stock for each Class A ordinary share, par value $0.0001 per share, of SPAC (the “SPAC Class A Common Shares”) held by such shareholder, and (y) warrantholders of SPAC receiving one warrant to purchase Pubco Class A Common Stock for each warrant to purchase SPAC Class A Common Shares, par value $0.0001, of SPAC held by such warrantholders, and upon the Transaction Closing, Pubco will become a publicly traded company, all upon the terms and subject to the conditions set forth in the BCA;

WHEREAS, in connection with the Transactions, Subscriber desires to subscribe for and purchase from Pubco, on the date hereof, a number of shares of Pubco Class A Common Stock (the “Shares”) at a price of $10.00 per Share (the “Per Share Price”), payable in cash or by contribution of XRP in accordance with the terms of this Agreement, and Pubco desires to issue to Subscriber such Shares at the Transaction Closing (as defined below) in consideration of the payment or contribution of the Subscription Price (as defined below) by or on behalf of Subscriber to Pubco;

WHEREAS, on or about the date of this Subscription Agreement, SPAC, the Company and Pubco are entering into advance funding subscription agreements (the “Other Advance Funding Subscription Agreements” and, together with this Subscription Agreement, the “Advance Funding Subscription Agreements”) with certain other investors (the “Other Advance Funding Subscribers” and together with Subscriber, the “Advance Funding Subscribers”), pursuant to which the Other Advance Funding Subscribers have agreed to subscribe for and purchase shares of Pubco Class A Common Stock at the Per Share Price (such shares of the Other Advance Funding Subscribers, the “Other Advance Funding Subscribed Shares” and, together with the Subscribed Shares (as defined below), the “Advance Funding Shares”);

WHEREAS, on or about the date of this Subscription Agreement, SPAC, the Company and Pubco are entering into delayed funding subscription agreements (the “Delayed Funding Subscription Agreements”) with certain other investors (the “Delayed Funding Subscribers”), pursuant to which the Delayed Funding Subscribers have agreed to subscribe for and purchase Pubco Class A Common Stock in accordance with such Delayed Funding Subscription Agreements;

WHEREAS, on or about the date of this Subscription Agreement, SPAC, the Company and Pubco are entering into subscription agreements (the “Ripple Party Subscription Agreements”) with certain other investors that are affiliates of Ripple (the “Ripple Party Subscribers”), pursuant to which the Ripple Party Subscribers have agreed to subscribe for and purchase a number of shares of Pubco Class A Common Stock and Company Units in accordance with such Ripple Party Subscription Agreements;

WHEREAS, on or about the date of this Subscription Agreement, SPAC, the Company and Pubco are entering into a subscription agreement (the “Series C Subscription Agreement”) with Arrington XRP Capital Fund, LP, a Delaware limited partnership (the “Series C Subscriber”), pursuant to which such Series C Subscriber has agreed to subscribe for and purchase a number of shares of Pubco Class A Common Stock and a number of shares of Class C common stock, par value $0.001 per share, of Pubco, in accordance with such Series C Subscription Agreement;

WHEREAS, the parties hereto intend that the contributions of cash or XRP to Pubco (including through the release of any custody account or wallet holding cash or XRP as provided herein) in accordance with the terms of this Agreement in exchange for the subscription and purchase of the Shares by the Subscriber, taken together with (i) the contributions of cash or XRP to Pubco in exchange for the subscription of the Shares by any Other Advance Funding Subscribers, any Delayed Funding Subscribers, any Ripple Party Subscribers and the Series C Subscriber, pursuant to the terms of the applicable Subscription Agreements and each such subscriber and (ii) the Mergers, collectively, are undertaken pursuant to an integrated plan and constitute a single integrated transaction and will be treated for U.S. federal and applicable state and local income tax purposes as exchanges to which Section 351(a) of the Internal Revenue Code of 1986, as amended (the “Code”) (and, as applicable, Section 351(b) or Section 357(c) of the Code) apply.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants, and subject to the conditions herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

Section 1. Subscription and Subscription Funding. Subject to the terms and conditions hereof, Subscriber hereby irrevocably agrees to subscribe for and purchase from Pubco, and Pubco hereby agrees to issue to Subscriber on the Completion Date, upon release of the Custody XRP (as defined below) from the XRP Custody Wallet (as defined below) as prior payment or contribution of the Subscription Price (as defined below) by or on behalf of Subscriber to Pubco, the Subscribed Shares at the Transaction Closing (such subscription, the “Subscription”).

(a) Upon execution of this Subscription Agreement, Subscriber shall become obligated to pay or cause to be paid the Subscription Price to Pubco in accordance with Section 1(b) and Section 1(c) below (the “Subscription Funding”), and Pubco shall become obligated to issue the Subscribed Shares to Subscriber at the Transaction Closing.

(b) The Subscription Price shall be paid in either cash or XRP, at the Subscriber’s sole election, in such amounts as indicated in Subscriber’s signature page of this Subscription Agreement. For purposes of this Agreement:

(i) “Initial Subscribed Shares” means such number of Shares equal to the quotient of (i) the Subscription Price and (ii) the Per Share Price.

(ii) “Signing Date XRP Token VWAP” means the volume-weighted average price (“VWAP”) of XRP denominated in USD as quoted on the “CME CF XRP-Dollar Reference Rate - New York Variant” benchmark (with the reference ticker XRPUSD_NY) at 4:00 p.m. New York City time on the

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day immediately preceding the date on which the BCA is signed (such signing date, the “BCA Signing Date”).

(iii) “Subscribed Shares” means such number of Shares equal to (i) the Initial Subscribed Shares plus (ii) any Adjustment Shares (as defined below) issuable to the Subscriber in accordance with Section 3 hereof.

(iv) “Subscription Price” means (A) if Subscriber elects to subscribe for the Shares with cash, the amount of cash as is set forth on the signature page hereto or (B) if Subscriber elects to subscribe for the Shares with XRP, such amount (in USD) equal to the product of (x) the amount of XRP as is set forth on the signature page hereto (the “XRP Amount”) and (y) the Signing Date XRP Token VWAP.

(c) On or within four (4) Business Days following the date of this Agreement, Subscriber shall deliver:

(i) if Subscriber is delivering the Subscription Price in cash, an amount equal to the total Subscription Price, in such amount as indicated in Subscriber’s signature page to this Subscription Agreement (the “Transferred Funds”) by wire transfer of immediately available funds in U.S. dollars to the bank account specified on Annex A hereto (the “Cash Custody Account”) maintained pursuant to an account arrangement between Pubco and Silicon Valley Bank (“Cash Custodian”); and

(ii) if Subscriber is delivering the Subscription Price in XRP, the XRP Amount, free and clear of any liens, encumbrances or other restrictions, via transfer of the XRP Amount to an unencumbered XRP custody wallet maintained by BitGo Trust Company, Inc. (the “XRP Custodian”) or one of its affiliates at the address specified in Annex B hereto (the “XRP Custody Wallet”).

For the purposes of this Subscription Agreement, “Business Day” means a day, other than a Saturday, Sunday or other day on which commercial banks in New York City (New York) are not open for a full business day for the general transaction of business.

(d) On or following the date of this Agreement, Subscriber shall deliver to Pubco:

(i) a duly completed and executed Internal Revenue Service Form W-9 or appropriate Form W-8; and

(ii) such information as is reasonably requested by Pubco in order for Pubco to issue the Subscribed Shares to Subscriber.

(e) On or prior to the date hereof, Pubco and/or the Company shall enter into agreements with the Cash Custodian and the XRP Custodian or, in each case, agreements with one of their respective affiliates or other third-party liquidity providers and prime brokers (the “Liquidity Providers”) as necessary, for providing for the custody and purchase of XRP. Within ten (10) Business Days of the date hereof (the “Funding Period”), Pubco will instruct, on behalf of the Advance Funding Subscribers, the Cash Custodian to transfer all of the Transferred Funds (and any interest accrued thereon) from the Cash Custody Account to the XRP Custodian, to be held in escrow for the benefit of the Advance Funding Subscribers through the Completion Date (the “XRP Funds”). For the avoidance of doubt, Pubco may instruct, on behalf of the Advance Funding Subscribers, such Transferred Funds (and any interest accrued thereon) to be transferred to the XRP Custodian or any such Liquidity Provider immediately upon receipt of any amount of such funds from Subscribers at any time during the Funding Period. Promptly upon receipt of any amount of such XRP Funds and within the Funding Period, Pubco and/or the Company shall instruct, on behalf of the Advance Funding Subscribers, the XRP Custodian or the Liquidity Providers as the case may require, to use the XRP Funds to purchase XRP on behalf of the Advance Funding Subscribers (the “Purchased XRP”, together with the aggregate XRP Amount paid by all Subscribers subscribing in XRP, the “Custody XRP”) at the then-prevailing spot market price of XRP at the time of execution of the trade(s), which shall be disclosed to Pubco in advance. The Custody XRP shall be held in escrow in the XRP Custody Wallet in the name of Pubco but for the benefit of the Advance Funding Subscribers, for which the

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XRP Custodian or one of its affiliates serves as the XRP Custodian. Pubco and/or the Company shall cause the XRP Custodian and the Liquidity Providers to provide prompt written confirmation to Pubco and/or the Company upon completion of all XRP purchases, including details of the amount of the Purchased XRP, the execution price(s), and any fees incurred. Pubco shall notify Subscriber of the VWAP of all Purchased XRP as promptly as reasonably practicable following execution of the applicable trades.

(f) The obligations of Subscriber to consummate, or cause to be consummated, the transactions contemplated by this Subscription Agreement (including the Subscription Funding) are subject to the satisfaction or waiver by Subscriber of the additional condition that, on the date hereof, no Other Advance Funding Subscription Agreement (or other agreements or understandings (including side letters) entered into in connection therewith or in connection with the sale of the Other Advance Funding Subscribed Shares) shall have been amended, modified or waived in any manner that benefits any Other Advance Funding Subscriber unless the Subscriber shall have been offered in writing the same benefits (other than terms particular to the legal or regulatory requirements of such Other Advance Funding Subscriber or its affiliates or related persons).

Section 2. Transaction Closing and Release of Custody XRP.

(a) If the Transaction Closing occurs then, on the Completion Date, (i) Pubco shall deliver a written instruction to the XRP Custodian noting the requirement for the release of the Custody XRP and shall provide the XRP Custodian with the names of the Authorized Persons; (ii) upon receipt by the XRP Custodian of the required authorization by the Authorized Persons, the Custody XRP will be released from the XRP Custody Wallet and transferred to a digital asset wallet account designated in writing by Pubco; and (iii) upon such release of Custody XRP, Pubco shall deliver to Subscriber the Subscribed Shares in book-entry form, free and clear of any liens, encumbrances or other restrictions (other than those arising under state or federal securities laws), in the name of Subscriber. As promptly as practicable after the closing of the Transactions (the “Transaction Closing”), Pubco shall deliver to each Subscriber evidence from Pubco’s transfer agent of the issuance to Subscriber of the Subscribed Shares (in book entry form) on and as of the Completion Date.

(b) No fractional Shares will be issued. In determining such number of Subscribed Shares to be issued, such number shall be rounded down to the nearest whole share in the case of any resulting fractional number of Shares.

(c) The Subscribed Shares shall contain a legend in substantially the following form:

“THIS SECURITY HAS BEEN ACQUIRED FOR INVESTMENT AND WITHOUT A VIEW TO DISTRIBUTION AND HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR UNDER STATE SECURITIES LAWS. NO TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION OR OTHER DISPOSITION OF THIS SECURITY OR ANY INTEREST OR PARTICIPATION THEREIN MAY BE MADE EXCEPT (A) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR (B) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS AND, IN THE CASE OF CLAUSE (B), UNLESS THE ISSUER RECEIVES AN OPINION OF COUNSEL IN FORM AND SUBSTANCE SATISFACTORY TO THE ISSUER TO THE EFFECT THAT REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS. IN ADDITION, ANY SUCH TRANSFER OR OTHER DISPOSITION IS SUBJECT TO THE CONDITIONS CONTAINED IN AN ADVANCE FUNDING SUBSCRIPTION AGREEMENT, DATED [●], 2025. A COPY OF SUCH CONDITIONS WILL BE PROVIDED TO THE HOLDER HEREOF UPON REQUEST.”

(d) In the event that the Transaction Closing does not occur on or prior to the Outside Date (as defined in the BCA), unless otherwise agreed to in writing by Pubco, the Company, SPAC and Subscriber, Pubco (or Pubco’s designee) shall promptly (but in no event later than three (3) Business Days after the Outside Date)

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cause to be returned Subscriber’s pro rata portion (taking into account the Subscription Price paid by Subscriber and the corresponding subscription price paid by all Other Advance Funding Subscribers, the Ripple Party Subscribers and the Series C Subscriber) of (i) the Custody XRP (the “Liquidation XRP Portion”) and (ii) any Transferred Funds in the Cash Custody Account to Subscriber. Subscriber shall have the option to elect to receive the Liquidation XRP Portion either in cash or in XRP. To the extent Subscriber elects to receive the Liquidation XRP Portion in cash, Pubco, acting as agent of the Subscriber, will sell (or cause to be sold) Subscriber’s Liquidation XRP Portion at then-prevailing market prices and remit (i) the proceeds of such sale and (ii) any Transferred Funds in the Cash Custody Account to Subscriber by wire transfer in immediately available funds to the account specified by Subscriber. To the extent Subscriber elects to receive the Liquidation XRP Portion in XRP, Pubco will cause to be delivered Subscriber’s Liquidation XRP Portion to Subscriber at the wallet address specified by Subscriber in the signature page hereto. For the avoidance of doubt, the parties intend that the cash held in the Cash Custody Account (to the extent such Advance Funding Subscribers, Ripple Party Subscribers or Series C Subscriber fund their subscriptions in cash) and all XRP held in the XRP Custody Wallet be beneficially owned by the Advance Funding Subscribers, the Ripple Party Subscribers and the Series C Subscriber until such time as any such XRP is released to Pubco upon the Transaction Closing or returned to the Advance Funding Subscribers, the Ripple Party Subscribers and the Series C Subscriber.

(e) Subject to Section 2(d):

(i) until the Completion Date, the Company and Pubco covenant that the Custody XRP shall not be sold, transferred, pledged, hypothecated, or otherwise used as collateral to secure any indebtedness or obligation, and shall remain free and clear of all liens, charges, and encumbrances; and

(ii) the Custody XRP may not be released from the XRP Custody Wallet until (i) the earlier of either the (A) Completion Date or (B) termination of the BCA in accordance with its terms and (ii) such release has been authorized by the Authorized Persons (as defined below) designated by Pubco and SPAC to the XRP Custodian.

(f) The Company and SPAC must jointly authorize the release of the Custody XRP from the XRP Custody Wallet in accordance with this Section 2(f) through any of their respective authorized representatives (such representatives, the “Authorized Persons”). Any individual designated as an Authorized Person who is convicted of, or admits to, a “bad actor” disqualifying event described in Rule 506(d)(1)(i)-(viii) of the Securities Act (a “Disqualification Event”) shall be automatically removed and shall no longer serve as an Authorized Person. Upon becoming aware of any Disqualification Event affecting one its Authorized Persons, the applicable party shall promptly deliver written notice to the other party and to the XRP Custodian, which notice shall identify the Authorized Person to be removed and the name and contact information of the replacement Authorized Person.

(g) Pubco, the Company, SPAC and Subscriber acknowledge and agree that, for U.S. federal and applicable state, local and non-U.S. income tax purposes: (i)(A) the Subscription (in the event Subscriber’s Liquidation XRP Portion is not returned pursuant to Section 2(d) and Subscriber participates in the Transaction Closing), (B) any other subscriptions of Shares effected pursuant to the Advance Funding Subscription Agreements, the Delayed Funding Subscription Agreements, the Ripple Party Subscription Agreements and the Series C Subscription Agreement and (C) the Mergers, taken together, are undertaken pursuant to an integrated plan and constitute a single, integrated transaction among the parties and are intended to be treated for U.S. federal and applicable state and local income tax purposes as exchanges to which Section 351(a) (and, as applicable, Section 351(b) or Section 357(c) of the Code) apply; (ii) the Subscriber is intended to be treated as the owner of Subscriber’s portion of any cash in the Cash Custody Account and/or Custody XRP in the Custody XRP Wallet until the occurrence of either (A) the Transaction Closing (in which case such portion is intended to be treated at such time as transferred from the Subscriber to Pubco, with the Subscription being treated as set forth in Section 2(g)(i)(A)) or (B) the return to the Subscriber of the Liquidation XRP Portion (in which case Subscriber is intended to be treated as continuing to own such portion); and (iii) any income (or gain or loss) with respect to or resulting from the cash or XRP (or conversion of XRP into cash) treated as owned by the Subscriber

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pursuant to the foregoing clause (ii) shall be allocated (and reported to), and taken into account by, the Subscriber (clauses (i)-(iii), the “Intended Tax Treatment”). Pubco, the Company, SPAC and Subscriber agree to file, or cause to be filed, all income and withholding tax returns in a manner consistent with, and not to take any income or withholding tax position that is inconsistent with, the Intended Tax Treatment unless required by a determination within the meaning of Section 1313(a) of the Code.

Section 3. Closing Adjustment. Immediately prior to the Transaction Closing, for purposes of determining the number of Subscribed Shares, Pubco shall calculate the number of Adjustment Shares issuable to the Subscriber. For purposes of this Agreement, if the Closing Date XRP Token VWAP (as defined below) is greater than the Signing Date XRP Token VWAP, “Adjustment Shares” shall mean such number of Shares equal to the product of (i) the number of Initial Subscribed Shares issuable to such Subscriber and (ii) the difference between (1) the quotient of the Closing Date XRP Token VWAP and the Signing Date XRP Token VWAP and (2) one. For the avoidance of doubt, if the Closing Date XRP Token VWAP is less than or equal to the Signing Date XRP Token VWAP, the number of Adjustment Shares shall equal zero. For purposes of this Agreement, “Closing Date XRP Token VWAP” means the value of XRP denominated in USD as calculated using the “CME CF XRP-Dollar Reference Rate - New York Variant” benchmark (with the reference ticker XRPUSD_NY) by taking the arithmetic average of the quotes at 4:00 p.m. New York City time for each of the three days immediately preceding the Completion Date. For the avoidance of doubt, no fractional Adjustment Shares shall be issued, and any fractional Adjustment Share otherwise issuable shall be rounded down to the nearest whole share.

Section 4. SPAC and Pubco Representations and Warranties. Each of SPAC, solely with respect to the representations and warranties set forth below relating to SPAC, and Pubco, solely with respect to the representations and warranties set forth below relating to Pubco, represents and warrants to Subscriber as of the date hereof, that:

(a) SPAC (i) is validly existing and in good standing under the laws of its jurisdiction of incorporation, (ii) has the requisite corporate power and authority to own, lease and operate its properties, to carry on its business as it is now being conducted and to enter into and perform its obligations under this Subscription Agreement, and (iii) is duly licensed or qualified to conduct its business and, if applicable, is in good standing under the laws of each jurisdiction (other than its jurisdiction of incorporation) in which the conduct of its business or the ownership of its properties or assets requires such license or qualification, except, with respect to the foregoing clause (iii), where the failure to be in good standing would not reasonably be expected to have a SPAC Material Adverse Effect. For purposes of this Subscription Agreement, a “SPAC Material Adverse Effect” means an event, change, development, occurrence, condition or effect with respect to SPAC that, individually or in the aggregate, would reasonably be expected to have a material adverse effect on SPAC’s ability to consummate the transactions contemplated by this Subscription Agreement.

(b) Pubco (i) is validly existing under the laws of the State of Nevada, (ii) has the requisite corporate power and authority to own, lease and operate its properties and to conduct its business as it is now being conducted, and (iii) is duly licensed or qualified and in good standing (to the extent applicable) in all jurisdictions in which its ownership of property or character of its activities is such as to require it to be so licensed or qualified, except, with respect to the foregoing clause (iii), where the failure to be so licensed or qualified has not and would not, individually or in the aggregate, reasonably be expected to have a Pubco Material Adverse Effect. For purposes of this Subscription Agreement, a “Pubco Material Adverse Effect” means an event, change, development, occurrence, condition or effect with respect to Pubco that, individually or in the aggregate, would reasonably be expected to have a material adverse effect on Pubco’s ability to consummate the transactions contemplated by this Subscription Agreement.

(c) The issuance and sale of the Subscribed Shares, when issued pursuant to this Subscription Agreement (subject to the receipt of the Subscription Price in accordance with the terms of this Subscription Agreement and registration with Pubco’s transfer agent), will have been duly authorized by Pubco and, when issued and delivered to Subscriber (or its nominee in accordance with the Subscriber’s delivery instructions), will

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be validly issued, fully paid and free and clear of all liens or other restrictions (other than those arising under this Subscription Agreement or the BCA, Pubco’s amended and restated articles of incorporation, bylaws or other similar organizational documents (the “Pubco Organizational Documents”) or applicable securities laws), and will not have been issued in violation of, or subject to, any preemptive or similar rights created under the Pubco Organizational Documents (as in effect at such time of issuance) or under Chapter 78 of the Nevada Revised Statutes.

(d) This Subscription Agreement has been duly authorized, validly executed and delivered by SPAC and Pubco, and assuming the due authorization, execution and delivery of the same by the Company and Subscriber, this Subscription Agreement shall constitute the valid and legally binding obligation of SPAC and Pubco, enforceable against each of SPAC and Pubco in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors generally and by the availability of equitable remedies (collectively, the “Enforceability Exceptions”).

(e) Assuming the accuracy of the representations and warranties of Subscriber set forth in Section 5, the execution and delivery of this Subscription Agreement by SPAC, the compliance by SPAC with all of the provisions of this Subscription Agreement applicable to SPAC and the consummation of the transactions contemplated herein will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of SPAC pursuant to the terms of any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which SPAC is a party or by which SPAC is bound or to which any of the property or assets of SPAC is subject, (ii) conflict with or violate any provision of, or result in the breach of, SPAC’s amended and restated memorandum and articles of association (the “SPAC Organizational Documents”), or (iii) conflict with or result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental authority with competent jurisdiction over SPAC or any of its properties except, in the case of clauses (i) and (iii), for such violations, conflicts, breaches, defaults or liens, charges or encumbrances which would not, individually or in the aggregate, reasonably be expected to have a SPAC Material Adverse Effect.

(f) Assuming the accuracy of the representations and warranties of Subscriber set forth in Section 5, the execution and delivery of this Subscription Agreement, the issuance of the Subscribed Shares hereunder, the compliance by Pubco with all of the provisions of this Subscription Agreement applicable to Pubco and the consummation of the transactions contemplated herein will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of Pubco pursuant to the terms of any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which Pubco is a party or by which Pubco is bound or to which any of the property or assets of Pubco is subject, (ii) conflict with or violate any provision of, or result in the breach of, the Pubco Organizational Documents, or (iii) conflict with or result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental authority with competent jurisdiction over Pubco or any of its properties except, in the case of clauses (i) and (iii), for such violations, conflicts, breaches, defaults or liens, charges or encumbrances which would not, individually or in the aggregate, reasonably be expected to have a Pubco Material Adverse Effect.

(g) Assuming the accuracy of the representations and warranties of Subscriber set forth in Section 5, neither SPAC nor Pubco is required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or governmental authority with competent jurisdiction, self-regulatory organization (including any stock exchange on which the Pubco Class A Common Stock will be listed (the “Stock Exchange”)) or other person in connection with the execution, delivery and performance of this Subscription Agreement, other than (i) filings required by applicable state securities laws, (ii) the filing of the Registration Statement (as defined below) pursuant to Section 6, (iii) filings required by the Securities Act of 1933, as amended (the “Securities Act”), the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules of the United States Securities and Exchange Commission (the “Commission”),

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including the registration statement on Form S-4 with respect to the Transactions and the proxy statement/prospectus included therein, (iv) filings required by the Stock Exchange, including with respect to obtaining SPAC shareholder approval of the Transactions and the listing of Pubco Class A Common Stock, (v) filings required to consummate the Transactions as provided under the BCA, (vi) filings in connection with or as a result of any publicly available written guidance, comments, requirements or requests of the SEC staff under the Securities Act (the “SEC Guidance”), (vii) filings in connection with the SPAC Domestication, and (viii) those the failure of which to obtain would not reasonably be expected to have a SPAC Material Adverse Effect or a Pubco Material Adverse Effect, as applicable.

(h) Except for such matters as have not had and would not reasonably be expected to have a Pubco Material Adverse Effect, there is no (i) suit, action, proceeding or arbitration before a governmental authority or arbitrator with competent jurisdiction pending, or, to the knowledge of Pubco, threatened in writing against Pubco or (ii) judgment, decree, injunction, ruling or order of any governmental authority or arbitrator with competent jurisdiction outstanding against Pubco.

(i) Assuming the accuracy of Subscriber’s representations and warranties set forth in Section 5, no registration under the Securities Act or any state securities (or Blue Sky) laws is required for the offer and sale of the Subscribed Shares by Pubco to Subscriber.

(j) Neither Pubco nor any person acting on its behalf has engaged or will engage in any form of general solicitation or general advertising (within the meaning of Regulation D) in connection with any offer or sale of the Subscribed Shares. The Subscribed Shares are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act or any state securities laws. Neither Pubco nor any person acting on its behalf (other than the Company and other than the Placement Agent (as defined below) and its respective persons acting on its behalf in such capacity, as to whom neither SPAC nor Pubco make any representations) has, directly or indirectly, at any time within the past thirty (30) calendar days, (i) made any offer or sale of any security or solicitation of any offer to buy any security under circumstances that would eliminate the availability of the exemption from registration under Section 4(a)(2) of the Securities Act in connection with the offer and sale by Pubco of the Subscribed Shares as contemplated hereby or the Other Advance Funding Subscribed Shares as contemplated by the Other Advance Funding Subscription Agreements, or (ii) offered or sold any securities that would reasonably be expected to subject the offer, issuance or sale of the Subscribed Shares or the Other Advance Funding Subscribed Shares, as contemplated hereby, to the registration provisions of the Securities Act.

(k) SPAC is in compliance in all material respects with, and has not received any written communication from, a governmental authority with competent jurisdiction that alleges that SPAC is not in compliance in all material respects with, or is in default or violation of, the applicable provisions of (i) the Securities Act and the Exchange Act, (ii) the rules and regulations of the Commission, and (iii) the rules of the Stock Exchange, except, in each case, where such non-compliance, default, or violation would not, individually or in the aggregate, reasonably be expected to have a SPAC Material Adverse Effect. For the avoidance of doubt, this representation and warranty shall not apply to the extent any of the foregoing matters arise from or relate to the SEC Guidance.

(l) Pubco is in compliance in all material respects with, and has not received any written communication from, a governmental authority with competent jurisdiction that alleges that Pubco is not in compliance in all material respects with, or is in default or violation of, the applicable provisions of (i) the Securities Act and the Exchange Act, (ii) the rules and regulations of the Commission, and (iii) the rules of the Stock Exchange, except, in each case, where such non-compliance, default, or violation would not, individually or in the aggregate, reasonably be expected to have a Pubco Material Adverse Effect. For the avoidance of doubt, this representation and warranty shall not apply to the extent any of the foregoing matters arise from or relate to the SEC Guidance.

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(m) Upon the Transaction Closing, the Pubco Class A Common Stock will be registered pursuant to Section 12(b) of the Exchange Act and will be listed for trading on the Stock Exchange, and the Pubco Class A Common Stock will be approved for listing on the Stock Exchange or another national securities exchange, subject to official notice of issuance.

(n) Other than compensation to be paid to Citigroup Global Markets Inc., as sole placement agent to Pubco (the “Placement Agent”), no broker or finder is entitled to any brokerage or finder’s fee or commission solely in connection with the sale of the Subscribed Shares to Subscriber.

(o) When issued, all issued and outstanding Pubco Class A Common Stock will have been duly authorized and validly issued, will be fully paid and non-assessable and will not be subject to preemptive or similar rights. Other than the subsidiaries of Pubco to be formed after the date hereof pursuant to the BCA, Pubco has no subsidiaries and does not own, directly or indirectly, interests or investments (whether equity or debt) in any person, whether incorporated or unincorporated. There are no shareholder agreements, voting trusts or other agreements or understandings to which Pubco is a party or by which it is bound relating to the voting of any Pubco Class A Common Stock or Pubco Class B Common Stock or other equity interests in Pubco, other than as contemplated by the BCA or as described in the forms, reports, schedules, statements, registration statements, prospectuses, and other documents filed or furnished as of the date hereof by SPAC with the Commission under the Securities Act and/or the Exchange Act (collectively, and together with any amendments, restatements or supplements thereto, the “SEC Documents”). There are no securities or instruments issued by or to which SPAC is a party containing anti-dilution or similar provisions that will be triggered, and not fully waived by the holder of such securities or instruments pursuant to a written agreement or consent, by the issuance of the Advance Funding Shares, in each case, that have not been or will not be validly waived on or prior to the Completion Date.

(p) All Subscription Agreements in respect of the Advance Funding Shares reflect the same Per Share Price and substantially the same other material terms and conditions with respect to the purchase of Shares that are no more favorable in the aggregate to the Other Advance Funding Subscribers than the material terms of this Subscription Agreement are to the Subscriber (other than any terms particular to the regulatory requirements of such investor or its affiliates or related funds that are mutual funds or are otherwise subject to regulations related to the timing of funding and the issuance of the related Shares).

(q) Pubco is not, and immediately after receipt of payment for the Subscribed Shares and the Transaction Closing, will not be, subject to registration as an “investment company” under the meaning of the Investment Company Act.

(r) Neither Pubco nor any of its controlled affiliates (i) is, or will be at or immediately after the Transaction Closing, a person of a country of concern, as such term is defined in 31 C.F.R. § 850.221 (a “Covered Person”), (ii) directly or indirectly hold, or will hold at or immediately after the Transaction Closing, a board seat on, a voting or equity interest in, or any contractual power to direct or cause the direction of the management or policies of, any Covered Person, or (iii) is engaged, or has plans to engage, or will be engaged at or immediately after the Transaction Closing, directly or indirectly, in a “covered activity,” as such term is defined in 31 C.F.R. § 850.208.

Section 5. Subscriber Representations and Warranties. Subscriber represents and warrants to Pubco, the Company, SPAC and the Placement Agent, as of the date hereof and as of the Transaction Closing, that:

(a) If Subscriber is a legal entity, Subscriber (i) has been duly formed and is validly existing and in good standing under the laws of its jurisdiction of formation or incorporation and (ii) has the requisite power and authority to enter into, and perform its obligations under, this Subscription Agreement. If Subscriber is an individual, Subscriber has the legal competence and capacity to enter into and perform its obligations under this Subscription Agreement.

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(b) If Subscriber is a legal entity, this Subscription Agreement has been duly authorized, validly executed and delivered by Subscriber. If Subscriber is an individual, Subscriber’s signature is genuine and the signatory has the legal competence and capacity to execute this Subscription Agreement. Assuming the due authorization, execution and delivery of the same by Pubco, the Company and SPAC, this Subscription Agreement shall constitute the valid and legally binding obligation of Subscriber, enforceable against Subscriber in accordance with its terms, subject to the Enforceability Exceptions.

(c) If Subscriber is paying the Subscription Price in XRP, (i) Subscriber has all rights, title and interest in and to the XRP to be contributed by it to Pubco pursuant to this Subscription Agreement, (ii) such XRP is held in a digital wallet held or operated by or on behalf of Subscriber at or by an appropriately regulated custodian and/or in accordance with industry-standard security practices (the “Subscriber Digital Wallet”) and neither such XRP nor such Subscriber Digital Wallet is subject to any liens, encumbrances or other restrictions, other than under the user agreement and/or terms and conditions associated with such Subscriber Digital Wallet, (iii) Subscriber has taken commercially reasonable steps to protect its Subscriber Digital Wallet and such XRP and (iv) Subscriber has the exclusive ability to control such Subscriber Digital Wallet, including by use of “private keys” or other equivalent means or through custody arrangements or other equivalent means.

(d) The execution, delivery and performance of this Subscription Agreement, the purchase of the Subscribed Shares hereunder, the compliance by Subscriber with all of the provisions of this Subscription Agreement and the consummation of the transactions contemplated herein do not and will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of Subscriber (or any of its subsidiaries, if Subscriber is a legal entity) pursuant to the terms of (i) any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which Subscriber or any of its subsidiaries is a party or by which Subscriber (or any of its subsidiaries, if Subscriber is a legal entity) is bound or to which any of the property or assets of Subscriber (or any of its subsidiaries, if Subscriber is a legal entity) is subject; (ii) if Subscriber is a legal entity, conflict with or violate any provision of, or result in the breach of, the articles of association, bylaws or other similar organizational documents of Subscriber (or any of its subsidiaries); or (iii) conflict with or result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental authority, agency or body, domestic or foreign, having jurisdiction over Subscriber (or any of its subsidiaries, if Subscriber is a legal entity) or any of its properties (or the properties of any of its subsidiaries, if Subscriber is a legal entity) that, in the case of clauses (i) and (iii), would reasonably be expected, individually or in the aggregate, to have a Subscriber Material Adverse Effect. For purposes of this Subscription Agreement, a “Subscriber Material Adverse Effect” means an event, change, development, occurrence, condition or effect with respect to the Subscriber that, individually or in the aggregate, would reasonably be expected to materially impair or materially delay Subscriber’s ability or legal authority to perform its obligations under this Subscription Agreement, including the purchase of the Subscribed Shares.

(e) Subscriber (i) is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act), an institutional “accredited investor” (within the meaning of Rule 501(a)(1), (2), (3), or (7) under the Securities Act) satisfying the applicable requirements set forth on Annex C hereto, or an institutional account as defined in FINRA Rule 4512(c), (ii) is an “institutional investor” (as defined in FINRA Rule 2111), (iii) if located or resident in a member state of the European Economic Area, is a “qualified investor” within the meaning of Article 2 of Regulation (EU) 2017/1129 (as amended, the “EU Prospectus Regulation”), (iv) if located or resident in the United Kingdom, is a “qualified investor” within the meaning of Article 2 of Regulation (EU) 2017/1129 as it forms part of domestic law in the United Kingdom by virtue of the European Union (Withdrawal) Act 2018 (the “UK Prospectus Regulation”) who is also (x) an investment professional falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Order”); (y) a high net worth entity falling within Article 49(2)(a) to (d) of the Order; or (z) a person to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (as amended, the “FSMA”)) in connection with the issue or sale of the Subscribed Shares may be lawfully communicated or caused to be communicated, (v) is acquiring the

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Subscribed Shares only for its own account and not for the account of others, or if Subscriber is subscribing for the Subscribed Shares as a fiduciary or agent for one or more investor accounts, each owner of such account is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) or an institutional “accredited investor” (within the meaning of Rule 501(a) under the Securities Act) and Subscriber has sole investment discretion with respect to each such account, and the full power and authority to make the acknowledgements, representations, warranties and agreements herein on behalf of each owner of each such account, and (vi) is not acquiring the Subscribed Shares with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act or other applicable securities laws; and shall provide or has provided Pubco with the requested information on Annex C following the signature page hereto. Subscriber is not an entity formed for the specific purpose of acquiring the Subscribed Shares.

(f) Subscriber (i) is an institutional account as defined in FINRA Rule 4512(c), (ii) is a sophisticated investor, experienced in investing in business transactions and capable of evaluating investment risks independently, both in general and with regard to all transactions and investment strategies involving a security or securities and (iii) has exercised independent judgment in evaluating its participation in the purchase of the Subscribed Shares. Accordingly, Subscriber acknowledges that the offering meets (i) the exemptions from filing under FINRA Rule 5123(b)(1)(A), (C) or (J) and (ii) the institutional customer exemption under FINRA Rule 2111(b).

(g) Subscriber acknowledges and agrees that the Subscribed Shares are being offered in a transaction not involving any public offering within the meaning of the Securities Act and that the Subscribed Shares have not been registered under the Securities Act and that Pubco, the Company and SPAC are not required to register the Subscribed Shares except as set forth in Section 6. Subscriber acknowledges and agrees that the Subscribed Shares may not be offered, resold, transferred, pledged or otherwise disposed of by Subscriber absent an effective registration statement under the Securities Act, except (i) to Pubco or a subsidiary thereof, (ii) pursuant to an applicable exemption from the registration requirements of the Securities Act, and, in each of clauses (i)-(ii), in accordance with any applicable securities laws of the states and other jurisdictions of the United States, and that any certificates or account entries representing the Subscribed Shares shall contain a restrictive legend to such effect. Subscriber acknowledges and agrees that the Subscribed Shares will be subject to these securities law transfer restrictions, and as a result of these transfer restrictions, Subscriber may not be able to readily offer, resell, transfer, pledge or otherwise dispose of the Subscribed Shares and may be required to bear the financial risk of an investment in the Subscribed Shares for an indefinite period of time. Subscriber acknowledges and agrees that, unless the Subscribed Shares are earlier registered on a Registration Statement, the Subscribed Shares will not be eligible for offer, resale, transfer, pledge or disposition pursuant to Rule 144 promulgated under the Securities Act (“Rule 144”) until at least one year from the date Pubco is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, among other requirements. Subscriber acknowledges and agrees that it has been advised to consult legal counsel prior to making any offer, resale, pledge or transfer of any of the Subscribed Shares.

(h) Subscriber understands and agrees that Subscriber is purchasing the Subscribed Shares directly from Pubco. Subscriber further acknowledges that there have not been, and Subscriber hereby agrees that it is not relying on, any representations, warranties, covenants or agreements made to Subscriber by Pubco, the Company, SPAC or the Placement Agent or any of their respective affiliates or any of such person’s or its or their respective affiliates’ control persons, officers, directors, partners, members, managing members, managers, agents, employees or other representatives, legal counsel, financial or tax advisors, accountants or agents (collectively, “Representatives”), any other party to the Transactions or any other person or entity, expressly or by implication, other than those representations, warranties, covenants and agreements of Pubco expressly set forth in this Subscription Agreement, and Subscriber is not relying on any other purported representations, warranties, covenants, agreements or statements (including by omission), which are hereby disclaimed by Subscriber.

(i) In making its decision to purchase the Subscribed Shares, Subscriber represents that it has relied solely upon an independent investigation made by Subscriber and Pubco’s and SPAC’s respective

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representations in this Subscription Agreement. Subscriber has not relied on any statements or other information provided by or on behalf of Pubco (including the Placement Agent) concerning the Company, SPAC, Pubco, the Subscribed Shares or the Subscription, and has been offered the opportunity to ask questions of Pubco and has received answers thereto, including on the financial information, as Subscriber deemed necessary in connection with its decision to purchase the Subscribed Shares. Subscriber acknowledges and agrees that Subscriber has had access to, has received, and has had an adequate opportunity to review, such financial and other information as Subscriber deems necessary in order to make an investment decision with respect to the Subscribed Shares, including with respect to the Company, SPAC, Pubco and the Transactions, and Subscriber has made its own assessment and is satisfied concerning the relevant financial, tax and other economic considerations relevant to Subscriber’s investment in the Subscribed Shares. Without limiting the generality of the foregoing, Subscriber acknowledges that it has reviewed SPAC’s filings with the Commission. Subscriber represents and agrees that Subscriber and Subscriber’s professional advisor(s), if any, have had the full opportunity to ask such questions, receive such answers and obtain such information as Subscriber and Subscriber’s professional advisor(s), if any, have deemed necessary to make an investment decision with respect to the Subscribed Shares, including but not limited to information concerning the Company, SPAC, Pubco, the BCA, and the Subscription. Subscriber acknowledges that certain information provided to it by the Company and Pubco was based on projections, and such projections were prepared based on assumptions and estimates that are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. Subscriber further acknowledges that such information and projections were prepared without participation of the Placement Agent and that the Placement Agent and each of its members, directors, officers, employees, representatives and controlling persons have made no independent investigation with respect to Pubco or the Shares or the accuracy, completeness or adequacy of any information or projections supplied to the Subscriber and does not assume responsibility for independent verification of, or the accuracy or completeness of, such information or projections. Subscriber also acknowledges that the information provided to Subscriber was preliminary and subject to change, including in the registration statement and the proxy statement and/or prospectus that will be filed with the Commission in connection with the Transactions.

(j) Subscriber acknowledges and agrees that none of the Company, SPAC, Pubco, the Placement Agent nor their respective affiliates or any of such person’s or its or their respective affiliates’ Representatives has provided Subscriber with any advice with respect to the Subscribed Shares. Other than as set forth herein, none of SPAC, Pubco, the Placement Agent or any of their respective affiliates or Representatives has made or makes any representation or warranty, whether express or implied, of any kind or character as to the Company, SPAC, Pubco or the quality or value of the Subscribed Shares.

(k) Subscriber became aware of this offering of the Subscribed Shares solely by means of direct contact between Subscriber, on the one hand, and Pubco (and its Representatives, including the Placement Agent), on the other, and the Subscribed Shares were offered to Subscriber solely by direct contact between Subscriber, on the one hand, and Pubco (and its Representatives, including the Placement Agent), on the other, or their respective affiliates. Subscriber did not become aware of this offering of the Subscribed Shares, nor were the Subscribed Shares offered to Subscriber, by any other means, and none of the Company, SPAC or Pubco or their respective Representatives (including the Placement Agent) acted as investment advisor, broker or dealer to Subscriber. Subscriber acknowledges that the Subscribed Shares (i) were not offered by any form of general solicitation or general advertising (within the meaning of Regulation D of the Securities Act) and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws.

(l) Subscriber acknowledges that it is aware that there are substantial risks incident to the purchase and ownership of the Subscribed Shares, including those set forth in the SEC Documents and other material to be provided by or on behalf of Pubco to Subscriber. Subscriber is able to fend for itself in the transactions contemplated herein and has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Subscribed Shares, and Subscriber has had an opportunity

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to seek, and has sought, such accounting, legal, business and tax advice as Subscriber has considered necessary to make an informed investment decision.

(m) Without limiting the representations, warranties and covenants set forth in this Agreement, alone, or together with any professional advisor(s), Subscriber represents and acknowledges that Subscriber has adequately analyzed and fully considered the risks of an investment in the Subscribed Shares and determined that the Subscribed Shares are a suitable investment for Subscriber and that Subscriber is able at this time and in the foreseeable future to bear the economic risk of a total loss of Subscriber’s investment in Pubco. Subscriber acknowledges specifically that a possibility of total loss exists.

(n) Subscriber understands and agrees that no federal or state agency has passed upon or endorsed the merits of the offering of the Subscribed Shares or made any findings or determination as to the fairness of an investment in Subscribed Shares.

(o) Neither the Subscriber nor any of its affiliates, officers, directors, managers, managing members, general partners or any other person acting in a similar capacity or carrying out a similar function is (i) a person (including individual or entity) that is the target or the subject of economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by relevant governmental authorities with competent jurisdiction, including, but not limited to those administered by the U.S. government through the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”) and the U.S. Department of State, the United Nations Security Council, the European Union or any EU member state, or the United Kingdom (including His Majesty’s Treasury of the United Kingdom) (collectively, “Sanctions”), (ii) a person or entity listed on the List of Specially Designated Nationals and Blocked Persons administered by OFAC, or in any Executive Order issued by the President of the United States and administered by OFAC, or any other any Sanctions-related list of sanctioned persons maintained by OFAC, the Department of Commerce or the U.S. Department of State, the United Nations Security Council, the European Union, any EU member state, or the United Kingdom; (iii) a “designated national,” as defined in the Cuban Assets Control Regulations, 31 C.F.R. Part 515, (iv) organized, incorporated, established, located, resident or the government, including any political subdivision, agency, or instrumentality thereof, of, Cuba, Iran, North Korea, Syria, the Crimea region of Ukraine, the so-called Donetsk People’s Republic, or the so-called Luhansk People’s Republic regions of Ukraine, as well as the non-controlled regions of the oblasts of Zaporizhzhia and Kherson or any other country or territory embargoed or subject to substantial trade restrictions by the United States, the European Union or any individual European Union member state, or the United Kingdom; (v) directly or indirectly owned or controlled (as ownership and control are defined and interpreted under applicable sanctions), or acting on behalf or at the direction of, any such person or persons described in any of the foregoing clauses (i) through (v), except in each case as permitted under Sanctions laws; or (vi) a non-U.S. institution that accepts currency for deposit and that has no physical presence in the jurisdiction in which it is incorporated or in which it is operating, as the case may be, and is unaffiliated with a regulated financial group that is subject to consolidated supervision (a “non-U.S. shell bank”) or providing banking services indirectly to a non-U.S. shell bank (collectively, clauses (i) through (vi), a “Prohibited Investor”). Subscriber agrees to provide law enforcement agencies, if requested thereby, such records as required by applicable law; provided that Subscriber is permitted to do so under applicable law. Subscriber represents that (i) if it is a financial institution subject to the Bank Secrecy Act (31 U.S.C. Section 5311 et seq.), as amended by the USA PATRIOT Act of 2001, and its implementing regulations (collectively, the “BSA/PATRIOT Act”), that Subscriber, directly or indirectly through a third-party administrator, maintains policies and procedures to ensure compliance with its obligations under the BSA/PATRIOT Act, and (ii) to the extent required, directly or indirectly through a third-party administrator, it maintains policies and procedures reasonably designed to ensure compliance with the anti-corruption and anti-money laundering-related laws administered and enforced by other governmental authorities with competent jurisdiction. Subscriber also represents and warrants that it maintains policies and procedures reasonably designed to ensure compliance with Sanctions. Subscriber further represents and warrants that (i) none of the funds held by Subscriber and used to purchase the Shares are or will be derived from transactions directly or indirectly with or for the benefit of any Prohibited Investor, (ii) such funds are from legitimate sources and do not

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constitute the proceeds of criminal conduct or criminal property, (iii) such funds do not originate from and have not been routed through an account maintained at a non-U.S. shell bank and (iv) it maintains policies and procedures reasonably designed to ensure the funds held by Subscriber and used to purchase the Shares were legally derived and were not obtained, directly or indirectly, from a Prohibited Investor or from or through a non-U.S. shell bank.

(p) No foreign person (as defined in 31 C.F.R. Part 800.224) in which the national or subnational governments of a single foreign state have a substantial interest (as defined in 31 C.F.R. Part 800.244) will acquire a substantial interest in Pubco as a result of the purchase and sale of Subscribed Shares hereunder, and no foreign person will have control (as defined in 31 C.F.R. Part 800.208) over Pubco from and after the date hereof as a result of the purchase and sale of Subscribed Shares hereunder.

(q) If Subscriber is an employee benefit plan that is subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), a plan, an individual retirement account or other arrangement that is subject to section 4975 of the Code or an employee benefit plan that is a governmental plan (as defined in section 3(32) of ERISA), a church plan (as defined in section 3(33) of ERISA), a non-U.S. plan (as described in section 4(b)(4) of ERISA) or other plan that is not subject to the foregoing but may be subject to provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code, or an entity whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement (each, a “Plan”) subject to the fiduciary or prohibited transaction provisions of ERISA or section 4975 of the Code, Subscriber represents and warrants that (i) it has not relied on SPAC, the Company, Pubco, the Placement Agent or any of their respective affiliates (the “Transaction Parties”) for investment advice or as the Plan’s fiduciary with respect to its decision to acquire and hold the Subscribed Shares, and none of the Transaction Parties shall at any time be relied upon as the Plan’s fiduciary with respect to any decision to acquire, continue to hold or transfer the Subscribed Shares and (ii) the acquisition and holding of the Subscribed Shares will not constitute or result in a non-exempt prohibited transaction under ERISA, section 4975 of the Code or any applicable similar law.

(r) Subscriber has or has commitments to have and, when required to deliver payment pursuant to Section 1, Subscriber will have sufficient immediately available funds or XRP (as applicable) to pay the Subscription Price pursuant to Section 1. Subscriber is an entity having total liquid assets and net assets in excess of the Subscription Price as of the date hereof and as of each date the Subscription Price would be required to be funded to Pubco pursuant to Section 1.

(s) Subscriber acknowledges that it is not relying upon, and has not relied upon, any statement, representation or warranty made by any person, firm or corporation (including, without limitation, Pubco or SPAC, or any of their respective affiliates or Representatives, including the Placement Agent), other than the representations and warranties of Pubco and SPAC contained in Section 4, in making its investment or decision to invest in Pubco. Subscriber agrees that none of (i) any Other Advance Funding Subscriber pursuant to an Other Advance Funding Subscription Agreement or any other agreement related to the private placement of Shares (including the controlling persons, officers, directors, partners, agents or employees of any such Subscriber) nor (ii) the Placement Agent shall be liable (including, without limitation, for or with respect to any losses, claims, damages, obligations, penalties, judgments, awards, liabilities, costs, expenses or disbursements incurred by such person or entity), whether in contract, tort or otherwise, or have any liability or obligation to Subscriber or any Other Advance Funding Subscriber, or any person claiming through Subscriber or any Other Advance Funding Subscriber, pursuant to this Subscription Agreement or related to the private placement of the Subscribed Shares, the negotiation hereof or the subject matter hereof, or the transactions contemplated hereby, for any action heretofore or hereafter taken or omitted to be taken by any of the foregoing in connection with the purchase of the Subscribed Shares. Subscriber agrees not to commence any litigation or bring any claim against the Placement Agent in any court or any other forum which relates to, may arise out of, or is in connection with, this offering of the Subscribed Shares. This undertaking is given freely and after obtaining independent legal advice.

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(t) Subscriber acknowledges and agrees that (i) the Placement Agent is acting solely as Pubco’s placement agent in connection with the private placement of the Subscribed Shares and is not acting as an underwriter or in any other capacity and is not and shall not be construed as a fiduciary of the Subscriber, SPAC or any other person or entity in connection with the private placement of the Subscribed Shares, (ii) the Placement Agent has not made or will not make any representation or warranty, whether express or implied, of any kind or character and has not provided any advice or recommendation or acted as the Subscriber’s financial advisor or fiduciary in connection with an investment in Pubco or the private placement of the Subscribed Shares, and (iii) the Placement Agent will not have any responsibility with respect to (x) any representations, warranties or agreements made by any person or entity under or in connection with the private placement of the Subscribed Shares or any of the documents furnished pursuant thereto or in connection therewith, or the execution, legality, validity or enforceability (with respect to any person) or any thereof, or (y) the business, affairs, financial condition, operations, properties or prospects of, or any other matter concerning the Company, Pubco, SPAC or the private placement of the Subscribed Shares.

(u) Subscriber acknowledges that the Placement Agent is also acting as exclusive capital markets advisor to the Company and Pubco in connection with the Transactions.

(v) No broker, finder or other financial consultant is entitled to any brokerage or finder’s fee or commission to be paid by Subscriber solely in connection with the sale of the Subscribed Shares to Subscriber or has acted on behalf of Subscriber in connection with this Subscription Agreement or the transactions contemplated hereby in such a way as to create any liability on Pubco, the Company or SPAC.

(w) Subscriber acknowledges that (i) Pubco, the Company, SPAC and the Placement Agent currently may have, and later may come into possession of, information regarding Pubco, the Company or Ripple that is not known to the Subscriber and that may be material to a decision to enter into this transaction to purchase the Subscribed Shares (“Excluded Information”), (ii) the Subscriber has determined to enter into this transaction to purchase the Subscribed Shares notwithstanding its lack of knowledge of the Excluded Information, and (iii) none of Pubco, the Company, SPAC or the Placement Agent shall have liability to the Subscriber, and Subscriber hereby, to the extent permitted by law, waives and releases any claims it may have against Pubco, the Company, SPAC and the Placement Agent with respect to the non-disclosure of the Excluded Information.

(x) At all times on or prior to the Completion Date, Subscriber has no binding commitment to dispose of, or otherwise transfer (directly or indirectly), any of the Subscribed Shares, other than binding commitments it may have to transfer and/or pledge such Subscribed Shares upon the Transaction Closing to a prime broker under and in accordance with its prime brokerage agreement with such broker.

(y) Subscriber hereby agrees that neither it, nor any person or entity acting on its behalf or pursuant to any understanding with Subscriber, shall, directly or indirectly, engage in any hedging activities or execute any Short Sales with respect to the securities of SPAC or Pubco from the date of this Subscription Agreement until the Transaction Closing or the earlier termination of this Subscription Agreement in accordance with its terms. “Short Sales” shall mean all “short sales” as defined in Rule 200 of Regulation SHO under the Exchange Act and all short positions effected through any direct or indirect stock pledges (other than pledges in the ordinary course of business as part of prime brokerage arrangements), forward sale contracts, options, puts, calls, swaps and similar arrangements (including on a total return basis), short sales or other short transactions through non-U.S. broker dealers or foreign regulated brokers. Notwithstanding the foregoing, (i) nothing herein shall prohibit other entities under common management with Subscriber from entering into any Short Sales and (ii) in the case of a Subscriber that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of such Subscriber’s assets, the covenant set forth above shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to enter into the Subscription, subject in each of clauses (i) and (ii), to the obligations of Subscriber and such other entities under applicable law.

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(z) Subscriber is not currently (and at all times through the Transaction Closing will refrain from being or becoming) a member of a “group” (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision), including any group acting for the purpose of acquiring, holding or disposing of equity securities of SPAC or Pubco (within the meaning of Rule 13d-5(b)(1) under the Exchange Act).

(aa) Subscriber will not acquire a substantial interest (as defined in 31 C.F.R. Part 800.244) in Pubco as a result of the purchase and sale of the Subscribed Shares.

(bb) Subscriber acknowledges its obligations under applicable securities laws with respect to the treatment of non-public information relating to SPAC and Pubco.

(cc) Subscriber covenants that neither it, nor any affiliate acting on its behalf or pursuant to any understanding with it, has executed or will execute any purchases or sales of any of securities of SPAC during the period that commenced at the time that Subscriber first learned of the transactions contemplated hereunder and ending at such time that the transactions contemplated by this Subscription Agreement are first publicly announced pursuant to the initial press release as described in Section 9(u). Subscriber covenants that until such time as the transactions contemplated by this Subscription Agreement are publicly disclosed by SPAC pursuant to the initial press release as described in Section 9(u), Subscriber will maintain the confidentiality of the existence and terms of the Subscription and the Transactions and the transactions contemplated hereby. Notwithstanding the foregoing and notwithstanding anything contained in this Subscription Agreement to the contrary, SPAC and Pubco expressly acknowledge and agree that Subscriber shall have no duty of confidentiality as set forth in this Section 5(dd) to Pubco after the issuance of the initial press release as described in Section 9(u). Notwithstanding the foregoing, in the case that Subscriber is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of Subscriber’s assets and the portfolio managers have no direct knowledge of the investment decisions made by the portfolio managers managing other portions of Subscriber’s assets, the covenant set forth above shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Subscribed Shares covered by this Subscription Agreement.

(dd) Subscriber acknowledges and understands that XRP is a volatile asset and the value of the Custody XRP that may be returned to Subscriber hereunder may be less than the value of the Subscription Price initially transferred to the Cash Custody Account.

Section 6. Registration of Subscribed Shares.

(a) Subject to Section 6(b), Pubco agrees that, as soon as practicable but in no event later than thirty (30) calendar days following the Completion Date, Pubco will file with the Commission (at Pubco’s sole cost and expense) a registration statement registering the resale of the Subscribed Shares that are eligible for registration (determined as of two Business Days prior to such filing) (the “Registrable Securities” and such registration statement, the “Registration Statement”), and Pubco shall use its commercially reasonable efforts to have the Registration Statement declared effective as soon as practicable after the filing thereof, but in any event no later than seventy five (75) calendar days after the Completion Date (the “Effectiveness Deadline”); provided that the Effectiveness Deadline shall be extended by a maximum of ninety (90) calendar days after the Completion Date if the Registration Statement is reviewed by, and comments thereto are provided from, the Commission; provided, further, that Pubco shall request the Registration Statement declared effective promptly after the date Pubco is notified (orally or in writing, whichever is earlier) by the staff of the Commission that the Registration Statement will not be “reviewed” or will not be subject to further review; provided, further, that (i) if the Effectiveness Deadline falls on a Saturday, Sunday or other day that the Commission is closed for business, the Effectiveness Deadline shall be extended to the next Business Day on which the Commission is open for business and (ii) if the Commission is closed for operations due to a government shutdown, the Effectiveness Deadline shall be extended by the same number of calendar days as the number of calendar days during which

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the Commission remains closed. Pubco will provide a draft of the Registration Statement to Subscriber as promptly as reasonably practicable after the Completion Date, and in any event at least five (5) Business Days in advance of the date of filing the Registration Statement with the Commission. Unless otherwise agreed to in writing by Subscriber prior to the filing of the Registration Statement, Subscriber shall not be identified as a statutory underwriter in the Registration Statement unless the Commission requests that Subscriber be identified as a statutory underwriter; provided that if the Commission requests that Subscriber be identified as a statutory underwriter in the Registration Statement, Subscriber will have the opportunity to withdraw from the Registration Statement upon its prompt written request to Pubco. Notwithstanding the foregoing, if the Commission or its regulations prevent Pubco from including any or all of the Registrable Securities proposed to be registered under the Registration Statement due to limitations on the use of Rule 415 of the Securities Act for the resale of the Registrable Securities by the applicable stockholders or otherwise, such Registration Statement shall register for resale such number of Registrable Securities which is equal to the maximum number of Registrable Securities as is permitted by the Commission. In such event, the number of Registrable Securities shall be reduced pro rata among all such selling stockholders and as promptly as practicable after being permitted to register additional Registrable Securities under Rule 415 under the Securities Act, Pubco shall amend the Registration Statement or file one or more new Registration Statement(s) (with such amendment or new Registration Statement also being deemed to be a “Registration Statement” hereunder) to register such additional Registrable Securities and use commercially reasonable efforts to cause such amendment or Registration Statement(s) to become effective as promptly as practicable after the filing thereof, but in any event no later than thirty (30) calendar days after the filing of such Registration Statement (the “Additional Effectiveness Deadline”); provided that the Additional Effectiveness Deadline shall be extended to seventy five (75) calendar days after the filing of such Registration Statement, including any new Registration Statement or amended Registration Statement, if such Registration Statement is reviewed by, and comments thereto are provided from, the Commission; provided, further, that Pubco shall request that such Registration Statement be declared effective promptly after the date Pubco is notified (orally or in writing, whichever is earlier) by the staff of the Commission that such Registration Statement will not be “reviewed” or will not be subject to further review; provided, further, that (i) if such day falls on a Saturday, Sunday or other day that the Commission is closed for business, the Additional Effectiveness Deadline shall be extended to the next Business Day on which the Commission is open for business and (ii) if the Commission is closed for operations due to a government shutdown, the Effectiveness Deadline shall be extended by the same number of calendar days as the number of calendar days during which the Commission remains closed. Any failure by Pubco to file a Registration Statement by the Effectiveness Deadline or Additional Effectiveness Deadline shall not otherwise relieve Pubco of its obligations to file or effect a Registration Statement as set forth in this Section 6.

(b) Pubco agrees that, except for such times as Pubco is permitted hereunder to suspend the use of the prospectus forming part of a Registration Statement, Pubco will use its commercially reasonable efforts to cause such Registration Statement to remain effective with respect to Subscriber, including to prepare and file any post-effective amendment to such Registration Statement or a supplement to the related prospectus such that the prospectus will not include any untrue statement or a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, until the earliest to occur of (i) the date on which Subscriber ceases to hold any Registrable Securities issued pursuant to this Subscription Agreement, (ii) the first date on which Subscriber can sell all of its Registrable Securities issued pursuant to this Subscription Agreement (or shares received in exchange therefor) under Rule 144 of the Securities Act without limitation as to the manner of sale or the amount of such securities that may be sold and without the requirement for Pubco to be in compliance with the current public information required under Rule 144(c)(1) (or Rule 144(i)(2), if applicable), and (iii) three years from the date of effectiveness of the Registration Statement (the earliest of clauses (i) through (iii), the “End Date”). Prior to the End Date, Pubco (i) will use commercially reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of any Registration Statement as soon as reasonably practicable; (ii) file all reports, and provide all customary and reasonable cooperation, necessary to enable Subscriber to resell Registrable Securities pursuant to the Registration Statement; and (iii) qualify the Registrable Securities for listing on the Stock Exchange and update or amend the Registration Statement as necessary to include Registrable Securities. Pubco will use its

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commercially reasonable efforts to (A) for so long as Subscriber holds Registrable Securities, make and keep public information available (as those terms are understood and defined in Rule 144) and file with the Commission in a timely manner all reports and other documents required of Pubco under the Exchange Act so long as Pubco remains subject to such requirements to enable Subscriber to resell the Registrable Securities pursuant to Rule 144, (B) at the reasonable request of Subscriber, deliver all the necessary documentation to cause Pubco’s transfer agent to remove all restrictive legends from any Registrable Securities being sold under the Registration Statement or pursuant to Rule 144 at the time of sale of the Registrable Securities, and (C) cause its legal counsel to deliver to the transfer agent the necessary legal opinions required by the transfer agent, if any, in connection with the instruction under clause (B) upon the receipt of Subscriber representation letters and such other customary supporting documentation as requested by (and in a form reasonably acceptable to) such counsel. Subscriber agrees to disclose its beneficial ownership, as determined in accordance with Rule 13d-3 of the Exchange Act, of Registrable Securities to Pubco (or its successor) as may be reasonably required to enable Pubco to make the determination described above.

(c) Pubco’s obligations to include the Registrable Securities in the Registration Statement are contingent upon Subscriber furnishing in writing to Pubco a completed selling stockholder questionnaire in customary form that contains such information regarding Subscriber, the securities of Pubco held by Subscriber and the intended method of disposition of the Registrable Securities as shall be reasonably requested by Pubco to effect the registration of the Registrable Securities, and Subscriber shall execute such documents in connection with such registration as Pubco may reasonably request that are customary of a selling stockholder in similar situations, including providing that Pubco shall be entitled to postpone and suspend the effectiveness or use of the Registration Statement (i) during any customary blackout or similar period or as permitted hereunder and (ii) as may be necessary in connection with the preparation and filing of a post-effective amendment to the Registration Statement following the filing of Pubco’s Annual Report on Form 10-K for its first completed fiscal year following the effective date of the Registration Statement; provided that Pubco shall request such information from Subscriber, including the selling stockholder questionnaire, at least five (5) Business Days prior to the anticipated date of filing the Registration Statement with the Commission. In the case of the registration effected by Pubco pursuant to this Subscription Agreement, Pubco shall, upon reasonable request, inform Subscriber as to the status of such registration. Subscriber shall not be entitled to use the Registration Statement for an underwritten offering of Registrable Securities.

(d) Notwithstanding anything to the contrary contained herein, Pubco shall be entitled to delay or postpone the effectiveness of the Registration Statement, and from time to time require Subscriber not to sell under the Registration Statement or suspend the use or effectiveness of any such Registration Statement if (A) it determines in good faith that in order for the registration statement to not contain a material misstatement or omission, an amendment thereto would be needed, including as a result of any request by the Commission for any amendment or supplement to such Registration Statement or any prospectus relating thereto or for additional information, (B) such filing or use would materially affect a bona fide business or financing transaction of Pubco or would require premature disclosure of information that would materially adversely affect Pubco, (C) in the good faith judgment of the majority of the members of Pubco’s board of directors, such filing or effectiveness or use of such Registration Statement would be seriously detrimental to Pubco, (D) the majority of the members of Pubco’s board of directors determines to delay the filing or initial effectiveness of, or suspend use of, a Registration Statement and such delay or suspension arises out of, or is a result of, or is related to or is in connection with the SEC Guidance or future Commission guidance directed at special purpose acquisition companies or companies that have consummated a business combination with a special purpose acquisition company, or any related disclosure or related matters, (E) as may be necessary in connection with the preparation and filing of a post-effective amendment to the Registration Statement following the filing of Pubco’s Annual Report on Form 10-K for its first completed fiscal year following the effective date of the Registration Statement, or (F) Subscriber agrees that (1) it will immediately discontinue offers and sales of the Registrable Securities under the Registration Statement until Subscriber receives copies of a supplemental or amended prospectus (which Pubco agrees to use commercially reasonable efforts to promptly prepare) that corrects the misstatement(s) or omission(s) referred to in Section 6(d)(A) and receives notice that any post-effective

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amendment has become effective or unless otherwise notified by Pubco that it may resume such offers and sales and (2) it will maintain the confidentiality of any information included in such written notice delivered by Pubco unless otherwise required by law, subpoena or regulatory request or requirement (each such circumstance, a “Suspension Event”); provided that (w) Pubco shall not so delay filing or so suspend the use of the Registration Statement for a period of more than ninety (90) consecutive days or more than one hundred and twenty (120) total calendar days in any consecutive three hundred sixty (360) day period, or more than two (2) times in any consecutive three hundred sixty (360) day period and (x) Pubco shall use commercially reasonable efforts to make such registration statement available for the sale by Subscriber of such securities as soon as practicable thereafter.

(e) Upon receipt of any written notice from Pubco of the happening of (i) an issuance by the Commission of any stop order suspending the effectiveness of any Registration Statement or the initiation of any proceedings for such purpose, which notice shall be given no later than three (3) Business Days from the date of such event, (ii) any Suspension Event during the period that the Registration Statement is effective, or (iii) if as a result of a Suspension Event the Registration Statement or related prospectus contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made (in the case of the prospectus) not misleading, Subscriber agrees that (1) it will immediately discontinue offers and sales of the Registrable Securities under the Registration Statement until Subscriber receives copies of a supplemental or amended prospectus (which Pubco agrees to use commercially reasonable efforts to promptly prepare) that corrects the misstatement(s) or omission(s) referred to above and receives notice that any post-effective amendment has become effective or unless otherwise notified by Pubco that it may resume such offers and sales and (2) it will maintain the confidentiality of any information included in such written notice delivered by Pubco unless otherwise required by law, subpoena or regulatory request or requirement. If so directed by Pubco, Subscriber will deliver to Pubco or, in Subscriber’s sole discretion destroy, all copies of the prospectus covering the Registrable Securities in Subscriber’s possession; provided, however, that this obligation to deliver or destroy all copies of the prospectus covering the Registrable Securities shall not apply (w) to the extent Subscriber is required to retain a copy of such prospectus (A) in order to comply with applicable legal, regulatory, self-regulatory or professional requirements or (B) in accordance with a bona fide pre-existing document retention policy or (x) to copies stored electronically on archival servers as a result of automatic data back-up.

(f) For purposes of this Section 6, (i) “Registrable Securities” shall mean, as of any date of determination, the Registrable Securities and any other equity security issued or issuable with respect to the Registrable Securities by way of share split, dividend, distribution, recapitalization, merger, exchange, or replacement, and (ii) “Subscriber” shall include any person to which the rights under this Section 6 shall have been duly assigned.

(g) Pubco shall indemnify, defend and hold harmless Subscriber (to the extent Subscriber is a seller under the Registration Statement), the officers, directors, members, managers, partners, agents and employees of Subscriber, each person who controls Subscriber (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) and the officers, directors, members, managers, partners, agents and employees of each such controlling person, to the fullest extent permitted by applicable law, from and against any and all out-of-pocket and reasonably documented losses, claims, damages, liabilities, costs (including reasonable and documented external attorneys’ fees) and expenses (collectively, “Losses”) arising out of or caused by or based upon any untrue or alleged untrue statement of a material fact contained in the Registration Statement, any prospectus included in the Registration Statement or any form of prospectus or in any amendment or supplement thereto or in any preliminary prospectus, or any omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus or form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading, except to the extent that such untrue statements, alleged untrue statements, omissions or alleged omissions (1) are based upon information regarding Subscriber furnished in writing to Pubco by or on behalf of Subscriber expressly for use therein or Subscriber has omitted a material fact from such information or (2) result

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from or are in connection with any offers or sales effected by or on behalf of Subscriber in violation of Section 6(c). Notwithstanding the foregoing, Pubco’s indemnification obligations shall not apply to amounts paid in settlement of any Losses or action if such settlement is effected without the prior written consent of Pubco. Pubco shall provide Subscriber with an update on any threatened or asserted proceedings arising from or in connection with the transactions contemplated by this Section 6 of which Pubco receives notice whether oral or in writing.

(h) Subscriber shall, severally and not jointly with any other subscriber in the offering contemplated by this Subscription Agreement, indemnify, defend and hold harmless Pubco, its directors, officers, members, managers, partners, agents and employees, each person who controls Pubco (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), and the directors, officers, members, managers, partners, agents or employees of such controlling persons, to the fullest extent permitted by applicable law, from and against all Losses arising out of or based upon any untrue or alleged untrue statement of a material fact contained in any Registration Statement any prospectus included in the Registration Statement, or any form of prospectus, or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus, or any form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading to the extent, but only to the extent, that such untrue statements, alleged untrue statements, omissions or alleged omissions are based upon information regarding Subscriber furnished in writing to Pubco by or on behalf of Subscriber expressly for use therein. In no event shall the liability of Subscriber be greater in amount than the United States dollars amount of the net proceeds received by Subscriber upon the sale of the Registrable Securities giving rise to such indemnification obligation. Notwithstanding the forgoing, Subscriber’s indemnification obligation shall not apply to amounts paid in settlement of any Losses or action if such settlement is effected without the prior written consent of Subscriber (which consent shall not be unreasonably withheld or delayed).

(i) Any person or entity entitled to indemnification herein shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s or entity’s right to indemnification hereunder to the extent such failure has not prejudiced the indemnifying party) and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld, conditioned or delayed). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement), which settlement shall not include a statement or admission of fault and culpability on the part of such indemnified party, and which settlement shall include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

(j) The indemnification provided for under this Subscription Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling person or entity of such indemnified party and shall survive the transfer of the Registrable Securities pursuant to this Subscription Agreement.

(k) If the indemnification provided under this Section 6 from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any Losses, then the indemnifying

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party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such Losses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations; provided, however, that the liability of Subscriber shall be limited to the net proceeds received by such Subscriber from the sale of Registrable Securities giving rise to such indemnification obligation. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by (or not made by, in the case of an omission), or relates to information supplied by (or not supplied by, in the case of an omission), or on behalf of such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action. The amount paid or payable by a party as a result of the Losses shall be deemed to include, subject to the limitations set forth in this Section 6, any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 6(k) from any person or entity who was not guilty of such fraudulent misrepresentation. Notwithstanding anything to the contrary herein, in no event will any party be liable for punitive damages in connection with this Subscription Agreement or the transactions contemplated hereby.

(l) At any time and from time to time in connection with a bona-fide sale of Subscribed Shares effected in compliance with the requirements of Rule 144 under the Securities Act or through any broker-dealer sale transactions described in the plan of distribution set forth within any prospectus and pursuant to the Registration Statement, Pubco shall use its commercially reasonable efforts, subject to the receipt of customary documentation required from the holder of the applicable Subscribed Shares and broker in connection therewith and compliance with applicable laws, (i) promptly instruct its transfer agent to remove any restrictive legends applicable to the Subscribed Shares being sold and (ii) in connection with any sale made pursuant to Rule 144, cause its legal counsel to deliver reasonably requested legal opinions, if any, to the transfer agent in connection with the instruction under subclause (i). Subscriber may request that Pubco remove any legend from the book entry position evidencing its Subscribed Shares following the earliest of such time as such Subscribed Shares (i) (x) are subject to or (y) have been or are about to be sold or transferred pursuant to an effective registration statement (including the Registration Statement), or (ii) have been sold pursuant to Rule 144. Pubco shall be responsible for the fees of its transfer agent, its legal counsel (including for purposes of giving the opinion referenced herein) and all DTC fees associated with such issuance and the Subscriber shall be responsible for its fees or costs associated with such removal of the legend (including its legal fees or costs of its legal counsel); provided, that, notwithstanding the foregoing, Pubco will not be required to deliver any such opinion, authorization, certificate or direction if it reasonably believes that removal of the legend could result in or facilitate transfers of securities in violation of applicable law.

(m) With a view to making available to Subscriber the benefits of Rule 144 that permit Subscriber to sell securities of Pubco to the public without registration, Pubco agrees, for so long as Subscriber holds Subscribed Shares, to:

(i) make and keep current public information available, as those terms are understood and defined in Rule 144; and

(ii) use commercially reasonable efforts to file with the Commission in a timely manner all reports and other documents required of Pubco under the Exchange Act so long as Pubco remains subject to such requirements and the filing of such reports and other documents as may be required pursuant to the applicable provisions of Rule 144.

(n) Upon request, Pubco shall provide the Subscriber with contact information for the person responsible for Pubco’s account at the transfer agent to facilitate transfers made pursuant to this Section 6 and provide reasonable assistance to facilitate transfers. Pubco shall be responsible for the fees of its transfer agent

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and its legal counsel (including for purposes of giving the opinion referenced herein) associated with such issuance and the Subscriber shall be responsible for its fees or costs associated with such removal of the legend (including its legal fees or costs of its legal counsel).

Section 7. Termination. The obligations and restrictions of Section 6 and Section 9(u) of this Subscription Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, upon the earliest to occur of (a) such date and time as the BCA is terminated in accordance with its terms; (b) the mutual written agreement of the parties hereto to terminate this Subscription Agreement; or (c) twelve months from the date of this Subscription Agreement; provided that nothing herein will relieve any party from liability for any willful breach hereof prior to the time of termination, and each party will be entitled to any remedies at law or in equity to recover losses, liabilities or damages arising from such breach. Pubco shall notify Subscriber of the termination of the BCA promptly after the termination thereof. Upon the termination hereof in accordance with this Section 7, any cash or XRP held on behalf of Subscriber in connection herewith shall be returned in full to Subscriber in accordance with Section 2(d), without any deduction for or on account of any tax withholding except as required by law, charges or set-off.

Section 8. Trust Account Waiver. Subscriber hereby acknowledges that SPAC is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Subscriber further acknowledges that, as described in the final prospectus relating to SPAC’s initial public offering (“IPO”) filed with the SEC (File No. 333-286110) on May 21, 2025 (the “Prospectus”), substantially all of SPAC’s assets consist of the cash proceeds of SPAC’s IPO and a private placement of its securities and substantially all of those proceeds (including interest accrued from time to time thereon) have been deposited into a trust account (the “Trust Account”) for the benefit of SPAC and its public shareholders. As described in the Prospectus, the funds held from time to time in the Trust Account may only be released upon certain conditions. For good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Subscriber hereby agrees (on its own behalf and on behalf of its related parties) that it does not now and shall not at any time hereafter have any right, title, interest or claim of any kind (“Claim”) to, or to any monies or other assets in, the Trust Account, and hereby irrevocably waives (on its own behalf and on behalf of its related parties) any Claim to, or to any monies or other assets in, the Trust Account that it may have now or in the future as a result of, or arising out of, this Subscription Agreement, the transactions contemplated hereby or the Subscribed Shares, in or to any monies held in the Trust Account (or any distributions therefrom directly or indirectly to SPAC’s public shareholders). In the event that Subscriber has any Claim against SPAC as a result of, or arising out of, this Subscription Agreement, the Other Advance Funding Subscription Agreements, the transactions contemplated hereby and thereby, or the Subscribed Shares, Subscriber agrees not to seek recourse against the Trust Account or any funds distributed therefrom (it being clarified that such waiver shall not apply following the Transaction Closing to the Trust Account funds that are released from the Trust Account to SPAC or Pubco in connection with the Transactions). Subscriber acknowledges and agrees that such irrevocable waiver is a material inducement to SPAC to enter into this Subscription Agreement, and further intends and understands such waiver to be valid, binding, and enforceable against Subscriber in accordance with applicable law. To the extent Subscriber commences any action or proceeding based upon, in connection with, relating to or arising out of any matter relating to SPAC or its Representatives, which proceeding seeks, in whole or in part, monetary relief against SPAC or its Representatives, Subscriber hereby acknowledges and agrees that its sole remedy shall be against funds held outside of the Trust Account and that such claim shall not permit Subscriber (or any person claiming on Subscriber’s behalf or in lieu of Subscriber) to have any claim against the Trust Account (including any distributions therefrom) or any amounts contained therein. Nothing in this Section 8 shall be deemed to limit Subscriber’s right to distributions from the Trust Account in accordance with the SPAC Organizational Documents in respect of any redemptions by Subscriber in respect of SPAC Class A Common Shares acquired by any means. Notwithstanding anything in this Subscription Agreement to the contrary, the provisions of this Section 8 shall survive termination of this Subscription Agreement.

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Section 9. Miscellaneous.

(a) Subscriber hereby acknowledges that it shall be solely responsible for and bear the cost of all transfer, stamp, issue, registration, documentary or other similar taxes, duties, fees or charges arising in any jurisdiction in connection with the Subscription contemplated in this Subscription Agreement as well as the execution of this Subscription Agreement.

(b) Notwithstanding any other provision of this Subscription Agreement, Pubco and any of its Representatives shall be entitled to deduct and withhold from the Registrable Securities and any other amount payable pursuant to this Subscription Agreement (in connection with a future share split, dividend, distribution, recapitalization, merger, exchange, or replacement) any such taxes, duties, fees or other similar charges as may be required to be deducted and withheld from such amounts (and any other amounts treated as paid for applicable tax law) under the Code, or any other applicable tax law (as determined in good faith by the party so deducting or withholding in its sole discretion). To the extent that any amounts are so deducted and withheld, such deducted and withheld amounts shall be treated for all purposes of this Subscription Agreement as having been paid to the person in respect of which such deduction and withholding was made.

(c) All notices, requests, demands, claims, and other communications hereunder shall be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given (i) when delivered personally to the recipient, (ii) when sent by electronic mail, with no mail undeliverable or other rejection notice, on the date of transmission to such recipient, if sent on a Business Day prior to 5:00 p.m. New York City time, or on the Business Day following the date of transmission, if sent on a day that is not a Business Day or after 5:00 p.m. New York City time on a Business Day, (iii) one (1) Business Day after being sent to the recipient via overnight mail by reputable overnight courier service (charges prepaid), or (iv) four (4) Business Days after being mailed to the recipient by certified or registered mail, return receipt requested and postage prepaid, and, in each case, addressed to the intended recipient at its address specified on the signature page hereof or to such electronic mail address or address as subsequently modified by written notice given in accordance with this Section 9(c). A courtesy electronic copy of any notice sent by methods (i), (iii), or (iv) above shall also be sent to the recipient via electronic mail if an electronic mail address is provided in the applicable signature page hereof or to an electronic mail address as subsequently modified by written notice given in accordance with this Section 9(c).

(d) Subscriber acknowledges that Pubco, the Placement Agent and others, including SPAC and the Company, will rely on the acknowledgments, understandings, agreements, representations and warranties of Subscriber contained in this Subscription Agreement. Prior to the Transaction Closing, Subscriber agrees to promptly notify the Company, Pubco, SPAC and the Placement Agent if it becomes aware that any of the acknowledgments, understandings, agreements, representations and warranties of Subscriber set forth herein are no longer accurate in all material respects. Pubco acknowledges that Subscriber will rely on the acknowledgments, understandings, agreements, representations and warranties contained in this Subscription Agreement. Prior to the Transaction Closing, Pubco agrees to promptly notify Subscriber, if it becomes aware that any of the acknowledgments, understandings, agreements, representations and warranties of Pubco set forth herein are no longer accurate in all material respects.

(e) Each of the Company, Pubco, SPAC, the Placement Agent and Subscriber is irrevocably authorized to produce this Subscription Agreement or a copy hereof to any interested party as required by applicable law in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

(f) Each party hereto shall pay all of its own expenses in connection with this Subscription Agreement and the transactions contemplated herein.

(g) Neither this Subscription Agreement nor any rights that may accrue to Subscriber hereunder may be transferred or assigned by Subscriber. Neither this Subscription Agreement nor any rights that may

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accrue to the Company, Pubco or SPAC hereunder may be transferred or assigned by the Company, Pubco or SPAC without the prior written consent of Subscriber, other than in connection with the Transactions. Notwithstanding the foregoing, Subscriber may assign all or a portion of its rights and obligations under this Subscription Agreement to one or more of its affiliates (including other investment funds or accounts managed or advised by the Subscriber or an investment manager who acts on behalf of Subscriber) upon written notice to the Company, Pubco and SPAC or, with the Company, Pubco and SPAC’s prior written consent, to another person; provided that in the case of any such assignment, the assignee(s) shall become a Subscriber hereunder and have the rights and obligations and be deemed to make the representations and warranties of Subscriber provided for herein to the extent of such assignment; and provided, further, that no such assignment shall relieve the assigning Subscriber of its obligations hereunder if any such assignee fails to perform such obligations, unless the Company, Pubco and SPAC have given their prior written consent to such relief. Any purported assignment or transfer in violation of this Section 9(g) shall be null and void. In the event of such a transfer or assignment, Subscriber shall complete the form of assignment attached as Annex D hereto.

(h) All the agreements, representations and warranties made by each party hereto in this Subscription Agreement shall survive the Subscription Funding.

(i) Pubco and SPAC may request from Subscriber such additional information as Pubco or SPAC may reasonably determine to be necessary to evaluate the eligibility of Subscriber to acquire the Subscribed Shares and to register the Subscribed Shares for resale, and Subscriber shall promptly provide such information as may be reasonably requested, to the extent readily available and to the extent consistent with its internal policies and procedures; provided that Pubco and SPAC agree to keep any such information provided by Subscriber confidential, except (A) as required by the federal securities laws, rules or regulations, (B) to the extent such disclosure is required by other laws, rules or regulations, at the request of the staff of the Commission or regulatory agency or under the regulations of the Stock Exchange, and (C) to the extent disclosed to SPAC’s or Pubco’s lawyers, independent accountants and to other advisors and service providers who reasonably require such information in connection with the provision of services to such person, are advised of the confidential nature of such information and are obligated to keep such information confidential. Subscriber acknowledges that SPAC or Pubco may file a form of this Subscription Agreement with the Commission as an exhibit to a current or periodic report of SPAC or Pubco, an annex to a proxy statement of SPAC or Pubco or as an exhibit to a registration statement of Pubco.

(j) This Subscription Agreement may not be amended, modified or waived except by an instrument in writing, signed by each of the parties hereto; provided that no provision of this Agreement that references the Placement Agent may be amended, modified, terminated or waived in any manner that is adverse to the Placement Agent without the written consent of the Placement Agent.

(k) This Subscription Agreement constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof.

(l) Except with respect to the Placement Agent (who is a third-party beneficiary of the representations, warranties and covenants that reference the Placement Agent set forth herein) or the Other Advance Funding Subscribers (who are third-party beneficiaries of any provisions set forth in Section 1(e) and Section 2(d) to the extent such provisions reference the Advance Funding Subscribers) that as otherwise provided herein, this Subscription Agreement is intended for the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives, and permitted assigns and, except with respect to the Placement Agent or the Other Advance Funding Subscribers or as provided herein, is not for the benefit of, nor may any provision hereof be enforced by, any other person.

(m) The parties hereto acknowledge and agree that irreparable damage may occur in the event that any of the provisions of this Subscription Agreement were not performed in accordance with their specific terms

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or were otherwise breached and that money or other legal remedies may not be an adequate remedy for such damage. It is accordingly agreed that the parties shall be entitled to seek equitable relief, including in the form of an injunction or injunctions to prevent breaches or threatened breaches of this Subscription Agreement and to enforce specifically the terms and provisions of this Subscription Agreement, this being in addition to any other remedy to which such party is entitled at law, in equity, in contract, in tort or otherwise. The parties hereto acknowledge and agree that Pubco and SPAC shall be entitled to specifically enforce Subscriber’s obligations to fund the Subscription and the provisions of the Subscription Agreement, in each case, on the terms and subject to the conditions set forth herein. The parties hereto further acknowledge and agree: (x) to waive any requirement for the security or posting of any bond in connection with any such equitable remedy; (y) not to assert that a remedy of specific enforcement pursuant to this Section 9(m) is unenforceable, invalid, contrary to applicable law or inequitable for any reason; and (z) to waive any defenses in any action for specific performance, including the defense that a remedy at law would be adequate.

(n) If any provision of this Subscription Agreement shall be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Subscription Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect.

(o) No failure or delay by a party hereto in exercising any right, power or remedy under this Subscription Agreement, and no course of dealing between the parties hereto, shall operate as a waiver of any such right, power or remedy of such party. No single or partial exercise of any right, power or remedy under this Subscription Agreement by a party hereto, nor any abandonment or discontinuance of steps to enforce any such right, power or remedy, shall preclude such party from any other or further exercise thereof or the exercise of any other right, power or remedy hereunder. The election of any remedy by a party hereto shall not constitute a waiver of the right of such party to pursue other available remedies. No notice to or demand on a party not expressly required under this Subscription Agreement shall entitle the party receiving such notice or demand to any other or further notice or demand in similar or other circumstances or constitute a waiver of the rights of the party giving such notice or demand to any other or further action in any circumstances without such notice or demand.

(p) This Subscription Agreement may be executed and delivered in one or more counterparts (including by electronic mail, in .pdf or other electronic submission) and by different parties in separate counterparts, with the same effect as if all parties hereto had signed the same document. All counterparts so executed and delivered shall be construed together and shall constitute one and the same agreement.

(q) This Subscription Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, without regard to the principles of conflicts of laws that would otherwise require the application of the law of any other state.

(r) EACH PARTY AND ANY PERSON ASSERTING RIGHTS AS A THIRD PARTY BENEFICIARY HEREBY WAIVES ITS RESPECTIVE RIGHTS TO A TRIAL BY JURY OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OR RELATED TO THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IN ANY ACTION, PROCEEDING OR OTHER LITIGATION OF ANY TYPE BROUGHT BY ANY PARTY AGAINST ANY OTHER PARTY OR ANY AFFILIATE OF ANY OTHER SUCH PARTY, WHETHER WITH RESPECT TO CONTRACT CLAIMS, TORT CLAIMS OR OTHERWISE. THE PARTIES AGREE THAT ANY SUCH CLAIM OR CAUSE OF ACTION SHALL BE TRIED BY A COURT TRIAL WITHOUT A JURY. WITHOUT LIMITING THE FOREGOING, THE PARTIES FURTHER AGREE THAT THEIR RESPECTIVE RIGHT TO A TRIAL BY JURY IS WAIVED BY OPERATION OF THIS SECTION AS TO ANY ACTION, COUNTERCLAIM OR OTHER PROCEEDING WHICH SEEKS, IN WHOLE OR IN PART, TO CHALLENGE THE VALIDITY OR ENFORCEABILITY OF THIS SUBSCRIPTION AGREEMENT OR ANY PROVISION HEREOF. THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT.

25

(s) The parties agree that all disputes, legal actions, suits and proceedings arising out of or relating to this Subscription Agreement must be brought exclusively in the courts of the State of New York or the courts of the United States located in the Borough of Manhattan, New York City, New York (collectively, the “Designated Courts”). Each party hereby consents and submits to the exclusive jurisdiction of the Designated Courts. No legal action, suit or proceeding with respect to this Subscription Agreement may be brought in any other forum. Each party hereby irrevocably waives all claims of immunity from jurisdiction, and any objection which such party may now or hereafter have to the laying of venue of any suit, action or proceeding in any Designated Court, including any right to object on the basis that any dispute, action, suit or proceeding brought in the Designated Courts has been brought in an improper or inconvenient forum or venue. Each of the parties also agrees that delivery of any process, summons, notice or document to a party hereof in compliance with Section 9(c) of this Subscription Agreement shall be effective service of process for any action, suit or proceeding in a Designated Court with respect to any matters to which the parties have submitted to jurisdiction as set forth above.

(t) This Subscription Agreement may only be enforced against, and any claim, action, suit or other legal proceeding based upon, arising out of, or related to this Subscription Agreement, or the negotiation, execution or performance of this Subscription Agreement, may only be brought against the entities that are expressly named as parties hereto; except with respect to the provisions of this Agreement for which the Other Advance Funding Subscribers are an express third party beneficiary.

(u) SPAC shall (i) on the first (1st) Business Day immediately following the BCA Signing Date, issue a press release disclosing the material terms of the transactions contemplated hereby, and (ii) following the execution of the BCA, file with the Commission a Current Report on Form 8-K disclosing all material terms of this Subscription Agreement, the Other Advance Funding Subscription Agreements and the transactions contemplated hereby and thereby, and the Transactions, and including as exhibits thereto, the form of this Subscription Agreement, the Delayed Funding Subscription Agreements, the Ripple Party Subscription Agreements and the Series C Subscription Agreement, within the time required by the Exchange Act. From and after the issuance of such press release, SPAC represents to the Subscriber that it shall have publicly disclosed all material, non-public information regarding SPAC delivered to the Subscriber by or on behalf of SPAC or any of its officers, directors, employees or agents in connection with the transactions contemplated by this Subscription Agreement. Prior to the Transaction Closing, Subscriber shall not issue any press release or make any other similar public statement with respect to the transactions contemplated hereby without the prior written consent of SPAC and Pubco (such consent not to be unreasonably withheld or delayed). Notwithstanding anything in this Subscription Agreement to the contrary, each of SPAC and Pubco (i) shall not publicly disclose the name of Subscriber or any of its affiliates or advisers, or include the name of Subscriber or any of its affiliates or advisers in any press release, without the prior written consent of Subscriber and (ii) shall not publicly disclose the name of Subscriber or any of its affiliates or advisers, or include the name of Subscriber or any of its affiliates or advisers in any filing with the Commission or any regulatory agency or trading market, without the prior written consent of Subscriber, except (A) as required by the federal securities laws, rules or regulations, including in connection with the filing of a Registration Statement pursuant to Section 6(a), (B) to the extent such disclosure is required by other laws, rules or regulations, at the request of the staff of the Commission or regulatory agency or under the regulations of the Stock Exchange, or (C) to SPAC’s or Pubco’s lawyers, independent accountants and to other advisors and service providers who reasonably require such information in connection with the provision of services to such person, are advised of the confidential nature of such information and are obligated to keep such information confidential in which case of clauses (A) through (B), SPAC or Pubco, as applicable, shall provide Subscriber with prior written notice (including by e-mail) of such permitted disclosure, and shall reasonably consult with Subscriber regarding such disclosure. Subscriber will promptly provide any information reasonably requested by SPAC or Pubco for any regulatory application or filing made or approval sought in connection with the Transactions (including filings with the Commission). To the extent that any such information is publicly disclosed pursuant to the provisions hereunder, the parties agree that no further notice or consent is required for SPAC or Pubco to further disclose such information.

26

(v) The obligations of Subscriber under this Subscription Agreement are several and not joint with the obligations of any Other Advance Funding Subscriber or any other investor under the Other Advance Funding Subscription Agreements the Delayed Funding Subscription Agreements, the Ripple Party Subscription Agreements or the Series C Subscription Agreement, and Subscriber shall not be responsible in any way for the performance of the obligations of any Other Advance Funding Subscriber under this Subscription Agreement or any Other Advance Funding Subscriber under the Other Advance Funding Subscription Agreements. The decision of Subscriber to purchase Subscribed Shares pursuant to this Subscription Agreement has been made by Subscriber independently of any Other Advance Funding Subscriber or any other investor and independently of any information, materials, statements or opinions as to the business, affairs, operations, assets, properties, liabilities, results of operations, condition (financial or otherwise) or prospects of SPAC, Pubco or any of their respective affiliates or subsidiaries which may have been made or given by any Other Advance Funding Subscriber or investor or by any agent or employee of any Other Advance Funding Subscriber or investor, and neither Subscriber nor any of its agents or employees shall have any liability to any Other Advance Funding Subscriber or investor (or any other person) relating to or arising from any such information, materials, statements or opinions. Nothing contained herein or in any Other Advance Funding Subscription Agreement, and no action taken by Subscriber or Other Advance Funding Subscriber or other investor pursuant hereto or thereto, shall be deemed to constitute Subscriber and any Other Advance Funding Subscribers or other investors as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that Subscriber and any Other Advance Funding Subscribers or other investors are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by this Subscription Agreement and the Other Advance Funding Subscription Agreements. Subscriber acknowledges that no Other Advance Funding Subscriber has acted as agent for Subscriber in connection with making its investment hereunder and no Other Advance Funding Subscriber will be acting as agent of Subscriber in connection with monitoring its investment in the Subscribed Shares or enforcing its rights under this Subscription Agreement. Subscriber shall be entitled to independently protect and enforce its rights, including without limitation the rights arising out of this Subscription Agreement, and it shall not be necessary for any Other Advance Funding Subscriber or investor to be joined as an additional party in any proceeding for such purpose.

(w) The headings herein are for convenience only, do not constitute a part of this Subscription Agreement and shall not be deemed to limit or affect any of the provisions hereof. The language used in this Subscription Agreement will be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rules of strict construction will be applied against any party. Unless the context otherwise requires, (i) all references to Sections or Annexes are to Sections or Annexes contained in or attached to this Subscription Agreement, (ii) each accounting term not otherwise defined in this Subscription Agreement has the meaning assigned to it in accordance with United States generally accepted accounting principles, (iii) words in the singular or plural include the singular and plural and pronouns stated in either the masculine, the feminine or neuter gender shall include the masculine, feminine and neuter, (iv) the use of the word “including” in this Subscription Agreement shall be by way of example rather than limitation, and (v) the word “or” shall not be exclusive (i.e., unless context requires otherwise “or” shall be interpreted to mean “and/or” rather than “either/or”).

[Signature pages follow]

27

IN WITNESS WHEREOF, Pubco has accepted this Subscription Agreement as of the date first set forth above.

EVERNORTH HOLDINGS INC.

By:
Name:
Title:

Address for Notices:

Evernorth Holdings Inc.

600 Battery Street

San Francisco, CA 94111

Attention: Asheesh Birla

E-mail: asheesh@evernorth.xyz

with a copy (not to constitute notice) to:

Davis Polk & Wardwell LLP

450 Lexington Ave

New York, NY 10017

Email: dan.gibbons@davispolk.com; derek.dostal@davispolk.com

Attention: Dan Gibbons; Derek Dostal

[Signature Page to Advance Funding Subscription Agreement]

IN WITNESS WHEREOF, the Company has accepted this Subscription Agreement as of the date first set forth above.

PATHFINDER DIGITAL ASSETS LLC

By:
Name:
Title:

Address for Notices:

Pathfinder Digital Assets LLC

600 Battery Street

San Francisco, CA 94111

Attention: Asheesh Birla

E-mail: asheesh@evernorth.xyz

with a copy (not to constitute notice) to:

Davis Polk & Wardwell LLP

450 Lexington Ave

New York, NY 10017

Email: dan.gibbons@davispolk.com; derek.dostal@davispolk.com

Attention: Dan Gibbons; Derek Dostal

[Signature Page to Advance Funding Subscription Agreement]

IN WITNESS WHEREOF, SPAC has accepted this Subscription Agreement as of the date first set forth above.

ARMADA ACQUISITION CORP. II

By:
Name:
Title:

Address for Notices:

Armada Acquisition Corp. II

382 NE 191st St, Suite 52895

Miami, FL 33179-3899

Attention: Taryn Naidu, Chief Executive Officer

Email: taryn@arringtoncapital.com; finance@arringtoncapital.com with a copy (not to constitute notice) to:

Wilson Sonsini Goodrich & Rosati, P.C.

701 Fifth Avenue, Suite 5100

Seattle, WA 98104-7036

Attn: Patrick Schultheis

 Jeana S. Kim

 Nathan Robinson

Email: pschultheis@wsgr.com

 jskim@wsgr.com

 nrobinson@wsgr.com

[Signature Page to Advance Funding Subscription Agreement]

IN WITNESS WHEREOF, Subscriber has executed or caused this Subscription Agreement to be executed by its duly authorized representative as of the date set forth below.

Name of Subscriber: __________________________	State/Country of Formation or Domicile: ____
By: ________________________________________
Name: ________________________________________
Title: ________________________________________
Name in which Subscribed Shares are to be registered (if different): _________________________	Date: ________________
Subscriber’s EIN:
Entity Type (e.g., corporation, partnership, trust, etc.):
Business Address-Street: ___________________	Mailing Address-Street (if different): ____________
City, State, Zip: __________________________	City, State, Zip: __________________________
Attn: __________________________	Attn: _____________________________________
Telephone No.: __________________________	Telephone No.: ___________________________
Email for notices: __________________________	Email for notices (if different): ______________
Number of Shares subscribed for: ___________________
Wallet address for return of XRP, if applicable (if subscribing for XRP): ___________________

Form of Payment:

☐	Cash: $_______

☐	XRP: ______ XRP

[Signature Page to Advance Funding Subscription Agreement]

ANNEX A

CASH CUSTODY ACCOUNT WIRE INSTRUCTIONS

[Omitted.]

ANNEX B

XRP CUSTODY WALLET ADDRESS

[Omitted.]

ANNEX C

ELIGIBILITY REPRESENTATIONS OF SUBSCRIBER

This Annex C should be completed and signed by Subscriber and constitutes a part of the Subscription Agreement.

QUALIFIED INSTITUTIONAL BUYER STATUS (Please check the box, if applicable)

☐	Subscriber is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) (a “QIB”)

☐	We are subscribing for the Subscribed Shares as a fiduciary or agent for one or more investor accounts, and each owner of such account is a QIB.

**OR**

INSTITUTIONAL ACCREDITED INVESTOR STATUS (Please check the box, if applicable)

☐

Subscriber is an institutional “accredited investor” (within the meaning of Rule 501(a) under the Securities Act) or an entity in which all of the equity holders are accredited investors within the meaning of Rule 501(a) under the Securities Act, and has marked and initialed the appropriate box below indicating the provision under which it qualifies as an institutional “accredited investor.”

**AND**

FINRA INSTITUTIONAL INVESTOR STATUS (Please check the box)

☐	Subscriber is a “institutional investor” (as defined in FINRA Rule 2111).

**AND**

AFFILIATE STATUS

(Please check the applicable box)

SUBSCRIBER

☐	is:

☐	is not:

an “affiliate” (as defined in Rule 144 under the Securities Act) of SPAC, the Company or Pubco or acting on behalf of an affiliate of SPAC, the Company or Pubco.

Rule 501(a), in relevant part, states that an “accredited investor” shall mean any person who comes within any of the below listed categories, or who the issuer reasonably believes comes within any of the below listed categories, at the time of the sale of the securities to that person. Subscriber has indicated, by marking and initialing the appropriate box(es) below, the provision(s) below which apply to Subscriber and under which Subscriber accordingly qualifies as an “accredited investor.”

☐

Any bank, registered broker or dealer, insurance company, registered investment company, business development company, small business investment company, private business development company, or rural business investment company;

☐	Any investment adviser registered pursuant to section 203 of the Investment Advisers Act or registered pursuant to the laws of a state;

☐	Any investment adviser relying on the exemption from registering with the Commission under section 203(l) or (m) of the Investment Advisers Act;

☐

Any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000;

☐

Any employee benefit plan within the meaning of Title I of the Employee Retirement Income Security Act of 1974 (“ERISA”), if (i) the investment decision is made by a plan fiduciary, as defined in section 3(21) of ERISA, which is either a bank, a savings and loan association, an insurance company, or a registered investment adviser, (ii) the employee benefit plan has total assets in excess of $5,000,000 or, (iii) such plan is a self-directed plan, with investment decisions made solely by persons that are “accredited investors”;

☐

Any (i) corporation, limited liability company or partnership, (ii) Massachusetts or similar business trust, or (iii) organization described in section 501(c)(3) of the Internal Revenue Code, in each case that was not formed for the specific purpose of acquiring the securities offered and that has total assets in excess of $5,000,000;

☐

Any trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Section 230.506(b)(2)(ii) of Regulation D under the Securities Act;

☐

Any entity, other than an entity described in the categories of “accredited investors” above, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000;

☐

Any “family office,” as defined under the Investment Advisers Act that satisfies all of the following conditions: (i) with assets under management in excess of $5,000,000, (ii) that is not formed for the specific purpose of acquiring the securities offered, and (iii) whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment;

☐

Any “family client,” as defined under the Investment Advisers Act, of a family office meeting the requirements in the previous paragraph and whose prospective investment in the issuer is directed by such family office pursuant to the previous paragraph; or

☐	Any entity in which all of the equity owners are “accredited investors”.

Specify which tests:

☐	Any director, executive officer, or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

☐

Any natural person whose individual net worth, or joint net worth with that person’s spouse or spousal equivalent, exceeds $1,000,000. For purposes of calculating a natural person’s net worth: (a) the person’s primary residence shall not be included as an asset; (b) indebtedness that is secured by the person’s primary residence, up to the estimated fair market value of the primary residence at the time of the sale of securities, shall not be included as a liability (except that if the amount of such indebtedness outstanding at the time of sale of securities exceeds the amount outstanding 60 days before such time, other than as a result of the acquisition of the primary residence, the amount of such excess shall be included as a liability); and (c) indebtedness that is secured by the person’s primary residence in excess of the estimated fair market value of the primary residence at the time of the sale of securities shall be included as a liability;

☐

Any natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person’s spouse or spousal equivalent in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;

☐

Any natural person holding in good standing one or more professional certifications or designations or credentials from an accredited educational institution that the Commission has designated as qualifying an individual for accredited investor status; or

☐

Any natural person who is a “knowledgeable employee,” as defined in the Investment Company Act, of the issuer of the securities being offered or sold where the issuer would be an investment company, as defined in section 3 of such act, but for the exclusion provided by either section 3(c)(1) or section 3(c)(7) of such act.

**AND**

FINRA INSTITUTIONAL ACCOUNT STATUS (Please check the box)

☐	Subscriber is an “institutional account” under FINRA Rule 4512(c).

**AND**

EEA QUALIFIED INVESTOR (Please check the applicable box)

☐	Subscriber is a “qualified investor” (within the meaning of Article 2 of the EU Prospectus Regulation).

☐	Subscriber is not a resident in a member state of the European Economic Area.

**AND**

UK QUALIFIED INVESTOR (Please check the applicable box)

☐   Subscriber is a “qualified investor” (within the meaning of Article 2 of the UK Prospectus Regulation) who is also (i) an investment professional falling within Article the Order; (ii) a high net worth entity falling within Article 49(2)(a) to (d) of the Order; or (iii) a person to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) in connection with the issue or sale of the Subscribed Shares may be lawfully communicated or caused to be communicated.

☐	Subscriber is not resident in the United Kingdom.

This page should be completed by Subscriber and constitutes a part of the Subscription Agreement.

SUBSCRIBER:

Print Name:

By:
Name:
Title:

ANNEX D

FORM OF ASSIGNMENT

ASSIGNMENT, ASSUMPTION & JOINDER

TO

SUBSCRIPTION AGREEMENT

[●], 2025

This Assignment, Assumption & Joinder Agreement (this “Agreement”) is made as of the date written above by [●] (“Assignor”) and [●] (“Assignee”). Reference is made to that certain subscription agreement (the “Subscription Agreement”), dated as of [●], 2025, by and among, inter alios, Evernorth Holdings Inc. (“Pubco”) and Assignor. Capitalized terms used, but not defined, herein shall have the meaning ascribed to such terms in the Subscription Agreement.

1. Each of Assignee and Assignor, by their execution and delivery of this Agreement, agrees to the assignment to and assumption by Assignee of all of Assignor’s rights and benefits as the “Subscriber” or equivalent term under the Subscription Agreement and any other related documents as they apply to the “Subscriber” or equivalent term, including, for the avoidance of doubt, the right to purchase from Pubco at the Transaction Closing [all of the Shares][a portion of the shares] initially subscribed for by Assignor.

2. Assignee hereby acknowledges, agrees and confirms that, by its execution of this Agreement, Assignee shall be bound by all of the terms, obligations, provisions and conditions contained in the Subscription Agreement as they apply to the “Subscriber” thereunder and as if an original signatory thereto in such capacity.

3. Assignee hereby acknowledges, agrees and confirms that, by its execution of this Agreement, Assignee makes all of the representations and warranties of the Subscriber set forth in the Subscription Agreement as of the date hereof.

4. Assignor hereby acknowledges, agrees and confirms that, in accordance with Section 9(g) of the Subscription Agreement, Assignor shall remain liable for its obligations under the Subscription Agreement unless and until the Company, Pubco, and SPAC provide their prior written consent to relieve Assignor of such obligations, in which case Assignor shall be fully released from any and all obligations and liabilities under the Subscription Agreement, including liability for any breach by Assignee occurring after the date hereof.

5. This Agreement shall be governed by the governing law applicable to the Subscription Agreement.

6. This Agreement may be executed in two or more counterparts, each of which will be deemed an original but all of which together will constitute one and the same instrument.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the undersigned has executed this Agreement as of the date written above.

[●]

[By: [●]]

By:
Name:
Title:

ASSIGNEE:

Name of Assignee:	State/Country of Formation or Domicile: [●]

[●]

[By: [●]]

By:

Name:

Title:

Name in which Transferred Interest is to be registered (if different):	Date: [●]

Assignee’s EIN: [●]

Business Address	Mailing Address (if different):

[●]
[●]
Attn: [●]	Attn:

Telephone No.: [●]	Telephone No.:
Facsimile No.: [●]	Facsimile No.:

Number of Shares in Transferred Interest: [●]

Price Per Share: $[10.00]

Annex M

ADVANCE FUNDING SUBSCRIPTION AGREEMENT

This ADVANCE FUNDING SUBSCRIPTION AGREEMENT (this “Subscription Agreement”) is entered into on [●], 2025, by and among Evernorth Holdings Inc., a Nevada corporation (“Pubco”), Pathfinder Digital Assets LLC, a Delaware limited liability company (the “Company”), Armada Acquisition Corp. II, a Cayman Islands exempted company (“SPAC”), and the undersigned subscriber (“Subscriber”).

WHEREAS, on or about the date hereof, (a) SPAC, (b) Pubco, (c) Evernorth Corporate Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Pubco (“SPAC Merger Sub”), (d) Evernorth Company Merger Sub LLC, a Delaware limited liability company and a wholly owned subsidiary of Pubco (“Company Merger Sub”), (e) the Company, and (f) Ripple Labs Inc., a Delaware corporation (“Ripple”), entered into a business combination agreement (as amended, modified, supplemented or waived from time to time, the “BCA”);

WHEREAS, prior to the date of the Transaction Closing (as defined below) (the “Completion Date”), on the terms and subject to the conditions set forth in the BCA, SPAC will change its jurisdiction of incorporation such that it becomes a corporation organized under the laws of the State of Delaware (the “SPAC Domestication”);

WHEREAS, pursuant to and in accordance with the BCA, (a) Company Merger Sub will merge with and into the Company, with the Company continuing as the surviving company (the “Company Merger”), and with Ripple receiving one share of Class A common stock, par value $0.001 per share, of Pubco (“Pubco Class A Common Stock”) for each unit of the Company (each, a “Company Unit”) held by Ripple and exchanged subject to certain limitations on the initial holdings of Ripple and certain related entities included in the BCA, and (b) simultaneously with the Company Merger, SPAC Merger Sub will merge with and into SPAC, with SPAC continuing as the surviving entity (the “SPAC Merger” and, together with the Company Merger, the “Mergers” and, together with the other transactions contemplated by the BCA, the “Transactions”), with (x) shareholders of SPAC receiving one share of Pubco Class A Common Stock for each Class A ordinary share, par value $0.0001 per share, of SPAC (the “SPAC Class A Common Shares”) held by such shareholder, and (y) warrantholders of SPAC receiving one warrant to purchase Pubco Class A Common Stock for each warrant to purchase SPAC Class A Common Shares, par value $0.0001, of SPAC held by such warrantholders, and upon the Transaction Closing, Pubco will become a publicly traded company, all upon the terms and subject to the conditions set forth in the BCA;

WHEREAS, in connection with the Transactions, Subscriber desires to subscribe for and purchase from Pubco, on the date hereof, a number of shares of Pubco Class A Common Stock (the “Shares”) at a price of $10.00 per Share (the “Per Share Price”), payable in cash or by contribution of XRP in accordance with the terms of this Agreement, and Pubco desires to issue to Subscriber such Shares at the Transaction Closing (as defined below) in consideration of the payment or contribution of the Subscription Price (as defined below) by or on behalf of Subscriber to Pubco;

WHEREAS, on or about the date of this Subscription Agreement, SPAC, the Company and Pubco are entering into advance funding subscription agreements (the “Other Advance Funding Subscription Agreements” and, together with this Subscription Agreement, the “Advance Funding Subscription Agreements”) with certain other investors (the “Other Advance Funding Subscribers” and together with Subscriber, the “Advance Funding Subscribers”), pursuant to which the Other Advance Funding Subscribers have agreed to subscribe for and purchase shares of Pubco Class A Common Stock at the Per Share Price (such shares of the Other Advance Funding Subscribers, the “Other Advance Funding Subscribed Shares” and, together with the Subscribed Shares (as defined below), the “Advance Funding Shares”);

WHEREAS, on or about the date of this Subscription Agreement, SPAC, the Company and Pubco are entering into delayed funding subscription agreements (the “Delayed Funding Subscription Agreements”) with certain other investors (the “Delayed Funding Subscribers”), pursuant to which the Delayed Funding Subscribers have agreed to subscribe for and purchase Pubco Class A Common Stock in accordance with such Delayed Funding Subscription Agreements;

WHEREAS, on or about the date of this Subscription Agreement, SPAC, the Company and Pubco are entering into subscription agreements (the “Ripple Party Subscription Agreements”) with certain other investors that are affiliates of Ripple (the “Ripple Party Subscribers”), pursuant to which the Ripple Party Subscribers have agreed to subscribe for and purchase a number of shares of Pubco Class A Common Stock and Company Units in accordance with such Ripple Party Subscription Agreements;

WHEREAS, on or about the date of this Subscription Agreement, SPAC, the Company and Pubco are entering into a subscription agreement (the “Series C Subscription Agreement”) with Arrington XRP Capital Fund, LP, a Delaware limited partnership (the “Series C Subscriber”), pursuant to which such Series C Subscriber has agreed to subscribe for and purchase a number of shares of Pubco Class A Common Stock and a number of shares of Class C common stock, par value $0.001 per share, of Pubco, in accordance with such Series C Subscription Agreement;

WHEREAS, the parties hereto intend that the contributions of cash or XRP to Pubco (including through the release of any custody account or wallet holding cash or XRP as provided herein) in accordance with the terms of this Agreement in exchange for the subscription and purchase of the Shares by the Subscriber, taken together with (i) the contributions of cash or XRP to Pubco in exchange for the subscription of the Shares by any Other Advance Funding Subscribers, any Delayed Funding Subscribers, any Ripple Party Subscribers and the Series C Subscriber, pursuant to the terms of the applicable Subscription Agreements and each such subscriber and (ii) the Mergers, collectively, are undertaken pursuant to an integrated plan and constitute a single integrated transaction and will be treated for U.S. federal and applicable state and local income tax purposes as exchanges to which Section 351(a) of the Internal Revenue Code of 1986, as amended (the “Code”) (and, as applicable, Section 351(b) or Section 357(c) of the Code) apply.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants, and subject to the conditions herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

Section 1. Subscription and Subscription Funding. Subject to the terms and conditions hereof, Subscriber hereby irrevocably agrees to subscribe for and purchase from Pubco, and Pubco hereby agrees to issue to Subscriber on the Completion Date, upon release of the Custody XRP (as defined below) from the XRP Custody Wallet (as defined below) as prior payment or contribution of the Subscription Price (as defined below) by or on behalf of Subscriber to Pubco, the Subscribed Shares at the Transaction Closing (such subscription, the “Subscription”).

(a) Upon execution of this Subscription Agreement, Subscriber shall become obligated to pay or cause to be paid the Subscription Price to Pubco in accordance with Section 1(b) and Section 1(c) below (the “Subscription Funding”), and Pubco shall become obligated to issue the Subscribed Shares to Subscriber at the Transaction Closing.

(b) The Subscription Price shall be paid in either cash or XRP, at the Subscriber’s sole election, in such amounts as indicated in Subscriber’s signature page of this Subscription Agreement. For purposes of this Agreement:

(i) “Initial Subscribed Shares” means such number of Shares equal to the quotient of (i) the Subscription Price and (ii) the Per Share Price.

(ii) “Signing Date XRP Token VWAP” means the volume-weighted average price (“VWAP”) of XRP denominated in USD as quoted on the “CME CF XRP-Dollar Reference Rate - New York Variant” benchmark (with the reference ticker XRPUSD_NY) at 4:00 p.m. New York City time on the

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day immediately preceding the date on which the BCA is signed (such signing date, the “BCA Signing Date”).

(iii) “Subscribed Shares” means such number of Shares equal to (i) the Initial Subscribed Shares plus (ii) any Adjustment Shares (as defined below) issuable to the Subscriber in accordance with Section 3 hereof.

(iv) “Subscription Price” means (A) if Subscriber elects to subscribe for the Shares with cash, the amount of cash as is set forth on the signature page hereto or (B) if Subscriber elects to subscribe for the Shares with XRP, such amount (in USD) equal to the product of (x) the amount of XRP as is set forth on the signature page hereto (the “XRP Amount”) and (y) the Signing Date XRP Token VWAP.

(c) On or within four (4) Business Days following the date of this Agreement, Subscriber shall deliver:

(i) if Subscriber is delivering the Subscription Price in cash, an amount equal to the total Subscription Price, in such amount as indicated in Subscriber’s signature page to this Subscription Agreement (the “Transferred Funds”) by wire transfer of immediately available funds in U.S. dollars to the bank account specified on Annex A hereto (the “Cash Custody Account”) maintained pursuant to an account arrangement between Pubco and Silicon Valley Bank (“Cash Custodian”); and

(ii) if Subscriber is delivering the Subscription Price in XRP, the XRP Amount, free and clear of any liens, encumbrances or other restrictions, via transfer of the XRP Amount to an unencumbered XRP custody wallet maintained by BitGo Trust Company, Inc. (the “XRP Custodian”) or one of its affiliates at the address specified in Annex B hereto (the “XRP Custody Wallet”).

For the purposes of this Subscription Agreement, “Business Day” means a day, other than a Saturday, Sunday or other day on which commercial banks in New York City (New York) are not open for a full business day for the general transaction of business.

(d) On or following the date of this Agreement, Subscriber shall deliver to Pubco:

(i) a duly completed and executed Internal Revenue Service Form W-9 or appropriate Form W-8; and

(ii) such information as is reasonably requested by Pubco in order for Pubco to issue the Subscribed Shares to Subscriber.

(e) On or prior to the date hereof, Pubco and/or the Company shall enter into agreements with the Cash Custodian and the XRP Custodian or, in each case, agreements with one of their respective affiliates or other third-party liquidity providers and prime brokers (the “Liquidity Providers”) as necessary, for providing for the custody and purchase of XRP. Within ten (10) Business Days of the date hereof (the “Funding Period”), Pubco will instruct, on behalf of the Advance Funding Subscribers, the Cash Custodian to transfer all of the Transferred Funds (and any interest accrued thereon) from the Cash Custody Account to the XRP Custodian, to be held in escrow for the benefit of the Advance Funding Subscribers through the Completion Date (the “XRP Funds”). For the avoidance of doubt, Pubco may instruct, on behalf of the Advance Funding Subscribers, such Transferred Funds (and any interest accrued thereon) to be transferred to the XRP Custodian or any such Liquidity Provider immediately upon receipt of any amount of such funds from Subscribers at any time during the Funding Period. Promptly upon receipt of any amount of such XRP Funds and within the Funding Period, Pubco and/or the Company shall instruct, on behalf of the Advance Funding Subscribers, the XRP Custodian or the Liquidity Providers as the case may require, to use the XRP Funds to purchase XRP on behalf of the Advance Funding Subscribers (the “Purchased XRP”, together with the aggregate XRP Amount paid by all Subscribers subscribing in XRP, the “Custody XRP”) at the then-prevailing spot market price of XRP at the time of execution of the trade(s), which shall be disclosed to Pubco in advance. The Custody XRP shall be held in escrow in the XRP Custody Wallet in the name of Pubco but for the benefit of the Advance Funding Subscribers, for which the

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XRP Custodian or one of its affiliates serves as the XRP Custodian. Pubco and/or the Company shall cause the XRP Custodian and the Liquidity Providers to provide prompt written confirmation to Pubco and/or the Company upon completion of all XRP purchases, including details of the amount of the Purchased XRP, the execution price(s), and any fees incurred. Pubco shall notify Subscriber of the VWAP of all Purchased XRP as promptly as reasonably practicable following execution of the applicable trades.

(f) The obligations of Subscriber to consummate, or cause to be consummated, the transactions contemplated by this Subscription Agreement (including the Subscription Funding) are subject to the satisfaction or waiver by Subscriber of the additional condition that, on the date hereof, no Other Advance Funding Subscription Agreement (or other agreements or understandings (including side letters) entered into in connection therewith or in connection with the sale of the Other Advance Funding Subscribed Shares) shall have been amended, modified or waived in any manner that benefits any Other Advance Funding Subscriber unless the Subscriber shall have been offered in writing the same benefits (other than terms particular to the legal or regulatory requirements of such Other Advance Funding Subscriber or its affiliates or related persons).

Section 2. Transaction Closing and Release of Custody XRP.

(a) If the Transaction Closing occurs then, on the Completion Date, (i) Pubco shall deliver a written instruction to the XRP Custodian noting the requirement for the release of the Custody XRP and shall provide the XRP Custodian with the names of the Authorized Persons; (ii) upon receipt by the XRP Custodian of the required authorization by the Authorized Persons, the Custody XRP will be released from the XRP Custody Wallet and transferred to a digital asset wallet account designated in writing by Pubco; and (iii) upon such release of Custody XRP, Pubco shall deliver to Subscriber the Subscribed Shares in book-entry form, free and clear of any liens, encumbrances or other restrictions (other than those arising under state or federal securities laws), in the name of Subscriber. As promptly as practicable after the closing of the Transactions (the “Transaction Closing”), Pubco shall deliver to each Subscriber evidence from Pubco’s transfer agent of the issuance to Subscriber of the Subscribed Shares (in book entry form) on and as of the Completion Date.

(b) No fractional Shares will be issued. In determining such number of Subscribed Shares to be issued, such number shall be rounded down to the nearest whole share in the case of any resulting fractional number of Shares.

(c) The Subscribed Shares shall contain a legend in substantially the following form:

“THIS SECURITY HAS BEEN ACQUIRED FOR INVESTMENT AND WITHOUT A VIEW TO DISTRIBUTION AND HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR UNDER STATE SECURITIES LAWS. NO TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION OR OTHER DISPOSITION OF THIS SECURITY OR ANY INTEREST OR PARTICIPATION THEREIN MAY BE MADE EXCEPT (A) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR (B) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS AND, IN THE CASE OF CLAUSE (B), UNLESS THE ISSUER RECEIVES AN OPINION OF COUNSEL IN FORM AND SUBSTANCE SATISFACTORY TO THE ISSUER TO THE EFFECT THAT REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS. IN ADDITION, ANY SUCH TRANSFER OR OTHER DISPOSITION IS SUBJECT TO THE CONDITIONS CONTAINED IN AN ADVANCE FUNDING SUBSCRIPTION AGREEMENT, DATED [●], 2025. A COPY OF SUCH CONDITIONS WILL BE PROVIDED TO THE HOLDER HEREOF UPON REQUEST.”

(d) In the event that the Transaction Closing does not occur on or prior to the Outside Date (as defined in the BCA), unless otherwise agreed to in writing by Pubco, the Company, SPAC and Subscriber, Pubco (or Pubco’s designee) shall promptly (but in no event later than three (3) Business Days after the Outside Date)

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cause to be returned Subscriber’s pro rata portion (taking into account the Subscription Price paid by Subscriber and the corresponding subscription price paid by all Other Advance Funding Subscribers, the Ripple Party Subscribers and the Series C Subscriber) of (i) the Custody XRP (the “Liquidation XRP Portion”) and (ii) any Transferred Funds in the Cash Custody Account to Subscriber. Subscriber shall have the option to elect to receive the Liquidation XRP Portion either in cash or in XRP. To the extent Subscriber elects to receive the Liquidation XRP Portion in cash, Pubco, acting as agent of the Subscriber, will sell (or cause to be sold) Subscriber’s Liquidation XRP Portion at then-prevailing market prices and remit (i) the proceeds of such sale and (ii) any Transferred Funds in the Cash Custody Account to Subscriber by wire transfer in immediately available funds to the account specified by Subscriber. To the extent Subscriber elects to receive the Liquidation XRP Portion in XRP, Pubco will cause to be delivered Subscriber’s Liquidation XRP Portion to Subscriber at the wallet address specified by Subscriber in the signature page hereto. For the avoidance of doubt, the parties intend that the cash held in the Cash Custody Account (to the extent such Advance Funding Subscribers, Ripple Party Subscribers or Series C Subscriber fund their subscriptions in cash) and all XRP held in the XRP Custody Wallet be beneficially owned by the Advance Funding Subscribers, the Ripple Party Subscribers and the Series C Subscriber until such time as any such XRP is released to Pubco upon the Transaction Closing or returned to the Advance Funding Subscribers, the Ripple Party Subscribers and the Series C Subscriber.

(e) Subject to Section 2(d):

(i) until the Completion Date, the Company and Pubco covenant that the Custody XRP shall not be sold, transferred, pledged, hypothecated, or otherwise used as collateral to secure any indebtedness or obligation, and shall remain free and clear of all liens, charges, and encumbrances; and

(ii) the Custody XRP may not be released from the XRP Custody Wallet until (i) the earlier of either the (A) Completion Date or (B) termination of the BCA in accordance with its terms and (ii) such release has been authorized by the Authorized Persons (as defined below) designated by Pubco and SPAC to the XRP Custodian.

(f) The Company and SPAC must jointly authorize the release of the Custody XRP from the XRP Custody Wallet in accordance with this Section 2(f) through any of their respective authorized representatives (such representatives, the “Authorized Persons”). Any individual designated as an Authorized Person who is convicted of, or admits to, a “bad actor” disqualifying event described in Rule 506(d)(1)(i)-(viii) of the Securities Act (a “Disqualification Event”) shall be automatically removed and shall no longer serve as an Authorized Person. Upon becoming aware of any Disqualification Event affecting one its Authorized Persons, the applicable party shall promptly deliver written notice to the other party and to the XRP Custodian, which notice shall identify the Authorized Person to be removed and the name and contact information of the replacement Authorized Person.

(g) Pubco, the Company, SPAC and Subscriber acknowledge and agree that, for U.S. federal and applicable state, local and non-U.S. income tax purposes: (i)(A) the Subscription (in the event Subscriber’s Liquidation XRP Portion is not returned pursuant to Section 2(d) and Subscriber participates in the Transaction Closing), (B) any other subscriptions of Shares effected pursuant to the Advance Funding Subscription Agreements, the Delayed Funding Subscription Agreements, the Ripple Party Subscription Agreements and the Series C Subscription Agreement and (C) the Mergers, taken together, are undertaken pursuant to an integrated plan and constitute a single, integrated transaction among the parties and are intended to be treated for U.S. federal and applicable state and local income tax purposes as exchanges to which Section 351(a) (and, as applicable, Section 351(b) or Section 357(c) of the Code) apply; (ii) the Subscriber is intended to be treated as the owner of Subscriber’s portion of any cash in the Cash Custody Account and/or Custody XRP in the Custody XRP Wallet until the occurrence of either (A) the Transaction Closing (in which case such portion is intended to be treated at such time as transferred from the Subscriber to Pubco, with the Subscription being treated as set forth in Section 2(g)(i)(A)) or (B) the return to the Subscriber of the Liquidation XRP Portion (in which case Subscriber is intended to be treated as continuing to own such portion); and (iii) any income (or gain or loss) with

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respect to or resulting from the cash or XRP (or conversion of XRP into cash) treated as owned by the Subscriber pursuant to the foregoing clause (ii) shall be allocated (and reported to), and taken into account by, the Subscriber (clauses (i)-(iii), the “Intended Tax Treatment”). Pubco, the Company, SPAC and Subscriber agree to file, or cause to be filed, all income and withholding tax returns in a manner consistent with, and not to take any income or withholding tax position that is inconsistent with, the Intended Tax Treatment unless required by a determination within the meaning of Section 1313(a) of the Code.

Section 3. Closing Adjustment. Immediately prior to the Transaction Closing, for purposes of determining the number of Subscribed Shares, Pubco shall calculate the number of Adjustment Shares issuable to the Subscriber. For purposes of this Agreement, if the Closing Date XRP Token VWAP (as defined below) is greater than the Signing Date XRP Token VWAP, “Adjustment Shares” shall mean such number of Shares equal to the product of (i) the number of Initial Subscribed Shares issuable to such Subscriber and (ii) the difference between (1) the quotient of the Closing Date XRP Token VWAP and the Signing Date XRP Token VWAP and (2) one. For the avoidance of doubt, if the Closing Date XRP Token VWAP is less than or equal to the Signing Date XRP Token VWAP, the number of Adjustment Shares shall equal zero. For purposes of this Agreement, “Closing Date XRP Token VWAP” means the value of XRP denominated in USD as calculated using the “CME CF XRP-Dollar Reference Rate—New York Variant” benchmark (with the reference ticker XRPUSD_NY) by taking the arithmetic average of the quotes at 4:00 p.m. New York City time for each of the three days immediately preceding the Completion Date. For the avoidance of doubt, no fractional Adjustment Shares shall be issued, and any fractional Adjustment Share otherwise issuable shall be rounded down to the nearest whole share.

Section 4. SPAC and Pubco Representations and Warranties. Each of SPAC, solely with respect to the representations and warranties set forth below relating to SPAC, and Pubco, solely with respect to the representations and warranties set forth below relating to Pubco, represents and warrants to Subscriber as of the date hereof, that:

(a) SPAC (i) is validly existing and in good standing under the laws of its jurisdiction of incorporation, (ii) has the requisite corporate power and authority to own, lease and operate its properties, to carry on its business as it is now being conducted and to enter into and perform its obligations under this Subscription Agreement, and (iii) is duly licensed or qualified to conduct its business and, if applicable, is in good standing under the laws of each jurisdiction (other than its jurisdiction of incorporation) in which the conduct of its business or the ownership of its properties or assets requires such license or qualification, except, with respect to the foregoing clause (iii), where the failure to be in good standing would not reasonably be expected to have a SPAC Material Adverse Effect. For purposes of this Subscription Agreement, a “SPAC Material Adverse Effect” means an event, change, development, occurrence, condition or effect with respect to SPAC that, individually or in the aggregate, would reasonably be expected to have a material adverse effect on SPAC’s ability to consummate the transactions contemplated by this Subscription Agreement.

(b) Pubco (i) is validly existing under the laws of the State of Nevada, (ii) has the requisite corporate power and authority to own, lease and operate its properties and to conduct its business as it is now being conducted, and (iii) is duly licensed or qualified and in good standing (to the extent applicable) in all jurisdictions in which its ownership of property or character of its activities is such as to require it to be so licensed or qualified, except, with respect to the foregoing clause (iii), where the failure to be so licensed or qualified has not and would not, individually or in the aggregate, reasonably be expected to have a Pubco Material Adverse Effect. For purposes of this Subscription Agreement, a “Pubco Material Adverse Effect” means an event, change, development, occurrence, condition or effect with respect to Pubco that, individually or in the aggregate, would reasonably be expected to have a material adverse effect on Pubco’s ability to consummate the transactions contemplated by this Subscription Agreement.

(c) The issuance and sale of the Subscribed Shares, when issued pursuant to this Subscription Agreement (subject to the receipt of the Subscription Price in accordance with the terms of this Subscription

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Agreement and registration with Pubco’s transfer agent), will have been duly authorized by Pubco and, when issued and delivered to Subscriber (or its nominee in accordance with the Subscriber’s delivery instructions), will be validly issued, fully paid and free and clear of all liens or other restrictions (other than those arising under this Subscription Agreement or the BCA, Pubco’s amended and restated articles of incorporation, bylaws or other similar organizational documents (the “Pubco Organizational Documents”) or applicable securities laws), and will not have been issued in violation of, or subject to, any preemptive or similar rights created under the Pubco Organizational Documents (as in effect at such time of issuance) or under Chapter 78 of the Nevada Revised Statutes.

(d) This Subscription Agreement has been duly authorized, validly executed and delivered by SPAC and Pubco, and assuming the due authorization, execution and delivery of the same by the Company and Subscriber, this Subscription Agreement shall constitute the valid and legally binding obligation of SPAC and Pubco, enforceable against each of SPAC and Pubco in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors generally and by the availability of equitable remedies (collectively, the “Enforceability Exceptions”).

(e) Assuming the accuracy of the representations and warranties of Subscriber set forth in Section 5, the execution and delivery of this Subscription Agreement by SPAC, the compliance by SPAC with all of the provisions of this Subscription Agreement applicable to SPAC and the consummation of the transactions contemplated herein will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of SPAC pursuant to the terms of any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which SPAC is a party or by which SPAC is bound or to which any of the property or assets of SPAC is subject, (ii) conflict with or violate any provision of, or result in the breach of, SPAC’s amended and restated memorandum and articles of association (the “SPAC Organizational Documents”), or (iii) conflict with or result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental authority with competent jurisdiction over SPAC or any of its properties except, in the case of clauses (i) and (iii), for such violations, conflicts, breaches, defaults or liens, charges or encumbrances which would not, individually or in the aggregate, reasonably be expected to have a SPAC Material Adverse Effect.

(f) Assuming the accuracy of the representations and warranties of Subscriber set forth in Section 5, the execution and delivery of this Subscription Agreement, the issuance of the Subscribed Shares hereunder, the compliance by Pubco with all of the provisions of this Subscription Agreement applicable to Pubco and the consummation of the transactions contemplated herein will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of Pubco pursuant to the terms of any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which Pubco is a party or by which Pubco is bound or to which any of the property or assets of Pubco is subject, (ii) conflict with or violate any provision of, or result in the breach of, the Pubco Organizational Documents, or (iii) conflict with or result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental authority with competent jurisdiction over Pubco or any of its properties except, in the case of clauses (i) and (iii), for such violations, conflicts, breaches, defaults or liens, charges or encumbrances which would not, individually or in the aggregate, reasonably be expected to have a Pubco Material Adverse Effect.

(g) Assuming the accuracy of the representations and warranties of Subscriber set forth in Section 5, neither SPAC nor Pubco is required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or governmental authority with competent jurisdiction, self-regulatory organization (including any stock exchange on which the Pubco Class A Common Stock will be listed (the “Stock Exchange”)) or other person in connection with the execution, delivery and performance of this Subscription Agreement, other than (i) filings required by applicable state securities laws, (ii) the filing of the Registration Statement (as defined below) pursuant to Section 6, (iii) filings required by the

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Securities Act of 1933, as amended (the “Securities Act”), the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules of the United States Securities and Exchange Commission (the “Commission”), including the registration statement on Form S-4 with respect to the Transactions and the proxy statement/prospectus included therein, (iv) filings required by the Stock Exchange, including with respect to obtaining SPAC shareholder approval of the Transactions and the listing of Pubco Class A Common Stock, (v) filings required to consummate the Transactions as provided under the BCA, (vi) filings in connection with or as a result of any publicly available written guidance, comments, requirements or requests of the SEC staff under the Securities Act (the “SEC Guidance”), (vii) filings in connection with the SPAC Domestication, and (viii) those the failure of which to obtain would not reasonably be expected to have a SPAC Material Adverse Effect or a Pubco Material Adverse Effect, as applicable.

(h) Except for such matters as have not had and would not reasonably be expected to have a Pubco Material Adverse Effect, there is no (i) suit, action, proceeding or arbitration before a governmental authority or arbitrator with competent jurisdiction pending, or, to the knowledge of Pubco, threatened in writing against Pubco or (ii) judgment, decree, injunction, ruling or order of any governmental authority or arbitrator with competent jurisdiction outstanding against Pubco.

(i) Assuming the accuracy of Subscriber’s representations and warranties set forth in Section 5, no registration under the Securities Act or any state securities (or Blue Sky) laws is required for the offer and sale of the Subscribed Shares by Pubco to Subscriber.

(j) Neither Pubco nor any person acting on its behalf has engaged or will engage in any form of general solicitation or general advertising (within the meaning of Regulation D) in connection with any offer or sale of the Subscribed Shares. The Subscribed Shares are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act or any state securities laws. Neither Pubco nor any person acting on its behalf (other than the Company and its persons acting on its behalf in such capacity, as to whom neither SPAC nor Pubco make any representations) has, directly or indirectly, at any time within the past thirty (30) calendar days, (i) made any offer or sale of any security or solicitation of any offer to buy any security under circumstances that would eliminate the availability of the exemption from registration under Section 4(a)(2) of the Securities Act in connection with the offer and sale by Pubco of the Subscribed Shares as contemplated hereby or the Other Advance Funding Subscribed Shares as contemplated by the Other Advance Funding Subscription Agreements, or (ii) offered or sold any securities that would reasonably be expected to subject the offer, issuance or sale of the Subscribed Shares or the Other Advance Funding Subscribed Shares, as contemplated hereby, to the registration provisions of the Securities Act.

(k) SPAC is in compliance in all material respects with, and has not received any written communication from, a governmental authority with competent jurisdiction that alleges that SPAC is not in compliance in all material respects with, or is in default or violation of, the applicable provisions of (i) the Securities Act and the Exchange Act, (ii) the rules and regulations of the Commission, and (iii) the rules of the Stock Exchange, except, in each case, where such non-compliance, default, or violation would not, individually or in the aggregate, reasonably be expected to have a SPAC Material Adverse Effect. For the avoidance of doubt, this representation and warranty shall not apply to the extent any of the foregoing matters arise from or relate to the SEC Guidance.

(l) Pubco is in compliance in all material respects with, and has not received any written communication from, a governmental authority with competent jurisdiction that alleges that Pubco is not in compliance in all material respects with, or is in default or violation of, the applicable provisions of (i) the Securities Act and the Exchange Act, (ii) the rules and regulations of the Commission, and (iii) the rules of the Stock Exchange, except, in each case, where such non-compliance, default, or violation would not, individually or in the aggregate, reasonably be expected to have a Pubco Material Adverse Effect. For the avoidance of doubt, this representation and warranty shall not apply to the extent any of the foregoing matters arise from or relate to the SEC Guidance.

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(m) Upon the Transaction Closing, the Pubco Class A Common Stock will be registered pursuant to Section 12(b) of the Exchange Act and will be listed for trading on the Stock Exchange, and the Pubco Class A Common Stock will be approved for listing on the Stock Exchange or another national securities exchange, subject to official notice of issuance.

(n) No broker or finder is entitled to any brokerage or finder’s fee or commission solely in connection with the sale of the Subscribed Shares to Subscriber.

(o) When issued, all issued and outstanding Pubco Class A Common Stock will have been duly authorized and validly issued, will be fully paid and non-assessable and will not be subject to preemptive or similar rights. Other than the subsidiaries of Pubco to be formed after the date hereof pursuant to the BCA, Pubco has no subsidiaries and does not own, directly or indirectly, interests or investments (whether equity or debt) in any person, whether incorporated or unincorporated. There are no shareholder agreements, voting trusts or other agreements or understandings to which Pubco is a party or by which it is bound relating to the voting of any Pubco Class A Common Stock or Pubco Class B Common Stock or other equity interests in Pubco, other than as contemplated by the BCA or as described in the forms, reports, schedules, statements, registration statements, prospectuses, and other documents filed or furnished as of the date hereof by SPAC with the Commission under the Securities Act and/or the Exchange Act (collectively, and together with any amendments, restatements or supplements thereto, the “SEC Documents”). There are no securities or instruments issued by or to which SPAC is a party containing anti-dilution or similar provisions that will be triggered, and not fully waived by the holder of such securities or instruments pursuant to a written agreement or consent, by the issuance of the Advance Funding Shares, in each case, that have not been or will not be validly waived on or prior to the Completion Date.

(p) All Subscription Agreements in respect of the Advance Funding Shares reflect the same Per Share Price and substantially the same other material terms and conditions with respect to the purchase of Shares that are no more favorable in the aggregate to the Other Advance Funding Subscribers than the material terms of this Subscription Agreement are to the Subscriber (other than any terms particular to the regulatory requirements of such investor or its affiliates or related funds that are mutual funds or are otherwise subject to regulations related to the timing of funding and the issuance of the related Shares).

(q) Pubco is not, and immediately after receipt of payment for the Subscribed Shares and the Transaction Closing, will not be, subject to registration as an “investment company” under the meaning of the Investment Company Act.

(r) Neither Pubco nor any of its controlled affiliates (i) is, or will be at or immediately after the Transaction Closing, a person of a country of concern, as such term is defined in 31 C.F.R. § 850.221 (a “Covered Person”), (ii) directly or indirectly hold, or will hold at or immediately after the Transaction Closing, a board seat on, a voting or equity interest in, or any contractual power to direct or cause the direction of the management or policies of, any Covered Person, or (iii) is engaged, or has plans to engage, or will be engaged at or immediately after the Transaction Closing, directly or indirectly, in a “covered activity,” as such term is defined in 31 C.F.R. § 850.208.

Section 5. Subscriber Representations and Warranties. Subscriber represents and warrants to Pubco, the Company and SPAC, as of the date hereof and as of the Transaction Closing, that:

(a) If Subscriber is a legal entity, Subscriber (i) has been duly formed and is validly existing and in good standing under the laws of its jurisdiction of formation or incorporation and (ii) has the requisite power and authority to enter into, and perform its obligations under, this Subscription Agreement. If Subscriber is an individual, Subscriber has the legal competence and capacity to enter into and perform its obligations under this Subscription Agreement.

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(b) If Subscriber is a legal entity, this Subscription Agreement has been duly authorized, validly executed and delivered by Subscriber. If Subscriber is an individual, Subscriber’s signature is genuine and the signatory has the legal competence and capacity to execute this Subscription Agreement. Assuming the due authorization, execution and delivery of the same by Pubco, the Company and SPAC, this Subscription Agreement shall constitute the valid and legally binding obligation of Subscriber, enforceable against Subscriber in accordance with its terms, subject to the Enforceability Exceptions.

(c) If Subscriber is paying the Subscription Price in XRP, (i) Subscriber has all rights, title and interest in and to the XRP to be contributed by it to Pubco pursuant to this Subscription Agreement, (ii) such XRP is held in a digital wallet held or operated by or on behalf of Subscriber at or by an appropriately regulated custodian and/or in accordance with industry-standard security practices (the “Subscriber Digital Wallet”) and neither such XRP nor such Subscriber Digital Wallet is subject to any liens, encumbrances or other restrictions, other than under the user agreement and/or terms and conditions associated with such Subscriber Digital Wallet, (iii) Subscriber has taken commercially reasonable steps to protect its Subscriber Digital Wallet and such XRP and (iv) Subscriber has the exclusive ability to control such Subscriber Digital Wallet, including by use of “private keys” or other equivalent means or through custody arrangements or other equivalent means.

(d) The execution, delivery and performance of this Subscription Agreement, the purchase of the Subscribed Shares hereunder, the compliance by Subscriber with all of the provisions of this Subscription Agreement and the consummation of the transactions contemplated herein do not and will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of Subscriber (or any of its subsidiaries, if Subscriber is a legal entity) pursuant to the terms of (i) any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which Subscriber or any of its subsidiaries is a party or by which Subscriber (or any of its subsidiaries, if Subscriber is a legal entity) is bound or to which any of the property or assets of Subscriber (or any of its subsidiaries, if Subscriber is a legal entity) is subject; (ii) if Subscriber is a legal entity, conflict with or violate any provision of, or result in the breach of, the articles of association, bylaws or other similar organizational documents of Subscriber (or any of its subsidiaries); or (iii) conflict with or result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental authority, agency or body, domestic or foreign, having jurisdiction over Subscriber (or any of its subsidiaries, if Subscriber is a legal entity) or any of its properties (or the properties of any of its subsidiaries, if Subscriber is a legal entity) that, in the case of clauses (i) and (iii), would reasonably be expected, individually or in the aggregate, to have a Subscriber Material Adverse Effect. For purposes of this Subscription Agreement, a “Subscriber Material Adverse Effect” means an event, change, development, occurrence, condition or effect with respect to the Subscriber that, individually or in the aggregate, would reasonably be expected to materially impair or materially delay Subscriber’s ability or legal authority to perform its obligations under this Subscription Agreement, including the purchase of the Subscribed Shares.

(e) Subscriber (i) is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act), an “accredited investor” (within the meaning of Rule 501(a)(1), (2), (3), or (7) under the Securities Act) satisfying the applicable requirements set forth on Annex C or Annex D hereto, or an institutional account as defined in FINRA Rule 4512(c), (ii) is an “institutional investor” (as defined in FINRA Rule 2111), (iii) if located or resident in a member state of the European Economic Area, is a “qualified investor” within the meaning of Article 2 of Regulation (EU) 2017/1129 (as amended, the “EU Prospectus Regulation”), (iv) if located or resident in the United Kingdom, is a “qualified investor” within the meaning of Article 2 of Regulation (EU) 2017/1129 as it forms part of domestic law in the United Kingdom by virtue of the European Union (Withdrawal) Act 2018 (the “UK Prospectus Regulation”) who is also (x) an investment professional falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Order”); (y) a high net worth entity falling within Article 49(2)(a) to (d) of the Order; or (z) a person to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (as amended, the “FSMA”)) in connection with the issue or sale of the Subscribed Shares may be lawfully communicated or caused to be communicated, (v) is acquiring the

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Subscribed Shares only for its own account and not for the account of others, or if Subscriber is subscribing for the Subscribed Shares as a fiduciary or agent for one or more investor accounts, each owner of such account is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) or an institutional “accredited investor” (within the meaning of Rule 501(a) under the Securities Act) and Subscriber has sole investment discretion with respect to each such account, and the full power and authority to make the acknowledgements, representations, warranties and agreements herein on behalf of each owner of each such account, and (vi) is not acquiring the Subscribed Shares with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act or other applicable securities laws; and shall provide or has provided Pubco with the requested information on Annex C or Annex D following the signature page hereto. Subscriber is not an entity formed for the specific purpose of acquiring the Subscribed Shares.

(f) Subscriber (i) is an institutional account as defined in FINRA Rule 4512(c), (ii) is a sophisticated investor, experienced in investing in business transactions and capable of evaluating investment risks independently, both in general and with regard to all transactions and investment strategies involving a security or securities and (iii) has exercised independent judgment in evaluating its participation in the purchase of the Subscribed Shares. Accordingly, Subscriber acknowledges that the offering meets (i) the exemptions from filing under FINRA Rule 5123(b)(1)(A), (C) or (J) and (ii) the institutional customer exemption under FINRA Rule 2111(b).

(g) Subscriber acknowledges and agrees that the Subscribed Shares are being offered in a transaction not involving any public offering within the meaning of the Securities Act and that the Subscribed Shares have not been registered under the Securities Act and that Pubco, the Company and SPAC are not required to register the Subscribed Shares except as set forth in Section 6. Subscriber acknowledges and agrees that the Subscribed Shares may not be offered, resold, transferred, pledged or otherwise disposed of by Subscriber absent an effective registration statement under the Securities Act, except (i) to Pubco or a subsidiary thereof, (ii) pursuant to an applicable exemption from the registration requirements of the Securities Act, and, in each of clauses (i)-(ii), in accordance with any applicable securities laws of the states and other jurisdictions of the United States, and that any certificates or account entries representing the Subscribed Shares shall contain a restrictive legend to such effect. Subscriber acknowledges and agrees that the Subscribed Shares will be subject to these securities law transfer restrictions, and as a result of these transfer restrictions, Subscriber may not be able to readily offer, resell, transfer, pledge or otherwise dispose of the Subscribed Shares and may be required to bear the financial risk of an investment in the Subscribed Shares for an indefinite period of time. Subscriber acknowledges and agrees that, unless the Subscribed Shares are earlier registered on a Registration Statement, the Subscribed Shares will not be eligible for offer, resale, transfer, pledge or disposition pursuant to Rule 144 promulgated under the Securities Act (“Rule 144”) until at least one year from the date Pubco is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, among other requirements. Subscriber acknowledges and agrees that it has been advised to consult legal counsel prior to making any offer, resale, pledge or transfer of any of the Subscribed Shares.

(h) Subscriber understands and agrees that Subscriber is purchasing the Subscribed Shares directly from Pubco. Subscriber further acknowledges that there have not been, and Subscriber hereby agrees that it is not relying on, any representations, warranties, covenants or agreements made to Subscriber by Pubco, the Company or SPAC or any of their respective affiliates or any of such person’s or its or their respective affiliates’ control persons, officers, directors, partners, members, managing members, managers, agents, employees or other representatives, legal counsel, financial or tax advisors, accountants or agents (collectively, “Representatives”), any other party to the Transactions or any other person or entity, expressly or by implication, other than those representations, warranties, covenants and agreements of Pubco expressly set forth in this Subscription Agreement, and Subscriber is not relying on any other purported representations, warranties, covenants, agreements or statements (including by omission), which are hereby disclaimed by Subscriber.

(i) In making its decision to purchase the Subscribed Shares, Subscriber represents that it has relied solely upon an independent investigation made by Subscriber and Pubco’s and SPAC’s respective

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representations in this Subscription Agreement. Subscriber has not relied on any statements or other information provided by or on behalf of Pubco concerning the Company, SPAC, Pubco, the Subscribed Shares or the Subscription, and has been offered the opportunity to ask questions of Pubco and has received answers thereto, including on the financial information, as Subscriber deemed necessary in connection with its decision to purchase the Subscribed Shares. Subscriber acknowledges and agrees that Subscriber has had access to, has received, and has had an adequate opportunity to review, such financial and other information as Subscriber deems necessary in order to make an investment decision with respect to the Subscribed Shares, including with respect to the Company, SPAC, Pubco and the Transactions, and Subscriber has made its own assessment and is satisfied concerning the relevant financial, tax and other economic considerations relevant to Subscriber’s investment in the Subscribed Shares. Without limiting the generality of the foregoing, Subscriber acknowledges that it has reviewed SPAC’s filings with the Commission. Subscriber represents and agrees that Subscriber and Subscriber’s professional advisor(s), if any, have had the full opportunity to ask such questions, receive such answers and obtain such information as Subscriber and Subscriber’s professional advisor(s), if any, have deemed necessary to make an investment decision with respect to the Subscribed Shares, including but not limited to information concerning the Company, SPAC, Pubco, the BCA, and the Subscription. Subscriber acknowledges that certain information provided to it by the Company and Pubco was based on projections, and such projections were prepared based on assumptions and estimates that are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. Subscriber also acknowledges that the information provided to Subscriber was preliminary and subject to change, including in the registration statement and the proxy statement and/or prospectus that will be filed with the Commission in connection with the Transactions.

(j) Subscriber acknowledges and agrees that none of the Company, SPAC, Pubco, nor their respective affiliates or any of such person’s or its or their respective affiliates’ Representatives has provided Subscriber with any advice with respect to the Subscribed Shares. Other than as set forth herein, none of SPAC, Pubco or any of their respective affiliates or Representatives has made or makes any representation or warranty, whether express or implied, of any kind or character as to the Company, SPAC, Pubco or the quality or value of the Subscribed Shares.

(k) Subscriber acknowledges that (i) Citigroup Global Markets Inc. (“Citi”) is not acting as placement agent, as underwriter or in any other capacity in connection with the sale of Subscribed Shares pursuant to this Subscription Agreement; nor is Citi making any recommendation to the Subscriber in respect of the purchase of the Subscribed Shares and (ii) Citi shall not deem the Subscriber to be a “retail investor” or “retail customer” of Citi for purposes of either Securities and Exchange Commission Form CRS or Regulation Best Interest.

(l) Subscriber became aware of this offering of the Subscribed Shares solely by means of direct contact between Subscriber, on the one hand, and Pubco (and its Representatives), on the other, and the Subscribed Shares were offered to Subscriber solely by direct contact between Subscriber, on the one hand, and Pubco (and its Representatives), on the other, or their respective affiliates. Subscriber did not become aware of this offering of the Subscribed Shares, nor were the Subscribed Shares offered to Subscriber, by any other means, and none of the Company, SPAC or Pubco or their respective Representatives acted as investment advisor, broker or dealer to Subscriber. Subscriber acknowledges that the Subscribed Shares (i) were not offered by any form of general solicitation or general advertising (within the meaning of Regulation D of the Securities Act) and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws.

(m) Subscriber acknowledges that it is aware that there are substantial risks incident to the purchase and ownership of the Subscribed Shares, including those set forth in the SEC Documents and other material to be provided by or on behalf of Pubco to Subscriber. Subscriber is able to fend for itself in the transactions contemplated herein and has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Subscribed Shares, and Subscriber has had

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an opportunity to seek, and has sought, such accounting, legal, business and tax advice as Subscriber has considered necessary to make an informed investment decision.

(n) Without limiting the representations, warranties and covenants set forth in this Agreement, alone, or together with any professional advisor(s), Subscriber represents and acknowledges that Subscriber has adequately analyzed and fully considered the risks of an investment in the Subscribed Shares and determined that the Subscribed Shares are a suitable investment for Subscriber and that Subscriber is able at this time and in the foreseeable future to bear the economic risk of a total loss of Subscriber’s investment in Pubco. Subscriber acknowledges specifically that a possibility of total loss exists.

(o) Subscriber understands and agrees that no federal or state agency has passed upon or endorsed the merits of the offering of the Subscribed Shares or made any findings or determination as to the fairness of an investment in Subscribed Shares.

(p) Neither the Subscriber nor any of its affiliates, officers, directors, managers, managing members, general partners or any other person acting in a similar capacity or carrying out a similar function is (i) a person (including individual or entity) that is the target or the subject of economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by relevant governmental authorities with competent jurisdiction, including, but not limited to those administered by the U.S. government through the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”) and the U.S. Department of State, the United Nations Security Council, the European Union or any EU member state, or the United Kingdom (including His Majesty’s Treasury of the United Kingdom) (collectively, “Sanctions”), (ii) a person or entity listed on the List of Specially Designated Nationals and Blocked Persons administered by OFAC, or in any Executive Order issued by the President of the United States and administered by OFAC, or any other any Sanctions-related list of sanctioned persons maintained by OFAC, the Department of Commerce or the U.S. Department of State, the United Nations Security Council, the European Union, any EU member state, or the United Kingdom; (iii) a “designated national,” as defined in the Cuban Assets Control Regulations, 31 C.F.R. Part 515, (iv) organized, incorporated, established, located, resident or the government, including any political subdivision, agency, or instrumentality thereof, of, Cuba, Iran, North Korea, Syria, the Crimea region of Ukraine, the so-called Donetsk People’s Republic, or the so-called Luhansk People’s Republic regions of Ukraine, as well as the non-controlled regions of the oblasts of Zaporizhzhia and Kherson or any other country or territory embargoed or subject to substantial trade restrictions by the United States, the European Union or any individual European Union member state, or the United Kingdom; (v) directly or indirectly owned or controlled (as ownership and control are defined and interpreted under applicable sanctions), or acting on behalf or at the direction of, any such person or persons described in any of the foregoing clauses (i) through (v), except in each case as permitted under Sanctions laws; or (vi) a non-U.S. institution that accepts currency for deposit and that has no physical presence in the jurisdiction in which it is incorporated or in which it is operating, as the case may be, and is unaffiliated with a regulated financial group that is subject to consolidated supervision (a “non-U.S. shell bank”) or providing banking services indirectly to a non-U.S. shell bank (collectively, clauses (i) through (vi), a “Prohibited Investor”). Subscriber agrees to provide law enforcement agencies, if requested thereby, such records as required by applicable law; provided that Subscriber is permitted to do so under applicable law. Subscriber represents that (i) if it is a financial institution subject to the Bank Secrecy Act (31 U.S.C. Section 5311 et seq.), as amended by the USA PATRIOT Act of 2001, and its implementing regulations (collectively, the “BSA/PATRIOT Act”), that Subscriber, directly or indirectly through a third-party administrator, maintains policies and procedures to ensure compliance with its obligations under the BSA/PATRIOT Act, and (ii) to the extent required, directly or indirectly through a third-party administrator, it maintains policies and procedures reasonably designed to ensure compliance with the anti-corruption and anti-money laundering-related laws administered and enforced by other governmental authorities with competent jurisdiction. Subscriber also represents and warrants that it maintains policies and procedures reasonably designed to ensure compliance with Sanctions. Subscriber further represents and warrants that (i) none of the funds held by Subscriber and used to purchase the Shares are or will be derived from transactions directly or indirectly with or for the benefit of any Prohibited Investor, (ii) such funds are from legitimate sources and do not

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constitute the proceeds of criminal conduct or criminal property, (iii) such funds do not originate from and have not been routed through an account maintained at a non-U.S. shell bank and (iv) it maintains policies and procedures reasonably designed to ensure the funds held by Subscriber and used to purchase the Shares were legally derived and were not obtained, directly or indirectly, from a Prohibited Investor or from or through a non-U.S. shell bank.

(q) No foreign person (as defined in 31 C.F.R. Part 800.224) in which the national or subnational governments of a single foreign state have a substantial interest (as defined in 31 C.F.R. Part 800.244) will acquire a substantial interest in Pubco as a result of the purchase and sale of Subscribed Shares hereunder, and no foreign person will have control (as defined in 31 C.F.R. Part 800.208) over Pubco from and after the date hereof as a result of the purchase and sale of Subscribed Shares hereunder.

(r) If Subscriber is an employee benefit plan that is subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), a plan, an individual retirement account or other arrangement that is subject to section 4975 of the Code or an employee benefit plan that is a governmental plan (as defined in section 3(32) of ERISA), a church plan (as defined in section 3(33) of ERISA), a non-U.S. plan (as described in section 4(b)(4) of ERISA) or other plan that is not subject to the foregoing but may be subject to provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code, or an entity whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement (each, a “Plan”) subject to the fiduciary or prohibited transaction provisions of ERISA or section 4975 of the Code, Subscriber represents and warrants that (i) it has not relied on SPAC, the Company, Pubco or any of their respective affiliates (the “Transaction Parties”) for investment advice or as the Plan’s fiduciary with respect to its decision to acquire and hold the Subscribed Shares, and none of the Transaction Parties shall at any time be relied upon as the Plan’s fiduciary with respect to any decision to acquire, continue to hold or transfer the Subscribed Shares and (ii) the acquisition and holding of the Subscribed Shares will not constitute or result in a non-exempt prohibited transaction under ERISA, section 4975 of the Code or any applicable similar law.

(s) Subscriber has or has commitments to have and, when required to deliver payment pursuant to Section 1, Subscriber will have sufficient immediately available funds or XRP (as applicable) to pay the Subscription Price pursuant to Section 1. Subscriber is an entity having total liquid assets and net assets in excess of the Subscription Price as of the date hereof and as of each date the Subscription Price would be required to be funded to Pubco pursuant to Section 1.

(t) Subscriber acknowledges that it is not relying upon, and has not relied upon, any statement, representation or warranty made by any person, firm or corporation (including, without limitation, Pubco or SPAC, or any of their respective affiliates or Representatives), other than the representations and warranties of Pubco and SPAC contained in Section 4, in making its investment or decision to invest in Pubco. Subscriber agrees that no Other Advance Funding Subscriber pursuant to an Other Advance Funding Subscription Agreement or any other agreement related to the private placement of Shares (including the controlling persons, officers, directors, partners, agents or employees of any such Subscriber) shall be liable (including, without limitation, for or with respect to any losses, claims, damages, obligations, penalties, judgments, awards, liabilities, costs, expenses or disbursements incurred by such person or entity), whether in contract, tort or otherwise, or have any liability or obligation to Subscriber or any Other Advance Funding Subscriber, or any person claiming through Subscriber or any Other Advance Funding Subscriber, pursuant to this Subscription Agreement or related to the private placement of the Subscribed Shares, the negotiation hereof or the subject matter hereof, or the transactions contemplated hereby, for any action heretofore or hereafter taken or omitted to be taken by any of the foregoing in connection with the purchase of the Subscribed Shares.

(u) No broker, finder or other financial consultant is entitled to any brokerage or finder’s fee or commission to be paid by Subscriber solely in connection with the sale of the Subscribed Shares to Subscriber or has acted on behalf of Subscriber in connection with this Subscription Agreement or the transactions contemplated hereby in such a way as to create any liability on Pubco, the Company or SPAC.

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(v) Subscriber acknowledges that (i) Pubco, the Company and SPAC currently may have, and later may come into possession of, information regarding Pubco, the Company or Ripple that is not known to the Subscriber and that may be material to a decision to enter into this transaction to purchase the Subscribed Shares (“Excluded Information”), (ii) the Subscriber has determined to enter into this transaction to purchase the Subscribed Shares notwithstanding its lack of knowledge of the Excluded Information, and (iii) none of Pubco, the Company or SPAC shall have liability to the Subscriber, and Subscriber hereby, to the extent permitted by law, waives and releases any claims it may have against Pubco, the Company and SPAC with respect to the non-disclosure of the Excluded Information.

(w) At all times on or prior to the Completion Date, Subscriber has no binding commitment to dispose of, or otherwise transfer (directly or indirectly), any of the Subscribed Shares, other than binding commitments it may have to transfer and/or pledge such Subscribed Shares upon the Transaction Closing to a prime broker under and in accordance with its prime brokerage agreement with such broker.

(x) Subscriber hereby agrees that neither it, nor any person or entity acting on its behalf or pursuant to any understanding with Subscriber, shall, directly or indirectly, engage in any hedging activities or execute any Short Sales with respect to the securities of SPAC or Pubco from the date of this Subscription Agreement until the Transaction Closing or the earlier termination of this Subscription Agreement in accordance with its terms. “Short Sales” shall mean all “short sales” as defined in Rule 200 of Regulation SHO under the Exchange Act and all short positions effected through any direct or indirect stock pledges (other than pledges in the ordinary course of business as part of prime brokerage arrangements), forward sale contracts, options, puts, calls, swaps and similar arrangements (including on a total return basis), short sales or other short transactions through non-U.S. broker dealers or foreign regulated brokers. Notwithstanding the foregoing, (i) nothing herein shall prohibit other entities under common management with Subscriber from entering into any Short Sales and (ii) in the case of a Subscriber that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of such Subscriber’s assets, the covenant set forth above shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to enter into the Subscription, subject in each of clauses (i) and (ii), to the obligations of Subscriber and such other entities under applicable law.

(y) Subscriber is not currently (and at all times through the Transaction Closing will refrain from being or becoming) a member of a “group” (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision), including any group acting for the purpose of acquiring, holding or disposing of equity securities of SPAC or Pubco (within the meaning of Rule 13d-5(b)(1) under the Exchange Act).

(z) Subscriber will not acquire a substantial interest (as defined in 31 C.F.R. Part 800.244) in Pubco as a result of the purchase and sale of the Subscribed Shares.

(aa) Subscriber acknowledges its obligations under applicable securities laws with respect to the treatment of non-public information relating to SPAC and Pubco.

(bb) Subscriber covenants that neither it, nor any affiliate acting on its behalf or pursuant to any understanding with it, has executed or will execute any purchases or sales of any of securities of SPAC during the period that commenced at the time that Subscriber first learned of the transactions contemplated hereunder and ending at such time that the transactions contemplated by this Subscription Agreement are first publicly announced pursuant to the initial press release as described in Section 9(u). Subscriber covenants that until such time as the transactions contemplated by this Subscription Agreement are publicly disclosed by SPAC pursuant to the initial press release as described in Section 9(u), Subscriber will maintain the confidentiality of the existence and terms of the Subscription and the Transactions and the transactions contemplated hereby. Notwithstanding the foregoing and notwithstanding anything contained in this Subscription Agreement to the contrary, SPAC and Pubco expressly acknowledge and agree that Subscriber shall have no duty of confidentiality

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as set forth in this Section 5(cc) to Pubco after the issuance of the initial press release as described in Section 9(u). Notwithstanding the foregoing, in the case that Subscriber is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of Subscriber’s assets and the portfolio managers have no direct knowledge of the investment decisions made by the portfolio managers managing other portions of Subscriber’s assets, the covenant set forth above shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Subscribed Shares covered by this Subscription Agreement.

(cc) Subscriber acknowledges and understands that XRP is a volatile asset and the value of the Custody XRP that may be returned to Subscriber hereunder may be less than the value of the Subscription Price initially transferred to the Cash Custody Account.

Section 6. Registration of Subscribed Shares.

(a) Subject to Section 6(b), Pubco agrees that, as soon as practicable but in no event later than thirty (30) calendar days following the Completion Date, Pubco will file with the Commission (at Pubco’s sole cost and expense) a registration statement registering the resale of the Subscribed Shares that are eligible for registration (determined as of two Business Days prior to such filing) (the “Registrable Securities” and such registration statement, the “Registration Statement”), and Pubco shall use its commercially reasonable efforts to have the Registration Statement declared effective as soon as practicable after the filing thereof, but in any event no later than seventy five (75) calendar days after the Completion Date (the “Effectiveness Deadline”); provided that the Effectiveness Deadline shall be extended by a maximum of ninety (90) calendar days after the Completion Date if the Registration Statement is reviewed by, and comments thereto are provided from, the Commission; provided, further, that Pubco shall request the Registration Statement declared effective promptly after the date Pubco is notified (orally or in writing, whichever is earlier) by the staff of the Commission that the Registration Statement will not be “reviewed” or will not be subject to further review; provided, further, that (i) if the Effectiveness Deadline falls on a Saturday, Sunday or other day that the Commission is closed for business, the Effectiveness Deadline shall be extended to the next Business Day on which the Commission is open for business and (ii) if the Commission is closed for operations due to a government shutdown, the Effectiveness Deadline shall be extended by the same number of calendar days as the number of calendar days during which the Commission remains closed. Pubco will provide a draft of the Registration Statement to Subscriber as promptly as reasonably practicable after the Completion Date, and in any event at least five (5) Business Days in advance of the date of filing the Registration Statement with the Commission. Unless otherwise agreed to in writing by Subscriber prior to the filing of the Registration Statement, Subscriber shall not be identified as a statutory underwriter in the Registration Statement unless the Commission requests that Subscriber be identified as a statutory underwriter; provided that if the Commission requests that Subscriber be identified as a statutory underwriter in the Registration Statement, Subscriber will have the opportunity to withdraw from the Registration Statement upon its prompt written request to Pubco. Notwithstanding the foregoing, if the Commission or its regulations prevent Pubco from including any or all of the Registrable Securities proposed to be registered under the Registration Statement due to limitations on the use of Rule 415 of the Securities Act for the resale of the Registrable Securities by the applicable stockholders or otherwise, such Registration Statement shall register for resale such number of Registrable Securities which is equal to the maximum number of Registrable Securities as is permitted by the Commission. In such event, the number of Registrable Securities shall be reduced pro rata among all such selling stockholders and as promptly as practicable after being permitted to register additional Registrable Securities under Rule 415 under the Securities Act, Pubco shall amend the Registration Statement or file one or more new Registration Statement(s) (with such amendment or new Registration Statement also being deemed to be a “Registration Statement” hereunder) to register such additional Registrable Securities and use commercially reasonable efforts to cause such amendment or Registration Statement(s) to become effective as promptly as practicable after the filing thereof, but in any event no later than thirty (30) calendar days after the filing of such Registration Statement (the “Additional Effectiveness Deadline”); provided that the Additional Effectiveness Deadline shall be extended to seventy five (75) calendar days after the filing of such Registration Statement, including any new Registration Statement or amended

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Registration Statement, if such Registration Statement is reviewed by, and comments thereto are provided from, the Commission; provided, further, that Pubco shall request that such Registration Statement be declared effective promptly after the date Pubco is notified (orally or in writing, whichever is earlier) by the staff of the Commission that such Registration Statement will not be “reviewed” or will not be subject to further review; provided, further, that (i) if such day falls on a Saturday, Sunday or other day that the Commission is closed for business, the Additional Effectiveness Deadline shall be extended to the next Business Day on which the Commission is open for business and (ii) if the Commission is closed for operations due to a government shutdown, the Effectiveness Deadline shall be extended by the same number of calendar days as the number of calendar days during which the Commission remains closed. Any failure by Pubco to file a Registration Statement by the Effectiveness Deadline or Additional Effectiveness Deadline shall not otherwise relieve Pubco of its obligations to file or effect a Registration Statement as set forth in this Section 6.

(b) Pubco agrees that, except for such times as Pubco is permitted hereunder to suspend the use of the prospectus forming part of a Registration Statement, Pubco will use its commercially reasonable efforts to cause such Registration Statement to remain effective with respect to Subscriber, including to prepare and file any post-effective amendment to such Registration Statement or a supplement to the related prospectus such that the prospectus will not include any untrue statement or a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, until the earliest to occur of (i) the date on which Subscriber ceases to hold any Registrable Securities issued pursuant to this Subscription Agreement, (ii) the first date on which Subscriber can sell all of its Registrable Securities issued pursuant to this Subscription Agreement (or shares received in exchange therefor) under Rule 144 of the Securities Act without limitation as to the manner of sale or the amount of such securities that may be sold and without the requirement for Pubco to be in compliance with the current public information required under Rule 144(c)(1) (or Rule 144(i)(2), if applicable), and (iii) three years from the date of effectiveness of the Registration Statement (the earliest of clauses (i) through (iii), the “End Date”). Prior to the End Date, Pubco (i) will use commercially reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of any Registration Statement as soon as reasonably practicable; (ii) file all reports, and provide all customary and reasonable cooperation, necessary to enable Subscriber to resell Registrable Securities pursuant to the Registration Statement; and (iii) qualify the Registrable Securities for listing on the Stock Exchange and update or amend the Registration Statement as necessary to include Registrable Securities. Pubco will use its commercially reasonable efforts to (A) for so long as Subscriber holds Registrable Securities, make and keep public information available (as those terms are understood and defined in Rule 144) and file with the Commission in a timely manner all reports and other documents required of Pubco under the Exchange Act so long as Pubco remains subject to such requirements to enable Subscriber to resell the Registrable Securities pursuant to Rule 144, (B) at the reasonable request of Subscriber, deliver all the necessary documentation to cause Pubco’s transfer agent to remove all restrictive legends from any Registrable Securities being sold under the Registration Statement or pursuant to Rule 144 at the time of sale of the Registrable Securities, and (C) cause its legal counsel to deliver to the transfer agent the necessary legal opinions required by the transfer agent, if any, in connection with the instruction under clause (B) upon the receipt of Subscriber representation letters and such other customary supporting documentation as requested by (and in a form reasonably acceptable to) such counsel. Subscriber agrees to disclose its beneficial ownership, as determined in accordance with Rule 13d-3 of the Exchange Act, of Registrable Securities to Pubco (or its successor) as may be reasonably required to enable Pubco to make the determination described above.

(c) Pubco’s obligations to include the Registrable Securities in the Registration Statement are contingent upon Subscriber furnishing in writing to Pubco a completed selling stockholder questionnaire in customary form that contains such information regarding Subscriber, the securities of Pubco held by Subscriber and the intended method of disposition of the Registrable Securities as shall be reasonably requested by Pubco to effect the registration of the Registrable Securities, and Subscriber shall execute such documents in connection with such registration as Pubco may reasonably request that are customary of a selling stockholder in similar situations, including providing that Pubco shall be entitled to postpone and suspend the effectiveness or use of the Registration Statement (i) during any customary blackout or similar period or as permitted hereunder and

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(ii) as may be necessary in connection with the preparation and filing of a post-effective amendment to the Registration Statement following the filing of Pubco’s Annual Report on Form 10-K for its first completed fiscal year following the effective date of the Registration Statement; provided that Pubco shall request such information from Subscriber, including the selling stockholder questionnaire, at least five (5) Business Days prior to the anticipated date of filing the Registration Statement with the Commission. In the case of the registration effected by Pubco pursuant to this Subscription Agreement, Pubco shall, upon reasonable request, inform Subscriber as to the status of such registration. Subscriber shall not be entitled to use the Registration Statement for an underwritten offering of Registrable Securities.

(d) Notwithstanding anything to the contrary contained herein, Pubco shall be entitled to delay or postpone the effectiveness of the Registration Statement, and from time to time require Subscriber not to sell under the Registration Statement or suspend the use or effectiveness of any such Registration Statement if (A) it determines in good faith that in order for the registration statement to not contain a material misstatement or omission, an amendment thereto would be needed, including as a result of any request by the Commission for any amendment or supplement to such Registration Statement or any prospectus relating thereto or for additional information, (B) such filing or use would materially affect a bona fide business or financing transaction of Pubco or would require premature disclosure of information that would materially adversely affect Pubco, (C) in the good faith judgment of the majority of the members of Pubco’s board of directors, such filing or effectiveness or use of such Registration Statement would be seriously detrimental to Pubco, (D) the majority of the members of Pubco’s board of directors determines to delay the filing or initial effectiveness of, or suspend use of, a Registration Statement and such delay or suspension arises out of, or is a result of, or is related to or is in connection with the SEC Guidance or future Commission guidance directed at special purpose acquisition companies or companies that have consummated a business combination with a special purpose acquisition company, or any related disclosure or related matters, (E) as may be necessary in connection with the preparation and filing of a post-effective amendment to the Registration Statement following the filing of Pubco’s Annual Report on Form 10-K for its first completed fiscal year following the effective date of the Registration Statement, or (F) Subscriber agrees that (1) it will immediately discontinue offers and sales of the Registrable Securities under the Registration Statement until Subscriber receives copies of a supplemental or amended prospectus (which Pubco agrees to use commercially reasonable efforts to promptly prepare) that corrects the misstatement(s) or omission(s) referred to in Section 6(d)(A) and receives notice that any post-effective amendment has become effective or unless otherwise notified by Pubco that it may resume such offers and sales and (2) it will maintain the confidentiality of any information included in such written notice delivered by Pubco unless otherwise required by law, subpoena or regulatory request or requirement (each such circumstance, a “Suspension Event”); provided that (w) Pubco shall not so delay filing or so suspend the use of the Registration Statement for a period of more than ninety (90) consecutive days or more than one hundred and twenty (120) total calendar days in any consecutive three hundred sixty (360) day period, or more than two (2) times in any consecutive three hundred sixty (360) day period and (x) Pubco shall use commercially reasonable efforts to make such registration statement available for the sale by Subscriber of such securities as soon as practicable thereafter.

(e) Upon receipt of any written notice from Pubco of the happening of (i) an issuance by the Commission of any stop order suspending the effectiveness of any Registration Statement or the initiation of any proceedings for such purpose, which notice shall be given no later than three (3) Business Days from the date of such event, (ii) any Suspension Event during the period that the Registration Statement is effective, or (iii) if as a result of a Suspension Event the Registration Statement or related prospectus contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made (in the case of the prospectus) not misleading, Subscriber agrees that (1) it will immediately discontinue offers and sales of the Registrable Securities under the Registration Statement until Subscriber receives copies of a supplemental or amended prospectus (which Pubco agrees to use commercially reasonable efforts to promptly prepare) that corrects the misstatement(s) or omission(s) referred to above and receives notice that any post-effective amendment has become effective or unless otherwise notified by Pubco that it may resume such offers and sales and (2) it will maintain the

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confidentiality of any information included in such written notice delivered by Pubco unless otherwise required by law, subpoena or regulatory request or requirement. If so directed by Pubco, Subscriber will deliver to Pubco or, in Subscriber’s sole discretion destroy, all copies of the prospectus covering the Registrable Securities in Subscriber’s possession; provided, however, that this obligation to deliver or destroy all copies of the prospectus covering the Registrable Securities shall not apply (w) to the extent Subscriber is required to retain a copy of such prospectus (A) in order to comply with applicable legal, regulatory, self-regulatory or professional requirements or (B) in accordance with a bona fide pre-existing document retention policy or (x) to copies stored electronically on archival servers as a result of automatic data back-up.

(f) For purposes of this Section 6, (i) “Registrable Securities” shall mean, as of any date of determination, the Registrable Securities and any other equity security issued or issuable with respect to the Registrable Securities by way of share split, dividend, distribution, recapitalization, merger, exchange, or replacement, and (ii) “Subscriber” shall include any person to which the rights under this Section 6 shall have been duly assigned.

(g) Pubco shall indemnify, defend and hold harmless Subscriber (to the extent Subscriber is a seller under the Registration Statement), the officers, directors, members, managers, partners, agents and employees of Subscriber, each person who controls Subscriber (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) and the officers, directors, members, managers, partners, agents and employees of each such controlling person, to the fullest extent permitted by applicable law, from and against any and all out-of-pocket and reasonably documented losses, claims, damages, liabilities, costs (including reasonable and documented external attorneys’ fees) and expenses (collectively, “Losses”) arising out of or caused by or based upon any untrue or alleged untrue statement of a material fact contained in the Registration Statement, any prospectus included in the Registration Statement or any form of prospectus or in any amendment or supplement thereto or in any preliminary prospectus, or any omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus or form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading, except to the extent that such untrue statements, alleged untrue statements, omissions or alleged omissions (1) are based upon information regarding Subscriber furnished in writing to Pubco by or on behalf of Subscriber expressly for use therein or Subscriber has omitted a material fact from such information or (2) result from or are in connection with any offers or sales effected by or on behalf of Subscriber in violation of Section 6(c). Notwithstanding the foregoing, Pubco’s indemnification obligations shall not apply to amounts paid in settlement of any Losses or action if such settlement is effected without the prior written consent of Pubco. Pubco shall provide Subscriber with an update on any threatened or asserted proceedings arising from or in connection with the transactions contemplated by this Section 6 of which Pubco receives notice whether oral or in writing.

(h) Subscriber shall, severally and not jointly with any other subscriber in the offering contemplated by this Subscription Agreement, indemnify, defend and hold harmless Pubco, its directors, officers, members, managers, partners, agents and employees, each person who controls Pubco (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), and the directors, officers, members, managers, partners, agents or employees of such controlling persons, to the fullest extent permitted by applicable law, from and against all Losses arising out of or based upon any untrue or alleged untrue statement of a material fact contained in any Registration Statement any prospectus included in the Registration Statement, or any form of prospectus, or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus, or any form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading to the extent, but only to the extent, that such untrue statements, alleged untrue statements, omissions or alleged omissions are based upon information regarding Subscriber furnished in writing to Pubco by or on behalf of Subscriber expressly for use therein. In no event shall the liability of Subscriber be greater in amount than the United States dollars amount of the net proceeds received by Subscriber upon the sale of the Registrable Securities giving rise to such indemnification

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obligation. Notwithstanding the forgoing, Subscriber’s indemnification obligation shall not apply to amounts paid in settlement of any Losses or action if such settlement is effected without the prior written consent of Subscriber (which consent shall not be unreasonably withheld or delayed).

(i) Any person or entity entitled to indemnification herein shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s or entity’s right to indemnification hereunder to the extent such failure has not prejudiced the indemnifying party) and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld, conditioned or delayed). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement), which settlement shall not include a statement or admission of fault and culpability on the part of such indemnified party, and which settlement shall include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

(j) The indemnification provided for under this Subscription Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling person or entity of such indemnified party and shall survive the transfer of the Registrable Securities pursuant to this Subscription Agreement.

(k) If the indemnification provided under this Section 6 from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any Losses, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such Losses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations; provided, however, that the liability of Subscriber shall be limited to the net proceeds received by such Subscriber from the sale of Registrable Securities giving rise to such indemnification obligation. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by (or not made by, in the case of an omission), or relates to information supplied by (or not supplied by, in the case of an omission), or on behalf of such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action. The amount paid or payable by a party as a result of the Losses shall be deemed to include, subject to the limitations set forth in this Section 6, any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 6(k) from any person or entity who was not guilty of such fraudulent misrepresentation. Notwithstanding anything to the contrary herein, in no event will any party be liable for punitive damages in connection with this Subscription Agreement or the transactions contemplated hereby.

(l) At any time and from time to time in connection with a bona-fide sale of Subscribed Shares effected in compliance with the requirements of Rule 144 under the Securities Act or through any broker-dealer sale transactions described in the plan of distribution set forth within any prospectus and pursuant to the

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Registration Statement, Pubco shall use its commercially reasonable efforts, subject to the receipt of customary documentation required from the holder of the applicable Subscribed Shares and broker in connection therewith and compliance with applicable laws, (i) promptly instruct its transfer agent to remove any restrictive legends applicable to the Subscribed Shares being sold and (ii) in connection with any sale made pursuant to Rule 144, cause its legal counsel to deliver reasonably requested legal opinions, if any, to the transfer agent in connection with the instruction under subclause (i). Subscriber may request that Pubco remove any legend from the book entry position evidencing its Subscribed Shares following the earliest of such time as such Subscribed Shares (i) (x) are subject to or (y) have been or are about to be sold or transferred pursuant to an effective registration statement (including the Registration Statement), or (ii) have been sold pursuant to Rule 144. Pubco shall be responsible for the fees of its transfer agent, its legal counsel (including for purposes of giving the opinion referenced herein) and all DTC fees associated with such issuance and the Subscriber shall be responsible for its fees or costs associated with such removal of the legend (including its legal fees or costs of its legal counsel); provided, that, notwithstanding the foregoing, Pubco will not be required to deliver any such opinion, authorization, certificate or direction if it reasonably believes that removal of the legend could result in or facilitate transfers of securities in violation of applicable law.

(m) With a view to making available to Subscriber the benefits of Rule 144 that permit Subscriber to sell securities of Pubco to the public without registration, Pubco agrees, for so long as Subscriber holds Subscribed Shares, to:

(i) make and keep current public information available, as those terms are understood and defined in Rule 144; and

(ii) use commercially reasonable efforts to file with the Commission in a timely manner all reports and other documents required of Pubco under the Exchange Act so long as Pubco remains subject to such requirements and the filing of such reports and other documents as may be required pursuant to the applicable provisions of Rule 144.

(n) Upon request, Pubco shall provide the Subscriber with contact information for the person responsible for Pubco’s account at the transfer agent to facilitate transfers made pursuant to this Section 6 and provide reasonable assistance to facilitate transfers. Pubco shall be responsible for the fees of its transfer agent and its legal counsel (including for purposes of giving the opinion referenced herein) associated with such issuance and the Subscriber shall be responsible for its fees or costs associated with such removal of the legend (including its legal fees or costs of its legal counsel).

Section 7. Termination. The obligations and restrictions of Section 6 and Section 9(u) of this Subscription Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, upon the earliest to occur of (a) such date and time as the BCA is terminated in accordance with its terms; (b) the mutual written agreement of the parties hereto to terminate this Subscription Agreement; or (c) twelve months from the date of this Subscription Agreement; provided that nothing herein will relieve any party from liability for any willful breach hereof prior to the time of termination, and each party will be entitled to any remedies at law or in equity to recover losses, liabilities or damages arising from such breach. Pubco shall notify Subscriber of the termination of the BCA promptly after the termination thereof. Upon the termination hereof in accordance with this Section 7, any cash or XRP held on behalf of Subscriber in connection herewith shall be returned in full to Subscriber in accordance with Section 2(d), without any deduction for or on account of any tax withholding except as required by law, charges or set-off.

Section 8. Trust Account Waiver. Subscriber hereby acknowledges that SPAC is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Subscriber further acknowledges that, as described in the final prospectus relating to SPAC’s initial public offering (“IPO”) filed with the SEC (File No. 333-286110) on May 21, 2025 (the “Prospectus”), substantially all of SPAC’s assets consist of the cash proceeds of SPAC’s

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IPO and a private placement of its securities and substantially all of those proceeds (including interest accrued from time to time thereon) have been deposited into a trust account (the “Trust Account”) for the benefit of SPAC and its public shareholders. As described in the Prospectus, the funds held from time to time in the Trust Account may only be released upon certain conditions. For good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Subscriber hereby agrees (on its own behalf and on behalf of its related parties) that it does not now and shall not at any time hereafter have any right, title, interest or claim of any kind (“Claim”) to, or to any monies or other assets in, the Trust Account, and hereby irrevocably waives (on its own behalf and on behalf of its related parties) any Claim to, or to any monies or other assets in, the Trust Account that it may have now or in the future as a result of, or arising out of, this Subscription Agreement, the transactions contemplated hereby or the Subscribed Shares, in or to any monies held in the Trust Account (or any distributions therefrom directly or indirectly to SPAC’s public shareholders). In the event that Subscriber has any Claim against SPAC as a result of, or arising out of, this Subscription Agreement, the Other Advance Funding Subscription Agreements, the transactions contemplated hereby and thereby, or the Subscribed Shares, Subscriber agrees not to seek recourse against the Trust Account or any funds distributed therefrom (it being clarified that such waiver shall not apply following the Transaction Closing to the Trust Account funds that are released from the Trust Account to SPAC or Pubco in connection with the Transactions). Subscriber acknowledges and agrees that such irrevocable waiver is a material inducement to SPAC to enter into this Subscription Agreement, and further intends and understands such waiver to be valid, binding, and enforceable against Subscriber in accordance with applicable law. To the extent Subscriber commences any action or proceeding based upon, in connection with, relating to or arising out of any matter relating to SPAC or its Representatives, which proceeding seeks, in whole or in part, monetary relief against SPAC or its Representatives, Subscriber hereby acknowledges and agrees that its sole remedy shall be against funds held outside of the Trust Account and that such claim shall not permit Subscriber (or any person claiming on Subscriber’s behalf or in lieu of Subscriber) to have any claim against the Trust Account (including any distributions therefrom) or any amounts contained therein. Nothing in this Section 8 shall be deemed to limit Subscriber’s right to distributions from the Trust Account in accordance with the SPAC Organizational Documents in respect of any redemptions by Subscriber in respect of SPAC Class A Common Shares acquired by any means. Notwithstanding anything in this Subscription Agreement to the contrary, the provisions of this Section 8 shall survive termination of this Subscription Agreement.

Section 9. Miscellaneous.

(a) Subscriber hereby acknowledges that it shall be solely responsible for and bear the cost of all transfer, stamp, issue, registration, documentary or other similar taxes, duties, fees or charges arising in any jurisdiction in connection with the Subscription contemplated in this Subscription Agreement as well as the execution of this Subscription Agreement.

(b) Notwithstanding any other provision of this Subscription Agreement, Pubco and any of its Representatives shall be entitled to deduct and withhold from the Registrable Securities and any other amount payable pursuant to this Subscription Agreement (in connection with a future share split, dividend, distribution, recapitalization, merger, exchange, or replacement) any such taxes, duties, fees or other similar charges as may be required to be deducted and withheld from such amounts (and any other amounts treated as paid for applicable tax law) under the Code, or any other applicable tax law (as determined in good faith by the party so deducting or withholding in its sole discretion). To the extent that any amounts are so deducted and withheld, such deducted and withheld amounts shall be treated for all purposes of this Subscription Agreement as having been paid to the person in respect of which such deduction and withholding was made.

(c) All notices, requests, demands, claims, and other communications hereunder shall be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given (i) when delivered personally to the recipient, (ii) when sent by electronic mail, with no mail undeliverable or other rejection notice, on the date of transmission to such recipient, if sent on a Business Day prior to 5:00 p.m. New York City time, or on the Business Day following the date of transmission, if sent on a day that is not a

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Business Day or after 5:00 p.m. New York City time on a Business Day, (iii) one (1) Business Day after being sent to the recipient via overnight mail by reputable overnight courier service (charges prepaid), or (iv) four (4) Business Days after being mailed to the recipient by certified or registered mail, return receipt requested and postage prepaid, and, in each case, addressed to the intended recipient at its address specified on the signature page hereof or to such electronic mail address or address as subsequently modified by written notice given in accordance with this Section 9(c). A courtesy electronic copy of any notice sent by methods (i), (iii), or (iv) above shall also be sent to the recipient via electronic mail if an electronic mail address is provided in the applicable signature page hereof or to an electronic mail address as subsequently modified by written notice given in accordance with this Section 9(c).

(d) Subscriber acknowledges that Pubco and others, including SPAC and the Company, will rely on the acknowledgments, understandings, agreements, representations and warranties of Subscriber contained in this Subscription Agreement. Prior to the Transaction Closing, Subscriber agrees to promptly notify the Company, Pubco and SPAC if it becomes aware that any of the acknowledgments, understandings, agreements, representations and warranties of Subscriber set forth herein are no longer accurate in all material respects. Pubco acknowledges that Subscriber will rely on the acknowledgments, understandings, agreements, representations and warranties contained in this Subscription Agreement. Prior to the Transaction Closing, Pubco agrees to promptly notify Subscriber, if it becomes aware that any of the acknowledgments, understandings, agreements, representations and warranties of Pubco set forth herein are no longer accurate in all material respects.

(e) Each of the Company, Pubco, SPAC and Subscriber is irrevocably authorized to produce this Subscription Agreement or a copy hereof to any interested party as required by applicable law in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

(f) Each party hereto shall pay all of its own expenses in connection with this Subscription Agreement and the transactions contemplated herein.

(g) Neither this Subscription Agreement nor any rights that may accrue to Subscriber hereunder may be transferred or assigned by Subscriber. Neither this Subscription Agreement nor any rights that may accrue to the Company, Pubco or SPAC hereunder may be transferred or assigned by the Company, Pubco or SPAC without the prior written consent of Subscriber, other than in connection with the Transactions. Notwithstanding the foregoing, Subscriber may assign all or a portion of its rights and obligations under this Subscription Agreement to one or more of its affiliates (including other investment funds or accounts managed or advised by Subscriber or an investment manager who acts on behalf of Subscriber) upon written notice to the Company, Pubco and SPAC or, with the Company, Pubco and SPAC’s prior written consent, to another person; provided that in the case of any such assignment, the assignee(s) shall become a Subscriber hereunder and have the rights and obligations and be deemed to make the representations and warranties of Subscriber provided for herein to the extent of such assignment; and provided, further, that no such assignment shall relieve the assigning Subscriber of its obligations hereunder if any such assignee fails to perform such obligations, unless the Company, Pubco and SPAC have given their prior written consent to such relief. Any purported assignment or transfer in violation of this Section 9(g) shall be null and void. In the event of such a transfer or assignment, Subscriber shall complete the form of assignment attached as Annex E hereto.

(h) All the agreements, representations and warranties made by each party hereto in this Subscription Agreement shall survive the Subscription Funding.

(i) Pubco and SPAC may request from Subscriber such additional information as Pubco or SPAC may reasonably determine to be necessary to evaluate the eligibility of Subscriber to acquire the Subscribed Shares and to register the Subscribed Shares for resale, and Subscriber shall promptly provide such information as may be reasonably requested, to the extent readily available and to the extent consistent with its internal policies and procedures; provided that Pubco and SPAC agree to keep any such information provided by Subscriber confidential, except (A) as required by the federal securities laws, rules or regulations, (B) to the

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extent such disclosure is required by other laws, rules or regulations, at the request of the staff of the Commission or regulatory agency or under the regulations of the Stock Exchange, and (C) to the extent disclosed to SPAC’s or Pubco’s lawyers, independent accountants and to other advisors and service providers who reasonably require such information in connection with the provision of services to such person, are advised of the confidential nature of such information and are obligated to keep such information confidential. Subscriber acknowledges that SPAC or Pubco may file a form of this Subscription Agreement with the Commission as an exhibit to a current or periodic report of SPAC or Pubco, an annex to a proxy statement of SPAC or Pubco or as an exhibit to a registration statement of Pubco.

(j) This Subscription Agreement may not be amended, modified or waived except by an instrument in writing, signed by each of the parties hereto.

(k) This Subscription Agreement constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof.

(l) Except with respect to the Other Advance Funding Subscribers (who are third-party beneficiaries of any provisions set forth in Section 1(e) and Section 2(d) to the extent such provisions reference the Advance Funding Subscribers) that as otherwise provided herein, this Subscription Agreement is intended for the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives, and permitted assigns and, except with respect to the Other Advance Funding Subscribers or as provided herein, is not for the benefit of, nor may any provision hereof be enforced by, any other person.

(m) The parties hereto acknowledge and agree that irreparable damage may occur in the event that any of the provisions of this Subscription Agreement were not performed in accordance with their specific terms or were otherwise breached and that money or other legal remedies may not be an adequate remedy for such damage. It is accordingly agreed that the parties shall be entitled to seek equitable relief, including in the form of an injunction or injunctions to prevent breaches or threatened breaches of this Subscription Agreement and to enforce specifically the terms and provisions of this Subscription Agreement, this being in addition to any other remedy to which such party is entitled at law, in equity, in contract, in tort or otherwise. The parties hereto acknowledge and agree that Pubco and SPAC shall be entitled to specifically enforce Subscriber’s obligations to fund the Subscription and the provisions of the Subscription Agreement, in each case, on the terms and subject to the conditions set forth herein. The parties hereto further acknowledge and agree: (x) to waive any requirement for the security or posting of any bond in connection with any such equitable remedy; (y) not to assert that a remedy of specific enforcement pursuant to this Section 9(m) is unenforceable, invalid, contrary to applicable law or inequitable for any reason; and (z) to waive any defenses in any action for specific performance, including the defense that a remedy at law would be adequate.

(n) If any provision of this Subscription Agreement shall be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Subscription Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect.

(o) No failure or delay by a party hereto in exercising any right, power or remedy under this Subscription Agreement, and no course of dealing between the parties hereto, shall operate as a waiver of any such right, power or remedy of such party. No single or partial exercise of any right, power or remedy under this Subscription Agreement by a party hereto, nor any abandonment or discontinuance of steps to enforce any such right, power or remedy, shall preclude such party from any other or further exercise thereof or the exercise of any other right, power or remedy hereunder. The election of any remedy by a party hereto shall not constitute a waiver of the right of such party to pursue other available remedies. No notice to or demand on a party not expressly required under this Subscription Agreement shall entitle the party receiving such notice or demand to any other or further notice or demand in similar or other circumstances or constitute a waiver of the rights of the party giving such notice or demand to any other or further action in any circumstances without such notice or demand.

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(p) This Subscription Agreement may be executed and delivered in one or more counterparts (including by electronic mail, in .pdf or other electronic submission) and by different parties in separate counterparts, with the same effect as if all parties hereto had signed the same document. All counterparts so executed and delivered shall be construed together and shall constitute one and the same agreement.

(q) This Subscription Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, without regard to the principles of conflicts of laws that would otherwise require the application of the law of any other state.

(r) EACH PARTY AND ANY PERSON ASSERTING RIGHTS AS A THIRD PARTY BENEFICIARY HEREBY WAIVES ITS RESPECTIVE RIGHTS TO A TRIAL BY JURY OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OR RELATED TO THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IN ANY ACTION, PROCEEDING OR OTHER LITIGATION OF ANY TYPE BROUGHT BY ANY PARTY AGAINST ANY OTHER PARTY OR ANY AFFILIATE OF ANY OTHER SUCH PARTY, WHETHER WITH RESPECT TO CONTRACT CLAIMS, TORT CLAIMS OR OTHERWISE. THE PARTIES AGREE THAT ANY SUCH CLAIM OR CAUSE OF ACTION SHALL BE TRIED BY A COURT TRIAL WITHOUT A JURY. WITHOUT LIMITING THE FOREGOING, THE PARTIES FURTHER AGREE THAT THEIR RESPECTIVE RIGHT TO A TRIAL BY JURY IS WAIVED BY OPERATION OF THIS SECTION AS TO ANY ACTION, COUNTERCLAIM OR OTHER PROCEEDING WHICH SEEKS, IN WHOLE OR IN PART, TO CHALLENGE THE VALIDITY OR ENFORCEABILITY OF THIS SUBSCRIPTION AGREEMENT OR ANY PROVISION HEREOF. THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT.

(s) The parties agree that all disputes, legal actions, suits and proceedings arising out of or relating to this Subscription Agreement must be brought exclusively in the courts of the State of New York or the courts of the United States located in the Borough of Manhattan, New York City, New York (collectively, the “Designated Courts”). Each party hereby consents and submits to the exclusive jurisdiction of the Designated Courts. No legal action, suit or proceeding with respect to this Subscription Agreement may be brought in any other forum. Each party hereby irrevocably waives all claims of immunity from jurisdiction, and any objection which such party may now or hereafter have to the laying of venue of any suit, action or proceeding in any Designated Court, including any right to object on the basis that any dispute, action, suit or proceeding brought in the Designated Courts has been brought in an improper or inconvenient forum or venue. Each of the parties also agrees that delivery of any process, summons, notice or document to a party hereof in compliance with Section 9(c) of this Subscription Agreement shall be effective service of process for any action, suit or proceeding in a Designated Court with respect to any matters to which the parties have submitted to jurisdiction as set forth above.

(t) This Subscription Agreement may only be enforced against, and any claim, action, suit or other legal proceeding based upon, arising out of, or related to this Subscription Agreement, or the negotiation, execution or performance of this Subscription Agreement, may only be brought against the entities that are expressly named as parties hereto; except with respect to the provisions of this Agreement for which the Other Advance Funding Subscribers are an express third party beneficiary.

(u) SPAC shall (i) on the first (1st) Business Day immediately following the BCA Signing Date, issue a press release disclosing the material terms of the transactions contemplated hereby, and (ii) following the execution of the BCA, file with the Commission a Current Report on Form 8-K disclosing all material terms of this Subscription Agreement, the Other Advance Funding Subscription Agreements and the transactions contemplated hereby and thereby, and the Transactions, and including as exhibits thereto, the form of this Subscription Agreement, the Delayed Funding Subscription Agreements, the Ripple Party Subscription Agreements and the Series C Subscription Agreement, within the time required by the Exchange Act. From and

25

after the issuance of such press release, SPAC represents to the Subscriber that it shall have publicly disclosed all material, non-public information regarding SPAC delivered to the Subscriber by or on behalf of SPAC or any of its officers, directors, employees or agents in connection with the transactions contemplated by this Subscription Agreement. Prior to the Transaction Closing, Subscriber shall not issue any press release or make any other similar public statement with respect to the transactions contemplated hereby without the prior written consent of SPAC and Pubco (such consent not to be unreasonably withheld or delayed). Notwithstanding anything in this Subscription Agreement to the contrary, each of SPAC and Pubco (i) shall not publicly disclose the name of Subscriber or any of its affiliates or advisers, or include the name of Subscriber or any of its affiliates or advisers in any press release, without the prior written consent of Subscriber and (ii) shall not publicly disclose the name of Subscriber or any of its affiliates or advisers, or include the name of Subscriber or any of its affiliates or advisers in any filing with the Commission or any regulatory agency or trading market, without the prior written consent of Subscriber, except (A) as required by the federal securities laws, rules or regulations, including in connection with the filing of a Registration Statement pursuant to Section 6(a), (B) to the extent such disclosure is required by other laws, rules or regulations, at the request of the staff of the Commission or regulatory agency or under the regulations of the Stock Exchange, or (C) to SPAC’s or Pubco’s lawyers, independent accountants and to other advisors and service providers who reasonably require such information in connection with the provision of services to such person, are advised of the confidential nature of such information and are obligated to keep such information confidential in which case of clauses (A) through (B), SPAC or Pubco, as applicable, shall provide Subscriber with prior written notice (including by e-mail) of such permitted disclosure, and shall reasonably consult with Subscriber regarding such disclosure. Subscriber will promptly provide any information reasonably requested by SPAC or Pubco for any regulatory application or filing made or approval sought in connection with the Transactions (including filings with the Commission). To the extent that any such information is publicly disclosed pursuant to the provisions hereunder, the parties agree that no further notice or consent is required for SPAC or Pubco to further disclose such information.

(v) The obligations of Subscriber under this Subscription Agreement are several and not joint with the obligations of any Other Advance Funding Subscriber or any other investor under the Other Advance Funding Subscription Agreements the Delayed Funding Subscription Agreements, the Ripple Party Subscription Agreements or the Series C Subscription Agreement, and Subscriber shall not be responsible in any way for the performance of the obligations of any Other Advance Funding Subscriber under this Subscription Agreement or any Other Advance Funding Subscriber under the Other Advance Funding Subscription Agreements. The decision of Subscriber to purchase Subscribed Shares pursuant to this Subscription Agreement has been made by Subscriber independently of any Other Advance Funding Subscriber or any other investor and independently of any information, materials, statements or opinions as to the business, affairs, operations, assets, properties, liabilities, results of operations, condition (financial or otherwise) or prospects of SPAC, Pubco or any of their respective affiliates or subsidiaries which may have been made or given by any Other Advance Funding Subscriber or investor or by any agent or employee of any Other Advance Funding Subscriber or investor, and neither Subscriber nor any of its agents or employees shall have any liability to any Other Advance Funding Subscriber or investor (or any other person) relating to or arising from any such information, materials, statements or opinions. Nothing contained herein or in any Other Advance Funding Subscription Agreement, and no action taken by Subscriber or Other Advance Funding Subscriber or other investor pursuant hereto or thereto, shall be deemed to constitute Subscriber and any Other Advance Funding Subscribers or other investors as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that Subscriber and any Other Advance Funding Subscribers or other investors are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by this Subscription Agreement and the Other Advance Funding Subscription Agreements. Subscriber acknowledges that no Other Advance Funding Subscriber has acted as agent for Subscriber in connection with making its investment hereunder and no Other Advance Funding Subscriber will be acting as agent of Subscriber in connection with monitoring its investment in the Subscribed Shares or enforcing its rights under this Subscription Agreement. Subscriber shall be entitled to independently protect and enforce its rights, including without limitation the rights arising out of this Subscription Agreement, and it shall not be necessary for any Other Advance Funding Subscriber or investor to be joined as an additional party in any proceeding for such purpose.

26

(w) The headings herein are for convenience only, do not constitute a part of this Subscription Agreement and shall not be deemed to limit or affect any of the provisions hereof. The language used in this Subscription Agreement will be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rules of strict construction will be applied against any party. Unless the context otherwise requires, (i) all references to Sections or Annexes are to Sections or Annexes contained in or attached to this Subscription Agreement, (ii) each accounting term not otherwise defined in this Subscription Agreement has the meaning assigned to it in accordance with United States generally accepted accounting principles, (iii) words in the singular or plural include the singular and plural and pronouns stated in either the masculine, the feminine or neuter gender shall include the masculine, feminine and neuter, (iv) the use of the word “including” in this Subscription Agreement shall be by way of example rather than limitation, and (v) the word “or” shall not be exclusive (i.e., unless context requires otherwise “or” shall be interpreted to mean “and/or” rather than “either/or”).

[Signature pages follow]

27

IN WITNESS WHEREOF, Pubco has accepted this Subscription Agreement as of the date first set forth above.

EVERNORTH HOLDINGS INC.

By:
Name:
Title:

Address for Notices:

Evernorth Holdings Inc.

600 Battery Street

San Francisco, CA 94111

Attention: Asheesh Birla

E-mail: asheesh@evernorth.xyz

with a copy (not to constitute notice) to:

Davis Polk & Wardwell LLP

450 Lexington Ave

New York, NY 10017

Email: dan.gibbons@davispolk.com; derek.dostal@davispolk.com

Attention: Dan Gibbons; Derek Dostal

[Signature Page to Advance Funding Subscription Agreement]

IN WITNESS WHEREOF, the Company has accepted this Subscription Agreement as of the date first set forth above.

PATHFINDER DIGITAL ASSETS LLC

By:
Name:
Title:

Address for Notices:

Pathfinder Digital Assets LLC

600 Battery Street

San Francisco, CA 94111

Attention: Asheesh Birla

E-mail: asheesh@evernorth.xyz

with a copy (not to constitute notice) to:

Davis Polk & Wardwell LLP

450 Lexington Ave

New York, NY 10017

Email: dan.gibbons@davispolk.com; derek.dostal@davispolk.com

Attention: Dan Gibbons; Derek Dostal

[Signature Page to Advance Funding Subscription Agreement]

IN WITNESS WHEREOF, SPAC has accepted this Subscription Agreement as of the date first set forth above.

ARMADA ACQUISITION CORP. II

By:
Name:
Title:

Address for Notices:

Armada Acquisition Corp. II

382 NE 191st St, Suite 52895

Miami, FL 33179-3899

Attention: Taryn Naidu, Chief Executive Officer

Email: taryn@arringtoncapital.com; finance@arringtoncapital.com with a copy (not to constitute notice) to:

Wilson Sonsini Goodrich & Rosati, P.C.

701 Fifth Avenue, Suite 5100

Seattle, WA 98104-7036

Attn:   Patrick Schultheis

  Jeana S. Kim

  Nathan Robinson

Email:  pschultheis@wsgr.com

  jskim@wsgr.com

  nrobinson@wsgr.com

[Signature Page to Advance Funding Subscription Agreement]

IN WITNESS WHEREOF, Subscriber has executed or caused this Subscription Agreement to be executed by its duly authorized representative as of the date set forth below.

Name of Subscriber: __________________________	State/Country of Formation or Domicile: ____
By: _____________________________________
Name: _____________________________________
Title: _______________________________________
Name in which Subscribed Shares are to be registered (if different): _____________________________	Date: ________________
Subscriber’s EIN: _________________________
Entity Type (e.g., corporation, partnership, trust, etc.): _______________
Business Address-Street: _________________________	Mailing Address-Street (if different): __________
City, State, Zip: _____________________________	City, State, Zip: _____________________
Attn: ______________________________________	Attn: _______________________________
Telephone No.: ________________________________	Telephone No.: __________________________
Email for notices: _______________________________	Email for notices (if different): ________________
Number of Shares subscribed for: _______________
Wallet address for return of XRP, if applicable (if subscribing for XRP): _______________________

Form of Payment:

☐	Cash: $_______

☐	XRP: ______ XRP

[Signature Page to Advance Funding Subscription Agreement]

ANNEX A

CASH CUSTODY ACCOUNT WIRE INSTRUCTIONS

[Omitted.]

ANNEX B

XRP CUSTODY WALLET ADDRESS

[Omitted.]

ANNEX C

ELIGIBILITY REPRESENTATIONS OF SUBSCRIBER

This Annex C should be completed and signed by Subscriber and constitutes a part of the Subscription Agreement.

1.	QUALIFIED INSTITUTIONAL BUYER STATUS (Please check the box, if applicable)

☐	Subscriber is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) (a “QIB”)

☐	We are subscribing for the Subscribed Shares as a fiduciary or agent for one or more investor accounts, and each owner of such account is a QIB.

**OR**

2.	INSTITUTIONAL ACCREDITED INVESTOR STATUS (Please check the box, if applicable)

☐

Subscriber is an institutional “accredited investor” (within the meaning of Rule 501(a) under the Securities Act) or an entity in which all of the equity holders are accredited investors within the meaning of Rule 501(a) under the Securities Act, and has marked and initialed the appropriate box below indicating the provision under which it qualifies as an institutional “accredited investor.”

**AND**

3.	FINRA INSTITUTIONAL INVESTOR STATUS (Please check the box)

☐	Subscriber is a “institutional investor” (as defined in FINRA Rule 2111).

**AND**

4.	AFFILIATE STATUS

(Please check the applicable box)

SUBSCRIBER

☐	is:

☐	is not:

an “affiliate” (as defined in Rule 144 under the Securities Act) of SPAC, the Company or Pubco or acting on behalf of an affiliate of SPAC, the Company or Pubco.

Rule 501(a), in relevant part, states that an “accredited investor” shall mean any person who comes within any of the below listed categories, or who the issuer reasonably believes comes within any of the below listed categories, at the time of the sale of the securities to that person. Subscriber has indicated, by marking and initialing the appropriate box(es) below, the provision(s) below which apply to Subscriber and under which Subscriber accordingly qualifies as an “accredited investor.”

☐

Any bank, registered broker or dealer, insurance company, registered investment company, business development company, small business investment company, private business development company, or rural business investment company;

☐	Any investment adviser registered pursuant to section 203 of the Investment Advisers Act or registered pursuant to the laws of a state;

☐	Any investment adviser relying on the exemption from registering with the Commission under section 203(l) or (m) of the Investment Advisers Act;

☐

Any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000;

☐

Any employee benefit plan within the meaning of Title I of the Employee Retirement Income Security Act of 1974 (“ERISA”), if (i) the investment decision is made by a plan fiduciary, as defined in section 3(21) of ERISA, which is either a bank, a savings and loan association, an insurance company, or a registered investment adviser, (ii) the employee benefit plan has total assets in excess of $5,000,000 or, (iii) such plan is a self-directed plan, with investment decisions made solely by persons that are “accredited investors”;

☐

Any (i) corporation, limited liability company or partnership, (ii) Massachusetts or similar business trust, or (iii) organization described in section 501(c)(3) of the Internal Revenue Code, in each case that was not formed for the specific purpose of acquiring the securities offered and that has total assets in excess of $5,000,000;

☐

Any trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Section 230.506(b)(2)(ii) of Regulation D under the Securities Act;

☐

Any entity, other than an entity described in the categories of “accredited investors” above, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000;

☐

Any “family office,” as defined under the Investment Advisers Act that satisfies all of the following conditions: (i) with assets under management in excess of $5,000,000, (ii) that is not formed for the specific purpose of acquiring the securities offered, and (iii) whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment;

☐

Any “family client,” as defined under the Investment Advisers Act, of a family office meeting the requirements in the previous paragraph and whose prospective investment in the issuer is directed by such family office pursuant to the previous paragraph; or

☐	Any entity in which all of the equity owners are “accredited investors”.

Specify which tests:

☐	Any director, executive officer, or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

☐

Any natural person whose individual net worth, or joint net worth with that person’s spouse or spousal equivalent, exceeds $1,000,000. For purposes of calculating a natural person’s net worth: (a) the person’s primary residence shall not be included as an asset; (b) indebtedness that is secured by the person’s primary residence, up to the estimated fair market value of the primary residence at the time of the sale of securities, shall not be included as a liability (except that if the amount of such indebtedness outstanding at the time of sale of securities exceeds the amount outstanding 60 days before such time, other than as a result of the acquisition of the primary residence, the amount of such excess shall be included as a liability); and (c) indebtedness that is secured by the person’s primary residence in excess of the estimated fair market value of the primary residence at the time of the sale of securities shall be included as a liability;

☐

Any natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person’s spouse or spousal equivalent in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;

☐

Any natural person holding in good standing one or more professional certifications or designations or credentials from an accredited educational institution that the Commission has designated as qualifying an individual for accredited investor status; or

☐

Any natural person who is a “knowledgeable employee,” as defined in the Investment Company Act, of the issuer of the securities being offered or sold where the issuer would be an investment company, as defined in section 3 of such act, but for the exclusion provided by either section 3(c)(1) or section 3(c)(7) of such act.

**AND**

5.	FINRA INSTITUTIONAL ACCOUNT STATUS (Please check the box)

☐	Subscriber is an “institutional account” under FINRA Rule 4512(c).

**AND**

6.	EEA QUALIFIED INVESTOR (Please check the applicable box)

☐	Subscriber is a “qualified investor” (within the meaning of Article 2 of the EU Prospectus Regulation).

☐	Subscriber is not a resident in a member state of the European Economic Area.

**AND**

7.	UK QUALIFIED INVESTOR (Please check the applicable box)

☐   Subscriber is a “qualified investor” (within the meaning of Article 2 of the UK Prospectus Regulation) who is also (i) an investment professional falling within Article the Order; (ii) a high net worth entity falling within Article 49(2)(a) to (d) of the Order; or (iii) a person to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) in connection with the issue or sale of the Subscribed Shares may be lawfully communicated or caused to be communicated.

☐   Subscriber is not resident in the United Kingdom.

This page should be completed by Subscriber and constitutes a part of the Subscription Agreement.

SUBSCRIBER:

Print Name:

By:
Name:
Title:

ANNEX D

ACCREDITED INVESTOR QUESTIONNAIRE

Investor: ____________________________

State of Residence: ____________________

Residency Address: ______________________

The following are “accredited investors” for purposes of the offering of the Subscribed Shares. Please place a checkmark in the box next to any categories that apply to you1:

[ ]	(a)	a natural person whose individual net worth,[2] or joint net worth with that person’s spouse, at the time of purchase exceeds $1,000,000;

[ ]	(b)	a natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person’s spouse in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;

[ ]	(c)	a trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a person who either alone or with his purchaser representative has such knowledge and experience in financial and business matters that he or she is capable of evaluating the merits and risks of the prospective investment, or the issuer reasonably believes immediately prior to making any sale that such purchaser comes within this definition;

[ ]	(d)	an entity in which all of the equity owners are accredited investors meeting one or more of the tests under subparagraphs (a)—(c); or

[ ]	(e)	none of the above.

[1]	Certain other categories included within the definition of “accredited investor” which are not likely to apply have been omitted.
[2]

The term “net worth” means a person’s assets minus liabilities, provided that the value of such person’s primary residence, as well as the amount of any indebtedness secured by the primary residence up to the fair market value of the primary residence, shall be excluded from the calculation of net worth. Indebtedness secured by the primary residence in excess of the value of the primary residence shall be considered a liability for purposes of determining net worth.

ANNEX E

FORM OF ASSIGNMENT

ASSIGNMENT, ASSUMPTION & JOINDER

TO

SUBSCRIPTION AGREEMENT

[●], 2025

This Assignment, Assumption & Joinder Agreement (this “Agreement”) is made as of the date written above by [●] (“Assignor”) and [●] (“Assignee”). Reference is made to that certain subscription agreement (the “Subscription Agreement”), dated as of [●], 2025, by and among, inter alios, Evernorth Holdings Inc. (“Pubco”) and Assignor. Capitalized terms used, but not defined, herein shall have the meaning ascribed to such terms in the Subscription Agreement.

1. Each of Assignee and Assignor, by their execution and delivery of this Agreement, agrees to the assignment to and assumption by Assignee of all of Assignor’s rights and benefits as the “Subscriber” or equivalent term under the Subscription Agreement and any other related documents as they apply to the “Subscriber” or equivalent term, including, for the avoidance of doubt, the right to purchase from Pubco at the Transaction Closing [all of the Shares][a portion of the shares] initially subscribed for by Assignor.

2. Assignee hereby acknowledges, agrees and confirms that, by its execution of this Agreement, Assignee shall be bound by all of the terms, obligations, provisions and conditions contained in the Subscription Agreement as they apply to the “Subscriber” thereunder and as if an original signatory thereto in such capacity.

3. Assignee hereby acknowledges, agrees and confirms that, by its execution of this Agreement, Assignee makes all of the representations and warranties of the Subscriber set forth in the Subscription Agreement as of the date hereof.

4. Assignor hereby acknowledges, agrees and confirms that, in accordance with Section 9(g) of the Subscription Agreement, Assignor shall remain liable for its obligations under the Subscription Agreement unless and until the Company, Pubco, and SPAC provide their prior written consent to relieve Assignor of such obligations, in which case Assignor shall be fully released from any and all obligations and liabilities under the Subscription Agreement, including liability for any breach by Assignee occurring after the date hereof.

5. This Agreement shall be governed by the governing law applicable to the Subscription Agreement.

6. This Agreement may be executed in two or more counterparts, each of which will be deemed an original but all of which together will constitute one and the same instrument.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the undersigned has executed this Agreement as of the date written above.

[●]

[By: [●]]

By:
Name:
Title:

ASSIGNEE:

Name of Assignee:	State/Country of Formation or Domicile: [●]

[●]

[By: [●]]

By:

Name:

Title:

Name in which Transferred Interest is to be registered (if different):	Date: [●], 2025

Assignee’s EIN: [●]

Business Address	Mailing Address (if different):

[●]
[●]
Attn: [●]	Attn:

Telephone No.: [●]	Telephone No.:
Facsimile No.: [●]	Facsimile No.:

Number of Shares in Transferred Interest: [●]

Price Per Share: $[10.00]

Annex N

DELAYED FUNDING SUBSCRIPTION AGREEMENT

This DELAYED FUNDING SUBSCRIPTION AGREEMENT (this “Subscription Agreement”) is entered into on [●], 2025, by and among Evernorth Holdings Inc., a Nevada corporation (“Pubco”), Pathfinder Digital Assets LLC, a Delaware limited liability company (the “Company”), Armada Acquisition Corp. II, a Cayman Islands exempted company (“SPAC”), and the undersigned subscriber (“Subscriber”).

WHEREAS, on or about the date hereof, (a) SPAC, (b) Pubco, (c) Evernorth Corporate Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Pubco (“SPAC Merger Sub”), (d) Evernorth Company Merger Sub LLC, a Delaware limited liability company and a wholly owned subsidiary of Pubco (“Company Merger Sub”), (e) the Company, and (f) Ripple Labs Inc., a Delaware corporation (“Ripple”), entered into a business combination agreement (as amended, modified, supplemented or waived from time to time, the “BCA”);

WHEREAS, prior to the date of the Closing (as defined below), on the terms and subject to the conditions set forth in the BCA, SPAC will change its jurisdiction of incorporation such that it becomes a corporation organized under the laws of the State of Delaware (the “SPAC Domestication”);

WHEREAS, pursuant to and in accordance with the BCA, (a) Company Merger Sub will merge with and into the Company, with the Company continuing as the surviving company (the “Company Merger”), and with Ripple receiving one share of Class A common stock, par value $0.001 per share, of Pubco (“Pubco Class A Common Stock”) for each unit of the Company (each, a “Company Unit”) held by Ripple and exchanged subject to certain limitations on the initial holdings of Ripple and certain related entities included in the BCA, and (b) simultaneously with the Company Merger, SPAC Merger Sub will merge with and into SPAC, with SPAC continuing as the surviving entity (the “SPAC Merger” and, together with the Company Merger, the “Mergers” and, together with the other transactions contemplated by the BCA, the “Transactions”), with (x) shareholders of SPAC receiving one share of Pubco Class A Common Stock for each Class A ordinary share, par value $0.0001 per share, of SPAC (the “SPAC Class A Common Shares”) held by such shareholder, and (y) warrantholders of SPAC receiving one warrant to purchase Pubco Class A Common Stock for each warrant to purchase SPAC Class A Common Shares, par value $0.0001, of SPAC held by such warrantholders, and upon the Closing, Pubco will become a publicly traded company, all upon the terms and subject to the conditions set forth in the BCA;

WHEREAS, in connection with the Transactions, Subscriber desires to subscribe for and purchase from Pubco, on the Closing Date (as defined below), a number of shares of Pubco Class A Common Stock (the “Shares”) at a price of $10.00 per Share (the “Per Share Price”), payable in cash or by contribution of XRP in accordance with the terms of this Agreement, and Pubco desires to issue to Subscriber such Shares in consideration of the payment or contribution of the Subscription Price (as defined below) by or on behalf of Subscriber to Pubco simultaneously with such acquisition;

WHEREAS, on or about the date of this Subscription Agreement, SPAC, the Company and Pubco are entering into delayed funding subscription agreements (the “Other Delayed Funding Subscription Agreements” and, together with this Subscription Agreement, the “Subscription Agreements”) with certain other investors (the “Other Delayed Funding Subscribers” and together with Subscriber, the “Delayed Funding Subscribers”), pursuant to which the Other Delayed Funding Subscribers have agreed to purchase shares of Pubco Class A Common Stock on the Closing Date at the Per Share Price (such shares of the Other Delayed Funding Subscribers, the “Other Delayed Funding Subscribed Shares” and, together with the Subscribed Shares (as defined below), the “Delayed Funding Subscribed Shares”);

WHEREAS, on or about the date of this Subscription Agreement, SPAC, the Company and Pubco are entering into advance funding subscription agreements (the “Advance Funding Subscription Agreements”) with certain other investors (the “Advance Funding Subscribers”), pursuant to which the Advance Funding Subscribers have agreed to subscribe for and purchase Pubco Class A Common Stock in accordance with such Advance Funding Subscription Agreements;

WHEREAS, on or about the date of this Subscription Agreement, SPAC, the Company and Pubco are entering into subscription agreements (the “Ripple Party Subscription Agreements”) with certain other investors that are affiliates of Ripple (the “Ripple Party Subscribers”), pursuant to which the Ripple Party Subscribers have agreed to subscribe for and purchase a number of shares of Pubco Class A Common Stock and Company Units in accordance with such Ripple Party Subscription Agreements;

WHEREAS, on or about the date of this Subscription Agreement, SPAC, the Company and Pubco are entering into a subscription agreement (the “Series C Subscription Agreement”) with Arrington XRP Capital Fund, LP, a Delaware limited partnership (the “Series C Subscriber”), pursuant to which such Series C Subscriber has agreed to subscribe for and purchase a number of shares of Pubco Class A Common Stock and a number of shares of Class C common stock, par value $0.001 per share, of Pubco, in accordance with such Series C Subscription Agreement;

WHEREAS, the parties hereto intend that the contributions of cash or XRP to Pubco (including through the release of any custody account or wallet holding cash or XRP as provided herein) in accordance with the terms of this Agreement in exchange for the subscription and purchase of the Shares by the Subscriber, taken together with (i) the contributions of cash or XRP to Pubco in exchange for the subscription of the Shares by any Other Delayed Funding Subscribers, any Advance Funding Subscribers, any Ripple Party Subscribers and the Series C Subscriber, pursuant to the terms of the applicable Subscription Agreements and each such subscriber and (ii) the Mergers, collectively, are undertaken pursuant to an integrated plan and constitute a single integrated transaction and will be treated for U.S. federal and applicable state and local income tax purposes as exchanges to which Section 351(a) of the Internal Revenue Code of 1986, as amended (the “Code”) (and, as applicable, Section 351(b) or Section 357(c) of the Code) apply.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants, and subject to the conditions herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

Section 1. Subscription.

(a) Subject to the terms and conditions hereof, Subscriber hereby irrevocably agrees to subscribe for and purchase from Pubco, and Pubco hereby agrees to issue to Subscriber, upon payment or contribution of the Subscription Price (as defined below) by or on behalf of Subscriber to Pubco, the Subscribed Shares at the Closing (such subscription and issuance, the “Subscription”).

(b) Payment for the Shares shall be made by Subscriber, at its sole election, in either cash or XRP.

(c) For purposes of this Agreement:

(i) “Closing Date XRP Token VWAP” means the value of XRP denominated in USD as calculated using the “CME CF XRP-Dollar Reference Rate - New York Variant” benchmark (with the reference ticker XRPUSD_NY) by taking the arithmetic average of the quotes at 4:00 p.m. New York City time for each of the three days immediately preceding the Completion Date.

(ii) “Subscribed Shares” means such number of Shares equal to the quotient of (i) the Subscription Price and (ii) the Per Share Price.

(iii) “Subscription Price” means (A) if Subscriber elects to subscribe for the Shares with cash, the amount of cash as is set forth on the signature page hereto or (B) if Subscriber elects to subscribe for the Shares with XRP, such amount (in USD) equal to the product of (x) the amount of XRP as is set forth on the signature page hereto (the “XRP Amount”) and (y) the Closing Date XRP Token VWAP.

(d) No fractional Shares will be issued. In determining such number of Subscribed Shares to be issued, such number shall be rounded down to the nearest whole share in the case of any resulting fractional number of Shares.

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(e) The Subscribed Shares shall contain a legend in substantially the following form:

“THIS SECURITY HAS BEEN ACQUIRED FOR INVESTMENT AND WITHOUT A VIEW TO DISTRIBUTION AND HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR UNDER STATE SECURITIES LAWS. NO TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION OR OTHER DISPOSITION OF THIS SECURITY OR ANY INTEREST OR PARTICIPATION THEREIN MAY BE MADE EXCEPT (A) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR (B) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS AND, IN THE CASE OF CLAUSE (B), UNLESS THE ISSUER RECEIVES AN OPINION OF COUNSEL IN FORM AND SUBSTANCE SATISFACTORY TO THE ISSUER TO THE EFFECT THAT REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS. IN ADDITION, ANY SUCH TRANSFER OR OTHER DISPOSITION IS SUBJECT TO THE CONDITIONS CONTAINED IN A DELAYED FUNDING SUBSCRIPTION AGREEMENT, DATED [●], 2025. A COPY OF SUCH CONDITIONS WILL BE PROVIDED TO THE HOLDER HEREOF UPON REQUEST.”

Section 2. Closing.

(a) The consummation of the Subscription contemplated hereby (the “Closing”) shall occur on the same date as the Transactions, at least two (2) hours following the consummation of the SPAC Merger (the “Closing Date”).

(b) At least five (5) Business Days (as defined below) before the anticipated Closing Date, Pubco shall deliver written notice to the Subscriber (the “Closing Notice”) specifying (i) the anticipated Closing Date and (ii) either (x) the wire instructions for delivery of the Subscription Price to Pubco (or Pubco’s designee), if the Subscription Price is to be paid in cash, or (y) the wallet address maintained by BitGo Trust Company, Inc. in the name of Pubco (or Pubco’s designee) in the name of Pubco specified in Annex A hereto, if the Subscription Price is to be paid in XRP (the “Custodial Account”). For the purposes of this Subscription Agreement, “Business Day” means a day, other than a Saturday, Sunday or other day on which commercial banks in New York City (New York) are not open for a full business day for the general transaction of business.

(c) No later than two (2) Business Days prior to the Closing Date, Subscriber shall deliver to Pubco such information as is reasonably requested in the Closing Notice in order for Pubco to issue the Subscribed Shares to Subscriber. Subscriber shall deliver the Subscription Price as follows:

(i) If Subscriber is delivering the Subscription Price in cash, Subscriber shall deliver to Pubco (or via Pubco’s designee), prior to 9:30 a.m. (Eastern time), on the Closing Date, the Subscription Price in cash via wire transfer of United States dollars in immediately available funds to the account specified in the Closing Notice against delivery (with such delivery to occur promptly following receipt of the Subscription Price) by Pubco to Subscriber of the Subscribed Shares in book entry form, free and clear of any liens, encumbrances or other restrictions (other than those arising under state or federal securities laws), in the name of Subscriber.

(ii) If Subscriber is delivering the Subscription Price in XRP, Subscriber shall deliver to Pubco (or via Pubco’s designee), prior to 9:30 a.m. (Eastern time) on the Closing Date, the XRP Amount, free and clear of any liens, encumbrances or other restrictions, via transfer of the XRP Amount to the Custodial Account as specified in the Closing Notice against delivery (with such delivery to occur promptly following receipt of the Subscription Price) by Pubco to Subscriber of the Subscribed Shares in book-entry form, free and clear of any liens, encumbrances or other restrictions (other than those arising under state or federal securities laws), in the name of Subscriber.

(iii) As promptly as practicable after the Closing, Pubco shall deliver to each Subscriber evidence from Pubco’s transfer agent of the issuance to Subscriber of the Subscribed Shares (in book-entry form) on and as of the Closing Date.

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(d) In the event that the consummation of the Transactions does not occur within five (5) Business Days after the anticipated Closing Date specified in the Closing Notice, unless otherwise agreed to in writing by Pubco, the Company, SPAC and Subscriber, Pubco (or Pubco’s designee) shall promptly (but in no event later than three (3) Business Days after the anticipated Closing Date specified in the Closing Notice) return (i) the funds so delivered by Subscriber to Pubco by wire transfer in immediately available funds to the account specified by Subscriber and (ii) any XRP so delivered by Subscriber to Pubco to the wallet address specified by Subscriber in the signature page hereto. Notwithstanding such return or release (x) a failure to close on the anticipated Closing Date shall not, by itself, be deemed to be a failure of any of the conditions to Closing set forth in this Section 2 to be satisfied or waived on or prior to the Closing Date, and (y) unless and until this Subscription Agreement is terminated in accordance with Section 7, Subscriber shall remain obligated to redeliver funds to Pubco, as set forth in the Closing Notice, following Pubco’s delivery to Subscriber of a new Closing Notice in accordance with this Section 2 and Subscriber and Pubco shall remain obligated to consummate the Closing upon satisfaction of the conditions set forth in this Section 2 following Pubco’s delivery to Subscriber of a new Closing Notice.

(e) The obligations of Pubco, the Company, SPAC and Subscriber to consummate, or cause to be consummated, the transactions contemplated by this Subscription Agreement (including the Closing) are subject to the satisfaction or, if permitted by applicable law, waiver by the parties hereto, of the conditions that, on the Closing Date:

(i) all conditions precedent to the closing of the Transactions set forth in Article IX (Closing Conditions) of the BCA shall have been satisfied or waived by the person with the authority to give such waiver (other than any such conditions which by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at the Closing) (as determined solely by the parties to the BCA in accordance therewith); and

(ii) no governmental authority with competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any judgment, order, law, rule or regulation which is then in effect and has the effect of making the consummation of the transactions contemplated hereby illegal or otherwise restraining or prohibiting consummation of the transactions contemplated hereby and no such governmental authority shall have instituted or threatened in writing a proceeding seeking to impose such restraint or prohibition.

(f) The obligations of Pubco, the Company and SPAC to consummate, or cause to be consummated, the transactions contemplated by this Subscription Agreement (including the Closing) are subject to the satisfaction, or waiver by Pubco, the Company and SPAC, of the additional conditions that, on the Closing Date:

(i) all representations and warranties of Subscriber contained in this Subscription Agreement shall be true and correct at and as of the Closing Date, as though made on and as of the Closing Date (other than representations and warranties that speak as of a specified earlier date, which representations and warranties shall be true and correct as of such specified date), and consummation of the Closing shall constitute a reaffirmation by Subscriber of each of the representations, warranties and agreements of Subscriber contained in this Subscription Agreement as of the Closing Date, but without giving effect to consummation of the Transactions, or as of such earlier date, as applicable; and

(ii) Subscriber shall have wired the Subscription Price, or delivered the XRP Amount, in accordance with Section 2(c) and otherwise performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Subscription Agreement to be performed, satisfied or complied with by it at or prior to the Closing.

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(g) The obligations of Subscriber to consummate, or cause to be consummated, the transactions contemplated by this Subscription Agreement (including the Closing) are subject to the satisfaction or waiver by Subscriber of the additional conditions that, on the Closing Date:

(i) all representations and warranties of Pubco contained in this Subscription Agreement shall be true and correct as of the Closing Date, as though made on and as of the Closing Date (other than (A) representations and warranties that are qualified as to materiality or Pubco Material Adverse Effect (as defined below), which representations and warranties shall be true in all respects or (B) representations and warranties that speak as of a specified earlier date, which representations and warranties shall be true and correct as of such specified date), and consummation of the Closing shall constitute a reaffirmation by Pubco of each of its representations, warranties and agreements contained in this Subscription Agreement as of the Closing Date, but without giving effect to consummation of the Transactions, or as of such earlier date, as applicable, except, in each case, where the failure of such representations and warranties to be true and correct (whether as of the Closing Date or such earlier date), taken as a whole, does not result in a Pubco Material Adverse Effect;

(ii) no Other Delayed Funding Subscription Agreement (or other agreements or understandings (including side letters) entered into in connection therewith or in connection with the sale of the Other Delayed Funding Subscribed Shares) shall have been amended, modified or waived in any manner that benefits any Other Delayed Funding Subscriber unless the Subscriber shall have been offered in writing the same benefits (other than terms particular to the legal or regulatory requirements of such Other Delayed Funding Subscriber or its affiliates or related persons);

(iii) no amendments, modifications or waivers to the terms of the BCA (as it exists on the date hereof as provided to Subscriber) shall have occurred, in each case, in a matter that would reasonably be expected to materially and adversely affect the economic benefits that Subscriber would reasonably expect to receive under this Subscription Agreement (unless Subscriber has provided its written consent thereto);

(iv) all consents, waivers, authorizations or orders of, any notice required to be made to, and any filing or registration with, any court or other federal, state, local or other governmental authority, self-regulatory organization (including the Stock Exchange (as defined below) and any stockholder approval required by applicable Stock Exchange rules and regulations) or other person in connection with the execution, delivery and performance of this Subscription Agreement (including, without limitation, the issuance of the Subscribed Shares) required to be made in connection with the issuance and sale of the Subscribed Shares shall have been obtained or made, except where the failure to so obtain or make would not prevent Pubco, the Company and SPAC from consummating the transactions contemplated hereby, including the issuance and sale of the Subscribed Shares to the Subscriber;

(v) Pubco, the Company and SPAC shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Subscription Agreement to be performed, satisfied or complied with by Pubco, the Company or SPAC, respectively, at or prior to the Closing; and

(vi) there has not occurred any Material Adverse Effect (as defined in the BCA) since the date of this Subscription Agreement that is continuing, which the applicable parties to the BCA have not waived.

(h) Prior to or at the Closing, Subscriber shall deliver to Pubco all such other information as is reasonably requested in order for Pubco to issue the Subscribed Shares to Subscriber, including, without limitation, the legal name of the person in whose name the Subscribed Shares are to be issued (or Subscriber’s nominee in accordance with its delivery instructions) and a duly completed and executed Internal Revenue Service Form W-9 or appropriate Form W-8.

(i) Pubco, the Company, SPAC and Subscriber acknowledge and agree that, for U.S. federal and applicable state, local and non-U.S. income tax purposes: (A) (i) the Subscription Funding, (ii) any other

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subscriptions of Shares effected pursuant to the Advance Funding Subscription Agreements, the Delayed Funding Subscription Agreements, the Ripple Party Subscription Agreements and the Series C Subscription Agreement, and (iii) the Mergers, taken together, are undertaken pursuant to an integrated plan and constitute a single, integrated transaction among the parties and are intended to be treated for U.S. federal and applicable state and local income tax purposes as exchanges to which Section 351(a) (and, as applicable, Section 351(b) or Section 357(c) of the Code) the “Intended Tax Treatment”). Pubco, the Company, SPAC and Subscriber agree to file, or cause to be filed all income and withholding tax returns in a manner consistent with, and not to take any income or withholding tax position that is inconsistent with, the Intended Tax Treatment unless required by a determination within the meaning of Section 1313(a) of the Code.

(j) [If a Subscriber notifies Pubco in writing as of the date of this Agreement that it elects to be subject to the provisions of this Section 2(j), then Pubco shall not effect the issuance of any Subscribed Shares to such Subscriber and such Subscriber shall not receive or be required to purchase Subscribed Shares at the Closing, to the extent that following the issuance of the Subscribed Shares at the Closing, such Subscriber (together with such Subscriber’s affiliates), to Pubco’s actual knowledge, based on beneficial ownership information provided to Pubco by the Subscriber in connection with its election pursuant to this Section 2(j) and updated at Subscriber’s option in writing to Pubco at least 5 Business Days in advance of the anticipated Closing Date, would beneficially own in excess of the percentage set forth in the signature page hereto (the “Maximum Percentage”) of the Pubco Class A Common Stock outstanding immediately after giving effect to the consummation of the Transactions. For purposes of this Section 2(j), beneficial ownership shall be calculated in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

(k) Any such shares of Pubco Class A Common Stock that are not permitted to be issued pursuant to Section 2(j) are referred to as “Excess Subscribed Shares.” For the avoidance of doubt, the calculation by Pubco of any Subscriber’s Excess Subscribed Shares shall take account of, in determining the number of outstanding shares of Pubco Class A Common Stock, (i) any Excess Subscribed Shares for such Subscriber and any other Subscribers not issued in connection with the Closing, (ii) any Subscribed Shares for other Subscribers that are not issued in connection with the Closing because of payment failure or any other reason and/or (iii) any other change or adjustment in the number of shares of Pubco Class A Common Stock outstanding prior to or at the Closing. Any payments to Pubco by the Subscriber in connection with Excess Subscribed Shares shall be promptly refunded to the Subscriber.

(l) To the extent that any Excess Subscribed Shares are issued (“Excess Issued Shares”), such shares shall be deemed null and void and shall be cancelled ab initio, and the Subscriber therefor shall not have the power to vote or to transfer the Excess Issued Shares. As soon as reasonably practicable after the issuance of the Excess Issued Shares has been deemed null and void, Pubco shall return to the Subscriber the Subscription Price (if any) paid in respect of such Excess Issued Shares and the Subscriber shall return such Excess Issued Shares to Pubco.]1

Section 3. SPAC and Pubco Representations and Warranties. Each of SPAC, solely with respect to the representations and warranties set forth below relating to SPAC, and Pubco, solely with respect to the representations and warranties set forth below relating to Pubco, represents and warrants to Subscriber as of the date hereof and as of the Closing, that:

(a) SPAC (i) is validly existing and in good standing under the laws of its jurisdiction of incorporation, (ii) has the requisite corporate power and authority to own, lease and operate its properties, to carry on its business as it is now being conducted and to enter into and perform its obligations under this Subscription Agreement, and (iii) is duly licensed or qualified to conduct its business and, if applicable, is in good standing under the laws of each jurisdiction (other than its jurisdiction of incorporation) in which the conduct of its business or the ownership of its properties or assets requires such license or qualification, except, with respect to the foregoing clause (iii), where the failure to be in good standing would not reasonably be

[1]	Note to draft: Included in subscription agreements for certain investors.

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expected to have a SPAC Material Adverse Effect. For purposes of this Subscription Agreement, a “SPAC Material Adverse Effect” means an event, change, development, occurrence, condition or effect with respect to SPAC that, individually or in the aggregate, would reasonably be expected to have a material adverse effect on SPAC’s ability to consummate the transactions contemplated by this Subscription Agreement.

(b) Pubco (i) is validly existing under the laws of the State of Nevada, (ii) has the requisite corporate power and authority to own, lease and operate its properties and to conduct its business as it is now being conducted, and (iii) is duly licensed or qualified and in good standing (to the extent applicable) in all jurisdictions in which its ownership of property or character of its activities is such as to require it to be so licensed or qualified, except, with respect to the foregoing clause (iii), where the failure to be so licensed or qualified has not and would not, individually or in the aggregate, reasonably be expected to have a Pubco Material Adverse Effect. For purposes of this Subscription Agreement, a “Pubco Material Adverse Effect” means an event, change, development, occurrence, condition or effect with respect to Pubco that, individually or in the aggregate, would reasonably be expected to have a material adverse effect on Pubco’s ability to consummate the transactions contemplated by this Subscription Agreement.

(c) The issuance and sale of the Subscribed Shares, when issued pursuant to this Subscription Agreement (subject to the receipt of the Subscription Price in accordance with the terms of this Subscription Agreement and registration with Pubco’s transfer agent), will have been duly authorized by Pubco and, when issued and delivered to Subscriber (or its nominee in accordance with the Subscriber’s delivery instructions), will be validly issued, fully paid and free and clear of all liens or other restrictions (other than those arising under this Subscription Agreement or the BCA, Pubco’s amended and restated articles of incorporation, bylaws or other similar organizational documents (the “Pubco Organizational Documents”) or applicable securities laws), and will not have been issued in violation of, or subject to, any preemptive or similar rights created under the Pubco Organizational Documents (as in effect at such time of issuance) or under Chapter 78 of the Nevada Revised Statutes.

(d) This Subscription Agreement has been duly authorized, validly executed and delivered by SPAC and Pubco, and assuming the due authorization, execution and delivery of the same by the Company and Subscriber, this Subscription Agreement shall constitute the valid and legally binding obligation of SPAC and Pubco, enforceable against each of SPAC and Pubco in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors generally and by the availability of equitable remedies (collectively, the “Enforceability Exceptions”).

(e) Assuming the accuracy of the representations and warranties of Subscriber set forth in Section 4, the execution and delivery of this Subscription Agreement by SPAC, the compliance by SPAC with all of the provisions of this Subscription Agreement applicable to SPAC and the consummation of the transactions contemplated herein will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of SPAC pursuant to the terms of any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which SPAC is a party or by which SPAC is bound or to which any of the property or assets of SPAC is subject, (ii) conflict with or violate any provision of, or result in the breach of, SPAC’s amended and restated memorandum and articles of association, bylaws or other similar organizational documents (the “SPAC Organizational Documents”), or (iii) conflict with or result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental authority with competent jurisdiction over SPAC or any of its properties except, in the case of clauses (i) and (iii), for such violations, conflicts, breaches, defaults or liens, charges or encumbrances which would not, individually or in the aggregate, reasonably be expected to have a SPAC Material Adverse Effect.

(f) Assuming the accuracy of the representations and warranties of Subscriber set forth in Section 4, the execution and delivery of this Subscription Agreement, the issuance of the Subscribed Shares hereunder, the compliance by Pubco with all of the provisions of this Subscription Agreement applicable to

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Pubco and the consummation of the transactions contemplated herein will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of Pubco pursuant to the terms of any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which Pubco is a party or by which Pubco is bound or to which any of the property or assets of Pubco is subject, (ii) conflict with or violate any provision of, or result in the breach of, the Pubco Organizational Documents, or (iii) conflict with or result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental authority with competent jurisdiction over Pubco or any of its properties except, in the case of clauses (i) and (iii), for such violations, conflicts, breaches, defaults or liens, charges or encumbrances which would not, individually or in the aggregate, reasonably be expected to have a Pubco Material Adverse Effect.

(g) Assuming the accuracy of the representations and warranties of Subscriber set forth in Section 4, neither SPAC nor Pubco is required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or governmental authority with competent jurisdiction, self-regulatory organization (including any stock exchange on which the Pubco Class A Common Stock will be listed (the “Stock Exchange”)) or other person in connection with the execution, delivery and performance of this Subscription Agreement, other than (i) filings required by applicable state securities laws, (ii) the filing of the Registration Statement (as defined below) pursuant to Section 5, (iii) filings required by the Securities Act of 1933, as amended (the “Securities Act”), the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules of the United States Securities and Exchange Commission (the “Commission”), including the registration statement on Form S-4 with respect to the Transactions and the proxy statement/prospectus included therein, (iv) filings required by the Stock Exchange, including with respect to obtaining SPAC shareholder approval of the Transactions and the listing of Pubco Class A Common Stock, (v) filings required to consummate the Transactions as provided under the BCA, (vi) filings in connection with or as a result of any publicly available written guidance, comments, requirements or requests of the SEC staff under the Securities Act (the “SEC Guidance”), (vii) filings in connection with the SPAC Domestication, and (viii) those the failure of which to obtain would not reasonably be expected to have a SPAC Material Adverse Effect or a Pubco Material Adverse Effect, as applicable.

(h) Except for such matters as have not had and would not reasonably be expected to have a Pubco Material Adverse Effect, there is no (i) suit, action, proceeding or arbitration before a governmental authority or arbitrator with competent jurisdiction pending, or, to the knowledge of Pubco, threatened in writing against Pubco or (ii) judgment, decree, injunction, ruling or order of any governmental authority or arbitrator with competent jurisdiction outstanding against Pubco.

(i) Assuming the accuracy of Subscriber’s representations and warranties set forth in Section 4, no registration under the Securities Act or any state securities (or Blue Sky) laws is required for the offer and sale of the Subscribed Shares by Pubco to Subscriber.

(j) Neither Pubco nor any person acting on its behalf has engaged or will engage in any form of general solicitation or general advertising (within the meaning of Regulation D) in connection with any offer or sale of the Subscribed Shares. The Subscribed Shares are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act or any state securities laws. Neither Pubco nor any person acting on its behalf (other than the Company and other than the Placement Agent (as defined below) and its respective persons acting on its behalf in such capacity, as to whom neither SPAC nor Pubco make any representations) has, directly or indirectly, at any time within the past thirty (30) calendar days, (i) made any offer or sale of any security or solicitation of any offer to buy any security under circumstances that would eliminate the availability of the exemption from registration under Section 4(a)(2) of the Securities Act in connection with the offer and sale by Pubco of the Subscribed Shares as contemplated hereby or the Other Delayed Funding Subscribed Shares as contemplated by the Other Delayed Funding Subscription Agreements, or (ii) offered or sold any securities that would reasonably be expected to subject the offer, issuance or sale of the Subscribed Shares or the Other Delayed Funding Subscribed Shares, as contemplated hereby, to the registration provisions of the Securities Act.

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(k) SPAC is in compliance in all material respects with, and has not received any written communication from, a governmental authority with competent jurisdiction that alleges that SPAC is not in compliance in all material respects with, or is in default or violation of, the applicable provisions of (i) the Securities Act and the Exchange Act, (ii) the rules and regulations of the Commission, and (iii) the rules of the Stock Exchange, except, in each case, where such non-compliance, default, or violation would not, individually or in the aggregate, reasonably be expected to have a SPAC Material Adverse Effect. For the avoidance of doubt, this representation and warranty shall not apply to the extent any of the foregoing matters arise from or relate to the SEC Guidance.

(l) Pubco is in compliance in all material respects with, and has not received any written communication from, a governmental authority with competent jurisdiction that alleges that Pubco is not in compliance in all material respects with, or is in default or violation of, the applicable provisions of (i) the Securities Act and the Exchange Act, (ii) the rules and regulations of the Commission, and (iii) the rules of the Stock Exchange, except, in each case, where such non-compliance, default, or violation would not, individually or in the aggregate, reasonably be expected to have a Pubco Material Adverse Effect. For the avoidance of doubt, this representation and warranty shall not apply to the extent any of the foregoing matters arise from or relate to the SEC Guidance.

(m) Upon the Closing, the Pubco Class A Common Stock will be registered pursuant to Section 12(b) of the Exchange Act and will be listed for trading on the Stock Exchange, and the Pubco Class A Common Stock will be approved for listing on the Stock Exchange or another national securities exchange, subject to official notice of issuance.

(n) Other than compensation to be paid to Citigroup Global Markets Inc., as sole placement agent to Pubco (the “Placement Agent”), no broker or finder is entitled to any brokerage or finder’s fee or commission solely in connection with the sale of the Subscribed Shares to Subscriber.

(o) When issued, all issued and outstanding Pubco Class A Common Stock will have been duly authorized and validly issued, will be fully paid and non-assessable and will not be subject to preemptive or similar rights. Other than the subsidiaries of Pubco to be formed after the date hereof pursuant to the BCA, Pubco has no subsidiaries and does not own, directly or indirectly, interests or investments (whether equity or debt) in any person, whether incorporated or unincorporated. There are no shareholder agreements, voting trusts or other agreements or understandings to which Pubco is a party or by which it is bound relating to the voting of any Pubco Class A Common Stock or Pubco Class B Common Stock or other equity interests in Pubco, other than as contemplated by the BCA or as described in the forms, reports, schedules, statements, registration statements, prospectuses, and other documents filed or furnished as of the date hereof by SPAC with the Commission under the Securities Act and/or the Exchange Act (collectively, and together with any amendments, restatements or supplements thereto, the “SEC Documents”). There are no securities or instruments issued by or to which SPAC is a party containing anti-dilution or similar provisions that will be triggered, and not fully waived by the holder of such securities or instruments pursuant to a written agreement or consent, by the issuance of the Delayed Funding Subscribed Shares, in each case, that have not been or will not be validly waived on or prior to the Closing Date.

(p) All Subscription Agreements in respect of Delayed Funding Subscribed Shares reflect the same Per Share Price and substantially the same other material terms and conditions with respect to the purchase of Shares that are no more favorable in the aggregate to the Other Delayed Funding Subscribers than the material terms of this Subscription Agreement are to the Subscriber (other than any terms particular to the regulatory requirements of such investor or its affiliates or related funds that are mutual funds or are otherwise subject to regulations related to the timing of funding and the issuance of the related Shares).

(q) Pubco is not, and immediately after receipt of payment for the Subscribed Shares and the Closing, will not be, subject to registration as an “investment company” under the meaning of the Investment Company Act.

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(r) Neither Pubco nor any of its controlled affiliates (i) is, or will be at or immediately after the Closing, a person of a country of concern, as such term is defined in 31 C.F.R. § 850.221 (a “Covered Person”), (ii) directly or indirectly hold, or will hold at or immediately after the Closing, a board seat on, a voting or equity interest in, or any contractual power to direct or cause the direction of the management or policies of, any Covered Person, or (iii) is engaged, or has plans to engage, or will be engaged at or immediately after the Closing, directly or indirectly, in a “covered activity,” as such term is defined in 31 C.F.R. § 850.208.

Section 4. Subscriber Representations and Warranties. Subscriber represents and warrants to Pubco, the Company, SPAC and the Placement Agent, as of the date hereof and as of the Closing, that:

(a) If Subscriber is a legal entity, Subscriber (i) has been duly formed and is validly existing and in good standing under the laws of its jurisdiction of formation or incorporation and (ii) has the requisite power and authority to enter into, and perform its obligations under, this Subscription Agreement. If Subscriber is an individual, Subscriber has the legal competence and capacity to enter into and perform its obligations under this Subscription Agreement.

(b) If Subscriber is a legal entity, this Subscription Agreement has been duly authorized, validly executed and delivered by Subscriber. If Subscriber is an individual, Subscriber’s signature is genuine and the signatory has the legal competence and capacity to execute this Subscription Agreement. Assuming the due authorization, execution and delivery of the same by Pubco, the Company and SPAC, this Subscription Agreement shall constitute the valid and legally binding obligation of Subscriber, enforceable against Subscriber in accordance with its terms, subject to the Enforceability Exceptions.

(c) If Subscriber is paying the Subscription Price in XRP, (i) Subscriber has all rights, title and interest in and to the XRP to be contributed by it to Pubco pursuant to this Subscription Agreement, (ii) such XRP is held in a digital wallet held or operated by or on behalf of Subscriber at or by an appropriately regulated custodian and/or in accordance with industry-standard security practices (the “Subscriber Digital Wallet”) and neither such XRP nor such Subscriber Digital Wallet is subject to any liens, encumbrances or other restrictions, other than under the user agreement and/or terms and conditions associated with such Subscriber Digital Wallet, (iii) Subscriber has taken commercially reasonable steps to protect its Subscriber Digital Wallet and such XRP and (iv) Subscriber has the exclusive ability to control such Subscriber Digital Wallet, including by use of “private keys” or other equivalent means or through custody arrangements or other equivalent means.

(d) The execution, delivery and performance of this Subscription Agreement, the purchase of the Subscribed Shares hereunder, the compliance by Subscriber with all of the provisions of this Subscription Agreement and the consummation of the transactions contemplated herein do not and will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of Subscriber (or any of its subsidiaries, if Subscriber is a legal entity) pursuant to the terms of (i) any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which Subscriber or any of its subsidiaries is a party or by which Subscriber (or any of its subsidiaries, if Subscriber is a legal entity) is bound or to which any of the property or assets of Subscriber (or any of its subsidiaries, if Subscriber is a legal entity) is subject; (ii) if Subscriber is a legal entity, conflict with or violate any provision of, or result in the breach of, the articles of association, bylaws or other similar organizational documents of Subscriber (or any of its subsidiaries); or (iii) conflict with or result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental authority, agency or body, domestic or foreign, having jurisdiction over Subscriber (or any of its subsidiaries, if Subscriber is a legal entity) or any of its properties (or the properties of any of its subsidiaries, if Subscriber is a legal entity) that, in the case of clauses (i) and (iii), would reasonably be expected, individually or in the aggregate, to have a Subscriber Material Adverse Effect. For purposes of this Subscription Agreement, a “Subscriber Material Adverse Effect” means an event, change, development, occurrence, condition or effect with respect to the Subscriber that, individually or in the aggregate, would reasonably be expected to materially impair or materially delay Subscriber’s ability or legal authority to perform its obligations under this Subscription Agreement, including the purchase of the Subscribed Shares.

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(e) Subscriber (i) is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act), an institutional “accredited investor” (within the meaning of Rule 501(a)(1), (2), (3), or (7) under the Securities Act) satisfying the applicable requirements set forth on Annex B hereto, or an institutional account as defined in FINRA Rule 4512(c), (ii) is an “institutional investor” (as defined in FINRA Rule 2111), (iii) if located or resident in a member state of the European Economic Area, is a “qualified investor” within the meaning of Article 2 of Regulation (EU) 2017/1129 (as amended, the “EU Prospectus Regulation”), (iv) if located or resident in the United Kingdom, is a “qualified investor” within the meaning of Article 2 of Regulation (EU) 2017/1129 as it forms part of domestic law in the United Kingdom by virtue of the European Union (Withdrawal) Act 2018 (the “UK Prospectus Regulation”) who is also (x) an investment professional falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Order”); (y) a high net worth entity falling within Article 49(2)(a) to (d) of the Order; or (z) a person to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (as amended, the “FSMA”)) in connection with the issue or sale of the Subscribed Shares may be lawfully communicated or caused to be communicated, (v) is acquiring the Subscribed Shares only for its own account and not for the account of others, or if Subscriber is subscribing for the Subscribed Shares as a fiduciary or agent for one or more investor accounts, each owner of such account is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) or an institutional “accredited investor” (within the meaning of Rule 501(a) under the Securities Act) and Subscriber has sole investment discretion with respect to each such account, and the full power and authority to make the acknowledgements, representations, warranties and agreements herein on behalf of each owner of each such account, and (vi) is not acquiring the Subscribed Shares with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act or other applicable securities laws; and shall provide or has provided Pubco with the requested information on Annex B following the signature page hereto. Subscriber is not an entity formed for the specific purpose of acquiring the Subscribed Shares.

(f) Subscriber (i) is an institutional account as defined in FINRA Rule 4512(c), (ii) is a sophisticated investor, experienced in investing in business transactions and capable of evaluating investment risks independently, both in general and with regard to all transactions and investment strategies involving a security or securities and (iii) has exercised independent judgment in evaluating its participation in the purchase of the Subscribed Shares. Accordingly, Subscriber acknowledges that the offering meets (i) the exemptions from filing under FINRA Rule 5123(b)(1)(A), (C) or (J) and (ii) the institutional customer exemption under FINRA Rule 2111(b).

(g) Subscriber acknowledges and agrees that the Subscribed Shares are being offered in a transaction not involving any public offering within the meaning of the Securities Act and that the Subscribed Shares have not been registered under the Securities Act and that Pubco, the Company and SPAC are not required to register the Subscribed Shares except as set forth in Section 5. Subscriber acknowledges and agrees that the Subscribed Shares may not be offered, resold, transferred, pledged or otherwise disposed of by Subscriber absent an effective registration statement under the Securities Act, except (i) to Pubco or a subsidiary thereof, (ii) pursuant to an applicable exemption from the registration requirements of the Securities Act, and, in each of clauses (i)-(ii), in accordance with any applicable securities laws of the states and other jurisdictions of the United States, and that any certificates or account entries representing the Subscribed Shares shall contain a restrictive legend to such effect. Subscriber acknowledges and agrees that the Subscribed Shares will be subject to these securities law transfer restrictions, and as a result of these transfer restrictions, Subscriber may not be able to readily offer, resell, transfer, pledge or otherwise dispose of the Subscribed Shares and may be required to bear the financial risk of an investment in the Subscribed Shares for an indefinite period of time. Subscriber acknowledges and agrees that, unless the Subscribed Shares are earlier registered on a Registration Statement, the Subscribed Shares will not be eligible for offer, resale, transfer, pledge or disposition pursuant to Rule 144 promulgated under the Securities Act (“Rule 144”) until at least one year following the filing of certain required information with the Commission after the Closing Date. Subscriber acknowledges and agrees that it has been advised to consult legal counsel prior to making any offer, resale, pledge or transfer of any of the Subscribed Shares.

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(h) Subscriber understands and agrees that Subscriber is purchasing the Subscribed Shares directly from Pubco. Subscriber further acknowledges that there have not been, and Subscriber hereby agrees that it is not relying on, any representations, warranties, covenants or agreements made to Subscriber by Pubco, the Company, SPAC or the Placement Agent or any of their respective affiliates or any of such person’s or its or their respective affiliates’ control persons, officers, directors, partners, members, managing members, managers, agents, employees or other representatives, legal counsel, financial or tax advisors, accountants or agents (collectively, “Representatives”), any other party to the Transactions or any other person or entity, expressly or by implication, other than those representations, warranties, covenants and agreements of Pubco expressly set forth in this Subscription Agreement, and Subscriber is not relying on any other purported representations, warranties, covenants, agreements or statements (including by omission), which are hereby disclaimed by Subscriber.

(i) In making its decision to purchase the Subscribed Shares, Subscriber represents that it has relied solely upon an independent investigation made by Subscriber and Pubco’s and SPAC’s respective representations in this Subscription Agreement. Subscriber has not relied on any statements or other information provided by or on behalf of Pubco (including the Placement Agent) concerning the Company, SPAC, Pubco, the Subscribed Shares or the Subscription, and has been offered the opportunity to ask questions of Pubco and has received answers thereto, including on the financial information, as Subscriber deemed necessary in connection with its decision to purchase the Subscribed Shares. Subscriber acknowledges and agrees that Subscriber has had access to, has received, and has had an adequate opportunity to review, such financial and other information as Subscriber deems necessary in order to make an investment decision with respect to the Subscribed Shares, including with respect to the Company, SPAC, Pubco and the Transactions, and Subscriber has made its own assessment and is satisfied concerning the relevant financial, tax and other economic considerations relevant to Subscriber’s investment in the Subscribed Shares. Without limiting the generality of the foregoing, Subscriber acknowledges that it has reviewed SPAC’s filings with the Commission. Subscriber represents and agrees that Subscriber and Subscriber’s professional advisor(s), if any, have had the full opportunity to ask such questions, receive such answers and obtain such information as Subscriber and Subscriber’s professional advisor(s), if any, have deemed necessary to make an investment decision with respect to the Subscribed Shares, including but not limited to information concerning the Company, SPAC, Pubco, the BCA, and the Subscription. Subscriber acknowledges that certain information provided to it by the Company and Pubco was based on projections, and such projections were prepared based on assumptions and estimates that are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. Subscriber further acknowledges that such information and projections were prepared without participation of the Placement Agent and that the Placement Agent and each of its members, directors, officers, employees, representatives and controlling persons have made no independent investigation with respect to Pubco or the Shares or the accuracy, completeness or adequacy of any information or projections supplied to the Subscriber and does not assume responsibility for independent verification of, or the accuracy or completeness of, such information or projections. Subscriber also acknowledges that the information provided to Subscriber was preliminary and subject to change, including in the registration statement and the proxy statement and/or prospectus that will be filed with the Commission in connection with the Transactions.

(j) Subscriber acknowledges and agrees that none of the Company, SPAC, Pubco, the Placement Agent nor their respective affiliates or any of such person’s or its or their respective affiliates’ Representatives has provided Subscriber with any advice with respect to the Subscribed Shares. Other than as set forth herein, none of SPAC, Pubco, the Placement Agent or any of their respective affiliates or Representatives has made or makes any representation or warranty, whether express or implied, of any kind or character as to the Company, SPAC, Pubco or the quality or value of the Subscribed Shares.

(k) Subscriber became aware of this offering of the Subscribed Shares solely by means of direct contact between Subscriber, on the one hand, and Pubco (and its Representatives, including the Placement Agent), on the other, and the Subscribed Shares were offered to Subscriber solely by direct contact between Subscriber, on the one hand, and Pubco (and its Representatives, including the Placement Agent), on the other, or

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their respective affiliates. Subscriber did not become aware of this offering of the Subscribed Shares, nor were the Subscribed Shares offered to Subscriber, by any other means, and none of the Company, SPAC or Pubco or their respective Representatives (including the Placement Agent) acted as investment advisor, broker or dealer to Subscriber. Subscriber acknowledges that the Subscribed Shares (i) were not offered by any form of general solicitation or general advertising (within the meaning of Regulation D of the Securities Act) and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws.

(l) Subscriber acknowledges that it is aware that there are substantial risks incident to the purchase and ownership of the Subscribed Shares, including those set forth in the SEC Documents and other material to be provided by or on behalf of Pubco to Subscriber. Subscriber is able to fend for itself in the transactions contemplated herein and has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Subscribed Shares, and Subscriber has had an opportunity to seek, and has sought, such accounting, legal, business and tax advice as Subscriber has considered necessary to make an informed investment decision.

(m) Without limiting the representations, warranties and covenants set forth in this Agreement, alone, or together with any professional advisor(s), Subscriber represents and acknowledges that Subscriber has adequately analyzed and fully considered the risks of an investment in the Subscribed Shares and determined that the Subscribed Shares are a suitable investment for Subscriber and that Subscriber is able at this time and in the foreseeable future to bear the economic risk of a total loss of Subscriber’s investment in Pubco. Subscriber acknowledges specifically that a possibility of total loss exists.

(n) Subscriber understands and agrees that no federal or state agency has passed upon or endorsed the merits of the offering of the Subscribed Shares or made any findings or determination as to the fairness of an investment in Subscribed Shares.

(o) Neither the Subscriber nor any of its affiliates, officers, directors, managers, managing members, general partners or any other person acting in a similar capacity or carrying out a similar function is (i) a person (including individual or entity) that is the target or the subject of economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by relevant governmental authorities with competent jurisdiction, including, but not limited to those administered by the U.S. government through the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”) and the U.S. Department of State, the United Nations Security Council, the European Union or any EU member state, or the United Kingdom (including His Majesty’s Treasury of the United Kingdom) (collectively, “Sanctions”), (ii) a person or entity listed on the List of Specially Designated Nationals and Blocked Persons administered by OFAC, or in any Executive Order issued by the President of the United States and administered by OFAC, or any other any Sanctions-related list of sanctioned persons maintained by OFAC, the Department of Commerce or the U.S. Department of State, the United Nations Security Council, the European Union, any EU member state, or the United Kingdom; (iii) a “designated national,” as defined in the Cuban Assets Control Regulations, 31 C.F.R. Part 515, (iv) organized, incorporated, established, located, resident or the government, including any political subdivision, agency, or instrumentality thereof, of, Cuba, Iran, North Korea, Syria, the Crimea region of Ukraine, the so-called Donetsk People’s Republic, or the so-called Luhansk People’s Republic regions of Ukraine, as well as the non-controlled regions of the oblasts of Zaporizhzhia and Kherson or any other country or territory embargoed or subject to substantial trade restrictions by the United States, the European Union or any individual European Union member state, or the United Kingdom; (v) directly or indirectly owned or controlled (as ownership and control are defined and interpreted under applicable sanctions), or acting on behalf or at the direction of, any such person or persons described in any of the foregoing clauses (i) through (v), except in each case as permitted under Sanctions laws; or (vi) a non-U.S. institution that accepts currency for deposit and that has no physical presence in the jurisdiction in which it is incorporated or in which it is operating, as the case may be, and is unaffiliated with a regulated financial group that is subject to consolidated supervision (a “non-U.S. shell bank”) or providing banking services indirectly to a non-U.S. shell bank (collectively, clauses (i) through

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(vi), a “Prohibited Investor”). Subscriber agrees to provide law enforcement agencies, if requested thereby, such records as required by applicable law; provided that Subscriber is permitted to do so under applicable law. Subscriber represents that (i) if it is a financial institution subject to the Bank Secrecy Act (31 U.S.C. Section 5311 et seq.), as amended by the USA PATRIOT Act of 2001, and its implementing regulations (collectively, the “BSA/PATRIOT Act”), that Subscriber, directly or indirectly through a third-party administrator, maintains policies and procedures to ensure compliance with its obligations under the BSA/PATRIOT Act, and (ii) to the extent required, directly or indirectly through a third-party administrator, it maintains policies and procedures reasonably designed to ensure compliance with the anti-corruption and anti-money laundering-related laws administered and enforced by other governmental authorities with competent jurisdiction. Subscriber also represents and warrants that it maintains policies and procedures reasonably designed to ensure compliance with Sanctions. Subscriber further represents and warrants that (i) none of the funds held by Subscriber and used to purchase the Shares are or will be derived from transactions directly or indirectly with or for the benefit of any Prohibited Investor, (ii) such funds are from legitimate sources and do not constitute the proceeds of criminal conduct or criminal property, (iii) such funds do not originate from and have not been routed through an account maintained at a non-U.S. shell bank and (iv) it maintains policies and procedures reasonably designed to ensure the funds held by Subscriber and used to purchase the Shares were legally derived and were not obtained, directly or indirectly, from a Prohibited Investor or from or through a non-U.S. shell bank.

(p) No foreign person (as defined in 31 C.F.R. Part 800.224) in which the national or subnational governments of a single foreign state have a substantial interest (as defined in 31 C.F.R. Part 800.244) will acquire a substantial interest in Pubco as a result of the purchase and sale of Subscribed Shares hereunder, and no foreign person will have control (as defined in 31 C.F.R. Part 800.208) over Pubco from and after the Closing as a result of the purchase and sale of Subscribed Shares hereunder.

(q) If Subscriber is an employee benefit plan that is subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), a plan, an individual retirement account or other arrangement that is subject to section 4975 of the Code or an employee benefit plan that is a governmental plan (as defined in section 3(32) of ERISA), a church plan (as defined in section 3(33) of ERISA), a non-U.S. plan (as described in section 4(b)(4) of ERISA) or other plan that is not subject to the foregoing but may be subject to provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code, or an entity whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement (each, a “Plan”) subject to the fiduciary or prohibited transaction provisions of ERISA or section 4975 of the Code, Subscriber represents and warrants that (i) it has not relied on SPAC, the Company, Pubco, the Placement Agent or any of their respective affiliates (the “Transaction Parties”) for investment advice or as the Plan’s fiduciary with respect to its decision to acquire and hold the Subscribed Shares, and none of the Transaction Parties shall at any time be relied upon as the Plan’s fiduciary with respect to any decision to acquire, continue to hold or transfer the Subscribed Shares and (ii) the acquisition and holding of the Subscribed Shares will not constitute or result in a non-exempt prohibited transaction under ERISA, section 4975 of the Code or any applicable similar law.

(r) Subscriber has or has commitments to have and, when required to deliver payment pursuant to Section 1(b), Subscriber will have sufficient immediately available funds or XRP (as applicable) to pay the Subscription Price pursuant to Section 1(b). Subscriber is an entity having total liquid assets and net assets in excess of the Subscription Price as of the date hereof and as of each date the Subscription Price would be required to be funded to Pubco pursuant to Section 1(b).

(s) Subscriber acknowledges that it is not relying upon, and has not relied upon, any statement, representation or warranty made by any person, firm or corporation (including, without limitation, Pubco or SPAC, or any of their respective affiliates or Representatives, including the Placement Agent), other than the representations and warranties of Pubco and SPAC contained in Section 3, in making its investment or decision to invest in Pubco. Subscriber agrees that none of (i) any Other Delayed Funding Subscriber pursuant to an Other

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Delayed Funding Subscription Agreement or any other agreement related to the private placement of Shares (including the controlling persons, officers, directors, partners, agents or employees of any such Subscriber) nor (ii) the Placement Agent shall be liable (including, without limitation, for or with respect to any losses, claims, damages, obligations, penalties, judgments, awards, liabilities, costs, expenses or disbursements incurred by such person or entity), whether in contract, tort or otherwise, or have any liability or obligation to Subscriber or any Other Delayed Funding Subscriber, or any person claiming through Subscriber or any Other Delayed Funding Subscriber, pursuant to this Subscription Agreement or related to the private placement of the Subscribed Shares, the negotiation hereof or the subject matter hereof, or the transactions contemplated hereby, for any action heretofore or hereafter taken or omitted to be taken by any of the foregoing in connection with the purchase of the Subscribed Shares. Subscriber agrees not to commence any litigation or bring any claim against the Placement Agent in any court or any other forum which relates to, may arise out of, or is in connection with, this offering of the Subscribed Shares. This undertaking is given freely and after obtaining independent legal advice.

(t) Subscriber acknowledges and agrees that (i) the Placement Agent is acting solely as Pubco’s placement agent in connection with the private placement of the Subscribed Shares and is not acting as an underwriter or in any other capacity and is not and shall not be construed as a fiduciary of the Subscriber, SPAC or any other person or entity in connection with the private placement of the Subscribed Shares, (ii) the Placement Agent has not made or will not make any representation or warranty, whether express or implied, of any kind or character and has not provided any advice or recommendation or acted as the Subscriber’s financial advisor or fiduciary in connection with an investment in Pubco or the private placement of the Subscribed Shares, and (iii) the Placement Agent will not have any responsibility with respect to (x) any representations, warranties or agreements made by any person or entity under or in connection with the private placement of the Subscribed Shares or any of the documents furnished pursuant thereto or in connection therewith, or the execution, legality, validity or enforceability (with respect to any person) or any thereof, or (y) the business, affairs, financial condition, operations, properties or prospects of, or any other matter concerning the Company, Pubco, SPAC or the private placement of the Subscribed Shares.

(u) Subscriber acknowledges that the Placement Agent is also acting as exclusive capital markets advisor to the Company and Pubco in connection with the Transactions.

(v) No broker, finder or other financial consultant is entitled to any brokerage or finder’s fee or commission to be paid by Subscriber solely in connection with the sale of the Subscribed Shares to Subscriber or has acted on behalf of Subscriber in connection with this Subscription Agreement or the transactions contemplated hereby in such a way as to create any liability on Pubco, the Company or SPAC.

(w) Subscriber acknowledges that (i) Pubco, the Company, SPAC and the Placement Agent currently may have, and later may come into possession of, information regarding Pubco, the Company or Ripple that is not known to the Subscriber and that may be material to a decision to enter into this transaction to purchase the Subscribed Shares (“Excluded Information”), (ii) the Subscriber has determined to enter into this transaction to purchase the Subscribed Shares notwithstanding its lack of knowledge of the Excluded Information, and (iii) none of Pubco, the Company, SPAC or the Placement Agent shall have liability to the Subscriber, and Subscriber hereby, to the extent permitted by law, waives and releases any claims it may have against Pubco, the Company, SPAC and the Placement Agent with respect to the non-disclosure of the Excluded Information.

(x) At all times on or prior to the Closing Date, Subscriber has no binding commitment to dispose of, or otherwise transfer (directly or indirectly), any of the Subscribed Shares, other than binding commitments it may have to transfer and/or pledge such Subscribed Shares upon Closing to a prime broker under and in accordance with its prime brokerage agreement with such broker.

(y) Subscriber hereby agrees that neither it, nor any person or entity acting on its behalf or pursuant to any understanding with Subscriber, shall, directly or indirectly, engage in any hedging activities or

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execute any Short Sales with respect to the securities of SPAC or Pubco from the date of this Subscription Agreement until the Closing or the earlier termination of this Subscription Agreement in accordance with its terms. “Short Sales” shall mean all “short sales” as defined in Rule 200 of Regulation SHO under the Exchange Act and all short positions effected through any direct or indirect stock pledges (other than pledges in the ordinary course of business as part of prime brokerage arrangements), forward sale contracts, options, puts, calls, swaps and similar arrangements (including on a total return basis), short sales or other short transactions through non-U.S. broker dealers or foreign regulated brokers. Notwithstanding the foregoing, (i) nothing herein shall prohibit other entities under common management with Subscriber from entering into any Short Sales and (ii) in the case of a Subscriber that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of such Subscriber’s assets, the covenant set forth above shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to enter into the Subscription, subject in each of clauses (i) and (ii), to the obligations of Subscriber and such other entities under applicable law.

(z) Subscriber is not currently (and at all times through the Closing will refrain from being or becoming) a member of a “group” (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision), including any group acting for the purpose of acquiring, holding or disposing of equity securities of SPAC or Pubco (within the meaning of Rule 13d-5(b)(1) under the Exchange Act).

(aa) Subscriber will not acquire a substantial interest (as defined in 31 C.F.R. Part 800.244) in Pubco as a result of the purchase and sale of the Subscribed Shares.

(bb) Subscriber acknowledges its obligations under applicable securities laws with respect to the treatment of non-public information relating to SPAC and Pubco.

(cc) Subscriber covenants that neither it, nor any affiliate acting on its behalf or pursuant to any understanding with it, has executed or will execute any purchases or sales of any of securities of SPAC during the period that commenced at the time that Subscriber first learned of the transactions contemplated hereunder and ending at such time that the transactions contemplated by this Subscription Agreement are first publicly announced pursuant to the initial press release as described in Section 9(u). Subscriber covenants that until such time as the transactions contemplated by this Subscription Agreement are publicly disclosed by SPAC pursuant to the initial press release as described in Section 9(u), Subscriber will maintain the confidentiality of the existence and terms of the Subscription and the Transactions and the transactions contemplated hereby. Notwithstanding the foregoing and notwithstanding anything contained in this Subscription Agreement to the contrary, SPAC and Pubco expressly acknowledge and agree that Subscriber shall have no duty of confidentiality as set forth in this Section 4(cc) to Pubco after the issuance of the initial press release as described in Section 9(u). Notwithstanding the foregoing, in the case that Subscriber is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of Subscriber’s assets and the portfolio managers have no direct knowledge of the investment decisions made by the portfolio managers managing other portions of Subscriber’s assets, the covenant set forth above shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Subscribed Shares covered by this Subscription Agreement.

Section 5. Registration of Subscribed Shares.

(a) Subject to Section 5(b), Pubco agrees that, as soon as practicable but in no event later than thirty (30) calendar days following the Closing Date, Pubco will file with the Commission (at Pubco’s sole cost and expense) a registration statement registering the resale of the Subscribed Shares that are eligible for registration (determined as of two Business Days prior to such filing) (the “Registrable Securities” and such registration statement, the “Registration Statement”), and Pubco shall use its commercially reasonable efforts to have the Registration Statement declared effective as soon as practicable after the filing thereof, but in any event no later than seventy five (75) calendar days after the Closing Date (the “Effectiveness Deadline”); provided that

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the Effectiveness Deadline shall be extended by a maximum of ninety (90) calendar days after the Closing Date if the Registration Statement is reviewed by, and comments thereto are provided from, the Commission; provided, further, that Pubco shall request the Registration Statement declared effective promptly after the date Pubco is notified (orally or in writing, whichever is earlier) by the staff of the Commission that the Registration Statement will not be “reviewed” or will not be subject to further review; provided, further, that (i) if the Effectiveness Deadline falls on a Saturday, Sunday or other day that the Commission is closed for business, the Effectiveness Deadline shall be extended to the next Business Day on which the Commission is open for business and (ii) if the Commission is closed for operations due to a government shutdown, the Effectiveness Deadline shall be extended by the same number of calendar days as the number of calendar days during which the Commission remains closed. Pubco will provide a draft of the Registration Statement to Subscriber as promptly as reasonably practicable after the Completion Date, and in any event at least five (5) Business Days in advance of the date of filing the Registration Statement with the Commission. Unless otherwise agreed to in writing by Subscriber prior to the filing of the Registration Statement, Subscriber shall not be identified as a statutory underwriter in the Registration Statement unless the Commission requests that Subscriber be identified as a statutory underwriter; provided that if the Commission requests that Subscriber be identified as a statutory underwriter in the Registration Statement, Subscriber will have the opportunity to withdraw from the Registration Statement upon its prompt written request to Pubco. Notwithstanding the foregoing, if the Commission or its regulations prevent Pubco from including any or all of the Registrable Securities proposed to be registered under the Registration Statement due to limitations on the use of Rule 415 of the Securities Act for the resale of the Registrable Securities by the applicable stockholders or otherwise, such Registration Statement shall register for resale such number of Registrable Securities which is equal to the maximum number of Registrable Securities as is permitted by the Commission. In such event, the number of Registrable Securities shall be reduced pro rata among all such selling stockholders and as promptly as practicable after being permitted to register additional Registrable Securities under Rule 415 under the Securities Act, Pubco shall amend the Registration Statement or file one or more new Registration Statement(s) (with such amendment or new Registration Statement also being deemed to be a “Registration Statement” hereunder) to register such additional Registrable Securities and use commercially reasonable efforts to cause such amendment or Registration Statement(s) to become effective as promptly as practicable after the filing thereof, but in any event no later than thirty (30) calendar days after the filing of such Registration Statement (the “Additional Effectiveness Deadline”); provided that the Additional Effectiveness Deadline shall be extended to seventy five (75) calendar days after the filing of such Registration Statement, including any new Registration Statement or amended Registration Statement, if such Registration Statement is reviewed by, and comments thereto are provided from, the Commission; provided, further, that Pubco shall request that such Registration Statement be declared effective promptly after the date Pubco is notified (orally or in writing, whichever is earlier) by the staff of the Commission that such Registration Statement will not be “reviewed” or will not be subject to further review; provided, further, that (i) if such day falls on a Saturday, Sunday or other day that the Commission is closed for business, the Additional Effectiveness Deadline shall be extended to the next Business Day on which the Commission is open for business and (ii) if the Commission is closed for operations due to a government shutdown, the Effectiveness Deadline shall be extended by the same number of calendar days as the number of calendar days during which the Commission remains closed. Any failure by Pubco to file a Registration Statement by the Effectiveness Deadline or Additional Effectiveness Deadline shall not otherwise relieve Pubco of its obligations to file or effect a Registration Statement as set forth in this Section 5.

(b) Pubco agrees that, except for such times as Pubco is permitted hereunder to suspend the use of the prospectus forming part of a Registration Statement, Pubco will use its commercially reasonable efforts to cause such Registration Statement to remain effective with respect to Subscriber, including to prepare and file any post-effective amendment to such Registration Statement or a supplement to the related prospectus such that the prospectus will not include any untrue statement or a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, until the earliest to occur of (i) the date on which Subscriber ceases to hold any Registrable Securities issued pursuant to this Subscription Agreement, (ii) the first date on which Subscriber can sell all of its Registrable Securities issued pursuant to this Subscription Agreement (or shares received in exchange therefor) under Rule 144 of the

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Securities Act without limitation as to the manner of sale or the amount of such securities that may be sold and without the requirement for Pubco to be in compliance with the current public information required under Rule 144(c)(1) (or Rule 144(i)(2), if applicable), and (iii) three years from the date of effectiveness of the Registration Statement (the earliest of clauses (i) through (iii), the “End Date”). Prior to the End Date, Pubco (i) will use commercially reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of any Registration Statement as soon as reasonably practicable; (ii) file all reports, and provide all customary and reasonable cooperation, necessary to enable Subscriber to resell Registrable Securities pursuant to the Registration Statement; and (iii) qualify the Registrable Securities for listing on the Stock Exchange and update or amend the Registration Statement as necessary to include Registrable Securities. Pubco will use its commercially reasonable efforts to (A) for so long as Subscriber holds Registrable Securities, make and keep public information available (as those terms are understood and defined in Rule 144) and file with the Commission in a timely manner all reports and other documents required of Pubco under the Exchange Act so long as Pubco remains subject to such requirements to enable Subscriber to resell the Registrable Securities pursuant to Rule 144, (B) at the reasonable request of Subscriber, deliver all the necessary documentation to cause Pubco’s transfer agent to remove all restrictive legends from any Registrable Securities being sold under the Registration Statement or pursuant to Rule 144 at the time of sale of the Registrable Securities, and (C) cause its legal counsel to deliver to the transfer agent the necessary legal opinions required by the transfer agent, if any, in connection with the instruction under clause (B) upon the receipt of Subscriber representation letters and such other customary supporting documentation as requested by (and in a form reasonably acceptable to) such counsel. Subscriber agrees to disclose its beneficial ownership, as determined in accordance with Rule 13d-3 of the Exchange Act, of Registrable Securities to Pubco (or its successor) as may be reasonably required to enable Pubco to make the determination described above.

(c) Pubco’s obligations to include the Registrable Securities in the Registration Statement are contingent upon Subscriber furnishing in writing to Pubco a completed selling stockholder questionnaire in customary form that contains such information regarding Subscriber, the securities of Pubco held by Subscriber and the intended method of disposition of the Registrable Securities as shall be reasonably requested by Pubco to effect the registration of the Registrable Securities, and Subscriber shall execute such documents in connection with such registration as Pubco may reasonably request that are customary of a selling stockholder in similar situations, including providing that Pubco shall be entitled to postpone and suspend the effectiveness or use of the Registration Statement (i) during any customary blackout or similar period or as permitted hereunder and (ii) as may be necessary in connection with the preparation and filing of a post-effective amendment to the Registration Statement following the filing of Pubco’s Annual Report on Form 10-K for its first completed fiscal year following the effective date of the Registration Statement; provided that Pubco shall request such information from Subscriber, including the selling stockholder questionnaire, at least five (5) Business Days prior to the anticipated date of filing the Registration Statement with the Commission. In the case of the registration effected by Pubco pursuant to this Subscription Agreement, Pubco shall, upon reasonable request, inform Subscriber as to the status of such registration. Subscriber shall not be entitled to use the Registration Statement for an underwritten offering of Registrable Securities.

(d) Notwithstanding anything to the contrary contained herein, Pubco shall be entitled to delay or postpone the effectiveness of the Registration Statement, and from time to time require Subscriber not to sell under the Registration Statement or suspend the use or effectiveness of any such Registration Statement if (A) it determines in good faith that in order for the registration statement to not contain a material misstatement or omission, an amendment thereto would be needed, including as a result of any request by the Commission for any amendment or supplement to such Registration Statement or any prospectus relating thereto or for additional information, (B) such filing or use would materially affect a bona fide business or financing transaction of Pubco or would require premature disclosure of information that would materially adversely affect Pubco, (C) in the good faith judgment of the majority of the members of Pubco’s board of directors, such filing or effectiveness or use of such Registration Statement would be seriously detrimental to Pubco, (D) the majority of the members of Pubco’s board of directors determines to delay the filing or initial effectiveness of, or suspend use of, a Registration Statement and such delay or suspension arises out of, or is a result of, or is related to or is in

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connection with the SEC Guidance or future Commission guidance directed at special purpose acquisition companies or companies that have consummated a business combination with a special purpose acquisition company, or any related disclosure or related matters, (E) as may be necessary in connection with the preparation and filing of a post-effective amendment to the Registration Statement following the filing of Pubco’s Annual Report on Form 10-K for its first completed fiscal year following the effective date of the Registration Statement, or (F) Subscriber agrees that (1) it will immediately discontinue offers and sales of the Registrable Securities under the Registration Statement until Subscriber receives copies of a supplemental or amended prospectus (which Pubco agrees to use commercially reasonable efforts to promptly prepare) that corrects the misstatement(s) or omission(s) referred to in Section 5(d)(A) and receives notice that any post-effective amendment has become effective or unless otherwise notified by Pubco that it may resume such offers and sales and (2) it will maintain the confidentiality of any information included in such written notice delivered by Pubco unless otherwise required by law, subpoena or regulatory request or requirement (each such circumstance, a “Suspension Event”); provided that (w) Pubco shall not so delay filing or so suspend the use of the Registration Statement for a period of more than ninety (90) consecutive days or more than one hundred and twenty (120) total calendar days in any consecutive three hundred sixty (360) day period, or more than two (2) times in any consecutive three hundred sixty (360) day period and (x) Pubco shall use commercially reasonable efforts to make such registration statement available for the sale by Subscriber of such securities as soon as practicable thereafter.

(e) Upon receipt of any written notice from Pubco of the happening of (i) an issuance by the Commission of any stop order suspending the effectiveness of any Registration Statement or the initiation of any proceedings for such purpose, which notice shall be given no later than three (3) Business Days from the date of such event, (ii) any Suspension Event during the period that the Registration Statement is effective, or (iii) if as a result of a Suspension Event the Registration Statement or related prospectus contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made (in the case of the prospectus) not misleading, Subscriber agrees that (1) it will immediately discontinue offers and sales of the Registrable Securities under the Registration Statement until Subscriber receives copies of a supplemental or amended prospectus (which Pubco agrees to use commercially reasonable efforts to promptly prepare) that corrects the misstatement(s) or omission(s) referred to above and receives notice that any post-effective amendment has become effective or unless otherwise notified by Pubco that it may resume such offers and sales and (2) it will maintain the confidentiality of any information included in such written notice delivered by Pubco unless otherwise required by law, subpoena or regulatory request or requirement. If so directed by Pubco, Subscriber will deliver to Pubco or, in Subscriber’s sole discretion destroy, all copies of the prospectus covering the Registrable Securities in Subscriber’s possession; provided, however, that this obligation to deliver or destroy all copies of the prospectus covering the Registrable Securities shall not apply (w) to the extent Subscriber is required to retain a copy of such prospectus (A) in order to comply with applicable legal, regulatory, self-regulatory or professional requirements or (B) in accordance with a bona fide pre-existing document retention policy or (x) to copies stored electronically on archival servers as a result of automatic data back-up.

(f) For purposes of this Section 5, (i) “Registrable Securities” shall mean, as of any date of determination, the Registrable Securities and any other equity security issued or issuable with respect to the Registrable Securities by way of share split, dividend, distribution, recapitalization, merger, exchange, or replacement, and (ii) “Subscriber” shall include any person to which the rights under this Section 5 shall have been duly assigned.

(g) Pubco shall indemnify, defend and hold harmless Subscriber (to the extent Subscriber is a seller under the Registration Statement), the officers, directors, members, managers, partners, agents and employees of Subscriber, each person who controls Subscriber (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) and the officers, directors, members, managers, partners, agents and employees of each such controlling person, to the fullest extent permitted by applicable law, from and against any and all out-of-pocket and reasonably documented losses, claims, damages, liabilities, costs (including

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reasonable and documented external attorneys’ fees) and expenses (collectively, “Losses”) arising out of or caused by or based upon any untrue or alleged untrue statement of a material fact contained in the Registration Statement, any prospectus included in the Registration Statement or any form of prospectus or in any amendment or supplement thereto or in any preliminary prospectus, or any omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus or form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading, except to the extent that such untrue statements, alleged untrue statements, omissions or alleged omissions (1) are based upon information regarding Subscriber furnished in writing to Pubco by or on behalf of Subscriber expressly for use therein or Subscriber has omitted a material fact from such information or (2) result from or are in connection with any offers or sales effected by or on behalf of Subscriber in violation of Section 5(c). Notwithstanding the foregoing, Pubco’s indemnification obligations shall not apply to amounts paid in settlement of any Losses or action if such settlement is effected without the prior written consent of Pubco. Pubco shall provide Subscriber with an update on any threatened or asserted proceedings arising from or in connection with the transactions contemplated by this Section 5 of which Pubco receives notice whether oral or in writing.

(h) Subscriber shall, severally and not jointly with any other subscriber in the offering contemplated by this Subscription Agreement, indemnify, defend and hold harmless Pubco, its directors, officers, members, managers, partners, agents and employees, each person who controls Pubco (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), and the directors, officers, members, managers, partners, agents or employees of such controlling persons, to the fullest extent permitted by applicable law, from and against all Losses arising out of or based upon any untrue or alleged untrue statement of a material fact contained in any Registration Statement any prospectus included in the Registration Statement, or any form of prospectus, or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus, or any form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading to the extent, but only to the extent, that such untrue statements, alleged untrue statements, omissions or alleged omissions are based upon information regarding Subscriber furnished in writing to Pubco by or on behalf of Subscriber expressly for use therein. In no event shall the liability of Subscriber be greater in amount than the United States dollars amount of the net proceeds received by Subscriber upon the sale of the Registrable Securities giving rise to such indemnification obligation. Notwithstanding the forgoing, Subscriber’s indemnification obligation shall not apply to amounts paid in settlement of any Losses or action if such settlement is effected without the prior written consent of Subscriber (which consent shall not be unreasonably withheld or delayed).

(i) Any person or entity entitled to indemnification herein shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s or entity’s right to indemnification hereunder to the extent such failure has not prejudiced the indemnifying party) and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld, conditioned or delayed). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement), which settlement shall not include a statement or admission of fault and culpability on the part

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of such indemnified party, and which settlement shall include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

(j) The indemnification provided for under this Subscription Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling person or entity of such indemnified party and shall survive the transfer of the Registrable Securities pursuant to this Subscription Agreement.

(k) If the indemnification provided under this Section 5 from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any Losses, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such Losses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations; provided, however, that the liability of Subscriber shall be limited to the net proceeds received by such Subscriber from the sale of Registrable Securities giving rise to such indemnification obligation. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by (or not made by, in the case of an omission), or relates to information supplied by (or not supplied by, in the case of an omission), or on behalf of such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action. The amount paid or payable by a party as a result of the Losses shall be deemed to include, subject to the limitations set forth in this Section 5, any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 5(k) from any person or entity who was not guilty of such fraudulent misrepresentation. Notwithstanding anything to the contrary herein, in no event will any party be liable for punitive damages in connection with this Subscription Agreement or the transactions contemplated hereby.

(l) At any time and from time to time in connection with a bona-fide sale of Subscribed Shares effected in compliance with the requirements of Rule 144 under the Securities Act or through any broker-dealer sale transactions described in the plan of distribution set forth within any prospectus and pursuant to the Registration Statement, Pubco shall use its commercially reasonable efforts, subject to the receipt of customary documentation required from the holder of the applicable Subscribed Shares and broker in connection therewith and compliance with applicable laws, (i) promptly instruct its transfer agent to remove any restrictive legends applicable to the Subscribed Shares being sold and (ii) in connection with any sale made pursuant to Rule 144, cause its legal counsel to deliver reasonably requested legal opinions, if any, to the transfer agent in connection with the instruction under subclause (i). Subscriber may request that Pubco remove any legend from the book entry position evidencing its Subscribed Shares following the earliest of such time as such Subscribed Shares (i) (x) are subject to or (y) have been or are about to be sold or transferred pursuant to an effective registration statement (including the Registration Statement), or (ii) have been sold pursuant to Rule 144. Pubco shall be responsible for the fees of its transfer agent, its legal counsel (including for purposes of giving the opinion referenced herein) and all DTC fees associated with such issuance and the Subscriber shall be responsible for its fees or costs associated with such removal of the legend (including its legal fees or costs of its legal counsel); provided, that, notwithstanding the foregoing, Pubco will not be required to deliver any such opinion, authorization, certificate or direction if it reasonably believes that removal of the legend could result in or facilitate transfers of securities in violation of applicable law.

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(m) With a view to making available to Subscriber the benefits of Rule 144 that permit Subscriber to sell securities of Pubco to the public without registration, Pubco agrees, for so long as Subscriber holds Subscribed Shares, to:

(i) make and keep current public information available, as those terms are understood and defined in Rule 144; and

(ii) use commercially reasonable efforts to file with the Commission in a timely manner all reports and other documents required of Pubco under the Exchange Act so long as Pubco remains subject to such requirements and the filing of such reports and other documents as may be required pursuant to the applicable provisions of Rule 144.

(n) Upon request, Pubco shall provide the Subscriber with contact information for the person responsible for Pubco’s account at the transfer agent to facilitate transfers made pursuant to this Section 5 and provide reasonable assistance to facilitate transfers. Pubco shall be responsible for the fees of its transfer agent and its legal counsel (including for purposes of giving the opinion referenced herein) associated with such issuance and the Subscriber shall be responsible for its fees or costs associated with such removal of the legend (including its legal fees or costs of its legal counsel).

Section 6. Open Market Purchases.

(a) (i) In the event Subscriber elects to purchase SPAC Class A Common Shares from one or more third parties for its own account pursuant to open-market transactions at a price of less than the per-share amount payable in connection with a redemption of such SPAC Class A Common Shares (the “Open-Market Purchase Shares”) after the date hereof and prior to the record date (the “Record Date”) fixed for voting at the extraordinary general meeting of shareholders of SPAC held to approve the Transactions (the “SPAC Shareholder Meeting”), and/or (ii) to the extent Subscriber elects to apply any SPAC Class A Common Shares it beneficially owns as of the date of this Subscription Agreement (the “Currently Owned Shares”, with such number of Currently Owned Shares not to exceed the number of Shares listed on the signature page hereto), the number of Subscribed Shares that Subscriber shall be obligated to purchase pursuant to this Subscription Agreement, may be reduced on a one-for-one basis, at Subscriber’s election, by up to the total number of Subscribed Shares subscribed for by Subscriber pursuant to the terms of this Subscription Agreement (the “Reduction Right”); in each case, subject to Subscriber agreeing, (x) with respect to the Open-Market Purchase Shares, to (1) not sell or otherwise transfer such Open-Market Purchase Shares prior to the consummation of the Transactions, (2) not vote any Open-Market Purchase Shares in favor of approving the Transactions and instead submit a proxy form abstaining from voting thereon, and (3) to the extent it has the right to have any of its Open-Market Purchase Shares redeemed for cash in connection with the consummation of the Transactions, not exercise any such redemption rights (collectively, the “Open-Market Purchase Reduction Conditions”), and (y) with respect to the Currently Owned Shares, to (1) not sell or otherwise transfer such Currently Owned Shares prior to the consummation of the Transactions, (2) vote all of its Currently Owned Shares in favor of approving the Transactions at the SPAC Shareholder Meeting, and (3) to the extent it has the right to have any of its Currently Owned Shares redeemed for cash in connection with the consummation of the Transactions, not exercise any such redemption rights (collectively, the “Currently Owned Shares Reduction Conditions”).

(b) Subscriber shall, no later than one (1) Business Day after the Record Date, deliver a certificate (the “Certificate”) to Pubco and SPAC, signed by Subscriber, certifying: (i) the number of Subscribed Shares for which Subscriber has elected to exercise its Reduction Right, including the number of Open-Market Purchase Shares and Currently Owned Shares so elected, and (ii)(x) with respect to any such Open-Market Purchase Shares, (1) the date of such Open-Market Purchase, (2) the price per share at which such Open-Market Purchase Shares were purchased by Subscriber, and (3) an affirmation that Subscriber complied and will continue to comply with the Open-Market Purchase Reduction Conditions, and (y) with respect to any such Currently Owned Shares, an affirmation that Subscriber has complied and will continue to comply with the Currently Owned Shares Reduction Conditions. In the event that subsequent to exercising its Reduction Right, Subscriber desires

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to lower the number of Subscribed Shares subject to such reduction (i.e., increase the number of Subscribed Shares to be purchased pursuant to this Subscription Agreement), Subscriber may so amend the Certificate with the consent of Pubco and SPAC. Notwithstanding anything to the contrary in the foregoing, no later than three (3) Business Days prior to the anticipated Closing Date as set forth in the Closing Notice, Subscriber shall reaffirm to Pubco and SPAC in writing that the certifications included in the Certificate are true and correct.

Section 7. Termination. This Subscription Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, upon the earliest to occur of (a) such date and time as the BCA is terminated in accordance with its terms; (b) the mutual written agreement of the parties hereto to terminate this Subscription Agreement; or (c) twelve months from the date of this Subscription Agreement; provided that nothing herein will relieve any party from liability for any willful breach hereof prior to the time of termination, and each party will be entitled to any remedies at law or in equity to recover losses, liabilities or damages arising from such breach. Pubco shall notify Subscriber of the termination of the BCA promptly after the termination thereof. Upon the termination hereof in accordance with this Section 7, any cash or XRP held on behalf of Subscriber in connection herewith shall be returned in full to Subscriber in accordance with Section 2(d), without any deduction for or on account of any tax withholding except as required by law, charges or set-off.

Section 8. Trust Account Waiver. Subscriber hereby acknowledges that SPAC is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Subscriber further acknowledges that, as described in the final prospectus relating to SPAC’s initial public offering (“IPO”) filed with the SEC (File No. 333-286110) on May 21, 2025 (the “Prospectus”), substantially all of SPAC’s assets consist of the cash proceeds of SPAC’s IPO and a private placement of its securities and substantially all of those proceeds (including interest accrued from time to time thereon) have been deposited into a trust account (the “Trust Account”) for the benefit of SPAC and its public shareholders. As described in the Prospectus, the funds held from time to time in the Trust Account may only be released upon certain conditions. For good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Subscriber hereby agrees (on its own behalf and on behalf of its related parties) that it does not now and shall not at any time hereafter have any right, title, interest or claim of any kind (“Claim”) to, or to any monies or other assets in, the Trust Account, and hereby irrevocably waives (on its own behalf and on behalf of its related parties) any Claim to, or to any monies or other assets in, the Trust Account that it may have now or in the future as a result of, or arising out of, this Subscription Agreement, the transactions contemplated hereby or the Subscribed Shares, in or to any monies held in the Trust Account (or any distributions therefrom directly or indirectly to SPAC’s public shareholders). In the event that Subscriber has any Claim against SPAC as a result of, or arising out of, this Subscription Agreement, the Other Delayed Funding Subscription Agreements, the transactions contemplated hereby and thereby, or the Subscribed Shares, Subscriber agrees not to seek recourse against the Trust Account or any funds distributed therefrom (it being clarified that such waiver shall not apply following the Closing to the Trust Account funds that are released from the Trust Account to SPAC or Pubco in connection with the Transactions). Subscriber acknowledges and agrees that such irrevocable waiver is a material inducement to SPAC to enter into this Subscription Agreement, and further intends and understands such waiver to be valid, binding, and enforceable against Subscriber in accordance with applicable law. To the extent Subscriber commences any action or proceeding based upon, in connection with, relating to or arising out of any matter relating to SPAC or its Representatives, which proceeding seeks, in whole or in part, monetary relief against SPAC or its Representatives, Subscriber hereby acknowledges and agrees that its sole remedy shall be against funds held outside of the Trust Account and that such claim shall not permit Subscriber (or any person claiming on Subscriber’s behalf or in lieu of Subscriber) to have any claim against the Trust Account (including any distributions therefrom) or any amounts contained therein. Nothing in this Section 8 shall be deemed to limit Subscriber’s right to distributions from the Trust Account in accordance with the SPAC Organizational Documents in respect of any redemptions by Subscriber in respect of SPAC Class A Common Shares acquired by any means. Notwithstanding anything in this Subscription Agreement to the contrary, the provisions of this Section 8 shall survive termination of this Subscription Agreement.

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Section 9. Miscellaneous.

(a) Subscriber hereby acknowledges that it shall be solely responsible for and bear the cost of all transfer, stamp, issue, registration, documentary or other similar taxes, duties, fees or charges arising in any jurisdiction in connection with the Subscription contemplated in this Subscription Agreement as well as the execution of this Subscription Agreement.

(b) Notwithstanding any other provision of this Subscription Agreement, Pubco and any of its Representatives shall be entitled to deduct and withhold from the Registrable Securities and any other amount payable pursuant to this Subscription Agreement (in connection with a future share split, dividend, distribution, recapitalization, merger, exchange, or replacement) any such taxes, duties, fees or other similar charges as may be required to be deducted and withheld from such amounts (and any other amounts treated as paid for applicable tax law) under the Code, or any other applicable tax law (as determined in good faith by the party so deducting or withholding in its sole discretion). To the extent that any amounts are so deducted and withheld, such deducted and withheld amounts shall be treated for all purposes of this Subscription Agreement as having been paid to the person in respect of which such deduction and withholding was made.

(c) All notices, requests, demands, claims, and other communications hereunder shall be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given (i) when delivered personally to the recipient, (ii) when sent by electronic mail, with no mail undeliverable or other rejection notice, on the date of transmission to such recipient, if sent on a Business Day prior to 5:00 p.m. New York City time, or on the Business Day following the date of transmission, if sent on a day that is not a Business Day or after 5:00 p.m. New York City time on a Business Day, (iii) one (1) Business Day after being sent to the recipient via overnight mail by reputable overnight courier service (charges prepaid), or (iv) four (4) Business Days after being mailed to the recipient by certified or registered mail, return receipt requested and postage prepaid, and, in each case, addressed to the intended recipient at its address specified on the signature page hereof or to such electronic mail address or address as subsequently modified by written notice given in accordance with this Section 9(c). A courtesy electronic copy of any notice sent by methods (i), (iii), or (iv) above shall also be sent to the recipient via electronic mail if an electronic mail address is provided in the applicable signature page hereof or to an electronic mail address as subsequently modified by written notice given in accordance with this Section 9(c).

(d) Subscriber acknowledges that Pubco, the Placement Agent and others, including SPAC and the Company, will rely on the acknowledgments, understandings, agreements, representations and warranties of Subscriber contained in this Subscription Agreement. Prior to the Closing, Subscriber agrees to promptly notify the Company, Pubco, SPAC and the Placement Agent if it becomes aware that any of the acknowledgments, understandings, agreements, representations and warranties of Subscriber set forth herein are no longer accurate in all material respects. Pubco acknowledges that Subscriber will rely on the acknowledgments, understandings, agreements, representations and warranties contained in this Subscription Agreement. Prior to the Closing, Pubco agrees to promptly notify Subscriber, if it becomes aware that any of the acknowledgments, understandings, agreements, representations and warranties of Pubco set forth herein are no longer accurate in all material respects.

(e) Each of the Company, Pubco, SPAC, the Placement Agent and Subscriber is irrevocably authorized to produce this Subscription Agreement or a copy hereof to any interested party as required by applicable law in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

(f) Each party hereto shall pay all of its own expenses in connection with this Subscription Agreement and the transactions contemplated herein.

(g) Neither this Subscription Agreement nor any rights that may accrue to Subscriber hereunder may be transferred or assigned by Subscriber. Neither this Subscription Agreement nor any rights that may

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accrue to the Company, Pubco or SPAC hereunder may be transferred or assigned by the Company, Pubco or SPAC without the prior written consent of Subscriber, other than in connection with the Transactions. Notwithstanding the foregoing, Subscriber may assign all or a portion of its rights and obligations under this Subscription Agreement to one or more of its affiliates (including other investment funds or accounts managed or advised by Subscriber or an investment manager who acts on behalf of Subscriber) upon written notice to the Company, Pubco and SPAC or, with the Company, Pubco and SPAC’s prior written consent, to another person; provided that in the case of any such assignment, the assignee(s) shall become a Subscriber hereunder and have the rights and obligations and be deemed to make the representations and warranties of Subscriber provided for herein to the extent of such assignment; and provided, further, that no such assignment shall relieve the assigning Subscriber of its obligations hereunder if any such assignee fails to perform such obligations, unless the Company, Pubco and SPAC have given their prior written consent to such relief. Any purported assignment or transfer in violation of this Section 9(g) shall be null and void. In the event of such a transfer or assignment, Subscriber shall complete the form of assignment attached as Annex D hereto.

(h) All the agreements, representations and warranties made by each party hereto in this Subscription Agreement shall survive the Closing.

(i) Pubco and SPAC may request from Subscriber such additional information as Pubco or SPAC may reasonably determine to be necessary to evaluate the eligibility of Subscriber to acquire the Subscribed Shares and to register the Subscribed Shares for resale, and Subscriber shall promptly provide such information as may be reasonably requested, to the extent readily available and to the extent consistent with its internal policies and procedures; provided that Pubco and SPAC agree to keep any such information provided by Subscriber confidential, except (A) as required by the federal securities laws, rules or regulations, (B) to the extent such disclosure is required by other laws, rules or regulations, at the request of the staff of the Commission or regulatory agency or under the regulations of the Stock Exchange, and (C) to the extent disclosed to SPAC’s or Pubco’s lawyers, independent accountants and to other advisors and service providers who reasonably require such information in connection with the provision of services to such person, are advised of the confidential nature of such information and are obligated to keep such information confidential. Subscriber acknowledges that SPAC or Pubco may file a form of this Subscription Agreement with the Commission as an exhibit to a current or periodic report of SPAC or Pubco, an annex to a proxy statement of SPAC or Pubco or as an exhibit to a registration statement of Pubco.

(j) This Subscription Agreement may not be amended, modified or waived except by an instrument in writing, signed by each of the parties hereto; provided that no provision of this Agreement that references the Placement Agent may be amended, modified, terminated or waived in any manner that is adverse to the Placement Agent without the written consent of the Placement Agent.

(k) This Subscription Agreement constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof.

(l) Except with respect to the Placement Agent (who is a third-party beneficiary of the representations, warranties and covenants that reference the Placement Agent set forth herein) or as otherwise provided herein, this Subscription Agreement is intended for the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives, and permitted assigns and, except with respect to the Placement Agent or as otherwise as provided herein, is not for the benefit of, nor may any provision hereof be enforced by, any other person.

(m) The parties hereto acknowledge and agree that irreparable damage may occur in the event that any of the provisions of this Subscription Agreement were not performed in accordance with their specific terms or were otherwise breached and that money or other legal remedies may not be an adequate remedy for such damage. It is accordingly agreed that the parties shall be entitled to seek equitable relief, including in the form of

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an injunction or injunctions to prevent breaches or threatened breaches of this Subscription Agreement and to enforce specifically the terms and provisions of this Subscription Agreement, this being in addition to any other remedy to which such party is entitled at law, in equity, in contract, in tort or otherwise. The parties hereto acknowledge and agree that Pubco and SPAC shall be entitled to specifically enforce Subscriber’s obligations to fund the Subscription and the provisions of the Subscription Agreement, in each case, on the terms and subject to the conditions set forth herein. The parties hereto further acknowledge and agree: (x) to waive any requirement for the security or posting of any bond in connection with any such equitable remedy; (y) not to assert that a remedy of specific enforcement pursuant to this Section 9(m) is unenforceable, invalid, contrary to applicable law or inequitable for any reason; and (z) to waive any defenses in any action for specific performance, including the defense that a remedy at law would be adequate.

(n) If any provision of this Subscription Agreement shall be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Subscription Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect.

(o) No failure or delay by a party hereto in exercising any right, power or remedy under this Subscription Agreement, and no course of dealing between the parties hereto, shall operate as a waiver of any such right, power or remedy of such party. No single or partial exercise of any right, power or remedy under this Subscription Agreement by a party hereto, nor any abandonment or discontinuance of steps to enforce any such right, power or remedy, shall preclude such party from any other or further exercise thereof or the exercise of any other right, power or remedy hereunder. The election of any remedy by a party hereto shall not constitute a waiver of the right of such party to pursue other available remedies. No notice to or demand on a party not expressly required under this Subscription Agreement shall entitle the party receiving such notice or demand to any other or further notice or demand in similar or other circumstances or constitute a waiver of the rights of the party giving such notice or demand to any other or further action in any circumstances without such notice or demand.

(p) This Subscription Agreement may be executed and delivered in one or more counterparts (including by electronic mail, in .pdf or other electronic submission) and by different parties in separate counterparts, with the same effect as if all parties hereto had signed the same document. All counterparts so executed and delivered shall be construed together and shall constitute one and the same agreement.

(q) This Subscription Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, without regard to the principles of conflicts of laws that would otherwise require the application of the law of any other state.

(r) EACH PARTY AND ANY PERSON ASSERTING RIGHTS AS A THIRD PARTY BENEFICIARY HEREBY WAIVES ITS RESPECTIVE RIGHTS TO A TRIAL BY JURY OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OR RELATED TO THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IN ANY ACTION, PROCEEDING OR OTHER LITIGATION OF ANY TYPE BROUGHT BY ANY PARTY AGAINST ANY OTHER PARTY OR ANY AFFILIATE OF ANY OTHER SUCH PARTY, WHETHER WITH RESPECT TO CONTRACT CLAIMS, TORT CLAIMS OR OTHERWISE. THE PARTIES AGREE THAT ANY SUCH CLAIM OR CAUSE OF ACTION SHALL BE TRIED BY A COURT TRIAL WITHOUT A JURY. WITHOUT LIMITING THE FOREGOING, THE PARTIES FURTHER AGREE THAT THEIR RESPECTIVE RIGHT TO A TRIAL BY JURY IS WAIVED BY OPERATION OF THIS SECTION AS TO ANY ACTION, COUNTERCLAIM OR OTHER PROCEEDING WHICH SEEKS, IN WHOLE OR IN PART, TO CHALLENGE THE VALIDITY OR ENFORCEABILITY OF THIS SUBSCRIPTION AGREEMENT OR ANY PROVISION HEREOF. THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT.

(s) The parties agree that all disputes, legal actions, suits and proceedings arising out of or relating to this Subscription Agreement must be brought exclusively in the courts of the State of New York or the courts

26

of the United States located in the Borough of Manhattan, New York City, New York (collectively, the “Designated Courts”). Each party hereby consents and submits to the exclusive jurisdiction of the Designated Courts. No legal action, suit or proceeding with respect to this Subscription Agreement may be brought in any other forum. Each party hereby irrevocably waives all claims of immunity from jurisdiction, and any objection which such party may now or hereafter have to the laying of venue of any suit, action or proceeding in any Designated Court, including any right to object on the basis that any dispute, action, suit or proceeding brought in the Designated Courts has been brought in an improper or inconvenient forum or venue. Each of the parties also agrees that delivery of any process, summons, notice or document to a party hereof in compliance with Section 9(c) of this Subscription Agreement shall be effective service of process for any action, suit or proceeding in a Designated Court with respect to any matters to which the parties have submitted to jurisdiction as set forth above.

(t) This Subscription Agreement may only be enforced against, and any claim, action, suit or other legal proceeding based upon, arising out of, or related to this Subscription Agreement, or the negotiation, execution or performance of this Subscription Agreement, may only be brought against the entities that are expressly named as parties hereto; except with respect to the provisions of this Agreement for which the Placement Agent is an express third party beneficiary.

(u) SPAC shall (i) on the first (1st) Business Day immediately following the date of this Subscription Agreement, issue a press release disclosing the material terms of the transactions contemplated hereby, and (ii) file with the Commission a Current Report on Form 8-K disclosing all material terms of this Subscription Agreement, the Other Delayed Funding Subscription Agreements and the transactions contemplated hereby and thereby, and the Transactions, and including as exhibits thereto, the form of this Subscription Agreement, the Advance Funding Subscription Agreements, the Ripple Party Subscription Agreements and the Series C Subscription Agreement, within the time required by the Exchange Act. From and after the issuance of such press release, SPAC represents to the Subscriber that it shall have publicly disclosed all material, non-public information regarding SPAC delivered to the Subscriber by or on behalf of SPAC or any of its officers, directors, employees or agents in connection with the transactions contemplated by this Subscription Agreement. Prior to the Closing, Subscriber shall not issue any press release or make any other similar public statement with respect to the transactions contemplated hereby without the prior written consent of SPAC and Pubco (such consent not to be unreasonably withheld or delayed). Notwithstanding anything in this Subscription Agreement to the contrary, each of SPAC and Pubco (i) shall not publicly disclose the name of Subscriber or any of its affiliates or advisers, or include the name of Subscriber or any of its affiliates or advisers in any press release, without the prior written consent of Subscriber and (ii) shall not publicly disclose the name of Subscriber or any of its affiliates or advisers, or include the name of Subscriber or any of its affiliates or advisers in any filing with the Commission or any regulatory agency or trading market, without the prior written consent of Subscriber, except (A) as required by the federal securities laws, rules or regulations, including in connection with the filing of a Registration Statement pursuant to Section 5(a), (B) to the extent such disclosure is required by other laws, rules or regulations, at the request of the staff of the Commission or regulatory agency or under the regulations of the Stock Exchange, or (C) to SPAC’s or Pubco’s lawyers, independent accountants and to other advisors and service providers who reasonably require such information in connection with the provision of services to such person, are advised of the confidential nature of such information and are obligated to keep such information confidential in which case of clauses (A) through (B), SPAC or Pubco, as applicable, shall provide Subscriber with prior written notice (including by e-mail) of such permitted disclosure, and shall reasonably consult with Subscriber regarding such disclosure. Subscriber will promptly provide any information reasonably requested by SPAC or Pubco for any regulatory application or filing made or approval sought in connection with the Transactions (including filings with the Commission). To the extent that any such information is publicly disclosed pursuant to the provisions hereunder, the parties agree that no further notice or consent is required for SPAC or Pubco to further disclose such information.

(v) The obligations of Subscriber under this Subscription Agreement are several and not joint with the obligations of any Other Delayed Funding Subscriber or any other investor under the Other Delayed Funding

27

Subscription Agreements, the Advance Funding Subscription Agreements, the Ripple Party Subscription Agreements and the Series C Subscription Agreement, and Subscriber shall not be responsible in any way for the performance of the obligations of any Other Delayed Funding Subscriber under this Subscription Agreement or any Other Delayed Funding Subscriber under the Other Delayed Funding Subscription Agreements. The decision of Subscriber to purchase Subscribed Shares pursuant to this Subscription Agreement has been made by Subscriber independently of any Other Delayed Funding Subscriber or any other investor and independently of any information, materials, statements or opinions as to the business, affairs, operations, assets, properties, liabilities, results of operations, condition (financial or otherwise) or prospects of SPAC, Pubco or any of their respective affiliates or subsidiaries which may have been made or given by any Other Delayed Funding Subscriber or investor or by any agent or employee of any Other Delayed Funding Subscriber or investor, and neither Subscriber nor any of its agents or employees shall have any liability to any Other Delayed Funding Subscriber or investor (or any other person) relating to or arising from any such information, materials, statements or opinions. Nothing contained herein or in any Other Delayed Funding Subscription Agreement, and no action taken by Subscriber or Other Delayed Funding Subscriber or other investor pursuant hereto or thereto, shall be deemed to constitute Subscriber and any Other Delayed Funding Subscribers or other investors as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that Subscriber and any Other Delayed Funding Subscribers or other investors are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by this Subscription Agreement and the Other Delayed Funding Subscription Agreements. Subscriber acknowledges that no Other Delayed Funding Subscriber has acted as agent for Subscriber in connection with making its investment hereunder and no Other Delayed Funding Subscriber will be acting as agent of Subscriber in connection with monitoring its investment in the Subscribed Shares or enforcing its rights under this Subscription Agreement. Subscriber shall be entitled to independently protect and enforce its rights, including without limitation the rights arising out of this Subscription Agreement, and it shall not be necessary for any Other Delayed Funding Subscriber or investor to be joined as an additional party in any proceeding for such purpose.

(w) The headings herein are for convenience only, do not constitute a part of this Subscription Agreement and shall not be deemed to limit or affect any of the provisions hereof. The language used in this Subscription Agreement will be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rules of strict construction will be applied against any party. Unless the context otherwise requires, (i) all references to Sections or Annexes are to Sections or Annexes contained in or attached to this Subscription Agreement, (ii) each accounting term not otherwise defined in this Subscription Agreement has the meaning assigned to it in accordance with United States generally accepted accounting principles, (iii) words in the singular or plural include the singular and plural and pronouns stated in either the masculine, the feminine or neuter gender shall include the masculine, feminine and neuter, (iv) the use of the word “including” in this Subscription Agreement shall be by way of example rather than limitation, and (v) the word “or” shall not be exclusive (i.e., unless context requires otherwise “or” shall be interpreted to mean “and/or” rather than “either/or”).

[Signature pages follow]

28

IN WITNESS WHEREOF, Pubco has accepted this Subscription Agreement as of the date first set forth above.

EVERNORTH HOLDINGS INC.

By:
Name:
Title:

Address for Notices:

Evernorth Holdings Inc.

600 Battery Street

San Francisco, CA 94111

Attention: Asheesh Birla

E-mail: asheesh@evernorth.xyz

with a copy (not to constitute notice) to:

Davis Polk & Wardwell LLP

450 Lexington Ave

New York, NY 10017

Email: dan.gibbons@davispolk.com; derek.dostal@davispolk.com

Attention: Dan Gibbons; Derek Dostal

[Signature Page to Delayed Funding Subscription Agreement]

IN WITNESS WHEREOF, the Company has accepted this Subscription Agreement as of the date first set forth above.

PATHFINDER DIGITAL ASSETS LLC

By:
Name:
Title:

Address for Notices:

Pathfinder Digital Assets LLC

600 Battery Street

San Francisco, CA 94111

Attention: Asheesh Birla

E-mail: asheesh@evernorth.xyz

with a copy (not to constitute notice) to:

Davis Polk & Wardwell LLP

450 Lexington Ave

New York, NY 10017

Email: dan.gibbons@davispolk.com; derek.dostal@davispolk.com

Attention: Dan Gibbons; Derek Dostal

[Signature Page to Delayed Funding Subscription Agreement]

IN WITNESS WHEREOF, SPAC has accepted this Subscription Agreement as of the date first set forth above.

ARMADA ACQUISITION CORP. II

By:
Name:
Title:

Address for Notices:

Armada Acquisition Corp. II

382 NE 191st St, Suite 52895

Miami, FL 33179-3899

Attention: Taryn Naidu, Chief Executive Officer

Email: taryn@arringtoncapital.com; finance@arringtoncapital.com with a copy (not to constitute notice) to:

Wilson Sonsini Goodrich & Rosati, P.C.

701 Fifth Avenue, Suite 5100

Seattle, WA 98104-7036

Attn:   Patrick Schultheis

  Jeana S. Kim

  Nathan Robinson

Email:  pschultheis@wsgr.com

  jskim@wsgr.com

  nrobinson@wsgr.com

[Signature Page to Delayed Funding Subscription Agreement]

IN WITNESS WHEREOF, Subscriber has executed or caused this Subscription Agreement to be executed by its duly authorized representative as of the date set forth below.

Name of Subscriber:	State/Country of Formation or Domicile:
By:
Name:
Title:
Name in which Subscribed Shares are to be registered (if different):	Date:

Subscriber’s EIN:
Entity Type (e.g., corporation, partnership, trust, etc.):

Business Address-Street:	Mailing Address-Street (if different):

City, State, Zip:	City, State, Zip:
Attn:	Attn:
Telephone No.:	Telephone No.:
Email for notices:	Email for notices (if different):
Number of Shares subscribed for:
Wallet address for return of XRP, if applicable (if subscribing for XRP): Form of Payment: ☐ Cash: $[●] ☐ XRP: [●] XRP

[Signature Page to Delayed Funding Subscription Agreement]

ANNEX A

WALLET ADDRESS OF PUBCO

[Omitted.]

ANNEX B

ELIGIBILITY REPRESENTATIONS OF SUBSCRIBER

This Annex B should be completed and signed by Subscriber and constitutes a part of the Subscription Agreement.

1.	QUALIFIED INSTITUTIONAL BUYER STATUS (Please check the box, if applicable)

☐	Subscriber is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) (a “QIB”)

☐	We are subscribing for the Subscribed Shares as a fiduciary or agent for one or more investor accounts, and each owner of such account is a QIB.

**OR**

2.	INSTITUTIONAL ACCREDITED INVESTOR STATUS (Please check the box, if applicable)

☐

Subscriber is an institutional “accredited investor” (within the meaning of Rule 501(a) under the Securities Act) or an entity in which all of the equity holders are accredited investors within the meaning of Rule 501(a) under the Securities Act, and has marked and initialed the appropriate box below indicating the provision under which it qualifies as an institutional “accredited investor.”

**AND**

3.	FINRA INSTITUTIONAL INVESTOR STATUS (Please check the box)

☐	Subscriber is a “institutional investor” (as defined in FINRA Rule 2111).

**AND**

4.	AFFILIATE STATUS

(Please check the applicable box)

SUBSCRIBER

☐	is:

☐	is not:

an “affiliate” (as defined in Rule 144 under the Securities Act) of SPAC, the Company or Pubco or acting on behalf of an affiliate of SPAC, the Company or Pubco.

Rule 501(a), in relevant part, states that an “accredited investor” shall mean any person who comes within any of the below listed categories, or who the issuer reasonably believes comes within any of the below listed categories, at the time of the sale of the securities to that person. Subscriber has indicated, by marking and initialing the appropriate box(es) below, the provision(s) below which apply to Subscriber and under which Subscriber accordingly qualifies as an “accredited investor.”

☐

Any bank, registered broker or dealer, insurance company, registered investment company, business development company, small business investment company, private business development company, or rural business investment company;

☐	Any investment adviser registered pursuant to section 203 of the Investment Advisers Act or registered pursuant to the laws of a state;

☐	Any investment adviser relying on the exemption from registering with the Commission under section 203(l) or (m) of the Investment Advisers Act;

☐

Any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000;

☐

Any employee benefit plan within the meaning of Title I of the Employee Retirement Income Security Act of 1974 (“ERISA”), if (i) the investment decision is made by a plan fiduciary, as defined in section 3(21) of ERISA, which is either a bank, a savings and loan association, an insurance company, or a registered investment adviser, (ii) the employee benefit plan has total assets in excess of $5,000,000 or, (iii) such plan is a self-directed plan, with investment decisions made solely by persons that are “accredited investors”;

☐

Any (i) corporation, limited liability company or partnership, (ii) Massachusetts or similar business trust, or (iii) organization described in section 501(c)(3) of the Internal Revenue Code, in each case that was not formed for the specific purpose of acquiring the securities offered and that has total assets in excess of $5,000,000;

☐

Any trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Section 230.506(b)(2)(ii) of Regulation D under the Securities Act;

☐

Any entity, other than an entity described in the categories of “accredited investors” above, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000;

☐

Any “family office,” as defined under the Investment Advisers Act that satisfies all of the following conditions: (i) with assets under management in excess of $5,000,000, (ii) that is not formed for the specific purpose of acquiring the securities offered, and (iii) whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment;

☐

Any “family client,” as defined under the Investment Advisers Act, of a family office meeting the requirements in the previous paragraph and whose prospective investment in the issuer is directed by such family office pursuant to the previous paragraph; or

☐	Any entity in which all of the equity owners are “accredited investors”.

Specify which tests:

☐	Any director, executive officer, or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

☐

Any natural person whose individual net worth, or joint net worth with that person’s spouse or spousal equivalent, exceeds $1,000,000. For purposes of calculating a natural person’s net worth: (a) the person’s primary residence shall not be included as an asset; (b) indebtedness that is secured by the person’s primary residence, up to the estimated fair market value of the primary residence at the time of the sale of securities, shall not be included as a liability (except that if the amount of such indebtedness outstanding at the time of sale of securities exceeds the amount outstanding 60 days before such time, other than as a result of the acquisition of the primary residence, the amount of such excess shall be included as a liability); and (c) indebtedness that is secured by the person’s primary residence in excess of the estimated fair market value of the primary residence at the time of the sale of securities shall be included as a liability;

☐

Any natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person’s spouse or spousal equivalent in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;

☐

Any natural person holding in good standing one or more professional certifications or designations or credentials from an accredited educational institution that the Commission has designated as qualifying an individual for accredited investor status; or

☐

Any natural person who is a “knowledgeable employee,” as defined in the Investment Company Act, of the issuer of the securities being offered or sold where the issuer would be an investment company, as defined in section 3 of such act, but for the exclusion provided by either section 3(c)(1) or section 3(c)(7) of such act.

**AND**

5.	FINRA INSTITUTIONAL ACCOUNT STATUS (Please check the box)

☐	Subscriber is an “institutional account” under FINRA Rule 4512(c).

**AND**

6.	EEA QUALIFIED INVESTOR (Please check the applicable box)

☐	Subscriber is a “qualified investor” (within the meaning of Article 2 of the EU Prospectus Regulation).

☐	Subscriber is not a resident in a member state of the European Economic Area.

**AND**

7.	UK QUALIFIED INVESTOR (Please check the applicable box)

☐   Subscriber is a “qualified investor” (within the meaning of Article 2 of the UK Prospectus Regulation) who is also (i) an investment professional falling within Article the Order; (ii) a high net worth entity falling within Article 49(2)(a) to (d) of the Order; or (iii) a person to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) in connection with the issue or sale of the Subscribed Shares may be lawfully communicated or caused to be communicated.

☐	Subscriber is not resident in the United Kingdom.

This page should be completed by Subscriber and constitutes a part of the Subscription Agreement.

SUBSCRIBER:

Print Name:

By:
Name:
Title:

ANNEX C

FORM OF ASSIGNMENT

ASSIGNMENT, ASSUMPTION & JOINDER

TO

SUBSCRIPTION AGREEMENT

[●], 2025

This Assignment, Assumption & Joinder Agreement (this “Agreement”) is made as of the date written above by [●] (“Assignor”) and [●] (“Assignee”). Reference is made to that certain subscription agreement (the “Subscription Agreement”), dated as of [●], 2025, by and among, inter alios, Evernorth Holdings Inc. (“Pubco”) and Assignor. Capitalized terms used, but not defined, herein shall have the meaning ascribed to such terms in the Subscription Agreement.

1. Each of Assignee and Assignor, by their execution and delivery of this Agreement, agrees to the assignment to and assumption by Assignee of all of Assignor’s rights and benefits as the “Subscriber” or equivalent term under the Subscription Agreement and any other related documents as they apply to the “Subscriber” or equivalent term, including, for the avoidance of doubt, the right to purchase from Pubco at the Closing [all of the Shares][a portion of the shares] initially subscribed for by Assignor.

2. Assignee hereby acknowledges, agrees and confirms that, by its execution of this Agreement, Assignee shall be bound by all of the terms, obligations, provisions and conditions contained in the Subscription Agreement as they apply to the “Subscriber” thereunder and as if an original signatory thereto in such capacity.

3. Assignee hereby acknowledges, agrees and confirms that, by its execution of this Agreement, Assignee makes all of the representations and warranties of the Subscriber set forth in the Subscription Agreement as of the date hereof.

4. Assignor hereby acknowledges, agrees and confirms that, in accordance with Section 8(g) of the Subscription Agreement, Assignor shall remain liable for its obligations under the Subscription Agreement unless and until the Company, Pubco, and SPAC provide their prior written consent to relieve Assignor of such obligations, in which case Assignor shall be fully released from any and all obligations and liabilities under the Subscription Agreement, including liability for any breach by Assignee occurring after the date hereof.

5. This Agreement shall be governed by the governing law applicable to the Subscription Agreement.

6. This Agreement may be executed in two or more counterparts, each of which will be deemed an original but all of which together will constitute one and the same instrument.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the undersigned has executed this Agreement as of the date written above.

[●]

[By: [●]]

By:
Name:
Title:

ASSIGNEE:

Name of Assignee: [●]	State/Country of Formation or Domicile: [●]

[By: [●]]

By:

Name:

Title:

Name in which Transferred Interest is to be registered (if different):	Date: [●]

Assignee’s EIN: [●]

Business Address [●] [●]	Mailing Address (if different):
Attn: [●]	Attn:

Telephone No.: [●]	Telephone No.:
Facsimile No.: [●]	Facsimile No.:

Number of Shares in Transferred Interest: [●]

Price Per Share: $[10.00]

Annex O

DELAYED FUNDING SUBSCRIPTION AGREEMENT

This DELAYED FUNDING SUBSCRIPTION AGREEMENT (this “Subscription Agreement”) is entered into on [●], 2025, by and among Evernorth Holdings Inc., a Nevada corporation (“Pubco”), Pathfinder Digital Assets LLC, a Delaware limited liability company (the “Company”), Armada Acquisition Corp. II, a Cayman Islands exempted company (“SPAC”), and the undersigned subscriber (“Subscriber”).

WHEREAS, on or about the date hereof, (a) SPAC, (b) Pubco, (c) Evernorth Corporate Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Pubco (“SPAC Merger Sub”), (d) Evernorth Company Merger Sub LLC, a Delaware limited liability company and a wholly owned subsidiary of Pubco (“Company Merger Sub”), (e) the Company, and (f) Ripple Labs Inc., a Delaware corporation (“Ripple”), entered into a business combination agreement (as amended, modified, supplemented or waived from time to time, the “BCA”);

WHEREAS, prior to the date of the Closing (as defined below), on the terms and subject to the conditions set forth in the BCA, SPAC will change its jurisdiction of incorporation such that it becomes a corporation organized under the laws of the State of Delaware (the “SPAC Domestication”);

WHEREAS, pursuant to and in accordance with the BCA, (a) Company Merger Sub will merge with and into the Company, with the Company continuing as the surviving company (the “Company Merger”), and with Ripple receiving one share of Class A common stock, par value $0.001 per share, of Pubco (“Pubco Class A Common Stock”) for each unit of the Company (each, a “Company Unit”) held by Ripple and exchanged subject to certain limitations on the initial holdings of Ripple and certain related entities included in the BCA, and (b) simultaneously with the Company Merger, SPAC Merger Sub will merge with and into SPAC, with SPAC continuing as the surviving entity (the “SPAC Merger” and, together with the Company Merger, the “Mergers” and, together with the other transactions contemplated by the BCA, the “Transactions”), with (x) shareholders of SPAC receiving one share of Pubco Class A Common Stock for each Class A ordinary share, par value $0.0001 per share, of SPAC (the “SPAC Class A Common Shares”) held by such shareholder, and (y) warrantholders of SPAC receiving one warrant to purchase Pubco Class A Common Stock for each warrant to purchase SPAC Class A Common Shares, par value $0.0001, of SPAC held by such warrantholders, and upon the Closing, Pubco will become a publicly traded company, all upon the terms and subject to the conditions set forth in the BCA;

WHEREAS, in connection with the Transactions, Subscriber desires to subscribe for and purchase from Pubco, on the Closing Date (as defined below), a number of shares of Pubco Class A Common Stock (the “Shares”) at a price of $10.00 per Share (the “Per Share Price”), payable in cash or by contribution of XRP in accordance with the terms of this Agreement, and Pubco desires to issue to Subscriber such Shares in consideration of the payment or contribution of the Subscription Price (as defined below) by or on behalf of Subscriber to Pubco simultaneously with such acquisition;

WHEREAS, on or about the date of this Subscription Agreement, SPAC, the Company and Pubco are entering into delayed funding subscription agreements (the “Other Delayed Funding Subscription Agreements” and, together with this Subscription Agreement, the “Subscription Agreements”) with certain other investors (the “Other Delayed Funding Subscribers” and together with Subscriber, the “Delayed Funding Subscribers”), pursuant to which the Other Delayed Funding Subscribers have agreed to purchase shares of Pubco Class A Common Stock on the Closing Date at the Per Share Price (such shares of the Other Delayed Funding Subscribers, the “Other Delayed Funding Subscribed Shares” and, together with the Subscribed Shares (as defined below), the “Delayed Funding Subscribed Shares”);

WHEREAS, on or about the date of this Subscription Agreement, SPAC, the Company and Pubco are entering into advance funding subscription agreements (the “Advance Funding Subscription Agreements”) with certain other investors (the “Advance Funding Subscribers”), pursuant to which the Advance Funding Subscribers have agreed to subscribe for and purchase Pubco Class A Common Stock in accordance with such Advance Funding Subscription Agreements;

WHEREAS, on or about the date of this Subscription Agreement, SPAC, the Company and Pubco are entering into subscription agreements (the “Ripple Party Subscription Agreements”) with certain other investors that are affiliates of Ripple (the “Ripple Party Subscribers”), pursuant to which the Ripple Party Subscribers have agreed to subscribe for and purchase a number of shares of Pubco Class A Common Stock and Company Units in accordance with such Ripple Party Subscription Agreements;

WHEREAS, on or about the date of this Subscription Agreement, SPAC, the Company and Pubco are entering into a subscription agreement (the “Series C Subscription Agreement”) with Arrington XRP Capital Fund, LP, a Delaware limited partnership (the “Series C Subscriber”), pursuant to which such Series C Subscriber has agreed to subscribe for and purchase a number of shares of Pubco Class A Common Stock and a number of shares of Class C common stock, par value $0.001 per share, of Pubco, in accordance with such Series C Subscription Agreement;

WHEREAS, the parties hereto intend that the contributions of cash or XRP to Pubco (including through the release of any custody account or wallet holding cash or XRP as provided herein) in accordance with the terms of this Agreement in exchange for the subscription and purchase of the Shares by the Subscriber, taken together with (i) the contributions of cash or XRP to Pubco in exchange for the subscription of the Shares by any Other Delayed Funding Subscribers, any Advance Funding Subscribers, any Ripple Party Subscribers and the Series C Subscriber, pursuant to the terms of the applicable Subscription Agreements and each such subscriber and (ii) the Mergers, collectively, are undertaken pursuant to an integrated plan and constitute a single integrated transaction and will be treated for U.S. federal and applicable state and local income tax purposes as exchanges to which Section 351(a) of the Internal Revenue Code of 1986, as amended (the “Code”) (and, as applicable, Section 351(b) or Section 357(c) of the Code) apply.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants, and subject to the conditions herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

Section 1. Subscription.

(a) Subject to the terms and conditions hereof, Subscriber hereby irrevocably agrees to subscribe for and purchase from Pubco, and Pubco hereby agrees to issue to Subscriber, upon payment or contribution of the Subscription Price (as defined below) by or on behalf of Subscriber to Pubco, the Subscribed Shares at the Closing (such subscription and issuance, the “Subscription”).

(b) Payment for the Shares shall be made by Subscriber, at its sole election, in either cash or XRP.

(c) For purposes of this Agreement:

(i) “Closing Date XRP Token VWAP” means the value of XRP denominated in USD as calculated using the “CME CF XRP-Dollar Reference Rate—New York Variant” benchmark (with the reference ticker XRPUSD_NY) by taking the arithmetic average of the quotes at 4:00 p.m. New York City time for each of the three days immediately preceding the Completion Date.

(ii) “Subscribed Shares” means such number of Shares equal to the quotient of (i) the Subscription Price and (ii) the Per Share Price.

(iii) “Subscription Price” means (A) if Subscriber elects to subscribe for the Shares with cash, the amount of cash as is set forth on the signature page hereto or (B) if Subscriber elects to subscribe for the Shares with XRP, such amount (in USD) equal to the product of (x) the amount of XRP as is set forth on the signature page hereto (the “XRP Amount”) and (y) the Closing Date XRP Token VWAP.

(d) No fractional Shares will be issued. In determining such number of Subscribed Shares to be issued, such number shall be rounded down to the nearest whole share in the case of any resulting fractional number of Shares.

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(e) The Subscribed Shares shall contain a legend in substantially the following form:

“THIS SECURITY HAS BEEN ACQUIRED FOR INVESTMENT AND WITHOUT A VIEW TO DISTRIBUTION AND HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR UNDER STATE SECURITIES LAWS. NO TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION OR OTHER DISPOSITION OF THIS SECURITY OR ANY INTEREST OR PARTICIPATION THEREIN MAY BE MADE EXCEPT (A) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR (B) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS AND, IN THE CASE OF CLAUSE (B), UNLESS THE ISSUER RECEIVES AN OPINION OF COUNSEL IN FORM AND SUBSTANCE SATISFACTORY TO THE ISSUER TO THE EFFECT THAT REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS. IN ADDITION, ANY SUCH TRANSFER OR OTHER DISPOSITION IS SUBJECT TO THE CONDITIONS CONTAINED IN A DELAYED FUNDING SUBSCRIPTION AGREEMENT, DATED [●], 2025. A COPY OF SUCH CONDITIONS WILL BE PROVIDED TO THE HOLDER HEREOF UPON REQUEST.”

Section 2. Closing.

(a) The consummation of the Subscription contemplated hereby (the “Closing”) shall occur on the same date as the Transactions, at least two (2) hours following the consummation of the SPAC Merger (the “Closing Date”).

(b) At least five (5) Business Days (as defined below) before the anticipated Closing Date, Pubco shall deliver written notice to the Subscriber (the “Closing Notice”) specifying (i) the anticipated Closing Date and (ii) either (x) the wire instructions for delivery of the Subscription Price to Pubco (or Pubco’s designee), if the Subscription Price is to be paid in cash, or (y) the wallet address maintained by BitGo Trust Company, Inc. in the name of Pubco (or Pubco’s designee) in the name of Pubco specified in Annex A hereto, if the Subscription Price is to be paid in XRP (the “Custodial Account”). For the purposes of this Subscription Agreement, “Business Day” means a day, other than a Saturday, Sunday or other day on which commercial banks in New York City (New York) are not open for a full business day for the general transaction of business.

(c) No later than two (2) Business Days prior to the Closing Date, Subscriber shall deliver to Pubco such information as is reasonably requested in the Closing Notice in order for Pubco to issue the Subscribed Shares to Subscriber. Subscriber shall deliver the Subscription Price as follows:

(i) If Subscriber is delivering the Subscription Price in cash, Subscriber shall deliver to Pubco (or via Pubco’s designee), prior to 9:30 a.m. (Eastern time), on the Closing Date, the Subscription Price in cash via wire transfer of United States dollars in immediately available funds to the account specified in the Closing Notice against delivery (with such delivery to occur promptly following receipt of the Subscription Price) by Pubco to Subscriber of the Subscribed Shares in book entry form, free and clear of any liens, encumbrances or other restrictions (other than those arising under state or federal securities laws), in the name of Subscriber.

(ii) If Subscriber is delivering the Subscription Price in XRP, Subscriber shall deliver to Pubco (or via Pubco’s designee), prior to 9:30 a.m. (Eastern time) on the Closing Date, the XRP Amount, free and clear of any liens, encumbrances or other restrictions, via transfer of the XRP Amount to the Custodial Account as specified in the Closing Notice against delivery (with such delivery to occur promptly following receipt of the Subscription Price) by Pubco to Subscriber of the Subscribed Shares in book-entry form, free and clear of any liens, encumbrances or other restrictions (other than those arising under state or federal securities laws), in the name of Subscriber.

(iii) As promptly as practicable after the Closing, Pubco shall deliver to each Subscriber evidence from Pubco’s transfer agent of the issuance to Subscriber of the Subscribed Shares (in book-entry form) on and as of the Closing Date.

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(d) In the event that the consummation of the Transactions does not occur within five (5) Business Days after the anticipated Closing Date specified in the Closing Notice, unless otherwise agreed to in writing by Pubco, the Company, SPAC and Subscriber, Pubco (or Pubco’s designee) shall promptly (but in no event later than three (3) Business Days after the anticipated Closing Date specified in the Closing Notice) return (i) the funds so delivered by Subscriber to Pubco by wire transfer in immediately available funds to the account specified by Subscriber and (ii) any XRP so delivered by Subscriber to Pubco to the wallet address specified by Subscriber in the signature page hereto. Notwithstanding such return or release (x) a failure to close on the anticipated Closing Date shall not, by itself, be deemed to be a failure of any of the conditions to Closing set forth in this Section 2 to be satisfied or waived on or prior to the Closing Date, and (y) unless and until this Subscription Agreement is terminated in accordance with Section 7, Subscriber shall remain obligated to redeliver funds to Pubco, as set forth in the Closing Notice, following Pubco’s delivery to Subscriber of a new Closing Notice in accordance with this Section 2 and Subscriber and Pubco shall remain obligated to consummate the Closing upon satisfaction of the conditions set forth in this Section 2 following Pubco’s delivery to Subscriber of a new Closing Notice.

(e) The obligations of Pubco, the Company, SPAC and Subscriber to consummate, or cause to be consummated, the transactions contemplated by this Subscription Agreement (including the Closing) are subject to the satisfaction or, if permitted by applicable law, waiver by the parties hereto, of the conditions that, on the Closing Date:

(i) all conditions precedent to the closing of the Transactions set forth in Article IX (Closing Conditions) of the BCA shall have been satisfied or waived by the person with the authority to give such waiver (other than any such conditions which by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at the Closing) (as determined solely by the parties to the BCA in accordance therewith); and

(ii) no governmental authority with competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any judgment, order, law, rule or regulation which is then in effect and has the effect of making the consummation of the transactions contemplated hereby illegal or otherwise restraining or prohibiting consummation of the transactions contemplated hereby and no such governmental authority shall have instituted or threatened in writing a proceeding seeking to impose such restraint or prohibition.

(f) The obligations of Pubco, the Company and SPAC to consummate, or cause to be consummated, the transactions contemplated by this Subscription Agreement (including the Closing) are subject to the satisfaction, or waiver by Pubco, the Company and SPAC, of the additional conditions that, on the Closing Date:

(i) all representations and warranties of Subscriber contained in this Subscription Agreement shall be true and correct at and as of the Closing Date, as though made on and as of the Closing Date (other than representations and warranties that speak as of a specified earlier date, which representations and warranties shall be true and correct as of such specified date), and consummation of the Closing shall constitute a reaffirmation by Subscriber of each of the representations, warranties and agreements of Subscriber contained in this Subscription Agreement as of the Closing Date, but without giving effect to consummation of the Transactions, or as of such earlier date, as applicable; and

(ii) Subscriber shall have wired the Subscription Price, or delivered the XRP Amount, in accordance with Section 2(c) and otherwise performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Subscription Agreement to be performed, satisfied or complied with by it at or prior to the Closing.

(g) The obligations of Subscriber to consummate, or cause to be consummated, the transactions contemplated by this Subscription Agreement (including the Closing) are subject to the satisfaction or waiver by Subscriber of the additional conditions that, on the Closing Date:

(i) all representations and warranties of Pubco contained in this Subscription Agreement shall be true and correct as of the Closing Date, as though made on and as of the Closing Date (other than

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(A) representations and warranties that are qualified as to materiality or Pubco Material Adverse Effect (as defined below), which representations and warranties shall be true in all respects or (B) representations and warranties that speak as of a specified earlier date, which representations and warranties shall be true and correct as of such specified date), and consummation of the Closing shall constitute a reaffirmation by Pubco of each of its representations, warranties and agreements contained in this Subscription Agreement as of the Closing Date, but without giving effect to consummation of the Transactions, or as of such earlier date, as applicable, except, in each case, where the failure of such representations and warranties to be true and correct (whether as of the Closing Date or such earlier date), taken as a whole, does not result in a Pubco Material Adverse Effect;

(ii) no Other Delayed Funding Subscription Agreement (or other agreements or understandings (including side letters) entered into in connection therewith or in connection with the sale of the Other Delayed Funding Subscribed Shares) shall have been amended, modified or waived in any manner that benefits any Other Delayed Funding Subscriber unless the Subscriber shall have been offered in writing the same benefits (other than terms particular to the legal or regulatory requirements of such Other Delayed Funding Subscriber or its affiliates or related persons);

(iii) no amendments, modifications or waivers to the terms of the BCA (as it exists on the date hereof as provided to Subscriber) shall have occurred, in each case, in a matter that would reasonably be expected to materially and adversely affect the economic benefits that Subscriber would reasonably expect to receive under this Subscription Agreement (unless Subscriber has provided its written consent thereto);

(iv) all consents, waivers, authorizations or orders of, any notice required to be made to, and any filing or registration with, any court or other federal, state, local or other governmental authority, self-regulatory organization (including the Stock Exchange (as defined below) and any stockholder approval required by applicable Stock Exchange rules and regulations) or other person in connection with the execution, delivery and performance of this Subscription Agreement (including, without limitation, the issuance of the Subscribed Shares) required to be made in connection with the issuance and sale of the Subscribed Shares shall have been obtained or made, except where the failure to so obtain or make would not prevent Pubco, the Company and SPAC from consummating the transactions contemplated hereby, including the issuance and sale of the Subscribed Shares to the Subscriber;

(v) Pubco, the Company and SPAC shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Subscription Agreement to be performed, satisfied or complied with by Pubco, the Company or SPAC, respectively, at or prior to the Closing; and

(vi) there has not occurred any Material Adverse Effect (as defined in the BCA) since the date of this Subscription Agreement that is continuing, which the applicable parties to the BCA have not waived.

(h) Prior to or at the Closing, Subscriber shall deliver to Pubco all such other information as is reasonably requested in order for Pubco to issue the Subscribed Shares to Subscriber, including, without limitation, the legal name of the person in whose name the Subscribed Shares are to be issued (or Subscriber’s nominee in accordance with its delivery instructions) and a duly completed and executed Internal Revenue Service Form W-9 or appropriate Form W-8.

(i) Pubco, the Company, SPAC and Subscriber acknowledge and agree that, for U.S. federal and applicable state, local and non-U.S. income tax purposes: (A) (i) the Subscription Funding, (ii) any other subscriptions of Shares effected pursuant to the Advance Funding Subscription Agreements, the Delayed Funding Subscription Agreements, the Ripple Party Subscription Agreements and the Series C Subscription Agreement, and (iii) the Mergers, taken together, are undertaken pursuant to an integrated plan and constitute a single, integrated transaction among the parties and are intended to be treated for U.S. federal and applicable state and local income tax purposes as exchanges to which Section 351(a) (and, as applicable, Section 351(b) or

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Section 357(c)of the Code) the “Intended Tax Treatment”). Pubco, the Company, SPAC and Subscriber agree to file, or cause to be filed all income and withholding tax returns in a manner consistent with, and not to take any income or withholding tax position that is inconsistent with, the Intended Tax Treatment unless required by a determination within the meaning of Section 1313(a) of the Code.

Section 3. SPAC and Pubco Representations and Warranties. Each of SPAC, solely with respect to the representations and warranties set forth below relating to SPAC, and Pubco, solely with respect to the representations and warranties set forth below relating to Pubco, represents and warrants to Subscriber as of the date hereof and as of the Closing, that:

(a) SPAC (i) is validly existing and in good standing under the laws of its jurisdiction of incorporation, (ii) has the requisite corporate power and authority to own, lease and operate its properties, to carry on its business as it is now being conducted and to enter into and perform its obligations under this Subscription Agreement, and (iii) is duly licensed or qualified to conduct its business and, if applicable, is in good standing under the laws of each jurisdiction (other than its jurisdiction of incorporation) in which the conduct of its business or the ownership of its properties or assets requires such license or qualification, except, with respect to the foregoing clause (iii), where the failure to be in good standing would not reasonably be expected to have a SPAC Material Adverse Effect. For purposes of this Subscription Agreement, a “SPAC Material Adverse Effect” means an event, change, development, occurrence, condition or effect with respect to SPAC that, individually or in the aggregate, would reasonably be expected to have a material adverse effect on SPAC’s ability to consummate the transactions contemplated by this Subscription Agreement.

(b) Pubco (i) is validly existing under the laws of the State of Nevada, (ii) has the requisite corporate power and authority to own, lease and operate its properties and to conduct its business as it is now being conducted, and (iii) is duly licensed or qualified and in good standing (to the extent applicable) in all jurisdictions in which its ownership of property or character of its activities is such as to require it to be so licensed or qualified, except, with respect to the foregoing clause (iii), where the failure to be so licensed or qualified has not and would not, individually or in the aggregate, reasonably be expected to have a Pubco Material Adverse Effect. For purposes of this Subscription Agreement, a “Pubco Material Adverse Effect” means an event, change, development, occurrence, condition or effect with respect to Pubco that, individually or in the aggregate, would reasonably be expected to have a material adverse effect on Pubco’s ability to consummate the transactions contemplated by this Subscription Agreement.

(c) The issuance and sale of the Subscribed Shares, when issued pursuant to this Subscription Agreement (subject to the receipt of the Subscription Price in accordance with the terms of this Subscription Agreement and registration with Pubco’s transfer agent), will have been duly authorized by Pubco and, when issued and delivered to Subscriber (or its nominee in accordance with the Subscriber’s delivery instructions), will be validly issued, fully paid and free and clear of all liens or other restrictions (other than those arising under this Subscription Agreement or the BCA, Pubco’s amended and restated articles of incorporation, bylaws or other similar organizational documents (the “Pubco Organizational Documents”) or applicable securities laws), and will not have been issued in violation of, or subject to, any preemptive or similar rights created under the Pubco Organizational Documents (as in effect at such time of issuance) or under Chapter 78 of the Nevada Revised Statutes.

(d) This Subscription Agreement has been duly authorized, validly executed and delivered by SPAC and Pubco, and assuming the due authorization, execution and delivery of the same by the Company and Subscriber, this Subscription Agreement shall constitute the valid and legally binding obligation of SPAC and Pubco, enforceable against each of SPAC and Pubco in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors generally and by the availability of equitable remedies (collectively, the “Enforceability Exceptions”).

(e) Assuming the accuracy of the representations and warranties of Subscriber set forth in Section 4, the execution and delivery of this Subscription Agreement by SPAC, the compliance by SPAC with all of the provisions of this Subscription Agreement applicable to SPAC and the consummation of the transactions

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contemplated herein will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of SPAC pursuant to the terms of any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which SPAC is a party or by which SPAC is bound or to which any of the property or assets of SPAC is subject, (ii) conflict with or violate any provision of, or result in the breach of, SPAC’s amended and restated memorandum and articles of association, bylaws or other similar organizational documents (the “SPAC Organizational Documents”), or (iii) conflict with or result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental authority with competent jurisdiction over SPAC or any of its properties except, in the case of clauses (i) and (iii), for such violations, conflicts, breaches, defaults or liens, charges or encumbrances which would not, individually or in the aggregate, reasonably be expected to have a SPAC Material Adverse Effect.

(f) Assuming the accuracy of the representations and warranties of Subscriber set forth in Section 4, the execution and delivery of this Subscription Agreement, the issuance of the Subscribed Shares hereunder, the compliance by Pubco with all of the provisions of this Subscription Agreement applicable to Pubco and the consummation of the transactions contemplated herein will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of Pubco pursuant to the terms of any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which Pubco is a party or by which Pubco is bound or to which any of the property or assets of Pubco is subject, (ii) conflict with or violate any provision of, or result in the breach of, the Pubco Organizational Documents, or (iii) conflict with or result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental authority with competent jurisdiction over Pubco or any of its properties except, in the case of clauses (i) and (iii), for such violations, conflicts, breaches, defaults or liens, charges or encumbrances which would not, individually or in the aggregate, reasonably be expected to have a Pubco Material Adverse Effect.

(g) Assuming the accuracy of the representations and warranties of Subscriber set forth in Section 4, neither SPAC nor Pubco is required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or governmental authority with competent jurisdiction, self-regulatory organization (including any stock exchange on which the Pubco Class A Common Stock will be listed (the “Stock Exchange”)) or other person in connection with the execution, delivery and performance of this Subscription Agreement, other than (i) filings required by applicable state securities laws, (ii) the filing of the Registration Statement (as defined below) pursuant to Section 5, (iii) filings required by the Securities Act of 1933, as amended (the “Securities Act”), the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules of the United States Securities and Exchange Commission (the “Commission”), including the registration statement on Form S-4 with respect to the Transactions and the proxy statement/prospectus included therein, (iv) filings required by the Stock Exchange, including with respect to obtaining SPAC shareholder approval of the Transactions and the listing of Pubco Class A Common Stock, (v) filings required to consummate the Transactions as provided under the BCA, (vi) filings in connection with or as a result of any publicly available written guidance, comments, requirements or requests of the SEC staff under the Securities Act (the “SEC Guidance”), (vii) filings in connection with the SPAC Domestication, and (viii) those the failure of which to obtain would not reasonably be expected to have a SPAC Material Adverse Effect or a Pubco Material Adverse Effect, as applicable.

(h) Except for such matters as have not had and would not reasonably be expected to have a Pubco Material Adverse Effect, there is no (i) suit, action, proceeding or arbitration before a governmental authority or arbitrator with competent jurisdiction pending, or, to the knowledge of Pubco, threatened in writing against Pubco or (ii) judgment, decree, injunction, ruling or order of any governmental authority or arbitrator with competent jurisdiction outstanding against Pubco.

(i) Assuming the accuracy of Subscriber’s representations and warranties set forth in Section 4, no registration under the Securities Act or any state securities (or Blue Sky) laws is required for the offer and sale of the Subscribed Shares by Pubco to Subscriber.

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(j) Neither Pubco nor any person acting on its behalf has engaged or will engage in any form of general solicitation or general advertising (within the meaning of Regulation D) in connection with any offer or sale of the Subscribed Shares. The Subscribed Shares are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act or any state securities laws. Neither Pubco nor any person acting on its behalf (other than the Company and its persons acting on its behalf in such capacity, as to whom neither SPAC nor Pubco make any representations) has, directly or indirectly, at any time within the past thirty (30) calendar days, (i) made any offer or sale of any security or solicitation of any offer to buy any security under circumstances that would eliminate the availability of the exemption from registration under Section 4(a)(2) of the Securities Act in connection with the offer and sale by Pubco of the Subscribed Shares as contemplated hereby or the Other Delayed Funding Subscribed Shares as contemplated by the Other Delayed Funding Subscription Agreements, or (ii) offered or sold any securities that would reasonably be expected to subject the offer, issuance or sale of the Subscribed Shares or the Other Delayed Funding Subscribed Shares, as contemplated hereby, to the registration provisions of the Securities Act.

(k) SPAC is in compliance in all material respects with, and has not received any written communication from, a governmental authority with competent jurisdiction that alleges that SPAC is not in compliance in all material respects with, or is in default or violation of, the applicable provisions of (i) the Securities Act and the Exchange Act, (ii) the rules and regulations of the Commission, and (iii) the rules of the Stock Exchange, except, in each case, where such non-compliance, default, or violation would not, individually or in the aggregate, reasonably be expected to have a SPAC Material Adverse Effect. For the avoidance of doubt, this representation and warranty shall not apply to the extent any of the foregoing matters arise from or relate to the SEC Guidance.

(l) Pubco is in compliance in all material respects with, and has not received any written communication from, a governmental authority with competent jurisdiction that alleges that Pubco is not in compliance in all material respects with, or is in default or violation of, the applicable provisions of (i) the Securities Act and the Exchange Act, (ii) the rules and regulations of the Commission, and (iii) the rules of the Stock Exchange, except, in each case, where such non-compliance, default, or violation would not, individually or in the aggregate, reasonably be expected to have a Pubco Material Adverse Effect. For the avoidance of doubt, this representation and warranty shall not apply to the extent any of the foregoing matters arise from or relate to the SEC Guidance.

(m) Upon the Closing, the Pubco Class A Common Stock will be registered pursuant to Section 12(b) of the Exchange Act and will be listed for trading on the Stock Exchange, and the Pubco Class A Common Stock will be approved for listing on the Stock Exchange or another national securities exchange, subject to official notice of issuance.

(n) No broker or finder is entitled to any brokerage or finder’s fee or commission solely in connection with the sale of the Subscribed Shares to Subscriber.

(o) When issued, all issued and outstanding Pubco Class A Common Stock will have been duly authorized and validly issued, will be fully paid and non-assessable and will not be subject to preemptive or similar rights. Other than the subsidiaries of Pubco to be formed after the date hereof pursuant to the BCA, Pubco has no subsidiaries and does not own, directly or indirectly, interests or investments (whether equity or debt) in any person, whether incorporated or unincorporated. There are no shareholder agreements, voting trusts or other agreements or understandings to which Pubco is a party or by which it is bound relating to the voting of any Pubco Class A Common Stock or Pubco Class B Common Stock or other equity interests in Pubco, other than as contemplated by the BCA or as described in the forms, reports, schedules, statements, registration statements, prospectuses, and other documents filed or furnished as of the date hereof by SPAC with the Commission under the Securities Act and/or the Exchange Act (collectively, and together with any amendments, restatements or supplements thereto, the “SEC Documents”). There are no securities or instruments issued by or to which SPAC is a party containing anti-dilution or similar provisions that will be triggered, and not fully waived by the holder of such securities or instruments pursuant to a written agreement or consent, by the issuance of the Delayed Funding Subscribed Shares, in each case, that have not been or will not be validly waived on or prior to the Closing Date.

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(p) All Subscription Agreements in respect of Delayed Funding Subscribed Shares reflect the same Per Share Price and substantially the same other material terms and conditions with respect to the purchase of Shares that are no more favorable in the aggregate to the Other Delayed Funding Subscribers than the material terms of this Subscription Agreement are to the Subscriber (other than any terms particular to the regulatory requirements of such investor or its affiliates or related funds that are mutual funds or are otherwise subject to regulations related to the timing of funding and the issuance of the related Shares).

(q) Pubco is not, and immediately after receipt of payment for the Subscribed Shares and the Closing, will not be, subject to registration as an “investment company” under the meaning of the Investment Company Act.

(r) Neither Pubco nor any of its controlled affiliates (i) is, or will be at or immediately after the Closing, a person of a country of concern, as such term is defined in 31 C.F.R. § 850.221 (a “Covered Person”), (ii) directly or indirectly hold, or will hold at or immediately after the Closing, a board seat on, a voting or equity interest in, or any contractual power to direct or cause the direction of the management or policies of, any Covered Person, or (iii) is engaged, or has plans to engage, or will be engaged at or immediately after the Closing, directly or indirectly, in a “covered activity,” as such term is defined in 31 C.F.R. § 850.208.

Section 4. Subscriber Representations and Warranties. Subscriber represents and warrants to Pubco, the Company and SPAC, as of the date hereof and as of the Closing, that:

(a) If Subscriber is a legal entity, Subscriber (i) has been duly formed and is validly existing and in good standing under the laws of its jurisdiction of formation or incorporation and (ii) has the requisite power and authority to enter into, and perform its obligations under, this Subscription Agreement. If Subscriber is an individual, Subscriber has the legal competence and capacity to enter into and perform its obligations under this Subscription Agreement.

(b) If Subscriber is a legal entity, this Subscription Agreement has been duly authorized, validly executed and delivered by Subscriber. If Subscriber is an individual, Subscriber’s signature is genuine and the signatory has the legal competence and capacity to execute this Subscription Agreement. Assuming the due authorization, execution and delivery of the same by Pubco, the Company and SPAC, this Subscription Agreement shall constitute the valid and legally binding obligation of Subscriber, enforceable against Subscriber in accordance with its terms, subject to the Enforceability Exceptions.

(c) If Subscriber is paying the Subscription Price in XRP, (i) Subscriber has all rights, title and interest in and to the XRP to be contributed by it to Pubco pursuant to this Subscription Agreement, (ii) such XRP is held in a digital wallet held or operated by or on behalf of Subscriber at or by an appropriately regulated custodian and/or in accordance with industry-standard security practices (the “Subscriber Digital Wallet”) and neither such XRP nor such Subscriber Digital Wallet is subject to any liens, encumbrances or other restrictions, other than under the user agreement and/or terms and conditions associated with such Subscriber Digital Wallet, (iii) Subscriber has taken commercially reasonable steps to protect its Subscriber Digital Wallet and such XRP and (iv) Subscriber has the exclusive ability to control such Subscriber Digital Wallet, including by use of “private keys” or other equivalent means or through custody arrangements or other equivalent means.

(d) The execution, delivery and performance of this Subscription Agreement, the purchase of the Subscribed Shares hereunder, the compliance by Subscriber with all of the provisions of this Subscription Agreement and the consummation of the transactions contemplated herein do not and will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of Subscriber (or any of its subsidiaries, if Subscriber is a legal entity) pursuant to the terms of (i) any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which Subscriber or any of its subsidiaries is a party or by which Subscriber (or any of its subsidiaries, if Subscriber is a legal entity) is bound or to which any of the property or assets of Subscriber (or any of its subsidiaries, if Subscriber is a legal entity) is subject; (ii) if Subscriber is a legal entity, conflict with or violate any provision of, or result in the breach of, the articles of association, bylaws or other similar organizational documents of Subscriber (or any of its

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subsidiaries); or (iii) conflict with or result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental authority, agency or body, domestic or foreign, having jurisdiction over Subscriber (or any of its subsidiaries, if Subscriber is a legal entity) or any of its properties (or the properties of any of its subsidiaries, if Subscriber is a legal entity) that, in the case of clauses (i) and (iii), would reasonably be expected, individually or in the aggregate, to have a Subscriber Material Adverse Effect. For purposes of this Subscription Agreement, a “Subscriber Material Adverse Effect” means an event, change, development, occurrence, condition or effect with respect to the Subscriber that, individually or in the aggregate, would reasonably be expected to materially impair or materially delay Subscriber’s ability or legal authority to perform its obligations under this Subscription Agreement, including the purchase of the Subscribed Shares.

(e) Subscriber (i) is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act), an “accredited investor” (within the meaning of Rule 501(a)(1), (2), (3), or (7) under the Securities Act) satisfying the applicable requirements set forth on Annex B or Annex C hereto, or an institutional account as defined in FINRA Rule 4512(c), (ii) is an “institutional investor” (as defined in FINRA Rule 2111), (iii) if located or resident in a member state of the European Economic Area, is a “qualified investor” within the meaning of Article 2 of Regulation (EU) 2017/1129 (as amended, the “EU Prospectus Regulation”), (iv) if located or resident in the United Kingdom, is a “qualified investor” within the meaning of Article 2 of Regulation (EU) 2017/1129 as it forms part of domestic law in the United Kingdom by virtue of the European Union (Withdrawal) Act 2018 (the “UK Prospectus Regulation”) who is also (x) an investment professional falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Order”); (y) a high net worth entity falling within Article 49(2)(a) to (d) of the Order; or (z) a person to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (as amended, the “FSMA”)) in connection with the issue or sale of the Subscribed Shares may be lawfully communicated or caused to be communicated, (v) is acquiring the Subscribed Shares only for its own account and not for the account of others, or if Subscriber is subscribing for the Subscribed Shares as a fiduciary or agent for one or more investor accounts, each owner of such account is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) or an institutional “accredited investor” (within the meaning of Rule 501(a) under the Securities Act) and Subscriber has sole investment discretion with respect to each such account, and the full power and authority to make the acknowledgements, representations, warranties and agreements herein on behalf of each owner of each such account, and (vi) is not acquiring the Subscribed Shares with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act or other applicable securities laws; and shall provide or has provided Pubco with the requested information on Annex B or Annex C following the signature page hereto. Subscriber is not an entity formed for the specific purpose of acquiring the Subscribed Shares.

(f) Subscriber (i) is an institutional account as defined in FINRA Rule 4512(c), (ii) is a sophisticated investor, experienced in investing in business transactions and capable of evaluating investment risks independently, both in general and with regard to all transactions and investment strategies involving a security or securities and (iii) has exercised independent judgment in evaluating its participation in the purchase of the Subscribed Shares. Accordingly, Subscriber acknowledges that the offering meets (i) the exemptions from filing under FINRA Rule 5123(b)(1)(A), (C) or (J) and (ii) the institutional customer exemption under FINRA Rule 2111(b).

(g) Subscriber acknowledges and agrees that the Subscribed Shares are being offered in a transaction not involving any public offering within the meaning of the Securities Act and that the Subscribed Shares have not been registered under the Securities Act and that Pubco, the Company and SPAC are not required to register the Subscribed Shares except as set forth in Section 5. Subscriber acknowledges and agrees that the Subscribed Shares may not be offered, resold, transferred, pledged or otherwise disposed of by Subscriber absent an effective registration statement under the Securities Act, except (i) to Pubco or a subsidiary thereof, (ii) pursuant to an applicable exemption from the registration requirements of the Securities Act, and, in each of clauses (i)-(ii), in accordance with any applicable securities laws of the states and other jurisdictions of the United States, and that any certificates or account entries representing the Subscribed Shares shall contain a restrictive legend to such effect. Subscriber acknowledges and agrees that the Subscribed Shares will be subject

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to these securities law transfer restrictions, and as a result of these transfer restrictions, Subscriber may not be able to readily offer, resell, transfer, pledge or otherwise dispose of the Subscribed Shares and may be required to bear the financial risk of an investment in the Subscribed Shares for an indefinite period of time. Subscriber acknowledges and agrees that, unless the Subscribed Shares are earlier registered on a Registration Statement, the Subscribed Shares will not be eligible for offer, resale, transfer, pledge or disposition pursuant to Rule 144 promulgated under the Securities Act (“Rule 144”) until at least one year following the filing of certain required information with the Commission after the Closing Date. Subscriber acknowledges and agrees that it has been advised to consult legal counsel prior to making any offer, resale, pledge or transfer of any of the Subscribed Shares.

(h) Subscriber understands and agrees that Subscriber is purchasing the Subscribed Shares directly from Pubco. Subscriber further acknowledges that there have not been, and Subscriber hereby agrees that it is not relying on, any representations, warranties, covenants or agreements made to Subscriber by Pubco, the Company or SPAC or any of their respective affiliates or any of such person’s or its or their respective affiliates’ control persons, officers, directors, partners, members, managing members, managers, agents, employees or other representatives, legal counsel, financial or tax advisors, accountants or agents (collectively, “Representatives”), any other party to the Transactions or any other person or entity, expressly or by implication, other than those representations, warranties, covenants and agreements of Pubco expressly set forth in this Subscription Agreement, and Subscriber is not relying on any other purported representations, warranties, covenants, agreements or statements (including by omission), which are hereby disclaimed by Subscriber.

(i) In making its decision to purchase the Subscribed Shares, Subscriber represents that it has relied solely upon an independent investigation made by Subscriber and Pubco’s and SPAC’s respective representations in this Subscription Agreement. Subscriber has not relied on any statements or other information provided by or on behalf of Pubco concerning the Company, SPAC, Pubco, the Subscribed Shares or the Subscription, and has been offered the opportunity to ask questions of Pubco and has received answers thereto, including on the financial information, as Subscriber deemed necessary in connection with its decision to purchase the Subscribed Shares. Subscriber acknowledges and agrees that Subscriber has had access to, has received, and has had an adequate opportunity to review, such financial and other information as Subscriber deems necessary in order to make an investment decision with respect to the Subscribed Shares, including with respect to the Company, SPAC, Pubco and the Transactions, and Subscriber has made its own assessment and is satisfied concerning the relevant financial, tax and other economic considerations relevant to Subscriber’s investment in the Subscribed Shares. Without limiting the generality of the foregoing, Subscriber acknowledges that it has reviewed SPAC’s filings with the Commission. Subscriber represents and agrees that Subscriber and Subscriber’s professional advisor(s), if any, have had the full opportunity to ask such questions, receive such answers and obtain such information as Subscriber and Subscriber’s professional advisor(s), if any, have deemed necessary to make an investment decision with respect to the Subscribed Shares, including but not limited to information concerning the Company, SPAC, Pubco, the BCA, and the Subscription. Subscriber acknowledges that certain information provided to it by the Company and Pubco was based on projections, and such projections were prepared based on assumptions and estimates that are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. Subscriber also acknowledges that the information provided to Subscriber was preliminary and subject to change, including in the registration statement and the proxy statement and/or prospectus that will be filed with the Commission in connection with the Transactions.

(j) Subscriber acknowledges and agrees that none of the Company, SPAC, Pubco, nor their respective affiliates or any of such person’s or its or their respective affiliates’ Representatives has provided Subscriber with any advice with respect to the Subscribed Shares. Other than as set forth herein, none of SPAC, Pubco or any of their respective affiliates or Representatives has made or makes any representation or warranty, whether express or implied, of any kind or character as to the Company, SPAC, Pubco or the quality or value of the Subscribed Shares.

(k) Subscriber acknowledges that (i) Citigroup Global Markets Inc. (“Citi”) is not acting as placement agent, as underwriter or in any other capacity in connection with the sale of Subscribed Shares

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pursuant to this Subscription Agreement; nor is Citi making any recommendation to the Subscriber in respect of the purchase of the Subscribed Shares and (ii) Citi shall not deem the Subscriber to be a “retail investor” or “retail customer” of Citi for purposes of either Securities and Exchange Commission Form CRS or Regulation Best Interest.

(l) Subscriber became aware of this offering of the Subscribed Shares solely by means of direct contact between Subscriber, on the one hand, and Pubco (and its Representatives), on the other, and the Subscribed Shares were offered to Subscriber solely by direct contact between Subscriber, on the one hand, and Pubco (and its Representatives), on the other, or their respective affiliates. Subscriber did not become aware of this offering of the Subscribed Shares, nor were the Subscribed Shares offered to Subscriber, by any other means, and none of the Company, SPAC or Pubco or their respective Representatives acted as investment advisor, broker or dealer to Subscriber. Subscriber acknowledges that the Subscribed Shares (i) were not offered by any form of general solicitation or general advertising (within the meaning of Regulation D of the Securities Act) and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws.

(m) Subscriber acknowledges that it is aware that there are substantial risks incident to the purchase and ownership of the Subscribed Shares, including those set forth in the SEC Documents and other material to be provided by or on behalf of Pubco to Subscriber. Subscriber is able to fend for itself in the transactions contemplated herein and has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Subscribed Shares, and Subscriber has had an opportunity to seek, and has sought, such accounting, legal, business and tax advice as Subscriber has considered necessary to make an informed investment decision.

(n) Without limiting the representations, warranties and covenants set forth in this Agreement, alone, or together with any professional advisor(s), Subscriber represents and acknowledges that Subscriber has adequately analyzed and fully considered the risks of an investment in the Subscribed Shares and determined that the Subscribed Shares are a suitable investment for Subscriber and that Subscriber is able at this time and in the foreseeable future to bear the economic risk of a total loss of Subscriber’s investment in Pubco. Subscriber acknowledges specifically that a possibility of total loss exists.

(o) Subscriber understands and agrees that no federal or state agency has passed upon or endorsed the merits of the offering of the Subscribed Shares or made any findings or determination as to the fairness of an investment in Subscribed Shares.

(p) Neither the Subscriber nor any of its affiliates, officers, directors, managers, managing members, general partners or any other person acting in a similar capacity or carrying out a similar function is (i) a person (including individual or entity) that is the target or the subject of economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by relevant governmental authorities with competent jurisdiction, including, but not limited to those administered by the U.S. government through the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”) and the U.S. Department of State, the United Nations Security Council, the European Union or any EU member state, or the United Kingdom (including His Majesty’s Treasury of the United Kingdom) (collectively, “Sanctions”), (ii) a person or entity listed on the List of Specially Designated Nationals and Blocked Persons administered by OFAC, or in any Executive Order issued by the President of the United States and administered by OFAC, or any other any Sanctions-related list of sanctioned persons maintained by OFAC, the Department of Commerce or the U.S. Department of State, the United Nations Security Council, the European Union, any EU member state, or the United Kingdom; (iii) a “designated national,” as defined in the Cuban Assets Control Regulations, 31 C.F.R. Part 515, (iv) organized, incorporated, established, located, resident or the government, including any political subdivision, agency, or instrumentality thereof, of, Cuba, Iran, North Korea, Syria, the Crimea region of Ukraine, the so-called Donetsk People’s Republic, or the so-called Luhansk People’s Republic regions of Ukraine, as well as the non-controlled regions of the oblasts of Zaporizhzhia and Kherson or any other country or territory embargoed or subject to substantial trade restrictions by the United States, the European Union or any individual European Union member state, or the United Kingdom; (v) directly or indirectly owned or controlled (as

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ownership and control are defined and interpreted under applicable sanctions), or acting on behalf or at the direction of, any such person or persons described in any of the foregoing clauses (i) through (v), except in each case as permitted under Sanctions laws; or (vi) a non-U.S. institution that accepts currency for deposit and that has no physical presence in the jurisdiction in which it is incorporated or in which it is operating, as the case may be, and is unaffiliated with a regulated financial group that is subject to consolidated supervision (a “non-U.S. shell bank”) or providing banking services indirectly to a non-U.S. shell bank (collectively, clauses (i) through (vi), a “Prohibited Investor”). Subscriber agrees to provide law enforcement agencies, if requested thereby, such records as required by applicable law; provided that Subscriber is permitted to do so under applicable law. Subscriber represents that (i) if it is a financial institution subject to the Bank Secrecy Act (31 U.S.C. Section 5311 et seq.), as amended by the USA PATRIOT Act of 2001, and its implementing regulations (collectively, the “BSA/PATRIOT Act”), that Subscriber, directly or indirectly through a third-party administrator, maintains policies and procedures to ensure compliance with its obligations under the BSA/PATRIOT Act, and (ii) to the extent required, directly or indirectly through a third-party administrator, it maintains policies and procedures reasonably designed to ensure compliance with the anti-corruption and anti-money laundering-related laws administered and enforced by other governmental authorities with competent jurisdiction. Subscriber also represents and warrants that it maintains policies and procedures reasonably designed to ensure compliance with Sanctions. Subscriber further represents and warrants that (i) none of the funds held by Subscriber and used to purchase the Shares are or will be derived from transactions directly or indirectly with or for the benefit of any Prohibited Investor, (ii) such funds are from legitimate sources and do not constitute the proceeds of criminal conduct or criminal property, (iii) such funds do not originate from and have not been routed through an account maintained at a non-U.S. shell bank and (iv) it maintains policies and procedures reasonably designed to ensure the funds held by Subscriber and used to purchase the Shares were legally derived and were not obtained, directly or indirectly, from a Prohibited Investor or from or through a non-U.S. shell bank.

(q) No foreign person (as defined in 31 C.F.R. Part 800.224) in which the national or subnational governments of a single foreign state have a substantial interest (as defined in 31 C.F.R. Part 800.244) will acquire a substantial interest in Pubco as a result of the purchase and sale of Subscribed Shares hereunder, and no foreign person will have control (as defined in 31 C.F.R. Part 800.208) over Pubco from and after the Closing as a result of the purchase and sale of Subscribed Shares hereunder.

(r) If Subscriber is an employee benefit plan that is subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), a plan, an individual retirement account or other arrangement that is subject to section 4975 of the Code or an employee benefit plan that is a governmental plan (as defined in section 3(32) of ERISA), a church plan (as defined in section 3(33) of ERISA), a non-U.S. plan (as described in section 4(b)(4) of ERISA) or other plan that is not subject to the foregoing but may be subject to provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code, or an entity whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement (each, a “Plan”) subject to the fiduciary or prohibited transaction provisions of ERISA or section 4975 of the Code, Subscriber represents and warrants that (i) it has not relied on SPAC, the Company, Pubco or any of their respective affiliates (the “Transaction Parties”) for investment advice or as the Plan’s fiduciary with respect to its decision to acquire and hold the Subscribed Shares, and none of the Transaction Parties shall at any time be relied upon as the Plan’s fiduciary with respect to any decision to acquire, continue to hold or transfer the Subscribed Shares and (ii) the acquisition and holding of the Subscribed Shares will not constitute or result in a non-exempt prohibited transaction under ERISA, section 4975 of the Code or any applicable similar law.

(s) Subscriber has or has commitments to have and, when required to deliver payment pursuant to Section 1(b), Subscriber will have sufficient immediately available funds or XRP (as applicable) to pay the Subscription Price pursuant to Section 1(b). Subscriber is an entity having total liquid assets and net assets in excess of the Subscription Price as of the date hereof and as of each date the Subscription Price would be required to be funded to Pubco pursuant to Section 1(b).

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(t) Subscriber acknowledges that it is not relying upon, and has not relied upon, any statement, representation or warranty made by any person, firm or corporation (including, without limitation, Pubco or SPAC, or any of their respective affiliates or Representatives), other than the representations and warranties of Pubco and SPAC contained in Section 3, in making its investment or decision to invest in Pubco. Subscriber agrees that no Other Delayed Funding Subscriber pursuant to an Other Delayed Funding Subscription Agreement or any other agreement related to the private placement of Shares (including the controlling persons, officers, directors, partners, agents or employees of any such Subscriber) shall be liable (including, without limitation, for or with respect to any losses, claims, damages, obligations, penalties, judgments, awards, liabilities, costs, expenses or disbursements incurred by such person or entity), whether in contract, tort or otherwise, or have any liability or obligation to Subscriber or any Other Delayed Funding Subscriber, or any person claiming through Subscriber or any Other Delayed Funding Subscriber, pursuant to this Subscription Agreement or related to the private placement of the Subscribed Shares, the negotiation hereof or the subject matter hereof, or the transactions contemplated hereby, for any action heretofore or hereafter taken or omitted to be taken by any of the foregoing in connection with the purchase of the Subscribed Shares.

(u) No broker, finder or other financial consultant is entitled to any brokerage or finder’s fee or commission to be paid by Subscriber solely in connection with the sale of the Subscribed Shares to Subscriber or has acted on behalf of Subscriber in connection with this Subscription Agreement or the transactions contemplated hereby in such a way as to create any liability on Pubco, the Company or SPAC.

(v) Subscriber acknowledges that (i) Pubco, the Company and SPAC currently may have, and later may come into possession of, information regarding Pubco, the Company or Ripple that is not known to the Subscriber and that may be material to a decision to enter into this transaction to purchase the Subscribed Shares (“Excluded Information”), (ii) the Subscriber has determined to enter into this transaction to purchase the Subscribed Shares notwithstanding its lack of knowledge of the Excluded Information, and (iii) none of Pubco, the Company or SPAC shall have liability to the Subscriber, and Subscriber hereby, to the extent permitted by law, waives and releases any claims it may have against Pubco, the Company and SPAC with respect to the non-disclosure of the Excluded Information.

(w) At all times on or prior to the Closing Date, Subscriber has no binding commitment to dispose of, or otherwise transfer (directly or indirectly), any of the Subscribed Shares, other than binding commitments it may have to transfer and/or pledge such Subscribed Shares upon Closing to a prime broker under and in accordance with its prime brokerage agreement with such broker.

(x) Subscriber hereby agrees that neither it, nor any person or entity acting on its behalf or pursuant to any understanding with Subscriber, shall, directly or indirectly, engage in any hedging activities or execute any Short Sales with respect to the securities of SPAC or Pubco from the date of this Subscription Agreement until the Closing or the earlier termination of this Subscription Agreement in accordance with its terms. “Short Sales” shall mean all “short sales” as defined in Rule 200 of Regulation SHO under the Exchange Act and all short positions effected through any direct or indirect stock pledges (other than pledges in the ordinary course of business as part of prime brokerage arrangements), forward sale contracts, options, puts, calls, swaps and similar arrangements (including on a total return basis), short sales or other short transactions through non-U.S. broker dealers or foreign regulated brokers. Notwithstanding the foregoing, (i) nothing herein shall prohibit other entities under common management with Subscriber from entering into any Short Sales and (ii) in the case of a Subscriber that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of such Subscriber’s assets, the covenant set forth above shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to enter into the Subscription, subject in each of clauses (i) and (ii), to the obligations of Subscriber and such other entities under applicable law.

(y) Subscriber is not currently (and at all times through the Closing will refrain from being or becoming) a member of a “group” (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision), including any group acting for the purpose of acquiring, holding or disposing of equity securities of SPAC or Pubco (within the meaning of Rule 13d-5(b)(1) under the Exchange Act).

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(z) Subscriber will not acquire a substantial interest (as defined in 31 C.F.R. Part 800.244) in Pubco as a result of the purchase and sale of the Subscribed Shares.

(aa) Subscriber acknowledges its obligations under applicable securities laws with respect to the treatment of non-public information relating to SPAC and Pubco.

(bb) Subscriber covenants that neither it, nor any affiliate acting on its behalf or pursuant to any understanding with it, has executed or will execute any purchases or sales of any of securities of SPAC during the period that commenced at the time that Subscriber first learned of the transactions contemplated hereunder and ending at such time that the transactions contemplated by this Subscription Agreement are first publicly announced pursuant to the initial press release as described in Section 9(u). Subscriber covenants that until such time as the transactions contemplated by this Subscription Agreement are publicly disclosed by SPAC pursuant to the initial press release as described in Section 9(u), Subscriber will maintain the confidentiality of the existence and terms of the Subscription and the Transactions and the transactions contemplated hereby. Notwithstanding the foregoing and notwithstanding anything contained in this Subscription Agreement to the contrary, SPAC and Pubco expressly acknowledge and agree that Subscriber shall have no duty of confidentiality as set forth in this Section 4(bb) to Pubco after the issuance of the initial press release as described in Section 9(u). Notwithstanding the foregoing, in the case that Subscriber is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of Subscriber’s assets and the portfolio managers have no direct knowledge of the investment decisions made by the portfolio managers managing other portions of Subscriber’s assets, the covenant set forth above shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Subscribed Shares covered by this Subscription Agreement.

Section 5. Registration of Subscribed Shares.

(a) Subject to Section 5(b), Pubco agrees that, as soon as practicable but in no event later than thirty (30) calendar days following the Closing Date, Pubco will file with the Commission (at Pubco’s sole cost and expense) a registration statement registering the resale of the Subscribed Shares that are eligible for registration (determined as of two Business Days prior to such filing) (the “Registrable Securities” and such registration statement, the “Registration Statement”), and Pubco shall use its commercially reasonable efforts to have the Registration Statement declared effective as soon as practicable after the filing thereof, but in any event no later than seventy five (75) calendar days after the Closing Date (the “Effectiveness Deadline”); provided that the Effectiveness Deadline shall be extended by a maximum of ninety (90) calendar days after the Closing Date if the Registration Statement is reviewed by, and comments thereto are provided from, the Commission; provided, further, that Pubco shall request the Registration Statement declared effective promptly after the date Pubco is notified (orally or in writing, whichever is earlier) by the staff of the Commission that the Registration Statement will not be “reviewed” or will not be subject to further review; provided, further, that (i) if the Effectiveness Deadline falls on a Saturday, Sunday or other day that the Commission is closed for business, the Effectiveness Deadline shall be extended to the next Business Day on which the Commission is open for business and (ii) if the Commission is closed for operations due to a government shutdown, the Effectiveness Deadline shall be extended by the same number of calendar days as the number of calendar days during which the Commission remains closed. Pubco will provide a draft of the Registration Statement to Subscriber as promptly as reasonably practicable after the Completion Date, and in any event at least five (5) Business Days in advance of the date of filing the Registration Statement with the Commission. Unless otherwise agreed to in writing by Subscriber prior to the filing of the Registration Statement, Subscriber shall not be identified as a statutory underwriter in the Registration Statement unless the Commission requests that Subscriber be identified as a statutory underwriter; provided that if the Commission requests that Subscriber be identified as a statutory underwriter in the Registration Statement, Subscriber will have the opportunity to withdraw from the Registration Statement upon its prompt written request to Pubco. Notwithstanding the foregoing, if the Commission or its regulations prevent Pubco from including any or all of the Registrable Securities proposed to be registered under the Registration Statement due to limitations on the use of Rule 415 of the Securities Act for the resale of the Registrable Securities by the applicable stockholders or otherwise, such Registration Statement

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shall register for resale such number of Registrable Securities which is equal to the maximum number of Registrable Securities as is permitted by the Commission. In such event, the number of Registrable Securities shall be reduced pro rata among all such selling stockholders and as promptly as practicable after being permitted to register additional Registrable Securities under Rule 415 under the Securities Act, Pubco shall amend the Registration Statement or file one or more new Registration Statement(s) (with such amendment or new Registration Statement also being deemed to be a “Registration Statement” hereunder) to register such additional Registrable Securities and use commercially reasonable efforts to cause such amendment or Registration Statement(s) to become effective as promptly as practicable after the filing thereof, but in any event no later than thirty (30) calendar days after the filing of such Registration Statement (the “Additional Effectiveness Deadline”); provided that the Additional Effectiveness Deadline shall be extended to seventy five (75) calendar days after the filing of such Registration Statement, including any new Registration Statement or amended Registration Statement, if such Registration Statement is reviewed by, and comments thereto are provided from, the Commission; provided, further, that Pubco shall request that such Registration Statement be declared effective promptly after the date Pubco is notified (orally or in writing, whichever is earlier) by the staff of the Commission that such Registration Statement will not be “reviewed” or will not be subject to further review; provided, further, that (i) if such day falls on a Saturday, Sunday or other day that the Commission is closed for business, the Additional Effectiveness Deadline shall be extended to the next Business Day on which the Commission is open for business and (ii) if the Commission is closed for operations due to a government shutdown, the Effectiveness Deadline shall be extended by the same number of calendar days as the number of calendar days during which the Commission remains closed. Any failure by Pubco to file a Registration Statement by the Effectiveness Deadline or Additional Effectiveness Deadline shall not otherwise relieve Pubco of its obligations to file or effect a Registration Statement as set forth in this Section 5.

(b) Pubco agrees that, except for such times as Pubco is permitted hereunder to suspend the use of the prospectus forming part of a Registration Statement, Pubco will use its commercially reasonable efforts to cause such Registration Statement to remain effective with respect to Subscriber, including to prepare and file any post-effective amendment to such Registration Statement or a supplement to the related prospectus such that the prospectus will not include any untrue statement or a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, until the earliest to occur of (i) the date on which Subscriber ceases to hold any Registrable Securities issued pursuant to this Subscription Agreement, (ii) the first date on which Subscriber can sell all of its Registrable Securities issued pursuant to this Subscription Agreement (or shares received in exchange therefor) under Rule 144 of the Securities Act without limitation as to the manner of sale or the amount of such securities that may be sold and without the requirement for Pubco to be in compliance with the current public information required under Rule 144(c)(1) (or Rule 144(i)(2), if applicable), and (iii) three years from the date of effectiveness of the Registration Statement (the earliest of clauses (i) through (iii), the “End Date”). Prior to the End Date, Pubco (i) will use commercially reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of any Registration Statement as soon as reasonably practicable; (ii) file all reports, and provide all customary and reasonable cooperation, necessary to enable Subscriber to resell Registrable Securities pursuant to the Registration Statement; and (iii) qualify the Registrable Securities for listing on the Stock Exchange and update or amend the Registration Statement as necessary to include Registrable Securities. Pubco will use its commercially reasonable efforts to (A) for so long as Subscriber holds Registrable Securities, make and keep public information available (as those terms are understood and defined in Rule 144) and file with the Commission in a timely manner all reports and other documents required of Pubco under the Exchange Act so long as Pubco remains subject to such requirements to enable Subscriber to resell the Registrable Securities pursuant to Rule 144, (B) at the reasonable request of Subscriber, deliver all the necessary documentation to cause Pubco’s transfer agent to remove all restrictive legends from any Registrable Securities being sold under the Registration Statement or pursuant to Rule 144 at the time of sale of the Registrable Securities, and (C) cause its legal counsel to deliver to the transfer agent the necessary legal opinions required by the transfer agent, if any, in connection with the instruction under clause (B) upon the receipt of Subscriber representation letters and such other customary supporting documentation as requested by (and in a form reasonably acceptable to) such counsel. Subscriber agrees to disclose its beneficial ownership, as determined in accordance with Rule 13d-3 of

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the Exchange Act, of Registrable Securities to Pubco (or its successor) as may be reasonably required to enable Pubco to make the determination described above.

(c) Pubco’s obligations to include the Registrable Securities in the Registration Statement are contingent upon Subscriber furnishing in writing to Pubco a completed selling stockholder questionnaire in customary form that contains such information regarding Subscriber, the securities of Pubco held by Subscriber and the intended method of disposition of the Registrable Securities as shall be reasonably requested by Pubco to effect the registration of the Registrable Securities, and Subscriber shall execute such documents in connection with such registration as Pubco may reasonably request that are customary of a selling stockholder in similar situations, including providing that Pubco shall be entitled to postpone and suspend the effectiveness or use of the Registration Statement (i) during any customary blackout or similar period or as permitted hereunder and (ii) as may be necessary in connection with the preparation and filing of a post-effective amendment to the Registration Statement following the filing of Pubco’s Annual Report on Form 10-K for its first completed fiscal year following the effective date of the Registration Statement; provided that Pubco shall request such information from Subscriber, including the selling stockholder questionnaire, at least five (5) Business Days prior to the anticipated date of filing the Registration Statement with the Commission. In the case of the registration effected by Pubco pursuant to this Subscription Agreement, Pubco shall, upon reasonable request, inform Subscriber as to the status of such registration. Subscriber shall not be entitled to use the Registration Statement for an underwritten offering of Registrable Securities.

(d) Notwithstanding anything to the contrary contained herein, Pubco shall be entitled to delay or postpone the effectiveness of the Registration Statement, and from time to time require Subscriber not to sell under the Registration Statement or suspend the use or effectiveness of any such Registration Statement if (A) it determines in good faith that in order for the registration statement to not contain a material misstatement or omission, an amendment thereto would be needed, including as a result of any request by the Commission for any amendment or supplement to such Registration Statement or any prospectus relating thereto or for additional information, (B) such filing or use would materially affect a bona fide business or financing transaction of Pubco or would require premature disclosure of information that would materially adversely affect Pubco, (C) in the good faith judgment of the majority of the members of Pubco’s board of directors, such filing or effectiveness or use of such Registration Statement would be seriously detrimental to Pubco, (D) the majority of the members of Pubco’s board of directors determines to delay the filing or initial effectiveness of, or suspend use of, a Registration Statement and such delay or suspension arises out of, or is a result of, or is related to or is in connection with the SEC Guidance or future Commission guidance directed at special purpose acquisition companies or companies that have consummated a business combination with a special purpose acquisition company, or any related disclosure or related matters, (E) as may be necessary in connection with the preparation and filing of a post-effective amendment to the Registration Statement following the filing of Pubco’s Annual Report on Form 10-K for its first completed fiscal year following the effective date of the Registration Statement, or (F) Subscriber agrees that (1) it will immediately discontinue offers and sales of the Registrable Securities under the Registration Statement until Subscriber receives copies of a supplemental or amended prospectus (which Pubco agrees to use commercially reasonable efforts to promptly prepare) that corrects the misstatement(s) or omission(s) referred to in Section 5(d)(A) and receives notice that any post-effective amendment has become effective or unless otherwise notified by Pubco that it may resume such offers and sales and (2) it will maintain the confidentiality of any information included in such written notice delivered by Pubco unless otherwise required by law, subpoena or regulatory request or requirement (each such circumstance, a “Suspension Event”); provided that (w) Pubco shall not so delay filing or so suspend the use of the Registration Statement for a period of more than ninety (90) consecutive days or more than one hundred and twenty (120) total calendar days in any consecutive three hundred sixty (360) day period, or more than two (2) times in any consecutive three hundred sixty (360) day period and (x) Pubco shall use commercially reasonable efforts to make such registration statement available for the sale by Subscriber of such securities as soon as practicable thereafter.

(e) Upon receipt of any written notice from Pubco of the happening of (i) an issuance by the Commission of any stop order suspending the effectiveness of any Registration Statement or the initiation of any

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proceedings for such purpose, which notice shall be given no later than three (3) Business Days from the date of such event, (ii) any Suspension Event during the period that the Registration Statement is effective, or (iii) if as a result of a Suspension Event the Registration Statement or related prospectus contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made (in the case of the prospectus) not misleading, Subscriber agrees that (1) it will immediately discontinue offers and sales of the Registrable Securities under the Registration Statement until Subscriber receives copies of a supplemental or amended prospectus (which Pubco agrees to use commercially reasonable efforts to promptly prepare) that corrects the misstatement(s) or omission(s) referred to above and receives notice that any post-effective amendment has become effective or unless otherwise notified by Pubco that it may resume such offers and sales and (2) it will maintain the confidentiality of any information included in such written notice delivered by Pubco unless otherwise required by law, subpoena or regulatory request or requirement. If so directed by Pubco, Subscriber will deliver to Pubco or, in Subscriber’s sole discretion destroy, all copies of the prospectus covering the Registrable Securities in Subscriber’s possession; provided, however, that this obligation to deliver or destroy all copies of the prospectus covering the Registrable Securities shall not apply (w) to the extent Subscriber is required to retain a copy of such prospectus (A) in order to comply with applicable legal, regulatory, self-regulatory or professional requirements or (B) in accordance with a bona fide pre-existing document retention policy or (x) to copies stored electronically on archival servers as a result of automatic data back-up.

(f) For purposes of this Section 5, (i) “Registrable Securities” shall mean, as of any date of determination, the Registrable Securities and any other equity security issued or issuable with respect to the Registrable Securities by way of share split, dividend, distribution, recapitalization, merger, exchange, or replacement, and (ii) “Subscriber” shall include any person to which the rights under this Section 5 shall have been duly assigned.

(g) Pubco shall indemnify, defend and hold harmless Subscriber (to the extent Subscriber is a seller under the Registration Statement), the officers, directors, members, managers, partners, agents and employees of Subscriber, each person who controls Subscriber (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) and the officers, directors, members, managers, partners, agents and employees of each such controlling person, to the fullest extent permitted by applicable law, from and against any and all out-of-pocket and reasonably documented losses, claims, damages, liabilities, costs (including reasonable and documented external attorneys’ fees) and expenses (collectively, “Losses”) arising out of or caused by or based upon any untrue or alleged untrue statement of a material fact contained in the Registration Statement, any prospectus included in the Registration Statement or any form of prospectus or in any amendment or supplement thereto or in any preliminary prospectus, or any omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus or form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading, except to the extent that such untrue statements, alleged untrue statements, omissions or alleged omissions (1) are based upon information regarding Subscriber furnished in writing to Pubco by or on behalf of Subscriber expressly for use therein or Subscriber has omitted a material fact from such information or (2) result from or are in connection with any offers or sales effected by or on behalf of Subscriber in violation of Section 5(c). Notwithstanding the foregoing, Pubco’s indemnification obligations shall not apply to amounts paid in settlement of any Losses or action if such settlement is effected without the prior written consent of Pubco. Pubco shall provide Subscriber with an update on any threatened or asserted proceedings arising from or in connection with the transactions contemplated by this Section 5 of which Pubco receives notice whether oral or in writing.

(h) Subscriber shall, severally and not jointly with any other subscriber in the offering contemplated by this Subscription Agreement, indemnify, defend and hold harmless Pubco, its directors, officers, members, managers, partners, agents and employees, each person who controls Pubco (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), and the directors, officers, members, managers, partners, agents or employees of such controlling persons, to the fullest extent permitted by applicable law, from and against all Losses arising out of or based upon any untrue or alleged untrue statement of a material

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fact contained in any Registration Statement any prospectus included in the Registration Statement, or any form of prospectus, or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus, or any form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading to the extent, but only to the extent, that such untrue statements, alleged untrue statements, omissions or alleged omissions are based upon information regarding Subscriber furnished in writing to Pubco by or on behalf of Subscriber expressly for use therein. In no event shall the liability of Subscriber be greater in amount than the United States dollars amount of the net proceeds received by Subscriber upon the sale of the Registrable Securities giving rise to such indemnification obligation. Notwithstanding the forgoing, Subscriber’s indemnification obligation shall not apply to amounts paid in settlement of any Losses or action if such settlement is effected without the prior written consent of Subscriber (which consent shall not be unreasonably withheld or delayed).

(i) Any person or entity entitled to indemnification herein shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s or entity’s right to indemnification hereunder to the extent such failure has not prejudiced the indemnifying party) and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld, conditioned or delayed). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement), which settlement shall not include a statement or admission of fault and culpability on the part of such indemnified party, and which settlement shall include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

(j) The indemnification provided for under this Subscription Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling person or entity of such indemnified party and shall survive the transfer of the Registrable Securities pursuant to this Subscription Agreement.

(k) If the indemnification provided under this Section 5 from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any Losses, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such Losses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations; provided, however, that the liability of Subscriber shall be limited to the net proceeds received by such Subscriber from the sale of Registrable Securities giving rise to such indemnification obligation. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by (or not made by, in the case of an omission), or relates to information supplied by (or not supplied by, in the case of an omission), or on behalf of such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action. The amount paid or payable by a party as a result of the Losses shall be deemed to include, subject to the limitations set forth in this Section 5, any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall

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be entitled to contribution pursuant to this Section 5(k) from any person or entity who was not guilty of such fraudulent misrepresentation. Notwithstanding anything to the contrary herein, in no event will any party be liable for punitive damages in connection with this Subscription Agreement or the transactions contemplated hereby.

(l) At any time and from time to time in connection with a bona-fide sale of Subscribed Shares effected in compliance with the requirements of Rule 144 under the Securities Act or through any broker-dealer sale transactions described in the plan of distribution set forth within any prospectus and pursuant to the Registration Statement, Pubco shall use its commercially reasonable efforts, subject to the receipt of customary documentation required from the holder of the applicable Subscribed Shares and broker in connection therewith and compliance with applicable laws, (i) promptly instruct its transfer agent to remove any restrictive legends applicable to the Subscribed Shares being sold and (ii) in connection with any sale made pursuant to Rule 144, cause its legal counsel to deliver reasonably requested legal opinions, if any, to the transfer agent in connection with the instruction under subclause (i). Subscriber may request that Pubco remove any legend from the book entry position evidencing its Subscribed Shares following the earliest of such time as such Subscribed Shares (i) (x) are subject to or (y) have been or are about to be sold or transferred pursuant to an effective registration statement (including the Registration Statement), or (ii) have been sold pursuant to Rule 144. Pubco shall be responsible for the fees of its transfer agent, its legal counsel (including for purposes of giving the opinion referenced herein) and all DTC fees associated with such issuance and the Subscriber shall be responsible for its fees or costs associated with such removal of the legend (including its legal fees or costs of its legal counsel); provided, that, notwithstanding the foregoing, Pubco will not be required to deliver any such opinion, authorization, certificate or direction if it reasonably believes that removal of the legend could result in or facilitate transfers of securities in violation of applicable law.

(m) With a view to making available to Subscriber the benefits of Rule 144 that permit Subscriber to sell securities of Pubco to the public without registration, Pubco agrees, for so long as Subscriber holds Subscribed Shares, to:

(i) make and keep current public information available, as those terms are understood and defined in Rule 144; and

(ii) use commercially reasonable efforts to file with the Commission in a timely manner all reports and other documents required of Pubco under the Exchange Act so long as Pubco remains subject to such requirements and the filing of such reports and other documents as may be required pursuant to the applicable provisions of Rule 144.

(n) Upon request, Pubco shall provide the Subscriber with contact information for the person responsible for Pubco’s account at the transfer agent to facilitate transfers made pursuant to this Section 5 and provide reasonable assistance to facilitate transfers. Pubco shall be responsible for the fees of its transfer agent and its legal counsel (including for purposes of giving the opinion referenced herein) associated with such issuance and the Subscriber shall be responsible for its fees or costs associated with such removal of the legend (including its legal fees or costs of its legal counsel).

Section 6. Open Market Purchases.

(a) (i) In the event Subscriber elects to purchase SPAC Class A Common Shares from one or more third parties for its own account pursuant to open-market transactions at a price of less than the per-share amount payable in connection with a redemption of such SPAC Class A Common Shares (the “Open-Market Purchase Shares”) after the date hereof and prior to the record date (the “Record Date”) fixed for voting at the extraordinary general meeting of shareholders of SPAC held to approve the Transactions (the “SPAC Shareholder Meeting”), and/or (ii) to the extent Subscriber elects to apply any SPAC Class A Common Shares it beneficially owns as of the date of this Subscription Agreement (the “Currently Owned Shares”, with such number of Currently Owned Shares not to exceed the number of Shares listed on the signature page hereto), the number of Subscribed Shares that Subscriber shall be obligated to purchase pursuant to this Subscription Agreement, may be reduced on a one-for-one basis, at Subscriber’s election, by up to the total number of

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Subscribed Shares subscribed for by Subscriber pursuant to the terms of this Subscription Agreement (the “Reduction Right”); in each case, subject to Subscriber agreeing, (x) with respect to the Open-Market Purchase Shares, to (1) not sell or otherwise transfer such Open-Market Purchase Shares prior to the consummation of the Transactions, (2) not vote any Open-Market Purchase Shares in favor of approving the Transactions and instead submit a proxy form abstaining from voting thereon, and (3) to the extent it has the right to have any of its Open-Market Purchase Shares redeemed for cash in connection with the consummation of the Transactions, not exercise any such redemption rights (collectively, the “Open-Market Purchase Reduction Conditions”), and (y) with respect to the Currently Owned Shares, to (1) not sell or otherwise transfer such Currently Owned Shares prior to the consummation of the Transactions, (2) vote all of its Currently Owned Shares in favor of approving the Transactions at the SPAC Shareholder Meeting, and (3) to the extent it has the right to have any of its Currently Owned Shares redeemed for cash in connection with the consummation of the Transactions, not exercise any such redemption rights (collectively, the “Currently Owned Shares Reduction Conditions”).

(b) Subscriber shall, no later than one (1) Business Day after the Record Date, deliver a certificate (the “Certificate”) to Pubco and SPAC, signed by Subscriber, certifying: (i) the number of Subscribed Shares for which Subscriber has elected to exercise its Reduction Right, including the number of Open-Market Purchase Shares and Currently Owned Shares so elected, and (ii)(x) with respect to any such Open-Market Purchase Shares, (1) the date of such Open-Market Purchase, (2) the price per share at which such Open-Market Purchase Shares were purchased by Subscriber, and (3) an affirmation that Subscriber complied and will continue to comply with the Open-Market Purchase Reduction Conditions, and (y) with respect to any such Currently Owned Shares, an affirmation that Subscriber has complied and will continue to comply with the Currently Owned Shares Reduction Conditions. In the event that subsequent to exercising its Reduction Right, Subscriber desires to lower the number of Subscribed Shares subject to such reduction (i.e., increase the number of Subscribed Shares to be purchased pursuant to this Subscription Agreement), Subscriber may so amend the Certificate with the consent of Pubco and SPAC. Notwithstanding anything to the contrary in the foregoing, no later than three (3) Business Days prior to the anticipated Closing Date as set forth in the Closing Notice, Subscriber shall reaffirm to Pubco and SPAC in writing that the certifications included in the Certificate are true and correct.

Section 7. Termination. This Subscription Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, upon the earliest to occur of (a) such date and time as the BCA is terminated in accordance with its terms; (b) the mutual written agreement of the parties hereto to terminate this Subscription Agreement; or (c) twelve months from the date of this Subscription Agreement; provided that nothing herein will relieve any party from liability for any willful breach hereof prior to the time of termination, and each party will be entitled to any remedies at law or in equity to recover losses, liabilities or damages arising from such breach. Pubco shall notify Subscriber of the termination of the BCA promptly after the termination thereof. Upon the termination hereof in accordance with this Section 7, any cash or XRP held on behalf of Subscriber in connection herewith shall be returned in full to Subscriber in accordance with Section 2(d), without any deduction for or on account of any tax withholding except as required by law, charges or set-off.

Section 8. Trust Account Waiver. Subscriber hereby acknowledges that SPAC is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Subscriber further acknowledges that, as described in the final prospectus relating to SPAC’s initial public offering (“IPO”) filed with the SEC (File No. 333-286110) on May 21, 2025 (the “Prospectus”), substantially all of SPAC’s assets consist of the cash proceeds of SPAC’s IPO and a private placement of its securities and substantially all of those proceeds (including interest accrued from time to time thereon) have been deposited into a trust account (the “Trust Account”) for the benefit of SPAC and its public shareholders. As described in the Prospectus, the funds held from time to time in the Trust Account may only be released upon certain conditions. For good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Subscriber hereby agrees (on its own behalf and on behalf of its related parties) that it does not now and shall not at any time hereafter have any right, title, interest or claim of any kind (“Claim”) to, or to any monies or other assets in, the Trust Account, and hereby irrevocably waives (on

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its own behalf and on behalf of its related parties) any Claim to, or to any monies or other assets in, the Trust Account that it may have now or in the future as a result of, or arising out of, this Subscription Agreement, the transactions contemplated hereby or the Subscribed Shares, in or to any monies held in the Trust Account (or any distributions therefrom directly or indirectly to SPAC’s public shareholders). In the event that Subscriber has any Claim against SPAC as a result of, or arising out of, this Subscription Agreement, the Other Delayed Funding Subscription Agreements, the transactions contemplated hereby and thereby, or the Subscribed Shares, Subscriber agrees not to seek recourse against the Trust Account or any funds distributed therefrom (it being clarified that such waiver shall not apply following the Closing to the Trust Account funds that are released from the Trust Account to SPAC or Pubco in connection with the Transactions). Subscriber acknowledges and agrees that such irrevocable waiver is a material inducement to SPAC to enter into this Subscription Agreement, and further intends and understands such waiver to be valid, binding, and enforceable against Subscriber in accordance with applicable law. To the extent Subscriber commences any action or proceeding based upon, in connection with, relating to or arising out of any matter relating to SPAC or its Representatives, which proceeding seeks, in whole or in part, monetary relief against SPAC or its Representatives, Subscriber hereby acknowledges and agrees that its sole remedy shall be against funds held outside of the Trust Account and that such claim shall not permit Subscriber (or any person claiming on Subscriber’s behalf or in lieu of Subscriber) to have any claim against the Trust Account (including any distributions therefrom) or any amounts contained therein. Nothing in this Section 8 shall be deemed to limit Subscriber’s right to distributions from the Trust Account in accordance with the SPAC Organizational Documents in respect of any redemptions by Subscriber in respect of SPAC Class A Common Shares acquired by any means. Notwithstanding anything in this Subscription Agreement to the contrary, the provisions of this Section 8 shall survive termination of this Subscription Agreement.

Section 9. Miscellaneous.

(a) Subscriber hereby acknowledges that it shall be solely responsible for and bear the cost of all transfer, stamp, issue, registration, documentary or other similar taxes, duties, fees or charges arising in any jurisdiction in connection with the Subscription contemplated in this Subscription Agreement as well as the execution of this Subscription Agreement.

(b) Notwithstanding any other provision of this Subscription Agreement, Pubco and any of its Representatives shall be entitled to deduct and withhold from the Registrable Securities and any other amount payable pursuant to this Subscription Agreement (in connection with a future share split, dividend, distribution, recapitalization, merger, exchange, or replacement) any such taxes, duties, fees or other similar charges as may be required to be deducted and withheld from such amounts (and any other amounts treated as paid for applicable tax law) under the Code, or any other applicable tax law (as determined in good faith by the party so deducting or withholding in its sole discretion). To the extent that any amounts are so deducted and withheld, such deducted and withheld amounts shall be treated for all purposes of this Subscription Agreement as having been paid to the person in respect of which such deduction and withholding was made.

(c) All notices, requests, demands, claims, and other communications hereunder shall be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given (i) when delivered personally to the recipient, (ii) when sent by electronic mail, with no mail undeliverable or other rejection notice, on the date of transmission to such recipient, if sent on a Business Day prior to 5:00 p.m. New York City time, or on the Business Day following the date of transmission, if sent on a day that is not a Business Day or after 5:00 p.m. New York City time on a Business Day, (iii) one (1) Business Day after being sent to the recipient via overnight mail by reputable overnight courier service (charges prepaid), or (iv) four (4) Business Days after being mailed to the recipient by certified or registered mail, return receipt requested and postage prepaid, and, in each case, addressed to the intended recipient at its address specified on the signature page hereof or to such electronic mail address or address as subsequently modified by written notice given in accordance with this Section 9(c). A courtesy electronic copy of any notice sent by methods (i), (iii), or (iv) above shall also be sent to the recipient via electronic mail if an electronic mail address is provided in the applicable signature page hereof or to an electronic mail address as subsequently modified by written notice given in accordance with this Section 9(c).

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(d) Subscriber acknowledges that Pubco and others, including SPAC and the Company, will rely on the acknowledgments, understandings, agreements, representations and warranties of Subscriber contained in this Subscription Agreement. Prior to the Closing, Subscriber agrees to promptly notify the Company, Pubco and SPAC if it becomes aware that any of the acknowledgments, understandings, agreements, representations and warranties of Subscriber set forth herein are no longer accurate in all material respects. Pubco acknowledges that Subscriber will rely on the acknowledgments, understandings, agreements, representations and warranties contained in this Subscription Agreement. Prior to the Closing, Pubco agrees to promptly notify Subscriber, if it becomes aware that any of the acknowledgments, understandings, agreements, representations and warranties of Pubco set forth herein are no longer accurate in all material respects.

(e) Each of the Company, Pubco, SPAC and Subscriber is irrevocably authorized to produce this Subscription Agreement or a copy hereof to any interested party as required by applicable law in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

(f) Each party hereto shall pay all of its own expenses in connection with this Subscription Agreement and the transactions contemplated herein.

(g) Neither this Subscription Agreement nor any rights that may accrue to Subscriber hereunder may be transferred or assigned by Subscriber. Neither this Subscription Agreement nor any rights that may accrue to the Company, Pubco or SPAC hereunder may be transferred or assigned by the Company, Pubco or SPAC without the prior written consent of Subscriber, other than in connection with the Transactions. Notwithstanding the foregoing, Subscriber may assign all or a portion of its rights and obligations under this Subscription Agreement to one or more of its affiliates (including other investment funds or accounts managed or advised by Subscriber or an investment manager who acts on behalf of Subscriber) upon written notice to the Company, Pubco and SPAC or, with the Company, Pubco and SPAC’s prior written consent, to another person; provided that in the case of any such assignment, the assignee(s) shall become a Subscriber hereunder and have the rights and obligations and be deemed to make the representations and warranties of Subscriber provided for herein to the extent of such assignment; and provided, further, that no such assignment shall relieve the assigning Subscriber of its obligations hereunder if any such assignee fails to perform such obligations, unless the Company, Pubco and SPAC have given their prior written consent to such relief. Any purported assignment or transfer in violation of this Section 9(g) shall be null and void. In the event of such a transfer or assignment, Subscriber shall complete the form of assignment attached as Annex D hereto.

(h) All the agreements, representations and warranties made by each party hereto in this Subscription Agreement shall survive the Closing.

(i) Pubco and SPAC may request from Subscriber such additional information as Pubco or SPAC may reasonably determine to be necessary to evaluate the eligibility of Subscriber to acquire the Subscribed Shares and to register the Subscribed Shares for resale, and Subscriber shall promptly provide such information as may be reasonably requested, to the extent readily available and to the extent consistent with its internal policies and procedures; provided that Pubco and SPAC agree to keep any such information provided by Subscriber confidential, except (A) as required by the federal securities laws, rules or regulations, (B) to the extent such disclosure is required by other laws, rules or regulations, at the request of the staff of the Commission or regulatory agency or under the regulations of the Stock Exchange, and (C) to the extent disclosed to SPAC’s or Pubco’s lawyers, independent accountants and to other advisors and service providers who reasonably require such information in connection with the provision of services to such person, are advised of the confidential nature of such information and are obligated to keep such information confidential. Subscriber acknowledges that SPAC or Pubco may file a form of this Subscription Agreement with the Commission as an exhibit to a current or periodic report of SPAC or Pubco, an annex to a proxy statement of SPAC or Pubco or as an exhibit to a registration statement of Pubco.

(j) This Subscription Agreement may not be amended, modified or waived except by an instrument in writing, signed by each of the parties hereto.

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(k) This Subscription Agreement constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof.

(l) Except as otherwise provided herein, this Subscription Agreement is intended for the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives, and permitted assigns and, except as provided herein, is not for the benefit of, nor may any provision hereof be enforced by, any other person.

(m) The parties hereto acknowledge and agree that irreparable damage may occur in the event that any of the provisions of this Subscription Agreement were not performed in accordance with their specific terms or were otherwise breached and that money or other legal remedies may not be an adequate remedy for such damage. It is accordingly agreed that the parties shall be entitled to seek equitable relief, including in the form of an injunction or injunctions to prevent breaches or threatened breaches of this Subscription Agreement and to enforce specifically the terms and provisions of this Subscription Agreement, this being in addition to any other remedy to which such party is entitled at law, in equity, in contract, in tort or otherwise. The parties hereto acknowledge and agree that Pubco and SPAC shall be entitled to specifically enforce Subscriber’s obligations to fund the Subscription and the provisions of the Subscription Agreement, in each case, on the terms and subject to the conditions set forth herein. The parties hereto further acknowledge and agree: (x) to waive any requirement for the security or posting of any bond in connection with any such equitable remedy; (y) not to assert that a remedy of specific enforcement pursuant to this Section 9(m) is unenforceable, invalid, contrary to applicable law or inequitable for any reason; and (z) to waive any defenses in any action for specific performance, including the defense that a remedy at law would be adequate.

(n) If any provision of this Subscription Agreement shall be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Subscription Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect.

(o) No failure or delay by a party hereto in exercising any right, power or remedy under this Subscription Agreement, and no course of dealing between the parties hereto, shall operate as a waiver of any such right, power or remedy of such party. No single or partial exercise of any right, power or remedy under this Subscription Agreement by a party hereto, nor any abandonment or discontinuance of steps to enforce any such right, power or remedy, shall preclude such party from any other or further exercise thereof or the exercise of any other right, power or remedy hereunder. The election of any remedy by a party hereto shall not constitute a waiver of the right of such party to pursue other available remedies. No notice to or demand on a party not expressly required under this Subscription Agreement shall entitle the party receiving such notice or demand to any other or further notice or demand in similar or other circumstances or constitute a waiver of the rights of the party giving such notice or demand to any other or further action in any circumstances without such notice or demand.

(p) This Subscription Agreement may be executed and delivered in one or more counterparts (including by electronic mail, in .pdf or other electronic submission) and by different parties in separate counterparts, with the same effect as if all parties hereto had signed the same document. All counterparts so executed and delivered shall be construed together and shall constitute one and the same agreement.

(q) This Subscription Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, without regard to the principles of conflicts of laws that would otherwise require the application of the law of any other state.

(r) EACH PARTY AND ANY PERSON ASSERTING RIGHTS AS A THIRD PARTY BENEFICIARY HEREBY WAIVES ITS RESPECTIVE RIGHTS TO A TRIAL BY JURY OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OR RELATED TO THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IN ANY ACTION, PROCEEDING OR OTHER LITIGATION OF ANY TYPE BROUGHT BY ANY PARTY AGAINST ANY OTHER PARTY OR ANY AFFILIATE OF ANY OTHER SUCH PARTY, WHETHER

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WITH RESPECT TO CONTRACT CLAIMS, TORT CLAIMS OR OTHERWISE. THE PARTIES AGREE THAT ANY SUCH CLAIM OR CAUSE OF ACTION SHALL BE TRIED BY A COURT TRIAL WITHOUT A JURY. WITHOUT LIMITING THE FOREGOING, THE PARTIES FURTHER AGREE THAT THEIR RESPECTIVE RIGHT TO A TRIAL BY JURY IS WAIVED BY OPERATION OF THIS SECTION AS TO ANY ACTION, COUNTERCLAIM OR OTHER PROCEEDING WHICH SEEKS, IN WHOLE OR IN PART, TO CHALLENGE THE VALIDITY OR ENFORCEABILITY OF THIS SUBSCRIPTION AGREEMENT OR ANY PROVISION HEREOF. THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT.

(s) The parties agree that all disputes, legal actions, suits and proceedings arising out of or relating to this Subscription Agreement must be brought exclusively in the courts of the State of New York or the courts of the United States located in the Borough of Manhattan, New York City, New York (collectively, the “Designated Courts”). Each party hereby consents and submits to the exclusive jurisdiction of the Designated Courts. No legal action, suit or proceeding with respect to this Subscription Agreement may be brought in any other forum. Each party hereby irrevocably waives all claims of immunity from jurisdiction, and any objection which such party may now or hereafter have to the laying of venue of any suit, action or proceeding in any Designated Court, including any right to object on the basis that any dispute, action, suit or proceeding brought in the Designated Courts has been brought in an improper or inconvenient forum or venue. Each of the parties also agrees that delivery of any process, summons, notice or document to a party hereof in compliance with Section 9(c) of this Subscription Agreement shall be effective service of process for any action, suit or proceeding in a Designated Court with respect to any matters to which the parties have submitted to jurisdiction as set forth above.

(t) This Subscription Agreement may only be enforced against, and any claim, action, suit or other legal proceeding based upon, arising out of, or related to this Subscription Agreement, or the negotiation, execution or performance of this Subscription Agreement, may only be brought against the entities that are expressly named as parties hereto.

(u) SPAC shall (i) on the first (1st) Business Day immediately following the date of this Subscription Agreement, issue a press release disclosing the material terms of the transactions contemplated hereby, and (ii) file with the Commission a Current Report on Form 8-K disclosing all material terms of this Subscription Agreement, the Other Delayed Funding Subscription Agreements and the transactions contemplated hereby and thereby, and the Transactions, and including as exhibits thereto, the form of this Subscription Agreement, the Advance Funding Subscription Agreements, the Ripple Party Subscription Agreements and the Series C Subscription Agreement, within the time required by the Exchange Act. From and after the issuance of such press release, SPAC represents to the Subscriber that it shall have publicly disclosed all material, non-public information regarding SPAC delivered to the Subscriber by or on behalf of SPAC or any of its officers, directors, employees or agents in connection with the transactions contemplated by this Subscription Agreement. Prior to the Closing, Subscriber shall not issue any press release or make any other similar public statement with respect to the transactions contemplated hereby without the prior written consent of SPAC and Pubco (such consent not to be unreasonably withheld or delayed). Notwithstanding anything in this Subscription Agreement to the contrary, each of SPAC and Pubco (i) shall not publicly disclose the name of Subscriber or any of its affiliates or advisers, or include the name of Subscriber or any of its affiliates or advisers in any press release, without the prior written consent of Subscriber and (ii) shall not publicly disclose the name of Subscriber or any of its affiliates or advisers, or include the name of Subscriber or any of its affiliates or advisers in any filing with the Commission or any regulatory agency or trading market, without the prior written consent of Subscriber, except (A) as required by the federal securities laws, rules or regulations, including in connection with the filing of a Registration Statement pursuant to Section 5(a), (B) to the extent such disclosure is required by other laws, rules or regulations, at the request of the staff of the Commission or regulatory agency or under the regulations of the Stock Exchange, or (C) to SPAC’s or Pubco’s lawyers, independent accountants and to other advisors and service providers who reasonably require such information in connection with the provision of services to such person, are advised of the confidential nature of such information and are obligated to keep such information

25

confidential in which case of clauses (A) through (B), SPAC or Pubco, as applicable, shall provide Subscriber with prior written notice (including by e-mail) of such permitted disclosure, and shall reasonably consult with Subscriber regarding such disclosure. Subscriber will promptly provide any information reasonably requested by SPAC or Pubco for any regulatory application or filing made or approval sought in connection with the Transactions (including filings with the Commission). To the extent that any such information is publicly disclosed pursuant to the provisions hereunder, the parties agree that no further notice or consent is required for SPAC or Pubco to further disclose such information.

(v) The obligations of Subscriber under this Subscription Agreement are several and not joint with the obligations of any Other Delayed Funding Subscriber or any other investor under the Other Delayed Funding Subscription Agreements, the Advance Funding Subscription Agreements, the Ripple Party Subscription Agreements and the Series C Subscription Agreement, and Subscriber shall not be responsible in any way for the performance of the obligations of any Other Delayed Funding Subscriber under this Subscription Agreement or any Other Delayed Funding Subscriber under the Other Delayed Funding Subscription Agreements. The decision of Subscriber to purchase Subscribed Shares pursuant to this Subscription Agreement has been made by Subscriber independently of any Other Delayed Funding Subscriber or any other investor and independently of any information, materials, statements or opinions as to the business, affairs, operations, assets, properties, liabilities, results of operations, condition (financial or otherwise) or prospects of SPAC, Pubco or any of their respective affiliates or subsidiaries which may have been made or given by any Other Delayed Funding Subscriber or investor or by any agent or employee of any Other Delayed Funding Subscriber or investor, and neither Subscriber nor any of its agents or employees shall have any liability to any Other Delayed Funding Subscriber or investor (or any other person) relating to or arising from any such information, materials, statements or opinions. Nothing contained herein or in any Other Delayed Funding Subscription Agreement, and no action taken by Subscriber or Other Delayed Funding Subscriber or other investor pursuant hereto or thereto, shall be deemed to constitute Subscriber and any Other Delayed Funding Subscribers or other investors as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that Subscriber and any Other Delayed Funding Subscribers or other investors are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by this Subscription Agreement and the Other Delayed Funding Subscription Agreements. Subscriber acknowledges that no Other Delayed Funding Subscriber has acted as agent for Subscriber in connection with making its investment hereunder and no Other Delayed Funding Subscriber will be acting as agent of Subscriber in connection with monitoring its investment in the Subscribed Shares or enforcing its rights under this Subscription Agreement. Subscriber shall be entitled to independently protect and enforce its rights, including without limitation the rights arising out of this Subscription Agreement, and it shall not be necessary for any Other Delayed Funding Subscriber or investor to be joined as an additional party in any proceeding for such purpose.

(w) The headings herein are for convenience only, do not constitute a part of this Subscription Agreement and shall not be deemed to limit or affect any of the provisions hereof. The language used in this Subscription Agreement will be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rules of strict construction will be applied against any party. Unless the context otherwise requires, (i) all references to Sections or Annexes are to Sections or Annexes contained in or attached to this Subscription Agreement, (ii) each accounting term not otherwise defined in this Subscription Agreement has the meaning assigned to it in accordance with United States generally accepted accounting principles, (iii) words in the singular or plural include the singular and plural and pronouns stated in either the masculine, the feminine or neuter gender shall include the masculine, feminine and neuter, (iv) the use of the word “including” in this Subscription Agreement shall be by way of example rather than limitation, and (v) the word “or” shall not be exclusive (i.e., unless context requires otherwise “or” shall be interpreted to mean “and/or” rather than “either/or”).

[Signature pages follow]

26

IN WITNESS WHEREOF, Pubco has accepted this Subscription Agreement as of the date first set forth above.

EVERNORTH HOLDINGS INC.

By:
Name:
Title:

Address for Notices:

Evernorth Holdings Inc.

600 Battery Street

San Francisco, CA 94111

Attention: Asheesh Birla

E-mail: asheesh@evernorth.xyz

with a copy (not to constitute notice) to:

Davis Polk & Wardwell LLP

450 Lexington Ave

New York, NY 10017

Email: dan.gibbons@davispolk.com; derek.dostal@davispolk.com

Attention: Dan Gibbons; Derek Dostal

[Signature Page to Delayed Funding Subscription Agreement]

IN WITNESS WHEREOF, the Company has accepted this Subscription Agreement as of the date first set forth above.

PATHFINDER DIGITAL ASSETS LLC

By:
Name:
Title:

Address for Notices:

Pathfinder Digital Assets LLC

600 Battery Street

San Francisco, CA 94111

Attention: Asheesh Birla

E-mail: asheesh@evernorth.xyz

with a copy (not to constitute notice) to:

Davis Polk & Wardwell LLP

450 Lexington Ave

New York, NY 10017

Email: dan.gibbons@davispolk.com; derek.dostal@davispolk.com

Attention: Dan Gibbons; Derek Dostal

[Signature Page to Delayed Funding Subscription Agreement]

IN WITNESS WHEREOF, SPAC has accepted this Subscription Agreement as of the date first set forth above.

ARMADA ACQUISITION CORP. II

By:
Name:
Title:

Address for Notices:

Armada Acquisition Corp. II

382 NE 191st St, Suite 52895

Miami, FL 33179-3899

Attention: Taryn Naidu, Chief Executive Officer

Email: taryn@arringtoncapital.com; finance@arringtoncapital.com with a copy (not to constitute notice) to:

Wilson Sonsini Goodrich & Rosati, P.C.

701 Fifth Avenue, Suite 5100

Seattle, WA 98104-7036

Attn:	Patrick Schultheis
Jeana S. Kim
Nathan Robinson
Email:	pschultheis@wsgr.com
jskim@wsgr.com
nrobinson@wsgr.com

[Signature Page to Delayed Funding Subscription Agreement]

IN WITNESS WHEREOF, Subscriber has executed or caused this Subscription Agreement to be executed by its duly authorized representative as of the date set forth below.

Name of Subscriber:	State/Country of Formation or Domicile:
By:
Name:
Title:
Name in which Subscribed Shares are to be registered (if different):	Date:

Subscriber’s EIN:
Entity Type (e.g., corporation, partnership, trust, etc.):

Business Address-Street:	Mailing Address-Street (if different):

City, State, Zip:	City, State, Zip:
Attn:	Attn:
Telephone No.:	Telephone No.:
Email for notices:	Email for notices (if different):
Number of Shares subscribed for:
Wallet address for return of XRP, if applicable (if subscribing for XRP): Form of Payment: ☐ Cash: $[●] ☐ XRP: [●] XRP

[Signature Page to Delayed Funding Subscription Agreement]

ANNEX A

WALLET ADDRESS OF PUBCO

[Omitted.]

ANNEX B

ELIGIBILITY REPRESENTATIONS OF SUBSCRIBER

This Annex B should be completed and signed by Subscriber and constitutes a part of the Subscription Agreement.

1.	QUALIFIED INSTITUTIONAL BUYER STATUS (Please check the box, if applicable)

☐	Subscriber is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) (a “QIB”)

☐	We are subscribing for the Subscribed Shares as a fiduciary or agent for one or more investor accounts, and each owner of such account is a QIB.

**OR**

2.	INSTITUTIONAL ACCREDITED INVESTOR STATUS (Please check the box, if applicable)

☐

Subscriber is an institutional “accredited investor” (within the meaning of Rule 501(a) under the Securities Act) or an entity in which all of the equity holders are accredited investors within the meaning of Rule 501(a) under the Securities Act, and has marked and initialed the appropriate box below indicating the provision under which it qualifies as an institutional “accredited investor.”

**AND**

3.	FINRA INSTITUTIONAL INVESTOR STATUS (Please check the box)

☐	Subscriber is a “institutional investor” (as defined in FINRA Rule 2111).

**AND**

4.	AFFILIATE STATUS

(Please check the applicable box)

SUBSCRIBER

☐	is:

☐	is not:

an “affiliate” (as defined in Rule 144 under the Securities Act) of SPAC, the Company or Pubco or acting on behalf of an affiliate of SPAC, the Company or Pubco.

Rule 501(a), in relevant part, states that an “accredited investor” shall mean any person who comes within any of the below listed categories, or who the issuer reasonably believes comes within any of the below listed categories, at the time of the sale of the securities to that person. Subscriber has indicated, by marking and initialing the appropriate box(es) below, the provision(s) below which apply to Subscriber and under which Subscriber accordingly qualifies as an “accredited investor.”

☐

Any bank, registered broker or dealer, insurance company, registered investment company, business development company, small business investment company, private business development company, or rural business investment company;

☐	Any investment adviser registered pursuant to section 203 of the Investment Advisers Act or registered pursuant to the laws of a state;

☐	Any investment adviser relying on the exemption from registering with the Commission under section 203(l) or (m) of the Investment Advisers Act;

☐

Any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000;

☐

Any employee benefit plan within the meaning of Title I of the Employee Retirement Income Security Act of 1974 (“ERISA”), if (i) the investment decision is made by a plan fiduciary, as defined in section 3(21) of ERISA, which is either a bank, a savings and loan association, an insurance company, or a registered investment adviser, (ii) the employee benefit plan has total assets in excess of $5,000,000 or, (iii) such plan is a self-directed plan, with investment decisions made solely by persons that are “accredited investors”;

☐

Any (i) corporation, limited liability company or partnership, (ii) Massachusetts or similar business trust, or (iii) organization described in section 501(c)(3) of the Internal Revenue Code, in each case that was not formed for the specific purpose of acquiring the securities offered and that has total assets in excess of $5,000,000;

☐

Any trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Section 230.506(b)(2)(ii) of Regulation D under the Securities Act;

☐

Any entity, other than an entity described in the categories of “accredited investors” above, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000;

☐

Any “family office,” as defined under the Investment Advisers Act that satisfies all of the following conditions: (i) with assets under management in excess of $5,000,000, (ii) that is not formed for the specific purpose of acquiring the securities offered, and (iii) whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment;

☐

Any “family client,” as defined under the Investment Advisers Act, of a family office meeting the requirements in the previous paragraph and whose prospective investment in the issuer is directed by such family office pursuant to the previous paragraph; or

☐	Any entity in which all of the equity owners are “accredited investors”.

Specify which tests:

☐	Any director, executive officer, or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

☐

Any natural person whose individual net worth, or joint net worth with that person’s spouse or spousal equivalent, exceeds $1,000,000. For purposes of calculating a natural person’s net worth: (a) the person’s primary residence shall not be included as an asset; (b) indebtedness that is secured by the person’s primary residence, up to the estimated fair market value of the primary residence at the time of the sale of securities, shall not be included as a liability (except that if the amount of such indebtedness outstanding at the time of sale of securities exceeds the amount outstanding 60 days before such time, other than as a result of the acquisition of the primary residence, the amount of such excess shall be included as a liability); and (c) indebtedness that is secured by the person’s primary residence in excess of the estimated fair market value of the primary residence at the time of the sale of securities shall be included as a liability;

☐

Any natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person’s spouse or spousal equivalent in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;

☐

Any natural person holding in good standing one or more professional certifications or designations or credentials from an accredited educational institution that the Commission has designated as qualifying an individual for accredited investor status; or

☐

Any natural person who is a “knowledgeable employee,” as defined in the Investment Company Act, of the issuer of the securities being offered or sold where the issuer would be an investment company, as defined in section 3 of such act, but for the exclusion provided by either section 3(c)(1) or section 3(c)(7) of such act.

**AND**

5.	FINRA INSTITUTIONAL ACCOUNT STATUS (Please check the box)

☐	Subscriber is an “institutional account” under FINRA Rule 4512(c).

**AND**

6.	EEA QUALIFIED INVESTOR (Please check the applicable box)

☐ Subscriber is a “qualified investor” (within the meaning of Article 2 of the EU Prospectus Regulation).

☐ Subscriber is not a resident in a member state of the European Economic Area.

**AND**

7.	UK QUALIFIED INVESTOR (Please check the applicable box)

☐ Subscriber is a “qualified investor” (within the meaning of Article 2 of the UK Prospectus Regulation) who is also (i) an investment professional falling within Article the Order; (ii) a high net worth entity falling within Article 49(2)(a) to (d) of the Order; or (iii) a person to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) in connection with the issue or sale of the Subscribed Shares may be lawfully communicated or caused to be communicated.

☐ Subscriber is not resident in the United Kingdom.

This page should be completed by Subscriber and constitutes a part of the Subscription Agreement.

SUBSCRIBER:

Print Name:

By:
Name:
Title:

ANNEX C

ACCREDITED INVESTOR QUESTIONNAIRE

Investor:

State of Residence:

Residency Address:

The following are “accredited investors” for purposes of the offering of the Subscribed Shares. Please place a checkmark in the box next to any categories that apply to you1:

[ ]	(a)	a natural person whose individual net worth,[2] or joint net worth with that person’s spouse, at the time of purchase exceeds $1,000,000;

[ ]	(b)	a natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person’s spouse in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;

[ ]	(c)	a trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a person who either alone or with his purchaser representative has such knowledge and experience in financial and business matters that he or she is capable of evaluating the merits and risks of the prospective investment, or the issuer reasonably believes immediately prior to making any sale that such purchaser comes within this definition;

[ ]	(d)	an entity in which all of the equity owners are accredited investors meeting one or more of the tests under subparagraphs (a) - (c); or

[ ]	(e)	none of the above.

[1]	Certain other categories included within the definition of “accredited investor” which are not likely to apply have been omitted.
[2]

The term “net worth” means a person’s assets minus liabilities, provided that the value of such person’s primary residence, as well as the amount of any indebtedness secured by the primary residence up to the fair market value of the primary residence, shall be excluded from the calculation of net worth. Indebtedness secured by the primary residence in excess of the value of the primary residence shall be considered a liability for purposes of determining net worth.

ANNEX D

FORM OF ASSIGNMENT

ASSIGNMENT, ASSUMPTION & JOINDER

TO

SUBSCRIPTION AGREEMENT

[●], 2025

This Assignment, Assumption & Joinder Agreement (this “Agreement”) is made as of the date written above by [●] (“Assignor”) and [●] (“Assignee”). Reference is made to that certain subscription agreement (the “Subscription Agreement”), dated as of [●], 2025, by and among, inter alios, Evernorth Holdings Inc. (“Pubco”) and Assignor. Capitalized terms used, but not defined, herein shall have the meaning ascribed to such terms in the Subscription Agreement.

1. Each of Assignee and Assignor, by their execution and delivery of this Agreement, agrees to the assignment to and assumption by Assignee of all of Assignor’s rights and benefits as the “Subscriber” or equivalent term under the Subscription Agreement and any other related documents as they apply to the “Subscriber” or equivalent term, including, for the avoidance of doubt, the right to purchase from Pubco at the Closing [all of the Shares][a portion of the shares] initially subscribed for by Assignor.

2. Assignee hereby acknowledges, agrees and confirms that, by its execution of this Agreement, Assignee shall be bound by all of the terms, obligations, provisions and conditions contained in the Subscription Agreement as they apply to the “Subscriber” thereunder and as if an original signatory thereto in such capacity.

3. Assignee hereby acknowledges, agrees and confirms that, by its execution of this Agreement, Assignee makes all of the representations and warranties of the Subscriber set forth in the Subscription Agreement as of the date hereof.

4. Assignor hereby acknowledges, agrees and confirms that, in accordance with Section 8(g) of the Subscription Agreement, Assignor shall remain liable for its obligations under the Subscription Agreement unless and until the Company, Pubco, and SPAC provide their prior written consent to relieve Assignor of such obligations, in which case Assignor shall be fully released from any and all obligations and liabilities under the Subscription Agreement, including liability for any breach by Assignee occurring after the date hereof.

5. This Agreement shall be governed by the governing law applicable to the Subscription Agreement.

6. This Agreement may be executed in two or more counterparts, each of which will be deemed an original but all of which together will constitute one and the same instrument.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the undersigned has executed this Agreement as of the date written above.

[●]

[By: [●]]

By:

Name:

Title:

ASSIGNEE:

Name of Assignee:	State/Country of Formation or Domicile: [●]

[●]

[By: [●]]

By:

Name:

Title:

Name in which Transferred Interest is to be registered (if different):	Date: [●]

Assignee’s EIN: [●]

Business Address	Mailing Address (if different):

[●]
[●]
Attn: [●]	Attn:

Telephone No.: [●]	Telephone No.:
Facsimile No.: [●]	Facsimile No.:

Number of Shares in Transferred Interest: [●]

Price Per Share: $[10.00]

Annex P

SUBSCRIPTION AGREEMENT

This SUBSCRIPTION AGREEMENT (this “Subscription Agreement”) is entered into on [●], 2025, by and among Evernorth Holdings Inc., a Nevada corporation (“Pubco”), Pathfinder Digital Assets LLC, a Delaware limited liability company (the “Company”), Armada Acquisition Corp. II, a Cayman Islands exempted company (“SPAC”), and the undersigned subscriber (“Subscriber”).

WHEREAS, on or about the date hereof, (a) SPAC, (b) Pubco, (c) Evernorth Corporate Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Pubco (“SPAC Merger Sub”), (d) Evernorth Company Merger Sub LLC, a Delaware limited liability company and a wholly owned subsidiary of Pubco (“Company Merger Sub”), (e) the Company, and (f) Ripple Labs Inc., a Delaware corporation (“Ripple”), entered into a business combination agreement (as amended, modified, supplemented or waived from time to time, the “BCA”);

WHEREAS, prior to the date of the Transaction Closing (as defined below) (the “Completion Date”), on the terms and subject to the conditions set forth in the BCA, SPAC will change its jurisdiction of incorporation such that it becomes a corporation organized under the laws of the State of Delaware (the “SPAC Domestication”);

WHEREAS, pursuant to and in accordance with the BCA, (a) Company Merger Sub will merge with and into the Company, with the Company continuing as the surviving company (the “Company Merger”), and with Ripple receiving one share of Class A common stock, par value $0.001 per share, of Pubco (“Pubco Class A Common Stock”) for each unit of the Company (each, a “Company Unit”) held by Ripple and exchanged subject to certain limitations on the initial holdings of Ripple and certain related entities included in the BCA, and (b) simultaneously with the Company Merger, SPAC Merger Sub will merge with and into SPAC, with SPAC continuing as the surviving entity (the “SPAC Merger” and, together with the Company Merger, the “Mergers” and, together with the other transactions contemplated by the BCA, the “Transactions”), with (x) shareholders of SPAC receiving one share of Pubco Class A Common Stock for each Class A ordinary share, par value $0.0001 per share, of SPAC (the “SPAC Class A Common Shares”) held by such shareholder, and (y) warrantholders of SPAC receiving one warrant to purchase Pubco Class A Common Stock for each warrant to purchase SPAC Class A Common Shares par value $0.0001, of SPAC held by such warrantholders, and upon the Transaction Closing, Pubco will become a publicly traded company, all upon the terms and subject to the conditions set forth in the BCA;

WHEREAS, in connection with the Transactions, Subscriber desires to subscribe for and purchase from Pubco, on the date hereof, (i) a number of shares of Pubco Class A Common Stock (the “Shares”) at a price of $10.00 per Share (the “Per Equity Interest Price”), and (ii) a number of Company Units (together with the Shares, the “Equity Interests”), with the Company Units having the rights, privileges and preferences set out in that certain Amended and Restated Limited Liability Company Agreement of the Company, dated as of the Completion Date (as amended, modified, or supplemented from time to time, including pursuant to any joinder agreements executed in accordance therewith, the “LLC Agreement”) at the Per Equity Interest Price, in each case payable in cash or by contribution of XRP in accordance with the terms of this Agreement, and Pubco desires to issue to Subscriber such Equity Interests at the Transaction Closing (as defined below) in consideration of the payment or contribution of the Subscription Price (as defined below) by or on behalf of Subscriber to Pubco;

WHEREAS, on or about the date of this Subscription Agreement, SPAC, the Company and Pubco are entering into subscription agreements (the “Other Ripple Party Subscription Agreements” and, together with this Subscription Agreement, the “Ripple Party Subscription Agreements”) with certain other investors (the “Other Ripple Party Subscribers” and together with Subscriber, the “Ripple Party Subscribers”), pursuant to which the Other Ripple Party Subscribers have agreed to subscribe for and purchase Equity Interests at the Per Equity

Interest Price (such equity interests of the Other Ripple Party Subscribers, the “Other Ripple Party Subscribed Equity Interests” and, together with the Subscribed Equity Interests (as defined below), the “Aggregate Ripple Party Equity Interests”);

WHEREAS, on or about the date of this Subscription Agreement, SPAC, the Company and Pubco are entering into delayed funding subscription agreements (the “Delayed Funding Subscription Agreements”) with certain other investors (the “Delayed Funding Subscribers”), pursuant to which the Delayed Funding Subscribers have agreed to subscribe for and purchase Pubco Class A Common Stock in accordance with such Delayed Funding Subscription Agreements;

WHEREAS, on or about the date of this Subscription Agreement, SPAC, the Company and Pubco are entering into advance funding subscription agreements (the “Advance Funding Subscription Agreements”) with certain other investors (the “Advance Funding Subscribers”), pursuant to which the Advance Funding Subscribers have agreed to subscribe for and purchase Pubco Class A Common Stock in accordance with such Advance Funding Subscription Agreements;

WHEREAS, on or about the date of this Subscription Agreement, SPAC, the Company and Pubco are entering into a subscription agreement (the “Series C Subscription Agreement”) with Arrington XRP Capital Fund, LP, a Delaware limited partnership (the “Series C Subscriber” and, together with the Advance Funding Susbcribers, the Delayed Funding Subscribers and the Ripple Party Subscribers, the “Other Subscribers”), pursuant to which such Series C Subscriber has agreed to subscribe for and purchase a number of shares of Pubco Class A Common Stock and a number of shares of Class C common stock, par value $0.001 per share, of Pubco (the “Pubco Class C Common Stock”), in accordance with such Series C Subscription Agreement;

WHEREAS, as a condition to the Subscription (as defined below), Subscriber has agreed that it shall be restricted from offering, selling, contracting to sell, pledging or otherwise disposing of any of the Subscribed Equity Interests (as defined below) issued to it in connection with the Subscription pursuant to an agreement entered into concurrently with the Transaction Closing between Pubco and Subscriber in substantially the form set forth in Exhibit A hereto (the “Lock-Up Agreement”);

WHEREAS, the parties hereto intend that (i) the contributions of cash or XRP to Pubco (including through the release of any custody account or wallet holding cash or XRP as provided herein) in accordance with the terms of this Agreement in exchange for the subscription and purchase of the Shares by the Subscriber, taken together with (i) the contributions of cash or XRP to Pubco in exchange for the subscription of the Shares by any Other Subscribers pursuant to the terms of the applicable Subscription Agreements and each such subscriber and (ii) the Mergers, collectively, are undertaken pursuant to an integrated plan and constitute a single integrated transaction and will be treated for U.S. federal and applicable state and local income tax purposes as exchanges to which Section 351(a) of the Internal Revenue Code of 1986, as amended (the “Code”) (and, as applicable, Section 351(b) or Section 357(c) of the Code) apply, and (ii) the contributions of cash or XRP to the Company (including through the release of any custody account or wallet holding cash or XRP as provided herein) in accordance with the terms of this Agreement in exchange for the subscription and purchase of the Company Units by the Subscriber will be treated as a contribution with respect to which no gain or loss is recognized under Section 721(a) of the Code.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants, and subject to the conditions herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

Section 1. Subscription and Subscription Funding. Subject to the terms and conditions hereof, Subscriber hereby irrevocably agrees to subscribe for and purchase from Pubco and the Company, as applicable, and each of Pubco and the Company, as applicable hereby agrees to issue to Subscriber on the Completion Date, upon release

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of the Custody XRP (as defined below) from the XRP Custody Wallet (as defined below) as prior payment or contribution of the Subscription Price (as defined below) by or on behalf of Subscriber to each of Pubco and the Company, the Subscribed Shares (as defined below) and the Subscribed Units (as defined below), respectively, at the Transaction Closing (such subscription, the “Subscription”).

(a) Upon execution of this Subscription Agreement, Subscriber shall become obligated to pay or cause to be paid the respective Subscription Price to each of Pubco and the Company in accordance with Section 1(b) and Section 1(c) below (the “Subscription Funding”), and Pubco and the Company, as applicable shall become obligated to issue the Subscribed Shares and the Subscribed Units, respectively, to Subscriber at the Transaction Closing, it being understood that the Subscribed Equity Interests shall be allocated as between Shares and Company Units as follows:

(i) (A) Pubco will issue to Subscriber the number of Shares (the “Subscribed Shares”) that would result in the Ripple Group Holders (as defined below) collectively owning, immediately after the Transaction Closing and the other related transactions (including the issuance of any shares of Pubco Class A Common Stock to the Other Subscribers), a number of Shares that would cause such Ripple Group Holders to be the beneficial owners (as defined in Rule 13d-3 or 13d-5 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or any successor statute or regulation) of capital stock of Pubco such that the Ripple Group Ownership Percentage (as defined below) equals 9.9% (the “Ripple Group Maximum Percentage”), and (B) the Company will issue to Subscriber the number of Company Units (the “Subscribed Units”) that is equal to the number of Subscribed Equity Interests minus the number of Subscribed Shares. The aggregate number of Subscribed Equity Interests issued to Subscriber and the aggregate Subscription Price shall not change as a result of such allocation, and the Per Equity Interest Price shall be identical for the Subscribed Shares and the Subscribed Units.

(ii) For purposes of Section 1(a)(i):

(1) “Outstanding Voting Shares” means, at any given time, the aggregate number of shares of Class A Common Stock and Class B Common Stock then outstanding;

(2) “Pubco Class B Common Stock” means the Class B common stock, par value $0.001 per share, of Pubco;

(3) “Pubco Common Stock” means all classes and series of common stock of Pubco, including the Class A Common Stock, Class B Common Stock and Class C Common Stock.

(4) “Pubco Preferred Stock” means the preferred stock, par value $0.001 per share, of Pubco;

(5) “Ripple Group Holders” means Ripple, the Subscriber and any other holders of Pubco Common Stock, Pubco Preferred Stock or Company Units who are collectively deemed to form a “group” as defined in Section 13(d) of the Exchange Act; and

(6) “Ripple Group Ownership Percentage” means the quotient of (x) the number of shares of Pubco Class A Common Stock and Pubco Class B Common Stock beneficially held by the Ripple Group Holders and (y) the Outstanding Voting Shares.

(b) The Subscription Price shall be paid in either cash or XRP, at the Subscriber’s sole election, in such amounts as indicated in Subscriber’s signature page of this Subscription Agreement. For purposes of this Agreement:

(i) “Initial Subscribed Equity Interests” means such number of Equity Interests equal to the quotient of (i) the Subscription Price and (ii) the Per Equity Interest Price.

(ii) “Signing Date XRP Token VWAP” means the volume-weighted average price (“VWAP”) of XRP denominated in USD as quoted on the “CME CF XRP-Dollar Reference Rate—New York Variant” benchmark (with the reference ticker XRPUSD_NY) at 4:00 p.m. New York City time on the day immediately preceding the date on which the BCA is signed (such signing date, the “BCA Signing Date”).

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(iii) “Subscribed Equity Interests” means such number of Equity Interests equal to (i) the Initial Subscribed Equity Interests plus (ii) any Adjustment Equity Interests (as defined below) issuable to the Subscriber in accordance with Section 3 hereof.

(iv) “Subscription Price” means (A) if Subscriber elects to subscribe for the Equity Interests with cash, the amount of cash as is set forth on the signature page hereto or (B) if Subscriber elects to subscribe for the Equity Interests with XRP, such amount (in USD) equal to the product of (x) the amount of XRP as is set forth on the signature page hereto (the “XRP Amount”) and (y) the Signing Date XRP Token VWAP.

(c) On or within four (4) Business Days following the date of this Agreement, Subscriber shall deliver:

(i) if Subscriber is delivering the Subscription Price in cash, an amount equal to the total Subscription Price, in such amount as indicated in Subscriber’s signature page to this Subscription Agreement (the “Transferred Funds”) by wire transfer of immediately available funds in U.S. dollars to the bank account specified on Annex A hereto (the “Cash Custody Account”) maintained pursuant to an account arrangement between Pubco and Silicon Valley Bank (“Cash Custodian”); and

(ii) if Subscriber is delivering the Subscription Price in XRP, the XRP Amount, free and clear of any liens, encumbrances or other restrictions, via transfer of the XRP Amount to an unencumbered XRP custody wallet maintained by BitGo Trust Company, Inc. (the “XRP Custodian”) or one of its affiliates at the address specified in Annex B hereto (the “XRP Custody Wallet”).

For the purposes of this Subscription Agreement, “Business Day” means a day, other than a Saturday, Sunday or other day on which commercial banks in New York City (New York) are not open for a full business day for the general transaction of business.

(d) On or following the date of this Agreement, Subscriber shall deliver to Pubco and the Company:

(i) a duly executed LLC Agreement in the form attached hereto as Annex F, pursuant to which Subscriber shall accept all the rights, duties, and obligations set forth in the LLC Agreement and become a member of the Company, in each case as of the Completion Date;

(ii) a duly completed and executed Internal Revenue Service Form W-9 or appropriate Form W-8; and

(iii) such information as is reasonably requested by Pubco in order for Pubco and/or the Company to issue the Subscribed Equity Interests to Subscriber.

(e) On or prior to the date hereof, Pubco and/or the Company shall enter into agreements with the Cash Custodian and the XRP Custodian or, in each case, agreements with one of their respective affiliates or other third-party liquidity providers and prime brokers (the “Liquidity Providers”) as necessary, for providing for the custody and purchase of XRP. Within ten (10) Business Days of the date hereof (the “Funding Period”), Pubco will instruct, on behalf of the Ripple Party Subscribers, the Cash Custodian to transfer all of the Transferred Funds (and any interest accrued thereon) from the Cash Custody Account to the XRP Custodian, to be held in escrow for the benefit of the Ripple Party Subscribers through the Completion Date (the “XRP Funds”). For the avoidance of doubt, Pubco may instruct, on behalf of the Ripple Party Subscribers, such Transferred Funds (and any interest accrued thereon) to be transferred to the XRP Custodian or any such Liquidity Provider immediately upon receipt of any amount of such funds from Subscriber or any Other Subscribers at any time during the Funding Period. Promptly upon receipt of any amount of such XRP Funds and within the Funding Period, Pubco and/or the Company shall instruct, on behalf of the Ripple Party Subscribers, the XRP Custodian or the Liquidity Providers as the case may require, to use the XRP Funds to purchase XRP on

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behalf of the Ripple Party Subscribers (the “Purchased XRP”, together with the aggregate XRP Amount paid by all Subscribers subscribing in XRP, the “Custody XRP”) at the then-prevailing spot market price of XRP at the time of execution of the trade(s), which shall be disclosed to Pubco in advance. The Custody XRP shall be held in escrow in the XRP Custody Wallet in the name of Pubco but for the benefit of the Advance Funding Subscribers, for which the XRP Custodian or one of its affiliates serves as the XRP Custodian. Pubco and/or the Company shall cause the XRP Custodian and the Liquidity Providers to provide prompt written confirmation to Pubco and/or the Company upon completion of all XRP purchases, including details of the amount of the Purchased XRP, the execution price(s), and any fees incurred. Pubco shall notify Subscriber of the VWAP of all Purchased XRP as promptly as reasonably practicable following execution of the applicable trades.

(f) The obligations of Subscriber to consummate, or cause to be consummated, the transactions contemplated by this Subscription Agreement (including the Subscription Funding) are subject to the satisfaction or waiver by Subscriber of the additional condition that, on the date hereof, no Other Ripple Party Subscription Agreement (or other agreements or understandings (including side letters) entered into in connection therewith or in connection with the sale of the Other Ripple Party Subscribed Equity Interests) shall have been amended, modified or waived in any manner that benefits any Other Ripple Party Subscriber unless the Subscriber shall have been offered in writing the same benefits (other than terms particular to the legal or regulatory requirements of such Other Ripple Party Subscriber or its affiliates or related persons).

Section 2. Transaction Closing and Release of Custody XRP.

(a) If the Transaction Closing occurs then, on the Completion Date, (i) Pubco shall deliver a written instruction to the XRP Custodian noting the requirement for the release of the Custody XRP and shall provide the XRP Custodian with the names of the Authorized Persons; (ii) upon receipt by the XRP Custodian of the required authorization by the Authorized Persons, the Custody XRP will be released from the XRP Custody Wallet and transferred to a digital asset wallet accounts designated in writing by Pubco and the Company, as applicable; and (iii) upon such release of Custody XRP, (A) Pubco shall deliver to Subscriber the Subscribed Shares in book-entry form, free and clear of any liens, encumbrances or other restrictions (other than those arising under state or federal securities laws), in the name of Subscriber and (B) the Company shall update the Company’s books and records to reflect the admission of Subscriber as a member holding such number of Subscribed Units as described herein and a capital contribution under the LLC Agreement by Subscriber in the amount of the Subscription Price paid in respect of the Subscribed Units. As promptly as practicable after the closing of the Transactions (the “Transaction Closing”), each of Pubco and the Company shall deliver to each Subscriber evidence from Pubco’s transfer agent and/or from the Company’s books and records, as applicable, of the issuance to Subscriber of the Subscribed Equity Interests (with respect to the Subscribed Shares, in book entry form) on and as of the Completion Date.

(b) No fractional Equity Interests will be issued. In determining such number of Subscribed Equity Interests to be issued, such number shall be rounded down to the nearest whole share in the case of any resulting fractional number of Equity Interests.

(c) The Subscribed Equity Interests shall contain a legend in substantially the following form:

“THIS SECURITY HAS BEEN ACQUIRED FOR INVESTMENT AND WITHOUT A VIEW TO DISTRIBUTION AND HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR UNDER STATE SECURITIES LAWS. NO TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION OR OTHER DISPOSITION OF THIS SECURITY OR ANY INTEREST OR PARTICIPATION THEREIN MAY BE MADE EXCEPT (A) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR (B) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS AND, IN THE CASE OF CLAUSE (B), UNLESS THE ISSUER RECEIVES AN OPINION OF COUNSEL IN FORM AND SUBSTANCE SATISFACTORY TO THE ISSUER TO THE EFFECT THAT REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS. IN ADDITION, ANY SUCH TRANSFER OR OTHER DISPOSITION IS

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SUBJECT TO THE CONDITIONS CONTAINED IN A SUBSCRIPTION AGREEMENT, DATED [●], 2025. A COPY OF SUCH CONDITIONS WILL BE PROVIDED TO THE HOLDER HEREOF UPON REQUEST.”

(d) In the event that the Transaction Closing does not occur on or prior to the Outside Date (as defined in the BCA), unless otherwise agreed to in writing by Pubco, the Company, SPAC and Subscriber, Pubco (or Pubco’s designee) shall promptly (but in no event later than three (3) Business Days after the Outside Date) cause to be returned Subscriber’s pro rata portion (taking into account the Subscription Price paid by Subscriber and the corresponding subscription price paid by all Other Ripple Party Subscribers, the Advance Funding Subscribers and the Series C Subscriber) of (i) the Custody XRP (the “Liquidation XRP Portion”) and (ii) any Transferred Funds in the Cash Custody Account to Subscriber. Subscriber shall have the option to elect to receive the Liquidation XRP Portion either in cash or in XRP. To the extent Subscriber elects to receive the Liquidation XRP Portion in cash, Pubco, acting as agent of the Subscriber, will sell (or cause to be sold) Subscriber’s Liquidation XRP Portion at then-prevailing market prices and remit (i) the proceeds of such sale and (ii) any Transferred Funds in the Cash Custody Account to Subscriber by wire transfer in immediately available funds to the account specified by Subscriber. To the extent Subscriber elects to receive the Liquidation XRP Portion in XRP, Pubco will cause to be delivered Subscriber’s Liquidation XRP Portion to Subscriber at the wallet address specified by Subscriber in the signature page hereto. For the avoidance of doubt, the parties intend that the cash held in the Cash Custody Account (to the extent such Ripple Party Subscribers fund their subscriptions in cash) and all XRP held in the XRP Custody Wallet be beneficially owned by the Ripple Party Subscribers, the Advance Funding Subscribers and the Series C Subscriber until such time as any such XRP is released to Pubco upon the Transaction Closing or returned to the Ripple Party Subscribers, the Advance Funding Subscribers and the Series C Subscriber.

(e) Subject to Section 2(d):

(i) until the Completion Date, the Company and Pubco covenant that the Custody XRP shall not be sold, transferred, pledged, hypothecated, or otherwise used as collateral to secure any indebtedness or obligation, and shall remain free and clear of all liens, charges, and encumbrances; and

(ii) the Custody XRP may not be released from the XRP Custody Wallet until (i) the earlier of either the (A) Completion Date or (B) termination of the BCA in accordance with its terms and (ii) such release has been authorized by the Authorized Persons (as defined below) designated by Pubco and SPAC to the XRP Custodian.

(f) The Company and SPAC must jointly authorize the release of the Custody XRP from the XRP Custody Wallet in accordance with this Section 2(f) through any of their respective authorized representatives (such representatives, the “Authorized Persons”). Any individual designated as an Authorized Person who is convicted of, or admits to, a “bad actor” disqualifying event described in Rule 506(d)(1)(i)-(viii) of the Securities Act (a “Disqualification Event”) shall be automatically removed and shall no longer serve as an Authorized Person. Upon becoming aware of any Disqualification Event affecting one its Authorized Persons, the applicable party shall promptly deliver written notice to the other party and to the XRP Custodian, which notice shall identify the Authorized Person to be removed and the name and contact information of the replacement Authorized Person.

(g) Pubco, the Company, SPAC and Subscriber acknowledge and agree that, for U.S. federal and applicable state, local and non-U.S. income tax purposes: (i)(A) the Subscription for the Subscribed Shares (in the event Subscriber’s Liquidation XRP Portion is not returned pursuant to Section 2(d) and Subscriber participates in the Transaction Closing), (B) any other subscriptions of Shares effected pursuant to the Ripple Party Subscription Agreements, the Advance Funding Subscription Agreements, the Delayed Funding Subscription Agreements and the Series C Subscription Agreement and (C) the Mergers, taken together, are undertaken pursuant to an integrated plan and constitute a single, integrated transaction among the parties and are intended to be treated for U.S. federal and applicable state and local income tax purposes as exchanges to which Section 351(a) (and, as applicable, Section 351(b) or Section 357(c) of the Code) apply; (ii)(A) the Subscription for the Subscribed Units (in the event Subscriber’s Liquidation XRP Portion is not returned pursuant to

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Section 2(d) and Subscriber participates in the Transaction Closing) and (B) any subscription of Company Units contemplated by the Other Ripple Party Subscription Agreements will each be treated as a contribution with respect to which no gain or loss is recognized under Section 721(a) of the Code; (iii) the Subscriber is intended to be treated as the owner of Subscriber’s portion of any cash in the Cash Custody Account and/or Custody XRP in the Custody XRP Wallet until the occurrence of either (A) the Transaction Closing (in which case such portion is intended to be treated as transferred from the Subscriber to Pubco or the Company, as the case may be, with the Subscription being treated at such time as set forth in Section 2(g)(i)(A) or Section 2(g)(ii), as applicable) or (B) the return to the Subscriber of the Liquidation XRP Portion (in which case Subscriber is intended to be treated as continuing to own such portion) and (iv) any income (or gain or loss) with respect to or resulting from the cash or XRP (or conversion of XRP into cash) treated as owned by the Subscriber pursuant to the foregoing clause (iii) shall be allocated (and reported to), and taken into account by, the Subscriber (clauses (i)-(iv), the “Intended Tax Treatment”). Pubco, the Company, SPAC and Subscriber agree to file, or cause to be filed, all income and withholding tax returns in a manner consistent with, and not to take any income or withholding tax position that is inconsistent with, the Intended Tax Treatment unless required by a determination within the meaning of Section 1313(a) of the Code.

Section 3. Closing Adjustment. Immediately prior to the Transaction Closing, for purposes of determining the number of Subscribed Equity Interests, Pubco shall calculate the number of Adjustment Equity Interests issuable to the Subscriber. For purposes of this Agreement, if the Closing Date XRP Token VWAP (as defined below) is greater than the Signing Date XRP Token VWAP, “Adjustment Equity Interests” shall mean such number of Equity Interests equal to the product of (i) the number of Initial Subscribed Equity Interests issuable to such Subscriber and (ii) the difference between (1) the quotient of the Closing Date XRP Token VWAP and the Signing Date XRP Token VWAP and (2) one. For the avoidance of doubt, if the Closing Date XRP Token VWAP is less than or equal to the Signing Date XRP Token VWAP, the number of Adjustment Equity Interests shall equal zero. For purposes of this Agreement, “Closing Date XRP Token VWAP” means the VWAP of XRP denominated in USD as calculated using the CME CF Cryptocurrency benchmark over the seventy-two hour period ending at 5:00 pm New York City time on the date immediately prior to the Completion Date. For the avoidance of doubt, no fractional Adjustment Equity Interests shall be issued, and any fractional Adjustment Equity Interest otherwise issuable shall be rounded down to the nearest whole share.

Section 4. SPAC, Pubco and Company Representations and Warranties. Each of (i) SPAC, solely with respect to the representations and warranties set forth below relating to SPAC, (ii) Pubco, solely with respect to the representations and warranties set forth below relating to Pubco, and (iii) the Company, solely with respect to the representations and warranties set forth below relating to the Company, represents and warrants to Subscriber as of the date hereof, that:

(a) SPAC (i) is validly existing and in good standing under the laws of its jurisdiction of incorporation, (ii) has the requisite corporate power and authority to own, lease and operate its properties, to carry on its business as it is now being conducted and to enter into and perform its obligations under this Subscription Agreement, and (iii) is duly licensed or qualified to conduct its business and, if applicable, is in good standing under the laws of each jurisdiction (other than its jurisdiction of incorporation) in which the conduct of its business or the ownership of its properties or assets requires such license or qualification, except, with respect to the foregoing clause (iii), where the failure to be in good standing would not reasonably be expected to have a SPAC Material Adverse Effect. For purposes of this Subscription Agreement, a “SPAC Material Adverse Effect” means an event, change, development, occurrence, condition or effect with respect to SPAC that, individually or in the aggregate, would reasonably be expected to have a material adverse effect on SPAC’s ability to consummate the transactions contemplated by this Subscription Agreement.

(b) Pubco (i) is validly existing under the laws of the State of Nevada, (ii) has the requisite corporate power and authority to own, lease and operate its properties and to conduct its business as it is now being conducted, and (iii) is duly licensed or qualified and in good standing (to the extent applicable) in all jurisdictions in which its ownership of property or character of its activities is such as to require it to be so licensed or qualified, except, with respect to the foregoing clause (iii), where the failure to be so licensed or

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qualified has not and would not, individually or in the aggregate, reasonably be expected to have a Pubco Material Adverse Effect. For purposes of this Subscription Agreement, a “Pubco Material Adverse Effect” means an event, change, development, occurrence, condition or effect with respect to Pubco that, individually or in the aggregate, would reasonably be expected to have a material adverse effect on Pubco’s ability to consummate the transactions contemplated by this Subscription Agreement.

(c) The Company (i) is validly existing under the laws of the State of Delaware, (ii) has the requisite limited liability company power and authority to own, lease and operate its properties and to conduct its business as it is now being conducted, and (iii) is duly licensed or qualified and in good standing (to the extent applicable) in all jurisdictions in which its ownership of property or character of its activities is such as to require it to be so licensed or qualified, except, with respect to the foregoing clause (iii), where the failure to be so licensed or qualified has not and would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. For purposes of this Subscription Agreement, a “Company Material Adverse Effect” means an event, change, development, occurrence, condition or effect with respect to the Company that, individually or in the aggregate, would reasonably be expected to have a material adverse effect on the Company’s ability to consummate the transactions contemplated by this Subscription Agreement. The Company’s sole assets are XRP and cash paid in respect of the Subscription Price, which cash shall be used to purchase XRP in accordance with the terms of this Agreement.

(d) The issuance and sale of the Subscribed Equity Interests, when issued pursuant to this Subscription Agreement (subject to the receipt of the Subscription Price in accordance with the terms of this Subscription Agreement and, with respect to the Subscribed Shares, registration with Pubco’s transfer agent), will have been duly authorized by each of Pubco and the Company and, when issued and delivered to Subscriber (or its nominee in accordance with the Subscriber’s delivery instructions), will be validly issued, fully paid and free and clear of all liens or other restrictions (other than those arising under this Subscription Agreement or the BCA, Pubco’s amended and restated articles of incorporation, bylaws or other similar organizational documents (the “Pubco Organizational Documents”), the Company’s organizational documents, including the LLC Agreement (the “Company Organizational Documents”), or applicable securities laws), and will not have been issued in violation of, or subject to, any preemptive or similar rights created under the Pubco Organizational Documents (as in effect at such time of issuance) or under Chapter 78 of the Nevada Revised Statutes, or under the Company Organizational Documents (as in effect at such time of issuance) or under the Delaware Limited Liability Company Act, respectively.

(e) This Subscription Agreement has been duly authorized, validly executed and delivered by SPAC, Pubco and the Company, and assuming the due authorization, execution and delivery of the same by Subscriber, this Subscription Agreement constitutes the valid and legally binding obligation of SPAC, Pubco and the Company, enforceable against each of them in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors generally and by the availability of equitable remedies (collectively, the “Enforceability Exceptions”).

(f) Assuming the accuracy of the representations and warranties of Subscriber set forth in Section 5, the execution and delivery of this Subscription Agreement by SPAC, the compliance by SPAC with all of the provisions of this Subscription Agreement applicable to SPAC and the consummation of the transactions contemplated herein will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of SPAC pursuant to the terms of any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which SPAC is a party or by which SPAC is bound or to which any of the property or assets of SPAC is subject, (ii) conflict with or violate any provision of, or result in the breach of, SPAC’s amended and restated memorandum and articles of association (the “SPAC Organizational Documents”), or (iii) conflict with or result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental authority with competent jurisdiction over SPAC or any of its properties except, in the case of clauses (i) and (iii), for such violations, conflicts, breaches, defaults or liens, charges or encumbrances which would not, individually or in the aggregate, reasonably be expected to have a SPAC Material Adverse Effect.

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(g) Assuming the accuracy of the representations and warranties of Subscriber set forth in Section 5, the execution and delivery of this Subscription Agreement, the issuance of the Subscribed Shares hereunder, the compliance by Pubco with all of the provisions of this Subscription Agreement applicable to Pubco and the consummation of the transactions contemplated herein will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of Pubco pursuant to the terms of any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which Pubco is a party or by which Pubco is bound or to which any of the property or assets of Pubco is subject, (ii) conflict with or violate any provision of, or result in the breach of, the Pubco Organizational Documents, or (iii) conflict with or result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental authority with competent jurisdiction over Pubco or any of its properties except, in the case of clauses (i) and (iii), for such violations, conflicts, breaches, defaults or liens, charges or encumbrances which would not, individually or in the aggregate, reasonably be expected to have a Pubco Material Adverse Effect.

(h) Assuming the accuracy of the representations and warranties of Subscriber set forth in Section 5, the execution and delivery of this Subscription Agreement, the issuance of the Subscribed Units hereunder, the compliance by the Company with all of the provisions of this Subscription Agreement applicable to the Company and the consummation of the transactions contemplated herein will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of the Company pursuant to the terms of any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which the Company is a party or by which the Company is bound or to which any of the property or assets of the Company is subject, (ii) conflict with or violate any provision of, or result in the breach of, the Company Organizational Documents, or (iii) conflict with or result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental authority with competent jurisdiction over the Company or any of its properties except, in the case of clauses (i) and (iii), for such violations, conflicts, breaches, defaults or liens, charges or encumbrances which would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(i) Assuming the accuracy of the representations and warranties of Subscriber set forth in Section 5, none of SPAC, Pubco or the Company is required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or governmental authority with competent jurisdiction, self-regulatory organization (including any stock exchange on which the Pubco Class A Common Stock will be listed (the “Stock Exchange”)) or other person in connection with the execution, delivery and performance of this Subscription Agreement, other than (i) filings required by applicable state securities laws, (ii) the filing of the Registration Statement (as defined below) pursuant to Section 6, (iii) filings required by the Securities Act of 1933, as amended (the “Securities Act”), the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules of the United States Securities and Exchange Commission (the “Commission”), including the registration statement on Form S-4 with respect to the Transactions and the proxy statement/prospectus included therein, (iv) filings required by the Stock Exchange, including with respect to obtaining SPAC shareholder approval of the Transactions and the listing of Pubco Class A Common Stock, (v) filings required to consummate the Transactions as provided under the BCA, (vi) filings in connection with or as a result of any publicly available written guidance, comments, requirements or requests of the SEC staff under the Securities Act (the “SEC Guidance”), (vii) filings in connection with the SPAC Domestication, and (viii) those the failure of which to obtain would not reasonably be expected to have a SPAC Material Adverse Effect, a Pubco Material Adverse Effect or a Company Material Adverse Effect, as applicable.

(j) Except for such matters as have not had and would not reasonably be expected to have a Pubco Material Adverse Effect, there is no (i) suit, action, proceeding or arbitration before a governmental authority or arbitrator with competent jurisdiction pending, or, to the knowledge of Pubco, threatened in writing against Pubco or (ii) judgment, decree, injunction, ruling or order of any governmental authority or arbitrator with competent jurisdiction outstanding against Pubco.

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(k) Except for such matters as have not had and would not reasonably be expected to have a Company Material Adverse Effect, there is no (i) suit, action, proceeding or arbitration before a governmental authority or arbitrator with competent jurisdiction pending, or, to the knowledge of the Company, threatened in writing against the Company or (ii) judgment, decree, injunction, ruling or order of any governmental authority or arbitrator with competent jurisdiction outstanding against the Company.

(l) Assuming the accuracy of Subscriber’s representations and warranties set forth in Section 5, no registration under the Securities Act or any state securities (or Blue Sky) laws is required for the offer and sale of the Subscribed Equity Interests by each of Pubco and the Company to Subscriber.

(m) None of Pubco, the Company or any person acting on their behalf of has engaged or will engage in any form of general solicitation or general advertising (within the meaning of Regulation D) in connection with the offer or sale of the Subscribed Equity Interests. The Subscribed Equity Interests are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act or any state securities laws. None of Pubco, the Company or any person acting on their behalf has, directly or indirectly, at any time within the past thirty (30) calendar days, (i) made any offer or sale of any security or solicitation of any offer to buy any security under circumstances that would eliminate the availability of the exemption from registration under Section 4(a)(2) of the Securities Act in connection with the offer and sale of the Subscribed Equity Interests as contemplated hereby or the Other Ripple Party Subscribed Equity Interests as contemplated by the Other Ripple Party Subscription Agreements, or (ii) offered or sold any securities that would reasonably be expected to subject the offer, issuance or sale of the Subscribed Equity Interests or the Other Ripple Party Subscribed Equity Interests, as contemplated hereby, to the registration provisions of the Securities Act.

(n) SPAC is in compliance in all material respects with, and has not received any written communication from, a governmental authority with competent jurisdiction that alleges that SPAC is not in compliance in all material respects with, or is in default or violation of, the applicable provisions of (i) the Securities Act and the Exchange Act, (ii) the rules and regulations of the Commission, and (iii) the rules of the Stock Exchange, except, in each case, where such non-compliance, default, or violation would not, individually or in the aggregate, reasonably be expected to have a SPAC Material Adverse Effect. For the avoidance of doubt, this representation and warranty shall not apply to the extent any of the foregoing matters arise from or relate to the SEC Guidance.

(o) Pubco is in compliance in all material respects with, and has not received any written communication from, a governmental authority with competent jurisdiction that alleges that Pubco is not in compliance in all material respects with, or is in default or violation of, the applicable provisions of (i) the Securities Act and the Exchange Act, (ii) the rules and regulations of the Commission, and (iii) the rules of the Stock Exchange, except, in each case, where such non-compliance, default, or violation would not, individually or in the aggregate, reasonably be expected to have a Pubco Material Adverse Effect. For the avoidance of doubt, this representation and warranty shall not apply to the extent any of the foregoing matters arise from or relate to the SEC Guidance.

(p) The Company is in compliance in all material respects with, and has not received any written communication from a governmental authority with competent jurisdiction that alleges that the Company is not in compliance in all material respects with, or is in default or violation of, any applicable provisions of (i) the Securities Act and the Exchange Act, (ii) the rules and regulations of the Commission, and (iii) any applicable rules of the Stock Exchange, except, in each case, where such non-compliance, default, or violation would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. For the avoidance of doubt, this representation and warranty shall not apply to the extent any of the foregoing matters arise from or relate to the SEC Guidance.

(q) Upon the Transaction Closing, the Pubco Class A Common Stock will be registered pursuant to Section 12(b) of the Exchange Act and will be listed for trading on the Stock Exchange, and the Pubco Class A Common Stock will be approved for listing on the Stock Exchange or another national securities exchange, subject to official notice of issuance.

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(r) No broker or finder is entitled to any brokerage or finder’s fee or commission solely in connection with the sale of the Subscribed Equity Interests to Subscriber.

(s) When issued, all issued and outstanding Pubco Class A Common Stock and Company Units will have been duly authorized and validly issued, will be fully paid and non-assessable and will not be subject to preemptive or similar rights. Other than the subsidiaries of Pubco to be formed after the date hereof pursuant to the BCA, neither Pubco nor the Company has no subsidiaries and does not own, directly or indirectly, interests or investments (whether equity or debt) in any person, whether incorporated or unincorporated. There are no shareholder agreements, voting trusts or other agreements or understandings to which Pubco or the Company is a party or by which either of them is bound relating to the voting of any Pubco Class A Common Stock, Pubco Class B Common Stock, Company Units or other equity interests in Pubco or the Company, other than as contemplated by the Company Organizational Documents, the BCA or as described in the forms, reports, schedules, statements, registration statements, prospectuses, and other documents filed or furnished as of the date hereof by SPAC with the Commission under the Securities Act and/or the Exchange Act (collectively, and together with any amendments, restatements or supplements thereto, the “SEC Documents”). There are no securities or instruments issued by or to which SPAC is a party containing anti-dilution or similar provisions that will be triggered, and not fully waived by the holder of such securities or instruments pursuant to a written agreement or consent, by the issuance of the Aggregate Ripple Party Equity Interests, in each case, that have not been or will not be validly waived on or prior to the Completion Date.

(t) All Subscription Agreements in respect of the Aggregate Ripple Party Equity Interests reflect the same Per Equity Interest Price and substantially the same other material terms and conditions with respect to the purchase of Equity Interests that are no more favorable in the aggregate to the Other Ripple Party Subscribers than the material terms of this Subscription Agreement are to the Subscriber (other than any terms particular to the regulatory requirements of such investor or its affiliates or related funds that are mutual funds or are otherwise subject to regulations related to the timing of funding and the issuance of the related Equity Interests).

(u) Neither Pubco nor the Company is, or immediately after receipt of payment for the Subscribed Equity Interests and the consummation of the Transaction Closing will be, subject to registration as an “investment company” under the meaning of the Investment Company Act.

(v) None of Pubco, the Company or any of their respective controlled affiliates (i) is, or will be at or immediately after the Transaction Closing, a person of a country of concern, as such term is defined in 31 C.F.R. § 850.221 (a “Covered Person”), (ii) directly or indirectly hold, or will hold at or immediately after the Transaction Closing, a board seat on, a voting or equity interest in, or any contractual power to direct or cause the direction of the management or policies of, any Covered Person, or (iii) is engaged, or has plans to engage, or will be engaged at or immediately after the Transaction Closing, directly or indirectly, in a “covered activity,” as such term is defined in 31 C.F.R. § 850.208.

Section 5. Subscriber Representations and Warranties. Subscriber represents and warrants to Pubco, the Company and SPAC, as of the date hereof and as of the Transaction Closing, that:

(a) If Subscriber is a legal entity, Subscriber (i) has been duly formed and is validly existing and in good standing under the laws of its jurisdiction of formation or incorporation and (ii) has the requisite power and authority to enter into, and perform its obligations under, this Subscription Agreement and the LLC Agreement. If Subscriber is an individual, Subscriber has the legal competence and capacity to enter into and perform its obligations under this Subscription Agreement and the LLC Agreement.

(b) If Subscriber is a legal entity, each of this Subscription Agreement and the LLC Agreement has been duly authorized, validly executed and delivered by Subscriber. If Subscriber is an individual, Subscriber’s signature is genuine and the signatory has the legal competence and capacity to execute this Subscription Agreement and the LLC Agreement. Assuming the due authorization, execution and delivery of the same by the applicable counterparties, each of this Subscription Agreement and the LLC Agreement shall constitute the valid and legally binding obligation of Subscriber, enforceable against Subscriber in accordance with its terms, subject to the Enforceability Exceptions.

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(c) If Subscriber is paying the Subscription Price in XRP, (i) Subscriber has all rights, title and interest in and to the XRP to be contributed by it to Pubco pursuant to this Subscription Agreement, (ii) such XRP is held in a digital wallet held or operated by or on behalf of Subscriber at or by an appropriately regulated custodian and/or in accordance with industry-standard security practices (the “Subscriber Digital Wallet”) and neither such XRP nor such Subscriber Digital Wallet is subject to any liens, encumbrances or other restrictions, other than under the user agreement and/or terms and conditions associated with such Subscriber Digital Wallet, (iii) Subscriber has taken commercially reasonable steps to protect its Subscriber Digital Wallet and such XRP and (iv) Subscriber has the exclusive ability to control such Subscriber Digital Wallet, including by use of “private keys” or other equivalent means or through custody arrangements or other equivalent means.

(d) The execution, delivery and performance of each of this Subscription Agreement and the LLC Agreement, the purchase of the Subscribed Equity Interests hereunder, the compliance by Subscriber with all of the provisions of each of this Subscription Agreement and the LLC Agreement and the consummation of the transactions contemplated herein do not and will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of Subscriber (or any of its subsidiaries, if Subscriber is a legal entity) pursuant to the terms of (i) any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which Subscriber or any of its subsidiaries is a party or by which Subscriber (or any of its subsidiaries, if Subscriber is a legal entity) is bound or to which any of the property or assets of Subscriber (or any of its subsidiaries, if Subscriber is a legal entity) is subject; (ii) if Subscriber is a legal entity, conflict with or violate any provision of, or result in the breach of, the articles of association, bylaws or other similar organizational documents of Subscriber (or any of its subsidiaries); or (iii) conflict with or result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental authority, agency or body, domestic or foreign, having jurisdiction over Subscriber (or any of its subsidiaries, if Subscriber is a legal entity) or any of its properties (or the properties of any of its subsidiaries, if Subscriber is a legal entity) that, in the case of clauses (i) and (iii), would reasonably be expected, individually or in the aggregate, to have a Subscriber Material Adverse Effect. For purposes of this Subscription Agreement, a “Subscriber Material Adverse Effect” means an event, change, development, occurrence, condition or effect with respect to the Subscriber that, individually or in the aggregate, would reasonably be expected to materially impair or materially delay Subscriber’s ability or legal authority to perform its obligations under this Subscription Agreement, including the purchase of the Subscribed Equity Interests.

(e) Subscriber (i) is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act), an “accredited investor” (within the meaning of Rule 501(a)(1), (2), (3), or (7) under the Securities Act) satisfying the applicable requirements set forth on Annex C or Annex D hereto, or an institutional account as defined in FINRA Rule 4512(c), (ii) is an “institutional investor” (as defined in FINRA Rule 2111), (iii) if located or resident in a member state of the European Economic Area, is a “qualified investor” within the meaning of Article 2 of Regulation (EU) 2017/1129 (as amended, the “EU Prospectus Regulation”), (iv) if located or resident in the United Kingdom, is a “qualified investor” within the meaning of Article 2 of Regulation (EU) 2017/1129 as it forms part of domestic law in the United Kingdom by virtue of the European Union (Withdrawal) Act 2018 (the “UK Prospectus Regulation”) who is also (x) an investment professional falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Order”); (y) a high net worth entity falling within Article 49(2)(a) to (d) of the Order; or (z) a person to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (as amended, the “FSMA”)) in connection with the issue or sale of the Subscribed Equity Interests may be lawfully communicated or caused to be communicated, (v) is acquiring the Subscribed Equity Interests only for its own account and not for the account of others, or if Subscriber is subscribing for the Subscribed Equity Interests as a fiduciary or agent for one or more investor accounts, each owner of such account is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) or an institutional “accredited investor” (within the meaning of Rule 501(a) under the Securities Act) and Subscriber has sole investment discretion with respect to each such account, and the full power and authority to make the acknowledgements, representations, warranties and agreements herein on behalf of each owner of each such account, and (vi) is not acquiring the Subscribed Equity Interests with a view to, or for offer or sale in

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connection with, any distribution thereof in violation of the Securities Act or other applicable securities laws; and shall provide or has provided Pubco and the Company with the requested information on Annex C or Annex D following the signature page hereto. Subscriber is not an entity formed for the specific purpose of acquiring the Subscribed Equity Interests.

(f) Subscriber (i) is an institutional account as defined in FINRA Rule 4512(c), (ii) is a sophisticated investor, experienced in investing in business transactions and capable of evaluating investment risks independently, both in general and with regard to all transactions and investment strategies involving a security or securities and (iii) has exercised independent judgment in evaluating its participation in the purchase of the Subscribed Equity Interests. Accordingly, Subscriber acknowledges that the offering meets (i) the exemptions from filing under FINRA Rule 5123(b)(1)(A), (C) or (J) and (ii) the institutional customer exemption under FINRA Rule 2111(b).

(g) Subscriber acknowledges and agrees that the Subscribed Equity Interests are being offered in a transaction not involving any public offering within the meaning of the Securities Act and that the Subscribed Equity Interests have not been registered under the Securities Act and that Pubco, the Company and SPAC are not required to register the Subscribed Equity Interests except as set forth in Section 6. Subscriber acknowledges and agrees that the Subscribed Equity Interests may not be offered, resold, transferred, pledged or otherwise disposed of by Subscriber absent an effective registration statement under the Securities Act, except (i) to Pubco or a subsidiary thereof, (ii) pursuant to an applicable exemption from the registration requirements of the Securities Act, and, in each of clauses (i)-(ii), in accordance with any applicable securities laws of the states and other jurisdictions of the United States, and that any certificates or account entries representing the Subscribed Equity Interests shall contain a restrictive legend to such effect. Subscriber acknowledges and agrees that the Subscribed Equity Interests will be subject to these securities law transfer restrictions, and as a result of these transfer restrictions, Subscriber may not be able to readily offer, resell, transfer, pledge or otherwise dispose of the Subscribed Equity Interests and may be required to bear the financial risk of an investment in the Subscribed Equity Interests for an indefinite period of time. Subscriber acknowledges and agrees that, unless the Subscribed Shares (or the Pubco Class A Common Stock issued in exchange for such Subscribed Units) are earlier registered on a Registration Statement, the Subscribed Shares (or the Pubco Class A Common Stock issued in exchange for such Subscribed Units) will not be eligible for offer, resale, transfer, pledge or disposition pursuant to Rule 144 promulgated under the Securities Act (“Rule 144”) until at least (x) with respect to the Subscribed Units, one year following the date hereof, and (y) with respect to the Subscribed Shares, one year from the date Pubco is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, among other requirements. Subscriber acknowledges and agrees that it has been advised to consult legal counsel prior to making any offer, resale, pledge or transfer of any of the Subscribed Equity Interests.

(h) Subscriber understands and agrees that Subscriber is purchasing the Subscribed Equity Interests directly from Pubco and/or the Company, as applicable. Subscriber further acknowledges that there have not been, and Subscriber hereby agrees that it is not relying on, any representations, warranties, covenants or agreements made to Subscriber by Pubco, the Company, SPAC or any of their respective affiliates or any of such person’s or its or their respective affiliates’ control persons, officers, directors, partners, members, managing members, managers, agents, employees or other representatives, legal counsel, financial or tax advisors, accountants or agents (collectively, “Representatives”), any other party to the Transactions or any other person or entity, expressly or by implication, other than those representations, warranties, covenants and agreements of Pubco and the Company expressly set forth in this Subscription Agreement and the LLC Agreement, and Subscriber is not relying on any other purported representations, warranties, covenants, agreements or statements (including by omission), which are hereby disclaimed by Subscriber.

(i) In making its decision to purchase the Subscribed Equity Interests, Subscriber represents that it has relied solely upon an independent investigation made by Subscriber and Pubco’s, the Company’s and SPAC’s respective representations in this Subscription Agreement. Subscriber has not relied on any statements or other information provided by or on behalf of Pubco or the Company concerning the Company, SPAC, Pubco, the Subscribed Equity Interests or the Subscription, and has been offered the opportunity to ask questions of Pubco and the Company and has received answers thereto, including on the financial information, as Subscriber

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deemed necessary in connection with its decision to purchase the Subscribed Equity Interests. Subscriber acknowledges and agrees that Subscriber has had access to, has received, and has had an adequate opportunity to review, such financial and other information as Subscriber deems necessary in order to make an investment decision with respect to the Subscribed Equity Interests, including with respect to the Company, SPAC, Pubco and the Transactions, and Subscriber has made its own assessment and is satisfied concerning the relevant financial, tax and other economic considerations relevant to Subscriber’s investment in the Subscribed Equity Interests. Without limiting the generality of the foregoing, Subscriber acknowledges that it has reviewed SPAC’s filings with the Commission. Subscriber represents and agrees that Subscriber and Subscriber’s professional advisor(s), if any, have had the full opportunity to ask such questions, receive such answers and obtain such information as Subscriber and Subscriber’s professional advisor(s), if any, have deemed necessary to make an investment decision with respect to the Subscribed Equity Interests, including but not limited to information concerning the Company, SPAC, Pubco, the BCA, and the Subscription. Subscriber acknowledges that certain information provided to it by the Company and Pubco was based on projections, and such projections were prepared based on assumptions and estimates that are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. Subscriber also acknowledges that the information provided to Subscriber was preliminary and subject to change, including in the registration statement and the proxy statement and/or prospectus that will be filed with the Commission in connection with the Transactions.

(j) Subscriber acknowledges and agrees that none of the Company, SPAC, Pubco, nor their respective affiliates or any of such person’s or its or their respective affiliates’ Representatives has provided Subscriber with any advice with respect to the Subscribed Equity Interests. Other than as set forth herein, none of SPAC, Pubco, the Company or any of their respective affiliates or Representatives has made or makes any representation or warranty, whether express or implied, of any kind or character as to the Company, SPAC, Pubco or the quality or value of the Subscribed Equity Interests.

(k) Subscriber acknowledges that (i) Citigroup Global Markets Inc. (“Citi”) is not acting as placement agent, as underwriter or in any other capacity in connection with the sale of Subscribed Equity Interests pursuant to this Subscription Agreement; nor is Citi making any recommendation to the Subscriber in respect of the purchase of the Subscribed Equity Interests, and (ii) Citi shall not deem the Subscriber to be a “retail investor” or “retail customer” of Citi for purposes of either Securities and Exchange Commission Form CRS or Regulation Best Interest.

(l) Subscriber became aware of this offering of the Subscribed Equity Interests solely by means of direct contact between Subscriber, on the one hand, and Pubco and the Company (and their respective Representatives), on the other, and the Subscribed Equity Interests were offered to Subscriber solely by direct contact between Subscriber, on the one hand, and Pubco and the Company (and their respective Representatives), on the other, or their respective affiliates. Subscriber did not become aware of this offering of the Subscribed Equity Interests, nor were the Subscribed Equity Interests offered to Subscriber, by any other means, and none of the Company, SPAC or Pubco or their respective Representatives acted as investment advisor, broker or dealer to Subscriber. Subscriber acknowledges that the Subscribed Equity Interests (i) were not offered by any form of general solicitation or general advertising (within the meaning of Regulation D of the Securities Act) and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws.

(m) Subscriber acknowledges that it is aware that there are substantial risks incident to the purchase and ownership of the Subscribed Equity Interests, including those set forth in the SEC Documents and other material to be provided by or on behalf of Pubco or the Company to Subscriber. Subscriber is able to fend for itself in the transactions contemplated herein and has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Subscribed Equity Interests, and Subscriber has had an opportunity to seek, and has sought, such accounting, legal, business and tax advice as Subscriber has considered necessary to make an informed investment decision.

(n) Without limiting the representations, warranties and covenants set forth in this Agreement, alone, or together with any professional advisor(s), Subscriber represents and acknowledges that Subscriber has

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adequately analyzed and fully considered the risks of an investment in the Subscribed Equity Interests and determined that the Subscribed Equity Interests are a suitable investment for Subscriber and that Subscriber is able at this time and in the foreseeable future to bear the economic risk of a total loss of Subscriber’s investment in Pubo or the Company. Subscriber acknowledges specifically that a possibility of total loss exists.

(o) Subscriber understands and agrees that no federal or state agency has passed upon or endorsed the merits of the offering of the Subscribed Equity Interests or made any findings or determination as to the fairness of an investment in Subscribed Equity Interests.

(p) Neither the Subscriber nor any of its affiliates, officers, directors, managers, managing members, general partners or any other person acting in a similar capacity or carrying out a similar function is (i) a person (including individual or entity) that is the target or the subject of economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by relevant governmental authorities with competent jurisdiction, including, but not limited to those administered by the U.S. government through the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”) and the U.S. Department of State, the United Nations Security Council, the European Union or any EU member state, or the United Kingdom (including His Majesty’s Treasury of the United Kingdom) (collectively, “Sanctions”), (ii) a person or entity listed on the List of Specially Designated Nationals and Blocked Persons administered by OFAC, or in any Executive Order issued by the President of the United States and administered by OFAC, or any other any Sanctions-related list of sanctioned persons maintained by OFAC, the Department of Commerce or the U.S. Department of State, the United Nations Security Council, the European Union, any EU member state, or the United Kingdom; (iii) a “designated national,” as defined in the Cuban Assets Control Regulations, 31 C.F.R. Part 515, (iv) organized, incorporated, established, located, resident or the government, including any political subdivision, agency, or instrumentality thereof, of, Cuba, Iran, North Korea, Syria, the Crimea region of Ukraine, the so-called Donetsk People’s Republic, or the so-called Luhansk People’s Republic regions of Ukraine, as well as the non-controlled regions of the oblasts of Zaporizhzhia and Kherson or any other country or territory embargoed or subject to substantial trade restrictions by the United States, the European Union or any individual European Union member state, or the United Kingdom; (v) directly or indirectly owned or controlled (as ownership and control are defined and interpreted under applicable sanctions), or acting on behalf or at the direction of, any such person or persons described in any of the foregoing clauses (i) through (v), except in each case as permitted under Sanctions laws; or (vi) a non-U.S. institution that accepts currency for deposit and that has no physical presence in the jurisdiction in which it is incorporated or in which it is operating, as the case may be, and is unaffiliated with a regulated financial group that is subject to consolidated supervision (a “non-U.S. shell bank”) or providing banking services indirectly to a non-U.S. shell bank (collectively, clauses (i) through (vi), a “Prohibited Investor”). Subscriber agrees to provide law enforcement agencies, if requested thereby, such records as required by applicable law; provided that Subscriber is permitted to do so under applicable law. Subscriber represents that (i) if it is a financial institution subject to the Bank Secrecy Act (31 U.S.C. Section 5311 et seq.), as amended by the USA PATRIOT Act of 2001, and its implementing regulations (collectively, the “BSA/PATRIOT Act”), that Subscriber, directly or indirectly through a third-party administrator, maintains policies and procedures to ensure compliance with its obligations under the BSA/PATRIOT Act, and (ii) to the extent required, directly or indirectly through a third-party administrator, it maintains policies and procedures reasonably designed to ensure compliance with the anti-corruption and anti-money laundering-related laws administered and enforced by other governmental authorities with competent jurisdiction. Subscriber also represents and warrants that it maintains policies and procedures reasonably designed to ensure compliance with Sanctions. Subscriber further represents and warrants that (i) none of the funds held by Subscriber and used to purchase the Equity Interests are or will be derived from transactions directly or indirectly with or for the benefit of any Prohibited Investor, (ii) such funds are from legitimate sources and do not constitute the proceeds of criminal conduct or criminal property, (iii) such funds do not originate from and have not been routed through an account maintained at a non-U.S. shell bank and (iv) it maintains policies and procedures reasonably designed to ensure the funds held by Subscriber and used to purchase the Equity Interests were legally derived and were not obtained, directly or indirectly, from a Prohibited Investor or from or through a non-U.S. shell bank.

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(q) No foreign person (as defined in 31 C.F.R. Part 800.224) in which the national or subnational governments of a single foreign state have a substantial interest (as defined in 31 C.F.R. Part 800.244) will acquire a substantial interest in either Pubco or the Company as a result of the purchase and sale of Subscribed Equity Interests hereunder, and no foreign person will have control (as defined in 31 C.F.R. Part 800.208) over either Pubco or the Company from and after the date hereof as a result of the purchase and sale of Subscribed Equity Interests hereunder.

(r) If Subscriber is an employee benefit plan that is subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), a plan, an individual retirement account or other arrangement that is subject to section 4975 of the Code or an employee benefit plan that is a governmental plan (as defined in section 3(32) of ERISA), a church plan (as defined in section 3(33) of ERISA), a non-U.S. plan (as described in section 4(b)(4) of ERISA) or other plan that is not subject to the foregoing but may be subject to provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code, or an entity whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement (each, a “Plan”) subject to the fiduciary or prohibited transaction provisions of ERISA or section 4975 of the Code, Subscriber represents and warrants that (i) it has not relied on SPAC, the Company, Pubco or any of their respective affiliates (the “Transaction Parties”) for investment advice or as the Plan’s fiduciary with respect to its decision to acquire and hold the Subscribed Equity Interests, and none of the Transaction Parties shall at any time be relied upon as the Plan’s fiduciary with respect to any decision to acquire, continue to hold or transfer the Subscribed Equity Interests and (ii) the acquisition and holding of the Subscribed Equity Interests will not constitute or result in a non-exempt prohibited transaction under ERISA, section 4975 of the Code or any applicable similar law.

(s) Subscriber has or has commitments to have and, when required to deliver payment pursuant to Section 1, Subscriber will have sufficient immediately available funds or XRP (as applicable) to pay the Subscription Price pursuant to Section 1. Subscriber is an entity having total liquid assets and net assets in excess of the Subscription Price as of the date hereof and as of each date the Subscription Price would be required to be funded to each of Pubco or the Company pursuant to Section 1.

(t) Subscriber acknowledges that it is not relying upon, and has not relied upon, any statement, representation or warranty made by any person, firm or corporation (including, without limitation, Pubco, the Company or SPAC, or any of their respective affiliates or Representatives), other than the representations and warranties of Pubco, the Company and SPAC contained in Section 4, in making its investment or decision to invest in each of Pubco and the Company. Subscriber agrees that no Other Ripple Party Subscriber pursuant to an Other Ripple Party Subscription Agreement or any other agreement related to the private placement of Equity Interests (including the controlling persons, officers, directors, partners, agents or employees of any such Subscriber) shall be liable (including, without limitation, for or with respect to any losses, claims, damages, obligations, penalties, judgments, awards, liabilities, costs, expenses or disbursements incurred by such person or entity), whether in contract, tort or otherwise, or have any liability or obligation to Subscriber or any Other Ripple Party Subscriber, or any person claiming through Subscriber or any Other Ripple Party Subscriber, pursuant to this Subscription Agreement or related to the private placement of the Subscribed Equity Interests, the negotiation hereof or the subject matter hereof, or the transactions contemplated hereby, for any action heretofore or hereafter taken or omitted to be taken by any of the foregoing in connection with the purchase of the Subscribed Equity Interests.

(u) No broker, finder or other financial consultant is entitled to any brokerage or finder’s fee or commission to be paid by Subscriber solely in connection with the sale of the Subscribed Equity Interests to Subscriber or has acted on behalf of Subscriber in connection with this Subscription Agreement or the transactions contemplated hereby in such a way as to create any liability on Pubco, the Company or SPAC.

(v) Subscriber acknowledges that (i) Pubco, the Company and SPAC currently may have, and later may come into possession of, information regarding Pubco, the Company or Ripple that is not known to the Subscriber and that may be material to a decision to enter into this transaction to purchase the Subscribed Equity Interests (“Excluded Information”), (ii) the Subscriber has determined to enter into this transaction to purchase

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the Subscribed Equity Interests notwithstanding its lack of knowledge of the Excluded Information, and (iii) none of Pubco, the Company or SPAC shall have liability to the Subscriber, and Subscriber hereby, to the extent permitted by law, waives and releases any claims it may have against Pubco, the Company and SPAC with respect to the non-disclosure of the Excluded Information.

(w) At all times on or prior to the Completion Date, Subscriber has no binding commitment to dispose of, or otherwise transfer (directly or indirectly), any of the Subscribed Equity Interests, other than binding commitments it may have to transfer and/or pledge such Subscribed Equity Interests upon the Transaction Closing to a prime broker under and in accordance with its prime brokerage agreement with such broker.

(x) Subscriber hereby agrees that neither it, nor any person or entity acting on its behalf or pursuant to any understanding with Subscriber, shall, directly or indirectly, engage in any hedging activities or execute any Short Sales with respect to the securities of SPAC, Pubco or the Company from the date of this Subscription Agreement until the Transaction Closing or the earlier termination of this Subscription Agreement in accordance with its terms. “Short Sales” shall mean all “short sales” as defined in Rule 200 of Regulation SHO under the Exchange Act and all short positions effected through any direct or indirect stock pledges (other than pledges in the ordinary course of business as part of prime brokerage arrangements), forward sale contracts, options, puts, calls, swaps and similar arrangements (including on a total return basis), short sales or other short transactions through non-U.S. broker dealers or foreign regulated brokers. Notwithstanding the foregoing, (i) nothing herein shall prohibit other entities under common management with Subscriber from entering into any Short Sales and (ii) in the case of a Subscriber that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of such Subscriber’s assets, the covenant set forth above shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to enter into the Subscription, subject in each of clauses (i) and (ii), to the obligations of Subscriber and such other entities under applicable law.

(y) Subscriber is not currently (and at all times through the Transaction Closing will refrain from being or becoming) a member of a “group” (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision), including any group acting for the purpose of acquiring, holding or disposing of equity securities of SPAC, Pubco or the Company (within the meaning of Rule 13d-5(b)(1) under the Exchange Act).

(z) Subscriber will not acquire a substantial interest (as defined in 31 C.F.R. Part 800.244) in Pubco or the Company as a result of the purchase and sale of the Subscribed Equity Interests.

(aa) Subscriber acknowledges its obligations under applicable securities laws with respect to the treatment of non-public information relating to SPAC, Pubco and the Company.

(bb) Subscriber covenants that neither it, nor any affiliate acting on its behalf or pursuant to any understanding with it, has executed or will execute any purchases or sales of any of securities of SPAC during the period that commenced at the time that Subscriber first learned of the transactions contemplated hereunder and ending at such time that the transactions contemplated by this Subscription Agreement are first publicly announced pursuant to the initial press release as described in Section 9(u). Subscriber covenants that until such time as the transactions contemplated by this Subscription Agreement are publicly disclosed by SPAC pursuant to the initial press release as described in Section 9(u), Subscriber will maintain the confidentiality of the existence and terms of the Subscription and the Transactions and the transactions contemplated hereby. Notwithstanding the foregoing and notwithstanding anything contained in this Subscription Agreement to the contrary, SPAC, Pubco and the Company expressly acknowledge and agree that Subscriber shall have no duty of confidentiality as set forth in this Section 5(cc) to Pubco after the issuance of the initial press release as described in Section 9(u). Notwithstanding the foregoing, in the case that Subscriber is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of Subscriber’s assets and the portfolio managers have no direct knowledge of the investment decisions made by the portfolio managers managing other portions of Subscriber’s assets, the covenant set forth above shall only apply with respect to the portion of assets managed

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by the portfolio manager that made the investment decision to purchase the Subscribed Equity Interests covered by this Subscription Agreement.

(cc) Subscriber acknowledges and understands that XRP is a volatile asset and the value of the Custody XRP that may be returned to Subscriber hereunder may be less than the value of the Subscription Price initially transferred to the Cash Custody Account.

(dd) Subscriber covenants that it will enter into a Lock-Up Agreement concurrently with the Transaction Closing in substantially the form attached as Exhibit A hereto.

Section 6. Registration of Subscribed Equity Interests.

(a) Subject to Section 6(b), Pubco agrees that, as soon as practicable but in no event later than thirty (30) calendar days following the Completion Date, Pubco will file with the Commission (at Pubco’s sole cost and expense) a registration statement registering the resale of the Subscribed Shares and a number of shares of Pubco Class A Common Stock issuable upon conversion of Subscribed Units in accordance with the LLC Agreement and that are eligible for registration (determined as of two Business Days prior to such filing) (the “Registrable Securities” and such registration statement, the “Registration Statement”), and Pubco shall use its commercially reasonable efforts to have the Registration Statement declared effective as soon as practicable after the filing thereof, but in any event no later than seventy five (75) calendar days after the Completion Date (the “Effectiveness Deadline”); provided that the Effectiveness Deadline shall be extended by a maximum of ninety (90) calendar days after the Completion Date if the Registration Statement is reviewed by, and comments thereto are provided from, the Commission; provided, further, that Pubco shall request the Registration Statement declared effective promptly after the date Pubco is notified (orally or in writing, whichever is earlier) by the staff of the Commission that the Registration Statement will not be “reviewed” or will not be subject to further review; provided, further, that (i) if the Effectiveness Deadline falls on a Saturday, Sunday or other day that the Commission is closed for business, the Effectiveness Deadline shall be extended to the next Business Day on which the Commission is open for business and (ii) if the Commission is closed for operations due to a government shutdown, the Effectiveness Deadline shall be extended by the same number of calendar days as the number of calendar days during which the Commission remains closed. Pubco will provide a draft of the Registration Statement to Subscriber as promptly as reasonably practicable after the Completion Date, and in any event at least five (5) Business Days in advance of the date of filing the Registration Statement with the Commission. Unless otherwise agreed to in writing by Subscriber prior to the filing of the Registration Statement, Subscriber shall not be identified as a statutory underwriter in the Registration Statement unless the Commission requests that Subscriber be identified as a statutory underwriter; provided that if the Commission requests that Subscriber be identified as a statutory underwriter in the Registration Statement, Subscriber will have the opportunity to withdraw from the Registration Statement upon its prompt written request to Pubco. Notwithstanding the foregoing, if the Commission or its regulations prevent Pubco from including any or all of the Registrable Securities proposed to be registered under the Registration Statement due to limitations on the use of Rule 415 of the Securities Act for the resale of the Registrable Securities by the applicable stockholders or otherwise, such Registration Statement shall register for resale such number of Registrable Securities which is equal to the maximum number of Registrable Securities as is permitted by the Commission. In such event, the number of Registrable Securities shall be reduced pro rata among all such selling stockholders and as promptly as practicable after being permitted to register additional Registrable Securities under Rule 415 under the Securities Act, Pubco shall amend the Registration Statement or file one or more new Registration Statement(s) (with such amendment or new Registration Statement also being deemed to be a “Registration Statement” hereunder) to register such additional Registrable Securities and use commercially reasonable efforts to cause such amendment or Registration Statement(s) to become effective as promptly as practicable after the filing thereof, but in any event no later than thirty (30) calendar days after the filing of such Registration Statement (the “Additional Effectiveness Deadline”); provided that the Additional Effectiveness Deadline shall be extended to seventy five (75) calendar days after the filing of such Registration Statement, including any new Registration Statement or amended Registration Statement, if such Registration Statement is reviewed by, and comments thereto are provided from, the Commission; provided, further, that Pubco shall request that such Registration Statement be declared effective promptly after the date Pubco is notified (orally or in writing, whichever is

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earlier) by the staff of the Commission that such Registration Statement will not be “reviewed” or will not be subject to further review; provided, further, that (i) if such day falls on a Saturday, Sunday or other day that the Commission is closed for business, the Additional Effectiveness Deadline shall be extended to the next Business Day on which the Commission is open for business and (ii) if the Commission is closed for operations due to a government shutdown, the Effectiveness Deadline shall be extended by the same number of calendar days as the number of calendar days during which the Commission remains closed. Any failure by Pubco to file a Registration Statement by the Effectiveness Deadline or Additional Effectiveness Deadline shall not otherwise relieve Pubco of its obligations to file or effect a Registration Statement as set forth in this Section 6.

(b) Pubco agrees that, except for such times as Pubco is permitted hereunder to suspend the use of the prospectus forming part of a Registration Statement, Pubco will use its commercially reasonable efforts to cause such Registration Statement to remain effective with respect to Subscriber, including to prepare and file any post-effective amendment to such Registration Statement or a supplement to the related prospectus such that the prospectus will not include any untrue statement or a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, until the earliest to occur of (i) the date on which Subscriber ceases to hold any Registrable Securities issued pursuant to this Subscription Agreement, (ii) the first date on which Subscriber can sell all of its Registrable Securities issued pursuant to this Subscription Agreement (or shares received in exchange therefor) under Rule 144 of the Securities Act without limitation as to the manner of sale or the amount of such securities that may be sold and without the requirement for Pubco to be in compliance with the current public information required under Rule 144(c)(1) (or Rule 144(i)(2), if applicable), and (iii) three years from the date of effectiveness of the Registration Statement (the earliest of clauses (i) through (iii), the “End Date”). Prior to the End Date, Pubco (i) will use commercially reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of any Registration Statement as soon as reasonably practicable; (ii) file all reports, and provide all customary and reasonable cooperation, necessary to enable Subscriber to resell Registrable Securities pursuant to the Registration Statement; and (iii) qualify the Registrable Securities for listing on the Stock Exchange and update or amend the Registration Statement as necessary to include Registrable Securities. Pubco will use its commercially reasonable efforts to (A) for so long as Subscriber holds Registrable Securities, make and keep public information available (as those terms are understood and defined in Rule 144) and file with the Commission in a timely manner all reports and other documents required of Pubco under the Exchange Act so long as Pubco remains subject to such requirements to enable Subscriber to resell the Registrable Securities pursuant to Rule 144, (B) at the reasonable request of Subscriber, deliver all the necessary documentation to cause Pubco’s transfer agent to remove all restrictive legends from any Registrable Securities being sold under the Registration Statement or pursuant to Rule 144 at the time of sale of the Registrable Securities, and (C) cause its legal counsel to deliver to the transfer agent the necessary legal opinions required by the transfer agent, if any, in connection with the instruction under clause (B) upon the receipt of Subscriber representation letters and such other customary supporting documentation as requested by (and in a form reasonably acceptable to) such counsel. Subscriber agrees to disclose its beneficial ownership, as determined in accordance with Rule 13d-3 of the Exchange Act, of Registrable Securities to Pubco (or its successor) as may be reasonably required to enable Pubco to make the determination described above.

(c) Pubco’s obligations to include the Registrable Securities in the Registration Statement are contingent upon Subscriber furnishing in writing to Pubco a completed selling stockholder questionnaire in customary form that contains such information regarding Subscriber, the securities of Pubco held by Subscriber and the intended method of disposition of the Registrable Securities as shall be reasonably requested by Pubco to effect the registration of the Registrable Securities, and Subscriber shall execute such documents in connection with such registration as Pubco may reasonably request that are customary of a selling stockholder in similar situations, including providing that Pubco shall be entitled to postpone and suspend the effectiveness or use of the Registration Statement (i) during any customary blackout or similar period or as permitted hereunder and (ii) as may be necessary in connection with the preparation and filing of a post-effective amendment to the Registration Statement following the filing of Pubco’s Annual Report on Form 10-K for its first completed fiscal year following the effective date of the Registration Statement; provided that Pubco shall request such information from Subscriber, including the selling stockholder questionnaire, at least five (5) Business Days prior

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to the anticipated date of filing the Registration Statement with the Commission. In the case of the registration effected by Pubco pursuant to this Subscription Agreement, Pubco shall, upon reasonable request, inform Subscriber as to the status of such registration. Subscriber shall not be entitled to use the Registration Statement for an underwritten offering of Registrable Securities.

(d) Notwithstanding anything to the contrary contained herein, Pubco shall be entitled to delay or postpone the effectiveness of the Registration Statement, and from time to time require Subscriber not to sell under the Registration Statement or suspend the use or effectiveness of any such Registration Statement if (A) it determines in good faith that in order for the registration statement to not contain a material misstatement or omission, an amendment thereto would be needed, including as a result of any request by the Commission for any amendment or supplement to such Registration Statement or any prospectus relating thereto or for additional information, (B) such filing or use would materially affect a bona fide business or financing transaction of Pubco or would require premature disclosure of information that would materially adversely affect Pubco, (C) in the good faith judgment of the majority of the members of Pubco’s board of directors, such filing or effectiveness or use of such Registration Statement would be seriously detrimental to Pubco, (D) the majority of the members of Pubco’s board of directors determines to delay the filing or initial effectiveness of, or suspend use of, a Registration Statement and such delay or suspension arises out of, or is a result of, or is related to or is in connection with the SEC Guidance or future Commission guidance directed at special purpose acquisition companies or companies that have consummated a business combination with a special purpose acquisition company, or any related disclosure or related matters, (E) as may be necessary in connection with the preparation and filing of a post-effective amendment to the Registration Statement following the filing of Pubco’s Annual Report on Form 10-K for its first completed fiscal year following the effective date of the Registration Statement, or (F) Subscriber agrees that (1) it will immediately discontinue offers and sales of the Registrable Securities under the Registration Statement until Subscriber receives copies of a supplemental or amended prospectus (which Pubco agrees to use commercially reasonable efforts to promptly prepare) that corrects the misstatement(s) or omission(s) referred to in Section 6(d)(A) and receives notice that any post-effective amendment has become effective or unless otherwise notified by Pubco that it may resume such offers and sales and (2) it will maintain the confidentiality of any information included in such written notice delivered by Pubco unless otherwise required by law, subpoena or regulatory request or requirement (each such circumstance, a “Suspension Event”); provided that (w) Pubco shall not so delay filing or so suspend the use of the Registration Statement for a period of more than ninety (90) consecutive days or more than one hundred and twenty (120) total calendar days in any consecutive three hundred sixty (360) day period, or more than two (2) times in any consecutive three hundred sixty (360) day period and (x) Pubco shall use commercially reasonable efforts to make such registration statement available for the sale by Subscriber of such securities as soon as practicable thereafter.

(e) Upon receipt of any written notice from Pubco of the happening of (i) an issuance by the Commission of any stop order suspending the effectiveness of any Registration Statement or the initiation of any proceedings for such purpose, which notice shall be given no later than three (3) Business Days from the date of such event, (ii) any Suspension Event during the period that the Registration Statement is effective, or (iii) if as a result of a Suspension Event the Registration Statement or related prospectus contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made (in the case of the prospectus) not misleading, Subscriber agrees that (1) it will immediately discontinue offers and sales of the Registrable Securities under the Registration Statement until Subscriber receives copies of a supplemental or amended prospectus (which Pubco agrees to use commercially reasonable efforts to promptly prepare) that corrects the misstatement(s) or omission(s) referred to above and receives notice that any post-effective amendment has become effective or unless otherwise notified by Pubco that it may resume such offers and sales and (2) it will maintain the confidentiality of any information included in such written notice delivered by Pubco unless otherwise required by law, subpoena or regulatory request or requirement. If so directed by Pubco, Subscriber will deliver to Pubco or, in Subscriber’s sole discretion destroy, all copies of the prospectus covering the Registrable Securities in Subscriber’s possession; provided, however, that this obligation to deliver or destroy all copies of the prospectus covering the Registrable Securities shall not apply (w) to the extent Subscriber is required to retain a copy of

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such prospectus (A) in order to comply with applicable legal, regulatory, self-regulatory or professional requirements or (B) in accordance with a bona fide pre-existing document retention policy or (x) to copies stored electronically on archival servers as a result of automatic data back-up.

(f) For purposes of this Section 6, (i) “Registrable Securities” shall mean, as of any date of determination, the Registrable Securities and any other equity security issued or issuable with respect to the Registrable Securities by way of share split, dividend, distribution, recapitalization, merger, exchange, or replacement, and (ii) “Subscriber” shall include any person to which the rights under this Section 6 shall have been duly assigned.

(g) Pubco shall indemnify, defend and hold harmless Subscriber (to the extent Subscriber is a seller under the Registration Statement), the officers, directors, members, managers, partners, agents and employees of Subscriber, each person who controls Subscriber (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) and the officers, directors, members, managers, partners, agents and employees of each such controlling person, to the fullest extent permitted by applicable law, from and against any and all out-of-pocket and reasonably documented losses, claims, damages, liabilities, costs (including reasonable and documented external attorneys’ fees) and expenses (collectively, “Losses”) arising out of or caused by or based upon any untrue or alleged untrue statement of a material fact contained in the Registration Statement, any prospectus included in the Registration Statement or any form of prospectus or in any amendment or supplement thereto or in any preliminary prospectus, or any omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus or form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading, except to the extent that such untrue statements, alleged untrue statements, omissions or alleged omissions (1) are based upon information regarding Subscriber furnished in writing to Pubco by or on behalf of Subscriber expressly for use therein or Subscriber has omitted a material fact from such information or (2) result from or are in connection with any offers or sales effected by or on behalf of Subscriber in violation of Section 6(c). Notwithstanding the foregoing, Pubco’s indemnification obligations shall not apply to amounts paid in settlement of any Losses or action if such settlement is effected without the prior written consent of Pubco. Pubco shall provide Subscriber with an update on any threatened or asserted proceedings arising from or in connection with the transactions contemplated by this Section 6 of which Pubco receives notice whether oral or in writing.

(h) Subscriber shall, severally and not jointly with any other subscriber in the offering contemplated by this Subscription Agreement, indemnify, defend and hold harmless Pubco, its directors, officers, members, managers, partners, agents and employees, each person who controls Pubco (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), and the directors, officers, members, managers, partners, agents or employees of such controlling persons, to the fullest extent permitted by applicable law, from and against all Losses arising out of or based upon any untrue or alleged untrue statement of a material fact contained in any Registration Statement any prospectus included in the Registration Statement, or any form of prospectus, or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus, or any form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading to the extent, but only to the extent, that such untrue statements, alleged untrue statements, omissions or alleged omissions are based upon information regarding Subscriber furnished in writing to Pubco by or on behalf of Subscriber expressly for use therein. In no event shall the liability of Subscriber be greater in amount than the United States dollars amount of the net proceeds received by Subscriber upon the sale of the Registrable Securities giving rise to such indemnification obligation. Notwithstanding the forgoing, Subscriber’s indemnification obligation shall not apply to amounts paid in settlement of any Losses or action if such settlement is effected without the prior written consent of Subscriber (which consent shall not be unreasonably withheld or delayed).

(i) Any person or entity entitled to indemnification herein shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s or entity’s right to indemnification hereunder to the extent such

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failure has not prejudiced the indemnifying party) and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld, conditioned or delayed). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement), which settlement shall not include a statement or admission of fault and culpability on the part of such indemnified party, and which settlement shall include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

(j) The indemnification provided for under this Subscription Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling person or entity of such indemnified party and shall survive the transfer of the Registrable Securities pursuant to this Subscription Agreement.

(k) If the indemnification provided under this Section 6 from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any Losses, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such Losses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations; provided, however, that the liability of Subscriber shall be limited to the net proceeds received by such Subscriber from the sale of Registrable Securities giving rise to such indemnification obligation. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by (or not made by, in the case of an omission), or relates to information supplied by (or not supplied by, in the case of an omission), or on behalf of such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action. The amount paid or payable by a party as a result of the Losses shall be deemed to include, subject to the limitations set forth in this Section 6, any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 6(k) from any person or entity who was not guilty of such fraudulent misrepresentation. Notwithstanding anything to the contrary herein, in no event will any party be liable for punitive damages in connection with this Subscription Agreement or the transactions contemplated hereby.

(l) At any time and from time to time in connection with a bona-fide sale of Subscribed Equity Interests effected in compliance with the requirements of Rule 144 under the Securities Act or through any broker-dealer sale transactions described in the plan of distribution set forth within any prospectus and pursuant to the Registration Statement, Pubco shall use its commercially reasonable efforts, subject to the receipt of customary documentation required from the holder of the applicable Subscribed Equity Interests and broker in connection therewith and compliance with applicable laws, (i) promptly instruct its transfer agent to remove any restrictive legends applicable to the Subscribed Equity Interests being sold and (ii) in connection with any sale made pursuant to Rule 144, cause its legal counsel to deliver reasonably requested legal opinions, if any, to the transfer agent in connection with the instruction under subclause (i). Subscriber may request that Pubco remove any legend from the book entry position evidencing its Subscribed Equity Interests following the earliest of such time as such Subscribed Equity Interests (i) (x) are subject to or (y) have been or are about to be sold or

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transferred pursuant to an effective registration statement (including the Registration Statement), or (ii) have been sold pursuant to Rule 144. Pubco shall be responsible for the fees of its transfer agent, its legal counsel (including for purposes of giving the opinion referenced herein) and all DTC fees associated with such issuance and the Subscriber shall be responsible for its fees or costs associated with such removal of the legend (including its legal fees or costs of its legal counsel); provided, that, notwithstanding the foregoing, Pubco will not be required to deliver any such opinion, authorization, certificate or direction if it reasonably believes that removal of the legend could result in or facilitate transfers of securities in violation of applicable law.

(m) With a view to making available to Subscriber the benefits of Rule 144 that permit Subscriber to sell securities of Pubco to the public without registration, Pubco agrees, for so long as Subscriber holds Subscribed Equity Interests, to:

(i) make and keep current public information available, as those terms are understood and defined in Rule 144; and

(ii) use commercially reasonable efforts to file with the Commission in a timely manner all reports and other documents required of Pubco under the Exchange Act so long as Pubco remains subject to such requirements and the filing of such reports and other documents as may be required pursuant to the applicable provisions of Rule 144.

(n) Upon request, Pubco shall provide the Subscriber with contact information for the person responsible for Pubco’s account at the transfer agent to facilitate transfers made pursuant to this Section 6 and provide reasonable assistance to facilitate transfers. Pubco shall be responsible for the fees of its transfer agent and its legal counsel (including for purposes of giving the opinion referenced herein) associated with such issuance and the Subscriber shall be responsible for its fees or costs associated with such removal of the legend (including its legal fees or costs of its legal counsel).

Section 7. Termination. The obligations and restrictions of Section 6 and Section 9(u) of this Subscription Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, upon the earliest to occur of (a) such date and time as the BCA is terminated in accordance with its terms; (b) the mutual written agreement of the parties hereto to terminate this Subscription Agreement; or (c) twelve months from the date of this Subscription Agreement; provided that nothing herein will relieve any party from liability for any willful breach hereof prior to the time of termination, and each party will be entitled to any remedies at law or in equity to recover losses, liabilities or damages arising from such breach. Pubco shall notify Subscriber of the termination of the BCA promptly after the termination thereof. Upon the termination hereof in accordance with this Section 7, any cash or XRP held on behalf of Subscriber in connection herewith shall be returned in full to Subscriber in accordance with Section 2(d), without any deduction for or on account of any tax withholding except as required by law, charges or set-off.

Section 8. Trust Account Waiver. Subscriber hereby acknowledges that SPAC is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Subscriber further acknowledges that, as described in the final prospectus relating to SPAC’s initial public offering (“IPO”) filed with the SEC (File No. 333-286110) on May 21, 2025 (the “Prospectus”), substantially all of SPAC’s assets consist of the cash proceeds of SPAC’s IPO and a private placement of its securities and substantially all of those proceeds (including interest accrued from time to time thereon) have been deposited into a trust account (the “Trust Account”) for the benefit of SPAC and its public shareholders. As described in the Prospectus, the funds held from time to time in the Trust Account may only be released upon certain conditions. For good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Subscriber hereby agrees (on its own behalf and on behalf of its related parties) that it does not now and shall not at any time hereafter have any right, title, interest or claim of any kind (“Claim”) to, or to any monies or other assets in, the Trust Account, and hereby irrevocably waives (on its own behalf and on behalf of its related parties) any Claim to, or to any monies or other assets in, the Trust Account that it may have now or in the future as a result of, or arising out of, this Subscription Agreement, the

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transactions contemplated hereby or the Subscribed Equity Interests, in or to any monies held in the Trust Account (or any distributions therefrom directly or indirectly to SPAC’s public shareholders). In the event that Subscriber has any Claim against SPAC as a result of, or arising out of, this Subscription Agreement, the Other Ripple Party Subscription Agreements, the transactions contemplated hereby and thereby, or the Subscribed Equity Interests, Subscriber agrees not to seek recourse against the Trust Account or any funds distributed therefrom (it being clarified that such waiver shall not apply following the Transaction Closing to the Trust Account funds that are released from the Trust Account to SPAC or Pubco in connection with the Transactions). Subscriber acknowledges and agrees that such irrevocable waiver is a material inducement to SPAC to enter into this Subscription Agreement, and further intends and understands such waiver to be valid, binding, and enforceable against Subscriber in accordance with applicable law. To the extent Subscriber commences any action or proceeding based upon, in connection with, relating to or arising out of any matter relating to SPAC or its Representatives, which proceeding seeks, in whole or in part, monetary relief against SPAC or its Representatives, Subscriber hereby acknowledges and agrees that its sole remedy shall be against funds held outside of the Trust Account and that such claim shall not permit Subscriber (or any person claiming on Subscriber’s behalf or in lieu of Subscriber) to have any claim against the Trust Account (including any distributions therefrom) or any amounts contained therein. Nothing in this Section 8 shall be deemed to limit Subscriber’s right to distributions from the Trust Account in accordance with the SPAC Organizational Documents in respect of any redemptions by Subscriber in respect of SPAC Class A Common Shares acquired by any means. Notwithstanding anything in this Subscription Agreement to the contrary, the provisions of this Section 8 shall survive termination of this Subscription Agreement.

Section 9. Miscellaneous.

(a) Subscriber hereby acknowledges that it shall be solely responsible for and bear the cost of all transfer, stamp, issue, registration, documentary or other similar taxes, duties, fees or charges arising in any jurisdiction in connection with the Subscription contemplated in this Subscription Agreement as well as the execution of this Subscription Agreement.

(b) Notwithstanding any other provision of this Subscription Agreement, Pubco and the Company and any of their respective Representatives shall be entitled to deduct and withhold from the Registrable Securities, the Company Units and any other amount payable pursuant to this Subscription Agreement (in connection with a future share split, dividend, distribution, recapitalization, merger, exchange, or replacement) any such taxes, duties, fees or other similar charges as may be required to be deducted and withheld from such amounts (and any other amounts treated as paid for applicable tax law) under the Code, or any other applicable tax law (as determined in good faith by the party so deducting or withholding in its sole discretion). To the extent that any amounts are so deducted and withheld, such deducted and withheld amounts shall be treated for all purposes of this Subscription Agreement as having been paid to the person in respect of which such deduction and withholding was made.

(c) All notices, requests, demands, claims, and other communications hereunder shall be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given (i) when delivered personally to the recipient, (ii) when sent by electronic mail, with no mail undeliverable or other rejection notice, on the date of transmission to such recipient, if sent on a Business Day prior to 5:00 p.m. New York City time, or on the Business Day following the date of transmission, if sent on a day that is not a Business Day or after 5:00 p.m. New York City time on a Business Day, (iii) one (1) Business Day after being sent to the recipient via overnight mail by reputable overnight courier service (charges prepaid), or (iv) four (4) Business Days after being mailed to the recipient by certified or registered mail, return receipt requested and postage prepaid, and, in each case, addressed to the intended recipient at its address specified on the signature page hereof or to such electronic mail address or address as subsequently modified by written notice given in accordance with this Section 9(c). A courtesy electronic copy of any notice sent by methods (i), (iii), or (iv) above shall also be sent to the recipient via electronic mail if an electronic mail address is provided in the applicable signature page hereof or to an electronic mail address as subsequently modified by written notice given in accordance with this Section 9(c).

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(d) Subscriber acknowledges that Pubco and others, including SPAC and the Company, will rely on the acknowledgments, understandings, agreements, representations and warranties of Subscriber contained in this Subscription Agreement. Prior to the Transaction Closing, Subscriber agrees to promptly notify the Company, Pubco and SPAC if it becomes aware that any of the acknowledgments, understandings, agreements, representations and warranties of Subscriber set forth herein are no longer accurate in all material respects. Pubco acknowledges that Subscriber will rely on the acknowledgments, understandings, agreements, representations and warranties contained in this Subscription Agreement. Prior to the Transaction Closing, Pubco and the Company agree to promptly notify Subscriber, if they become aware that any of the acknowledgments, understandings, agreements, representations and warranties of Pubco or the Company, as applicable, set forth herein are no longer accurate in all material respects.

(e) Each of the Company, Pubco, SPAC and Subscriber is irrevocably authorized to produce this Subscription Agreement or a copy hereof to any interested party as required by applicable law in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

(f) Each party hereto shall pay all of its own expenses in connection with this Subscription Agreement and the transactions contemplated herein.

(g) Neither this Subscription Agreement nor any rights that may accrue to Subscriber hereunder may be transferred or assigned by Subscriber. Neither this Subscription Agreement nor any rights that may accrue to the Company, Pubco or SPAC hereunder may be transferred or assigned by the Company, Pubco or SPAC without the prior written consent of Subscriber, other than in connection with the Transactions. Notwithstanding the foregoing, Subscriber may assign all or a portion of its rights and obligations under this Subscription Agreement to one or more of its affiliates (including other investment funds or accounts managed or advised by Subscriber or an investment manager who acts on behalf of Subscriber) upon written notice to the Company, Pubco and SPAC or, with the Company, Pubco and SPAC’s prior written consent, to another person; provided that in the case of any such assignment, the assignee(s) shall become a Subscriber hereunder and have the rights and obligations and be deemed to make the representations and warranties of Subscriber provided for herein to the extent of such assignment; and provided, further, that no such assignment shall relieve the assigning Subscriber of its obligations hereunder if any such assignee fails to perform such obligations, unless the Company, Pubco and SPAC have given their prior written consent to such relief. Any purported assignment or transfer in violation of this Section 9(g) shall be null and void. In the event of such a transfer or assignment, Subscriber shall complete the form of assignment attached as Annex E hereto.

(h) All the agreements, representations and warranties made by each party hereto in this Subscription Agreement shall survive the Subscription Funding.

(i) Pubco, the Company and SPAC may request from Subscriber such additional information as Pubco, the Company or SPAC may reasonably determine to be necessary to evaluate the eligibility of Subscriber to acquire the Subscribed Equity Interests and to register the Subscribed , the Company for resale, and Subscriber shall promptly provide such information as may be reasonably requested, to the extent readily available and to the extent consistent with its internal policies and procedures; provided that Pubco, the Company and SPAC agree to keep any such information provided by Subscriber confidential, except (A) as required by the federal securities laws, rules or regulations, (B) to the extent such disclosure is required by other laws, rules or regulations, at the request of the staff of the Commission or regulatory agency or under the regulations of the Stock Exchange, and (C) to the extent disclosed to SPAC’s, the Company’s or Pubco’s lawyers, independent accountants and to other advisors and service providers who reasonably require such information in connection with the provision of services to such person, are advised of the confidential nature of such information and are obligated to keep such information confidential. Subscriber acknowledges that SPAC or Pubco may file a form of this Subscription Agreement with the Commission as an exhibit to a current or periodic report of SPAC or Pubco, an annex to a proxy statement of SPAC or Pubco or as an exhibit to a registration statement of Pubco.

(j) This Subscription Agreement may not be amended, modified or waived except by an instrument in writing, signed by each of the parties hereto.

25

(k) This Subscription Agreement constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof.

(l) Except with respect to the Other Ripple Party Subscribers (who are third-party beneficiaries of any provisions set forth in Section 1(e) and Section 2(d) to the extent such provisions reference the Ripple Party Subscribers) that as otherwise provided herein, this Subscription Agreement is intended for the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives, and permitted assigns and, except with respect to the Other Ripple Party Subscribers or as provided herein, is not for the benefit of, nor may any provision hereof be enforced by, any other person.

(m) The parties hereto acknowledge and agree that irreparable damage may occur in the event that any of the provisions of this Subscription Agreement were not performed in accordance with their specific terms or were otherwise breached and that money or other legal remedies may not be an adequate remedy for such damage. It is accordingly agreed that the parties shall be entitled to seek equitable relief, including in the form of an injunction or injunctions to prevent breaches or threatened breaches of this Subscription Agreement and to enforce specifically the terms and provisions of this Subscription Agreement, this being in addition to any other remedy to which such party is entitled at law, in equity, in contract, in tort or otherwise. The parties hereto acknowledge and agree that Pubco, the Company and SPAC shall be entitled to specifically enforce Subscriber’s obligations to fund the Subscription and the provisions of the Subscription Agreement, in each case, on the terms and subject to the conditions set forth herein. The parties hereto further acknowledge and agree: (x) to waive any requirement for the security or posting of any bond in connection with any such equitable remedy; (y) not to assert that a remedy of specific enforcement pursuant to this Section 9(m) is unenforceable, invalid, contrary to applicable law or inequitable for any reason; and (z) to waive any defenses in any action for specific performance, including the defense that a remedy at law would be adequate.

(n) If any provision of this Subscription Agreement shall be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Subscription Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect.

(o) No failure or delay by a party hereto in exercising any right, power or remedy under this Subscription Agreement, and no course of dealing between the parties hereto, shall operate as a waiver of any such right, power or remedy of such party. No single or partial exercise of any right, power or remedy under this Subscription Agreement by a party hereto, nor any abandonment or discontinuance of steps to enforce any such right, power or remedy, shall preclude such party from any other or further exercise thereof or the exercise of any other right, power or remedy hereunder. The election of any remedy by a party hereto shall not constitute a waiver of the right of such party to pursue other available remedies. No notice to or demand on a party not expressly required under this Subscription Agreement shall entitle the party receiving such notice or demand to any other or further notice or demand in similar or other circumstances or constitute a waiver of the rights of the party giving such notice or demand to any other or further action in any circumstances without such notice or demand.

(p) This Subscription Agreement may be executed and delivered in one or more counterparts (including by electronic mail, in .pdf or other electronic submission) and by different parties in separate counterparts, with the same effect as if all parties hereto had signed the same document. All counterparts so executed and delivered shall be construed together and shall constitute one and the same agreement.

(q) This Subscription Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, without regard to the principles of conflicts of laws that would otherwise require the application of the law of any other state.

(r) EACH PARTY AND ANY PERSON ASSERTING RIGHTS AS A THIRD PARTY BENEFICIARY HEREBY WAIVES ITS RESPECTIVE RIGHTS TO A TRIAL BY JURY OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OR RELATED TO THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IN ANY

26

ACTION, PROCEEDING OR OTHER LITIGATION OF ANY TYPE BROUGHT BY ANY PARTY AGAINST ANY OTHER PARTY OR ANY AFFILIATE OF ANY OTHER SUCH PARTY, WHETHER WITH RESPECT TO CONTRACT CLAIMS, TORT CLAIMS OR OTHERWISE. THE PARTIES AGREE THAT ANY SUCH CLAIM OR CAUSE OF ACTION SHALL BE TRIED BY A COURT TRIAL WITHOUT A JURY. WITHOUT LIMITING THE FOREGOING, THE PARTIES FURTHER AGREE THAT THEIR RESPECTIVE RIGHT TO A TRIAL BY JURY IS WAIVED BY OPERATION OF THIS SECTION AS TO ANY ACTION, COUNTERCLAIM OR OTHER PROCEEDING WHICH SEEKS, IN WHOLE OR IN PART, TO CHALLENGE THE VALIDITY OR ENFORCEABILITY OF THIS SUBSCRIPTION AGREEMENT OR ANY PROVISION HEREOF. THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT.

(s) The parties agree that all disputes, legal actions, suits and proceedings arising out of or relating to this Subscription Agreement must be brought exclusively in the courts of the State of New York or the courts of the United States located in the Borough of Manhattan, New York City, New York (collectively, the “Designated Courts”). Each party hereby consents and submits to the exclusive jurisdiction of the Designated Courts. No legal action, suit or proceeding with respect to this Subscription Agreement may be brought in any other forum. Each party hereby irrevocably waives all claims of immunity from jurisdiction, and any objection which such party may now or hereafter have to the laying of venue of any suit, action or proceeding in any Designated Court, including any right to object on the basis that any dispute, action, suit or proceeding brought in the Designated Courts has been brought in an improper or inconvenient forum or venue. Each of the parties also agrees that delivery of any process, summons, notice or document to a party hereof in compliance with Section 9(c) of this Subscription Agreement shall be effective service of process for any action, suit or proceeding in a Designated Court with respect to any matters to which the parties have submitted to jurisdiction as set forth above.

(t) This Subscription Agreement may only be enforced against, and any claim, action, suit or other legal proceeding based upon, arising out of, or related to this Subscription Agreement, or the negotiation, execution or performance of this Subscription Agreement, may only be brought against the entities that are expressly named as parties hereto; except with respect to the provisions of this Agreement for which the Other Ripple Party Subscribers are an express third party beneficiary.

(u) SPAC shall (i) on the first (1st) Business Day immediately following the BCA Signing Date, issue a press release disclosing the material terms of the transactions contemplated hereby, and (ii) following the execution of the BCA, file with the Commission a Current Report on Form 8-K disclosing all material terms of this Subscription Agreement, the Other Ripple Party Subscription Agreements and the transactions contemplated hereby and thereby, and the Transactions, and including as exhibits thereto, the form of this Subscription Agreement, the Advance Funding Subscription Agreements, the Delayed Funding Subscription Agreements and the Series C Subscription Agreement, within the time required by the Exchange Act. From and after the issuance of such press release, SPAC represents to the Subscriber that it shall have publicly disclosed all material, non-public information regarding SPAC delivered to the Subscriber by or on behalf of SPAC or any of its officers, directors, employees or agents in connection with the transactions contemplated by this Subscription Agreement. Prior to the Transaction Closing, Subscriber shall not issue any press release or make any other similar public statement with respect to the transactions contemplated hereby without the prior written consent of SPAC, the Company and Pubco (such consent not to be unreasonably withheld or delayed). Notwithstanding anything in this Subscription Agreement to the contrary, each of SPAC, the Company and Pubco (i) shall not publicly disclose the name of Subscriber or any of its affiliates or advisers, or include the name of Subscriber or any of its affiliates or advisers in any press release, without the prior written consent of Subscriber and (ii) shall not publicly disclose the name of Subscriber or any of its affiliates or advisers, or include the name of Subscriber or any of its affiliates or advisers in any filing with the Commission or any regulatory agency or trading market, without the prior written consent of Subscriber, except (A) as required by the federal securities laws, rules or regulations, including in connection with the filing of a Registration Statement pursuant to Section 6(a), (B) to the extent such disclosure is required by other laws, rules or regulations, at the request of the staff of the

27

Commission or regulatory agency or under the regulations of the Stock Exchange, or (C) to SPAC’s, the Company’s or Pubco’s lawyers, independent accountants and to other advisors and service providers who reasonably require such information in connection with the provision of services to such person, are advised of the confidential nature of such information and are obligated to keep such information confidential in which case of clauses (A) through (B), SPAC, the Company or Pubco, as applicable, shall provide Subscriber with prior written notice (including by e-mail) of such permitted disclosure, and shall reasonably consult with Subscriber regarding such disclosure. Subscriber will promptly provide any information reasonably requested by SPAC, the Company or Pubco for any regulatory application or filing made or approval sought in connection with the Transactions (including filings with the Commission). To the extent that any such information is publicly disclosed pursuant to the provisions hereunder, the parties agree that no further notice or consent is required for SPAC, the Company or Pubco to further disclose such information.

(v) The obligations of Subscriber under this Subscription Agreement are several and not joint with the obligations of any Other Ripple Party Subscriber or any other investor under the Other Ripple Party Subscription Agreements, the Advance Funding Subscription Agreements, the Delayed Funding Subscription Agreements or the Series C Subscription Agreement, and Subscriber shall not be responsible in any way for the performance of the obligations of any Other Ripple Party Subscriber under this Subscription Agreement or any Other Ripple Party Subscriber under the Other Ripple Party Subscription Agreements. The decision of Subscriber to purchase Subscribed Equity Interests pursuant to this Subscription Agreement has been made by Subscriber independently of any Other Ripple Party Subscriber or any other investor and independently of any information, materials, statements or opinions as to the business, affairs, operations, assets, properties, liabilities, results of operations, condition (financial or otherwise) or prospects of SPAC, the Company, Pubco or any of their respective affiliates or subsidiaries which may have been made or given by any Other Ripple Party Subscriber or investor or by any agent or employee of any Other Ripple Party Subscriber or investor, and neither Subscriber nor any of its agents or employees shall have any liability to any Other Ripple Party Subscriber or investor (or any other person) relating to or arising from any such information, materials, statements or opinions. Nothing contained herein or in any Other Ripple Party Subscription Agreement, and no action taken by Subscriber or Other Ripple Party Subscriber or other investor pursuant hereto or thereto, shall be deemed to constitute Subscriber and any Other Ripple Party Subscribers or other investors as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that Subscriber and any Other Ripple Party Subscribers or other investors are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by this Subscription Agreement and the Other Ripple Party Subscription Agreements. Subscriber acknowledges that no Other Ripple Party Subscriber has acted as agent for Subscriber in connection with making its investment hereunder and no Other Ripple Party Subscriber will be acting as agent of Subscriber in connection with monitoring its investment in the Subscribed Equity Interests or enforcing its rights under this Subscription Agreement. Subscriber shall be entitled to independently protect and enforce its rights, including without limitation the rights arising out of this Subscription Agreement, and it shall not be necessary for any Other Ripple Party Subscriber or investor to be joined as an additional party in any proceeding for such purpose.

(w) The headings herein are for convenience only, do not constitute a part of this Subscription Agreement and shall not be deemed to limit or affect any of the provisions hereof. The language used in this Subscription Agreement will be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rules of strict construction will be applied against any party. Unless the context otherwise requires, (i) all references to Sections or Annexes are to Sections or Annexes contained in or attached to this Subscription Agreement, (ii) each accounting term not otherwise defined in this Subscription Agreement has the meaning assigned to it in accordance with United States generally accepted accounting principles, (iii) words in the singular or plural include the singular and plural and pronouns stated in either the masculine, the feminine or neuter gender shall include the masculine, feminine and neuter, (iv) the use of the word “including” in this Subscription Agreement shall be by way of example rather than limitation, and (v) the word “or” shall not be exclusive (i.e., unless context requires otherwise “or” shall be interpreted to mean “and/or” rather than “either/or”).

[Signature pages follow]

28

IN WITNESS WHEREOF, Pubco has accepted this Subscription Agreement as of the date first set forth above.

EVERNORTH HOLDINGS INC.

By:
Name:
Title:

Address for Notices:

Evernorth Holdings Inc.

600 Battery Street

San Francisco, CA 94111

Attention: Asheesh Birla

E-mail: asheesh@evernorth.xyz

with a copy (not to constitute notice) to:

Davis Polk & Wardwell LLP

450 Lexington Ave

New York, NY 10017

Email: dan.gibbons@davispolk.com; derek.dostal@davispolk.com

Attention: Dan Gibbons; Derek Dostal

[Signature Page to Subscription Agreement]

IN WITNESS WHEREOF, the Company has accepted this Subscription Agreement as of the date first set forth above.

PATHFINDER DIGITAL ASSETS LLC

By:
Name:
Title:

Address for Notices:

Pathfinder Digital Assets LLC

600 Battery Street

San Francisco, CA 94111

Attention: Asheesh Birla

E-mail: asheesh@evernorth.xyz

with a copy (not to constitute notice) to:

Davis Polk & Wardwell LLP

450 Lexington Ave

New York, NY 10017

Email: dan.gibbons@davispolk.com; derek.dostal@davispolk.com

Attention: Dan Gibbons; Derek Dostal

[Signature Page to Subscription Agreement]

IN WITNESS WHEREOF, SPAC has accepted this Subscription Agreement as of the date first set forth above.

ARMADA ACQUISITION CORP. II

By:
Name:
Title:

Address for Notices:

Armada Acquisition Corp. II

382 NE 191st St, Suite 52895

Miami, FL 33179-3899

Attention: Taryn Naidu, Chief Executive Officer

Email: taryn@arringtoncapital.com; finance@arringtoncapital.com with a copy (not to constitute notice) to:

Wilson Sonsini Goodrich & Rosati, P.C.

701 Fifth Avenue, Suite 5100

Seattle, WA 98104-7036

Attn:	Patrick Schultheis
Jeana S. Kim
Nathan Robinson
Email:	pschultheis@wsgr.com
jskim@wsgr.com
nrobinson@wsgr.com

[Signature Page to Subscription Agreement]

IN WITNESS WHEREOF, Subscriber has executed or caused this Subscription Agreement to be executed by its duly authorized representative as of the date set forth below.

Name of Subscriber:	State/Country of Formation or Domicile:
By:
Name:
Title:
Name in which Subscribed Equity Interests are to be registered (if different):	Date:

Subscriber’s EIN:
Entity Type (e.g., corporation, partnership, trust, etc.):
Business Address-Street:	Mailing Address-Street (if different):

City, State, Zip:	City, State, Zip:
Attn:	Attn:
Telephone No.:	Telephone No.:
Email for notices:	Email for notices (if different):
Number of Shares subscribed for:
Wallet address for return of XRP, if applicable (if subscribing for XRP): Form of Payment: ☐ Cash: $ ☐ XRP: XRP

[Signature Page to Subscription Agreement]

EXHIBIT A

FORM OF LOCK-UP AGREEMENT

ANNEX A

CASH CUSTODY ACCOUNT WIRE INSTRUCTIONS

[Omitted.]

ANNEX B

XRP CUSTODY WALLET ADDRESS

[Omitted.]

ANNEX C

ELIGIBILITY REPRESENTATIONS OF SUBSCRIBER

This Annex C should be completed and signed by Subscriber and constitutes a part of the Subscription Agreement.

1.	QUALIFIED INSTITUTIONAL BUYER STATUS (Please check the box, if applicable)

☐	Subscriber is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) (a “QIB”)

☐	We are subscribing for the Subscribed Equity Interests as a fiduciary or agent for one or more investor accounts, and each owner of such account is a QIB.

**OR**

2.	INSTITUTIONAL ACCREDITED INVESTOR STATUS (Please check the box, if applicable)

☐

Subscriber is an institutional “accredited investor” (within the meaning of Rule 501(a) under the Securities Act) or an entity in which all of the equity holders are accredited investors within the meaning of Rule 501(a) under the Securities Act, and has marked and initialed the appropriate box below indicating the provision under which it qualifies as an institutional “accredited investor.”

**AND**

3.	FINRA INSTITUTIONAL INVESTOR STATUS (Please check the box)

☐	Subscriber is a “institutional investor” (as defined in FINRA Rule 2111).

**AND**

4.	AFFILIATE STATUS

(Please check the applicable box)

SUBSCRIBER

☐	is:

☐	is not:

an “affiliate” (as defined in Rule 144 under the Securities Act) of SPAC, the Company or Pubco or acting on behalf of an affiliate of SPAC, the Company or Pubco.

Rule 501(a), in relevant part, states that an “accredited investor” shall mean any person who comes within any of the below listed categories, or who the issuer reasonably believes comes within any of the below listed categories, at the time of the sale of the securities to that person. Subscriber has indicated, by marking and initialing the appropriate box(es) below, the provision(s) below which apply to Subscriber and under which Subscriber accordingly qualifies as an “accredited investor.”

☐

Any bank, registered broker or dealer, insurance company, registered investment company, business development company, small business investment company, private business development company, or rural business investment company;

☐	Any investment adviser registered pursuant to section 203 of the Investment Advisers Act or registered pursuant to the laws of a state;

☐	Any investment adviser relying on the exemption from registering with the Commission under section 203(l) or (m) of the Investment Advisers Act;

☐

Any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000;

☐

Any employee benefit plan within the meaning of Title I of the Employee Retirement Income Security Act of 1974 (“ERISA”), if (i) the investment decision is made by a plan fiduciary, as defined in section 3(21) of ERISA, which is either a bank, a savings and loan association, an insurance company, or a registered investment adviser, (ii) the employee benefit plan has total assets in excess of $5,000,000 or, (iii) such plan is a self-directed plan, with investment decisions made solely by persons that are “accredited investors”;

☐

Any (i) corporation, limited liability company or partnership, (ii) Massachusetts or similar business trust, or (iii) organization described in section 501(c)(3) of the Internal Revenue Code, in each case that was not formed for the specific purpose of acquiring the securities offered and that has total assets in excess of $5,000,000;

☐

Any trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Section 230.506(b)(2)(ii) of Regulation D under the Securities Act;

☐

Any entity, other than an entity described in the categories of “accredited investors” above, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000;

☐

Any “family office,” as defined under the Investment Advisers Act that satisfies all of the following conditions: (i) with assets under management in excess of $5,000,000, (ii) that is not formed for the specific purpose of acquiring the securities offered, and (iii) whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment;

☐

Any “family client,” as defined under the Investment Advisers Act, of a family office meeting the requirements in the previous paragraph and whose prospective investment in the issuer is directed by such family office pursuant to the previous paragraph; or

☐	Any entity in which all of the equity owners are “accredited investors”.

Specify which tests:

☐	Any director, executive officer, or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

☐

Any natural person whose individual net worth, or joint net worth with that person’s spouse or spousal equivalent, exceeds $1,000,000. For purposes of calculating a natural person’s net worth: (a) the person’s primary residence shall not be included as an asset; (b) indebtedness that is secured by the person’s primary residence, up to the estimated fair market value of the primary residence at the time of the sale of securities, shall not be included as a liability (except that if the amount of such indebtedness outstanding at the time of sale of securities exceeds the amount outstanding 60 days before such time, other than as a result of the acquisition of the primary residence, the amount of such excess shall be included as a liability); and (c) indebtedness that is secured by the person’s primary residence in excess of the estimated fair market value of the primary residence at the time of the sale of securities shall be included as a liability;

☐

Any natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person’s spouse or spousal equivalent in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;

☐

Any natural person holding in good standing one or more professional certifications or designations or credentials from an accredited educational institution that the Commission has designated as qualifying an individual for accredited investor status; or

☐

Any natural person who is a “knowledgeable employee,” as defined in the Investment Company Act, of the issuer of the securities being offered or sold where the issuer would be an investment company, as defined in section 3 of such act, but for the exclusion provided by either section 3(c)(1) or section 3(c)(7) of such act.

**AND**

5.	FINRA INSTITUTIONAL ACCOUNT STATUS (Please check the box)

☐ Subscriber is an “institutional account” under FINRA Rule 4512(c).

**AND**

6.	EEA QUALIFIED INVESTOR (Please check the applicable box)

☐ Subscriber is a “qualified investor” (within the meaning of Article 2 of the EU Prospectus Regulation).

☐ Subscriber is not a resident in a member state of the European Economic Area.

**AND**

7.	UK QUALIFIED INVESTOR (Please check the applicable box)

☐ Subscriber is a “qualified investor” (within the meaning of Article 2 of the UK Prospectus Regulation) who is also (i) an investment professional falling within Article the Order; (ii) a high net worth entity falling within Article 49(2)(a) to (d) of the Order; or (iii) a person to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) in connection with the issue or sale of the Subscribed Equity Interests may be lawfully communicated or caused to be communicated.

☐ Subscriber is not resident in the United Kingdom.

This page should be completed by Subscriber and constitutes a part of the Subscription Agreement.

SUBSCRIBER:

Print Name:

By:
Name:
Title:

ANNEX D

ACCREDITED INVESTOR QUESTIONNAIRE

Investor: ____________________________

State of Residence: ____________________

Residency Address: ______________________

The following are “accredited investors” for purposes of the offering of the Subscribed Equity Interests. Please place a checkmark in the box next to any categories that apply to you1:

[ ]	(a)	a natural person whose individual net worth,[2] or joint net worth with that person’s spouse, at the time of purchase exceeds $1,000,000;

[ ]	(b)	a natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person’s spouse in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;

[ ]	(c)	a trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a person who either alone or with his purchaser representative has such knowledge and experience in financial and business matters that he or she is capable of evaluating the merits and risks of the prospective investment, or the issuer reasonably believes immediately prior to making any sale that such purchaser comes within this definition;

[ ]	(d)	an entity in which all of the equity owners are accredited investors meeting one or more of the tests under subparagraphs (a) - (c); or

[ ]	(e)	none of the above.

[1]	Certain other categories included within the definition of “accredited investor” which are not likely to apply have been omitted.
[2]

The term “net worth” means a person’s assets minus liabilities, provided that the value of such person’s primary residence, as well as the amount of any indebtedness secured by the primary residence up to the fair market value of the primary residence, shall be excluded from the calculation of net worth. Indebtedness secured by the primary residence in excess of the value of the primary residence shall be considered a liability for purposes of determining net worth.

ANNEX E

FORM OF ASSIGNMENT

ASSIGNMENT, ASSUMPTION & JOINDER

TO

SUBSCRIPTION AGREEMENT

[●], 2025

This Assignment, Assumption & Joinder Agreement (this “Agreement”) is made as of the date written above by [●] (“Assignor”) and [●] (“Assignee”). Reference is made to that certain subscription agreement (the “Subscription Agreement”), dated as of [●], 2025, by and among, inter alios, Evernorth Holdings Inc. (“Pubco”), Pathfinder Digital Assets LLC (the “Company”) and Assignor. Capitalized terms used, but not defined, herein shall have the meaning ascribed to such terms in the Subscription Agreement.

1. Each of Assignee and Assignor, by their execution and delivery of this Agreement, agrees to the assignment to and assumption by Assignee of all of Assignor’s rights and benefits as the “Subscriber” or equivalent term under the Subscription Agreement and any other related documents as they apply to the “Subscriber” or equivalent term, including, for the avoidance of doubt, the right to purchase from each of Pubco and the Company at the Transaction Closing [all of the Equity Interests][a portion of the Equity Interests] initially subscribed for by Assignor.

2. Assignee hereby acknowledges, agrees and confirms that, by its execution of this Agreement, Assignee shall be bound by all of the terms, obligations, provisions and conditions contained in the Subscription Agreement as they apply to the “Subscriber” thereunder and as if an original signatory thereto in such capacity.

3. Assignee hereby acknowledges, agrees and confirms that, by its execution of this Agreement, Assignee makes all of the representations and warranties of the Subscriber set forth in the Subscription Agreement as of the date hereof.

4. Assignor hereby acknowledges, agrees and confirms that, in accordance with Section 9(g) of the Subscription Agreement, Assignor shall remain liable for its obligations under the Subscription Agreement unless and until the Company, Pubco, and SPAC provide their prior written consent to relieve Assignor of such obligations, in which case Assignor shall be fully released from any and all obligations and liabilities under the Subscription Agreement, including liability for any breach by Assignee occurring after the date hereof.

5. This Agreement shall be governed by the governing law applicable to the Subscription Agreement.

6. This Agreement may be executed in two or more counterparts, each of which will be deemed an original but all of which together will constitute one and the same instrument.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the undersigned has executed this Agreement as of the date written above.

[●]

[By: [●]]

By:
Name:
Title:

ASSIGNEE:

Name of Assignee:	State/Country of Formation or Domicile: [●]

[●]

[By: [●]]

By:

Name:

Title:

Name in which Transferred Interest is to be registered (if different):	Date: [●], 2025

Assignee’s EIN: [●]

Business Address	Mailing Address (if different):

[●]
[●]
Attn: [●]	Attn:

Telephone No.: [●]	Telephone No.:
Facsimile No.: [●]	Facsimile No.:

Number of Equity Interests in Transferred Interest: [●]

Price Per Equity Interest: $[10.00]

ANNEX F

FORM OF LLC AGREEMENT

AMENDED AND RESTATED

LIMITED LIABILITY COMPANY AGREEMENT

of

PATHFINDER DIGITAL ASSETS LLC

Dated as of [●]

		PAGE

ARTICLE 1
DEFINITIONS AND USAGE

Section 1.01.	Definitions	51
Section 1.02.	Other Definitional and Interpretative Provisions	60

ARTICLE 2
THE COMPANY

Section 2.01.	Formation	61
Section 2.02.	Name	61
Section 2.03.	Term	61
Section 2.04.	Registered Agent and Registered Office	62
Section 2.05.	Purposes	62
Section 2.06.	Powers of the Company	62
Section 2.07.	Partnership Tax Status	62
Section 2.08.	Regulation of Internal Affairs	62
Section 2.09.	Ownership of Property	62
Section 2.10.	Subsidiaries	62
Section 2.11.	Qualification in Other Jurisdictions	62

ARTICLE 3
UNITS; MEMBERS; BOOKS AND RECORDS; REPORTS

Section 3.01.	Units; Admission of Members	62
Section 3.02.	Substitute Members and Additional Members	63
Section 3.03.	Tax and Accounting Information	64
Section 3.04.	Books and Records	65

ARTICLE 4
PUBCO OWNERSHIP; RESTRICTIONS ON PUBCO STOCK

Section 4.01.	Pubco Ownership	65
Section 4.02.	Restrictions on Pubco Common Stock	66

ARTICLE 5
CAPITAL CONTRIBUTIONS; CAPITAL ACCOUNTS;
DISTRIBUTIONS; ALLOCATIONS

Section 5.01.	Capital Contributions	68
Section 5.02.	Capital Accounts	68
Section 5.03.	Amounts and Priority of Distributions	69
Section 5.04.	Allocations	71
Section 5.05.	Other Allocation Rules	73
Section 5.06.	Tax Withholding; Withholding Advances	73

ARTICLE 6
CERTAIN TAX MATTERS
Section 6.01.	Tax Matters Representative	74
Section 6.02.	Section 754 Elections	75
Section 6.03.	Debt Allocation	75

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ARTICLE 7
MANAGEMENT OF THE COMPANY

Section 7.01.	Management by the Managing Member	75
Section 7.02.	Withdrawal of the Managing Member	75
Section 7.03.	Decisions by the Members	76
Section 7.04.	Duties	76
Section 7.05.	Officers	77

ARTICLE 8
TRANSFERS OF INTERESTS

Section 8.01.	Restrictions on Transfers	77
Section 8.02.	Certain Permitted Transfers	78
Section 8.03.	Distributions	78
Section 8.04.	Registration of Transfers	78

ARTICLE 9
CERTAIN OTHER AGREEMENTS

Section 9.01.	Company Call Right	78
Section 9.02.	Preemptive Rights	79

ARTICLE 10
REDEMPTION AND EXCHANGE RIGHTS

Section 10.01.	Redemption Right of a Member	79
Section 10.02.	Election and Contribution of Pubco	81
Section 10.03.	Exchange Right of Pubco	81
Section 10.04.	Tender Offers and Other Events with Respect to Pubco	82
Section 10.05.	Reservation of Shares of Class A Common Stock; Certificate of Pubco	82
Section 10.06.	Effect of Exercise of Redemption or Exchange Right	83
Section 10.07.	Tax Treatment	83
Section 10.08.	Restrictions on Redemptions and Direct Exchanges	83

ARTICLE 11
LIMITATION ON LIABILITY, EXCULPATION AND INDEMNIFICATION

Section 11.01.	Limitation on Liability	84
Section 11.02.	Exculpation and Indemnification; Elimination of Fiduciary Duties	84

ARTICLE 12
DISSOLUTION AND TERMINATION

Section 12.01.	Dissolution	86
Section 12.02.	Winding Up of the Company	87
Section 12.03.	Termination	87
Section 12.04.	Survival	87

ARTICLE 13
MISCELLANEOUS

Section 13.01.	Expenses	88
Section 13.02.	Further Assurances	88
Section 13.03.	Notices	88
Section 13.04.	Binding Effect; Benefit; Assignment	89
Section 13.05.	Jurisdiction	89
Section 13.06.	WAIVER OF JURY TRIAL	89

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Section 13.07.	Counterparts	90
Section 13.08.	Entire Agreement	90
Section 13.09.	Severability	90
Section 13.10.	Amendment	90
Section 13.11.	Confidentiality	90
Section 13.12.	Governing Law	92

ARTICLE 14
REPRESENTATIONS OF MEMBERS

Section 14.01.	Representations of Members	92
Schedule A	Member Schedule

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AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT (this “Agreement”) OF PATHFINDER DIGITAL ASSETS LLC, a Delaware limited liability company (the “Company”), dated as of [●], by and among the Company, Evernorth Holdings Inc., a Nevada corporation (“Pubco”), Ripple Labs Inc., a Delaware corporation (“Ripple”), the other Ripple Group Subscribers (as defined below), and any other Persons from time to time party hereto and listed on the signature pages hereto.

W I T N E S S E T H:

WHEREAS, the Company has been heretofore formed as a limited liability company under the Delaware Act (as defined below) pursuant to a certificate of formation which was executed and filed with the Secretary of State of the State of Delaware on July 18, 2025;

WHEREAS, Ripple, as the Company’s initial sole member, entered into the Limited Liability Company Agreement of the Company, dated as of August 26, 2025 (the “Prior LLC Agreement”);

WHEREAS, on October 19, 2025 (the “BCA Signing Date”), (a) Armada Acquisition Corp. II, a Cayman Islands exempted company (“SPAC”), (b) Pubco, (c) Evernorth Corporate Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Pubco (“SPAC Merger Sub”), (d) Evernorth Company Merger Sub LLC, a Delaware limited liability company and a wholly owned subsidiary of Pubco (“Company Merger Sub”), (e) the Company, and (f) Ripple entered into a business combination agreement (as amended, modified, supplemented or waived from time to time, the “BCA”);

WHEREAS, prior to the effective time of the SPAC Merger (as defined below), SPAC de-registered from the Register of Companies in the Cayman Islands by way of continuation out of the Cayman Islands and into the State of Delaware and migrated to and domesticated as a Delaware corporation, upon the terms and subject to the conditions set forth in the BCA;

WHEREAS, pursuant to and in accordance with the BCA, (a) Company Merger Sub merged with and into the Company, with the Company continuing as the surviving company (the “Company Merger”), and with Ripple receiving one share of Class A common stock, par value $0.001 per share, of Pubco (the “Class A Common Stock”) for each unit of the Company held by Ripple and exchanged subject to certain limitations on the initial holdings of Ripple and certain related entities included in the BCA and all of the limited liability company interests1 of Company Merger Sub issued and outstanding immediately prior to the effective time of the Company Merger converted into a number of LLC Units equal to the number of shares of Class A Common Stock outstanding immediately following the effective time of the Company Merger and (b) simultaneously with the Company Merger, SPAC Merger Sub merged with and into SPAC, with SPAC continuing as the surviving entity (such surviving entity, the “SPAC Surviving Subsidiary”) (the “SPAC Merger” and, together with the Company Merger, the “Mergers” and, together with the other transactions contemplated by the BCA, the “Transactions”), with (x) stockholders of SPAC receiving one share of Class A Common Stock for each share of Class A common stock, par value $0.0001 per share, of SPAC (the “SPAC Class A Common Shares”) held by such stockholder, and (y) warrantholders of SPAC receiving one warrant to purchase Class A Common Stock for each warrant to purchase SPAC Class A Common Shares held by such warrantholders, and upon the Transactions Closing (as defined below), Pubco will become a publicly traded company, all upon the terms and subject to the conditions set forth in the BCA;

WHEREAS, in connection with the Transactions, certain Affiliates of Ripple (the “Ripple Group Subscribers”) entered into certain subscription agreements dated on or about the BCA Signing Date (the “Subscription Agreements”), pursuant to which such Ripple Group Subscribers agreed, severally and not jointly, to subscribe for, and the Company agreed to issue at the closing of the Transactions (the “Transactions Closing”), the number of LLC Units equal to the Subscribed Units (as defined in the Subscription Agreement)

[1]

NTD: We changed references to “membership interests” to “limited liability company interests” in our prior markup because that is the correct term under the Delaware Act (and “membership interest” doesn’t have a meaning under the Delaware Act).

applicable to each such Ripple Group Subscriber, such number of LLC Units being determined so that following the Transactions, the Ripple Group Holders collectively hold Pubco capital stock equal to the Ripple Group Maximum Percentage (as defined in the Subscription Agreements);

WHEREAS, after giving effect to the Transactions Closing, the parties listed on the signature pages hereto and listed on Schedule A hereto (the “Member Schedule”) represent all of the members and holders of limited liability company interests in the Company as of the Effective Time;

WHEREAS, in connection with and effective upon the Transactions Closing, the Members desire to amend and restate the Prior LLC Agreement in its entirety as set forth herein to, among other things, admit as Members the Persons set forth on Schedule A, and make certain provisions for the affairs of the Company and the operations and conduct of its business and the rights and obligations of the parties hereto on the terms and conditions set forth herein, effective as of the Transactions Closing; and

WHEREAS, immediately following the Transactions Closing, Pubco will contribute substantially all of its assets (other than stock in SPAC Surviving Subsidiary and LLC Units owned by it) and the SPAC Surviving Subsidiary will contribute substantially all of its respective assets to the Company in exchange for LLC Units (such contributions, together, the “Post-Closing Contribution”).

NOW, THEREFORE, in consideration of the mutual covenants and agreements herein made and other good and valuable consideration, the Members hereto hereby agree to amend and restate the Prior LLC Agreement, as of the Effective Time, in its entirety as follows:

ARTICLE 1

DEFINITIONS AND USAGE

Section 1.01. Definitions.

(a) The following terms shall have the following meanings for the purposes of this Agreement:

“Additional Member” means any Person admitted as a Member of the Company pursuant to Section 3.02 in connection with the new issuance of Units to such Person.

“Adjusted Capital Account Deficit” means, with respect to any Member, the deficit balance, if any, in such Member’s Capital Account as of the end of the relevant Fiscal Year, after giving effect to the following adjustments:

(i) Credit to such Capital Account any amounts that such Member is deemed to be obligated to restore pursuant to the penultimate sentence in Treasury Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5); and

(ii) Debit to such Capital Account the items described in Treasury Regulations Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5) and 1.704-1(b)(2)(ii)(d)(6).

The foregoing definition of Adjusted Capital Account Deficit is intended to comply with the provisions of Treasury Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person; provided that no Member nor any Affiliate of any Member shall be deemed to be an Affiliate of any other Member or any of its Affiliates solely by virtue of such Members’ status as Members of the Company.

“Applicable Law” means, with respect to any Person, any federal, state or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority that is binding upon or applicable to such Person or its assets.

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“Business” means the business of [holding a strategic treasury reserve comprising XRP and performing certain other activities within the XRP ecosystem]2, as conducted by the Company, Pubco and their respective Subsidiaries.

“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by Applicable Law to close.

“Capital Account” means the capital account established and maintained for each Member pursuant to Section 5.02.

“Capital Contribution” means, with respect to any Member, the amount of money and the initial Carrying Value of any Property (other than money) contributed to the Company.

“Carrying Value” means with respect to any Property (other than money), such Property’s adjusted basis for federal income tax purposes, except as follows:

(i) The initial Carrying Value of any such Property contributed by a Member to the Company shall be the gross fair market value of such Property, as reasonably determined by the Managing Member;

(ii) The Carrying Values of all such Properties shall be adjusted to equal their respective gross fair market values (taking Section 7701(g) of the Code into account), as reasonably determined by the Managing Member, at the time of any Revaluation pursuant to Section 5.02(c);

(iii) The Carrying Value of any item of such Properties distributed to any Member shall be adjusted to equal the gross fair market value (taking Section 7701(g) of the Code into account) of such Property on the date of distribution as reasonably determined by the Managing Member;

(iv) The Carrying Values of such Properties shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such Properties pursuant to Section 734(b) or Section 743(b) of the Code, but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m) and subparagraph (vi) of the definition of “Net Income” and “Net Loss” or Section 5.04(b)(vi); provided, however, that Carrying Values shall not be adjusted pursuant to this subparagraph (iv) to the extent that an adjustment pursuant to subparagraph (ii) is required in connection with a transaction that would otherwise result in an adjustment pursuant to this subparagraph (iv); and

(v) If the Carrying Value of such Property has been determined or adjusted pursuant to subparagraph (i), (ii) or (iv), such Carrying Value shall thereafter be adjusted by the Depreciation taken into account with respect to such asset, for purposes of computing Net Income and Net Loss.

“Class B Common Stock” means Class B common stock, $0.001 par value per share, of Pubco.

“Class C Common Stock” means Class C common stock, $0.001 par value per share, of Pubco.

“Closing Date Capital Account Balance” means, with respect to any Member, the positive Capital Account balance of such Member as of immediately following the Transactions Closing, the amount or deemed value of which is set forth on the Member Schedule.

“Code” means the Internal Revenue Code of 1986.

“Company Minimum Gain” means “partnership minimum gain,” as defined in Treasury Regulation Sections 1.704-2(b)(2) and 1.704-2(d).

“Control” (including the terms “controlling” and “controlled”), with respect to the relationship between or among two or more Persons, means the possession, directly or indirectly, of the power to direct or cause the

[2]	NTD: To conform to business description to be used in S-4.

52

direction of the affairs or management of such subject Person, whether through the ownership of voting securities, as trustee or executor, by contract or otherwise.

“Covered Person” means (i) each Member or an Affiliate thereof, in each case in such capacity, (ii) each officer, director, shareholder, manager, member, partner, employee, representative, agent or trustee of a Member or an Affiliate thereof, in all cases in such capacity, and (iii) each officer, director, shareholder (other than any public shareholder of Pubco that is not a Member), manager, member, partner, employee, representative, agent or trustee of the Managing Member, Pubco (in the event Pubco is not the Managing Member), the Company or an Affiliate controlled thereby, in all cases in such capacity.

“Delaware Act” means the Delaware Limited Liability Company Act, 6 Del. C. §§ 18-101 et seq.

“Depreciation” means, for each Fiscal Year, an amount equal to the depreciation, amortization, or other cost recovery deduction allowable with respect to an asset for such Fiscal Year, except that if the Carrying Value of an asset differs from its adjusted basis for federal income tax purposes at the beginning of such Fiscal Year, Depreciation shall be an amount that bears the same ratio to such beginning Carrying Value as the federal income tax depreciation, amortization, or other cost recovery deduction for such Fiscal Year bears to such beginning adjusted tax basis; provided, however, that if the adjusted basis for federal income tax purposes of an asset at the beginning of such Fiscal Year is zero, Depreciation shall be determined with reference to such beginning Carrying Value using any reasonable method selected by the Managing Member.

“DGCL” means the State of Delaware General Corporation Law.

“Dispose,” “Disposing,” or “Disposition” means, with respect to any asset (or any derivative or similar arrangement) whereby a portion or all of the economic interests in, or risk of loss or opportunity for gain with respect to, such assets is transferred or shifted to another Person, any direct or indirect Transfer of such asset, whether such Transfer be voluntary, involuntary, or by operation of Applicable Law, including the following: (a) in the case of an asset owned by a natural person, a Transfer of such asset upon the death of its owner, whether by will, intestate succession, or otherwise; (b) in the case of an asset owned by an entity, (i) any Transfer of Equity Securities of such entity or merger, division, or consolidation of such entity (other than (A) a merger in which such entity is the survivor thereof or (B) a merger of such entity with a wholly-owned Subsidiary, in each case of clauses (A) and (B), if, after giving effect to such merger, all of the Equity Securities of the survivor of such merger are owned by the same Persons and in the same quantities as the Equity Securities of such entity were owned immediately prior to such merger) or (ii) any distribution of such asset, including in connection with the dissolution, liquidation, winding-up, or termination of such entity; and (c) any Transfer in connection with, or in lieu of, a foreclosure of a Lien; but such terms shall not include the creation of a Lien itself.

“Disposition Event” shall have the meaning set forth in the Pubco Articles.

“Effective Time” means the time of the Transactions Closing.

“Equity Securities” means, with respect to any Person, any (i) membership or limited liability company interests, partnership interests, or shares of capital stock, (ii) equity, ownership, voting, profit or participation interests or (iii) similar rights or securities in such Person or any of its Subsidiaries, or any rights or securities convertible into or exchangeable for, options or other rights to acquire from such Person or any of its Subsidiaries, or obligation on the part of such Person or any of its Subsidiaries to issue, any of the foregoing.

“Exchange Act” means the Securities Exchange Act of 1934.

“Fiscal Year” means the Company’s fiscal year, which shall initially be the calendar year and which may be changed from time to time as determined by the Managing Member.

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“Governmental Authority” means any transnational, domestic or foreign federal, state or local governmental, regulatory or administrative authority, department, court, agency, entity or official, including any political subdivision thereof.

“Indebtedness” means (a) all indebtedness for borrowed money (including capitalized lease obligations, sale-leaseback transactions or other similar transactions, however evidenced), (b) any other indebtedness that is evidenced by a note, bond, debenture, draft or similar instrument, (c) notes payable and (d) lines of credit and any other agreements relating to the borrowing of money or extension of credit.

“Initial Series C Stockholder” means Arrington XRP Capital Fund, LP, a Delaware limited partnership.

“Involuntary Transfer” means any Transfer of Units by a Member resulting from (i) any seizure under levy of attachment or execution, (ii) any bankruptcy (whether voluntary or involuntary), (iii) any Transfer to a state or to a public officer or agency pursuant to any statute pertaining to escheat or abandoned property, (iv) any divorce or separation agreement or a final decree of a court in a divorce action or (v) death or permanent disability.

“IRS” means the Internal Revenue Service of the United States.

“Liens” means any pledge, encumbrance, security interest, purchase option, conditional sale agreement, call or similar right.

“LLC Unit” means a common Unit designated as such with the designations, preferences or special rights specified herein.

“Managing Member” means (i) Pubco so long as Pubco has not withdrawn as the Managing Member pursuant to Section 7.02 and (ii) any successor thereof appointed as Managing Member in accordance with Section 7.02.

“Member” means any Person admitted as a Member of the Company on the Member Schedule and the books and records of the Company, in accordance with the terms of this Agreement and for so long as such Person continues to be a Member of the Company.

“Member Nonrecourse Debt” has the same meaning as the term “partner nonrecourse debt” in Treasury Regulations Section 1.704-2(b)(4).

“Member Nonrecourse Debt Minimum Gain” means an amount with respect to each “partner nonrecourse debt” (as defined in Treasury Regulation Section 1.704-2(b)(4)) equal to the Company Minimum Gain that would result if such partner nonrecourse debt were treated as a nonrecourse liability (as defined in Treasury Regulation Section 1.752-1(a)(2)) determined in accordance with Treasury Regulation Section 1.704-2(i)(3).

“Member Nonrecourse Deductions” has the same meaning as the term “partner nonrecourse deductions” in Treasury Regulations Sections 1.704-2(i)(1) and 1.704-2(i)(2).

“Net Income” and “Net Loss” mean, for each Fiscal Year or other period, an amount equal to the Company’s taxable income or loss for such Fiscal Year or period, determined in accordance with Section 703(a) of the Code (for this purpose, all items of income, gain, loss, or deduction required to be stated separately pursuant to Section 703(a)(1) of the Code shall be included in taxable income or loss), with the following adjustments (without duplication):

(i) Any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Net Income or Net Loss pursuant to this definition of “Net Income” and “Net Loss” shall be added to such taxable income or loss;

54

(ii) Any expenditures of the Company described in Section 705(a)(2)(B) of the Code or treated as Section 705(a)(2)(B) of the Code expenditures pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(i), and not otherwise taken into account in computing Net Income and Net Loss pursuant to this definition of “Net Income” and “Net Loss,” shall be treated as deductible items;

(iii) In the event the Carrying Value of any Company asset is adjusted pursuant to subparagraphs (ii) or (iii) of the definition of “Carrying Value,” the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the Carrying Value of the asset) or an item of loss (if the adjustment decreases the Carrying Value of the asset) from the disposition of such asset and shall be taken into account, immediately prior to the event giving rise to such adjustment, for purposes of computing Net Income or Net Loss;

(iv) Gain or loss resulting from any disposition of Property with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Carrying Value of the Property disposed of, notwithstanding that the adjusted tax basis of such Property differs from its Carrying Value;

(v) In lieu of the depreciation, amortization, and other cost recovery deductions taken into account in computing such taxable income or loss, there shall be taken into account Depreciation for such Fiscal Year, computed in accordance with the definition of Depreciation;

(vi) To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Section 734(b) of the Code is required, pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m)(4), to be taken into account in determining Capital Accounts as a result of a distribution other than in liquidation of a Member’s interest in the Company, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) from the disposition of such asset and shall be taken into account for purposes of computing Net Income or Net Loss; and

(vii) Notwithstanding any other provision of this definition, any items that are specially allocated pursuant to Section 5.04(b), Section 5.04(c) and Section 5.04(d) shall not be taken into account in computing Net Income and Net Loss.

The amounts of the items of Company income, gain, loss, or deduction available to be specially allocated pursuant to Section 5.04(b), Section 5.04(c) and Section 5.04(d) shall be determined by applying rules analogous to those set forth in subparagraphs (i) through (vi) above.

“Non-Pubco Member” means any Member that is not a Pubco Member.

“Nonrecourse Deductions” has the meaning set forth in Treasury Regulations Sections 1.704-2(b)(1) and 1.704-2(c).

“Original Units” means the Units held by Ripple immediately prior to the effectiveness of this Agreement.

“Outstanding Voting Shares” means, at any given time, the aggregate number of shares of Class A Common Stock and Class B Common Stock then outstanding.

“Percentage Interest” means, with respect to any Member, a fractional amount, expressed as a percentage: (i) the numerator of which is the aggregate number of LLC Units owned of record thereby and (ii) the denominator of which is the aggregate number of LLC Units issued and outstanding. The sum of the outstanding Percentage Interests of all Members shall at all times equal 100%.

“Permitted Transferee” means, other than with respect to Pubco, (a) any Member and (b) (i) in the case of any Member that is not a natural person, any Person that is an Affiliate of such Member or its beneficial owners, and (ii) in the case of any Member that is a natural person, (A) any Person to whom LLC Units are Transferred

55

from such Member (1) by will or the laws of descent and distribution or (2) by gift without consideration of any kind; provided that, in the case of clause (2), such Transferee is the spouse, the lineal descendant, sibling, parent, heir, executor, administrator, testamentary trustee, legatee or beneficiary of such Member (including adoptive relationships), (B) a trust, family-partnership or estate-planning vehicle that is for the exclusive benefit of such Member or its Permitted Transferees under (A) above or (C) any institution qualified as tax-exempt under Section 501(c)(3) of the Code.

“Person” means any individual, firm, corporation, partnership, limited liability company, trust, estate, joint venture, governmental authority or other entity.

“Prime Rate” means the rate of interest from time to time identified by JP Morgan Chase, N.A. as being its “prime” or “reference” rate.

“Property” means an interest of any kind in any real, personal or intellectual (or mixed) property, including cash, and any improvements thereto, and shall include both tangible and intangible property.

“Pubco Common Stock” means all classes and series of common stock of Pubco, including the Class A Common Stock, Class B Common Stock and Class C Common Stock.

“Pubco Member” means (i) Pubco and (ii) any Subsidiary of Pubco (other than the Company and its Subsidiaries) that is or becomes a Member.

“Pubco Preferred Stock” means the preferred stock, par value $0.001 per share, of Pubco.

“Pubco Voting Preferred Stock” means any shares of Pubco Preferred Stock that have voting powers.

“Redeemed Units Equivalent” means the product of (a) the Share Settlement, times (b) the Unit Redemption Price.

“Relative Percentage Interest” means, with respect to any Member relative to another Member or Members, a fractional amount, expressed as a percentage, the numerator of which is the Percentage Interest of such Member; and the denominator of which is (x) the Percentage Interest of such Member plus (y) the aggregate Percentage Interest of such other Member or Members.

“Ripple Group Holders” means Ripple and any other holders of Pubco Common Stock, Pubco Preferred Stock or LLC Units who are collectively deemed to form a “group” as defined in Section 13(d) of the Exchange Act.

“Ripple Group Ownership Percentage” means the quotient of (x) the number of shares of Class A Common Stock and Class B Common Stock beneficially held by the Ripple Group Holders and (y) the Outstanding Voting Shares.

“RippleWorks” means RippleWorks Inc., a Delaware nonprofit nonstock corporation.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933.

“Series C Attributed Ownership Percentage” means the quotient of (x) the sum of (i) the number of shares of Pubco Class A Common Stock, Pubco Class B Common Stock and Pubco Voting Preferred Stock, if applicable, held by the Initial Series C Stockholder, RippleWorks and the Series C DQ Persons and (ii) the Series C Indirect Ownership Amount and (y) the Outstanding Voting Shares.

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“Series C DQ Persons” means any holders of Pubco Common Stock, Pubco Voting Preferred Stock or LLC Units who are “disqualified persons” with respect to RippleWorks within the meaning of Section 4946 of the Code for purposes of the excess business holdings rules set forth in Section 4943 of the Code.

“Series C Indirect Ownership Amount” means, at any given time, the aggregate number of shares of Pubco Class A Common Stock, Pubco Class B Common Stock and Pubco Voting Preferred Stock that RippleWorks, the Initial Series C Stockholder and any Series C DQ Person are deemed to indirectly own under the excess business holdings rules set forth in Section 4943 of the Code as a result of Rippleworks’, the Initial Series C Stockholder’s or any other Series C DQ Persons’ ownership of stock in a corporation, profits interest in a partnership, or beneficial interest in a trust, estate or unincorporated enterprise that, in each case, beneficially owns Class A Common Stock, and/or Class B Common Stock and/or Pubco Voting Preferred Stock.

“Subsidiary” means, with respect to any Person, any corporation, partnership, limited liability company, association, joint venture or other business entity of which more than 50% of the total voting power of Equity Securities or other ownership interests entitled (without regard to the occurrence of any contingency) to vote in the election of the Person or Persons (whether directors, managers, trustees or other Persons performing similar functions) having the power to direct or cause the direction of the management and policies thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof.

“Substitute Member” means any Person admitted as a Member of the Company pursuant to Section 3.02 in connection with the Transfer of then-existing Units to such Person.

“Tax Distribution” means a distribution made by the Company pursuant to Section 5.03(e)(i) or Section 5.03(e)(ii).

“Tax Distribution Amount” means, with respect to a Member’s Units, whichever of the following applies with respect to the applicable Tax Distribution, in each case in an amount not less than zero:

(i) With respect to a Tax Distribution pursuant to Section 5.03(e)(i), the excess, if any, of (A) such Member’s required annualized income installment for such estimated payment date under Section 6655(e) of the Code, assuming that (v) such Member is a corporation (which assumption, for the avoidance of doubt, shall not affect the determination of the Tax Rate), (w) Section 6655(e)(2)(C)(ii) is in effect, (x) such Member’s only income is from the Company and (y) the Tax Rate applies, which amount shall be calculated based on the projections believed by the Managing Member in good faith to be, reasonable projections of the net taxable income to be allocated to such Units pursuant to this Agreement and without regard to any adjustments pursuant to Section 704(c) (with respect to Property contributed to the Company) or reverse Section 704(c) allocations (as a result of any revaluation of the Company assets or otherwise), 734, 743, or 754 of the Code over (B) the aggregate amount of distributions made by the Company pursuant to Section 5.03(b) with respect to such Units since the prior Quarterly Tax Distribution Date.

(ii) With respect to a Tax Distribution for an entire Fiscal Year pursuant to Section 5.03(e)(ii), the excess, if any, of (A) the product of (x) the net taxable income, determined without regard to any adjustments pursuant to Section 704(c) (with respect to Property contributed to the Company) or reverse Section 704(c) allocations (as a result of any revaluation of the Company assets or otherwise), or Section 734, 743, or 754 of the Code, allocated to such Units pursuant to this Agreement for the relevant Fiscal Year and (y) the Tax Rate, over (B) the aggregate amount of distributions made by the Company pursuant to Section 5.03(b) or Section 5.03(e)(i) with respect to such Units made with respect to such Fiscal Year.

For purposes of this Agreement, in determining the Tax Distribution Amount of a Member, (a) taxable income and taxable loss allocated to Ripple with respect to any period prior to the Effective Time (whether with respect to income or loss of the Company, or income or loss of a Subsidiary of the Company) shall be

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disregarded and not taken into account, and no Tax Distribution shall be payable to the Members with respect thereto, (b) the taxable income allocated to such Member’s Units shall be offset by any taxable losses (determined without regard to any adjustments pursuant to Section 704(c), 734, 743, or 754 of the Code) previously allocated to such Units to the extent such losses were not allocated in the same proportion as the Member’s Percentage Interests and have not previously offset taxable income in the determination of the Tax Distribution Amount and (c) the Tax Distribution Amount with regard to a Member shall be increased without duplication by the amount of any liability (calculated using the assumptions in this definition) attributable to a post-Transactions Closing taxable year (and the portion of taxable year in which the Transactions Closing occurs that begins after the date of the Transactions Closing determined on a “closing of the books” method) arising from an election by the Company or any of its Subsidiaries pursuant to Section 6226 of the Code or any analogous election under state or local tax Laws.

“Tax Rate” means the highest marginal tax rates for an individual (or corporation, if higher) that is resident in New York, New York applicable to ordinary income, qualified dividend income or capital gains, as appropriate, taking into account the holding period of the assets disposed of and the year in which the taxable net income is recognized by the Company and taking into account the maximum limitations on deductions, including under Section 162 through Section 164 of the Code and Section 67 and Section 68 of the Code, and adjusted to the extent necessary to calculate federal, state and local tax liability separately so as to take into account such limitations and the calculation under the applicable state and local tax Laws of taxable income and taxable losses (and the extent to which such losses may offset such income); provided, that the Managing Member shall be permitted to use a lower rate in the event that it determines it is in the best interest of the Company so long as in its reasonable good faith determination, such lower rate shall not be adverse to the Members. For the avoidance of doubt, the Tax Rate shall be the same for all Members.

“Tax Receivable Agreement” means the Tax Receivable Agreement, dated as of the date hereof, by and among Pubco, the Company and certain other parties thereto.

“Trading Day” means a day on which the principal U.S. securities exchange on which the Class A Common Stock is listed or admitted to trading is open for the transaction of business (unless such trading shall have been suspended for the entire day).

“Transaction Documents” means this Agreement, the BCA, the Ancillary Documents (as defined in the BCA), the Subscription Agreements and the Tax Receivable Agreement, as well as any documents referenced therein.

“Transfer” means any sale, assignment, transfer, exchange, gift, bequest, pledge, hypothecation or other disposition or encumbrance, direct or indirect, in whole or in part, by operation of law or otherwise, and shall include all matters deemed to constitute a Transfer under Article 8. The terms “Transferred”, “Transferring”, “Transferor”, “Transferee” and “Transferable” have meanings correlative to the foregoing. Notwithstanding the foregoing, in no event shall any direct or indirect sale, assignment, transfer, exchange, gift, bequest, pledge, hypothecation or other disposition or encumbrance, whether by operation of law or otherwise, of a partnership interest in an investment fund or investment partnership that is a direct or indirect equityholder of a Member be considered, in and of itself, a “Transfer” for purposes of this Agreement.

“Treasury Regulations” mean the regulations promulgated under the Code.

“Units” means units of limited liability company interests of the Company, including LLC Units and any other class, series or type of units of limited liability interests in the Company designated by the Company after the date hereof in accordance with this Agreement; provided that any type, class or series of Units shall have the designations, preferences or special rights set forth or referenced in this Agreement, and the limited liability company interests of the Company represented by such type, class or series of Units shall be determined in accordance with such designations, preferences or special rights.

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“Unit Redemption Price” means the arithmetic average of the volume weighted average prices for a share of Class A Common Stock on the principal U.S. securities exchange or automated or electronic quotation system on which the Class A Common Stock trades, as reported by The Wall Street Journal or its successor, for each of the three (3) consecutive full Trading Days ending on and including the last full Trading Day immediately prior to the date of Redemption (or the date of the Call Notice, as applicable), subject to appropriate and equitable adjustment for any stock splits, reverse splits, stock dividends or similar events affecting the Class A Common Stock. If the Class A Common Stock no longer trades on a securities exchange or automated or electronic quotation system, then the Unit Redemption Price shall be determined in good faith by a committee of the board of directors of Pubco composed of a majority of the directors of Pubco that do not have an interest in the LLC Units being redeemed.

(b) Each of the following terms is defined in the Section set forth opposite such term:

“100 Partner Safe Harbor”	Section 10.08(b)

“Agreement”	Preamble

“BCA”	Recitals

“BCA Signing Date”	Recitals

“Call Member”	Section 9.01

“Call Notice”	Section 9.01

“Call Units”	Section 9.01

“Cash Settlement”	Section 10.01(b)

“Class A Common Stock”	Recitals

“Company”	Preamble

“Company Merger”	Recitals

“Company Merger Sub”	Recitals

“Confidential Information”	13.11(b)

“Contribution Notice”	10.01(b)

“Controlled Entities”	11.02(e)

“Direct Exchange”	10.03(a)

“Dissolution Event”	12.01(c)

“Economic Pubco Security”	4.01(a)

“e-mail”	13.03

“Exchange Election Notice”	10.03(b)

“Expenses”	11.02(e)

“GAAP”	3.03(b)

“Indemnification Sources”	11.02(e)

“Indemnitee-Related Entities”	11.02(e)(i)

“Jointly Indemnifiable Claims”	11.02(e)(ii)

“Member Parties”	13.11(a)

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“Member Schedule”	Recitals

“Mergers”	Recitals

“Officers”	7.05(a)

“Prior LLC Agreement”	Recitals

“Pubco”	Preamble

“Pubco Offer”	10.04(a)

“Pubco Articles”	4.01(a)

“Redeemed Units”	10.01(a)

“Redeeming Member”	10.01(a)

“Redemption”	10.01(a)

“Redemption Date”	10.01(a)

“Redemption Notice”	10.01(a)

“Redemption Right”	10.01(a)

“Regulatory Allocations”	5.04(c)

“Retraction Notice”	10.01(b)

“Revaluation”	5.02(c)

“Ripple”	Preamble

“Ripple Group Ownership Violation”	Section 10.08(a)(ii)

“Ripple Group Subscribers”	Recitals

“Series C Stockholder Maximum Ownership Violation”	Section 4.02(d)(iv)

“Share Settlement”	Section 10.01(b)

“SPAC”	Recitals

“SPAC Class A Common Shares”	Recitals

“SPAC Merger”	Recitals

“SPAC Merger Sub”	Recitals

“Specified Exchange Date”	Section 10.08(b)(i)

“Subscription Agreements”	Recitals

“Tax Matters Representative”	6.01

“Transactions”	Recitals

“Transactions Closing”	Recitals

“Transferor Member”	5.02(b)

“Withholding Advances”	5.06(a)

Section 1.02. Other Definitional and Interpretative Provisions. The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to

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any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections and Schedules are to Articles, Sections and Schedules of this Agreement unless otherwise specified. All Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import. The word “or” is not exclusive. “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media and email) in a visible form. References to any statute shall be deemed to refer to such statute as amended from time to time and to any rules or regulations promulgated thereunder. References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof. References to any Person include the successors and permitted assigns of that Person. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively. References to “law”, “laws” or to a particular statute or law shall be deemed also to include any Applicable Law. As used in this Agreement, all references to “majority in interest” and phrases of similar import shall be deemed to refer to such percentage or fraction of interest based on the Relative Percentage Interests of the Members subject to such determination. Unless otherwise expressly provided herein, when any approval, consent or other matter requires any action or approval of any group of Members, including any holders of any class of Units, such approval, consent or other matter shall require the approval of a majority in interest of such group of Members. Except to the extent otherwise expressly provided herein, all references to any Member shall be deemed to refer solely to such Person in its capacity as such Member and not in any other capacity. All references to “$,” “U.S. dollars” or “dollars” means the legal tender of the United States of America. Decisions made in a party’s “sole discretion” may be taken for any reason or no reason.

ARTICLE 2

THE COMPANY

Section 2.01. Formation. The Company was formed upon the filing of the certificate of formation of the Company with the Secretary of State of the State of Delaware on July 18, 2025. Each Officer is hereby designated as an “authorized person” of the Company within the meaning of the Delaware Act, and shall file and record any amendments or restatements to the certificate of formation of the Company and such other certificates and documents (and any amendments or restatements thereof) as may be required under the laws of the State of Delaware and of any other jurisdiction in which the Company may conduct business. The Officers shall, on request, provide any Member with copies of each such document as filed and recorded. The Members hereby agree that the Company and its Subsidiaries shall be governed by the terms and conditions of this Agreement and, except as otherwise provided herein, the Delaware Act; provided, however, that if any provision of this Agreement conflicts with any rule stated in the Delaware Act that applies except to the extent it is negated or modified through the provisions of a limited liability company agreement, then the provisions of this Agreement shall control and such rule is modified or negated accordingly.

Section 2.02. Name. The name of the Company shall be Pathfinder Digital Assets LLC; provided that the Managing Member may change the name of the Company to such other name as the Managing Member shall determine, and shall have the authority to execute, acknowledge, deliver, file and record such further certificates, amendments, instruments and documents, and to do all such other acts and things, as may be required by Applicable Law or as, in the reasonable judgment of the Managing Member, may be necessary or advisable to effect such change.

Section 2.03. Term. The Company shall have perpetual existence unless sooner dissolved and its affairs wound up as provided in Article 12.

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Section 2.04. Registered Agent and Registered Office. The name of the registered agent of the Company for service of process on the Company in the State of Delaware shall be The Corporation Trust Company, and the address of such registered agent and the address of the registered office of the Company in the State of Delaware shall be c/o The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, City of Wilmington, County of New Castle, Delaware 19801. Such office and such agent may be changed to such place within the State of Delaware and any successor registered agent, respectively, as may be determined from time to time by the Managing Member in accordance with the Delaware Act.

Section 2.05. Purposes. The Company has been formed for the object and purpose of, and the nature of the business to be conducted and promoted by the Company is to engage in the Business and to carry on any other lawful act or activities for which limited liability companies may be formed under the Delaware Act.

Section 2.06. Powers of the Company. The Company shall have the power and authority to take any and all actions necessary, appropriate or advisable to or for the furtherance of the purposes set forth in Section 2.05.

Section 2.07. Partnership Tax Status. The Members intend that the Company shall be treated as a partnership for federal, state and local income tax purposes to the extent such treatment is available, and agree to take such actions as may be necessary to receive and maintain such treatment and refrain from taking any actions inconsistent therewith.

Section 2.08. Regulation of Internal Affairs. The internal affairs of the Company and the conduct of its business shall be regulated by this Agreement, and to the extent not provided for herein, shall be determined by the Managing Member.

Section 2.09. Ownership of Property. Legal title to all Property, conveyed to, or held by the Company or its Subsidiaries shall reside in the Company or its Subsidiaries and shall be conveyed only in the name of the Company or its Subsidiaries and no Member or any other Person, individually, shall have any ownership of such Property.

Section 2.10. Subsidiaries. The Company shall cause the business and affairs of each of the Subsidiaries to be managed by the Managing Member in accordance with and in a manner consistent with this Agreement.

Section 2.11. Qualification in Other Jurisdictions. The Managing Member shall execute, deliver and file certificates (and any amendments or restatements thereof) necessary for the Company to qualify to do business in the jurisdictions in which the Company may wish to conduct business. In those jurisdictions in which the Company may wish to conduct business in which qualification or registration under assumed or fictitious names is required or desirable, the Managing Member shall cause the Company to be so qualified or registered in compliance with Applicable Law.

ARTICLE 3

UNITS; MEMBERS; BOOKS AND RECORDS; REPORTS

Section 3.01. Units; Admission of Members.

(a) Each Member’s interest in the Company, including such Member’s interest, if any, in the capital, income, gain, loss, deduction and expense of the Company and the right to vote, if any, on certain Company matters as provided in this Agreement, shall be represented by Units. The ownership by a Member of Units shall entitle such Member to allocations of profits and losses and other items and distributions of cash and other property as is set forth in Article 5. Units shall be issued in non-certificated form.

Effective upon the Transactions Closing, pursuant and subject to the BCA and the Subscription Agreements, (1) all of the limited liability company interests of Company Merger Sub issued and outstanding immediately prior to the effective time of the Company Merger were converted into a number of LLC Units equal to the

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number of shares of Class A Common Stock outstanding immediately following the effective time of the Company Merger and Pubco has been admitted to the Company and hereby continues as a Member and as the Managing Member, (2) each issued and outstanding Original Unit was automatically cancelled and ceased to exist in exchange for the right to receive from Pubco one share of Class A Common Stock, other than with respect to the number of Original Units held by Ripple that have been converted into LLC Units in lieu of shares of Class A Common Stock pursuant to Section 2.8(a) of the BCA, and Ripple hereby continues as a Member and (3) the Company issued to the Ripple Group Subscribers the number of LLC Units subscribed for by such Ripple Group Subscribers pursuant to the Subscription Agreements, in each case in accordance with the allocation mechanics set forth therein, and each of the Ripple Group Subscribers is hereby admitted as a Member. After giving effect to the transactions and issuances described above and the Transactions Closing, the Members own the LLC Units set forth opposite their names in the Member Schedule. Immediately following the Transactions Closing, and after giving effect to the Post-Closing Contribution, the Member Schedule shall be updated again, including to reflect the number of LLC Units then held by Pubco and SPAC Surviving Subsidiary.

(b) The Member Schedule shall be maintained by the Managing Member on behalf of the Company in accordance with this Agreement. Notwithstanding anything to the contrary contained herein or in the Delaware Act, neither the Managing Member nor the Company shall be required to disclose an unredacted Member Schedule to any Non-Pubco Member, or any other information showing the identity of the other Non-Pubco Members or the number of LLC Units or shares of Class B Common Stock owned by another Non-Pubco Member. For each Non-Pubco Member, the Company shall provide such Member, upon request, a redacted copy of the Member Schedule revealing only such Member’s LLC Units, the total issued and outstanding LLC Units, and such Member’s Percentage Interest. When any Units or other Equity Securities of the Company are issued, repurchased, redeemed, converted or Transferred in accordance with this Agreement, the Member Schedule shall be amended by the Managing Member to reflect such issuance, repurchase, redemption or Transfer, the admission of Additional Members or Substitute Members and the resulting Percentage Interest of each Member. Following the date hereof, no Person shall be admitted as a Member and no additional Units shall be issued except as expressly provided herein.

(c) As of the date hereof, there is one class of Units: LLC Units. The Managing Member may cause the Company to authorize and issue from time to time such other Units or other Equity Securities of any type, class or series and having the designations, preferences or special rights as may be determined by the Managing Member. Such Units or other Equity Securities may be issued pursuant to such agreements as the Managing Member shall approve, including with respect to Persons employed by or otherwise performing services for the Company or any of its Subsidiaries, other equity compensation agreements, options or warrants. When any such other Units or other Equity Securities are authorized and issued, the Member Schedule and this Agreement shall be amended by the Managing Member to reflect such additional issuances and resulting dilution, which shall be borne by all Members in proportion to their respective Percentage Interests.

Section 3.02. Substitute Members and Additional Members. (a) Except as provided in Section 3.01(b), no Transferee of any Units or Person to whom any Units are issued pursuant to this Agreement shall be admitted as a Member hereunder or acquire any rights hereunder, including any voting rights or the right to receive distributions and allocations in respect of the Transferred or issued Units, as applicable, unless (i) such Units are Transferred or issued in compliance with the provisions of this Agreement (including Article 8), (ii) such Transferee or recipient shall have executed and delivered to the Company such instruments as the Managing Member deems necessary or desirable, in its reasonable discretion, to effectuate the admission of such Transferee or recipient as a Member and to confirm the agreement of such Transferee or recipient to be bound by all the terms and provisions of this Agreement, (iii) the Managing Member shall have received the opinion of counsel, if any, required by Section 3.02(b) in connection with such Transfer and (iv) all necessary instruments reflecting such Transfer or admission, if any, shall have been filed in each jurisdiction in which such filling is necessary in order to qualify the Company to conduct business or to preserve the limited liability of the Members. Upon complying with the immediately preceding sentence, without the need for any further action of any Person, a Transferee or recipient shall be deemed admitted to the Company as a Member. A Substitute Member shall enjoy

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the same rights, and be subject to the same obligations, as the Transferor; provided that such Transferor shall not be relieved of any obligation or liability hereunder arising prior to the consummation of such Transfer but shall be relieved of all future obligations with respect to the Units so Transferred. As promptly as practicable after the admission of any Person as a Member, the books and records of the Company shall be changed to reflect such admission of a Substitute Member or Additional Member. In the event of any admission of a Substitute Member or Additional Member pursuant to this Section 3.02(a), this Agreement shall be deemed amended to reflect such admission, and any formal amendment of this Agreement (including the Member Schedule) in connection therewith shall only require execution by the Company and such Substitute Member or Additional Member, as applicable, to be effective.

(b) As a further condition to any Transfer of all or any part of a Member’s Units, the Managing Member may, in its discretion, require a written opinion of counsel to the Transferring Member reasonably satisfactory to the Managing Member, obtained at the sole expense of the Transferring Member, reasonably satisfactory in form and substance to the Managing Member, as to such matters as are customary and appropriate in transactions of this type, including, without limitation (or, in the case of any Transfer made to a Permitted Transferee, limited to an opinion) to the effect that such Transfer will not result in a violation of the registration or other requirements of the Securities Act or any other federal or state securities laws. No such opinion, however, shall be required in connection with a Transfer made pursuant to Article 10 of this Agreement.

(c) If a Member shall Transfer all (but not less than all) of its Units, the Member shall thereupon cease to be a Member of the Company.

(d) All reasonable costs and expenses incurred by the Managing Member and the Company in connection with any Transfer of a Member’s Units, including any filing and recording costs and the reasonable fees and disbursements of counsel for the Company, shall be paid by the Transferring Member. In addition, the Transferring Member hereby indemnifies the Managing Member and the Company against any losses, claims, damages or liabilities to which the Managing Member, the Company, or any of their Affiliates may become subject arising out of or based upon any false representation or warranty made by, or breach or failure to comply with any covenant or agreement of, such Transferring Member or such Transferee in connection with such Transfer.

(e) In connection with any Transfer of any portion of a Member’s Units pursuant to Article 10 of this Agreement, the Managing Member shall cause the Company to take any action as may be required under Article 10 of this Agreement or requested by any party thereto to effect such Transfer promptly.

Section 3.03. Tax and Accounting Information. (a) Accounting Decisions and Reliance on Others. All decisions as to accounting matters, except as otherwise specifically set forth herein, shall be made by the Managing Member in accordance with Applicable Law and with accounting methods followed for U.S. federal income tax purposes. In making such decisions, the Managing Member may rely upon the advice of the independent accountants of the Company.

(b) Records and Accounting Maintained. The books and records of the Company shall be kept, and the financial position and the results of its operations recorded, in all material respects in accordance with United States generally accepted accounting principles as in effect from time to time (“GAAP”). The Fiscal Year of the Company shall be used for financial reporting and for federal income tax purposes.

(c) Financial Reports.

(i) The books and records of the Company shall be audited as of the end of each Fiscal Year by the same accounting firm that audits the books and records of Pubco (or, if such firm declines to perform such audit, by an accounting firm selected by the Managing Member).

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(ii) In the event neither Pubco nor the Company is required to file an annual report on Form 10-K or quarterly report on Form 10-Q, the Company shall deliver, or cause to be delivered, the following to Pubco and each other Member:

(A) not later than ninety (90) days after the end of each Fiscal Year of the Company, a copy of the audited consolidated balance sheet of the Company and its Subsidiaries as of the end of such Fiscal Year and the related statements of operations and cash flows for such Fiscal Year, setting forth in each case in comparative form the figures for the previous year, all in reasonable detail; and

(B) not later than forty-five (45) days or such later time as permitted under applicable securities law after the end of each of the first three fiscal quarters of each Fiscal Year, the unaudited consolidated balance sheet of the Company and its Subsidiaries, and the related statements of operations and cash flows for such quarter and for the period commencing on the first day of the Fiscal Year and ending on the last day of such quarter.

(d) Tax Returns.

(i) The Company shall timely prepare or cause to be prepared by an accounting firm selected by the Managing Member all federal, state, local and foreign tax returns (including information returns) of the Company and its Subsidiaries, which may be required by a jurisdiction in which the Company and its Subsidiaries operate or conduct business for each year or period for which such returns are required to be filed and shall cause such returns to be timely filed. Upon request of any Member, the Company shall furnish to such Member a copy of each such tax return; and

(ii) The Company shall furnish to each Member (a) as soon as reasonably practical after the end of each Fiscal Year and in any event by June 30, all information concerning the Company and its Subsidiaries required for the preparation of tax returns of such Members (or any beneficial owner(s) of such Member), including a report (including Schedule K-1), indicating each Member’s share of the Company’s taxable income, gain, credits, losses and deductions for such year, in sufficient detail to enable such Member to prepare its federal, state and other tax returns; provided that estimates of such information believed by the Managing Member in good faith to be reasonable shall be provided by March 15, (b) as soon as reasonably possible after the close of the relevant fiscal period, but in no event later than ten days prior to the date an estimated tax payment is due, such information concerning the Company as is required to enable such Member (or any beneficial owner of such Member) to pay estimated taxes and (c) as soon as reasonably possible after a request by such Member, such other information concerning the Company and its Subsidiaries that is reasonably requested by such Member for compliance with its tax obligations (or the tax obligations of any beneficial owner(s) of such Member) or for tax planning purposes.

(e) Inconsistent Positions. No Member shall take a position on its income tax return with respect to any item of Company income, gain, deduction, loss or credit that is different from the position taken on the Company’s income tax return with respect to such item unless such Member notifies the Company of the different position the Member desires to take and the Company’s regular tax advisors, after consulting with the Member, are unable to provide an opinion that (after taking into account all of the relevant facts and circumstances) the arguments in favor of the Company’s position outweigh the arguments in favor of the Member’s position.

Section 3.04. Books and Records. The Company shall keep full and accurate books of account and other records of the Company at its principal place of business.

ARTICLE 4

PUBCO OWNERSHIP; RESTRICTIONS ON PUBCO STOCK

Section 4.01. Pubco Ownership. (a) Except as otherwise determined by Pubco, if at any time Pubco issues a share of Class A Common Stock, Class C Common Stock or any other Equity Security of Pubco entitled to any economic rights (an “Economic Pubco Security”) with regard thereto (other than Class B Common Stock, or other Equity Security of Pubco not entitled to any economic rights with respect thereto), (i) the Company shall

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issue to Pubco one LLC Unit (if Pubco issues a share of Class A Common Stock or Class C Common Stock) or such other Equity Security of the Company (if Pubco issues an Economic Pubco Security other than Class A Common Stock or Class C Common Stock) corresponding to the Economic Pubco Security, and with substantially the same rights to dividends and distributions (including distributions upon liquidation) and other economic rights as those of such Economic Pubco Security and (ii) the net proceeds received by Pubco with respect to the corresponding Economic Pubco Security, if any, shall be concurrently contributed to the Company; provided, however, that if Pubco issues any Economic Pubco Securities, some or all of the net proceeds of which are to be used to fund expenses or other obligations of Pubco for which Pubco would be permitted a distribution pursuant to Section 5.03(c), then Pubco shall not be required to transfer such net proceeds to the Company which are used or will be used to fund such expenses or obligations; provided, further, that if Pubco issues any shares of Class A Common Stock upon an exchange of an equal number of shares of Class C Common Stock pursuant to the amended and restated articles of incorporation of Pubco (the “Pubco Articles”), then the Company shall not issue any new LLC Units in connection therewith (it being understood that Pubco will not receive any proceeds in connection therewith); and provided, further, that if Pubco issues any shares of Class A Common Stock in order to purchase or fund the purchase from a Non-Pubco Member of a number of LLC Units (and, if applicable, shares of Class B Common Stock) or to purchase or fund the purchase of shares of Class A Common Stock, in each case equal to the number of shares of Class A Common Stock issued, then the Company shall not issue any new LLC Units in connection therewith and Pubco shall not be required to transfer such net proceeds to the Company (it being understood that such net proceeds shall instead be transferred to such Non-Pubco Member or transferor of Class A Common Stock, as applicable, as consideration for such purchase).

(b) For the avoidance of doubt, this Article 4 shall apply to the issuance and distribution to holders of shares of Pubco Common Stock of rights to purchase Equity Securities of Pubco under a “poison pill” or similar shareholders rights plan (it also being understood that upon redemption or exchange of LLC Units (including any such right to purchase LLC Units in the Company) for shares of Class A Common Stock, such Class A Common Stock will be issued together with a corresponding right to purchase Equity Securities of Pubco).

(c) If at any time Pubco issues one or more shares of Class A Common Stock in connection with an equity incentive program or other compensatory plan or program, whether such share or shares are issued upon exercise of an option (including with respect to the options outstanding on the date hereof) or equity appreciation right, settlement of a restricted stock unit, as restricted stock or otherwise, the Company shall issue to Pubco a corresponding number of LLC Units; provided that Pubco shall be required to concurrently contribute the net proceeds (if any) received by Pubco from or otherwise in connection with such corresponding issuance of one or more shares of Class A Common Stock, including the exercise price of any option or equity appreciation right exercised, to the Company. If any such shares of Class A Common Stock so issued by Pubco in connection with an equity incentive program are subject to vesting or forfeiture provisions, then the LLC Units that are issued by the Company to Pubco in connection therewith in accordance with the preceding provisions of this Section 4.01(c) shall be subject to vesting or forfeiture on the same basis; if any of such shares of Class A Common Stock vest or are forfeited, then a corresponding number of the LLC Units issued by the Company in accordance with the preceding provisions of this Section 4.01(c) shall automatically vest or be forfeited. Any cash or property held by either Pubco or the Company or on either’s behalf in respect of dividends paid on restricted Class A Common Stock that fails to vest shall be returned to the Company upon the forfeiture of such restricted Class A Common Stock.

Section 4.02. Restrictions on Pubco Common Stock. (a) Except as otherwise determined by the Managing Member in accordance with Section 4.02(d), (i) the Company may not issue any additional LLC Units to Pubco unless substantially simultaneously therewith Pubco issues or sells an equal number of shares of Class A Common Stock or Class C Common Stock to another Person, (ii) the Company may not issue any additional LLC Units to any Person (other than Pubco) unless simultaneously therewith Pubco issues or sells an equal number of shares of Class B Common Stock to such Person (unless such issuance or sale to such Person of shares of Class B Common Stock would result in a Ripple Group Ownership Violation or Series C Stockholder Maximum Ownership Violation) and (iii) the Company may not issue any other Equity Securities of the

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Company to Pubco unless substantially simultaneously therewith, Pubco issues or sells, to another Person, an equal number of shares of a new class or series of Equity Securities of Pubco, with substantially the same rights to dividends and distributions (including distributions upon liquidation) and other economic rights as those of such Equity Securities of the Company.

(b) Except as otherwise determined by the Managing Member in accordance with Section 4.02(d), (i) Pubco may not redeem, repurchase or otherwise acquire any shares of Class A Common Stock unless substantially simultaneously therewith the Company redeems, repurchases or otherwise acquires from Pubco an equal number of LLC Units for the same price per security (or, if Pubco uses funds received from distributions from the Company or the net proceeds from an issuance of Class A Common Stock to fund such redemption, repurchase or acquisition, then the Company shall cancel an equal number of LLC Units for no consideration) and (ii) Pubco may not redeem or repurchase any other Equity Securities of Pubco unless substantially simultaneously therewith the Company redeems or repurchases from Pubco an equal number of Equity Securities of the Company of a corresponding class or series with substantially the same rights to dividends and distributions (including distributions upon liquidation) or other economic rights as those of such Equity Securities of Pubco for the same price per security (or, if Pubco uses funds received from distributions from the Company or the net proceeds from an issuance of Equity Securities other than Class A Common Stock to fund such redemption, repurchase or acquisition, then the Company shall cancel an equal number of its corresponding Equity Securities for no consideration). Except as otherwise determined by the Managing Member in accordance with Section 4.02(d), (x) the Company may not redeem, repurchase or otherwise acquire LLC Units from Pubco unless substantially simultaneously Pubco redeems, repurchases or otherwise acquires an equal number of shares of Class A Common Stock for the same price per security from holders thereof (except that if the Company cancels LLC Units for no consideration as described in Section 4.02(b)(i), then the price per security need not be the same) and (y) the Company may not redeem, repurchase or otherwise acquire any other Equity Securities of the Company from Pubco unless substantially simultaneously Pubco redeems, repurchases or otherwise acquires for the same price per security an equal number of Equity Securities of Pubco of a corresponding class or series with substantially the same rights to dividends and distributions (including dividends and distributions upon liquidation) and other economic rights as those of such Equity Securities of the Company (except that if the Company cancels Equity Securities for no consideration as described in Section 4.02(b)(ii), then the price per security need not be the same). Notwithstanding the immediately preceding sentence, to the extent that any consideration payable to Pubco in connection with the redemption or repurchase of any shares or other Equity Securities of Pubco consists (in whole or in part) of shares or such other Equity Securities (including, for the avoidance of doubt, in connection with the cashless exercise of an option or warrant), then redemption or repurchase of the corresponding LLC Units or other Equity Securities of the Company shall be effectuated in an equivalent manner (except if the Company cancels LLC Units or other Equity Securities for no consideration as described in this Section 4.02(b)).

(c) The Company shall not in any manner effect any subdivision (by any stock or unit split, stock or unit dividend or distribution, reclassification, reorganization, recapitalization or otherwise) or combination (by reverse stock or unit split, reclassification, reorganization, recapitalization or otherwise) of the outstanding LLC Units unless accompanied by a substantively identical subdivision or combination, as applicable, of the outstanding Pubco Common Stock, with corresponding changes made with respect to any other exchangeable or convertible securities. Pubco shall not in any manner effect any subdivision (by any stock or unit split, stock or unit dividend or distribution, reclassification, reorganization, recapitalization or otherwise) or combination (by reverse stock or unit split, reclassification, reorganization, recapitalization or otherwise) of the outstanding Pubco Common Stock unless accompanied by a substantively identical subdivision or combination, as applicable, of the outstanding LLC Units, with corresponding changes made with respect to any other exchangeable or convertible securities.

(d) Notwithstanding anything to the contrary in this Article 4:

(i) if at any time the Managing Member shall determine that any debt instrument of Pubco, the Company or its Subsidiaries shall not permit Pubco or the Company to comply with the provisions of

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Section 4.02(a) or Section 4.02(b) in connection with the issuance, redemption or repurchase of any shares of Class A Common Stock or other Equity Securities of Pubco or any of its Subsidiaries or any Units or other Equity Securities of the Company, then the Managing Member may in good faith implement an economically equivalent alternative arrangement without complying with such provisions;

(ii) if (x) Pubco incurs any indebtedness and desires to transfer the proceeds of such indebtedness to the Company and (y) Pubco is unable to lend the proceeds of such indebtedness to the Company on an equivalent basis because of restrictions in any debt instrument of Pubco, the Company or its Subsidiaries, then notwithstanding Section 4.02(a) or Section 4.02(b), the Managing Member may in good faith implement an economically equivalent alternative arrangement in connection with the transfer of proceeds to the Company using non-participating preferred Equity Securities of the Company without complying with such provisions;

(iii) in no event shall Pubco issue to any Person any shares of Class A Common Stock, Class B Common Stock or Pubco Voting Preferred Stock to the extent such issuance would result in a Ripple Group Ownership Violation; and

(iv) in no event shall Pubco issue to any Person any shares of Class A Common Stock, Class B Common Stock or Pubco Voting Preferred Stock to the extent that such issuance would cause the Series C Attributed Ownership Percentage to exceed 19.9% (a “Series C Stockholder Maximum Ownership Violation”).

ARTICLE 5

CAPITAL CONTRIBUTIONS; CAPITAL ACCOUNTS;

DISTRIBUTIONS; ALLOCATIONS

Section 5.01. Capital Contributions. (a) From and after the date hereof, no Member shall have any obligation to the Company, to any other Member or to any creditor of the Company to make any further Capital Contribution, except as expressly provided in Section 4.01(a), Section 4.01(c) or Section 10.02. No Member shall have the right to make any Capital Contribution without the written approval of the Managing Member.

(b) Except as expressly provided herein, no Member, in its capacity as a Member, shall have the right to receive any cash or any other property of the Company.

(c) In the event that the Members make any Capital Contributions, then (i) all such Capital Contributions shall be made in cash or XRP, unless otherwise approved by the Managing Member; and (ii) all amounts received by the Company pursuant to this Section 5.01 shall be credited to the Capital Accounts of the respective Members making such Capital Contributions as of the date such Capital Contributions are received by the Company.

Section 5.02. Capital Accounts.

(a) Maintenance of Capital Accounts. The Company shall maintain a Capital Account for each Member on the books of the Company in accordance with the provisions of Treasury Regulations Section 1.704-1(b)(2)(iv) and, to the extent consistent with such provisions, the following provisions:

(i) Each Member listed on the Member Schedule shall be credited with the Closing Date Capital Account Balance set forth on the Member Schedule. The Member Schedule shall be amended by the Managing Member after the Transactions Closing and from time to time to reflect adjustments to the Members’ Capital Accounts made in accordance with Sections 5.02(a)(ii), 5.02(a)(iii), 5.02(a)(iv), 5.02(c) or otherwise.

(ii) To each Member’s Capital Account there shall be credited: (A) such Member’s Capital Contributions, (B) such Member’s distributive share of Net Income and any item in the nature of income or gain that is allocated pursuant to Section 5.04 and (C) the amount of any Company liabilities assumed by such Member or that are secured by any Property distributed to such Member.

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(iii) To each Member’s Capital Account there shall be debited: (A) the amount of money and the Carrying Value of any Property distributed to such Member pursuant to any provision of this Agreement, (B) such Member’s distributive share of Net Loss and any items in the nature of expenses or losses that are allocated to such Member pursuant to Section 5.04 and (C) the amount of any liabilities of such Member assumed by the Company or that are secured by any Property contributed by such Member to the Company.

(iv) In determining the amount of any liability for purposes of subparagraphs (ii) and (iii) above there shall be taken into account Section 752(c) of the Code and any other applicable provisions of the Code and the Treasury Regulations.

The foregoing provisions and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Treasury Regulations Section 1.704-1(b) and shall be interpreted and applied in a manner consistent with such Treasury Regulations. In the event that the Managing Member shall reasonably determine that it is prudent to modify the manner in which the Capital Accounts or any debits or credits thereto are maintained (including debits or credits relating to liabilities that are secured by contributed or distributed Property or that are assumed by the Company or the Members), the Managing Member may make such modification so long as such modification will not have any effect on the amounts distributed to any Person pursuant to Article 12 upon the dissolution of the Company. The Managing Member also shall (i) make any adjustments that are necessary or appropriate to maintain equality between Capital Accounts of the Members and the amount of capital reflected on the Company’s balance sheet, as computed for book purposes, in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(g), and (ii) make any appropriate modifications in the event unanticipated events might otherwise cause this Agreement not to comply with Treasury Regulations Section 1.704-1(b).

(b) Succession to Capital Accounts. In the event any Person becomes a Substitute Member in accordance with the provisions of this Agreement, such Substitute Member shall succeed to the Capital Account of the former Member (the “Transferor Member”) to the extent such Capital Account relates to the Transferred Units.

(c) Adjustments of Capital Accounts. The Company shall revalue the Capital Accounts of the Members in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(f) (a “Revaluation”) at the following times: (i) immediately prior to the contribution of more than a de minimis amount of money or other property to the Company by a new or existing Member as consideration for one or more Units; (ii) the distribution by the Company to a Member of more than a de minimis amount of property in respect of one or more Units; (iii) the issuance by the Company of more than a de minimis amount of Units as consideration for the provision of services to or for the benefit of the Company (as described in Treasury Regulations Section 1.704-1(b)(2)(iv)(f)(5)(iii)); (iv) the liquidation of the Company within the meaning of Treasury Regulations Section 1.704-1(b)(2)(ii)(g); and (v) immediately after the exercise of any noncompensatory option (as defined in Treasury Regulation Section 1.721-2(f)) in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(s); provided, however, that adjustments pursuant to clauses (i), (ii), (iii) and (v) above shall be made only if the Managing Member reasonably determines that such adjustments are necessary or appropriate to reflect the relative economic interest of the Members.

(d) No Member shall be entitled to withdraw capital or receive distributions except as specifically provided herein. A Member shall have no obligation to the Company, to any other Member or to any creditor of the Company to restore any negative balance in the Capital Account of such Member. Except as expressly provided elsewhere herein, no interest shall be paid on the balance in any Member’s Capital Account.

(e) Whenever it is necessary for purposes of this Agreement to determine a Member’s Capital Account on a per Unit basis, such amount shall be determined by dividing the Capital Account of such Member attributable to the applicable class of Units held of record by such Member by the number of Units of such class held of record by such Member.

Section 5.03. Amounts and Priority of Distributions. (a) Distributions Generally. Except as otherwise provided in Section 11.02, distributions shall be made to the Members as set forth in this Section 5.03, at such times and in such amounts as the Managing Member, in its sole discretion, shall determine.

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(b) Distributions to the Members. Subject to Sections 5.03(e), 5.03(f) and 5.03(g), distributions shall be made to the Members in proportion to their respective Percentage Interests at such times and in such amounts as the Managing Member, in its sole discretion, shall determine.

(c) Pubco Distributions. Notwithstanding the provisions of Section 5.03(b), the Managing Member, in its sole discretion, may authorize that cash be paid to Pubco or any of its Subsidiaries (which payment shall be made without pro rata distributions to the other Members) in exchange for the redemption, repurchase or other acquisition of Units held by Pubco or any of its Subsidiaries to the extent that such cash payment is used to redeem, repurchase or otherwise acquire an equal number of shares of Class A Common Stock in accordance with Section 4.02(b).

(d) Distributions in Kind. Any distributions in kind shall be made at such times and in such amounts as the Managing Member, in its sole discretion, shall determine based on the fair market value of such in kind distributions as determined by the Managing Member in the same proportions as if distributed in accordance with Section 5.03(b), with all Members participating in proportion to their respective Percentage Interests. If cash and property are to be distributed in kind simultaneously, the Company shall distribute such cash and property in kind in the same proportion to each Member.

(e) Tax Distributions.

(i) Notwithstanding any other provision of this Section 5.03, other than Section 5.03(e)(iv), to the contrary, to the extent permitted by Applicable Law and consistent with the Company’s obligations to its creditors as reasonably determined by the Managing Member, the Company shall make cash distributions by wire transfer of immediately available funds pursuant to this Section 5.03(e)(i) to each Member with respect to its Units at least two (2) Business Days prior to the date on which any U.S. federal corporate estimated tax payments are due (such date, or if earlier, the date such distribution is actually made, a “Quarterly Tax Distribution Date”), in an amount no less than such Member’s Tax Distribution Amount, if any; provided that the Managing Member shall have no liability to any Member in connection with any underpayment of estimated taxes.

(ii) Notwithstanding any other provision of this Section 5.03, other than Sections 5.03(e)(iv), to the contrary, if the Tax Distribution Amount for the entire Fiscal Year is greater than zero, to the extent permitted by Applicable Law and consistent with the Company’s obligations to its creditors as reasonably determined by the Managing Member, the Company shall make additional distributions under this Section 5.03(e)(ii) to the extent of such Tax Distribution Amount for such entire Fiscal Year as soon as reasonably practicable after the end of such Fiscal Year (or as soon as reasonably practicable after any event that subsequently adjusts the taxable income of such Fiscal Year).

(iii) Tax Distributions shall not be treated as advances of distributions to be made under Section 5.03(b) or Section 5.03(c).

(iv) Notwithstanding any other provision of this Section 5.03 to the contrary, Tax Distributions shall be made to all Members on a pro rata basis in accordance with their Percentage Interests, notwithstanding the differing amount of tax liabilities of such Members, such that each Member receives at least its Tax Distribution Amount with respect to such Member’s Units as of the date the Tax Distribution is made. If on the date on which a Tax Distribution is to be made there are not sufficient available funds in the Company (or any of its Subsidiaries that are disregarded entities or partnerships for U.S. federal income tax purposes) to distribute the full amount of the relevant Tax Distributions otherwise to be made or any credit agreements or other debt documents to which the Company (or any of its Subsidiaries) is a party do not permit the Company to receive from its Subsidiaries or distribute to each Member the full amount of the Tax Distributions otherwise to be made to each such Member, distributions pursuant to this Section 5.03(e) shall be made to all Members on a pro rata basis in accordance with their Percentage Interests as of such date to the extent of the available funds.

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(f) Distributions Resulting in Violation of Law or Default. Notwithstanding any provision to the contrary contained in this Agreement, the Company shall not make, or cause to be made, any distribution to any Member (and the Company shall not make any distribution to Pubco) on account of any Unit if such distribution would violate any Applicable Law or the terms of any financing agreement of the Pubco, the Company or any of its Subsidiaries or result in a default (or an event that, with notice or the lapse of time or both, would constitute a default) thereunder.

(g) Assignment. Each Member and its Permitted Transferees shall have the right to assign to any Transferee of LLC Units, pursuant to a Transfer made in compliance with this Agreement, the right to receive any portion of the amounts distributable or otherwise payable to such Member pursuant to Section 5.03(b).

Section 5.04. Allocations. (a) Net Income and Net Loss. Except as otherwise provided in this Agreement, and after giving effect to the special allocations set forth in Section 5.04(b), Section 5.04(c) and Section 5.04(d), Net Income and Net Loss (and, to the extent necessary, individual items of income, gain, loss, deduction or credit) of the Company shall be allocated among the Members in respect of each Fiscal Year (or other applicable fiscal period) in a manner such that the Capital Account of each Member, immediately after making such allocation, is, as nearly as possible, equal to (i) the distributions that would be made to such Member pursuant to Section 5.03(b) if the Company were dissolved, its affairs wound up and its assets sold for cash equal to their Carrying Value at the end of such Fiscal Year (or applicable fiscal period), all Company liabilities were satisfied (limited with respect to each nonrecourse liability to the Carrying Value of the assets securing such liability), and the net assets of the Company were distributed, in accordance with Section 5.03(b), to the Members immediately after making such allocation, minus (ii) such Member’s share of Company Minimum Gain and Member Nonrecourse Debt Minimum Gain, computed immediately prior to the hypothetical sale of assets.

(b) Special Allocations. The following special allocations shall be made in the following order:

(i) Minimum Gain Chargeback. Except as otherwise provided in Treasury Regulations Section 1.704-2(f), notwithstanding any other provision of this Article 5, if there is a net decrease in Company Minimum Gain during any Fiscal Year, each Member shall be specially allocated items of Company income and gain for such Fiscal Year (and, if necessary, subsequent Fiscal Years) in an amount equal to such Member’s share of the net decrease in Company Minimum Gain, determined in accordance with Treasury Regulations Section 1.704-2(g). Allocations pursuant to the immediately preceding sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be so allocated shall be determined in accordance with Treasury Regulations Section 1.704-2(f)(6) and 1.704-2(j)(2). This Section 5.04(b)(i) is intended to comply with the minimum gain chargeback requirement in Treasury Regulations Section 1.704-2(f) and shall be interpreted consistently therewith.

(ii) Member Minimum Gain Chargeback. Except as otherwise provided in Treasury Regulations Section 1.704-2(i)(4), notwithstanding any other provision of this Article 5, if there is a net decrease in Member Nonrecourse Debt Minimum Gain attributable to a Member Nonrecourse Debt during any Fiscal Year, each Member who has a share of the Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Treasury Regulations Section 1.704-2(i)(5), shall be specially allocated items of Company income and gain for such Fiscal Year (and, if necessary, subsequent Fiscal Years) in an amount equal to such Member’s share of the net decrease in Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Treasury Regulations Section 1.704-2(i)(4). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be so allocated shall be determined in accordance with Treasury Regulations Sections 1.704-2(i)(4) and 1.704-2(j)(2). This Section 5.04(b)(ii) is intended to comply with the minimum gain chargeback requirement in Treasury Regulations Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

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(iii) Qualified Income Offset. In the event any Member unexpectedly receives any adjustments, allocations, or distributions described in Treasury Regulations Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5) or Section 1.704-1(b)(2)(ii)(d)(6), items of Company income and gain shall be specially allocated to such Member in an amount and manner sufficient to eliminate, to the extent required by the Treasury Regulations, the Adjusted Capital Account Deficit of the Member as promptly as possible; provided that an allocation pursuant to this Section 5.04(b)(iii) shall be made only if and to the extent that the Member would have an Adjusted Capital Account Deficit after all other allocations provided for in this Article 5 have been tentatively made in respect of the applicable Fiscal Year as if this Section 5.04(b)(iii) were not in this Agreement.

(iv) Nonrecourse Deductions. Nonrecourse Deductions for any Fiscal Year shall be specially allocated to the Members in a manner determined by the Managing Member consistent with Treasury Regulations Sections 1.704-2(b) and 1.704-2(c).

(v) Member Nonrecourse Deductions. Any Member Nonrecourse Deductions for any Fiscal Year shall be specially allocated to the Member who bears the economic risk of loss with respect to the Member Nonrecourse Debt to which such Member Nonrecourse Deductions are attributable in accordance with Treasury Regulations Sections 1.704-2(i)(1) and 1.704-2(j)(1).

(vi) Section 754 Adjustments. (A) To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Sections 734(b) or 743(b) of the Code is required pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m)(2) or Treasury Regulations Section 1.704-1(b)(2)(iv)(m)(4) to be taken into account in determining Capital Accounts as a result of a distribution other than in liquidation of a Member’s interest in the Company or as a result of a Transfer of a Member’s interest in the Company, as the case may be, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the basis of such asset) or loss (if the adjustment decreases the basis of such asset) from the disposition of the asset and shall be taken into account for purposes of computing Net Income and Net Loss. (B) To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Sections 734(b) or 743(b) of the Code is required, pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m)(2) or Section 1.704-1(b)(2)(iv)(m)(4), to be taken into account in determining Capital Accounts as the result of a distribution to a Member in complete liquidation of such Member’s interest in the Company, the amount of such adjustment to Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) and such gain or loss shall be specially allocated to such Members in accordance with their interests in the Company in the event Treasury Regulations Section 1.704-1(b)(2)(iv)(m)(2) applies, or to the Member to whom such distribution was made in the event Treasury Regulations Section 1.704-1(b)(2)(iv)(m)(4) applies.

(c) Curative Allocations. The allocations set forth in Section 5.04(b)(i) through Section 5.04(b)(vi) and Section 5.04(d) (the “Regulatory Allocations”) are intended to comply with certain requirements of the Treasury Regulations. It is the intent of the Members that, to the extent possible, all Regulatory Allocations shall be offset either with other Regulatory Allocations or with special allocations of other items of Company income, gain, loss, or deduction pursuant to this Section 5.04(c). Therefore, notwithstanding any other provision of this Article 5 (other than the Regulatory Allocations), the Managing Member shall make such offsetting special allocations of Company income, gain, loss, or deduction in whatever manner it determines appropriate so that, after such offsetting allocations are made, each Member’s Capital Account balance is, to the extent possible, equal to the Capital Account balance such Member would have had if the Regulatory Allocations were not part of this Agreement and all Company items were allocated pursuant to Section 5.04.

(d) Loss Limitation. Net Loss (or individual items of loss or deduction) allocated pursuant to Section 5.04 hereof shall not exceed the maximum amount of Net Loss (or individual items of loss or deduction) that can be allocated without causing any Member to have an Adjusted Capital Account Deficit at the end of any Fiscal Year. In the event some but not all of the Members would have Adjusted Capital Account Deficits as a consequence of an allocation of Net Loss (or individual items of loss or deduction) pursuant to Section 5.04 hereof, the limitation set forth in this Section 5.04(d) shall be applied on a Member by Member basis and Net

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Loss (or individual items of loss or deduction) not allocable to any Member as a result of such limitation shall be allocated to the other Members in accordance with the positive balances in such Member’s Capital Accounts so as to allocate the maximum permissible Net Loss to each Member under Treasury Regulations Section 1.704-1(b)(2)(ii)(d). Any reallocation of Net Loss pursuant to this (d) shall be subject to chargeback pursuant to the curative allocation provision of Section 5.04(c).

Section 5.05. Other Allocation Rules. (a) Interim Allocations Due to Percentage Adjustment. If a Percentage Interest is the subject of a Transfer or the Members’ interests in the Company change pursuant to the terms of this Agreement during any Fiscal Year, the amount of Net Income and Net Loss (or items thereof) to be allocated to the Members for such entire Fiscal Year shall be allocated to the portion of such Fiscal Year which precedes the date of such Transfer or change (and if there shall have been a prior Transfer or change in such Fiscal Year, which commences on the date of such prior Transfer or change) and to the portion of such Fiscal Year which occurs on and after the date of such Transfer or change (and if there shall be a subsequent Transfer or change in such Fiscal Year, which precedes the date of such subsequent Transfer or change), in accordance with an interim closing of the books, and the amounts of the items so allocated to each such portion shall be credited or charged to the Members in accordance with Section 5.04 as in effect during each such portion of the Fiscal Year in question. Such allocation shall be in accordance with Section 706 of the Code and the regulations thereunder and made without regard to the date, amount or receipt of any distributions that may have been made with respect to the Transferred Percentage Interest to the extent consistent with Section 706 of the Code and the regulations thereunder. As of the date of such Transfer, the Transferee Member shall succeed to the Capital Account of the Transferor Member with respect to the Transferred Units.

(b) Tax Allocations: Section 704(c). In accordance with Section 704(c) of the Code and the Treasury Regulations thereunder, income, gain, loss, and deduction with respect to any Property contributed to the capital of the Company and with respect to reverse Section 704(c) allocations described in Treasury Regulations 1.704-3(a)(6) shall, solely for tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of such Property to the Company for federal income tax purposes and its initial Carrying Value or its Carrying Value determined pursuant to Treasury Regulation 1.704-1(b)(2)(iv)(f) (computed in accordance with the definition of Carrying Value) using the traditional allocation method under Treasury Regulation 1.704-3(b). Any elections or other decisions relating to such allocations shall be made by the Managing Member in any manner that reasonably reflects the purpose and intention of this Agreement. Allocations pursuant to this Section 5.05(b), Section 704(c) of the Code (and the principles thereof), and Treasury Regulation 1.704-1(b)(4)(i) are solely for purposes of federal, state, and local taxes and shall not affect, or in any way be taken into account in computing, any Member’s Capital Account or share of Net Income, Net Loss, other items, or distributions pursuant to any provision of this Agreement (except for Tax Distributions, to the extent provided by Section 5.03(e)).

Section 5.06. Tax Withholding; Withholding Advances. (a) Tax Withholding. If requested by the Managing Member, each Member shall, if legally entitled to do so, deliver to the Managing Member properly completed and duly executed documentation as follows: (A) an affidavit in form satisfactory to the Company that the applicable Member (or its partners, as the case may be) is not subject to withholding under the provisions of any federal, state, local, foreign or other law; (B) any certificate that the Company may reasonably request with respect to any such laws; (C) an Internal Revenue Service Form W-9 or W-8, as applicable, and (D) any other form or instrument reasonably requested by the Company relating to any Member’s status under such law, provided, further, that each Member that contributes XRP to the Company shall, within ninety (90) days of such contribution, deliver to the Company records to substantiate such Member’s tax basis in the XRP contributed by such Member, and shall provide such other information, documentation or records reasonably available to such Member that are reasonably requested by the Company for purposes of substantiating the Company’s tax basis in such XRP for purposes of Section 723 of the Code. Withholding Advances. To the extent the Company is required by Applicable Law to withhold or to make tax payments on behalf of or with respect to any Member (including backup withholding and any tax payment made by the Company pursuant to Section 6225 of the Code that is attributable to such Member) (“Withholding Advances”), the Company may withhold such amounts and make such tax payments as so required.

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(b) Repayment of Withholding Advances. All Withholding Advances made on behalf of a Member, plus interest thereon at a rate equal to the Prime Rate as of the date of such Withholding Advances plus 2.0% per annum, shall (i) be paid on demand by the Member on whose behalf such Withholding Advances were made (it being understood that no such payment shall increase such Member’s Capital Account except to the extent that the Withholding Advances previously reduced such Member’s Capital Account), or (ii) if determined by the Managing Member, be repaid by reducing the amount of any distributions that would otherwise have been made to such Member or, if such distributions are not sufficient for that purpose, by so reducing the proceeds of liquidation otherwise payable to such Member. Whenever repayment of a Withholding Advance by a Member is made as described in clause (ii) of this Section 5.06(b), for all other purposes of this Agreement such Member shall be treated as having received all distributions (whether before or upon any Dissolution Event) unreduced by the amount of such Withholding Advance and interest thereon.

(c) Withholding Advances — Reimbursement of Liabilities. Each Member hereby agrees to reimburse the Company for any liability with respect to Withholding Advances (including interest thereon) required or made on behalf of or with respect to such Member (including penalties imposed with respect thereto). The obligation of a Member to reimburse the Company for taxes pursuant to this Section 5.06 shall survive and continue after such Member Transfers its LLC Units with respect to all payments or allocations to such Member that were made prior to the date of such Transfer.

ARTICLE 6

CERTAIN TAX MATTERS

Section 6.01. Tax Matters Representative. Pubco is hereby appointed the “partnership representative,” within the meaning of Section 6223(a) of the Code and any partnership representative, tax matters partner or similar role under applicable state, local and non-U.S. tax laws (the “Tax Matters Representative”). The Company shall not be obligated to pay any fees or other compensation to the Tax Matters Representative in its capacity as such, but the Company shall reimburse the Tax Matters Representative for all reasonable out-of-pocket costs and expenses (including attorneys’ and other professional fees) incurred by it in its capacity as Tax Matters Representative. The Company shall defend, indemnify, and hold harmless the Tax Matters Representative against any and all liabilities sustained or incurred as a result of any act or decision concerning Company tax matters and within the scope of such Member’s responsibilities as Tax Matters Representative, so long as such act or decision was done or made in good faith and does not constitute gross negligence or willful misconduct. [Except as otherwise determined by the Managing Member,] the Company shall make the election described in Section 6226 of the Code and any analogous election under state, local or non-U.S. law to the extent such election is available under Applicable Law. The Tax Matters Representative shall manage all administrative tax proceedings conducted at the Company level and shall deal with the Internal Revenue Service or other tax authority on any partnership audits. Each Member agrees that such Member will not independently act with respect to tax matters of the Company unless previously authorized to do so in writing by the Managing Member, shall cooperate with the Tax Matters Representative in respect of any audit or other tax matter, including providing any information reasonably requested by the Managing Member in respect of any such audit or tax matter and shall not take a position inconsistent with the Company’s tax positions except as otherwise required pursuant to a determination; provided, that no Member shall be required to provide any information that it reasonably believes contains confidential information. Each Member agrees to cooperate with the Tax Matters Representative and to do or refrain from doing any or all things reasonably requested by the Tax Matters Representative with respect to the conduct of such proceedings. To the extent any income tax underpayments, interest and/or penalties are assessed and collected at the Company level pursuant to Sections 6221 and 6225 of the Code (or any similar provisions of state, local or other tax laws), each Member agrees to indemnify and hold harmless the Company for such Member’s allocable share (as determined by the Managing Member) of any amounts owed in respect of such underpayments, interest and penalties, as reasonably determined by the Managing Member. The obligations of each Member or former Member under this Section 6.01 shall survive the transfer, redemption or termination by such Member of an interest in the Company, as well as the termination, dissolution, liquidation and winding up of the Company.

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Section 6.02. Section 754 Elections. The Company shall make, and shall cause any Subsidiary of the Company that is treated as a partnership for U.S. federal income tax purposes to make, a timely election under Section 754 of the Code (and a corresponding election under state and local law) effective starting with the taxable year including the Transactions Closing, and the Managing Member shall not take any action to revoke such elections.

Section 6.03. Debt Allocation. Indebtedness of the Company treated as “excess nonrecourse liabilities” (as defined in Treasury Regulation Section 1.752-3(a)(3)) shall be allocated among the Members based on their Percentage Interests; provided, that the Company may use an alternative method under the applicable Treasury Regulations to allocate such excess nonrecourse liabilities if such method would not reasonably be expected to be adverse to any Member.

ARTICLE 7

MANAGEMENT OF THE COMPANY

Section 7.01. Management by the Managing Member.

(a) The Managing Member shall be deemed to be a “manager” for purposes of applying the Delaware Act. Except as expressly provided in this Agreement, the day-to-day business and affairs of the Company and its Subsidiaries shall be managed, operated and controlled by the Managing Member in accordance with the terms of this Agreement and no other Members shall have management authority or rights over the Company or its Subsidiaries. The Managing Member is, to the extent of its rights and powers set forth in this Agreement, an agent of the Company for the purpose of the Company’s and its Subsidiaries’ business, and the actions of the Managing Member taken in accordance with such rights and powers, shall bind the Company (and no other Members shall have such right). Except as expressly provided in this Agreement, the Managing Member shall have all necessary powers to carry out the purposes, business, and objectives of the Company and its Subsidiaries. The Managing Member shall have the power and authority to delegate to one or more other Persons the Managing Member’s rights and powers to manage and control the business and affairs of the Company, including to delegate to agents and employees of a Member or the Company (including any officers or Subsidiary thereof), and to delegate by a management agreement or another agreement with, or otherwise to, other Persons. The Managing Member may authorize any Person (including any Member or Officer) to enter into and perform any document on behalf of the Company or any Subsidiary.

(b) The Managing Member shall use commercially reasonable efforts to structure any Dispositions of XRP by (i) complying with Treasury Regulation §1.1012-1 to specifically identify lots of XRP to be sold and (ii) (A) first, Disposing of lots of XRP that do not constitute Section 704(c) property as to any of the Members and the Disposition of which would minimize taxable income and gain for U.S. federal income purposes as a result of the Dispositions, taking into account the adjusted basis and holding period of lots of XRP, as applicable; (B) second, in the event lots of XRP are to be disposed of in excess of those described in clause (ii)(A) of this paragraph, Disposing of lots of XRP contributed by Members on a pro rata basis (by value) such that XRP lots contributed by each Member are disposed of in a manner that is proportionate to the aggregate XRP lots contributed by such Member (and held by the Company) relative to the XRP lots contributed by all Members (and held by the Company); and (C) with respect to each Member with contributed XRP lots being Disposed of pursuant to clause (ii)(B) of this paragraph, Disposing of the XRP lots contributed by such Member in a manner that minimizes taxable income and gain for the U.S. federal income purposes of such Member, taking into account the adjusted basis and holding period of lots of XRP and allocations made under Section 704(c), as applicable.

Section 7.02. Withdrawal of the Managing Member. Pubco may withdraw as the Managing Member and appoint as its successor, at any time upon written notice to the Company, (i) any wholly-owned Subsidiary of Pubco, (ii) any Person of which Pubco is a wholly-owned Subsidiary, (iii) any Person into which Pubco is

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merged or consolidated or (iv) any Transferee of all or substantially all of the assets of Pubco, which withdrawal and replacement shall be effective upon the delivery of such notice. No withdrawal by Pubco as the Managing Member or appointment of a Person other than Pubco (or its successor, as applicable) as Managing Member shall be effective unless Pubco (or its successor, as applicable) and the new Managing Member (as applicable) provide all other Members with contractual rights, directly enforceable by such other Members against the new Managing Member, to cause the new Managing Member to comply with all the Managing Member’s obligations under the Transaction Documents. For the avoidance of doubt, any withdrawal by Pubco as the Managing Member shall not, in and of itself, constitute a resignation of Pubco as a Member. Any successor Managing Member shall be subject to this Section 7.02 as if it was Pubco.

Section 7.03. Decisions by the Members. (a) Other than the Managing Member, the Members shall take no part in the management of the Company’s business and shall transact no business for the Company and shall have no power to act for or to bind the Company. The Managing Member shall not (i) engage in any non-Business activity or (ii) own any material assets other than Units or any cash or other property or assets distributed by, or otherwise received from, the Company, without the prior written consent of the Members, unless the Managing Member determines in good faith that such actions or ownership are in the best interest of the Company; provided, however, that the Company may engage any Member or principal, partner, member, shareholder or interest holder thereof as an employee, independent contractor or consultant to the Company, in which event the duties and liabilities of such individual or firm with respect to the Company as an employee, independent contractor or consultant shall be governed by the terms of such engagement with the Company.

(b) Except as expressly provided herein, the Members shall not have the power or authority to vote, approve or consent to any matter or action taken by the Company, and, notwithstanding any provision of the Delaware Act to the contrary, the Members or other holders of Units shall not have the right or power to vote on, approve or consent to any matters under the Delaware Act. Except as otherwise provided herein, any proposed matter or action subject to the vote, approval or consent of the Members or holders of any class of Units shall require the approval of (i) a majority in interest of the Members or holders of such class of Units, as the case may be (by (x) resolution at a duly convened meeting of the Members, or (y) written consent of the Members). Except as expressly provided herein, all Members shall vote together as a single class on any matter subject to the vote, approval or consent of the Members. A majority in interest of the Members may call a meeting of the Members at such time and place or by means of telephone or other communications facility that permits all persons participating in such meeting to hear and speak to each other for the purpose of a vote thereon. Notice of any such meeting shall be required, which notice shall include a brief description of the action or actions to be considered by the Members. Unless waived by any such Member in writing, notice of any such meeting shall be given to each Member at least four (4) days prior thereto. Attendance or participation of a Member at a meeting shall constitute a waiver of notice of such meeting, except when such Member attends or participates in the meeting for the express purpose of objecting at the beginning thereof to the transaction of any business because the meeting is not properly called or convened. Any action required or permitted to be taken at any meeting of the Members may be taken without a meeting, if a consent in writing, setting forth the actions so taken, shall be signed by Members sufficient to approve such action pursuant to this Section 7.03(b). If the consent of the Members was not unanimous, a copy of any such consent in writing will be provided to the non-consenting Members promptly thereafter.

Section 7.04. Duties. (a) The parties acknowledge that the Managing Member will take action through its board of directors and officers, and that the members of the Managing Member’s board of directors and its officers will owe fiduciary duties to the stockholders of the Managing Member. The Managing Member will use all commercially reasonable and appropriate efforts and means, as determined in good faith by the Managing Member, to minimize any conflict of interest between the Members, on the one hand, and the stockholders of the Managing Member, on the other hand, and to effectuate any transaction that involves or affects any of the Company, the Managing Member, the Members or the stockholders of the Managing Member in a manner that does not (i) advantage or disadvantage the Members or their interests relative to the stockholders of the Managing Member, (ii) advantage or disadvantage the stockholders of the Managing Member relative to the

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Members or (iii) treat the Members and the stockholders of the Managing Member differently; provided that in the event of a conflict between the interests of the stockholders of the Managing Member and the interests of the Members other than the Managing Member, such other Members agree that the Managing Member shall discharge its fiduciary duties to such other Members by acting in the best interests of the Managing Member’s stockholders.

Section 7.05. Officers. (a) Appointment of Officers. The Managing Member may appoint individuals as officers (“Officers”) of the Company, which may include such officers as the Managing Member determines are necessary and appropriate. No Officer need be a Member. An individual may be appointed to more than one office. If an Officer is also an officer of the Managing Member, then Section 7.04 shall apply to such Officer in the same manner as it applies to the Managing Member.

(b) Authority of Officers. The Officers shall have the duties, rights, powers and authority as may be prescribed by the Managing Member from time to time. Unless the Managing Member decides otherwise, if the title is one commonly used for officers of a business corporation formed under the Delaware General Corporation Law, the assignment of such title shall, to the fullest extent permitted by law, constitute the delegation to such person of the authorities and duties that are normally associated with that office. Any delegation of authority by the Managing Member to any Officer may be revoked at any time by the Managing Member.

(c) Removal, Resignation and Filling of Vacancy of Officers. The Managing Member may remove any Officer, for any reason or for no reason, at any time. Any Officer may resign at any time by giving written notice to the Company, and such resignation shall take effect at the date of the receipt of that notice or any later time specified in that notice; provided that, unless otherwise specified in that notice, the acceptance of the resignation shall not be necessary to make it effective. Any such resignation shall be without prejudice to the rights, if any, of the Company or such Officer under this Agreement. A vacancy in any office because of death, resignation, removal or otherwise shall be filled by the Managing Member.

ARTICLE 8

TRANSFERS OF INTERESTS

Section 8.01. Restrictions on Transfers. (a) Except as expressly permitted by Section 8.02, and subject to Section 8.01(b), Section 8.01(c), Section 8.01(d), and Section 9.01 any lock-up agreement applicable to such Member or any other agreement between such Member and the Company, Pubco or any of their controlled Affiliates, without the prior written approval of the Managing Member, no Member shall directly or indirectly Transfer all or any part of its Units or any right or economic interest pertaining thereto, including the right to vote or consent on any matter or to receive or have any economic interest in distributions or advances from the Company pursuant thereto, to any Person that is not a Permitted Transferee. Any such Transfer which is not in compliance with the provisions of this Agreement shall be a violation of this Agreement (and a breach of this Agreement by such Member) and shall be null and void ab initio. Notwithstanding anything to the contrary in this Article 8, (i) Section 10.03 of this Agreement shall govern the exchange of LLC Units for shares of Class A Common Stock, and an exchange pursuant to, and in accordance with, Section 10.03 of this Agreement shall not be considered a “Transfer” for purposes of this Agreement, and (ii) any other Transfer of shares of Class A Common Stock shall not be considered a “Transfer” for purposes of this Agreement.

(b) Except as otherwise expressly provided herein, it shall be a condition precedent to any Transfer otherwise permitted or approved pursuant to this Article 8 that:

(i) the Transferor shall have provided to the Company prior notice of such Transfer; and

(ii) the Transfer shall comply with all Applicable Laws and the Managing Member shall be reasonably satisfied that such Transfer will not result in a violation of the Securities Act.

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(c) Notwithstanding any other provision of this Agreement to the contrary, no Member shall directly or indirectly Transfer all or any part of its Units or any right or economic interest pertaining thereto if such Transfer, in the reasonable discretion of the Managing Member, would cause the Company3 to be classified as a “publicly traded partnership” as that term is defined in Section 7704 of the Code and Regulations promulgated thereunder.

(d) Any Transfer of Units pursuant to this Agreement, including this Article 8, shall be subject to the provisions of Section 3.01 and Section 3.02.

Section 8.02. Certain Permitted Transfers. Notwithstanding anything to the contrary herein but subject to Section 8.01(b) and Section 8.01(c), the following Transfers shall be permitted:

(a) Any Transfer in connection with the Transactions Closing;

(b) Any Transfer by any Member of its Units pursuant to a Disposition Event (as such term is defined in the Pubco Articles);

(c) At any time, any Transfer by any Member of Units to any Transferee approved in writing by the Managing Member (not to be unreasonably withheld), it being understood that it shall be reasonable for the Managing Member to withhold such consent if the Managing Member reasonably determines that such Transfer would materially increase the risk that the Company would be classified as a “publicly traded partnership” as that term is defined in Section 7704 of the Code and Regulations promulgated thereunder; and

(d) The Transfer of all or any portion of a Member’s Units to a Permitted Transferee of such Member.

Section 8.03. Distributions. Notwithstanding anything in this Article 8 or elsewhere in this Agreement to the contrary, if a Member Transfers all or any portion of its Units after the designation of a record date and declaration of a distribution pursuant to Article 5 and before the payment date of such distribution, the Transferring Member (and not the Person acquiring all or any portion of its LLC Units) shall be entitled to receive such distribution in respect of such transferred LLC Units.

Section 8.04. Registration of Transfers. When any Units are Transferred in accordance with the terms of this Agreement, the Company shall cause such Transfer to be registered on the books of the Company.

ARTICLE 9

CERTAIN OTHER AGREEMENTS

Section 9.01. Company Call Right. In connection with any Involuntary Transfer by any Non-Pubco Member, the Company or the Managing Member may, in the Managing Member’s sole discretion, elect to purchase from such Member or such Transferee(s) in such Involuntary Transfer (if applicable) (each, a “Call Member”) any or all of the Units so Transferred or so held by such Member (or such Member’s Permitted Transferees), as applicable (“Call Units”), at any time by delivery of a written notice (a “Call Notice”) to such Call Member. The Call Notice shall set forth the Unit Redemption Price and the proposed closing date of such purchase of such Call Units; provided that such closing date shall occur within ninety (90) days following the date of such Call Notice. At the closing of any such sale, in exchange for the payment by the Company or the Managing Member to such Call Members of the Unit Redemption Price in cash, (i) each Call Member shall deliver its Call Units, duly endorsed, or accompanied by written instruments of transfer in form satisfactory to the Company or the Managing Member, as applicable, duly executed by such Call Member and accompanied by all requisite transfer taxes, if any, (ii) such Call Units shall be free and clear of any Liens and (iii) each Call Member shall so represent and warrant and further represent and warrant that it is the sole beneficial and record

[3]

Note to DPW: Would it be expected that the Company will not qualify for the 100 Partner Safe Harbor on account of transfers? Note to WSGR: No, no issue is expected here we just don’t think we need to hard code this rule and thereby limit flexibility—PubCo has the discretion to protect against PTP risk without hard-coding this.

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owner of such Call Units. Following such closing, any such Call Member shall no longer be entitled to any rights in respect of its Call Units, including any distributions of the Company or Pubco thereupon (other than the payment of the Unit Redemption Price at such closing), and, to the extent any such Call Member does not hold any Units thereafter, shall thereupon cease to be a Member of the Company and, to the extent any such Call Member does not hold any shares of Pubco Common Stock thereafter, shall thereupon cease to be a stockholder of Pubco.

Section 9.02. Preemptive Rights. No Person shall have any preemptive, preferential or other similar right with respect to (a) additional Capital Contributions; (b) issuances or sales by the Company of any class or series of Units, whether unissued or hereafter created; (c) issuances of any obligations, evidences of indebtedness or other securities of the Company convertible into or exchangeable for, or carrying or accompanied by any rights to receive, purchase or subscribe to, any Units; (d) issuances of any right of subscription to or right to receive, or any warrant or option for the purchase of, any Units; or (e) issuances or sales of any other securities that may be issued or sold by the Company.

ARTICLE 10

REDEMPTION AND EXCHANGE RIGHTS

Section 10.01. Redemption Right of a Member.

(a) Notwithstanding any provision to the contrary in this Agreement and without the need for approval by the Managing Member or consent by any other Members, each Non-Pubco Member shall be entitled to cause the Company to redeem (a “Redemption”) all or any portion of its Units (the “Redemption Right”) at any time. A Member desiring to exercise its Redemption Right (the “Redeeming Member”) shall exercise such right by giving written notice (the “Redemption Notice”) to the Company with a copy to Pubco. The Redemption Notice shall specify the number of Units (the “Redeemed Units”) that the Redeeming Member intends to have the Company redeem and a date, not less than ten (10) Business Days nor more than thirteen (13) Business Days after delivery of such Redemption Notice (unless and to the extent that the Managing Member in its sole discretion agrees in writing to waive such time periods), on which exercise of the Redemption Right shall be completed (the “Redemption Date”); provided that the Company, Pubco and the Redeeming Member may change the number of Redeemed Units or the Redemption Date specified in such Redemption Notice to another number or date by mutual agreement signed in writing by each of them; provided further that a Redemption Notice may be conditioned by the Redeeming Member on the closing of an underwritten distribution of the shares of Class A Common Stock that may be issued in connection with such proposed Redemption. Unless the Redeeming Member has timely delivered a Retraction Notice as provided in Section 10.01(b) or has revoked or delayed a Redemption as provided in Section 10.01(c), on the Redemption Date (to be effective immediately prior to the close of business on the Redemption Date) (i) the Redeeming Member shall transfer and surrender the Redeemed Units to the Company, free and clear of all Liens, and (ii) the Company shall (x) cancel the Redeemed Units, (y) transfer to the Redeeming Member the consideration to which the Redeeming Member is entitled under Section 10.01(b), and (z) if the Units are certificated, issue to the Redeeming Member a certificate for a number of Units equal to the difference (if any) between the number of Units evidenced by the certificate surrendered by the Redeeming Member pursuant to clause (i) of this Section 10.01(a) and the Redeemed Units.

(b) Subject to compliance with Section 10.08(a)(ii) and Section 10.08(a)(iii), in exercising its Redemption Right, a Redeeming Member shall be entitled to receive the number of shares of Class A Common Stock equal to the number of Redeemed Units (the “Share Settlement”) or the immediately available funds in U.S. dollars in an amount equal to the Redeemed Units Equivalent (the “Cash Settlement”); provided that Pubco shall have the sole and exclusive right and option as provided in Section 10.02 and subject to Section 10.01(d) to select whether the redemption payment is made by means of a Share Settlement or a Cash Settlement; and provided, further, that if the Redeeming Member is an Affiliate of the Company or Pubco, the decision by Pubco to effect the redemption payment as a Share Settlement or a Cash Settlement must be approved by the disinterested members

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of the Audit Committee of Pubco. Within three (3) Business Days of delivery of the Redemption Notice, Pubco shall give written notice (the “Contribution Notice”) to the Company (with a copy to the Redeeming Member) of its intended settlement method; provided that if Pubco does not timely deliver a Contribution Notice and the Share Settlement would not otherwise result in a breach of the restrictions set forth in Section 10.08(a)(ii) or Section 10.08(a)(iii), Pubco shall be deemed to have elected the Share Settlement method. If Pubco elects the Cash Settlement method, the Redeeming Member may retract its Redemption Notice by giving written notice (the “Retraction Notice”) to the Company (with a copy to Pubco) within ten (10) Business Days of delivery of the Contribution Notice. The timely delivery of a Retraction Notice shall terminate all of the Redeeming Member’s, Company’s and Pubco’s rights and obligations under this Section 10.01 arising from the Redemption Notice.

(c) In the event that Pubco elects a Share Settlement in connection with a Redemption, a Redeeming Member shall be entitled to revoke its Redemption Notice or delay the consummation of a Redemption if any of the following conditions exists: (i) any registration statement pursuant to which the resale of the Class A Common Stock to be registered for such Redeeming Member at or immediately following the consummation of the Redemption shall have ceased to be effective pursuant to any action or inaction by the SEC or no such resale registration statement has yet become effective; (ii) Pubco shall have failed to cause any related prospectus to be supplemented by any required prospectus supplement necessary to effect such Redemption; (iii) Pubco shall have exercised its right to defer, delay or suspend the filing or effectiveness of a registration statement and such deferral, delay or suspension shall affect the ability of such Redeeming Member to have its Class A Common Stock registered at or immediately following the consummation of the Redemption; (iv) Pubco shall have disclosed to such Redeeming Member any material non-public information concerning Pubco, the receipt of which results in such Redeeming Member being prohibited or restricted from selling Class A Common Stock at or immediately following the Redemption without disclosure of such information (and Pubco does not permit disclosure); (v) any stop order relating to the registration statement pursuant to which the Class A Common Stock was to be registered by such Redeeming Member at or immediately following the Redemption shall have been issued by the SEC; (vi) there shall have occurred a material disruption in the securities markets generally or in the market or markets in which the Class A Common Stock is then traded, as determined by Pubco; (vii) there shall be in effect an injunction, a restraining order or a decree of any nature of any Governmental Authority that restrains or prohibits the Redemption; (viii) if Pubco has a contractual obligation to register the resale of any Class A Common Stock issuable in exchange for LLC Units held by the Redeeming Member, Pubco shall have failed to comply in all material respects with its obligations with respect thereto and such failure shall have affected the ability of such Redeeming Member to consummate the resale of Class A Common Stock to be received upon such redemption pursuant to an effective registration statement; (ix) the Redemption Date would occur three (3) Business Days or less prior to, or during, any “black-out” or similar period under Pubco’s policies covering trading in the Pubco’s securities to which the applicable Redeeming Member is subject, which period restricts the ability of such Redeeming Member to immediately resell shares of Class A Common Stock to be delivered to such Redeeming Member in connection with a Share Settlement; provided further, that in no event shall the Redeeming Member seeking to revoke its Redemption Notice or delay the consummation of such Redemption and relying on any of the matters contemplated in clauses (i) through (ix) above have controlled or intentionally materially influenced any facts, circumstances, or Persons in connection therewith (except in the good faith performance of his or her duties as an officer or director of Pubco) in order to provide such Redeeming Member with a basis for such delay or revocation. If a Redeeming Member delays the consummation of a Redemption pursuant to this Section 10.01(c), the Redemption Date shall occur on the fifth Business Day following the date on which the conditions giving rise to such delay cease to exist (or such earlier day as Pubco, the Company and such Redeeming Member may agree in writing).

(d) The number of shares of Class A Common Stock or the Redeemed Units Equivalent that a Redeeming Member is entitled to receive under Section 10.01(b) (whether through a Share Settlement or Cash Settlement, as determined by Pubco) shall not be adjusted on account of any distributions previously made with respect to the Redeemed Units or dividends previously paid with respect to Class A Common Stock; provided, however, that if a Redeeming Member causes the Company to redeem Redeemed Units and the Redemption Date occurs

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subsequent to the record date for any distribution with respect to the Redeemed Units but prior to payment of such distribution, the Redeeming Member shall be entitled to receive such distribution with respect to the Redeemed Units on the date that it is made notwithstanding that the Redeeming Member transferred and surrendered the Redeemed Units to the Company prior to such date (but in each case only if Pubco has declared a corresponding dividend of all amounts receivable by Pubco in such distribution with a record date for such dividend that is no later than the record date for such distribution).

(e) In the event of a reclassification or other similar transaction as a result of which the shares of Class A Common Stock are converted into another security, then in exercising its Redemption Right a Redeeming Member shall be entitled to receive the amount of such security that the Redeeming Member would have received if such Redemption Right had been exercised and the Redemption Date had occurred immediately prior to the record date of such reclassification or other similar transaction.

Section 10.02. Election and Contribution of Pubco. In connection with the exercise of a Redeeming Member’s Redemption Rights under Section 10.01(a), Pubco shall contribute to the Company the consideration the Redeeming Member is entitled to receive under Section 10.01(b). Subject to compliance with Section 10.08(a)(ii) and Section 10.08(a)(iii), Pubco, at its sole and exclusive option, shall determine whether to contribute, pursuant to Section 10.01(b), the Share Settlement or the Cash Settlement (subject to approval by the disinterested members of the Audit Committee of Pubco if the Redeeming Member is an Affiliate of the Company or Pubco). Unless the Redeeming Member has timely delivered a Retraction Notice as provided in Section 10.01(b), or has revoked or delayed a Redemption as provided in Section 10.01(c), on the Redemption Date (to be effective immediately prior to the close of business on the Redemption Date) (i) Pubco shall make its Capital Contribution to the Company (in the form of the Share Settlement or the Cash Settlement) required under this Section 10.02, and (ii) the Company shall issue to Pubco a number of Units equal to the number of Redeemed Units surrendered by the Redeeming Member. Notwithstanding any other provisions of this Agreement to the contrary, in the event that Pubco elects a Cash Settlement, Pubco shall only be obligated to contribute to the Company an amount in respect of such Cash Settlement equal to the net proceeds (after deduction of any underwriters’ discounts or commissions and brokers’ fees or commissions) from the sale by Pubco of a number of shares of Class A Common Stock equal to the number of Redeemed Units to be redeemed with respect to such Cash Settlement, provided that Pubco’s Capital Account shall be increased by an amount equal to any discount relating to such sale of shares of Class A Common Stock. The timely delivery of a Retraction Notice shall terminate all of the Company’s and Pubco’s rights and obligations under this Section 10.01(e) arising from the Redemption Notice.

Section 10.03. Exchange Right of Pubco.

(a) Notwithstanding anything to the contrary in this Article 10, but subject to compliance with Section 10.08(a)(ii) and Section 10.08(a)(iii), Pubco may, in its sole and absolute discretion, elect to effect on the Redemption Date the exchange of Redeemed Units for the Share Settlement or Cash Settlement, as the case may be, through a direct exchange of such Redeemed Units and such consideration between the Redeeming Member and Pubco (a “Direct Exchange”). Upon such Direct Exchange pursuant to this Section 10.03, Pubco shall acquire the Redeemed Units and shall be treated for all purposes of this Agreement as the owner of such Units.

(b) Pubco may, at any time prior to a Redemption Date, deliver written notice (an “Exchange Election Notice”) to the Company and the Redeeming Member setting forth its election to exercise its right to consummate a Direct Exchange; provided that such election does not prejudice the ability of the parties to consummate a Redemption or Direct Exchange on the Redemption Date. An Exchange Election Notice may be revoked by Pubco at any time; provided that any such revocation does not prejudice the ability of the parties to consummate a Redemption or Direct Exchange on the Redemption Date. The right to consummate a Direct Exchange in all events shall be exercisable for all the Redeemed Units that would have otherwise been subject to a Redemption. Except as otherwise provided by this Section 10.03, a Direct Exchange shall be consummated pursuant to the same timeframe and in the same manner as the relevant Redemption would have been consummated if Pubco had not delivered an Exchange Election Notice.

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Section 10.04. Tender Offers and Other Events with Respect to Pubco.

(a) In the event that a tender offer, share exchange offer, issuer bid, take-over bid, recapitalization or similar transaction with respect to Class A Common Stock (a “Pubco Offer”) is proposed by Pubco or is proposed to Pubco or its stockholders and approved by the board of directors of Pubco or is otherwise effected or to be effected with the consent or approval of the board of directors of Pubco, the holders of LLC Units shall be permitted to participate in such Pubco Offer by delivery of a notice of exchange (which notice of exchange shall be effective immediately prior to the consummation of such Pubco Offer (and, for the avoidance of doubt, shall be contingent upon such Pubco Offer and not be effective if such Pubco Offer is not consummated)). In the case of a Pubco Offer proposed by Pubco, Pubco will use its commercially reasonable efforts expeditiously and in good faith to take all such actions and do all such things as are necessary or desirable to enable and permit the holders of LLC Units (other than the Pubco Members) to participate in such Pubco Offer to the same extent or on an economically equivalent basis as the holders of shares of Class A Common Stock without discrimination; provided, that without limiting the generality of this sentence, Pubco will use its commercially reasonable efforts expeditiously and in good faith to ensure that such holders may participate in each such Pubco Offer without being required to exchange LLC Units to the extent such participation is practicable. For the avoidance of doubt (but subject to Section 10.04(c)), in no event shall the holders of LLC Units be entitled to receive in such Pubco Offer aggregate consideration (other than pursuant to the Tax Receivable Agreement) for each LLC Unit that is greater than the consideration payable in respect of each share of Class A Common Stock in connection with a Pubco Offer.

(b) Notwithstanding any other provision of this Agreement, if a Disposition Event (as such term is defined in the Pubco Articles) is approved by the board of directors of Pubco and consummated in accordance with Applicable Law, at the request of the Company (or following such Disposition Event, its successor) or Pubco (or following such Disposition Event, its successor), each of the holders of LLC Units shall be required to exchange with Pubco, at any time and from time to time after, or simultaneously with, the consummation of such Disposition Event, all of such holder’s LLC Units for aggregate consideration for each LLC Unit that is equivalent to the consideration payable in respect of each share of Class A Common Stock in connection with the Disposition Event, provided, however, that in the event of a Disposition Event intended to qualify as a reorganization within the meaning of Section 368(a) of the Code4 or as a transfer described in Section 351(a) or Section 721 of the Code, a holder shall not be required to exchange LLC Units pursuant to this Section 10.04(b) unless, as a part of such transaction, the holders are permitted to exchange their LLC Units in a transfer intended to qualify as a transfer described in Section 351(a) or Section 721 of the Code.

(c) Notwithstanding any other provision of this Agreement, in a Disposition Event, payments under or in respect of the Tax Receivable Agreement shall not be considered part of the consideration payable in respect of any LLC Unit or share of Class A Common Stock in connection with such Disposition Event for the purposes of Section 10.04(a) and Section 10.04(b).

Section 10.05. Reservation of Shares of Class A Common Stock; Certificate of Pubco. At all times Pubco shall reserve and keep available out of its authorized but unissued Class A Common Stock, solely for the purpose of issuance upon a Redemption or Direct Exchange, such number of shares of Class A Common Stock as shall be issuable upon any such Redemption or Direct Exchange pursuant to Share Settlements; provided that nothing contained herein shall be construed to preclude Pubco from satisfying its obligations in respect of any such Redemption or Direct Exchange by delivery of purchased Class A Common Stock (which may or may not be held in the treasury of Pubco) or the delivery of cash pursuant to a Cash Settlement. Pubco shall deliver Class A Common Stock that has been registered under the Securities Act with respect to any Redemption or Direct Exchange to the extent a registration statement is effective and available for such shares. Pubco covenants that all Class A Common Stock issued upon a Redemption or Direct Exchange will, upon issuance, be validly issued,

[4]	Note to WSGR: If PubCo can do a tax-free reorg, then the Members should be able to effect the transaction on a tax-free basis as well.

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fully paid and non-assessable. The provisions of this Article 10 shall be interpreted and applied in a manner consistent with the corresponding provisions of the Pubco Articles.

Section 10.06. Effect of Exercise of Redemption or Exchange Right. This Agreement shall continue notwithstanding the consummation of a Redemption or Direct Exchange and all governance or other rights set forth herein shall be exercised by the remaining Members and the Redeeming Member (to the extent of such Redeeming Member’s remaining interest in the Company). No Redemption or Direct Exchange shall relieve such Redeeming Member of any prior breach of this Agreement.

Section 10.07. Tax Treatment. Unless otherwise required by Applicable Law, the parties hereto acknowledge and agree a Redemption or a Direct Exchange, as the case may be, shall be treated as a direct exchange between Pubco and the Redeeming Member for U.S. federal and applicable state and local income tax purposes.

Section 10.08. Restrictions on Redemptions and Direct Exchanges. Notwithstanding anything to the contrary herein:

(a) No Redemption or Direct Exchange shall be permitted (and, if attempted, shall be void ab initio) if, in the good faith determination of the Managing Member or the Company, such a Redemption or Direct Exchange would:

(i) pose a material risk that the Company would be a “publicly traded partnership” as that term is defined in Section 7704 of the Code and Regulations promulgated thereunder;

(ii) result in the Ripple Group Holders collectively owning a number of shares of Pubco Common Stock that would cause such holders to be the beneficial owners (as defined in Rule 13d-3 or 13d-5 of the Exchange Act, or any successor statute or regulation) of capital stock of Pubco such that the Ripple Group Ownership Percentage exceeds 9.9% (a “Ripple Group Ownership Violation”); or

(iii) result in a Series C Stockholder Maximum Ownership Violation.

(b) If the Managing Member determines at any time, in its sole discretion after consultation with the Company’s tax advisors, either (i) that the Company does not then satisfy the “safe harbor” requirements under Treasury Regulation Section 1.7704-1(h) (the “100 Partner Safe Harbor”), or (ii) there is a reasonable possibility that the Company will not satisfy the 100 Partner Safe Harbor at any time during the current or next taxable year or may otherwise be classified as a “publicly traded partnership” under Section 7704 of the Code during such period, the Managing Member and the Company may impose such restrictions on, and impose such requirements on and procedures with respect to, any Redemption or Direct Exchange from time to time as the Managing Member or the Company may determine, in its sole discretion, to be necessary or advisable so that the Company is not treated as a “publicly traded partnership” under Section 7704 of the Code and such restrictions, requirements and procedures shall remain in effect unless and until the Managing Member determines otherwise; provided, that, for the avoidance of doubt, a transfer described under Treasury Regulation Section 1.7704-1(e)(2) shall not be restricted. Without limiting the discretion of the Managing Member or the Company under this Section 10.08(b) to impose any restrictions, requirements or procedures on Redemptions or Direct Exchange, such restrictions, requirements and procedures may include, but are not limited to, one or more of the following:

(i) providing that Members are permitted to effect Redemptions or Direct Exchanges during a taxable year of the Company only on one or more of up to four specified dates determined by the Managing Member (each a “Specified Exchange Date”);

(ii) requiring a Member seeking to effect a Redemption or Direct Exchange to give the Company irrevocable written notice of an election to effect such a Redemption or Direct Exchange on a date that is at least sixty (60) calendar days prior to the Specified Exchange Date on which such Redemption or Direct Exchange is to occur; and

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(iii) providing that the number of Units that may be redeemed or exchanged pursuant to a Redemption or Direct Exchange or otherwise transferred during the taxable year of the Company (other than in private transfers described in Treasury Regulations Section 1.7704-1(e)) cannot exceed 10 percent of the total interest in the Company’s capital or profits (as determined pursuant to Treasury Regulation Section 1.7704-1(k)).

(c) Pubco shall bear all of its own expenses in connection with the consummation of any Redemption, whether or not any such Redemption is ultimately consummated, including any transfer taxes, stamp taxes or duties, or other similar taxes in connection with, or arising by reason of, any Redemption (but not, in any case, any income taxes or other similar taxes); provided, however, that if any of the Share Settlement is to be delivered in a name other than that of the Redeeming Member that requested the Redemption, then such Redeeming Member or the Person in whose name such shares are to be delivered shall pay to Pubco the amount of any transfer taxes, stamp taxes or duties, or other similar taxes in connection with, or arising by reason of, such Redemption or shall establish to the reasonable satisfaction of Pubco that such tax has been paid or is not payable. Except as otherwise may separately be agreed by the Company, the Redeeming Member shall bear all of its own expenses in connection with the consummation of any Redemption (including, for the avoidance of doubt, expenses incurred by such Redeeming Member in connection with any Redemption that are invoiced to the Company).

ARTICLE 11

LIMITATION ON LIABILITY, EXCULPATION AND INDEMNIFICATION

Section 11.01. Limitation on Liability. The debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and no Covered Person shall be obligated personally for any such debt, obligation or liability of the Company; provided that the foregoing shall not alter a Member’s obligation to return funds wrongfully distributed to it or reimburse the Company as provided in this Agreement.

Section 11.02. Exculpation and Indemnification; Elimination of Fiduciary Duties. (a) Subject to the duties of the Managing Member and Officers set forth in Article 7, neither the Managing Member nor any other Covered Person shall be liable, including under any legal or equitable theory of fiduciary duty or other theory of liability, to the Company or to any other Covered Person for any losses, claims, damages or liabilities incurred by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company. There shall be, and each Covered Person shall be entitled to, a presumption that such Covered Person acted in good faith. Notwithstanding any other provision of this Agreement or in any agreement contemplated herein or applicable provisions of law or equity or otherwise, none of the Members, in their capacity as such, shall have any fiduciary duties to any other Member, the Company or any other Person, and any duties or implied duties (including fiduciary duties) of any Member, in its capacity as such, to any other Member or the Company that would otherwise apply at law (common or statutory) or in equity are hereby eliminated to the fullest extent permitted under any Applicable Law, including Section 18-1101(c) of the Delaware Act; provided, however, that the foregoing shall not eliminate the duty to comply with the implied contractual covenant of good faith and fair dealing.

(b) A Covered Person shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports or statements presented to the Company by any Person as to matters the Covered Person reasonably believes are within such Person’s professional or expert competence.

(c) The Company shall indemnify, defend and hold harmless each Covered Person against any losses, claims, damages, liabilities, expenses (including all reasonable out-of-pocket fees and expenses of counsel and other advisors), judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, in which such Covered Person may be involved or become subject to, in connection

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with any matter arising out of or in connection with the Company’s business or affairs, or this Agreement or any related document, unless such loss, claim, damage, liability, expense, judgment, fine, settlement or other amount (i) is a result of a Covered Person not acting in good faith on behalf of the Company or arose as a result of the willful commission by such Covered Person of any act that is dishonest and materially injurious to the Company, (ii) results from its contractual obligations under any Transaction Document to be performed in a capacity other than as a Covered Person or from the breach by such Covered Person of Section 9.01, (iii) results from the breach by any Member (in such capacity) of its contractual obligations under this Agreement or (iv) relates to any tax liability of a Member. If any Covered Person becomes involved in any capacity in any action, suit, proceeding or investigation in connection with any matter arising out of or in connection with the Company’s business or affairs, or this Agreement or any related document (other than any Transaction Document), other than (x) by reason of any act or omission performed or omitted by such Covered Person that was not in good faith on behalf of the Company or constituted a willful commission by such Covered Person of an act that is dishonest and materially injurious to the Company, (y) as a result of any breach by such Covered Person of Section 9.01 or (z) as relates to any tax liability of a Member, the Company shall reimburse such Covered Person for its reasonable legal and other reasonable out-of-pocket expenses (including the cost of any investigation and preparation) as they are incurred in connection therewith; provided that such Covered Person shall promptly repay to the Company the amount of any such reimbursed expenses paid to it if it shall be finally judicially determined that such Covered Person was not entitled to indemnification by, or contribution from, the Company in connection with such action, suit, proceeding or investigation. If for any reason (other than the bad faith of a Covered Person or the willful commission by such Covered Person of an act that is dishonest and materially injurious to the Company) the foregoing indemnification is unavailable to such Covered Person, or insufficient to hold it harmless, then the Company shall contribute to the amount paid or payable by such Covered Person as a result of such loss, claim, damage, liability, expense, judgment, fine, settlement or other amount in such proportion as is appropriate to reflect any relevant equitable considerations. There shall be, and each Covered Person shall be entitled to, a rebuttable presumption that such Covered Person acted in good faith.

(d) The obligations of the Company under Section 11.02(c) shall be satisfied solely out of and to the extent of the Company’s assets, and no Covered Person shall have any personal liability on account thereof.

(e) Given that certain Jointly Indemnifiable Claims may arise by reason of the service of a Covered Person to the Company or as a director, trustee, officer, partner, member, manager, employee, consultant, fiduciary or agent of other corporations, limited liability companies, partnerships, joint ventures, trusts, employee benefit plans or other enterprises controlled by the Company (collectively, the “Controlled Entities”), or by reason of any action alleged to have been taken or omitted in any such capacity, the Company acknowledges and agrees that the Company shall, and to the extent applicable shall cause the Controlled Entities to, be fully and primarily responsible for the payment to the Covered Person in respect of indemnification or advancement of all out-of-pocket costs of any type or nature whatsoever (including, without limitation, all attorneys’ fees and related disbursements) in each case, actually and reasonably incurred by or on behalf of a Covered Person in connection with either the investigation, defense or appeal of a claim, demand, action, suit or proceeding or establishing or enforcing a right to indemnification under this Agreement or otherwise incurred in connection with a claim that is indemnifiable hereunder (collectively, “Expenses”) in connection with any such Jointly Indemnifiable Claim, pursuant to and in accordance with (as applicable) the terms of (i) this Agreement, (ii) any other agreement between the Company or any Controlled Entity and the Covered Person pursuant to which the Covered Person is indemnified, (iii) the laws of the jurisdiction of incorporation or organization of any Controlled Entity or (iv) the certificate of incorporation, certificate of organization, bylaws, partnership agreement, operating agreement, certificate of formation, certificate of limited partnership, certificate of qualification or other organizational or governing documents of any Controlled Entity ((i) through (iv) collectively, the “Indemnification Sources”), irrespective of any right of recovery the Covered Person may have from the Indemnitee-Related Entities. Under no circumstance shall the Company or any Controlled Entity be entitled to any right of subrogation or contribution by the Indemnitee-Related Entities and no right of advancement or recovery the Covered Person may have from the Indemnitee-Related Entities shall reduce or otherwise alter the rights of the Covered Person or the obligations of the Company or any Controlled Entity under the Indemnification Sources. In the event that

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any of the Indemnitee-Related Entities shall make any payment to the Covered Person in respect of indemnification or advancement of Expenses with respect to any Jointly Indemnifiable Claim, (i) the Company shall, and to the extent applicable shall cause the Controlled Entities to, reimburse the Indemnitee-Related Entity making such payment to the extent of such payment promptly upon written demand from such Indemnitee-Related Entity, (ii) to the extent not previously and fully reimbursed by the Company or any Controlled Entity pursuant to clause (i), the Indemnitee-Related Entity making such payment shall be subrogated to the extent of the outstanding balance of such payment to all of the rights of recovery of the Covered Person against the Company or any Controlled Entity, as applicable, and (iii) the Covered Person shall execute all papers reasonably required and shall do all things that may be reasonably necessary to secure such rights, including the execution of such documents as may be necessary to enable the Indemnitee-Related Entities effectively to bring suit to enforce such rights. The Company and the Covered Person agree that each of the Indemnitee-Related Entities shall be third-party beneficiaries with respect to this Section 11.02(e), entitled to enforce this Section 11.02(e) as though each such Indemnitee-Related Entity were a party to this Agreement. The Company shall cause each of the Controlled Entities to perform the terms and obligations of this Section 11.02(e) as though each such Controlled Entity was the “Company” under this Agreement. For purposes of this Section 11.02(e), the following terms shall have the following meanings:

(i) The term “Indemnitee-Related Entities” means any corporation, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise (other than the Company, any Controlled Entity or the insurer under and pursuant to an insurance policy of the Company or any Controlled Entity) from whom a Covered Person may be entitled to indemnification or advancement of Expenses with respect to which, in whole or in part, the Company or any Controlled Entity may also have an indemnification or advancement obligation.

(ii) The term “Jointly Indemnifiable Claims” shall be broadly construed and shall include, without limitation, any claim, demand, action, suit or proceeding for which the Covered Person shall be entitled to indemnification or advancement of Expenses from both (i) the Company or any Controlled Entity pursuant to the Indemnification Sources, on the one hand, and (ii) any Indemnitee-Related Entity pursuant to any other agreement between any Indemnitee-Related Entity and the Covered Person pursuant to which the Covered Person is indemnified, the laws of the jurisdiction of incorporation or organization of any Indemnitee-Related Entity or the certificate of incorporation, certificate of organization, bylaws, partnership agreement, operating agreement, certificate of formation, certificate of limited partnership or other organizational or governing documents of any Indemnitee-Related Entity, on the other hand.

(f) The rights conferred on any Covered Person by this Section 11.02 shall not be exclusive of any other rights that such Covered Person may have or hereafter acquire under any statute, provision of this Agreement, agreement, vote of members, by determination of the Managing Member or otherwise. Further, the Company shall have the power and authority to provide indemnification, advancement of expenses and other similar rights to other Persons (including by agreements with members of the board of directors of Pubco) as is approved by the Managing Member.

ARTICLE 12

DISSOLUTION AND TERMINATION

Section 12.01. Dissolution. (a) The Company shall not be dissolved by the admission of Additional Members or Substitute Members pursuant to Section 3.02.

(b) No Member shall (i) resign from the Company prior to the dissolution and winding up of the Company or (ii) take any action to dissolve, terminate or liquidate the Company or to require apportionment, appraisal or partition of the Company or any of its assets, or to file a bill for an accounting, except as specifically provided in this Agreement, and each Member, to the fullest extent permitted by Applicable Law, hereby waives any rights to take any such actions under Applicable Law, including any right to petition a court for judicial dissolution under Section 18-802 of the Delaware Act.

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(c) The Company shall be dissolved and its business wound up only upon the earliest to occur of any one of the following events (each a “Dissolution Event”):

(i) The expiration of forty-five (45) days after the sale or other disposition of all or substantially all the assets of the Company;

(ii) upon the approval of the Managing Member; or

(iii) at any time there are no members of the Company, unless the Company is continued in accordance with the Delaware Act.

(d) The death, retirement, resignation, expulsion, bankruptcy, insolvency or dissolution of a Member or the occurrence of any other event that terminates the continued membership of a Member of the Company shall not in and of itself cause dissolution of the Company.

Section 12.02. Winding Up of the Company. (a) The Managing Member shall promptly notify the other Members of any Dissolution Event. Upon dissolution, the Company’s business shall be liquidated in an orderly manner. The Managing Member shall appoint a liquidating trustee to wind up the affairs of the Company pursuant to this Agreement. In performing its duties, the liquidating trustee is authorized to sell, distribute, exchange or otherwise dispose of the assets of the Company in accordance with the Delaware Act and in any reasonable manner that the liquidating trustee shall determine to be in the best interest of the Members.

(b) The proceeds of the liquidation of the Company shall be distributed in the following order and priority:

(i) first, to the creditors (including any Members or their respective Affiliates that are creditors) of the Company in satisfaction of all of the Company’s liabilities (whether by payment or by making reasonable provision for payment thereof, including the setting up of any reserves which are, in the judgment of the liquidating trustee, reasonably necessary therefor); and

(ii) second, to the Members in the same manner as distributions under Section 5.03(b).

(c) Distribution of Property. In the event it becomes necessary in connection with the liquidation of the Company to make a distribution of Property in-kind, subject to the priority set forth in Section 12.02(b), the liquidating trustee shall have the right to compel each Member to accept a distribution of any Property in-kind (with such Property, as a percentage of the total liquidating distributions to such Member, corresponding as nearly as possible to such Member’s Percentage Interest), subject to the last sentence of Section 5.03(d), with such distribution being based upon the amount of cash that would be distributed to such Members if such Property were sold for an amount of cash equal to the fair market value of such Property, as determined by the liquidating trustee in good faith.

(d) In the event of a dissolution pursuant to Section 12.01(c), the relative economic rights of each class of Units immediately prior to such dissolution shall be preserved to the greatest extent practicable with respect to distributions made to Members pursuant to Section 10.01(b) in connection with such dissolution, taking into consideration tax and other legal constraints that may adversely affect one or more parties to such dissolution and subject to compliance with Applicable Laws.

Section 12.03. Termination. The Company shall terminate when all of the assets of the Company, after payment of or reasonable provision for the payment of all debts and liabilities of the Company, shall have been distributed to the Members in the manner provided for in this Article 12, and the certificate of formation of the Company shall have been cancelled in the manner required by the Delaware Act.

Section 12.04. Survival. Termination, dissolution, liquidation or winding up of the Company for any reason shall not release any party from any liability which at the time of such termination, dissolution, liquidation or winding up already had accrued to any other party or which thereafter may accrue in respect to any act or omission prior to such termination, dissolution, liquidation or winding up.

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ARTICLE 13

MISCELLANEOUS

Section 13.01. Expenses. Other than as provided for in the Tax Receivable Agreement, the Company shall (a) pay, or cause to be paid, all costs, fees, operating expenses, administrative expenses and other expenses of the Company (including the costs, fees and expenses of attorneys, accountants or other professionals and the compensation of all personnel providing services to the Company) incurred in pursuing and conducting, or otherwise related to, the business of the Company and (b) in the sole discretion of the Managing Member, reimburse the Managing Member for any out-of-pocket costs, fees and expenses incurred by it or its Subsidiaries in connection therewith. To the extent that the Managing Member reasonably determines in good faith that its expenses are related to the business conducted by the Company or its Subsidiaries, then the Managing Member may cause the Company to pay or bear all such expenses of the Managing Member or its Subsidiaries, including (i) costs of any securities offerings (including any underwriters discounts and commissions), investment or acquisition transaction (whether or not successful) not borne directly by Members, (ii) compensation and meeting costs of its board of directors, (iii) cost of periodic reports to its stockholders, (iv) any judgments, settlements, penalties, fines or other costs and expenses in respect of any claims against, or any litigation or proceedings involving, Pubco, (v) accounting and legal costs, (vi) franchise taxes (which are not based on, or measured by, income), (vii) payments in respect of Indebtedness and preferred stock, to the extent the proceeds are used or will be used by Pubco or its Subsidiaries to pay expenses or other obligations described in this Section 13.01 (in either case only to the extent economically equivalent Indebtedness or Equity Securities of the Company were not issued to Pubco or its Subsidiaries) and (viii) other fees and expenses in connection with the maintenance of the existence of Pubco and its Subsidiaries (including any costs or expenses associated with being a public company listed on a national securities exchange), provided that the Company shall not pay or bear any income tax obligations of the Managing Member or its Subsidiaries pursuant to this provision. Payments under this Section 13.01 are intended to constitute reasonable compensation for past or present services and are not “distributions” within the meaning of Section 5.03 above or §18-607 of the Delaware Act.

Section 13.02. Further Assurances. Each Member agrees to execute, acknowledge, deliver, file and record such further certificates, amendments, instruments and documents, and to do all such other acts and things, as may be required by Applicable Law or as, in the reasonable judgment of the Managing Member, may be necessary or advisable to carry out the intent and purposes of this Agreement.

Section 13.03. Notices. All notices, requests and other communications to any party hereunder shall be in writing (including electronic mail transmission of attachments to such electronic mail in portable document format (“e-mail”), so long as a receipt of such e-mail is requested and received) and shall be given to such party at the address or e-mail address specified for such party on the Member Schedule hereto, or to such other address as such party may hereafter specify for the purpose by notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. on a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding Business Day in the place of receipt. All such notices, requests and other communications to any party hereunder shall be given to such party as follows:

If to the Company:

Pathfinder Digital Assets LLC

600 Battery Street

San Francisco, CA 94111

Attention: Asheesh Birla, Chief Executive Officer

E-mail: asheesh@evernorth.xyz

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If to Pubco:

Evernorth Holdings Inc.

600 Battery Street

San Francisco, CA 94111

Attention: Asheesh Birla, President

E-mail: asheesh@evernorth.xyz

With copies (which shall not constitute actual notice) to:

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, New York 10017

Attention:  Dan Gibbons; Derek Dostal

E-mail:    dan.gibbons@davispolk.com; derek.dostal@davispolk.com

Section 13.04. Binding Effect; Benefit; Assignment. (a) The provisions of this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns.

(b) Except as provided in Article 8, no Member may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of the Managing Member.

Section 13.05. Jurisdiction. (a) The parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby (whether brought by any party or any of its Affiliates or against any party or any of its Affiliates) shall be brought in the Court of Chancery of the State of Delaware or, if such court shall not have jurisdiction, any federal court located in the State of Delaware or other Delaware state court, and each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 13.03 shall be deemed effective service of process on such party.

(b) EACH OF THE COMPANY AND THE MEMBERS HEREBY IRREVOCABLY DESIGNATES THE CORPORATION TRUST COMPANY (IN SUCH CAPACITY, THE “PROCESS AGENT”), WITH AN OFFICE AT THE CORPORATION TRUST COMPANY, CORPORATION TRUST CENTER, 1209 ORANGE STREET, CITY OF WILMINGTON, COUNTY OF NEW CASTLE, DELAWARE 19801, AS ITS DESIGNEE, APPOINTEE AND AGENT TO RECEIVE, FOR AND ON ITS BEHALF SERVICE OF PROCESS IN SUCH JURISDICTION IN ANY LEGAL ACTION OR PROCEEDINGS WITH RESPECT TO THIS AGREEMENT OR ANY OTHER AGREEMENT EXECUTED IN CONNECTION WITH THIS AGREEMENT, AND SUCH SERVICE SHALL BE DEEMED COMPLETE UPON DELIVERY THEREOF TO THE PROCESS AGENT; PROVIDED THAT IN THE CASE OF ANY SUCH SERVICE UPON THE PROCESS AGENT, THE PARTY EFFECTING SUCH SERVICE SHALL ALSO DELIVER A COPY THEREOF TO EACH OTHER SUCH PARTY IN THE MANNER PROVIDED IN SECTION 13.03 OF THIS AGREEMENT AND, TO THE EXTENT A MEMBER IS NOT ORGANIZED UNDER THE LAWS OF THE STATE OF DELAWARE, AS REQUIRED BY THE LAW OF THE JURISDICTION OF ORGANIZATION OF SUCH MEMBER. NOTHING HEREIN SHALL AFFECT THE RIGHT OF ANY PARTY TO SERVE PROCESS IN ANY MANNER PERMITTED BY APPLICABLE LAW.

Section 13.06. WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

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Section 13.07. Counterparts. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).

Section 13.08. Entire Agreement. This Agreement and the Transaction Documents constitute the entire agreement between the parties with respect to the subject matter of this Agreement and supersede all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter of this Agreement. Nothing in this Agreement shall create any third-party beneficiary rights in favor of any Person or other party, except to the extent provided herein with respect to Indemnitee-Related Entities and Covered Persons, each of whom are intended third-party beneficiaries of those provisions that specifically related to them with the right to enforce such provisions as if they were a party hereto.

Section 13.09. Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the fullest extent possible.

Section 13.10. Amendment. (a) This Agreement can be amended at any time and from time to time by written instrument signed by each of the Members who together own a majority in interest of the Units then outstanding, provided that no amendment to this Agreement may adversely modify in any material respect the Units (or the rights or preferences of the Units) then held by any Members in any materially disproportionate manner to those then held by any other Members without the prior written consent of a majority in interest of such disproportionately affected Member or Members.

(b) For the avoidance of doubt: (i) the Managing Member, acting alone, may amend this Agreement, including the Member Schedule, (x) to reflect the admission of new Members or Transfers of Units, each as provided by and in accordance with, the terms of this Agreement and (y) to effect any subdivisions or combinations of Units made in compliance with Section 4.02(c) and (z) to issue additional LLC Units or any new class of Units (whether or not pari passu with or senior to the LLC Units) in accordance with the terms of this Agreement and to provide that the Members being issued such new Units be entitled to the rights provided to Members; and (ii) any merger, consolidation or other business combination that constitutes a Disposition Event (as such term is defined in the Pubco Articles) in which the Non-Pubco Members are required to exchange all of their LLC Units pursuant to Section 10.04(b) of this Agreement and receive consideration in such Disposition Event in accordance with the terms of this Agreement and Section 10.04(b) of this Agreement shall not be deemed an amendment hereof; provided, that such amendment is only effective upon consummation of such Disposition Event.

(c) No waiver of any provision or default under, nor consent to any exception to, the terms of this Agreement or any agreement contemplated hereby shall be effective unless in writing and signed by the party to be bound and then only to the specific purpose, extent and instance so provided.

Section 13.11. Confidentiality. (a) Each Member shall, and shall direct those of its Affiliates and their respective directors, officers, members, stockholders, partners, employees, attorneys, accountants, consultants, trustees and other advisors (the “Member Parties”) who have access to Confidential Information to, keep confidential and not disclose any Confidential Information to any Person other than a Member Party who agrees to keep such Confidential Information confidential in accordance with this Section 13.11, in each case without

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the express consent, in the case of Confidential Information acquired from the Company, of the Managing Member or, in the case of Confidential Information acquired from another Member, such other Member, unless:

(i) such disclosure shall be required by Applicable Law;

(ii) such disclosure is reasonably required in connection with any tax audit involving the Company or any Member or its Affiliates;

(iii) such disclosure is reasonably required in connection with any litigation against or involving the Company or any Member;

(iv) such disclosure is reasonably required in connection with any proposed Transfer of all or any part of such Member’s Units in the Company; provided that with respect to any such use of any Confidential Information referred to in this clause (iv), advance notice must be given to the Managing Member so that it may require any proposed Transferee that is not a Member to enter into a confidentiality agreement with terms substantially similar to the terms of this Section 13.11 (excluding this clause (iv)) prior to the disclosure of such Confidential Information; or

(v) such disclosure is of financial and other information of the type typically disclosed to limited partners and limited liability company members (and prospective Transferees or investors thereof) and is made to the partners or members of, or prospective investors in, Affiliates of the Members and such partner, Member or prospective investor is bound by the confidentiality provisions of a customary non-disclosure agreement entered into with the disclosing party that covers the Confidential Information so disclosed.

(b) “Confidential Information” means any information related to the activities of the Company, the Members and their respective Affiliates that a Member may acquire from the Company or the Members, other than information that (i) is already available through publicly available sources of information (other than as a result of disclosure by such Member), (ii) was available to a Member on a non-confidential basis prior to its disclosure to such Member by the Company, or (iii) becomes available to a Member on a non-confidential basis from a third party, provided such third party is not known by such Member, after reasonable inquiry, to be bound by this Agreement or another confidentiality agreement with the Company. Such Confidential Information may include information that pertains or relates to the business and affairs of any other Member or any other Company matters. Confidential Information may be used by a Member and its Member Parties only in connection with Company matters and in connection with the maintenance of its interest in the Company.

(c) Subject to Section 13.11(d), in the event that any Member or any Member Parties of such Member is required to disclose any of the Confidential Information, such Member shall use commercially reasonable efforts to provide the Company with prompt written notice so that the Company may seek a protective order or other appropriate remedy or waive compliance with the provisions of this Agreement, and such Member shall use commercially reasonable efforts to cooperate with the Company in any effort any such Person undertakes to obtain a protective order or other remedy. In the event that such protective order or other remedy is not obtained, or that the Company waives compliance with the provisions of this Section 13.11, such Member and its Member Parties shall furnish only that portion of the Confidential Information that is legally required and shall exercise all commercially reasonable efforts to obtain reasonably reliable assurance that the Confidential Information shall be accorded confidential treatment.

(d) Notwithstanding anything in this Agreement to the contrary, (i) each Member may disclose to any persons the U.S. federal income tax treatment and tax structure of the Company and the transactions set out in the Transaction Documents, (ii) nothing in this Agreement limits, restricts or in any other way affects any Member’s communication with any Governmental Authority, or communication with any official or staff person of a Governmental Authority, concerning matters relevant to the Governmental Authority that do not constitute attorney-client privileged information of the Company or its Affiliates and (iii) no Member can be held criminally or civilly liable under any federal or state trade secret law for disclosing a trade secret (x) in confidence to a federal, state, or local government official, either directly or indirectly, or to an attorney, solely for the purpose of reporting or investigation a suspected violation of law or (y) in a complaint or other document

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filed under seal in a lawsuit or other proceeding. For purpose of the foregoing clause (i), “tax structure” is limited to any facts relevant to the U.S. federal income tax treatment of the Company and does not include information relating to the identity of the Company or any Member.

Section 13.12. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflicts of law rules of such State that would result in the application of the laws of any other State.

ARTICLE 14

REPRESENTATIONS OF MEMBERS

Section 14.01. Representations of Members. Each Member (unless otherwise noted) to which a Unit is issued as of the date of this Agreement represents and warrants to the Company as follows:

(a) The Units issued to such Member, if any, are being acquired for investment for such Member’s own account, not as a nominee or agent, and not with a view to or for sale in connection with the distribution thereof.

(b) Such Member has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of the Member’s investment in the Units; such Member has the ability to bear the economic risks of such investment; such Member has the capacity to protect its own interests in connection with the transactions contemplated by this Agreement; and such Member has had an opportunity to ask questions and to obtain such financial and other information regarding the Company as such Member deems necessary or appropriate in connection with evaluating the merits of the investment in the Units. Such Member acknowledges that the Units have not been and will not be registered under the Securities Act or under any state securities act and may not be transferred except in compliance with the Securities Act and all applicable state laws.

(c) Each Member qualifies as an Accredited Investor within the meaning of Regulation D promulgated under the Securities Act or the acquisition of its interest otherwise qualifies under an applicable exemption from registration under the Securities Act.

[Signature pages follow]

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IN WITNESS WHEREOF, the parties hereto have caused this Amended and Restated Limited Liability Company Agreement to be duly executed as of the day and year first written above.

COMPANY: PATHFINDER DIGITAL ASSETS LLC

By:
	Name:	Asheesh Birla
	Title:	Chief Executive Officer

MEMBERS: EVERNORTH HOLDINGS INC.

By:
	Name:	Asheesh Birla
	Title:	President

RIPPLE LABS INC.

By:
Name:
Title:

[RIPPLE GROUP SUBSCRIBERS]

By:
Name:
Title:

SCHEDULE A

See attached

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Annex Q

TAX RECEIVABLE AGREEMENT

between

Evernorth Holdings Inc.

and

THE PERSONS NAMED HEREIN

Dated as of [●]

ii

TAX RECEIVABLE AGREEMENT

This TAX RECEIVABLE AGREEMENT (this “Agreement”), is dated as of [●], and is between Evernorth Holdings, Inc., a Nevada corporation (including any successor corporation, “PubCo”), Pathfinder Digital Assets LLC, a Delaware limited liability company (“OpCo”), each of the undersigned parties, and each of the other persons from time to time that become a party hereto (each, excluding PubCo and OpCo, a “TRA Party” and together the “TRA Parties”).

RECITALS

WHEREAS, the TRA Parties directly or indirectly hold limited liability company interests in OpCo (the “Units”), which is classified as a partnership for U.S. federal income Tax (as defined below) purposes;

WHEREAS, after the Transactions Closing (as defined in the OpCo Agreement), PubCo will be the sole managing member of OpCo, and holds and will hold, directly and/or indirectly, Units;

WHEREAS, the Units held by the TRA Parties subsequently may be exchanged for Class A Shares and/or for cash or other property, in accordance with and subject to the provisions of the OpCo Agreement and the PubCo Charter (each, as defined below);

WHEREAS, OpCo and each of its direct and indirect Subsidiaries (as defined below) treated as a partnership for U.S. federal income Tax purposes will have in effect an election under Section 754 of the Code, for each Taxable Year (as defined below) that includes the Transactions Closing Date and for each Taxable Year in which a taxable acquisition (including a deemed taxable acquisition under Section 707(a) of the Code) or non-taxable acquisition of Units by the Corporate Taxpayer from any of the TRA Parties (an “Exchanging Holder”) for Class A Shares and/or other consideration or redemption by OpCo, in each case, in connection the Transactions or after the Transactions Closing Date (any such acquisition, including any deemed taxable acquisition under Section 707(a) of the Code, or redemption, an “Exchange”) occurs;

WHEREAS, as a result of an Exchange, the Corporate Taxpayer will be entitled to use the Basis Adjustments (as defined below) relating to such Units exchanged in the Exchange;

WHEREAS, the income, gain, loss, expense and other Tax items of the Corporate Taxpayer may be affected by the (i) Basis Adjustments and (ii) Imputed Interest (as defined below) (collectively, the “Tax Attributes”); and

WHEREAS, the parties to this Agreement desire to provide for certain payments and make certain arrangements with respect to the effect of the Tax Attributes on the liability for Taxes of the Corporate Taxpayer.

NOW, THEREFORE, in consideration of the foregoing and the respective covenants and agreements set forth herein, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS

SECTION 1.1. Definitions. As used in this Agreement, the terms set forth in this Article I shall have the following meanings (such meanings to be equally applicable to both the singular and plural forms of the terms defined).

“Actual Tax Liability” means, with respect to any Taxable Year, the sum of (i) the sum of (A) the liability for U.S. federal income Taxes of the Corporate Taxpayer and (B) without duplication, the portion of any

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liability for U.S. federal income Taxes imposed directly on OpCo (and OpCo’s applicable subsidiaries) under Section 6225 or any similar provision of the Code that is allocable to the Corporate Taxpayer under Section 704 of the Code, in each case using the same methods, elections, conventions and similar practices used on the relevant federal income Tax Return filed by Corporate Taxpayer or OpCo, as applicable and (ii) the product of the amount of the U.S. federal taxable income for such taxable year reported on the Corporate Taxpayer’s IRS Form 1120 (or any successor form) and the Blended Rate.

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly, through one or more intermediaries, Controls, is Controlled by, or is under common Control with, such first Person.

“Agreed Rate” means a per annum rate of SOFR plus 100 basis points.

“Agreement” has the meaning set forth in the Preamble to this Agreement.

“Amended Schedule” has the meaning set forth in Section 2.3(b) of this Agreement.

“Attributable” means the portion of any Tax Attribute of the Corporate Taxpayer that is “Attributable” to any present or former Unit Holder, as the case may be, determined under the following principles:

(i) the Basis Adjustments shall be determined separately with respect to each Exchanging Holder and are Attributable to each Exchanging Holder in an amount equal to the total Basis Adjustment relating to such Units delivered to the Corporate Taxpayer by such Exchanging Holder in the Exchange (for the avoidance of doubt, with respect to any Basis Adjustments derived from a distribution or redemption, the Exchanging Holder shall be the Unit Holder relinquishing its interest in the Reference Asset); and

(ii) any deduction to the Corporate Taxpayer with respect to a Taxable Year in respect of Imputed Interest is Attributable to the Person that is required to include the Imputed Interest in income (without regard to whether such Person is actually subject to Tax thereon).

“Basis Adjustment” means the adjustment to the Tax basis of a Reference Asset under Sections 732, 734(b), 707(a), 737 and/or 1012 of the Code (in situations where, as a result of one or more Exchanges, OpCo becomes an entity that is disregarded as separate from its owner for U.S. federal income Tax purposes) or under Sections 734(b), 743(b) and/or 754 of the Code (in situations where, following an Exchange, OpCo remains in existence as an entity treated as a partnership for U.S. federal income Tax purposes) and, in each case, analogous sections of U.S. state and local Tax laws, as a result of an Exchange and the payments made pursuant to this Agreement in respect of such Exchange. For the avoidance of doubt, the amount of any Basis Adjustment resulting from an Exchange of one or more Units shall be determined without regard to any Pre-Exchange Transfer of such Units and as if any such Pre-Exchange Transfer had not occurred. The amount of any Basis Adjustment shall be determined using the Market Value at the time of the Exchange.

“Basis Schedule” has the meaning set forth in Section 2.1 of this Agreement.

“Beneficial Owner” means, with respect to any security, a Person who directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares: (i) voting power, which includes the power to vote, or to direct the voting of, such security; and/or (ii) investment power, which includes the power to dispose of, or to direct the disposition of, such security. The terms “Beneficially Own” and “Beneficial Ownership” shall have correlative meanings.

“Blended Rate” means, with respect to any Taxable Year, the sum of the gross rates of Tax imposed on the aggregate net income of the Corporate Taxpayer or OpCo, as applicable, in each state or local jurisdiction in which the Corporate Taxpayer or OpCo, as applicable, files Tax Returns for such Taxable Year, with the gross rate in any state or local jurisdiction being equal to the product of (i) the apportionment factor on the income or

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franchise Tax Return filed by the Corporate Taxpayer or OpCo, as applicable, in such jurisdiction for such Taxable Year and (ii) the maximum applicable corporate Tax rate in effect in such jurisdiction in such Taxable Year. As an illustration of the calculation of the Blended Rate for a Taxable Year, if the Corporate Taxpayer solely files Tax Returns in State 1 and State 2 in a Taxable Year, the maximum applicable corporate Tax rates in effect in such states in such Taxable Year are 6.5% and 5.5%, respectively, and the apportionment factors for such states on the applicable Tax Returns for such Taxable Year are 55% and 45% respectively, then the Blended Rate for such Taxable Year is equal to 6.05% (i.e., 6.5% multiplied by 55% plus 5.5% multiplied by 45%).

“Board” means the Board of Directors of PubCo.

“Business Day” means each day that is not a Saturday, Sunday or other day on which banking institutions in New York, New York are authorized or required by law to close.

“Change of Control” means the occurrence of any of the following events:

(i) any Person or any group of Persons acting together that would constitute a “group” for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended or any successor provisions thereto (excluding (a) a corporation or other entity owned, directly or indirectly, by the stockholders of the Corporate Taxpayer in substantially the same proportions as their ownership of stock of the Corporate Taxpayer and (b) any TRA Party or any of its Affiliates who is or becomes the Beneficial Owner), directly or indirectly, of securities of the Corporate Taxpayer representing more than 50% of the combined voting power of the Corporate Taxpayer’s then outstanding voting securities; or

(ii) the following individuals cease for any reason to constitute a majority of the number of directors of the Corporate Taxpayer then serving: individuals who, on the Transactions Closing Date, constitute the Board and any new director whose appointment or election by the Board or nomination for election by the Corporate Taxpayer’s stockholders was approved or recommended by a vote of at least two-thirds (2/3) of the directors then still in office who either were directors on the Transactions Closing Date or whose appointment, election or nomination for election was previously so approved or recommended by the directors referred to in this clause (ii); or

(iii) there is consummated a merger or consolidation of the Corporate Taxpayer with any other corporation or other entity, and, immediately after the consummation of such merger or consolidation, either (x) the Board immediately prior to the merger or consolidation does not constitute at least a majority of the board of directors of the company surviving the merger or, if the surviving company is a Subsidiary, the ultimate parent thereof, or (y) the voting securities of the Corporate Taxpayer immediately prior to such merger or consolidation do not continue to represent or are not converted into more than 50% of the combined voting power of the then outstanding voting securities of the Person resulting from such merger or consolidation or, if the surviving company is a Subsidiary, the ultimate parent thereof; or

(iv) the stockholders of the Corporate Taxpayer approve a plan of complete liquidation or dissolution of the Corporate Taxpayer or there is consummated an agreement or series of related agreements for the sale or other disposition, directly or indirectly, by the Corporate Taxpayer of all or substantially all of the Corporate Taxpayer’s assets, other than such sale or other disposition by the Corporate Taxpayer of all or substantially all of the Corporate Taxpayer’s assets to an entity at least 50% of the combined voting power of the voting securities of which are owned by stockholders of the Corporate Taxpayer in substantially the same proportions as their ownership of the Corporate Taxpayer immediately prior to such sale.

Notwithstanding the foregoing, except with respect to clause (ii) and clause (iii)(x) above, a “Change of Control” shall not be deemed to have occurred by virtue of the consummation of any transaction or series of integrated transactions immediately following which the holders of the shares of the Corporate Taxpayer immediately prior to such transaction or series of transactions continue to have substantially the same proportionate ownership in, and voting control over, and own substantially all of the shares of, an entity which owns, directly or indirectly, all or substantially all of the assets of the Corporate Taxpayer immediately following such transaction or series of transactions.

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“Class A Shares” has the meaning set forth in the Recitals of this Agreement.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Control” means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise.

“Corporate Taxpayer” means PubCo and any company that is a member of any consolidated Tax Return of which PubCo (or any of its successors) is a member, where appropriate.

“Covered Person” has the meaning set forth in Section 7.14 of this Agreement.

“Cumulative Net Realized Tax Benefit” for a Taxable Year means the cumulative amount of Realized Tax Benefits for all Taxable Years of the Corporate Taxpayer, up to and including such Taxable Year, net of the cumulative amount of Realized Tax Detriment for the same period. The Realized Tax Benefit and Realized Tax Detriment for each Taxable Year shall be determined based on the most recent Tax Benefit Schedules or Amended Schedules, if any, in existence at the time of such determination; provided, that, for the avoidance of doubt, the computation of the Cumulative Net Realized Tax Benefit shall be adjusted to reflect any applicable Determination with respect to any Realized Tax Benefits and/or Realized Tax Detriments.

“Default Rate” means a per annum rate of SOFR plus 500 basis points.

“Determination” shall have the meaning ascribed to such term in Section 1313(a) of the Code or similar provision of state, foreign or local Tax law, as applicable, or any other event (including the execution of IRS Form 870-AD) that finally and conclusively establishes the amount of any liability for Tax.

“Dispute” has the meaning set forth in Section 7.8(a) of this Agreement.

“Early Termination Date” means the date of an Early Termination Notice for purposes of determining the Early Termination Payment.

“Early Termination Effective Date” means the date on which an Early Termination Schedule becomes binding pursuant to Section 4.2.

“Early Termination Notice” has the meaning set forth in Section 4.2 of this Agreement.

“Early Termination Payment” has the meaning set forth in Section 4.3(b) of this Agreement.

“Early Termination Rate” means the lesser of (a) 6.5% per annum, compounded annually, and (b) SOFR plus 100 basis points.

“Early Termination Schedule” has the meaning set forth in Section 4.2 of this Agreement.

“Exchange” has the meaning set forth in the Recitals of this Agreement.

“Exchange Date” means the date of any Exchange.

“Exchanging Holder” has the meaning set forth in the Recitals of this Agreement.

“Expert” has the meaning set forth in Section 7.9 of this Agreement.

“Future TRAs” has the meaning set forth in Section 5.1 of this Agreement.

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“Hypothetical Tax Liability” means, with respect to any Taxable Year, the sum of (i) the sum of (A) the liability for U.S. federal income Taxes of the Corporate Taxpayer and (B) without duplication, the portion of any liability for U.S. federal income Taxes imposed directly on OpCo (and OpCo’s applicable subsidiaries) under Section 6225 or any similar provision of the Code that is allocable to the Corporate Taxpayer under Section 704 of the Code, in each case using the same methods, elections, conventions and similar practices used on the relevant federal income Tax Return for Corporate Taxpayer or Opco, as applicable, and (ii) the product of the U.S. federal taxable income for such taxable year reported on the Corporate Taxpayer’s IRS Form 1120 (or any successor form) and the Blended Rate, but, in the determination of the liability in clauses (i) and (ii), above, (a) using the Non-Stepped Up Tax Basis as reflected on the Basis Schedule including amendments thereto for the Taxable Year, and (b) excluding any deduction attributable to Imputed Interest attributable to any payment made under this Agreement for the Taxable Year. For the avoidance of doubt, Hypothetical Tax Liability shall be determined without taking into account the carryover or carryback of any Tax item (or portions thereof) that is attributable to a Tax Attribute as applicable. For the avoidance of doubt, the basis of the Reference Assets in the aggregate for purposes of determining the Hypothetical Tax Liability can never be less than zero.

“Imputed Interest” in respect of a TRA Party shall mean any interest imputed under Sections 1272, 1274 or 483 or other provision of the Code and any similar provision of state and local Tax law with respect to the Corporate Taxpayer’s payment obligations in respect of such TRA Party under this Agreement.

“Interest Amount” has the meaning set forth in Section 3.1(b) of this Agreement.

“Independent Directors” means the members of the Board who are “independent” under Rule 10A-3 under the Exchange Act and the standards of the principal U.S. securities exchange on which the Class A Shares are traded or quoted.

“Transactions Closing Date” means the date of the Transactions Closing.

“IRS” means the U.S. Internal Revenue Service.

“Market Value” shall mean the closing price of the Class A Shares on the applicable Exchange Date on the national securities exchange or interdealer quotation system on which such Class A Shares are then traded or listed, as reported by the Wall Street Journal; provided, that if the closing price is not reported by the Wall Street Journal for the applicable Exchange Date, then the Market Value shall mean the closing price of the Class A Shares on the Business Day immediately preceding such Exchange Date on the national securities exchange or interdealer quotation system on which such Class A Shares are then traded or listed, as reported by the Wall Street Journal; provided, further, that if the Class A Shares are not then listed on a national securities exchange or interdealer quotation system, “Market Value” shall mean the cash consideration paid for Class A Shares, or the fair market value of the other property delivered for Class A Shares, as determined by the Board in good faith. Notwithstanding anything to the contrary in the above sentence, to the extent property is exchanged for cash in a transaction, the Market Value shall be determined by reference to the amount of cash transferred in such transaction.

“Material Objection Notice” has the meaning set forth in Section 4.2 of this Agreement.

“Net Tax Benefit” has the meaning set forth in Section 3.1(b) of this Agreement.

“Non-Stepped Up Tax Basis” means, with respect to any Reference Asset at the time of an Exchange, the Tax basis that such asset would have had at such time if no Basis Adjustments had been made.

“Objection Notice” has the meaning set forth in Section 2.3(a) of this Agreement.

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“OpCo Agreement” means, with respect to OpCo, the Amended and Restated Limited Liability Company Agreement of OpCo, dated on or about the date hereof, as such agreement may be further amended, restated, supplemented and/or otherwise modified from time to time.

“Payment Date” means any date on which a payment is required to be made pursuant to this Agreement.

“Person” means any individual, corporation, firm, partnership, joint venture, limited liability company, estate, trust, business association, organization, governmental entity or other entity.

“Pre-Exchange Transfer” means any transfer (including upon the death of a Unit Holder) or distribution in respect of one or more Units (i) that occurs prior to an Exchange of such Units, and (ii) to which Section 734(b) or 743(b) of the Code applies.

“PubCo” has the meaning set forth in the Preamble to this Agreement.

“PubCo Charter” means, with respect to PubCo, the Articles of Incorporation of Evernorth Holdings Inc., as such agreement may be further amended, restated, supplemented and/or otherwise modified from time to time.

“Realized Tax Benefit” means, for a Taxable Year, the excess, if any, of the Hypothetical Tax Liability over the Actual Tax Liability. If all or a portion of the Actual Tax Liability for such Taxable Year arises as a result of an audit by a Taxing Authority of any Taxable Year, such liability shall not be included in determining the Realized Tax Benefit unless and until there has been a Determination with respect to such Actual Tax Liability.

“Realized Tax Detriment” means, for a Taxable Year, the excess, if any, of the Actual Tax Liability over the Hypothetical Tax Liability. If all or a portion of the Actual Tax Liability for such Taxable Year arises as a result of an audit by a Taxing Authority of any Taxable Year, such liability shall not be included in determining the Realized Tax Detriment unless and until there has been a Determination with respect to such Actual Tax Liability.

“Reconciliation Dispute” has the meaning set forth in Section 7.9 of this Agreement.

“Reconciliation Procedures” has the meaning set forth in Section 2.3(a) of this Agreement.

“Reference Asset” means an asset that is held by OpCo, or by any of its direct or indirect Subsidiaries treated as a partnership or disregarded entity (but only if such indirect Subsidiaries are held only through Subsidiaries treated as partnerships or disregarded entities) for purposes of the applicable Tax, at the time of the Transactions Closing or a subsequent Exchange, as relevant. A Reference Asset also includes any asset that is “substituted basis property” under Section 7701(a)(42) of the Code with respect to a Reference Asset.

“Schedule” means any of the following: (i) a Basis Schedule; (ii) a Tax Benefit Schedule; or (iii) the Early Termination Schedule.

“Section 734(b) Exchange” means any Exchange that results in a Basis Adjustment under Section 734(b) of the Code.

“Senior Obligations” has the meaning set forth in Section 5.1 of this Agreement.

“S OFR” means with respect to any day, a rate per annum equal to the Secured Overnight Financing Rate published for such day by the Federal Reserve Bank of New York, as the administrator of the benchmark (or a successor administrator), on the Federal Reserve Bank of New York’s website. In no event will SOFR be less than 0%.

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“Subsidiaries” means, with respect to any Person, as of any date of determination, any other Person as to which such Person, owns, directly or indirectly, or otherwise controls more than 50% of the voting power or other similar interests or the sole general partner interest or managing member or similar interest of such Person.

“Subsidiary Stock” means any stock or other equity interest in any Subsidiary of PubCo that is treated as a corporation for U.S. federal income tax purposes.

“Tax Attributes” has the meaning set forth in the Recitals of this Agreement.

“Tax Benefit Payment” has the meaning set forth in Section 3.1(b) of this Agreement.

“Tax Benefit Schedule” has the meaning set forth in Section 2.2(a) of this Agreement.

“Tax Return” means any return, declaration, report or similar statement filed or required to be filed with respect to Taxes (including any attached schedules), including, without limitation, any information return, claim for refund, amended return and declaration of estimated Tax.

“Taxable Year” means a taxable year of the Corporate Taxpayer as defined in Section 441(b) of the Code or comparable section of state or local Tax law, as applicable (and, therefore, for the avoidance of doubt, may include a period of less than twelve (12) months for which a Tax Return is made), ending on or after the Transactions Closing Date.

“Taxes” means any and all U.S. federal, state, local and foreign taxes, assessments or similar charges that are based on or measured with respect to net income or profits, and any interest related to such Tax.

“Taxing Authority” means any domestic, federal, national, state, county or municipal or other local government, any subdivision, agency, commission or authority thereof, or any quasi-governmental body exercising any taxing authority or any other authority exercising Tax regulatory authority.

“TRA Party” has the meaning set forth in the Preamble to this Agreement.

“TRA Party Representative” means, initially, Ripple, and thereafter, that TRA Party or committee of TRA Parties determined from time to time by a plurality vote of the TRA Parties ratably in accordance with their right to receive Early Termination Payments hereunder if all TRA Parties had fully Exchanged their Units for Class A Shares or other consideration and the Corporate Taxpayer had exercised its right of early termination on the date of the most recent Exchange.

“Treasury Regulations” means the final, temporary and proposed regulations under the Code promulgated from time to time (including corresponding provisions and succeeding provisions) as in effect for the relevant taxable period.

“Unit Holder” means holders of Units other than the Corporate Taxpayer.

“Units” has the meaning set forth in the Recitals of this Agreement.

“Valuation Assumptions” shall mean, as of an Early Termination Date, the assumptions that in each Taxable Year ending on or after such Early Termination Date, (1) the Corporate Taxpayer will have taxable income sufficient to fully utilize the Tax items arising from the Tax Attributes (other than any items addressed in clause (3) below) during such Taxable Year or future Taxable Years (including, for the avoidance of doubt, Basis Adjustments and Imputed Interest that would result from future payments made under this Agreement that would be paid in accordance with the Valuation Assumptions) in which such deductions would become available, (2) the U.S. federal, state and local income Tax rates that will be in effect for each such Taxable Year will be

9

those specified for each such Taxable Year by the Code and other law as in effect on the Early Termination Date and the Blended Rate will be calculated based on such rates and the apportionment factor applicable in such Taxable Year, (3) any non-amortizable assets will be disposed of on the fifteenth (15th) anniversary of the applicable Exchange (in the case of Basis Adjustments, but no earlier than the date twelve (12) months following the Early Termination Date), except any Subsidiary Stock will be deemed never to be disposed of unless the Subsidiary Stock is directly disposed of in a Change of Control and any cash equivalents (which shall exclude XRP and any blockchain, cryptocurrency, digital currency, digital asset or other similar asset) will be disposed of twelve (12) months following the Early Termination Date; provided, that in the event of a Change of Control, such non-amortizable assets shall be deemed disposed of at the time of sale (if applicable) of the relevant asset in the Change of Control (if earlier than such fifteenth (15th) anniversary), and (4) if, at the Early Termination Date, there are Units that have not been Exchanged, then each such Unit, shall be deemed Exchanged for the Market Value of the Class A Shares and the amount of cash that would be transferred if the Exchange occurred on the Early Termination Date.

ARTICLE II

DETERMINATION OF CERTAIN REALIZED TAX BENEFIT

SECTION 2.1. Basis Schedule. Within one hundred and twenty (120) calendar days after the due date (including extensions) of IRS Form 1120 (or any successor form) of the Corporate Taxpayer for each relevant Taxable Year, the Corporate Taxpayer shall deliver to each TRA Party a schedule (the “Basis Schedule”) that shows, in reasonable detail necessary to perform the calculations required by this Agreement, (i) the Basis Adjustment with respect to the Reference Assets in respect of such TRA Party as a result of the Exchanges effected in such Taxable Year or any prior Taxable Year by such TRA Party, if any, calculated in the aggregate, (ii) the Non-Stepped Up Tax Basis of the Reference Assets in respect of such TRA Party as of each applicable Exchange Date, if any, (iii) the period (or periods) over which the Reference Assets in respect of such TRA Party are amortizable and/or depreciable and (iv) the period (or periods) over which each Basis Adjustment in respect of such TRA Party is amortizable and/or depreciable. All costs and expenses incurred in connection with the provision and preparation of the Basis Schedules and Tax Benefit Schedules for each TRA Party in compliance with this Agreement shall be borne by OpCo.

SECTION 2.2. Tax Benefit Schedule.

(a) Tax Benefit Schedule. Within one hundred and twenty (120) calendar days after the due date (including extensions) of IRS Form 1120 (or any successor form) of the Corporate Taxpayer for any Taxable Year in which there is a Realized Tax Benefit or a Realized Tax Detriment Attributable to a TRA Party, the Corporate Taxpayer shall provide to such TRA Party a schedule showing, in reasonable detail, the calculation of the Realized Tax Benefit and Tax Benefit Payment or the Realized Tax Detriment, as applicable, in respect of such TRA Party for such Taxable Year (a “Tax Benefit Schedule”). Each Tax Benefit Schedule will become final as provided in Section 2.3(a) and may be amended as provided in Section 2.3(b) (subject to the procedures set forth in Section 2.3(b)).

(b) Applicable Principles.

(i) General. Subject to Section 3.3, the Realized Tax Benefit (or the Realized Tax Detriment) for each Taxable Year is intended to measure the decrease (or increase) in the actual liability for Taxes of the Corporate Taxpayer for such Taxable Year attributable to the Tax Attributes, determined using a “with and without” methodology and, for the avoidance of doubt, is not intended to take into account, and shall be interpreted in a manner that avoids taking into account, any Tax Attribute more than once. Carryovers or carrybacks of any Tax item attributable to any of the Tax Attributes shall be considered to be subject to the rules of the Code and the Treasury Regulations or the appropriate provisions of U.S. state and local income and franchise Tax law, as applicable, governing the use, limitation and expiration of carryovers or carrybacks of the relevant type. If a carryover or carryback of any Tax item includes a portion that is

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attributable to any Tax Attribute and another portion that is not, such portions shall be considered to be used in accordance with the “with and without” methodology. The parties agree that (A) all Tax Benefit Payments (other than Imputed Interest thereon) attributable to the Basis Adjustments will be treated as subsequent upward purchase price adjustments with respect to the Units exchanged in the applicable Exchange that have the effect of creating additional Basis Adjustments to Reference Assets for the Corporate Taxpayer in the year of payment, (B) as a result, any additional Basis Adjustments will be incorporated into the current year calculation and into future year calculations, as appropriate, and (C) the Actual Tax Liability will take into account the deduction of the portion of the Tax Benefit Payment that must be accounted for as Imputed Interest.

(ii) Applicable Principles of Section 734(b) Exchanges. Notwithstanding any provisions to the contrary in this Agreement, the foregoing treatment set out in Section 2.3(b)(i) shall not be required to apply to payments hereunder to an Exchanging Holder in respect of a Section 734(b) Exchange by such Exchanging Holder. For the avoidance of doubt, payments made under this Agreement relating to a Section 734(b) Exchange shall not be treated as resulting in a Basis Adjustment to the extent such payments are treated as Imputed Interest. The parties intend that (A) an Exchanging Holder that has made a Section 734(b) Exchange shall, with respect to the Basis Adjustment resulting from such Section 734(b) Exchange or any payments hereunder in respect of such Section 734(b) Exchange, be entitled to Tax Benefit Payments attributable to such Basis Adjustments only to the extent such Basis Adjustments are allocable to the Corporate Taxpayer following such Section 734(b) Exchange (without taking into account any concurrent or subsequent Exchanges) and (B) if, as a result of a subsequent Exchange, an increased portion of the Basis Adjustments resulting from such Section 734(b) Exchange or any payments hereunder in respect of such Section 734(b) Exchange becomes allocable to the Corporate Taxpayer, then the Unit Holder that makes such subsequent Exchange shall be entitled to a Tax Benefit Payment calculated in respect of such increased portion.

SECTION 2.3. Procedures, Amendments.

(a) Procedure. Every time the Corporate Taxpayer delivers to a TRA Party an applicable Schedule under this Agreement, including any Amended Schedule, the Corporate Taxpayer shall also (x) deliver to such TRA Party supporting schedules and work papers, as determined by the Corporate Taxpayer or as reasonably requested by such TRA Party, providing reasonable detail regarding data and calculations that were relevant for purposes of preparing such Schedule and (y) allow such TRA Party reasonable access at no cost to the appropriate representatives at the Corporate Taxpayer, as determined by the Corporate Taxpayer or as reasonably requested by such TRA Party, in connection with a review of such Schedule. Without limiting the generality of the preceding sentence, the Corporate Taxpayer shall ensure that any Tax Benefit Schedule that is delivered to a TRA Party, along with any supporting schedules and work papers, provides a reasonably detailed presentation of the calculation of the Actual Tax Liability and the Hypothetical Tax Liability and identifies any material assumptions or operating procedures or principles that were used for purposes of such calculations. An applicable Schedule or amendment thereto shall become final and binding on all parties thirty (30) calendar days from the date on which all relevant TRA Parties are treated as having received the applicable Schedule or amendment thereto under Section 7.1 unless the TRA Party Representative (i) within thirty (30) calendar days from such date provides the Corporate Taxpayer with written notice of a material objection to such Schedule (“Objection Notice”) made in good faith or (ii) provides a written waiver of such right of any Objection Notice within the period described in clause (i) above, in which case such Schedule or amendment thereto becomes binding on the date the waiver is received by the Corporate Taxpayer. If the Corporate Taxpayer and the TRA Party Representative, for any reason, are unable to successfully resolve the issues raised in the Objection Notice within thirty (30) calendar days after receipt by the Corporate Taxpayer of an Objection Notice, the Corporate Taxpayer and the TRA Party Representative shall employ the reconciliation procedures as described in Section 7.9 of this Agreement (the “Reconciliation Procedures”). The TRA Party Representative will fairly represent the interests of each of the TRA Parties and shall use reasonable efforts to timely raise and pursue, in accordance with this Section 2.3(a), any reasonable objection to a Schedule or amendment thereto timely communicated in writing to the TRA Party Representative by a TRA Party.

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(b) Amended Schedule. The applicable Schedule for any Taxable Year may be amended from time to time by the Corporate Taxpayer (i) in connection with a Determination affecting such Schedule, (ii) to correct inaccuracies in the Schedule identified as a result of the receipt of additional factual information relating to a Taxable Year after the date the Schedule was provided to a TRA Party, (iii) to comply with an Expert’s determination under the Reconciliation Procedures, (iv) to reflect a change in the Realized Tax Benefit, or the Realized Tax Detriment for such Taxable Year attributable to a carryback or carryforward of a loss or other Tax item to such Taxable Year, (v) to reflect a change in the Realized Tax Benefit or the Realized Tax Detriment for such Taxable Year attributable to an amended Tax Return filed for such Taxable Year or (vi) to adjust an applicable TRA Party’s Basis Schedule to take into account payments made pursuant to this Agreement (any such Schedule, an “Amended Schedule”). The Corporate Taxpayer shall provide an Amended Schedule to each TRA Party when the Corporate Taxpayer delivers the Basis Schedule for the following taxable year.

ARTICLE III

TAX BENEFIT PAYMENTS

SECTION 3.1. Payments.

(a) Payments. Within five (5) calendar days after a Tax Benefit Schedule delivered to a TRA Party becomes final in accordance with Section 2.3(a) and Section 7.9, if applicable, the Corporate Taxpayer shall pay such TRA Party for such Taxable Year the Tax Benefit Payment determined pursuant to Section 3.1(b) that is Attributable to the relevant TRA Party. Each such Tax Benefit Payment shall be made by wire transfer of immediately available funds to the bank account previously designated by such TRA Party to the Corporate Taxpayer or as otherwise agreed by the Corporate Taxpayer and such TRA Party. For the avoidance of doubt, (x) no Tax Benefit Payment shall be made in respect of estimated Tax payments, including, without limitation, U.S. federal estimated income Tax payments and (y) the payments provided for pursuant to the above sentence shall be computed separately for each TRA Party. Notwithstanding anything to the contrary in this Agreement, with respect to each Exchange by or with respect to any TRA Party, if such TRA Party notifies the Corporate Taxpayer in writing of a stated maximum selling price (within the meaning of Treasury Regulations Section 15A.453-1(c)(2)), then the amount of the consideration received in connection with such Exchange and the aggregate Tax Benefit Payments to such TRA Party in respect of such Exchange (other than amounts accounted for as interest under the Code) shall not exceed such stated maximum selling price.

(b) A “Tax Benefit Payment” in respect of a TRA Party for a Taxable Year means an amount, not less than zero, equal to the Net Tax Benefit that is Attributable to such TRA Party and the Interest Amount with respect thereto. For the avoidance of doubt, for Tax purposes, the Interest Amount shall not be treated as interest, but instead, shall be treated as additional consideration in the applicable transaction, unless otherwise required by law. Subject to Section 3.3, the “Net Tax Benefit” for a Taxable Year shall be an amount equal to the excess, if any, of 85% of the Cumulative Net Realized Tax Benefit as of the end of such Taxable Year, over the total amount of payments previously made under the first sentence of Section 3.1(a) (excluding payments attributable to Interest Amounts); provided, for the avoidance of doubt, that no such recipient shall be required to return any portion of any previously made Tax Benefit Payment. The “Interest Amount” shall equal the interest on the Net Tax Benefit calculated at the Agreed Rate from the due date (without extensions) for filing IRS Form 1120 (or any successor form) of the Corporate Taxpayer with respect to Taxes for such Taxable Year until the payment date under Section 3.1(a).

SECTION 3.2. No Duplicative Payments. It is intended that the provisions of this Agreement will not result in duplicative payment of any amount (including interest) required under this Agreement. The provisions of this Agreement shall be construed in the appropriate manner to ensure such intentions are realized.

SECTION 3.3. Pro Rata Payments. Notwithstanding anything in Section 3.1 to the contrary, to the extent that the aggregate Realized Tax Benefit of the Corporate Taxpayer with respect to the Tax Attributes is

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limited in a particular Taxable Year because the Corporate Taxpayer does not have sufficient taxable income, the Net Tax Benefit for that Taxable Year shall be allocated among all parties then-eligible to receive Tax Benefit Payments under this Agreement in proportion to the amounts of Net Tax Benefit for that Taxable Year, respectively, that would have been Attributable to each TRA Party if the Corporate Taxpayer had sufficient taxable income so that there were no such limitation.

SECTION 3.4. Payment Ordering. If for any reason the Corporate Taxpayer does not fully satisfy its payment obligations to make all Tax Benefit Payments due under this Agreement in respect of a particular Taxable Year, then the Corporate Taxpayer and the TRA Parties agree that (i) Tax Benefit Payments for such Taxable Year shall be payable to all parties eligible to receive Tax Benefit Payments under this Agreement in such Taxable Year in proportion to the amounts of Tax Benefit Payments, respectively, that would have been made to each TRA Party if the Corporate Taxpayer had sufficient cash available to make such Tax Benefit Payments and (ii) no Tax Benefit Payments shall be made in respect of any Taxable Year until all Tax Benefit Payments to all TRA Parties in respect of all prior Taxable Years have been made in full.

ARTICLE IV

TERMINATION

SECTION 4.1. Early Termination of Agreement; Breach of Agreement.

(a) With the written approval of a majority of the Independent Directors, the Corporate Taxpayer may terminate this Agreement with respect to all amounts payable to the TRA Parties and with respect to all of the Units held by the TRA Parties at any time by paying to each TRA Party the Early Termination Payment in respect of such TRA Party; provided, however, that this Agreement shall only terminate upon the receipt of the Early Termination Payment by all TRA Parties, and provided, further, that the Corporate Taxpayer may withdraw any notice to execute its termination rights under this Section 4.1(a) prior to the time at which any Early Termination Payment has been paid. Upon payment of the Early Termination Payment in respect of each TRA Party by the Corporate Taxpayer the Corporate Taxpayer shall have no further payment obligations under this Agreement, other than for any (a) Tax Benefit Payments due and payable and that remain unpaid as of the Early Termination Notice and (b) Tax Benefit Payment due for the Taxable Year ending with or including the date of the Early Termination Notice (except to the extent that the amount described in clause (b) is included in the Early Termination Payment). If an Exchange occurs after the Corporate Taxpayer makes all of the required Early Termination Payments, the Corporate Taxpayer shall have no obligations under this Agreement with respect to such Exchange. For the avoidance of doubt, this Section 4.1(a) shall not prevent the Corporate Taxpayer and one or more TRA Parties from negotiating a termination of the TRA Parties’ rights under this Agreement for a payment that is different than the Early Termination Payment (an “Alternative Early Termination Payment”). In addition, this Section 4.1(a) shall not prevent the Corporate Taxpayer and the TRA Party Representative from negotiating an Alternative Early Termination Payment that would be binding on all TRA Parties.

(b) In the event that the Corporate Taxpayer (1) breaches any of its material obligations under this Agreement, whether as a result of failure to make any payment when due, failure to honor any other material obligation required hereunder or by operation of law as a result of the rejection of this Agreement in a case commenced under the Bankruptcy Code or otherwise or (2)(A) commences any case, proceeding or other action (i) under any existing or future law of any jurisdiction, domestic or foreign, relating to bankruptcy, insolvency, reorganization or relief of debtors, seeking to have an order for relief entered with respect to it, or seeking to adjudicate a bankruptcy or insolvency, or seeking reorganization, arrangement, adjustment, winding-up, liquidation, dissolution, composition or other relief with respect to it or its debts or (ii) seeking an appointment of a receiver, trustee, custodian, conservator or other similar official for it or for all or any substantial part of its assets, or it shall make a general assignment for the benefit of creditors or (B) is party to any case, proceeding or other action of the nature referred to in clause (A) above commenced against it that remains undismissed or

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undischarged for a period of sixty (60) calendar days, all obligations hereunder shall be automatically accelerated and shall be immediately due and payable, and such obligations shall be calculated as if an Early Termination Notice had been delivered on the date of such breach or the date of the applicable action under clause (2)(A) or (B) and shall include, but not be limited to, (x) the Early Termination Payments calculated as if an Early Termination Notice had been delivered on such date, (y) any Tax Benefit Payment due and payable and that remains unpaid as of such date, and (z) any Tax Benefit Payment in respect of any TRA Party due for the Taxable Year ending with or including such date; provided, that procedures similar to the procedures of Section 4.2 shall apply with respect to the determination of the amount payable by the Corporate Taxpayer pursuant to this sentence. Notwithstanding the foregoing, in the event that the Corporate Taxpayer breaches this Agreement, to the fullest extent permitted by applicable law, each TRA Party shall be entitled to elect to receive the amounts set forth in clauses (x), (y) and (z) above or to seek specific performance of the terms hereof. The parties agree that the failure to make any payment due pursuant to this Agreement within three (3) months of the date such payment is due shall be deemed to be a breach of a material obligation under this Agreement for all purposes of this Agreement, and that it will not be considered to be a breach of a material obligation under this Agreement to make a payment due pursuant to this Agreement within three (3) months of the date such payment is due. Notwithstanding anything in this Agreement to the contrary, it shall not be a breach of a material obligation of this Agreement if the Corporate Taxpayer fails to make any Tax Benefit Payment when due to the extent that the Corporate Taxpayer has insufficient funds to make such payment; provided, that the interest provisions of Section 5.2 shall apply to such late payment (unless the Corporate Taxpayer does not have sufficient funds to make such payment as a result of limitations imposed by any Senior Obligations, in which case Section 5.2 shall apply, but the Default Rate shall be replaced by the Agreed Rate).

(c) In the event of a Change of Control, all obligations hereunder shall be accelerated and such obligations shall be calculated as if an Early Termination Notice had been delivered on the date of such Change of Control and utilizing the Valuation Assumptions by substituting in each case the terms “the closing date of a Change of Control” in each place where the phrase “Early Termination Date” appears. Such obligations shall include (1) the Early Termination Payments calculated as if the Early Termination Date is the date of such Change of Control, (2) any Tax Benefit Payment due and payable and that remains unpaid as of the date of such Change of Control, and (3) any Tax Benefit Payment in respect of any TRA Party due for any Taxable Year ending prior to, with or including the date of such Change of Control (except to the extent any amounts described in clause (2) or (3) are included in the Early Termination Payment). For the avoidance of doubt, Sections 4.2 and 4.3 shall apply to a Change of Control, mutatis mutandis.

SECTION 4.2. Early Termination Notice. If the Corporate Taxpayer chooses to exercise its right of early termination under Section 4.1(a) above, the Corporate Taxpayer shall deliver to the TRA Party Representative notice of such intention to exercise such right (“Early Termination Notice”) and a schedule (the “Early Termination Schedule”) showing in reasonable detail the calculation of the Early Termination Payment(s) due for each relevant TRA Party. Each Early Termination Schedule shall become final and binding on all parties thirty (30) calendar days from the first date on which the TRA Party Representative is treated as having received such Schedule or amendment thereto under Section 7.1 unless the TRA Party Representative (i) within thirty (30) calendar days after such date provides the Corporate Taxpayer with notice of a material objection to such Schedule made in good faith (“Material Objection Notice”) or (ii) provides a written waiver of such right of a Material Objection Notice within the period described in clause (i) above, in which case such Schedule becomes binding on the date the waiver is received by the Corporate Taxpayer. If the Corporate Taxpayer and the TRA Party Representative, for any reason, are unable to successfully resolve the issues raised in such notice within thirty (30) calendar days after receipt by the Corporate Taxpayer of the Material Objection Notice, the Corporate Taxpayer and the TRA Party Representative shall employ the Reconciliation Procedures in which case such Schedule becomes binding ten (10) calendar days after the conclusion of the Reconciliation Procedures. The TRA Party Representative will fairly represent the interests of each TRA Party and shall timely raise and pursue, in accordance with this Section 4.2, any reasonable objection to an Early Termination Schedule or amendment thereto timely communicated in writing to the TRA Party Representative by a TRA Party.

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SECTION 4.3. Payment upon Early Termination.

(a) Within three (3) calendar days after an Early Termination Effective Date, the Corporate Taxpayer shall pay to each relevant TRA Party an amount equal to the Early Termination Payment in respect of such TRA Party. Such payment shall be made by wire transfer of immediately available funds to a bank account or accounts designated by such TRA Party or as otherwise agreed by the Corporate Taxpayer and such TRA Party or, in the absence of such designation or agreement, by check mailed to the last mailing address provided by such TRA Party to the Corporate Taxpayer.

(b) “Early Termination Payment” in respect of a TRA Party shall equal the present value, discounted at the Early Termination Rate as of the applicable Early Termination Effective Date, of all Tax Benefit Payments in respect of such TRA Party that would be required to be paid by the Corporate Taxpayer beginning from the Early Termination Date and assuming that the Valuation Assumptions in respect of such TRA Party are applied and that each Tax Benefit Payment for the relevant Taxable Year would be due and payable on the due date (without extensions) under applicable law as of the Early Termination Effective Date for filing of IRS Form 1120 (or any successor form) of the Corporate Taxpayer.

ARTICLE V

SUBORDINATION AND LATE PAYMENTS

SECTION 5.1. Subordination. Notwithstanding any other provision of this Agreement to the contrary, any Tax Benefit Payment required to be made by the Corporate Taxpayer to the TRA Parties under this Agreement shall rank subordinate and junior in right of payment to any principal, interest or other amounts due and payable in respect of any obligations in respect of indebtedness for borrowed money of the Corporate Taxpayer and its Subsidiaries (“Senior Obligations”) and shall rank pari passu in right of payment with all current or future unsecured obligations of the Corporate Taxpayer that are not Senior Obligations. To the extent that any payment under this Agreement is not permitted to be made at the time payment is due as a result of this Section 5.1 and the terms of agreements governing Senior Obligations, such payment obligation nevertheless shall accrue for the benefit of TRA Parties and the Corporate Taxpayer shall make such payments at the first opportunity that such payments are permitted to be made in accordance with the terms of the Senior Obligations. Notwithstanding any other provision of this Agreement to the contrary, to the extent that the Corporate Taxpayer or any of its Affiliates enters into future Tax receivable or other similar agreements (“Future TRAs”), the Corporate Taxpayer shall ensure that the terms of any such Future TRA shall provide that the Tax Attributes subject to this Agreement are considered senior in priority to any Tax attributes subject to any such Future TRA for purposes of calculating the amount and timing of payments under any such Future TRA.

SECTION 5.2. Late Payments by the Corporate Taxpayer. Subject to the proviso in the last sentence of Section 4.1(b), the amount of all or any portion of any Tax Benefit Payment or Early Termination Payment not made to the TRA Parties when due under the terms of this Agreement, whether as a result of Section 5.1 or otherwise, shall be payable together with any interest thereon, computed at the Default Rate and commencing from the date on which such Tax Benefit Payment or Early Termination Payment was first due and payable to the date of actual payment.

ARTICLE VI

NO DISPUTES; CONSISTENCY; COOPERATION

SECTION 6.1. Participation in the Corporate Taxpayer’s and OpCo’s Tax Matters. Except as otherwise provided herein, and except as provided in the OpCo Agreement, the Corporate Taxpayer shall have full responsibility for, and sole discretion over, all Tax matters concerning the Corporate Taxpayer and OpCo,

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including without limitation the preparation, filing or amending of any Tax Return and defending, contesting or settling any issue pertaining to Taxes. Notwithstanding the foregoing, the Corporate Taxpayer shall notify the TRA Party Representative of, and keep the TRA Party Representative reasonably informed with respect to, the portion of any audit of the Corporate Taxpayer and OpCo by a Taxing Authority the outcome of which is reasonably expected to materially affect the rights and obligations of a TRA Party under this Agreement, and shall provide to the TRA Party Representative reasonable opportunity to provide information and other input to the Corporate Taxpayer, OpCo and their respective advisors concerning the conduct of any such portion of such audit; provided, however, that the Corporate Taxpayer and OpCo shall not be required to take any action that is inconsistent with any provision of the OpCo Agreement.

SECTION 6.2. Consistency. The Corporate Taxpayer and the TRA Parties agree to report and cause to be reported for all purposes, including U.S. federal, state and local Tax purposes and financial reporting purposes, all Tax-related items (including, without limitation, the Basis Adjustments and each Tax Benefit Payment) in a manner consistent with that contemplated by this Agreement or specified by the Corporate Taxpayer in any Schedule required to be provided by or on behalf of the Corporate Taxpayer under this Agreement unless otherwise required by law. The Corporate Taxpayer shall (and shall cause OpCo and its other Subsidiaries to) use commercially reasonable efforts (for the avoidance of doubt, taking into account the interests and entitlements of all TRA Parties under this Agreement) to defend the Tax treatment contemplated by this Agreement and any Schedule in any audit, contest or similar proceeding with any Taxing Authority.

SECTION 6.3. Cooperation. Each of the Corporate Taxpayer and each TRA Party shall (a) furnish to the other party in a timely manner such information, documents and other materials as such party may reasonably request for purposes of making any determination or computation necessary or appropriate under this Agreement, preparing any Tax Return or contesting or defending any audit, examination or controversy with any Taxing Authority, (b) make itself available to the other party and its representatives to provide explanations of documents and materials and such other information as such party or its representatives may reasonably request in connection with any of the matters described in clause (a) above, and (c) reasonably cooperate in connection with any such matter, and the Corporate Taxpayer shall reimburse each such TRA Party for any reasonable and documented out-of-pocket costs and expenses incurred pursuant to this Section 6.3. Upon the request of any TRA Party, the Corporate Taxpayer shall reasonably cooperate in taking any action reasonably requested by such TRA Party in connection with its tax or financial reporting, and/or the consummation of any assignment or transfer of any of its rights and/or obligations, under this Agreement, including without limitation, providing any information or executing any documentation reasonably requested by the TRA Party.

ARTICLE VII

MISCELLANEOUS

SECTION 7.1. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed duly given and received (a) on the date of delivery if delivered personally, or by facsimile or email with confirmation of transmission by the transmitting equipment or (b) on the first Business Day following the date of dispatch if delivered by a recognized next-day courier service. All notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

If to the Corporate Taxpayer, to:

Evernorth Holdings Inc.

600 Battery Street

San Francisco, CA 94111

Attention: Asheesh Birla

Email: asheesh@evernorth.xyz

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If to the initial TRA Party Representative, to:

Ripple Labs Inc.

600 Battery Street

San Francisco, CA 94111

Email: RippleInvestmentsAdmin@ripple.com

If to the TRA Parties (except the initial TRA Party Representative), to the respective addresses, fax numbers and email addresses set forth in the records of OpCo.

Any party may change its address, fax number or email by giving the other party written notice of its new address, fax number or email in the manner set forth above.

SECTION 7.2. Counterparts. This Agreement may be executed in one or more counterparts (including counterparts transmitted electronically in portable document format (pdf)), all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart. Delivery of an executed signature page to this Agreement by facsimile transmission shall be as effective as delivery of a manually signed counterpart of this Agreement. Electronic signatures shall be a valid method of executing this Agreement.

SECTION 7.3. Entire Agreement; No Third Party Beneficiaries. This Agreement constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and their respective successors and permitted assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

SECTION 7.4. Governing Law. This Agreement shall be governed by, and construed in accordance with, the law of the State of Delaware.

SECTION 7.5. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

SECTION 7.6. Successors; Assignment; Amendments; Waivers.

(a) Each TRA Party may assign all or any portion of its rights under this Agreement to any Person as long as such transferee has (i) executed and delivered, or, in connection with such transfer, executes and delivers, a joinder to this Agreement, substantially in form of Exhibit A hereto, agreeing to become a TRA Party for all purposes of this Agreement, except as otherwise provided in such joinder, and (ii) obtained the prior written consent of the TRA Party Representative (not to be unreasonably withheld, conditioned or delayed).

(b) No provision of this Agreement may be amended unless such amendment is approved in writing by each of the Corporate Taxpayer and by the TRA Parties who would be entitled to receive at least a majority of the total amount of the Early Termination Payments payable to all TRA Parties hereunder if the Corporate Taxpayer had exercised its right of early termination on the date of the most recent Exchange prior to such amendment (excluding, for purposes of this sentence, all payments made to any TRA Party pursuant to this

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Agreement since the date of such most recent Exchange); provided, that no such amendment shall be effective if such amendment will have a disproportionate effect on the payments one or more TRA Parties receive under this Agreement unless such amendment is consented in writing by such TRA Parties disproportionately affected who would be entitled to receive at least two-thirds of the total amount of the Early Termination Payments payable to all TRA Parties disproportionately affected hereunder if the Corporate Taxpayer had exercised its right of early termination on the date of the most recent Exchange prior to such amendment (excluding, for purposes of this sentence, all payments made to any TRA Party pursuant to this Agreement since the date of such most recent Exchange). No provision of this Agreement may be waived unless such waiver is in writing and signed by the party against whom the waiver is to be effective.

(c) All of the terms and provisions of this Agreement shall be binding upon, shall inure to the benefit of and shall be enforceable by the parties hereto and their respective successors, assigns, heirs, executors, administrators and legal representatives. The Corporate Taxpayer shall require and cause any direct or indirect successor (whether by purchase, merger, consolidation or otherwise) to all or substantially all of the business or assets of the Corporate Taxpayer, by written agreement, expressly to assume and agree to perform this Agreement in the same manner and to the same extent that the Corporate Taxpayer would be required to perform if no such succession had taken place.

SECTION 7.7. Titles and Subtitles. The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

SECTION 7.8. Resolution of Disputes.

(a) Any and all disputes which are not governed by Section 7.9 and cannot be settled amicably, including any ancillary claims of any party, arising out of, relating to or in connection with the validity, negotiation, execution, interpretation, performance or non-performance of this Agreement (including the validity, scope and enforceability of this arbitration provision) (each a “Dispute”) shall be finally settled by arbitration conducted by a single arbitrator in Delaware in accordance with the then-existing Rules of Arbitration of the International Chamber of Commerce. If the parties to the Dispute fail to agree on the selection of an arbitrator within thirty (30) calendar days of the receipt of the request for arbitration, the International Chamber of Commerce shall make the appointment. The arbitrator shall be a lawyer admitted to the practice of law in the State of Delaware and shall conduct the proceedings in the English language. Performance under this Agreement shall continue if reasonably possible during any arbitration proceedings.

(b) Notwithstanding the provisions of paragraph (a), the Corporate Taxpayer may bring an action or special proceeding in any court of competent jurisdiction for the purpose of compelling a party to arbitrate, seeking temporary or preliminary relief in aid of an arbitration hereunder, and/or enforcing an arbitration award and, for the purposes of this paragraph (b), each TRA Party (i) expressly consents to the application of paragraph (c) of this Section 7.8 to any such action or proceeding, (ii) agrees that proof shall not be required that monetary damages for breach of the provisions of this Agreement would be difficult to calculate and that remedies at law would be inadequate, and (iii) irrevocably appoints the Corporate Taxpayer as agent of such TRA Party for service of process in connection with any such action or proceeding and agrees that service of process upon such agent, who shall promptly advise the TRA Party of any such service of process, shall be deemed in every respect effective service of process upon the TRA Party in any such action or proceeding.

(c) (i) EACH PARTY HEREBY IRREVOCABLY SUBMITS TO THE JURISDICTION OF COURTS LOCATED IN WILMINGTON, DELAWARE FOR THE PURPOSE OF ANY JUDICIAL PROCEEDING BROUGHT IN ACCORDANCE WITH THE PROVISIONS OF THIS SECTION 7.8, OR ANY JUDICIAL PROCEEDING ANCILLARY TO AN ARBITRATION OR CONTEMPLATED ARBITRATION ARISING OUT OF OR RELATING TO OR CONCERNING THIS AGREEMENT. Such ancillary judicial proceedings include any suit, action or proceeding to compel arbitration, to obtain temporary or preliminary judicial relief in aid of arbitration, or to confirm an arbitration award. The parties acknowledge that the fora designated by this paragraph (c) have a reasonable relation to this Agreement, and to the parties’ relationship with one another; and

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(ii) The parties hereby waive, to the fullest extent permitted by applicable law, any objection which they now or hereafter may have to personal jurisdiction or to the laying of venue of any such ancillary suit, action or proceeding brought in any court referred to in the preceding paragraph of this Section 7.8 and such parties agree not to plead or claim the same.

SECTION 7.9. Reconciliation. In the event that the Corporate Taxpayer and the TRA Party Representative are unable to resolve a disagreement with respect to the matters governed by Sections 2.3 and 4.2 within the relevant period designated in this Agreement (“Reconciliation Dispute”), the Reconciliation Dispute shall be submitted for determination to a nationally recognized expert (the “Expert”) in the particular area of disagreement mutually acceptable to both parties. The Expert shall be a partner or principal in a nationally recognized accounting or law firm, and unless the Corporate Taxpayer and the TRA Party Representative agree otherwise, the Expert shall not, and the firm that employs the Expert shall not, have any material relationship with the Corporate Taxpayer or the TRA Party Representative or other actual or potential conflict of interest. If the Corporate Taxpayer and the TRA Party Representative are unable to agree on an Expert within fifteen (15) calendar days of receipt by the respondent(s) of written notice of a Reconciliation Dispute, then the Expert shall be appointed by the International Chamber of Commerce Centre for Expertise. The Expert shall resolve any matter relating to the TRA Party’s Basis Schedule or an amendment thereto or the Early Termination Schedule or an amendment thereto within thirty (30) calendar days and shall resolve any matter relating to a Tax Benefit Schedule or an amendment thereto within fifteen (15) calendar days or as soon thereafter as is reasonably practicable, in each case after the matter has been submitted to the Expert for resolution. Notwithstanding the preceding sentence, if the matter is not resolved before any payment that is the subject of a disagreement would be due (in the absence of such disagreement) or any Tax Return reflecting the subject of a disagreement is due, the undisputed amount shall be paid on the date prescribed by this Agreement and such Tax Return may be filed as prepared by the Corporate Taxpayer, subject to adjustment or amendment upon resolution. The costs and expenses relating to the engagement of such Expert or amending any Tax Return shall be borne by the Corporate Taxpayer except as provided in the next sentence. The Corporate Taxpayer and the TRA Party Representative shall bear their own costs and expenses of such proceeding, unless (i) the Expert adopts the TRA Party Representative’s position, in which case the Corporate Taxpayer shall reimburse the TRA Party Representative for any reasonable out-of-pocket costs and expenses in such proceeding, or (ii) the Expert adopts the Corporate Taxpayer’s position, in which case the TRA Party Representative shall reimburse the Corporate Taxpayer for any reasonable out-of-pocket costs and expenses in such proceeding. Any dispute as to whether a dispute is a Reconciliation Dispute within the meaning of this Section 7.9 shall be decided by the Expert. The Expert shall finally determine any Reconciliation Dispute and the determinations of the Expert pursuant to this Section 7.9 shall be binding on the Corporate Taxpayer and each of the TRA Parties and may be entered and enforced in any court having jurisdiction.

SECTION 7.10. Withholding. The Corporate Taxpayer and its Affiliates, agents and representatives (each a “Withholding Agent”), shall be entitled to deduct and withhold from any payment payable pursuant to this Agreement such amounts as the Withholding Agent is required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local or foreign Tax law. To the extent that amounts are so withheld and paid over to the appropriate Taxing Authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such withholding was made. To the extent that any payment pursuant to this Agreement is not reduced by such deductions or withholdings, such recipient shall indemnify the applicable Withholding Agent for any amounts imposed by any Taxing Authority together with any costs and expenses related thereto. Each TRA Party shall promptly provide the Corporate Taxpayer, OpCo or other applicable Withholding Agent with any applicable Tax forms and certifications (including IRS Form W-9 or the applicable version of IRS Form W-8) reasonably requested, in order to avoid or reduce any deduction or withholding or in connection with determining whether any such deductions and withholdings are required under the Code or any provision of U.S. state, local or foreign Tax law.

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SECTION 7.11. Admission of the Corporate Taxpayer into a Consolidated Group; Transfers of Corporate Assets.

(a) If the Corporate Taxpayer is or becomes a member of an affiliated or consolidated group of corporations that files a consolidated income Tax Return pursuant to Sections 1501 et seq. of the Code or any corresponding provisions of state or local law, then: (i) the provisions of this Agreement shall be applied with respect to the group as a whole; and (ii) Tax Benefit Payments, Early Termination Payments and other applicable items hereunder shall be computed with reference to the consolidated taxable income of the group as a whole.

(b) If the Corporate Taxpayer (or any member of a group described in Section 7.11(a)) transfers or is deemed to transfer any Unit or any Reference Asset to a transferee that is treated as a corporation for U.S. federal income Tax purposes (other than a member of a group described in Section 7.11(a)), such entity, for purposes of calculating the amount of any Tax Benefit Payment or Early Termination Payment due hereunder, shall be treated as having disposed of such Unit or Reference Asset in a fully taxable transaction on the date of such transfer. The consideration deemed to be received by such entity shall be equal to the fair market value of the transferred Unit or Reference Asset as determined by a valuation expert mutually agreed upon by the Corporate Taxpayer and the TRA Party Representative plus, without duplication, (i) the amount of debt to which any such Reference Asset is subject, in the case of a transfer of an encumbered Reference Asset, or (ii) the amount of debt allocated to any such Unit or Reference Asset, in the case of a transfer of a Unit or other partnership interest. For the purposes of this Section 7.11, a transfer of a Unit or other partnership interest shall be treated as a transfer of the transferring partner’s share of each of the assets and liabilities of that partnership.

(c) If OpCo transfers (or is deemed to transfer for U.S. federal income Tax purposes) any Reference Asset to a transferee that is treated as a corporation for U.S. federal income Tax purposes in a transaction in which the transferee’s basis in the property acquired is determined in whole or in part by reference to such transferor’s basis in such property, OpCo shall be treated as having disposed of the Reference Asset in a wholly taxable transaction. The consideration deemed to be received by OpCo in a transaction contemplated in the prior sentence shall be equal to the fair market value of the Reference Asset, plus (i) the amount of debt to which such asset is subject, in the case of a transfer of an encumbered asset or (ii) the amount of debt allocated to such asset, in the case of a transfer of a partnership interest. If any member of a group described in Section 7.11(a) that directly or indirectly owns any equity interests in OpCo ceases to be a member of such group (or the Corporate Taxpayer deconsolidates for U.S. federal income tax purposes from that group), then, except as otherwise agreed by the TRA Party Representative, such deconsolidated members of the group shall be treated prior to deconsolidation as having disposed of their directly or indirectly held equity of OpCo in a fully taxable transaction for consideration calculated in a manner consistent with this Section 7.11.

(d) Without duplication of the consequences of the application of Section 7.11(b), if the Corporate Taxpayer (or any member of a group described in Section 7.11(a)) transfers (or is deemed to transfer for U.S. federal income Tax purposes) any Unit in a transaction that is wholly or partially taxable, then for purposes of calculating payments under this Agreement, OpCo shall be treated as having disposed of the portion of any Reference Asset that is indirectly transferred by the Corporate Taxpayer (i.e., taking into account the number of Units transferred) in a wholly or partially taxable transaction in which all income, gain or loss attributable to such portion is allocated to the Corporate Taxpayer. The consideration deemed to be received by OpCo in exchange for such portion shall be equal to a proportionate amount of the cash and proportionate part of the fair market value of the deemed transferred asset, plus (i) the amount of debt to which such asset is subject, in the case of a transfer of an encumbered asset or (ii) the amount of debt allocated to such asset, in the case of a transfer of a partnership interest.

SECTION 7.12. Confidentiality.

(a) Subject to the last sentence of Section 6.3, each TRA Party and each of their assignees acknowledge and agree that the information of the Corporate Taxpayer is confidential and, except in the course of performing any duties as necessary for the Corporate Taxpayer and its Affiliates, as required by law or legal process or to enforce the terms of this Agreement, such person shall keep and retain in the strictest confidence and not disclose

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to any Person any confidential matters, acquired pursuant to this Agreement, of the Corporate Taxpayer and its Affiliates and successors, concerning OpCo and its Affiliates and successors or the Members, learned by the TRA Party heretofore or hereafter. This Section 7.12 shall not apply to (i) any information that has been made publicly available by the Corporate Taxpayer or any of its Affiliates, becomes public knowledge (except as a result of an act of the TRA Party in violation of this Agreement) or is generally known to the business community and (ii) the disclosure of information to the extent necessary for the TRA Party to prepare and file its Tax Returns, to respond to any inquiries regarding the same from any Taxing Authority or to prosecute or defend any action, proceeding or audit by any Taxing Authority with respect to such returns. Notwithstanding anything to the contrary herein, each TRA Party and each of its assignees (and each employee, representative or other agent of the TRA Party or its assignees, as applicable) may disclose to any and all Persons, without limitation of any kind, the Tax treatment and Tax structure of the Corporate Taxpayer, OpCo and their Affiliates, and any of their transactions, and all materials of any kind (including opinions or other Tax analyses) that are provided to the TRA Party relating to such Tax treatment and Tax structure.

(b) If a TRA Party or an assignee commits a breach, or threatens to commit a breach, of any of the provisions of this Section 7.12, the Corporate Taxpayer shall have the right and remedy to have the provisions of this Section 7.12 specifically enforced by injunctive relief or otherwise by any court of competent jurisdiction without the need to post any bond or other security, it being acknowledged and agreed that any such breach or threatened breach shall cause irreparable injury to the Corporate Taxpayer or any of its Subsidiaries or the TRA Parties and the accounts and funds managed by the Corporate Taxpayer and that money damages alone shall not provide an adequate remedy to such Persons. Such rights and remedies shall be in addition to, and not in lieu of, any other rights and remedies available at law or in equity.

SECTION 7.13. Change in Law. Notwithstanding anything herein to the contrary, if, in connection with an actual or proposed change in law, a TRA Party reasonably believes that the existence of this Agreement could cause income (other than income arising from receipt of a payment under this Agreement) recognized by the TRA Party upon any Exchange by such TRA Party to be treated as ordinary income rather than capital gain (or otherwise taxed at ordinary income rates) for U.S. federal income Tax purposes or would have other material adverse Tax consequences to such TRA Party, then at the election of such TRA Party and to the extent specified by such TRA Party, this Agreement (i) shall cease to have further effect with respect to such TRA Party, (ii) shall not apply to an Exchange by such TRA Party occurring after a date specified by such TRA Party, or (iii) shall otherwise be amended in a manner determined by such TRA Party and PubCo as it relates to such TRA Party, provided, that such amendment shall not result in an increase in payments under this Agreement at any time as compared to the amounts and times of payments that would have been due in the absence of such amendment.

SECTION 7.14. TRA Party Representative. By executing this Agreement, each of the TRA Parties shall be deemed to have irrevocably constituted the TRA Party Representative as his, her or its agent and attorney in fact with full power of substitution to act from and after the date hereof and to do any and all things and execute any and all documents on behalf of such TRA Parties which may be necessary, convenient or appropriate to facilitate any matters under this Agreement, including but not limited to: (i) execution of the documents and certificates required pursuant to this Agreement; (ii) except to the extent specifically provided in this Agreement receipt and forwarding of notices and communications pursuant to this Agreement; (iii) administration of the provisions of this Agreement; (iv) any and all consents, waivers, amendments or modifications deemed by the TRA Party Representative, in its sole and absolute discretion, to be necessary or appropriate under this Agreement and the execution or delivery of any documents that may be necessary or appropriate in connection therewith; (v) amending this Agreement or any of the instruments to be delivered to the Corporate Taxpayer pursuant to this Agreement; (vi) taking actions the TRA Party Representative is expressly authorized to take pursuant to the other provisions of this Agreement; (vii) negotiating and compromising, on behalf of such TRA Parties, any dispute that may arise under, and exercising or refraining from exercising any remedies available under, this Agreement or any other agreement contemplated hereby and executing, on behalf of such TRA Parties, any settlement agreement, release or other document with respect to such dispute or remedy; and (viii) engaging attorneys, accountants, agents or consultants on behalf of such TRA Parties in connection with

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this Agreement or any other agreement contemplated hereby and paying any fees related thereto. The TRA Party Representative may resign upon thirty (30) days’ written notice to the Corporate Taxpayer. All reasonable, documented out-of-pocket costs and expenses incurred by the TRA Party Representative in its capacity as such shall be promptly reimbursed by the Corporate Taxpayer upon invoice and reasonable support therefor by the TRA Party Representative. To the fullest extent permitted by law, none of the TRA Party Representative, any of its Affiliates, or any of the TRA Party Representative’s or Affiliate’s directors, officers, employees or other agents (each a “Covered Person”) shall be liable, responsible or accountable in damages or otherwise to any TRA Party, OpCo or the Corporate Taxpayer for damages arising from any action taken or omitted to be taken by the TRA Party Representative or any other Person with respect to OpCo or the Corporate Taxpayer, except in the case of any action or omission which constitutes, with respect to such Person, bad faith, willful misconduct or fraud. Each of the Covered Persons may consult with legal counsel, accountants, and other experts selected by it, and any act or omission suffered or taken by it on behalf of OpCo or the Corporate Taxpayer or in furtherance of the interests of OpCo or the Corporate Taxpayer in good faith in reliance upon and in accordance with the advice of such counsel, accountants, or other experts shall create a rebuttable presumption of the good faith and due care of such Covered Person with respect to such act or omission; provided, that such counsel, accountants, or other experts were selected with reasonable care. Each of the Covered Persons may rely in good faith upon, and shall have no liability to OpCo, the Corporate Taxpayer or the TRA Parties for acting or refraining from acting upon, any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, bond, debenture, or other paper or document reasonably believed by it to be genuine and to have been signed or presented by the proper party or parties.

SECTION 7.15. Partnership Agreement. This Agreement, inasmuch as it applies to holders of Units, shall be treated as part of the partnership agreement of OpCo as described in Section 761(c) of the Code, and Sections 1.704-1(b)(2)(ii)(h) and 1.761-1(c) of the Treasury Regulations.

[The remainder of this page is intentionally blank]

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IN WITNESS WHEREOF, PubCo, OpCo, the TRA Party Representative, and each TRA Party have duly executed this Agreement as of the date first written above.

PubCo:

EVERNORTH HOLDINGS INC.

By:
Name:
Title:

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OpCo:

PATHFINDER DIGITAL ASSETS LLC.

By:
Name:
Title:

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TRA Party Representative:

RIPPLE LABS INC.

By:
Name:
Title:

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TRA Party:

[RIPPLE GROUP SUBSCRIBER(S)]

By:
Name:
Title:

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TRA Parties:

•	Ripple Labs Inc.

•	[Ripple Group Subscriber(s)]

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Exhibit A

Form of Joinder

This JOINDER (this “Joinder”) to the Tax Receivable Agreement (as defined below), is by and among Evernorth Holdings Inc. a Nevada corporation (including any successor corporation, “PubCo”), ______________________ (“Transferor”) and ______________________ (“Permitted Transferee”).

WHEREAS, on ______________________, Permitted Transferee shall acquire ______________________ percent of the Transferor’s right to receive payments that may become due and payable under the Tax Receivable Agreement (as defined below) (the “Acquired Interests”) from Transferor (the “Acquisition”); and

WHEREAS, Transferor, in connection with the Acquisition, has required Permitted Transferee to execute and deliver this Joinder pursuant to Section 7.6(a) of the Tax Receivable Agreement, dated as of [ ], 2025, between PubCo and the TRA Parties (as defined therein) (the “Tax Receivable Agreement”).

NOW, THEREFORE, in consideration of the foregoing and the respective covenants and agreements set forth herein, and intending to be legally bound hereby, the parties hereto agree as follows:

Section 1.1 Definitions. To the extent capitalized words used in this Joinder are not defined in this Joinder, such words shall have the respective meanings set forth in the Tax Receivable Agreement.

Section 1.2 Acquisition. For good and valuable consideration, the sufficiency of which is hereby acknowledged by the Transferor and the Permitted Transferee, the Transferor hereby transfers and assigns absolutely to the Permitted Transferee all of the Acquired Interests.

Section 1.3 Joinder. Permitted Transferee hereby acknowledges and agrees (i) that it has received and read the Tax Receivable Agreement, (ii) that the Permitted Transferee is acquiring the Acquired Interests in accordance with and subject to the terms and conditions of the Tax Receivable Agreement and (iii) to become a “TRA Party” (as defined in the Tax Receivable Agreement) for all purposes of the Tax Receivable Agreement.

Section 1.4 Notice. Any notice, request, consent, claim, demand, approval, waiver or other communication hereunder to Permitted Transferee shall be delivered or sent to Permitted Transferee at the address set forth on the signature page hereto in accordance with Section 7.1 of the Tax Receivable Agreement.

Section 1.5 Governing Law. This Joinder shall be governed by and construed in accordance with the law of the State of Delaware.

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IN WITNESS WHEREOF, this Joinder has been duly executed and delivered by Permitted Transferee as of the date first above written.

EVERNORTH HOLDINGS INC.

By:
Name:
Title:

[TRANSFEROR]

By:
Name:
Title:

[PERMITTED TRANSFEREE]

By:
Name:
Title:

Address for notices:

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Annex R

EVERNORTH HOLDINGS INC.

2025 OMNIBUS INCENTIVE PLAN

Section 1. Purpose. The purpose of the Evernorth Holdings Inc. 2025 Omnibus Incentive Plan (as may amended from time to time, the “Plan”) is to motivate and reward employees and other individuals to perform at the highest level and contribute significantly to the success of Evernorth Holdings Inc. (the “Company”), thereby furthering the best interests of the Company and its shareholders.

Section 2. Definitions. As used in the Plan, the following terms shall have the meanings set forth below:

(a) “Affiliate” means any entity that, directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with, the Company.

(b) “Award” means any Option, SAR, Restricted Stock, RSU, Performance Award, Other Cash-Based Award or Other Stock-Based Award granted under the Plan.

(c) “Award Agreement” means any agreement, contract or other instrument or document (including in electronic form) evidencing any Award granted under the Plan, which may, but need not, be executed or acknowledged by a Participant.

(d) “Beneficial Owner” has the meaning ascribed to such term in Rule 13d-3 under the Exchange Act.

(e) “Beneficiary” means a Person entitled to receive payments or other benefits or exercise rights that are available under the Plan in the event of the Participant’s death. If no such Person can be named or is named by the Participant, or if no Beneficiary designated by such Participant is eligible to receive payments or other benefits or exercise rights that are available under the Plan at the Participant’s death, such Participant’s Beneficiary shall be such Participant’s estate.

(f) “Board” means the Board of Directors of the Company.

(g) “Cause” is as defined in the Participant’s employment or service agreement, if any, or if not so defined, means the Participant’s: (i) conviction of, plea of guilty to, or plea of nolo contendere to, (x) a felony or (y) any other criminal offense involving moral turpitude, fraud or dishonesty; (ii) the commission of, attempted commission of, or participation in an act of fraud, dishonesty, embezzlement or misappropriation, in each case, against the Company or any of its Affiliates; (iii) misconduct or gross negligence in providing services to the Company or its Affiliates; (iv) conduct that is or could reasonably be expected to injurious to, or otherwise have an adverse impact on, the business or reputation of the Company or its Affiliates; (v) unauthorized use or disclosure of the Company’s confidential information or trade secrets; (vi) the Participant’s breach or violation of any policies, rules, procedures, guidelines, code of conduct or statutory duties of the Company or its Affiliates; or (vii) the Participant’s material breach of any applicable employment or service agreement, Award Agreement or any restrictive covenant obligations or any other material contract or agreement between the Participant and the Company or any of its Affiliates.

(h) “Change in Control” means the occurrence of any one or more of the following events:

(i) any Person, other than any Non-Change in Control Person, is (or becomes, during any 12-month period) the Beneficial Owner, directly or indirectly, of securities of the Company (not including in the securities beneficially owned by such Person any securities acquired directly from the Company or its Affiliates other than in connection with the acquisition by the Company or its Affiliates of a business) representing 50% or more of the total voting power of the stock of the Company; provided, that the provisions of this subsection (i) are not intended to apply to or include as a Change in Control any transaction that is specifically excepted from the definition of Change in Control under subsection (iii) below;

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(ii) a change in the composition of the Board such that, during any 12-month period, the individuals who, as of the beginning of such period, constitute the Board (the “Existing Board”) cease for any reason to constitute at least 50% of the Board; provided, however, that any individual becoming a member of the Board subsequent to the beginning of such period whose election, or nomination for election by the Company’s stockholders, was approved by a vote of at least a majority of the Directors immediately prior to the date of such appointment or election shall be considered as though such individual were a member of the Existing Board; provided, further, that, notwithstanding the foregoing, no individual whose initial assumption of office occurs as a result of either an actual or threatened election contest (as such terms are used in Rule 14a-11 or Regulation 14A promulgated under the Exchange Act or successor statutes or rules containing analogous concepts) or other actual or threatened solicitation of proxies or consents by or on behalf of an individual, corporation, partnership, group, associate or other entity or Person other than the Board, shall in any event be considered to be a member of the Existing Board;

(iii) the consummation of a merger, amalgamation or consolidation of the Company with any other corporation or other entity, or the issuance of voting securities in connection with such transaction pursuant to applicable stock exchange requirements; provided that immediately following such transaction the voting securities of the Company outstanding immediately prior thereto do not continue to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity of such merger or consolidation or parent entity thereof) 50% or more of the total voting power and total fair market value of the Company’s stock (or, if the Company is not the surviving entity of such merger or consolidation, 50% or more of the total voting power and total fair market value of the stock of such surviving entity or parent entity thereof); and provided, further, that such a transaction effected to implement a recapitalization of the Company (or similar transaction) in which no Person is or becomes the Beneficial Owner, directly or indirectly, of securities of the Company (not including in the securities beneficially owned by such Person any securities acquired directly from the Company or its Affiliates other than in connection with the acquisition by the Company or its Affiliates of a business) representing 50% or more of either the then-outstanding Shares or the combined voting power and total fair market value of the Company’s then-outstanding voting securities shall not be considered a Change in Control; or

(iv) the sale or disposition by the Company of all or substantially all of the Company’s assets in which any Person acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such Person) assets from the Company that have a total gross fair market value equal to more than 50% of the total gross fair market value of all of the assets of the Company immediately prior to such acquisition or acquisitions.

Notwithstanding the foregoing, (A) no Change in Control shall be deemed to have occurred if there is consummated any transaction or series of integrated transactions immediately following which the record holders of the Shares immediately prior to such transaction or series of transactions continue to have substantially the same proportionate ownership in an entity which owns substantially all of the assets of the Company immediately prior to such transaction or series of transactions, and (B) no Change in Control shall be deemed to have occurred upon the acquisition of additional control of the Company by any Person that is considered to effectively control the Company. In no event will a Change in Control be deemed to have occurred if any Participant is part of a “group” within the meaning of Section 13(d)(3) of the Exchange Act that effects a Change in Control. Notwithstanding the foregoing or any provision of any Award Agreement to the contrary, for any Award that provides for accelerated distribution on a Change in Control of amounts that constitute “deferred compensation” (as defined in Section 409A of the Code), if the event that constitutes such Change in Control does not also constitute a change in the ownership of effective control of the Company, or in the ownership of a substantial portion of the Company’s assets (in either case, as defined in Section 409A of the Code), such amount shall not be distributed on such Change in Control but instead shall vest as of such Change in Control and shall be distributed on the scheduled payment date specified in the applicable Award Agreement, except to the extent that earlier distribution would not result in the Participant who holds such Award incurring interest or additional tax under Section 409A of the Code.

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(i) “Code” means the Internal Revenue Code of 1986, as amended from time to time, and the rules, regulations and guidance thereunder. Any reference to a provision in the Code shall include any successor provision thereto.

(j) “Committee” means the compensation committee of the Board unless another committee is designated by the Board.

(k) “Consultant” means any individual, including an advisor, who is providing services to the Company or any Subsidiary or who has accepted an offer of service or consultancy from the Company or any Subsidiary.

(l) “Director” means any member of the Board.

(m) “Effective Date” means [______], subject to approval by shareholders of the Company.

(n) “Employee” means any individual, including any officer, employed by the Company or any Subsidiary or any prospective employee or officer who has accepted an offer of employment from the Company or any Subsidiary, with the status of employment determined based upon such factors as are deemed appropriate by the Committee in its discretion, subject to any requirements of the Code or applicable laws.

(o) “Exchange Act” means the Securities Exchange Act of 1934, as amended from time to time, and the rules, regulations and guidance thereunder. Any reference to a provision in the Exchange Act shall include any successor provision thereto.

(p) “Fair Market Value” means (i) with respect to Shares, the closing price of a Share on the trading day immediately preceding the date of determination (or, if there is no reported sale on such date, on the last preceding date on which any reported sale occurred), on the principal stock market or exchange on which the Shares are quoted or traded, or if Shares are not so quoted or traded, the fair market value of a Share as determined by the Committee, and (ii) with respect to any property other than Shares, the fair market value of such property determined by such methods or procedures as shall be established from time to time by the Committee.

(q) “Incentive Stock Option” means an option representing the right to purchase Shares from the Company, granted pursuant to the provisions of Section 6, that meets the requirements of Section 422 of the Code.

(r) “Intrinsic Value” with respect to an Option or SAR Award means (i) the excess, if any, of the price or implied price per Share in a Change in Control or other event over (ii) the exercise or hurdle price of such Award multiplied by (iii) the number of Shares covered by such Award.

(s) “Non-Change in Control Person” means (i) any employee plan established by the Company or any Subsidiary, (ii) the Company or any of its Affiliates, (iii) an underwriter temporarily holding securities pursuant to an offering of such securities, or (iv) a corporation owned, directly or indirectly, by stockholders of the Company in substantially the same proportions as their ownership of the Company.

(t) “Non-Qualified Stock Option” means an option representing the right to purchase Shares from the Company, granted pursuant to Section 6, that does not meet the requirements of Section 422 of the Code or is not designated as an Incentive Stock Option.

(u) “Option” means an Incentive Stock Option or a Non-Qualified Stock Option.

(v) “Other Cash-Based Award” means an Award granted pursuant to Section 11, including cash awarded as a bonus or upon the attainment of specified performance criteria or otherwise as permitted under the Plan.

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(w) “Other Stock-Based Award” means an Award granted pursuant to Section 11 that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, Shares or factors that may influence the value of Shares, including convertible or exchangeable debt securities, other rights convertible or exchangeable into Shares (including, without limitation, Shares underlying awards of capital interests or units of a Subsidiary that are convertible or exchangeable into Shares), purchase rights for Shares, dividend rights or dividend equivalent rights or Awards with value and payment contingent upon performance of the Company or business units thereof or any other factors designated by the Committee.

(x) “Participant” means the recipient of an Award granted under the Plan.

(y) “Performance Award” means an Award granted pursuant to Section 10.

(z) “Performance Period” means the period established by the Committee with respect to any Performance Award during which the performance goals specified by the Committee with respect to such Award are to be measured.

(aa) “Person” has the meaning ascribed to such term in Section 3(a)(9) of the Exchange Act and used in Sections 13(d) and 14(d) thereof, including a “group” as defined in Section 13(d) thereof.

(bb) “Restricted Stock” means any Share subject to certain restrictions and forfeiture conditions, granted pursuant to Section 8.

(cc) “RSU” means a contractual right granted pursuant to Section 9 that is denominated in Shares. Each RSU represents a right to receive the value of one Share (or a percentage of such value) in cash, Shares or a combination thereof. Awards of RSUs may include the right to receive dividend equivalents.

(dd) “SAR” means any right granted pursuant to Section 7 to receive upon exercise by the Participant or settlement, in cash, Shares or a combination thereof, the excess of (i) the Fair Market Value of one Share on the date of exercise or settlement over (ii) the exercise or hurdle price of the right on the date of grant.

(ee) “SEC” means the Securities and Exchange Commission.

(ff) “Share” means a share of the Company’s Class A common stock, $0.001 par value.

(gg) “Subsidiary” means an entity of which the Company, directly or indirectly, holds all or a majority of the value of the outstanding equity interests of such entity or a majority of the voting power with respect to the voting securities of such entity.

(hh) “Substitute Award” means an Award granted in assumption of, or in substitution for, an outstanding award previously granted by a company or other business acquired by the Company or with which the Company combines.

(ii) “Termination of Service” means, in the case of a Participant who is an Employee, cessation of the employment relationship such that the Participant is no longer an employee of the Company or any Subsidiary, or, in the case of a Participant who is a Consultant or non-employee Director, the date the performance of services for the Company or any Subsidiary has ended; provided, however, that in the case of a Participant who is an Employee, the transfer of employment from the Company to a Subsidiary, from a Subsidiary to the Company, from one Subsidiary to another Subsidiary or, unless the Committee determines otherwise, the cessation of employee status but the continuation of the performance of services for the Company or a Subsidiary as a Director or Consultant shall not be deemed a cessation of service that would constitute a Termination of Service; provided, further, that a Termination of Service shall be deemed to occur for a Participant employed by, or performing services for, a Subsidiary when a Subsidiary ceases to be a Subsidiary unless such Participant’s

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employment or service continues with the Company or another Subsidiary. Notwithstanding the foregoing, with respect to any Award subject to Section 409A of the Code (and not exempt therefrom), a Termination of Service occurs when a Participant experiences a “separation of service” (as such term is defined under Section 409A of the Code).

Section 3. Eligibility.

(a) Any Employee, Director or Consultant shall be eligible to be selected to receive an Award under the Plan, to the extent that an offer of an Award or a receipt of such Award is permitted by applicable law, stock market or exchange rules and regulations or accounting or tax rules and regulations.

(b) Holders of options and other types of awards granted by a company or other business that is acquired by the Company or with which the Company combines are eligible for grants of Substitute Awards under the Plan to the extent permitted under applicable regulations of any stock exchange on which the Company is listed.

Section 4. Administration.

(a) Administration of the Plan. The Plan shall be administered by the Committee. All decisions of the Committee shall be final, conclusive and binding upon all parties, including the Company, its shareholders, Participants and any Beneficiaries thereof. The Committee may issue rules and regulations for administration of the Plan.

(b) Delegation of Authority. To the extent permitted by applicable law, the Committee may delegate to one or more officers of the Company some or all of its authority under the Plan, including the authority to grant Options and SARs or other Awards in the form of Share rights (except that such delegation shall not be applicable to any Award for a Person then covered by Section 16 of the Exchange Act), and the Committee may delegate to one or more committees of the Board (which may consist of solely one Director) some or all of its authority under the Plan, including the authority to grant all types of Awards, in accordance with applicable law.

(c) Authority of Committee. Subject to the terms of the Plan and applicable law, the Committee (or its delegate) shall have full discretion and authority to: (i) designate Participants; (ii) determine the type or types of Awards (including Substitute Awards) to be granted to each Participant under the Plan; (iii) determine the number of Shares to be covered by (or with respect to which payments, rights or other matters are to be calculated in connection with) Awards; (iv) determine the terms and conditions of any Award and prescribe the form of each Award Agreement which need not be identical for each Participant; (v) determine whether, to what extent and under what circumstances Awards may be settled or exercised in cash, Shares, other Awards, other property, net settlement, or any combination thereof, or canceled, forfeited or suspended, and the method or methods by which Awards may be settled, exercised, canceled, forfeited or suspended; (vi) determine whether, to what extent and under what circumstances cash, Shares, other Awards, other property and other amounts payable with respect to an Award under the Plan shall be deferred either automatically or at the election of the holder thereof or of the Committee; (vii) amend terms or conditions of any outstanding Awards; (viii) correct any defect, supply any omission and reconcile any inconsistency in the Plan or any Award, in the manner and to the extent it shall deem desirable to carry the Plan into effect; (ix) interpret and administer the Plan and any instrument or agreement relating to, or Award made under, the Plan; (x) establish, amend, suspend or waive such rules and regulations and appoint such agents, trustees, brokers, depositories and advisors and determine such terms of their engagement as it shall deem appropriate for the proper administration of the Plan and due compliance with applicable law, stock market or exchange rules and regulations or accounting or tax rules and regulations; and (xi) make any other determination and take any other action that the Committee deems necessary or desirable for the administration of the Plan and due compliance with applicable law, stock market or exchange rules and regulations or accounting or tax rules and regulations. Notwithstanding anything to the contrary contained herein, the Board may, in its sole discretion, at any time and from time to time, grant Awards or administer the Plan. In any such case, the Board shall have all of the authority and responsibility granted to the Committee herein.

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Section 5. Shares Available for Awards.

(a) Subject to adjustment as provided in Section 5(c)(i) and except for Substitute Awards, the maximum number of Shares available for issuance under the Plan shall not exceed in the aggregate [●]1 Shares. Beginning with the Company’s [___] fiscal year and ending with the Company’s [____] fiscal year, the total number of Shares available for issuance under the Plan shall be automatically increased on the first day of each such fiscal year by an amount equal to the lesser of (i) 5% of the total number of Shares outstanding on the last day of the immediately preceding fiscal year, and (iii) such number of Shares as determined by the Board (or a duly authorized committee thereof) in its discretion.

(b) If any Award is forfeited, cancelled, expires, terminates or otherwise lapses or is settled in cash, in whole or in part, without the delivery of Shares, then the Shares covered by such forfeited, expired, terminated or lapsed Award shall again be available for issuance under the Plan. For the avoidance of doubt, the following shall become available again for issuance under the Plan: (i) any Shares withheld in respect of taxes relating to any Award and (ii) any Shares tendered or withheld to pay the exercise price of Options or SARs.

(c) In the event that the Committee determines that, as a result of any dividend or other distribution (other than an ordinary dividend or distribution), recapitalization, stock split, reverse stock split, reorganization, merger, amalgamation, consolidation, separation, rights offering, split-up, spin-off, combination, repurchase or exchange of Shares or other securities of the Company, issuance of warrants or other rights to purchase Shares or other securities of the Company, issuance of Shares pursuant to the anti-dilution provisions of securities of the Company, or other similar corporate transaction or event affecting the Shares, or of changes in applicable laws, regulations or accounting principles, an adjustment is appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan, then the Committee shall, subject to compliance with Section 409A of the Code and other applicable law, adjust equitably and proportionally so as to ensure no undue enrichment or harm (including by payment of cash), any or all of:

(i) the number and type of Shares (or other securities) which thereafter may be made the subject of Awards, including the aggregate limits specified in Section 5(a) and Section 5(f);

(ii) the number and type of Shares (or other securities) subject to outstanding Awards (including the identity of the issuer);

(iii) the grant, purchase, exercise or hurdle price with respect to any Award or, if deemed appropriate, make provision for a cash payment to the holder of an outstanding Award; and

(iv) the terms and conditions of any outstanding Awards, including the performance criteria applicable to any Performance Awards.

provided, however, that the number of Shares subject to any Award denominated in Shares shall always be a whole number.

(d) Any Shares delivered pursuant to an Award may consist, in whole or in part, of authorized and unissued Shares or Shares acquired by the Company.

(e) No Participant who is a non-employee Director may receive compensation for any calendar year in excess of $750,000 in the aggregate, including cash payments and Awards (with the value of Awards for these purposes determined based on the grant date fair value of such Awards, as determined in accordance with applicable accounting standards).

[1]	Note to Draft: Number of Shares initially reserved under the Plan to be equal to 10% of the post-closing FDSO.

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(f) Subject to adjustment as provided in Section 5(c)(i), the maximum number of Shares available for issuance with respect to Incentive Stock Options shall be [●] Shares.2

Section 6. Options. The Committee is authorized to grant Options to Participants with the following terms and conditions and with such additional terms and conditions, in either case not inconsistent with the provisions of the Plan, as the Committee shall determine:

(a) The exercise price per Share under an Option shall be determined by the Committee at the time of grant; provided, however, that, except in the case of Substitute Awards, such exercise price shall not be less than the Fair Market Value of a Share on the date of grant of such Option.

(b) The term of each Option shall be fixed by the Committee but shall not exceed 10 years from the date of grant of such Option. The Committee shall determine the time or times at which an Option becomes vested and exercisable in whole or in part.

(c) The Committee shall determine the method or methods by which, and the form or forms, including cash, Shares, other Awards, other property, net settlement, broker-assisted cashless exercise or any combination thereof, having a Fair Market Value on the exercise date equal to the exercise price of the Shares as to which the Option shall be exercised, in which payment of the exercise price with respect thereto may be made or deemed to have been made.

(d) No grant of Options may be accompanied by a tandem award of dividend equivalents or provide for dividends, dividend equivalents or other distributions to be paid on such Options (except as provided under Section 5(c)).

(e) The terms of any Incentive Stock Option granted under the Plan shall comply in all respects with the provisions of Section 422 of the Code. Incentive Stock Options may be granted only to employees of the Company or of a parent or subsidiary corporation (as defined in Section 424 of the Code).

Section 7. Stock Appreciation Rights. The Committee is authorized to grant SARs to Participants with the following terms and conditions and with such additional terms and conditions, in either case not inconsistent with the provisions of the Plan, as the Committee shall determine:

(a) SARs may be granted under the Plan to Participants either alone (“freestanding”) or in addition to other Awards granted under the Plan (“tandem”) and may, but need not, relate to a specific Option granted under Section 6.

(b) The exercise or hurdle price per Share under a SAR shall be determined by the Committee; provided, however, that, except in the case of Substitute Awards, such exercise or hurdle price shall not be less than the Fair Market Value of a Share on the date of grant of such SAR.

(c) The term of each SAR shall be fixed by the Committee but shall not exceed 10 years from the date of grant of such SAR. The Committee shall determine the time or times at which a SAR may be exercised or settled in whole or in part.

(d) Upon the exercise of a SAR, the Company shall pay to the Participant an amount equal to the number of Shares subject to the SAR multiplied by the excess, if any, of the Fair Market Value of one Share on the exercise date over the exercise or hurdle price of such SAR. The Company shall pay such excess in cash, in Shares valued at Fair Market Value, or any combination thereof, as determined by the Committee.

[2]

Note to Draft: Amount to equal the maximum number of shares that may be reserved under the Plan, taking into account the 10 year evergreen (e.g., per the corresponding footnote to Section 13(a) of the ESPP, “Maximum number of Shares to be granted under the Plan to be equal to 10% plus 10 times the evergreen replenishment percentage (based on FDSO as of closing)”).

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(e) No grant of SARs may be accompanied by a tandem award of dividend equivalents or provide for dividends, dividend equivalents or other distributions to be paid on such SARs (except as provided under Section 5(c)).

Section 8. Restricted Stock. The Committee is authorized to grant Awards of Restricted Stock to Participants with the following terms and conditions and with such additional terms and conditions, in either case not inconsistent with the provisions of the Plan, as the Committee shall determine:

(a) The Award Agreement shall specify the vesting schedule.

(b) Awards of Restricted Stock shall be subject to such restrictions as the Committee may impose, which restrictions may lapse separately or in combination at such time or times, in such installments or otherwise, as the Committee may deem appropriate.

(c) Subject to the restrictions set forth in the applicable Award Agreement, a Participant generally shall have the rights and privileges of a stockholder with respect to Awards of Restricted Stock, including the right to vote such Shares of Restricted Stock and the right to receive dividends.

(d) The Committee may, in its discretion, specify in the applicable Award Agreement that any or all dividends or other distributions paid on Awards of Restricted Stock prior to vesting be paid either in cash or in additional Shares and either on a current or deferred basis and that such dividends or other distributions may be reinvested in additional Shares, which may be subject to the same restrictions as the underlying Awards.

(e) Any Award of Restricted Stock may be evidenced in such manner as the Committee may deem appropriate, including book-entry registration.

(f) The Committee may provide in an Award Agreement that an Award of Restricted Stock is conditioned upon the Participant making or refraining from making an election with respect to the Award under Section 83(b) of the Code. If a Participant makes an election pursuant to Section 83(b) of the Code with respect to an Award of Restricted Stock, the Participant shall be required to file promptly a copy of such election with the Company and the applicable Internal Revenue Service office.

Section 9. RSUs. The Committee is authorized to grant Awards of RSUs to Participants with the following terms and conditions and with such additional terms and conditions, in either case not inconsistent with the provisions of the Plan, as the Committee shall determine:

(a) The Award Agreement shall specify the vesting schedule and the delivery schedule (which may include deferred delivery later than the vesting date).

(b) Awards of RSUs shall be subject to such restrictions as the Committee may impose, which restrictions may lapse separately or in combination at such time or times, in such installments or otherwise, as the Committee may deem appropriate.

(c) An RSU shall not convey to the Participant the rights and privileges of a stockholder with respect to the Share subject to the RSU, such as the right to vote or the right to receive dividends, unless and until a Share is issued to the Participant to settle the RSU.

(d) The Committee may, in its discretion, specify in the applicable Award Agreement that any or all dividend equivalents or other distributions paid on Awards of RSUs prior to vesting or settlement, as applicable, be paid either in cash or in additional Shares and either on a current or deferred basis and that such dividend equivalents or other distributions may be reinvested in additional Shares, which may be subject to the same restrictions as such Awards.

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(e) Shares delivered upon the vesting and settlement of an RSU Award may be evidenced in such manner as the Committee may deem appropriate, including book-entry registration.

(f) The Committee may determine the form or forms (including cash, Shares, other Awards, other property or any combination thereof) in which payment of the amount owing upon settlement of any RSU Award may be made.

Section 10. Performance Awards. The Committee is authorized to grant Performance Awards to Participants with the following terms and conditions and with such additional terms and conditions, in either case not inconsistent with the provisions of the Plan, as the Committee shall determine:

(a) Performance Awards may be denominated as a cash amount, number of Shares or units or a combination thereof and are Awards which may be earned upon achievement or satisfaction of performance conditions specified by the Committee. In addition, the Committee may specify that any other Award shall constitute a Performance Award by conditioning the grant to a Participant or the right of a Participant to exercise the Award or have it settled, and the timing thereof, upon achievement or satisfaction of such performance conditions as may be specified by the Committee. The Committee may use such business criteria and other measures of performance as it may deem appropriate in establishing any performance conditions. Subject to the terms of the Plan, the performance goals to be achieved during any Performance Period, the length of any Performance Period, the amount of any Performance Award granted and the amount of any payment or transfer to be made pursuant to any Performance Award shall be determined by the Committee. Performance criteria may be measured on an absolute (e.g., plan or budget) or relative basis, and may be established on a corporate-wide basis, with respect to one or more business units, divisions, Subsidiaries or business segments, or on an individual basis.

(b) If the Committee determines that a change in the business, operations, corporate structure or capital structure of the Company, or the manner in which the Company conducts its business, or other events or circumstances render the performance objectives unsuitable, the Committee may modify the performance objectives or the related minimum acceptable level of achievement, in whole or in part, as the Committee deems appropriate and equitable such that it does not provide any undue enrichment or harm. Performance measures may vary from Performance Award to Performance Award and from Participant to Participant, and may be established on a stand-alone basis, in tandem or in the alternative. The Committee shall have the power to impose such other restrictions on Awards subject to this Section 10(b) as it may deem necessary or appropriate to ensure that such Awards satisfy all requirements of any applicable law, stock market or exchange rules and regulations or accounting or tax rules and regulations.

(c) Settlement of Performance Awards shall be in cash, Shares, other Awards, other property, net settlement, or any combination thereof, as determined in the discretion of the Committee.

(d) A Performance Award shall not convey to the Participant the rights and privileges of a stockholder with respect to the Share subject to the Performance Award, such as the right to vote (except as relates to Restricted Stock) or the right to receive dividends, unless and until Shares are issued to the Participant to settle the Performance Award. The Committee, in its sole discretion, may provide that a Performance Award shall convey the right to receive dividend equivalents on the Shares underlying the Performance Award with respect to any dividends declared during the period that the Performance Award is outstanding, in which case, such dividend equivalent rights shall accumulate and shall be paid in cash or Shares on the settlement date of the Performance Award, subject to the Participant’s earning of the Shares underlying the Performance Awards with respect to which such dividend equivalents are paid upon achievement or satisfaction of performance conditions specified by the Committee. Shares delivered upon the vesting and settlement of a Performance Award may be evidenced in such manner as the Committee may deem appropriate, including book-entry registration. For the avoidance of doubt, unless otherwise determined by the Committee, no dividend equivalent rights shall be provided with

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respect to any Shares subject to Performance Awards that are not earned or otherwise do not vest or settle pursuant to their terms.

(e) The Committee may, in its discretion, increase or reduce the amount of a settlement otherwise to be made in connection with a Performance Award.

Section 11. Other Cash-Based Awards and Other Stock-Based Awards. The Committee is authorized, subject to limitations under applicable law, to grant Other Cash-Based Awards (either independently or as an element of or supplement to any other Award under the Plan) and Other Stock-Based Awards. The Committee shall determine the terms and conditions of such Awards. Shares delivered pursuant to an Award in the nature of a purchase right granted under this Section 11 shall be purchased for such consideration, and paid for at such times, by such methods and in such forms, including cash, Shares, other Awards, other property, net settlement, broker-assisted cashless exercise or any combination thereof, as the Committee shall determine; provided that the purchase price therefor shall not be less than the Fair Market Value of such Shares on the date of grant of such right.

Section 12. Effect of Termination of Service or a Change in Control on Awards.

(a) The Committee may provide, by rule or regulation or in any applicable Award Agreement, or may determine in any individual case, the circumstances in which, and the extent to which, an Award may be exercised, settled, vested, paid or forfeited in the event of the Participant’s Termination of Service prior to the end of a Performance Period or vesting, exercise or settlement of such Award.

(b) In the event of a Change in Control, the Committee may, in its sole discretion, and on such terms and conditions as it deems appropriate, take any one or more of the following actions with respect to any outstanding Award, which need not be uniform with respect to all Participants and/or Awards:

(i) continuation or assumption of such Award by the Company (if it is the surviving corporation) or by the successor or surviving entity or its parent;

(ii) substitution or replacement of such Award by the successor or surviving entity or its parent with cash, securities, rights or other property to be paid or issued, as the case may be, by the successor or surviving entity (or a parent or subsidiary thereof), with substantially the same terms and value as such Award (including any applicable performance targets or criteria with respect thereto);

(iii) acceleration of the vesting of such Award and the lapse of any restrictions thereon and, in the case of an Option or SAR Award, acceleration of the right to exercise such Award during a specified period (and the termination of such Option or SAR Award without payment of any consideration therefor to the extent such Award is not timely exercised), in each case, (A) immediately upon the occurrence of the Change in Control, (B) upon the Participant’s involuntary Termination of Service (including upon a termination of the Participant’s employment by the Company (or a successor entity or its parent) without “cause” or by the Participant for “good reason”, as such terms may be defined in the applicable Award Agreement and/or the Participant’s employment agreement or service agreement, as the case may be) within a specified period not to exceed 24 months following such Change in Control or (C) upon the failure of the successor or surviving entity (or its parent) to continue or assume such Award;

(iv) in the case of a Performance Award, determination of the level of attainment of the applicable performance condition(s), including waiving the performance conditions applicable to all or any portion of any Performance Award that is not vested as of the date of the Change in Control and providing that the relevant portion of such Award shall vest as of a date specified by the Committee, subject to the Participant’s continuous service with the Company and its Affiliates or such other terms and conditions imposed by the Committee in its discretion; and

(v) cancellation of such Award in consideration of a payment, with the form, amount and timing of such payment determined by the Committee in its sole discretion, subject to the following: (A) such

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payment shall be made in cash, securities, rights and/or other property; (B) the amount of such payment shall equal the value of such Award, as determined by the Committee in its sole discretion; provided that, in the case of an Option or SAR Award, if such value equals the Intrinsic Value of such Award, such value shall be deemed to be valid; provided further that, if the Intrinsic Value of an Option or SAR Award is equal to or less than zero, the Committee may, in its sole discretion, provide for the cancellation of such Award without payment of any consideration therefor (for the avoidance of doubt, in the event of a Change in Control, the Committee may, in its sole discretion, terminate any Option or SAR Awards for which the exercise or hurdle price is equal to or exceeds the per Share value of the consideration to be paid in the Change in Control transaction without payment of consideration therefor); and (C) such payment shall be made promptly following such Change in Control or on a specified date or dates following such Change in Control; provided that the timing of such payment shall comply with Section 409A of the Code.

Section 13. General Provisions Applicable to Awards.

(a) Awards shall be granted for such cash or other consideration, if any, as the Committee determines; provided that in no event shall Awards be issued for less than such minimal consideration as may be required by applicable law.

(b) Awards may, in the discretion of the Committee, be granted either alone or in addition to or in tandem with any other Award or any award granted under any other plan of the Company. Awards granted in addition to or in tandem with other Awards, or in addition to or in tandem with awards granted under any other plan of the Company, may be granted either at the same time as or at a different time from the grant of such other Awards or awards.

(c) Subject to the terms of the Plan, payments or transfers to be made by the Company upon the grant, exercise or settlement of an Award may be made in the form of cash, Shares, other Awards, other property, net settlement, or any combination thereof, as determined by the Committee in its discretion at the time of grant, and may be made in a single payment or transfer, in installments or on a deferred basis, in each case in accordance with rules and procedures established by the Committee. Such rules and procedures may include provisions for the payment or crediting of reasonable interest on installment or deferred payments or the grant or crediting of dividend equivalents in respect of installment or deferred payments.

(d) Except as may be permitted by the Committee or as specifically provided in an Award Agreement, (i) no Award and no right under any Award shall be assignable, alienable, saleable or transferable by a Participant other than by will or pursuant to Section 13(e) and (ii) during a Participant’s lifetime, each Award, and each right under any Award, shall be exercisable only by such Participant or, if permissible under applicable law, by such Participant’s guardian or legal representative. The provisions of this Section 13(d) shall not apply to any Award that has been fully exercised or settled, as the case may be, and shall not preclude forfeiture of an Award in accordance with the terms thereof.

(e) A Participant may designate a Beneficiary or change a previous Beneficiary designation only at such times as prescribed by the Committee, in its sole discretion, and only by using forms and following procedures approved or accepted by the Committee for that purpose.

(f) All certificates, if any, for Shares and/or other securities delivered under the Plan pursuant to any Award or the exercise or settlement thereof shall be subject to such stop transfer orders and other restrictions as the Committee may deem advisable under the Plan or the rules, regulations and other requirements of the SEC, any stock market or exchange upon which such Shares or other securities are then quoted, traded or listed, and any applicable securities laws, and the Committee may cause a legend or legends to be put on any such certificates to make appropriate reference to such restrictions.

(g) The Company will not be obligated to deliver any Shares under the Plan or remove restrictions from Shares previously delivered under the Plan until (i) all Award conditions have been met or removed to the

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Committee’s satisfaction, (ii) as determined by the Committee, all other legal matters regarding the issuance and delivery of such Shares have been satisfied, including any applicable securities laws, stock market or exchange rules and regulations or accounting or tax rules and regulations and (iii) the Participant has executed and delivered to the Company such representations or agreements as the Committee deems necessary or appropriate to satisfy any applicable laws. The Company’s inability to obtain authority from any regulatory body having jurisdiction, which the Committee determines is necessary to the lawful issuance and sale of any Shares, will relieve the Company of any liability for failing to issue or sell such Shares as to which such requisite authority has not been obtained.

(h) The Committee may impose restrictions on any Award with respect to non-competition, non-solicitation, confidentiality and other restrictive covenants, or requirements to comply with minimum share ownership requirements, as it deems necessary or appropriate in its sole discretion, which such restrictions may be set forth in any applicable Award Agreement or otherwise.

Section 14. Amendments and Terminations.

(a) Amendment or Termination of the Plan. Except to the extent prohibited by applicable law and unless otherwise expressly provided in an Award Agreement or in the Plan, the Board may amend, alter, suspend, discontinue or terminate the Plan or any portion thereof at any time; provided, however, that no such amendment, alteration, suspension, discontinuation or termination shall be made without (i) shareholder approval if such approval is required by applicable law or the rules of the stock market or exchange, if any, on which the Shares are principally quoted or traded or (ii) subject to Section 5(c) and Section 12, the consent of the affected Participant, if such action would materially adversely affect the rights of such Participant under any outstanding Award, except (x) to the extent any such amendment, alteration, suspension, discontinuance or termination is made to cause the Plan to comply with applicable law, stock market or exchange rules and regulations or accounting or tax rules and regulations or (y) to impose any “clawback” or recoupment provisions on any Awards (including any amounts or benefits arising from such Awards) in accordance with Section 18. Notwithstanding anything to the contrary in the Plan, the Committee may amend the Plan, or create sub-plans, in such manner as may be necessary or desirable to enable the Plan to achieve its stated purposes in any jurisdiction in a tax-efficient manner and in compliance with local rules and regulations.

(b) Dissolution or Liquidation. In the event of the dissolution or liquidation of the Company, each Award shall terminate immediately prior to the consummation of such action, unless otherwise determined by the Committee.

(c) Terms of Awards. The Committee may waive any conditions or rights under, amend any terms of, or amend, alter, suspend, discontinue or terminate any Award theretofore granted (including by substituting another Award of the same or a different type), prospectively or retroactively, without the consent of any relevant Participant or holder or Beneficiary of an Award; provided, however, that, subject to Section 5(c) and Section 12, no such action shall materially adversely affect the rights of any affected Participant or holder or Beneficiary under any Award theretofore granted under the Plan, except (x) to the extent any such action is made to cause the Plan or Award to comply with applicable law, stock market or exchange rules and regulations or accounting or tax rules and regulations, or (y) to impose any “clawback” or recoupment provisions on any Awards (including any amounts or benefits arising from such Awards) in accordance with Section 18. The Committee shall be authorized to make adjustments in the terms and conditions of, and the criteria included in, Awards in recognition of events (including the events described in Section 5(c)) affecting the Company, or the financial statements of the Company, or of changes in applicable laws, regulations or accounting principles, whenever the Committee determines that such adjustments are appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan.

(d) No Repricing. Notwithstanding the foregoing, except as provided in Section 5(c), no action (including the repurchase of Options or SAR Awards (in each case, that are “out of the money”) for cash and/or other

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property) shall directly or indirectly, through cancellation and regrant or any other method, reduce, or have the effect of reducing, the exercise or hurdle price of any Award established at the time of grant thereof without approval of the Company’s shareholders.

Section 15. Miscellaneous.

(a) No Employee, Consultant, Director, Participant, or other Person shall have any claim to be granted any Award under the Plan, and there is no obligation for uniformity of treatment of employees, Participants or holders or Beneficiaries of Awards under the Plan. The terms and conditions of Awards need not be the same with respect to each recipient. Any Award granted under the Plan shall be a one-time Award that does not constitute a promise of future grants. The Company, in its sole discretion, maintains the right to make available future grants under the Plan.

(b) The grant of an Award shall not be construed as giving a Participant the right to be retained in the employ of, or to continue to provide services to, the Company or any Subsidiary. Further, the Company or any applicable Subsidiary may at any time dismiss a Participant, free from any liability, or any claim under the Plan, unless otherwise expressly provided in the Plan or in any Award Agreement or in any other agreement binding on the parties. The receipt of any Award under the Plan is not intended to confer any rights on the receiving Participant except as set forth in the applicable Award Agreement.

(c) No payment pursuant to the Plan shall be taken into account in determining any benefits under any severance, pension, retirement, savings, profit sharing, group insurance, welfare or other benefit plan of the Company or any Affiliate, except to the extent otherwise expressly provided in writing in such other plan or an agreement thereunder.

(d) Nothing contained in the Plan shall prevent the Company from adopting or continuing in effect other or additional compensation arrangements, and such arrangements may be either generally applicable or applicable only in specific cases.

(e) The Company shall be authorized to withhold from any Award granted or any payment due or transfer made under any Award or under the Plan or from any compensation or other amount owing to the Participant the amount (in cash, Shares, other Awards, other property, net settlement, or any combination thereof) of applicable withholding taxes due in respect of an Award, its exercise or settlement or any payment or transfer under such Award or under the Plan and to take such other action (including providing for elective payment of such amounts in cash or Shares by such Participant) as may be necessary to satisfy all obligations for the payment of such taxes and, unless otherwise determined by the Committee in its discretion, to the extent such withholding would not result in liability classification of such Award (or any portion thereof) pursuant to FASB ASC Subtopic 718-10.

(f) If any provision of the Plan or any Award Agreement is or becomes or is deemed to be invalid, illegal or unenforceable in any jurisdiction, or as to any Person or Award, or would disqualify the Plan or any Award under any law deemed applicable by the Committee, such provision shall be construed or deemed amended to conform to applicable laws, or if it cannot be so construed or deemed amended without, in the determination of the Committee, materially altering the intent of the Plan or the Award Agreement, such provision shall be stricken as to such jurisdiction, Person or Award, and the remainder of the Plan and any such Award Agreement shall remain in full force and effect.

(g) Neither the Plan nor any Award shall create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Company and a Participant or any other Person. To the extent that any Person acquires a right to receive payments from the Company pursuant to an Award, such right shall be no greater than the right of any unsecured general creditor of the Company.

(h) No fractional Shares shall be issued or delivered pursuant to the Plan or any Award, and the Committee shall determine whether cash or other securities shall be paid or transferred in lieu of any fractional Shares, or whether such fractional Shares or any rights thereto shall be canceled, terminated or otherwise eliminated.

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(i) Awards may be granted to Participants who are non-United States nationals or employed or providing services outside the United States, or both, on such terms and conditions different from those applicable to Awards to Participants who are employed or providing services in the United States as may, in the judgment of the Committee, be necessary or desirable to recognize differences in local law, tax policy or custom. The Committee also may impose conditions on the exercise or vesting of Awards in order to minimize the Company’s obligation with respect to tax equalization for Participants on assignments outside their home country.

Section 16. Effective Date of the Plan. The Plan shall be effective as of the Effective Date.

Section 17. Term of the Plan. No Award shall be granted under the Plan after the earliest to occur of (i) the 10-year anniversary of the Effective Date; (ii) the maximum number of Shares available for issuance under the Plan have been issued; or (iii) the Board terminates the Plan in accordance with Section 14(a). However, unless otherwise expressly provided in the Plan or in an applicable Award Agreement, any Award theretofore granted may extend beyond such date, and the authority of the Committee to amend, alter, adjust, suspend, discontinue or terminate any such Award, or to waive any conditions or rights under any such Award, and the authority of the Board to amend the Plan, shall extend beyond such date.

Section 18. Cancellation or “Clawback” of Awards. The Committee shall have full authority to implement any policies and procedures necessary to comply with Section 10D of the Exchange Act and any rules promulgated thereunder and any other regulatory regimes. Notwithstanding anything to the contrary contained herein, any Awards granted under the Plan (including any amounts or benefits arising from such Awards) shall be subject to any clawback or recoupment arrangements or policies the Company has in place from time to time (including the Company’s [Clawback Policy]3), and the Committee may, to the extent permitted by applicable law and stock exchange rules or by any applicable Company policy or arrangement, and shall, to the extent required, cancel or require reimbursement of any Awards granted to the Participant or any Shares issued or cash received upon vesting, exercise or settlement of any such Awards or sale of Shares underlying such Awards.

Section 19. Section 409A of the Code. The Plan as well as any payments or benefits under the Plan are intended to be exempt from, or to the extent subject thereto, to comply with Section 409A of the Code, and, accordingly, to the maximum extent permitted, the Plan shall be interpreted in accordance therewith. Notwithstanding anything in the Plan to the contrary, if the Board considers a Participant to be a “specified employee” under Section 409A of the Code at the time of such Participant’s “separation from service” (as defined in Section 409A of the Code), and any amount hereunder is “deferred compensation” subject to Section 409A of the Code, any distribution of such amount that otherwise would be made to such Participant with respect to an Award as a result of such “separation from service” shall not be made until the date that is six months after such “separation from service,” except to the extent that earlier distribution would not result in such Participant’s incurring interest or additional tax under Section 409A of the Code. If an Award includes a “series of installment payments” (within the meaning of Section 1.409A-2(b)(2)(iii) of the Treasury Regulations), the Participant’s right to such series of installment payments shall be treated as a right to a series of separate payments and not as a right to a single payment, and if an Award includes “dividend equivalents” (within the meaning of Section 1.409A-3(e) of the Treasury Regulations), the Participant’s right to such dividend equivalents shall be treated separately from the right to other amounts under the Award. Notwithstanding the foregoing, the tax treatment of the benefits provided under the Plan or any Award Agreement is not warranted or guaranteed, and in no event shall the Company be liable for all or any portion of any taxes, penalties, interest or other expenses that may be incurred by any Participant on account of non-compliance with Section 409A of the Code.

Section 20. Successors and Assigns. The terms of the Plan shall be binding upon and inure to the benefit of the Company and any successor entity, including any successor entity contemplated by Section 12(b).

[3]	Note to Draft: To reference the Company’s financial restatement clawback policy that is required to be adopted pursuant to stock exchange listing rules.

14

Section 21. Data Protection. The Participant hereby acknowledges and agrees that, in connection with the Plan, the Company or its Affiliates, as applicable, may need to process personal data (as such term, “personal information,” “personally identifiable information,” or any other term of comparable intent is defined under applicable laws or regulations, in each case to the extent applicable) provided by the Participant to, or otherwise obtained by, the Company or any Affiliate, trustee, third-party service provider or other third party acting on the Company’s or its Affiliates’ behalf. By participating in the Plan, the Participant hereby consents to the processing of personal data as further described in this Section 21 and the Employee Privacy Notice (as defined below). The Company or its Affiliates, or other third parties acting on the Company’s or its Affiliates’ behalf, may process such personal data for the performance of the contract with the Participant in connection with the Plan and in its legitimate business interests for all purposes relating to the operation of the Plan, including but not limited to:

(a) administering and maintaining Participant records;

(b) providing the services described in the Plan;

(c) providing information to the Company, any Subsidiary, trustees of any employee benefit trust, registrars, brokers or third-party administrators of the Plan;

(d) providing information to future purchasers or merger partners of the Company or any Affiliate, or the business in which the Participant works;

(e) transferring information about the Participant to any country or territory that may not provide the same protection for the information as the Participant’s home country; and

(f) responding to public authorities, court orders and legal or regulatory investigations and complying with laws and regulations, as applicable.

The Company or its Affiliates, or other third parties acting on the Company’s or its Affiliates’ behalf, may share the Participant’s personal data with (i) Affiliates, (ii) trustees of any employee benefit trust, (iii) registrars, (iv) brokers, (v) third party administrators of the Plan, (vi) third party service providers acting on the Company’s or its Affiliates’ behalf to provide the services described above, (vii) future purchasers or merger partners (as described above) or (viii) regulators and others, as required by applicable laws and regulations or in order to provide the services described in the Plan.

The terms set forth in this Section 21 are supplementary to the terms set forth in any employee privacy notice provided by the Company from time to time; provided, that, in the event of any conflict between the terms of this Section 21 and the terms of any such employee privacy notice, the terms of this Section 21 shall govern and control in relation to the Plan and any personal data of the Participant to the extent collected in connection therewith.

Section 22. Governing Law. The Plan and each Award Agreement shall be governed by the laws of the State of Nevada, without application of the conflicts of law principles thereof.

15

Annex S

EVERNORTH HOLDINGS INC.

EMPLOYEE STOCK PURCHASE PLAN

Section 1. Purpose. This Evernorth Holdings Inc. Employee Stock Purchase Plan (the “Plan”) is intended to provide employees of the Company and its Participating Companies with an opportunity to acquire a proprietary interest in the Company through the purchase of Shares. The Plan has two components: (a) one component (the “423 Component”) is intended to qualify as an “employee stock purchase plan” under Section 423 of the Code and the Plan shall be interpreted in a manner that is consistent with that intent and (b) the other component (the “Non-423 Component”) which is not intended to qualify as an “employee stock purchase plan” under Section 423 of the Code, authorizes the grant of options to purchase Shares pursuant to rules, procedures or sub-plans adopted by the Committee that may be designed to achieve certain tax, securities laws or other objectives for Eligible Employees, as determined in the discretion of the Committee. Except as otherwise provided herein, the Non-423 Component will operate and be administered in the same manner as the 423 Component.

Section 2. Definitions.

(a) “Affiliate” means any entity that, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, the Company.

(b) “Board” means the Board of Directors of the Company.

(c) “Code” means the Internal Revenue Code of 1986, as amended from time to time, and the rules, regulations and guidance thereunder. Any reference to a provision in the Code shall include any successor provision thereto.

(d) “Committee” means the Board, unless a committee is designated by the Board. If the Board does not designate a committee, references herein to the “Committee” shall refer to the Board.

(e) “Company” means Evernorth Holdings Inc., a Nevada corporation, including any successor thereto.

(f) “Compensation” means base salary, wages, annual bonuses and commissions paid to an Eligible Employee by the Company or a Participating Company as compensation for services to the Company or Participating Company, before deduction for any salary deferral contributions made by the Eligible Employee to any tax-qualified or nonqualified deferred compensation plan, including overtime, vacation pay, holiday pay, parental leave pay, jury duty pay and funeral leave pay, but excluding education or tuition reimbursements, imputed income arising under any group insurance or benefit program, travel expenses, business and relocation expenses, and income received in connection with stock options or other equity-based awards.

(g) “Corporate Transaction” means a merger, consolidation, acquisition of property or stock, separation, reorganization or other corporate event described in Section 424 of the Code.

(h) “Designated Broker” means the financial services firm or other agent designated by the Company to maintain ESPP Share Accounts on behalf of Participants who have purchased Shares under the Plan.

(i) “Effective Date” means [●], subject to approval by shareholders of the Company in accordance with Section 18(k).

(j) “Eligible Employee” means an Employee who is customarily employed for at least twenty (20) hours per week and more than five (5) months in any calendar year. Notwithstanding the foregoing, the Committee (i) may exclude from participation in the Plan or any Offering any Employees who are “highly compensated employee” or a sub-set of such “highly compensated employees” (within the meaning of Section 414(q) of the

Code) or who otherwise may be excluded from participation pursuant to Treasury Regulation Section 1.423-2(e) and (ii) may exclude any Employees located outside of the United States to the extent permitted under Section 423 of the Code.

(k) “Employee” means any person who renders services to the Company or a Participating Company as an employee pursuant to an employment relationship with such employer. For purposes of the Plan, the employment relationship shall be treated as continuing intact while the individual is on military leave, sick leave, parental leave or other leave of absence approved by the Company or a Participating Subsidiary that meets the requirements of Treasury Regulation Section 1.421-1(h)(2). Where the period of leave exceeds three (3) months, or such other period of time specified in Treasury Regulation Section 1.421-1(h)(2), and the individual’s right to re-employment is not guaranteed by statute or contract, the employment relationship shall be deemed to have terminated on the first day immediately following such three-month period, or such other period specified in Treasury Regulation Section 1.421-1(h)(2).

(l) “Enrollment Form” means an agreement pursuant to which an Eligible Employee may elect to enroll in the Plan, to authorize a new level of payroll deductions, or to stop payroll deductions and withdraw from an Offering Period.

(m) “ESPP Share Account” means an account into which Shares purchased with accumulated payroll deductions at the end of an Offering Period are held on behalf of a Participant.

(n) “Exchange Act” means the Securities Exchange Act of 1934, as amended from time to time, and the rules, regulations and guidance thereunder. Any reference to a provision in the Exchange Act shall include any successor provision thereto.

(o) “Fair Market Value” means, as of any date, the closing price of a Share on the trading day immediately preceding the date of determination (or, if there is no reported sale on such date, on the last preceding date on which any reported sale occurred), on the principal stock market or exchange on which Shares are quoted or traded, or if Shares are not so quoted or traded, the fair market value of a Share as determined by the Committee and such determination shall be conclusive and binding on all persons.

(p) “Initial Offering Period” means the period described in Section 5.

(q) “Offering Date” means the first Trading Day of each Offering Period as designated by the Committee.

(r) “Offering” means the grant of options to purchase Shares under the 423 Component or the Non-423 Component, as applicable, to Eligible Employees under terms approved by the Committee.

(s) “Offering Period” means the period described in Section 5; provided that, pursuant to Section 5, the Committee may change the duration of future Offering Periods (subject to a maximum Offering Period of twenty-seven (27) months) and/or the start and end dates of future Offering Periods.

(t) “Participant” means an Eligible Employee who is actively participating in the Plan.

(u) “Participating Companies” means the Subsidiaries and Affiliates that have been designated by the Committee as eligible to participate in the Plan, and such other Subsidiaries and Affiliates that may be designated by the Committee from time to time in its sole discretion. For purposes of the 423 Component, only the Company and its Subsidiaries may be Participating Companies; provided, however, that at any given time, a Subsidiary that is a Participating Company under the 423 Component will not be a Participating Company under the Non-423 Component. The Committee may designate any Subsidiary or Affiliate as a Participating Company, or revoke any such designation, at any time and from time to time, either before or after the Plan is approved by the shareholders of the Company.

(v) “Plan” means this Evernorth Holdings Inc. Employee Stock Purchase Plan, as set forth herein, and as amended from time to time.

(w) “Purchase Date” means one or more dates during an Offering Period, as established by the Committee, on which options granted under the Plan will be exercised and purchases of Shares will be carried out in accordance with the terms of the applicable Offering; provided that, unless otherwise determined by the Committee, each Offering Period will have one Purchase Date on the last Trading Day of such Offering Period.

(x) “Purchase Price” means an amount equal to the lesser of (i) eighty-five percent (85%) (or such greater percentage as designated by the Committee) of the Fair Market Value on the Purchase Date or (ii) eighty-five percent (85%) (or such greater percentage as designated by the Committee) of the Fair Market Value of a Share on the first Trading Day of the Offering Period; provided that the Purchase Price per Share will in no event be less than the par value of the Shares.

(y) “Securities Act” means the Securities Act of 1933, as amended.

(z) “Share” means a share of the Company’s Class A common stock, $0.001 par value.

(aa) “Subsidiary” means any corporation, domestic or foreign, of which not less than 50% of the combined voting power is held by the Company or a Subsidiary, whether or not such corporation exists now or is hereafter organized or acquired by the Company or a Subsidiary. In all cases, the determination of whether an entity is a Subsidiary shall be made in accordance with Section 424(f) of the Code.

(bb) “Trading Day” means any day on which the national stock exchange upon which the Shares are listed is open for trading or, if the Shares are not listed on an established stock exchange or national market system, a business day, as determined by the Committee in good faith.

Section 3. Administration.

(a) Administration of Plan. The Plan shall be administered by the Committee which shall have the authority to construe and interpret the Plan, prescribe, amend and rescind rules relating to the Plan’s administration and take any other actions necessary or desirable for the administration of the Plan including, without limitation, adopting sub-plans applicable to particular Participating Companies or locations, which sub-plans may be designed to be outside the scope of Section 423 of the Code or under the Non-423 Component. The Committee may correct any defect or supply any omission or reconcile any inconsistency or ambiguity in the Plan. The decisions of the Committee shall be final and binding on all persons. All expenses of administering the Plan shall be borne by the Company. Notwithstanding anything in the Plan to the contrary and without limiting the generality of the foregoing, the Committee shall have the authority to change the minimum and maximum amounts of Compensation for payroll deductions pursuant to Section 6(a), the frequency with which a Participant may elect to change their rate of payroll deductions pursuant to Section 6(b), the dates by which a Participant is required to submit an Enrollment Form pursuant to Section 6(b) and Section 10(a), and the effective date of a Participant’s withdrawal due to termination or transfer of employment or change in status pursuant to Section 11, and the withholding procedures pursuant to Section 19(m).

(b) Delegation of Authority. To the extent permitted by applicable law, the Committee may delegate to (i) one or more officers of the Company some or all of its authority under the Plan and (ii) one or more committees of the Board some or all of its authority under the Plan.

Section 4. Eligibility. In order to participate in an Offering, an Eligible Employee must deliver a completed Enrollment Form to the Company at least five (5) business days prior to the Offering Date (unless a different time is set by the Company for all Eligible Employees with respect to such Offering) and must elect his or her payroll deduction rate as described in Section 6. Notwithstanding any provision of the Plan to the contrary, no Eligible Employee shall be granted an option under the 423 Component if (i) immediately after the grant of the option, such Eligible Employee (or any other person whose stock would be attributed to such Eligible Employee pursuant to Section 424(d) of the Code) would own capital stock of the Company or hold outstanding options to purchase stock of the Company possessing 5% or more of the total combined voting power or value of all classes of stock of the Company or any Subsidiary or (ii) such option would permit his or her rights to purchase stock under all employee stock purchase plans (described in Section 423 of the Code) of the Company and its Subsidiaries to accrue at a rate that exceeds $25,000 of the Fair Market Value of such stock (determined at the time the option is granted) for each calendar year in which such option is outstanding at any time, in accordance with the provisions of Section 423(b)(8) of the Code.

Section 5. Offering Periods. The initial Offering Period under the Plan following the Effective Time shall begin on the date determined by the Committee in its discretion and end on the six (6) months anniversary thereof (or such other date determined by the Committee in its discretion) (the “Initial Offering Period”). Following the completion of the Initial Offering Period, the Plan shall be implemented by a series of subsequent Offering Periods, each of which shall be six (6) months in duration, with new Offering Periods commencing on January 1 and July 1 of each year. The Committee shall have, prior to the commencement of a particular Offering Period, the authority to change the duration, frequency, start and end dates of the Offering Period (subject to a maximum Offering Period of twenty-seven (27) months).

Section 6. Participation.

(a) Enrollment; Payroll Deductions. An Eligible Employee may elect to participate in the Plan by properly completing an Enrollment Form, which may be electronic, and submitting it to the Company, in accordance with the enrollment procedures established by the Committee. Participation in the Plan is entirely voluntary. By submitting an Enrollment Form, which may be electronic, the Eligible Employee authorizes payroll deductions from his or her pay check in an amount equal to at least one percent (1%), but not more than ten percent (10%) of his or her Compensation on each pay day occurring during an Offering Period (or such other minimum and maximum percentages as the Committee may establish from time to time before an Offering Period begins). Payroll deductions shall commence as soon as practicable following the Offering Date and end on the latest practicable payroll date on or before the Purchase Date. The Company shall maintain records of all payroll deductions but shall have no obligation to pay interest on payroll deductions or to hold such amounts in a trust or in any segregated account. Unless expressly permitted by the Committee, a Participant may not make any separate contributions or payments to the Plan. For the avoidance of doubt, all payroll deductions during an Offering Period that are made under the Plan from a Participant’s Compensation shall be made on an after-tax basis. If payroll deductions during an Offering Period for purposes of the Plan are prohibited or otherwise problematic under applicable law (as determined by the Committee in its discretion), the Committee may permit Participants to contribute to the Plan by such other means as determined by the Committee. Any reference to “payroll deductions” in this Section 6(a) (or in any other section of the Plan) will similarly cover contributions by other means made pursuant to this Section 6(a).

(b) Election Changes. During an Offering Period, unless otherwise determined by the Committee with respect to an Offering Period, a Participant may not increase or decrease his or her rate of payroll deductions applicable to such Offering Period.. A Participant may decrease or increase his or her rate of payroll deductions for future Offering Periods by submitting a new Enrollment Form authorizing the new rate of payroll deductions at least fifteen days before the start of the next Offering Period.

(c) Automatic Re-enrollment. The deduction rate selected in the Enrollment Form shall remain in effect for subsequent Offering Periods unless the Participant (i) submits a new Enrollment Form authorizing a new level of payroll deductions in accordance with Section 6(b), (ii) withdraws from the Plan in accordance with Section 10, or (iii) terminates employment or otherwise becomes ineligible to participate in the Plan.

Section 7. Grant of Option. On each Offering Date, each Participant in the applicable Offering Period shall be granted an option to purchase, on the Purchase Date, a number of Shares determined by dividing the Participant’s accumulated payroll deductions in respect of such Offering Period by the applicable Purchase Price; provided, that in no event shall any Participant purchase more than [10,000] Shares during an Offering Period or such other maximum number of Shares as the Committee may establish from time to time before an Offering Period begins (subject to adjustment in accordance with Section 17 and the limitations set forth in Section 4(ii) and Section 13 of the Plan) (the “Offering Period Limit”).

Section 8. Exercise of Option/Purchase of Shares. A Participant’s option to purchase Shares will be exercised automatically on the Purchase Date of each Offering Period. The Participant’s accumulated payroll deductions will be used to purchase the maximum number of whole Shares that can be purchased with the amounts in the Participant’s notional account, subject to the Offering Period Limit and other limitations set forth in the Plan. No fractional Shares may be purchased, but contributions unused in a given Offering Period due to being less than the cost of a Share will be carried forward to the next Offering Period, subject to earlier withdrawal by the Participant in accordance with Section 10 or termination of employment in accordance with Section 11.

Section 9. Transfer of Shares. As soon as reasonably practicable after each Purchase Date, the Company will arrange for the delivery to each Participant of the Shares purchased upon exercise of his or her option. The Committee may permit or require that the Shares be deposited directly into an ESPP Share Account established in the name of the Participant with a Designated Broker and may require that the Shares be retained with such Designated Broker for a specified period of time. Participants will not have any voting, dividend or other rights of a shareholder with respect to the Shares subject to any option granted hereunder until such Shares have been delivered pursuant to this Section 9.

Section 10. Withdrawal.

(a) Withdrawal Procedure. A Participant may withdraw from an Offering by submitting to the Company a revised Enrollment Form indicating his or her election to withdraw at least thirty (30) days before the Purchase Date (or such other period determined by the Committee). The accumulated payroll deductions held on behalf of a Participant in his or her notional account (that have not been used to purchase Shares) shall be paid to the Participant as soon as administratively practicable following receipt of the Participant’s Enrollment Form indicating his or her election to withdraw and the Participant’s option shall be automatically terminated. If a Participant withdraws from an Offering Period, no payroll deductions will be made during any succeeding Offering Period, unless the Participant re-enrolls in accordance with Section 6(a) of the Plan.

(b) Effect on Succeeding Offering Periods. A Participant’s election to withdraw from an Offering Period will not have any effect upon his or her eligibility to participate in succeeding Offering Periods that commence following the completion of the Offering Period from which the Participant withdraws.

Section 11. Termination of Employment; Change in Employment Status. Notwithstanding Section 10, upon termination of a Participant’s employment for any reason, including death, disability or retirement, or a change in the Participant’s employment status following which the Participant is no longer an Eligible Employee, which in either case occurs at least fifteen (15) days before the Purchase Date, the Participant will be deemed to have withdrawn from the Plan and the payroll deductions in the Participant’s notional account (that have not been used to purchase Shares) shall be returned to the Participant, or in the case of the Participant’s death, to the person(s) entitled to such amounts by will or the laws of descent and distribution, and the Participant’s option shall be automatically terminated. If the Participant’s termination of employment or change in status occurs within fifteen (15) days before a Purchase Date, the accumulated payroll deductions shall be used to purchase Shares on the Purchase Date, and the Participant will thereafter be deemed to have withdrawn from the next subsequent Offering in accordance with Section 10 immediately prior to the commencement of such applicable Offering Period. Unless otherwise determined by the Committee, a Participant whose employment transfers or whose employment terminates with an immediate rehire (with no break in service) by or between the Company or any Participating Company will not be treated as having terminated employment for purposes of participating in the Plan or an Offering; provided, however, if such transfer or employment termination and rehire results in the transfer of the Participant’s participation in an Offering under the 423 Component to an Offering under the Non-423 Component, the exercise of the Participant’s option will be qualified under the 423 Component only to the extent that such option and exercise complies with Section 423 of the Code. If such transfer or employment termination and rehire results in the transfer of the Participant’s participation in an Offering under the Non-423 Component to an Offering under the 423 Component, the Participant’s option and the exercise of such option will remain non-qualified under the Non-423 Component.

Section 12. No Interest. No interest shall accrue on or be payable with respect to the payroll deductions of a Participant in the Plan.

Section 13. Shares Reserved for Plan.

(a) Number of Shares. Subject to any adjustment in accordance with Section 17, the maximum number of Shares authorized for the issuance under the Plan shall be equal to [●] Shares.1 Beginning with the Company’s [●] fiscal year and ending with the Company’s [●] fiscal year, the total number of Shares available for issuance under the Plan shall be automatically increased on the first day of each such fiscal year by an amount equal to the lesser of (i) 1% of the total number of Shares outstanding on the last day of the immediately preceding fiscal year and (ii) such number of Shares as determined by the Board (or a duly authorized committee thereof) in its discretion; provided, that the maximum number of Shares that may be issued under the Plan in any event shall be equal to [●] Shares (subject to any adjustment in accordance with Section 17).2 The Shares may be newly issued Shares, treasury Shares or Shares acquired on the open market.

(b) Over-subscribed Offerings. The number of Shares which a Participant may purchase in an Offering under the Plan may be reduced if the Offering is over-subscribed. No option granted under the Plan shall permit a Participant to purchase Shares which, if added together with the total number of Shares purchased by all other Participants in such Offering would exceed the total number of Shares remaining available under the Plan. If the Committee determines that, on a particular Purchase Date, the number of Shares with respect to which options are to be exercised exceeds the number of Shares then available under the Plan, the Company shall make a pro rata allocation of the Shares remaining available for purchase in as uniform a manner as practicable and as the Committee determines to be equitable.

Section 14. Transferability. No payroll deductions credited to a Participant, nor any rights with respect to the exercise of an option or any rights to receive Shares hereunder may be assigned, transferred, pledged or otherwise disposed of in any way (other than by will or the laws of descent and distribution) by the Participant. Any attempt to assign, transfer, pledge or otherwise dispose of such rights or amounts shall be without effect.

Section 15. Application of Funds. All payroll deductions received or held by the Company under the Plan may be used by the Company for any corporate purpose to the extent permitted by applicable law, and the Company shall not be required to segregate such payroll deductions or contributions.

Section 16. Statements. Participants will be provided with statements (in such form as determined by the Committee, including electronic form) at least annually which shall set forth the contributions made by the Participant to the Plan, the Purchase Price of any Shares purchased with accumulated funds, the number of Shares purchased, and any payroll deduction amounts remaining in the Participant’s notional account.

Section 17. Adjustments Upon Changes in Capitalization; Dissolution or Liquidation; Corporate Transactions.

(a) Adjustments. In the event that any dividend or other distribution (whether in the form of cash, Shares, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, or exchange of Shares or other securities of the Company, or other change in the Company’s structure affecting the Shares occurs, then in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan, the Committee will, in such manner as it deems appropriate, equitably and proportionally adjust (i) the number of Shares and class of Shares that may be delivered under the Plan, (ii) the Purchase Price per Share and the number of Shares covered by each outstanding option under the Plan, and (iii) the numerical limits of Section 7 and Section 13.

[1]	Note to Draft: The initial share reserve will be equal to 2% of the post-closing FDSO.
[2]	Note to Draft: Maximum number of Shares to be granted under the ESPP to be equal to 2% plus 10 times the evergreen replenishment percentage (based on FDSO as of closing).

(b) Dissolution or Liquidation. Unless otherwise determined by the Committee, in the event of a proposed dissolution or liquidation of the Company, any Offering Period then in progress will be shortened by setting a new Purchase Date and the Offering Period will end immediately prior to the proposed dissolution or liquidation. The new Purchase Date will be before the date of the Company’s proposed dissolution or liquidation. Before the new Purchase Date, the Committee will provide each Participant with written notice, which may be electronic, of the new Purchase Date and that the Participant’s option will be exercised automatically on such date, unless before such time, the Participant has withdrawn from the Offering in accordance with Section 10.

(c) Corporate Transaction. In the event of a Corporate Transaction, each outstanding option will be assumed or an equivalent option substituted by the successor corporation or a parent or Subsidiary of such successor corporation. If the successor corporation refuses to assume or substitute the option, the Offering Period with respect to which the option relates will be shortened by setting a new Purchase Date on which the Offering Period will end. The new Purchase Date will occur before the date of the Corporate Transaction. Prior to the new Purchase Date, the Committee will provide each Participant with written notice, which may be electronic, of the new Purchase Date and that the Participant’s option will be exercised automatically on such date, unless before such time, the Participant has withdrawn from the Offering in accordance with Section 10. Notwithstanding the foregoing, in the event of a Corporate Transaction, the Committee may also elect to terminate all outstanding Offering Periods in accordance with Section 18(i).

Section 18. General Provisions.

(a) Equal Rights and Privileges under the 423 Component. Notwithstanding any provision of the Plan to the contrary and in accordance with Section 423 of the Code, all Eligible Employees who are granted options under the 423 Component shall have the same rights and privileges.

(b) No Right to Continued Service. Neither the Plan nor any compensation paid hereunder will confer on any Participant the right to continue as an Employee or in any other capacity.

(c) Rights as Shareholder. A Participant will become a shareholder with respect to the Shares that are purchased pursuant to options granted under the Plan when the Shares are transferred to the Participant’s ESPP Share Account. A Participant will have no rights as a shareholder with respect to Shares for which an election to participate in an Offering Period has been made until such Participant becomes a shareholder as provided above.

(d) Successors and Assigns. The Plan shall be binding on the Company and its successors and assigns.

(e) Entire Plan. This Plan constitutes the entire plan with respect to the subject matter hereof and supersedes all prior plans with respect to the subject matter hereof.

(f) Compliance with Law. The obligations of the Company with respect to payments under the Plan are subject to compliance with all applicable laws and regulations. Shares shall not be issued with respect to an option granted under the Plan unless the exercise of such option and the issuance and delivery of the Shares pursuant thereto shall comply with all applicable provisions of law, including, without limitation, the Securities Act, the Exchange Act, and the requirements of any stock exchange upon which the Shares may then be listed.

(g) Disqualifying Dispositions under the 423 Component. Each Participant shall give the Company prompt written notice of any disposition or other transfer of Shares acquired pursuant to the exercise of an option acquired under the 423 Component, if such disposition or transfer is made within two years after the Offering Date or within one year after the Purchase Date. Notwithstanding the foregoing, Participants shall not transfer Shares acquired pursuant to the exercise of an option acquired under the 423 Component to a broker other than the Designated Broker within two years after the Offering Date or within one year after the Purchase Date.

(h) Term of Plan. The Plan shall become effective on the Effective Date and, unless terminated earlier pursuant to Section 18(i), shall have a term of ten (10) years.

(i) Amendment or Termination. The Committee may, in its sole discretion, amend, suspend or terminate the Plan at any time and for any reason. If the Plan is terminated, the Committee may elect to terminate all outstanding Offering Periods either immediately or once Shares have been purchased on the next Purchase Date (which may, in the discretion of the Committee, be accelerated) or permit Offering Periods to expire in accordance with their terms (and subject to any adjustment in accordance with Section 17). If any Offering Period is terminated before its scheduled expiration, all amounts that have not been used to purchase Shares will be returned to Participants (without interest, except as otherwise required by law) as soon as administratively practicable.

(j) Applicable Law. The laws of the State of Nevada shall govern all questions concerning the construction, validity and interpretation of the Plan, without regard to such state’s conflict of law rules.

(k) Shareholder Approval. The Plan shall be subject to approval by the shareholders of the Company within twelve (12) months before or after the date the Plan is adopted by the Board.3

(l) Section 423 Component Tax Treatment. The 423 Component Plan is intended to qualify as an “employee stock purchase plan” under Section 423 of the Code. Any provision of the Plan that is inconsistent with Section 423 of the Code shall be reformed to comply with Section 423 of the Code. With respect to the 423 Component, all options are intended to be treated as “statutory stock options” within the meaning of Treasury Regulation §1.409A-1(b)(5)(ii), and the Plan and the options will be interpreted and administered accordingly. Notwithstanding anything to the contrary in the Plan, neither the Company nor the Committee, nor any person acting on behalf of the Company or the Committee, will be liable to any Participant or other person by reason of any acceleration of income, any additional tax, or any other tax or liability asserted by reason of the failure of the Plan or any option to be exempt from or satisfy the requirements of Section 423 or 409A of the Code.

(m) Non-Section 423 Component Tax Treatment. The Non-423 Component Plan is not intended to qualify as an “employee stock purchase plan” under Section 423 of the Code. The Non-423 Component is intended to be exempt from, or otherwise comply with, Section 409A of the Code, and the Plan and the options shall be interpreted and administered in accordance with such intent. Notwithstanding anything to the contrary in the Plan, neither the Company nor the Committee, nor any person acting on behalf of the Company or the Committee, will be liable to any Participant or other person by reason of any acceleration of income, any additional tax, or any other tax or liability asserted by reason of the failure of the Plan or any option to be exempt from or satisfy the requirements of Section 409A of the Code.

(n) Withholding. To the extent required by applicable Federal, state or local law, a Participant must make arrangements satisfactory to the Company for the payment of any withholding or similar tax obligations that arise in connection with the Plan.

(o) Severability. If any provision of the Plan shall for any reason be held to be invalid or unenforceable, such invalidity or unenforceability shall not affect any other provision hereof, and the Plan shall be construed as if such invalid or unenforceable provision were omitted.

(p) Headings. The headings of sections herein are included solely for convenience and shall not affect the meaning of any of the provisions of the Plan.

[3]	Note to Draft: ESPP to be approved by pre-closing shareholders of Evernorth.

Annex T

Companies Act (Revised)

of the Cayman Islands

Company Limited by Shares

AMENDED AND RESTATED

MEMORANDUM OF ASSOCIATION

OF

ARMADA ACQUISITION CORP. II

(Adopted by special resolution passed on 20 May 2025)

GCMLAW-15458712.4
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Auth Code: C19936345244

Companies Act (Revised)

of the Cayman Islands

Company Limited by Shares

Amended and Restated Memorandum of Association

of

Armada Acquisition Corp. II

(Adopted by special resolution passed on 20 May 2025)

1	The name of the Company is Armada Acquisition Corp. II.

2

The registered office of the Company shall be at the offices of Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman KY1-9009, Cayman Islands, or at such other place within the Cayman Islands as the Directors may decide.

3	The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the laws of the Cayman Islands.

4	The liability of each Member is limited to the amount, if any, unpaid on such Member’s shares.

5

The share capital of the Company is US$22,100 divided into 200,000,000 Class A ordinary shares of a par value of US$0.0001 each, 20,000,000 Class B ordinary shares of a par value of USD$0.0001 each, and 1,000,000 preference shares of a par value of US$0.0001 each, provided always that, subject to the Statute and the Company’s articles of association, the Company has the power to do any one or more of the following:

(a)	to redeem or repurchase any of its shares; and

(b)	to increase or reduce its capital; and

(c)	to issue any part of its capital (whether original, redeemed, increased or reduced):

(i)	with or without any preferential, deferred, qualified or special rights, privileges or conditions; or

(ii)	subject to any limitations or restrictions,

and unless the condition of issue expressly declares otherwise, every issue of shares (whether declared to be ordinary, preference or otherwise) is subject to this power; or

(d)	to alter any of those rights, privileges, conditions, limitations or restrictions.

6

The Company has power to register by way of continuation as a body corporate limited by shares under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

7

Capitalised terms that are not defined in this Amended and Restated Memorandum of Association bear the respective meanings given to them in the Amended and Restated Articles of Association of the Company.

GCMLAW-15458712.4GCMLAW-15458712.4
www.verify.gov.ky File#: 414415	Filed: 21-May-2025 11:44 EST
Auth Code: C19936345244

Companies Act (Revised)

of the Cayman Islands

Company Limited by Shares

AMENDED AND RESTATED

ARTICLES OF ASSOCIATION

OF

ARMADA ACQUISITION CORP. II

(Adopted by special resolution passed on 20 May 2025)

GCMLAW-15458712.4
www.verify.gov.ky File#: 414415	Filed: 21-May-2025 11:44 EST
Auth Code: C19936345244

CONTENTS

1	Interpretation	6

2	Commencement of Business	11

3	Issue of Shares and other Securities	11

4	Register of Members	12

5	Closing Register of Members or Fixing Record Date	12

6	Certificates for Shares	13

7	Transfer of Shares	13

8	Redemption, Repurchase and Surrender of Shares	14

9	Treasury Shares	14

10	Variation of Rights of Shares	15

11	Commission on Sale of Shares	15

12	Non-Recognition of Trusts	15

13	Lien on Shares	16

14	Calls on Shares	16

15	Forfeiture of Shares	17

16	Transmission of Shares	18

17	Class B Share Conversion	18

18	Amendments of Memorandum and Articles and Alteration of Capital	20

19	Offices and Places of Business	20

20	General Meetings	21

21	Notice of General Meetings	21

22	Advance Notice for Business	21

23	Proceedings at General Meetings	22

24	Votes of Members	23

25	Proxies	24

26	Corporate Members	25

27	Shares that may not be Voted	25

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28	Directors	25

29	Powers of Directors	25

30	Appointment and Removal of Directors	26

31	Vacation of Office of Director	27

32	Proceedings of Directors	27

33	Presumption of Assent	28

34	Directors’ Interests	28

35	Minutes	29

36	Delegation of Directors’ Powers	29

37	No Minimum Shareholding	30

38	Remuneration of Directors	30

39	Seal	31

40	Dividends, Distributions and Reserve	31

41	Capitalisation	32

42	Books of Account	32

43	Audit	33

44	Notices	34

45	Winding Up	35

46	Indemnity and Insurance	35

47	Financial Year	36

48	Transfer by Way of Continuation	36

49	Mergers and Consolidations	37

50	Business Combination	37

51	Certain Tax Filings	39

52	Business Opportunities	39

53	Exclusive Jurisdiction	40

GCMLAW-15458712.4
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Auth Code: C19936345244

Companies Act (Revised)

of the Cayman Islands

Company Limited by Shares

Amended and Restated Articles of Association

of

Armada Acquisition Corp. II

(Adopted by special resolution passed on 20 May 2025)

1	Interpretation

1.1	In the Articles Table A in the First Schedule to the Statute does not apply and, unless there is something in the subject or context inconsistent therewith:

Affiliate	in respect of a person, means any other person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such person, and (a) in the case of a natural person, shall include, without limitation, such person’s spouse, parents, children, siblings, mother-in-law and father-in-law and brothers and sisters-in-law, whether by blood, marriage or adoption or anyone residing in such person’s home, a trust for the benefit of any of the foregoing, a company, partnership or any natural person or entity wholly or jointly owned by any of the foregoing and (b) in the case of an entity, shall include a partnership, a corporation or any natural person or entity which directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such entity.

Applicable Law	means, with respect to any person, all provisions of laws, statutes, ordinances, rules, regulations, permits, certificates, judgments, decisions, decrees or orders of any governmental authority applicable to such person.

Articles	means these amended and restated articles of association of the Company.

Audit Committee	means the audit committee of the board of Directors of the Company established pursuant to the Articles, or any successor committee.

Auditor	means the person for the time being performing the duties of auditor of the Company (if any).

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Business Combination	means a merger, share exchange, asset acquisition, share purchase, recapitalisation, reorganisation or similar business combination involving the Company, with one or more businesses (the target business), which Business Combination: (a) as long as the securities of the Company are listed on a Designated Stock Exchange, must occur with one or more target businesses that together have an aggregate fair market value of at least eighty per cent (80%) of the net assets held in the Trust Account (excluding any deferred underwriting commissions and taxes payable on the interest earned on the Trust Account) at the time of the signing of the definitive agreement to enter into such Business Combination; and (b) must not be solely effectuated with another blank cheque company or a similar company with nominal operations.

business day	means any day other than a Saturday, a Sunday or a legal holiday or a day on which banking institutions or trust companies are authorised or obligated by law to close in New York City.

Cause	means a conviction for a criminal offence involving dishonesty or engaging in conduct which brings a Director or the Company into disrepute or which results in a material financial detriment to the Company.

Clearing House	means a clearing house recognised by the laws of the jurisdiction in which the Shares (or depositary receipts therefor) are listed or quoted on a stock exchange or interdealer quotation system in such jurisdiction.

Class A Share	means a Class A ordinary share of a par value of US$0.0001 in the share capital of the Company.

Class B Share	means a Class B ordinary share of a par value of US$0.0001 in the share capital of the Company.

Company	means the above named company.

Company’s Website	means the website of the Company and/or its web- address or domain name, if any.

Compensation Committee	means the compensation committee of the board of Directors of the Company established pursuant to the Articles, or any successor committee.

Completion Window	means the period of time:

(a) commencing on, and including, the closing date of the IPO; and

(b) ending on the date that is eighteen (18) months after the closing date of the IPO, or such earlier date as the Directors may approve

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in accordance with the Articles or such later date as the Members may approve in accordance with the Articles.

Designated Stock Exchange	means any United States national securities exchange on which the securities of the Company are listed for trading, including, but not limited to, The Nasdaq Stock Market LLC, the NYSE MKT LLC, the New York Stock Exchange LLC or any over-the-counter (OTC) market.

Directors	means the directors for the time being of the Company.

Dividend	means any dividend (whether interim or final) resolved to be paid on Shares pursuant to the Articles.

Electronic Communication	means a communication sent by electronic means, including electronic posting to the Company’s Website, transmission to any number, address or internet website (including the website of the Securities and Exchange Commission) or other electronic delivery methods as otherwise decided and approved by the Directors.

Electronic Record	has the same meaning as in the Electronic Transactions Act.

Electronic Transactions Act	means the Electronic Transactions Act (Revised) of the Cayman Islands.

Equity-linked Securities	means any debt or equity securities that are convertible, exercisable or exchangeable for Class A Shares issued in a financing transaction in connection with a Business Combination, including but not limited to a private placement of equity or debt.

Exchange Act	means the United States Securities Exchange Act of 1934, as amended, or any similar U.S. federal statute and the rules and regulations of the Securities and Exchange Commission thereunder, all as the same shall be in effect at the time.

Founders	means all Members immediately prior to the consummation of the IPO.

Independent Director	has the same meaning as in the rules and regulations of the Designated Stock Exchange or in Rule 10A-3 under the Exchange Act, as the case may be.

IPO	means the Company’s initial public offering of securities.

Member	has the same meaning as in the Statute.

Memorandum	means the amended and restated memorandum of association of the Company.

Nominating and Corporate Governance Committee	means any nominating and corporate governance committee of the board of Directors of the Company established pursuant to the Articles, or any successor committee.

Officer	means a person appointed to hold an office in the Company.

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Ordinary Resolution	means a resolution:

(a)   passed by a simple majority of such Members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of the Company and where a poll is taken regard shall be had in computing a majority to the number of votes to which each Member is entitled; or

(b) approved in writing by all of the Members entitled to vote on such matter at a general meeting of the Company (or such lo threshold as may be allowed under the Statute from time to time).

Ordinary Shares	means the Class A Shares and the Class B Shares, collectively.

Over-Allotment Option	means the option of the Underwriters to purchase up to an additional 3,000,000 (15%) of the firm units (as described in the Articles) issued in the IPO at a price equal to US$10.00 per unit, less underwriting discounts and commissions.

Preference Share	means a preference share of a par value of US$0.0001 in the share capital of the Company.

Public Share	means a Class A Share issued as part of the units (as described in the Articles) issued in the IPO.

Redemption Notice	means a notice in a form approved by the Directors by which a holder of Public Shares is entitled to require the Company to redeem its Public Shares, subject to any conditions contained therein.

Register of Members	means the Register of Members maintained in accordance with the Statute and includes (except where otherwise stated) any branch or duplicate Register of Members.

Registered Office	means the registered office for the time being of the Company.

Representative	means a representative of the Underwriters.

Seal	means the common seal of the Company and includes every duplicate seal.

Securities and Exchange Commission	means the United States Securities and Exchange Commission.

Share	means a Class A Share, a Class B Share or a Preference Share and includes a fraction of a share in the Company.

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Special Resolution	means a special resolution of the Company passed in accordance with the Statute, being a resolution:

(a)   passed by a majority of not less than two-thirds, other than with respect to amending either of Articles 30.1 or 48.2 (except where such amendment is proposed in respect of the consummation of a Business Combination) where such majority shall be at least ninety per cent (90%), of such Members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of the Company of which notice specifying the intention to propose the resolution as a special resolution has been duly given and where a poll is taken regard shall be had in computing a majority to the number of votes to which each Member is entitled; or

(b) approved in writing by all of the Members entitled to vote at a general meeting of the Company (or such lower threshold as may be allowed under the Statute from time to time).

Sponsor	means Armada Sponsor II LLC, a Delaware limited liability company, and its successors or assigns.

Statute	means the Companies Act (Revised) of the Cayman Islands.

Tax Filing Authorised Person	means such person as any Director shall designate from time to time, acting severally.

Treasury Share	means a Share held in the name of the Company as a treasury share in accordance with the Statute.

Trust Account	means the trust account established by the Company upon the consummation of its IPO and into which a certain amount of the net proceeds of the IPO, together with a certain amount of the proceeds of a private placement of units simultaneously with the closing date of the IPO, will be deposited.

Underwriter	means an underwriter of the IPO from time to time and any successor underwriter.

1.2	In the Articles:

(a)	words importing the singular number include the plural number and vice versa;

(b)	words importing the masculine gender include the feminine gender;

(c)	words importing persons include corporations as well as any other legal or natural person;

(d)	“written” and “in writing” include all modes of representing or reproducing words in visible form, including in the form of an Electronic Record;

(e)	“shall” shall be construed as imperative and “may” shall be construed as permissive;

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(f)	references to provisions of any law or regulation shall be construed as references to those provisions as amended, modified, re-enacted or replaced;

(g)

any phrase introduced by the terms “including”, “include”, “in particular” or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms;

(h)

the term “and/or” is used herein to mean both “and” as well as “or.” The use of “and/or” in certain contexts in no respects qualifies or modifies the use of the terms “and” or “or” in others. The term “or” shall not be interpreted to be exclusive and the term “and” shall not be interpreted to require the conjunctive (in each case, unless the context otherwise requires);

(i)	headings are inserted for reference only and shall be ignored in construing the Articles;

(j)	any requirements as to delivery under the Articles include delivery in the form of an Electronic Record;

(k)

any requirements as to execution or signature under the Articles including the execution of the Articles themselves can be satisfied in the form of an electronic signature as defined in the Electronic Transactions Act;

(l)	sections 8 and 19(3) of the Electronic Transactions Act shall not apply;

(m)

the term “clear days” in relation to the period of a notice means that period excluding the day when the notice is received or deemed to be received and the day for which it is given or on which it is to take effect; and

(n)	the term “holder” in relation to a Share means a person whose name is entered in the Register of Members as the holder of such Share.

2	Commencement of Business

2.1	The business of the Company may be commenced as soon after incorporation of the Company as the Directors shall see fit.

2.2	The Directors may pay, out of the capital or any other monies of the Company, all expenses incurred in or about the formation and establishment of the Company, including the expenses of registration.

3	Issue of Shares and other Securities

3.1

Subject to the provisions, if any, in the Memorandum (and to any direction that may be given by the Company in general meeting) and, where applicable, the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law, and without prejudice to any rights attached to any existing Shares, the Directors may allot, issue, grant options over or otherwise dispose of Shares (including fractions of a Share) with or without preferred, deferred or other rights or restrictions, whether in regard to Dividends or other distributions, voting, return of capital or otherwise and to such persons, at such times and on such other terms as they think proper, and may also (subject to the Statute and the Articles) vary such rights, save that the Directors shall not allot, issue, grant options over or otherwise dispose of Shares (including fractions of a Share) to the extent that it may affect the ability of the Company to carry out a Class B Share Conversion set out in the Articles.

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3.2

The Company may issue rights, options, warrants or convertible securities or securities of similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any class of Shares or other securities in the Company on such terms as the Directors may from time to time determine.

3.3

The Company may issue units of securities in the Company, which may be comprised of whole or fractional Shares, rights, options, warrants or convertible securities or securities of similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any class of Shares or other securities in the Company, upon such terms as the Directors may from time to time determine. The securities comprising any such units which are issued pursuant to the IPO can only be traded separately from one another on the 52nd day following the date of the prospectus relating to the IPO unless the Representative(s) determines that an earlier date is acceptable, subject to the Company having filed a current report on Form 8-K with the Securities and Exchange Commission and a press release announcing when such separate trading will begin. Prior to such date, the units can be traded, but the securities comprising such units cannot be traded separately from one another.

3.4	The Company shall not issue Shares to bearer.

4	Register of Members

4.1	The Company shall maintain or cause to be maintained the Register of Members in accordance with the Statute.

4.2

The Directors may determine that the Company shall maintain one or more branch registers of Members in accordance with the Statute. The Directors may also determine which register of Members shall constitute the principal register and which shall constitute the branch register or registers, and to vary such determination from time to time.

5	Closing Register of Members or Fixing Record Date

5.1

For the purpose of determining Members entitled to notice of, or to vote at any meeting of Members or any adjournment thereof, or Members entitled to receive payment of any Dividend or other distribution, or in order to make a determination of Members for any other purpose, the Directors may, after notice has been given by advertisement in an appointed newspaper or any other newspaper or by any other means in accordance with the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law, provide that the Register of Members shall be closed for transfers for a stated period which shall not in any case exceed forty days.

5.2

In lieu of, or apart from, closing the Register of Members, the Directors may fix in advance or arrears a date as the record date for any such determination of Members entitled to notice of, or to vote at any meeting of the Members or any adjournment thereof, or for the purpose of determining the Members entitled to receive payment of any Dividend or other distribution, or in order to make a determination of Members for any other purpose.

5.3

If the Register of Members is not so closed and no record date is fixed for the determination of Members entitled to notice of, or to vote at, a meeting of Members or Members entitled to receive payment of a Dividend or other distribution, the date on which notice of the meeting is sent or the date on which the

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resolution of the Directors resolving to pay such Dividend or other distribution is passed, as the case may be, shall be the record date for such determination of Members. When a determination of Members entitled to vote at any meeting of Members has been made as provided in this Article, such determination shall apply to any adjournment thereof.

6	Certificates for Shares

6.1

A Member shall only be entitled to a share certificate if the Directors resolve that share certificates shall be issued. Share certificates representing Shares, if any, shall be in such form as the Directors may determine. Share certificates shall be signed by one or more Directors or other person authorised by the Directors. The Directors may authorise certificates to be issued with the authorised signature(s) affixed by mechanical process. All certificates for Shares shall be consecutively numbered or otherwise identified and shall specify the Shares to which they relate. All certificates surrendered to the Company for transfer shall be cancelled and, subject to the Articles, no new certificate shall be issued until the former certificate representing a like number of relevant Shares shall have been surrendered and cancelled.

6.2

The Company shall not be bound to issue more than one certificate for Shares held jointly by more than one person and delivery of a certificate to one joint holder shall be a sufficient delivery to all of them.

6.3

If a share certificate is defaced, worn out, lost or destroyed, it may be renewed on such terms (if any) as to evidence and indemnity and on the payment of such expenses reasonably incurred by the Company in investigating evidence, as the Directors may prescribe, and (in the case of defacement or wearing out) upon delivery of the old certificate.

6.4

Every share certificate sent in accordance with the Articles will be sent at the risk of the Member or other person entitled to the certificate. The Company will not be responsible for any share certificate lost or delayed in the course of delivery.

6.5

Share certificates shall be issued within the relevant time limit as prescribed by the Statute, if applicable, or as the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law may from time to time determine, whichever is shorter, after the allotment or, except in the case of a Share transfer which the Company is for the time being entitled to refuse to register and does not register, after lodgement of a Share transfer with the Company.

7	Transfer of Shares

7.1

Subject to the terms of the Articles, any Member may transfer all or any of his Shares by an instrument of transfer provided that such transfer complies with the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law. If the Shares in question were issued in conjunction with rights, options, warrants or units issued pursuant to the Articles on terms that one cannot be transferred without the other, the Directors shall refuse to register the transfer of any such Share without evidence satisfactory to them of the like transfer of such right, option, warrant or unit.

7.2

The instrument of transfer of any Share shall be in writing in the usual or common form or in a form prescribed by the rules and regulations of the Designated Stock Exchange, the Securities and Exchange

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Commission and/or any other competent regulatory authority or otherwise under Applicable Law or in any other form approved by the Directors and shall be executed by or on behalf of the transferor (and if the Directors so require, signed by or on behalf of the transferee) and may be under hand or, if the transferor or transferee is a Clearing House or its nominee(s), by hand or by machine imprinted signature or by such other manner of execution as the Directors may approve from time to time. The transferor shall be deemed to remain the holder of a Share until the name of the transferee is entered in the Register of Members.

8	Redemption, Repurchase and Surrender of Shares

8.1

Subject to the provisions of the Statute, and, where applicable, the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law, the Company may issue Shares that are to be redeemed or are liable to be redeemed at the option of the Member or the Company. The redemption of such Shares, except Public Shares, shall be effected in such manner and upon such other terms as the Company may, by Special Resolution, determine before the issue of such Shares. With respect to redeeming or repurchasing the Shares:

(a)	Members who hold Public Shares are entitled to request the redemption of such Shares in the circumstances described in the Business Combination Article hereof;

(b)

Class B Shares held by the Founders shall be surrendered by the Founders on a pro rata basis for no consideration to the extent that the Over-Allotment Option is not exercised in full so that the Founders will own twenty five (25%) of the Company’s issued Ordinary Shares after the IPO (inclusive of any Ordinary Shares underlying the units purchased in a private placement simultaneously with the IPO); and

(c)	Public Shares shall be repurchased by way of tender offer in the circumstances set out in the Business Combination Article hereof.

8.2

Subject to the provisions of the Statute, and, where applicable, the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law, the Company may purchase its own Shares (including any redeemable Shares) in such manner and on such other terms as the Directors may agree with the relevant Member or in the manner set out in the Business Combination Article hereof. For the avoidance of doubt, redemptions, repurchases and surrenders of Shares in the circumstances described in the Article above shall not require further approval of the Members.

8.3	The Company may make a payment in respect of the redemption or purchase of its own Shares in any manner permitted by the Statute, including out of capital.

8.4	The Directors may accept the surrender for no consideration of any fully paid Share.

9	Treasury Shares

9.1	The Directors may, prior to the purchase, redemption or surrender of any Share, determine that such Share shall be held as a Treasury Share.

9.2	The Directors may determine to cancel a Treasury Share or transfer a Treasury Share on such terms as they think proper (including, without limitation, for nil consideration).

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10	Variation of Rights of Shares

10.1

Subject to Article 3.1, if at any time the share capital of the Company is divided into different classes of Shares, all or any of the rights attached to any class (unless otherwise provided by the terms of issue of the Shares of that class) may, whether or not the Company is being wound up, be varied without the consent of the holders of the issued Shares of that class where such variation is considered by the Directors not to have a material adverse effect upon such rights; otherwise, any such variation shall be made only with the consent in writing of the holders of not less than two-thirds of the issued Shares of that class (other than with respect to a waiver of the provisions of the Class B Share Conversion Article hereof, which as stated therein shall only require the consent in writing of the holders of a majority of the issued Shares of that class), or with the approval of a resolution passed by a majority of not less than two-thirds of the votes cast at a separate meeting of the holders of the Shares of that class. For the avoidance of doubt, the Directors reserve the right, notwithstanding that any such variation may not have a material adverse effect, to obtain consent from the holders of Shares of the relevant class. To any such meeting all the provisions of the Articles relating to general meetings shall apply mutatis mutandis, except that the necessary quorum shall be one person holding or representing by proxy at least one-third of the issued Shares of the class and that any holder of Shares of the class present in person or by proxy may demand a poll.

10.2

For the purposes of a separate class meeting, the Directors may treat two or more or all the classes of Shares as forming one class of Shares if the Directors consider that such class of Shares would be affected in the same way by the proposals under consideration, but in any other case shall treat them as separate classes of Shares.

10.3

The rights conferred upon the holders of the Shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the Shares of that class, be deemed to be varied: (i) by the creation or issue of further Shares ranking pari passu therewith or Shares issued with preferred or other rights; or (ii) where the constitutional documents of the Company are amended or new constitutional documents of the Company are adopted, in each case, as a result of the Company undertaking a transfer by way of continuation to a jurisdiction outside the Cayman Islands.

11	Commission on Sale of Shares

The Company may, in so far as the Statute permits, pay a commission to any person in consideration of his subscribing or agreeing to subscribe (whether absolutely or conditionally) or procuring or agreeing to procure subscriptions (whether absolutely or conditionally) for any Shares. Such commissions may be satisfied by the payment of cash and/or the issue of fully or partly paid-up Shares. The Company may also on any issue of Shares pay such brokerage as may be lawful.

12	Non-Recognition of Trusts

The Company shall not be bound by or compelled to recognise in any way (even when notified) any equitable, contingent, future or partial interest in any Share, or (except only as is otherwise provided by the Articles or the Statute) any other rights in respect of any Share other than an absolute right to the entirety thereof in the holder.

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13	Lien on Shares

13.1

The Company shall have a first and paramount lien on all Shares (whether fully paid-up or not) registered in the name of a Member (whether solely or jointly with others) for all debts, liabilities or engagements to or with the Company (whether presently payable or not) by such Member or his estate, either alone or jointly with any other person, whether a Member or not, but the Directors may at any time declare any Share to be wholly or in part exempt from the provisions of this Article. The registration of a transfer of any such Share shall operate as a waiver of the Company’s lien thereon. The Company’s lien on a Share shall also extend to any amount payable in respect of that Share.

13.2

The Company may sell, in such manner as the Directors think fit, any Shares on which the Company has a lien, if a sum in respect of which the lien exists is presently payable, and is not paid within fourteen clear days after notice has been received or deemed to have been received by the holder of the Shares, or to the person entitled to it in consequence of the death or bankruptcy of the holder, demanding payment and stating that if the notice is not complied with the Shares may be sold.

13.3

To give effect to any such sale the Directors may authorise any person to execute an instrument of transfer of the Shares sold to, or in accordance with the directions of, the purchaser. The purchaser or his nominee shall be registered as the holder of the Shares comprised in any such transfer, and he shall not be bound to see to the application of the purchase money, nor shall his title to the Shares be affected by any irregularity or invalidity in the sale or the exercise of the Company’s power of sale under the Articles.

13.4

The net proceeds of such sale after payment of costs, shall be applied in payment of such part of the amount in respect of which the lien exists as is presently payable and any balance shall (subject to a like lien for sums not presently payable as existed upon the Shares before the sale) be paid to the person entitled to the Shares at the date of the sale.

14	Calls on Shares

14.1

Subject to the terms of the allotment and issue of any Shares, the Directors may make calls upon the Members in respect of any monies unpaid on their Shares (whether in respect of par value or premium), and each Member shall (subject to receiving at least fourteen clear days’ notice specifying the time or times of payment) pay to the Company at the time or times so specified the amount called on the Shares. A call may be revoked or postponed, in whole or in part, as the Directors may determine. A call may be required to be paid by instalments. A person upon whom a call is made shall remain liable for calls made upon him notwithstanding the subsequent transfer of the Shares in respect of which the call was made.

14.2	A call shall be deemed to have been made at the time when the resolution of the Directors authorising such call was passed.

14.3	The joint holders of a Share shall be jointly and severally liable to pay all calls in respect thereof.

14.4

If a call remains unpaid after it has become due and payable, the person from whom it is due shall pay interest on the amount unpaid from the day it became due and payable until it is paid at such rate as the Directors may determine (and in addition all expenses that have been incurred by the Company by reason of such non-payment), but the Directors may waive payment of the interest or expenses wholly or in part.

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14.5

An amount payable in respect of a Share on issue or allotment or at any fixed date, whether on account of the par value of the Share or premium or otherwise, shall be deemed to be a call and if it is not paid all the provisions of the Articles shall apply as if that amount had become due and payable by virtue of a call.

14.6	The Directors may issue Shares with different terms as to the amount and times of payment of calls, or the interest to be paid.

14.7

The Directors may, if they think fit, receive an amount from any Member willing to advance all or any part of the monies uncalled and unpaid upon any Shares held by him, and may (until the amount would otherwise become payable) pay interest at such rate as may be agreed upon between the Directors and the Member paying such amount in advance.

14.8

No such amount paid in advance of calls shall entitle the Member paying such amount to any portion of a Dividend or other distribution payable in respect of any period prior to the date upon which such amount would, but for such payment, become payable.

15	Forfeiture of Shares

15.1

If a call or instalment of a call remains unpaid after it has become due and payable the Directors may give to the person from whom it is due not less than fourteen clear days’ notice requiring payment of the amount unpaid together with any interest which may have accrued and any expenses incurred by the Company by reason of such non-payment. The notice shall specify where payment is to be made and shall state that if the notice is not complied with the Shares in respect of which the call was made will be liable to be forfeited.

15.2

If the notice is not complied with, any Share in respect of which it was given may, before the payment required by the notice has been made, be forfeited by a resolution of the Directors. Such forfeiture shall include all Dividends, other distributions or other monies payable in respect of the forfeited Share and not paid before the forfeiture.

15.3

A forfeited Share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the Directors think fit and at any time before a sale, re-allotment or disposition the forfeiture may be cancelled on such terms as the Directors think fit. Where for the purposes of its disposal a forfeited Share is to be transferred to any person the Directors may authorise some person to execute an instrument of transfer of the Share in favour of that person.

15.4

A person any of whose Shares have been forfeited shall cease to be a Member in respect of them and shall surrender to the Company for cancellation the certificate for the Shares forfeited and shall remain liable to pay to the Company all monies which at the date of forfeiture were payable by him to the Company in respect of those Shares together with interest at such rate as the Directors may determine, but his liability shall cease if and when the Company shall have received payment in full of all monies due and payable by him in respect of those Shares.

15.5

A certificate in writing under the hand of one Director or Officer that a Share has been forfeited on a specified date shall be conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the Share. The certificate shall (subject to the execution of an instrument of transfer) constitute a good title to the Share and the person to whom the Share is sold or otherwise disposed of shall not be

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bound to see to the application of the purchase money, if any, nor shall his title to the Share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, sale or disposal of the Share.

15.6

The provisions of the Articles as to forfeiture shall apply in the case of non-payment of any sum which, by the terms of issue of a Share, becomes payable at a fixed time, whether on account of the par value of the Share or by way of premium as if it had been payable by virtue of a call duly made and notified.

16	Transmission of Shares

16.1

If a Member dies, the survivor or survivors (where he was a joint holder), or his legal personal representatives (where he was a sole holder), shall be the only persons recognised by the Company as having any title to his Shares. The estate of a deceased Member is not thereby released from any liability in respect of any Share, for which he was a joint or sole holder.

16.2

Any person becoming entitled to a Share in consequence of the death or bankruptcy or liquidation or dissolution of a Member (or in any other way than by transfer) may, upon such evidence being produced as may be required by the Directors, elect, by a notice in writing sent by him to the Company, either to become the holder of such Share or to have some person nominated by him registered as the holder of such Share. If he elects to have another person registered as the holder of such Share he shall sign an instrument of transfer of that Share to that person. The Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the relevant Member before his death or bankruptcy or liquidation or dissolution, as the case may be.

16.3

A person becoming entitled to a Share by reason of the death or bankruptcy or liquidation or dissolution of a Member (or in any other case than by transfer) shall be entitled to the same Dividends, other distributions and other advantages to which he would be entitled if he were the holder of such Share. However, he shall not, before becoming a Member in respect of a Share, be entitled in respect of it to exercise any right conferred by membership in relation to general meetings of the Company and the Directors may at any time give notice requiring any such person to elect either to be registered himself or to have some person nominated by him be registered as the holder of the Share (but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the relevant Member before his death or bankruptcy or liquidation or dissolution or any other case than by transfer, as the case may be). If the notice is not complied with within ninety days of being received or deemed to be received (as determined pursuant to the Articles), the Directors may thereafter withhold payment of all Dividends, other distributions, bonuses or other monies payable in respect of the Share until the requirements of the notice have been complied with.

17	Class B Share Conversion

17.1

The rights attaching to the Class A Shares and Class B Shares shall rank pari passu in all respects, and the Class A Shares and Class B Shares shall vote together as a single class on all matters (subject to the Variation of Rights of Shares Article, the Appointment and Removal of Directors Article and the Transfer by Way of Continuation Article) with the exception that the holder of a Class B Share shall have the conversion rights referred to in this Article.

17.2	Class B Shares may be converted into Class A Shares on a one-for-one basis at any time and from time to time prior to the consummation of a Business Combination at the option of the holder.

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17.3

Any Class B Shares not converted into Class A Shares pursuant to Article 17.2 above shall automatically convert into Class A Shares on a one-for-one basis (the Initial Conversion Ratio) concurrently with or immediately following the consummation of a Business Combination.

17.4

Notwithstanding the Initial Conversion Ratio, in the case that additional Class A Shares or any other Equity-linked Securities, are issued, or deemed issued, in excess of the amounts issued in the IPO (including pursuant to the Over-Allotment Option) and related to or in connection with the closing of a Business Combination, all Class B Shares in issue shall automatically convert into Class A Shares at the time of the closing of a Business Combination, the ratio for which the Class B Shares shall convert into Class A Shares will be adjusted so that the number of Class A Shares issuable upon conversion of all Class B Shares will equal, in the aggregate, twenty five (25%) of the sum of:

(a)

the total number of all Ordinary Shares in issue upon completion of the IPO (including any Class A Shares issued pursuant to the Over-Allotment Option and any Class A Shares underlying the private placement units purchased in a private placement simultaneously with the IPO); plus

(b)

all Class A Shares and Equity-linked Securities issued or deemed issued in connection with the closing of a Business Combination, excluding any Shares or Equity-linked Securities issued, or to be issued, to any seller in a Business Combination and any private placement-equivalent units issued to the Sponsor or an Affiliate of the Sponsor or to the Company’s officers and Directors upon the conversion of working capital loans made to the Company; minus

(c)	the number of Public Shares redeemed in connection with a Business Combination.

17.5

Notwithstanding anything to the contrary contained herein, the foregoing adjustment to the Initial Conversion Ratio may be waived as to any particular issuance or deemed issuance of additional Class A Shares or Equity-linked Securities by the written consent or agreement of holders of a majority of the Class B Shares then in issue consenting or agreeing separately as a separate class in the manner provided in the Variation of Rights of Shares Article hereof.

17.6

The foregoing conversion ratio shall also be adjusted to account for any subdivision (by share split, subdivision, exchange, capitalisation, rights issue, reclassification, recapitalisation or otherwise) or combination (by reverse share split, share consolidation, exchange, reclassification, recapitalisation or otherwise) or similar reclassification or recapitalisation of the Class A Shares in issue into a greater or lesser number of Shares occurring after the original filing of the Articles without a proportionate and corresponding subdivision, combination or similar reclassification or recapitalisation of the Class B Shares in issue.

17.7

Each Class B Share shall convert into its pro-rata number of Class A Shares pursuant to this Article. The pro-rata share for each holder of Class B Shares will be determined as follows: each Class B Share shall convert into such number of Class A Shares as is equal to the product of one (1) multiplied by a fraction, the numerator of which shall be the total number of Class A Shares into which all of the Class B Shares in issue shall be converted pursuant to this Article and the denominator of which shall be the total number of Class B Shares in issue at the time of conversion.

17.8	References in this Article to “converted”, “conversion” or “exchange” shall mean the compulsory redemption without notice of Class B Shares of any Member and, on behalf of such Members, automatic

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application of such redemption proceeds in paying for such new Class A Shares into which the Class B Shares have been converted or exchanged at a price per Class B Share necessary to give effect to a conversion or exchange calculated on the basis that the Class A Shares to be issued as part of the conversion or exchange will be issued at par. The Class A Shares to be issued on an exchange or conversion shall be registered in the name of such Member or in such name as the Member may direct.

17.9	Notwithstanding anything to the contrary in this Article, in no event shall any Class B Share convert into Class A Shares at a ratio that is less than one for one.

18	Amendments of Memorandum and Articles and Alteration of Capital

18.1	The Company may by Ordinary Resolution:

(a)	increase its share capital by such sum as the Ordinary Resolution shall prescribe and with such rights, priorities and privileges annexed thereto, as the Company in general meeting may determine;

(b)	consolidate and divide all or any of its share capital into Shares of larger amount than its existing Shares;

(c)	convert all or any of its paid-up Shares into stock, and reconvert that stock into paid- up Shares of any denomination;

(d)

by subdivision of its existing Shares or any of them divide the whole or any part of its share capital into Shares of smaller amount than is fixed by the Memorandum or into Shares without par value; and

(e)

cancel any Shares that at the date of the passing of the Ordinary Resolution have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the Shares so cancelled.

18.2

All new Shares created in accordance with the provisions of the preceding Article shall be subject to the same provisions of the Articles with reference to the payment of calls, liens, transfer, transmission, forfeiture and otherwise as the Shares in the original share capital.

18.3	Subject to the provisions of the Statute, the provisions of the Articles as regards the matters to be dealt with by Ordinary Resolution and Article 48.2, the Company may by Special Resolution:

(a)	change its name;

(b)	alter or add to the Articles (subject to Article 48.2);

(c)	alter or add to the Memorandum with respect to any objects, powers or other matters specified therein; and

(d)	reduce its share capital or any capital redemption reserve fund.

19	Offices and Places of Business

Subject to the provisions of the Statute, the Company may by resolution of the Directors change the location of its Registered Office. The Company may, in addition to its Registered Office, maintain such other offices or places of business as the Directors determine.

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20	General Meetings

20.1	All general meetings other than annual general meetings shall be called extraordinary general meetings.

20.2

The Company may, but shall not (unless required by the Statute) be obliged to, in each year hold a general meeting as its annual general meeting, and shall specify the meeting as such in the notices calling it. Any annual general meeting shall be held at such time and place as the Directors shall appoint. At these meetings the report of the Directors (if any) shall be presented.

20.3

The Directors, the chief executive officer or the chairman of the board of Directors may call general meetings and,for the avoidance of doubt, except as expressly provided in Article 20.4 below, Members shall not have the ability to call general meetings.

20.4

If at any time there are no Directors, any two (2) Members (or if there is only one (1) Member then that Member) entitled to vote at general meetings of the Company may convene a general meeting in the same manner as nearly as possible as that in which general meetings may be convened by the Directors.

21	Notice of General Meetings

21.1

At least five (5) clear days’ notice shall be given of any general meeting. Every notice shall specify the place, the day and the hour of the meeting and the general nature of the business to be conducted at the general meeting and shall be given in the manner hereinafter mentioned or in such other manner if any as may be prescribed by the Company, provided that a general meeting of the Company shall, whether or not the notice specified in this Article has been given and whether or not the provisions of the Articles regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed:

(a)	in the case of an annual general meeting, by all of the Members entitled to attend and vote thereat; and

(b)

in the case of an extraordinary general meeting, by a majority in number of the Members having a right to attend and vote at the meeting, together holding not less than ninety-five per cent (95%) in par value of the Shares giving that right.

21.2

The accidental omission to give notice of a general meeting to, or the non-receipt of notice of a general meeting by, any person entitled to receive such notice shall not invalidate the proceedings of that general meeting.

22	Advance Notice for Business

22.1

Members seeking to bring business before an annual general meeting of the Company, or to nominate candidates for appointment as Directors at an annual general meeting, must provide written notice of such business to the Company. Such notice must be received by the Company by the Company’s secretary (or, if none is appointed, any other Officer) at its principal office no later than the close of business on the 90th day nor earlier than the close of business on the 150th day prior to the anniversary date of the immediately preceding annual general meeting. Pursuant to Rule 14a-8 under the Exchange Act, proposals seeking inclusion in the annual proxy statement must comply with the notice periods contained therein.

22.2

To be in proper written form, a Member’s notice to the Company’s secretary (or, if none is appointed, any other Officer) with respect to any business (other than nominations) must set forth as to each such matter

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such Member proposes to bring before the annual general meeting (i) a brief description of the business desired to be brought before the annual general meeting, the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event such business includes a proposal to amend these Articles, the language of the proposed amendment) and the reasons for conducting such business at the annual general meeting, (ii) the name and record address of such Member and the name and address of the beneficial owner, if any, on whose behalf the proposal is made, (iii) the class and number of Shares that are owned beneficially and of record by such Member and by the beneficial owner, if any, on whose behalf the proposal is made, (iv) a description of all arrangements or understandings between such Member and the beneficial owner, if any, on whose behalf the proposal is made and any other person or persons (including their names) in connection with the proposal of such business by such Member, (v) any material interest of such Member and the beneficial owner, if any, on whose behalf the proposal is made in such business and (vi) a representation that such Member intends to appear in person or by proxy at the annual general meeting to bring such business before the annual general meeting.

23	Proceedings at General Meetings

23.1

No business shall be transacted at any general meeting unless a quorum is present. The holders of at least one-third of the Shares being individuals present in person or by proxy or if a corporation or other non-natural person by its duly authorised representative or proxy shall be a quorum.

23.2

A person may participate at a general meeting by conference telephone or other communications equipment by means of which all the persons participating in the meeting can communicate with each other. Participation by a person in a general meeting in this manner is treated as presence in person at that meeting.

23.3

A resolution (including a Special Resolution) in writing (in one or more counterparts) signed by or on behalf of all of the Members for the time being entitled to receive notice of and to attend and vote at general meetings (or, being corporations or other non-natural persons, signed by their duly authorised representatives) shall be as valid and effective as if the resolution had been passed at a general meeting of the Company duly convened and held.

23.4

If a quorum is not present within half an hour from the time appointed for the meeting to commence or if during such a meeting a quorum ceases to be present, the meeting shall stand adjourned to the same day in the next week at the same time and/or place or to such other day, time and/or place as the Directors may determine, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting to commence, the Members present shall be a quorum.

23.5

The Directors may, at any time prior to the time appointed for the meeting to commence, appoint any person to act as chairman of a general meeting of the Company or, if the Directors do not make any such appointment, the chairman, if any, of the board of Directors shall preside as chairman at such general meeting. If there is no such chairman, or if he shall not be present within fifteen minutes after the time appointed for the meeting to commence, or is unwilling to act, the Directors present shall elect one of their number to be chairman of the meeting. The chairman from time to time may adopt certain rules and regulations for the conduct of meetings as he or she sees fit.

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23.6

If no Director is willing to act as chairman or if no Director is present within fifteen minutes after the time appointed for the meeting to commence, the Members present shall choose one of their number to be chairman of the meeting.

23.7

The chairman may, with the consent of a meeting at which a quorum is present (and shall if so directed by the meeting) adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

23.8

When a general meeting is adjourned for thirty days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. Otherwise it shall not be necessary to give any such notice of an adjourned meeting.

23.9

If, prior to a Business Combination, a notice is issued in respect of a general meeting and the Directors, in their absolute discretion, consider that it is impractical or undesirable for any reason to hold that general meeting at the place, the day and the hour specified in the notice calling such general meeting, the Directors may postpone the general meeting to another place, day and/or hour provided that notice of the place, the day and the hour of the rearranged general meeting is promptly given to all Members. No business shall be transacted at any postponed meeting other than the business specified in the notice of the original meeting.

23.10

When a general meeting is postponed for thirty days or more, notice of the postponed meeting shall be given as in the case of an original meeting. Otherwise it shall not be necessary to give any such notice of a postponed meeting. All proxy forms submitted for the original general meeting shall remain valid for the postponed meeting. The Directors may postpone a general meeting which has already been postponed.

23.11	A resolution put to the vote of the meeting shall be decided on a poll.

23.12	A poll shall be taken as the chairman directs, and the result of the poll shall be deemed to be the resolution of the general meeting at which the poll was demanded.

23.13

A poll demanded on the election of a chairman or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such date, time and place as the chairman of the general meeting directs, and any business other than that upon which a poll has been demanded or is contingent thereon may proceed pending the taking of the poll.

23.14	In the case of an equality of votes the chairman shall be entitled to a second or casting vote.

24	Votes of Members

24.1

Subject to any rights or restrictions attached to any Shares, including as set out at Articles 30.1 and 48, every Member present in any such manner shall have one vote for every Share of which he is the holder.

24.2

In the case of joint holders the vote of the senior holder who tenders a vote, whether in person or by proxy (or, in the case of a corporation or other non-natural person, by its duly authorised representative or proxy), shall be accepted to the exclusion of the votes of the other joint holders, and seniority shall be determined by the order in which the names of the holders stand in the Register of Members.

24.3	A Member of unsound mind, or in respect of whom an order has been made by any court, having jurisdiction in lunacy, may vote by his committee, receiver, curator bonis, or other person on such

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Member’s behalf appointed by that court, and any such committee, receiver, curator bonis or other person may vote by proxy.

24.4

No person shall be entitled to vote at any general meeting unless he is registered as a Member on the record date for such meeting nor unless all calls or other monies then payable by him in respect of Shares have been paid.

24.5

No objection shall be raised as to the qualification of any voter except at the general meeting or adjourned general meeting at which the vote objected to is given or tendered and every vote not disallowed at the meeting shall be valid. Any objection made in due time in accordance with this Article shall be referred to the chairman whose decision shall be final and conclusive.

24.6

Votes may be cast either personally or by proxy (or in the case of a corporation or other non- natural person by its duly authorised representative or proxy). A Member may appoint more than one proxy or the same proxy under one or more instruments to attend and vote at a meeting. Where a Member appoints more than one proxy the instrument of proxy shall specify the number of Shares in respect of which each proxy is entitled to exercise the related votes.

24.7

A Member holding more than one Share need not cast the votes in respect of his Shares in the same way on any resolution and therefore may vote a Share or some or all such Shares either for or against a resolution and/or abstain from voting a Share or some or all of the Shares and, subject to the terms of the instrument appointing him, a proxy appointed under one or more instruments may vote a Share or some or all of the Shares in respect of which he is appointed either for or against a resolution and/or abstain from voting a Share or some or all of the Shares in respect of which he is appointed.

25	Proxies

25.1

The instrument appointing a proxy shall be in writing and shall be executed under the hand of the appointor or of his attorney duly authorised in writing, or, if the appointor is a corporation or other non natural person, under the hand of its duly authorised representative. A proxy need not be a Member.

25.2

The Directors may, in the notice convening any meeting or adjourned meeting, or in an instrument of proxy sent out by the Company, specify the manner by which the instrument appointing a proxy shall be deposited and the place and the time (being not later than the time appointed for the commencement of the meeting or adjourned meeting to which the proxy relates) at which the instrument appointing a proxy shall be deposited. In the absence of any such direction from the Directors in the notice convening any meeting or adjourned meeting or in an instrument of proxy sent out by the Company, the instrument appointing a proxy shall be deposited physically at the Registered Office on a business day not less than 48 hours before the time appointed for the meeting or adjourned meeting to commence at which the person named in the instrument proposes to vote. For the purposes of this Article, business day means any day other than a Saturday, a Sunday or a legal holiday or a day on which banking institutions or trust companies are authorised or obligated by law to close in the location of the Registered Office.

25.3

The chairman may in any event at his discretion declare that an instrument of proxy shall be deemed to have been duly deposited. An instrument of proxy that is not deposited in the manner permitted, or which has not been declared to have been duly deposited by the chairman, shall be invalid.

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25.4

The instrument appointing a proxy may be in any usual or common form (or such other form as the Directors may approve) and may be expressed to be for a particular meeting or any adjournment thereof or generally until revoked. An instrument appointing a proxy shall be deemed to include the power to demand or join or concur in demanding a poll.

25.5

Votes given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or of the authority under which the proxy was executed, or the transfer of the Share in respect of which the proxy is given unless notice in writing of such death, insanity, revocation or transfer was received by the Company at the Registered Office on a business day before the commencement of the general meeting, or adjourned meeting at which it is sought to use the proxy. For the purposes of this Article, business day means any day other than a Saturday, a Sunday or a legal holiday or a day on which banking institutions or trust companies are authorised or obligated by law to close in the location of the Registered Office.

26	Corporate Members

26.1

Any corporation or other non-natural person which is a Member may in accordance with its constitutional documents, or in the absence of such provision by resolution of its directors or other governing body, authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of Members, and the person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as the corporation could exercise if it were an individual Member.

26.2

If a Clearing House (or its nominee(s)), being a corporation, is a Member, it may authorise such persons as it sees fit to act as its representative at any meeting of the Company or at any meeting of any class of Members provided that the authorisation shall specify the number and class of Shares in respect of which each such representative is so authorised. Each person so authorised under the provisions of this Article shall be deemed to have been duly authorised without further evidence of the facts and be entitled to exercise the same rights and powers on behalf of the Clearing House (or its nominee(s)) as if such person was the registered holder of such Shares held by the Clearing House (or its nominee(s)).

27	Shares that may not be Voted

Shares in the Company that are beneficially owned by the Company shall not be voted, directly or indirectly, at any meeting and shall not be counted in determining the total number of outstanding Shares at any given time.

28	Directors

There shall be a board of Directors consisting of not less than one person provided however that, subject to the requirement to have at least one Director, the Directors may from time to time fix the maximum and minimum number of Directors to be appointed by resolution of the board of Directors.

29	Powers of Directors

29.1

Subject to the provisions of the Statute, the Memorandum and the Articles and to any directions given by Special Resolution, the business of the Company shall be managed by the Directors who may exercise all the powers of the Company. No alteration of the Memorandum or Articles and no such direction shall invalidate any prior act of the Directors which would have been valid if that alteration had not been made

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or that direction had not been given. A duly convened meeting of Directors at which a quorum is present may exercise all powers exercisable by the Directors.

29.2

All cheques, promissory notes, drafts, bills of exchange and other negotiable or transferable instruments and all receipts for monies paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed as the case may be in such manner as the Directors shall determine by resolution.

29.3

The Directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any Director who has held any other salaried office or place of profit with the Company or to his widow or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

29.4

The Directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof and to issue debentures, debenture stock, mortgages, bonds and other such securities whether outright or as security for any debt, liability or obligation of the Company or of any third party.

30	Appointment and Removal of Directors

30.1

Subject to Article 28, prior to the closing of a Business Combination, the Company may by Ordinary Resolution of the holders of the Class B Shares appoint any person to be a Director or may by Ordinary Resolution of the holders of the Class B Shares remove any Director. For the avoidance of doubt, prior to the closing of a Business Combination, holders of Class A Shares shall have no right to vote on the appointment or removal of any Director.

30.2	Subject to Article 28, the Directors may appoint any person to be a Director, either to fill a vacancy or as an additional Director.

30.3	Subject to Article 28, after the consummation of a Business Combination, the Company may by Ordinary Resolution appoint any person to be a Director or may by Ordinary Resolution remove any Director.

30.4

The Directors shall be divided into three (3) classes designated as Class I, Class II and Class III, respectively. Directors shall be assigned to each class in accordance with a resolution or resolutions adopted by the board of Directors. At the first annual general meeting of the Company, the term of office of the Class I Directors shall expire and Class I Directors shall be elected for a full term of three (3) years. At the second annual general meeting of the Company, the term of office of the Class II Directors shall expire and Class II Directors shall be elected for a full term of three (3) years. At the third annual general meeting of the Company, the term of office of the Class III Directors shall expire and Class III Directors shall be elected for a full term of three (3) years. At each succeeding annual general meeting of the Company, Directors shall be elected for a full term of three (3) years to succeed the Directors of the class whose terms expire at such annual general meeting. Notwithstanding the foregoing provisions of this Article, each Director shall hold office until the expiration of his term, until his successor shall have been duly elected and qualified or until his earlier death, resignation or removal. No decrease in the number of Directors constituting the board of Directors shall shorten the term of any incumbent Director.

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31	Vacation of Office of Director

31.1	The office of a Director shall be vacated if:

(a)	the Director gives notice in writing to the Company that he resigns the office of Director; or

(b)

the Director absents himself (for the avoidance of doubt, without being represented by proxy) from three consecutive meetings of the board of Directors without special leave of absence from the Directors, and the Directors pass a resolution that he has by reason of such absence vacated office; or

(c)	the Director dies, becomes bankrupt or makes any arrangement or composition with his creditors generally; or

(d)	the Director is found to be or becomes of unsound mind; or

(e)

all of the other Directors (being not less than two in number) determine that he should be removed as a Director for Cause (and not otherwise), either by a resolution passed by all of the other Directors at a meeting of the Directors duly convened and held in accordance with the Articles or by a resolution in writing signed by all of the other Directors.

32	Proceedings of Directors

32.1

The quorum for the transaction of the business of the Directors may be fixed by the Directors, and unless so fixed shall be two if there are two or more Directors, and shall be one if there is only one Director.

32.2

Subject to the provisions of the Articles, the Directors may regulate their proceedings as they think fit. Questions arising at any meeting shall be decided by a majority of votes. In the case of an equality of votes, the chairman shall have a second or casting vote.

32.3

A person may participate in a meeting of the Directors or any committee of Directors by conference telephone or other communications equipment by means of which all the persons participating in the meeting can communicate with each other at the same time. Participation by a person in a meeting in this manner is treated as presence in person at that meeting. Unless otherwise determined by the Directors, the meeting shall be deemed to be held at the place where the chairman is located at the start of the meeting.

32.4

A resolution in writing (in one or more counterparts) signed by all the Directors or all the members of a committee of the Directors or, in the case of a resolution in writing relating to the removal of any Director or the vacation of office by any Director, all of the Directors other than the Director who is the subject of such resolution shall be as valid and effectual as if it had been passed at a meeting of the Directors, or committee of Directors as the case may be, duly convened and held.

32.5

A Director may, or other Officer on the direction of a Director shall, call a meeting of the Directors by at least two (2) days’ notice in writing to every Director which notice shall set forth the general nature of the business to be considered unless notice is waived by all the Directors either at, before or after the meeting is held. To any such notice of a meeting of the Directors all the provisions of the Articles relating to the giving of notices by the Company to the Members shall apply mutatis mutandis.

32.6

The continuing Directors (or a sole continuing Director, as the case may be) may act notwithstanding any vacancy in their body, but if and so long as their number is reduced below the number fixed by or pursuant

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to the Articles as the necessary quorum of Directors the continuing Directors or Director may act for the purpose of increasing the number of Directors to be equal to such fixed number, or of summoning a general meeting of the Company, but for no other purpose.

32.7

The Directors may elect a chairman of their board and determine the period for which he is to hold office; but if no such chairman is elected, or if at any meeting the chairman is not present within five minutes after the time appointed for the meeting to commence, the Directors present may choose one of their number to be chairman of the meeting.

32.8

All acts done by any meeting of the Directors or of a committee of the Directors shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any Director, and/or that they or any of them were disqualified, and/or had vacated their office and/or were not entitled to vote, be as valid as if every such person had been duly appointed and/or not disqualified to be a Director and/or had not vacated their office and/or had been entitled to vote, as the case may be.

32.9

A Director may be represented at any meetings of the board of Directors by a proxy appointed in writing by him. The proxy shall count towards the quorum and the vote of the proxy shall for all purposes be deemed to be that of the appointing Director.

33	Presumption of Assent

A Director who is present at a meeting of the board of Directors at which action on any Company matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent from such action with the person acting as the chairman or secretary of the meeting before the adjournment thereof or shall forward such dissent by registered post to such person immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director who voted in favour of such action.

34	Directors’ Interests

34.1

A Director may hold any other office or place of profit under the Company (other than the office of Auditor) in conjunction with his office of Director for such period and on such terms as to remuneration and otherwise as the Directors may determine.

34.2

A Director may act by himself or by, through or on behalf of his firm in a professional capacity for the Company and he or his firm shall be entitled to remuneration for professional services as if he were not a Director.

34.3

A Director may be or become a director or other officer of or otherwise interested in any company promoted by the Company or in which the Company may be interested as a shareholder, a contracting party or otherwise, and no such Director shall be accountable to the Company for any remuneration or other benefits received by him as a director or officer of, or from his interest in, such other company.

34.4

No person shall be disqualified from the office of Director or prevented by such office from contracting with the Company, either as vendor, purchaser or otherwise, nor shall any such contract or any contract or transaction entered into by or on behalf of the Company in which any Director shall be in any way interested be or be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company for any profit realised by or arising in connection with any such contract

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or transaction by reason of such Director holding office or of the fiduciary relationship thereby established. A Director shall be at liberty to vote in respect of any contract or transaction in which he is interested provided that the nature of the interest of any Director in any such contract or transaction shall be disclosed by him at or prior to its consideration and any vote thereon.

34.5

A general notice that a Director is a shareholder, director, officer or employee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company shall be sufficient disclosure for the purposes of voting on a resolution in respect of a contract or transaction in which he has an interest, and after such general notice it shall not be necessary to give special notice relating to any particular transaction.

35	Minutes

The Directors shall cause minutes to be made in books kept for the purpose of recording all appointments of Officers made by the Directors, all proceedings at meetings of the Company or the holders of any class of Shares and of the Directors, and of committees of the Directors, including the names of the Directors present at each meeting.

36	Delegation of Directors’ Powers

36.1

The Directors may delegate any of their powers, authorities and discretions, including the power to sub-delegate, to any committee consisting of one or more Directors (including, without limitation and as applicable, the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee, if established). Any such delegation may be made subject to any conditions the Directors may impose and either collaterally with or to the exclusion of their own powers and any such delegation may be revoked or altered by the Directors. Subject to any such conditions, the proceedings of a committee of Directors shall be governed by the Articles regulating the proceedings of Directors, so far as they are capable of applying.

36.2

The Directors may establish any committees, local boards or agencies or appoint any person to be a manager or agent for managing the affairs of the Company and may appoint any person to be a member of such committees, local boards or agencies. Any such appointment may be made subject to any conditions the Directors may impose, and either collaterally with or to the exclusion of their own powers and any such appointment may be revoked or altered by the Directors. Subject to any such conditions, the proceedings of any such committee, local board or agency shall be governed by the Articles regulating the proceedings of Directors, so far as they are capable of applying.

36.3

The Directors may adopt formal written charters for committees and, if so adopted, shall review and assess the adequacy of such formal written charters on an annual basis. Each of these committees shall be empowered to do all things necessary to exercise the rights of such committee set forth in the Articles and shall have such powers as the Directors may delegate pursuant to the Articles and as required by the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law. Each of the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee, if established, shall consist of such number of Directors as the Directors shall from time to time determine (or such minimum number as may be required from time to time by the rules and regulations of the Designated

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Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law). For so long as any class of Shares is listed on the Designated Stock Exchange, the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee, if established, shall be made up of such number of Independent Directors as is required from time to time by the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law.

36.4

The Directors may by power of attorney or otherwise appoint any person to be the agent of the Company on such conditions as the Directors may determine, provided that the delegation is not to the exclusion of their own powers and may be revoked by the Directors at any time.

36.5

The Directors may by power of attorney or otherwise appoint any company, firm, person or body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or authorised signatory of the Company for such purpose and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under the Articles) and for such period and subject to such conditions as they may think fit, and any such powers of attorney or other appointment may contain such provisions for the protection and convenience of persons dealing with any such attorneys or authorised signatories as the Directors may think fit and may also authorise any such attorney or authorised signatory to delegate all or any of the powers, authorities and discretions vested in him.

36.6

The Directors may appoint such Officers as they consider necessary on such terms, at such remuneration and to perform such duties, and subject to such provisions as to disqualification and removal as the Directors may think fit. Unless otherwise specified in the terms of his appointment an Officer may be removed by resolution of the Directors or Members. An Officer may vacate his office at any time if he gives notice in writing to the Company that he resigns his office.

37	No Minimum Shareholding

The Company in general meeting may fix a minimum shareholding required to be held by a Director, but unless and until such a shareholding qualification is fixed a Director is not required to hold Shares.

38	Remuneration of Directors

38.1

The remuneration to be paid to the Directors, if any, shall be such remuneration as the Directors shall determine. The Directors shall also, whether prior to or after the consummation of a Business Combination, be entitled to be paid all travelling, hotel and other expenses properly incurred by them in connection with their attendance at meetings of Directors or committees of Directors, or general meetings of the Company, or separate meetings of the holders of any class of Shares or debentures of the Company, or otherwise in connection with the business of the Company or the discharge of their duties as a Director, or to receive a fixed allowance in respect thereof as may be determined by the Directors, or a combination partly of one such method and partly the other.

38.2

The Directors may by resolution approve additional remuneration to any Director for any services which in the opinion of the Directors go beyond his ordinary routine work as a Director. Any fees paid to a Director who is also counsel, attorney or solicitor to the Company, or otherwise serves it in a professional capacity shall be in addition to his remuneration as a Director.

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39	Seal

39.1

The Company may, if the Directors so determine, have a Seal. The Seal shall only be used by the authority of the Directors or of a committee of the Directors authorised by the Directors. Every instrument to which the Seal has been affixed shall be signed by at least one person who shall be either a Director or some Officer or other person appointed by the Directors for the purpose.

39.2

The Company may have for use in any place or places outside the Cayman Islands a duplicate Seal or Seals each of which shall be a facsimile of the common Seal of the Company and, if the Directors so determine, with the addition on its face of the name of every place where it is to be used.

39.3

A Director or Officer, representative or attorney of the Company may without further authority of the Directors affix the Seal over his signature alone to any document of the Company required to be authenticated by him under seal or to be filed with the Registrar of Companies in the Cayman Islands or elsewhere wheresoever.

40	Dividends, Distributions and Reserve

40.1

Subject to the Statute and this Article and except as otherwise provided by the rights attached to any Shares, the Directors may resolve to pay Dividends and other distributions on Shares in issue and authorise payment of the Dividends or other distributions out of the funds of the Company lawfully available therefor. A Dividend shall be deemed to be an interim Dividend unless the terms of the resolution pursuant to which the Directors resolve to pay such Dividend specifically state that such Dividend shall be a final Dividend. No Dividend or other distribution shall be paid except out of the realised or unrealised profits of the Company, out of the share premium account or as otherwise permitted by law.

40.2

Except as otherwise provided by the rights attached to any Shares, all Dividends and other distributions shall be paid according to the par value of the Shares that a Member holds. If any Share is issued on terms providing that it shall rank for Dividend as from a particular date, that Share shall rank for Dividend accordingly.

40.3	The Directors may deduct from any Dividend or other distribution payable to any Member all sums of money (if any) then payable by him to the Company on account of calls or otherwise.

40.4

The Directors may resolve that any Dividend or other distribution be paid wholly or partly by the distribution of specific assets and in particular (but without limitation) by the distribution of shares, debentures, or securities of any other company or in any one or more of such ways and where any difficulty arises in regard to such distribution, the Directors may settle the same as they think expedient and in particular may issue fractional Shares and may fix the value for distribution of such specific assets or any part thereof and may determine that cash payments shall be made to any Members upon the basis of the value so fixed in order to adjust the rights of all Members and may vest any such specific assets in trustees in such manner as may seem expedient to the Directors.

40.5

Except as otherwise provided by the rights attached to any Shares, Dividends and other distributions may be paid in any currency. The Directors may determine the basis of conversion for any currency conversions that may be required and how any costs involved are to be met.

40.6

The Directors may, before resolving to pay any Dividend or other distribution, set aside such sums as they think proper as a reserve or reserves which shall, at the discretion of the Directors, be applicable for any

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purpose of the Company and pending such application may, at the discretion of the Directors, be employed in the business of the Company.

40.7

Any Dividend, other distribution, interest or other monies payable in cash in respect of Shares may be paid by wire transfer to the holder or by cheque or warrant sent through the post directed to the registered address of the holder or, in the case of joint holders, to the registered address of the holder who is first named on the Register of Members or to such person and to such address as such holder or joint holders may in writing direct. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent. Any one of two or more joint holders may give effectual receipts for any Dividends, other distributions, bonuses, or other monies payable in respect of the Share held by them as joint holders.

40.8	No Dividend or other distribution shall bear interest against the Company.

40.9

Any Dividend or other distribution which cannot be paid to a Member and/or which remains unclaimed after six months from the date on which such Dividend or other distribution becomes payable may, in the discretion of the Directors, be paid into a separate account in the Company’s name, provided that the Company shall not be constituted as a trustee in respect of that account and the Dividend or other distribution shall remain as a debt due to the Member. Any Dividend or other distribution which remains unclaimed after a period of six years from the date on which such Dividend or other distribution becomes payable shall be forfeited and shall revert to the Company.

41	Capitalisation

The Directors may at any time capitalise any sum standing to the credit of any of the Company’s reserve accounts or funds (including the share premium account and capital redemption reserve fund) or any sum standing to the credit of the profit and loss account or otherwise available for distribution; appropriate such sum to Members in the proportions in which such sum would have been divisible amongst such Members had the same been a distribution of profits by way of Dividend or other distribution; and apply such sum on their behalf in paying up in full unissued Shares for allotment and distribution credited as fully paid- up to and amongst them in the proportion aforesaid. In such event the Directors shall do all acts and things required to give effect to such capitalisation, with full power given to the Directors to make such provisions as they think fit in the case of Shares becoming distributable in fractions (including provisions whereby the benefit of fractional entitlements accrue to the Company rather than to the Members concerned). The Directors may authorise any person to enter on behalf of all of the Members interested into an agreement with the Company providing for such capitalisation and matters incidental or relating thereto and any agreement made under such authority shall be effective and binding on all such Members and the Company.

42	Books of Account

42.1

The Directors shall cause proper books of account (including, where applicable, material underlying documentation including contracts and invoices) to be kept with respect to all sums of money received and expended by the Company and the matters in respect of which the receipt or expenditure takes place, all sales and purchases of goods by the Company and the assets and liabilities of the Company. Such books of account must be retained for a minimum period of five years from the date on which they are prepared. Proper books shall not be deemed to be kept if there are not kept such books of account as are necessary to give a true and fair view of the state of the Company’s affairs and to explain its transactions.

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42.2

The Directors shall determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of Members not being Directors and no Member (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by Statute or authorised by the Directors or by the Company in general meeting.

42.3

The Directors may cause to be prepared and to be laid before the Company in general meeting profit and loss accounts, balance sheets, group accounts (if any) and such other reports and accounts as may be required by law.

43	Audit

43.1	The Directors may appoint an Auditor of the Company who shall hold office on such terms as the Directors determine.

43.2

Without prejudice to the freedom of the Directors to establish any other committee, if the Shares (or depositary receipts therefor) are listed or quoted on the Designated Stock Exchange, and if required by the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law, the Directors shall establish and maintain an Audit Committee as a committee of the Directors and shall adopt a formal written Audit Committee charter and review and assess the adequacy of the formal written charter on an annual basis. The composition and responsibilities of the Audit Committee shall comply with the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law. The Audit Committee shall meet at least once every financial quarter, or more frequently as circumstances dictate.

43.3

If the Shares (or depositary receipts therefor) are listed or quoted on the Designated Stock Exchange, the Company shall conduct an appropriate review of all related party transactions on an ongoing basis and shall utilise the Audit Committee for the review and approval of potential conflicts of interest.

43.4	The remuneration of the Auditor shall be fixed by the Audit Committee (if one exists).

43.5

If the office of Auditor becomes vacant by resignation or death of the Auditor, or by his becoming incapable of acting by reason of illness or other disability at a time when his services are required, the Directors shall fill the vacancy and determine the remuneration of such Auditor.

43.6

Every Auditor of the Company shall have a right of access at all times to the books and accounts and vouchers of the Company and shall be entitled to require from the Directors and Officers such information and explanation as may be necessary for the performance of the duties of the Auditor.

43.7

Auditors shall, if so required by the Directors, make a report on the accounts of the Company during their tenure of office at the next annual general meeting following their appointment in the case of a company which is registered with the Registrar of Companies as an ordinary company, and at the next extraordinary general meeting following their appointment in the case of a company which is registered with the Registrar of Companies as an exempted company, and at any other time during their term of office, upon request of the Directors or any general meeting of the Members.

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43.8

Any payment made to members of the Audit Committee (if one exists) shall require the review and approval of the Directors, with any Director interested in such payment abstaining from such review and approval.

43.9

The Audit Committee shall monitor compliance with the terms of the IPO and, if any non- compliance is identified, the Audit Committee shall be charged with the responsibility to take all action necessary to rectify such non-compliance or otherwise cause compliance with the terms of the IPO.

43.10

At least one (1) member of the Audit Committee shall be an “audit committee financial expert” as determined by the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law. The “audit committee financial expert” shall have such past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual’s financial sophistication.

44	Notices

44.1

Notices shall be in writing and may be given by the Company to any Member either personally or by sending it by courier, post, cable, telex, fax or e-mail to him or to his address as shown in the Register of Members (or where the notice is given by e-mail by sending it to the e-mail address provided by such Member). Notice may also be served by Electronic Communication in accordance with the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or by placing it on the Company’s Website.

44.2	Where a notice is sent by:

(a)

courier; service of the notice shall be deemed to be effected by delivery of the notice to a courier company, and shall be deemed to have been received on the third day (not including Saturdays or Sundays or public holidays) following the day on which the notice was delivered to the courier;

(b)

post; service of the notice shall be deemed to be effected by properly addressing, pre paying and posting a letter containing the notice, and shall be deemed to have been received on the fifth day (not including Saturdays or Sundays or public holidays in the Cayman Islands) following the day on which the notice was posted;

(c)

cable, telex or fax; service of the notice shall be deemed to be effected by properly addressing and sending such notice and shall be deemed to have been received on the same day that it was transmitted;

(d)

e-mail or other Electronic Communication; service of the notice shall be deemed to be effected by transmitting the e-mail to the e-mail address provided by the intended recipient and shall be deemed to have been received on the same day that it was sent, and it shall not be necessary for the receipt of the e-mail to be acknowledged by the recipient; and

(e)	placing it on the Company’s Website; service of the notice shall be deemed to have been effected one hour after the notice or document was placed on the Company’s Website.

44.3

A notice may be given by the Company to the person or persons which the Company has been advised are entitled to a Share or Shares in consequence of the death or bankruptcy of a Member in the same manner as

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other notices which are required to be given under the Articles and shall be addressed to them by name, or by the title of representatives of the deceased, or trustee of the bankrupt, or by any like description at the address supplied for that purpose by the persons claiming to be so entitled, or at the option of the Company by giving the notice in any manner in which the same might have been given if the death or bankruptcy had not occurred.

44.4

Notice of every general meeting shall be given in any manner authorised by the Articles to every holder of Shares carrying an entitlement to receive such notice on the record date for such meeting except that in the case of joint holders the notice shall be sufficient if given to the joint holder first named in the Register of Members and every person upon whom the ownership of a Share devolves by reason of his being a legal personal representative or a trustee in bankruptcy of a Member where the Member but for his death or bankruptcy would be entitled to receive notice of the meeting, and no other person shall be entitled to receive notices of general meetings.

45	Winding Up

45.1

If the Company shall be wound up, the liquidator shall apply the assets of the Company in satisfaction of creditors’ claims in such manner and order as such liquidator thinks fit. Subject to the rights attaching to any Shares, in a winding up:

(a)

if the assets available for distribution amongst the Members shall be insufficient to repay the whole of the Company’s issued share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the Members in proportion to the par value of the Shares held by them; or

(b)

if the assets available for distribution amongst the Members shall be more than sufficient to repay the whole of the Company’s issued share capital at the commencement of the winding up, the surplus shall be distributed amongst the Members in proportion to the par value of the Shares held by them at the commencement of the winding up subject to a deduction from those Shares in respect of which there are monies due, of all monies payable to the Company for unpaid calls or otherwise.

45.2

If the Company shall be wound up the liquidator may, subject to the rights attaching to any Shares and with the approval of a Special Resolution of the Company and any other approval required by the Statute, divide amongst the Members in kind the whole or any part of the assets of the Company (whether such assets shall consist of property of the same kind or not) and may for that purpose value any assets and determine how the division shall be carried out as between the Members or different classes of Members. The liquidator may, with the like approval, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the Members as the liquidator, with the like approval, shall think fit, but so that no Member shall be compelled to accept any asset upon which there is a liability.

46	Indemnity and Insurance

46.1

Every Director and Officer (which for the avoidance of doubt, shall not include auditors of the Company), together with every former Director and former Officer (each an Indemnified Person) shall to the fullest extent permitted by Applicable Law be indemnified out of the assets of the Company against any liability, action, proceeding, claim, demand, costs, damages or expenses, including legal expenses, whatsoever which they or any of them may incur as a result of any act or failure to act in carrying out their functions

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other than such liability (if any) that they may incur by reason of their own actual fraud, wilful neglect or wilful default. No Indemnified Person shall be liable to the Company for any loss or damage incurred by the Company as a result (whether direct or indirect) of the carrying out of their functions unless that liability arises through the actual fraud, wilful neglect or wilful default of such Indemnified Person. No person shall be found to have committed actual fraud, wilful neglect or wilful default under this Article unless or until a court of competent jurisdiction shall have made a finding to that effect.

46.2

Each Member specifically agrees to waive any claim or right of action such Member might have, whether individually or by, or in, the right of the Company, against any Director or Officer in connection with new or competing merger bids or proposals which are proffered to the Board at any time after the execution of a definitive agreement concerning a Business Combination provided that such waiver shall not extend to any matter in respect of any fraud or dishonesty in relation to the Company which may attach to such Director or Officer.

46.3

The Company shall advance to each Indemnified Person reasonable attorneys’ fees and other costs and expenses incurred in connection with the defence of any action, suit, proceeding or investigation involving such Indemnified Person for which indemnity will or could be sought. In connection with any advance of any expenses hereunder, the Indemnified Person shall execute an undertaking to repay the advanced amount to the Company if it shall be determined by final judgment or other final adjudication that such Indemnified Person was not entitled to indemnification pursuant to this Article. If it shall be determined by a final judgment or other final adjudication that such Indemnified Person was not entitled to indemnification with respect to such judgment, costs or expenses, then such party shall not be indemnified with respect to such judgment, costs or expenses and any advancement shall be returned to the Company (without interest) by the Indemnified Person.

46.4

The Directors, on behalf of the Company, may purchase and maintain insurance for the benefit of any Director or other Officer against any liability which, by virtue of any rule of law, would otherwise attach to such person in respect of any negligence, default, breach of duty or breach of trust of which such person may be guilty in relation to the Company.

47	Financial Year

Unless the Directors otherwise prescribe, the financial year of the Company shall end on 31st December in each year and, following the year of incorporation, shall begin on 1st January in each year.

48	Transfer by Way of Continuation

48.1

If the Company is exempted as defined in the Statute, it shall, subject to the provisions of the Statute and with the approval of a Special Resolution passed in accordance with this Article 48, have the power to register by way of continuation as a body corporate under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

48.2

Prior to the closing of a Business Combination, only the Class B Shares shall carry the right to vote on any resolution of the shareholders to approve any transfer by way of continuation pursuant to this Article (including any Special Resolution required to amend the constitutional documents of the Company or to adopt new constitutional documents of the Company, in each case, as a result of the Company approving a transfer by way of continuation in a jurisdiction outside the Cayman Islands).

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49	Mergers and Consolidations

The Company shall have the power to merge or consolidate with one or more other constituent companies (as defined in the Statute) upon such terms as the Directors may determine and (to the extent required by the Statute) with the approval of a Special Resolution.

50	Business Combination

50.1

Notwithstanding any other provision of the Articles, this Article shall apply during the period commencing upon the adoption of the Articles and terminating upon the first to occur of the consummation of a Business Combination and the full distribution of the Trust Account pursuant to this Article. In the event of a conflict between this Article and any other Articles, the provisions of this Article shall prevail.

50.2	Prior to the consummation of a Business Combination, the Company shall either:

(a)	submit such Business Combination to its Members for approval; or

(b)

provide Members with the opportunity to have their Shares repurchased by means of a tender offer for a per-Share repurchase price payable in cash, equal to the aggregate amount then on deposit in the Trust Account, calculated as of two business days prior to the consummation of such Business Combination, including interest earned on the Trust Account (which interest shall be net of taxes payable) divided by the number of then issued Public Shares.

50.3

If the Company initiates any tender offer in accordance with Rule 13e-4 and Regulation 14E of the Exchange Act in connection with a proposed Business Combination, it shall file tender offer documents with the Securities and Exchange Commission prior to completing such Business Combination which contain substantially the same financial and other information about such Business Combination and the redemption rights as is required under Regulation 14A of the Exchange Act. If, alternatively, the Company holds a general meeting to approve a proposed Business Combination, the Company will conduct any redemptions in conjunction with a proxy solicitation pursuant to Regulation 14A of the Exchange Act, and not pursuant to the tender offer rules, and file proxy materials with the Securities and Exchange Commission.

50.4

At a general meeting called for the purposes of approving a Business Combination pursuant to this Article, in the event that such Business Combination is approved by Ordinary Resolution, the Company shall be authorised to consummate such Business Combination.

50.5

Any Member holding Public Shares who is not the Sponsor, a Founder, Officer or Director may, in connection with any vote on a proposed Business Combination, elect to have their Public Shares redeemed for cash in accordance with any applicable requirements provided for in the related proxy materials (the IPO Redemption), including, without limitation, such requirements with respect to the deadline for making such election (the Election Deadline), provided that (a) no such Member, together with any Affiliate of such Member or any other person with whom such Member is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act) may exercise this redemption right with respect to more than twenty per cent (20%) of the Public Shares in the aggregate without the prior consent of the Company and (b) if the Company requires in its sole discretion, any holder that holds Public Shares beneficially through a nominee must identify itself to the Company in connection with any redemption election in order

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to validly redeem such Public Shares. Notwithstanding the foregoing sentence, the board of Directors may, at any time and either before or after the initially scheduled vote on a Business Combination, in its sole discretion extend the Election Deadline to a later date and may extend an Election Deadline which has already been extended. If so demanded, the Company shall pay any such redeeming Member, regardless of whether he is abstaining from voting on or voting for or against such proposed Business Combination, a per-Share redemption price payable in cash, equal to the aggregate amount then on deposit in the Trust Account calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the Trust Account (which interest shall be net of taxes payable), divided by the number of then issued Public Shares (such redemption price being referred to herein as the Redemption Price), subject to Applicable Law, but only in the event that the applicable proposed Business Combination is approved and consummated.

50.6

A Member may not withdraw a Redemption Notice once submitted to the Company unless the Directors determine (in their sole discretion) to permit the withdrawal of such redemption request (which they may do in whole or in part).

50.7	In the event that the Company does not consummate a Business Combination within the Completion Window, the Company shall:

(a)	cease all operations except for the purpose of winding up;

(b)

as promptly as reasonably possible but not more than ten (10) business days thereafter, subject to lawfully available funds, redeem the Public Shares, at a per- Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the Trust Account (which interest shall be net of taxes payable and up to US$100,000 of interest to pay dissolution expenses), divided by the number of Public Shares then in issue, which redemption will completely extinguish public Members’ rights as Members (including the right to receive further liquidation distributions, if any) subject to applicable law; and

(c)	as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining Members and the Directors, liquidate and dissolve,

subject in each case to the Company’s obligations under Cayman Islands law to provide for claims of creditors and in all cases subject to the other requirements of Applicable Law.

50.8	In the event that any amendment is made to the Articles:

(a)

to modify the substance or timing of the Company’s obligation to allow redemption in connection with a Business Combination or to redeem one hundred per cent (100%) of the Public Shares if the Company has not consummated a Business Combination within the Completion Window; or

(b)	with respect to any other material provisions relating to (i) the rights of holders of Class A Shares; or (ii) pre-initial Business Combination activity,

each holder of Public Shares who is not the Sponsor, a Founder, Officer or Director shall be provided with the opportunity to redeem their Public Shares upon the effectiveness of any such amendment at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the Trust Account (which interest shall be net of taxes payable), divided by the number of Public Shares then in issue, subject to Applicable Law.

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50.9

Except for any amounts withdrawn to pay the Company’s taxes, none of the funds in the Trust Account shall be released from the Trust Account until the earlier of: (i) an IPO Redemption pursuant to Article 50.5; (ii) a repurchase of Shares by means of a tender offer pursuant to Article 50.2(b); (iii) a distribution of the Trust Account pursuant to Article 50.7; or (iv) an amendment under Article 50.8. A holder of Public Shares shall be entitled to receive distributions from the Trust Account only in the event of (i) to (iv) under this Article 50.9. In no other circumstance shall a holder of Public Shares have any right or interest of any kind in the Trust Account.

50.10

Except in connection with the conversion of Class B Shares into Class A Shares pursuant to Article 17 where the holders of such Shares have waived any right to receive funds from the Trust Account, after the issue of Public Shares, and prior to the consummation of a Business Combination, the Company shall not issue additional Shares or any other securities that would entitle the holders thereof to:

(a)	receive funds from the Trust Account; or

(b)	vote as a class with Public Shares on any Business Combination or any other proposal presented to the Company’s shareholders prior to or in connection with the completion of a Business Combination.

50.11

A Director may vote in respect of a Business Combination in which such Director has a conflict of interest with respect to the evaluation of such Business Combination. Such Director must disclose such interest or conflict to the other Directors.

50.12	The Company shall not enter into an initial Business Combination solely with another blank cheque company or a similar company with nominal operations.

50.13

The Company may enter into a Business Combination with a target business that is an Affiliate of the Sponsor, an Officer or a Director. In the event the Company seeks to complete a Business Combination with a target business that (i) is an Affiliate of the Sponsor, an Officer or a Director, or (ii) the board of Directors is not able to independently determine the fair market value of such target business, the Company, or a committee of Independent Directors, shall obtain an opinion from an independent investment banking firm or another independent entity that commonly renders valuation opinions stating that the consideration to be paid by the Company in such a Business Combination is fair to the Company from a financial point of view.

51	Certain Tax Filings

Each Tax Filing Authorised Person and any such other person, acting alone, as any Director shall designate from time to time, are authorised to file tax forms SS-4, W-8 BEN, W-8 IMY, W-9, 8832 and 2553 and such other similar tax forms as are customary to file with any US state or federal governmental authorities or foreign governmental authorities in connection with the formation, activities and/or elections of the Company and such other tax forms as may be approved from time to time by any Director or Officer. The Company further ratifies and approves any such filing made by any Tax Filing Authorised Person or such other person prior to the date of the Articles.

52	Business Opportunities

52.1

To the fullest extent permitted by Applicable Law, none of the Sponsor or any individual serving as a Director or an Officer (Management) shall have any duty, except and to the extent expressly assumed by

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contract, to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as the Company. To the fullest extent permitted by Applicable Law, the Company renounces any interest or expectancy of the Company in, or in being offered an opportunity to participate in, any potential transaction or matter which (a) may be a corporate opportunity for Management, on the one hand, and the Company, on the other or (b) the presentation of which would breach an existing legal obligation of a member of Management to any other entity. Except to the extent expressly assumed by contract, to the fullest extent permitted by Applicable Law, Management shall have no duty to communicate or offer any such corporate opportunity to the Company and shall not be liable to the Company or its Members for breach of any fiduciary duty as a Member, Director and/or Officer solely by reason of the fact that such party pursues or acquires such corporate opportunity for itself, himself or herself, directs such corporate opportunity to another person, or does not communicate information regarding such corporate opportunity to the Company.

52.2

Except as provided elsewhere in this Article, to the fullest extent permitted by Applicable Law the Company hereby renounces any interest or expectancy of the Company in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity for both the Company and Management, about which a Director and/or Officer who is also a member of Management acquires knowledge.

52.3

To the extent a court might hold that the conduct of any activity related to a corporate opportunity that is renounced in this Article to be a breach of duty to the Company or its Members, the Company hereby waives, to the fullest extent permitted by Applicable Law, any and all claims and causes of action that the Company may have for such activities. To the fullest extent permitted by Applicable Law, the provisions of this Article apply equally to activities conducted in the future and that have been conducted in the past.

52.4

Notwithstanding anything to the contrary in this Article, such renouncement shall not apply to any business opportunity that is expressly offered to such person solely in his or her capacity as a Director or Officer of the Company and it is an opportunity the Company is able to complete on a reasonable basis.

53	Exclusive Jurisdiction

53.1

Unless the Company consents in writing to the selection of an alternative forum, the courts of the Cayman Islands shall have exclusive jurisdiction over any claim or dispute arising out of or in connection with the Memorandum, the Articles or otherwise related in any way to each Member’s shareholding in the Company, including but not limited to:

(a)	any derivative action or proceeding brought on behalf of the Company;

(b)	any action asserting a claim of breach of any fiduciary or other duty owed by any current or former Director, Officer or other employee of the Company to the Company or the Members;

(c)	any action asserting a claim arising pursuant to any provision of the Statute, the Memorandum or the Articles; or

(d)	any action asserting a claim against the Company governed by the “Internal Affairs Doctrine” (as such concept is recognised under the laws of the United States of America).

53.2	Each Member irrevocably submits to the exclusive jurisdiction of the courts of the Cayman Islands over all such claims or disputes.

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53.3

Without prejudice to any other rights or remedies that the Company may have, each Member acknowledges that damages alone would not be an adequate remedy for any breach of the selection of the courts of the Cayman Islands as exclusive forum and that accordingly the Company shall be entitled, without proof of special damages, to the remedies of injunction, specific performance or other equitable relief for any threatened or actual breach of the selection of the courts of the Cayman Islands as exclusive forum.

53.4

This Article 53 shall not apply to any action or suits brought to enforce any liability or duty created by the U.S. Securities Act of 1933, as amended, the Exchange Act, or any claim for which the federal district courts of the United States of America are, as a matter of the laws of the United States, the sole and exclusive forum for determination of such a claim.

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

Pubco is a Nevada corporation. Pubco’s articles of incorporation and bylaws permit and provide for indemnification of Pubco’s officers and directors against liabilities that they may incur acting as an officer or director to the fullest extent not prohibited by Nevada law. A summary of the circumstances for which such indemnification is provided is set forth below, but this description is qualified in its entirety by reference to Pubco’s articles of incorporation and bylaws and to the applicable statutory provisions.

Discretionary indemnification of officers and directors is covered by Section 78.7502 of the Nevada Revised Statutes (“NRS”). Section 78.7502(1) of the NRS provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (except an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if such person: (i) is not liable pursuant to NRS 78.138, including liability for a breach of fiduciary duties that involved intentional misconduct, fraud, or a knowing violation of law, or (ii) acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

NRS 78.7502(2) further provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including amounts paid in settlement and attorneys’ fees actually and reasonably incurred in connection with the defense or settlement of the action or suit if such person: (i) is not liable pursuant to NRS 78.138, including for a breach of fiduciary duties that involved intentional misconduct, fraud or a knowing violation of law, or (ii) acted in good faith and in a manner that he or she reasonably believed to be in or not opposed to the best interests of the corporation; provided, however, that indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that, in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

Any indemnification pursuant to the statutory mechanism provided under NRS 78.7502, as described above, unless ordered by a court or advanced pursuant to NRS 78.751(2), may be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made: (a) by the stockholders; (b) by the board of directors by majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding; (c) if a majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding so orders, by independent legal counsel in a written opinion; or (d) if a quorum consisting of directors who were not parties to the action, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

NRS 78.751 further provides that indemnification pursuant to the statutory mechanism provided under NRS 78.7502 does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the corporation’s amended and restated articles of incorporation, or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in the person’s official capacity or an action in another capacity while holding office, except that indemnification, unless ordered by a court pursuant to NRS 78.7502 or for the advancement of expenses, may not be made to or on behalf of any director or officer finally adjudged by a court of competent jurisdiction, after exhaustion of any appeals, to be liable for intentional misconduct, fraud or a knowing violation of law, and such misconduct, fraud or violation was material to the cause of action.

NRS 78.751(1) provides that a corporation shall indemnify any person who is a director, officer, employee or agent to the extent that the person is successful on the merits or otherwise in defense of any threatened, pending or completed action, suit or proceeding, or claim issue or matter therein, referred to in that subsection against expenses actually and reasonably incurred by the person in connection with defending the action, including, without limitation, attorneys’ fees.

Pubco’s articles of incorporation provide that, to the fullest extent not prohibited by applicable law, Pubco will advance expenses (including attorneys’ fees) incurred by any director or officer in connection with a proceeding as provided by Nevada law. NRS 78.751(2) provides that, unless otherwise restricted by the articles of incorporation, the bylaws or an agreement made by the corporation, a corporation may advance expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding as they are incurred and in advance of the final disposition, upon receipt of an undertaking to repay the amount so advanced, if it is ultimately determined by a court of competent jurisdiction that the indemnitee is not entitled to be indemnified for such expenses. Pursuant to its articles of incorporation, Pubco will provide for the advancement of expenses to any person who is or was a director, officer or employee of Pubco or serving at Pubco’s request as such or in certain other roles, subject to the same general limitations set forth in NRS 78.751(2). Pubco’s articles of incorporation further provide that if a claim for indemnification or advancement of expenses is not paid in full within 30 days after a written claim therefor by a covered person has been received by the corporation, such person may file suit to recover the unpaid amount of such claim or to obtain an advancement of expenses, as appliable, and if such person is successful in whole or in part in any such suit, or in a suit brought by the corporation to recover an advancement of expenses pursuant to the terms of an undertaking, he or she shall be entitled to be paid the expense of prosecuting or defending such claim.

The rights to indemnification and to the advancement of expenses for claims made against any covered person arising out of acts or omissions in respect of Pubco or one of its subsidiaries are generally the same as those set forth above.

Indemnification may also be granted pursuant to the terms of agreements that may be entered in the future or pursuant to a vote of stockholders or directors. The NRS also grants Pubco the power to purchase and maintain insurance, at its expense, to protect its directors, officers, employees and/or agents against any expense, liability or loss, whether or not Pubco would have the power to indemnify such person against such expense, liability or loss under the NRS.

To the maximum extent permitted by law, Pubco’s articles of incorporation eliminate or limit the liability of Pubco’s directors and officers to Pubco or Pubco’s stockholders for damages for breach of such directors’ or officers’ fiduciary duties as directors or officers. NRS 78.138(7) generally provides that a director or officer is not liable to a corporation or its stockholders or creditors for any damages as a result of any act or failure to act in his or her capacity as a director or officer unless the presumption of the business judgment rule set forth in NRS 78.138(3) has been rebutted and it is proven that (i) the director’s or officer’s act or failure to act constituted a breach of his or her fiduciary duties as a director or officer and (ii) the breach of those duties involved intentional misconduct, fraud or a knowing violation of law.

Pubco has entered into separate indemnification agreements with Pubco’s directors and officers. Each indemnification agreement provides, among other things, for indemnification to the fullest extent permitted by applicable law and Pubco’s articles of incorporation and bylaws against any and all expenses, judgments, fines, penalties and amounts paid in settlement of any claim. The indemnification agreements provide for the advancement or payment of all expenses to the indemnitee and for reimbursement to Pubco if it is found that such indemnitee is not entitled to such indemnification under applicable law and Pubco’s articles of incorporation and bylaws.

Pubco has obtained standard policies of insurance under which coverage is provided (a) to Pubco’s directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act, and (b) to Pubco with respect to payments which Pubco may make to such directors and officers pursuant to the above indemnification provision or otherwise as a matter of law.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to directors, officers or persons controlling Pubco under the foregoing provisions, Pubco has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 21. Exhibits and Financial Statement Schedules.

Exhibit No.	Description

2.1(1)	Business Combination Agreement, dated as of October 19, 2025, by and among Armada Acquisition Corp. II, Evernorth Holdings Inc., Pathfinder Digital Assets LLC, SPAC Merger Sub, Company Merger Sub, and Ripple Labs Inc. (incorporated by reference to Exhibit 2.1 to SPAC’s Current Report on Form 8-K, filed with the SEC on October 20, 2025).

2.2*	Plan of Domestication (attached to the proxy statement/prospectus which forms a part of this registration statement as Annex B).

3.1*	Form of SPAC Proposed Certificate of Incorporation (attached to the proxy statement/prospectus which forms a part of this registration statement as Annex H).

3.2*	Form of Proposed SPAC Delaware Bylaws (attached to the proxy statement/prospectus which forms a part of this registration statement as Annex I).

3.3*	Form of Amended and Restated Certificate of Incorporation of Pubco (attached to the proxy statement/prospectus which forms a part of this registration statement as Annex C).

3.4*	Form of Amended and Restated Bylaws of Pubco (attached to the proxy statement/prospectus which forms a part of this registration statement as Annex D).

4.1	Specimen Class A Ordinary Shares Certificate of SPAC (incorporated by reference to Exhibit 4.2 to Amendment No. 2 to SPAC’s Registration Statement on Form S-1, filed with the SEC on May 15, 2025).

4.2**	Form of Warrant Assignment Assumption and Amendment Agreement.

5.1**	Opinion of Brownstein Hyatt Farber Schreck, LLP.

8.1**	Tax opinion of Wilson Sonsini Goodrich & Rosati, P.C.

10.1	Form of Amended and Restated Registration Rights Agreement (incorporated by reference to Exhibit 4.1 to SPAC’s Current Report on Form 8-K, filed with the SEC on October 20, 2025).

10.2	Form of Lock-Up Agreement (incorporated by reference to Exhibit 10.2 to SPAC’s Current Report on Form 8-K, filed with the SEC on October 20, 2025).

10.3	Contribution Agreement, dated October 19, 2025, by and among the Seller Affiliate and the Company (incorporated by reference to Exhibit 99.3 to SPAC’s Current Report on Form 8-K, filed with the SEC on October 20, 2025).

10.4	Sponsor Support Agreement, dated July 21, 2025, by and among Pubco, SPAC and the Sponsor (incorporated by reference to Exhibit 10.1 to SPAC’s Current Report on Form 8-K, filed with the SEC on October 20, 2025).

Exhibit No.	Description

10.5(1)	Form of Advance Funding Subscription Agreement (Institutional) (incorporated by reference to Exhibit 10.3 to SPAC’s Current Report on Form 8-K, filed with the SEC on October 20, 2025).

10.6(1)	Form of Delayed Funding Subscription Agreement (Institutional) (incorporated by reference to Exhibit 10.4 to SPAC’s Current Report on Form 8-K, filed with the SEC on October 20, 2025).

10.7(1)	Form of Advance Funding Subscription Agreement (Individual) (incorporated by reference to Exhibit 10.5 to SPAC’s Current Report on Form 8-K, filed with the SEC on October 20, 2025).

10.8(1)	Form of Delayed Funding Subscription Agreement (Individual), (incorporated by reference to Exhibit 10.6 to SPAC’s Current Report on Form 8-K, filed with the SEC on October 20, 2025).

10.9(1)	Series C Subscription Agreement (incorporated by reference to Exhibit 10.7 to SPAC’s Current Report on Form 8-K, filed with the SEC on October 20, 2025).

10.10(1)	Form of Ripple Group Subscription Agreement (incorporated by reference to Exhibit 10.8 to SPAC’s Current Report on Form 8-K, filed with the SEC on October 20, 2025).

10.11(1)	Form of Tax Receivable Agreement (incorporated by reference to Exhibit 10.8 to SPAC’s Current Report on Form 8-K, filed with the SEC on October 20, 2025).

10.12(1)*	Form of Evernorth Holdings Inc. 2025 Omnibus Incentive Plan (attached to the proxy statement/prospectus which forms a part of this registration statement as Annex R).

10.13(1)*	Form of Evernorth Holdings Inc. 2025 Employee Stock Purchase Plan (attached to the proxy statement/prospectus which forms a part of this registration statement as Annex S).

10.14	Letter Agreement, dated May 20, 2025, among SPAC, the Original Sponsor and each of the initial shareholders, directors and officers of SPAC (incorporated by reference to Exhibit 10.1 to SPAC’s Current Report on Form 8-K, filed with the SEC on May 27, 2025) .

10.15*	Master Intercompany Facility Agreement, dated as of August 1, 2025, between Ripple Labs Inc. and Pathfinder Digital Assets LLC.

10.16*	Amendment to Revolving Loan, dated as of February 11, 2026, between Ripple Labs Inc. and Pathfinder Digital Assets LLC.

10.17*	Master Intercompany Facility Agreement, dated as of August 1, 2025, between Ripple Labs Inc. and Evernorth Holdings Inc.

10.18*	Amendment to Revolving Loan, dated as of February 11, 2026, between Ripple Labs Inc. and Evernorth Holdings Inc.

10.19*	Custodial Services Agreement, dated October 9, 2026, between Evernorth Holdings Inc. and BitGo Trust Company, Inc.

10.20*	Custodial Services Agreement, dated October 22, 2026, between Pathfinder Digital Assets LLC and BitGo Trust Company, Inc.

21.1**	List of Subsidiaries of Pubco Post-Business Combination.

23.1**	Consent of Deloitte & Touche LLP (with respect to Evernorth Holdings Inc.).

23.2**	Consent of Deloitte & Touche LLP (with respect to Pathfinder Digital Assets LLC).

23.3**	Consent of CBIZ CPAs P.C.

23.4**	Consent of Brownstein Hyatt Farber Schreck, LLP (included in Exhibit 5.1).

23.5**	Consent of Wilson Sonsini Goodrich & Rosati, P.C. (included in Exhibit 8.1).

23.6**	Consent of Cohen & Company Securities, LLC.

Exhibit No.	Description

24.1**	Powers of Attorney (included as part of signature pages hereto).

98.1**	Opinion of Cohen & Company Securities, LLC.

99.1**	Consent of Asheesh Birla to be Named as a Director.

99.2**	Consent of Stuart Alderoty to be Named as a Director.

99.3**	Consent of to be Named as a Director.

99.4**	Consent of to be Named as a Director.

99.5**	Consent of to be Named as a Director.

99.6**	Form of Proxy Card for Extraordinary General Meeting of SPAC Shareholders.

107**	Filing fee table.

*	Filed herewith.
**	To be filed by amendment.
(1)

Certain schedules, exhibits and similar attachments have been omitted in accordance with Regulation S-K Item 601(a)(5). The registrant agrees to furnish supplementally a copy of all omitted information to the SEC upon its request.

†	Certain personally identifiable information has been omitted from this exhibit pursuant to Item 601(a)(6) of Regulation S-K.

Item 22. Undertakings.

The undersigned registrant hereby undertakes as follows:

(a) (1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)

To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) of the Securities Act if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Filing Fee Table” in the effective registration statement;

(iii)

To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)

That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)

That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)

That, for the purpose of determining any liability under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424 of the Securities Act;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)

The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6)

That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act, the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(7)

That every prospectus: (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415 of the Securities Act, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(8)

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the undersigned pursuant to the foregoing provisions, or otherwise, the undersigned has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the undersigned of expenses incurred or paid by a director, officer or controlling person of the undersigned in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the undersigned will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(b)

The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(c)

The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of San Francisco, state of California, on the     day of     , 2026.

Evernorth Holdings Inc.

By:
	Name:	Asheesh Birla
	Title:	Chief Executive Officer, Secretary and Director (Principal Executive Officer)

By:
	Name:	Matthew Frymier
	Title:	Chief Financial Officer (Principal Accounting and Financial Officer)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Asheesh Birla and Matthew Frymier as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this Registration Statement on Form S-4, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorneys-in-fact and agents and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or his or her substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following person in the capacities indicated on     , 2026.

Signature	Title	Date

	Asheesh Birla Chief Executive Officer, Secretary and Director (Principal Executive Officer)	, 2026

Matthew Frymier Chief Financial Officer (Principal Accounting and Financial Officer)

	Stuart Alderoty Director	, 2026

	Director	, 2026

	Director	, 2026

	Director	, 2026

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of San Francisco, state of California, on the     day of     , 2026.

Pathfinder Digital Assets LLC

By:
	Name:	Asheesh Birla
	Title:	Chief Executive Officer (Principal Executive Officer)

By:
	Name:	Matthew Frymier
	Title:	Chief Financial Officer (Principal Accounting and Financial Officer)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Asheesh Birla and Matthew Frymier as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this Registration Statement on Form S-4, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or his or her substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following person in the capacities indicated on     , 2026.

Signature	Title	Date

	Asheesh Birla Chief Executive Officer (Principal Executive Officer)	, 2026

Matthew Frymier Chief Financial Officer (Principal Accounting and Financial Officer)

By: Asheesh Birla Title: Chief Executive Officer, Secretary and Director	Evernorth Holdings Inc. Managing Member	, 2026